Form 20-F
period 2002-12-31
IMA EXPLORATION INC
filed 2003-05-16
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2002
                                       or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

                         Commission file number: 0-30464

                              IMA EXPLORATION INC.
             (Exact name of Registrant as specified in its charter)

                              IMA EXPLORATION INC.
                 (Translation of Registrant's name into English)

                                BRITISH COLUMBIA
                 (Jurisdiction of incorporation or organization)

      #709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON SHARES, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002.

                26,550,606 COMMON SHARES AS OF DECEMBER 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X       No
    ---------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17     X              Item 18
        ---------                  ----------

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

GLOSSARY OF TERMS

GENERAL TERMS
ARGILLIC ALTERATION:               Development  of  secondary  clay  minerals by
                                   weathering or hydrothermal activity.

BRECCIA: A rock containing generally angular fragments of itself or some other rock.

CATEO: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US $0.35 ( Pesos $0.80 ) per hectare is required.

CLASTIC:                           Rock  components  consisting   of   fragments
                                   derived by mechanical erosion of pre-existing rocks.

COLOR ANOMALY:                     An atypical or unusual color pattern  visible
                                   on air photos or satellite images of rock outcrop areas, often caused by hydrothermal alteration.

G/T:                               grams per tonne

HYDROTHERMAL ALTERATION:           Those chemical and mineral changes  resulting
                                   from the interaction of hot water solutions with pre-existing solid mineral phases.

Ignimbrite:                        Pumice-dominated  pyroclastic  flow  deposits
                                   with subordinate ash.

INTRUSIVE ROCKS:                   A body of rock, that while fluid,  penetrated
                                   into or between other rocks, but solidified before reaching the surface.

KM:                                Kilometer

M:                                 Meter

MAFIC: Dark colored, generally iron or magnesium rich, rock or mineral.

MANIFESTATIONS:                    In Argentina, manifestations  or   "manifest-
                                   aciones" of discovery  are  official  notices
                                   filed  with the mining  authority  indicating
                                   that the person filing (who must be the owner
                                   of the cateo in an area  covered  by a cateo)
                                   has  made  a   discovery.   The   filing  and
                                   acceptance by the mining  authority of such a
                                   notice,   constitutes   the  first   step  in
                                   converting a discovery to a mine (see below).
                                   A manifestation of discovery may cover one or
                                   more  claims  in the case of either a vein or
                                   disseminated   deposit.   The   size  of  the
                                   manifestations   and  the   annual   payments
                                   required of the owner is the same as those for a mine.

MINE: In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$17.50 (Pesos $40) per claim are made. A mine may consist of one or several claims or "pertinencias". In the case of vein deposits, each claim is a maximum of 200 by 300 meters or six hectares; for disseminated deposits, each claim is up to one square kilometer or 100 hectares.

PORPHYRY:                          An igneous rock containing  mineral  crystals
                                   that are visibly larger than other crystals of the same or different composition.

PPB:                               parts per billion

PPM:                               parts per million

SATELLITE IMAGERY:                 Maps or images  produced from data  collected
                                   by  satellite   displaying   wavelength   and
                                   intensity variations of visible and infrared radiation reflected from the Earth's surface.

SCREE: A slope of loose rock debris at the base of a steep incline or cliff.

SEDIMENTARY ROCKS:                 Descriptive   term   for  a  rock  formed  of
                                   sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

STREAM SEDIMENT SAMPLE:            A  sample  of fine  sediment derived from the
                                   mechanical action of the stream.

SKARN                              A style of alteration  characterized  by iron
                                   and   magnesium    bearing    aluminosilicate
                                   materials such as garnet and diopside.

SUBVOLCANIC:                       An  intrusive  body  emplaced  close  to  the
                                   earth's surface within a volcano.

SULFIDE: A compound of sulfur combined with one or more metallic or semi-metallic elements.

VEINS:                             An  occurrence  of   minerals,  having   been
                                   intruded into another rock, forming tabular shaped bodies.

ELEMENTS:

AG:                                Silver

AS:                                Arsenic

AU:                                Gold

BA:                                Barium

CO:                                Cobalt

CU:                                Copper

MO:                                Molybdenum

PB:                                Lead

SB:                                Antimony

ZN:                                Zinc

MINERALS:

BIOTITE:                           An iron and magnesium bearing mica mineral.

CARBONATE:                         A mineral containing the radical CO3.

CHALCOPYRITE:                      A sulfide mineral containing copper and iron.

DIOPSIDE:                          A magnesium rich pyroxene mineral.

FELDSPAR:                          An  aluminosilicate  with variable amounts of
                                   potassium, sodium and calcium.

GYPSUM: A calcium sulphate mineral, a common mineral of evaporates.

HEMATITE:                          An iron oxide mineral.

HORNBLENDE:                        A   complex   hydrated   aluminosilicate   of
                                   magnesium, iron and sodium.

MAGNETITE:                         A magnetic iron oxide mineral.

MICA: A mineral with a strongly defined platey structure.

PLAGIOCLASE:                       A calcium-rich feldspar mineral.

PYRITE:                            An iron sulfide mineral.

PYROXENE:                          An aluminosilicate of magnesium and iron.

PYRRHOTITE:                        A magnetic sulfide of iron.

ROCK TYPES:

ANDESITE:                          A  volcanic  rock with the principal minerals
                                   being plagioclase.

CONGLOMERATE:                      A clastic sedimentary rock containing rounded
                                   fragments of gravel or pebble size.

DACITE: A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

DIORITE: An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

LIMESTONE:                         A  sedimentary  rock  consisting  chiefly  of
                                   calcium carbonate.

SANDSTONE:                         A clastic sedimentary  rock composed  largely
                                   of sand-sized grains, principally quartz.

SHALE: A clastic sedimentary rock derived from very fine-grained sediment (mud).

SILTSTONE:                         A clastic  sedimentary  rock similar to shale
                                   except comprised of slightly coarser material
                                   (silt).

TUFF:                              A   rock   formed   of   compacted   volcanic
                                   fragments, generally smaller than 4mm in diameter.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------
Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------
Not applicable.

ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

The selected financial data of IMA Exploration Inc. (the "Company") for the years ended December 31, 2002, 2001 and 2000 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended December 31, 1999 and 1998 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 10 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and United States Generally Accepted Accounting Principles ("U.S. GAAP"), and their effect on the Company's financial statements.

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company considers that it has adequate resources to maintain its operations and will require additional financing for planned exploration and property acquisitions for the remainder of 2003. See "Item 5. Operating and Financial Review and Prospects".

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                      (CDN$ IN 000, EXCEPT PER SHARE DATA)

-----------------------------------------------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------
                                 2002          2001             2000           1999           1998
Revenue                             $0            $0               $0             $0              $0

General Corporate
Expenditures                    (1,278)         (836)          (1,066)          (941)           (862)

General Exploration
Expenditures                      (180)         (110)            (137)          (160)           (157)


Foreign Exchange Gain               (8)           17               (9)           (25)             42
(Loss)



-----------------------------------------------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------
                                 2002          2001             2000           1999           1998

Interest and
Miscellaneous Income                27            97              157             47              97

Provision for
Marketable Securities                -           (22)            (179)          (417)              -

Gain (Loss) on Sale of
Marketable Securities                -            (7)               -           (162)             53

Write-off of Mineral
Properties                           -           (21)            (790)           (99)            (96)

Gain on Exchange of
Minas Barbados                       -             -                -              -           2,107

Equity Interests in
Affiliated Companies                 -             -                -              -            (683)

Net Income (Loss)               (1,440)         (882)          (2,024)        (1,746)            499

Earnings (Loss) per
Share
  Basic                          (0.06)        (0.06)           (0.17)         (0.23)           0.12
  Diluted                        (0.06)        (0.06)           (0.17)         (0.23)           0.11

Weighted Average
Number of Shares
Outstanding                     23,188        15,104           11,939          7,567           4,157

Working Capital                  1,431           733            1,435          1,261           1,660
(Deficiency)

Capital Assets                      46            57               74             90              89

Mineral Properties               5,848         4,581            3,282          2,083             714

Long-Term Debt                       -             -                -              -               -

Total Assets                     7,432         5,487            4,980          3,602           2,729

Net Assets -
Shareholder's
Equity                           7,324         5,372            4,790          3,434           2,628


ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 10 of the accompanying consolidated audited financial statements):

                                           (CDN$ IN 000, EXCEPT PER SHARE DATA)

                                 2002           2001            2000           1999            1998
CONSOLIDATED STATEMENT
OF OPERATIONS

Earnings (Loss) for
the year under
Canadian GAAP                  $(1,440)         $(882)        $(2,054)       $(1,746)            $499


Mineral property and
deferred exploration
costs for the year              (1,267)        (1,321)         (1,989)          (786)            (224)

Mineral property and
deferred exploration
costs acquired from
acquisition of IMPSA                 -              -               -           (682)               -


Mineral property and
deferred exploration
costs written off
during the year which
would have been
expensed in the year
incurred                             -             22             790             99               96


Mineral property and
deferred exploration
costs disposed of
during the year which
would have been
expensed in the year
incurred                             -              -               -              -            2,933


Stock-based
compensation                      (102)             -               -              -                -

Earnings (Loss) for
the year under US GAAP
before comprehensive
income adjustments             $(2,809)       $(2,181)        $(3,224)       $(3,115)          $3,305




                                 2002           2001            2000           1999            1998

Unrealized gains on
available-for-sale
securities                          55              -               -            (82)              82
                         -----------------------------------------------------------------------------
Comprehensive
Income (Loss)                  $(2,754)       $(2,181)        $(3,224)       $(3,197)          $3,387
                         =============================================================================


Earnings (Loss) per
share under US GAAP             $(0.12)        $(0.14)         $(0.26)        $(0.36)           $0.80
                         =============================================================================

Diluted Earnings
(Loss) per share under
US GAAP                         $(0.12)        $(0.14)         $(0.26)        $(0.36)           $0.79
                         =============================================================================

                                 2002        2001            2000           1999            1998
                          ----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Balance per Canadian
GAAP                            $7,324         $5,372          $4,790         $3,435           $2,628

Mineral property and
deferred exploration
costs expensed                  (5,848)        (4,581)         (3,282)        (2,083)            (714)

Unrealized gains on
available-for-sale
securities                           -              -               -              -               82

Accumulated other
comprehensive income                54              -               -              -               -
                          ----------------------------------------------------------------------------

Balance per US
GAAP                            $1,530           $790          $1,508         $1,352          $1,996
                          ============================================================================


MINERAL PROPERTIES AND
RELATED DEFERRED COSTS

Balance per Canadian
GAAP                            $5,848         $4,581          $3,282         $2,083            $714

Mineral Property
exploration costs and
expenses per US GAAP           $(5,848)       $(4,581)        $(3,282)       $(2,083)          $(714)
                         -----------------------------------------------------------------------------

BALANCE PER US
GAAP                               $-             $-              $-             $-              $-
                         =============================================================================


                                 2002           2001            2000           1999            1998

CONSOLIDATED
STATEMENTS OF CASH
FLOWS

OPERATING ACTIVITIES

Cash (used) provided
per Canadian GAAP              $(1,306)         $(898)          $(987)       $(1,567)          $(867)

Mineral property and
exploration
expenditures                    (1,267)        (1,321)         (1,989)          (786)           (224)

Mineral property and
exploration
expenditures - IMPSA                 -              -               -           (650)              -


Cash used per US GAAP          $(2,573)       $(2,219)        $(2,976)       $(3,003)        $(1,091)

INVESTING ACTIVITIES

Cash used per Canadian
GAAP                           $(1,278)       $(1,312)        $(2,004)         $(373)          $(396)

Mineral property and
exploration
expenditures                     1,267          1,321           1,989            786             224

Mineral property and
exploration
expenditures - IMPSA                 -              -               -            650               -
                         -----------------------------------------------------------------------------

Cash provided (used)
per US GAAP                       $(11)            $9            $(15)        $1,063           $(172)
                         =============================================================================


FINANCING ACTIVITIES

Cash provided per
Canadian and US GAAP            $3,264         $1,463          $3,380         $2,553          $1,741
                         =============================================================================


See Note 10 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on May 12, 2003, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.3885 (US$0.7202 = CDN$1.00).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended April 30, 2003.

       MONTH                            HIGH                    LOW

       November 2002                    .6362                  .6241

       December 2002                    .6362                  .6267

       January 2003                     .6289                  .6200

       February 2003                    .6295                  .6217

       March 2003                       .6325                  .6266

       April 2003                       .6397                  .6252

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.


                    PERIOD                               AVERAGE

      January 1, 1998 - December 31, 1998                 0.6940
      January 1, 1999 - December 31, 1999                 0.6731
      January 1, 2000 - December 31, 2000                 0.6746
      January 1, 2001 - December 31, 2001                 0.6456
      January 1, 2002 - December 31, 2002                 0.6368


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company's operations:

LIQUIDITY AND CASH FLOW: To date the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities, and the disposition of its interest in Minas Argentinas SA and the sale of Viceroy Resource Corporation Common Shares. As at April 30, 2003, the Company had working capital of approximately $4,000,000. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources". The Company believes is does have adequate resources to maintain its ongoing operations and will require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2003. See "Item 5. Operating and Financial Review and Prospects".

EXPLORATION STAGE COMPANY: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration stage.

ADDITIONAL FINANCING: The Company presently has sufficient financial resources to meet property commitments on its existing property holdings. The Company at present does not, however, have sufficient funds to conduct exploration programs on all these properties and will need to obtain additional financing or find joint venture partners in order to initiate any such programs.

On April 3, 2003, the Company announced a $2.61 million dollar financing, subject to regulatory approval. The proceeds from the financing will be used for projects in South America and for working capital. The financing was completed on April 28, 2003 and will not provide adequate funds to meet all of the Company's operating and planned exploration costs proposed for the remaider of the year.

There is no assurance that the Company will be successful in obtaining additional financing or negotiating agreements with potential joint venture partners. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company's business strategy contemplates investments in joint ventures to fund exploration activities on the Company's properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture, including the Company's interest in any properties it contributes. Except for the agreement between the Company and Barrick Gold Corporation (See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Barrick Agreement"), the Company does not have any definitive commitment or agreement concerning any material investment, strategic alliance or related effort, on any of the Company's properties. Any investments, strategic alliances or related efforts are accompanied by risks such as:

           i) the difficulty of identifying appropriate joint venture partners or opportunities;

           ii)     the  time  the  Company's   senior   management   must  spend
                   negotiating   agreements   and   monitoring   joint   venture
                   activities;

           iii) the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;

           iv)     potential   regulatory   issues  applicable  to  the  mineral
                   exploration business;

           v) the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;

           vi) the inability of management to capitalize on the growth opportunities presented by joint ventures; and

           vii)    the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

EXPLORATION RISKS: Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's efforts to identify reserves will be successful. Moreover, substantial expenditures are required to establish reserves through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish reserves, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices. The Company would like to establish reserves but does not intend to construct or operate a mine.

PROJECT DELAY: The Company's minerals business is subject to the risk of unanticipated delays in permitting its projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents.

In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

TITLE TO PROPERTIES: The validity of mining claims, which constitute a significant portion of the Company's undeveloped property holdings, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. As of April 30, 2003, the Company has not lost title to any of its properties, nor is it contesting any challenges to its ownership.

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.94 to a low of $0.34 during the 12-month period ending December 31, 2002. There can be no assurance that continual fluctuations in price will not occur.

OPERATING HAZARDS AND RISKS: Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides a 90% coverage on office contents, up to $128,000, with a $500 deductible. In addition, the policy provides general liability coverage of up to $5,000,000 for personal injury, per occurrence, and $2,000,000 for legal liability for any one premises, with a $500 deductible. The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

The Company maintains a Foreign Commercial General Liability policy in U.S. dollars which provides a US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offense for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by the Company or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by the Company or other for whom the Company is responsible.

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

         $5,000,000 bodily injury liability for each person.
         $5,000,000 bodily injury liability for each occurrence.
         $5,000,000 property damage liability for each occurrence. $10,000 medical expense coverage, per person.
         $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

MANAGEMENT: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company, Gerald G. Carlson, the Chairman of the Company's Board of Directors, and William Lee, the Company's Chief Financial Officer. The loss of any of these people could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). Gerald G. Carlson provides his services to the Company through KGE Management Ltd. All of the Company's other officers and directors are employed directly by the Company. The Company has entered into consulting agreements with Oxbow and KGE Management Ltd. The Company has entered into an employment agreement with William Lee. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions". The Company does not maintain "key-man" insurance in respect of any of its principals.

DEPENDENCE UPON OTHERS: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions,
(ii) the ability to discover and produce minerals; (iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

CONFLICTS OF INTEREST: All of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. See "Item 6. Directors, Senior Management and Employees - Conflict of Interest".

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: Certain of the projects in which the Company has an interest are located in Argentina and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. See "Item 4. Information on the Company - Business Overview - Government Regulations on the Company's Business.". The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

As a result of the Provincial and Municipal elections in Peru to be held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 the Company announced its intention to take a more measured approach to exploration on the Rio Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. See "Item 4. Information on the Company - Principal Properties - Peruvian

Properties." The Company intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalized. Aided by several Peruvian Social-Economic consultants, a draft Company-Community plan has been prepared and the Company intends to present the plan for discussion with the community leaders, government officials and other interested party leaders in the second quarter of 2003. See "Item 4. Information on the Company - Business Overview - Government Regulations on the Company's Business."

In addition, Argentina has recently experienced economic and political instability. An economic crisis has developed since December 2001. As a result, Argentina has defaulted on its loans and is working with the International Monetary Fund on a bail-out loan agreement. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

CURRENCY FLUCTUATIONS: The Company's operations in Argentina, Peru and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company's financial position and results. The Company's property, option and mining expenses are generally denominated in U.S. dollars. As such, the Company's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. In recent years, the Canadian dollar has experienced a devaluation against the U.S. dollar, which requires the Company to spend more Canadian dollars on its projects. Continued devaluation of the Canadian dollar against the U.S. dollar could materially and adversely affect the Company's operations and financial position. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe the Company is subject to material exchange rate exposure from any fluctuation of the Argentine or Peruvian currencies. The Company does not engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects".

ENVIRONMENTAL REGULATIONS: The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company's operations; however, any changes in environmental legislation or regulations, or in the Company's business, may cause compliance with such legislation and/or regulation to have a material impact on the Company's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to ensure that it complies fully with all environmental regulations relating to its operations in Argentina and Peru.

NO DIVIDENDS: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

PENNY STOCK REGULATION: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US$5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's common shares are subject to the penny stock rules, the holders of common shares may find it difficult to sell the common shares of the Company.

ENFORCEMENT OF LEGAL PROCESS: Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. All of the members of the Board of Directors and senior management of the Company reside outside the United States. Furthermore, since all of the Company's assets are located outside the United States, any judgment obtained in the United States against the Company or such persons may not be collectible within the United States.

ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------
HISTORY AND DEVELOPMENT OF THE COMPANY

Since April 3, 1996, the Company has been engaged, through its subsidiaries, in the acquisition and exploration of mineral properties, with a primary focus in Argentina and Peru. The Company was incorporated under the COMPANY ACT (British Columbia, Canada) (the "Company Act") on September 17, 1979, as Gold Star Resources Ltd. On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp. From its date of inception to January 31, 1992, the Company was inactive. Between January 31, 1992 and August 31, 1994, the Company was involved in the eyewear and optical products industry. Subsequently, the Company again became inactive and began seeking a new business opportunity. The Company filed another Altered Memorandum on February 9, 1995 to reflect its name change to International Amera Industries Corp. On February 20, 1996, the Company filed an Altered Memorandum, changing its name to IMA Resource Corporation, and became engaged in the acquisition and exploration of mineral properties.

In September of 1995 the Company formed IMPSA Resources Corporation ("IMPSA") in order to pursue opportunities in Peru. At that time, exploration efforts by other companies in Peru were beginning in earnest. Management believed Peru was a favorable country for mineral exploration due to the country's geology and strong mining culture. In addition, management believed that Peru was under-explored.

Management believed that the amount of capital necessary to fully exploit opportunities in Peru was greater than what the Company sought to invest. Since the Company had an ongoing exploration program in Argentina, the Company initially limited the funding of its Peruvian projects to $250,000. The Company established IMPSA and used the Company's $250,000 capital contribution to establish an infrastructure and initiate property reviews. A number of consultants were retained and detailed property assessments were initiated. The Company determined that in order to further develop IMPSA, additional funding would be required.

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution. As a result of issuing 375,000 shares to IMPSA's management and key employees, and the completion of two private placements resulting in the issuance of a total of 1,528,000 common shares of IMPSA, the Company's initial investment in IMPSA was diluted to 20.76%. However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA. During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company's percentage ownership of IMPSA from 20.76% to 43.81%. In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company's Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% subsidiary, to acquire IMPSA's 80% interest in IMPSA (BVI) and IMPSA's advances to IMPSA (BVI), of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA (BVI). See "Item 4. Information on the Company - Organizational Structure." The fee is limited to a maximum of $1.4 million. This transaction was approved by IMPSA's shareholders on September 4, 2001. IMPSA used the cash proceeds to retire its debt to the Company. Rio Tabaconas (formerly known as Tamborapa), IMPSA's principal property, is for the most part an early stage exploration property and involves a high degree of risk.

On April 3, 1996, the Company acquired IMA Holdings Corp. ("IHC"), a British Columbia company. The acquisition of IHC by the Company resulted in the former shareholders of IHC acquiring control of the Company. At the time of the acquisition, the Company had two common directors with IHC. Generally accepted accounting principles required the transaction to be treated for accounting purposes as a reverse-takeover. In accounting for this transaction:

      (i) IHC was deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the Company's consolidated balance sheet at their historical book value; and

      (ii) control of the net assets and business of the Company was acquired effective April 3, 1996. The transaction was accounted for as a purchase of the assets and liabilities of the Company by IHC at their fair values.

IHC's primary asset was a 50% joint venture interest in Minas Argentinas (Barbados) Inc. ("Minas Barbados"). Oro Belle Resources Corporation ("Oro Belle"), a third party, held the remaining 50% interest in Minas Barbados. The sole asset of Minas Barbados is its 100% interest in Minas Argentinas S.A. ("MASA"). MASA is an Argentine company whose main activity is exploration of mineral properties in Argentina. During 1998, the Company held discussions with Oro Belle and its majority shareholder, Viceroy, to restructure the arrangement and facilitate the funding of future financial requirements of MASA.

In May 1998, the Company entered into an arrangement (the "Plan of Arrangement") with Viceroy Resource Corporation ("Viceroy") whereby the Company agreed to exchange its 50% interest in Minas Barbados for 2,200,000 common shares of Viceroy (the "Viceroy Shares"), at a price of $2.25 per Viceroy Share (being the market value of the Viceroy Shares on the date of the transaction), a 1% net smelter returns royalty interest (the "MASA NSR") in the mineral property interests held by MASA, and the extinguishment of all debts owing by the Company to MASA. No value was ascribed to the MASA NSR for the purpose of calculating the total consideration received at the date of exchange.

The Company also  restructured  its share capital to facilitate the distribution
of  1,540,000  Viceroy  Common  Shares  to  the  Company's   shareholders.   The
transaction was accomplished as follows:

      i) each issued and outstanding common share of the Company was exchanged for one Class A common share and one Class B preferred share (the "Preferred Shares") of the Company;

      ii) the holders of the Preferred Shares received 1,540,000 Viceroy Common Shares, directly from Viceroy, in exchange for all of the Preferred Shares;

      iii) the Company relinquished its ownership interest in Minas Barbados to Viceroy in exchange for the Preferred Shares, the MASA NSR, the extinguishment of all debts to MASA and 660,000 Viceroy Shares. The Preferred Shares were then canceled by the Company; and

      iv) all options and warrants to purchase common shares of the Company became exercisable to purchase Class A common shares on the same basis as the common shares.

The transaction became effective July 7, 1998, upon filing an Altered Memorandum, and the Company changed its name to IMA Exploration Inc. As a result of the transaction, the Company consolidated its share capital on the basis of four old shares for one new share.

On June 30, 1999, the shareholders of the Company passed a Special Resolution approving a redesignation of the Class A Common Shares to common shares.

In August 1999, the Company completed a private placement with Barrick Gold Corporation ("Barrick") and issued 1.5 million units at a price of $1.00 per unit. Each unit consists of one common share in the capital stock of the Company and one non-transferable share purchase warrant, entitling Barrick to purchase an additional common share for a period of one year at a price of $1.50 per share. On April 19, 2001, Barrick exercised warrants at $1.50 to purchase an additional 350,000 shares of the Company for total proceeds of $525,000. The funds were spent on the drilling program on the Potrerillos property. On August 16, 2001, Barrick exercised their remaining warrants to buy 1,150,000 common shares of the Company for a total proceeds of $1,725,000. The proceeds were spent on further exploration of the Company's properties in the Valle del Cura region of Argentina from October 2000 to March 2001. As a result of the exercise, Barrick became the Company's largest shareholder. See "Item 7. Major Shareholders and Related Party Transactions".

Of the proceeds from the Barrick private placement, the Company agreed to spend, by August 2000, a minimum of $1,125,000 on its Valle del Cura properties in Northwestern Argentina. As of December 31, 2002, the Company spent $2,073,114 on its Valle del Cura properties, satisfying the aforementioned agreement. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties".

As part of a financing and option agreement dated August 17, 1999 between the Company and Barrick, the Company granted Barrick an option to earn an interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle del Cura region. Barrick may earn a 50% interest in the selected property by paying the Company US$250,000 and expending US$3 million in exploration on the selected property within five years of making the US$250,000 payment. Once Barrick has earned its 50% interest, the selected property will be operated as a joint venture, with Barrick as the operator. In addition, Barrick shall have the option to earn an additional 25% interest, for a total of 75%, by agreeing to provide financing for the Company's share of the costs to bring the selected property into production. See this "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties
- Property Agreements and Exploration Activities - Barrick Agreement".

As a result of Barrick exercising all the 1,500,000 warrants, the selection period was automatically extended for an additional twelve calendar months to November 30, 2001. As of March 23, 2001, the Company further extended the selection period to November 30, 2002. Subsequent to the year end, Barrick and the Company agreed to extend the Selection Notice Period in the Option Agreement from November 30, 2002 to December 30, 2003 to allow Barrick's technical team to review additional properties of the Company. In return for the extension Barrick paid US$65,000 which will be used to make payments to maintain the option properties in good standing.

Throughout the 2002 fiscal year exploration on the Potrerillos and Rio de las Taguas properties was on hold pending resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick.

The current office and principal address of the Company is located at #709 - 837 Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's telephone number is (604) 687-1828.

NATURE OF THE COMPANY'S OPERATIONS AND PRINCIPAL ACTIVITIES

The Company has made additions to mineral properties and deferred costs of $1,266,555, $1,320,777 and $1,989,049 and capital assets of $11,201, $8,012 and
$15,321 for the fiscal years ended December 31, 2002, 2001, and 2000, respectively. For the three months ended March 31, 2003, the Company has made additions to mineral properties and deferred costs of approximately $610,000 and no additions to capital assets.

During the fiscal year ended December 31, 2002 the Company did not terminate any option agreements on properties and mineral claims. During the fiscal years ended December 31, 2001 and 2000, the Company terminated option agreements on properties and mineral claims resulting in the write-off of mineral properties and deferred costs in the amounts of $21,483 and $789,953, respectively.

During the nine month period from March 31, 2003 to December 31, 2003, the Company has no planned exploration expenditures in Argentina for the Valle del Cura region, the Gualcamayo region, or the NW San Juan region. The Company plans to expend US$500,000 in Argentina on surface work at the Navidad project, an additional US$1,500,000 on drill programs at the Navidad project and US$593,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru during the nine month period from March 31, 2003 to December 31, 2003. In addition, minimum property payments of approximately US $225,000 are required to maintain all of the existing property holdings.

As a result of the Provincial and Municipal elections in Peru to be held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 the Company announced its intention to take a more measured approach to exploration on the Rio Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. See "Item 4. Information on the Company - Principal Properties - Peruvian Properties." The Company intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalize. Aided by several Peruvian Social-Economic consultants, a draft Company-Community plan has been prepared and the Company intends to present the plan for discussion with the community leaders, government officials and other interested party leaders in the second quarter of 2003. See "Item 5. Operating and Financial Review and Prospects".

For the Company's other Argentinean properties, where no expenditures are planned, it is the Company's intention to seek joint venture partners to provide funding for further work on any or all of those properties. On March 6, 2003, the Company entered into an agreement granting Amera Resources Corporation, a private company which has a common director with the Company ("Amera"), an Option to earn 51% undivided interest on Arturo's Property (Mogotes). Amera can earn its interest in the property by issuing 1,650,000 common shares to the Company and incurring US$1,250,000 of expenditures (including work programs and underlying option payments), over a period of five years. See "Item 4. Information on the Company - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Arturo's Property (Mogotes)" and "Item. 7 Major Shareholders and Related Party Transactions - Related Party Transactions."

As of April 30, 2003, the Company does not have sufficient working capital to fund all of its planned exploration work and property commitments and meet all of its ongoing overhead obligations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to conduct further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of, or substantial dilution of the Company's interest in its properties.

BUSINESS OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. The Company's strategy and primary corporate objective is to acquire property for the purpose of mineral exploration and exploitation in known mining areas adjacent to, or in close proximity to, known major discoveries. The Company, therefore, expects these properties to command higher acquisition, maintenance, and vendor participation fees, where these higher fees are deemed reasonable to attempt to reduce the overall risks associated with mineral exploration. In the event the Company discovers mineralization capable of economic production, the Company intends to seek a joint venture partner and/or to sell all or a portion of the Company's interest in the subject property to finance the development of such property. The secondary corporate objective is to identify new frontiers through the evaluation of available historic and satellite data and acquire large parcels of land in undeveloped regions with the potential to host mineral deposits. There are no assurances that the Company's strategies will achieve the desired results and the Company may acquire interests in properties at higher prices, due to the properties' proximities to other discoveries, and may have to write-off all or a portion of the value of such properties if they prove uneconomic. At present, the Company has no producing properties and, consequently, has no current operating income or cash flow. As of the date of this annual report, the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company's properties is determined.

Due to the seasonality of field work in the high Andes, the timing for the Valle del Cura work is generally restricted to the period from October to April, while the Patagonia region is accessablefrom September to June, and work on Rio Tabaconas, the Peruvian property, can be carried out year round but is generally more effective in the drier season from May to December.

During the year ended December 31, 2002, the Company significantly increased its focus on activities in the Patagonia region of Argentina carrying out an extensive exploration program in the Chubut Province and acquiring five new gold and silver projects. Additionally the Company has evaluated a number of projects available for option ranging from grass roots projects to advanced projects including those with resources. The Peruvian property payments will be made to keep the Company's property holding in good standing.

With respect to properties located in the Valle del Cura region of Argentina, the Company does not intend to conduct any further exploration on these properties unless Barrick exercises its option to earn a 50% interest in EITHER the Rio de las Taguas or Potrerillos properties. If it decides to exercise this option, Barrick must select a property by December 30, 2003. Once Barrick has earned its 50% interest, the property will be operated as a joint venture with Barrick as the operator and each party paying its proportionate share of expenses, subject to normal dilution and non-consent provisions. See "Item 4.
Information on the Company - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Barrick Agreement". All other Argentine property exploration, if any, will be at a minimum.

GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS

THE REPUBLIC OF PERU

GENERAL INFORMATION

Peru covers an area of approximately 1,290,000 square kilometers on the western coast of South America. The country has a population of approximately 27 million people. Lima is the capital and principal city of Peru with a population of approximately 8 million people. Peru is attempting to recover from an extended period of political instability and economic hardship.

Any changes in  regulations  or shifts in  political  conditions  are beyond the control of the Company and may  adversely  affect the  Company's  business.  The
Company's operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. Peru's status as a developing country may make it more difficult for the Company to obtain financing for any required exploration on the Company's Peruvian projects. The effect of all of these factors cannot be accurately predicted.

GOVERNMENT ORGANIZATION

Peru is a democratic republic governed by an elected government which is headed by a president who serves a five-year term and who, under the new Constitution, is eligible to run for one consecutive second term. The new Constitution was approved by national referendum held on October 31, 1993, and also provides for a one-chamber legislative body or Congress.

On June 3, 2001, Alejandro Toledo was elected the Peruvian President and sworn in on July 28, 2001, after a tumultuous ten year reign by Alberto Fujimori, whose resignation was prompted by corruption and scandal in the Peruvian government. Since he took office as Peru's first democratic president of Indian blood, Mr. Toledo's popularity has plunged. The leading Lima magazine CARETAS reported that Mr. Toledo's approval rating in a national public-opinion survey fell by more than one-half in the first six months of his presidency to 27%, while his disapproval rating soared to 65%. The decline in Mr. Toledo's popularity among the Peruvian people is reported to be caused by his failure to fulfill campaign promises and to chart a clear policy course. After four years of little or no growth in employment, Peruvians are impatient for the jobs Mr. Toledo promised to create. Nevertheless Tthe economy continues to develop favourably. The gross domestic product (GDP) advanced almost 4% in 2002. Stronger mining has compensated for lower growth rates in virtually all other sectors. The only sector apart from mining that experienced an improvement was fishing. Mr. Toledo has a better image abroad than at home. A team headed by Javier Perez de Cuellar, a Peruvian former UN secretary-general, has raised US$1 billion in foreign aid to finance Mr. Toledo's job creation program. Peru has agreed on terms with the International Monetary Fund ("IMF") for a new loan, and there are signs that the economy is at last reviving.

TERRORISM

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the "MRTA"). In recent years both groups have been active. In 1997, the Sendero Luminoso was implicated in a car-bombing. In 1996-1997, more than 400 people were killed when the MRTA attacked the Japanese embassy in Peru. The Company may not be able to continue its operations in Peru if the terrorism continues. The Company cannot predict if, or when, the terrorist activities will cease. The Company may not be able to find suitable labor for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects, and may not be able to continue its activities if the terrorism continues.



MINING INDUSTRY

Peru has a lengthy history of mining which predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 1,000 hectares and existing concessions of greater than 1,000 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rental of US$3.00 per hectare (except for the year of acquisition, as this rental is paid as part of the concession application fee). The concession holder must sustain a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession or, if the concession has not been put into production within that period, from the seventh year, a penalty is due of US$6.00 per hectare per year in addition to the annual rental. The concession will terminate if the annual rental is not paid for two consecutive or alternative years. The term of a concession is indefinite provided it is properly maintained by payment of rental duties.

The Constitution of Peru provides that foreign people or countries cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometers of Peru's borders. The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo. The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

The Company's Rio Tabaconas project was declared a public necessity, in benefit of Minera IMP Peru S.A. on June 1, 1998, by Decreto Supremo No. 020-98-EM. Pursuant to Decreto Supremo No. 020-98-EM, Minera IMP Peru S.A. was authorized to own the mining rights inside of the project. Decreto Supremo No. 020-98-EM was signed by the then President of Peru, Mr. Alberto Fujimori and his Presidential Cabinet.

REGULATORY ENVIRONMENT

Imports to and exports from Peru are not subject to restrictions and exports are not taxed. Import taxes are imposed on an ad valorem basis at rates that, as of March 31, 2003, ranged between 15% to 25%. Import duties and other taxes on imports must be paid in Peruvian currency at the exchange (sole) rate ruling on the date of payment.

Goods with an FOB value greater than US$2,000, whether new or used, and vehicles, regardless of value, are subject to a system of import supervision. Consequently, before shipment, importers must obtain in the port of origin a certificate of inspection issued by an authorized supervisory enterprise specifying the value of the goods in accordance with the custom valuation rules.

In general terms, it is possible to import all kinds of new or used goods, except fireworks, which are prohibited.

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines.

ARGENTINA

The Company has interests in various properties located in Argentina. Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. As of the date of this annual report, management believes the Company is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

POLITICAL ENVIRONMENT

Carlos Menem was the President of Argentina from 1989 to December 1999. In October 1999, Fernando de la Rua was elected to succeed Mr. Menem. Mr. de la Rua took office in December of 1999, pledging to focus on Argentina's economic problems. President de la Rua was unsuccessful and resigned on December 20, 2001 amidst economic and social upheaval. On January 1, 2002, the Argentine congress elected Eduardo Duhalde, former vice president during the Menem government and subsequently governor of the Buenos Aires Province (which accounts for more than one third of Argentina's economy), to serve as president for the remaining two years of Mr. de la Rua's term. Former president de la Rua was affiliated with the Radical Party and the center left coalition ("FREPASO").

With the resignation of Mr. de la Rua, the reign of FREPASO came to an end, and Mr. Duhalde, who is affiliated with the Peronist party, took over the control of the country amid severe divisions among party leaders. The presidential elections held on April 27th did not define the next Argentina president, on May the 18th the population will go to vote again to chose among the two candidates who obtained the highest number of votes: former president Carlos Menem and Nestor. Kirchner governor of Santa Cruz Province.

If current popularity trends persist, the presidential poll is likely to be decided in a second round and a future president will only be able to govern on the ground of carefully crafted coalitions. This will render the implementation of long-term economic reforms and a strengthening of weakened political institutions - both key ingredients to a sustainable economic recovery in 2003 - extremely difficult.

ECONOMY

Argentina is currently in a period of economic crisis due largely to poor monetary policies and large amounts of debt. In 1991, then economic minister, Domingo Cavallo, decided to tie the Argentine Peso to the U.S. dollar, with a one-for-one exchange rate in order to combat hyperinflation and restore confidence in the Argentine economy. When economic stability returned to Argentina, the Argentine government did not respond by devaluing the Argentine Peso. The failure of the government to devalue the peso left Argentine exports more expensive than those of other South American countries, like Brazil. By linking the peso to the dollar, Argentina adopted a currency whose exchange rate bore little relation to its own economic conditions, and the Argentine Government failed to respond to changing economic conditions by changing its monetary policy. After ten years of sustaining the exchange rate, the country has lost competitiveness in the international markets.

Argentina also faces large amounts of internal and external debt. Deficits have been financed with external debt, which is currently close to US$150 billion, and internal public debt, whereby the rate of interest paid reached almost

25% in real terms. Much of the internal debt has been due to overspending by the two dozen Argentine provinces. In December of 2001 the I.M.F. refused to disburse US$1.3 billion in aid for the month, and strikes, widespread street protests and rioting ensued. On December 20, 2001, President Fernando de la Rua resigned and was replaced on January 1, 2002 by Eduardo Duhalde. Several days after Mr. Duhalde became president, the government devalued the peso and the Argentine currency was allowed to float freely for the first time in a decade.

The consequence has been social upheaval. Unemployment rose 20% after Mr. de la Rua's resignation, and in April 2002, all banking and foreign exchange activity was suspended. Mr. Duhalde announced that the Argentine financial system was at risk of collapse. Mr. Duhalde would like to diversify Argentina's foreign ties, and in particular to revise those with Brazil, its chief partner with Mercosur. Brazil has quickly responded. In addition to lobbying for international help for Argentina, it has promised to take more imports, especially of cars. Due to its large debt problems, Argentina needs help from the IMF. The United States Government has asked Mr. Duhalde to develop a coherent economic plan. Above all, that means tackling the ghastly problems of Argentina's banks, which have become the target of increasing violent protests. Mr. Duhalde inherited restrictions on bank transactions and withdrawals, which halted a bank run but are strangling the economy. His government's handling of the devaluation of the peso, and its adoption of a dual exchange rate, have also created problems. On April 26, 2002, President Duhalde appointed free market economist, Roberto Lavagna, as his new economy minister. Mr. Lavagna's main task will be to convince the IMF to restart a lending program to Argentina, by pushing ahead with economic reforms which must include spending cuts by the country's provinces and legal reforms aimed at restoring investor confidence.

The Central Bank has managed to maintain the peso relatively stable since June by intervening in the market. Following appreciations of 1.9% and 2.9% respectively in July and August, the currency depreciated 2.9% in September amid Brazil election jitters. In October, the peso experienced its highest monthly appreciation this year, strengthening 6.0% to the US$ in nominal terms. In the first week of March 2003, the currency appreciated to close at 3.00 pesos to the US$.

Any changes in  regulations  or shifts in  political  conditions  are beyond the control of the Company and may  adversely  affect the  Company's  business.  The
Company's operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. Argentina's status as a developing country may make it more difficult for the Company to obtain financing for any required exploration on the Company's Argentine projects. The effect of all of these factors cannot be accurately predicted.

MINING LAW IN ARGENTINA

In IM-11/19 ARGENTINA; ECONOMIC TRENDS-NOV. 1999, the author stated:

         Although some ambiguities in its interpretation have emerged, the 1993 Argentine Mining Code has created a favorable investment climate in the sector. An influx of foreign capital is bringing major copper and gold mines on line in Catamarca and Santa Cruz provinces, as well as smaller projects elsewhere.

(Source: U.S. Department of Commerce - National Trade Data Bank, IM-11/19 ARGENTINA; ECONOMIC TRENDS-NOV. 1999).

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mine, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

REGULATORY ENVIRONMENT

The present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Customs. Except for a very limited list of items requiring the previous approval of the authorities, there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material, and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed.

ORGANIZATIONAL STRUCTURE

The Company has one direct wholly-owned subsidiary, IMA Holdings Corp. ("IHC"), a British Columbia company and one 80% owned subsidiary, IMPSA Resources (BVI) Inc. ("IMPSA (BVI)"), a British Virgin Islands company. IHC has one direct wholly-owned subsidiary, Inversiones Mineras Argentinas Inc., a Barbados company ("IMA Barbados"), one direct 80.69% owned subsidiary, IMPSA Resources Corporation ("IMPSA"), a private British Columbia company, and holds a direct 20% interest in IMPSA Resources (BVI) Inc. ("IMPSA (BVI)"), a British Virgin
Islands company. IMA Barbados has one direct wholly-owned subsidiary, Inversiones Mineras Argentinas S.A. ("IMA Argentinas"), an Argentine company.

IMPSA (BVI) has one wholly-owned subsidiary, Minera Imp-Peru S.A. ("IMPSA Peru"), a Peruvian company.

The Company's current corporate structure is depicted as follows:


                                       ================================
                                       |    IMA EXPLORATION INC.      |
               ------------------------|                              |--------
               |                       |           ("IMA")            |       |
               |                       ================================       |  100%
               |                                                              |
               |                                                ================================
               |           -------------------------------------|     IMA HOLDINGS CORP.       |
               |           |                                    |           ("IHC")            |
               |           |                                    ================================
        80%    |           | 20%                          80.69%  |                     | 100%
               |           |                                      |                     |
        ===============================         ======================                =========================
        |      IMPSA RESOURCES        |         |  IMPSA RESOURCES   |                |  INVERSIONES MINERAS  |
        |         (BVI) INC.          |         |    CORPORATION     |                |    ARGENTINAS INC.    |
        |      ("IMPSA (BVI)")        |         |     ("IMPSA")      |                |     ("IMA Barbados")  |
        ===============================         ======================                =========================
        100%   |                                                                                  | 100%
               |                                                                                  |
               |                                                                                  |
        ===============================                                             ================================
        |   MINERA IMP - PERU S.A.    |                                             |     INVERSIONES MINERAS      |
        |       ("IMPSA Peru")        |                                             |       ARGENTINAS S.A.        |
        |                             |                                             |     ("IMA Argentinas")       |
        ===============================                                             ================================
               |                                                                                  |
               |                                                                                  |
               |                                                                                  |
        ===============================                                             ================================
        |    PERUVIAN PROPERTIES      |                                             |      VARIOUS ARGENTINE       |
        |                             |                                             |         PROPERTIES           |
        ===============================                                             ================================


Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

PROPERTIES, PLANTS AND EQUIPMENT

PRINCIPAL PROPERTIES

The Company has for the past year increased its focus on Argentina property interest, as a result of this focus on the Chubut region of Argentina, the Company has discovered what management believes to be a major new silver-copper-lead mineralized system at it's Navidad project. All of the Company's current Peruvian properties will be maintained in good standing for the coming year, however, no work or investement will be undertaken until such time as the social risk is deemed to be reasonable. The Company will not make any decisions on the Rio de las Taguas and Protrerillos properties in the Valle de Cura region, Argentina until December 30, 2003, at which time Barrick must decide if it will exercise its option to acquire a 50% interest in one of the two properties. See "Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Barrick Agreement" below. The Company signed a letter of Intent on March 6, 2003 with Amera, pursuant to which Amera may earn an undivided 51% interest (subject to regulatory approval) in the Arturo Property (Mogotes). See "Item 4. Information on the Company - History and Development of the Company - Nature of the Company's Operations and Principal Activities," "Item 4. Information on the Company - Principal Properties -
Argentinean Properties - Property Agreements and Exploration Activities - Arturo's Property (Mogotes)" and "Item. 7 Major Shareholders and Related Party Transactions - Related Party Transactions." The remaining properties are grass roots properties on which additional exploration may or may not be carried out in 2003.

ARGENTINEAN PROPERTIES

The Company controls 100% of Inversiones Mineras Argentinas S.A. which presently has a portfolio of five groups of properties covering 217,444 hectares (537,297 acres) in the San Juan and Chubut Province.

During the fiscal years ending December 31, 2002, 2001 and 2000 the Company had capitalized and expensed costs on its Argentine properties as follows:


       FISCAL YEAR ENDING        AMOUNT CAPITALIZED    AGGREGATE AMOUNT EXPENSED
                                                           IN FISCAL YEAR

       December 31, 2000             $2,240,829               $775,470

       December 31, 2001             $2,777,458               $ 21,483

       December 31, 2002             $3,181,277                  $ -


These expenditures were for the initial acquisition of properties, exploration costs, associated costs, and for the preliminary evaluation of selected properties.

The properties owned or optioned by IMA Argentinas cover a variety of districts and geography in San Juan and Chubut Provinces, Argentina.

PROPERTY AGREEMENTS AND EXPLORATION ACTIVITIES

NAVIDAD PROPERTY

On February 3, 2003 IMA Exploration announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad Property in north central Chubut, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a brand new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization, and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited. Furthermore a fence line passes

                            [Argentina Property Map]
through the central part of the outcropping high-grade mineralization and blocks of rock containing obvious green copper oxides had been used to prop up fence posts.

By the time of the original announcement IMA had collected 92 rocks samples at Navidad of which the results for 49 were tabulated in a press release on February 3rd, 2003. As of March 31, 2003, 257 rocks samples, 378 soil samples and 55 stream silts samples had been collected from the 10 by 10 km area during 35 man days of geological work. In addition to the sampling mentioned above, detailed and property scale geological mapping, preliminary petrographic, and environmental base line studies have been undertaken. The following description is based on results of that work. Understandably, no drilling or mechanized trenching have yet been carried out due to the very short exploration history.

Navidad is located roughly midway between the small towns of Gastre and Gan Gan in the treeless semi-arid central part of the province at an elevation of about 1,200 meters. The climate is cool temperate, quite dry and is characteristically windy. The administrative unit is the Department of Gastre, which is one of the largest and least populated departments in the province. Basic services and fuel are available in the above mentioned towns. Locally, the main economic activities are sheep ranching and government. From Navidad it is 400 kilometers to the east, the majority on gravel roads to Rawson the provincial capital near the Atlantic coast, or 335 km to Puerto Madryn a port city with shipping facilities. The nearest railhead is to the northwest 200 km at Ingenerio Jacobacci in the province of Rio Negro. A major high voltage power line passes approximately 45km to the south of Navidad connecting a hydroelectric dam at Futaleufu with an aluminum smelter at Puerto Madryn.

The only significant history of metallic mineral production in the Department of Gastre, and in fact in the north-central part of the province came from the Mina Angela located some 30km northeast of Gastre. It produced over one million tons of polymetallic (gold-silver-copper-lead zinc) ore from a series of epithermal veins during intermittent periods between 1920 and 1992. This mine was the first and only mine to be properly closed in Argentina all others having been simply abandoned. Former employees of this operation still live in the towns of Gastre and Gan Gan.

Geologically, Navidad lies in a series of mixed calcareous sediments and intermediate volcanic rocks mapped by government geologists as the Canadon Asfalto Formation of Upper Jurassic age. Mineralization found to date is hosted by what is interpreted as a sedimentary breccia containing clasts of sedimentary and volcanic origin. That breccia is intercalated with finer grained more tuffaceous equivalents and also limestones of apparently marine origin. These rocks have been intruded by intermediate (latite to dacite) igneous rocks which are fine grained and have features suggesting they were both intrusive and extrusive. In other words, they are interpreted to have reached the earth's surface in a marine environment and contributed to the clasts in the breccia. Intercalated with the breccia unit are thin but extensive beds of siliceous and calcareous rocks that are often laminated. These beds are interpreted as exhalite units and are anomalous in silver, copper, lead, zinc and arsenic. Their presence suggests that the hydrothermal system responsible for the Navidad vented to the surface into a marine basin.

Economically important mineralization occurs in at least two forms. The first being structural zones ranging in width from 0.2 to about 5.0 meters and probably averaging approximately 1 metre in width. These structures are steeply dipping and form a sub-parallel series of strongly mineralized zones that are hosted within a felsic unit which is interpreted as a flow dome. Within a zone of 110 by 160 meters a cumulative strike length of 402m of outcropping structures of this type have been mapped from which 43 continuous chip samples have been collected that have a length weighted average grade of 6,537 grams per tonne (g/t) silver (191 ounces per ton), 4.51% copper, and 14.07% lead. The geological potential for the extension of this type of mineralization is excellent because work to date has been hindered by thin soil cover. Petrographic studies have shown that the major ore minerals in this style of mineralization are argentite-acanthite (Ag2S), galena (PbS), chalcocite (Cu2S), and lesser copper-silver-lead chlorides and oxides. The high silver content of the primary minerals, the absence of pyrite or iron oxides, and the presence of oxide copper minerals at surface suggest that strong leaching and supergene enrichment have not occurred.

A second type of mineralization exists within the breccia unit described above and comprises disseminated galena and barite in the matrix that is interpreted to have replaced the matrix of the breccia when it was unconsolidated, shortly after the time of deposition. Rarely, fragments of massive galena are found suggesting that massive sulphides may have been broken up and resedimented as clasts within the breccia. Mapping of mineralized portions of the breccia to date has indicated a cumulative 3.2 kilometre strike length this style from which 41 samples have been collected that average 158 g/t silver (4.61 oz/t) and
8.98%   lead.   Petrographic   work   indicates   that   the   replacement-
style  mineralization  is comprised  almost  entirely of  silver-bearing  galena
(PbS); no discrete silver minerals were identified.

Recently a potential third type of mineralization has been recognized that shares characteristics of the above two styles. It is a breccia similar to that noted above but with copper oxides. Its presence appears to be restricted to the near the margins of felsic volcanic units. In terms of grade, it contains silver values intermediate to those noted above typically hundreds to a few thousand grams per tonne of silver as well as significant amounts of both lead and copper
- the later is absent in the typical replacement style mineralization.

It is worth noting that ALS-Chemex has been the primary assay laboratory for all of the above work, but that a extensive check assay program initiated early in the project history in which to date 31 samples have been assayed by the secondary assay laboratory, Alex Stewart (assayers) Argentina S.A. of Mendoza which is part of an international organization serving the mineral industry in environmental, exploration, and production analytical work and has extensive experience in umpire assays and mineral concentrate analysis. Results of these check assays indicate very good concurrence of the two laboratories.

Preliminary soil sampling has been conducted over a strike length of 5.0km along north-south oriented lines spaced at 200m intervals with samples collected at 50m intervals. Outside of the previously reported Navidad Hill bonanza-grade zone, soil sampling has identified a highly anomalous area of 1,200 metres by approximately 500 metres with values consistently greater than 2 g/t silver. These high silver values in soil samples correlate very well with anomalous copper (>50 ppm Cu) values and reflect the high silver-copper values in the bonanza-grade silver-copper-lead mineralization at Navidad Hill. These results indicate an excellent potential for the discovery of new zones of bonanza-grade silver mineralization similar to those previously reported.

Extending to the northeast and southwest from the 1,200 x 500 metre silver-copper anomaly, highly anomalous lead values, consistently greater than 500 ppm, occur naturally in soils and define a trend that correlates with, and potentially expands, the known replacement style silver-lead mineralization. Within this area of high lead values there are numerous additional soil samples with high silver and copper values, including values up to 531 g/t silver (15.61 oz/t) and 574 ppm copper. One area, 1,200m to the northwest of Navidad Hill stands out due to its high silver and lead values in soil. This area has yet to be prospected, but has values of up to 18.3 ppm silver and 5,800 ppm lead in soils over an area of 300 by 600m.

Ongoing work at Navidad includes detailed mapping and sampling, infill soil sampling, geophysical surveys including induced polarization and gravimetrics with the goal of defining drill targets. It is anticipated that this work will be completed during the Patagonian Fall (approximately June) and that drilling will commence in the Patagonian Spring (approximately September) of 2003.

IMA ARGENTINAS GROUP 3 PROPERTIES (LAGUNA DEL TOROS, EVELINA-LAS BAYAS, VICTORIA, COSTA, LAGO PICO, CORCOVADO, LOMA ALTA, RUTA 17, PENASCUDO)

In early 2001, IMA acquired, by staking, a 100% interest in four cateos totalling 4,200 hectares (10,377 acres) in western Chubut Province, Patagonia, named the Los Toros property. In October, 2001, IMA then acquired, also by staking, a 100% interest in the 3,450.3 hectare (8,522 acres) Evelina (Las Bayas) Property, which consists of one cateo. Both cateos have been granted to the Company as of December 31, 2002. During 2002 the Company expanded its land portfolio in Chubut by staking the following mining rights: Toros II, 3,000 hectares (7,410 acres); Victoria 5,400 hectares (13,338 acres); Victoria I, 1,800 hectares (4,446 acres); Victoria II , 6,509 hectares (16,077 acres); Victoria III, 750 hectares (1,852 acres); Victoria 4, 739.35 hectares (11,706 acres); Victoria 5, 932.44 hectares (14,653 acres); Costa 4,660.5 hectares (11,511 acres); Costa I, 3,285 hectares (8,114 acres); Costa II, 6,467 hectares (15,973 acres); Lago Pico, 10,000 hectares (24,700 acres); Corcovado, 10,000 hectares (24,700 acres); Loma Alta 10,000 hectares (24,700 acres); and Ruta 17, 4180 hectares (10,325 acres). The Company also applied for and was granted, seven vacant minas: Alberto, 1,100 hectares (2,717 acres); Rolando, 1,300 hectares (3,211 acres); Cecilia, 1,400 hectares (3,458 acres); Pedro, 1,300 hectares (3,211 acres); Fernando, 1,300 hectares (3,211 acres); Ivan, 1,300 hectares (3,211 acres); and Daniel, 1,300 hectares (3,211 acres). All of these Chubut properties are in the exploration stage.

The Patagonia region of Argentina has long been recognized as a highly prospective setting for low sulphidation epithermal gold mineralization. The discovery and delineation of Brancote's Esquel deposit and Anglo Gold's Cerro Vanguardia deposit have demonstrated the potential for significant gold deposits in this region. Worldwide, this deposit type has produced numerous low cost and highly profitable mines, including El Penon in Chile, Hishikari in Japan, and Creede and Round Mountain in the United States, making it a much sought after style of mineralization. Preliminary reconnaissance geological mapping and rock sampling in mid-2002 indicates that Laguna del Toros, covers a number of mineralized epithermal quartz veins. The largest occurrence, the Morgul vein, outcrops discontinuously for over one kilometre, with widths of up to 20 meters of quartz vein material. The presence of anomalous gold values together with strongly anomalous silver, arsenic and mercury values suggests that the exposed vein could represent the upper portion of a more strongly mineralized gold system at depth.

LAS BAYAS/VICTORIA PROPERTY

LOCATION AND ACCESS

The Las Bayas property is located in west central Chubut Province, Argentina, 40 kilometres north of the town of Alto Rio Senguer and 200 kilometres northwest of the port of Comodoro Rivadavia . Elevations on the property are modest at between 675 and 800m. A local road provides easy access to the central portions of the property from highway 40 which passes through the eastern extremity of the property.

EXPLORATION HISTORY

Preliminary   reconnaissance  geological  mapping  and  rock  sampling  in  2001 indicated that host strata at Las Bayas is cut by a series of subparallel epithermal quartz veins exposed over a minimum one kilometre strike length.

Subsequent surface work in 2002 included over 700 rock chip samples and 1,200 soil samples which defined a 4 kilometre by 1.5 kilometre area of outcropping low-sulphidation epithermal quartz veins. Geochemistry indicated potentially economic gold and silver values and anomalous arsenic, antimony, and mercury.

Results of the 2002 surface work led to a 1,953 metre diamond drill campaign in February, 2003. This program tested approximately 900 linear metres of the total 15,000 linear metres of quartz veins mapped on the property.

GEOLOGY AND MINERALIZATION

An impressive amount of outcropping quartz veins and subcropping quartz float is present at Mincor, Eagle, and Owl hills in the west-central portion of the Las Bayas property. These three hills define a north-northeast trending zone of intense quartz veining over 4 kilometres long and up to 1.5 kilometres wide. Vein orientations are dominantly parallel with this trend, and most veins dip moderately to steeply to the east. Samples of vein material have returned values of <0.05 to 25.8 g/t gold and <0.05 to 32.7 g/t silver although grades are more commonly in the 0.5 to 3.0 g/t Au range.

Individual veins are generally 1 to 22 metres wide and are comprised of white, fine-grained quartz with white chalcedony, minor limonite, and variable percentages of carbonate. Wall rock fragments are common within veins and are generally silicified and argillically altered. Petrographic work shows textures and alteration indicative of a low-sulphidation epithermal environment that spans the crustiform-colloform and crystalline superzones. Quartz +/- carbonate breccias are common as is bladed quartz possibly indicating replacement of carbonate.

In addition to the larger veins, minor quartz stockworking is present peripheral to veins, as is argillic alteration. One zone of strong argillic alteration and silicification has been noted distal to known veins, and returned grades of 0.8 g/t gold. This may show potential for significant gold present in the absence of larger veins and therefore suggests possible bulk tonnage potential.

VICTORIA EXTENSION

The Victoria claims represent a large addition to the Las Bayas property and were staked based on interpretation of Landsat images which show a potential extension of the Las Bayas epithermal system exposed in two "windows" through the Cretaceous cover rocks. Initial prospecting of the southernmost "window" has uncovered significant quartz veining and has returned sample values from <0.05 to 1.2 g/t gold. If this interpreted alteration is shown to be contiguous with the Las Bayas system, the overall system will have a strike length in excess of 10 kilometres. In addition to these zones, two reconnaissance prospecting samples were taken which returned values of 0.8 and 1.4 g/t gold from quartz/chalcedony material within a zone of argillic alteration adjacent to highway 40 and over 17 km along strike from the Las Bayas veining. Although this ground is presently at a very `grassroots' stage of development, management believes that it is highly prospective for additional gold discoveries.

2003 DRILL PROGRAM

The Company completed a 19 hole, 1,953 metre diamond drill program on the Las Bayas project on March 3, 2003. Eighteen of the 19 drill holes completed intersected the targeted low-sulphidation quartz veins; these intersections ranged in width from 0.4 to 22.1 metres of vein material. This drilling tested approximately 900 metres of the mapped 15,000 metre strike length of veins exposed at Las Bayas Hill. Highlight of the drill results are as follows:

-----------------------------------------------------------------------------------------------------
DDH                   Length (m)          Gold (g/t)          Silver (g/t)      Gold Equivalent (g/t)
                                                                                    (Au+Ag/70)
-----------------------------------------------------------------------------------------------------
LB03-01                 5.1                   0.96                36.9                 1.48
-----------------------------------------------------------------------------------------------------
including               1.3                   2.62                33.0                 3.09
-----------------------------------------------------------------------------------------------------
LB03-05                 5.0                   0.73                51.5                 1.47
-----------------------------------------------------------------------------------------------------
including               2.0                   1.48                101.9                2.93
-----------------------------------------------------------------------------------------------------
LB03-07                 0.7                   1.02                n/a                  n/a
-----------------------------------------------------------------------------------------------------

At present, no further work is planned for the Las Bayas project. Due to the large size of the mineralized system exposed at Las Bayas, the Company's geologists feel that significant exploration potential remains at the project.

LAGUNA DE LOS TOROS PROPERTY

The Laguna de los Toros property includes significant low sulphidation epithermal quartz veins in several separate, yet related, showings. Mineralized structures include the Morgul vein, a north-south striking, east dipping quartz vein which, although offset by a fault, is exposed intermittently over 1.9 kilometers.

LOCATION AND ACCESS

The Laguna de los Toros property is located in west-central Chubut, approximately 55 kilometres south of G. Costa. Elevation and topographic relief are moderate, and work is possible year round. Access to the property is easy as highway 40 passes through it's southern portions and local roads can be used to access much of the rest of the property.

GEOLOGY AND MINERALIZATION

The main mineralized structure on the Laguna de los Toros property is the Morgul vein. This vein is divided into the Morgul North (700m known strike) and Morgul South (1,200m known strike) by a fault which offsets the vein approximately 600m. The Morgul structure is comprised of several individual 1-3 metre veins within a 15-20 metre wide zone of silicification. Gold and silver grades from the Morgul vein are generally low (from <0.05 to 0.95 g/t Au and<0.05 to 83 g/t
Ag), however highly anomalous arsenic and mercury values (As to 5,330 ppm, Hg to >20,000 ppb) indicate possible precious metals elsewhere in the system. Grab samples of smaller structures peripheral to the Morgul vein and in the Morgul south central and east areas have returned more encouraging values of 7.6 g/t gold and 452 g/t silver supporting the idea that bonanza-grade ore shoots may be present within the Morgul structure.

Petrographic work on samples of the Morgul vein show textures typical of the low temperature epithermal environment, likely intermediate between the chalcedonic and cristiform-colloform superzones. Fluid inclusion size and shape, in conjunction with microcrystalline quartz textures indicate probable deposition at temperature less than 180(0) C. This evidence supports the likelihood of increasing gold and silver grades 50 to 150 metres below the present level of exposure.

FUTURE WORK

All reasonable surface work has been completed at the Los Toros project. A 1,200 to 2,000 metre drill program has been proposed as the next logical phase of exploration. At this time it is uncertain whether the Company will undertake this program or seek a partner on the project.

ARTURO'S PROPERTY (Mogotes)

The Arturo (Mogote) property consists of one cateo and three discoveries of 8,009 hectares (19,790 acres) located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometers northwest of the city of San Juan, and bordering Chile. The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks. Under an option agreement dated June 7, 2000, as amended August 3, 2000, and September 1, 2000, the Company may acquire a 100% interest in the property by making cash payments totaling $280,000. As of December 31, 2002, the Company has paid $24,100. Subsequent payments are $15,000 on June 6, 2003, $20,000 on December 6, 2003; $20,000 on June 6, 2004, $80,000 on December 6, 2004(when the option is exercised); and $110,000 on June 6, 2005. The balance to $280,000 ($10,900) have been written off by the effect of the "pesifications" of debts in Argentina (debt obligation are paid in pesos instead of the original dollars at a rate of exchange which is no longer peso 1/ $ but a much higher average value of peso 3.5/ $). The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of $500,000.

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Gold values ranged from nil to 0.13 g/t, with most of the anomalous samples coming from zones argillic and/or ferruginous alteration.

In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometers E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and stream sediment samples.

On March 5, 2001,  the Company  entered into a letter  agreement and granted Rio
Tinto Mining and Exploration Limited, Sucursal Argentina ("Rio Tinto") an exclusive option exercisable at the sole discretion of Rio Tinto to acquire a 70% interest in the property. In order for Rio Tinto to earn a 51% interest in the property, Rio Tinto must complete work expenditures totaling US$1.85 million no later than the third anniversary of the date of the letter agreement (March 5, 2004) and to elect to earn a further 19% interest (for a total of 70%), Rio Tinto must fund a further US$7.0 million in work expenditures by March 5, 2009. The initial option was granted based on Rio Tinto providing a firm commitment to spend US$100,000 on exploration expenditures by June 30, 2002 and making a payment of US$25,000 (paid) on or before June 30, 2001. In December, 2001 Rio Tinto elected not to proceed with the IMA-Rio Tinto joint venture as a result of budgetary constraints. Subsequent to termination of the IMA-Rio Tinto joint venture, a number of mining companies have expressed an interest in the Mogote Property. Management continues to view the Mogote Property as having potential for the discovery of a gold-copper porphyry deposit.

During January 2003 the Company carried out a four week detailed surface exploration program to establish drill targets for a Phase I drill program. The results significantly expanded the gold-copper exploration potential of the project. The Company signed a letter of Intent on March 6, 2003 with Amera to earn a undivided 51 % interest (subject to regulatory approval) to further explore the Arturo Property (Mogotes). See "Item. 7 Major Shareholders and
Related Party Transactions - Related Party Transactions." To earn a 51 % interest in the property, Amera must issue 1,650,000 common shares to the Company and incur US $1.25 million of expenditures, including work programs and underlying option payments, all over five years.

LIRIO GROUP 1 PROPERTIES (Despoblados, Quebrada del Durazno, Sierra Pescado I, Sierra Pescado II, Sierra Yanso)

The Lirio Group 1 Properties consist of five cateos, totaling 22,557 hectares (55,738 acres), four of which are located in the Gualcamayo region of northeastern San Juan Province, while the fifth (Despoblados) is located in the Valle del Cura region of northwestern San Juan Province. An option to acquire a 100% interest in the Group 1 Properties was granted by Lirfer S.A and has been executed by Inversiones Mineras Argentinas S.A., for the aggregate sum of

US$75,000. For each of the five cateos advanced up to exploitation, Mineras Argentinas S.A., will pay US$800,000 after completion of a positive feasibility study.

Four of the Lirio Group 1 properties are located in the Gualcamayo region, one of the main regions of gold production in the Pre-Cordillera of Argentina, while the fifth property (Despoblados) is located in the Valle del Cura region. Initial examination of the Sierra Pescado I and II properties, including prospecting and geochemical sampling was carried out in late 1999. The results from the initial examination indicate the presence of skarn-style alteration associated with anomalous gold values (range from nil to 0.19 g/t). Based on the results of the initial examination, management believes the Lirio Group 1 properties located in the Gualcamayo region cover geological environments favorable for the occurrence of gold and copper-gold skarn or carbonate replacement mineralization. Year-round exploration work on these properties is possible as they are located in low-level elevation areas.

LIRIO GROUP 2 PROPERTIES (Potrerillos, Ortiguita, Gollete)

The Lirio Group 2 Properties consist of three cateos, totaling 17,600 hectares (43,489 acres), in the Valle del Cura region of northwestern San Juan Province. An option to acquire a 100% interest in the Group 2 Properties was granted by Lirfer S.A., pursuant to an agreement dated November 19, 1998, as amended on April 23, 2001 and December 26, 2001, July and December 2002 for the aggregate sum of US$580,000, of which US$275,000 has been paid, with four more payments to be made, on July 30, 2003 US$15,000; on December 3, 2003 US$50,000; on December 30, 2004 US$70,000; and on December 30, 2005 US$170,000. For each of the three cateos advanced up to exploitation, IMA Argentinas will pay US$1,000,000 after completion of a positive feasibility study. The option expires December 30, 2005. The Potrerillos property is the subject of the agreement between the Company and Barrick, as more fully described below.

On the Potrerillos property of 4,000 hectares (9,837 acres), Coast Mountain Geological Ltd. ("CMG") conducted a reconnaissance geological mapping and sampling program in early 1999. The geological mapping indicates that Tertiary age volcanic rocks occur over much of the property. A total of 83 rock samples were collected for geochemical analysis, and 26 of these were also submitted for Portable Infrared Mineral Analyzer ("PIMA") analysis to identify the alteration mineralogy. Anomalous gold values (nil to 0.23 g/t) along with scattered anomalous basemetal, silver and arsenic values were returned, mainly from the central northwest portion of the property. The PIMA study showed that four samples from the same area contain alunite, a key indicator mineral for high level epithermal gold mineralization. The Company commenced a Phase I program of detailed geochemical sampling and geological mapping in late 1999.

The Phase I program identified three targets for detailed follow-up work. The Panorama Zone in the central part of the property has returned grab samples assaying from nil to 0.63 g/t Au and from 1 g/t to 276 g/t Ag from a north-trending zone of quartz veining and silicification which has been traced for approximately 1 kilometer along strike. The Fabriana Extension zone, located on the western portion of the property, consists of a large area (800 meters x 300 meters) of altered volcanic rocks with grab samples returning strongly anomalous values in arsenic and scattered anomalous gold values. The Narelle Zone, on the northeastern part of the property, is a large (1.5 x 1 kilometer) zone of strongly silicified felsic volcanics with variably anomalous mercury and gold values.

In February 2000, a Phase II program consisting of ground geophysics, detailed geochemical sampling and geological mapping was commenced on the Fabriana
Extension  zone.  The  geophysical   surveys  outlined  an  east-west   trending
resistivity anomaly at least 500 meters in length which underlies felsic volcanic breccias with strong alunite alteration, strongly anomalous arsenic, and erratic anomalous gold values. In April-May 2000, a reverse-circulation drilling program was completed over the Fabriana Extension target. Nine holes totaling 1,785 meters were completed. Samples were collected at 1.5 meter intervals, and sent to ALS-Chemex Laboratories in Mendoza for analysis for gold by fire assay; silver, copper, lead, zinc, arsenic and antimony by atomic absorption; and mercury by cold vapor analysis. Blank samples were inserted into the assay stream for control purposes. Sample rejects are stored in the ALS-Chemex facility in Mendoza, while reference rock chips of each 1.5 meter interval are stored in the Company's facility in San Juan.

Six of the holes were sited to test a resistivity feature defined by ground geophysical surveys. The anomaly trends east-west, and was interpreted to underlie surface outcrops of felsic breccias containing abundant alunite alteration and anomalous arsenic and lead values. The drilling intersected shallow dipping Tertiary volcanics consisting of a felsic sequence up to 40 meters thick of breccias and interbedded flows overlying several hundred meters of porphyritic andesites. Within the andesites, a number of narrow intervals with anomalous gold values were intersected, associated with (i) quartz veining or (ii) clay-altered fault zones. The mineralized quartz-veined intervals are generally associated with strongly anomalous mercury values. Three additional holes were drilled to the south of the resistivity anomaly on targets defined by surface geological mapping and induced polarization surveying. All holes drilled into the andesite succession, and encountered several clay altered fault zones and alunite veining. These zones returned variably anomalous arsenic values, but only background gold. The results confirm the existence of a high sulphidation-style alteration system. Management believes further work is necessary to better characterize the alteration encountered in the drilling as well as additional geophysical modeling of the induced polarization and CSAMT results.

Between November 2000 and February 2001, the Company carried out further exploration on the Potrerillos property consisting of bulldozer trenching, geological mapping, and rock chip and talus fines goechemical sampling. This work concentrated on the Narelle zone, with some additional work on the Panorama zone. Both of these targets were first identified during the 1999-2000 season.

At Narelle, seven bulldozer trenches totaling approximately 1,750 meters were excavated. Talus fines geochemical sampling (113 samples) and rock geochemical sampling (50 samples) was conducted to better define the extent and strength of the gold-mercury anomaly detected in the previous season. Gold values in the talus fines ranged from <0.01 g/t to 0.37 g/t, with mercury ranging from <0.02 ppm to 68.4 ppm. Gold values in the rock sampling ranged from <0.01 g/t to 0.02 g/t, with mercury ranging from <0.02 ppm to 10.8 ppm. The high values in both sample media concentrate in an area approximately 200 meters in diameter in the same location as the anomalous results from the 1999 - 2000 program. The mineralization, hosted by rhyolitic pyroclasitic rocks, may be related to intersecting NE and NNW-trending structures.

At Panorama, 15 rock samples were collected from the northern continuation of the zone from the area sampled in the 1999 - 2000 season through to the northern property boundary. Five of the fifteen samples are strongly anomalous to very high gold and/or silver values, with the overall range in gold values being from
<0.01 g/t to 15.4 g/t and in silver from 0.1 g/t to 2,900 g/t.  Elevated mercury values ranging from <0.02 ppm to 4.93 ppm are also present. The sample returning the highest gold and silver values is a chip sample from a 0.6 meter wide E-W trending quartz vein.

The Gollete property of 10,000 hectares (24,596 acres) is located approximately 30 kilometers southeast of Veladero, and covers a number of color anomalies interpreted from satellite imagery. Also defined on the satellite images, and on a recent Argentinean government geological map covering the area, is a 100 kilometer long northwest-trending structure which passes through both the Pascua and Veladero properties and Gollete. In early 1999,CMG carried out reconnaissance sampling of the western part of the property. Due to the presence of widespread alluvial cover, most of the 42 rock samples collected for geochemical analysis were of float material, with 24 also being submitted for PIMA analysis. Gold values range from nil to 0.17 g/t. In early 2000, the Company carried out further reconnaissance work at Gollete consisting of geological mapping and the collection of 43 rock geochemical and 22 stream sediment geochemical samples. Most of these samples were collected from the northwestern sector of the property where the anomalous results generated by CMG were located. This area is referred to as the Condor zone, and is visible on satellite images as a color anomaly approximately 1.5 kilometers long at elevations between 4,500 and 5,000 meters. Both the rock and stream sediment sampling in the Condor area generated strongly anomalous arsenic results, without accompanying anomalous gold or silver values. No further work is currently planned.

The Ortiguita property of 3,600 hectares (8,896 acres) is located approximately 35 kilometers east-north-east of Veladero. In early 2001, a short reconnaissance program was carried out, mainly directed at checking several color anomalies visible on satellite imagery. Eight rock and four stream sediment samples were collected; none returned anomalous values in gold or silver. The satellite features appear to be related to outcrop patterns in unmineralized volcanic rocks. No further work is planned for the property.

GARCIA PROPERTIES (Cerro la Sal, Portezuelo de Agua Negra, Filo de las Sopenas, Rio de las Taguas, Arroyo Cajon de la Brea, El Toro, Paso de Soberado, Chinguillos, Veladero, Portezuelo Tortolas, Cerro del Salado, Las Flechas South 1-3).

The Company owns a 100% interest in the Garcia Properties which are composed of fourteen cateos, totaling 47,160 hectares (116,485 acres), in various locations in San Juan Province. The properties were acquired pursuant to an agreement dated June 11, 1996, signed by IMA Argentinas, Oscar Garcia, Hugo C. Soria, Yali Calendaria Sagua, Ramon Olmedo, Gustavo A. Castillo and Ingrid Soria for the aggregate sum of US$100,000. The agreement was amended on December 15, 1998, to reduce the total payment to US$87,000, which has been paid in full.

The 14 Garcia properties, totaling 47,160 hectares (116,557 acres), cover a number of geological environments in northwestern San Juan province. A brief reconnaissance evaluation of the Cerro la Sal and Chinguillos properties was conducted in 1997. In early 2002, CMG carried out a reconnaissance geological mapping and geochemical sampling program on the Rio de las Taguas property. With more detailed follow up work in both the 2001-2002 and 2000-2001 field seasons. In early 2001, a brief field program was conducted on the Paso de Soberado property. As of the date of this annual report, the Company has not conducted any ground work on the remaining 10 properties.

The Cerro la Sal property consists of 4,864 hectares (12,021 acres) and is located 25 kilometers west of the city of San Juan. The main geological feature is a Miocene age dacitic intrusive which cuts Miocene and Devonian age sedimentary rocks. The five rock samples collected did not return any anomalous values. A study of the satellite imagery covering the property has been recommended to provide a guide for any further field work.

The Chinguillos property consists of 3,610 hectares (10,911 acres) and is located in the Gualcamayo region, approximately 215 kilometers north of the city of San Juan. In the southwestern part of the property, strong argillic alteration is developed in parts of a dacite intrusive. Thin carbonate veins occur within the alteration zone, and samples of the vein material are strongly anomalous in copper, arsenic, nickel and cobalt. Gold values range from nil to
0.04 g/t. Management believes these results, combined with the presence of the strong argillic alteration, were very encouraging. Additional follow-up mapping and sampling are recommended; however, no funds have been allocated for this work in the next 12 months.

The Paso del Soberado property of 873 hectares (2,157 acres) located approximately 20 kilometers north-northeast of Veladero was examined in early 2001 and 25 rock and stream sediment geochemical samples collected. Three of the rock samples returned anomalous gold values ranging from 0.26 to 0.51 g/t. All of the anomalous samples are of float material, with two of the three shedding from a NE-trending breccia zone containing quartz and alunite. Additional work to determine the extent of the mineralized breccia zonewill be undertaken in the future.

The Rio de las Taguas property consists of 1,820 hectares (4,497 acres) and is located in the Valle del Cura region. A preliminary study of satellite images covering the region shows the presence of a number of color anomalies on the property, along with the presence of a strong southeasterly-trending structure. The initial reconnaissance work, carried out by CMG, targeted on these features and returned a number of anomalous gold values (ranging from nil to 0.33 g/t) from 79 rock samples, generally associated with elevated arsenic values. The highest rock values for both gold and arsenic cluster in the southwestern part of the property along a northeast facing ridge.

The Company commenced a program of geochemical sampling and geological mapping in late 1999. Three target zones were identified by this program. The Ridge Zone is a 350 meter long northeast-trending zone of strongly clay-altered volcanics with grab samples returning anomalous values in gold and arsenic. The Central Breccia Zone covers an area of silicification, quartz veining and brecciation measuring approximately 400 meters by 300 meters, while the Valley Shear is a linear, southeast-trending overburden covered valley which parallels the trend of the mineralized Pascua Fault.

A Phase II program consisting of gridding, ground geophysics, detailed geological mapping, PIMA sampling and geochemical sampling over the three target areas was carried out in early 2001. This work identified the Ridge Zone as the highest priority target. Further geophysical work consisting of induced polarization surveying was completed in April 2000 and outlined a large (600 x 300 meters) chargeability zone under scree cover adjacent to the Ridge Zone.

In November 2000, a program of road construction and bulldozer trenching was carried out on the Ridge Zone to provide better access and rock exposure for detailed geological mapping and rock sampling. Approximately 3.5 kilometers of road were constructed, of which approximately 500 meters was in bedrock.

Mapping and sampling of the new exposures and surrounding area were completed in late 2000. The geologic mapping showed the area to consist of a lower andesitic volcanic unit overlain by dacitic to rhyolitic pyroclastics. Alteration exposed in the road cuts is mainly sericite-clay ranging from weak to moderate in intensity. The strongest alteration effects appear to be associated with local structures of limited extent.

The geochemical sampling consisted of 140 rock samples and eight talus fines samples. The results confirmed low order anomalies in a number of elements, most notably gold and arsenic. Gold values in rock range from <0.01 g/t to 0.09 g/t, and in talus fines from 0.01 g/t to 0.4 g/t. Silver values in rock range from
<0.1 g/t to 3.8 g/t, and in talus fines from 0.2 g/t to 0.4 g/t.  Arsenic values in rock range from <5 ppm to 622 ppm, and in talus fines from 52 ppm to 120 ppm.

BARRICK AGREEMENT (Rio de las Taguas, Potrerillos)

Under a financing and option agreement dated August 17, 1999, Barrick subscribed to a private placement of 1.5 million units at a price of $1.00 per unit. Each unit consists of one common share of the capital stock of the Company and one non-transferable share purchase warrant, entitling Barrick to purchase an additional common share for a period of one year at a price of $1.50 per share. The shares issued were subject to a 12-month hold which expired August 17, 2000. Of the proceeds from this private placement, the Company agreed to spend a minimum of $1,125,000 on its Valle del Cura properties in northwestern Argentina before August 17, 2000. The Company has made the required expenditures on the Valle del Cura properties in accordance with the Barrick Agreement.

As part the August 17, 1999 agreement, the Company granted Barrick an option to earn an interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle del Cura region. This option gives Barrick the opportunity to earn a 50% interest in the selected property by paying the Company US$250,000 and expending US$3 million in exploration on the selected property within five years of making the US$250,000 payment. The agreement prescribes a fourteen month period during which Barrick may exercise its option and make the property selection. If Barrick exercises all of the share purchase warrants, this period is automatically extended for an additional twelve months.

On April 19, 2000, Barrick exercised warrants at $1.50 to purchase an additional 350,000 shares of the Company for total proceeds of $525,000. The funds were spent on the drill program on the Potrerillos property. On August 16, 2000, Barrick exercised its remaining warrants to buy 1,150,000 common shares of the Company for total proceeds of $1,725,000. Part of the proceeds were used to fund the Company's exploration program in the Valle del Cura region of Argentina from October 2000 to March 2001.

As a result of Barrick exercising all 1,500,000 warrants, the selection period was automatically extended for an additional twelve calendar months to November 30, 2001. During March 2002, the Company further extended the selection period to November 30, 2002 which was extended further by mutual consent to allow Barrick's technical team to review additional properties of the Company. Subsequent to the year end, Barrick and the Company agreed to extend the Selection Notice Period in the Option Agreement from November 30, 2002 to December 30, 2003. In return for the extension Barrick paid US $65,000 which will be used to make payments to maintain the option properties in good standing.

Further exploration on the Potrerillos and Rio de las Taguas properties is on hold pending resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick.

If Barrick elects to exercise its option and once Barrick has earned its 50% interest, the property will be operated as a joint venture with Barrick as the operator and each party paying its proportionate share of expenses, subject to normal dilution and non-consent provisions. If either party is diluted down to a 20% interest, that interest will be converted to a 5% net smelter royalty. Barrick will have the right to earn an additional 25% interest, for a total of 75%, by agreeing within two years of vesting its 50% interest to provide financing necessary to bring the property into commercial production.

In addition, Barrick shall have the option to purchase a 100% interest in the selected property from the Company for US$2 million and a 5% net smelter return production royalty. Unless the parties agree otherwise, this option may be exercised by Barrick only after Barrick has completed US$3 million in exploration expenditures on the selected property without making a discovery of ore in commercial quantities.

ARASENA PROPERTIES (Guardia Vieja, Arroyo de los Difuntos)

The Arasena Properties are composed of two cateos, totaling 6,532 hectares (16,141 acres) located in central western San Juan Province. The Company owns a 100% interest in the properties which were acquired pursuant to an agreement dated September 3, 1996 for the aggregate sum of US$6,500. The contract was signed by IMA Argentinas and Modesto Arasena.

The Guardia Vieja property, located 150 kilometers northwest of San Juan city, has not been visited to date, but initial evaluation of satellite imagery indicates the presence of a color anomaly associated with a linear structure that cuts across the property in a northeast-southwest direction.

The Arroyo de los Difuntos property, located 140 kilometers southwest of the city of San Juan, in the Cordillera Principal, was visited by Apex Geoscience Ltd. ("Apex") in March 1997. Apex reported localized zones of hydrothermal alteration, and anomalous lead, nickel, cadmium, manganese, barium and vanadium in rock grab samples. No further work is planned on this property.

RONCHIETTO PROPERTY (Banitos)

The Ronchietto property consists of one cateo, totaling 5,230 hectares (12,923 acres), in the Valle del Cura region of northwestern San Juan Province, immediately northeast of the Jaguelito property. The Company acquired a 100% interest in the Ronchietto property from V. Ronchietto pursuant to a purchase agreement dated March 26, 1999, as amended on March 30, 2000, for the aggregate sum of US$60,000, payable over 30 months, in twenty-one installments consisting of an initial payment of US$5,000 (paid); two intermediate installments totaling US$15,000 (paid), and 18 consecutive monthly payments of US$2,222 beginning May 5, 2000. As of December 31, 2001, these monthly payments were paid in full. In the event of exploitation of the property, the purchase is subject to a royalty of US$960,000 paid in eight installments.

The property covers a portion of a large, color anomaly visible on satellite images. In early 2002, CMG carried out a reconnaissance geological mapping and sampling program. This work indicated that much of the property is underlain by Tertiary age volcanic and sedimentary rocks which overlie gently dipping Permian age sedimentary rocks of the Choiyoi Group. Most of the 29 rock samples collected were of float material, and returned weakly anomalous gold values ranging from nil to a maximum of 0.04 g/t. During late 1999 and early 2000, the Company carried out a reconnaissance program of geological mapping and geochemical sampling over the Banitos property. The mapping indicated that the property is underlain by Tertiary age volcanics and sediments, including a thick gypsum unit which gives rise to a strong satellite color anomaly. The gypsum is of sedimentary origin and not associated with hydrothermal alteration. The geochemical sampling returned some moderately anomalous values in arsenic and silver from samples taken near the southeastern boundary of the property. No immediate follow-up work is planned.

IMA ARGENTINAS GROUP 2 PROPERTIES (Pelambres 2)

This cateo, totaling 345 hectares (852 acres) was staked to cover extensions of prospective rocks onto open ground. No work is currently planned on these properties.

PERUVIAN PROPERTIES

RIO TABACONAS PROPERTY

The following discussion on the Rio Tabaconas property is based upon the "Geological Report on the Phase 2A Pre-Drilling Surface Exploration Program, Rio Tabaconas Gold Project" prepared by Mr. George Sivertz, Professional Geologist, OreQuest Consultants Ltd., dated May 31, 2002.

                              [Peru Property Map 1]

                              [Peru Property Map 2]

PROPERTY DESCRIPTION, LOCATION, AND ACCESS

The 9,000 hectare (22,230 acres) Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometers south of the southernmost tip of Ecuador in the District of Tabaconas, Province of San Ignacio, Department of Cajamarca. The Company has an option to purchase three claims covering a 2,890 hectare (7,138 acres) area within the central part of the property and holds 100% ownership, with no outstanding royalties, on the remainder of the property.

The Rio Tabaconas property is located 760 kilometers NNW of Lima in the District of Tabaconas, Province of San Ignacio in the northern part of the Department of Cajamarca, Peru. The Peru Ecuador border is located approximately 35 kilometers to the north of the property. The town of Tamborapa is situated in the west central part of the property.

Access to the property is by road from the city of Chiclayo, an approximately 12 hour trip. The central part of the property is reached by means of a rough road leading northeast up the Quebrada Las Minas from the town of Tamborapa. The upper section of the Quebrada Las Minas and the lower, cultivated sections of the adjacent ridges can be reached using the local farmers' footpaths.

OWNERSHIP

Pursuant  to  an  agreement   between   IMPSA  Peru  and   Sociedad   Minera  de
Responsabilidad Limitada Don Alberto, JJ De Piura and Sociedad Minera de Responsabilidad Limitada Nova JJ de Piura dated January 24, 1997, as amended on January 31, 2000, August 22, 2000 April 24, 2001, and December 23, 2002, IMPSA Peru acquired an option from J and J Madueno Bustamante to purchase a 100% interest in three concessions totalling 2,890 hectares (7,138 acres) in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, IMPSA Peru owns nine claims totalling 5,400 hectares (13,338 acres), which surround and overlie the optioned concessions. An additional 2,700 hectares (6,669 acres) are expected to be added during 2003 Collectively these are known as the Rio Tabaconas project. The terms of the option agreement require an aggregate sum of US$1,500,000 payable over seven years and an exploration program totalling US$525,000 over three years. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabaconas project. This decision was made in response to the local community expressing its concerns with mineral exploration activites. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under the option agreement. Accordingly, the Company and the optionor have revised the timing of the remaining US $1,340,000 option payments.

Of the total option payments US$160,000 has been paid. The remaining payments and due dates are: US$25,000 on July 30, 2003, US$100,000 on December 20, 2003, US$200,000 on December 20, 2004 and US$1,015,000 on August 20, 2005 (this final payment is to be made if the commercial exploitation of the property has commenced). Alternatively, in the event commercial exploitation of the production does not occur, the payments are to be made in four installments of US$200,000 commencing August 20, 2005 and subsequent installments on December 30 of each following year, with a final installment of US$215,000 due December 31, 2009. In the event that commercial production commences during this period, the full remaining balance is due within 20 days of production start-up.

The exploration program requires work expenditures totaling US$525,000 to be completed as follows: US$75,000 by October 24, 2001, US$150,000 by October 24, 2002, and US$300,000 by October 24, 2002. As at December 31, 2002, approximately $1,966,404 has been spent on work expenditures. The Company is making progress towards the finalization of an agreement with the local community and expects exploration activities to resume in fiscal 2003 with Phase 2B of the drill. Subject to securing sufficient financing, the Company intends to spend approximately $1,144,500 for this property during 2003, of which approximately $890,000 is for a Phase 2B 3,000 meter drill program and $187,500 is for making option payments due in July and December 2003. A balance of $67,500 will be used to pay government charges (known as "canons") for the right to do exploration work. These charges are the Company's responsibility and are not credited to option payments or exploration program requirements.

CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

The Rio Tabaconas property lies on the east side of the Sierra Occidental of the Andes at elevations of between 1,000 and 2,400 meters, in an area of rugged terrain characterized by deeply incised valleys separated by narrow ridges. Exploration in this part of Peru can be conducted year-round.

The Province of San Ignacio and the Peruvian government are currently engaged in the construction of a road to link the town of San Ignacio with Tamborapa village. The road is being extended from a point on the present road network west of San Ignacio; the planned route crosses the divide at the headwaters of Quebrada Las Minas at an elevation of 2,300 meters and descends along a series of switchback curves into the lower Las Minas valley.

The village of Tamborapa offers basic services including lodging and meals and is the logical base for exploration efforts on the property.

HISTORY

Evidence of historic mining at Tabaconas includes previously known and newly discovered workings throughout the Cerro Tablon and Cerro Las Minas areas, as well as place names with reference to mining in the current nomenclature, such as Cerro Las Minas and Quebrada Las Minas.

Mine workings at Tabaconas are believed to be on the order of 100 to 150 years old and include adits, cuts and ventilation shafts on several locations on Cerro Tablon and Cerro Las Minas. In the valleys, large cylindrical stones used to crush raw ore in an arrastra or `patio' mill are known. There is no evidence of recent hard rock mining on the property, but small placer operations can be found along the Tabaconas River and in the lower sections of its larger tributaries.

The first modern examination of what is now the Tabaconas property was conducted in the late 1980s when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. The Company acquired the property in January 1997. Since that time, the property has been briefly examined and sampled by a number of companies at the Company's invitation.

GEOLOGICAL SETTING

The Rio Tabaconas property is underlain by Paleozoic to Cretaceous sedimentary and volcanic rocks, which are capped in the area north of Tabaconas by a sequence of Middle Tertiary volcanic and volcaniclastic rocks belonging to the Namballe Formation.

Rocks exposed at the Tabaconas property are dominated by volcanic flows, tuffs, and coarse pyroclastic rocks assigned to the Oyotun Formation, of Jurassic age. This formation also includes tuffaceous sedimentary rocks and volcanic sediments with intercalated limestone in the higher parts of the volcanic sequence. Erosional windows of Ordovician metasedimentary rocks of the Salas Group occur in the Oyotun cover at Tamborapa and to the north and south. In a large area 10-15 kilometers north of Tamborapa, the Oyotun rocks are overlain by pyroclastic volcanics, tuffaceous sandstones, and volcanic conglomerates of the Mid-Tertiary Namballe Formation, which may be stratigraphically equivalent to the Porculla Volcanics in the western part of the map-area.

Plutonic rocks of Cretaceous-Tertiary age intrude all the supracrustal rocks in the region except for the youngest Tertiary volcanic sequences. The dominant intrusive type in the area of the Tamborapa property is porphyritic granite of the Paltashaco pluton.

The Rio Tabaconas property lies within the Cajamarca copper-gold metallogenic belt, which extends from Michiquillay, near the city of Cajamarca, northwards into Ecuador. This belt is defined by a number of important gold and copper-gold deposits hosted by Tertiary volcanic and intrusive rocks and Mesozoic sedimentary rocks. Two of the most significant deposits in the belt are Yanacocha and La Granja. Other important deposits in the belt include the Michiquillay, Tantahuatay, Cerro Corona, Canariaco, Pena Verde, and Lanchipampa porphyry systems and the La Zanja, Jehuamarca and Las Huaquillas volcanic or sedimentary-hosted gold and polymetallic deposits. The deposits in the belt are typically of Tertiary age and genetically linked to heat engines or convective hydrothermal systems associated with Tertiary intrusive and volcanic centers.

EXPLORATION

Work conducted on the Rio Tabaconas property by the Company began with brief examinations in 1997 and 1999. In mid-2000, the Company carried out a four week exploration program at Rio Tabaconas at a cost of approximately $40,000. Highlights included:

o Discovery of a field of massive sulphide boulder field in the valley of Quebrada Las Minas downslope from Cerro Tablon. Grab sampling of 22 of the boulders (size ranges up to 500 tonnes) returned an average gold grade of 9.3 g/t.

o Identification of in-situ mineralization upslope from the boulders at Cerro Tablon. Chip samples of massive, semi-massive and stockwork sulfide mineralization were collected from subcrops and outcrops at Tablon and Tablon West and returned an average grade of 5.6 g/t gold from 122 samples. Soil sampling of adjoining areas upslope and to the north of the sulfide outcrops returned strongly anomalous gold in soil results.

o At Cerro Las Minas, altered volcanic and sedimentary rocks, dykes and breccias were found in a roughly circular zone approximately 800 meters in diameter, possibly representing a partially-eroded volcanic complex. Rock and soil sampling defined a coherent Au-Ag-Pb-Zn-As anomalous zone approximately 600 meters long and 100 - 200 meters wide in the core of the target. On the north and south flanks of the large alteration zone are narrow, high-grade vein structures which were mined on a small scale.

o Regional geological mapping and stream sediment geochemical sampling over much of the 90 square kilometer (22,230 acres) property identified three areas of iron (magnetite) skarn, and several anomalous gold and indicator element anomalies in stream sediments.

In November 2000, a helicopter-borne electromagnetic ("EM") and magnetic survey was flown at a cost of approximately $93,000. The magnetic results provide a structural framework for the whole property, and showed the presence of a number of well-defined ENE-trending magnetic features. The ENE structural trend is an important element at some large mineral deposits in northern Peru, including Yanacocha, Antamina and Magistral.

The EM results, while restricted by steep topography in some areas, detected anomalies immediately south of known mineralization at Tablon, in an area of overburden, as well as in a major north-south trending drainage located 2.5 kilometers west of Tablon. The latter EM anomaly (known as "Anomaly A") appears to have a north-south orientation and lies on the west flank of a magnetic high.

In July, 2001 a pre-drilling surface exploration program was conducted on the Tablon and Tablon West zones at a cost of approximately $25,000. Sixty-two soil samples were taken from the La Union zone, directly east of the Tablon zone in the "B" soil horizon (residual soils), with several values in the range of 2 to 18 g/t gold. These exploration results extended the strike length of the Tablon gold target to 600 meters.

In September, 2001, a 33 hole, 1,600-meter diamond drill programwas undertaken. The drill program tested three areas (Tablon, Tablon West and La Union Ridge) on Cerro Tablon. Other exploration conducted before, during, and after the drill program included grid-based soil sampling and geological mapping on the southwest side of Cerro Tablon, sampling of Adit 1 in the main Tablon area, trenching and geological mapping at Tablon West, geological mapping and panel sampling in the West Breccia Zone on Cerro Las Minas, and soil sampling, trenching and geological mapping at the Peak Zone on Cerro Las Minas.

The most recently completed work program was conducted from February to March of 2002. The program incorporated IP-resistivity and magnetometer surveys, detailed geological and structural mapping, and rock, soil, and stream sediment geochemical sampling. The results of this program allowed for the delineation of the present 3000 metre drill plan.

MINERALIZATION AND PROPERTY GEOLOGY

Several distinct styles of intrusive-related gold mineralization are present in fifteen named zones at the Rio Tabaconas property. Known mineralization at Cerro Tablon consists of gold-rich massive sulphide bodies (pyrrhotite-pyrite-sphalerite-galena-chalcopyrite) which replace limestone and occur as stratabound, fault-related, and intrusive contact-related bodies. In addition to these carbonate-replacement bodies, Cerro Tablon also hosts potential for structurally-controlled mineralization at the North and La Union Zones. On Cerro Las Minas, bulk-tonnage, disseminated gold mineralization is associated with strong to intense phyllic alteration at the West Breccia and Peak Zones, while high-grade (up to 62.9 g/t Au) lode-gold occurs within quartz vein/shear zones at Minas Sur and La Catedral. Elsewhere on the property, anomalous rock, soil, and silt samples demonstrate potential for additional discoveries.

Stratified rocks exposed at Cerro Tablon include, from oldest to youngest, footwall andesite, massive limestone, bedded limestone, and tuffaceous siltstone; all of which are assigned to the Jurassic Oyotun Formation. These units are cut by two related intrusive phases: feldspar-hornblende porphyry and intrusive breccia.

On Cerro Las Minas, three stratified rock units and five intrusive rock units have been identified. Stratified rocks include, from oldest to youngest, quartzite breccia, lithic tuff, and pebble to cobble conglomerate. The Cerro Las Minas intrusive complex hosts disseminated mineralization and includes three related phases: fine-grained felsic intrusion, flow-banded felsic intrusion, and intrusive breccia. Other intrusive rocks exposed on Cerro Las Minas include quartz-feldspar porphyry dykes and larger bodies of diorite to quartz diorite.

CERRO TABLON MINERALIZATION

There are seven named targets at Cerro Tablon, six of which have been classified as drill-ready. These are, in order of importance: the Tablon Main, Tablon West, Tablon South, Tablon Southwest Extension, La Union, North, and Sphalerite Creek Zones. Gold-rich massive sulphide boulders (22 samples average 9.3 g/t Gold) derived from the Tablon Main and West zones now lie at the base of Cerro Tablon in Quebrada de las Minas. It was these boulders which originally drew the attention of IMA geologists and led to the discovery of outcropping mineralization on Cerro Tablon.

TABLON MAIN ZONE

The Tablon Main Zone is comprised of numerous outcropping massive sulphide bodies and was the primary focus of the 2001 drill program. The Tablon Main Zone is important to the Tabaconas property not only for its significant intersections and high gold grades, but also as a model for mineralization that may be present at the Tablon South, Tablon West, and Tablon Southwest Extension Zones.

Mineralization at the Tablon Main Zone consists of massive to semi-massive, fine- to medium-grained pyrrhotite, pyrite, sphalerite, galena, and chalcopyrite. Gold grades commonly range from several grams per tonne to approximately 30 g/t with rare intervals returning up to 118 g/t Au. Sulphide bodies are generally massive to semi-massive and often include sulphide veinlet or "stringer" zones below the massive sulphide body. Visible gold has been noted within veinlet-style mineralization. Massive sulphides (mantos) at the limestone/footwall andesite contact are commonly several metres thick (up to 7m). Fault related and intrusive contact related mineralization is quite variable in size and morphology; drillhole intersections range up to 16.4 metres. Significant intersections from the 2001 drill program include:

--------------------------------------------------------------------------------
       DDH          FROM (m)        TO (m)         LENGTH (m)       GOLD (g/t)
--------------------------------------------------------------------------------
     RT01-06          9.07           30.48           21.41             3.10
--------------------------------------------------------------------------------
     RT01-07         10.08           30.00           19.92             2.41
--------------------------------------------------------------------------------
     RT01-11         15.54           18.20            2.66            14.20
--------------------------------------------------------------------------------
     RT01-13         13.41           38.83           25.42             8.78
--------------------------------------------------------------------------------
     RT01-15         17.68           19.36            1.68             5.47
--------------------------------------------------------------------------------
     RT01-16         16.17           20.07             3.9            13.18
--------------------------------------------------------------------------------
     RT01-21          1.52           10.97            9.45             5.08
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     RT01-22         47.44           50.3             2.86            15.22
--------------------------------------------------------------------------------
     RT01-29         34.85           51.25            16.4            17.99
--------------------------------------------------------------------------------
     RT01-29          42             44.15            2.15           118.10
--------------------------------------------------------------------------------

TABLON WEST ZONE

Approximately 300 metres southwest of the Tablon Main Zone, massive sulphides with significant gold grades outcrop at the Tablon West Zone. This zone was drill-tested by holes RT01-23 to 27 during the 2001 drill program. The drilled massive sulphides at Tablon West are hosted by the tuffaceous siltstone which occurs stratigraphically above the more prospective limestone/footwall andesite contact. This contact remains largely untested below the known mineralization. Significant drill intersections at the Tablon West Zone include:

--------------------------------------------------------------------------------
       DDH          FROM (m)        TO (m)         LENGTH (m)       GOLD (g/t)
--------------------------------------------------------------------------------
     RT01-25         33.00          36.10            3.10             12.97
--------------------------------------------------------------------------------
     RT01-26          0.00           6.00            6.00              6.95
--------------------------------------------------------------------------------
     RT01-26          1.00           2.00            1.00             17.37
--------------------------------------------------------------------------------
     RT01-27          9.76          12.00            2.24              1.49
--------------------------------------------------------------------------------

In addition to the drilled zone at Tablon West, a newly discovered sulphide body is located approximately 150 metres to the southeast and is named the Cliff Zone. This zone is situated approximately 60 metres stratigraphically below the sulphides at Tablon West. Massive and semi-massive sulphides at the Cliff Zone occur along an intrusive contact and grade up to 8.79 g/t over 2.0 metres. The Cliff Zone is significant in that it shows the potential for additional Tablon-style massive sulphide mineralization stratigraphically below Tablon West.

TABLON SOUTH ZONE

The Tablon South Zone is located approximately 250 metres downslope (south) of the Tablon Main Zone. This completely covered target is defined by a strong chargeability anomaly and is interpreted to underlain by geology similar to that which hosts the Tablon Main Zone.

TABLON SOUTHWEST EXTENSION

The Tablon Southwest Extension is a large area (~500m x 200-300m) to the southwest of the Tablon West Zone and south of the Tablon Fault, which is prospective for Tablon-style massive sulphide bodies. The area is capped by 20 to 40 metres of tuffaceous siltstone, which is underlain by the prospective limestone and porphyritic intrusion. A large, strong chargeability anomaly defines the extent of this area.

LA UNION

This target area is defined by a large, high-grade soil anomaly on the crest of the La Union ridge (34 samples >1 g/t Au over a 875 x 150 metre area). It is underlain by shallowly-dipping tuffaceous siltstone which has undergone strong chloritization and epidotization. Along its margins the siltstone is underlain by feldspar-hornblende porphyry, which is interpreted to have intruded through the massive and bedded limestone. The La Union area is considered prospective for tablon-style mineralization along the intrusion/siltstone or intrusion/limestone contact and/or structurally-controlled mineralization along an interpreted structure which extends from the North Zone, through La Union, to the Catedral Zone on Cerro Las Minas.

NORTH ZONE

The North Zone is located approximately 300 metres northwest of the Main Zone and is hosted within the footwall andesite unit. Consistently high silt sample values (up to 5.58 g/t Au) in the drainage below the North Zone led to a concerted mapping and sampling effort in this area. Geologic mapping located an east-striking structure defined by a restricted zone of intense foliation, which extends from the La Union area to the North Zone. Along this structure are patchy zones of intense pyrophyllite+/-alunite+/-diaspore alteration and common disseminated pyrite+/-specular hematite. At the North Zone, an exposure of strong phyllic alteration with several percent disseminated pyrite was sampled and returned 6.12 g/t gold over 1.0 metres. A strong chargeability and resistivity anomaly is coincident with this phyllic alteration at the North Zone.

SPHALERITE CREEK ZONE

The Sphalerite Creek Zone is hosted entirely within footwall andesite and is defined by a chargeability anomaly coincident with a mapped fault structure and a broad area of moderate alunite-pyrophyllite alteration. It is located approximately 400 metres west of Tablon West, to the north of the Tablon Fault.

CERRO LAS MINAS TARGETS

The Cerro Las Minas area contains four known mineralized zones with significant concentrations of gold. Three of the four zones (Peak Zone, West Breccia Zone, and Minas Sur) have been mapped, sampled, and tested by geophysical surveys with positive results. Styles of gold mineralization vary significantly between the different zones on Cerro Las Minas (disseminated gold within phyllic alteration, shear-zone hosted lode gold), but it is interpreted that all are related to a single intrusion-related mineralizing event.

Geophysical results on Cerro Las Minas correlate extremely well with the known mineralized zones and suggest that mineralization extends further than previously known. The West Breccia and Peak zones are defined by high chargeability responses and are connected by a zone of moderate chargeability. The Minas Sur Zone occurs at the southeast end of a strong, linear chargeability anomaly which extends at least 500 metres to the northwest and is open in that direction.

MINAS SUR

Minas Sur consists of numerous old adits, open cuts, and trenches in an area that is otherwise devoid of rock exposure. High grade gold (1.0 to 62.9 g/t Au) is contained in a series of narrow veins and shears exposed in a zone approximately 30 metres wide. One continuous, composite channel sample collected across the zone, including both vein and wallrock material, returned an average of 3.3 g/t Au over 25.5 metres. Mineralized structures are hosted by fine- to medium-grained diorite, which in the vicinity of the structures generally returns moderate gold grades (0.5 to 1 g/t Au). Mineralized structures consist of 1 to 20 cm sheeted quartz veins within an overall zone of fracturing and intense argillic alteration. Quartz vein material often exhibits coxcomb textures and commonly contains open vugs. Sulphide minerals present include arsenopyrite, pyrite, galena, chalcopyrite, and sphalerite; rarely comprising more than a few percent of any vein.

Geophysical and gold-in-soil geochemical results have defined an anomaly more than 500 metres long, trending west-northwest from the Minas Sur showing. This large anomaly is a priority drill target.

PEAK ZONE

The Peak Zone is a large (350 x 350m) area of highly elevated gold-in-soil values (28 samples over 1 g/t Au) with coincident anomalously high chargeability. The area is primarily underlain by quartzite breccia and massive to flow-banded intrusive. The area is interpreted to be cut by several north- and northwest-trending faults. Several small zones of intense clay alteration are exposed by old adits and open cuts, and anomalous (up to 600 ppb) gold grades have been obtained from samples of this clay-altered material. It is interpreted that the coincident geochemical and geophysical anomaly is due to a recessively weathering mineralized zone which does not outcrop.

WEST BRECCIA ZONE

The West Breccia Zone is a large (~200 x 400m) area of strong to intense phyllic alteration with correlative zones of disseminated gold mineralization (1-4 g/t Au in 2.0 and 3.0 metre chip and panel samples) and strong chargeability responses. Phyllic alteration and mineralization is most intense within the intrusive breccia and flow-banded felsic intrusive rocks concentrated along the margins and roof of the Cerro Las Minas intrusion. Selective sampling has shown that gold is evenly disseminated within this mineralized zone.

LA CATEDRAL

A series of small adits driven on narrow veins/shear zones is present to the northwest of Cerro Las Minas. These veins are similar in character and grade to those at Minas Sur, early stage sampling has returned grades from 1.0 to 29.3 g/t gold.

OTHER TARGETS

In addition to the relatively advanced Cerro Tablon and Cerro Las Minas targets, there are a number of developing targets elsewhere on the Rio Tabaconas property. These include the Vega and Anomaly A areas which have seen limited rock, soil, and stream sediment sampling as well as two short IP/resistivity geophysical lines over Anomaly A.

In the Vega area, NW of Cerro Tablon, rock and soil sampling has identified three gold anomalies, two of which are centered on small mine workings. Rock samples have returned values of nil to 6.0 g/t gold over 2.1 metres and nil to
6.5 g/t Au from grab samples.

At Anomaly A, the geophysical survey defined a 100-150m wide, north-south trending zone of very low resistivity and correlative high chargeability. This geophysical response is interpreted to be caused by a unit of strongly foliated, pyritic, metasedimentary rocks exposed in the bottom of the valley.

Elsewhere on the property, large areas remain completely untested. Approximately 25 square kilometres on the east and northern margins of the property have yet to receive reconnaissance-level prospecting or stream sediment sampling. Although these areas are some of the most remote on the property, they remain prospective for mineralization similar to that exposed on Cerro Tablon and Cerro Las Minas.

SAMPLING, SECURITY AND ANALYSIS

Geochemical  samples  collected at the Tabaconas  project  consist of core, rock
(chips and channels, modified panel, grab or float) and soil. Following geotechnical and geological logging, all core recovered during the course of the Phase One drill program was split, with one-half sent for geochemical analysis and the other half stored in wooden core boxes stored in a secure location in Tamborapa village. Core samples were collected based on geologically significant intervals, marked by changes in lithology, alteration, and mineralization.

All samples collected for geochemical analyses at Rio Tabaconas were labelled, bagged and sealed on the property, driven to Jaen and shipped by bus to Bondar Clegg Canada Limited's ("Bonder Clegg") office in Lima, Peru for preparation. Sample pulps were transported by Bondar Clegg to Vancouver for geochemical analysis. A 30-gram split of all samples was analysed for gold by fire assay with an atomic absorption finish ("FA/AA"). An additional 36 elements were analysed by inductively coupled plasma ("ICP"). Samples with gold assays exceeding AA detection limits were analysed by fire assay with a gravimetric finish ("FA/Grav").

A program of check assays was conducted on a subset of core samples from the Phase One drill program. The original assays were all done by FA/AA on a 30 gram split, the overlimits were done by FA/Grav finish. The check assays comprised three groups:

         1. Eight of the highest Au value samples were re-analysed using metallics screen analyses.

         2. The remaining 21 samples with Au values over 10 g/t were re-analysed by the same method as the original analysis (FA/Grav), and

         3. A randomly selected subset (10%) of samples in the 3 to 10 g/t Au range was re-analysed by the same method as the original analysis (FA/AA).

All check assays were done on a new split of the coarse rejects. The rejects, which are stored in Bondar Clegg's preparation facility in Lima were shipped by Bondar Clegg to their main lab in North Vancouver, British Columbia and then forwarded to the ALS Chemex laboratory in North Vancouver, British Columbia.

The results of the check assays show some significant variations from the original assays, with both appreciably higher and lower gold values obtained. Most notably:

         1. The sample with visible gold (sample 500974) in hole RT01-29 originally reported an assay of 118 g/t Au. The metallics screen re-assay returned 185 g/t, confirming the presence of coarse gold.

         2. The high grade sample at the base of the sulfide intersection in hole RT01-25 (sample 500868) originally assayed 33.3 g/t Au. The metallics screen re-assay was 13.14 g/t.

         3.       Sample 500468 in hole RT01-16 originally  returned an assay of
                  13.8 g/t gold; the re-assay by the same method yielded 85.45 g/t.

The following conclusions can be drawn:

         1. Of the eight samples submitted for metallic screen analyses, three contained gold grades significantly different from the original FA/Grav analyses, the remaining 5 analyses were within 10% of the original FA/Grav analyses.

         2. Of the 21 high-grade samples re-analysed by FA/Grav, 10 of 21 samples were within 10% of the original assay and one was within 5%.

         3. Of the 7 randomly selected samples in the 3 to 10 g/t Au range, 7 of the 8 samples showed >10% variation.

The variations in gold grades between the original and check assays are in large part within acceptable limits; the wider variations are probably due to a "nugget effect", since large gold particles have been observed in drill core at Tablon. No formal studies have been conducted to determine the size range of native gold particles in the mineralized zones of the property.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Company has not established any mineral resource or reserve estimates at this stage of exploration of the Rio Tobaconas property.

MINING OPERATIONS

The Company has no development or producing properties.

EXPLORATION AND DEVELOPMENT

Exploration by the Company on the Rio Tabaconas property has revealed a number of targets on both Cerro Tablon and Cerro Las Minas, only a few of which have been drill tested.

PLANNED WORK

Upon finalizing a community acceptance of the Community Agreement, the Company plans to proceed during 2003 with Phase 2B diamond drill program. This program will include drilling of targets on Cerro Tablon, Cerro Las Minas and possibly other areas of the property. A detailed, 3,000 metre drill plan has been drafted based upon evaluation of geological, geochemical and geophysical information. The program is expected to be completed approximately two to three months after finalizing a Community Agreement, at an estimated cost of $890,000. Subsequent to this drill program, and based upon the results of this program, the Company's management will decide whether to:

         (a) Raise funds to continue exploring and retain 100% property ownership diluting the share capital base,

         (b) Negotiate with a another mining company to take the property to production with the Company retaining a carried interest, or

         (c)      Terminate the program.

Subject to a successful drill program, a follow-up program would be considered at which is expected to consist of the following:

         o Cerro Tablon - to continue the diamond drilling to fully test the target zone, plus extensions indicated by geology, geochemistry and geophysics, for both bulk mineable open pit and higher grade lode targets.

         o Cerro Las Minas - drill testing target areas as defined by geology, geochemistry and/or geophysics for bulk mineable open pit gold targets with structurally controlled, higher grade zones.

         o "Anomaly A" - indicated depth of the airborne EM feature is 60-70 meters, located at the western contact of the Tablon intrusive with sedimentary rocks. Anomaly definition by ground geophysics (IP/Resistivity and Magnetometer) and drilling.

ALTO CHICAMA PROPERTIES

During 2002, the Company acquired, through staking, 8,000 hectares (19,760 acres) of mining property in the Alto Chicama area, La Libertad Department. After a brief geological evaluation the Company has decided not to commit any further work on the properties.

PRINCIPAL OFFICE

The Company's principal office is located at #709 - 837 Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company leases its office space from Beauregard Holdings Corp. ("Beauregard"). See "Item. 7 Major Shareholders and Related Party Transactions - Related Party Transactions". The Company commenced occupation of the office premises in January 1999. The term of the lease was originally for three years and has been extended for an additional two years, with minimum lease payments of $25,000 per annum, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 2002, the Company paid rent in the amount of $60,924 ( 2001 - $60,924; 2000 - $53,745 ). For the three month period ending on
March 31, 2003, the Company has paid rent in the amount of $15,230 (2001 - $15,230; 2000 - $15,230).

The Company shares office facilities, capital assets and personnel with IMPSA. During the fiscal year ended December 31, 2002, the Company charged IMPSA - $0 (2001 - $0; 2000 - $0; 1999 - $0; 1998 - $90,000) for its share of expenses and has included the amount in interest and miscellaneous income. See "Item. 7 Major Shareholders and Related Party Transactions - Related Party Transactions".

The Company on September 1, 2002 started to shares office facilities, capital assets and personnel with Amera. During the fiscal year ended December 31, 2002, the Company received $6,000 from Amera. See "Item. 7 Major Shareholders and Related Party Transactions - Related Party Transactions." For the three month period ending on March 31, 2003, the Company has received $6,000 from Amera.

OTHER ASSETS

INVESTMENT IN IMPSA

The Company directly owns 80% of the issued share capital of IMPSA (BVI) and owns the remaining 20% through its wholly-owned subsidiary, IHC. IMPSA(BVI) has one wholly-owned subsidiary, IMPSA Peru, which owns or has a right to own, through an option agreement and staked claims, a total of 9,000 hectares (22,230 acres) of mining exploration properties. See "Item 4. Information on the Company".

IMPSA has retained a number of professional advisers for the purpose of identifying mineral properties of interest and conducting due diligence.

To date IMPSA has established a Peruvian subsidiary, IMPSA Peru, and has conducted due diligence on a number of mineral properties. Current holdings consist of one property in the department of Cajamarca. IMPSA Peru has been focused in researching, evaluating and carrying out exploration on various potential gold targets within the known mining districts. IMPSA Peru has entered into option agreements to explore one mining property, and has staked a further 9 mining claims. As a result, IMPSA Peru holds an option to acquire or has staked claims totaling 9,000 hectares which constitutes the Rio Tabaconas / Gypsy property. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Peruvian Property".

VICEROY COMMON SHARES

In connection with the exchange of the Company's interest in Minas Barbados, the Company received, net of the distribution to its shareholders, 660,000 Viceroy Common Shares. As at December 31, 2002, the Company held 195,500 Viceroy Common Shares with a quoted market value of $78,200.

The Company's principal business is the acquisition and exploration of mineral properties in known mining areas adjacent to, or in close proximity to, known major discoveries, with a focus in Argentina and Peru. As of the date of this annual report, all of the Company's properties are without known reserves and the Company's operations are exploratory in nature.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's change in accounting and significant accounting policies contained in note 2 and 3 of the consolidated financial statements. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. See "Item 3. Key Information - Risk Factors."

The Company's consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in
Note 10 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 12, 2003, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.3885 (US$0.7202= CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company and its subsidiaries' functional currency is the Canadian dollar. The majority of the Company's cash deposits and accounts are in Canadian funds. The Canadian dollar varies under market conditions. In recent years, the Canadian dollar has experienced a devaluation against the U.S. dollar, which requires the Company to spend more Canadian dollars on its projects. Continued devaluation of the Canadian dollar against the U.S. dollar, could materially and adversely affect the Company's operations and financial position. See "Item 3. Key Information - Risk Factors - Currency Fluctuation".

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company's accounting policy is to defer all direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a write down is taken for any expected loss on the project or property. At December 31, 2002, the Company had capitalized $3,181,277 (2001 - $2,777,458; 2000 - $2,240,829) on its Argentine properties
and  $2,666,450  (2001  -  $1,803,714;   2000  -  $1,041,049)  on  the  Peruvian
properties.

To date the Company has financed its activities by the issue of common shares. The Company completed three private placements during the year ended December 31, 1999. The first was a private placement of a total of 533,333 common shares of the Company, at a price of $0.27 per share, for cash proceeds of $144,000. The second was the private placement of 1,500,000 common shares at a price of $1.00 per share and warrants to acquire an additional 1,500,000 common shares at an exercise price of $1.50 per share with Barrick, for net cash proceeds of $1,490,339. See "Item 4. Information on the Company - History and Development of the Company". The third private placement was of 1,563,000 units, at a price of $0.60 per unit, for net cash proceeds of $907,760. Each unit comprises one common share of the Company and one non-transferable share purchase warrant. Each warrant was exercisable to purchase an additional common share of the Company, at a price of $0.75 per share, on or before September 15, 2002. During the year ended December 31, 2001, 5,000 warrants were exercised for proceeds of $3,750.

During the year ended December 31, 2000, the Company completed two private placements. The first for 637,000 units, at a price of $0.60 per unit, for net cash proceeds of $343,980, and the second for 1,397,167 units, at a price of $0.60 per unit, for net cash proceeds of $773,327. Each unit comprises one common share of the Company and one non-transferable share purchase warrant. Each warrant related to the first private placement was exercisable to purchase an additional common share of the Company, at a price of $0.75 per share, on or before April 19, 2002. During the year ended December 31, 2001, the Company received regulatory approval to extend the warrants from April 19, 2002 to April 19, 2005. As of December 31, 2002, all of the warrants from this first private placement for the year ended December 31, 2001 remained outstanding. Each warrant related to the second private placement was exercisable to purchase an additional common share of the Company, at a price of $0.90 per share, on or before March 16, 2002. During the year ended December 31, 2001, the Company received regulatory approval to extend the warrants from March 16, 2002 to March 16, 2005. As of December 31, 2002, all of the warrants from this second private placement for the year ended December 31, 2000 remained outstanding.

During the year ended December 31, 2001, the Company completed two private placements of 3,000,0000 units, at a price of $0.26 per unit, for net cash proceeds of $746,250, and 2,063,000 units, at a price of $0.38 per unit, for net cash proceeds of $717,006. Each unit consists of one common share of the Company and one half non-transferable share purchase warrant. Each whole warrant from the placement of 3,000,000 units entitled the holder to purchase one common share of the Company, at a price of $0.40, on or before July 3, 2002. In addition to the 3,000,000 units, Agent's warrants to purchase 259,000 common shares, for the exercise price of $0.35 per share, on or before July 3, 2002 were also issued. None of the $0.40 and $0.35 warrants were outstanding as of December 31, 2002. Each whole warrant from the placement of 2,063,000 units entitles the holder to purchase one common share of the Company, at a price of $0.45, on or before March 31, 2003, and the Company also issued Agent's warrants to purchase 206,300 common shares, for the exercise price of $0.45, on or before March 31, 2003. As of Decemeber 31, 2002, 1,237,800 whole warrants with an exercise price of $0.45 remained outstanding.

During the year ended December 31, 2002, the Company completed the following four private placements:

         i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. In addition, agents warrants were issued to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003. Subsequent to December 31, 2002, the Company issued 382,200 common shares on the exercise of warrants and agents warrants for $171,990;

         ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at a price of $0.45 per share. The agents also received agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003.

                  During the year ended December 31, 2002, the Company issued 326,361 common shares on the exercise of 652,722 warrants for $146,862. Subsequent to December 31, 2002 the Company issued 915,083 common shares on the exercise of warrants and agents warrants for $494,145. The remaining warrants reserved for3,001 common shares expired without exercise;

         iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000, net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003. Certain directors have purchased 191,111 units. Subsequent to December 31, 2002 the Company issued 111,111 common shares on the exercise of 100,000 warrants and 11,111 agents warrants for $58,889; and

         iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. The agents also received agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003. Certain directors have purchased 325,000 units total benefit was $9,700. Subsequent to December 31, 2002 the Company issued 61,330 common shares on the exercise of 60,000 warrants and 1,330 agents warrants for $33,665.

Cash on hand at April 30, 2003 was approximately $4,000,000. During the nine month period from March 31, 2003 to December 31, 2003, the Company has no planned exploration expenditures in Argentina for the Valle del Cura region, the Gualcamayo region, or the NW San Juan region. The Company plans to expend US$500,000 in Argentina on surface work at the Navidad project, an additional US$1,500,000 on drill programs at the Navidad project and US$593,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru during the nine month period from March 31, 2003 to December 31, 2003. In addition, minimum property payments of approximately US $225,000 are required to maintain all of the existing property holdings. See "Item 4. Information on the Company -
Business   Overview  -  Nature  of  the  Company's   Operations   and  Principal
Activities".

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31,2001

The Company reported a consolidated loss of $1,440,106 ($0.06 per share) in 2002, an increase of $558,231 from the loss of $881,875 ($0.06 per share) in 2001. The increase in the loss experienced by the Company in 2002, compared to 2001, was due to a number of factors of which $512,591 can be attributed to operating expenditures and $45,640 to non-operating items.

As a result of adopting the new section of the Canadian Institute of Chartered Accountants' Handbook Section 3870 effective January 1, 2002 the Company has recognized compensation expense of $128,260 for stock options granted to consultants which is included in the increased operating expenditures.

As a result of extremely encouraging results from Phase I drilling in the fall of 2001, the Company continued to focus its main exploration activities on the Rio Tabaconas project in Peru for the first half of 2002 by carrying out extensive pre-drill work to further define drill targets on the property's most advanced gold zones, Tablon and Cerro Las Minas. As a result of the pre-drill program the potential size of the mineralized zone was significantly expanded. A substantial follow up Phase II drill program was developed to test the identified drill targets. In order to obtain financing for the work the Company proceeded with an extensive market awareness program and investor relations campaign throughout North America and Europe with the assistance of several consultants. During the first six months of 2002 the Company raised net equity proceeds of $1,659,827 for further exploration and property payments in Peru and Argentina and general working capital.

By the middle of the year the Company acquired an additional 8,000 ha (10,851.3 acres) in Northern Peru and increased its properties in the Patagonia region in southern Argentina during the remainder of the year to a total of 91,423 ha (124,007 acres) as compared to 7,650.3 ha (10,377 acres in 2001).

As a result of the Provincial and Municipal elections in Peru held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 the Company announced its intention to take a more measured approach to exploration on the Rio
Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed . The Company intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalize. Aided by several Peruvian Social-Economic consultants, a draft Company-Community plan has been prepared and the Company intends to present the plan for discussion with the community leaders, government officials and other interested party leaders in the second quarter of 2003. See "Item 4. Information on the Company - Business Overview - Government Regulations on the Company's Business."

In the meantime, the Company devoted its attention to aggressively assessing its grass roots properties, acquiring and advancing some of the exciting projects in Argentina such as Las Bayas and lately the Navidad Silver project.

Through out the year exploration on the Potrerillos and Rio de las Taguas properties was on hold pending a resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick Gold Corporation. The property option agreement due to expire on November 30, 2002, was extended by mutual consent to allow Barrick's technical team to review additional properties of the Company. Subsequent to the year end, Barrick and the Company agreed to extend the Selection Notice Period in the option agreement from November 30, 2002 to December 30, 2003. In return for the extension Barrick paid US$65,000 which will be used to make payments to maintain the option properties in good standing.

As a result of the above corporate activities there were increases in to the following expenses: (i) Administration and management services - $4,218; (ii) Bank charges and interest - $3,028; (iii) Corporate development and investor relations - $161,175 of which $51,417 reflects the cost of full time investor relations staff, $51,906 for investor relations consultant, $30,223 for various media advertising and $25,323 for international and other conferences; ( iv) General exploration - $70,446 as a result of an aggressive examination of grassroots properties mainly in the Patagonia region; ( v ) Printing - $10,171 mainly for investor presentation material; ( vi) Professional fees - $67,776 which relates to the ongoing North America and European market awareness program; ( vii ) Salaries and employee benefits - $998 reflects a slight increase in administration wages and benefits cost; (viii) Stock based compensation - $128,260 for stock options granted to consultants, as required by the CICA Handbook Section 3870 effective January 1, 2002; ( ix ) Telephone and utilities - $ 9,230 due to the increase in correspondence with Europe, North America and South America; ( x ) Transfer agent and regulatory fees - $20,235 as a result of the increase in equity financings; (xi) Travel and accommodation - $42,745 mainly due to the European market awareness and investor relations program and trips to Peru and Argentina for property negotiations.

The following  expenses decreased for the year (i) Amortization and depreciation
- $1,885; and (ii) Office and sundry - $3,052 as a result of cost recovery from a private company sharing office space; (iii) Rent, parking and storage - $754 as a result of cost recovery from a private company sharing office space;

During 2002 the Company did not write-off of mineral claims and deferred costs, compared to a write off of $21,483 in 2001. The mineral claims written off during 2001 were 100 % owned by the Company.

Interest and miscellaneous income reported for 2002 was $26,585 a decrease of $70,695 from $97,280 reported in 2001 as a result of lower interest rates paid on funds on deposit and no overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

During 2002, the Company did not dispose of any Viceroy common shares. The Company sold 100,000 Viceroy shares in 2001 for cash proceeds of $16,966 resulting in a loss or $6,534. No provision was required for Marketable Securities for the year ended 2002 as compared to $22,483 in 2001.

The Company's total assets increased from $5,487,374 at December 31, 2001 to $7,432,489 at December 31, 2002. The increase is attributed to the equity financing conducted by the Company through four private placements and exercise of warrants and stock options issuing 7,958,387 common shares for proceeds of $3,458,382 before deducting share issue costs of $194,056.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31,2000

The Company reported a consolidated loss of $881,875 ($0.06 per share) in 2001, an decrease of $1,142,565 from the loss of $2,024,440 ($0.17 per share ) in 2000. The decrease in the loss experienced by the Company in 2001, compared to 2000, was due to an decrease in operating expenditures of $257,840 and non-operating cost of $884,725.

During the year 2001, the Company focused its main exploration activities on the Rio Tabaconas properties (formerly known as Tamborapa properties) in Peru. The exploration activities consisted of a pre-drill program during July, followed by a Phase One, 1,600 meter (30 hole) diamond drill program in September. The Company also carried out a small exploration program in the Patagonia region by staking a total of 7,650.3 ha (10,377 acres). The emphasis from Argentina to Peru resulted in the Company reducing the amount of activities in corporate development and investor relations and financing for the year.

As a result the following expenses decreased in 2001 as compared to 2000: (i) Amortization and depreciation - $7,229 as a result of less additions to capital assets; (ii) Corporate development and investor relations -$90,884 as a result of a one time media promotion, $42,340 paid in the previous year and $7,300 due to attending fewer conferences, $4,000 for reduced new release dissemination and $37,244 to reflect a reduction in investor relations staff cost; (iii) General exploration - $27,273 as a result of less general exploration work; (iv) Office and sundry - $ 3,095; (v) Printing - $9,812; (vi) Professional fees -$ 135,808 of which $36,964 related to services provided in Argentina and $80,000 for a one time cost paid in the previous year and $13,971 due to reduced legal fees; (vii) Telephone and utilities - $9,667 as a result of less investor relations work;
(viii) Travel and accommodation - $6,798.

The following expenses increased during the year 2001 as compared to 2000: (i) Administration and management services - $1,440 ; (ii) Bank charges and interest
- $ 386; (iii) Rent, parking and storage - $ 4,301 which reflects a full year as compared to a partial year for the additional office space; (iv) Salaries and employee benefits - $ 25,801 which reflects the cost of a full time administrative assistant and a full year for actual remuneration and applicable taxes which had been cut back in the prior year; (v) Transfer agent and regulatory fees - $ 798.

During 2001 the Company wrote off $21,483 of mineral claims and deferred cost as compared to $789,953 in 2000. The mineral claims were 100 % owned by the Company.

Interest and miscellaneous income reported for 2001 was $97,280 a decrease of $59,585 from $156,865 reported in 2000 as a result of lower interest rates paid on less funds on deposit and lower overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

During 2001, the Company disposed of 100,000 Viceroy common shares for cash proceeds of $16,966, reporting a loss of $6,534 as compared to a loss of Nil reported in 2000. A provision for marketable securities for 2001 of $22,483 was made as compared to $178,777 reported in 2000 due to fewer shares held at year end.

The Company's total assets increased from $4,979,696 at December 31, 2000 to $5,487,374 at December 31, 2001. The increase is attributed to the equity financing conducted by the Company through two private placements issuing 5,063,000 common shares for proceeds of $1,563,940 with a net commission of $100,684.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31,1999

The Company reported a consolidated loss of $2,024,440 ($0.17 per share ) in 2000, an increase of $278,683 from the loss of $1,745,757 ($0.23 per share) in 1999. The increase in the loss experienced by the Company in 2000, compared to 1999, was due to an increase in operating expenditures of $102,205 and non-operating cost of $165,588.

As the Company began a drilling program in the middle of April 2000 on the Valle del Cura region of Argentina, financed by Barrick, it also increased its activities in seeking additional properties, corporate development and investor relations, and financing. As the exploration season in Argentina came to an end due to the onset of the winter season, the Company focused on its Tamborapa property in northern Peru carrying out Phase I of the exploration program during June and July 2000 and a helicopter-borne electromagnetic survey in November 2000. These activities resulted in an increase in the following expenses: (i) Corporate development and investor relations - $84,214, $42,340 of which was for media promotion, $4,000 for news release dissemination, $7,000 to reflect a full year of investor relations staff cost and $30,000 for corporate development;
(ii) Professional fees - $ 82,414, $33,450 of which relates directly to the filing cost of a registration statement and $36,964 related to services provided in Argentina; (iii) Rent, parking and storage - $7,944 as a result of increase in parking cost of $2,083 and additional office space expenses beginning in August of $5,563; and (iv) Salaries and employee benefits - $33,410 , $11,000 of which reflects the cost of a full time receptionist and $22,410 to reflect the actual remuneration and applicable taxes which had been cutback in the prior year.

The following expenses decreased in 2000 as compared to 1999: (i) Administration and management services - $48,940 as a result of a one time director's fee of $42,984 paid in the previous year and a reduction of $11,909 paid to KGE Management Ltd, Gerald G. Carlson and an increase of $20,250 paid to Nikolaos Cacos the Corporate Secretary; (ii) Bank Charges - $5,920 as a result of fewer wire transfers ; (iii) General exploration - $ 23,188 due to more costs being capitalized; (iv) Office and sundry - $432; (v) Printing - $4,260; Telephone and utilities - $6,022 due to lower long distance rates and better use of electronic mail; (iv) Transfer agent and regulatory fees - $3,897; and (v) Travel and accommodations - $13,252 as a result of attending fewer trade shows and trips to South America.

During 2000 the Company terminated option agreements on certain mineral claims and accordingly wrote off $789,953 of mineral claims and deferred cost as compared to $98,628 in 1999. The option agreements terminated include: the Bosque Property (Pelambres); the Munoz Properties (Surena, Teatinos); the Rodrigues/Garcia Properties (Calin 1-12); and the Ramos Property (Jaguelito).

Interest and miscellaneous income reported for 2000 was $156,865 an increase of $109,634 from $47,231 reported in 1999 largely due to the overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

During 2000, the Company did not dispose of any Viceroy common shares, reporting no loss as compared to a loss of $161,859 reported in 1999. A provision for marketable securities for 2000 of $178,777 was made, a decrease of $237,878 from that reported in 1999 due to a more stable market condition.

LIQUIDITY AND CAPITAL RESOURCES

The Company's total assets increased from $5,487,374 at December 31, 2001 to $7,432,489 at December 31, 2002 primarily from the sale of equity for net proceeds of $3,264,326 with a net commission of $194,056 from four private placements which were announced on November 26, 2001, March 20, 2002, May 2, 2002 and September 23, 2002.

As at March 31, 2003, the Company had working capital of $1,592,081. For the remaining nine months of fiscal 2003, the Company has budgeted no funds for its remaining exploration commitment for the Valle del Cura region in Argentina, the Gualcamayo region, and the NW San Juan region. The Company plans to expend US$500,000 in Argentina on surface work at the Navidad project, an additional US$1,500,000 on drill programs at the Navidad project and US$593,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru during the nine month period from March 31, 2003 to December 31, 2003. In addition, minimum property payments of approximately US $225,000 are required to maintain all of the existing property holdings.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of the Company's interest in its properties.

The Company's management may elect to acquire new projects, at which time the Company may require additional equity financing to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the Company's projects and business plan.

The Company had a loss of $(1,440,106) for the year ended December 31, 2002 (2001 - ($881,875); 2000 - ($2,024,440)). The Company has made additions to mineral properties and deferred costs of $1,266,555, $1,320,777 and $1,989,049 and capital assets of $11,201, $8,012 and $15,321 for the fiscal years ended December 31, 2002, 2001, and 2000. For the three months ended March 31, 2003, the Company has made additions to mineral properties and deferred costs of approximately $613,656 and no additions to capital assets. The Company raised $3,264,326 for the year ended December 31, 2002 (2001 - $1,463,256; 2000 -
$3,380,056 ) from equity financing with a net of $194,056 in share issuance cost for the year ended December 31, 2002 (2001 - $100,684; 2000 - $103,194 ).

During the fiscal year ended December 31, 2002 the Company had not terminated any option agreements on properties and mineral claims. During the fiscal years ended December 31, 2001 and 2000, the Company terminated option agreements on properties and mineral claims resulting in the write-off of mineral properties and deferred costs in the amounts of $21,483 for the year ended December 31, 2001 and $789,953 for the year ended December 31, 2000.

The Company completed a private placement of 2,900,000 units at $0.90 per unit for a total amount of $2.61 million. Each unit consists of one common share and one half of one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $1.10 per share. The funds will be used on its properties in South American and general working capital.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the acquisition of projects.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:

---------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST            PERIOD OF SERVICE AS A
         NAME, AGE AND POSITION                       FIVE YEARS(1)<F1>                   DIRECTOR/OFFICER(2)<F2>
---------------------------------------------------------------------------------------------------------------------
GERALD G. CARLSON(4)<F4>-                 President and Director of Copper       Chairman since February 15, 1999.
Chairman and Director                     Ridge Exploration Inc., a public
Age 57                                    British Columbia mineral exploration   Director since February 15, 1999.
                                          company from March 2002 to present.
                                          President of Nevada Star Resources
                                          Corp, from March 5,2002 to present.
                                           President and CEO of LaTeko
                                          Resources Ltd. from December 1996 to
                                          February 2002.
---------------------------------------------------------------------------------------------------------------------
JOSEPH GROSSO -                           Director and officer of the Company    President since February 1990.
President, Chief Executive Officer        since February 1990.  President of
and Director                              Oxbow International Marketing Corp.,   Chief Executive Officer since
Age 65                                    a private British Columbia company.    February 1990.

                                                                                 Director since February 1990.
---------------------------------------------------------------------------------------------------------------------
WILLIAM LEE(3)<F3> -                      Chartered Accountant.  CFO of the      Vice-President since June 1996.
Vice-President,                           Company since June 1996.  From
Chief Financial Officer and Director      December 1994 to May 1996,             Chief Financial Officer since June
Age 50                                    Independent Consultant.  From July     1996.
                                          1992 to November 1994, Chief
                                          Financial Officer of Sanctuary Woods   Director since June 1996.
                                          Multimedia Corp., a public British
                                          Columbia company.

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST            PERIOD OF SERVICE AS A
         NAME, AGE AND POSITION                       FIVE YEARS(1)<F1>                   DIRECTOR/OFFICER(2)<F2>
---------------------------------------------------------------------------------------------------------------------
ROBERT BROWN(3) (4)<F3><F4> -             Professional Engineer.  Presently      Director since September 1996.
Director                                  President and director of Findlay
Age 50                                    Minerals Ltd. a mineral exploration
                                          company from July 1999 to present.
                                          VP Exploration and director of Soho
                                          Resources Corp., from May 1997 to
                                          April 2002. Exploration Manager of
                                          the Company from March 1996 to April
                                          1997.

---------------------------------------------------------------------------------------------------------------------
NIKOLAOS CACOS -                          Corporate Secretary and
Corporate Secretary and Director          Vice-President Investor Relations of   Secretary since June 25, 1998.
Age 36                                    the Company since 1993. Director of    Director since June 20, 2002
                                          Info Touch Technologies, a
                                          technology company, since August
                                          1998.  President and CEO of Gatco
                                          Technology Corp. a capital pool
                                          corporation, from May 2000 to Oct.
                                          2001.  President and director of
                                          Amera Resources Corporation, a
                                          private British Columbia company,
                                          since April 2000.
---------------------------------------------------------------------------------------------------------------------
SEAN HURD(3)<F3>  -
Director                                  Investor relations manager for the     Director since September 2001.
Age 36                                    Company from June  2002 to present
                                          and director since September 2001.
                                          Investor relations manager for
                                          Mercury Scheduling Systems Inc. from
                                          August 2001 to March 31, 2002.
                                          Investor relations manager for the
                                          Company from June 2000 to August
                                          2001.  Investor relations for Senate
                                          Capital from February 1996 to May
                                          2002.
---------------------------------------------------------------------------------------------------------------------

(1)<F1> Officers and Directors of the Company may also serve as directors of other companies. See "Conflicts of Interests" below.
(2)<F2> All directorships were re-elected for a period of one year at the Company's last annual general meeting held on June 20, 2002.
(3)<F3> Denotes members of the Audit Committee.
(4)<F4> Denotes members of the Remuneration Committee.

There are no known arrangements or understandings between any directors or executive officers and any other persons pursuant to which the executive officers or directors were selected.

CONFLICTS OF INTEREST

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company's directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Company Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:

NAME OF DIRECTOR                    NAME OF COMPANY                           POSITION              TERM OF SERVICE
----------------                    ---------------                           --------              ---------------
Gerald G. Carlson                   Copper Ridge Explorations                 President/Director    Feb/99 to present
                                    Nevada Star Resources Corp.               President/Director    Feb/02 to present
                                    Dentonia Resources Ltd.                   Director              Feb/94 to present
                                    Fairfield Minerals Ltd.                   Director              Jul/98 to present
                                    Orphan Bay Resources Inc.                 Director              Nov/00 to present

                                    Finlay Minerals Ltd.                      President/Director    July/99 to present
Robert Brown                        Soho Resources Corp                       Director              Jan/82 to April/02

William Lee                         Hilton Petroleum Ltd.                     Director              Sep/95 to present
                                    QDM Ventures Ltd.                         Director              May/00 to Sept/01
                                    Silver Arrow Explorations Inc.            Director              Jan/01 to July /01
                                    Aladdin Resource Corp.                    Director              July/01 to Mar /03
                                    Desert Holdings Inc.                      Director              Oct/ 02 to Jan/03
                                    Tinka Resources Limited                   Director              Jan/03 to present

Joseph Grosso                       Mr. Grosso is not an officer or
                                    director of any other public company.


Sean Hurd                           Mr. Hurd is not an officer or director
                                    of any other public company.


COMPENSATION

During the fiscal year ended December 31, 2002, the directors and officers of the Company, as a group, had received or charged the Company a total of $326,326 (2001 $326,707; 2000 - $367,142) for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recent fiscal year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $100,000, whether or not they were an executive officer at the end of the most recent fiscal year.

The Company has two Named Executive Officers, Joseph Grosso and William Lee. The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2002, 2001 and 2000.

------------------------------------------------------------------------------------------------------------------
                                    Annual Compensation                 Long-Term Compensation
                                                                 -------------------------------------
                                                                       Awards            Payouts
------------------------------------------------------------------------------------------------------------------
Name and            Year      Salary      Bonus       Other      Securities    Restricted     LTIP       All other
Principal                       ($)        ($)        Annual        Under      Shares or     Payouts     Compensa-
Position                                             Compensa-     Options     Restricted      ($)          tion
                                                       tion      Granted (#)   Share Units
                                                       ($)                        ($)
-------------------------------------------------------------------------------------------------------------------
Joseph Grosso,      2002      102,000       -           -          500,000         -            -            -
President and       2001      102,000                              300,000
Chief Executive     2000      102,000                              148,029
Officer (1)<F1>
-------------------------------------------------------------------------------------------------------------------
William Lee,        2002       72,000       -           -          150,000         -            -            -
Chief Financial     2001       72,000                              100,000
Officer             2000       68,206                               50,000
-------------------------------------------------------------------------------------------------------------------

 (1)<F1> Pursuant to a contract for corporate and administrative services, entered into July 1, 1996, between the Company and Oxbow International Marketing Corp. ("Oxbow"), a private company owned by Joseph Grosso, the Company has agreed to retain Oxbow at a monthly fee of $8,500 per month. The contract expired June 30,1999 and has been renewed on an annual basis and subsequent to December 31, 2002 a new contract was finalized. The monthly compensation remained unchanged.

LONG TERM INCENTIVE PLAN AWARDS

Long Term Incentive Plan Awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of shares of the Company but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company has not granted any LTIP's to the Named Executive Officers during the most recently completed fiscal year.

OPTIONS AND STOCK APPRECIATION RIGHTS

Stock Appreciation Rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the shares of the Company. No SAR's were granted to or exercised by the Named Executive Officers or directors during the most recently completed fiscal year.

OPTION GRANTS

The following table sets forth information concerning stock options granted to the Named Executive Officers during the most recently completed fiscal year:

------------------------------------------------------------------------------------------------------------------------
                                                                                    MARKET VALUE OF
                          SECURITIES        % OF TOTAL                                 SECURITIES
                            UNDER             OPTIONS                                  UNDERLYING
                           OPTIONS          GRANTED TO           EXERCISE OR        OPTIONS ON DATE
                           GRANTED         EMPLOYEES IN          BASE PRICE             OF GRANT
        NAME                 (#)          FISCAL YEAR(1)<F1>   ($/SECURITY)(2)<F2>    ($/SECURITY)      EXPIRATION DATE
         (a)                 (b)                (c)                  (d)                  (e)                 (f)
------------------------------------------------------------------------------------------------------------------------
Joseph Grosso              200,000            19.70%                0.50                  0.50        Sept. 23,2007
President

William Lee                 50,000             4.76%                0.50                  0.50        May 2, 2007
Chief Financial
Officer
-----------------------------------------------------------------------------------------------------------------------

(1)<F1>  Percentage of all options granted in the period.
(2)<F2> The exercise price of the option is the market value of the common shares of the Company on the date of grant. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED
                                                                UNEXERCISED                   IN-THE-MONEY
                      SECURITIES                             OPTIONS AT FISCAL                   OPTIONS
                      ACQUIRED ON       AGGREGATE                YEAR-END                 AT FISCAL YEAR-END(1)<F1>
                       EXERCISE       VALUE REALIZED     EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
       NAME               (#)              ($)                      (#)                            ($)
------------------------------------------------------------------------------------------------------------------
Joseph Grosso             Nil              Nil                  500,000/Nil                      $55,000
------------------------------------------------------------------------------------------------------------------

William Lee               Nil              Nil                  150,000/Nil                      $17,500
------------------------------------------------------------------------------------------------------------------

(1)<F1> Value of unexercised in-the-money options calculated using the closing price of the shares of the Company on the TSX-V on December 31, 2002, $0.55, less the exercise price per share of in-the-money stock options.

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

AGREEMENTS RELATING TO TERMINATION OF EMPLOYMENT OR CHANGES IN RESPONSIBILITY

Except as described below, the Company does not have any employment or consulting agreements that provide for any benefits upon termination of employment. The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

Mr. Grosso's services are provided through a consulting agreement with Oxbow International Marketing Corp. ("Oxbow") made as of July 1, 1999. The contract calls for the monthly payment of $8,500 and a further contingent monthly payment of $6,500, which amount is only payable on change of control or termination without cause. Under the terms of the contract in the event that Oxbow's services are terminated without cause or upon a change of control, then a termination payment is due. The termination payment would include all contingent amounts plus 3 years at $15,000 per month. The new consulting agreement was approved by the Board of Directors excluding Mr. Joseph Grosso on April 17, 2003.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2002, for their services in their capacity as directors. The Company does have employment agreements with certain directors. See "Compensation - Employment Contracts" and "Item 7. Interest of Management in Certain Transactions".

The service of Robert Brown, in his capacity as consultant, is made available to the Company by R.F.B. Geological Inc. ("RFB"), a private company owned by Robert Brown, for cash on a per diem basis. For the last completed financial year ending December 31, 2002 $1,276 (2001 - $1,850; 2000 - $1,140) was paid to RFB.
See "Item 7. Interest of Management in Certain Transactions".

The following table sets forth information concerning stock options granted to directors who are not Named Executive Officers during the most recently completed fiscal year:

------------------------------------------------------------------------------------------------------------------------
                                                                                    MARKET VALUE OF
                                           % OF TOTAL                                 SECURITIES
                         SECURITIES         OPTIONS                                   UNDERLYING
                            UNDER          GRANTED TO          EXERCISE OR          OPTIONS ON DATE
                           OPTIONS        EMPLOYEES IN         BASE PRICE              OF GRANT
        NAME             GRANTED (#)     FISCAL YEAR(1)<F1>  ($/SECURITY)(2)<F2>     ($/SECURITY)        EXPIRATION DATE
         (a)                 (b)              (c)                  (d)                    (e)                  (f)
------------------------------------------------------------------------------------------------------------------------
Sean Hurd                  60,000            5.71%             0.50                      0.50              May 2 , 2007

Nikolaos Cacos             20,000            1.90 %            0.50                      0.50               May 2,2007
                           100,000           9.52 %            0.50                      0.50             Sept. 23,2007

Robert Brown               50,000            4.76 %            0.50                      0.50             Sept. 23,2007
------------------------------------------------------------------------------------------------------------------------

(1)<F1>  Percentage of all options granted in the period.
(2)<F2> The exercise price of the option is the market value of the common shares of the Company on the date of grant. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by current directors of the Company:

------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED
                         SECURITIES       AGGREGATE       UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS
                         ACQUIRED ON        VALUE             FISCAL YEAR-END              FISCAL YEAR-END(1)
                          EXERCISE        REALIZED       EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
        NAME                 (#)             ($)                    (#)                            ($)
------------------------------------------------------------------------------------------------------------------

Robert Brown               50,000          $21,500              50,000/Nil                       $2,500

Gerald G. Carlson            Nil             N/A               200,000/Nil                      $30,000

Nikolaos Cacos             100,000         $43,000             120,000/ Nil                      $6,000

Sean Hurd                    Nil             N/A                60,000/ Nil                      $3,000

------------------------------------------------------------------------------------------------------------------

(1) Value of unexercised in-the-money options calculated using the closing price of the shares of the Company on the TSX-V on December 31, 2002, $0.55, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years.

EMPLOYMENT CONTRACTS

By agreement dated January 1, 1996, and as amended July 22, 1996 and July 1, 1999, Joseph Grosso, an officer and director of the Company, is paid a salary of $8,500 per month through Oxbow. Subsequent to the year end a new contract dated as of July 1,1999 was approved by the Board. Under the terms of the contract, a termination payment is due in the event that Oxbow's services are terminated without cause or upon a change of control. The termination payment would include all contingent amounts plus 3 years at $15,000 per month. This amendment was approved on April 17, 2003 by the Board of Directors excluding Mr. Joseph Grosso. During the fiscal year ended December 31, 2002, Oxbow was paid $102,000 ( 2001 - $100,200; 2000 - $102,000 ). See "Item 7. Major Shareholders and
Related Party Transactions".

By agreement dated June 21, 1996, as amended December 10, 1996, William Lee, an officer and director of the Company, is paid a salary of $6,000 per month. During the fiscal year ended December 31, 2002, Mr. Lee was paid $72,000 ( 2001
- $72,000; 2000 -$68,206;). See "Item 7. Major Shareholders and Related Party Transactions".

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of the Company, is paid a retainer of $5,500 per month. During the fiscal year ended December 31, 2002, Mr. Cacos was paid $66,000 ( 2001 - $66,000; 2000 - $52,250). See "Item 7. Major
Shareholders and Related Party Transactions".

By agreement dated February 15, 2001, between the Company and KGE Management Ltd. ("KGE Management"), Gerald G. Carlson, an officer and director of the Company, was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. During the fiscal year ended December 31, 2002, the Company paid $33,000 (2001-$33,000; 2000 - $34,749) to Mr. Carlson pursuant to the agreement between the Company and KGE Management. The agreement expired January 14, 2001 and has been renewed until June 18, 2003. By mutual agreement on October 3, 2002 the fee was changed to $2,000 per month plus $550 per day if services are rendered for more than four days per month. See "Item 7. Major Shareholders and Related Party Transactions".

BOARD PRACTICES

REMUNERATION COMMITTEE

The board of directors of the Company has adopted procedures to ensure that all employment, consulting or other compensation agreements between the Company and any director or senior officer of the Company or between any associate or affiliate of the Company and any director or senior officer are considered and approved by the disinterested members of the board of directors or a committee of independent directors.

Messrs. Carlson and Brown, members of the Board of Directors, and Mr. DeMare, an independent advisor and a former director of the Company are members of the Remunration Committee.

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Lee, Brown and Heard are members of the Audit Committee. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company. In addition, the Audit Committee is responsible for:

         - Retaining the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders;

         - Reviewing the external audit plan and the results of the audit, approves all audit engagement fees and terms and pre-approves all non-audit services to be performed by the external auditor;

         -        Reviewing  the  Company's  financial  statements  and  related
                  management's   discussion   and  analysis  of  financial   and
                  operating results; and

         -        Having  direct  communication   channels  with  the  Company's
                  auditors.

The Audit Committee's mandate requires that all of the members be financially literate and at least one member have accounting or related financial management expertise. The mandate of the Committee empowers it to retain legal, accounting and other advisors.

EMPLOYEES

As of December 31, 2002, the Company had eight full-time employees and two part-time employees in the area of management and administration compared with seven full-time employees and one part-time employee in the area of management and administration at December 31, 2001 and 2000. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

As of April 30, 2002, the Company had 32,542,130 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

----------------------------------------------------------------------------------------------------------------------
NAME               DATE OF            OPTION/          TOTAL            TOTAL WARRANTS   TOTAL SHARES    PERCENTAGE
                   EXPIRATION OF      WARRANT          OPTIONS          HELD(2)<F2>      HELD            OWNERSHIP(1)<F1>
                   OPTIONS/           EXERCISE         HELD(2)<F2>
                   WARRANTS           PRICE
----------------------------------------------------------------------------------------------------------------------
Joseph Grosso      7/19/06            $0.40            300,000          -0-              470,724         4.85 %
                   9/23/07            $0.50            200,000
                   5/23/03            $0.53 ($0.60)                     161,111
                   (5/23/04) (3)<F3>
                   9/15/04            $0.75                             172,400
                   9/27/03            $0.55 ($0.60)                     150,000
                   (9/27/04) (4)<F4>
                   4/28/04            $1.10                             125,000
----------------------------------------------------------------------------------------------------------------------
Gerald Carlson     7/19/06            $0.40            200,000                           45,000          0.82 %
                   4/28/04            $1.10                             22,500
----------------------------------------------------------------------------------------------------------------------
William Lee        7/19/06            $0.40            100,000          -0-              41,438          0.85%
                   5/02/07            $0.50            50,000
                   3/08/07            $0.84            50,000
                   5/23/03            $0.53 ($0.60)                     25,000
                   (5/23/04) (3)<F3>
                   4/28/04            $1.10                             10,000
----------------------------------------------------------------------------------------------------------------------
Robert Brown       9/23/07            $0.50            50,000           -0-              -0-             0.15 %
----------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------
NAME               DATE OF            OPTION/          TOTAL            TOTAL WARRANTS   TOTAL SHARES    PERCENTAGE
                   EXPIRATION OF      WARRANT          OPTIONS          HELD(2)<F2>      HELD            OWNERSHIP(1)<F1>
                   OPTIONS/           EXERCISE         HELD(2)<F2>
                   WARRANTS           PRICE
----------------------------------------------------------------------------------------------------------------------

Nikolaos Cacos     7/19/06            $0.40            37,500           -0-              32,151          0.32 %
                   5/2/07             $0.50            20,000
                   9/23/07            $0.50
                   4/28/04            $1.10                             15,000
----------------------------------------------------------------------------------------------------------------------
Sean Hurd          7/19/06            $0.40                                              100,000         0.46 %
                   5/2/07             $0.50
                   4/28/04            $1.10                             50,000
------------------====================================================================================================
Total Holdings                                         1,007,500        731,011          689,313         8.7%
by Directors and
Management
----------------------------------------------------------------------------------------------------------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of options or warrants within 60 days from April 30, 2003, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common shares owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,542,130 common shares outstanding as of April 30, 2003.

(2)<F2> All options and warrants listed are exercisable to acquire common shares of the Company.

(3)<F3> Warrants may be exercised at an exercise price of $0.53 on or before May 23, 2003 and thereafter at $0.60 on or before May 23, 2004.

(4)<F4> Warrants may be exercised at an exercise price of $0.55 on or before September 27, 2003 and thereafter at $0.60 on or before September 27, 2004.

STOCK OPTION PLAN

As of April 30, 2003, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 10,849,650 common shares of the Company may be issued. The following is a brief summary of these stock options, warrants and agreements.

STOCK OPTIONS

Stock Options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX-V. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the stock option program, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options were determined in accordance with TSX-V guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the TSX-V immediately preceding the date on which the directors granted and publicly announced the stock options.

As of April 30, 2003, the Company had granted an aggregate of 2,352,000 non-transferable incentive stock options to the following persons:

                                                                                                 MARKET VALUE ON
                          NATURE                     NUMBER       EXERCISE      EXPIRATION        DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>          OF SHARES       PRICE          DATE           OR REPRICING

N. Cacos                  Director                    37,500        $0.40       July 19/06            $0.40
                                                      20,000        $0.50         May 2/07            $0.50


J. Grosso                 Director                   300,000        $0.40       July 19/06            $0.40
                                                     200,000        $0.50      Sept. 23/07            $0.50

N. DeMare(2)<F2>          Employee                    12,500        $0.40       July 19/06            $0.40
                                                      50,000        $0.50      Sept. 23/07            $0.50
                                                      25,000        $0.84         Mar.7/08            $0.84

E. Grosso                 Employee                    75,000        $0.40       July 19/06            $0.40
                                                      67,500        $0.50      Sept. 23/07            $0.50

A. Sanchez                Employee                     5,000        $0.40       July 19/06            $0.40
                                                      15,000        $0.84         Mar.7/08            $0.84

I. Chiarantano            Employee                   180,000        $0.40       July 19/06            $0.40
                                                      80,000        $0.50         May 2/07            $0.50

B. L. Moody               Employee                     6,250        $0.40       July 19/06            $0.40

A. Smith                  Employee                     2,500        $0.40       July 19/06            $0.40
H. Lim                    Employee                     4,400        $0.40       July 19/06            $0.40
W. Lee                    Director                   100,000        $0.40       July 19/06            $0.40
                                                      50,000        $0.50         May 2/07            $0.50
                                                      50,000        $0.84         Mar.7/08            $0.84

M. Briones                Employee                     4,250        $0.40       July 19/06            $0.40
                                                       7,000        $0.84         Mar.7/08            $0.84

R. Brown                  Director                    50,000        $0.50       Sept 23/07            $0.50
J. C. Berretta            Employee                    78,500        $0.40       July 19/06            $0.40
                                                      21,500        $0.84         Mar.7/08            $0.84
Chase Mangement(3)<F3>    Employee                    27,500        $0.40       July 19/06            $0.40

L. Bottomer               Employee                    20,000        $0.40       July 19/06            $0.40

G. Carlson                Director                   200,000        $0.40       July 19/06            $0.40

M. Saldana                Employee                    50,000        $0.40       July 19/06            $0.40
                                                      25,000        $0.84         Mar.7/08            $0.84





                                                                                                 MARKET VALUE ON
                          NATURE                     NUMBER       EXERCISE      EXPIRATION        DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>          OF SHARES       PRICE          DATE           OR REPRICING

P. Storelli               Employee                    10,000        $0.40       July 19/06            $0.40
M. DeSimone               Employee                   125,100        $0.40       July 19/06            $0.40
                                                      80,000        $0.50         May 2/07            $0.50
I. Saldana                Employee                    50,000        $0.50         May 2/07            $0.50
Bruno Faccin              Employee                    10,000        $0.50         May 2/07            $0.50
J. Dennee                 Employee                    10,000        $0.50         May 2/07            $0.50
C. Smyth                  Employee                   150,000        $0.50         May 2/07            $0.50
K. Patterson              Employee                    50,000        $0.50       Sept 23/07            $0.50
                                                      50,000        $0.84         Mar.7/08            $0.84
A.Montgomery              Employee                    20,000        $0.50       Sept 23/07            $0.50
J. Caplan                 Employee                     2,500        $0.50       Sept 23/07            $0.50
D. Charchaflie            Employee                    30,000        $0.84         Mar.7/08            $0.84

                          TOTAL                    2,352,000
                                                   =========
Officers and directors,                            1,007,500
as a group (6 persons)                             ---------


(1)<F1> Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

(2)<F2> The Company granted Nick DeMare options to acquire common shares during his tenure as director. Mr. DeMare resigned as director of the Company effective September 11, 2001.

(3)<F3> Mr. DeMare, a former director of the Company, also holds options to acquire common shares of the Company through Chase Management Ltd., a private company indirectly wholly-owned by Mr. DeMare.

WARRANTS AND OTHER COMMITMENTS

As of April 30, 2003, there were non-transferable common share purchase warrants exercisable for the purchase of 8,497,650 common shares, as follows:


            NUMBER OF SHARES      EXERCISE PRICE      EXPIRATION DATE

               1,397,167              $0.90           March 16, 2005
                 637,000              $0.75           April 19, 2005
               1,551,000              $0.75           September 15, 2004
                  36,166              $0.50           September 27, 2003
               1,454,915              $0.55           September 27, 2003
                                      $0.60           September 27, 2004
               1,622,222              $0.53           May 23, 2003
                                      $0.60           May 23, 2004
                  55,555              $0.53           May 23, 2003
                 195,750              $0.90           April 28, 2004
                  97,875              $1.10           April 28, 2004
               1,450,000              $1.10           April 28, 2004
            ----------------
               8,497,650              TOTAL
            ================


As of April 30, 2003, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, held warrants to purchase up to 731,011 of the Company's common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership by the Company's officers and directors as a group, as well as all persons who own greater than 5% of the Company's outstanding shares, as of April 30, 2002:

                                                           AMOUNT              PERCENT OF
TITLE OF CLASS     IDENTITY OF PERSON OR GROUP              OWNED               CLASS(1)<F1>
Common Stock       Barrick Gold Corporation              3,000,000                9.22%
Common Stock       Prudent Bear Funds, Inc.              3,963,774               12.18%
Common Stock       Joseph Grosso                         1,579,235(2)<F2>         4.85%
Common Stock       Officers and Directors, as a group      848,589(3)<F3>         2.61%

(1)<F1> Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of options or warrants within 60 days from April 30, 2003, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common shares owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,542,130 common shares outstanding as of April 30, 2003.

(2)<F2> Includes options and warrants held by Joseph Grosso to acquire an additional 1,108,511 common shares.

(3)<F3> Includes options and warrants held by officers and directors of the Company to acquire an additional 630,000 common shares.

The Company's major shareholders have the same voting rights as all other shareholders.

CHANGES IN OWNERSHIP BY MAJOR SHAREHOLDERS

In August 1999, Barrick Gold Corporation ("Barrick") acquired, through a private placement, 1.5 million units at a price of $1.00 per unit. Each unit consists of one common share in the capital stock of the Company and one non-transferable share purchase warrant, entitling Barrick to purchase an additional common share for a period of one year at a price of $1.50 per share. On April 19, 2000, Barrick exercised warrants at $1.50 to purchase an additional 350,000 shares of the Company. On August 16, 2000, Barrick exercised their remaining warrants to buy 1,150,000 common shares of the Company. As of April 30, 2003 Barrick owned 3,000,000 common shares of the Company (9.22%).

On April 28, 2003, Prudent Bear Funds, Inc. advised the Company that it had acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 818,500 of the Company's common shares. This resulted in Prudent Bear Funds, Inc. having ownership of and control over a total of 3,209,637 common shares together with warrants to purchase an additional 754,137 common shares. As of April 30, 2003, if such warrants were exercised Prudent Bear Funds, Inc. would have control and direction of 3,963,774 common shares of the Company (12.18%).

SHARES HELD IN THE UNITED STATES

As of March 31, 2003 there were approximately 187 registered holders of the Company's shares in the United States, with combined holdings of 4,481,488 shares (15.7% of the 28,616,862 outstanding shares at March 31, 2003).

CHANGE OF CONTROL

As of April 30, 2003, there were no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2002 through March 31, 2003, the Company did not enter into any transactions or loans between the Company and any
(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

      1. The Company shares office facilities, capital assets and personnel with IMPSA. During the fiscal year ended December 31, 2002, the Company charged IMPSA - $0 ( 2001 - $0; 2000 - $0). As of March 31, 2003, there have been no other charges to IMPSA.The Company on September 1, 2002 began sharing office facilities, capital assets and personnel with Amera. Nikolaos Cacos, an officer and director of the Company, is an officer and director of Amera. During the fiscal year ended December 31, 2002, the Company received $6,000 from Amera. For the three month period ending on March 31, 2003, the Company received $6,000 from Amera.

      2. The Company leases its office space from Beauregard, a private company 50% owned by Joseph Grosso, an officer and director of the Company, and 50% owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and has been extended for another two years, with minimum lease payments of $25,000 per annum, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 1999, the Company incurred $12,366 for leasehold improvements conducted on the office premises. The Company made no further leasehold improvement expenditures in 2000 or 2001. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office". During the fiscal year ended December 31, 2002, the Company paid rent in the amount of $60,924. For the three month period ending on March 31, 2003, the Company has paid rent in the amount of $15,230.

      3. By agreement dated July 1, 1996, as amended July 22, 1996, Joseph Grosso, an officer and director of the Company, is paid a salary of $8,500 per month through Oxbow. The term of the agreement expired July 1, 2002 was extended until July 1, 2003, by mutual agreement. During the fiscal year ended December 31, 2002, Oxbow was paid $102,000 (2001
          - $102,000; 2000 - $102,000), and during the three months ended March 31, 2003, Oxbow was paid $25,500. See "Item 6. Directors, Senior Management and Employees - Employment Contracts".

      4. During the fiscal years ended December 31, 2002, 2001 and 2000, the Company paid $1,276, $1,850 and $1,140, respectively, to RFB for consulting services provided by Robert Brown, a director of the Company. See "Item 6. Directors, Senior Management and Employees".

      5. By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of the Company, is paid a retainer of $5,500 per month. Mr. Cacos received a retainer of $4,500 per month until December 1, 2001. Thereafer, the rate was increased by $1,000. During the fiscal year ended December 31, 2002, Mr. Cacos was paid $66,000 ( 2001 - $66,000; 2000 -
          $52,250).

          During  the  three  months  ended  March 30, 2003,  Mr. Cacos was paid
          $16,500.   See  "Item  6. Directors, Senior Management and Employees".

      6. The Company's officers and directors have been granted incentive stock options enabling them to purchase common shares of the Company. See "Item 6. Directors, Senior Management and Employees - Share Ownership".

      7. By agreement dated June 21, 1996, as amended December 10, 1996, William Lee, an officer and director of the Company, is paid a salary of $6,000 per month. During the fiscal year ended December 31, 2002, Mr. Lee was paid $72,000 (2001 - $72,000; 2000 - $68,206). During the three months ended March 31, 2003, Mr. Lee was paid $18,000. See "Item
          6. Directors, Senior Management and Employees".

      8. By agreement dated February 26,1999 and as amended February 15, 2002, between the Company and KGE Management Ltd., Gerald G. Carlson, an officer and director of the Company, was paid a consulting fee of $36,000 per year, plus $550 per day if services were rendered for more than five days per month, through KGE Management Ltd. The agreement has been renewewed to June 18, 2003. By mutual agreement on October 3, 2002 the fee was changed to $2,000 per month plus $550 per day if services are rendered for more than four days per month. During the fiscal year ended December 31, 2002, Mr. Carlson, through KGE, was paid $33,000 (2001 - $33,000; 2000 - $34,749). During the three months ended March 31, 2003, Mr. Carlson, through KGE, was paid $13,800. See "Item 6. Directors, Senior Management and Employees".

      9. By agreement dated June 2, 2002, the Company agreed to pay Mr. Sean Hurd, investor relations manager and director of the Company (effective September 2000), a salary of $3,000 per month for the first three months and $3,500 per month until August 2000, at which time Mr. Hurd left the Company as an employee but remained a director. Mr. Hurd later returned as investor relations manager, and under an agreement dated June 11, 2001, the Company agreed to pay him a salary of $4,000 per month. During the year ended December 31, 2002, Mr. Hurd was paid $52,050, (2001 - $30,882; 2000 -$28,235).

      10. During the year ended December 31, 2002, the Company recorded $64,641(2001 - $45,381; 2000 - $43,791) for reimbursement of expenditures and disbursements incurred on behalf of the Company by Mr. Grosso. As at December 31, 2002, $1,496 (2001 - $17,683; 2000 -
          $14,461) remained unpaid and has been included in accounts payable and accrued liabilities.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

DESCRIPTION                                                                 PAGE

Consolidated Financial Statements for the Years Ended                        F-1
December 31, 2002, 2001 and 2000.

SIGNIFICANT CHANGES

Subsequent to December 31, 2002, the Company completed a private placement of 2,900,000 units at $0.90 per unit for a total amount of $2.61 million. Each unit consists of one common share and one half of one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $1.10 per share. The funds will be used on the Company's properties in South American and for general working capital.

LEGAL PROCEEDINGS

None.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common shares are listed on the TSX Venture Exchange (the "TSX-V"). From April 15, 1996 to November 28,1999, the Company's shares were listed on the Vancouver Stock Exchange (the "VSE"). Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the TSX-V. The Company is classified as a Tier I company and trades on the TSX-V under the symbol "IMR". Companies which satisfy the minimum initial listing requirements of the TSX-V are designated as Tier II companies and are subject to listing requirements which are stricter than those for companies which are designated as Tier I companies.

The following table lists the volume of trading and high and low sales prices on theTSX-V the TSX-V, for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from November 2002 through April 2003.

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                        SALES PRICE
                                                 --------------------------
YEAR ENDED                    VOLUME               HIGH              LOW

December 31, 2002           17,608,424            $0.94             $0.34
December 31, 2001            5,564,250            $0.62             $0.27
December 31, 2000            4,330,674            $1.15             $0.30
December 31, 1999            2,126,666            $0.88             $0.40
December 31, 1998            5,483,428            $0.60             $0.28



                                                        SALES PRICE
                                                 --------------------------
QUARTER ENDED                 VOLUME               HIGH              LOW

March 31, 2003              13,712,400            $1.06             $0.49

December 31, 2002            2,753,752            $0.56             $0.35
September 30, 2002           2,360,296            $0.55             $0.34
June 30, 2002                9,803,396            $0.94             $0.42
March 31, 2002               2,690,980            $0.56             $0.39

December 31, 2001            2,458,798            $0.62             $0.37
September 30, 2001           1,244,860            $0.59             $0.31
June 30, 2001                1,427,984            $0.39             $0.28
March 31, 2001                 427,608            $0.39             $0.27

                                                        SALES PRICE
                                                 --------------------------
MONTH ENDED                   VOLUME               HIGH              LOW

April 30, 2003               2,953,800            $1.00             $0.78
March 31, 2003               8,954,800            $1.06             $0.70
February 28, 2003            3,588,400            $0.81             $0.62
January 31, 2003             1,169,200            $0.64             $0.49
December 31, 2002            1,167,854            $0.56             $0.35
November 30, 2002              357,839            $0.46             $0.38

             OVER-THE-COUNTER BULLETIN BOARD STOCK TRADING ACTIVITY

As of October 8, 2002, the Company's shares received clearance for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers in the United States.

                                                         BID PRICE
                                                 --------------------------
YEAR ENDED                    VOLUME               HIGH              LOW

December 31, 2002             97,497              $0.36             $0.22



                                                         BID PRICE
                                                 --------------------------
QUARTER ENDED                 VOLUME               HIGH              LOW

March 31, 2003               842,490              $0.70             $0.22

December 31, 2002             72,497              $0.33             $0.22
September 30, 2002            25,000              $0.36             $0.29



                                                         BID PRICE
                                                 --------------------------
MONTH ENDED                   VOLUME               HIGH              LOW

April 30, 2003               287,599              $0.69             $0.52
March 31, 2003               488,598              $0.70             $0.47
February 28, 2003            303,394              $0.54             $0.41
January 31, 2003              50,498              $0.43             $0.22
December 31, 2002             33,997              $0.33             $0.22
November 30, 2002              4,500              $0.31             $0.29

As of March 31, 2003 there were approximately 187 registered holders of the Company's shares in the United States, with combined holdings of 4,481,488 shares (15.7% of the outstanding shares at March 31, 2003).


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

MEMORANDUM AND ARTICLES OF ASSOCIATION

Information regarding the Company's Memorandum and Articles of Association has been previously reported in the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000 and in the Company's annual report on From 20-F, filed with the Commission on May 8, 2001 (File Number 000-03464).

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party:

      1. A Consulting Services Agreement Between Oxbow International Marketing Corp. ("Oxbow") and IMA Resource Corporation, dated January 1, 1999 and amended on July 1, 1996, July 1, 1999, July 1, 2001, and July 1, 2002, under which the Company has agreed to pay Oxbow $8,500 per month for consulting services. See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation".

      2. A Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation dated January 1, 1996, and amended December 10, 1996 and August 22, 2000, under which Nikolaos Cacos, an officer and director of the Company, was paid a retainer of $4,500 per month by the Company for consulting services. The retainer, as of December 1, 2000, was increased to $5,500 per month. See "Item 6. Directors, Senior Management and Employees - Employment Contracts".

      3. A Consulting Agreement Between KGE Management Ltd. ("KGE Management") and IMA Exploration Inc., dated February 15, 2001, under which Gerald
          G. Carlson, an officer and director of the Company, is paid a salary of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. The agreement expired January 14, 2001 and has been extended until June 18, 2003. By mutual agreement on October 3, 2002 the fee was changed to $2,000 per month plus $550 per day if services are rendered for more than four days per month. See "Item 6. Directors, Senior Management and Employees - Employment Contracts".

      4. By agreement dated June 1, 1999, Lindsay Bottomer, an officer of the Company, was paid a salary of $6,250 per month. The agreement expired May 31, 2000. The Company negotiated a new agreement with Mr. Bottomer, effective March 31, 2001, whereby, he was paid a retainer of $2,000 per month, plus $350 per day if services were rendered for more than five days per month. The agreement was subsequently amended on July 3, 2001 reducing the retainer to $800 per month, plus $350 per day if services were rendered for more than two days per month. This agreement was terminated on November 28, 2001. During the fiscal year ended December 31, 2002, the Company paid Mr. Bottomer $ Nil (2001 - $40,375; 2000 - $75,000).

      5. An Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. ("Barrick"), dated August 17, 1999 and amended March 19, 2001 and further amended on March 25, 2003, granting Barrick an option to earn an interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle del Cura region. See "Item 4.
          Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Barrick Agreement".

      6. Purchase Agreement with Victor Ronchietto, dated March 24, 1999 as amended April 6, 2000, between IMASA and Mr. Ronchietto. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Ronchietto Properties".

      7. Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura, dated January 24, 1997 as amended January 31, 2000, August 22, 2000 and April 22, 2001. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties
          - Peruvian Property".

      8. An Agreement between the Company and Sean Hurd, investor relations manager and director, dated June 2, 1999. The Company agreed to pay Mr. Sean Hurd, a salary of $3,000 per month for the first three months and $3,500 per month until August 2000, at which time Mr. Hurd left the Company but remained a director. Mr. Hurd returned as investor relations manager and under an agreement, dated June 11, 2001, the Company has agreed to pay him a salary of $4,000 per month. See "Item
          6. Directors, Senior Management and Employees - Employment Contracts".

      9. An Option Agreement between Nestor Arturo and IMA S.A., signed June 7, 2000 as amended August 3, 2000 and September 1, 2000, granting the Company an option to acquire mineral rights. See "Item 4.

          Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Arturo Property (Mogotes)".

      10. An Option Agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), dated March 5, 2001, granting the Company an option to acquire a majority interest in the Mogotes property in San Juan Province, Argentina between IMA, IMASA and Rio Tinto. This agreement was terminated by Rio Tinto in December 2001. See "Item 4. Information on the Company - Properties, Plants and Equipment- Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Arturo Property (Mogotes)".

      11. The Company leases its office space from Beauregard, a private company 50% owned by Joseph Grosso, an officer and director of the Company, and 50% owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and has been extended for another two years, with minimum lease payments of $25,000 per annum, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 1999, the Company incurred $12,366 for leasehold improvements conducted on the office premises. The Company made no further leasehold improvement expenditures in 2000 or 2001. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office". During the fiscal year ended December 31, 2002, the Company paid rent in the amount of $60,924. For the three month period ending on March 31, 2003, the Company has paid rent in the amount of $15,230.

      12. The Company signed a letter of Intent on March 6, 2003 with Amera Resources Corporation a private company which has a commpn director to earn a undivided 51 % interest (subject to regulatory approval) to further explore the Arturo Property (Mogotes). To earn a 51 % interest in the property, Amera must issue 1,650,000 common shares to the Company and incur US $1.25 million of expenditures, including work programs and underlying option payments, all over five years. See "Item 4. Information on the Company - Principal Properties - Argentinean Properties - Property Agreements and Exploration Activities - Arturo's Property (Mogotes)" and "Item. 7 Major
          Shareholders and Related Party Transactions - Related Party Transactions."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)   an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of $152 million or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of $152 million or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

DOCUMENTS ON DISPLAY

Documents concerning the Company and referred to in this report may be inspected at the Company's principal office, located at #709 - 837 Hastings Street, Vancouver, British Columbia, V6C 3N6.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

Based on their evaluation conducted within 90 days of filing this report, our chief financial officer and chief executive officer have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(c) and Rule 15d-15(c) promulgated under the Securities Exchange Act of 1934, as amended) are effective and designed to alert them to material information relating to the Company.

Within the 90 day period prior to the filing of this report there have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 though F-26

ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBITS

  EXHIBIT                                                                  PAGE
  NUMBER                              EXHIBIT                             NUMBER

   1.1        Memorandum as Amended (1)                                     N/A

   1.2        Articles (1)                                                  N/A

   4.1        Share Purchase Agreement Between Shareholders and             N/A
              389863 B.C. Ltd. (1)

   4.2        Arrangement Agreement Between Viceroy Resource                N/A
              Corporation and IMA Resource Corporation (1)

   4.3        Consulting Services Agreement Between Oxbow International     N/A
              Marketing Corp. and IMA Resource Corporation (1)

   4.4        Employment Agreement with William Lee (1)                     N/A

   4.5        Consulting Services Agreement Between Nikolaos Cacos and      N/A
              IMA Resource Corporation (1)

   4.6        Consulting Agreement Between KGE Management Ltd. and IMA      N/A
              Exploration Inc.(2)

   4.7        Consulting Agreement Between Lindsay R. Bottomer and IMA      N/A
              Exploration Inc. (1)

   4.8        Exploration and Option Agreement with Barrick                 N/A
              Exploraciones Argentina S.A. (1)

   4.9        Option Agreement with Juan Demetrio Lirio Jr. and             N/A
              Juan Demetrio Lirio representing Lir-Fer Construcciones
              S.R.L. (1)

   4.10       Option Agreement with Lirio and Lir-Fer Construcciones        N/A
              S.R.L. (1)

   4.11       Option Agreement with Oscar Garcia and others (1)             N/A

   4.12       Purchase Agreement with Modesto Enrique Arasena (1)           N/A

   4.13       Option Agreement with Hugo Arturo Bosque (1)                  N/A

   4.14       Option Agreement with Guillermo Munoz, Lydia Gonzalez,        N/A
              Ricardo Sanchez and Antonio Monteleone (1)

   4.15       Option Agreement with Jorge Ernesto Rodriguez and             N/A
              Gerardo Javier Rodriguez (1)

   4.16       Option Agreement with Jorge Ernesto Rodriguez and Raul        N/A
              Alberto Garcia (1)

   4.17       Purchase Agreement with Victor Ronchietto (1)                 N/A

   4.18       Option Agreement with Sociedad Minera de Responsabilidad      N/A
              Limitado Nova JJ de Piura and Sociedad Minera de
              Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura (1)

  EXHIBIT                                                                  PAGE
  NUMBER                              EXHIBIT                             NUMBER
   4.19       Amendment to Option Agreement with Hugo Arturo Bosque (2)     N/A

   4.20       Amendment to Purchase Agreement with Victor Ronchietto (2)    N/A

   4.21       Option Agreement with Dionisio Ramos (2)                      N/A

   4.22       Amendment to Consulting Services Agreement Between Oxbow      N/A
              International Marketing Corp. and IMA Resource
              Corporation (2)

   4.23       Amendment to consulting Agreement between IMA Exploration     N/A
              Inc. and Nikolaos Cacos (3)

   4.24       Agreement between the Company and Sean Hurd dated             N/A
              June 2, 2002 (3)

   4.25       Option Agreement between Nestor Arturo and IMA S.A. (3)       N/A

   4.26       Amendment to Option Agreement with Guillermo Munoz, Lydia     N/A
              Gonzalez, Ricardo Sanchez and Antonio Monteleone (3)

   4.27       Amendment to Option Agreement with Sociedad Minera de         N/A
              Responsabilidad Limitado Nova JJ de Piura and Sociedad
              Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto
              JJ de Piura (3)

   4.28       Option Agreement with Rio Tinto Mining and Exploration        N/A
              Limited (4)

   4.29       Amendment to Exploration and Option Agreement with            N/A
              Barrick Exploraciones Argentina S.A. (4)

   4.30       Consulting Agreement between the Company and Lindsay          N/A
              Bottomer dated April 1, 2002(4)

   4.31       Amendment to Option Agreement with Juan Demetrio Lirio        N/A
              Jr. and Juan Demetrio Lirio representing Lir-Fer
              Construcciones S.R.L. (4)

   4.32       Amendment to Option Agreement with Juan Demetrio Lirio        N/A
              and Lir-Fer Construcciones S.R.L. (4)

   4.33       Amendment to Option Agreement with Sociedad Minera de         N/A
              Responsabilidad Limitado Nova JJ de Piura and Sociedad
              Minera de Responsabilidad Limitada (SMR Ltda) Don
              Alberto JJ de Piura (4)

   4.34       Amendment to Option Agreement between Nestor Arturo and       N/A
              IMA S.A. (4)

   4.35       Amendment to Consulting Agreement Between KGE Management      N/A
              Ltd. and IMA Exploration Inc. (4)

   4.36       Amendment to Option Agreement with Juan Demetrio Lirio        N/A
              Jr. and Juan Demetrio Lirio representing Lir-Fer
              Construcciones S.R.L. (5)

   4.37       Amendment to Option Agreement with Juan Demetrio Lirio        N/A
              and Lir-Fer Construcciones S.R.L. (5)

   4.38       Amendment to Option Agreement between Nestor Arturo and       N/A
              IMA S.A. (5)

   4.39       Amendment to Option Agreement with Sociedad Minera de         N/A
              Responsabilidad Limitado Nova JJ de Piura and Sociedad
              Minera de Responsabilidad Limitada (SMR Ltda) Don
              Alberto JJ de Piura (5)

   4.40       Short Form Offering Document (5)                              N/A

   4.41       Amendment to Consulting Services Agreement Between Oxbow      N/A
              International Marketing Corp. and IMA Resource Corpora-tion (5)

  EXHIBIT                                                                  PAGE
  NUMBER                              EXHIBIT                             NUMBER
   4.42       Lease Agreement between IMA Exploration Inc. and              N/A
              Beauregard Holdings Corp. (5)

   4.43       Amendment to Consulting Agreement Between KGE Management      N/A
              Ltd. And IMA Exploration Inc. (5)

   4.44       Amendment to Agreement between the Company and Sean Hurd      N/A
              (5)

   4.45       Amendment to Exploration and Option Agreement with            109
              Barrick Exploraciones Argentina S.A. dated March 26, 2003.

   4.46       Letter of Intent dated March 6, 2003 with Amera Resources     113
              Corporation

   4.47       Letter Agreement with Amera Resources Corporation re:         125
              reimbursement of office expenses

   4.48       Amendment to Option Agreement with Sociedad Minera de         127
              Responsabilidad Limitado Nova JJ de Piura and Sociedad
              Minera de Responsabilidad Limitada (SMR Ltda) Don
              Alberto JJ de Piura dated Decmeber 23, 2002

   4.49       Amendment to Option Agreement with Juan Demetrio Lirio        133
              Jr. and Juan Demetrio Lirio representing Lir-Fer
              Construcciones S.R.L. dated July 10, 2002

   4.50       Amendment to Option Agreement with Juan Demetrio Lirio        136
              Jr. and Juan Demetrio Lirio representing Lir-Fer
              Construcciones S.R.L. dated December 27, 2002

   4.51       Amendment to Consulting Services Agreement Between Oxbow      139
              International Marketing Corp. and IMA Resource Corporation dated July 15, 2002

   4.52       Amendment to Consulting Agreement Between KGE Management      141
              Ltd. And IMA Exploration Inc. dated June 14, 2002

   4.53       Amendment to Consulting Agreement Between KGE Management      143
              Ltd. And IMA Exploration Inc. dated October 3, 2002

   4.54       Amendment to Agreement between the Company and Sean Hurd      145
              dated June 10, 2002

   4.55       Amendment to Consulting Services Agreement Between Oxbow      147
              International Marketing Corp. and IMA Resource
              Corporation dated April 17, 2003

   8.1        List of Subsidiaries                                          155

  12.1        Certification of Joseph Grosso                                157

  12.2        Certification of William Lee                                  159

  12.3        Consent of George Sivertz, Professional Geologist             161

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 0-30464.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 0-30464.
(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 0-30464.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 0-30464.
(5) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 0-30464.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                  IMA EXPLORATION INC.
                  (Registrant)




                   /s/ WILLIAM LEE
                  ------------------------------------------------------
                  William Lee
                  Vice President, Chief Financial Officer and Director


                  Date: MAY 16, 2003
                       ------------------

PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------
                                                 PricewaterhouseCoopers LLP
                                                 Chartered Accountants
                                                 PricewaterhouseCoopers Place
                                                 250 Howe Street, Suite 700
                                                 Vancouver, British Columbia
                                                 Canada V6C 3S7
                                                 Telephone +1 (604) 806 7000
                                                 Facsimile +1 (604) 806 7806
INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
March 18, 2003
(except as to note 12 which is as of April 11, 2003)





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

================================================================================


                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2002, 2001 AND 2000

                         (EXPRESSED IN CANADIAN DOLLARS)

================================================================================

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                                    2002                 2001
                                                                                     $                    $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                                                        1,436,124              755,765
Amounts receivable and prepaids                                                     79,661               69,889
Marketable securities                                                               23,460               23,460
                                                                             --------------       --------------
                                                                                 1,539,245              849,114
PROPERTY, PLANT AND EQUIPMENT net of
   accumulated depreciation of $201,771 (2001 - $179,000)                           45,517               57,088
MINERAL PROPERTIES AND DEFERRED COSTS (Note 4)                                   5,847,727            4,581,172
                                                                             --------------       --------------
                                                                                 7,432,489            5,487,374
                                                                             ==============       ==============

                             L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                           108,351              115,716
                                                                             --------------       --------------

                     S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                                                          21,354,823           18,090,497

CONTRIBUTED SURPLUS (Note 5)                                                       128,260                  -

DEFICIT                                                                        (14,158,945)         (12,718,839)
                                                                             --------------       --------------
                                                                                 7,324,138            5,371,658
                                                                             --------------       --------------
                                                                                 7,432,489            5,487,374
                                                                             ==============       ==============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Notes 6 and 12)



APPROVED BY THE BOARD

/s/ JOSEPH GROSSO                         , Director
------------------------------------------
/s/ WILLIAM LEE                           , Director
------------------------------------------



        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                                      F-3
                                                                              83

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                          2002             2001             2000
                                                                            $                $                $
EXPENSES

Administrative and management services                                    224,109          219,891         218,451
Bank charges and interest                                                  10,492            7,464           7,078
Corporate development and investor relations                              249,373           88,198         179,082
Depreciation                                                               22,772           24,657          31,886
General exploration                                                       180,321          109,875         137,148
Office and sundry                                                          34,823           37,875          40,970
Printing                                                                   22,304           12,133          21,945
Professional fees                                                         172,828          105,052         240,860
Rent, parking and storage                                                  67,768           68,522          64,221
Salaries and employee benefits                                            194,542          193,544         167,743
Stock based compensation (Note 5)                                         128,260             -               -
Telephone and utilities                                                    34,368           25,138          34,805
Transfer agent and regulatory fees                                         35,831           15,596          14,798
Travel and accommodation                                                   80,485           37,740          44,538
                                                                   ---------------   --------------   -------------
                                                                        1,458,276          945,685       1,203,525
                                                                   ---------------   --------------   -------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                            8,415          (17,030)          9,050
Interest and miscellaneous income                                         (26,585)         (97,280)       (156,865)
Write-off of mineral properties and related deferred costs                   -              21,483         789,953
Write-down of marketable securities                                          -              22,483         178,777
Loss on sale of marketable securities                                        -               6,534            -
                                                                   ---------------   --------------   -------------
                                                                          (18,170)         (63,810)        820,915
                                                                   ---------------   --------------   -------------
LOSS FOR THE YEAR                                                      (1,440,106)        (881,875)     (2,024,440)

DEFICIT - BEGINNING OF YEAR                                           (12,718,839)     (11,836,964)     (9,812,524)
                                                                   ---------------   --------------   -------------
DEFICIT - END OF YEAR                                                 (14,158,945)     (12,718,839)    (11,836,964)
                                                                   ===============   ==============   =============

LOSS PER SHARE - BASIC AND DILUTED                                        $(0.06)          $(0.06)         $(0.17)
                                                                   ===============   ==============   =============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                         23,188,485       15,104,239      11,938,699
                                                                   ===============   ==============   =============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                            2002            2001            2000
                                                                              $               $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                                       (1,440,106)       (881,875)      (2,024,440)
Items not affecting cash
   Depreciation                                                             22,772          24,657           31,886
   Stock based compensation                                                128,260             -               -
   Write-down of marketable securities                                        -             22,483          178,777
   Loss on sale of marketable securities                                      -              6,534             -
   Write-off of mineral properties and deferred costs                         -             21,483          789,953
Decrease (increase) in amounts receivable and prepaids                      (9,772)        (17,984)          14,729
Increase (decrease) in accounts payable and accrued liabilities             (7,365)        (73,703)          21,838
                                                                     --------------  --------------  ---------------
                                                                        (1,306,211)       (898,405)        (987,257)
                                                                     --------------  --------------  ---------------
INVESTING ACTIVITIES

Additions to mineral properties and deferred costs                      (1,266,555)     (1,320,777)      (1,989,049)
Additions to property, plant and equipment                                 (11,201)         (8,012)         (15,321)
Proceeds on sale of marketable securities                                     -             16,966             -
                                                                     --------------  --------------  ---------------
                                                                        (1,277,756)     (1,311,823)      (2,004,370)
                                                                     --------------  --------------  ---------------
FINANCING ACTIVITIES

Issuance of common shares                                                3,453,382       1,563,940        3,483,250
Share issuance costs                                                      (189,056)       (100,684)        (103,194)
                                                                     --------------  --------------  ---------------
                                                                         3,264,326       1,463,256        3,380,056
                                                                     --------------  --------------  ---------------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                                    680,359        (746,972)         388,429

CASH AND CASH EQUIVALENTS
   - BEGINNING OF YEAR                                                     755,765       1,502,737        1,114,308
                                                                     --------------  --------------  ---------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                  1,436,124         755,765        1,502,737
                                                                     ==============  ==============  ===============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

CASH                                                                       631,255         605,765          177,737

SHORT-TERM DEPOSIT                                                         804,869         150,000        1,325,000
                                                                     --------------  --------------  ---------------
                                                                         1,436,124         755,765        1,502,737
                                                                     ==============  ==============  ===============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         The Company considers that it has adequate resources to maintain its core operations for the next year. However, the Company recognizes that it will require additional financing in the forthcoming year to complete its proposed exploration programs. The Company is seeking additional financing to complete these programs, and while it has been successful at doing so in the past, there can be no assurance that it will be able to do so in the future. See also Note 12.


2.       CHANGE IN ACCOUNTING POLICY

         On January 1, 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS" of the Canadian Institute of Chartered Accountants' ("CICA") Handbook ("Section 3870").

         The Company elected not to adopt the fair value method for stock-based compensation granted to employees and directors and to continue using the intrinsic value method. As a result, no compensation expense is recognized if the exercise price of the stock options at the date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of stock options is credited to share capital. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 5.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under US generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. The Company's principal subsidiaries are IMPSA Resources Corporation (80.69%), Minera Imp- Peru S.A. (100%) and Inversiones Mineras Argentinas S.A. (100%). All intercompany transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of the original date of acquisition.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost or market.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

         The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment, which comprise leasehold improvements and office furniture and equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in the operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values, due to their short-term nature. As of December 31, 2002, the market value of marketable securities was $78,200.

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


                                      F-9
                                                                              89

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       MINERAL PROPERTIES AND DEFERRED COSTS


                                        2002                                        2001
                      ----------------------------------------    ----------------------------------------
                                     DEFERRED                                    DEFERRED
                      ACQUISITION   EXPLORATION                   ACQUISITION   EXPLORATION
                         COSTS         COSTS         TOTAL           COSTS         COSTS         TOTAL
PROPERTY                   $             $             $               $             $             $

Argentina:
    Valle de Cura          661,635     1,879,040     2,540,675         622,791    1,866,361      2,489,152
    Gualcamayo              85,621        16,240       101,861          52,880        9,595         62,475
    NW San Juan             51,065       101,831       152,896          37,096       83,471        120,567
    Chubut                    -          354,873       354,873            -          79,869         79,869
    Other                     -           30,972        30,972            -          25,395         25,395
                      ------------  ------------  ------------    ------------  -----------  -------------
                           798,321     2,382,956     3,181,277         712,767    2,064,691      2,777,458
Peru:
    Rio Tabaconas          700,046     1,966,404     2,666,450         535,217    1,268,497      1,803,714
                      ------------  ------------  ------------    ------------  -----------  -------------
                         1,498,367     4,349,360     5,847,727       1,247,984    3,333,188      4,581,172
                      ============  ============  ============    ============  ===========  =============

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina. As of December 31, 2002, the Company must make further payments with respect to option agreements relating to the Valle de Cura and NW San Juan regions, totalling US$550,000, as follows:


                  YEAR                     VALLE DE CURA        NW SAN JUAN           TOTAL
                                                US$                 US$                US$

                  2003                         65,000              35,000             100,000
                  2004                         70,000             100,000             170,000
                  2005                        170,000             110,000             280,000
                                           -----------         -----------        ------------
                                              305,000             245,000             550,000
                                           ===========         ===========        ============

                  The Company is required to pay annual government payments of approximately US$30,000 on its Argentinean properties. The Company has also agreed to pay net smelter return royalties ("NSR") (ranging from 0.5% to 2.0% NSR) of up to US$8,460,000 once commercial production is achieved on certain of the Argentinean properties.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  The Company has granted Barrick Gold Corporation ("Barrick") an option, whereby Barrick can elect to earn an interest in either the Rio de las Taguas or Potrerillos properties in the Valle de Cura region. Barrick may earn an initial 50% interest in the selected property by paying the Company US$250,000, and expending US$3 million in exploration on the selected property within five years of making the US$250,000 payment. The initial option period expired on November 30, 2002 without exercise of the option. Subsequent to December 31, 2002, Barrick paid the Company US$65,000 to extend the date by which it is required to elect to proceed with its option to December 31, 2003.

                  Once Barrick has earned its 50% interest in the selected property, Barrick will have the right to earn an additional 25% interest by providing financing necessary to bring the property into commercial production.

                  In addition, should Barrick earn its initial 50% interest and not discover ore in commercial quantities, it has the option to purchase the remaining interest in the selected property from the Company for US$2 million and a 5% NSR.

                  See also Note 12 (iii).

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                  Under the terms of the option agreement, the Company has paid US$160,000 and is required to make further payments totalling US$1,340,000. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement. Accordingly, the Company and the optionor have revised the timing of the remaining $1,340,000 option payments as follows:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  i)       US$25,000  on July 30, 2003,  US$100,000  on December
                           20, 2003, and US $200,000 on December 20, 2004; and

                  ii) US$1,015,000 on August 20, 2005, if commercial production has commenced. Alternatively, in the event commercial production has not commenced, the Company will be required to make four instalments of US$200,000, with the initial payment due on August 20, 2005 and the remaining instalments due on December 30, 2006 and each year thereafter. The final instalment of US$215,000 is due on December 30, 2009. In the event that commercial production commences subsequent to August 20, 2005, the full remaining outstanding balance will be due within 20 days of commercial production.

                  The Company is making progress towards the finalization of an agreement with the local community and expects exploration activities to resume in fiscal 2003.


5.       STOCK BASED COMPENSATION

         During the year ended December 31, 2002, the Company granted stock options to its employees, directors and independent consultants to purchase up to 1,050,000 shares of the Company. The options are exercisable at $0.50 per share and have a 5 year term to expiry.

         The Company has recognized compensation expense of $128,260 for 510,000 stock options granted to consultants during the year which vested immediately.

         As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                 $
Net loss for the year
  - as reported                                             (1,440,106)
  - compensation expense                                      (140,840)
                                                           ------------
  - pro-forma                                               (1,580,946)
                                                           ============
Basic and diluted loss per share
  - as reported                                                 $(0.06)
  - pro-forma                                                   $(0.07)

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       STOCK BASED COMPENSATION (continued)

         The fair value of stock options granted to employees, directors and consultants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:


             Risk-free interest rate                    3.89% - 4.25%
             Estimated volatility                         78% - 87%
             Expected life                                2.5 years

         The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.26 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.


6.       SHARE CAPITAL

         Authorized - 99,708,334 common shares without par value

         Issued                                     NUMBER               $

         Balance, December 31, 1999                9,967,552        13,247,185

            Private placements                     2,034,167         1,220,500
            Exercise of options                       22,500             9,000
            Exercise of warrants                   1,505,000         2,253,750
            Less share issue costs                      -             (103,194)
                                                -------------     -------------
         Balance, December 31, 2000               13,529,219        16,627,241

            Private placements                     5,063,000         1,563,940
            Less share issue costs                      -             (100,684)
                                                -------------      ------------
         Balance, December 31, 2001               18,592,219        18,090,497

            Private placements                     5,703,026         2,552,870
            Exercise of options                      170,000            68,000
            Exercise of warrants                   2,085,361           837,512
            Less share issue costs                      -             (194,056)
                                                -------------      ------------
         Balance, December 31, 2002               26,550,606        21,354,823
                                                =============      ============




                                      F-14
                                                                              94

         In addition to subsequent events disclosed in Notes 6(a) and (b) below, further equity issuances subsequent to the year end are described in
         Note 12.

         (a) During the year ended December 31, 2002, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitle the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. In addition, agents warrants were issued to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003. Subsequent to December 31, 2002, the Company issued 382,200 common shares on the exercise of warrants and agents warrants for $171,990;

                  ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitle the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at a price of $0.45 per share. The agents also received agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003.

                         During the year ended December 31, 2002, the Company issued 326,361 common shares on the exercise of 652,722 warrants for $146,862. Subsequent to December 31, 2002 the Company issued 915,083 common shares on the exercise of warrants and agents warrants for $494,145. The remaining warrants reserved for 3,001 common shares expired without exercise;

                  iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003. Certain directors have purchased 191,111 units. Subsequent to December 31, 2002 the Company issued 111,111 common shares on the exercise of 100,000 warrants and 11,111 agents warrants for $58,889; and

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. The agents also received agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003. Certain directors have purchased 325,000 units. Subsequent to December 31, 2002 the Company issued 61,330 common shares on the exercise of 60,000 warrants and 1,330 agents warrants for $33,665.

         (b) During the year ended December 31, 2001, the Company completed the following private placements:

                  i) 3,000,000 units at a price of $0.26 for cash proceeds of $746,250, net of share issue costs of $33,750. Each unit consisted of one common share of the Company and one- half warrant. Each full warrant entitles the holder to purchase one common share for the exercise price of $0.40 on or before July 3, 2002. In addition, agents warrants were issued to purchase 259,000 common shares for the exercise price of $0.35 on or before July 3, 2002. The President of the Company subscribed for 240,000 units of the private placement.

                         During the year ended December 31, 2002, the Company issued 1,759,000 common shares on the exercise of the warrants and agents warrants for $690,650; and

                  ii) 2,063,000 units at a price of $0.38 for cash proceeds of $717,006, net of share issue costs of $66,934. Each unit consisted of one common share of the Company and one- half warrant. Each full warrant entitles the holder to purchase one common share for the exercise price of $0.45 on or before March 31, 2003. In addition, agents warrants were issued to purchase 206,300 common shares for the exercise price of $0.45 on or before March 31, 2003. Subsequent to December 31, 2002 the Company issued 1,237,800 common shares on the exercise of the warrants and agents warrants for $557,010.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (c) During the year ended December 31, 2000, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.60 per unit for cash proceeds of $343,980, net of commissions of $38,220. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.75 per share on or before April 19, 2005. The warrants remained outstanding at December 31, 2002; and

                  ii) 1,397,167 units at a price of $0.60 per unit, for cash proceeds of $773,327, net of commissions of $64,973. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.90 per share on or before March 16, 2005. The warrants remained outstanding at December 31, 2002.

         (d)      Stock Options

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX Venture"). A summary of the Company's outstanding options at December 2002, 2001 and 2000 and the changes for the years ending on those dates is presented below:

                                       2002                      2001                      2000
                              ----------------------    ----------------------    ----------------------
                                OPTIONS    WEIGHTED       OPTIONS    WEIGHTED        OPTIONS    WEIGHTED
                              OUTSTANDING   AVERAGE     OUTSTANDING  AVERAGE      OUTSTANDING   AVERAGE
                                  AND      EXERCISE         AND      EXERCISE         AND       EXERCISE
                              EXERCISABLE    PRICE      EXERCISABLE   PRICE       EXERCISABLE    PRICE
                                               $                        $                          $
Balance, beginning of year     1,635,500      0.40        1,224,000    0.54          996,500      0.51
Granted                        1,050,000      0.50        1,635,500    0.40          250,000      0.65
Exercised                       (170,000)     0.40             -        -            (22,500)     0.40
Cancelled                        (50,000)     0.40       (1,224,000)   0.54             -          -
                             ------------               ------------              -----------
Balance, end of year           2,465,500      0.44        1,635,500    0.40        1,224,000      0.54
                             ============               ============              ===========

                                      F-17

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2002 are as follows:


                  NUMBER            EXERCISE PRICE           EXPIRY DATE
                                          $
                1,415,500                0.40                July 19, 2006
                  510,000                0.50                May 2, 2007
                  540,000                0.50                Sept. 23, 2007
                ---------
                2,465,500
                =========

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2002, 2001 and 2000 and the changes for the years ending on those dates is as follows:

                                                        2002            2001            2000

                  Balance, beginning of year          6,588,967       3,592,167       3,709,019
                  Issued                              5,007,944       2,996,800       2,034,167
                  Expired                                  -               -           (646,019)
                  Exercised                          (2,085,361)           -         (1,505,000)
                                                    ------------    ------------    ------------
Balance, end of year                                  9,511,550       6,588,967       3,592,167
                                                    ============    ============    ============

                  Common shares reserved pursuant to warrants outstanding at December 31, 2002 are as follows:


                    NUMBER          EXERCISE PRICE         EXPIRY DATE
                                          $
                  1,620,000            0.45                Mar. 31, 2003
                    918,084            0.54                Apr.  09, 2003
                  1,722,222            0.53 /  0.60        May 23, 2003 / 2004
                     66,666            0.53                May 23, 2003
                  1,554,915            0.55 /  0.60        Sept. 27, 2003 / 2004
                     37,496            0.50                Sept. 27, 2003
                  1,558,000            0.75                Sept. 15, 2004
                  1,397,167            0.90                Mar. 16, 2005
                    637,000            0.75                Apr. 19, 2005
                 ----------
                  9,511,550
                 ==========

         (f)      See also Note 12.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       RELATED PARTY TRANSACTIONS

         (a) During the year ended December 31, 2002, the Company paid $136,276 (2001 - $157,825; 2000 - $218,451) to companies controlled by current and former directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company has agreements with a company controlled by the President of the Company for the rental of office premises. The Company is required to make monthly rent payments of $5,077. These amounts are comparable to market rates. During the year ended December 31, 2002, the Company paid $60,924 (2001 - $60,924; 2000 - $53,745) for rent.

         (c) The Company shares office facilities with a private company that has a common director. The affiliated company is currently paying $2,000 per month to the Company for shared rent and administration. During the year ended December 31, 2002, the Company received $6,000 from the affiliated company.

         (d) During the year ended December 31, 2002, the Company recorded $64,641(2001 - $45,381; 2000 - $43,791) for reimbursement of expenditures  and  disbursements  incurred  on  behalf  of the
                  Company by the President of the Company. As at December 31, 2002, $1,496 (2001 - $17,683; 2000 - $14,461) remains unpaid and has been included in accounts payable and accrued liabilities.

         (e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                2002             2001              2000
                                                                  $                $                 $

         Statutory tax rate                                     39.62%           44.62%            45.62%

         Provision for income taxes based on statutory
            Canadian combined federal and provincial
            income tax rates                                  (570,570)        (393,493)         (918,075)

         Differences in foreign tax rates                       (4,234)         179,918           239,306

         Losses for which an income tax benefit
            has not been recognized                            574,804          213,575           678,769
                                                           ------------      -----------       -----------
                                                                  -                -                 -
                                                           ============      ===========       ===========


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



8.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:


                                                                              2002              2001
                                                                                $                 $
         Future income tax assets
            Financing costs                                                   98,934            89,063
            Operating loss carryforward                                    4,164,745         2,782,412
            Excess of tax values of mineral properties
              and property, plant and equipment over book value              330,957           428,648
                                                                       --------------     -------------
                                                                           4,594,636         3,300,123
Valuation allowance for future tax assets                                 (4,594,636)       (3,300,123)
                                                                       --------------     -------------
                                                                                -                 -
                                                                       ==============     =============

         The Company has Canadian non-capital loss carryforwards of $8,756,438 that may be available for tax purposes. The losses expire as follows:


         EXPIRY DATE                                                       $

            2003                                                       1,202,652
            2004                                                       1,554,225
            2005                                                       1,266,386
            2006                                                       1,255,915
            2007                                                       1,277,771
            2008                                                         845,836
            2009                                                       1,353,653
                                                                    ------------
                                                                       8,756,438
                                                                    ============

9.       SEGMENTED INFORMATION

         The Company's principal activities are the exploration of mineral properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

         Segment assets by geographical location are as follows:

                                                                             2002
                                                  --------------------------------------------------------
                                                     CANADA        ARGENTINA        PERU           TOTAL
                                                        $              $              $              $
         Property, plant and equipment                34,323          5,817          5,377         45,517
         Mineral properties and deferred costs          -         3,181,277      2,666,450      5,847,727
                                                  ----------    -----------    -----------    -----------
                                                      34,323      3,187,094      2,671,827      5,893,244
                                                  ==========    ===========    ===========    ===========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)



9.       SEGMENTED INFORMATION (continued)

                                                                             2001
                                                  ----------------------------------------------------------
                                                     CANADA        ARGENTINA        PERU           TOTAL
                                                        $              $              $              $
         Property, plant and equipment                45,376           5,817          5,895         57,088
         Mineral properties and deferred costs          -          2,777,458      1,803,714      4,581,172
                                                  ----------    ------------    -----------    -----------
                                                      45,376       2,783,275      1,809,609      4,638,260
                                                  ==========    ============    ===========    ===========


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                        2002             2001             2000
                                                                          $                $                $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (1,440,106)        (881,875)      (2,024,440)
         Mineral properties and deferred costs for the year (i)      (1,266,555)      (1,320,777)      (1,989,049)
         Mineral properties and deferred costs written off
            during the year which would have been
            expensed in the year incurred (i)                              -              21,483          789,953
         Stock-based compensation (iii)                                (102,150)            -                -
                                                                  --------------   --------------   --------------
         Loss for the year under US GAAP                             (2,808,811)      (2,181,169)      (3,223,536)
         Unrealized gains on available-for-sale securities (ii)          54,740             -                -
                                                                  --------------   --------------   --------------
         Comprehensive loss (iv)                                     (2,754,071)      (2,181,169)      (3,223,536)
                                                                  ==============   ==============   ==============
         Loss per share under US GAAP                                     (0.12)           (0.14)           (0.26)
                                                                  ==============   ==============   ==============
         Diluted loss per share under US GAAP                             (0.12)           (0.14)           (0.26)
                                                                  ==============   ==============   ==============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                                            2002             2001
                                                                              $                $
         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                        7,324,138        5,371,658
         Mineral properties and deferred costs expensed (i)              (5,847,727)      (4,581,172)
         Accumulated other comprehensive income (ii)                         54,740             -
                                                                       -------------    -------------
         Balance per US GAAP                                               1,531,151         790,486
                                                                       =============    =============

                                                                            2002             2001
                                                                              $                $
         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                                         5,847,727        4,581,172
         Mineral properties and deferred costs
            expensed under US GAAP (i)                                    (5,847,727)      (4,581,172)
                                                                       --------------   --------------
         Balance per US GAAP                                                    -                -
                                                                       ==============   ==============

                                                              2002             2001             2000
                                                                $                $                $
         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                       (1,306,211)        (898,405)        (987,257)
         Mineral properties and deferred costs (i)         (1,266,555)      (1,320,777)      (1,989,049)
                                                        --------------    -------------    -------------
         Cash used per US GAAP                             (2,572,766)      (2,219,182)      (2,976,306)
                                                        ==============    =============    =============
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                       (1,277,756)      (1,311,823)      (2,004,370)
         Mineral properties and deferred costs (i)          1,266,555        1,320,777        1,989,049
                                                        --------------    -------------    -------------
         Cash provided (used) per US GAAP                     (11,201)           8,954          (15,321)
                                                        ==============    =============    =============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

             i)   Mineral properties and deferred costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral properties as incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

            ii)   Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

           iii)   Accounting for stock-based compensation

                  For US GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES".

                  Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense, will be recognized.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

            iv)   Comprehensive income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

             v)   New Accounting Standards

                  In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires that the fair value of a liability for an asset retirement obligation be recognized in the period which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the cost of the long-lived asset. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its consolidated financial position or results of operations.

                  The CICA issued Section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS". This statement establishes standards for recognition, measurement and disclosure of the impairment of non- monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of its operations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

                  In June 2002, the FASB issued SFAS 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES." SFAS 146
                  addresses   financial   accounting  and  reporting  for  costs
                  associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  The CICA has issued Accounting Guideline 13, "HEDGING RELATIONSHIPS", ("AcG13") which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discounting hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document any hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for hedging and derivatives. Management does not believe that the adoption of AcG13 will have any impact on its consolidated financial position or results of operations.

                  In December 2002, the FASB issued SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE". This standard amends SFAS 123, "ACCOUNTING FOR STOCK- BASED COMPENSATION", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company does not use the fair value method. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         The Company conducted non-cash financing activities as follows:


                                                              2002            2001          2000
                                                                $              $             $
         Non-cash financing activities
            Finder's fees payable                            (5,000)           -             -
            Shares issued for payment of finder's fees        5,000            -             -
                                                           ---------       ---------     ---------
                                                               -               -             -
                                                           =========       =========     =========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUBSEQUENT EVENTS

         Subsequent  to December 31, 2002 and on or before  April 11, 2003,  the
         Company:

           (i) issued 237,000 shares for $100,800 on the exercise of options. In addition, the Company issued 2,714,524 shares for $1,320,949 on the exercise of warrants and agents warrants as described in Note 6;

          (ii)    received   regulatory  approval  to  grant  stock  options  to
                  purchase 223,500 common shares exercisable for a period of five years at a price of $0.84 per share;

         (iii) agreed, subject to regulatory approvals, to farm out its Mogote Property in the NW San Juan Region of Argentina to Amera Resources Corporation ("Amera"), a private company which has a common director. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing 1,650,000 common shares of Amera to the Company and by incurring US$1.25 million of expenditures, including work programs and underlying option payments, all over a five year period; and

          (iv) arranged, subject to regulatory approval, to conduct a private placement financing of up to 2,900,000 units, at $0.90 per unit, to raise gross proceeds of up to $2.61 million. Each unit is comprised of one common shares and one-half of one warrant. Each full warrant will entitle the holder to purchase an additional share for a period of one year at $1.10 per share. A cash commission of 8% will be paid and warrants granted for the portion of the private placement sold by agents.






                                      F-26

                                  CERTIFICATION

I, Joseph Grosso, certify that:

1. I have reviewed this annual report on Form 20-F of IMA Exploration, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  May 16, 2003
     ---------------------

Signed:  /s/ JOSEPH GROSSO
        --------------------------------------------
         Joseph Grosso, Chief Executive Officer

                                  CERTIFICATION

I, William Lee, certify that:

1. I have reviewed this annual report on Form 20-F of IMA Exploration, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  May 16, 2003
     -------------------------

Signed:  /s/ WILLIAM LEE
        -----------------------------------------
         William Lee, Chief Financial Officer