Form 20-F
period 2003-12-31
IMA EXPLORATION INC
filed 2004-06-23
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       or

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

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003.
                36,381,452 COMMON SHARES AS OF DECEMBER 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X       No
    --------       --------

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    X       Item 18
        -------           --------

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

KM:                          Kilometre

M:                           Meter

MAFIC: Dark colored, generally iron or magnesium rich, rock or mineral.

MANIFESTATIONS:              In Argentina,  manifestations or  "manifestaciones"
                             of discovery are official notices filed with the mining authority indicating that the person filing
                             (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below). A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

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

FELDSPAR:                    An  aluminosilicate  with   variable   amounts   of
                             potassium, sodium and calcium.

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

ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of IMA Exploration Inc. (the "Company") for the years ended December 31, 2003, 2002 and 2001 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended December 31, 2000 and 1999 are derived from the Company's audited consolidated financial statements, not included herein.

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

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company considers that it has adequate resources to meet property commitments on its existing property holdings; however, at present, the Company does not have sufficient funds to conduct exploration programs on all of its existing properties and will need to obtain additional financing or joint venture partners in order to initiate any such programs. See "Item 5. Operating and Financial Review and Prospects".

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                      (CDN$ IN 000, EXCEPT PER SHARE DATA)

-------------------------------------------------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                   2003          2002             2001           2000            1999
Revenue                              $0            $0               $0             $0              $0

General Corporate
Expenditures                     (2,937)       (1,278)            (836)        (1,066)           (941)

General Exploration
Expenditures                       (227)         (180)            (110)          (137)           (160)


Foreign Exchange                    (26)           (8)              17             (9)            (25)
Gain (Loss)






-------------------------------------------------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                   2003          2002             2001           2000            1999
Interest and
Miscellaneous Income                 67            27               97            157              47

Provision for
Marketable Securities                 -             -              (22)          (179)           (417)

Gain (Loss) on Sale of
Marketable Securities                 -             -               (7)             -            (162)

Write-off of Mineral
Properties                         (777)            -              (21)          (790)            (99)

Net Income (Loss)                (3,418)       (1,440)            (882)        (2,024)         (1,746)

Earnings (Loss) per
Share
  Basic                           (0.11)        (0.06)           (0.06)         (0.17)          (0.23)
  Diluted                         (0.11)        (0.06)           (0.06)         (0.17)          (0.23)

Weighted Average
Number of Shares
Outstanding                      32,252        23,188           15,104        11, 939           7,567

Working Capital                   4,747         1,431              733          1,435           1,261

Capital Assets                       40            46               57             74              90

Mineral Properties                6,884         5,848            4,581          3,282           2,083

Long-Term Debt                        -             -                -              -               -

Total Assets                     12,098         7,432            5,487          4,980           3,602

Net Assets -
Shareholder's
Equity                           11,671         7,324            5,372          4,790           3,434


ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 10 of the accompanying consolidated audited financial statements):

                      (CDN$ IN 000, EXCEPT PER SHARE DATA)
                               2003           2002            2001           2000           1999
CONSOLIDATED STATEMENT
OF OPERATIONS

Earnings (Loss) for
the year under
Canadian GAAP                 $(3,418)       $(1,440)          $(882)       $(2,024)       $(1,746)

Mineral property and
deferred exploration
costs for the year             (1,813)        (1,267)         (1,321)        (1,989)          (786)

Mineral property and
deferred exploration
costs acquired from
acquisition of IMPSA                -              -               -              -           (682)

Mineral property and
deferred exploration
costs written off
during the year which
would have been
expensed in the year
incurred                          777              -              21            790             99


Stock-based
compensation                     (144)          (102)              -              -              -

Earnings (Loss) for
the year under US GAAP
before comprehensive
income adjustments            $(4,598)       $(2,809)        $(2,181)       $(3,224)       $(3,115)

Unrealized gains on
available-for-sale
securities                        434             55               -              -            (82)
                         ----------------------------------------------------------------------------
Comprehensive
Income (Loss)                 $(4,164)       $(2,754)        $(2,181)       $(3,224)       $(3,197)
                         ============================================================================




                         ============================================================================

Earnings (Loss) per
share under US GAAP            $(0.14)         $(0.12)         $(0.14)        $(0.26)        $(0.36)
                         ============================================================================
Diluted Earnings
(Loss) per share under
US GAAP                        $(0.14)         $(0.12)         $(0.14)        $(0.26)        $(0.36)
                         ============================================================================

                               2003            2002          2001           2000           1999
                          ---------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Balance per Canadian
GAAP                          $11,671          $7,324          $5,372         $4,790         $3,435

Mineral property and
deferred exploration
costs expensed                 (6,884)         (5,848)         (4,581)        (3,282)        (2,083)

Accumulated other
comprehensive income              489              54               -              -              -
                          --------------------------------------------------------------------------
                               $5,277          $1,530            $790         $1,508         $1,352
Balance per US GAAP
                          ==========================================================================


MINERAL PROPERTIES AND
RELATED DEFERRED COSTS

Balance per Canadian
GAAP                           $6,884          $5,848          $4,581         $3,282         $2,083

Mineral Property
exploration costs and
expenses per US GAAP          $(6,884)        $(5,848)        $(4,581)       $(3,282)       $(2,083)
                         ----------------------------------------------------------------------------
BALANCE PER US GAAP                $-              $-              $-             $-             $-
                         ============================================================================




CONSOLIDATED
STATEMENTS OF CASH
FLOWS

OPERATING ACTIVITIES

Cash (used) provided
per Canadian GAAP             $(1,388)        $(1,306)          $(898)         $(987)       $(1,567)

Mineral properties and
deferred costs                 (1,851)         (1,267)         (1,321)        (1,989)          (786)

Mineral property and
exploration
expenditures - IMPSA                -               -               -              -           (650)

Cash used per US GAAP         $(3,238)        $(2,573)        $(2,219)       $(2,976)       $(3,003)

INVESTING ACTIVITIES

Cash used per Canadian
GAAP                          $(1,873)        $(1,278)        $(1,312)       $(2,004)         $(373)

Mineral properties and
deferred costs                  1,851           1,267           1,321          1,989            786

Mineral property and
exploration
expenditures - IMPSA                -               -               -              -            650
                         ----------------------------------------------------------------------------

Cash provided (used)
per US GAAP                      $(22)           $(11)             $9           $(15)        $1,063
                         ============================================================================

FINANCING ACTIVITIES

Cash provided per
Canadian and US GAAP           $6,278          $3,264          $1,463         $3,380         $2,553
                         ============================================================================


See Note 10 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on June 22, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.3592 (US$0.7357 = CDN$1.00).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended May 31, 2004.

         MONTH                              HIGH                    LOW

         December 2003                     0.7738                 0.7460

         January 2004                      0.7880                 0.7496

         February 2004                     0.7626                 0.7439

         March 2004                        0.7645                 0.7418

         April 2004                        0.7637                 0.7293

         May 2004                          0.7364                 0.7158

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.



                      PERIOD                                     AVERAGE
        January 1, 1999 - December 31, 1999                       0.6731
        January 1, 2000 - December 31, 2000                       0.6746
        January 1, 2001 - December 31, 2001                       0.6456
        January 1, 2002 - December 31, 2002                       0.6368
        January 1, 2003 - December 31, 2003                       0.7206


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company's operations, and will apply to the operations of Golden Arrow Resources Corporation ("Golden Arrow") in the event the arrangement is approved by the Company's shareholders (see "Item 4. Information on the Company - History and Development of the Company"):

LIQUIDITY AND CASH FLOW: As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. As at May 31, 2004 the Company had working capital of approximately $7,600,000. Management believes the Company has adequate resources to maintain its ongoing operations and will require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2004. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

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

The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort, on any of the Company's material properties. It is the Company's intention to seek joint venture partners to provide funding for further work on any or all of those other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

     1. the difficulty of identifying appropriate joint venture partners or opportunities;
     2. the time the Company's senior management must spend negotiating agreements and monitoring joint venture activities;
     3. the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
     4. potential regulatory issues applicable to the mineral exploration business;
     5. the investment of the Company's capital or properties and the loss of control over the return of the Company's capital or assets;
     6. the inability of management to capitalize on the growth opportunities presented by joint ventures; and
     7.  the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

EXPLORATION RISKS: Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's efforts to identify resources will be successful. Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices. The Company would like to establish resources but does not intend to construct or operate a mine.

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

TITLE TO PROPERTIES: The validity of mining claims, which constitute a significant portion of the Company's undeveloped property holdings, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. Title to properties may be subject to litigation claims by others. On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc. ("Aquiline"), commenced an action against the Company seeking damages and a constructive trust over certain of the Company's properties in the Navidad area. The Company believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. As of the date of this annual report the outcome is not determinable. There can be no assurance that Golden Arrow will not be joined as a defendant in this action at some point in the future. See "Item 8. Financial Information - Legal Proceedings."

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $2.54 to a low of $0.49 during the 12-month period ending December 31, 2003. There can be no assurance that continual fluctuations in price will not occur.

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

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations. The Company maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides a 90% coverage on office contents, up to $160,000, with a $500 deductible. In addition, the policy provides general liability coverage of up to $5,000,000 for personal injury, per occurrence and $2,000,000 for legal liability for any one premises, with a $500 deductible. The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

The Company maintains a Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by the Company or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by the Company or other for whom the Company is responsible.

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

     o     $5,000,000 bodily injury liability for each person.
     o     $5,000,000 bodily injury liability for each occurrence.
     o     $5,000,000 property damage liability for each occurrence.
     o     $10,000 medical expense coverage, per person.
     o     $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

MANAGEMENT: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company, Gerald G. Carlson, the Chairman of the Company's Board of Directors, and Arthur Lang, the Company's Chief Financial Officer. The loss of any of these people could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). Gerald G.

Carlson provides his services to the Company through KGE Management Ltd. All of the Company's other officers and directors are employed directly by the Company. The Company has entered into consulting agreements with Oxbow and KGE Management Ltd. The Company has entered into an employment agreement with Arthur Lang. The Company does not maintain "key-man" insurance in respect of any of its principals.

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

CONFLICTS OF INTEREST: Several of the Company's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest".

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: The projects in which the Company has an interest are located in Argentina and Peru. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in  regulations  or shifts in  political  conditions  are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

As a result of the Provincial and Municipal elections in Peru held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 the Company announced its intention to take a more measured approach to exploration on the Rio
Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. The Company intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalized and a Social License to continue has been obtained. Aided by several local, national and international Peruvian Social-Economic consultants, a Company-Community plan has been prepared and the Company has made its social-economic policies and procedures available to the public.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country defaulted on its loans, it has worked out with the International Monetary Fund a bail-out loan agreement. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

IMPACT OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS: The projects in which the Company has an interest are located in Argentina and Peru.

ARGENTINA

MINING INDUSTRY

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. The Company believes it is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

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

REGULATORY ENVIRONMENT

Management believes the present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

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

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.

PERU

MINING INDUSTRY

Peru has a lengthy history of mining activities that predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 1,000 hectares and existing concessions of greater than 1,000 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

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

The Company's Rio Tabaconas project was declared of public interest on June 1, 1998, by Decreto Supremo No. 020-98-EM, in benefit of Minera IMP Peru S.A. Pursuant to Decreto Supremo No. 020-98-EM, Minera IMP Peru S.A. was authorized to own the mining rights inside of the project. Decreto Supremo No. 020-98-EM was signed by the then President of Peru, Mr. Alberto Fujimori and his Presidential Cabinet.

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

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. The Company has hired a mining engineering consultant to oversee all environmental and socio-economic studies and programs to ensure international best practices for the mining industry are applied in the development of the Company's properties. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

CURRENCY FLUCTUATIONS: The Company's operations in Argentina, Peru and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company's financial position and results. The Company's property, option and mining expenses are generally denominated in U.S. dollars. As such, the Company's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. Until the beginning of 2004, the Canadian dollar has experienced an appreciation against the U.S. dollar, which requires the Company to spend less Canadian dollars on its projects. Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company's operations and financial position. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe the Company is subject to material exchange rate exposure from any fluctuation of the Argentine or Peruvian currencies. The Company does not engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects".

NO DIVIDENDS: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

PENNY STOCK REGULATION: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules.

In addition, it is anticipated that Golden Arrow's shares, if traded in the United States, will trade at less than US$5.00 per share and will be subject to the penny stock rules. The Company's shares and Golden Arrow's shares will be subject to the penny stock rules until such time as (1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company and/or Golden Arrow, and they may be forced to hold it indefinitely.

ENFORCEMENT OF LEGAL PROCESS: It may be difficult to bring and enforce suits against the Company and Golden Arrow. The Company and Golden Arrow are corporations incorporated in British Columbia. None of the Company's nor Golden Arrow's directors are residents of the United States and all, or a substantial portion, of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's and Golden Arrow's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company, Golden Arrow or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, Golden Arrow or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, Golden Arrow or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

     1. where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
     2. the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
     3. the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
     4. a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
     5. the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
     6. the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
     7. there has not been compliance with applicable Canadian law dealing with the limitation of actions.

LACK OF PUBLIC MARKET IN THE UNITED STATES: In the event the arrangement is consummated, management does not believe there will be a public market for the Golden Arrow common shares in the United States. See "Item 4. Information on the Company - History and Development of the Company." Management anticipates that Golden Arrow will seek to have its common shares quoted on the Over-The-Counter Bulletin Board following completion of the Arrangement; however, there are no assurances as to if, or when, the Golden Arrow common shares will be quoted on the Over-The-Counter Bulletin Board. Consequently, Golden Arrow shareholders may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, Golden Arrow shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

Since 1996, the Company has been engaged, through its subsidiaries, in the acquisition and exploration of mineral properties, with a primary focus in Argentina and Peru. The Company was incorporated in British Columbia under the COMPANY ACT (British Columbia, Canada) (the "Company Act") on September 17, 1979, as Gold Star Resources Ltd. On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp. From its date of inception to January 31, 1992, the Company was inactive. Between January 31, 1992 and August 31, 1994, the Company was involved in the eyewear and optical products industry. Subsequently, the Company again became inactive and began seeking a new business opportunity. The Company filed another

Altered Memorandum on February 9, 1995, to reflect its name change to International Amera Industries Corp. On February 20, 1996, the Company filed an Altered Memorandum, changing its name to IMA Resource Corporation, and became engaged in the acquisition and exploration of mineral properties.

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

Management believed the amount of capital necessary to fully exploit opportunities in Peru was greater than what the Company sought to invest. Since the Company had an ongoing exploration program in Argentina, the Company initially limited the funding of its Peruvian projects to $250,000. The Company established IMPSA and used the Company's $250,000 capital contribution to establish an infrastructure and initiate property reviews. A number of consultants were retained and detailed property assessments were initiated. The Company determined that in order to further develop IMPSA, additional funding would be required.

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution. As a result of issuing 375,000 shares to IMPSA's management and key employees, and the completion of two private placements (resulting in the issuance of a total of 1,528,000 common shares of IMPSA), the Company's initial investment in IMPSA was diluted to 20.76%. However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA. During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company's percentage ownership of IMPSA from 20.76% to 43.81%. In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company's Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% owned subsidiary, to acquire IMPSA's 80% interest in IMPSA (BVI) and IMPSA's advances to IMPSA (BVI), of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA
(BVI). See "Item 4. Information on the Company - Organizational Structure." The fee is limited to a maximum of $1,400,000. This transaction was approved by IMPSA's shareholders on September 4, 2001. IMPSA used the cash proceeds to retire its debt to the Company. Rio Tabaconas (formerly known as Tamborapa), IMPSA's principal property, is for the most part an early stage exploration property and involves a high degree of risk.

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

In August 1999, the Company completed a private placement with Barrick Gold Corporation ("Barrick"). Barrick was granted an option to earn an interest in either the Potrerillos or Rio de Taguas property. The funds were spent on the drilling program on the Potrerillos property. Subsequent proceeds were spent on further exploration of the Company's properties in the Valle de Cura region of San Juan Province, Argentina from October 2000 to March 2001. As a result of the private placement Barrick became the Company's largest shareholder. During September 2003 Barrick reduced its shareholding to 1,000,000 shares.

The Company agreed to spend a minimum of $1,125,000 on its Valle de Cura properties out of the proceeds from the Barrick private placement. As of December 31, 2003 this requirement had been met. On December 15, 2003, Barrick served notice that it would not be exercising the option and the Company has begun pursuing other partners for the continued exploration of these drill ready projects.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCBCA") came into force in British Columbia and replaced the former Company Act, which is the statute that previously governed the Company. See "Item 10. Additional Information - Memorandum and Articles of Association."

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which will have the result of dividing its present mineral resource assets between two separate public companies. Upon implementation of the corporate reorganization, the Company will continue to hold the Navidad silver-lead-copper project and certain other mineral properties in central Chubut Province, Argentina, while the newly created public company will hold the other resource assets of the Company.

Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") will continue to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") will be transferred to Golden Arrow, a new public company formed to effect the reorganization. These two separate public companies will be owned by the existing shareholders of the Company and each will have a separate focus. Golden Arrow will be committed to grass roots exploration while the Company will retain the Navidad project and focus on:

     1. A significantly expanded drill program on the numerous targets within Navidad;
     2.  More detailed regional exploration for Navidad style targets;
     3.  Pursuing a listing on major U.S. and Canadian stock exchanges;
     4. Completing a bankable feasibility study on the Navidad project in a timely fashion; and
     5. Exploring the Navidad related properties directly or through joint ventures.

However, there are no assurances that the Company will be able to successfully complete any of the foregoing.

The remaining projects outside of Navidad will be held by Golden Arrow which will initially have the same board of directors as the Company, and it is intended that Golden Arrow will initially be managed by the same management team as the Company. Golden Arrow will then be able to focus on grass root exploration for economic mineral discoveries. Management believes the markets will then be able to fairly value these exploration assets.

The common shares of Golden Arrow will be distributed to shareholders of the Company in proportion to their present shareholdings in the Company and on the basis of one Golden Arrow share for every 10 shares of the Company held. The reorganization is intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of the Company's portfolio of exploration projects.

The reorganization will be implemented by a Plan of Arrangement under the BCBCA. Once the Company's shareholders and optionholders have approved the Plan of Arrangement, the Supreme Court of the Province of British Columbia will be requested to grant its final approval.

The following is a summary of the steps necessary to effect the arrangement, in the sequence they will occur, and which will occur on the effective date without any action on the part of the securityholders:

     (a)  the Company's authorized share structure shall be amended by:
          (i) altering the name of the 100,000,000 common shares without par value to be 100,000,000 Class A Common shares without par value; and
          (ii)   creating the following two new classes of shares:
                 (A) an unlimited number of common shares without par value; and
                 (B) an  unlimited  number of special shares without par value;

     (b) Golden Arrow's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of preferred shares without par value having the rights and restrictions set out in Golden Arrow's Articles;

     (c) Each common share of the Company issued and outstanding on the effective date (other than shares held by dissenting shareholders) will be exchanged for one new common share of the Company and one-tenth of one special share of the Company;

     (d) The common shares of the Company exchanged for the new common shares of the Company and the Company's special shares shall be cancelled;

     (e) IMA Holdings Corp. will transfer to the Company, with good and marketable title free and clear of all encumbrances, all of the shares of Inversiones Mineras Argentinas Holdings (BVI) Inc., IMPSA BVI Inc. and IMPSA Resources Corporation held by it. As consideration for such shares transferred to the Company, the Company will reduce the debt owed to it by IMA Holdings Corp. by an amount equal to the fair market value of such shares;

     (f) Each holder of the Company's special shares will transfer, with good and marketable title free and clear of all encumbrances, all such shares to Golden Arrow. As consideration for the Company's special shares transferred to it, Golden Arrow will issue to such holders, Golden Arrow common shares on the basis of one Golden Arrow common share for every one whole special share of the Company held by a respective holder;

     (g) the Company will sell and transfer the Transferred Assets to Golden Arrow in consideration for the issuance by Golden Arrow of 1,000,000 Golden Arrow preferred shares having a collective fair
                                                                              20
          market value equal to an amount determined by the Company's board of directors as of the effective date as being equal to the fair market value of the assets being transferred to Golden Arrow;

     (h) The Company will purchase for cancellation the Company's special shares held by Golden Arrow in consideration for the issuance by the Company to Golden Arrow of a promissory note from the Company having a principal amount and fair market value equal to the aggregate fair market value of the Company's special shares purchased for cancellation (the "IMA Note");

     (i) The authorized share structure of the Company shall be amended by eliminating the 100,000,000 Class A common shares without par value and the unlimited special shares without par value, none of which will then be issued;

     (j) Golden Arrow will purchase for cancellation the Golden Arrow preferred shares held by the Company in consideration for the issuance by Golden Arrow to the Company of a promissory note from Golden Arrow having a principal amount and fair market value equal to the aggregate fair market value of the Golden Arrow preferred shares purchased for cancellation (the "Golden Arrow Note");

     (k) The authorized share structure of Golden Arrow shall be amended by eliminating the unlimited preferred shares without par value, none of which will then be issued; and

     (l) The Company will pay the principal amount of the IMA Note by transferring to Golden Arrow the Golden Arrow Note which will be accepted by Golden Arrow as full payment, satisfaction and discharge of the Company's obligations under the IMA Note and simultaneously, Golden Arrow will pay the principal amount of the Golden Arrow Note by transferring to the Company, the IMA Note which will be accepted by the Company as full payment, satisfaction and discharge of Golden Arrow's obligation under the Golden Arrow Note. The IMA Note and the Golden Arrow Note will both thereupon be cancelled.

The effect of the Arrangement is illustrated by the following simplified diagrams:

IMMEDIATELY PRIOR TO THE ARRANGEMENT

                                    TABLE A

                        IMA Exploration Inc.                Golden Arrow
                        /       |
                       /        |
                      /        100%
                     /          |
                    /    IMA Holdings Corp
                   /      /     |      \    \
                  /      /      |       \    80.69%
                 /      /       |        \         IMPSA Resources
                /      /        |         \          Corporation
               /      /         |          \
              /       /         |          100%
             /       /          |           \
           80%      /           |            \
            /    20%            |             \
CANADA     /      /             |              \
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
         /      /               |               \
        /      /               100%              \
       /      /                 |                 \
      /      /          IMA Navidad (BVI) Inc.     \
     /      /                   |                   \ Inversiones Mineras
IMPSA BVI Inc.                 100%                   Argentinas Holdings
     |                          |                           (BVI) Inc.
     |                          |                               |
     |                   Inversiones Mineras                    |
    100%                   Argentinas Inc.                     100%
     |                          |                               |
BVI/BARBADOS                    |                               |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
ARGENTINA/PERU                  |                               |
     |                         100%                             |
     |                          |                               |
Minera IMP - Peru         Inversiones Mineras           Inversiones Mineras
    S.A.C.                   Argentinas S.A.               Australes S.A.
     |                          |                               |
     |                          |                               |
     |                          |                               |
     |                          |                               |
Peru Properties              Navidad Area                 Non-Navidad Area
                              Properties               Properties Argentina

IMMEDIATELY AFTER THE ARRANGEMENT

                                    TABLE B

IMA Exploration Inc.                                Golden Arrow
        |                                              /   |      \
        |                                             /    |       80.69%
       100%                                          /     |
        |                                           /      |     IMPSA Resources
IMA Holdings Corp.                                 /       |        Corporation
        |                                         /         \
CANADA  |                                        /           \
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
       100%                               100%                    100%
        |
IMA Navidad (BVI) Inc.              Inversiones Mineras       IMPSA BVI Inc.
        |                           Argentinas Holdings            |
        |                              (BVI) Inc.                  |
        |                                  |                       |
       100%                                |                       |
        |                                  |                       |
Inversiones Mineras                        |                       |
  Argentinas Inc.                         100%                    100%
        |                                  |                       |
BVI/BARBADOS                               |                       |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
ARGENTINA/PERU                             |                       |
        |                                  |                       |
       100%                                |                       |
        |                                  |                       |
Inversiones Mineras                 Inversiones Mineras       Minera IMP - Peru
  Argentinas S.A.                       Australes S.A.             S.A.C.
        |                                  |                       |
        |                                  |                       |
  Navidad Area                           Non-Navidad          Peru Properties
   Properties                          Area Properties
                                           Argentina


PRINCIPAL OFFICE

The current office and principal address of the Company is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's telephone number is (604) 687-1828.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $1,850,761, $1,266,555, and $1,320,777 and capital assets of $21,875, $11,201, and $8,012 for the fiscal years ended December 31, 2003, 2002, and 2001, respectively. For the three months ended March 31, 2004, the Company has made additions to mineral properties and deferred costs of approximately $1,433,000 and additions to capital assets of approximately $75,000.

During the fiscal year ended December 31, 2003, the Company wrote down the value of its mineral properties and deferred costs by $776,626. This adjustment of property values reflected the expiration of the agreement with Barrick Gold Corporation on the Company's Valle de Cura area properties. During the fiscal year ended December 31, 2002 the Company did not terminate any option agreements on properties and mineral claims. During the fiscal year ended December 31, 2001, the Company terminated option agreements on properties and mineral claims resulting in the write-off of mineral properties and deferred costs in the amounts of $21,483.

PLANNED EXPLORATION EXPENDITURES AND PROPERTY PAYMENTS

During the nine month period from March 31, 2003 to December 31, 2003, the Company has no planned exploration expenditures in Argentina for the Valle del Cura region, the Gualcamayo region, or the NW San Juan region. The Company plans to expend $2,100,000 in Argentina on Phase II of the drilling program on the Navidad project.

For the Company's other Argentinean properties, the majority of which are proposed to be transferred to Golden Arrow, a budget of $350,000 has been approved for work on the Laguna de los Toros property. It is the Company's intention to seek joint venture partners to provide funding for further work on any or all of those other properties. On March 6, 2003, the Company entered into an agreement granting Amera Resources Corporation ("Amera"), an Option to earn 51% undivided interest on Mogote (Arturo's) Property. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are officer, directors and/or employees of Amera. Amera can earn its interest in the property by issuing 1,650,000 common shares to the Company and incurring US$1,250,000 of expenditures (including work programs and underlying option payments), over a period of five years. In addition, Amera has agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote (Arturo's) Property. As at December 31, 2003, Amera had reimbursed the Company $192,952 and $4,902 remained outstanding and is included in amounts receivable. As at December 31, 2003, the Company had received 100,000 shares of Amera at a recorded amount of $45,000. On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares to the Company and conducting an additional US $3 million of exploration expenditures over a three year period. See "Item 4.
Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote (Arturo's) Property" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company plans to spend approximately $200,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru during the nine month period from March 31, 2004 to December 31, 2004. In June 2002 the Company announced it would take a more measured approach to exploration on the project to ensure that local cultural, developmental and environmental concerns pertaining to mining activities in the region would be addressed. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Peruvian Properties." All exploration activities have been deferred until an agreement with the local community of Tamborapa can be finalized. The Company has declared force majeure, as allowed under the property option agreement. A Company Community plan has been prepared with the aid of several Peruvian social economic consultants and has been presented for discussion to the community leaders, government officials and interested party leaders and as of the date of this report no agreement has been reached. Thus the Company (or Golden Arrow if the arrangemnt is approved) will continue to work with the various social economic consultants to develop a plan which will be acceptable to all parties in the community of Tabaconas. Upon acceptance by the community of the Company Community plan the Company (or Golden Arrow if the arrangement is approved) plans to proceed with the next phase of a diamond drill program.

In addition, minimum property payments of approximately US $225,000 are required to maintain all of the existing property holdings.

As of June 22, 2004, the Company does not have sufficient working capital to fund all of its planned exploration work and property commitments and meet all of its ongoing overhead obligations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to conduct further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of, or substantial dilution of the Company's interest in its properties.

BUSINESS OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. The Company's strategy and primary corporate objective is to acquire properties for the purpose of mineral exploration and exploitation in known mining areas adjacent to, or in close proximity to, known major discoveries. The Company, therefore, expects these properties to command higher acquisition, maintenance and vendor participation fees, where these higher fees are deemed reasonable to attempt to reduce the overall risks associated with mineral exploration. In the event the Company discovers mineralization capable of economic production, it intends to seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. The secondary corporate objective is to identify new frontiers through the evaluation of available historic and satellite data and acquire large parcels of land in undeveloped regions with the potential to host mineral deposits. There are no assurances that the Company's strategies will achieve the desired results and the Company may acquire interests in properties at higher prices, due to the properties' proximities to other discoveries and may have to write-off all or a portion of the value of such properties if they prove uneconomic. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of the date of this annual report, the Company is an exploration stage company and has not generated any revenues from mining operations. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

Due to the seasonality of field work in the high Andes, the timing for the Valle del Cura work is generally restricted to the period from October to April, while the Patagonia region is accessible from September to June, and work on Rio Tabaconas, the Peruvian property, can be carried out year round but is generally more effective in the drier season from May to December. On the properties in the Navidad area, accessibility and work may be limited during the winter months.

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS

The Company has been active in Peru and Argentina since 1996 acquiring and exploring mineral properties.

In August 1999 the Company completed a private placement with Barrick. Barrick was granted an option to earn an interest in either the Potrerillos or Rio de Taguas property. The funds were spent on the drilling program on the Potrerillos property. Subsequent proceeds were spent on further exploration of the Company's properties in the Valle de Cura region of San Juan Province, Argentina from October 2000 to March 2001. As a result of the private placement Barrick became the Company's largest shareholder. During September 2003 Barrick reduced its shareholding to 1,000,000 shares.

The Company agreed to spend a minimum of $1,125,000 on its Valle de Cura properties out of the proceeds from the Barrick private placement. As of December 31, 2003 this requirement had been met. On December 15, 2003 Barrick served notice that it would not be exercising the option and the Company has begun pursuing other partners for the continued exploration of these drill ready projects.

In March 2001, the Company granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to acquire a majority interest in the Mogote property in the Valle de Cura region of San Juan Province, Argentina. This agreement was terminated by Rio Tinto in December 2001. In March 2003 (as amended September 30, 2003), the Company granted Amera Resources Corporation ("Amera") an option to acquire a 51% interest, amended on April 8, 2004 to 75%, in the Mogote property. Recent exploration results from Amera's work have been encouraging. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San

Juan Province Properties - Northwest San Juan - Mogote (Arturo's) Property" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

In September 2003, the Company granted Cloudbreak Resources Ltd. ("Cloudbreak") an option to acquire a 50% interest in the Gollette property located in the Valle de Cura. Cloudbreak can increase its interest to 75% by funding additional work expenditures and development costs.

The Company acquired the Peruvian property known as Rio Tabaconas in 1997 by way of an option. In addition the Company owns claims which surround and overlie the optioned concessions. Mine workings in the Rio Tabaconas area are believed to be on the order of 100 to 150 years old. The first modern examination of what is now the Rio Tabaconas property was conducted in the late 1980's when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. Since that time, the property has been briefly examined and sampled by a number of companies at the Company's invitation. The Company had spent $3,164,554 on Rio Tabaconas to the end of December 2003.

On June 28, 2002, the Company suspended further exploration activities at the Rio Tabaconas project. The Company has deferred any further exploration until an agreement with the local community has been finalized. The Company has declared force majeure, as allowed under the option agreement. The Company and the optionor have revised the timing of the remaining US $1,315,000 option payments. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period. The Company is working to ensure that all local cultural, developmental and environmental concerns in the region have been addressed which may pertain to mining activities. Upon acceptance by the community of a Community Agreement between the Company and the local community, the Company plans to proceed with the next phase of the diamond drill program. A detailed 3,000 metre drill plan has been drafted based upon evaluation of geological, geochemical and geophysical information. The next phase of the exploration program is expected to be completed after finalizing the Community Agreement.

In 2002, the Company began to acquire properties in Chubut Province, Argentina. In 2003, the Company significantly increased its focus on activities in the Chubut region. The Company has entered into a number of joint venture agreements which resulted in the farm-out of several of its non-core properties.

In early 2003, the Company focused its efforts on its Navidad Area Properties in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. A Phase I drilling program commenced in November 2003 and continued into March 2004. A second phase is scheduled to commence in May 2004.At the date of this report the Company has not received any results from this program. Management believes that the Navidad Project is worthy of its primary interest and accordingly has focused the majority of its available resources on this project and expects to continue to do so.

In early 2003 the Company negotiated the sale of three non-core properties in Chubut Province to Amera, Amera has issued 500,000 shares to the Company at a deemed price of $225,000 for these properties. In addition, in the event that a decision is made to place any of the properties into commercial production a bonus of US$250,000 is payable and the Company has retained a net smelter returns royalty ("NSR") of 3%. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

GOVERNMENT REGULATIONS

The Company's operations are subject to certain governmental laws and regulations. See "Item 3. Key Information - Risk Factors - Foreign Countries and Regulatory Requirements", "Item 3. Key Information - Risk Factors - Impact of Government Regulations on the Company's Business" and "Item 3. Key Information - Risk Factors - Environmental Regulations."

ORGANIZATIONAL STRUCTURE

The Company has one direct wholly-owned subsidiary, IMA Holdings Corp. ("IHC"), a British Columbia company and one 80% owned subsidiary, IMPSA BVI Inc. ("IMPSA
(BVI)"), a British Virgin Islands company.

IHC has two direct wholly-owned subsidiaries, IMA Navidad (BVI) Inc. ("IMA Navidad"), a British Virgin Islands company, and Inversiones Mineras Argentinas Holdings (BVI) Inc. ("IMA Holdings (BVI)"), a British Virgin Islands company. IHC has one direct 80.69% owned subsidiary, IMPSA Resources Corporation ("IMPSA"), a private British Columbia company, and holds a direct 20% interest in IMPSA (BVI).

IMA  Navidad  has  one  direct  wholly-owned  subsidiary,   Inversiones  Mineras
Argentinas Inc., a Barbados company ("IMA Barbados"). IMA Barbados has one direct wholly-owned subsidiary, Inversiones Mineras Argentinas S.A. ("IMA Argentinas"), an Argentine company.

IMPSA (BVI) has one wholly-owned subsidiary, Minera IMP-Peru S.A.C ("IMPSA Peru"), a Peruvian company.

IMA  Holdings  (BVI)  has  one  wholly-owned  subsidiary,   Inversiones  Mineras
Australes S.A., an Argentine company.

The Company's current corporate structure is depicted in Table A (above). See "Item 4. Information on the Company - History and Development of the Company."

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

PRINCIPAL PROPERTIES

NAVIDAD PROJECT
On February 3, 2003 the Company announced the discovery of high-grade silver-lead mineralization on its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut Province, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited.

CHUBUT (PATAGONIA) AREA PROPERTIES

Since 2001 the Company has acquired a 100% interest in a number of claims in western Chubut Province. These properties include the Laguna de los Toros property, Evelina (Las Bayas) property, Toros II property, Victoria properties (several), Costa properties. Lago Pico property, Corcovado property, Loma Alto property, Ruto property, Alberto property, Rolando property, Cecilia property, Pedro property, Fernando property, Ivan property and Daniel property. Together they cover an area of approximately 86,000 hectares. A number of these properties have been sold or farmed-out to joint venture partners. All of these Chubut properties are in the exploration stage.

VALLE DE CURA AREA PROPERTIES

The Company has acquired 100% interests in a number of properties in the Valle de Cura area totaling approximately 34,000 hectares. Beginning in 1999 IMA entered into an option agreement with Barrick pursuant to which Barrick could acquire an interest in the properties. Both Barrick and the Company have fulfilled all their obligations under this agreement and Barrick notified the Company on December 15, 2003 that they would not be exercising their option. Accordingly this agreement has terminated and other partners are being considered for these drill ready projects. One of these properties has been farmed-out to another joint venture partner.

NORTHWEST SAN JUAN AREA PROPERTIES

The Company has acquired 100% interests in a number of properties in the Northwest area of San Juan province totaling approximately 20,000 hectares. The Arturo or Mogote property is under option to the Company and is currently the subject of a joint venture agreement with Amera whereby Amera can earn up to a 75% interest in the property. There are no current plans for work on the other properties in this area.

GUALCAMAYO AREA PROPERTIES

The Company has also acquired interests in properties in other mining areas of interest in San Juan province totaling approximately 50,000 hectares. There are no current plans for work on the properties in this area.

RIO TABACONAS PROPERTY (PERU)

The 9,000 hectare Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometers south of the southernmost tip of Ecuador in the District of Tabaconas, Province of San Ignacio, Department of Cajamarca. The Company has an option to purchase three claims covering a 2,890 hectare area within the central part of the property and holds 100% ownership, with no outstanding royalties, on the remainder of the property. In June 2002 the Company announced it would take a more measured approach to exploration on the project to ensure that local cultural, developmental and environmental concerns pertaining to mining activities in the region would be addressed. All exploration activities have been deferred until an agreement with the local community of Tamborapa can be finalized. IMA has declared force majeure, as allowed under the property option agreement. A Company Community plan has been prepared with the aid of several Peruvian social economic consultants and has been presented for discussion to the community leaders, government officials and interested party leaders and as of the date of this report no agreement has been reached. Thus the Company will continue to work with the various social economic consultants to develop a plan which will be acceptable to all parties in the community of Tabaconas. Upon acceptance by the community of the Company Community plan the Company plans to proceed with the next phase of a diamond drill program.

During the fiscal years ending December 31, 2003, 2002 and 2001 the Company had capitalized and expensed costs on all of its properties as follows:

                                                                General Exploration             Aggregate Amount
     FISCAL YEAR ENDING            AMOUNT CAPITALIZED         Expensed IN FISCAL YEAR      Written-off IN FISCAL YEAR
      December 31, 2001                $4,581,172                    $109,875                       $ 21,483
      December 31, 2002                $5,847,727                    $180,321                         $ Nil
      December 31, 2003                $6,883,641                    $226,956                       $776,626



                            [Argentina Property Map]

ARGENTINEAN PROPERTIES

NAVIDAD PROJECT

On February 3, 2003, the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut, Argentina. The mineralization had been discovered by prospecting on December 10, 2002, and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited. Furthermore a fence line passes through the central part of the outcropping high-grade mineralization and blocks of rock containing obvious green copper oxides had been used to prop up fence posts.

PROPERTY DESCRIPTION AND LOCATION

The Navidad Project comprises 10,000 hectares consisting of one individual claim (cateo) in the Gastre Department of the Province of Chubut. It is centered at approximately 42.415 decimal degrees south latitude and 68.82 decimal degrees west longitude in the Campo Inchauspe datum. The above point has been located in the field by professional surveyors and has the coordinates 2,514,856.53 east and 5,304,454.84 north in Gauss Kruger Campo Inchauspe zone 2 and was assigned the local grid coordinates 50,000E, 10,000N with an elevation of 1,218.18 m (Height Above Ellipsoid WGS1984). The local grid is rotated 30 degrees to the east of Gauss Kruger north.

MINERAL TITLES INCLUDED IN THE NAVIDAD PROJECT:

--------------------------------------------------------------------------------
FILE NUMBER      YEAR    DATE                 TYPE      NAME      HECTARES
--------------------------------------------------------------------------------
13984            2002    December 6, 2002     CATEO     Gan        10,000
--------------------------------------------------------------------------------

ACCESSIBILITY AND INFRASTRUCTURE

The property is located in the north-central part of the Province of Chubut within the prominent Gastre structural lineament in a somewhat uplifted area. Minimum elevation within the Gan cateo is 1,060 m while the maximum elevation is 1,460 m. Relief is gentle with minor local exceptions.

Vegetation is sparse and comprises grasses and low brush. Trees are absent. The climate is characterized as continental semi-arid with moderate temperatures in summer often accompanied by high winds. Winters are cold with temperatures often dipping below zero Celsius, but are generally not characterized by extended sub-zero periods. Most of the precipitation falls in winter as both rain and snow and, as such, conditions may not favor field work in the winter, but depending on the year, work may be possible even during winter.

Access to the property is possible year around by two-wheel drive pick-up truck except in very wet periods. Gastre is the nearest town some 40km to the west and the town of Gan Gan is about the same distance to the east; both are along Route 4 a gravel highway. The nearest airport with scheduled (rare) service is in Esquel four hours drive to the southwest by gravel road. To the north about two hours drive, in the province of Rio Negro, is the town of Ingenerio Jacobacci which is larger than Gastre and has much better services including banking. From Ingenerio Jacobacci it is another three and a half hours to the west to Bariloche, a city with multiple daily flights and a centre for tourism year around. From Gastre to the Atlantic Coast it is approximately seven hours drive virtually all on gravel roads. Along the coast infrastructure is much better with paved, roads, ports and airports and larger population centers.

During normal road conditions the trip from Gastre to the Navidad Project is about 30 minutes.

A high voltage power line running from the Futaleufu site to an aluminum smelter at Puerto Madryn passes roughly 50km south of the Navidad Project. The government has announced a contract tendered to construct this power line to the national power grid at Choele Choel in Rio Negro to the north in order to facilitate expansion of the aluminum smelter and other projects. Construction of the connection will bring the national power grid with easy reach of Navidad.

HISTORY

The Navidad Project has no known exploration history and there is no indication that any of the showings were previously discovered or sampled. A prospecting discovery of this type seems unthinkable in the exploration industry in this day and age, especially within a few hundred meters of a provincial highway, except for the lack of mining and prospecting tradition in Patagonia. Proof of this lack of mining tradition is that the posts of the fence line that passes through the central part of the outcropping high grade mineralization had been propped up with blocks of rock containing obvious green copper oxides.

The only nearby sign of previous mining activity lies about 3km north west of Navidad Hill where some barite veins were opened up by trenches presumably with the idea of selling barite as an industrial mineral to the petroleum industry. Sampling during the surface work showed these veins have very low values of silver, copper and lead. Verbal reports suggest the trenching was done about 20 years ago.

Effectively the exploration history of Navidad Project began on December 10, 2002 with the discovery of outcropping mineralization by one of the Company's geologists. Subsequent surface work comprised extensive geological mapping, rock sampling, soil sampling and geophysics including magnetic, induced polarization and gravity surveys.

REGIONAL AND LOCAL GEOLOGY

According to the preliminary map 4369-II at 1:250,000 scale of SEGEMAR, the national geological service of Argentina, the Navidad Project mineralization is mapped as part of the Upper Jurassic Canadon Asfalto Formation.

Province wide geological maps of Chubut by the same organization indicate that the Canadon Asfalto is restricted to the central part of Chubut. The type section of the formation is located along the Rio Chubut southwest of the project area between Paso Sapo and Paso de Indios.

Much of the remainder of the Navidad Project is underlain by the Lonco Trapial Formation of Lower Jurassic age and finally older, poorly age-defined basement granitic rocks of Paleozoic age.

The Canadon Asfalto Formation comprises fine sandstones, limestones and volcanics of continental and lacusterine environment. It appears significant regional variations in composition and depositional environment are present within the formation as currently defined. Both fossils and a K/Ar radiometric age of 173 +/-4 Ma indicate a middle to upper Jurassic age.

The Lonco Trapial Formation, including Tacquetren Formation and other equivalents, is more widely distributed in Chubut excluding the Andean portion. The formation is volcanic dominant and appears to be the first phase of infill of local grabens in the developing San Jorge Basin. Again, significant regional variability in composition and depositional facies is indicated, with compositions ranging from felsic to mafic.

Apparently one of the controlling features of the San Jorge Basin is the long-lived, major structure known as the Gastre Fault. This fault is a wide, northwest-trending zone of fracturing that appears to have controlled deposition of units and then dismembered them from the Jurassic through the present.

Faulting related to the Gastre Fault is present in the Navidad Project area, but the most striking structural elements in the area are a series of northwest trending folds.

DIAMOND DRILLING PROGRAM

Connors Argentina S. A. ("Connors") of Mendoza Argentina commenced drilling on November 26, 2003 and finished drilling on March 10, 2004, including a 29 day break during the Christmas/New Years holidays. During the program 8,853.58m were drilled in 53 holes for an average of 118m per day including moves and breakdowns and excepting only the holiday break noted above.

All but one of the holes recovered HQ diameter (61mm) core. The exception was NV03-04 which was cored to 244.20m with HQ and then recovered NQ core to the end of the hole at 284.98m. The drill supplied was containerized and mounted on a tracked undercarriage capable of moving itself. Water for drilling was brought to the drilling sites by a water truck of 9,000 liters that was subcontracted by Connors. The water was trucked from several local sources under agreement with local surface land owners.

Down hole surveys of the holes were done on all but one hole using a Tropari instrument. This instrument is a magnetic compass and inclinometer with a timing mechanism that blocks the instrument once it has stabilized in the hole. It is then retrieved and read by the geologist. In general the holes had little deviation because of the relatively large diameter of the drill string and the relatively short lengths of the holes.

SURVEYED COORDINATES AND ORIENTATIONS OF NAVIDAD DRILLHOLES

----------------------------------------------------------------------------------------------------------------
                                                                                               dip
                                          E GK faja 2    N GK faja 2   elevation   Az wrt      down      length
Hole ID         local E       local N       (Campo         (Campo        m HAE     GK CI       from        (m)
                                          Inchauspe)     Inchauspe)                north    vertical
----------------------------------------------------------------------------------------------------------------
NV03-01       50,000.6      10,005.0     2,514,819.5    5,304,458.8    1,219.5     210.0      -45.0     109.50
----------------------------------------------------------------------------------------------------------------
NV03-02       50,000.0      9,971.1      2,514,802.0    5,304,429.8    1,211.2     30.0       -45.0     154.50
----------------------------------------------------------------------------------------------------------------
NV03-03       51,160.5      9,660.1      2,515,651.6    5,303,580.3    1,178.4     210.0      -45.0     178.50
----------------------------------------------------------------------------------------------------------------
NV03-04       51,160.1      9,669.6      2,515,655.9    5,303,588.6    1,178.6     30.0       -45.0     284.98
----------------------------------------------------------------------------------------------------------------
NV03-05       51,160.1      9,802.1      2,515,722.2    5,303,703.3    1,176.6     30.0       -60.0     217.70
----------------------------------------------------------------------------------------------------------------
NV03-06       49,961.7      9,972.3      2,514,769.5    5,304,449.9    1,218.4     30.0       -45.0     136.20
----------------------------------------------------------------------------------------------------------------
NV03-07       49,919.7      9,965.9      2,514,729.9    5,304,465.4    1,222.2     30.0       -45.0     108.90
----------------------------------------------------------------------------------------------------------------
NV03-08       49,959.8      10,016.3     2,514,789.8    5,304,489.0    1,226.4     210.0      -45.0     146.00
----------------------------------------------------------------------------------------------------------------
NV03-09       49,919.9      10,027.4     2,514,760.8    5,304,518.6    1,231.4     210.0      -45.0     106.10
----------------------------------------------------------------------------------------------------------------
NV03-10       49,961.9      9,953.4      2,514,760.2    5,304,433.5    1,215.1     30.0       -45.0     150.70
----------------------------------------------------------------------------------------------------------------
NV03-11       49,625.2      10,040.0     2,514,511.9    5,304,676.8    1,209.2     120.0      -45.0     133.20
----------------------------------------------------------------------------------------------------------------
NV04-12       51,160.6      9,577.9      2,515,610.5    5,303,509.0    1,155.4     30.0       -65.0     220.00
----------------------------------------------------------------------------------------------------------------
NV04-13       50,876.5      10,015.0     2,515,583.1    5,304,029.5    1,179.4     30.0       -45.0     142.70
----------------------------------------------------------------------------------------------------------------
NV04-14       50,997.6      9,911.7      2,515,636.3    5,303,879.6    1,178.1     210.0      -70.0     158.00
----------------------------------------------------------------------------------------------------------------
NV04-15       51,159.8      9,910.5      2,515,776.1    5,303,797.4    1,167.0     30.0       -60.0     139.55
----------------------------------------------------------------------------------------------------------------
NV04-16       51,161.0      9,451.4      2,515,547.6    5,303,399.2    1,138.2     30.0       -55.0     250.50
----------------------------------------------------------------------------------------------------------------
NV04-17       50,998.8      9,614.4      2,515,488.6    5,303,621.4    1,156.7     30.0       -85.0     164.20
----------------------------------------------------------------------------------------------------------------
NV04-18       51,001.3      9,364.5      2,515,365.9    5,303,403.8    1,137.0     30.0       -55.0     274.70
----------------------------------------------------------------------------------------------------------------
NV04-19       51,001.9      9,826.2      2,515,597.2    5,303,803.4    1,181.7     210.0      -80.0     188.10
----------------------------------------------------------------------------------------------------------------
NV04-20       50,801.6      9,897.6      2,515,459.5    5,303,965.3    1,163.0     210.0      -70.0     70.90
----------------------------------------------------------------------------------------------------------------
NV04-21       50,997.6      9,948.5      2,515,654.7    5,303,911.4    1,174.2     30.0       -45.0     198.10
----------------------------------------------------------------------------------------------------------------
NV04-22       50,998.5      9,977.9      2,515,670.2    5,303,936.4    1,171.9     210.0      -75.0     193.75
----------------------------------------------------------------------------------------------------------------
NV04-23       51,000.7      9,713.6      2,515,540.0    5,303,706.4    1,177.3     210.0      -85.0     191.10
----------------------------------------------------------------------------------------------------------------
NV04-24       50,804.7      10,023.1     2,515,524.9    5,304,072.4    1,173.8     30.0       -50.0     145.60
----------------------------------------------------------------------------------------------------------------
NV04-25       51,204.1      9,014.3      2,515,366.4    5,302,999.1    1,140.0     210.0      -45.0     199.80
----------------------------------------------------------------------------------------------------------------
NV04-26       50,802.1      9,728.9      2,515,375.6    5,303,818.9    1,153.5     32.0       -75.0     134.00
----------------------------------------------------------------------------------------------------------------
NV04-27       50,100.7      9,719.0      2,514,763.2    5,304,161.1    1,164.0     30.0       -45.0     181.50
----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
                                                                                               dip
                                          E GK faja 2    N GK faja 2   elevation   Az wrt      down      length
Hole ID         local E       local N       (Campo         (Campo        m HAE     GK CI       from        (m)
                                          Inchauspe)     Inchauspe)                north    vertical
----------------------------------------------------------------------------------------------------------------
NV04-28       51,164.5      9,865.2      2,515,757.6    5,303,755.8    1,170.6     30.0       -60.0     158.00
----------------------------------------------------------------------------------------------------------------
NV04-29       51,299.1      9,847.6      2,515,865.4    5,303,673.3    1,157.6     210.0      -80.0     158.00
----------------------------------------------------------------------------------------------------------------
NV04-30       51,300.4      9,765.7      2,515,825.5    5,303,601.7    1,159.8     210.0      -80.0     209.00
----------------------------------------------------------------------------------------------------------------
NV04-31       51,160.7      9,666.8      2,515,655.1    5,303,585.9    1,178.5     30.0       -80.0     296.00
----------------------------------------------------------------------------------------------------------------
NV04-32       50,598.0      10,088.9     2,515,378.9    5,304,232.8    1,154.7     30.0       -45.0     154.50
----------------------------------------------------------------------------------------------------------------
NV04-33       50,598.4      10,016.4     2,515,343.0    5,304,169.8    1,154.8     210.0      -80.0     149.00
----------------------------------------------------------------------------------------------------------------
NV04-34       50,180.9      9,955.5      2,514,950.9    5,304,325.8    1,180.0     30.0       -45.0     228.20
----------------------------------------------------------------------------------------------------------------
NV04-35       51,199.5      9,251.1      2,515,480.9    5,303,206.5    1,134.2     30.0       -80.0     293.00
----------------------------------------------------------------------------------------------------------------
NV04-36       50,898.2      9,988.0      2,515,588.3    5,303,995.3    1,176.5     210.0      -80.0     77.00
----------------------------------------------------------------------------------------------------------------
NV04-37       50,899.9      9,914.7      2,515,553.2    5,303,931.0    1,173.8     210.0      -80.0     102.50
----------------------------------------------------------------------------------------------------------------
NV04-38       50,897.2      9,819.7      2,515,503.3    5,303,850.0    1,164.4     30.0       -80.0     107.00
----------------------------------------------------------------------------------------------------------------
NV04-39       50,400.2      9,982.9      2,515,154.5    5,304,239.9    1,157.1     210.0      -80.0     215.00
----------------------------------------------------------------------------------------------------------------
NV04-40       50,399.8      10,098.9     2,515,212.2    5,304,340.5    1,155.9     30.0       -45.0     127.20
----------------------------------------------------------------------------------------------------------------
NV04-41       51,080.8      9,943.4      2,515,724.2    5,303,865.4    1,174.9     30.0       -45.0     145.20
----------------------------------------------------------------------------------------------------------------
NV04-42       51,080.4      9,938.8      2,515,721.5    5,303,861.6    1,174.5     210.0      -80.0     187.90
----------------------------------------------------------------------------------------------------------------
NV04-43       51,080.4      9,853.2      2,515,678.7    5,303,787.4    1,180.3     210.0      -75.0     230.60
----------------------------------------------------------------------------------------------------------------
NV04-44       51,079.3      9,750.3      2,515,626.3    5,303,698.9    1,188.1     210.0      -75.0     232.90
----------------------------------------------------------------------------------------------------------------
NV04-45       51,230.9      9,861.1      2,515,813.0    5,303,719.1    1,164.0     210.0      -80.0     167.00
----------------------------------------------------------------------------------------------------------------
NV04-46       51,232.3      9,760.2      2,515,763.8    5,303,630.9    1,168.6     210.0      -80.0     239.00
----------------------------------------------------------------------------------------------------------------
NV04-47       51,236.7      9,681.0      2,515,728.1    5,303,560.2    1,176.6     30.0       -75.0     236.00
----------------------------------------------------------------------------------------------------------------
NV04-48       51,302.3      9,980.9      2,515,934.8    5,303,787.1    1,147.2     30.0       -45.0     67.50
----------------------------------------------------------------------------------------------------------------
NV04-49       51,301.0      9,915.2      2,515,900.8    5,303,730.8    1,150.5     30.0       -80.0     82.80
----------------------------------------------------------------------------------------------------------------
NV04-50       51,159.9      9,954.9      2,515,798.5    5,303,835.8    1,165.7     30.0       -80.0     113.00
----------------------------------------------------------------------------------------------------------------
NV04-51       51,159.1      9,971.9      2,515,806.2    5,303,850.9    1,165.5     30.0       -45.0     100.50
----------------------------------------------------------------------------------------------------------------
NV04-52       50,896.0      9,948.4      2,515,566.7    5,303,962.1    1,173.4     30.0       -45.0     100.50
----------------------------------------------------------------------------------------------------------------
NV04-53       50,796.8      9,954.7      2,515,483.9    5,304,017.1    1,169.2     30.0       -50.0     97.50
----------------------------------------------------------------------------------------------------------------
                                                                                              Total m   8853.58
----------------------------------------------------------------------------------------------------------------

All core designated for sampling was cut with an electric-powered table saw with a diamond tipped blade. The core was sawn in half and one half was sampled and the remainder was stored in the core box. In a few areas the core was broken or rubbley and could not be sawn. In such cases the recovered material was sampled by spoon and if necessary was split with a knife or chisel. Rarely, due to hard core or problems with the saw, core was split with a mechanical splitter.

Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") of Mendoza, Argentina was the primary lab for all drill core samples. All samples are weighed on receipt in the sample bag prior to drying and this weight is reported with the analytical data. Sample preparation comprised drying at 90(degree) C for up to 40 hours, followed by crushing of the entire sample to #10 mesh. Next the sample was split down to 1.5 kg with a riffle splitter for pulverization to 85% passing #200 mesh. Between each sample the crusher and the pulverizor were cleaned with barren quartz.

All drill core samples were submitted for 30 gram fire-assay for silver with gravimetric finish and also a fire assay for Au (with AAS finish). The lab is required to report all sample weights used in fire assays.

In addition, all samples were analyzed by Alex Stewart's ICP-ORE technique which uses a strong multi-acid attack on a sample size of 0.2 grams. The method has been optimized to handle a wide range or concentrations of base and other metals, but with some sacrifice in the higher than normal detection limits for typical ICP analyses. Elements included in the package are Ag, As, Bi, Ca, Cd, Co, Cu, Fe, Hg, Mg, Mn, Mo, Ni, P, Pb, S, Sb, Tl and Zn. Extensive testing was undertaken by the Company on the ICP-ORE technique that confirmed its suitability for the Navidad mineralization. That testing included a precision test on 30 samples as well as a blind duplicate pulp test on 32 samples both with satisfactory results. Furthermore, ICP-ORE was used in characterization of the in-house standards developed (see below) and was found to correlate well with methods used by other labs. In fact all of the ICP-ORE results for Cu and Pb lay within the two standard deviation limit and hence were used in the definition of the accepted values for the standards.

QUALITY CONTROL

A comprehensive quality control and quality assurance program for analyses of drill core was put in place well prior to the start of the drilling campaign. This program comprises controls including blind certified standards, blanks and core duplicates and a secondary laboratory. The primary laboratory for all drilling samples was Alex Stewart and the secondary lab was ALS-Chemex La Serena and/or Vancouver. In each set of 42 samples sent to the primary lab blind high-grade, low-grade, blank and duplicate core sample were included in randomized positions.

In addition to the above, a systematic program of reanalysis of pulps by a second independent lab has been used throughout the program. Randomly pre-selected samples are sent from the primary laboratory and they include blanks and standards. Two samples form each set of 42 samples, or 4.8% percent of the pulps are therefore being checked. At the time of this writing results were available for 144 duplicates.

The purpose of this work is to confirm the reproducibility of the analytical method at a second lab.

Results of the control by the secondary lab and through the inclusion of blanks, standards, and duplicates confirm the high quality of the data generated in the drilling program.

CHAIN OF CUSTODY

Core is delivered to the core shack by the drill contractor or picked-up by the Company's employees and stored in the core shack in Gastre. The core shack is kept under lock and key when the Company's employees are not present.

Core cutting is supervised by the geologist logging core who ensures that the sequence of blanks, duplicates and standards is followed. Cut core is placed into clean new transparent plastic sample bags into which two pre-printed custom sample tickets are placed. The lab uses one of these for the pulp bag and one for the reject bag. A third sample ticket is stapled into the core tray along with the meterage represented by the sample. The fourth and final sample ticket remains in the sample tag book with the hole numbers and meterages filled in. Once samples have been cut and bagged the bags are double sealed with two zip-strips. The first ordinary zip strip will close the bag around the neck of the bag under as much tension as it will support. A second, custom printed zip-strip seal with the Company's name and the matching sample number to the sample ticket inside will be affixed to the bag above the zip-strip under tension. The numbered seal will pierce the bag above the neck of the bag where it is sealed by the first zip strip so as to make it impossible to slip the ordinary zip-strip over the neck of the back. The lab is required to notify the Company if the samples do not arrive with the Company seals intact. All seals are being stored by the assay lab to present as proof of use.

Sealed sample bags are placed in rice sacks in sequence for shipment to the lab. A record of all samples shipped is kept by the geologist sending the sample shipment. Samples are transported by a company contracted to transport samples directly from the core shack in Gastre to the assay laboratory in Mendoza (some 1,500km). They are not allowed to carry other cargo or make other stops.

GENERAL GEOLOGICAL UNDERSTANDING

Drilling of the Navidad Hill, Galena Hill and intervening areas has greatly increased the geological understanding of the main geological units and their relationships. Most of the new information was gained by drilling at Galena Hill as that is where the drilling was concentrated, but advances were made at Navidad and Esperanza as well.

Stratigraphy at Galena Hill is comprised of four primary sedimentary and volcanic units, from lowest to uppermost these are: a "lower" cycle comprised of epiclastic, volcaniclastic and volcanic rocks which are unmineralized and unaltered that dips toward grid south. This is overlain by a volcanic cycle comprising latitic volcanic rocks, generally with quartz eyes, that is altered and mineralized with silver and lead. The latite sequence comprises massive flows, amygdaloidal flows, flow breccias and volcaniclastic breccias. The latites are in turn overlain by pelitic mudstones and limestones of which the lowermost portion may be highly mineralized with silver and lead. The latites form a steadily thickening wedge towards grid south. It is unclear whether the geometry of the uppermost sediments indicates tectonic folding or perhaps just local slumping.

The contact between the lower volcanic cycle and the latite cycle is of great interest due to the dramatic change between unaltered and unmineralized rocks below and high mineralized rocks above. The upper part of the lower cycle is generally reddish as if affected by a lateritic weathering. On some sections such as 51,160E the contact is quite planar whereas on others it is quite irregular, possible due to faulting or paleotopography. In some cases a dark grey, soft material with an unusual texture and structure of partings and slip surfaces is present below the latites on the contact. This could be interpreted as fault gouge or a paleosol.

The latite sequence dramatically thickness towards grid south (southwest relative to true north). It is absent to the north and thickens to over 220m within some 500m. While the capping sedimentary sequence varies in thickness from zero to about 40m in thick on top of Galena Hill in hole NV04-35 it attains a thickness of about 140m on section 51,200E but 200m further grid south than NV04-16 shown in figure 23. In hole NV04-35 the latite sequence is at least 150m thick, but the base was not intersected.

GALENA HILL DRILLING RESULTS

Results of the initial drilling at Galena Hill have been very positive. The amount and continuity and grade of the mineralization in the subsurface exceeded even the expectations that existed based on the surface work.

The geometry of the mineralization, a gently-dipping, exposed to shallowly-buried zone of significant thickness suggests potential for bulk mining. Hence in determining how to select the mineralized intercepts for tabulation and data manipulation is was decided to use a minimum of about 50 g/t silver irrespective of the copper, lead and zinc grades. The minimum grade was not strictly applied to the selection of the intercepts as samples with sub-fifty gram per tonne silver values were permitted for several samples in some instances. In some cases where there were long intercepts of mineralization somewhat below 50 g/t silver, but where there were significant lead values these intercepts were also listed below. At this time definitive "cut-off" grade can not be established since metallurgical and engineering parameters have not been determined. The following intercepts reflect the potential of Galena Hill in a bulk mining scenario. Some higher grade intercept are also shown. These higher grades tend to occur at or near the upper contact of the latite sequence with the overlying mudstones, or even in the lower part of the mudstones.

In total, 35 drill holes have been drilled into the Galena Hill deposit. These holes outline a silver-lead deposit ranging in vertical thickness from about 10 to 115 metres with horizontal dimensions of approximately 400 by 500 metres at generally greater than 50 g/t silver. The top of the mineralized body is exposed at surface in some areas and in other areas is covered by as much as 40 metres of barren sedimentary cap rock. The shape and aspect of the mineralized body suggests that it could be bulk mineable. Grade distributions show a zone of high-grade silver values with lesser copper and relatively low lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit. Moving to the southwest from this feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

MINERALIZED INTERCEPTS FROM DRILLHOLES AT THE GALENA HILL DEPOSIT

---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
NV03-03         -45          3.00       178.50     175.50       124.61       26.2      0.00      1.35     0.04
---------------------------------------------------------------------------------------------------------------
including                    3.00       128.30     125.30       88.96        33.0      0.00      1.68     0.05
---------------------------------------------------------------------------------------------------------------
including                    72.50      107.50     35.00        24.85        49.9      0.01      3.47     0.06
---------------------------------------------------------------------------------------------------------------
including                    86.20      95.45      9.25         6.57         76.8      0.01      5.43     0.06
===============================================================================================================
NV03-04         -45          2.80       266.70     263.90       187.37       74.1      0.00      2.04     0.08
---------------------------------------------------------------------------------------------------------------
including                    2.80       203.00     200.20       142.14       92.3      0.00      2.49     0.11
---------------------------------------------------------------------------------------------------------------
including                    39.60      176.45     136.85       97.16        117.3     0.00      2.99     0.14
---------------------------------------------------------------------------------------------------------------
including                    39.60      121.25     81.65        57.97        141.5     0.00      3.15     0.14
---------------------------------------------------------------------------------------------------------------
including                    39.60      94.70      55.10        39.12        164.3     0.00      2.97     0.10
---------------------------------------------------------------------------------------------------------------
including                    65.00      94.70      29.70        21.09        189.5     0.00      3.06     0.10
---------------------------------------------------------------------------------------------------------------
including                    65.00      83.50      18.50        13.14        241.2     0.00      3.40     0.10
===============================================================================================================
NV03-05         -60          43.30      126.25     82.95        72.17        229.2     0.01      4.24     0.20
---------------------------------------------------------------------------------------------------------------
including                    46.70      113.25     66.55        57.90        271.8     0.01      4.82     0.20
---------------------------------------------------------------------------------------------------------------
including                    46.70      55.90      9.20         8.00         578.9     0.04      6.82     0.36
---------------------------------------------------------------------------------------------------------------
including                    89.00      107.25     18.25        15.88        503.0     0.01      11.19    0.36
===============================================================================================================
NV04-12         -65          18.80      27.80      9.00         8.19         41.6      0.00      8.01     2.56
---------------------------------------------------------------------------------------------------------------
including                    27.80      35.45      7.65         6.96         70.8      0.00      9.60     0.54
---------------------------------------------------------------------------------------------------------------
combined                     18.80      35.45      16.65        15.15        55.0      0.00      8.74     1.64
---------------------------------------------------------------------------------------------------------------
within                       18.80      60.60      41.80        38.04        35.5      0.00      4.46     0.68
===============================================================================================================
NV04-13         -45          20.00      64.70      44.70        31.74        223.4     0.16      0.56     0.09
===============================================================================================================
NV04-14         -70          27.70      142.80     115.10       109.35       453.6     0.08      5.26     0.50
---------------------------------------------------------------------------------------------------------------
including                    27.70      75.10      47.40        45.03        775.6     0.17      6.42     0.92
---------------------------------------------------------------------------------------------------------------
including                    32.70      50.70      18.00        17.10        1421.2    0.42      5.24     1.69
===============================================================================================================
NV04-15         -60          46.55      115.65     69.10        60.12        113.5     0.02      1.46     0.13
---------------------------------------------------------------------------------------------------------------
including                    47.05      55.55      8.50         7.40         461.7     0.08      6.54     0.49
===============================================================================================================
NV04-16         -55          63.45      72.45      9.00         7.56         34.2      0.00      2.47     0.07
===============================================================================================================
NV04-17         -85          21.20      40.20      19.00        18.81        96.7      0.01      7.79     0.70
---------------------------------------------------------------------------------------------------------------
including                    30.20      40.20      10.00        9.90         161.6     0.02      12.98    0.42
===============================================================================================================
NV04-18         -55          232.0      244.00     12.00        9.96         70.1      0.06      0.40     0.01
===============================================================================================================
NV04-19         -80          24.00      90.50      66.50        65.17        100.3     0.00      2.74     0.14
---------------------------------------------------------------------------------------------------------------
including                    25.10      37.10      12.00        11.76        165.2     0.02      3.20     0.34
---------------------------------------------------------------------------------------------------------------
including                    49.35      57.75      8.40         8.23         177.4     0.02      4.22     0.14
---------------------------------------------------------------------------------------------------------------
including                    74.00      81.55      7.55         7.40         174.0     0.00      4.69     0.11
===============================================================================================================
NV04-20         -70          35.50      40.60      5.10         4.79         54.8      0.02      1.82     0.03
===============================================================================================================
NV04-21         -45          42.45      126.00     83.55        56.81        321.7     0.23      0.47     0.21
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
including                    49.95      70.50      20.55        13.97        703.0     0.47      0.54     0.40
===============================================================================================================
NV04-22         -75          38.65      101.65     63.00        61.11        418.4     0.15      1.82     0.32
---------------------------------------------------------------------------------------------------------------
including                    42.50      55.60      13.10        12.71        923.3     0.26      1.70     0.56
===============================================================================================================
NV04-23         -85          48.40      71.20      22.80        22.57        26.3      0.00      0.47     0.02
===============================================================================================================
NV04-24         -50          3.00       5.65       2.65         1.88         917.9     0.28      1.13     0.18
===============================================================================================================
NV04-26         -75          none                               0.00
===============================================================================================================
NV04-28         -60          45.70      134.75     89.05        77.47        120.4     0.01      1.77     0.32
---------------------------------------------------------------------------------------------------------------
including                    45.70      67.75      22.05        19.18        23.0      -0.01     0.65     0.90
---------------------------------------------------------------------------------------------------------------
including                    67.75      134.75     67.00        58.29        152.5     0.01      2.14     0.12
---------------------------------------------------------------------------------------------------------------
including                    68.10      71.55      3.45         3.00         760.9     0.05      10.96    0.60
===============================================================================================================
NV04-29         -80          28.50      38.65      10.15        9.95         71.8      0.00      1.84     0.05
===============================================================================================================
NV04-30         -80          44.80      52.70      7.90         7.74         47.8      0.00      1.11     0.04
===============================================================================================================
NV04-31         -80          3.05       23.85      20.80        20.38        51.7      0.00      1.25     0.05
---------------------------------------------------------------------------------------------------------------
and                          47.35      78.45      31.10        30.48        71.0      0.00      2.62     0.31
---------------------------------------------------------------------------------------------------------------
including                    73.85      75.95      2.10         2.06         618.6     -0.01     18.82    3.58
===============================================================================================================
NV04-36         -80          8.00       57.90      49.90        48.90        179.1     0.08      1.21     0.17
---------------------------------------------------------------------------------------------------------------
including                    35.30      49.30      14.00        13.72        209.5     0.10      0.97     0.15
===============================================================================================================
NV04-37         -80          12.80      89.10      76.30        74.77        139.4     0.04      1.28     0.12
---------------------------------------------------------------------------------------------------------------
including                    13.80      17.70      3.90         3.82         597.4     0.02      7.23     0.58
===============================================================================================================
NV04-38         -80          20.70      61.20      40.50        39.69        104.5     0.04      0.40     0.10
---------------------------------------------------------------------------------------------------------------
including                    34.10      52.55      18.45        18.08        166.8     0.07      0.15     0.13
===============================================================================================================
NV04-41         -45          58.10      129.00     70.90        50.34        78.5      0.08      0.33     0.20
===============================================================================================================
NV04-42         -80          48.35      161.55     113.20       110.94       150.8     0.03      1.98     0.11
---------------------------------------------------------------------------------------------------------------
including                    67.90      121.90     54.00        52.92        239.1     0.04      3.04     0.16
---------------------------------------------------------------------------------------------------------------
including                    148.90     161.55     12.65        12.40        121.6     0.04      1.74     0.11
===============================================================================================================
NV04-43         -75          44.20      127.25     83.05        81.39        153.2     0.01      5.48     0.90
---------------------------------------------------------------------------------------------------------------
including                    44.20      89.00      44.80        43.90        216.9     0.01      6.81     1.06
===============================================================================================================
NV04-44         -75          13.35      103.90     90.55        88.74        177.8     0.01      5.33     0.22
---------------------------------------------------------------------------------------------------------------
including                    13.35      28.90      15.55        15.24        445.3     0.02      8.77     0.14
===============================================================================================================
NV04-45         -80          43.00      69.85      26.85        26.31        355.4     0.00      5.34     0.33
---------------------------------------------------------------------------------------------------------------
including                    43.00      51.05      8.05         7.89         958.4     0.01      15.31    0.87
===============================================================================================================
NV04-46         -80          30.40      167.00     136.60       133.87       30.9      0.00      1.06     0.05
---------------------------------------------------------------------------------------------------------------
including                    30.40      65.00      34.60        33.91        61.8      0.00      1.51     0.06
===============================================================================================================
NV04-47         -75          12.90      131.00     118.10       113.38       36.6      0.00      2.06     0.13
---------------------------------------------------------------------------------------------------------------
including                    84.50      116.00     31.50        30.24        59.5      0.00      4.31     0.25
===============================================================================================================
NV04-48         -45          16.50      32.85      16.35        11.61        30.6      0.00      0.53     0.18
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                   composite    vertical
DDH                          from       to         length       thickness    g/t       %         %        %
                             -          -          -            -            Silver    Copper    Lead     Zinc
                inclination  metres     metres     metres       metres       LWA       LWA       LWA      LWA
===============================================================================================================
including                    26.70      31.80      5.10         3.62         49.7      0.01      0.54     0.25
===============================================================================================================
NV04-49         -80          63.45      82.80      19.35        18.96        31.6      0.00      0.38     0.05
===============================================================================================================
NV04-50         -80          20.80      101.00     80.20        78.60        254.7     0.14      0.93     0.19
---------------------------------------------------------------------------------------------------------------
including                    20.80      65.00      44.20        43.32        391.0     0.23      0.44     0.26
===============================================================================================================
NV04-51         -45          64.50      81.85      17.35        12.32        185.9     0.05      2.37     0.46
===============================================================================================================
NV04-52         -45          16.50      62.55      46.05        32.70        270.6     0.10      0.62     0.21
===============================================================================================================
NV04-53         -50          15.70      30.80      15.10        10.72        52.0      0.04      0.72     0.85
===============================================================================================================

Notes:
1. All length weighted average (LWA) results are "uncut"
2. Vertical thicknesses are calculated considering the dip of the drill holes and assuming flat lying body.

NAVIDAD HILL DRILLING RESULTS

Much less drilling has been done at Navidad Hill than at Galena Hill. The results of the eight holes drilled to date are listed below: all have intersections of silver mineralization. Seven of these holes were drilled on three sections separated at 40m intervals while the eighth is located some 300m to the northwest. Holes at Navidad Hill were drilled at close-spacing and as "scissors" crossing each other from opposite sides of the mineralized zone to determine the dip and continuity of the narrow high grade structures that hosted the mineralization at surface.

While these holes did confirm that the dip of the structures is near vertical two somewhat unexpected aspects were encountered: firstly, significant amounts of clay alteration (argillic) are present; secondly, in between the known structures there are many areas with minor veins and stockwork veinlets. High silver grades were intersected in some of the structures in the drill holes (see table below); however, in general the grades in the drill holes are significantly less than the average grades of the structures on surface which were often in the range of 5,000 to 20,000 grams per tonne silver. This combination of the features suggests that Navidad Hill should be considered a bulk target rather than as individual high grade vein targets. Like Galena Hill, intercepts have been calculated at a 50 g/t silver minimum grade again somewhat loosely applied at this early stage. All of the seven holes in the main area drilled have significant intercepts ranging from 48.0 to 143.5 m in core length with 97.8 to 246.9 g/t silver with the best individual intercept being NV03-07 83.65m of 246.9 g/t silver with minor copper and lead values. Assuming vertical dips the true width of the mineralized intercept ranges from about 34 to 101m in width. In most cases holes were started within the mineralized zone and the full true width was not crossed by single holes and is only seen when considering the scissor pair. Despite the high base metal grades of the individual structures in the detailed surface sampling and in the core samples the grades of copper and lead over the width of the bulk zone are generally less than 0.3%. This marks a significant difference from the central part of the Galena Hill deposit.

Mineralization in the main group of Navidad Hill drill holes is hosted by massive latite to latite breccias that generally appear to be massive flows or flow domes. No internal stratigraphy has been recognized to date. None of the holes penetrated the base of the latite sequence nor cut any obvious sedimentary or volcaniclastic units with it. Mineralized structures appear to be of two main types; firstly, sharp-walled structures filled with brecciated and re-brecciated clasts of gangue and mineral and secondly, veinlets and stockwork of gangue and mineral. Gangue minerals include: calcite which ranges from massive crystalline to finely banded; quartz as chalcedonic to crystalline silica; and crystalline barite. "Ore" minerals visible by eye include minor amounts of sulphides included pyrite, a grey sulphide (tetrahedrite or chalcocite), minor galena, rare native copper, green copper oxides (probably mainly malachite) and black copper oxides (probably mainly neotocite or copper wad). No native silver was observed by eye or hand lens. No clear division between oxide mineralization and sulphide mineralization can be made with depth.

Minor amounts of sulphides are present at surface and are also present a depth. Copper oxides are present at surface and to the bottom of the zone tested to date (about 80m below surface).

MINERALIZED INTERCEPTS FROM THE NAVIDAD HILL DRILLING
-----------------------------------------------------------------------------------------------------------------------
                                                               composite
DDH                                        from       to       length      true width  g/t     %         %        %
                                           -          -        -           -           Silver  Copper    Lead     Zinc
                 location    inclination   metres     metres   metres      metres      LWA     LWA       LWA      LWA
=======================================================================================================================
NV03-01        Navidad Hill  -45           3.05       61.45    58.40       41.29       111.1   0.22      0.06     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  10.10      31.35    21.25       15.03       233.3   0.35      0.09     0.11
-----------------------------------------------------------------------------------------------------------------------
including                                  10.10      17.50    7.40        5.23        535.6   0.81      0.07     0.14
-----------------------------------------------------------------------------------------------------------------------
including                                  15.70      16.50    0.80        0.57        2677.6  3.07      0.30     0.24
=======================================================================================================================
NV03-02        Navidad Hill  -45           2.50       50.50    48.00       33.94       97.8    0.15      0.06     0.05
-----------------------------------------------------------------------------------------------------------------------
including                                  6.45       6.70     0.25        0.18        858.0   8.07      0.26     0.02
-----------------------------------------------------------------------------------------------------------------------
including                                  17.60      25.00    7.40        5.23        227.1   0.25      0.16     0.09
-----------------------------------------------------------------------------------------------------------------------
including                                  40.40      41.45    1.05        0.74        1320.3  0.82      0.28     0.14
=======================================================================================================================
NV03-06        Navidad Hill  -45           3.00       63.20    60.20       42.57       161.6   0.26      0.10     0.06
-----------------------------------------------------------------------------------------------------------------------
including                                  23.30      28.80    5.50        3.89        424.7   0.74      0.20     0.10
=======================================================================================================================
NV03-07        Navidad Hill  -45           3.00       86.65    83.65       59.15       246.9   0.32      0.27     0.05
-----------------------------------------------------------------------------------------------------------------------
including                                  3.00       40.75    37.75       26.69       474.9   0.54      0.35     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  3.00       6.90     3.90        2.76        1997.9  0.92      0.32     0.07
-----------------------------------------------------------------------------------------------------------------------
including                                  30.85      33.25    2.40        1.70        2129.6  3.34      0.60     0.09
=======================================================================================================================
NV03-08        Navidad Hill  -45           2.50       146.00   143.50      101.47      146.0   0.20      0.19     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  2.50       71.10    68.60       48.51       274.5   0.35      0.40     0.06
-----------------------------------------------------------------------------------------------------------------------
including                                  26.10      40.15    14.05       9.93        1084.2  1.25      1.69     0.11
-----------------------------------------------------------------------------------------------------------------------
including                                  26.10      28.40    2.30        1.63        2660.7  1.64      2.63     0.16
-----------------------------------------------------------------------------------------------------------------------
including                                  35.45      37.20    1.75        1.24        3042.6  4.31      0.86     0.11
=======================================================================================================================
NV03-09        Navidad Hill  -45           2.50       84.30    81.80       57.84       125.4   0.12      0.10     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  21.00      21.70    0.70        0.49        5067.5  0.36      1.41     0.04
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                                               composite
DDH                                        from       to       length      true width  g/t     %         %        %
                                           -          -        -           -           Silver  Copper    Lead     Zinc
                 location    inclination   metres     metres   metres      metres      LWA     LWA       LWA      LWA
=======================================================================================================================
including                                  65.25      66.20    0.95        0.67        1440.7  1.62      0.86     0.07
=======================================================================================================================
NV03-10        Navidad Hill  -45           3.50       78.50    75.00       53.03       111.1   0.23      0.05     0.04
-----------------------------------------------------------------------------------------------------------------------
including                                  3.50       9.40     5.90        4.17        669.7   1.25      0.09     0.06
=======================================================================================================================
NV03-11        Navidad       -45           1.52       12.10    10.58       n/a         98.3    0.53      0.02     0.12
               Hill West
=======================================================================================================================

Notes
1. All length weighted average (LWA) results are "uncut"
2. True widths are calculated assuming -45 degree drill holes and vertical structures.

OTHER AREAS DRILLING RESULTS

Eight drill holes were collared in areas outside of Galena or Navidad Hills. These holes were drilled to test stratigraphy or suspected mineralization in additional zones.

MINERALIZED INTERCEPTS FROM DRILLING OTHER TARGETS
--------------------------------------------------------------------------------------------------------------------------
                                                               composite     true
DDH                                       from      to         length        width       g/t      %          %        %
                                          -         -          -             -           Silver   Copper     Lead     Zinc
                location    inclination   metres    metres     metres        metres      LWA      LWA        LWA      LWA
==========================================================================================================================
==========================================================================================================================
NV04-32        Connector    -45           46.50     96.05      49.55         35.04       77.9     0.04       0.14     0.03
               Zone
==========================================================================================================================
NV04-33        Connector    -80           none
               Zone
==========================================================================================================================
NV04-34        Connector    -45           10.50     29.20      18.70         13.22       75.1     0.01       0.70     0.05
               Zone
==========================================================================================================================
NV04-39        Connector    -80           none
               Zone
==========================================================================================================================
NV04-40        Connector    -45           43.20     91.20      48.00         33.94       108.5    0.04       0.22     0.16
               Zone
--------------------------------------------------------------------------------------------------------------------------
including                                 67.20     88.20      21.00         14.85       160.4    0.08       0.19     0.09
==========================================================================================================================
NV04-25        Esperanza    -45           162.70    170.65     7.95          5.62        303.4    0.03       0.31     0.05
               Trend
==========================================================================================================================
NV04-35        recce        -80           none
==========================================================================================================================
NV04-27        recce        -45           7.00      7.73       0.73          unknown     61.5     0.01       0.56     2.25
--------------------------------------------------------------------------------------------------------------------------
and                                       66.90     68.10      1.20          unknown     377.2    0.01       0.10     0.05
==========================================================================================================================

Notes
1. All length weighted average (LWA) results are "uncut".
2. True widths are calculated assuming -45 degree drill holes and vertical structures.

PLANNED FUTURE WORK

Planned and ongoing work at the Navidad Project includes a resource estimate at Galena Hill, metallurgical work on representative samples from Galena Hill, additional drilling on outlying zones, additional surface work on outlying zones, and additional geophysical work.

An additional 8,000 to 10,000 metres of drilling is planned for the Navidad Project. This work will concentrate on zones peripheral to the Galena Hill deposit such as: Barite Hill, Navidad Hill, the Esperanza Trend, and Calcite Hill. It is expected that work will be ongoing throughout May, June and July.

Additional surface work will include: soil sampling, geological mapping, rock chip sampling and pole-dipole I.P. geophysics. This work will continue as far into the southern winter as is practical.

A preliminary budget of approximately $2,100,000 has been estimated for the work recommended in the next stage of exploration on the Navidad Project. The budget is based on experience from exploration already carried out on the Navidad Project.

NAVIDAD AREA PROPERTIES (OTHER THAN THE NAVIDAD PROJECT)

The following properties are 100% owned by the Company unless stated otherwise.

TAQUETREN PROPERTY

The Taquetren claim (File Number: 14015/03; 10,000 hectares) is located directly east of the Rio Chubut, approximately 70 kilometres to the southwest of Navidad. The area is mapped as being underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation volcanic and sedimentary rocks similar to those that host the Navidad discovery. Very preliminary prospecting and stream sediment sampling has shown anomalous values of antimony; no source has yet been located for this anomaly. Regional mapping and terrain analysis shows an important northwest trending structure to bisect the Taquetren property; this orientation is similar to structures that control mineralization at the Navidad Project.

REGALO PROPERTY

The Regalo property is located 25 kilometres north-northwest of Cerro Condor and 90 kilometres south-southwest of the Navidad project. The Regalo claim (File
Number: 14016/03; 10,000 hectares) covers ground mapped as prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks and includes several regionally-important northwest trending structures. Preliminary stream-sediment sampling has returned highly anomalous gold values. Gold values from nine stream sediment samples, along 6 kilometres of one drainage (and adjoining tributaries), range in value from 0.134 to 0.831 ppm. The Company has entered into an option agreement dated August 12, 2003 with Consolidated Pacific Bay Minerals Ltd. ("Consolidated Pacific Bay") whereby Consolidated Pacific Bay can acquire up to a 70% interest in the Regalo mineral claim through the issuance of 900,000 shares of Consolidated Pacific Bay to the Company, and work expenditures totalling US$625,000 over three years. Consolidated Pacific Bay must issue all 900,000 shares (which have been issued, with a deemed value of $180,000) and expend US$50,000 on the property by August 12, 2004, in order to earn a 51% interest in the claims. A further 19% interest in the claims can be earned by Pacific Bay if it completes a feasibility study and finances the property to production. A second cateo (Regalo II) has been staked to the north of the primary Regalo claim, adding another 10,000 hectares to the property subject to the Company's agreement with Consolidated Pacific Bay.

NOEL PROPERTY

The Noel claim (File Number: 14036/03; 10,000 hectares) is adjacent to the Regalo and Trucha claims and also contains a significant, multi-sample, gold-in-stream sediment anomaly. Government maps show the claim to be underlain primarily by Canadon Asphalto Formation sedimentary and volcanic rocks, with overlying Cretaceous sandstone along the eastern side of the claim. Five stream sediment samples taken from two drainages over approximately 5 kilometres range in value from 0.114 to 1.570 ppm gold. The apparent source area for these extremely anomalous values is has not been prospected to date and is considered a high-priority target for follow-up work.

TRUCHA PROPERTY

The Trucha claim (File Number: 14014/03; 10,000 hectares) is contiguous with the Regalo and Noel claims and also includes a stream sediment sample highly anomalous in gold (single sample, 0.556 ppm Au). Regional mapping shows the claim to be underlain by prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, cut by several regional-scale structures. In conjunction with evaluation of the Noel claims, the Trucha claim requires detailed prospecting to identify the source of gold producing the high stream-sediment values.

MARA PROPERTY

The Mara claim (File Number: 14018/03; 9,945 hectares) is located approximately 95 kilometres to the south-southwest of Navidad. Regional mapping shows the property to be underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, which unconformably overly granitic basement rocks. Several mapped and interpreted northwest-trending structures are present on the property and are considered to be prospective for both Navidad-style mineralization and traditional low-sulphidation gold veins. No fieldwork has been carried out to date on the property.

CONDOR AND ALAMO PROPERTIES

The Condor claim (File Number: 14017/03; 10,000 hectares) and Alamo claim (file number: 14032/03; 10,000 hectares) are located directly south of the Regalo/Noel/Trucha claims and were staked based on prospective stratigraphy, structure and the presence of known barite occurrences. The known barite together with Navidad-age stratigraphy and similar structure makes these claims highly prospective for Navidad-style mineralization. No fieldwork has been completed on these claims to date; management believes a first-pass evaluation is warranted.

NINA AND CARLOTA PROPERTIES

The Nina claim (file number: 14018/03; 9,945 hectares) and Carlota claim (file number: 14018/03; 9,945 hectares) are located 40 kilometres southeast of Paso De Indios and were staked based on the presence of prospective Canadon Asphalto stratigraphy and regional northwest trending structures. No fieldwork has been completed to date on these claims; management believes a first-pass evaluation is warranted.

PAMPA 3 PROPERTY

The Pampa 3 claim (File Number: 14004/03; 2,500 hectares) is located adjacent to the Navidad Project, along trend and immediately to the southeast. Although predominantly covered with recent alluvium, it is interpreted to be underlain by the Canadon Asphalto Formation limestone and volcaniclastic rocks which host mineralization at Navidad. Work to date has been minimal with only two stream-sediment samples collected, both of which drain areas peripheral to the claim.

COLONIA PROPERTY

The Colonia claim (File Number: 14005/03; 10,000 hectares) covers a large area of highly prospective ground directly along strike from the Navidad discovery. Most of the 10,000 hectare claim is underlain by prospective Canadon Asphalto Formation rocks. Preliminary stream-sediment sampling has defined highly anomalous values of antimony, an important "pathfinder" element at the Navidad discovery. Minor prospecting (four rock samples collected) has not yet unveiled the source of these stream-sediment values, management believes significant additional work is warranted.

JULIE PROPERTY

The Julie claim (File Number: 14035/03; 5,675 hectares) is approximately 30 kilometres southease of the Navidad project and lies at the regional contact between granitic rocks that underlie the prospective Jurassic stratigraphy, and

Jurassic volcanic rocks. Several important LandSat-interpreted structures are present on this claim; regional structure has been shown to be of critical importance at the Navidad discovery. Preliminary stream-sediment sampling shows anomalous values of copper and antimony, although management believes it is strongly warranted, no significant follow-up work has been done.

SIERRA 1 PROPERTY

The Sierra 1 claim (File Number: 14006/03; 10,000 hectares) covers a large area of prospective Canadon Asphalto Formation rocks and the underlying volcanic rocks and a portion of the granitic basement. It is located immediately to the east of the Julie Property. Significant areas of LandSat-interpreted alteration are present in the northeastern portion of the claim, the imagery shows patterns very similar to those seen in the area of the Navidad discovery. Preliminary stream-sediment sampling has shown anomalous copper values, these results have yet to be followed up on.

SIERRA 2 PROPERTY

The Sierra 2 claim (File Number: 14007/03; 10,000 hectares) covers an area of complex geology in the hinge zone of a regional-scale anticline and is located immediately south of the Sierra 1 property in the Navidad area. Mapped rock units include the Canadon Asphalto Formation and overlying Cretaceous sandstone. Essentially no work has been done in the central portions of this claim as the local land owners could not be contacted to gain permission for entry onto their land.

Mina Yanquetreu is a small abandoned barite mine in the central portions of the claim. This occurrence is highly encouraging as both strataform (exhalative) and vein-controlled barite is intimately associated with the Navidad system. Management believes this area is considered highly prospective and warrants a significant early-stage exploration program.

SIERRA 3 PROPERTY

The Sierra 3 claim (File Number: 14008/03; 10,000 hectares) covers the southwestern portions of mapped Canadon Asphalto Formation rocks in the Navidad area. Also present on the claim are Jurassic volcanic rocks and underlying granitic basement. Major LandSat-interpreted structures are present as are possible zones of alteration. Preliminary stream-sediment sampling has returned strongly anomalous copper values. No follow-up prospecting or rock sampling has been undertaken to date. Management believes the Sierra 3 claim is considered highly prospective and warrants considerable follow-up work.

OTHER CHUBUT PROVINCE PROPERTIES

If  the   reorganization  is  consummated  the  following   properties  will  be
transferred to Golden Arrow.

LAGUNA DE LOS TOROS PROPERTY

LOCATION AND ACCESS

This property is located just to the east of the continental divide forming the border between Chile and Argentina. In this area the continental divide is quite subdued in elevation and is not marked by high mountainous peaks. Elevations on the property reach about 750m and relief within the property is only slightly more than fifty meters. Vegetation is sparse and comprises grasses and low brush. Trees are absent. The climate is characterized as continental semi-arid with moderate temperatures in summer often accompanied by high winds. Winters are cold with temperatures often dipping below zero celsius, but are generally not characterized by extended sub-zero periods. Most of the precipitation falls in winter as both rain and snow and as such, conditions may not favor fieldwork in the winter.

Access to the property is possible year around by two-wheel drive pick-up truck as provincial route 40 bisects the property. Gobernador Costa is the nearest significant sized town. It has no air service: the nearest airport with scheduled service is Esquel four hours drive to the north by mostly paved road. From Gobernador Costa access to Las

Bayas is by provincial route #40 south approximately 50 road kilometres. During good road conditions the trip from town to the property is less that one hour.

Gobernador Costa has basic services including fuel, food and lodging as well as a bank with an automatic teller machine.

MINERAL TITLES INCLUDED IN THE LOS TOROS PROPERTY

The Los Toros property comprises 11,612 hectares consisting of three individual claims, two of which are categorized as "cateos" and one as a "manifestacion" located in the Tehuelches Department of the Province of Chubut. The property is 100% owned by the Company. It is centered at approximately 44.36 decimal degrees south latitude and 70.65 degrees west longitude in the Campo Inchauspe datum.

----------------------------------------------------------------------------------------------------------
FILE NUMBER            YEAR      DATE OBTAINED                TYPE              NAME             HECTARES
----------------------------------------------------------------------------------------------------------
13645                  2001      January 24, 2001             Cateo             Unnamed          2,262
----------------------------------------------------------------------------------------------------------
13928                  2002      September 12, 2002           Cateo             Toros II         2,950
----------------------------------------------------------------------------------------------------------
14038                  2003      March 18, 2003               Manifestacion     Lucia            6,400
                                                                                Total            11,612
----------------------------------------------------------------------------------------------------------

REGIONAL AND LOCAL GEOLOGY

The Los Toros Property lies in western Chubut at the margin of the Andean cordillera volcano-plutonic complex with the continental volcanic-sedimentary sequences. The oldest rocks are upper Paleozoic volcanics of continental affinity and are overlain by Jurassic volcanic rocks of the Lago La Plata Formation which are in turn overlain by mainly sandstone units of the Lower Cretaceous Apeleg Formation. Known and postulated mineralization is hosted by the Jurassic volcanic rocks.

EXPLORATION HISTORY

A total of 233 rock samples and 435 soil samples have been collected within the limits of the current property boundaries for the Company. There are no known historical mining or exploration environmental liabilities associated with the property.

DETAILED EXPLORATION - MORGUL NORTH

The Morgul North area was mapped and sampled in detail at 1:1000 scale in order to assess it's potential to host economic gold and/or silver mineralization and to permit planning for a significant drill program. The Morgul North structure is a classic, high-level, low-sulphidation epithermal vein. It trends north-south and dips approximately 45(0) to the east. It has been mapped over a strike length of approximately 800 metres and, including the silicified and altered envelope around the actual vein, has widths of less than 2 metres to over 20 metres. Silicification is predominantly a replacement of volcanic rock rather than a true open space filling vein, however, mapped and petrographically defined textures are consistent with a high-level position in the epithermal system, potentially above the important gold-rich boiling zone.

Fifty-one rock samples were collected from the Morgul North vein, these were predominantly measured chip samples across the structure, however rare grab samples were also taken. In general gold values are anomalous but low (0.005 to 2.17 g/t), while arsenic, antimony, and mercury values are highly elevated. This distribution of low gold and high arsenic, antimony, and mercury is typical of the upper levels of mineralized low-sulphidation epithermal systems. One sample (M2373) contained abundant coarse grained galena and returned 1.36% lead which is very odd given the interpreted high-level setting of the Morgul North vein. Generally, higher values of lead are expected lower in an epithermal system, as yet, no clear explanation for this value is apparent.

DETAILED EXPLORATION - MORGUL SOUTH

The Morgul South Vein was mapped and sampled in similar detail (1:1,000 scale) to the Morgul North Vein. Sixty-two rock samples were taken, of these, 40 were measured chip samples across silicified or altered structures.

The Morgul South Vein is actually a series of structures which coalesce into one north-trending structure in its northern extents. To the south, structures appear to "horse-tail" out into more east and southeast trending splays off the main north-trending vein. In general, better gold grades (up to 1.1 g/t) were returned from these smaller "splays" in the southeastern portions of the mapped system. Although measured vein orientations are more erratic at Morgul South than at Morgul North, the overall trend is close to north-south and dips are generally in the range of 45(0) to 75(0) to the east.

Overall strike length of the Morgul South vein (including areas of no outcrop where the presence of the vein is inferred) is approximately 1,250 metres. Measured widths vary from less than 1 metre to greater than 25 metres. Similar to the Morgul North vein, results from the Morgul South vein generally show low gold values (<0.005 to 1.170 ppm) and highly elevated arsenic (9 to 3,899 ppm), antimony (<5 to 90 ppm), and mercury (0.180 to 21.500 ppm) values. Again, these values are consistent with levels of exposure which are above the "boiling zone" and hence above the postulated zone of gold deposition.

DETAILED EXPLORATION - NAZGUL

The Nazgul structure is a new discovery as a result of the most recent phase of property-wide exploration. It consists of a zone of silicification and open space filling chalcedonic quartz within a wider zone of argillic alteration with quartz stockworking. It has been mapped over a strike length of approximately 260 metres and has widths of approximately 8 to greater than 30 metres including the enveloping argillic alteration and quartz stockwork. The structure trends towards 220(0) (northwest); dips are not known due to the relatively limited exposure.

Gold grades returned from the 23 samples taken from this zone are uniformly low (<0.005 to 0.014 ppm), while arsenic (15 to 357 ppm), antimony (<2 to 30 ppm), and mercury (1.150 to 20.300 ppm) values are high, again supporting the thesis that elevated gold grades may be present at depth below the present levels of exposure.

SOIL SAMPLE GRID - MORGUL NORTH AND SOUTH

East-west oriented lines of soil samples were collected over the Morgul North and South prospects in order to further characterize the structures and to test for additional zones that may not outcrop. Sixteen lines were run, generally with 100 metre spacing between lines but with up to 300 metre spacing at the north and south extremities of the grid. Samples were collected every 25 metres along lines. Four hundred sixteen (416) original soil samples were collected in this program in addition to the 19 duplicate samples for a total of 435 samples.

Gold values returned from the soil samples are, as is often the case, rather erratic. In the Morgul North area there is no clear correlation between higher gold values and the known vein. Most of the most strongly anomalous values (greater than 0.010 - 0.015 ppm) were returned from single sample sites (as opposed to multi-sample anomalies that generally are a more reliable indicator of mineralization) and can not be correlated with known mineralization. At the Morgul South area, there is a better correlation with mapped mineralization over portions of the vein structure, but there are still many single point anomalies that are not clearly explained by the known mineralization. Gold values range from less than 0.0011 ppm to 0.249 ppm and return an arithmetic mean of 0.03 ppm.

In general, Arsenic values show a much more interpretable pattern. At Morgul South, arsenic values correlate well with the known structures, generally returning values of over 100 ppm over several sample sites near known structures. At Morgul North, there is a strong bias with highly anomalous samples to the east of the structure and markedly lower values to the west. One possible explanation for this distribution of arsenic lies in the 45(0) east dip of the Morgul North structure. High arsenic values associated with the structure near surface may be "leaking" to surface through a series of smaller vertical dipping veinlets. Alternatively, the predominant winds which blow from the west may have selectively redistributed the arsenic. Arsenic values in the soil samples vary from 3 to 252 ppm with an arithmetic mean of 23.1 ppm.

While it was hoped that the soils would locate additional covered veins the data failed to do so convincingly.

FUTURE WORK

Based on the results to date, management believes a program of diamond drilling at the Morgul North, South, and Nazgul prospects is warranted. A 2,500 metre drilling campaign with drillholes testing all three areas has been recommended.

Prior to drilling, a review should be made of the data collected to date and a field visit made to select the final drill hole locations. Minor road construction will be necessary in order to get people and equipment to the drill sites, although if a track mounted drill rig is used this will be kept to a minimum. At this time significant trenching or geophysical work is not recommended.

A preliminary budget of $350,000 has been estimated for the recommended work based on the costs of similar programs in the region.

LAS BAYAS/VICTORIA PROPERTY

The Las Bayas/Victoria Property property is located in west central Chubut Province, Argentina, 40 kilometres north of the town of Alto Rio Senguer and 200 kilometres northwest of the port of Comodoro Rivadavia. The property comprises seven cateos including Evelina (Las Bayas) (File Number: 14131, 3,450.3 hectares), Victoria 1 (File Number 13801, 5,400 hectares), Victoria 3 (File Number 13808, 6,509 hectares) and Victoria 6 (File Number: 13883, 9,932.44 hectares), all of which are 100% owned by the Company. Preliminary reconnaissance geological mapping and rock sampling in 2001 indicated that host strata at Las Bayas is cut by a series of subparallel epithermal quartz veins exposed over a minimum one kilometre strike length. Subsequent surface work in 2002 included over 700 rock chip samples and 1,200 soil samples which defined a 4 kilometre by 1.5 kilometre area of outcropping low-sulphidation epithermal quartz veins. Geochemistry indicated potentially economic gold and silver values and anomalous arsenic, antimony, and mercury. Results of the 2002 surface work led to a 1,953 metre diamond drill campaign in February, 2003. This program tested approximately 900 linear metres of the total 15,000 linear metres of quartz veins mapped on the property.

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

FUTURE WORK

No work is currently planned for the Las Bayas project. Due to the large size of the mineralized system exposed at Las Bayas, the Company's geologists feel the project has significant exploration potential.

COSTA PROPERTY

The Costa property is located immediately south of the town of Gobernador Costa in western Chubut. The property comprises three cateos including Costa (File
Number:  13886-02,  4,660.50  hectares),  Costa I (File  Number  13890-02,  3825 hectares) and Costa II (File Number 13982-02, 6,467 hectares), all of which are owned by the Company. The cateos were acquired based on structural interpretation, correlative Landsat-interpreted alteration, and geologic setting similar to that of known mineralization in the nearby Cherque area. Northwest-trending linear features with associated Landsat-interpreted alteration zones, with a strike length in excess of 5 kilometres, are present on the Costa property. The property is underlain by prospective Jurassic volcanic rocks which are intruded by Upper Cretaceous granitic intrusions. Although the property is at a very early stage, management believes it may have good potential for epithermal gold deposits.

CORCOVADO PROPERTY

The Corcovado property is located approximately 50 kilometres south of Esquel, 10 kilometres northwest of the town of Corcovado. The property is 100% owned by the Company. The property comprises one cateo (File Number 13892-02, 10,000 hectares) and was staked to cover an area of prospective Jurassic volcanic rocks which are cut by Upper Cretaceous granitic intrusions that are located along the same trend as the Esquel deposit. Airborne reduced-to-pole magnetics show a prominent magnetic high in the southwest part of the property which is related to mapped intrusive rocks. Northwest- and northeast-trending linears emanating from the magnetic high are suggestive of structures which could control mineralization. No work is planned for the property in the immediate future, however, management believes the property may have excellent exploration potential.

PENASCUDO PROPERTY

The Penascudo property is located in the southwestern corner of Chubut Province. The property comprises seven adjacent Mine Concessions (Minas) including:
Alberto, 1,100 hectares; Rolando, 1,300 hectares; Cecilia, 1,400 hectares; Pedro, 1,300 hectares; Fernando, 1,300 hectares; Ivan, 1,300 hectares; and Daniel, 1,300 hectares. The Company holds a 100% interest in the properties. Pursuant to an option agreement dated June 11, 2003, between the Company and Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.) ("Ballad") Ballad can earn, subject to a 1.5% NSR, an initial 70% interest in the property by incurring US$1.8 million in expenditures over five years, making a one time US$300,000 payment to exercise the option, and issuing 500,000 shares on approval of the option (which have been issued, at a deemed value of $250,000) by the TSX-V and a further 500,000 shares upon exercise of the option. Ballad Venture Ltd. can increase its interest to 85% by funding a feasibility study.

Low sulphidation epithermal quartz veins with high-grade gold and silver, and locally visible gold, are hosted by a 5-square kilometre rhyolite dome on the property. Sampling by the Company of brecciated quartz veins, located 200 metres apart, returned assays of 18.7 g/t gold over 0.45 metres and 216.6 g/t gold over
0.4 metres. Ballad has reported high-grade assays from chip sampling of the El REY ("The King") Zone of between 0.08 g/t gold over 0.30 metres and 1,102.99 g/t gold over 0.35 metres and 4.1 g/t silver over 0.30 metres and 704.7 g/t silver over 0.35 metres from their initial work on the property.

SAN JUAN PROVINCE PROPERTIES - VALLE DE CURA AREA

The Valle de Cura region of northwest Argentina lies at the northern end of the well-defined El Indio metallogenic belt which straddles the Chile-Argentina border between approximately 29(degree) to 30.5(degree) South. This belt is defined by world-class high-sulphidation epithermal deposits, such as:
Pascua-Lama, Veladero, and El Indio-Tambo. Large-scale hydrothermal alteration and mineralization in the El Indio belt is associated with Miocene to Recent rhyolitic to dacitic volcanism; known ore is predominantly hosted within these volcanic rocks. Large colour anomalies are present in areas of strong argillic and advanced argillic alteration, these colour anomalies are easily distinguished in aerial photographs and Landsat images and are generally present in areas of significant mineralization.

In a 1997 agreement with the Company, Barrick subscribed to a $1.5 million private placement, of which the Company had to spend a minimum of $1,125,000 on its Valle de Cura properties in northwestern Argentina before August 17, 2000. An August 1999 agreement granted Barrick an option to earn a 50% interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle de Cura region for a US$250,000 payment and exploration expenditure commitments. In 2000, Barrick exercised warrants for net proceeds to the Company of $2.25 million, part of which were used to fund the Company's exploration program in the Valle de Cura region from October 2000 to March 2001. In December 2003, Barrick served notice that they would not be exercising the option to earn a 50% interest in either the Rio de las Taguas or Potrerillos properties.

RIO DE LAS TAGUAS PROPERTY

LOCATION AND ACCESS

The Rio de las Taguas property is located in northwestern San Juan province approximately six kilometres due east of Barrick's Pascua-Lama project which straddles the Chile-Argentina border. The property is roughly bisected by the Arroyo de los Amerillos, a tributary to the Rio de las Taguas, and is accessible by 4WD truck along Arroyo de los

Amerillos. Elevations range from 3,800 metres at the mouth of the Arroyo de los Amerillos to over 4,600 metres on the western boundary.

MINERAL TITLES INCLUDED IN RIO DE LAS TAGUAS

The Rio de las Taguas property comprises one cateo (File Number 0638-S-95, 1,820 hectares).

AGREEMENTS

The Company holds a 100% interest in the property. The property was the subject of an option agreement with Barrick between 1999 and 2003. See "Item 4. Information on the Company - History and Development of the Company" and "Item
4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Valle de Cura Area."

EXPLORATION HISTORY

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

In November 2000, a program of road construction and bulldozer trenching was carried out on the Ridge Zone to provide better access and rock exposure for detailed geological mapping and rock sampling. Approximately 3.5 kilometres of road were constructed, of which approximately 500 meters was in bedrock. Mapping and sampling of the new exposures and surrounding area were completed in late 2000. The geologic mapping showed the area to consist of a lower andesitic volcanic unit overlain by dacitic to rhyolitic pyroclastics. Alteration exposed in the road cuts is mainly sericite-clay ranging from weak to moderate in intensity. The strongest alteration effects appear to be associated with local structures of limited extent.

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

PLANNED FUTURE WORK

A series of exploration programs from 1999 to 2001 have defined significant potential for high-sulphidation epithermal mineralization at the Rio de las Taguas property. The Company is currently pursuing other partners for continued exploration of this drill-ready property.

POTRERILLOS PROPERTY

LOCATION AND ACCESS

The Potrerillos property is located north of the Despoblado flats and east of the Rio de las Taguas in northwest San Juan province, approximately 10 km due east of Barrick's Veladero deposit. Elevations range from 4,000 metres to over 5,100 metres in the northeast corner of the property. Access to most parts of the property is possible using 4WD trucks from the Veladero-Lama and El Toro roads.

MINERAL TITLES INCLUDED IN POTRERILLOS

The Potrerillos property comprises one cateo (File Number: 546010-L-94, 4,000 hectares).

AGREEMENTS

Potrerillos forms part of a group of three properties, which jointly have payments pending to the property vendor of $US 70,000 (Dec 20/04) and $US 170,000 (Dec 20/05) in addition to a one time payment of $US 1 million upon a positive feasibility study. The property was the subject of an option agreement between the Company and Barrick between 1999 and 2003. See "Item 4. Information on the Company - History and Development of the Company" and "Item 4.
Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Valle de Cura Area."

EXPLORATION HISTORY

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

The Company commenced a Phase I program of detailed geochemical sampling and geological mapping in late 1999. The Phase I program identified three targets for detailed follow-up work. The Panorama Zone in the central part of the property has returned grab samples assaying from nil to 0.63 g/t Au and from 1 g/t to 276 g/t Ag from a north-trending zone of quartz veining and silicification which has been traced for approximately 1 kilometre along strike. The Fabriana Extension zone, located on the western portion of the property, consists of a large area (800 meters x 300 meters) of altered volcanic rocks with grab samples returning strongly anomalous values in arsenic and scattered anomalous gold values. The Narelle Zone, on the northeastern part of the property, is a large (1.5 x 1 kilometre) zone of strongly silicified felsic volcanics with variably anomalous mercury and gold values.

In February 2000, a Phase II program consisting of ground geophysics (CSAMT), detailed geochemical sampling and geological mapping was commenced on the Fabriana Extension zone. The geophysical surveys outlined an east-west trending resistivity anomaly at least 500 meters in length which underlies felsic volcanic breccias with strong alunite alteration, strongly anomalous arsenic, and erratic anomalous gold values. In April-May 2000, a reverse-circulation drilling program was completed over the Fabriana Extension target. Nine holes totalling 1,785 meters were completed.

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

At Panorama, 15 rock samples were collected from the northern continuation of the zone from the area sampled in the 1999 - 2000 season through to the northern property boundary. Five of the fifteen samples returned strongly anomalous to very high gold and/or silver values, with the overall range in gold values being from <0.01 g/t to 15.4 g/t and in silver from 0.1 g/t to 2,900 g/t. Elevated mercury values ranging from <0.02 ppm to 4.93 ppm were also present.

PLANNED FUTURE WORK

A series of exploration programs from 1999 to 2001 have defined significant potential for high-sulphidation epithermal mineralization at the Potrerillos property. The Company is currently pursuing other partners for continued exploration of this drill-ready property.

GOLLETE

The Gollete property is located along the Pascua-Lama lineament in the Valle de Cura region, 25 km southeast of Barrick's Veladero property and 250 km northwest of San Juan. The Gollete property comprises one cateo (File Number:545243-L-94, 10,000 hectares).

Gollete is one of a group of three properties that the Company is earning a 100% interest in by making further payments to the property vendor of $70,000 (Dec
20/04) and $170,000 (Dec 20/05) in addition to a one time payment of US$1,000,000 upon a positive feasibility study. Pursuant to an option agreement dated September 22, 2003 between the Company and Cloudbreak, the Company granted to Cloudbreak an option to earn a 50% interest in Gollote in consideration for the issuance of 500,000 common shares of Cloudbreak to the Company (with a deemed value of $150,000), subject to TSX-V acceptance (the initial 500,000 shares have been received), an additional 350,000 shares by October 1, 2004, and exploration expenditures of US$1,000,000 over three years, with US$150,000 being spent in the first year, US$350,000 in the second year and US$500,000 in the third. There will be the option to increase the interest to 75 per cent by making additional exploration expenditures of US$1,000,000 in the fourth year; US$1,500,000 in the fifth year; issuing an additional 1,000,000 shares; and providing a comprehensive report on the results of the work performed up to the date of the report.

Initial work in 1999 on Gollete outlined areas of argillic and advanced argillic alteration, associated with anomalous gold geochemistry. Three potentially important areas of hydrothermal alteration, with features characteristic of high-sulfidation epithermal systems have been mapped on the property. Sampling returned anomalous gold values ranging from below detection to 0.168 ppm in rocks and from below detection to 0.168 ppm as well as anomalous As, Cu and Zn results. In early 2000, the Company completed additional rock and stream sediment sampling confirming the presence of potentially important alteration in the northern part of the property at the Condor Zone. Widespread argillic alteration and advanced argillic alteration occurs within an approximate 2.0 x
0.7 km area. Management believes a combination of hydrothermal alteration and favorable structure, as well as proximity to the Pascua-Lama and Veladero deposits, makes Gollete a significant target for epithermal precious metal mineralization.

ORTIGUITA PROPERTY

The Ortiguita property (File Number: 546369-L-94, 3,600 hectares) is located approximately 35 kilometers east-north-east of Barrick's Veladero property. Ortiguita forms part of a group of three properties, which jointly have payments pending to the property vendor of US$70,000 (Dec 20/04) and US$170,000 (Dec 20/05) in addition to a one time payment of US$1,000,000 upon a positive feasibility study. In early 2001, a short reconnaissance program was carried out, mainly directed at checking several color anomalies visible on satellite imagery. Eight rock and four stream sediment samples were collected; none returned anomalous values in gold or silver; anomalous Cu, Pb, Zn, As and Hg values were identified in stream sediment samples. Management believes that further work should be conducted on the property.

EL TORRO (PASO DE SOBERADO) PROPERTY

The Company holds a 100% unencumbered interest in the El Torro (Paso del Soberado) property (File Number: 546083-M-94, 873 hectares) located approximately 20 kilometres north-northeast of Barrick's Veladero property. The property was examined in early 2001. Several alteration zones were identified and 25 rock and stream sediment geochemical samples collected. Three of the rock samples returned anomalous gold values ranging from 0.26 to 0.51 g/t. All of the anomalous samples are of float material, with two of the three shedding from a NE-trending breccia zone containing quartz and alunite. Additional work to determine the extent of the mineralized breccia zone will be undertaken in the future.

DESPOBLADOS PROPERTY

Despoblados comprises two properties (File Number: 542242-L-94, 1,260 hectares) in the Valle de Cura region of northwestern San Juan Province. The Company holds a 100% interest in the property subject to the cateo being advanced to an exploitation phase. A payment of US$800,000 is due to Lirfer S.A after completion of a positive feasibility study. The western claim is located 15 km southeast of Barrick's Veladero deposit along the Pascua-Lama-Veladero lineament. Limited reconnaissance sampling and mapping has been completed on the western claim, while no work has been carried out on the eastern property. Management believes the property warrants further evaluation.

BANITOS (RONCHIETTO) PROPERTY

The Banitos property consists of one cateo (File Number: 546604-R-94, 5,230 hectares) in the Valle de Cura region of northwestern San Juan Province. The Company holds a 100% interest in the property; in the event of exploitation of the property, the property is subject to a royalty of US$960,000 paid in eight instalments to V. Ronchietto. Initial reconnaissance prospecting, geological mapping and geochemical sampling during 1999 and 2000 on Banitos have identified anomalous gold and pathfinder elements in rock and sediment samples. PIMA analyses have identified illite/smectite and kaolinite alteration minerals. In early 2002, CMG carried out a reconnaissance geological mapping and sampling program. This work indicated that much of the property is underlain by Tertiary age volcanic and sedimentary rocks which overlie gently dipping Permian age sedimentary rocks. Most of the 29 rock samples collected were of float material, and returned weakly anomalous gold values ranging from nil to a maximum of 0.04 g/t. Management believes the property merits further evaluation.

VELADERO PROPERTY

The Company holds a 100% unencumbered interest in the Veladero property in the Valle de Cura area. The property comprises two separate claim blocks (File
Number: 0477-S-95, 129.34 hectares) located contiguous with the Chilean border 10-15 kilometres south of Barrick's Veladero property. Alteration is evident on satellite images of the northern claim area. No groundwork has been carried out on the property and none is planned in the immediate future.

SAN JUAN PROVINCE PROPERTIES - NORTHWEST SAN JUAN

MOGOTE (ARTURO'S) PROPERTY

LOCATION AND ACCESS

The property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometers northwest of the city of San Juan, and bordering Chile.

MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote (Arturo's) property consists of one cateo and three discoveries of 8,009 hectares (19,790 acres) and five Minas. In 2004, Amera staked a number of claims adjoining the northwestern part of the Mogote project on the Chilean side of the border.
    ----------------------------------------------------------------------------
    NAME                FILE NUMBER          TYPE         OWNER         HECTARES
    ----------------------------------------------------------------------------
    -                   338579-R-92          Cateo        IMSA          2259
    ----------------------------------------------------------------------------
    Adela #1            425-098-A-2000       Discovery    N. Arturo     2000
    ----------------------------------------------------------------------------
    Mogotes Norte       520-0275-R097        Discovery    R. Viviani    1650
    ----------------------------------------------------------------------------
    Mogotes Sur         520-0274-R-97        Discovery    R. Viviani    2100
    ----------------------------------------------------------------------------
    Mogote 1            156.277-S-76         Mina         IMSA          48
    ----------------------------------------------------------------------------
    Mogote 9            156.285-S-76         Mina         N. Arturo     48
    ----------------------------------------------------------------------------
    Mogote 14           156.290-S-76         Mina         IMSA          48
    ----------------------------------------------------------------------------
    Mogote 4            156.280-S-76         Mina         IMSA          48
    ----------------------------------------------------------------------------
    Mogote 5            156.280-S-76         Mina         IMSA          48
    ----------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among the Company, Inversiones Mineras Argentinas S.A. and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, the Company may acquire a 100% interest in the property by making cash payments totaling $280,000. To date the Company has paid US$79,100. Subsequent payments are US$80,000 on December 6, 2004 (when the option is exercised); and US$110,000 on June 6, 2005. The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

In March 2001 the Company entered into an option agreement with Rio Tinto, whereby Rio Tinto could acquire up to a 70% interest in the property by meeting certain work commitments and cash payments to the Company. At the end of 2001, Rio Tinto elected not to continue with the option agreement due to budgetary constraints.

The Company signed a letter of Intent on March 6, 2003, with Amera, pursuant to which Amera could earn an undivided 51% interest in the Mogote (Arturo's) Property. To earn a 51% interest in the property, Amera must issue 1,650,000 common shares to the Company and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years. The Company has received the initial 100,000 shares and Amera is proceeding with work expenditures.

In addition, Amera agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote (Arturo's) Property. As at December 31, 2003, Amera had reimbursed the Company $192,952 and $4,902 remained outstanding and is included in amounts receivable. As at December 31, 2003 the Company had received 100,000 shares of Amera at a recorded amount of $45,000.

On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (which have been issued) to the Company and conducting an additional US $3 million of exploration expenditures over a three year period.

Amera has committed to spend the initial US$1,000,000 by May 30, 2005. Amera received approval from the TSX-V for this transaction on April 22, 2004. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are also officer, directors and/or employees of Amera. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Gold values ranged from nil to 0.13 g/t, with most of the anomalous samples coming from zones argillic and/or ferruginous alteration.

In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometers E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples. During January 2003 the Company carried out a four week detailed surface exploration program to establish drill targets for a Phase I drill program. The results significantly expanded the gold-copper exploration potential of the project.

During the period November 17 through December 14, 2003, Amera carried out an exploration program comprising detailed geologic mapping, ground magnetics, Induced Polarization ("IP"), trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within Oligocene volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong biotite, potassium feldspar, magnetite, and quartz vein alteration. Hypogene mineralization consisted of chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals to include malachite and antlerite.

A 600 metre trench was excavated over the Filo Este zone of potassic alteration and encountered 510 meters of continuous mineralization that averaged 0.196% copper and 0.331 ppm gold. Mineralization consisted of fracture controlled sulfates and oxides and as disseminations in wallrock and A-type quartz veins. Copper minerals were approximately 80% oxide and 20% sulfides with the sulfides consisting of chalcopyrite and bornite. Ground magnetics suggest a shallow porphyry system underlying Filo Este ridge with strong magnetite alteration that covers an area of at least 1.5 kilometres by 800 meters. The shallow depth of intrusion is indicated by a steep magnetic gradient and is consistent with the level of exposure of alteration and mineralization. Two other distinct magnetic sources were encountered at Filo Central and underlying the East Cirque area. The IP indicates several distinct copper sulfide bodies of 2-4% sulfide that are coincident with magnetite alteration on Filo Este.

FILO ESTE DRILLING

In March, 2004, Amera carried out a 1,475 metre, 5 hole dimond drill program and conduced further geological mapping and talus fine sampling on the northern part of the Mogote property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

------------------------------------------------------------------------------------------------------------
                                                                     g/t         g/t          %
------------------------------------------------------------------------------------------------------------
Drillhole           Total Depth   From        To         Interval    Gold        Silver       Copper
------------------------------------------------------------------------------------------------------------
                    (metres)      (metres)    (metres)   (metres)    (LWA)       (LWA)        (LWA)
------------------------------------------------------------------------------------------------------------
MOG-04-1            71.6          2.0         70.0       68.0        0.43        13.9         0.244
------------------------------------------------------------------------------------------------------------
MOG-04-1A           495.3         6.0         495.3      489.3       0.23        2.6          0.170
------------------------------------------------------------------------------------------------------------
including                         258.0       424.0      166.0       0.19        2.2          0.243
------------------------------------------------------------------------------------------------------------
and                               308.0       396.0      88.0        0.20        1.9          0.290
------------------------------------------------------------------------------------------------------------
MOG-04-2            315.4         2.0         315.4      313.4       0.16        1.9          0.171
------------------------------------------------------------------------------------------------------------
including                         196.0       315.4      119.4       0.21        2.8          0.248
------------------------------------------------------------------------------------------------------------
MOG-04-3            300.0         6.0         300.0      294.0       0.11        1.3          0.078
------------------------------------------------------------------------------------------------------------
MOG-04-4            292.9         2.0         292.9      290.9       0.23        3.1          0.104
------------------------------------------------------------------------------------------------------------

PLANNED FUTURE WORK

Amera is continuing to compile the data from the 2004 spring program to guide the next phase of exploration on the Mogote project.

LAS FLECHAS SOUTH 1-3

Las Flechas South is located in northwestern San Juan province, and is approximately 340 km northwest of San Juan City. The property is located between the Maricunga Au-Cu belt to the north and the El Indio-Pascua-Lama-Veladero Au-Ag-Cu belt to the south. The Company holds a 100% unencumbered interest in the the Las Flechas 1-3 cateos (339258-G-92, 339259-S-92 and 295858-G-90) and
Adela discovery (1796-G-95).

Las Flechas South formed part of an extensive land package in the area held by the Company and Viceroy Resource Corp. ("Viceroy"). Work completed to date at Las Flechas South has been limited to first-pass sampling and geological mapping. The claims, predominantly underlain by Tertiary volcanic rocks, cover a very prominent, large silicic-argillic hydrothermal alteration zone 15 square kilometres in size. In 1995 a 10-day program of prospecting, rock, silt and soil sampling and reconnaissance geological mapping was carried out. Silt samples collected in 1995 from creeks draining this anomaly returned elevated gold values ranging from negligible up to 0.122 ppm. Rock samples assayed from below detection up to 0.8 g/t gold. Management believes Las Flechas South represents an excellent exploration opportunity, which has seen only cursory work, and that further work has is recommended.

ARROYO CAJON DE LA BREA

The Arroyo Cajon de la Brea property is located east of Mina Macho Muerto, a historic copper occurrence along the Cajon de la Brea belt. The Company holds a 100% unencumbered interest in the Arroyo Cajon de la Brea property which comprises a single claim (File Number: 0617-S95, 4,440 hectares). Mineralization in the belt is characterized by vein and tourmaline-breccia related copper deposits. Copper mineralization and gold enrichment are related to distinct granitic and rhyolitic host rocks cut by quartz-feldspar porphyry dykes. A date from one of these dykes yielded an Eocene age (52 Ma). Initial rock and stream sediment sampling on Arroyo Cajon de la Brea identified anomalous As, Zn, Ba, V and Sr values. No work has been completed on the project since 1997 and none is planned in the immediate future.

SAN JUAN PROVINCE PROPERTIES - GUALCAMAYO AREA

Gold Mineralization in the Gualcamayo area is spatially and genetically related to porphyritic Tertiary intrusive rocks including small stocks, plugs, and dykes. Mineralization occurs as proximal skarn (Magdelena, Emilia Innes, General Belgrano) and as distal disseminated sediment-replacement bodies (Quebrada del Diablo, Omar, Pirrotina) both of which are hosted within limestone and calcareous siltstone units. The Quebrada del Diablo (1.35 million ounces gold @
1.2 g/t) and several other important exploration targets were discovered during the late 1990's by a joint venture partnership between Viceroy and the Company. The Company has since divested its portion of the joint venture agreement, but retains a 2% N.S.R. on the deposits.

QUEBRADA DEL DURANZO

The Company holds a 100% interest in the Quebrada del Duranzo property (File Number 339149-L-93, 8,000 hectares) in the Gualcamayo area of the Pre-Cordillera. The property is subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.. The property covers geological environments prospective for gold and copper-gold skarn or carbonate replacement mineralization.

SIERRA PESCADO I & II

The Sierra Pescado property is located in northeast San Juan province to the south of the Quebrada del Diablo target comprises Sierra Pescado I (File Number:
338073-E-92, 800 hectares) and Sierra Pescado II (File Number: 425-185-2001, 2,080 hectares). The Company holds a 100% interest in the property subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.. Prospecting and geochemical sampling was carried out in late 1999 on the Sierra Pescado I and II claims. The results from this preliminary examination indicate the presence of skarn-style alteration associated with anomalous gold values which range from detection up to 0.19 g/t gold.

SIERRA YANSO

The Sierra Yanso cateo (File Number: 546145-L-94, 9,997 hectares) is located to the southeast of the Quebrada del Durazno property. The Company holds a 100% interest in the property subject to a payment of US$800,000 after completion of a positive feasibility study to Lirfer S.A.

SAN JUAN PROVINCE PROPERTIES - OTHER AREAS

CHINGUILLOS

The Chinguillos property a cateo (File Number: 0616-S-95, 3,610 hectares) plus manifestation, is located in the Pre-Cordillera of northern San Juan Province, approximately 215 kilometers north of the city of San Juan. The Company holds a 100% unencumbered interest in the property. In the southwestern part of the property, strong argillic alteration is developed over a one by two kilometre area underlain by dacite intrusive. Thin carbonate veins occur within the alteration zone and samples of the vein material are strongly anomalous in copper, arsenic, nickel and cobalt. Gold values range from nil to 0.04 g/t. Initial rock samples also returned anomalous Cu, As, Sb, Ni, Co, and Zn values. Management believes additional follow-up mapping and sampling are recommended for the property.

GUARDIA VIEJA

The Guardia Vieja propert comprises one claim (File Number: 0294-F-18-95, 3,407 hectares) located 150 kilometers northwest of San Juan city. The Company holds a 100% unencumbered interest in the property. To date only a short visit has been make to the property by Company geologists but initial evaluation of satellite imagery indicates the presence of a color anomaly associated with a linear structure that cuts across the property in a northeast-southwest direction. Management believes a field evaluation of the property is warranted.

ARROYO DE LOS DIFUNTOS

The Arroyo de los Difuntos property is located 140 kilometers southwest of the city of San Juan, in the Cordillera Principal, and comprises one cateo (File
Number: 0224-F18-95, 3,125 hectares). The Company holds a 100% unencumbered interest the property. Arroyo de los Difuntos was visited by Apex Geoscience Ltd. in March 1997. Apex reported localized zones of hydrothermal alteration and skarning, and anomalous lead, nickel, cadmium, manganese, barium and vanadium in rock grab samples collected near the southern claim boundary. Additional sampling and prospecting to evaluate the alteration zones is warranted.

PORTEZUELO DE AGUA NEGRA

The Company holds a 100% unencumbered interest in the property that is located northwest of San Juan and south of the Valle de Cura area. The property comprises one Cateo (File Number: 0855-M-95, 1,424.2 hectares). No groundwork has been carried out on the property to date by the Company and management believes an evaluation is recommended.

FILO DE LAS OPENAS

The Company holds a 100% unencumbered interest in the Filo de las Openas property, located in northern San Juan province, 50 kilometres by road from the town of Rodeo. The property comprises one Cateo (File Number: 0639-S-95, 5410 hectares). The property covers the contact between altered host sedimentary rocks and the Permian Colanguil muscovite-granite pluton. A 1997 reconnaissance program of the property by Apex Geoscience Ltd. identified a 500 x 200 metre alteration zone on the northwestern quadrant of the claim returned anomalous Au, Ag, Ba, Cu, Zn, Mo, Ni, Co, Cd, As, Sb and Te. Rock samples from the area returned anomalous Cu, Ni, Co, As and Cr results. No further groundwork has been carried out on the property to date by the Company.

PORTEZUELO TORTOLAS

The Portezuelo Tortolas property is located in central western San Juan province, 15 km southeast of Tambo. The Company holds a 100% unencumbered interest in the property which comprises one Cateo (File Number: 0224-F18-95, 4,500 hectares). No groundwork has been carried out on the property to date by the Company; however, management believes a reconnaissance evaluation is warranted.

CERRO DEL SALADO

The Cerro del Salado property is located east of the Valle de Cura, approximately 70 km southeast of Barrick's Veladero project. The Company holds a 100% unencumbered interest in the property which comprises one cateo (File
Number: 295687-G-90, 2,413 hectares). The claim covers the contact between a Permian granitic pluton and host Carboniferous clastic sedimentary rocks. Exploration targets include gold and base metal veins. Initial evaluation of the project was carried out in 1995. Results from stream sediment samples collected on the project ranged from below detection up to 0.093 ppm Au. No groundwork has been carried out on the property since 1995 but follow-up of anomalous geochemistry is recommended.

PELAMBRES 2

The Pelambres 2 property (100% owned by the Company) is located along the Chilean-Argentine border in the southwestern corner of San Juan province. It is a type of tenure called a discovery (File Number: 520-0626-97, 345 hectares) and was staked to cover extensions of prospective rocks onto open ground. No work is currently planned on this property.

                              [Peru Property Map 1]

PERUVIAN PROPERTIES

RIO TABACONAS PROPERTY

PROPERTY DESCRIPTION, LOCATION, AND ACCESS

The 9,000 hectare (22,230 acres) Rio Tabaconas property is located in northwestern Peru, approximately 35 kilometres south of the southernmost tip of Ecuador and 760 kilometers NNW of Lima. Access to the property is by road from the city of Chiclayo, approximately a 12-hour trip.

Pursuant  to  an  agreement   between   IMPSA  Peru  and   Sociedad   Minera  de
Responsabilidad  Limitada  Don  Alberto,  JJ De Piura  and  Sociedad  Minera  de
Responsibilidad Limitada Nova JJ de Piura dated Janury 24, 1997, as amended on January 31, 2000, August 22, 2000, April 24, 2001, December 23, 2002, and August 15, 2003, IMPSA Peru acquired an option from J and J Madueno Bustamante to purchase a 100% interest in three concessions totalling 2,890 hectares (7,138 acres) in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, IMPSA Peru owns nine claims totalling 5,400 hectares (13,338 acres), which surround and overlie the optioned concessions. An additional 2,700 hectares (6,669 acres) were added during 2003. Collectively these are known as the Rio Tabaconas project. The terms of the option agreement require an aggregate sum of US$1,500,000 payable over seven years and an exploration program totalling US$525,000 over three years (the exploration commitment has been fulfilled). On June 28, 2002, the Company suspended further exploration activities at the Rio Tabaconas project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company is making progress towards the finalization of an agreement with the local community. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under the option agreement. On August 1, 2003, the Company commenced paying US$1,500 per month to the optionor as compensation until the Company can reach an agreement with the local community. Accordingly, the Company and the optionor have revised the timing of the remaining US$1,315,000 option payments.

Of the total option payments US$185,000 has been paid. The remaining payments and due dates were: US$100,000 on December 20, 2003, US$200,000 on December 20, 2004 and US$1,015,000 when the option will be executed on commencement of commercial exploitation of the property. Alternatively, in the event commercial exploitation of the production does not occur, the payments are to be made in four installments of US$200,000 commencing August 20, 2005 and subsequent installments on December 30 of each following year, with a final installment of US$215,000 due December 31, 2009. In the event that commercial production commences during this period, the full remaining balance is due within 20 days of production start-up. As a result of the declaration of force majeure all the above dates have been delayed until the Company removes its declaration of force majeure. At that point the timing will allow the Company to make these payments based on the elapsed time added to the original committed dates.

During the 2004 fiscal year, $50,000 will be used to pay government charges (known as "canons") for the right to do exploration work. These charges are the Company's responsibility and are not credited to option payments or exploration program requirements.

GEOLOGICAL SETTING

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

EXPLORATION HISTORY

The first modern examination of what is now the Tabaconas property was conducted in the late 1980s when a government-funded Peruvian-German consortium re-opened the old mine workings on Cerro Tablon and carried out experimental geochemical and geological studies in the mine area. The Company acquired the property in January 1997.

The Company carried out brief property examinations in 1997 and 1999. During mid-2000, The Company carried out a four-week exploration program. In November 2000, a helicopter-borne electromagnetic ("EM") and magnetic survey was flown over the property. The magnetic results provided a structural framework for the whole property, and showed the presence of a number of well-defined east-northeast-trending magnetic features. This east-northeast structural trend is an important element at some large mineral deposits in northern Peru, including Yanacocha, Antamina and Magistral.

In July 2001 a pre-drilling surface exploration program was carried out and in September 2001, a 33 hole, 1,600-meter diamond drill program was undertaken. The drill program tested three areas (Tablon, Tablon West and La Union Ridge) on Cerro Tablon. Other exploration conducted simultaneously included grid-based soil sampling, geological mapping and trenching. The most recently completed work program was conducted from February to March of 2002. The program incorporated IP-resistivity and magnetometer surveys, detailed geological and structural mapping, and rock, soil, and stream sediment geochemical sampling. The results of this program facilitated preparation of the proposed 3,000-metre drill program. This program was put on hold due to unresolved issues with the local communities.

MINERALIZATION AND PROPERTY GEOLOGY

Several distinct styles of intrusive-related gold mineralization are present in fifteen named zones at the Rio Tabaconas property. Known mineralization at Cerro Tablon consists of gold-rich massive sulphide bodies (pyrrhotite-pyrite-sphalerite-galena-chalcopyrite) which replace limestone and occur as stratabound, fault-related, and intrusive contact-related bodies. In addition to these carbonate-replacement bodies, Cerro Tablon also hosts potential for structurally-controlled mineralization at the North and La Union Zones. On Cerro Las Minas, bulk-tonnage, disseminated gold mineralization is associated with strong to intense phyllic alteration at the West Breccia and Peak Zones, while high-grade lode-gold occurs within quartz vein/shear zones at Minas Sur and La Catedral. Elsewhere on the property, anomalous rock, soil, and silt samples demonstrate potential for additional discoveries.

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

CERRO TABLON MINERALIZATION

There are seven named targets at Cerro Tablon, six of which have been classified as drill-ready. These are, in order of importance: the Tablon Main, Tablon West, Tablon South, Tablon Southwest Extension, La Union, North, and Sphalerite Creek Zones. Gold-rich massive sulphide boulders (22 samples average 9.3 g/t Gold) derived from the Tablon Main and West zones now lie at the base of Cerro Tablon in Quebrada de las Minas. These boulders originally drew the attention of the Company's geologists and led to the discovery of outcropping mineralization on Cerro Tablon.

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

Mineralization at the Tablon Main Zone consists of massive to semi-massive, fine- to medium-grained pyrrhotite, pyrite, sphalerite, galena, and chalcopyrite. Gold grades commonly range from several grams per tonne to approximately 30 g/t with rare intervals returning up to 118 g/t Au. Sulphide bodies are generally massive to semi-massive and often include sulphide veinlet or "stringer" zones below the massive sulphide body. Visible gold has been noted within veinlet-style mineralization. Massive sulphides (mantos) at the limestone/footwall andesite contact are commonly several metres thick (up to
7m). Fault related and intrusive contact related mineralization is quite variable in size and morphology; drillhole intersections range up to 16.4 metres. Significant intersections from the 2001 drill program include:
--------------------------------------------------------------------------------
DDH               From (m)         To (m)           Length (m)        Gold (g/t)
--------------------------------------------------------------------------------
RT01-06           9.07             30.48            21.41             3.10
--------------------------------------------------------------------------------
RT01-07           10.08            30.00            19.92             2.41
--------------------------------------------------------------------------------
RT01-11           15.54            18.20            2.66              14.20
--------------------------------------------------------------------------------
RT01-13           13.41            38.83            25.42             8.78
--------------------------------------------------------------------------------
RT01-15           17.68            19.36            1.68              5.47
--------------------------------------------------------------------------------
RT01-16           16.17            20.07            3.9               13.18
--------------------------------------------------------------------------------
RT01-21           1.52             10.97            9.45              5.08
--------------------------------------------------------------------------------
RT01-22           47.44            50.3             2.86              15.22
--------------------------------------------------------------------------------
RT01-29           34.85            51.25            16.4              17.99
--------------------------------------------------------------------------------
RT01-29           42               44.15            2.15              118.10
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

Geophysical results on Cerro Las Minas correlate extremely well with the known mineralized zones and suggest that mineralization extends further than previously known. The West Breccia and Peak zones are defined by high chargeability responses and are connected by a zone of moderate chargeability. The Minas Sur Zone occurs at the southeast end of a strong, linear chargeability anomaly which extends at least 500 metres to the northwest and is open in that direction. Management considers Minas Sur to be a high priority drill target.

FUTURE WORK PLANNED

The Company has continued to maintain the Rio Tabaconas properties in Peru in good standing, although the "force majeure" provision of the contact has been invoked until a resolution of the local cultural, developmental and environmental concerns pertaining to mining activities in the region can be addressed. The Company and the optionor have revised the timing of the remaining US $1,315,000 option payments. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period. Upon reaching an agreement with the local communities the Company plans to proceed with a Phase II diamond drill program. This program will include drilling of targets on Cerro Tablon, Cerro Las Minas and possibly other areas of the property. Management expects to revise the term of the option agreement upon resolution of this issue.

ALTO CHICAMA PROPERTIES

During 2002, the Company acquired, through staking, 8,000 hectares (19,760 acres) of mining property in the Alto Chicama area, La Libertad Department. After a brief geological evaluation the Company has decided not to carry out any further work on the properties.

PRINCIPAL OFFICE

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company leases its office space from Beauregard Holdings Corp. ("Beauregard"). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

On September 1, 2002 the Company started to share office facilities, capital assets and personnel with Amera. During the fiscal year ended December 31, 2003, the Company received $35,110 (2002 - $6,000) from Amera. See "Item 7. Major
Shareholders and Related Party Transactions - Related Party Transactions." For the three month period ending on March 31, 2004, the Company has received $21,315 (2003 - $6,000) from Amera.

OTHER ASSETS

INVESTMENT IN IMPSA

The Company directly owns 80% of the issued share capital of IMPSA (BVI) and owns the remaining 20% through its wholly-owned subsidiary, IHC. IMPSA (BVI) has one wholly-owned subsidiary, IMPSA Peru, which owns or has a right to own, through an option agreement and staked claims, the property known as Rio Tabaconas. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Peruvian Properties - Rio Tabaconas Property."

MARKETABLE SECURITIES

In connection with the exchange of the Company's interest in Minas Barbados, the Company received, net of the distribution to its shareholders, 660,000 Viceroy Common Shares. As at December 31, 2003, the Company held shares in Viceroy, Quest Capital and Spectrumgold with a quoted market value of $161,546. The Quest and Specreumgold shares were received as a result of the reorganization of Viceroy.

The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration. As at December

31, 2003 the Company held 600,000 shares of Amera Resources Corporation with a quoted market value of $546,000 and 500,000 shares of Ballad Gold & Silver Ltd. with a quoted market value of $325,000. It is the Company's intention to sell the marketable securities so as to maximize its return.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

CRITICAL ACCOUNTING POLICIES

Reference  should be made to the change in  accounting  policy  and  significant accounting policies contained in notes 2 and 3 of the December 31, 2003 consolidated financial statements of the Company attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

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

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the consolidated financial statements attached hereto, direct costs related to the acquisition and exploration of mineral properties held or controlled by it have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

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

The Company's consolidated financial statements were prepared on a going concern basis which assumes that it will be able to realize assets and discharge liabilities in the normal course of business.

The Company's consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in
Note 10 of the consolidated financial statements of the Company included herein. The noon rate of exchange on June 22, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.3592 (US$0.7357 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company and its subsidiaries' functional currency is the Canadian dollar. The majority of the Company's cash deposits and accounts are in Canadian funds. The Canadian dollar varies under market conditions, the continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company's operations and financial position. See "Item 3. Key Information - Risk Factors - Currency Fluctuations".

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company's accounting policy is to defer all direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a write down is taken for any expected loss on the project or property. At December 31, 2003, the Company had capitalized $3,719,087 (2002 -$3,181,277; 2001 - $2,777,458) on its Argentine properties and
$3,164,554 (2002 - $2,666,450; 2001 - $1,803,714) on the Peruvian properties.

To date the Company has financed its activities by the issue of common shares. During the year ended December 31, 2001, the Company completed two private placements of 3,000,0000 units, at a price of $0.26 per unit, for net cash proceeds of $746,250, and 2,063,000 units, at a price of $0.38 per unit, for net cash proceeds of $717,006. Each unit consists of one common share of the Company and one half non-transferable share purchase warrant. Each whole warrant from the placement of 3,000,000 units entitled the holder to purchase one common share of the Company, at a price of $0.40, on or before July 3, 2002. In addition to the 3,000,000 units, Agent's warrants to purchase 259,000 common shares, for the exercise price of $0.35 per share, on or before July 3, 2002 were also issued. None of the $0.40 and $0.35 warrants were outstanding as of December 31, 2003. Each whole warrant from the placement of 2,063,000 units entitled the holder to purchase one common share of the Company, at a price of $0.45, on or before March 31, 2003, and the Company also issued Agent's warrants to purchase 206,300 common shares, for the exercise price of $0.45, on or before March 31, 2003. As of December 31, 2003, none of the warrants with an exercise price of $0.45 remained outstanding.

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

         iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000, net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003. Certain directors have purchased 191,111 units.

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

During the year ended December 31, 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850 which closed in April 2003. Each unit consisted of one common share and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. In addition, options and warrants were exercised which resulted in cash proceeds of $3,931,624 to the Company during the year.

In February 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of costs of $342,500. In addition the Company has received $2,779,149 from the exercise of warrants and options from January 1 to May 31, 2004.

During the year ended December 31, 2001, the Company did not issue any common shares on the exercise of warrants. During the year ended December 31, 2002, the Company issued 2,085,361 common shares on the exercise of warrants and agents warrants for $837,512. During the year ended December 31, 2003, the Company issued 5,074,996 common shares on the exercise of warrants and agents warrants for $3,035,765. As of December 31, 2003, the Company had reserved 6,042,448 common shares for issuance upon the exercise of outstanding warrants.

Cash on hand at March 31, 2004 was approximately $8,000,000. During the nine month period from March 31, 2004 to December 31, 2004, the Company has no planned exploration expenditures in Argentina for the Valle del Cura region, the Gualcamayo region, or the NW San Juan region. The Company plans to expend $2,100,000 on the Phase II drilling program at the Navidad project. In the event the reorganization is approved, management believes Golden Arrow will expend $350,000 on an initial drill program at the Laguna de los Toros property and $200,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru during the nine month period from March 31, 2004 to December 31, 2004.

RESULTS OF OPERATIONS

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

The Company reported a consolidated loss of $3,418,418 ($0.11 per share) in 2003, an increase of $1,978,312 from the loss of $1,440,106 ($0.06 per share) in 2002. The increase in the loss experienced by the Company in 2003, compared to 2002, was due to a number of factors of which $1,705,940 can be attributed to operating expenses and $272,372 to non-operating items.

In early 2003 the Company focused its efforts on its Navidad Project in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. Phase I of a drilling program commenced in November 2003 and continued into March 2004. A second phase is scheduled to commence in May 2004. Management believes that the Navidad Project is worthy of its primary interest and accordingly has focused the majority of its available resources on this project and expects to continue to do so. The Company has continued to maintain the Rio Tabaconas properties in Peru in good standing, although the "force majeur" provision of the contact has been invoked until a resolution of the local cultural, developmental and environmental concerns pertaining to mining activities in the region can be addressed. On December 15, 2003 Barrick served notice that it would not be exercising its option on the Potrerillos or Rio de las Taguas properties and the Company is pursuing other partners for the continued exploration of these drill ready projects. The Company entered into a number of joint venture agreements which resulted in the farm-out of several of its properties.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline, commenced an action against the Company seeking damages and a constructive trust over the Navidad Area Properties. See "Item 8. Financial Information - Legal Proceedings." The Company believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. As of the date of this annual report, the outcome is not determinable.

The Company's 2003 operating expenses were $3,164,216 an increase of $1,705,940 from 2002. A significant portion of the increase for 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected prospective application, effective January 1, 2003. Previously options granted to the Company's directors and employees were only disclosed on a pro forma basis in the notes to the Company's consolidated financial statements. During 2003 the Company recorded a non-cash compensation expense of $1,487,235 relating to stock options granted to the Company's employees, directors and consultants. In 2002, the Company recorded an expense of $128,260 for stock options granted to its consultants and disclosed a pro forma charge of $140,840 for stock options granted to its directors and employees. Had the Company applied retroactive treatment it would have recorded an expense of $269,100 for 2002. Much of the balance of the increase in the operating expenses can be attributed to the Navidad Project program: (1) Corporate development and investor relations increased $103,333; (2) General exploration increased $46,638; (3) Travel increased $25,465. The increase of $124,935 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action.

The Company recorded a gain of $481,779 on the optioning of properties to Ballad and Amera.

The Company wrote down the value of its mineral properties and deferred costs by $776,626 in 2003. This adjustment of property values reflects the expiration of the agreement with Barrick on the Company's Valle de Cura area properties. In 2002 the Company did not write off any mineral properties and deferred costs.

Interest and other income was $66,561 in 2003, an increase of $39,976 from 2002, primarily as a result of an increase of funds on deposit.

In 2003 the Company received cash proceeds of $6,467,245 from the sale of common shares less costs of $188,850. The Company's total assets increased from $7,432,489 at December 31, 2002 to $12,097,844 at December 31, 2003. The
Company's cash position at December 31, 2003 was $4,454,241 an increase of $3,018,117 from December 31, 2002.

On May 3, 2004 the Company announced a proposed corporate reorganization. See "Item 4. Information on the Company - History and Development of the Company." The effect of the reorganization will be to transfer the Transferred Assets to Golden Arrow. The Company will retain the Navidad Properties and will be responsible for the Company's accounts payable. The Company's shareholders will receive Golden Arrow common shares which will result in an identical percentage ownership by the Company's shareholders before and after the reorganization.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

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

As a result of extremely encouraging results from Phase I drilling in the fall of 2001, the Company continued to focus its main exploration activities on the Rio Tabaconas project in Peru for the first half of 2002 by carrying out extensive pre-drill work to further define drill targets on the property's most advanced gold zones, Tablon and Cerro Las Minas. As a result of the pre-drill program the potential size of the mineralized zone was significantly expanded. A substantial follow up Phase II drill program was developed to test the identified drill targets. In order to obtain financing for the work. The Company proceeded with an extensive market awareness program and investor relations campaign throughout North America and Europe with the assistance of several consultants. During the first six months of 2002 the Company raised net equity proceeds of $1,659,827 for further exploration and property payments in Peru and Argentina and general working capital.

By the middle of the year the Company acquired an additional 8,000 ha (10,851.3 acres) in Northern Peru and increased its properties in the Patagonia region in southern Argentina during the remainder of the year to a total of 91,423 ha (124,007 acres) as compared to 7,650.3 ha (10,377 acres in 2001).

As a result of the Provincial and Municipal elections in Peru held in November 2002 and the substantial investment required to advance the Rio Tabaconas project through the next exploration stage, in June 2002 the Company announced its intention to take a more measured approach to exploration on the Rio
Tabaconas project to ensure that all local cultural, developmental and environmental concerns in the region have been addressed. See "Item 4.

Information on the Company - Properties, Plants and Equipment - Principal Properties - Peruvian Properties - Rio Tabaconas Property." The Company intends to conduct further exploration only after an agreement with the local community of Tamborapa has been finalize.

In the meantime, the Company devoted its attention to aggressively assessing its grass roots properties, acquiring and advancing some of the exciting projects in Argentina such as Las Bayas and lately the Navidad Project.

Through out the year exploration on the Potrerillos and Rio de las Taguas properties was on hold pending a resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick. The property option agreement due to expire on November 30, 2002, was extended by mutual consent to allow Barrick's technical team to review additional properties of the Company. Subsequent to the year end, Barrick and the Company agreed to extend the Selection Notice Period in the option agreement from November 30, 2002 to December 30, 2003. In return for the extension Barrick paid US$65,000 which was used to make payments to maintain the option properties in good standing.

As a result of the above corporate activities there were increases in to the following expenses: (i) Administration and management services - $4,218; (ii) Bank charges and interest - $3,028; (iii) Corporate development and investor relations - $161,175 of which $51,417 reflects the cost of full time investor relations staff, $51,906 for investor relations consultant, $30,223 for various media advertising and $25,323 for international and other conferences; (iv) General exploration - $70,446 as a result of an aggressive examination of grassroots properties mainly in the Patagonia region; (v) Printing - $10,171 mainly for investor presentation material; (vi) Professional fees - $67,776 which relates to the ongoing North America and European market awareness program; (vii) Salaries and employee benefits - $998 reflects a slight increase in administration wages and benefits cost; (viii) Stock based compensation - $128,260 for stock options granted to consultants, as required by the CICA Handbook Section 3870 effective January 1, 2002; (ix) Telephone and utilities - $ 9,230 due to the increase in correspondence with Europe, North America and South America; (x) Transfer agent and regulatory fees - $20,235 as a result of the increase in equity financings; (xi) Travel and accommodation - $42,745 mainly due to the European market awareness and investor relations program and trips to Peru and Argentina for property negotiations.

The following expenses decreased for the year: (i) Amortization and depreciation
- $1,885; and (ii) Office and sundry - $3,052 as a result of cost recovery from a private company sharing office space; (iii) Rent, parking and storage - $754 as a result of cost recovery from a private company sharing office space;

During 2002 the Company did not write-off of mineral claims and deferred costs, compared to a write off of $21,483 in 2001. The mineral claims written off during 2001 were 100 % owned by the Company.

Interest and miscellaneous income reported for 2002 was $26,585 a decrease of $70,695 from $97,280 reported in 2001 as a result of lower interest rates paid on funds on deposit and no overhead charge for the exploration expenditures on the Valle de Cura property allowed under the Barrick agreement.

During 2002, the Company did not dispose of any common shares of Viceroy. The Company sold 100,000 Viceroy shares in 2001 for cash proceeds of $16,966 resulting in a loss or $6,534. No provision was required for Marketable Securities for the year ended 2002 as compared to $22,483 in 2001.

The Company's total assets increased from $5,487,374 at December 31, 2001 to $7,432,489 at December 31, 2002. The increase is attributed to the equity financing conducted by the Company through four private placements and exercise of warrants and stock options issuing 7,958,387 common shares for proceeds of $3,458,382 before deducting share issue costs of $194,056.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

The Company reported a consolidated loss of $881,875 ($0.06 per share) in 2001, a decrease of $1,142,565 from the loss of $2,024,440 ($0.17 per share ) in 2000. The decrease in the loss experienced by the Company in 2001, compared to 2000, was due to an decrease in operating expenditures of $257,840 and non-operating cost of $884,725.

During the 2001 fiscal year, the Company focused its main exploration activities on the Rio Tabaconas properties (formerly known as Tamborapa properties) in Peru. The exploration activities consisted of a pre-drill program during July, followed by a Phase One, 1,600 meter (30 hole) diamond drill program in September. The Company also carried out a small exploration program in the Patagonia region by staking a total of 7,650.3 ha (10,377 acres). The emphasis from Argentina to Peru resulted in the Company reducing the amount of activities in corporate development and investor relations and financing for the year.

As a result the following expenses decreased in 2001 as compared to 2000: (i) Amortization and depreciation - $7,229 as a result of fewer additions to capital assets; (ii) Corporate development and investor relations -$90,884 as a result of a one time media promotion, $42,340 paid in the previous year and $7,300 due to attending fewer conferences, $4,000 for reduced new release dissemination and $37,244 to reflect a reduction in investor relations staff cost; (iii) General exploration - $27,273 as a result of less general exploration work; (iv) Office and sundry - $3,095; (v) Printing - $9,812; (vi) Professional fees -$135,808 of which $36,964 related to services provided in Argentina and $80,000 for a one time cost paid in the previous year and $13,971 due to reduced legal fees; (vii) Telephone and utilities - $9,667 as a result of less investor relations work;
(viii) Travel and accommodation - $6,798.

The following expenses increased during the 2001 fiscal year as compared to 2000: (i) Administration and management services - $1,440 ; (ii) Bank charges and interest - $ 386; (iii) Rent, parking and storage - $ 4,301 which reflects a full year as compared to a partial year for the additional office space; (iv) Salaries and employee benefits - $25,801 which reflects the cost of a full time administrative assistant and a full year for actual remuneration and applicable taxes which had been cut back in the prior year; (v) Transfer agent and regulatory fees - $798.

During 2001 the Company wrote off $21,483 of mineral claims and deferred cost as compared to $789,953 in 2000. The mineral claims were 100% owned by the Company.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2003 was $4,454,241 an increase of $3,018,117 from December 31, 2002. Total assets increased from $7,432,489 at December 31, 2002 to $12,097,844 at December 31, 2003, funded primarily from the issue of common shares for net proceeds of $6,352,774. See "Item 5. Operating and Financial Review and Prospects - Overview."

The Company has capitalized expenditures of approximately $1,500,000 subsequent to December 31, 2003 on the Navidad Project related to the Phase I drilling program which continued into March 2004.

As at May 31, 2004 the Company had working capital of approximately $7,600,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase II budget for the Navidad Project has been approved in the amount of $2,100,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

As at December 31, 2003 the Company's accounts payable and accrued liabilities included approximately $250,000 of costs related to the Phase I Navidad drilling program which was underway at that date. The balance was for normal operating expenses and accruals for professional fees. The March 31, 2004 accounts payable and accrued liabilities included approximately $500,000 of costs related to the Navidad drilling program which was completed in early 2004.

During the period from January 1, 2004 through December 31, 2004, the Company has property payments and rent (on the Company's offices) obligations totalling $324,000.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


                                                                     Payments Due by Period
                                                           Less than 1                                  More than 5
                                               Total           Year         1-3 Years     3-5 Years        Years
--------------------------------------------------------------------------------------------------------------------
Contractual Obligations                    $2,427,000     $247,000        $538,000       $270,000      $1,372,000
Long-term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations                $205,000       $77,000         $128,000
Purchase Obligations
Other Long-Term Liabilities Reflected in
the Company's Balance Sheet under the
GAAP of the Primary Financial Statements
--------------------------------------------------------------------------------------------------------------------
Total                                      $2,632,000     $324,000        $666,000       $270,000      $1,372,000
====================================================================================================================


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST              PERIOD OF SERVICE AS A
  NAME, AGE AND POSITION (1)<F1>                      FIVE YEARS(2)<F2>                      DIRECTOR/OFFICER
-----------------------------------------------------------------------------------------------------------------------
GERALD G. CARLSON -                       President and Director of Copper         Chairman since February 15, 1999.
Chairman and Director                     Ridge Exploration Inc., a public
Age 58                                    British Columbia mineral exploration     Director since February 15, 1999.
                                          company from March 2002 to present.
                                          President of Nevada Star Resources
                                          Corp, from March 5, 2002 to present.
                                          President and CEO of LaTeko
                                          Resources Ltd. from December 1996 to
                                          February 2002.
-----------------------------------------------------------------------------------------------------------------------
JOSEPH GROSSO -                           Director and officer of the Company      President since February 1990.
President, Chief Executive Officer        since February 1990.  President of
and Director                              Oxbow International Marketing Corp.,     Chief Executive Officer since
Age 66                                    a private British Columbia company.      February 1990.

                                                                                   Director since February 1990.
-----------------------------------------------------------------------------------------------------------------------
ARTHUR LANG  -                            Chief Financial Officer of the           Chief Financial Officer since April
Chief Financial Officer,                  Company since April 2, 2004.             2, 2004.
Vice-President, and Director              Consultant providing financial
Age 60                                    management services to various           Vice-President since April 2, 2004.
                                          clients from 1999 to April 2004
                                          through Arthur G Lang Inc., a            Director since April 2, 2004.
                                          private British Columbia company.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST              PERIOD OF SERVICE AS A
  NAME, AGE AND POSITION (1)<F1>                      FIVE YEARS(2)<F2>                      DIRECTOR/OFFICER
-----------------------------------------------------------------------------------------------------------------------
NIKOLAOS CACOS -                          Corporate Secretary and                  Secretary since June 25, 1998.
Corporate Secretary and Director          Vice-President Investor Relations of
Age 37                                    the Company since 1993. Director of      Director since June 20, 2002
                                          Info Touch Technologies, a
                                          technology company, since August
                                          1998.  President and CEO of Gatco
                                          Technology Corp. a capital pool
                                          corporation, from May 2000 to Oct.
                                          2001.  President and director of
                                          Amera Resources Corporation, a
                                          private British Columbia company,
                                          since April 2000.
-----------------------------------------------------------------------------------------------------------------------
SEAN HURD  -                              Investor relations manager for the       Director since September 2001.
Director                                  Company  from June 2002 to present
Age 37                                    and director since September 2001.
                                          Investor relations manager for Mercury
                                          Scheduling  Systems  Inc.  from August
                                          2001  to  March  31,  2002.   Investor
                                          relations manager for the Company from
                                          June  2000 to  August  2001.  Investor
                                          relations  for  Senate   Capital  from
                                          February 1996 to May 2002.
-----------------------------------------------------------------------------------------------------------------------
ROBERT STUART (TOOKIE) ANGUS              Director of the Company from May         Director since May 2003
Director                                  2003 to present.  Managing Director,
Age 55                                    Mergers and Acquisitions, Endeavour
                                          Financial Ltd., November 2003 to
                                          present. Partner in law firm, Fasken
                                          Martineau DuMoulin LLP from February
                                          2001 to October 2003.  Partner in
                                          law firm, Stikeman Elliott from 1998
                                          to 2001.
-----------------------------------------------------------------------------------------------------------------------
CHET IDZISZEK                             Director of the Company from May         Director since May 2003
Director                                  2003 to present.  President, CEO and
Age 56                                    director of Madison Enterprises
                                          Corp. from 1993 to present. President,
                                          CEO and  director of Adrian  Resources
                                          Ltd. from June 1990 to present.
-----------------------------------------------------------------------------------------------------------------------
DAVID TERRY                               Director of the Company from May         Director since May 2004
Director                                  2004 to present.  Vice President,
Age 39                                    Exploration for Amera Resources
                                          Corporation   from   March   2004   to
                                          present.  Regional  geologist with the
                                          British  Columbia  Ministry  of Energy
                                          and   Mines  in   Cranbrook,   British
                                          Columbia  from May 2001 to March 2004.
                                          Project Geologist with Boldien Limited
                                          prior to May 2001.
-----------------------------------------------------------------------------------------------------------------------
DAVID HORTON                              Senior Vice-President of Canaccord       Nominee for Director
Nominee for Director                      Capital Corporation from 1996 to
Age 68                                    present.
-----------------------------------------------------------------------------------------------------------------------

(1)<F1> The persons listed have been proposed to the shareholders as nominees for the board of directors at the meeting of shareholders to be held June 24, 2004.



(2)<F2> Officers and Directors of the Company may also serve as directors of other companies. See "Conflicts of Interest" below.

There are no family relationships between any directors or executive officers of the Company. With the exception of the agreement with Endeavour Financial Ltd. relating to Mr. Angus' appointment to the board of directors, to the best of the Company's knowledge, there are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:


NAME OF DIRECTOR                    NAME OF COMPANY                           POSITION              TERM OF SERVICE
Gerald G. Carlson                   Copper Ridge Explorations                 President/Director    Feb/99 to present
                                    Nevada Star Resources Corp.               President/Director    Feb/02 to present
                                    Dentonia Resources Ltd.                   Director              Feb/94 to present
                                    Fairfield Minerals Ltd.                   Director              Jul/98 to present
                                    Orphan Bay Resources Inc.                 Director              Nov/00 to present

Nikolaos Cacos                      Amera Resource Corporation                President/Director    Apr/00 to present

Arthur Lang                         Mr. Lang is not an officer or director
                                    of any other public company.

Joseph Grosso                       Amera Resource Corporation                Chairman/Director     Feb/04 to present

Sean Hurd                           Mr. Hurd is not an officer or director
                                    of any other public company.

Robert Stuart (Tookie) Angus        CMQ Resources Inc.                        Director              Dec/03 to present
                                    MCK Mining Corp                           Director              Dec/03 to present


NAME OF DIRECTOR                    NAME OF COMPANY                           POSITION              TERM OF SERVICE

                                    Nevsun Resources Ltd.                     Director              Jan/03 to present
                                    Canico resource Corp.                     Director              Sept/02 to present
                                    Plutonic Capital Inc.                     Director              June/99 to present
                                    First Quantum Minerals Ltd.               Director              Dec/97 to present
                                    Blackstone Ventures Inc.                  Director              Sept/97 to present
                                    Adrian Resources Ltd.                     Director              July/03 to present
                                    Dynasty Gold Corp.                        Secretary/Director    Oct/99 to present
                                    Bema Gold Corporation                     Director              June/92 to present

Chet Idziszek                       Adrian Resources Ltd.                     Chairman/CEO/         June/90 to present
                                                                              President/Director
                                    Madison Enterprises Corp.                 Chairman/CEO/         Nov/93 to present
                                                                              President/Director
                                    Lund Gold Ltd.                            CEO/President/        May/97 to present
                                                                              Director
                                    Oromin Explorations Ltd.                  President/Director    Feb/94 to present
                                    The Havana Group Inc.                     Director              Aug/02 to present


David Terry                         Amera Resource Corporation                Vice President        Mar/04 to present
                                                                              Exploration

David Horton                        Mr. Horton is not an officer or
                                    director of any other public company


COMPENSATION

During the fiscal year ended December 31, 2003, the directors and officers of the Company, as a group, had received or charged the Company a total of $330,600 (2002 - $326,326; 2001 - $326,707) for services rendered by the directors and officers or companies owned by the individuals.

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

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $100,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended  December  31, 2003,  the Company had one Named  Executive
Officer: Joseph Grosso, President and Chief Executive Officer (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2001, 2002 and 2003.

                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------
                                   ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                 ----------------------------------------------------------------------
                                                                      AWARDS                   PAYOUTS
                                                                    -----------------------------------
NAME AND                                                  OTHER       SECURITIES    RESTRICTED   LTIP
PRINCIPAL                          SALARY        BONUS    ANNUAL      UNDER         SHARES OR    PAYOUTS    ALL
POSITION               YEAR        ($)           ($)      COMPENSA    OPTIONS/      RESTRICTED   ($)        OTHER
(A)                    (B)(1)<F1>  (C)           (D)      TION        SARS          SHARE        (H)        COMPEN-
                                                          ($)         GRANTED       UNITS                   SATION
                                                          (E)         (#)(2)<F2>    ($)                     ($)
                                                                      (F)           (G)                     (I)
--------------------------------------------------------------------------------------------------------------------
Joseph Grosso          2003        $102,000       -         -         200,000          -           -           -
President and Chief    2002        $102,000       -         -         500,000          -           -           -
Executive Officer      2001        $102,000       -         -         300,000          -           -           -
--------------------------------------------------------------------------------------------------------------------

(1) <F1> Fiscal years ended December 31, 2003, 2002 and 2001.
(2) <F2> See "Options and Stock Appreciation Rights".

LONG TERM INCENTIVE PLAN AWARDS

Long Term Incentive Plan Awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of shares of the Company but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company has not granted any LTIP's to the Named Executive Officer during the most recently completed fiscal year.

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

OPTION GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the Named Executive Officers of the
Company:

                                                                                         Market Value
                                        % of Total Options                              of Securities
                     Securities Under       Granted in            Exercise or         Underlying Options
NAME                 OPTIONS GRANTED     FINANCIAL YEAR(1)<F1>   BASE PRICE(2)<F2>     ON DATE OF GRANT      EXPIRATION DATE
                           (#)                                    ($/Security)           ($/Security)
Joseph Grosso            200,000              10.42%                 $1.87                  $1.87           August 27, 2008

(1)<F1>  Percentage of all options granted during the financial year.

(2)<F2> The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                               Value of Unexercised
                                                                   Unexercised Options         In-the-Money Options
                     Securities Acquired    Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)<F2>
NAME                  ON EXERCISE(1)<F1>       REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                             (#)                  ($)                      (#)                         ($)
Joseph Grosso              375,000             $454,500                325,000/Nil                $156,250 / N/A

(1)<F1>  All options are exercisable to acquire the Company's Common Shares.
(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2002, $1.75, less the exercise price per share of in-the-money stock options.

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000, except as disclosed in "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2003 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2003, the Company paid a total of $156,600 to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered. See also "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

OPTION GRANTS

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

                                                                                 Market Value
                        Securities Under   % of Total Options                   of Securities
                            OPTIONS            Granted in       Exercise or    Underlying Options
NAME                       GRANTED(1)     FINANCIAL YEAR(2)    BASE PRICE(3)   ON DATE OF GRANT      EXPIRATION DATE
                              (#)                              ($/Security)       ($/Security)
Directors as a group        300,000             15.64%            $0.90             $1.07             May 30, 2008
who are not Named           225,000             11.73%            $1.87             $1.87           August 27, 2008
Executive Officers

(1)<F1>  All options are for the Company's Common Shares.

(2)<F2>  Percentage of all options granted in the period.

(3)<F3> The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:

                                                                                                Value of Unexercised
                                                                    Unexercised Options         In-the-Money Options
                      Securities Acquired    Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)<F2>
NAME                     ON EXERCISE(1)<F1>     REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                              (#)                  ($)                      (#)                         ($)
Directors, as a             379,600             $235,228                547,900/Nil                $515,915 / N/A
group, who are not
Named Executive
Officers

(1)<F1>  All  options  are  exercisable  to acquire  the  Company Common Shares.

(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2002, $0.55, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years.

MANAGEMENT CONTRACTS

JOSEPH GROSSO

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2003, Oxbow was paid $102,000.

Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso's death or permanent disability or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to: (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors, (iii) an additional $6,500 per month of compensation, payable from July 1, 1999 through the date of termination, (iv) twelve months of Mr. Grosso's monthly compensation (which may be adjusted annually), and (v) a bonus payment of $78,000.

In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors, (iii) an additional $6,500 per month of compensation, payable from July 1, 1999 through the date of termination, (iv) three years of Mr. Grosso's monthly compensation (which may be adjusted annually), and (v) a bonus payment of $234,000.

NIKOLAOS CACOS

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of the Company, was paid $5,500 per month for professional services rendered. Mr. Cacos received a retainer of $4,500 per month until December 1, 2001. Thereafter, the rate was increased by $1,000. During the fiscal year ended December 31, 2003, Mr. Cacos was paid $66,000 (2002 - $66,000; 2001 - $66,000). On January 5, 2004 this contract was amended to reduce the fee paid, which currently is $1,375 per month.

SEAN HURD

By agreement dated June 11, 2001, as extended, Sean Hurd, a director of the Company, was paid $4,000 per month for professional services rendered. During the fiscal year ended December 31, 2003, Mr. Hurd was paid $48,000 (2002 - $52,050; 2001 - $30,882). On January 5, 2004 this contract was amended to reduce the fee paid, which currently is $2,400 per month.

GERALD CARLSON

By agreement dated February 15, 2001, between the Company and KGE Management Ltd., a private company owned by Gerald Carlson, Chairman of the Company, Mr. Carlson was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. The agreement expired January 14, 2001 and was renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services were rendered for more than four days per month. During the fiscal year ended December 31, 2003, the Company paid $41,400 to KGE Management Ltd. (2002 - $33,000; 2001 - $33,000). On April 1, 2004 a new
agreement was executed providing for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. Mr. Carlson is required to provide a minimum of eight days of service per month. This agreement continues to March 31, 2005.

In the event of a change of management of the Company as a result of a takeover of the Company, Mr. Carlson is entitled to be paid two times the monthly retainer for the remaining months outstanding under the agreement.

ARTHUR LANG

By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues.

DAVID TERRY

As of the date of this report, the Company does not have an agreement with Mr. Terry; however, Mr. Terry has entered into a Consulting Agreement dated February 16, 2004, with Amera pursuant to which Mr. Terry is paid a monthly salary of $7,500. In addition, Mr. Terry is to be granted stock options from Amera and the Company. Mr. Terry receives a $500 per month automobile and parking allowance from Amera and Amera gave Mr. Terry a relocation allowance of $25,000. The agreement is effective from March 16, 2004 to March 16, 2006. Prior to the effective date of the agreement, Mr. Terry billed Amera $405.00 per day for services. In the event the agreement is terminated Amera may pay Mr. Terry $7,500 (plus GST) in lieu of one month's notice.

The Company has agreed to reimburse Amera for a portion of Mr. Terry's costs.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

         (a) was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions for a period of more than 30 consecutive days, or

         (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PENALTIES OR SANCTIONS

No director or officer of the Company is or has, within the past 10 years:

         (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

         (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

INDIVIDUAL BANKRUPTCIES

No director or officer of the Company is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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

The board of directors appoints a Remuneration Committee as is needed.

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Angus, Idziszek and Lang are members of the Audit Committee. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee.

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

EMPLOYEES

As of December 31, 2003, the Company had nine full-time employees and two part-time employees in the area of management and administration compared with eight full-time employees and two part-time employees in the area of management and administration at December 31, 2002 and seven full-time employees and one part-time employee in the area of management and administration at December 31, 2001. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

As of May 31, 2004, the Company had 41,115,376 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2004.

--------------------------------------------------------------------------------------------------------------------
                                                                      SHARES AND RIGHTS
                                                                    BENEFICIALLY OWNED OR
TITLE OF CLASS           NAME                                           CONTROLLED(1)<F1>      PERCENT OF CLASS(1)<F1>
--------------------------------------------------------------------------------------------------------------------
Common Stock             Joseph Grosso                                   2,037,026(2)<F2>             4.85
Common Stock             Nikolaos Cacos                                   233,551(3)<F3>              0.57
Common Stock             Sean Hurd                                        251,100(4)<F4>              0.61
Common Stock             Gerald Carlson                                   380,000(5)<F5>              0.92
Common Stock             David Terry                                      70,000(6)<F6>               0.17
Common Stock             Chet Idziszek                                    308,000(7)<F7>              0.75
Common Stock             Robert Stuart (Tookie) Angus                     190,000(8)<F8>              0.46
Common Stock             Arthur Lang                                      50,000(9)<F9>               0.12
Common Stock             Officers and Directors (as a group, 8           3,519,677(10)<F10>           8.13
                         persons)

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 41,115,376 shares of common stock outstanding as of May 31, 2004.

(2)<F2> Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso's wife) and Oxbow:

        (a)  641,902 shares held by Mr. Grosso;
        (b)  262,000 shares held by Mr. Grosso's wife;
        (c)  220,724 shares held by Oxbow;
        (d)  Options held by Mr. Grosso to acquire 397,500 shares;
        (e)  Options held by Ms. Grosso to acquire 142,500 shares;
        (f) Warrants held by Mr. Grosso to acquire 150,000 shares at a price of $0.60 per share, exercisable until September 27, 2004;
        (g) Warrants held by Ms. Grosso to acquire 50,000 shares at a price of $0.60 per share, exercisable until September 27, 2004; and
        (h) Warrants held by Oxbow to acquire 172,400 shares at a price of $0.75 per share, exercisable until September 15, 2004.

          See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."



(3)<F3> Includes 48,551 shares held by Mr. Cacos and options held by Mr. Cacos to acquire an additional 185,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(4)<F4> Includes 21,100 shares held by Mr. Hurd and options held by Mr. Hurd to acquire an additional 230,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(5)<F5> Includes 45,000 shares held by Mr. Carlson and options held by Mr. Carlson to acquire an additional 335,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(6)<F6> Includes 20,000 shares held by Mr. Terry and options held by Mr. Terry to acquire an additional 50,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(7)<F7> Includes 83,000 shares held by Mr. Idziszek and options held by Mr. Idziszek to acquire an additional 225,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(8)<F8>   Includes  options  held by  Mr. Angus  to acquire 190,000 shares.  See
          "Item 6.  Directors,  Senior  Management  and  Employees  -   Options,
          Warrants and Other Rights to Acquire Securities - Stock Options."

(9)<F9>   Includes  options held by Mr. Lang to acquire 50,000 shares. See "Item
          6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(10)<F10> Includes the shares, options, and warrants set forth in footnotes 2 through 9 above. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of May 31, 2004, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 7,944,449 common shares of the Company may be issued. The following is a brief summary of these stock options, warrants and agreements.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's board of directors (the "Board"), or by a stock option committee (the "Committee") of the Company's Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Stock Option Plan is June 2, 2003, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's common shares at the time the option is granted. "Market Value" means:

(a) for each organized trading facility on which the common share are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;
(b) if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;
(c) if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and
(d) if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company's common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX-V, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferrable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX-V requires all TSX-V listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of May 31, 2004, the Company had granted an aggregate of 3,743,500 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

                                                                                                 MARKET VALUE ON
                          NATURE                        NUMBER       EXERCISE    EXPIRATION        DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>             OF SHARES       PRICE        DATE           OR REPRICING
Nikolas Cacos             Director                       75,000        $1.87      Aug. 27/08          $1.87
                                                        110,000        $3.10      Mar. 24/09          $3.10

Joseph Grosso             Director                       47,500        $0.50     Sept. 23/07          $0.50
                                                        200,000        $1.87      Aug. 27/08          $1.87
                                                        150,000        $3.10      Mar. 24/09          $3.10

Sean Hurd                 Director                      100,000        $1.87      Aug. 27/08          $1.87
                                                        130,000        $3.10      Mar. 24/09          $3.10

Gerald Carlson            Director                      200,000        $0.40      Jul. 19/06          $0.40
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         85,000        $3.10      Mar. 24/09          $3.10

Nick DeMare               Employee                       25,000        $0.84      Mar. 07/08          $0.84
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10

Evelyn Grosso(2)<F2>      Employee                       67,500        $0.50     Sept. 23/07          $0.50
                                                         75,000        $3.10      Mar. 24/09          $3.10

A. Sanchez                Employee                        5,000        $0.40      Jul. 19/06          $0.40
                                                         15,000        $0.84      Mar. 07/08          $0.84

Keith Patterson           Employee                       50,000        $0.84      Mar. 07/08          $0.84
                                                         25,000        $3.10      Mar. 24/09          $3.10

David Terry               Director                       50,000        $3.10      Mar. 24/09          $3.10

Chet Idziszek             Director                      150,000        $0.90       May 30/08          $0.90
                                                         75,000        $3.10      Mar. 24/09          $3.10

J. C. Berretta            Employee                       30,000        $1.87      Aug. 27/08          $1.87
                                                         25,000        $3.10      Mar. 24/09          $3.10

William Lee(3)<F3>        Director                       75,000        $1.87      Aug. 27/08          $1.87
                                                         30,000        $3.10      Mar. 24/09          $3.10

Robert Stuart             Director                      150,000        $0.90       May 30/08          $0.90
(Tookie) Angus                                           40,000        $3.10      Mar. 24/09          $3.10

Diane Reeves              Employee                       60,000        $3.10      Mar. 24/09          $3.10

Jeanne Denee              Employee                       10,000        $3.10      Mar. 24/09          $3.10

Claudia Sandoval          Employee                       10,000        $3.10      Mar. 24/09          $3.10

Maria Villacis            Employee                       10,000        $3.10      Mar. 24/09          $3.10



                                                                                                 MARKET VALUE ON
                          NATURE                        NUMBER       EXERCISE    EXPIRATION        DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>             OF SHARES       PRICE        DATE           OR REPRICING
Carlos D'Amico            Employee                      220,000        $1.87      Aug. 27/08          $1.87
                                                         75,000        $3.10      Mar. 24/09          $3.10

Carlos Timossi            Employee                       75,000        $3.10      Mar. 24/09          $3.10

Steve Phillips            Employee                      300,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10

Joanne Faccin             Employee                       10,000        $3.10      Mar. 24/09          $3.10

Marianna De               Employee                       59,500        $0.50       May 02/07          $0.50
Simone                                                   80,000        $3.10      Mar. 24/09          $3.10

J. Caplan                 Employee                        2,500        $0.50      Sep. 23/07          $0.50

I. Chiarantano            Employee                       59,500        $0.50       May 02/07          $0.50

David J. Horton           Employee                      100,000        $3.10      Mar. 24/09          $3.10

John Capman               Employee                       80,000        $3.10      Mar. 24/09          $3.10

Arthur Lang               Director                       50,000        $3.10      Mar. 24/09          $3.10

Gordon James              Employee                        7,000        $3.10      Mar. 24/09          $3.10

R. Aragon                 Employee                       50,000        $1.87      Aug. 27/08          $1.87

A. Colucci                Employee                      120,000        $1.87      Aug. 27/08          $1.87

M. Saldana                Employee                        5,000        $0.40      Jul. 19/06          $0.40
                                                         25,000        $0.84      Mar. 07/08          $0.84

I. Saldana                Employee                       40,000        $0.50       May 02/07          $0.50

D. Bussandri              Employee                       15,000        $1.87      Aug. 27/08          $1.87

S. Kain                   Employee                       15,000        $1.87      Aug. 27/08          $1.87

L. Salley                 Employee                       15,000        $1.87      Aug. 27/08          $1.87

P. Hedblom                Employee                       30,000        $1.87      Aug. 27/08          $1.87

J. Wong                   Employee                       25,000        $1.87      Aug. 27/08          $1.87

M. Maksym                 Employee                       10,000        $1.87      Aug. 27/08          $1.87


                          TOTAL                       3,743,500
                                                      =========
Officers and                                          1,805,000
directors, as a group                                 ---------
8 persons)(4)<F4>


(1)<F1> Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

(2)<F2>  Evelyn Grosso is the wife of Joseph Grosso.

(3)<F3> The Company granted Mr. Lee options to acquire common shares during his tenure as director. Mr. Lee resigned as an office and director of the Company effective April 2, 2004.

(4)<F4>  Includes options held by Joseph Grosso's wife, Evelyn Grosso.

WARRANTS AND OTHER COMMITMENTS

As of May 31, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 4,200,949 common shares, as follows:


           NUMBER OF SHARES      EXERCISE PRICE    EXPIRATION DATE

               1,039,322              $0.75        September 15, 2004
               1,042,960              $0.60        September 27, 2004
                 850,000              $3.70        February 20, 2005
                 200,000              $3.25        February 20, 2005
               1,068,667              $0.90        March 16, 2005
           ----------------
               4,200,949              TOTAL
           ================

As of May 31, 2004, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, held warrants to purchase up to 372,400 of the Company's common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge there are no persons who beneficially own, directly or indirectly, or exercise control or direction, over more than 5% of the issued and outstanding common shares of the Company.

CHANGES IN OWNERSHIP BY MAJOR SHAREHOLDERS

In August 1999, Barrick Gold Corporation ("Barrick") acquired, through a private placement, 1.5 million units at a price of $1.00 per unit. Each unit consists of one common share in the capital stock of the Company and one non-transferable share purchase warrant, entitling Barrick to purchase an additional common share for a period of one year at a price of $1.50 per share. On April 19, 2000, Barrick exercised warrants at $1.50 to purchase an additional 350,000 shares of the Company. On August 16, 2000, Barrick exercised its remaining warrants to buy 1,150,000 common shares of the Company. As of April 30, 2003 Barrick owned
3,000,000  common  shares of the Company

(9.22%). To the best of the Company's knowledge, subsequent to April 30, 2003, Barrick sold common shares of the Company and is no longer a major shareholder.

On April 28, 2003, Prudent Bear Funds, Inc. advised the Company that it had acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 818,500 of the Company's common shares. This resulted in Prudent Bear Funds, Inc. having ownership of and control over a total of 3,209,637 common shares together with warrants to purchase an additional 754,137 common shares. As of April 30, 2003, if such warrants were exercised Prudent Bear Funds, Inc. would have control and direction of 3,963,774 common shares of the Company (12.18%). To the best of the Company's knowledge, subsequent to April 30, 2003, Prudent Bear Funds Inc. sold common shares of the Company and is no longer a major shareholder.

SHARES HELD IN THE UNITED STATES

As of May 31, 2004, there were approximately 187 registered holders of the Company's shares in the United States, with combined holdings of 4,809,968 shares (9.9% of the 41,115,376 outstanding shares at May 31, 2004).

CHANGE OF CONTROL

As of June 22, 2004, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2003 through March 31, 2004, the Company did not enter into any transactions or loans between the Company and any
(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

   1. The Company shares office facilities, capital assets and personnel with Amera. Joseph Grosso, Nikolaos Cacos, and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. Amera currently pays a minimum of $2,500 per month to the Company for shared rent and administration costs. During the fiscal year ended December 31, 2003 the Company received $35,110 (2002 - $6,000). For the three month period ending on March 31, 2004, the Company received $21,315 (2003 - $6,000) from Amera.

   2. The Company leases its office space from Beauregard, a private company 50% owned by Joseph Grosso, an officer and director of the Company, and 50% owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and had been extended for another two years. On February 5, 2004 the Company and Beauregard executed a letter agreement relating to a new lease with minimum lease payments of $50,250 per annum, plus operating costs. As of the date of this report, the lease was in the process of being drafted. It is intended that the 2004 lease will be for a term of three years with an option to extend the term for an additional two years at prevailing market rent. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 1999, the Company incurred $12,366 for leasehold improvements conducted on the office premises. The Company made no further leasehold improvement expenditures in 2003. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office". During the fiscal year ended December 31, 2003, the Company paid rent in the amount of

         $60,924  (2002 - $60,924;  2001 - $60,924).  For the three month period ending on March 31, 2004, the Company has paid rent in the amount of $16,597 (2002 - $15,230; 2001 - $15,230).

   3. The Company has executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2003, Oxbow was paid $102,000 (2002 - $102,000; 2001 -
         $102,000), and during the three months ended March 31, 2004, Oxbow was paid $25,500.

   4. The Company has entered into an agreement with Nikolaos Cacos, an officer and director of the Company, pursuant to which Mr. Cacos provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2003, Mr. Cacos was paid $66,000 (2002 - $66,000; 2001 - $66,000). During the three months ended March 30, 2004, Mr. Cacos was paid $5,225.

   5. The Company's officers and directors have been granted incentive stock options enabling them to purchase common shares of the Company. See "Item 6. Directors, Senior Management and Employees - Share Ownership".

   6. By agreement dated June 21, 1996, as amended December 10, 1996, William Lee, a former officer and director of the Company, was paid a salary of $6,000 per month. During the fiscal year ended December 31, 2003, Mr. Lee was paid $72,000 (2002 - $72,000; 2001 - $72,000). During the three months ended March 31, 2004 Mr. Lee was paid $68,769 for salary and retiring allowance.

   7. The Company has entered into an agreement with KGE Management Ltd., pursuant to which Gerald G. Carlson, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2003, Mr. Carlson, through KGE, was paid $41,400 (2002 - $33,000; 2001 - $33,000). During the three months ended March 31, 2004, Mr. Carlson, through KGE, was paid $13,800.

   8. The Company has entered into an agreement with Mr. Sean Hurd, investor relations manager and director of the Company (effective September
         2000), pursuant to which Mr. Hurd provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the year ended December 31, 2003, Mr. Hurd was paid $48,000 (2002 - $52,050; 2001 - $30,882). During the three months ended March 30, 2004, Mr. Hurd was paid $7,200.

   9. During the year ended December 31, 2003, the Company recorded $61,067 (2002 - $64,641; 2001 - $45,381) for reimbursement of expenditures and disbursements incurred on behalf of the Company by Mr. Grosso. As at December 31, 2003, $7,538 (2002 - $1,496; 2001 - $17,683) remained
         unpaid  and  has  been   included  in  accounts   payable  and  accrued
         liabilities.

   10. The Company signed a letter of Intent on March 6, 2003, as amended September 30, 2003, with Amera, pursuant to which Amera could earn a undivided 51% interest (subject to regulatory approval) in the Mogote (Arturo's) Property. In an agreement dated April 8, 2004, Amera acquired an option to earn an additional 24% interest (for a total of 75% interest) in the Mogote property. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote (Arturo's) Property."

   11. On March 6, 2003 the Company entered into an agreement to sell a 100% undivided interest in Lago Pico (10,000 ha), Loma Alta (10,000 ha) and Nueva Ruta (4,180 ha) to Amera. The terms of the agreement were approved by the independent committee of the Company. Amera received approval from the TSX-V on November 3, 2003 and has issued 500,000 common shares to the Company with a deemed value of $225,000. In addition, in the event that a decision is made to place any of the properties into commercial production, the Company will receive a bonus of US$250,000 and a 3 % net smelter return royalty.

   12. On December 16, 2003 the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, is a shareholder. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of one year. The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management."

   13. The Company has agreed to issue options to David Terry, a director of the Company, and to reimburse Amera for a portion of Mr. Terry's salary for services provided to the Company by Mr. Terry. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." Mr. Terry became a director of the Company in May 2004, as such, during the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, the Company did not make any payments to Amera for Mr. Terry's services.

   14. The Company has entered into an agreement dated April 23, 2004, with Mr. Lang, Chief Financial Officer and a director of the Company, pursuant to which Mr. Lang provides services to the Company. See "Item
         6. Directors, Senior Management and Employees - Compensation - Management Contracts." Mr. Lang became CFO and a director of the Company on April 2, 2004, as such, during the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, the Company did not make any payments to Mr. Lang for his services.

   15. The Company has entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company will transfer certain assets to Golden Arrow as part of a reorganization of the Company. See "Item 4. Information on the Company - History and Development of the Company." As of the date of this report, Mr. Grosso is the sole officer, director and shareholder of Golden Arrow. Mr. Grosso is acting as the sole officer, director and shareholder of Golden Arrow for convenience and to implement the Arrangement Agreement. If the Arrangement Agreement is consummated, the shareholders of the Company will become the shareholders of Golden Arrow, and it is anticipated that the Company's management will also become the management of Golden Arrow. Mr. Grosso will also return the share back to Golden Arrow on the effective date of the arrangement. In connection with the reorganization, the Company intends to enter into an indemnity, in form and substance acceptable to Golden Arrow, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

DESCRIPTION                                                                 PAGE

Consolidated Financial Statements for the Years Ended                        F-1
December 31, 2003, 2002 and 2001.

SIGNIFICANT CHANGES

On February 11, 2004, the Company announced that it had entered into an agreement with two underwriters who had agreed to purchase, on a bought-deal basis, 1,500,000 units of the Company at a purchase price of $3.10 per unit, for total proceeds of $4.65 million. This transaction closed on February 23, 2004.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc., commenced an action against the Company seeking damages and a constructive trust over certain of the Company's properties in the Navidad area. See "Item 8. Financial Information - Legal Proceedings."

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which will have the result of dividing its present mineral resource assets between two separate public companies. See "Item 4. Information on the Company - History and Development of the Company."

LEGAL PROCEEDINGS

In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company asserting that the Company unlawfully used confidential information, and is seeking damages and a constructive trust over the Navidad Area Properties. The Company is defending this action. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

In the event the reorganization is approved, the Company intends to provide Golden Arrow, on or before the effective date, with an indemnity in form and substance acceptable to Golden Arrow for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company.

The Company commenced an action against Aquiline Resources Inc. by way of Writ of Summons filed on October 15, 2003 in the Supreme Court of British Columbia Vancouver Registry Action No. S035507. In the action, the Company alleges that Aquiline wrongfully interfered with a "bought deal" private placement financing scheduled to close on October 2, 2003 through the issuance of a letter which falsely asserted that the Company had misused confidential information belonging to Aquiline or its subsidiary in staking its Navidad mineral claims. Aquiline filed an Appearance to the claim on October 24, 2003. As of the date of this annual report, no further steps have been taken in the action.

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

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common shares are listed on the TSX-V. From April 15, 1996 to November 28,1999, the Company's shares were listed on the Vancouver Stock Exchange (the "VSE"). Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange or CDNX. On August 1, 2001, the CDNX was acquired by the Toronto Stock Exchange and became known as the TSX-V. The Company is classified as a Tier I company on the TSX-V and trades under the symbol "IMR". Companies which satisfy the minimum initial listing requirements of the TSX-V are designated as Tier II companies and are subject to listing requirements which are stricter than those for companies which are designated as Tier I companies.

The following table lists the volume of trading and high and low sales prices on the TSX-V (or predecessor), for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from December 2003 through May 2003.

          TSX VENTURE EXCHANGE (OR PREDECESSOR) STOCK TRADING ACTIVITY


                                                          SALES PRICE
                                               --------------------------------
YEAR ENDED                      VOLUME             HIGH                LOW

December 31, 2003             49,855,800          $2.54              $0.49
December 31, 2002             17,608,424          $0.94              $0.34
December 31, 2001              5,564,250          $0.62              $0.27
December 31, 2000              4,330,674          $1.15              $0.30
December 31, 1999              2,126,666          $0.88              $0.40



                                                          SALES PRICE
                                               --------------------------------
QUARTER ENDED                   VOLUME             HIGH                LOW

March 31, 2004                15,546,600          $3.81              $1.73

December 31, 2003             14,206,200          $2.37              $1.42
September 30, 2003            12,946,600          $2.54              $1.32
June 30, 2003                  9,170,600          $1.65              $0.78
March 31, 2003                13,712,400          $1.06              $0.49

December 31, 2002              2,753,752          $0.56              $0.35
September 30, 2002             2,360,296          $0.55              $0.34
June 30, 2002                  9,803,396          $0.94              $0.42
March 31, 2002                 2,690,980          $0.56              $0.39


                                                         SALES PRICE
                                               --------------------------------
MONTH ENDED                     VOLUME             HIGH                LOW

May 31, 2004                   3,220,600          $2.90              $1.93
April 30, 2004                 2,507,000          $3.57              $2.39
March 31, 2004                 6,103,600          $3.60              $2.13
February 29, 2004              5,687,200          $3.81              $2.46
January 31, 2004               3,755,800          $2.50              $1.73
December 31, 2003              4,285,700          $2.30              $1.42


             OVER-THE-COUNTER BULLETIN BOARD STOCK TRADING ACTIVITY

As of October 8, 2002, the Company's shares received clearance for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers in the United States. The Company currently trades on the OTC Bulletin Board under the symbol "IMXPF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTC Bulletin Board system for the periods indicated:

                                                          BID PRICE
                                                ------------------------------
YEAR ENDED                       VOLUME             HIGH              LOW

December 31, 2003              6,964,497           $1.89             $0.36
December 31, 2002                 97,497           $0.36             $0.22

                                                          BID PRICE
                                                ------------------------------
QUARTER ENDED                    VOLUME             HIGH              LOW

March 31, 2004                 8,798,755           $2.93             $1.31

December 31, 2003              3,376,297           $1.78             $1.01
September 30, 2003             1,743,800           $1.89             $0.97
June 30, 2003                    983,900           $1.25             $0.52
March 31, 2003                   860,500           $0.75             $0.36

December 31, 2002                 72,497           $0.33             $0.22
September 30, 2002                25,000           $0.36             $0.29

                                                          BID PRICE
                                                ------------------------------
MONTH ENDED                      VOLUME             HIGH              LOW

May 31, 2004                     782,588           $2.15             $1.40
April 30, 2004                 1,335,303           $2.70             $1.70
March 31, 2004                 3,257,963           $2.70             $1.61
February 29, 2004              3,875,898           $2.93             $1.87
January 31, 2004               1,664,894           $1.91             $1.31
December 31, 2003              1,394,123           $1.78             $1.06

Management is considering, and during the next 12 months the Company may apply for, listings on the Toronto Stock Exchange and/or the American Stock Exchange. Management does not know if, or when, any applications for listing will be filed. Additionally, even if th Company applies for these listings, there are no assurances that such listings will be approved.

ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the COMPANY ACT (British Columbia) on September 17, 1979, as Gold Star Resources Ltd. The Company's Incorporation Number is 197061. On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp. On February 9, 1995, the Company filed an Altered Memorandum to reflect its name change to International Amera Industries Corp. On February 20, 1996, the Company filed an Altered Memorandum to reflect its name change to IMA Resource Corporation. Effective July 7, 1998, the Company underwent a statutory plan of arrangement (the "Arrangement") with Viceroy Resource Corporation ("Viceroy"), changed its name to IMA Exploration Inc., consolidated its share capital on the basis of four old shares for one new share and filed an Altered Memorandum to give effect to the foregoing. See "Item 4. Information on the Company".

The Company's objects and purposes are not set forth in or prescribed by its Articles or Memorandum. The Company is in the business of the acquisition, exploration and development of mineral properties, mainly in Argentina and Peru.

AMENDMENT OF NOTICE OF ARTICLES

On March 29, 2004, the new British Columbia Business Corporations Act came into force in British Columbia and replaced the former Company Act, which is the statute that previously governed the Company. Under the BCBCA, the Company has two years within which to transition ("Transition") itself under the new statute. In accordance with the BCBCA, the Company cannot complete the Arrangement or amend its Articles or Notice of Articles until the

Transition to the BCBCA is completed. The Board of Directors (the "Board") of the Company approved the Transition of the Company under the BCBCA on April 29, 2004. The Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

Concurrent with the completion of the Transition, the Company was required, in accordance with the BCBCA, to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into its Notice of Articles, which replaced the existing Memorandum of the Company. The Pre-Existing Company Provisions provide the Company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCBCA are not included in the Company's Articles.

In order to bring the Company's Articles in line with the BCBCA, the Company intends to delete and replace its Articles in their entirety. The new Articles, will among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. In accordance with the BCBCA, the Company cannot alter its Articles in relation to any matter that is included in the Pre-Existing Company Provisions until the Company has removed the application of the Pre-Existing Company Provisions by special resolution of the shareholders of the Company.

Accordingly, the shareholders of the Company will be asked at a meeting to be held on June 24, 2004, to pass a special resolution removing the application of the Pre-Existing Company Provisions.

ADOPTION OF NEW ARTICLES

The Board has determined that it is in the best interests of the Company to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). Management believes the language used in the Existing Articles of the Company is no longer appropriate and there are a number of references to provisions in the former Company Act (the "Former Act") which no longer exists. The New Articles also incorporate many key provisions of the BCBCA that should reinforce the importance of certain sections of the BCBCA including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set forth below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCBCA. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCBCA. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCBCA. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

BORROWING POWERS

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

DIRECTORS AUTHORITY TO SET AUDITOR'S REMUNERATION

Under the BCBCA, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

SPECIAL MAJORITY FOR RESOLUTIONS

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCBCA, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

SHARE ISSUANCES

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the BCBCA the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the BCBCA. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX-V on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

OFFICERS

Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the BCBCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

PUBLICATION OF ADVANCE NOTICE OF MEETING

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the BCBCA, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on WWW.SEDAR.COM in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

SHARE CERTIFICATES

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the BCBCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

DISCLOSURE OF INTEREST OF DIRECTORS

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCBCA.

INDEMNITY PROVISION

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the BCBCA, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCBCA, the Company will be prohibited from paying an indemnity if:

         (a) the party did not act honestly and in good faith with a view to the best interests of the Company;
         (b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
         (c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

AUTHORIZED SHARE CAPITAL

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the BCBCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCBCA, such authorized share capital must be contained in a company's Notice of Articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 200,000,000 shares divided into 100,000,000 common shares and 100,000,000 preferred  shares  to an  unlimited  number  of common  shares  and  100,000,000 preferred shares and that such altered authorized share capital will be reflected in its New Notice of Articles. This change forms part of the Plan of Arrangement.

HOLDING OF ANNUAL MEETINGS

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCBCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, the Company's New Articles reflect this provision.

QUORUM FOR SHAREHOLDER MEETING

Under the Existing Articles, quorum for a shareholder meeting was two persons present and being, or representing by proxy, members holding not less than one-tenth of the shares that may be voted at the meeting. The New Articles allow for quorum to be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

ALTERATIONS TO CONSTATING DOCUMENT

In accordance with the BCBCA, the New Articles update the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.

Accordingly, the shareholders of the Company will be asked at the shareholder meeting on June 24, 2004 to pass a special resolution adopting the changes to the Company's Articles.

SUMMARY OF MATERIAL PROVISIONS

The following is a summary of certain material provisions of the Company's Articles of Association and Memorandum (as currently in effect and as proposed to be amended) and certain provisions of the BCBCA, applicable to the Company:

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

         Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

         A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

                1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, or the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;

                2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

                3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;

                4. the other party to the contract or transaction is a wholly owned subsidiary of the Company ; or

                5. the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

         A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

                1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;

                2. the contract or transaction relates to an indemnity or insurance under the BCBCA;

                3. the contract or transaction relates to the remuneration of the director or senior officer, or a person in whom the director or senior officer, employee or agent of the Company or of an affiliate of the Company;

                4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person win whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

                5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

         A director or senior officer who holds such a material interest must disclose such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote of any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

         The new Articles of the Company to be put before the shareholders at the Company's annual general meeting on June 24, 2004, will reflect the provisions of the BCBCA.

B. DIRECTOR'S POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

         The compensation of the directors is decided by the directors unless the Board of Directors requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

         The Company, if authorized by the directors, may:

                1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

                2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

                3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

                4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

         The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by special resolution.

D.  RETIREMENT  AND  NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

         There are no such provisions applicable to the Company under the Notice of Articles, Articles (as existing or the new proposed Articles) or the BCBCA.

E.  NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

         A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Shares, Series I. A complete description is contained in the Company's Altered Memorandum and Articles.

The Company has proposed amending its authorized capital, in accordance with the BCBCA, to an unlimited number of common shares and 100,000,000 preferred shares, of which 18,283,053 will be designated as Preferred Shares, Series I.

COMMON SHARES

Of the 100,000,000 authorized common shares, a total of 41,115,376 common shares were issued and outstanding as of May 31, 2004. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company has proposed to the shareholders to amend the Company's Articles to increase the number of authorized common shares to an unlimited number of common shares without par value.

PREFERRED SHARES

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series. The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company. The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares. As of May 31, 2004, there were 18,283,053 Preferred Shares, Series I, outstanding. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the preferred shares.

PREFERRED SHARES, SERIES I

The Company is authorized to issue 100,000,000 preferred shares of which 18,283,053 have been designated as Preferred Shares, Series I (the "Series I Shares"). The holders of Series I Shares are not entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares, Series I. The holders of Series I Shares are entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends. Upon dissolution, liquidation or winding-up of the Company, the holders of Series I Shares are entitled to receive an amount equal to the redemption amount, which is determined by dividing $3,495,800 by the number of Series I Shares issued, together with all declared and unpaid dividends thereon. The Series I Shares may be redeemed at the option of the Company or the holder of the Series I Shares. Upon redemption of the Series I Shares, the Company shall pay to the holder of the Series I Shares the Redemption Amount together with all declared and unpaid dividends thereon. As of May 31, 2004, there are 18,283,053 Series I Shares outstanding. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the Series I Shares. The Series I Shares are not subject to further capital calls or assessments.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

If the Company wishes to change the rights and restrictions of the common shares, preferred shares or the Series I Shares, the Company must obtain the approval of 3/4 of the holders of the common shares, preferred shares and the Series I Shares. Under the BCBCA and the proposed amendments to the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares, preferred shares or the Series I Shares, the Company must obtain the approval of 2/3 of the holders of the common shares, preferred shares and the Series I Shares.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Memorandum and Articles of Association or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Pursuant to the Company's existing Articles, the Company must hold its annual general meeting once in every calendar year (being not more than 13 months from the last annual general meeting) at such time and place to be determined by the Directors of the Company. The Company must publish an advance notice in the manner required by the Company Act of any general meeting at which Directors are to be elected. The Company must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

Under BCBCA and the proposed changes to the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting. All the holders of common shares as at that date are entitled to attend and vote at a general meeting.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions and the requirement for notice of shareholder meetings, discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Canada versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest.

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party:

   1. The Company has executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   2. The Company has entered into an agreement with Nikolaos Cacos, an officer and director of the Company, pursuant to which Mr. Cacos provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   3. The Company has entered into an agreement with KGE Management Ltd., pursuant to which Gerald G. Carlson, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   4. An Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. ("Barrick"), dated August 17, 1999 and amended March 19, 2001 and further amended on March 25, 2003, granting Barrick an option to earn an interest in EITHER the Rio de las Taguas or Potrerillos properties in the Valle del Cura region. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Valle de Cura Area."

   5. Purchase Agreement with Victor Ronchietto, dated March 24, 1999 as amended April 6, 2000, between IMASA and Mr. Ronchietto. See "Item 4.
         Information  on the  Company  -  Properties,  Plants  and  Equipment
         - Principal Properties - Argentinean Properties - San Juan Province Properties - Valle de Cura Area - Banitos (Ronchietto) Property".

   6. Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura, dated January 24, 1997 as amended January 31, 2000, August 22, 2000, April 22, 2001, December 23, 2002 and August 15,
         2003. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Peruvian Properties".

   7. The Company has entered into an agreement with Mr. Sean Hurd, investor relations manager and director of the Company (effective September
         2000), pursuant to which Mr. Hurd provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   8. An Option Agreement between Nestor Arturo and IMASA, signed June 7, 2000 as amended August 3, 2000 and September 1, 2000, granting the Company an option to acquire mineral rights. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote (Arturo's) Property."

   9. Letter agreement between the Company and Beauregard dated February 5, 2004, regarding the Company's office lease. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   10. The Company signed a letter of Intent on March 6, 2003, as amended September 30, 2003, with Amera, pursuant to which Amera could earn an undivided 51% interest (subject to regulatory approval) in the Mogote (Arturo's) Property. In an agreement dated April 8, 2004, Amera acquired an option to earn an additional 24% interest (for a total of 75% interest) in the Mogote property. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote (Arturo's) Property" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   11. On December 16, 2003 the Company entered into an agreement with Endeavour Financial Ltd. a company with which Mr. Angus, a director of the Company is associated. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of one year. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   12. The Company has entered into an agreement with Mr. Lang, Chief Financial Officer and a director of the Company, dated April 23, 2004, pursuant to which Mr. Lang provides services to the Company. See "Item
         6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   13. The Company has agreed to issue options to David Terry, a director of the Company, and to reimburse Amera for a portion of Mr. Terry's salary for services provided to the Company by Mr. Terry. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   14. Arrangement Agreement by and among the Company, Golden Arrow and IMA Holdings Corp. dated May 14, 2004. See "Item 4. Information on the Company - History and Development of the Company."

   15. Agreement between the Company and Amera dated March 6, 2003, relating to the Lago Pico, Loma Alta and Nueva Ruta properties. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

   16. In the event the reorganization is consummated, the Company intends to enter into an indemnification agreement with Golden Arrow. See "Item 8. Financial Information - Legal Proceedings."

   17. Option Agreement dated September 22, 2003, with Cloudbreak Resources Ltd. relating to the Gollette property. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Valle de Cura Area - Gollette."

   18. Option Agreement dated August 12, 2003 between with Consolidated Pacific Bay Minerals Ltd. relating to the Regalo mineral claim. See "Item 4. Information on the Company - Properties, Plants and Equipment
         - Principal Properties - Argentinean Properties - Navidad Area Properties (Other than the Navidad Project) - Regalo Property."

   19. Option agreement dated June 11, 2003, with Ballad Gold & Silver Ltd. relating to the Penascudo Property. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - Other Chubut Province Properties - Penascudo Property."

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

The following investments by non-Canadians are subject to notification under the
Act:

(a)   an investment to establish a new Canadian business; and

(b) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a) for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition of the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2004 is $237,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

(c)   the  limits  set  out  in  paragraph   (a)  apply  to  all  investors  for
      acquisitions of a Canadian business that:

      (i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;

      (ii)    provides any financial services;

      (iii)   provides any transportation service; or

      (iv)    is a cultural business.

WTO Investor as defined in the Act means:

(a) an individual, other than a Canadian, who is a national of a WTO Member or who has the right of permanent residence in relation to that WTO Member;

(b) a government of a WTO Member, whether federal, state or local, or an agency thereof;

(c) an entity that is not a Canadian-controlled entity, and that is a WTO investor-controlled entity, as determined in accordance with the Act;

(d)   a corporation or limited partnership:

      (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;

      (ii)    that is not a WTO investor within the meaning of the Act;

      (iii) of which less than a majority of its voting interests are owned by WTO investors;

      (iv) that is not controlled in fact through the ownership of its voting interests; and

      (v) of which two thirds of the members of its board of directors, or of which two thirds of its general partners, as the case may be, are any combination of Canadians and WTO investors;

(e)   a trust:

      (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;

      (ii)    that is not a WTO investor within the meaning of the Act;

      (iii) that is not controlled in fact through the ownership of its voting interests, and

      (iv) of which two thirds of its trustees are any combination of Canadians and WTO investors, or

(f) any other form of business organization specified by the regulations that is controlled by a WTO investor.

WTO Member as defined in the Act means a member of the World Trade Organization.

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

DOCUMENTS ON DISPLAY

Documents concerning the Company and referred to in this report may be inspected at the Company's principal office, located at #709 - 837West Hastings Street, Vancouver, British Columbia, V6C 3N6.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

As of the date of this report, the Company does not have any material market risk sensitive financial instruments.


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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

See "Item 4. Information on the Company - History and Development of the Company" and "Item 10. Other Information - Memorandum and Articles of Association" for information on the Company's proposed reorganization, the adoption of the BCBCA in British Columbia, and the proposed changes to the Company's governing documents.

ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's chief executive officer, and Mr. Lang, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2003. Based upon that evaluation, Messrs. Grosso and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Arthur Lang, who serves on the Company's audit committee.

ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill approximately $30,000 and billed $30,000, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill $16,000 and billed $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended December 31, 2003 and 2002, the Company's principal accountant is expected to bill $28,000 and billed $nil, respectively, for tax compliance, tax advice, and tax planning services.

PRE-APPROVAL POLICIES AND PROCEDURES

Generally, in the past, prior to engaging the Company's auditors to perform a particular service, the Company's audit committee has, when possible, obtained an estimate for the services to be performed. Except as disclosed below, the audit committee in accordance with procedures for the Company approved all of the services described above.

Additionally, the auditors have been engaged to perform services by non-independent directors of the Company (who are members of the audit committee) pursuant to pre-approval policies and procedures established by the audit committee (which are detailed as to the particular service) and the audit committee has been informed of any such engagement and service.

Since January 1, 2004, the Company's auditors have billed the Company $16,000 for audit related services in connection with the reorganization. These services were authorized by non-independent members of the board of directors of the Company, who were also members of the audit committee, but were not pre-approved by the full audit committee. Subsequent to the auditors' engagement the audit committee was informed of such engagement and service.

Beginning July 1, 2004, the Company's audit committee intends to obtain estimates for services to be performed, prior to engaging the Company's auditor to perform any audit or non-audit related services, including those set forth above. The audit committee will also allow the engagement of the auditor, by a non-independent member of the board of directors, to render services pursuant to pre-approval policies and procedures established by the audit committee (which are detailed as to the particular service), provided the audit committee is informed of any such engagement and service. The audit committee may delegate to one of its members, who is also an independent director of the Company, the ability to approve such services on behalf of the audit committee. Any approval by such director shall be ratified by the audit committee at its next scheduled meeting.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

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

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBITS

    EXHIBIT
     NUMBER                                         EXHIBIT

      1.1        Notice of Articles

      1.2        Articles (1)<F1>

      4.1        Share Purchase Agreement Between Shareholders and 389863 B.C. Ltd. (1)<F1>

      4.2        Arrangement Agreement Between Viceroy Resource Corporation and IMA Resource
                 Corporation (1)<F1>

      4.3        Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA
                 Resource Corporation (1)<F1>

      4.4        Employment Agreement with William Lee (1)<F1>

      4.5        Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation
                 (1)<F1>

      4.6        Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated
                 April 1, 2004

      4.7        Consulting Agreement Between Lindsay R. Bottomer and IMA Exploration Inc. (1)<F1>

      4.8        Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (1)<F1>

      4.9        Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. (1)<F1>

     4.10        Option Agreement with Lirio and Lir-Fer Construcciones S.R.L. (1)<F1>

     4.11        Option Agreement with Oscar Garcia and others (1)<F1>

     4.12        Purchase Agreement with Modesto Enrique Arasena (1)<F1>

     4.13        Option Agreement with Hugo Arturo Bosque (1)<F1>

     4.14        Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo Sanchez and
                 Antonio Monteleone (1)<F1>

     4.15        Option Agreement with Jorge Ernesto Rodriguez and Gerardo Javier Rodriguez (1)<F1>

     4.16        Option Agreement with Jorge Ernesto Rodriguez and Raul Alberto Garcia (1)<F1>

     4.17        Purchase Agreement with Victor Ronchietto (1)<F1>

     4.18        Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de
                 Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ
                 de Piura (1)<F1>

     4.19        Amendment to Option Agreement with Hugo Arturo Bosque (2)<F2>

     4.20        Amendment to Purchase Agreement with Victor Ronchietto (2)<F2>

     4.21        Option Agreement with Dionisio Ramos (2)<F2>

     4.22        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation (2)<F2>

     4.23        Amendment to consulting Agreement between IMA Exploration Inc. and Nikolaos Cacos
                 (3)<F3>

     4.24        Agreement between the Company and Sean Hurd dated June 2, 2002 (3)<F3>




    EXHIBIT
     NUMBER                                         EXHIBIT

     4.25        Option Agreement between Nestor Arturo and IMA S.A. (3)<F3>

     4.26        Amendment to Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo
                 Sanchez and Antonio Monteleone (3)<F3>

     4.27        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (3)<F3>

     4.28        Option Agreement with Rio Tinto Mining and Exploration Limited (4)<F4>

     4.29        Amendment to Exploration and Option Agreement with Barrick Exploraciones
                 Argentina S.A. (4)<F4>

     4.30        Consulting Agreement between the Company and Lindsay Bottomer dated April 1,
                 2002(4)<F4>

     4.31        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. (4)<F4>

     4.32        Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones
                 S.R.L. (4)<F4>

     4.33        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (4)<F4>

     4.34        Amendment to Option Agreement between Nestor Arturo and IMA S.A. (4)<F4>

     4.35        Amendment to Consulting Agreement Between KGE Management Ltd. and IMA Exploration
                 Inc. (4)<F4>

     4.36        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. (5)<F5>

     4.37        Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones
                 S.R.L. (5)<F5>

     4.38        Amendment to Option Agreement between Nestor Arturo and IMA S.A. (5)<F5>

     4.39        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (5)<F5>

     4.40        Short Form Offering Document (5)<F5>

     4.41        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation (5)<F5>

     4.43        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. (5)<F5>

     4.44        Amendment to Agreement between the Company and Sean Hurd (5)<F5>

     4.45        Amendment to Exploration and Option Agreement with Barrick Exploraciones
                 Argentina S.A. dated March 26, 2003. (6)<F6>

     4.46        Letter of Intent dated March 6, 2003 with Amera Resources Corporation (6)<F6>

     4.47        Letter Agreement with Amera Resources Corporation re: reimbursement of office expenses (6)<F6>



    EXHIBIT
     NUMBER                                         EXHIBIT

     4.48        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura dated December 23, 2002 (6)<F6>

     4.49        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. dated July 10, 2002 (6)<F6>

     4.50        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. dated December 27, 2002 (6)<F6>

     4.51        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation dated July 15, 2002 (6)<F6>

     4.52        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. dated June 14, 2002 (6)<F6>

     4.53        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. dated October 3, 2002 (6)<F6>

     4.54        Amendment to Agreement between the Company and Sean Hurd dated June 10, 2002 (6)<F6>

     4.55        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation dated April 17, 2003 (6)<F6>

     4.56        Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp.
                 and Golden Arrow Resources Corporation dated May 14, 2004 (7)<F7>

     4.57        Amendment to consulting Agreement with Nikolaos Cacos dated January 5, 2004

     4.58        Amendment to Agreement with Sean Hurd dated January 5, 2004

     4.59        Financial Advisory Services Agreement with Endeavour Financial Ltd.

     4.60        Agreement between the Company and Amera Resources Corporation dated March 6, 2003 relating to the Lago Pico, Loma Alta and Nueva Ruta properties

     4.61        Amendment to Letter of Intent with Amera Resources Corporation dated September
                 30, 2003

     4.62        Amendment to Letter of Intent with Amera Resources Corporation dated April 8, 2004

     4.63        Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease

     4.64        Option Agreement dated September 22, 2003, between the Company and Cloudbreak
                 Resources Ltd.

     4.65        Option Agreement dated August 12, 2003 between the Company and Consolidated
                 Pacific Bay Minerals Ltd.

     4.66        Option agreement dated June 11, 2003, between the Company and Ballad Gold &
                 Silver Ltd. (formerly Ballad Ventures Ltd.)

     4.67        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura dated August 15, 2003.

     4.68        Letter Agreement with Arthur Lang dated April 23, 2004

      8.1        List of Subsidiaries

     12.1        Certification of Joseph Grosso Pursuant to Rule 13a-14(a)




     12.2        Certification of Arthur Lang Pursuant to Rule 13a-14(a)

     13.1        Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350

     13.2        Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

(1)<F1> Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 0-30464.

(2)<F2> Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 0-30464.

(3)<F3> Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 0-30464.

(4)<F4> Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 0-30464.

(5)<F5> Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 0-30464.

(6)<F6> Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 16, 2003. File Number 0-30464.

(7)<F7> Previously filed as with the Company's Report on Form 6-K filed June 18, 2004. File Number 0-30464.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                  IMA EXPLORATION INC.
                  (Registrant)



                   /s/ ARTHUR LANG
                  ------------------------------------------------------
                  Arthur Lang, Chief Financial Officer and Director




                  Date:  June 23, 2004
                       --------------------------------

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001

                         (EXPRESSED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------

PRICEWATERHOUSECOOPERS

                                                    PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    PricewaterhouseCoopers Place
                                                    #700 - 250 Howe Street
                                                    Vancouver, BC  Canada
                                                    V6C 3S7
                                                    Tel:  604-806-7000
                                                    Fax:  604-806-7806




INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
April 27, 2004 (except for note 12(b) which is as of May 3, 2004)


COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements such as the changes described in Note 2 to the financial statements. Our report dated April 27, 2004 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, BC, Canada
April 27, 2004

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2003            2002
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             4,454,241       1,436,124
Amounts receivable and prepaids                         176,030          79,661
Marketable securities (Note 4)                          543,460          23,460
                                                   ------------    ------------
                                                      5,173,731       1,539,245
EQUIPMENT net of accumulated depreciation
   of $228,692 (2002 - $201,771)                         40,472          45,517
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        6,883,641       5,847,727
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                426,494         108,351
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               27,707,597      21,354,823

CONTRIBUTED SURPLUS                                   1,541,116         128,260

DEFICIT                                             (17,577,363)    (14,158,945)
                                                   ------------    ------------
                                                     11,671,350       7,324,138
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 12)



APPROVED BY THE BOARD

/s/ Joseph Grosso    , Director
-------------------------------
/s/ Art Lang         , Director
-------------------------------



        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2003            2002            2001
                                                                         $               $               $

EXPENSES

Administrative and management services                                  243,515         224,109         219,891
Bank charges and interest                                                10,319          10,492           7,464
Corporate development and investor relations                            352,706         249,373          88,198
Depreciation                                                             26,920          22,772          24,657
General exploration                                                     226,956         180,321         109,875
Office and sundry                                                        57,959          34,823          37,875
Printing                                                                 46,388          22,304          12,133
Professional fees                                                       297,763         172,828         105,052
Rent, parking and storage                                                72,192          72,268          68,522
Salaries and employee benefits                                          199,411         196,042         193,544
Stock based compensation (Note 6 (d))                                 1,487,235         128,260               -
Telephone and utilities                                                  37,934          34,368          25,138
Transfer agent and regulatory fees                                       34,078          35,831          15,596
Travel and accommodation                                                105,950          80,485          37,740
Cost recoveries (Note 7(d))                                             (35,110)         (6,000)              -
                                                                   ------------    ------------    ------------
                                                                      3,164,216       1,458,276         945,685
                                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                         25,916           8,415         (17,030)
Interest and other income                                               (66,561)        (26,585)        (97,280)
Gain on options and disposition of mineral properties                  (481,779)              -               -
Write-off of mineral properties and deferred costs                      776,626               -          21,483
Write-down of marketable securities                                           -               -          22,483
Loss on sale of marketable securities                                         -               -           6,534
                                                                   ------------    ------------    ------------
                                                                        254,202         (18,170)        (63,810)
                                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                                    (3,418,418)     (1,440,106)       (881,875)

DEFICIT - BEGINNING OF YEAR                                         (14,158,945)    (12,718,839)    (11,836,964)
                                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                               (17,577,363)    (14,158,945)    (12,718,839)
                                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                                  $(0.11)         $(0.06)         $(0.06)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                       32,251,753      23,188,485      15,104,239
                                                                   ============    ============    ============




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                       2003            2002            2001
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (3,418,418)     (1,440,106)       (881,875)
Items not affecting cash
     Depreciation                                                        26,920          22,772          24,657
     Stock based compensation                                         1,487,235         128,260               -
     Gain on options and disposition of mineral properties             (481,779)              -               -
     Write-down of marketable securities                                      -               -          22,483
     Loss on sale of marketable securities                                    -               -           6,534
     Write-off of mineral properties and deferred costs                 776,626               -          21,483
                                                                   ------------    ------------    ------------
                                                                     (1,609,416)     (1,289,074)       (806,718)
Increase in amounts receivable and prepaids                             (96,369)         (9,772)        (17,984)
Increase (decrease) in accounts payable and accrued liabilities         318,143          (7,365)        (73,703)
                                                                   ------------    ------------    ------------
                                                                     (1,387,642)     (1,306,211)       (898,405)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs                (1,850,761)     (1,266,555)     (1,320,777)
Purchase of equipment                                                   (21,875)        (11,201)         (8,012)
Proceeds on sale of marketable securities                                     -               -          16,966
                                                                   ------------    ------------    ------------
                                                                     (1,872,636)     (1,277,756)     (1,311,823)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             6,467,245       3,453,382       1,563,940
Share issuance costs                                                   (188,850)       (189,056)       (100,684)
                                                                   ------------    ------------    ------------
                                                                      6,278,395       3,264,326       1,463,256
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                             3,018,117         680,359        (746,972)

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                                              1,436,124         755,765       1,502,737
                                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:
CASH                                                                  1,654,241         631,255         605,765
TERM DEPOSITS                                                         2,800,000         804,869         150,000
                                                                   ------------    ------------    ------------
                                                                      4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,966,934           5,090         543,889         107,209         138,203
                                                   ------------    ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                    -          62,232               -          14,048               -
    Contractors - access                                      -          10,923               -          18,268               -
    Contractors - surveying                                   -         102,595               -               -               -
    Contractors - environmental                               -          40,664               -             301               -
    Drilling                                                  -         193,836               -         191,923               -
    Field supplies                                            -          28,423               -           3,801               -
    Field workers                                             -               -               -               -               -
    Geological                                            2,250         297,005               -          27,990           1,207
    Geological supplies                                       -          50,317               -           4,896               -
    Geochemistry                                              -           1,659               -               -               -
    Geophysics                                                -          88,886               -               -               -
    Geophysics supplies                                       -          29,702               -               -               -
    Legal fees                                            2,382             198               -             162             162
    Option payments                                      90,810               -               -               -               -
    Staking and statutory fees                            1,900           2,900               -               -               -
    Taxes                                                   204             669             191             417             214
    Travel                                                    -          37,369               -           9,595              50
    Office                                                  746           9,924             704           1,262              53
    Other                                                 5,327               -               -               -               -
    Project management                                      659          10,879             279           2,002             973
    Vehicles                                                  -          28,940               -           9,431               2
                                                   ------------    ------------    ------------    ------------    ------------
                                                        104,278         997,121           1,174         284,096           2,661
                                                   ------------    ------------    ------------    ------------    ------------

Option payments received and cost recoveries            (94,803)              -               -               -               -
Write-off of mineral properties                        (649,094)              -               -               -               -
Proceeds on sale of mineral properties                        -               -               -               -               -
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                       (743,897)              -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,327,315       1,002,211         545,063         391,305         140,864
                                                   ============    ============    ============    ============    ============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                             ARGENTINA                 PERU         TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                              107,940         312,012       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                8,050          13,233           1,580          99,143
    Contractors - access                                  1,483               -               -          30,674
    Contractors - surveying                                   -               -               -         102,595
    Contractors - environmental                               -               -         104,844         145,809
    Drilling                                                  -               -               -         385,759
    Field supplies                                        9,013             501          12,036          53,774
    Field workers                                             -               -          18,850          18,850
    Geological                                           52,011           4,626         146,576         531,665
    Geological supplies                                   3,859           2,244               -          61,316
    Geochemistry                                              -               -               -           1,659
    Geophysics                                                -               -               -          88,886
    Geophysics supplies                                       -               -               -          29,702
    Legal fees                                            2,375           3,760          54,336          63,375
    Option payments                                      15,291               -          41,247         147,348
    Staking and statutory fees                              825          80,979          49,260         135,863
    Taxes                                                   237          21,899              14          23,845
    Travel                                                  718             285          38,176          86,193
    Office                                                1,434             826          18,286          33,236
    Other                                                     -               -           1,958           7,285
    Project management                                    2,431           7,557               -          24,780
    Vehicles                                                498           4,970           8,849          52,690
                                                   ------------    ------------    ------------    ------------
                                                         98,225         140,880         496,012       2,124,447
                                                   ------------    ------------    ------------    ------------
Option payments received and cost recoveries           (206,165)        (45,979)              -        (346,947)
Write-off of mineral properties                               -        (127,532)              -        (776,626)
Proceeds on sale of mineral properties                        -         (22,981)              -         (22,981)
Foreign value added tax                                       -          55,929           2,092          58,021
                                                   ------------    ------------    ------------    ------------
                                                       (206,165)       (140,563)          2,092      (1,088,533)
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                          -         312,329       3,164,554       6,883,641
                                                   ============    ============    ============    ============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,879,134               -         540,720           7,853          72,017
                                                   ------------    ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -              19          39,836          20,251
    Contractors - access                                      -               -               -               -               -
    Contractors - surveying                                   -               -               -               -               -
    Contractors - environmental                               -             487               -             856               -
    Drilling                                                  -               -               -               -               -
    Field supplies                                            -               -             100               -               -
    Field workers                                             -               -               -               -               -
    Geological                                            1,941             785               -          43,799          37,815
    Geological supplies                                       -               -               -           2,451           1,092
    Geochemistry                                              -               -               -               -               -
    Geophysics                                                -               -               -               -               -
    Geophysics supplies                                       -               -               -               -               -
    Legal fees                                            2,343               -               -              34              34
    Option payments                                      71,585               -               -               -               -
    Staking and statutory fees                                -           3,818               3               -           1,232
    Taxes                                                 1,653               -           1,653             121             562
    Travel                                                    -               -               -           7,445             575
    Office                                               10,278               -             385             729           1,014
    Other                                                     -               -               -               -               -
    Project management                                        -               -           1,009              36              36
    Vehicles                                                  -               -               -           4,049           3,575
                                                   ------------    ------------    ------------    ------------    ------------
                                                         87,800           5,090           3,169          99,356          66,186
                                                   ------------    ------------    ------------    ------------    ------------
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,966,934           5,090         543,889         107,209         138,203
                                                   ============    ============    ============    ============    ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                             ARGENTINA                 PERU           TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                               74,565         203,169       1,803,714       4,581,172
                                                   ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -          24,428          84,534
    Contractors - access                                      -               -               -               -
    Contractors - surveying                                   -               -          20,923          20,923
    Contractors - environmental                               -               -         112,689         114,032
    Drilling                                                  -               -               -               -
    Field supplies                                        1,220               -          18,122          19,442
    Field workers                                             -               -          49,790          49,790
    Geological                                           14,034          57,075         236,231         391,680
    Geological supplies                                       -               -               -           3,543
    Geochemistry                                              -               -               -               -
    Geophysics                                                -               -               -               -
    Geophysics supplies                                       -               -               -               -
    Legal fees                                              469               -          63,266          66,146
    Option payments                                      13,969               -         227,079         312,633
    Staking and statutory fees                              757          39,753               -          45,563
    Taxes                                                   424               -               -           4,413
    Travel                                                1,710               -          41,856          51,586
    Office                                                  792               -          19,266          32,464
    Other                                                     -               -          12,882          12,882
    Project management                                        -               -               -           1,081
    Vehicles                                                  -               -          36,204          43,828
                                                   ------------    ------------    ------------    ------------
                                                         33,375          96,828         862,736       1,254,540
                                                   ------------    ------------    ------------    ------------
Foreign value added tax                                       -          12,015               -          12,015
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                    107,940         312,012       2,666,450       5,847,727
                                                   ============    ============    ============    ============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. See also Note 12.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for the stock options granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870") STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS. CICA 3870 provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for stock options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 6 (d).

         Stock-based compensation has been credited to contributed surplus.

         The  fair  value  of  stock   options  is   determined   by  using  the
         BLACK-SCHOLES OPTION PRICING MODEL with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

         For stock options granted to other than employees and directors the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. The Company's principal subsidiaries are IMPSA Resources Corporation (80.69%), Minera Imp-Peru S.A. (100%) and Inversiones Mineras Argentinas S.A. (100%). All intercompany transactions and balances have been eliminated.

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

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which comprise leasehold improvements and office furniture and equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values. As of December 31, 2003, the market value of marketable securities was $1,032,546 (2002 - $78,200).

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

         COMPARATIVE FIGURES

         Certain of the 2002 and 2001 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2003.


4.       MARKETABLE SECURITIES

                                                               2003                            2002
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                          QUOTED
                                                     RECORDED         MARKET         RECORDED         MARKET
                                                       VALUE          VALUE            VALUE          VALUE
                                                         $              $                $              $

         Ballad Gold & Silver Ltd.
               - 500,000 common shares                  250,000         325,000               -               -
         Amera Resources Corporation ("Amera")
               - 600,000 common shares                  270,000         546,000               -               -
         Other                                           23,460         161,546          23,460          78,200
                                                   ------------    ------------    ------------    ------------
                                                        543,460       1,032,546          23,460          78,200
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                                       2003                            2002
                                                   --------------------------------------------    ------------
                                                                     DEFERRED
                                                   ACQUISITION     EXPLORATION
                                                      COSTS            COSTS           TOTAL           TOTAL
                                                        $                $               $               $

         Argentina
             Navidad                                          -       1,002,211       1,002,211           5,090
             Lirio Group                                221,020       1,106,295       1,327,315       1,966,934
             Rio de las Taguas                          133,262         411,801         545,063         543,889
             Evelina                                          -         391,302         391,302         107,209
             Laguna de los Toros                              -         140,867         140,867         138,203
             Other                                       11,639         300,690         312,329         419,952
                                                   ------------    ------------    ------------    ------------
                                                        365,921       3,353,166       3,719,087       3,181,277
         Peru
             Rio Tabaconas                              741,293       2,423,261       3,164,554       2,666,450
                                                   ------------    ------------    ------------    ------------
                                                      1,107,214       5,812,132       6,883,641       5,847,727
                                                   ============    ============    ============    ============

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina.

                  As of December 31, 2003, the Company must make further payments with respect to option agreements on the Lirio Group of properties, totalling US $240,000, as follows:

                        YEAR                            US $

                        2004                             70,000
                        2005                            170,000
                                                   ------------
                                                        240,000
                                                   ============

                  The Company has also agreed to pay net smelter return royalties ("NSR") of up to US $7,000,000 once commercial production is achieved on the Lirio Group of properties.

                  During fiscal 2003, the Company reviewed its non-core mineral properties and determined to write off mineral properties and related deferred exploration costs of $776,626.

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  Under the terms of the option agreement, the Company has paid US $185,000 and was required to make further payments totalling US $1,340,000. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement. Accordingly, the Company and the optionor have deferred payment of the remaining US $1,155,000 option payments until the force majeure is discontinued. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period.

         (c) During fiscal 2003, the Company entered into agreements with Amera, a publicly-traded company with common management and shareholders, whereby the Company:

                  (i) optioned its Mogote Property in the NW San Juan Region of Argentina. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US $1.25 million of expenditures, including work programs and underlying option payments, all over a five year period ending July 1, 2007. Amera has also agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote Property. As at December 31, 2003, Amera has reimbursed the Company $192,952, and $4,902 remained outstanding and is included in amounts receivable. The Company has also received 100,000 shares of Amera at a recorded amount of $45,000.

                           On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 shares of Amera (issued) and conducting an additional US $3 million of exploration expenditures over a three year period ending May 20, 2007.

                  (ii) sold a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera for a recorded amount of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL

         Authorized   -   100,000,000   common   shares   without  par  value
                      -   100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2000                  13,529,219      16,627,241

         Private placements                           5,063,000       1,563,940
         Less share issue costs                               -        (100,684)
                                                   ------------    ------------
         Balance, December 31, 2001                  18,592,219      18,090,497

         Private placements                           5,703,026       2,552,870
         Exercise of options                            170,000          68,000
         Exercise of warrants                         2,085,361         837,512
         Less share issue costs                               -        (194,056)
                                                   ------------    ------------
         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -        (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597
                                                   ============    ============


         (a) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

                  In connection with the financing, the Company granted the agent an option to purchase 195,750 units on the same basis and terms as the private placement. The agent has exercised options to purchase 105,930 units, for $95,337 cash, and, as of December 31, 2003, 89,820 units remained outstanding.

         (b) During fiscal 2002, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003;

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6. SHARE CAPITAL (continued)

                  ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitle the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. The Company also issued 11,111 shares to the agents, at a price of $0.45 per share. The Company also issued agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003;

                  iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. Certain directors purchased 191,111 units. The Company also issued agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003; and

                  iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. Certain directors purchased 325,000 units. The Company also issued agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003.

         (c) During fiscal 2001, the Company completed the following private placements:

                  i) 3,000,000 units at a price of $0.26 for cash proceeds of $746,250, net of share issue costs of $33,750. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.40 on or before July 3, 2002. The President of the Company purchased 240,000 units. The Company also issued agents warrants to purchase 259,000 common shares at a price of $0.35 on or before July 3, 2002;

                  ii) 2,063,000 units at a price of $0.38 for cash proceeds of $717,006, net of share issue costs of $66,934. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 206,300 common shares for the exercise price of $0.45 on or before March 31, 2003.

         (d)      Stock Options

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). A summary of the Company's outstanding options at December 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                                                      2003                    2002                    2001
                                             ----------------------    ----------------------    ----------------------
                                               OPTIONS     WEIGHTED      OPTIONS     WEIGHTED      OPTIONS     WEIGHTED
                                             OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE
                                                 AND       EXERCISE        AND       EXERCISE        AND       EXERCISE
                                             EXERCISABLE     PRICE     EXERCISABLE     PRICE     EXERCISABLE     PRICE
                                                               $                        $                          $

                  Balance,
                       beginning of year        2,465,500    0.44        1,635,500     0.40        1,224,000     0.54
                  Granted                       1,918,500    1.60        1,050,000     0.50        1,635,500     0.40
                  Exercised                    (1,855,850)   0.44         (170,000)    0.40                -        -
                  Cancelled                             -       -          (50,000)    0.40       (1,224,000)    0.54
                                             ------------             ------------              ------------
                  Balance, end of year          2,528,150    1.32        2,465,500     0.44        1,635,500     0.40
                                             ============             ============              ============

                  Stock options outstanding and exercisable at December 31, 2003 are as follows:


                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $

                    254,150                0.40               July 19, 2006
                    159,000                0.50               May 2, 2007
                    225,000                0.50               September 23, 2007
                    195,000                0.84               March 7, 2008
                    300,000                0.90               May 30, 2008
                  1,395,000                1.87               August 27, 2008
                  ---------
                  2,528,150
                  =========

                  During fiscal 2002, the Company granted 540,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $140,840 in respect of its employees and directors' stock options. Pro- forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                       $

                  Net loss for fiscal 2002
                       - as reported                                 (1,440,106)
                       - compensation expense                          (140,840)
                                                                   ------------
                       - pro-forma                                   (1,580,946)
                                                                   ============

                  Basic and diluted loss per share
                       - as reported                                   (0.06)
                       - pro-forma                                     (0.07)

                  During  fiscal  2002,  the  Company  recognized   compensation
                  expense of $128,260 for stock options granted to consultants.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

                                                       2003             2002

                  Risk-free interest rate          3.76% - 4.16%   3.89% - 4.25%
                  Estimated volatility               74% - 78%       73% - 87%
                  Expected life                      2.5 years       2.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.63 (2002 - $0.26) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is as follows:

                                                        2003            2002            2001

                  Balance, beginning of year          9,511,550       6,588,967       3,592,167
                  Issued                              1,502,965       5,007,944       2,996,800
                  Exercised                          (4,969,066)     (2,085,361)              -
                  Expired                                (3,001)              -               -
                                                   ------------    ------------    ------------
                  Balance, end of year                6,042,448       9,511,550       6,588,967
                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2003 are as follows:

                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $
                    1,477,222               0.60              May 23, 2004
                      778,471               0.60              September 27, 2004
                    1,066,822               0.75              September 15, 2004
                    1,253,667               0.90              March 16, 2005
                      173,667               0.75              April 19, 2004
                    1,292,599               1.10              April 28, 2004
                    ---------
                    6,042,448
                    =========

         (f)      See also Note 12.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       RELATED PARTY TRANSACTIONS

         (a) During fiscal 2003, the Company paid $330,600 (2002 - $136,276; 2001 - $157,825) to companies controlled by current and former directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company has agreements with a company controlled by the President of the Company for the rental of office premises. The Company is required to make monthly rent payments of $5,077. During fiscal 2003, the Company paid $60,924 (2002 - $60,924; 2001 - $60,924) for rent.

         (c) During fiscal 2003, the Company recorded $61,067 (2002 - $64,641; 2001 - $45,381) for reimbursement of expenditures and disbursements incurred on behalf of the Company by the President of the Company. As at December 31, 2003, $7,538 (2002 - $1,496 ; 2001 - $17,683) remains unpaid and has been included in accounts payable and accrued liabilities.

         (d) The Company shares its office facilities with Amera. Amera is currently paying a minimum of $2,500 per month to the Company for shared rent and administration costs. During fiscal 2003, the Company received $35,110 (2002 - $6,000; 2001 - $nil) from
                  Amera.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2003, the amount under the agreement would be $891,000.

         (f) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2003            2002            2001
                                                                         $               $               $


         Statutory tax rate                                              37.62%          39.62%          44.62%
         Provision for income taxes based on statutory
              Canadian combined federal and provincial
                   income tax rates                                  (1,286,009)       (570,570)       (393,493)
         Differences in foreign tax rates                              (383,116)         (4,234)        179,918
         Losses for which an income tax benefit
              has not been recognized                                 1,669,125         574,804         213,575
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:


                                                       2003            2002
                                                         $               $

         Future income tax assets
              Financing costs                           116,985          98,934
              Operating loss carryforward             4,051,130       4,164,745
              Excess of tax values of mineral
                properties and property, plant
                and equipment over book value           465,045         330,957
                                                   ------------    ------------
                                                      4,633,160       4,594,636
         Valuation allowance for future tax assets   (4,633,160)     (4,594,636)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $9,002,084 that may be available for tax purposes. The losses expire as follows:


                  EXPIRY DATE                                   $

                      2004                                  1,554,225
                      2005                                  1,266,386
                      2006                                  1,255,915
                      2007                                  1,277,771
                      2008                                    845,836
                      2009                                  1,319,284
                      2010                                  1,482,667
                                                         ------------
                                                            9,002,084
                                                         ============


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003, 2002 and 2001.

         The Company's total assets are segmented geographically as follows:

                                                                               2003
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               5,075,092          65,637          32,999       5,173,728
         Equipment                                       28,974           7,032           4,466          40,472
         Mineral properties and deferred costs                -       3,719,087       3,164,554       6,883,641
                                                   -------------   ------------    ------------    ------------
                                                      5,104,066       3,791,756       3,202,019      12,097,844
                                                   =============   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


9. SEGMENTED INFORMATION (continued)

                                                                               2002
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               4,161,455          49,117          40,914       1,539,245
         Equipment                                       34,323           5,817           5,377          45,517
         Mineral properties and deferred costs                -       3,181,277       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
                                                      4,196,278       3,236,211       2,712,741       7,432,489
                                                   ============    ============    ============    ============


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

         The significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (3,418,418)     (1,440,106)       (881,875)
         Mineral properties and deferred costs for the year (i)      (1,812,540)     (1,266,555)     (1,320,777)
         Mineral properties and deferred costs written off
              during the year which would have been
              expensed in the year incurred (i)                         776,626               -          21,483
         Stock-based compensation (iii)                                (144,000)       (102,150)              -
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (4,598,332)     (2,808,811)     (2,181,169)
         Unrealized gains on available-for-sale securities (ii)         434,346          54,740               -
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                     (4,163,986)     (2,754,071)     (2,181,169)
                                                                   =============   ============    ============
         Loss per share under US GAAP                                     (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============
         Diluted loss per share under US GAAP                             (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============


                                                                       2003            2002
                                                                         $               $

         SHAREHOLDERS' EQUITY
         Balance per Canadian GAAP                                   11,671,350       7,324,138
         Mineral properties and deferred costs expensed (i)          (6,883,641)     (5,847,727)
         Accumulated other comprehensive income (ii)                    489,086          54,740
                                                                   ------------    ------------
         Balance per US GAAP                                          5,276,795       1,531,151
                                                                   ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                       2003            2002
                                                         $               $

         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                    6,883,641       5,847,727
         Mineral properties and deferred costs
              expensed under US GAAP (i)             (6,883,641)     (5,847,727)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============


                                                       2003            2002            2001
                                                         $               $               $

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES
         Cash used per Canadian GAAP                 (1,387,642)     (1,306,211)       (898,405)
         Mineral properties and deferred costs (i)   (1,850,761)     (1,266,555)     (1,320,777)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                       (3,238,403)     (2,572,766)     (2,219,182)
                                                   ============    ============    ============



                                                       2003            2002            2001
                                                         $               $               $

         INVESTING ACTIVITIES
         Cash used per Canadian GAAP                 (1,872,636)     (1,277,756)     (1,311,823)
         Mineral properties and deferred costs (i)    1,850,761       1,266,555       1,320,777
                                                   ------------    ------------    ------------
         Cash provided (used) per US GAAP               (21,875)        (11,201)          8,954
                                                   ============    ============    ============

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Accounting for stock-based compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" until 2003.

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

                  During fiscal 2003, for US GAAP purposes, the Company has prospectively adopted the fair based method of accounting for stock-based compensation in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       New Accounting Standards

                  In May 2003, the FASB issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FSAB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties            (272,982)              -               -
              Acquisition of marketable securities                      272,982               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


         Financing activities
              Finder's fees payable                                           -          (5,000)              -
              Shares issued for payment of finder's fees                      -           5,000               -
              Shares issued on exercise of options                       74,379               -               -
              Contributed surplus                                       (74,379)              -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                                       2003            2002            2001
                                                                         $               $               $

         Interest paid in cash                                                -               -               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUBSEQUENT EVENTS

         a) In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and, as at the date of the Auditor's Report, the outcome is not determinable.

         b) On May 3, 2004, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into two separate public companies. Following the corporate restructuring the Company will continue to hold the Navidad project, while the newly created company will hold all other mineral property interests. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

         c)       Subsequent to December 31, 2003, the Company:

                  (i) completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of $279,000 agent's commission and $63,500 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 units, at a recorded amount of $620,000 to its agent;

                  (ii) granted 1,462,000 stock options for $3.10 per share to its directors, employees and consultants for a period of five years; and

                  (iii) issued 2,634,291 common shares for $2,308,015 on the exercises of stock options and warrants.