Form 20-F
period 2004-12-31
IMA EXPLORATION INC
filed 2005-06-07
CIK 1102706

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004.
                43,816,207 COMMON SHARES AS OF DECEMBER 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X       No
    -----        -----

Indicate by check mark which financial statement item the registrant has elected
to follow.    Item 17   X      Item 18
                      -----             -----

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

GLOSSARY OF TERMS:



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

SKARN: A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

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


                                    MINERALS

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


                                   ROCK TYPES

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

Selected Financial Data

The selected financial data of IMA Exploration Inc. (the "Company") for the years ended December 31, 2004, 2003 and 2002 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended December 31, 2001 and 2000 are derived from the Company's audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation, not included herein.

The information in the following table was extracted from the consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and United States Generally Accepted Accounting Principles ("U.S. GAAP"), and their effect on the Company's financial statements.

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

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                            ---------------------------------------------------
                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
                            ---------------------------------------------------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

Revenue                          $0         $0         $0         $0         $0

General Corproate
  Expenditures               (4,084)    (2,276)      (330)      (173)      (387)

General Explroation
  Expenditures                 (229)      (227)      (180)      (110)      (137)

Foreign Exchange
  Gain (Loss)                  (195)       (13)        (2)         3         (3)

                            ---------------------------------------------------
                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
                            ---------------------------------------------------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

Interest and
  Miscellaneous Income          102         67         27         97        157

Provision for
  Marketable Securities        (100)         -          -          -          -

Loss Allocated
  to spin off assets           (131)      (969)      (955)      (699)    (1,654)

Net Income (Loss)            (4,655)    (3,418)    (1,440)      (882)    (2,024)

Earnings (Loss)
  per share from
  continuing operations       (0.11)     (0.08)     (0.02)     (0.01)     (0.03)

Earnings (Loss) per share
  Basic and Diluted           (0.11)     (0.11)     (0.06)     (0.06)     (0.17)


Weighted Average Number
  of Shares Outstanding      40,939     32,252     23,188     15,104    11, 939

Working Capital               5,053      4,747      1,431        733      1,435

Capital Assets                   94         36         46         57         74

Mineral Properties            6,551      1,469        148        132        114

Spin-Off Assets                   -      6,749      6,903      5,369      3,866

Long-Term Debt                    -          -          -          -          -

Total Assets                 12,222     13,419      8,637      6,407      5,678

Net Assets -
  Shareholder's Equity       10,813     11,671      7,324      5,372      4,790


ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

                            ---------------------------------------------------
                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
                            ---------------------------------------------------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

CONSOLIDATED STATEMENT
  OF OPERATIONS

Earnings (Loss) for the
year under Canadian GAAP    $(4,655)   $(3,418)   $(1,440)     $(882)   $(2,024)

Mineral property and
deferred exploration costs
for the year, net of future
income tax and write down
of marketable securities     (4,448)    (1,813)    (1,267)    (1,321)    (1,989)

Mineral property and
deferred exploration costs
written off during the
year which would have been
expensed in the year
incurred                          -        777          -         21        790

Stock-based compensation          -       (144)      (102)         -          -

Earnings (Loss) for the
year under US GAAP before
comprehensive income
adjustments                 $(9,134)   $(4,598)   $(2,809)   $(2,181)   $(3,224)

Unrealized (loss) gains on
available-for-sale
securities                     (387)       434         55          -          -
                            -------    -------    -------    -------    -------
Comprehensive
Income (Loss)               $(9,521)   $(4,164)   $(2,754)   $(2,181)   $(3,224)
                            =======    =======    =======    =======    =======

                            ---------------------------------------------------
                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
                            ---------------------------------------------------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

Earnings (Loss) per
share under US GAAP          $(0.22)    $(0.14)    $(0.12)    $(0.14)    $(0.26)
                            =======    =======    =======    =======    =======

Diluted Earnings (Loss)
per share under US GAAP      $(0.22)    $(0.14)    $(0.12)    $(0.14)    $(0.26)
                            =======    =======    =======    =======    =======


                            -------    -------    -------    -------    -------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP   $10,813    $11,671     $7,324     $5,372     $4,790

Mineral property and
deferred exploration
costs expensed net of
future income tax            (5,666)    (6,884)    (5,848)    (4,581)    (3,282)

Accumulated other
comprehensive income             84        489         54          -          -
                            -------    -------    -------    -------    -------
Balance per US GAAP          $5,231     $5,277     $1,530       $790     $1,508
                            =======    =======    =======    =======    =======


CONSOLIDATED STATEMENTS
OF CASH FLOWS

OPERATING ACTIVITIES

Cash (used) provided
per Canadian GAAP           $(2,962)   $(1,419)   $(1,306)     $(898)     $(987)

Mineral properties and
deferred costs               (4,578)    (1,851)    (1,267)    (1,321)    (1,989)

Cash used per US GAAP       $(7,540)   $(3,270)   $(2,573)   $(2,219)   $(2,976)

INVESTING ACTIVITIES

Cash used per
Canadian GAAP               $(4,510)   $(1,873)   $(1,278)   $(1,312)   $(2,004)

Mineral properties
and deferred costs            4,578      1,851      1,267      1,321      1,989
                            -------    -------    -------    -------    -------
Cash provided (used)
per US GAAP                     $68       $(22)      $(11)        $9       $(15)
                            =======    =======    =======    =======    =======

                            ---------------------------------------------------
                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
                            ---------------------------------------------------
                               2004       2003       2002       2001       2000
                            -------    -------    -------    -------    -------

FINANCING ACTIVITIES

Cash provided per
Canadian and US GAAP         $9,269     $6,278     $3,264     $1,463     $3,380
                            =======    =======    =======    =======    =======

See Note 11 of the Company's consolidated financial statements.

Exchange Rate History

The noon rate of exchange on May 5, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$.8033 (US$1.2448 = CDN$1.00).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended April 30, 2005.

         MONTH                       HIGH              LOW

         November 2004              .8493             .8155
         December 2004              .8435             .8064
         January 2005               .8346             .8050
         February 2005              .8134             .7960
         March 2005                 .8060             .8024
         April 2005                 .8233             .7957

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.


         PERIOD                                     AVERAGE

         January 1, 2000 - December 31, 2000         0.6746
         January 1, 2001 - December 31, 2001         0.6456
         January 1, 2002 - December 31, 2002         0.6368
         January 1, 2003 - December 31, 2003         0.7206
         January 1, 2004 - December 31, 2004         0.7682

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Risk Factors

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company's operations (see "Item 4. Information on the Company - History and Development of the Company"):

LIQUIDITY AND CASH FLOW: As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. As at May 5, 2005 the Company had working capital of approximately $5,500,000. Management believes the Company has adequate resources to maintain its ongoing operations and will require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2005. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

EXPLORATION STAGE COMPANY: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration stage.

ADDITIONAL FINANCING: The Company presently has sufficient financial resources to meet property commitments on its existing property holdings. The Company at present does not, however, have sufficient funds to conduct planned exploration programs on all these properties and will need to obtain additional financing or find joint venture partners in order to initiate any such programs.

The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort, on any of the Company's material properties. The Company may seek joint venture partners to provide funding for further work on any or all of those other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

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

EXPLORATION RISKS: Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's efforts to identify resources will be successful. Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices. The Company would like to establish resources.

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

TITLE TO PROPERTIES: The validity of mining claims, which constitute a significant portion of the Company's undeveloped property holdings, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. Title to properties may be subject to litigation claims by others. On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc. ("Aquiline"), commenced an action against the Company seeking damages and a constructive trust over certain of the Company's properties in the Navidad area. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. As of the date of this annual report the outcome is not determinable. See "Item 8. Financial Information - Legal Proceedings."

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $4.80 to a low of $1.73 during the 12-month period ending December 31, 2004. There can be no assurance that continual fluctuations in price will not occur.

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

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

    -    $5,000,000 bodily injury liability for each person.
    -    $5,000,000 bodily injury liability for each occurrence.
    -    $5,000,000 property damage liability for each occurrence.
    -    $10,000 medical expense coverage, per person.
    -    $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

In April 2005, the Company purchased an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is $5 million. The policy is renewable on a yearly basis.

MANAGEMENT: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company, Gerald G. Carlson, the Chairman of the Company's Board of Directors, and Arthur Lang, the Company's Chief Financial Officer. The loss of any of these people could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). Gerald G. Carlson provides his services to the Company through KGE Management Ltd. All of the Company's other officers are now employed by the Grosso Group Management Ltd. ("Grosso Group"). The Company has entered into consulting agreements with Oxbow and KGE Management Ltd. The Company does not maintain "key-man" insurance in respect of any of its principals.

Grosso Group Management Ltd.

Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd. to provide services and facilities to the Company. As of the date of this Annual Report, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group, which is discussed below. It is anticipated that the formal agreement will have an effective date of January 1, 2005.

The Grosso Group is a private company which will be owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation and Gold Point Exploration Ltd., each of which will own one share. Pursuant to the terms of the proposed Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company shall include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

         1.       the use of the Grosso Group's offices;
         2.       receptionist personnel;
         3.       office equipment; and
         4.       services   of    administration,    accounting,    purchasing,
                  secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $60,000 (which as of the date of this report is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

It is anticipated that the Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of May 5, 2005 it is anticipated that the directors of the Grosso Group will be Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Messrs. Lang and Grosso are officers and directors of the Company. Mr. Lang is an officer of Amera Resources Corporation and a director of Golden Arrow Resources Corporation. Mr. Grosso is a director and officer of Amera Resources Corporation and a director and officer of Golden Arrow Resources Corporation. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow Resources Corporation and a director and officer of Amera Resources Corporation. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the President and a director of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2004 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. It is anticipated that Mr. Grosso will return the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share will then be issued to the Company.

The Board of Directors of the Company will approve the formal agreement once completed.

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

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: The projects in which the Company has an interest are located in Argentina. Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina as a developing country may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. The Argentine economy has experienced recessions in recent years and there can be no assurance that their economy will recover from such recessions.

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

IMPACT OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS: The projects in which the Company has an interest are located in Argentina.

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

ENVIRONMENTAL REGULATIONS: The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company's operations; however, any changes in environmental legislation or regulations, or in the Company's business, may cause compliance with such legislation and/or regulation to have a material impact on the Company's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to ensure that it complies fully with all environmental regulations relating to its operations in Argentina.

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

CURRENCY FLUCTUATIONS: The Company's operations in Argentina and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company's financial position and results. Certain of the Company's expenses are denominated in U.S. dollars. As such, the Company's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company's operations and financial position. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe the Company is subject to material exchange rate exposure from any fluctuation of the Argentine currency. The
Company does not engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects".

NO DIVIDENDS: The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

PENNY STOCK REGULATION: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules. The Company's shares will be subject to the penny stock rules until such time as (1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

ENFORCEMENT OF LEGAL PROCESS: It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia. None of the Company's directors are residents of the United States and all, or a substantial portion, of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies. Upon implementation of the corporate reorganization, the Company would continue to hold the Navidad silver-lead-copper project and certain other mineral properties in central Chubut Province, Argentina, while the newly created public company will hold the other resource assets of the Company.

Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") continued to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") were be transferred to Golden Arrow Resource Corporation ("Golden Arrow"), a new public company formed to effect the reorganization. Golden Arrow is committed to grass roots exploration while the Company retained the Navidad project and focused on:

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

The reorganization was implemented by a Plan of Arrangement under the BCBCA. The Company's shareholders and optionholders approved the Plan of Arrangement at the Company's Annual General Meeting that was held on June 22, 2004. All other approvals were subsequently received.

The common shares of Golden Arrow were distributed to shareholders of the Company in proportion to their shareholdings in the Company on July 7, 2004 and on the basis of one Golden Arrow share for every 10 shares of the Company held. The reorganization was intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of the Company's portfolio of exploration projects.

                           CURRENT CORPORATE STRUCTURE


                       ----------------------------------
                              IMA Exploration Inc.
                       ----------------------------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                       ----------------------------------
                               IMA Holdings Corp.
                       ----------------------------------
                                       |
                               CANADA  |
--------------------------------------------------------------------------------
                                       |
                                      100%
                                       |
                       ----------------------------------
                             IMA Latin America Inc.
                       ----------------------------------
                                       |
                                      100%
                                       |
                       ----------------------------------
                       Inversiones Mineras Argentina Inc.
                       ----------------------------------
                                       |
                         BVI/BARBADOS  |
--------------------------------------------------------------------------------
                        ARENTINA/PERU  |
                                       |
                                      100%
                                       |
                       ----------------------------------
                       Inversiones Mineras Arentinas S.A.
                       ----------------------------------
                                       |
                                       |
                             -----------------------
                             Navidad Area Properties
                             -----------------------

PRINCIPAL OFFICE

The current office and principal address of the Company is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's telephone number is (604) 687-1828.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $4,448.659, $1,069,228, and $5,090 and capital assets of $93,650, $21,875 and
$11,201  for  the  fiscal  years  ended  December  31,  2004,   2003  and  2002,
respectively.

The Company has not made any write down to the value of its mineral properties and deferred costs.

PLANNED EXPLORATION EXPENDITURES AND PROPERTY PAYMENTS

For the period from January 1 to May 5, 2005, the Company has made additions to mineral properties and deferred costs of approximately $2,050,000. For the balance of 2005, the Company expects to spend a further $4,000,000 on the Navidad project. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

As of May 5, 2005, the Company does not have sufficient working capital to fund all of its planned exploration work and property commitments and meet all of its ongoing overhead obligations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to conduct further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of, or substantial dilution of the Company's interest in its properties.

Business Overview

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of the date of this annual report, the Company is an exploration stage company and has not generated any revenues from mining operations. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration and evaluation will be required before a final determination as to the economic and legal feasibility of any of the properties is determined.

On the properties in the Navidad area, accessibility and work may be limited during the winter months.

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS

The Company has been active in Peru and continues to be active in Argentina since 1996 acquiring and exploring mineral properties.

In August 1999 the Company completed a private placement with Barrick. Barrick was granted an option to earn an interest in either the Potrerillos or Rio de Taguas property. The funds were spent on the drilling program on the Potrerillos property. Subsequent proceeds were spent on further exploration of the Company's properties in the Valle de Cura region of San Juan Province, Argentina from October 2000 to March 2001. As a result of the private placement Barrick became the Company's largest shareholder but has subsequently reduced its holdings.

The Company agreed to spend a minimum of $1,125,000 on its Valle de Cura properties out of the proceeds from the Barrick private placement. As of December 31, 2003 this requirement had been met. On December 15, 2003 Barrick served notice that it would not be exercising the option.

In March 2001, the Company granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to acquire a majority interest in the Mogote property in the Valle de Cura region of San Juan Province, Argentina. This agreement was terminated by Rio Tinto in December 2001. In March 2003 (as amended September 30, 2003), the Company granted Amera Resources Corporation ("Amera") an option to acquire a 51% interest, amended on April 8, 2004 to 75%, in the Mogote property. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote Property" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

In 2002, the Company began to acquire properties in Chubut Province, Argentina. In 2003, the Company significantly increased its focus on activities in the Chubut region. The Company has entered into a number of joint venture agreements which resulted in the farm-out of several of its non-core properties.

In early 2003, the Company focused its efforts on its Navidad Area Properties in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. A Phase I drilling program commenced in November, 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was carried out. A Phase III drilling program commenced in November, 2004 and, other than a break for Christmas, drilling continued to March 7, 2005. Subsequently the Company has announced that the Phase III program budget has been increased to include an additional 10,000 metres of drilling and drilling resumed in April, 2005. The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling to date has comprised 9,526.2 metres in 54 holes for a project total of 27,982.3 metres in 174 holes.

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company.

Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") continued to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") were be transferred to Golden Arrow Resource Corporation ("Golden Arrow"), a new public company formed to effect the reorganization. Golden Arrow is committed to grass roots exploration while the Company retained the Navidad project and focused on:

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

The reorganization was implemented by a Plan of Arrangement under the BCBCA. The Company's shareholders and optionholders approved the Plan of Arrangement at the Company's Annual General Meeting that was held on June 22, 2004. All other approvals were subsequently received.

The common shares of Golden Arrow were distributed to shareholders of the Company in proportion to their shareholdings in the Company on July 7, 2004 and on the basis of one Golden Arrow share for every 10 shares of the Company held. The reorganization was intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of the Company's portfolio of exploration projects.

GOVERNMENT REGULATIONS

The Company's operations are subject to certain governmental laws and regulations. See "Item 3. Key Information - Risk Factors - Foreign Countries and Regulatory Requirements", "Item 3. Key Information - Risk Factors - Impact of Government Regulations on the Company's Business" and "Item 3. Key Information - Risk Factors - Environmental Regulations."

Organizational Structure

The Company has one direct wholly-owned subsidiary, IMA Holdings Corp. ("IHC").

IHC has a direct wholly-owned subsidiary, IMA Latin America Inc. ("IMA Latin America"), a British Virgin Islands company.

IMA Latin America has one direct wholly-owned subsidiary, Inversiones Mineras Argentinas Inc., a Barbados company ("IMA Barbados"). IMA Barbados has one direct wholly-owned subsidiary, Inversiones Mineras Argentinas S.A. ("IMA Argentinas"), an Argentine company.

The Company's current corporate structure is depicted (above). See "Item 4. Information on the Company - History and Development of the Company."

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

Properties, Plants and Equipment

The Company's principal business is the acquisition and exploration of mineral properties. As of the date of this annual report, all of the Company's properties are without known reserves and the Company's operations are exploratory in nature. See Item 4. Navidad Property - Estimated Resources.

PRINCIPAL PROPERTIES

NAVIDAD PROJECT

On February 3, 2003 the Company announced the discovery of high-grade silver-lead mineralization on its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut Province, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization were abundantly visible with lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited.

During the fiscal years ending December 31, 2004, 2003 and 2002 the Company had capitalized and expensed costs on all of its properties as follows:

                                                General             Aggregate
                                              Exploration             Amount
                          Amount              Expensed in         Written-off In
Fiscal Year Ending     Capitalized            Fiscal Year          Fiscal Year

December 31, 2002         $148,618               $180,321                $ Nil
December 31, 2003       $1,469,026               $226,956                $ Nil
December 31, 2004       $6,551,598               $228,961                $ Nil

                            [Argentina Property Map]


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

            MAP OF ARGENITNA SHOWING THE LOCATION OF THE CITIES OF:

                                  BUENOS AIRES
                                   BARILOCHE
                                 PUERTO MADRYN

   WITH "STAR" SHOWING THE LOCATED OF THE NAVIDAD PROJECT IN CHUBUT PROVINCE

ARGENTINEAN PROPERTIES

Navidad Project

On February 3, 2003, the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut, Argentina. The mineralization had been discovered by prospecting on December 10, 2002, and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or rock sampling activity despite the area being inhabited. Furthermore a fence line passes through the central part of the outcropping high-grade mineralization and blocks of rock containing obvious green copper oxides had been used to prop up fence posts.

PROPERTY DESCRIPTION AND LOCATION

The Navidad Project comprises 10,000 hectares consisting of two individual claims (manifestacions) in the Gastre Department of the Province of Chubut. These two claims are underlain by the company's original claim (the Gan Cateo) and cover the same area. The project is centered at approximately 42.415 decimal degrees south latitude and 68.82 decimal degrees west longitude in the Campo Inchauspe datum. The above point has been located in the field by professional surveyors and has the coordinates 2,514,856.53 east and 5,304,454.84 north in Gauss Kruger Campo Inchauspe zone 2 and was assigned the local grid coordinates 50,000E, 10,000N with an elevation of 1,218.18 m (Height Above Ellipsoid
WGS1984). The local grid is rotated 30 degrees to the east of Gauss Kruger north.

Mineral Titles included in the Navidad Project:

--------------------------------------------------------------------------------
File
Number     Year    Date                  Type             Name          Hectares
--------------------------------------------------------------------------------

13984      2002    December 6, 2002      Cateo            Gan             10,000
14340      2004    September 16, 2004    Manifestacion    Navidad Este     5,000
14341      2004    September 16, 2004    Manifestacion    Navidad Oeste    5,000

--------------------------------------------------------------------------------
Note: the project totals 10,000 hectares, claims 14340 and 14341 together cover the same area as the original claim 13984.

ACCESSIBILITY AND INFRASTRUCTURE

The property is located in the north-central part of the Province of Chubut within the prominent Gastre structural lineament in a somewhat uplifted area. Maximum elevation within the Gan cateo is 1,460 m while the minimum elevation is 1,060 m. Relief is gentle with minor local exceptions.

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

Access to the property is possible year around by two-wheel drive pick-up truck except in very wet periods. Gastre is the nearest town some 40km to the west and the town of Gan Gan is about the same distance to the east; both are along Route 4, a gravel highway. The nearest airport with scheduled service is in Esquel four hours drive to the southwest by gravel road. To the north about two hours drive, in the province of Rio Negro, is the town of Ingenerio Jacobacci which is larger than Gastre and has much better services including banking. From
Ingenerio Jacobacci it is another three and a half hours to the west to Bariloche, a city with multiple daily flights and a centre for tourism year round. From Gastre to the Atlantic Coast it is approximately seven hours drive virtually all on gravel roads. Along the coast infrastructure is much better with paved, roads, ports and airports and larger population centers.

During normal road conditions the trip from Gastre to the Navidad Project is about 30 minutes.

A high voltage power line running from the Futaleufu site to an aluminum smelter at Puerto Madryn passes roughly 50km south of the Navidad Project. The government has announced a contract tendered to construct a connection from this power line to the national power grid at Choele Choel in Rio Negro to the north in order to facilitate expansion of the aluminum smelter and other projects. Construction of the connection will bring the Argentine national power grid with easy reach of Navidad.

HISTORY

The Navidad Project has no known exploration history and there is no indication that any of the surface showings were previously discovered or sampled. A prospecting discovery of this type seems unthinkable in the exploration industry in this day and age, especially within a few hundred meters of a provincial highway, except for the lack of mining and prospecting tradition in Patagonia. Proof of this lack of mining tradition is that the posts of the fence line that passes through the central part of the outcropping high grade mineralization had been propped up with blocks of rock containing obvious green copper oxides.

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

Apparently one of the controlling features of the San Jorge Basin is the long-lived, major structure known as the Gastre Fault. This fault is a wide, northwest-trending zone of fracturing that appears to have controlled deposition of rock units and then dismembered them from the Jurassic through the present.

Faulting related to the Gastre Fault is present in the Navidad Project area, but the most striking structural elements in the area are a series of northwest trending folds.

DIAMOND DRILLING PROGRAM

Connors Argentina S. A. ("Connors") of Mendoza Argentina commenced drilling on November 26, 2003. Phase IIIa drilling was completed on March 7, 2005, Phase IIIb drilling is currently ongoing. To the end of the Phase IIIa drill program, 27,982m have been drilled in 174 holes. During the life of the project the average rate of drilling including moves and breakdowns has been 121.7 metres per day.

All but 149 metres of the drilling has recovered HQ diameter (61mm) core, with the remainder recovering NQ diameter core. The drill supplied by Connors Argentina is containerized and mounted on a tracked undercarriage capable of moving itself. Water for drilling was brought to the drilling sites by a water truck of 9,000 liters that was subcontracted by Connors. The water was trucked from several local sources under agreement with local surface land owners.

Down hole surveys of the holes were done using a Tropari and/or a Sperry Sun instrument. In general the orientation of holes has little deviation because of the relatively large diameter of the drill string and the relatively short lengths of the holes.

Surveyed coordinates and orientations of Navidad drillholes:



Diamond                               Easting       Northing     Elevation    Azimuth    dip down
Drill                                 GK faja 2     GK faja 2     (metres)   (wrt GK)      from       Length
Hole           Local E     Local N   Campo Inch    Campo Inch        HAE     CI north)   Vertical    (metres)

NV03-01       50,000.6    10,005.0  2,514,819.5   5,304,458.8     1,219.5       210.0      -45.0       109.5
NV03-02       50,000.0     9,971.1  2,514,802.0   5,304,429.8     1,211.2        30.0      -45.0       154.5
NV03-03       51,160.5     9,660.1  2,515,651.6   5,303,580.3     1,178.4       210.0      -45.0       178.5
NV03-04       51,160.1     9,669.6  2,515,655.9   5,303,588.6     1,178.6        30.0      -45.0       285.0
NV03-05       51,160.1     9,802.1  2,515,722.2   5,303,703.3     1,176.6        30.0      -60.0       217.7
NV03-06       49,961.7     9,972.3  2,514,769.5   5,304,449.9     1,218.4        30.0      -45.0       136.2
NV03-07       49,919.7     9,965.9  2,514,729.9   5,304,465.4     1,222.2        30.0      -45.0       108.9
NV03-08       49,959.8    10,016.3  2,514,789.8   5,304,489.0     1,226.4       210.0      -45.0       146.0
NV03-09       49,919.9    10,027.4  2,514,760.8   5,304,518.6     1,231.4       210.0      -45.0       106.1
NV03-10       49,961.9     9,953.4  2,514,760.2   5,304,433.5     1,215.1        30.0      -45.0       150.7
NV03-11       49,625.2    10,040.0  2,514,511.9   5,304,676.8     1,209.2       120.0      -45.0       133.2
NV04-12       51,160.6     9,577.9  2,515,610.5   5,303,509.0     1,155.4        30.0      -65.0       220.0
NV04-13       50,876.5    10,015.0  2,515,583.1   5,304,029.5     1,179.4        30.0      -45.0       142.7
NV04-14       50,997.6     9,911.7  2,515,636.3   5,303,879.6     1,178.1       210.0      -70.0       158.0
NV04-15       51,159.8     9,910.5  2,515,776.1   5,303,797.4     1,167.0        30.0      -60.0       139.6
NV04-16       51,161.0     9,451.4  2,515,547.6   5,303,399.2     1,138.3        30.0      -55.0       250.5
NV04-17       50,998.8     9,614.4  2,515,488.6   5,303,621.4     1,156.7        30.0      -85.0       164.2
NV04-18       51,001.3     9,364.5  2,515,365.9   5,303,403.8     1,137.1        30.0      -55.0       274.7
NV04-19       51,001.9     9,826.2  2,515,597.2   5,303,803.4     1,181.7       210.0      -80.0       188.1
NV04-20       50,801.6     9,897.6  2,515,459.5   5,303,965.3     1,163.0       210.0      -70.0        70.9
NV04-21       50,997.6     9,948.5  2,515,654.7   5,303,911.4     1,174.2        30.0      -45.0       198.1
NV04-22       50,998.5     9,977.9  2,515,670.2   5,303,936.4     1,171.9       210.0      -75.0       193.8
NV04-23       51,000.7     9,713.6  2,515,540.0   5,303,706.4     1,177.3       210.0      -85.0       191.1
NV04-24       50,804.7    10,023.1  2,515,524.9   5,304,072.4     1,173.8        30.0      -50.0       145.6
NV04-25       51,204.1     9,014.3  2,515,366.4   5,302,999.1     1,140.0       210.0      -45.0       199.8
NV04-26       50,802.1     9,728.9  2,515,375.6   5,303,818.9     1,153.5        32.0      -75.0       134.0
NV04-27       50,100.7     9,719.0  2,514,763.2   5,304,161.1     1,164.0        30.0      -45.0       181.5




Diamond                               Easting       Northing     Elevation    Azimuth    dip down
Drill                                 GK faja 2     GK faja 2     (metres)   (wrt GK)      from       Length
Hole           Local E     Local N   Campo Inch    Campo Inch        HAE     CI north)   Vertical    (metres)

NV04-28       51,164.5     9,865.2  2,515,757.6   5,303,755.8     1,170.6        30.0      -60.0       158.0
NV04-29       51,299.1     9,847.6  2,515,865.4   5,303,673.3     1,157.6       210.0      -80.0       158.0
NV04-30       51,300.4     9,765.7  2,515,825.5   5,303,601.7     1,159.8       210.0      -80.0       209.0
NV04-31       51,160.7     9,666.8  2,515,655.1   5,303,585.9     1,178.5        30.0      -80.0       296.0
NV04-32       50,598.0    10,088.9  2,515,378.9   5,304,232.8     1,154.7        30.0      -45.0       154.5
NV04-33       50,598.4    10,016.4  2,515,343.0   5,304,169.8     1,154.8       210.0      -80.0       149.0
NV04-34       50,180.9     9,955.5  2,514,950.9   5,304,325.8     1,180.0        30.0      -45.0       228.2
NV04-35       51,199.5     9,251.1  2,515,480.9   5,303,206.5     1,134.2        30.0      -80.0       293.0
NV04-36       50,898.2     9,988.0  2,515,588.3   5,303,995.3     1,176.5       210.0      -80.0        77.0
NV04-37       50,899.9     9,914.7  2,515,553.2   5,303,931.0     1,173.8       210.0      -80.0       102.5
NV04-38       50,897.2     9,819.7  2,515,503.3   5,303,850.0     1,164.4        30.0      -80.0       107.0
NV04-39       50,400.2     9,982.9  2,515,154.5   5,304,239.9     1,157.1       210.0      -80.0       215.0
NV04-40       50,399.8    10,098.9  2,515,212.2   5,304,340.5     1,155.9        30.0      -45.0       127.2
NV04-41       51,080.8     9,943.4  2,515,724.2   5,303,865.4     1,174.9        30.0      -45.0       145.2
NV04-42       51,080.4     9,938.8  2,515,721.5   5,303,861.6     1,174.5       210.0      -80.0       187.9
NV04-43       51,080.4     9,853.2  2,515,678.7   5,303,787.4     1,180.3       210.0      -75.0       230.6
NV04-44       51,079.3     9,750.3  2,515,626.3   5,303,698.9     1,188.1       210.0      -75.0       232.9
NV04-45       51,230.9     9,861.1  2,515,813.0   5,303,719.1     1,164.0       210.0      -80.0       167.0
NV04-46       51,232.3     9,760.2  2,515,763.8   5,303,630.9     1,168.6       210.0      -80.0       239.0
NV04-47       51,236.7     9,681.0  2,515,728.1   5,303,560.2     1,176.6        30.0      -75.0       242.0
NV04-48       51,302.3     9,980.9  2,515,934.8   5,303,787.1     1,147.2        30.0      -45.0        67.5
NV04-49       51,301.0     9,915.2  2,515,900.8   5,303,730.8     1,150.5        30.0      -80.0        82.8
NV04-50       51,159.9     9,954.9  2,515,798.5   5,303,835.8     1,165.7        30.0      -80.0       113.0
NV04-51       51,159.1     9,971.9  2,515,806.2   5,303,850.9     1,165.5        30.0      -45.0       100.5
NV04-52       50,896.0     9,948.4  2,515,566.7   5,303,962.1     1,173.4        30.0      -45.0       100.5
NV04-53       50,796.8     9,954.7  2,515,483.9   5,304,017.1     1,169.2        30.0      -50.0        97.5
NV04-54         49,920       9,935    2,514,715     5,304,438       1,215        30.0      -50.0       190.5
NV04-55         50,000       9,906    2,514,770     5,304,374       1,197        30.0      -45.0       168.8
NV04-56         50,943      10,001    2,515,634     5,303,984       1,178        30.0      -45.0       142.5
NV04-57         51,118       9,812    2,515,691     5,303,733       1,181       210.0      -80.0       245.1
NV04-58         51,898       9,703    2,516,311     5,303,249       1,157        30.0      -80.0       173.1
NV04-59         51,900       9,612    2,516,268     5,303,169       1,142        33.0      -80.0       191.1
NV04-60         51,800       9,668    2,516,209     5,303,267       1,145        30.0      -80.0       131.1
NV04-61         51,203       8,927    2,515,322     5,302,924       1,149       210.0      -45.0       241.5
NV04-62         51,095       8,867    2,515,198     5,302,926       1,154       210.0      -45.0       223.5
NV04-63         50,392       8,749    2,514,530     5,303,175       1,175       150.0      -45.0       178.4
NV04-64         50,374       8,692    2,514,487     5,303,135       1,188        31.0      -45.0       235.3
NV04-65         49,919       9,851    2,514,672     5,304,366       1,192        30.0      -45.0       229.5
NV04-66         50,100       9,917    2,514,861     5,304,333       1,184        29.0      -45.0       181.5
NV04-67         50,247       9,936    2,514,998     5,304,276       1,171        30.0      -45.0       226.5
NV04-68         50,351      10,084    2,515,162     5,304,353       1,164        30.0      -45.0       178.5
NV04-69         49,862       9,967    2,514,681     5,304,495       1,227        30.0      -45.0       181.3
NV04-70         49,809      10,009    2,514,656     5,304,558       1,229        29.0      -45.0       190.3
NV04-71         49,860       9,904    2,514,647     5,304,442       1,208        30.0      -45.0       172.5
NV04-72         49,802       9,928    2,514,609     5,304,492       1,210        30.0      -45.0       223.2
NV04-73         49,802       9,814    2,514,552     5,304,393       1,184        29.0      -45.0       193.5




Diamond                               Easting       Northing     Elevation    Azimuth    dip down
Drill                                 GK faja 2     GK faja 2     (metres)   (wrt GK)      from       Length
Hole           Local E     Local N   Campo Inch    Campo Inch        HAE     CI north)   Vertical    (metres)

NV04-74         51,997       9,691    2,516,391     5,303,189       1,165        29.0      -80.0       158.0
NV04-75         52,198       9,674    2,516,557     5,303,073       1,163        29.0      -80.0       158.0
NV04-76         52,401       9,679    2,516,735     5,302,976       1,171        29.0      -80.0       152.0
NV04-77         50,400       9,053    2,514,689     5,303,435       1,151       211.0      -45.0       250.5
NV04-78         51,308       8,954    2,515,426     5,302,895       1,147       210.0      -45.0       100.5
NV04-79         51,100       8,929    2,515,233     5,302,977       1,146       210.0      -45.0       121.5
NV04-80         51,003       8,864    2,515,117     5,302,970       1,151       210.0      -45.0       100.5
NV04-81         50,405       8,802    2,514,568     5,303,215       1,166       150.0      -45.0       150.8
NV04-82         50,340       8,700    2,514,461     5,303,159       1,186       150.0      -45.0       151.0
NV04-83         49,760      10,004    2,514,611     5,304,578       1,221        29.0      -45.0       169.5
NV04-84         49,721       9,991    2,514,570     5,304,587       1,219        31.0      -45.0       213.0
NV04-85         49,660      10,001    2,514,522     5,304,626       1,213        30.0      -45.0        88.5
NV04-86         50,545      10,120    2,515,348     5,304,286       1,148        30.0      -45.0       169.5
NV04-87         50,651      10,052    2,515,407     5,304,175       1,160        30.0      -45.0       159.5
NV04-88         49,197       9,855    2,514,048     5,304,731       1,224        30.0      -80.0       192.3
NV04-89         49,760       9,813    2,514,515     5,304,413       1,184        30.0      -60.0        97.5
NV04-90         49,719       9,855    2,514,501     5,304,470       1,189        30.0      -45.0       106.5
NV04-91         52,345       9,652    2,516,673     5,302,980       1,165        80.0      -45.0       187.5
NV04-92         52,634       9,468    2,516,832     5,302,677       1,142        80.0      -65.0       163.9
NV04-93         51,604       9,576    2,515,994     5,303,285       1,134        30.0      -80.0       201.0
NV04-94         50,400      10,030    2,515,178     5,304,281       1,157        30.0      -45.0       175.5
NV04-95         50,250       9,894    2,514,980     5,304,238       1,167        30.0      -60.0       100.5
NV04-96         50,099       9,832    2,514,819     5,304,260       1,174        30.0      -45.0       100.5
NV04-97         49,920       9,801    2,514,647     5,304,322       1,181        30.0      -60.0       100.5
NV04-98         49,811       9,762    2,514,534     5,304,343       1,178        30.0      -60.0        76.7
NV04-99         49,661       9,838    2,514,442     5,304,484       1,188        30.0      -60.0        88.7
NV04-100        49,722       9,813    2,514,482     5,304,432       1,183        30.0      -60.0       130.7
NV04-101        49,660       9,756    2,514,400     5,304,413       1,182        30.0      -60.0       109.7
NV04-102        49,601       9,830    2,514,386     5,304,507       1,194        30.0      -60.0         122
NV04-103        49,658       9,940    2,514,490     5,304,574       1,204        30.0      -60.0        79.8
NV04-104        49,659       9,880    2,514,461     5,304,521       1,192        31.0      -60.0       100.3
NV04-105        50,300      10,112    2,515,132     5,304,402       1,176        30.0      -60.0        82.7
NV04-106        50,301      10,033    2,515,094     5,304,333       1,171        30.0      -60.0        88.7
NV04-107        50,475      10,123    2,515,289     5,304,323       1,148        30.0      -45.0       118.1
NV04-108        50,599      10,087    2,515,379     5,304,230       1,155        90.0      -45.0       145.5
NV04-109        49,921      10,044    2,514,770     5,304,532       1,231       210.0      -60.0       133.5
NV04-110        49,811      10,075    2,514,690     5,304,614       1,222       210.0      -45.0       100.5
NV04-111        49,809      10,009    2,514,655     5,304,558       1,229       210.0      -65.0        35.0
NV04-112        49,760      10,048    2,514,632     5,304,616       1,218        30.0      -45.0        85.5
NV04-113        49,721      10,038    2,514,593     5,304,627       1,213        30.0      -45.0        76.5
NV04-114        49,759       9,925    2,514,570     5,304,510       1,204        30.0      -60.0        62.1
NV04-115        49,719       9,924    2,514,536     5,304,530       1,204        29.0      -60.0        62.0
NV04-116        49,761       9,853    2,514,535     5,304,447       1,189        30.0      -60.0        70.7
NV04-117        49,700       9,885    2,514,500     5,304,505       1,196       120.0      -45.0       109.5
NV04-118        49,600       9,879    2,514,410     5,304,550       1,198        30.0      -60.0        80.0
NV04-119        49,600       9,934    2,514,437     5,304,598       1,201        30.0      -60.0        77.1




Diamond                               Easting       Northing     Elevation    Azimuth    dip down
Drill                                 GK faja 2     GK faja 2     (metres)   (wrt GK)      from       Length
Hole           Local E     Local N   Campo Inch    Campo Inch        HAE     CI north)   Vertical    (metres)

NV04-120        49,859       9,814    2,514,602     5,304,364       1,184        30.0      -60.0        95.0
NV04-121        49,401       9,786    2,514,191     5,304,569       1,203       210.0      -70.0       149.1
NV04-122        49,324       9,834    2,514,148     5,304,649       1,211        30.0      -70.0       253.5
NV04-123        49,324       9,827    2,514,145     5,304,643       1,210       210.0      -70.0       199.9
NV04-124        49,199       9,905    2,514,075     5,304,773       1,227        30.0      -80.0       209.3
NV04-125        49,197       9,803    2,514,023     5,304,686       1,220        30.0      -80.0       167.1
NV04-126        49,248       9,789    2,514,060     5,304,648       1,215        28.0      -50.0       283.5
NV04-127        50,471      10,083    2,515,266     5,304,291       1,150        30.0      -60.0       137.1
NV04-128        50,448      10,122    2,515,266     5,304,336       1,150        30.0      -60.0       109.6
NV04-129        50,500      10,119    2,515,309     5,304,307       1,146        30.0      -60.0        28.8
NV04-130        50,500      10,116    2,515,308     5,304,305       1,146        30.0      -62.0       106.8
NV04-131        50,578      10,109    2,515,372     5,304,260       1,152        90.0      -60.0       130.8
NV04-132        49,720       9,756    2,514,452     5,304,384       1,179        31.0      -60.0       127.8
NV04-133        49,797       9,732    2,514,506     5,304,325       1,175        30.0      -60.0       184.8
NV05-134        49,253       9,921    2,514,130     5,304,760       1,222        30.0      -70.0       281.0
NV05-135        49,250       9,986    2,514,160     5,304,818       1,224        30.0      -70.0       266.0
NV05-136        49,246      10,093    2,514,210     5,304,913       1,228        30.0      -70.0       251.0
NV05-137        49,200       9,957    2,514,102     5,304,817       1,229        30.0      -80.0       262.0
NV05-138        49,250       9,982    2,514,158     5,304,814       1,224       210.0      -56.0       250.0
NV05-139        49,699       9,876    2,514,493     5,304,498       1,194        31.0      -70.0        80.0
NV05-140        49,699       9,842    2,514,476     5,304,469       1,189        30.0      -60.0        80.0
NV05-141        49,738       9,877    2,514,529     5,304,479       1,193        31.0      -60.0        80.0
NV05-142        49,738       9,851    2,514,516     5,304,457       1,189        30.0      -60.0        77.0
NV05-143        49,320      10,018    2,514,237     5,304,810       1,217       210.0      -55.0       268.8
NV05-144        49,402       9,952    2,514,275     5,304,712       1,210       210.0      -65.0       260.1
NV05-145        49,402       9,902    2,514,249     5,304,669       1,208       211.0      -65.0       250.7
NV05-146        49,499       9,837    2,514,301     5,304,564       1,199        30.0      -60.0       199.8
NV05-147        49,497       9,808    2,514,285     5,304,540       1,194        30.0      -70.0       191.1
NV05-148        49,150       9,871    2,514,016     5,304,768       1,229        30.0      -80.0       170.1
NV05-149        49,148       9,920    2,514,038     5,304,812       1,234        30.0      -80.0       221.1
NV05-150        49,101       9,843    2,513,960     5,304,768       1,230        30.0      -80.0       188.1
NV05-151        49,101       9,893    2,513,984     5,304,812       1,234        30.0      -80.0       176.1
NV05-152        49,100       9,944    2,514,010     5,304,856       1,239        30.0      -80.0       221.1
NV05-153        50,596      10,229    2,515,447     5,304,355       1,143       271.0      -45.0       163.8
NV05-154        50,602      10,231    2,515,453     5,304,354       1,143        30.0      -45.0       190.8
NV05-155        50,660      10,172    2,515,474     5,304,273       1,149        90.0      -45.0        88.8
NV05-156        50,562      10,152    2,515,379     5,304,305       1,149        90.0      -60.0       110.1
NV05-157        49,856       9,772    2,514,578     5,304,330       1,178        30.0      -60.0       131.1
NV05-158        49,758       9,775    2,514,494     5,304,381       1,180        30.0      -60.0       104.1
NV05-159        49,922       9,762    2,514,631     5,304,288       1,175        29.0      -60.0       137.5
NV05-160        50,000       9,836    2,514,735     5,304,313       1,182        30.0      -60.0       128.2
NV05-161        49,762       9,887    2,514,554     5,304,476       1,195        30.0      -60.0        83.1
NV05-162        49,360      10,015    2,514,269     5,304,788       1,214       210.0      -55.0       274.8
NV05-163        49,453       9,832    2,514,259     5,304,583       1,197        30.0      -70.0       215.1
NV05-164        49,548       9,819    2,514,335     5,304,524       1,194        30.0      -70.0       195.6
NV05-165        49,548       9,873    2,514,361     5,304,571       1,202        30.0      -70.0       170.1




Diamond                               Easting       Northing     Elevation    Azimuth    dip down
Drill                                 GK faja 2     GK faja 2     (metres)   (wrt GK)      from       Length
Hole           Local E     Local N   Campo Inch    Campo Inch        HAE     CI north)   Vertical    (metres)

NV05-166        49,503       9,917    2,514,345     5,304,632       1,206        30.0      -65.0       146.1
NV05-167        49,100       9,945    2,514,010     5,304,857       1,239       210.0      -60.0       158.1
NV05-168        49,100      10,007    2,514,041     5,304,911       1,236       210.0      -60.0       167.1
NV05-169        49,048       9,887    2,513,936     5,304,833       1,234        30.0      -80.0       129.0
NV05-170        49,051       9,938    2,513,964     5,304,876       1,237        30.0      -80.0       143.4
NV05-171        49,053       9,978    2,513,985     5,304,909       1,238       210.0      -70.0       134.1
NV05-172        49,321       9,861    2,514,159     5,304,674       1,212        30.0      -60.0       281.1
NV05-173        49,285       9,972    2,514,184     5,304,788       1,221       210.0      -80.0       248.4
NV05-174        49,361       9,963    2,514,245     5,304,742       1,214       210.0      -55.0       263.1

                                                                             Total Metres Drilled:   27,981.5
                                                                                                     ========

Core designated for sampling is cut with an electric-powered table saw with a diamond tipped blade. The core was sawn in half and one half was sampled and the remainder was stored in the core box. In a few areas the core was broken or rubbley and could not be sawn. In such cases the recovered material was sampled by spoon and if necessary was split with a knife or chisel. Rarely, due to hard core or problems with the saw, core was split with a mechanical splitter.

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

QUALITY CONTROL

A comprehensive quality control and quality assurance program for analyses of drill core was put in place well prior to the start of drilling. This program comprises controls including blind certified standards, blanks, core duplicates and a secondary laboratory. The primary laboratory for all drilling samples was Alex Stewart and the secondary lab was ALS-Chemex La Serena and/or Vancouver. In each set of 42 samples sent to the primary lab a blind high-grade, low-grade, blank and duplicate core sample were included in randomized positions.

In addition to the above, a systematic program of reanalysis of pulps by a second independent lab has been used throughout the program. Randomly pre-selected samples are sent from the primary laboratory and they include blanks and standards. Two samples from each set of 42 samples, or 4.8% percent of the pulps are therefore being checked. At the time of this writing results were available for 726 duplicates.

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

GENERAL GEOLOGICAL UNDERSTANDING

Drilling of the Navidad Hill, Galena Hill, Calcite Hill and intervening areas has greatly increased the geological understanding of the main geological units and their relationships. Most of this information was gained by drilling along the Navidad Trend (Barite Hill to Calcite Hill), but advances have also been made at Esperanza and at the Argenta Trend.

Stratigraphy at the Navidad property is comprised of three primary sedimentary and volcanic units which vary in thickness and composition but can generally be traced across the property. The lowermost unit is comprised of epiclastic, volcaniclastic and volcanic rocks that are virtually always unmineralized and unaltered where they have been tested to date. This is overlain by a volcanic cycle comprising trachyandesitic volcanic rocks, generally with quartz eyes, that is altered and mineralized with silver, lead, and to a lesser degree copper. The trachyandesite sequence comprises massive flows, amygdaloidal flows, flow breccias and volcaniclastic breccias. This unit varies in stratigraphic thickness from a few metres to well over 200 metres. The trachyandesite is in turn overlain by pelitic mudstones and limestones of which the lowermost portion may be highly mineralized with silver, lead, and often zinc. On the southwestern portions of the property (Loma de la Plata and the Argenta trend) the upper unit is dominated by coarse grained, poorly sorted sandstones and conglomerates that are composed predominantly of granitic rock interpreted to be derived from the Paleozoic granites which form the regional basement rocks in the area.

The contact between the lower volcanic cycle and the latite cycle is of great interest due to the dramatic change between unaltered and unmineralized rocks below and high mineralized rocks above, particularly in the Galena Hill and Barite Hill areas. The upper part of the lower cycle is generally reddish as if affected by a lateritic weathering. On some sections such as 51,160E, the contact is quite planar whereas on others it is quite irregular, possible due to faulting or paleotopography. In some cases a dark grey, soft material with an unusual texture and structure of partings and slip surfaces is present below the latites on the contact. This is interpreted as a paleosol.

GALENA HILL DRILLING RESULTS

Results of the drilling at Galena Hill have been very positive. The amount and continuity and grade of the mineralization in the subsurface exceeded even the expectations that existed based on the surface work.

The geometry of the mineralization, a gently-dipping, exposed to shallowly-buried zone of significant thickness suggests potential for bulk mining. Hence in determining how to select the mineralized intercepts for tabulation and data manipulation is was decided to use a minimum of approximately 50 g/t silver irrespective of the copper, lead and zinc grades. The minimum grade was not strictly applied to the selection of the intercepts as samples with sub-fifty gram per tonne silver values were permitted for several samples in some instances. In some cases where there were long intercepts of mineralization somewhat below 50 g/t silver, but where there were significant lead values these intercepts were also listed below. At this time definitive "cut-off" grade can not be established since metallurgical and engineering parameters have not been determined. For the purpose of the resource estimates discussed below, a 50 g/t silver equivalent cut-off grade was used. The following intercepts reflect the potential of Galena Hill in a bulk mining scenario. Some higher grade intercept are also shown. These higher grades tend to occur at or near the upper contact of the latite sequence with the overlying mudstones, or even in the lower part of the mudstones.

In total, 39 drill holes have been drilled into the Galena Hill deposit. These holes outline a silver-lead deposit ranging in vertical thickness from about 10 to 115 metres with horizontal dimensions of approximately 400 by 500 metres at generally greater than 50 g/t silver. The top of the mineralized body is exposed at surface in some areas and in other areas is covered by as much as 40 metres of barren sedimentary cap rock. The shape and aspect of the mineralized body suggests that it could be bulk mineable. Grade distributions show a zone of high-grade silver values with lesser copper and relatively low lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit. Moving to the southwest from this feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

MINERALIZED INTERCEPTS FROM DRILLHOLES AT THE GALENA HILL DEPOSIT


--------------------------------------------------------------------------------------------------------
                                             Composite     Vertical     g/t        %         %       %
             Inclin-       From      To       Length      Thickness    Silver    Copper     Lead    Zinc
DDH           ation       metres   metres     metres        metres      LWA       LWA       LWA     LWA
--------------------------------------------------------------------------------------------------------

NV03-03        -45          3.00   178.50     175.50        124.61       26.2     0.00       1.35   0.04
including                   3.00   128.30     125.30         88.96       33.0     0.00       1.68   0.05
including                  72.50   107.50      35.00         24.85       49.9     0.01       3.47   0.06
including                  86.20    95.45       9.25          6.57       76.8     0.01       5.43   0.06

NV03-04        -45          2.80   266.70     263.90        187.37       74.1     0.00       2.04   0.08
including                   2.80   203.00     200.20        142.14       92.3     0.00       2.49   0.11
including                  39.60   176.45     136.85         97.16      117.3     0.00       2.99   0.14
including                  39.60   121.25      81.65         57.97      141.5     0.00       3.15   0.14
including                  39.60    94.70      55.10         39.12      164.3     0.00       2.97   0.10
including                  65.00    94.70      29.70         21.09      189.5     0.00       3.06   0.10
including                  65.00    83.50      18.50         13.14      241.2     0.00       3.40   0.10

NV03-05        -60         43.30   126.25      82.95         72.17      229.2     0.01       4.24   0.20
including                  46.70   113.25      66.55         57.90      271.8     0.01       4.82   0.20
including                  46.70    55.90       9.20          8.00      578.9     0.04       6.82   0.36
including                  89.00   107.25      18.25         15.88      503.0     0.01      11.19   0.36

NV04-12        -65         18.80    27.80       9.00          8.19       41.6     0.00       8.01   2.56
including                  27.80    35.45       7.65          6.96       70.8     0.00       9.60   0.54
combined                   18.80    35.45      16.65         15.15       55.0     0.00       8.74   1.64
within                     18.80    60.60      41.80         38.04       35.5     0.00       4.46   0.68

NV04-13        -45         20.00    64.70      44.70         31.74      223.4     0.16       0.56   0.09

NV04-14        -70         27.70   142.80     115.10        109.35      453.6     0.08       5.26   0.50
including                  27.70    75.10      47.40         45.03      775.6     0.17       6.42   0.92
including                  32.70    50.70      18.00         17.10     1421.2     0.42       5.24   1.69

NV04-15        -60         46.55   115.65      69.10         60.12      113.5     0.02       1.46   0.13
including                  47.05    55.55       8.50          7.40      461.7     0.08       6.54   0.49

NV04-16        -55         63.45    72.45       9.00          7.56       34.2     0.00       2.47   0.07

NV04-17        -85         21.20    40.20      19.00         18.81       96.7     0.01       7.79   0.70
including                  30.20    40.20      10.00          9.90      161.6     0.02      12.98   0.42

NV04-18        -55         232.0   244.00      12.00          9.96       70.1     0.06       0.40   0.01

NV04-19        -80         24.00    90.50      66.50         65.17      100.3     0.00       2.74   0.14
including                  25.10    37.10      12.00         11.76      165.2     0.02       3.20   0.34
including                  49.35    57.75       8.40          8.23      177.4     0.02       4.22   0.14
including                  74.00    81.55       7.55          7.40      174.0     0.00       4.69   0.11



--------------------------------------------------------------------------------------------------------
                                             Composite     Vertical     g/t        %         %       %
             Inclin-       From      To       Length      Thickness    Silver    Copper     Lead    Zinc
DDH           ation       metres   metres     metres        metres      LWA       LWA       LWA     LWA
--------------------------------------------------------------------------------------------------------


NV04-20        -70         35.50    40.60       5.10          4.79       54.8     0.02       1.82   0.03

NV04-21        -45         42.45   126.00      83.55         56.81      321.7     0.23       0.47   0.21
including                  49.95    70.50      20.55         13.97      703.0     0.47       0.54   0.40

NV04-22        -75         38.65   101.65      63.00         61.11      418.4     0.15       1.82   0.32
including                  42.50    55.60      13.10         12.71      923.3     0.26       1.70   0.56

NV04-23        -85         48.40    71.20      22.80         22.57       26.3     0.00       0.47   0.02

NV04-24        -50          3.00     5.65       2.65          1.88      917.9     0.28       1.13   0.18

NV04-26        -75         none                               0.00

NV04-28        -60         45.70   134.75      89.05         77.47      120.4     0.01       1.77   0.32
including                  45.70    67.75      22.05         19.18       23.0    -0.01       0.65   0.90
including                  67.75   134.75      67.00         58.29      152.5     0.01       2.14   0.12
including                  68.10    71.55       3.45          3.00      760.9     0.05      10.96   0.60

NV04-29        -80         28.50    38.65      10.15          9.95       71.8     0.00       1.84   0.05

NV04-30        -80         44.80    52.70       7.90          7.74       47.8     0.00       1.11   0.04

NV04-31        -80          3.05    23.85      20.80         20.38       51.7     0.00       1.25   0.05
and                        47.35    78.45      31.10         30.48       71.0     0.00       2.62   0.31
including                  73.85    75.95       2.10          2.06      618.6    -0.01      18.82   3.58

NV04-36        -80          8.00    57.90      49.90         48.90      179.1     0.08       1.21   0.17
including                  35.30    49.30      14.00         13.72      209.5     0.10       0.97   0.15

NV04-37        -80         12.80    89.10      76.30         74.77      139.4     0.04       1.28   0.12
including                  13.80    17.70       3.90          3.82      597.4     0.02       7.23   0.58

NV04-38        -80         20.70    61.20      40.50         39.69      104.5     0.04       0.40   0.10
including                  34.10    52.55      18.45         18.08      166.8     0.07       0.15   0.13

NV04-41        -45         58.10   129.00      70.90         50.34       78.5     0.08       0.33   0.20

NV04-42        -80         48.35   161.55     113.20        110.94      150.8     0.03       1.98   0.11
including                  67.90   121.90      54.00         52.92      239.1     0.04       3.04   0.16
including                 148.90   161.55      12.65         12.40      121.6     0.04       1.74   0.11

NV04-43        -75         44.20   127.25      83.05         81.39      153.2     0.01       5.48   0.90
including                  44.20    89.00      44.80         43.90      216.9     0.01       6.81   1.06

NV04-44        -75         13.35   103.90      90.55         88.74      177.8     0.01       5.33   0.22
including                  13.35    28.90      15.55         15.24      445.3     0.02       8.77   0.14

NV04-45        -80         43.00    69.85      26.85         26.31      355.4     0.00       5.34   0.33
including                  43.00    51.05       8.05          7.89      958.4     0.01      15.31   0.87

NV04-46        -80         30.40   167.00     136.60        133.87       30.9     0.00       1.06   0.05
including                  30.40    65.00      34.60         33.91       61.8     0.00       1.51   0.06



--------------------------------------------------------------------------------------------------------
                                             Composite     Vertical     g/t        %         %       %
             Inclin-       From      To       Length      Thickness    Silver    Copper     Lead    Zinc
DDH           ation       metres   metres     metres        metres      LWA       LWA       LWA     LWA
--------------------------------------------------------------------------------------------------------

NV04-47        -75         12.90   131.00     118.10        113.38       36.6     0.00       2.06   0.13
including                  84.50   116.00      31.50         30.24       59.5     0.00       4.31   0.25

NV04-48        -45         16.50    32.85      16.35         11.61       30.6     0.00       0.53   0.18
including                  26.70    31.80       5.10          3.62       49.7     0.01       0.54   0.25

NV04-49        -80         63.45    82.80      19.35         18.96       31.6     0.00       0.38   0.05

NV04-50        -80         20.80   101.00      80.20         78.60      254.7     0.14       0.93   0.19
including                  20.80    65.00      44.20         43.32      391.0     0.23       0.44   0.26

NV04-51        -45         64.50    81.85      17.35         12.32      185.9     0.05       2.37   0.46

NV04-52        -45         16.50    62.55      46.05         32.70      270.6     0.10       0.62   0.21

NV04-53        -50         15.70    30.80      15.10         10.72       52.0     0.04       0.72   0.85

NV04-56        -45         19.30   127.75     108.45         76.69      102.0     0.08       0.09   0.08
including                  22.50    64.50      42.00         26.70      164.0     0.09       0.12   0.08

NV04-57        -80         35.90   170.50     134.60        132.56      181.0     0.01       4.71   0.39
including                  39.40    61.25      21.85         21.52      718.0     0.03      10.62   0.57


Notes:
1.   All length weighted average (LWA) results are "uncut"
2. Vertical thicknesses are calculated considering the dip of the drill holes and assuming flat lying body.

NAVIDAD HILL DRILLING RESULTS

Fifty-three drill holes have been completed to date at Navidad Hill and have been very successful in delineating silver-copper-lead mineralization. Two distinct styles of mineralization have been intersected, the first comprises structurally-controlled, sub-vertical, tabular breccia bodies often containing very high grade silver (up to ~10,000 g/t over short intervals) and the second is a stratigraphically controlled body that occurs on the northwest flank of Navidad hill at or near the contact between trachyandesite volcanic rocks and the overlying mudstones and intercalated volcanic tuffs.

Drilling on the structurally controlled mineralization confirmed that the dip of the structures is near vertical and two somewhat unexpected aspects were encountered: firstly, significant amounts of clay alteration (argillic) are present; secondly, in between the known structures there are many areas with minor veins and stockwork veinlets. High silver grades were intersected in some of the structures in the drill holes (see table below); however, in general the grades in the drill holes are significantly less than the average grades of the structures on surface which were often in the range of 5,000 to 20,000 grams per tonne silver. This combination of the features suggests that Navidad Hill should be considered a bulk target rather than as individual high-grade vein targets. Like Galena Hill, intercepts have been calculated at a 50 g/t silver minimum grade again somewhat loosely applied at this early stage. Assuming vertical dips the true width of the mineralized intercept ranges from about 34 to 101m in width. Despite the high base metal grades of the individual structures in the detailed surface sampling and in the core samples the grades of copper and lead over the width of the bulk zone are generally less than 0.3%. This marks a significant difference from the central part of the Galena Hill deposit.

The stratigraphically-controlled mineralization at Navidad Hill occurs on the northwest flank of the hill and is covered by 15 to 30 metres of overlying unmineralized rock. Drill hole NV04-90 intersected this style of mineralization with what is to date the best mineralized intercept recovered from the property (35.8m of 2,850 g/t silver and 3.62% lead). Mineralization occurs in the form of a blanket or gently dipping tabular body that is located at or near the contact between the trachyandesite and overlying rocks. Metal-bearing minerals include galena, stromeyerite, chalcopyrite, tetrahedrite, pyrite, sphalerite, chalcocite, Fe-Cu oxides and other oxide species. In several locations, clastic sulphides are noted in the core that are interpreted to indicate transportation of the sulphide-bearing material after it's deposition. This strongly supports the syn-volcanic, syn-sedimentary timing for mineralization that is interpreted.

Mineralized Intercepts from the Navidad Hill Drilling


-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %           %
                             From         To         Length      Silver       Copper        Lead        Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)       (LWA)
-------------------------------------------------------------------------------------------------------------

NV03-01        -45            3.05       61.45        58.40         111        0.22         0.06        0.07
   including                 10.10       31.35        21.25         233        0.35         0.09        0.11
   including                 10.10       17.50         7.40         536        0.81         0.07        0.14
   including                 15.70       16.50         0.80       2,678        3.07         0.30        0.24

NV03-02        -45            2.50       50.50        48.00          98        0.15         0.06        0.05
                              5.50        6.45         0.95         858        8.07         0.26        0.02
   including                 17.60       25.00         7.40         227        0.25         0.16        0.09
   including                 40.40       41.45         1.05       1,320        0.82         0.28        0.14

NV03-07        -45            3.00       86.65        83.65         247        0.32         0.27        0.05
   including                  3.00       40.75        37.75         475        0.54         0.35        0.07
   including                  3.00        6.90         3.90       1,998        0.92         0.32        0.07
   including                 30.85       33.25         2.40       2,130        3.34         0.60        0.09

NV03-08        -45            2.50      146.00       143.50         146        0.21         0.20        0.04
   including                  2.50       71.10        68.60         275        0.35         0.40        0.06
   including                 26.10       40.15        14.05       1,084        1.25         1.69        0.11
   including                 26.10       28.40         2.30       2,661        1.64         2.63        0.16
   including                 35.45       37.20         1.75       3,043        4.31         0.86        0.11

NV03-09        -45            2.50       84.30        81.80         125        0.12         0.10        0.04
   including                 21.00       21.70         0.70       5,068        0.36         1.41        0.04
   including                 65.25       66.20         0.95       1,441        1.62         0.86        0.07

NV03-10        -45            3.50       78.50        75.00         111        0.23         0.05        0.04
   including                  3.50        9.40         5.90         670        1.25         0.09        0.06

NV03-11        -45            1.52       12.10        10.58          98        0.53         0.02        0.12

NV04-54        -50            3.05      107.40       104.35         125        0.20         0.07        0.04
   including                  3.05       38.50        35.45         295        0.51         0.19        0.08

NV04-55        -45            3.00       63.60        60.60          27        0.07         0.04        0.05
   including                 38.05       43.40         5.35          73        0.35         0.03        0.07

NV04-65        -45            4.50       23.87        19.37          81        0.07         0.25        0.11
   and                       23.87      130.50       106.63          18        0.05         0.02        0.03

NV04-69        -45            3.00      103.95       100.95          53        0.07         0.07        0.04
   including                 29.43       34.69         5.26          78        0.22         0.08        0.04
   including                 63.83       66.05         2.22         232        0.02         0.02        0.01



-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %           %
                             From         To         Length      Silver       Copper        Lead        Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)       (LWA)
-------------------------------------------------------------------------------------------------------------

NV04-70        -45            3.00       87.75        84.75          83        0.09         0.04        0.04
   including                 58.30       62.85         4.55         421        0.23         0.06        0.04
   including                 81.10       87.75         6.65         175        0.12         0.03        0.03

NV04-71        -45            3.00       88.50        85.50          57        0.12         0.03        0.04
   including                 69.50       88.50        19.00         149        0.15         0.02        0.02
   including                 78.15       85.50         7.35         265        0.21         0.05        0.03



-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %           %
                             From         To         Length      Silver       Copper        Lead        Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)       (LWA)
-------------------------------------------------------------------------------------------------------------

NV04-72        -45            3.00       53.85        50.85          26        0.07         0.06        0.06
                             45.01       53.85         8.84          46        0.04         0.04        0.02
NV04-73        -45            3.00       36.40        33.40          94        0.04         0.80        0.48
   including                 28.50       36.40         7.90         292        0.17         1.19        0.13
   and                       58.00       59.40         1.40       3,975        0.88         0.16        0.07

NV04-83        -45            4.50       88.00        83.50          97        0.15         0.04        0.06
   including                 53.00       61.91         8.91         211        0.25         0.04        0.05
   including                 79.50       88.00         8.50         237        0.12         0.03        0.00

NV04-84        -45           13.90       55.50        41.60          56        0.17         0.02        0.05
   including                 22.20       23.53         1.33          98        0.26         0.02        0.07
   and                       77.00       81.97         4.97          57        0.17         0.00       -0.01

NV04-85        -45            4.50       28.80        24.30         142        0.21         0.06        0.11
   including                  4.50        8.20         3.70         689        0.68         0.14        0.11

NV04-89        -60           17.70       28.60        10.90         109        0.13         0.89        0.15

NV04-90        -45           16.50       52.33        35.83       2,850        0.90         3.62        0.20
   including                 33.00       46.45        13.45       7,321        2.12         6.56        0.19
   including                 33.00       40.26         7.26      11,995        2.32        10.45        0.19

NV04-97        -60            7.50       39.24        31.74         105        0.01         2.43        0.24
   including                 25.50       39.24        13.74         148        0.03         5.28        0.23

NV04-98        -60           40.93       67.70        26.77         185        0.20         2.30        0.09

NV04-99        -60           44.60       74.58        29.98         188        0.14         1.80        0.08
   including                 44.60       61.70        17.10         280        0.16         3.05        0.09

NV04-100       -60           23.45       65.19        41.74         390        0.22         2.61        0.09
   including                 40.60       49.70         9.10         718        0.32         5.97        0.12

NV04-101       -60            none

NV04-102       -60           47.78       63.59        15.81         116        0.09         1.78        0.27
   including                 56.00       63.59         7.59         191        0.17         0.87        0.11

NV04-103       -60           11.02       16.80         5.78          63        0.05         0.21        0.33

NV04-104       -60           38.45       51.60        13.15       1,489        0.09         0.80        0.09

NV04-109       -60            3.00      105.06       102.06          73        0.13         0.15        0.04
   including                  3.00       50.07        47.07          88        0.13         0.12        0.05
   including                 20.66       50.07        29.41         111        0.14         0.11        0.04

NV04-110       -45            3.00       64.50        61.50         128        0.17         0.27        0.05
   including                  3.00       21.46        18.46         312        0.43         0.77        0.07
   including                 16.12       21.46         5.34       1,006        1.39         2.59        0.18

NV04-111       -65            3.00       35.00        32.00          28        0.05         0.06        0.07



-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %           %
                             From         To         Length      Silver       Copper        Lead        Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)       (LWA)
-------------------------------------------------------------------------------------------------------------

NV04-112       -45            6.00       64.68        58.68         208        0.22         0.35        0.06
   including                  6.00       16.26        10.26         375        0.71         0.67        0.17
   including                 28.87       43.65        14.78         324        0.26         0.83        0.03

NV04-113       -45            4.50       28.75        24.25          60        0.46         0.03        0.04
   including                  4.50       10.50         6.00         109        0.87         0.03        0.04

NV04-114       -60            5.56       39.28        33.72          57        0.09         0.39        0.12
                              6.50       12.75         6.25          83        0.16         0.51        0.17

NV04-115       -60            8.00       18.05        10.05         151        0.04         0.35        0.13

NV04-116       -60           15.00       45.40        30.40         243        0.32         2.04        0.11
   including                 15.00       36.42        21.42         322        0.39         2.85        0.13

NV04-117       -45           25.50       53.65        28.15        1115        0.45         0.98        0.13
   including                 42.04       48.01         5.97        4579        1.82         2.47        0.14

NV04-118       -60           44.00       51.62         7.62         155        0.09         0.79        0.11

NV04-119       -60           44.10       55.30        11.20          92        0.03         1.00        0.35

NV04-120       -60            7.12       65.65        58.53          47        0.07         0.22        0.25
   including                 26.00       31.24         5.24          84        0.04         0.43        0.18
   and                       62.80       65.65         2.85         242        0.23         0.30        0.05

NV04-132       -60           49.55       56.75         7.20          31        0.05         0.86        0.31
   and                       96.71      101.00         4.29          62        0.10         0.50        0.04

NV04-133       -60           94.80      105.32        10.52          80        0.14         0.38        0.03
   and                      153.97      172.80        18.83         113        0.13         0.11        0.04
   including                163.80      167.70         3.90         450        0.30         0.36        0.11

NV05-139       -70           26.00       43.84        17.84     1036.80        2.00         0.82        0.12
   including                 36.20       42.90         6.70     2373.20        4.98         0.43        0.08

NV05-140       -60           29.00       61.71        32.71          85        0.09         0.62        0.09
   including                 29.00       41.56        12.56         171        0.14         1.52        0.12

NV05-141       -60            8.00       34.45        26.45      148.52        0.07         0.72        0.25
   including                 19.15       24.13         4.98      410.85        0.13         1.31        0.16

NV05-142       -60           11.00       45.45        34.45        1220        1.04         1.64        0.18
   including                 23.00       43.22        20.22        1979        1.67         1.39        0.15

NV05-157       -60           14.10       63.88        49.78          53        0.06         1.20        0.19
   including                 14.10       37.56        23.46          70        0.03         2.48        0.40

NV05-158       -60           35.10       68.10        33.00          90        0.09         0.51        0.30
   including                 47.10       65.10        18.00         147        0.15         0.75        0.07

NV05-159       -60           14.10       92.94        78.84          52        0.06         0.34        0.15
   including                 14.10       50.92        36.82          65        0.05         0.51        0.30

NV05-160       -60           29.15       33.26         4.11         623        0.33         1.12        0.14

NV05-161       -60            3.05       21.16        18.11          44        0.05         0.44        0.14


Notes
1. All length weighted average (LWA) results are "uncut"

CALCITE HILL DRILLING RESULTS

Thirty-six drill holes have been completed to date on Calcite Hill and have demonstrated the presence of a significant mineralized body. Mineralization encountered at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. Mineralization at Calcite Hill has now been defined over a strike length of 500m and varies in horizontal width from approximately 50 to 150 metres and vertical thickness from 10 to 110 metres. At the time of writing Phase III drilling is continuing to expand the size of known mineralization at Calcite Hill, the ultimate size and grade of the mineralized body is as yet unknown.

Mineralized Intercepts from Calcite Hill Drilling


-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %          %
                             From         To         Length      Silver       Copper        Lead       Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)      (LWA)
-------------------------------------------------------------------------------------------------------------

NV04-88        -80           70.30      142.63        72.33         202        0.05         3.45       0.12
   including                 81.61      142.63        61.02         226        0.05         2.87       0.01
   including                 70.30      110.92        40.62          89        0.02         5.95       0.21
   including                110.92      123.36        12.44         672        0.14         0.50       0.01

NV04-121       -70            None

NV04-122       -70          152.27      199.83        40.78          70        0.08         0.23       0.01
   including                179.61      199.83        20.22         102        0.13         0.29       0.02

NV04-123       -70            None

NV04-124       -80           72.45      195.05       122.60         195        0.09         0.74       0.01
   including                 72.45      104.00        31.55         476        0.13         2.46       0.03
   and                       86.22       87.67         1.45       5,761        0.75         4.05       0.03
   including                116.50      127.76        11.26         308        0.17         0.13       0.01
   including                145.70      149.82         4.12         129        0.06         0.12       0.00
   including                176.47      180.71         4.24         500        0.27         0.63       0.05

NV04-125       -80            None

NV04-126       -50           87.40      283.50       196.10         113        0.05         0.44       0.11
   including                 87.40      187.66       100.26         156        0.05         0.83       0.21
   including                120.72      187.66        66.94         228        0.07         0.61       0.00
ends in mineral             270.17      283.50        13.33         232        0.06        -0.01       0.00

NV05-134       -70           71.10      106.01        34.91          60        0.05         0.55       0.04
   including                 90.11      106.01        15.90         102        0.09         0.04       0.00

NV05-135       -70           54.43       84.87        30.44          43        0.06         0.89       0.02
   including                 54.43       65.27        10.84          82        0.12         2.44       0.07
   and                      110.57      110.81         0.24       2,954        0.28        -0.01       0.02
   and                      222.39      224.88         2.49         367        0.11         0.14       0.00

NV05-136       -70            None

NV05-137       -80           60.59       73.05        12.46          13        0.00       1.45       0.02



-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %          %
                             From         To         Length      Silver       Copper        Lead       Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)      (LWA)
-------------------------------------------------------------------------------------------------------------

NV05-138       -56           87.74      211.00       123.26         139        0.09         1.07       0.01
   including                155.50      160.00         4.50         654        0.31         0.42       0.00
   and                      192.50      211.00        18.50         387        0.13         0.15       0.01

NV05-143       -55           82.30      211.39       129.09         125        0.05         0.16       0.00
   including                 82.30       88.04         5.74         117        0.07         2.64       0.02
   and                      116.30      126.56        10.26        1257        0.35         0.18       0.02
   combined                  82.30      128.86        46.56         300        0.10         0.39       0.02
   and                      190.31      200.45        10.14         157        0.14         0.06       0.00

NV05-144       -65           69.27       82.62        13.35          19        0.00         0.80       0.37

NV05-145       -65           68.54       76.60         8.06          16        0.00         1.12       0.52

NV05-146       -60           55.50       83.39        27.89          34        0.06         0.32       0.17
   including                 71.35       83.39        12.04          59        0.14        -0.01       0.04
   and                      150.68      153.70         3.02         297        0.10         0.41       0.03

NV05-147       -70           74.10       87.72        13.62          37        0.07         0.06       0.02
   and                      163.37      170.10         6.73          43        0.10         0.07       0.03

NV05-148       -80           77.87      160.85        82.98         209        0.08         1.23       0.01
   including                115.81      120.40         4.59        1197        0.23         1.16       0.01

NV05-149       -80           70.97      195.17       124.20         135        0.09         0.29       0.02
   including                 90.66      131.30        40.64         229        0.09         0.21       0.01

NV05-150       -80           70.17       75.53         5.36          35       -0.01         0.75       0.08
   and                       83.69       92.18         8.49          38        0.02         1.81       0.00

NV05-151       -80           60.24      140.46        80.22         246        0.09         0.78       0.03
   including                 77.10      140.46        63.36         309        0.12         0.56       0.03
   including                107.10      132.43        25.33         476        0.21         0.17       0.03

NV05-152       -80           68.10      119.40        51.30          89        0.13         0.31       0.02
   including                 76.04       81.96         5.92         249        0.57         0.82       0.02
   and                      117.22      119.40         2.18        1218        0.54         0.02       0.07

NV05-162       -55           86.53      118.80        32.27         176        0.15         0.13       0.00
   including                112.67      118.80         6.13         721        0.35         0.12       0.00

NV05-163       -70           64.80       80.33        15.53         149        0.08         1.17       0.10

NV05-164       -70           75.10       95.76        20.66          24        0.14         0.03       0.01
   and                      139.97      143.75         3.78          76        0.25         0.13       0.04

NV05-165       -70           45.49       96.05        50.56         102        0.21         0.92       0.04
   including                 58.77       72.32        13.55         240        0.21         0.71       0.04

NV05-166       -65           46.60      108.22        61.62          44        0.11         0.18       0.04
   including                 46.60       59.10        12.50          92        0.14         0.61       0.10
   and                       89.10      108.22        19.12          55        0.13         0.14       0.02

NV05-167       -60           83.94      113.55        29.61         236        0.06         5.38       0.05
   including                 83.94       88.80         4.86        1251        0.36         9.19       0.09
   and                       99.66      113.55        13.89          60        0.01         7.87       0.06

NV05-168       -60           86.10       87.70         1.60          53        0.11         3.60       0.02
   and                      113.10      164.10        51.00         168        0.26         0.04       0.03
   including                128.95      142.32        13.37         333        0.58         0.01       0.08



-------------------------------------------------------------------------------------------------------------
                                                   Composite       g/t          %             %          %
                             From         To         Length      Silver       Copper        Lead       Zinc
DDH            DIP         (metres)    (metres)     (metres)      (LWA)        (LWA)        (LWA)      (LWA)
-------------------------------------------------------------------------------------------------------------


NV05-169       -80           80.45      107.40        26.95          48        0.01         0.89       0.06

NV05-170       -80           83.52      134.40        50.88         124        0.18         1.93       0.03
   including                 83.52      110.21        26.69         183        0.19         3.66       0.05
   and                      117.76      134.40        16.64          83        0.24         0.02       0.02

NV05-171       -70           89.65      133.52        43.87         171        0.16         2.82       0.04
   including                 95.50      113.85        18.35         220        0.21         5.11       0.05

NV05-172       -60           89.10      101.29        12.19          67        0.05         1.07       0.07

NV05-173       -80           69.31       80.80        11.49         127        0.05         0.96       0.03
   and                      204.50      220.33        15.83          50        0.06        -0.01      -0.01

NV05-174       -55           84.53      129.50        44.97          35        0.03         1.41       0.28
  including                 111.50      129.50        18.00          57        0.07         0.70       0.00


Notes
1. All length weighted average (LWA) results are "uncut"

OTHER AREAS DRILLING RESULTS

A number of drill holes have been completed in areas such as the Connector Zone, Barite Hill, Esperanza Zone and stratigraphic holes outside of named zones. Significant results from these holes and their locations are shown in the table below.

Mineralized Intercepts from Drilling Other Targets


----------------------------------------------------------------------------------------------------------------------------
                                                                      COMPOSITE       G/T          %         %           %
                                                  FROM        TO        LENGTH      SILVER      COPPER      LEAD       ZINC
        DDH       LOCATION          DIP         (METRES)   (METRES)    (METRES)      (LWA)       (LWA)      (LWA)      (LWA)
----------------------------------------------------------------------------------------------------------------------------


      NV04-27       recce           -45            7.00       7.73        0.73         61        0.01       0.56       2.25
          and                                     66.90      68.10        1.20        377        0.01       0.10       0.05

      NV04-32     Connector         -45           46.50      96.05       49.55         78        0.04       0.14       0.03

      NV04-33     Connector         -80            None

      NV04-34     Connector         -45           10.50      29.20       18.70         75        0.01       0.70       0.05

      NV04-35       recce           -80            None

      NV04-39     Connector         -80            None

      NV04-40     Connector         -45           43.20      91.20       48.00        108        0.04       0.22       0.16
    including                                     67.20      88.20       21.00        160        0.08       0.19       0.09

      NV04-58    Barite Hill        -80           12.80      41.00       28.20         37        0.00       0.80       0.10

      NV04-59    Barite Hill        -80          148.70     152.40        3.70         23       -0.01       0.51       0.60

      NV04-60    Barite Hill        -80            None

      NV04-61     Esperanza         -45           52.50      55.50        3.00        353        0.03       0.17       0.00

      NV04-62     Esperanza         -45            7.20       9.90        2.70        831        0.09       0.56       0.00



----------------------------------------------------------------------------------------------------------------------------
                                                                      COMPOSITE       G/T          %         %           %
                                                  FROM        TO        LENGTH      SILVER      COPPER      LEAD       ZINC
        DDH       LOCATION          DIP         (METRES)   (METRES)    (METRES)      (LWA)       (LWA)      (LWA)      (LWA)
----------------------------------------------------------------------------------------------------------------------------

      NV04-63     Esperanza         -45           31.60      77.40       45.80         94        0.01       0.25       0.03
    including                                     31.60      38.95        7.35        162        0.01       0.23       0.04
    including                                     33.55      37.50        3.95        246        0.01       0.28       0.04
          and                                     42.80      77.40       34.60         89        0.01       0.27       0.03
    including                                     66.50      70.50        4.00        185        0.01       0.39       0.08

      NV04-64     Esperanza         -45            6.00      28.30       22.30         25        0.00       0.21       0.02
          and                                     69.20     102.10       32.90         47        0.03       0.16       0.02
    including                                     69.20      70.60        1.40        101        0.00       0.37       0.02
    including                                     96.65     102.10        5.45        153        0.17       0.02       0.03
          and                                    140.10     144.00        3.90         47        0.03       0.85       0.04

      NV04-66     Connector         -45            None

      NV04-67     Connector         -45           50.84      63.70       12.86        145        0.04       1.03       0.03

      NV04-68     Connector         -45           52.20      81.75       29.55         98        0.03       0.40       0.11

      NV04-74    Barite Hill        -80           29.00      37.16        8.16         29        0.01       0.41       0.08

      NV04-75    Barite Hill        -80           53.93      55.52        1.59         63        0.01       0.69       0.18

      NV04-76    Barite Hill        -80           10.10      32.20       22.10         34        0.02       0.63       0.21
          and                                    100.50     122.20       21.70         88        0.03       0.26       0.09
    including                                    106.10     114.47        8.37        191        0.08       0.33       0.13

      NV04-77       recce           -45            None

      NV04-79     Esperanza         -45           34.72      47.28       12.56        513        0.09       0.06       0.01

      NV04-80     Esperanza         -45            4.50       8.05        3.55        258        0.10       0.51       0.03

      NV04-81     Esperanza         -45           58.20      62.48        4.28         41        0.01       0.04       0.03
          and                                     86.87      99.76       12.89         23        0.02       0.04       0.03

      NV04-82     Esperanza         -45            6.00      58.55       52.55         57        0.00       0.35       0.01
    including                                     34.50      58.55       24.05         95        0.00       0.28       0.00
          and                                    102.15     109.30        7.15        149        0.02       1.61       0.35

      NV04-86     Connector         -45           34.63     101.18       66.55         46        0.03       0.15       0.10
    including                                     47.80      49.02        1.22        104        0.05       0.53       0.08

      NV04-87     Connector         -45           22.40      24.06        1.66        129        0.10       0.80       0.08
          and                                     52.02      52.80        0.78        654        1.45       0.13       0.26
          and                                     66.25      76.50       10.25         25        0.04       0.02       0.04

      NV04-91    Barite Hill        -45            3.00      16.50       13.50         12        0.00       0.48       0.17
          and                                    123.50     153.95       30.45         13        0.00       0.28       0.14

      NV04-92    Barite Hill        -65            None

      NV04-93       recce           -80           93.68      94.81        1.13         42        0.00       6.73       0.61
          and                                    137.93     147.00        9.07         11        0.05       1.44       0.04

      NV04-94     Connector         -45          103.32     116.39       13.07         43        0.00       0.08       0.10

      NV04-95     Connector         -60           49.08      64.80       15.72         55        0.00       0.53       0.03

      NV04-96     Connector         -45            None

     NV04-105     Connector         -60           33.43      46.70       13.27        545        0.14       1.78       0.11

     NV04-106   Connector Zone      -60           45.80      70.70       24.90        147        0.04       0.69       0.11
    including                                     65.56      67.70        2.14       1196        0.33       1.63       0.41



----------------------------------------------------------------------------------------------------------------------------
                                                                      COMPOSITE       G/T          %         %           %
                                                  FROM        TO        LENGTH      SILVER      COPPER      LEAD       ZINC
        DDH       LOCATION          DIP         (METRES)   (METRES)    (METRES)      (LWA)       (LWA)      (LWA)      (LWA)
----------------------------------------------------------------------------------------------------------------------------

     NV04-107     Connector         -45           52.90      99.56       46.66        334        0.31       0.94       0.33
    including                                     71.60      97.10       25.50        548        0.55       0.91       0.33

     NV04-108     Connector         -45           31.50      70.50       39.00        485        0.10       0.26       0.05
    including                                     54.07      70.50       16.43       1028        0.19       0.54       0.08

     NV04-127   Connector Zone      -60           97.08     111.39       14.31         56        0.01       0.44       0.05

     NV04-128     Connector         -60           54.60      80.09       25.49         58        0.04       0.54       0.26

     NV04-129     Connector         -60            none  - did not reach target

     NV04-130   Connector Zone      -62           38.56      41.04        2.48        111        0.02       2.39       0.79
          and                                     66.33      78.46       12.13         33        0.00       2.18       0.09

     NV04-131     Connector         -60           10.33      91.45       81.12         61        0.05       0.25       0.10
    including                                     60.57      67.80        7.23        152        0.07       0.29       0.04
    including                                     79.22      91.45       12.23        126        0.07       0.30       0.05

     NV05-153   Connector Zone      -45               0      88.80       88.80        107        0.10       0.11       0.04
    including                                         0       7.36        7.36        226        0.22       0.18       0.12
          and                                     37.48      88.80       51.32        124        0.10       0.12       0.04

     NV04-154   Connector Zone      -45            3.05      31.80       28.75        148        0.13       0.15       0.05

     NV05-155   Connector Zone      -45               0       9.10        9.10        105        0.09       0.03       0.06

     NV05-156   Connector Zone      -60            8.73      75.99       67.26         63        0.03       0.14       0.08
    including                                      8.73      13.80        5.07         53        0.02       0.88       0.68
          and                                      29.1      75.99       46.89         83        0.04       0.11       0.03

Notes
1. All length weighted average (LWA) results are "uncut".

ESTIMATED RESOURCES

Two resource estimations have been completed on deposits at the Navidad Project. The first was released on May 25, 2004 and estimated an Indicated Resource of
63.6 million tonnes at 101 g/t silver and 1.76% lead at the Galena Hill deposit. The second estimate was publicly released on December 1, 2004 and increased the project total Indicated Resources to 80.8 million tonnes at 103 g/t silver and 1.45% lead by including the Navidad Hill and Connector zones. Both resource estimations were completed by Snowden Mining Industry Consultants, 43-101 compliant reports documenting these estimates have been filed with the appropriate regulatory bodies and are publicly available on the SEDAR website.

Navidad Project Indicated Resources using a 50g/t silver equivalent cut-off:


----------------------------------------------------------------------------------------------------------
INDICATED RESOURCES                                                            CONTAINED      CONTAINED
(50g/t silver               TONNES     SILVER     LEAD     COPPER    ZINC       SILVER          LEAD
equivalent cut-off)       (MILLIONS)    (G/T)      (%)       (%)      (%)       (M OZS)     (1,000 TONNES)
----------------------------------------------------------------------------------------------------------

NAVIDAD HILL
              Indicated      15.17       115      0.35      0.12     0.09         56.1              53
               Inferred       3.37        97      0.74      0.09     0.16         10.5              25



----------------------------------------------------------------------------------------------------------
INDICATED RESOURCES                                                            CONTAINED      CONTAINED
(50g/t silver               TONNES     SILVER     LEAD     COPPER    ZINC       SILVER          LEAD
equivalent cut-off)       (MILLIONS)    (G/T)      (%)       (%)      (%)       (M OZS)     (1,000 TONNES)
----------------------------------------------------------------------------------------------------------

CONNECTOR ZONE
              Indicated       2.05        74      0.27      0.03     0.09          4.9               6
               Inferred       6.50       100       0.2      0.04      0.1         20.9              13

GALENA HILL
              Indicated      63.58       101      1.76      0.03     0.24        207.4           1,118
               Inferred       5.79        43      0.56      0.01     0.08          8.0              32

NAVIDAD PROJECT TOTAL
              Indicated      80.80       103      1.45      0.05     0.21        267.5           1,177
               Inferred      15.66        78      0.45      0.04     0.11         39.3              70

Note:Silver equivalent was calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
     (%Cu*10,000/66.1) + (%Zn*10,000/181.9).

PLANNED FUTURE WORK

Phase III drilling is currently planned to encompass an additional 10,000m which will be completed in June or July, 2005. The primary focus of this drilling will be continuing to delineate mineralization at Calcite Hill, however there are also drill holes planned at Galena Hill and `stratigraphic' or `recce' holes planned elsewhere on the property.

A resource estimate on the portions of Calcite Hill that have been drilled to date is planned for May and June, 2005. Any resources determined at Calcite Hill will be additional to those described above from the Galena Hill, Navidad Hill, and Connector zones.

Additional surface prospecting, mapping, geochemical sampling, and geophysics may be carried out as deemed appropriate by the Company's Exploration Team.

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

REGALO PROPERTY

The Regalo property is located 25 kilometres north-northwest of Cerro Condor and 90 kilometres south-southwest of the Navidad project. The Regalo claim (File
Number: 14016/03; 10,000 hectares) covers ground mapped as prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks and includes several regionally-important northwest trending structures. Preliminary stream-sediment sampling has returned highly anomalous gold values. Gold values from nine stream sediment samples, along 6 kilometres of one drainage (and adjoining tributaries), range in value from 0.134 to 0.831 ppm. The Company has entered into an option agreement dated August 12, 2003 with Consolidated Pacific Bay Minerals Ltd. ("Consolidated Pacific Bay") whereby Consolidated Pacific Bay can acquire up to a 70% interest in the Regalo mineral claim through the issuance of 900,000 shares of Consolidated Pacific Bay to the Company, and work expenditures totalling US$625,000 over three years. Consolidated Pacific Bay must issue all 900,000 shares (which have been issued, with a deemed value of $180,000) and expend US$50,000 on the property by August 12, 2004, in order to earn a 51% interest in the claims. A further 19% interest in the claims can be earned by Pacific Bay if it completes a feasibility study and finances the property to production. A second cateo (Regalo II) has been staked to the north of the primary Regalo claim, adding another 10,000 hectares to the property subject to the Company's agreement with Consolidated Pacific Bay. On May 16, 2005, Consolidated Pacific Bay will liberate 4,000 hectares. These 4,000 hectares have already been covered by the Company through a recent manifestation.

NOEL PROPERTY

The Noel claim (File Number: 14036/03; 9,406 hectares) is adjacent to the Regalo and Trucha claims and also contains a significant, multi-sample, gold-in-stream sediment anomaly. Government maps show the claim to be underlain primarily by Canadon Asphalto Formation sedimentary and volcanic rocks, with overlying Cretaceous sandstone along the eastern side of the claim. Five stream sediment samples taken from two drainages over approximately 5 kilometres range in value from 0.114 to 1.570 ppm gold. The apparent source area for these extremely anomalous values is has not been prospected to date and is considered a high-priority target for follow-up work.

TRUCHA PROPERTY

The Trucha claim (File Number: 14014/03; 9,915 hectares) is contiguous with the Regalo and Noel claims and also includes a stream sediment sample highly anomalous in gold (single sample, 0.556 ppm Au). Regional mapping shows the claim to be underlain by prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, cut by several regional-scale structures. In conjunction with evaluation of the Noel claims, the Trucha claim requires detailed prospecting to identify the source of gold producing the high stream-sediment values.

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

CONDOR AND ALAMO PROPERTIES

The Condor claim (File Number: 14017/03; 6,000 hectares) and Alamo claim (file number: 14032/03; 10,000 hectares) are located directly south of the Regalo/Noel/Trucha claims and were staked based on prospective stratigraphy, structure and the presence of known barite occurrences. The known barite together with Navidad-age stratigraphy and similar structure makes these claims highly prospective for Navidad-style mineralization. No fieldwork has been completed on these claims to date; management believes a first-pass evaluation is warranted. 4,000 hectares were liberated last year.

NINA AND CARLOTA PROPERTIES

The Nina claim (file number: 14018/03; 10,000 hectares) and Carlota claim (file number: 14034/03; 10,000 hectares) are located 40 kilometres southeast of Paso De Indios and were staked based on the presence of prospective Canadon Asphalto stratigraphy and regional northwest trending structures. No fieldwork has been completed to date on these claims; management believes a first-pass evaluation is warranted. Both cateos will be liberating 4,000 hectares each on May 16, 2005 as required by Argentian Mining laws.

PAMPA 3 PROPERTY

The Pampa 3 claim (File Number: 14004/03; 2,500 hectares) is located adjacent to the Navidad Project, along trend and immediately to the southeast. Although predominantly covered with recent alluvium, it is interpreted to be underlain by the Canadon Asphalto Formation limestone and volcaniclastic rocks which host mineralization at Navidad. Work to date has been minimal with only two stream-sediment samples collected, both of which drain areas peripheral to the claim. In January, 2005, the Company liberated 250 hectares under this cateo. These 250 hectares were subsequently recovered by a manifestation covering the whole cateo; file #14446/04.

COLONIA PROPERTY

The Colonia claim (File Number: 14005/03; 6,000 hectares) covers a large area of highly prospective ground directly along strike from the Navidad discovery. Most of the 10,000 hectare claim is underlain by prospective Canadon Asphalto Formation rocks. Preliminary stream-sediment sampling has defined highly anomalous values of antimony, an important "pathfinder" element at the Navidad discovery. Minor prospecting (four rock samples collected) has not yet unveiled the source of these stream-sediment values, management believes significant additional work is warranted. The Company liberated 4,000 hectares in this cateo last year.

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

SIERRA 1 PROPERTY

The Sierra 1 claim (File Number: 14006/03; 9,996 hectares) covers a large area of prospective Canadon Asphalto Formation rocks and the underlying volcanic rocks and a portion of the granitic basement. It is located immediately to the east of the Julie Property. Significant areas of LandSat-interpreted alteration are present in the northeastern portion of the claim, the imagery shows patterns very similar to those seen in the area of the Navidad discovery. Preliminary stream-sediment sampling has shown anomalous copper values, these results have yet to be followed up on.

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

SIERRA 3 PROPERTY

The Sierra 3 claim (File Number: 14008/03; 9,999 hectares) covers the southwestern portions of mapped Canadon Asphalto Formation rocks in the Navidad area. Also present on the claim are Jurassic volcanic rocks and underlying granitic basement. Major LandSat-interpreted structures are present as are possible zones of alteration. Preliminary stream-sediment sampling has returned strongly anomalous copper values. No follow-up prospecting or rock sampling has been undertaken to date. Management believes the Sierra 3 claim is considered highly prospective and warrants considerable follow-up work. In October 2004, 4,000 hectares were liberated. These 4,000 hectares were subsequently recovered through a manifestation; file #14369/04 "Sierra".

PRINCIPAL OFFICE

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company leases a portion of its office space from Beauregard Holdings Corp. ("Beauregard"). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

On September 1, 2002 the Company started to share office facilities, capital assets and personnel with Amera. During the fiscal year ended December 31, 2003, the Company received $35,110 (2002 - $6,000) from Amera. On July 7, 2004 Golden Arrow began sharing the office facilities, capital assets and personnel. During the fiscal year ended December 31, 2004, the Company received $66,390 from Amera and $57,000 from Golden Arrow. See "Item 7.
Major Shareholders and Related Party Transactions - Related Party Transactions."

Other Assets

MARKETABLE SECURITIES

The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration. As at December 31, 2004 the Company held 300,000 shares of Tinka Resources and 900,000 shares of Consolidated Pacific Bay with a quoted market value of $270,000. As at December 31, 2003 the Company held 600,000 shares of Amera Resources Corporation with a quoted market value of $546,000 and 500,000 shares of Ballad Gold & Silver Ltd. with a quoted market value of $325,000 which were transferred to Golden Arrow.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

Critical Accounting Policies

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2004 consolidated financial statements of the Company attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

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

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the consolidated financial statements attached hereto, direct costs related to the acquisition and exploration of mineral properties held or controlled by it have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

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

The Company's consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in
Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on May 5, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$.8033 (US$1.2448 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

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

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company's accounting policy under Canadian GAAP is to defer all direct costs related to the acquisition, exploration and development of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. Under US GAAP, the costs would be expensed. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a write down to fair value is taken for any expected loss on the project or property. At December 31, 2004, the Company had capitalized $6,551,598 (2003 -$1,469,026, 2002 -$148,618) on its Argentine
properties.

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

During the year ended December 31, 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of costs of $411,237. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share for one year at $3.70 per share. Underwriters were paid a commission of 6% cash and 200,000 compensation options. The compensation options were exercisable at a price of $3.25 per compensation option, for a period of twelve months, into one share and one half warrant with the warrants having the same terms as described above. The underwriters' compensation options were exercisable for a period of twelve months. This financing closed February 23, 2004. From January 1, 2005 to May 5, 2005 the aggregate amount the Company received from the exercise of warrants and options was $4,215,145.

 During the year ended December 31, 2002, the Company issued 2,085,361 common shares on the exercise of warrants and agents warrants for $837,512. During the year ended December 31, 2003, the Company issued 5,074,996 common shares on the exercise of warrants and agents warrants for $3,035,765. As of December 31, 2003, the Company had reserved 6,042,448 common shares for issuance upon the exercise of outstanding warrants. As of December 31, 2004, the Company had reserved 1,422,017 common shares for issuance upon the exercise of outstanding warrants. As at May 5, 2005, there are no warrants outstanding.

Cash on hand at May 5, 2005 was approximately $5,500,000. During the nine month period from March 31, 2005 to December 31, 2005, the Company plans to expend $2,000,000 on the continuation of the Phase III drilling program at the Navidad project.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

The Company reported a consolidated loss of $4,655,063 ($0.11 per share) in 2004, an increase of $1,236,645 from the loss of $3,418,418 ($0.11 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $1,148,400 can be attributed to operating expenses and $88,245 to other expense items.

The Company's prior period financial statements have been reclassified to reflect the reorganization in accordance with Canadian GAAP. The net assets transferred to Golden Arrow are described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of certain expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. The following discussion of the 2004 expenses compared to the 2003 expenses is based on expenses as originally reported.

The Company's 2004 operating expenses were $4,312,616 an increase of $1,148,400 from the $3,164,216 originally reported for 2003. $661,175 of the 2003 operating expense has been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. In 2004 $131,232 was allocated to the Loss from Spin-Off Assets compared to $969,175 in 2003. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense. In 2004 expenses increased as a result of increased activity at the Navidad project and the support required at the corporate office.

Professional fees increased $597,017 to $894,780 in 2004, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. During 2004 the Company recorded a non-cash expense of $1,972,860 for stock based compensation for stock options granted to its employees and directors, an increase of $485,625 from 2003. Other notable changes in the operating expenses are: (i) Salaries increased $113,998 due to staff increases (in 2004 the Company had an average of seven people on its payroll compared to three in 2003); (ii) Travel increased $97,641due to travel to conferences as well as to South America; (iii) Cost recoveries (for shared administrative costs and rent) from Amera and Golden Arrow increased by $114,161; (iv) Corporate development and investor relations decreased $62,026, as 2003 was a more active year in which the Company developed investor awareness.

In 2004 the Company recorded a gain of $328,346 on the optioning of certain properties to other mining exploration companies (plus $433,960 of gains relating to the Spin-Off Assets) compared to $481,779 in total in 2003. In 2004 a write-down of $99,762 (2003 - $nil) for the carrying value of marketable securities was recognized. Reorganization costs of $346,103 were recorded in 2004. An expense of $195,285 for foreign exchange was recorded in 2004 compared to $25,916 in 2003. The foreign exchange adjustment is as a result of the continued strength of the Canadian dollar compared to the US dollar in which the majority of the inter-company transactions are denominated; when the inter-company accounts are eliminated the difference is charged to foreign exchange. Interest and other income was $101,589 in 2004, an increase of $35,028 from 2003, primarily as a result of an increase of funds on deposit.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc. commenced an action against the Company seeking damages and a constructive trust over the Navidad Area Properties. See "Item 8. Financial Information - Legal Proceedings." The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. As of the date of this annual report the outcome is not determinable.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

The Company reported a consolidated loss of $3,418,418 ($0.11 per share) in 2003, an increase of $1,978,312 from the loss of $1,440,106 ($0.06 per share) in 2002. The loss from continuing operations, $2,503,041, increased $1,963,906 primarily as a result of the cost for Stock Based Compensation which increased $1,457,729 in 2003 compared to 2002. Loss allocated to Spin-off assets was little changed in 2003 ($969,175) compared to 2002 ($954,775).

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

The Company's 2003 operating expenses were $2,503,041, an increase of $1,993,061 from 2002. A significant portion of the increase for 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected prospective application, effective January 1, 2003. Previously options granted to the Company's directors and employees were only disclosed on a pro forma basis in the notes to the Company's consolidated financial statements. During 2003 the Company recorded a non-cash compensation expense of $1,487,235 relating to stock options granted to the Company's employees, directors and consultants. In 2002, the Company recorded an expense of $29,506 for stock options granted to its consultants. Much of the balance of the increase in the operating expenses can be attributed to the Navidad Project program: (1) Administrative and Management Services increased $68,365 (2) Corporate development and investor relations increased $116,325; (3) General exploration increased $46,638; (4) Travel increased $33,659. The increase of $159,117 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action.

Interest and other income was $66,561 in 2003, an increase of $39,976 from 2002, primarily as a result of an increase of funds on deposit.

In 2003 the Company received cash proceeds of $6,467,245 from the sale of common shares less costs of $188,850. The Company's total assets increased from $7,432,489 at December 31, 2002 to $13,419,876 at December 31, 2003. The
Company's cash position at December 31, 2003 was $4,422,334 an increase of $2,986,210 from December 31, 2002.

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

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

The Company reported a consolidated loss of $1,440,106 ($0.06 per share) in 2002, an increase of $558,231 from the loss of $881,875 ($0.06 per share) in 2001. The loss from continuing operations, $485,331, increased $302,600 compared to 2001 ($182,731). Loss allocated to Spin-off assets increased $255,631in 2003 ($954,775) compared to 2002 ($699,144).

As a result of adopting the new section of the Canadian Institute of Chartered Accountants' Handbook Section 3870 effective January 1, 2002 the Company has recognized compensation expense of $29,506 for stock options granted to consultants which is included in the increased operating expenditures.

There were increases in to the following expenses of continuing operations: (1) General exploration - $70,446 as a result of an aggressive examination of grassroots properties mainly in the Patagonia region; (2) Corporate development
- $41,066 which relates to the ongoing North America and European market awareness program; (3) Stock based compensation - $29,506 for stock options granted to consultants, as required by the CICA Handbook Section 3870 effective January 1, 2002.

Interest and miscellaneous income reported for 2002 was $26,585 a decrease of $70,695 from $97,280 reported in 2001 as a result of lower interest rates paid on funds on deposit.

The Company's total assets increased from $5,487,374 at December 31, 2001 to $7,432,489 at December 31, 2002. The increase is attributed to the equity financing conducted by the Company through four private placements and exercise of warrants and stock options issuing 7,958,387 common shares for proceeds of $3,458,382 before deducting share issue costs of $194,056.

Liquidity and Capital Resources

The Company's cash position at December 31, 2004 was $5,227,354, an increase of $805,020 from December 31, 2003. Total assets decreased from $13,419,876 at December 31, 2003 to $12,221,856 at December 31, 2004. This decrease resulted from the transfer of net assets of $7,364,878 to Golden Arrow on the reorganization of the Company offset by the increases in cash balance and Navidad carrying value. During the year ended December 31, 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. See "Item 5. Operating and Financial Review and Prospects - Overview."

The Company has capitalized expenditures of approximately $2,050,000 for the period ending May 5, 2005 on the Navidad Project.

As at May 5, 2005 the Company had working capital of approximately $5,500,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. An extension of the Phase III budget for the Navidad Project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

During the period from January 1, 2005 through December 31, 2005, it is anticipated that the Company will have obligations totaling $720,000 for monthly payments to the Grosso Group.

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

Tabular Disclosure of Contractual Obligations

                                            -----------------------------------------------------------------------
                                                                     Payments Due by Period
                                            -----------------------------------------------------------------------
                                                           Less than 1                                  More than 5
                                               Total           Year        1-3 Years      3-5 Years        Years
                                            -----------------------------------------------------------------------

Contractual Obligations                            $Nil           $Nil           $Nil           $Nil           $Nil
Long-term Debt Obligations                         $Nil           $Nil           $Nil           $Nil           $Nil
Capital (Finance) Lease Obligations                $Nil           $Nil           $Nil           $Nil           $Nil
Operating Lease Obligations                        $Nil           $Nil           $Nil           $Nil           $Nil
Purchase Obligations                               $Nil           $Nil           $Nil           $Nil           $Nil
Other Long-Term Liabilities Reflected in
   the Company's Balance Sheet under the
   GAAP of the Primary Financial Statements        $Nil           $Nil           $Nil           $Nil           $Nil
                                            -----------    -----------    -----------    -----------    -----------
Total                                              $Nil           $Nil           $Nil           $Nil           $Nil
                                            ===========    ===========    ===========    ===========    ===========

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:


--------------------------------------------------------------------------------------------------------------------
NAME, AGE AND POSITION(1)                 PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
                                                       FIVE YEARS                          DIRECTOR/OFFICER
--------------------------------------------------------------------------------------------------------------------

GERALD G. CARLSON                         President and Director of Copper       Chairman since February 15, 1999.
Chairman and Director                     Ridge Exploration Inc., a public       Director since February 15, 1999.
Age 59                                    British Columbia mineral exploration
                                          company from March 2002 to present.
                                          President of Nevada Star Resources
                                          Corp, from March 5, 2002 to present.
                                          President and CEO of LaTeko
                                          Resources Ltd. from December 1996 to
                                          February 2002.

--------------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                             Director and officer of the Company    President since February 1990.
President, Chief Executive Officer and    since February 1990.  President of     Chief Executive Officer since
Director                                  Oxbow International Marketing Corp.,   February 1990.
Age 67                                    a private British Columbia company.    Director since February 1990.

--------------------------------------------------------------------------------------------------------------------

ARTHUR LANG                               Chief Financial Officer of the         Chief Financial Officer since April
Chief Financial Officer,                  Company since April 2, 2004.           2, 2004.
and Director                              Consultant providing financial         Vice-President since April 2, 2004.
Age 61                                    management services to various         Director since April 2, 2004.
                                          clients from 1999 to April 2004
                                          through Arthur G Lang Inc., a
                                          private British Columbia company.

--------------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                            Corporate Secretary since 1998.        Secretary since June 25, 1998.
Corporate Secretary                       President, CEO  and director of
Age 38                                    Amera Resources Corporation, a
                                          private British Columbia company,
                                          since April 2000. Director and
                                          Corporate Secretary of Golden Arrow
                                          Resources Corporation.

--------------------------------------------------------------------------------------------------------------------

SEAN HURD                                 Investor relations manager for the     Vice President, Investor Relations
Vice President, Investor Relations        Company from June 2002 to present.     since March 2005.
Age 38                                    Investor relations for Senate Capital
                                          from February 1996 to May 2002.
--------------------------------------------------------------------------------------------------------------------

ROBERT STUART (TOOKIE) ANGUS              Director of the Company from May       Director since May 2003
Director                                  2003 to present.  Managing Director,
Age 56                                    Mergers and Acquisitions, Endeavour
                                          Financial Ltd., November 2003 to
                                          present. Partner in law firm, Fasken
                                          Martineau DuMoulin LLP from February
                                          2001 to October 2003. Partner in
                                          law firm, Stikeman Elliott from 1998
                                          to 2001.
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
NAME, AGE AND POSITION(1)                 PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
                                                       FIVE YEARS                          DIRECTOR/OFFICER
--------------------------------------------------------------------------------------------------------------------

CHET IDZISZEK                             Director of the Company from May       Director since May 2003
Director                                  2003 to present.  President, CEO and
Age 57                                    director of Madison Enterprises
                                          Corp. from 1993 to present.
                                          President, CEO and director of
                                          Adrian Resources Ltd. from June 1990
                                          to present.

--------------------------------------------------------------------------------------------------------------------

DAVID TERRY                               Director of the Company from May       Director since May 2004
Director                                  2004 to present. Vice President for
Age 40                                    the Company since June 2004 to
                                          present.  Vice President, Exploration
                                          for Amera Resources Corporation from
                                          March 2004 to present. Regional
                                          geologist with the British Columbia
                                          Ministry of Energy and Mines in
                                          Cranbrook, British Columbia from May
                                          2001 to March 2004. Project Geologist
                                          with Boldien Limited prior to May
                                          2001.
--------------------------------------------------------------------------------------------------------------------

DAVID HORTON                              Senior Vice-President of Canaccord     Director since June 2004
Director                                  Capital Corporation from 1996 to
Age 69                                    present.
--------------------------------------------------------------------------------------------------------------------

JUAN CARLOS BERRETTA                      Vice President, South American         Officer since April 2005
Vice President, South American            Corporate Development.
Corporate Development                     Property Manager for the Company
Age 64                                    since 1994.

--------------------------------------------------------------------------------------------------------------------

AUGUSTO BAERTL                            President of Cia. Minera Antamina      Director since March 2005
Director (Of subsidiary)                  from 1997 to 2001 and Executive
Age 62                                    Chairman from 2001 to 2002.  Chief
                                          Executive Officer of Gestora de
                                          Negocios e Inversiones S.A. from
                                          August 2003 to present.

--------------------------------------------------------------------------------------------------------------------

(1) Officers and Directors of the Company may also serve as directors of other companies. See "Conflicts of Interest" below.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

--------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                    NAME OF COMPANY                           POSITION              TERM OF SERVICE
--------------------------------------------------------------------------------------------------------------------

Gerald G. Carlson                   Copper Ridge Explorations                 President & Director  Feb/99 to present
                                    Nevada Star Resources Corp.               President & Director  Feb/02 to present
                                    Dentonia Resources Ltd.                   Director              Feb/94 to present
                                    Fairfield Minerals Ltd.                   Director              Jul/98 to present
                                    Orphan Bay Resources Inc.                 Director              Nov/00 to present
--------------------------------------------------------------------------------------------------------------------

Nikolaos Cacos                      Amera Resources Corporation               President & Director  Apr/00 to present
                                    Golden Arrow Resources Corporation        Director & Secretary  Jul/04 to present
--------------------------------------------------------------------------------------------------------------------

Arthur Lang                         Golden Arrow Resources Corporation        Director & CFO        Jul/04 to present
                                    Amera Resources Corporation               CFO                   Mar/05 to present
--------------------------------------------------------------------------------------------------------------------

Joseph Grosso                       Amera Resources Corporation               Chairman & Director   Feb/04 to present
                                    Golden Arrow Resources Corporation        Chairman, President,
                                                                              CEO & Director        Jul/04 to present
--------------------------------------------------------------------------------------------------------------------

Sean Hurd                           Golden Arrow Resources Corporation        Director              July/04 to present
                                                                              Vice-Pres, Investor
                                                                              Relations             Mar/05 to present
--------------------------------------------------------------------------------------------------------------------

Robert Stuart (Tookie) Angus        CMQ Resources Inc.                        Director              Dec/03 to present
                                    MCK Mining Corp.                          Director              Dec/03 to present
                                    Nevsun Resources Ltd.                     Director              Jan/03 to present
                                    Canico Resource Corp.                     Director              Sept/02 to present
                                    Plutonic Capital Inc.                     Director              June/99 to present
                                    First Quantum Minerals Ltd.               Director              Dec/97 to present
                                    Blackstone Ventures Inc.                  Director              Sept/97 to present
                                    Adrian Resources Ltd.                     Director              July/03 to present
                                    Dynasty Gold Corp.                        Secretary & Director  Oct/99 to present
                                    Bema Gold Corporation                     Director              June/92 to present
--------------------------------------------------------------------------------------------------------------------

Chet Idziszek                       Adrian Resources Ltd.                     Chairman, CEO,
                                                                              President & Director  June/90 to present
                                    Madison Enterprises Corp.                 Chairman, CEO,
                                                                              President & Director  Nov/93 to present
                                    Lund Gold Ltd.                            CEO, President &
                                                                              Director              May/97 to present
                                    Oromin Explorations Ltd.                  President & Director  Feb/94 to present
                                    The Havana Group Inc.                     Director              Aug/02 to present



--------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                    NAME OF COMPANY                           POSITION              TERM OF SERVICE
--------------------------------------------------------------------------------------------------------------------

David Terry                         Amera Resources Corporation               Vice-Pres Exploration Mar/04 to present
                                    Golden Arrow Resources Corporation        Director, Vice-Pres,
                                                                              Exploration           Jul/04 to present
--------------------------------------------------------------------------------------------------------------------
David Horton                        Golden Arrow Resources Corporation        Director              July/04 to present
--------------------------------------------------------------------------------------------------------------------


Compensation

During the fiscal year ended December 31, 2004, the directors and officers of the Company, as a group, had received or charged the Company a total of $476,226 (2003 - $330,600; 2002 - $136,276) for services rendered by the directors and officers or companies owned by the individuals.

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

During the year ended  December  31, 2004,  the Company had one Named  Executive
Officer: Joseph Grosso, President and Chief Executive Officer (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2002, 2003 and 2004.

                           Summary Compensation Table


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION     YEAR(1)    SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)          (#)(2)            (#)         ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Joseph Grosso           2004       102,000      Nil        Nil        150,000            Nil           Nil         Nil
President and CEO       2003       102,000      Nil        Nil        200,000            Nil           Nil         Nil
                        2002       102,000      Nil        Nil        500,000            Nil           Nil         Nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------

(1)  Fiscal years ended  December 31, 2004,  2003 and 2002.
(2)  See "Options and Stock Appreciation Rights".

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

OPTION GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the Named Executive Officers of the
Company:

                                                                                 Market Value
                                        % of Total Options                      of Securities
                     Securities Under       Granted in        Exercise or     Underlying Options
Name                 Options Granted     Financial Year(1)   Base Price(2)    on Date of Grant      Expiration Date
                           (#)                                ($/Security)       ($/Security)

Joseph Grosso            150,000              10.47%             $3.10              $2.85           March 24, 2009


(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                               Value of Unexercised
                         Securities                               Unexercised Options         In-the-Money Options
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized         Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)

Joseph Grosso                Nil                  Nil                  150,000/Nil                $138,000 / N/A


(1)  All options are exercisable to acquire the Company's Common Shares.
(2) Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2004, $4.02, less the exercise price per share of in-the-money stock options.

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

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2004 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2004, the Company paid a total of $374,226 to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered. See also "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

                                              % of Total                        Market Value
                           Securities      Options Granted                      of Securities
                         Under Options            in           Exercise or    Underlying Options
Name                       Granted(1)     Financial Year(2)   Base Price(3)   on Date of Grant      Expiration Date
                              (#)                              ($/Security)       ($/Security)

Directors as a group
who are not Named
Executive Officers          550,000              37%              $3.10             $2.85           March 24, 2009


(1)  All options are for the Company's Common Shares.
(2)  Percentage of all options granted in the period.
(3) The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Aggregated Option Exercises and Option Values

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:

                                                                                               Value of Unexercised
                         Securities                               Unexercised Options         In-the-Money Options
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized         Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)

Directors, as a
group, who are not
Named Executive
Officers                     Nil                  Nil                  550,000/N/A                 $506,000/N/A


(1)  All options are exercisable to acquire the Company Common Shares.
(2) Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2004, $4.02, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd. to provide services and facilities to the Company. As of the date of this Annual Report, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group, which is discussed below. It is anticipated that the formal agreement will have an effective date of January 1, 2005.

The Grosso Group is a private company which will be owned by the Company, Golden Arrow, Amera and Gold Point Exploration Ltd., each of which will own one share. Pursuant to the terms of the proposed Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company shall include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

          1.   the use of the Grosso Group's offices;
          2.   receptionist personnel;
          3.   office equipment; and
          4. services of administration, accounting, purchasing, secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $60,000 (which as of the date of this Annual Report is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

It is anticipated that the Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of May 5, 2005 it is anticipated that the directors of the Grosso Group will be Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Messrs. Lang and Grosso are officers and directors of the Company. Mr. Lang is an officer and director of Golden Arrow and an officer of Amera. Mr. Grosso is an officer and director of Golden Arrow and of Amera. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow and a director and officer of Amera. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the Chairman and a director and principal shareholder of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2004 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. It is anticipated that Mr. Grosso will return the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share will then be issued to the Company.

The Board of Directors of the Company will approve the formal agreement once completed.

JOSEPH GROSSO

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2004, Oxbow was paid $102,000.

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

NIKOLAOS CACOS

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of the Company, was paid $5,500 per month for professional services rendered. Mr. Cacos received a retainer of $4,500 per month until December 1, 2001. Thereafter, the rate was increased by $1,000. On January 5, 2004 this contract was amended to reduce the fee paid to $1,375 per month. During the fiscal year ended December 31, 2004, Mr. Cacos was paid $17,600 (2003 - $66,000; 2002 - $66,000). Mr. Cacos resigned as a director of the Company in October 2004. On January 1, 2005 Mr. Cacos's contract with the Company was cancelled and replaced with a contract with the Grosso Group.

SEAN HURD

By agreement dated June 11, 2001, as extended, Sean Hurd, a former director of the Company, was paid $4,000 per month for professional services rendered. During the fiscal year ended December 31, 2004, Mr. Hurd was paid $73,800 (2003
- $48,000; 2002 - $52,050). Mr. Hurd resigned as a director in October 2004. In January 2005, Mr. Hurd became an employee of the Grosso Group.

GERALD CARLSON

By agreement dated February 15, 2001, between the Company and KGE Management Ltd., a private company owned by Gerald Carlson, Chairman of the Company, Mr. Carlson was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. The agreement expired January 14, 2001 and was renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services were rendered for more than four days per month. During the fiscal year ended December 31, 2004, the Company paid $34,749 to KGE Management Ltd. (2003 - $41,400; 2002 - $33,000). On April 1, 2004 a new
agreement was executed providing for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. Mr. Carlson is required to provide a minimum of eight days of service per month. This agreement expired March 31, 2005 and has been renewed for six months with the same terms.

In the event of a change of management of the Company as a result of a takeover of the Company, Mr. Carlson is entitled to be paid two times the monthly retainer for the remaining months outstanding under the agreement.

ARTHUR LANG

By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005.

DAVID TERRY

Mr. Terry, an officer and a director of the Company, had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid
$43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group.

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

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Horton, Angus, Idziszek and Lang are members of the Audit
Committee. The board of directors of the Company, after each annual shareholder's meeting must appoint or re-appoint an audit committee.

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

The Audit Committee's Charter is attached as an Exhibit.

Employees

As of December 31, 2004, the Company had nine full-time employees and three part-time employees in the area of management and administration compared with nine full-time employees and two part-time employees in the areas of management and administration at December 31, 2003 compared to eight full-time employees and two part-time employees in the area of management and administration at December 31, 2002. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

As of May 5, 2005, the Company had 45,479,724 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 5, 2005.

--------------------------------------------------------------------------------------------------------------------
                                                                      SHARES AND RIGHTS
                                                                    BENEFICIALLY OWNED OR
TITLE OF CLASS           NAME                                           CONTROLLED (1)         PERCENT OF CLASS(1)
--------------------------------------------------------------------------------------------------------------------

Common Stock             Joseph Grosso                                  1,765,175(2)                  3.88%
Common Stock             Nikolaos Cacos                                   243,151(3)                  0.53%
Common Stock             Sean Hurd                                        285,000(4)                  0.63%
Common Stock             Gerald Carlson                                   402,500(5)                  0.88%
Common Stock             David Terry                                      132,000(6)                  0.29%
Common Stock             Chet Idziszek                                    420,900(7)                  0.39%
Common Stock             Robert Stuart (Tookie) Angus                     220,000(8)                  0.92%
Common Stock             Arthur Lang                                      125,000(9)                  0.27%
Common Stock             Augusto Baertl                                  150,000(10)                  0.33%
Common Stock             Juan Carlos Berretta                            100,000(11)                  0.22%
Common Stock             David Horton                                    130,000(12)                  0.28%
Common Stock             Officers and Directors (as a group,           3,973,726(13)                  8.74%
                         11persons)

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options , these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 45,479,724 shares of common stock outstanding as of May 5, 2005.
(2) Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso's wife) and Mr. Grosso's private companies:

     (a)  1,021,11346,013 shares held by Mr. Grosso;
     (b)  7,500 shares held by Beauregard (50%);
     (c)  27,564 shares held by Mr. Grosso's wife (50%);
     (d)  348,448 shares held by Oxbow (50%);
     (e)  9,612 shares held by Threadco (50%); and
     (f)  547,500 Options held by Mr. Grosso to acquire 547,500 shares.

     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(3) Includes 13,151 shares held by Mr. Cacos and 230,000 options held by Mr. Cacos to acquire an additional 230,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(4) Includes 285,000 options held by Mr. Hurd to acquire an additional 285,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(5) Includes 47,500 shares held by KGE Management Ltd., a private company owned by Mr. Carlson and options held by Mr. Carlson to acquire an additional 355,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(6) Includes 2,000 shares held by Mr. Terry and options held by Mr. Terry to acquire an additional 130,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(7) Includes 175,900 shares held by Mr. Idziszek and options held by Mr. Idziszek to acquire an additional 245,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(8) Includes options held by Mr. Angus to acquire 220,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(9) Includes options held by Mr. Lang to acquire 125,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(10) Includes options held by Mr. Baertl to acquire 150,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(11) Includes options held by Mr. Berretta to acquire 100,000 shares.  See "Item
     6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(12) Includes options held by Mr. Horton to acquire 130,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(13) Includes the shares, options, and warrants set forth in footnotes 2 through 14 above. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

Options, Warrants and Other Rights to Acquire Securities

As of May 5, 2005, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 4,456,000 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants currently outstanding and agreements.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). At the annual and extraordinary general meeting of shareholders of the Company held on June 24, 2004, shareholders approved by ordinary resolution to make a total of 10% of the issued and outstanding shares of IMA available for issuance thereunder. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

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

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

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

As of May 5, 2005, the Company has 4,456,000 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


Nikolas Cacos             Officer                        70,000        $1.87      Aug. 27/08          $1.87
                                                        110,000        $3.10      Mar. 24/09          $3.10
                                                         50,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Joseph Grosso             Director                       47,500        $0.50      Sept. 23/07         $0.50
                                                        200,000        $1.87      Aug. 27/08          $1.87
                                                        150,000        $3.10      Mar. 24/09          $3.10
                                                        150,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Sean Hurd                 Officer                       100,000        $1.87      Aug. 27/08          $1.87
                                                        130,000        $3.10      Mar. 24/09          $3.10
                                                         60,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Gerald Carlson            Director                      200,000        $0.40      Jul. 19/06          $0.40
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         85,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Nick DeMare               Consultant                     25,000        $0.84      Mar. 07/08          $0.84
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Evelyn  Grosso(2)         Consultant                     67,500        $0.50      Sept. 23/07         $0.50
                                                         75,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
A. Sanchez                Consultant                      5,000        $0.40      Jul. 19/06          $0.40
                                                         15,000        $0.84      Mar. 07/08          $0.84
----------------------------------------------------------------------------------------------------------------
Keith Patterson           Consultant                     50,000        $0.84      Mar. 07/08          $0.84
                                                         25,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
David Terry               Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         80,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Chet Idziszek             Director                      150,000        $0.90      May 30/08           $0.90
                                                         75,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
J. C. Berretta            Officer                        25,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
William Lee(3)            Consultant                     75,000        $1.87      Aug. 27/08          $1.87
                                                         30,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
Robert Stuart (Tookie)    Director                      150,000        $0.90      May 30/08           $0.90
Angus                                                    40,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Diane Reeves              Consultant                     60,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


Jeanne Denee              Consultant                     10,000        $3.10      Mar. 24/09          $3.10
                                                          5,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Claudia Sandoval          Consultant                     10,000        $3.10      Mar. 24/09          $3.10
                                                         15,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Carlos D'Amico            Officer (of                   220,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted            75,000        $3.10      Mar. 24/09          $3.10
                          from reporting)
----------------------------------------------------------------------------------------------------------------
Carlos Timossi            Consultant                     75,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
Steve Phillips            Consultant                    300,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
Joanne Faccin             Consultant                     10,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
Marianna De Simone        Director (of                   59,500        $0.50      May 02/07           $0.50
                          subsidiary-exempted            80,000        $3.10      Mar. 24/09          $3.10
                          from reporting)
----------------------------------------------------------------------------------------------------------------
I. Chiarantano            Director(of                    59,500        $0.50      May 02/07           $0.50
                          subsidiary-exempted
                          from reporting)
----------------------------------------------------------------------------------------------------------------
David J. Horton           Director                      100,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Arthur Lang               Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Gordon James              Consultant                      7,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
R. Aragon                 Director(of                    50,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted
                          from reporting)
----------------------------------------------------------------------------------------------------------------
A. Colucci                Consultant                    120,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
L. Salley                 Consultant                     15,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
P. Hedblom                Consultant                     30,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
J. Wong                   Consultant                     25,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
Larry Roth                Consultant                     50,000        $4.20      Dec. 1/09           $4.02
----------------------------------------------------------------------------------------------------------------
Darren Tindale            Consultant                      5,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Florian Riedl             Consultant                     30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Augusto Beartl            Director                      150,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Ian Thomson               Consultant                     10,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
Mar Bergstrom             Consultant                     25,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


Robert Robertson          Consultant                     10,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------

                          TOTAL                       4,456,000
                                                      =========
----------------------------------------------------------------------------------------------------------------
Officers and directors,
as a group (11
persons)(4)                                           2,522,500
                                                      =========
----------------------------------------------------------------------------------------------------------------


(1) Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, officers and consultants.
(2)      Evelyn Grosso is the wife of Joseph Grosso.
(3) The Company granted Mr. Lee options to acquire common shares during his tenure as director. Mr. Lee resigned as an office and director of the Company effective April 2, 2004 and currently remains as a consultant to the Company.
(4)      Includes options held by Joseph Grosso's wife, Evelyn Grosso.

Warrants and Other Commitments

As of May 5, 2005, there were no non-transferable common share purchase warrants exercisable.

As of May 5, 2005, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, did not hold any warrants to purchase the Company's common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

Principal Holders of Voting Securities

To the best of the Company's knowledge there are no persons who beneficially own, directly or indirectly, or exercise control or direction, over more than 5% of the issued and outstanding common shares of the Company other than that which is described below.

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

On April 28, 2003, Prudent Bear Funds, Inc. advised the Company that it had acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 818,500 of the Company's common shares. This resulted in Prudent Bear Funds, Inc. having ownership of and control over a total of 3,209,637 common shares together with warrants to purchase an additional 754,137 common shares. As of April 30, 2003, if such warrants were exercised Prudent Bear Funds, Inc. would have control and direction of 3,963,774 common shares of the Company (12.18%). To the best of the Company's knowledge, as of December 31, 2004, Prudent Bear Funds Inc. had control and direction of 492,960 common shares of the Company (1.12%).

On April 30, 2005, Sprott Asset Management Inc. advised the Company it had acquired control and direction over 3,743,732 of the Company's common shares (8.23% based on 45,479,724 outstanding shares at April 30, 2005).

SHARES HELD IN THE UNITED STATES

As of May 5, 2005, there were approximately 70 registered holders of the Company's shares in the United States, with combined holdings of 5,865,259 shares (12.90% of the 45,479,724 outstanding shares at May 5, 2005).

CHANGE OF CONTROL

As of May 5, 2005, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Related Party Transactions

Other than as disclosed below, from January 1, 2003 through May 5, 2005, the Company did not enter into any transactions or loans between the Company and any
(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company shared office facilities, capital assets and personnel with Amera. Joseph Grosso, Nikolaos Cacos, Arthur Lang and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. During the fiscal year ended December 31, 2004 the Company received $66,390 (2003 - $35,110; 2002 - $6,000).

2. The Company leases a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and had been extended for another two years. On January 1, 2004 the Company and Beauregard executed a lease for a term of three years with an option to renew for a further two years with minimum annual lease payments of $52,200, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 2004, the Company incurred $33,822 for leasehold improvements conducted on the office premises. The Company made no leasehold improvement expenditures in 2003. During the fiscal year ended December 31, 2004, the Company paid rent in the amount of $74,870(2003 - $60,924; 2002 - $60,924). On March 1, 2005 the Company and Beauregard executed a lease for additional premises for a term of one year and ten months with an option to renew for a further two years with minimum annual lease payments of $38,100, plus operating costs. The Company expects that it will sublease the premises to the Grosso Group. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

3. The Company has executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2004, Oxbow was paid $102,000 (2003 - $102,000; 2002 -
         $102,000).

4. The Company has entered into an agreement with Nikolaos Cacos, an officer and former director of the Company, pursuant to which Mr. Cacos provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2004, Mr. Cacos was paid $17,600 (2003 - $66,000; 2002 - $66,000). Effective January 1, 2005 Mr. Cacos'
         contract with the Company was replaced by a new agreement between the Grosso Group and Mr. Cacos.

5. The Company's officers and directors have been granted incentive stock options enabling them to purchase common shares of the Company. See "Item 6. Directors, Senior Management and Employees - Share Ownership".

6. The Company has entered into an agreement with KGE Management Ltd., pursuant to which Gerald G. Carlson, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2004, Mr. Carlson, through KGE, was paid $34,749 (2003 - $41,400; 2002 - $33,000).

7. The Company has entered into an agreement with Mr. Sean Hurd, an officer and former director of the Company, pursuant to which Mr. Hurd provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the year ended December 31, 2004, Mr. Hurd was paid $73,800 (2003 - 48,000; 2002 - $52,050). Effective January 2005 Mr. Hurd became an employee of the Grosso Group.

8. On December 16, 2003 and November 16, 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, is a shareholder. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of one year. The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management."

9. The Company has agreed to issue options to David Terry, an officer and director of the Company, and to reimburse Amera for a portion of Mr. Terry's salary for services provided to the Company. Mr. Terry has a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid $43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

10. The Company has entered into an agreement dated April 23, 2004, with Mr. Lang, Chief Financial Officer and a director of the Company, pursuant to which Mr. Lang provides services to the Company. During the year ended December 31, 2004, Mr. Lang was paid $58,671. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts Effective January 1, 2005 Mr. Lang became an employee of the Grosso Group.

11. The Company has entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company. See "Item 4. Information on the Company - History and Development of the Company." The Company intends to enter into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

Consolidated Statements and Other Financial Information

FINANCIAL STATEMENTS

DESCRIPTION                                                                PAGE

Consolidated Financial Statements for the Years Ended
December 31, 2004, 2003 and 2002.                                           F-1

Significant Changes

There are no significant changes to report between the year end December 31, 2004 and the date of this annual report.

Legal Proceedings

In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company asserting that the Company unlawfully used confidential information, and is seeking damages and a constructive trust over the Navidad Area Properties. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.

The Company has provided Golden Arrow with an indemnity for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by Aquiline against the Company.

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


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

Price History

The Company's common shares are listed on the TSX-V. From April 15, 1996 to November 28, 1999, the Company's shares were listed on the Vancouver Stock Exchange (the "VSE"). Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange or CDNX. On August 1, 2001, the CDNX was acquired by the Toronto Stock Exchange and became known as the TSX-V. The Company is classified as a Tier I company on the TSX-V and trades under the symbol "IMR". Companies which satisfy the minimum initial listing requirements of the TSX-V are designated as Tier II companies and are subject to listing requirements which are stricter than those for companies which are designated as Tier I companies.

The following table lists the volume of trading and high and low sales prices on the TSX-V (or predecessor), for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from December 2004 through April 2005.

          TSX VENTURE EXCHANGE (OR PREDECESSOR) STOCK TRADING ACTIVITY

                                                            SALES PRICE
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2004            37,174,800                $4.80           $1.73
December 31, 2003            49,855,800                $2.54           $0.49
December 31, 2002            17,608,424                $0.94           $0.34
December 31, 2001             5,564,250                $0.62           $0.27
December 31, 2000             4,330,674                $1.15           $0.30


                                                            SALES PRICE
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

March 31, 2005                6,402,850                $4.45           $3.40
December 31, 2004             9,181,100                $4.80           $3.22
September 30, 2004            4,560,500                $3.39           $2.00
June 30, 2004                 7,886,600                $3.57           $1.93
March 31, 2004               15,546,600                $3.81           $1.73
December 31, 2003            14,206,200                $2.37           $1.42
September 30, 2003           12,946,600                $2.54           $1.32
June 30, 2003                 9,170,600                $1.65           $0.78
March 31, 2003               13,712,400                $1.06           $0.49


                                                            SALES PRICE
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

April 30, 2005                1,432,928                $4.00           $3.11
March 31, 2005                1,721,150                $4.45           $3.50
February 28, 2005             2,577,000                $4.08           $3.40
January 31, 2005              2,104,700                $4.24           $3.66
December 31, 2004             1,654,300                $4.68           $3.50

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


                                                           BID PRICE (US$)
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2004            20,132,331                $4.05           $1.31
December 31, 2003             6,964,497                $1.89           $0.36
December 31, 2002                97,497                $0.36           $0.22

                                                           BID PRICE (US$)
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

March 31, 2005                4,066,314                $3,86           $2.72
December 31, 2004             5,394,824                $4.05           $2.53
September 30, 2004            3,302,327                $2.68           $1.48
June 30, 2004                 2,636,425                $2.70           $1.40
March 31, 2004                8,798,755                $2.93           $1.31
December 31, 2003             3,376,297                $1.78           $1.01
September 30, 2003            1,743,800                $1.89           $0.97
June 30, 2003                   983,900                $1.25           $0.52
March 31, 2003                  860,500                $0.75           $0.36
December 31, 2002                72,497                $0.33           $0.22
September 30, 2002               25,000                $0.36           $0.29


                                                           BID PRICE (US$)
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

April 30, 2005                  997,058                $3.23           $2.45
March 31, 2005                1,712,600                $3.68           $2.85
February 28, 20054            1,565,799                $3.34           $2.72
January 31, 2005                787,915                $3.54           $2.95
December 31, 2004             1,414,948                $3.80           $2.84



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

The Company's objects and purposes are not set forth in or prescribed by its Articles or Memorandum. The Company is in the business of the acquisition, exploration and development of mineral properties, mainly in Argentina.

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

Accordingly,   the  shareholders   passed  a  special  resolution  removing  the
application of the Pre-Existing Company Provisions at a meeting held on June 24, 2004.

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

The directors, officers, employees and agents have entered into Indemnity Agreements, as allowed under the new Articles of the Company.

AUTHORIZED SHARE CAPITAL

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the BCBCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCBCA, such authorized share capital must be contained in a company's Notice of Articles. In order to provide the Company with greater flexibility to proceed with equity financings, management altered its authorized share capital from 200,000,000 shares divided into 100,000,000 common shares and 100,000,000 preferred shares to an unlimited number of common shares and 100,000,000 preferred shares.

HOLDING OF ANNUAL MEETINGS

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCBCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, the Company's New Articles reflect this provision.

QUORUM FOR SHAREHOLDER MEETING

The current Articles allow for quorum to be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

ALTERATIONS TO CONSTATING DOCUMENT

In accordance with the BCBCA, the New Articles update the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.

Accordingly, the shareholders of the Company passed all of the above changes to the Company's Articles at its shareholder's meeting held on June 24, 2004.

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

         The current Articles of the Company were passed by the shareholders at the Company's annual general meeting on June 24, 2004.

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

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares without par value and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Shares, Series I. A complete description is contained in the Company's Altered Memorandum and Articles.

COMMON SHARES

A total of 45,479,724 common shares were issued and outstanding as of May 5, 2005. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company has proposed to the shareholders to amend the Company's Articles to increase the number of authorized common shares to an unlimited number of common shares without par value.

PREFERRED SHARES

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series. The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company. The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares. As of May 5 2005, there were 18,283,053 Preferred Shares, Series I, outstanding. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the preferred shares.

PREFERRED SHARES, SERIES I

The Company is authorized to issue 100,000,000 preferred shares of which 18,283,053 have been designated as Preferred Shares, Series I (the "Series I Shares"). The holders of Series I Shares are not entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares, Series I. The holders of Series I Shares are entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends. Upon dissolution, liquidation or winding-up of the Company, the holders of Series I Shares are entitled to receive an amount equal to the redemption amount, which is determined by dividing $3,495,800 by the number of Series I Shares issued, together with all declared and unpaid dividends thereon. The Series I Shares may be redeemed at the option of the Company or the holder of the Series I Shares. Upon redemption of the Series I Shares, the Company shall pay to the holder of the Series I Shares the Redemption Amount together with all declared and unpaid dividends thereon. As of May 5, 2005, there are 18,283,053 Series I Shares outstanding. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the Series I Shares. The Series I Shares are not subject to further capital calls or assessments.

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

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND GENERAL MEETINGS

Pursuant to the Company's existing Articles, the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the Directors of the Company. The Company must publish an advance notice in the manner required by the Company Act of any general meeting at which Directors are to be elected. The Company must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

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

3. Lease agreements between the Company and Beauregard dated January 1, 2004 and March 1, 2005, regarding the Company's office premises. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

4. In November 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company with which Mr. Angus, a director of the Company is associated. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of one year. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

5. The Company has entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company. See "Item 4. Information on the Company - History and Development of the Company."

6. The Company has entered into an indemnity agreement, for any costs or losses that may be incurred by Golden Arrow in respect of the legal action commenced by Aquiline against the Company. See "Item 8. Financial Information - Legal Proceedings."

7. Option Agreement dated August 12, 2003 between with Consolidated Pacific Bay Minerals Ltd. relating to the Regalo mineral claim. See "Item 4. Information on the Company - Properties, Plants and Equipment
         - Principal Properties - Argentinean Properties - Navidad Area Properties (Other than the Navidad Project) - Regalo Property."

8. The Company entered into a Management Services Agreement dated March 22, 2005 with IMA Latin America Inc., the Company's wholly owned BVI subsidiary and Gestora de Negocios E Inversiones S.A. ("Gestora") to retain Gestora to provide certain management, consulting and advisory services of Mr. Augusto Baertl ("Baertl") for the development of the Navidad project. A Confidentiality Agreement between the Grosso Group Management Ltd. and Gestora was also entered into. A Director/Officer Agreement between IMA Latin America Inc. and Baertl was also entered into as well as an Indemnity Agreement between the Company and Baertl.

9. Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd. to provide services and facilities to the Company. As of the date of this Annual Report, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. It is anticipated that the formal agreement will have an effective date of January 1, 2005.

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. . In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

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


ITEM 15. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's chief executive officer, and Mr. Lang, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2004 Based upon that evaluation, Messrs. Grosso and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. David Horton, who serves on the Company's audit committee.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

  CODE OF BUSINESS CONDUCT AND ETHICS AND WHISTLE-BLOWER POLICY AND PROCEDURES

                                  Introduction

Pursuant to applicable United States securities laws and the United States Securities and Exchange Commission ("SEC"), our Audit Committee has adopted a Code of Business Conduct and Ethics to provide principles for the purpose of promoting:

    - Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
    - Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;
    -    Compliance with applicable governmental laws, rules and regulations;
    - The prompt internal reporting of violations of our Code of Business Conduct and Ethics; and
    - Accountability for adherence to our Code of Business Conduct and Ethics.

REPORTING RESPONSIBILITY

It is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations in accordance with this Whistleblower Policy. In our Code of Business Conduct and Ethics these individuals are referred to as "you".
Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

NO RETALIATION

No director, officer or employee who in good faith reports a violation of the Code shall suffer harassment, retaliation or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Corporation rather than seeking resolution outside the Corporation.

REPORTING VIOLATIONS

The Code addresses the Corporation's open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly.

In most cases, an employee's supervisor is in the best position to address an area of concern. However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor's response, you are encouraged to speak with anyone in management whom you are comfortable in approaching.

Supervisors and managers are required to report suspected violations of the Code of Conduct to the Company's Compliance Officer, who has specific and exclusive responsibility to investigate all reported violations. For suspected fraud or securities law violations, or when you are not satisfied or uncomfortable with following the Corporation's open door policy, individuals should contact the Corporation's Compliance Officer directly.

COMPLIANCE OFFICER

The Corporation's Compliance Officer is appointed by the board of directors, and is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code and, at his discretion, shall advise the President and CEO, the CFO and/or the Audit Committee. The Compliance Officer has direct access to the Audit Committee of the board of directors and is required to report to the Committee at least annually on his compliance activity.

In order to protect your anonymity, and to ensure proper record keeping as required by regulations, our Company uses an external reporting agency which is the sole link to the Compliance Officer.

THE   COMPANY'S    COMPLIANCE    OFFICER   CAN   BE   REACHED   VIA   EMAIL   AT
GROSSOGROUP@WHISTLEBLOWERSECURITY.COM, VIA TELEPHONE AT 1-866-921-6714 OR VIA THE INTERNET LOCATED AT HTTP://WWW.WHISTLEBLOWERSECURITY.COM.

The Compliance Officer will notify the sender and acknowledge receipt of the reported violation or suspected violation within five business days. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

Your Responsibilities

         1. You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

         2. You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, any Canadian Exchange or Securities Commission and the Securities and Exchange Commission and in our other public communications. Accordingly, each of you is responsible for promptly bringing to the attention of The Compliance Officer any material information of which you may become aware that affects our disclosure in our public filings.

         3. You shall promptly bring to the attention of The Compliance Officer any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Business Conduct and Ethics. In either event, any reporting is confidential and you are protected from retaliation.

         4. You shall promptly bring to the attention of The Compliance Officer any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data of (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

         5. You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests. You shall promptly bring to the attention of your manager or the Compliance Officer any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

VIOLATIONS AND WAIVERS

The Compliance Officer determines if a special meeting of the Audit Committee is required and shall provide information about the complaint to all members of the Audit Committee at its next regularly scheduled meeting. The Chairman of the Audit Committee shall advise the Board of Directors in writing of all violations of this Code of Business Conduct and Ethics reported to him.

Anyone filing a complaint concerning a violation or suspected violation of the Code must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Code. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Audit Committee. Only the Audit Committee may amend this Code of Business Conduct and Ethics. Any waiver or amendment shall be reported as required by law or regulation.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

Audit Fees

For the fiscal year ended December 31, 2004, the Company's principal accountant is expected to bill approximately $35,000, and for the fiscal year ended December 31, 2003, the Company's principal accountant billed approximately $30,000 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2004 and 2003, the Company's principal accountant is expected to bill $13,650 and billed $16,000, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"

Tax Fees

For the fiscal years ended December 31, 2004 and 2003, the Company's principal accountant is expected to bill $100,000 and billed $28,000, respectively, for tax compliance, tax advice and tax planning services.

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

Since January 1, 2005, the Company's auditors have not billed the Company for audit related services in connection with the reorganization.

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

See pages F-1 though F-38


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

Exhibits

   EXHIBIT
    NUMBER       EXHIBIT

      1.1        Notice of Articles(8)
      1.2        Articles (1)
      4.1        Share Purchase Agreement Between Shareholders and 389863 B.C. Ltd. (1)
      4.2        Arrangement Agreement Between Viceroy Resource Corporation and IMA Resource
                 Corporation (1)
      4.3        Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA
                 Resource Corporation (1)
      4.4        Employment Agreement with William Lee (1)
      4.5        Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation(1)
      4.6        Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated
                 April 1, 2004(8)
      4.7        Consulting Agreement Between Lindsay R. Bottomer and IMA Exploration Inc. (1)
      4.8        Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (1)
      4.9        Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. (1)
     4.10        Option Agreement with Lirio and Lir-Fer Construcciones S.R.L. (1)
     4.11        Option Agreement with Oscar Garcia and others (1)
     4.12        Purchase Agreement with Modesto Enrique Arasena (1)
     4.13        Option Agreement with Hugo Arturo Bosque (1)
     4.14        Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo Sanchez and
                 Antonio Monteleone (1)
     4.15        Option Agreement with Jorge Ernesto Rodriguez and Gerardo Javier Rodriguez (1)
     4.16        Option Agreement with Jorge Ernesto Rodriguez and Raul Alberto Garcia (1)
     4.17        Purchase Agreement with Victor Ronchietto (1)
     4.18        Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de
                 Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ
                 de Piura (1)
     4.19        Amendment to Option Agreement with Hugo Arturo Bosque (2)
     4.20        Amendment to Purchase Agreement with Victor Ronchietto (2)
     4.21        Option Agreement with Dionisio Ramos (2)
     4.22        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation (2)
     4.23        Amendment to consulting Agreement between IMA Exploration Inc. and Nikolaos Cacos(3)
     4.24        Agreement between the Company and Sean Hurd dated June 2, 2002 (3)
     4.25        Option Agreement between Nestor Arturo and IMA S.A. (3)
     4.26        Amendment to Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo
                 Sanchez and Antonio Monteleone (3)
     4.27        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (3)


   EXHIBIT
    NUMBER       EXHIBIT

     4.28        Option Agreement with Rio Tinto Mining and Exploration Limited (4)
     4.29        Amendment to Exploration and Option Agreement with Barrick Exploraciones
                 Argentina S.A. (4)
     4.30        Consulting Agreement between the Company and Lindsay Bottomer dated April 1,2002(4)
     4.31        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. (4)
     4.32        Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones
                 S.R.L. (4)
     4.33        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (4)
     4.34        Amendment to Option Agreement between Nestor Arturo and IMA S.A. (4)
     4.35        Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. (4)
     4.36        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. (5)
     4.37        Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones
                 S.R.L. (5)
     4.38        Amendment to Option Agreement between Nestor Arturo and IMA S.A. (5)
     4.39        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura (5)
     4.40        Short Form Offering Document (5)
     4.41        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation (5)
     4.43        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. (5)
     4.44        Amendment to Agreement between the Company and Sean Hurd (5)
     4.45        Amendment to Exploration and Option Agreement with Barrick Exploraciones
                 Argentina S.A. dated March 26, 2003. (6)
     4.46        Letter of Intent dated March 6, 2003 with Amera Resources Corporation (6)
     4.47        Letter Agreement with Amera Resources Corporation re: reimbursement of office expenses (6)
     4.48        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura dated December 23, 2002 (6)
     4.49        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. dated July 10, 2002 (6)
     4.50        Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio
                 Lirio representing Lir-Fer Construcciones S.R.L. dated December 27, 2002 (6)


   EXHIBIT
    NUMBER       EXHIBIT

     4.51        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation dated July 15, 2002 (6)
     4.52        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. dated June 14, 2002 (6)
     4.53        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. dated October 3, 2002 (6)
     4.54        Amendment to Agreement between the Company and Sean Hurd dated June 10, 2002 (6)
     4.55        Amendment to Consulting Services Agreement Between Oxbow International Marketing
                 Corp. and IMA Resource Corporation dated April 17, 2003 (6)
     4.56        Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp. and Golden
                 Arrow Resources Corporation dated May 14, 2004 (7)
     4.57        Amendment to consulting Agreement with Nikolaos Cacos dated January 5, 2004(8)
     4.58        Amendment to Agreement with Sean Hurd dated January 5, 2004(8)
     4.59        Financial Advisory Services Agreement with Endeavour Financial Ltd. (8)
     4.60        Agreement between the Company and Amera Resources Corporation dated March 6, 2003 relating to the Lago Pico, Loma Alta and Nueva Ruta properties(8)
     4.61        Amendment to Letter of Intent with Amera Resources Corporation dated September 30, 2003(8)
     4.62        Amendment to Letter of Intent with Amera Resources Corporation dated April 8,2004(8)
     4.63        Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease(8)
     4.64        Option Agreement dated September 22, 2003, between the Company and Cloudbreak
                 Resources Ltd.(8)
     4.65        Option Agreement dated August 12, 2003 between the Company and Consolidated
                 Pacific Bay Minerals Ltd.(8)
     4.66        Option agreement dated June 11, 2003, between the Company and Ballad Gold &
                 Silver Ltd. (formerly Ballad Ventures Ltd.)(8)
     4.67        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado
                 Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don
                 Alberto JJ de Piura  dated  August  15,  2003.(8)
     4.68        Letter Agreement  with  Arthur Lang dated April 23,  2004(8)
     4.69        Administration Services Agreement dated January 1, 2005
     4.70        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration
                 Inc. dated April 1, 2005
     4.71        Indemnity Agreement provided to Golden Arrow Resources Corporation
     4.72        Arrangement Agreement by and among the Company, Golden Arrow Resources
                 Corporation and IMA Holdings Corp. dated May 14, 2004
     4.73        Auditor Consent Letter
     4.74        Audit Committee Charter



   EXHIBIT
    NUMBER       EXHIBIT

      8.1        List of Subsidiaries(8)
     12.1        Certification of Joseph Grosso Pursuant to Rule 13a-14(a)
     12.2        Certification of Arthur Lang Pursuant to Rule 13a-14(a)
     13.1        Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350
     13.2        Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350


     (1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 0-30464.
     (2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 0-30464.
     (3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 0-30464.
     (4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 0-30464.
     (5) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 0-30464.
     (6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 16, 2003. File Number 0-30464.
     (7) Previously filed as with the Company's Report on Form 6-K filed June 18, 2004. File Number 0-30464.
     (8) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 23, 2004. File Number 0-30464.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                  IMA EXPLORATION INC.
                  (Registrant)

                  /s/ Arthur Lang
                  -------------------------------------------------
                  Arthur Lang, Chief Financial Officer and Director

                  Date:  May 5, 2005
                         -------------------------------------------

--------------------------------------------------------------------------------


                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2004, 2003 AND 2002

                         (Expressed in Canadian Dollars)


--------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ Joseph Grosso                               /s/ Art Lang

Joseph Grosso                                   Art Lang
President                                       Chief Financial Officer


April 21, 2005

INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
April 21, 2005



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change described in note 3 to the financial statements. Our report to the shareholders dated April 21, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
April 21, 2005

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS
Cash and cash equivalents                             5,227,354       4,422,334
Amounts receivable and prepaids                         162,802         174,938
Marketable securities (Note 4)                          186,000               -
Spin-off assets transferred (Notes 2 and 4)                   -         568,199
                                                   ------------    ------------
                                                      5,576,156       5,165,471

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)            94,102          36,186

MINERAL PROPERTIES AND
     DEFERRED COSTS (Notes 2, 3 and 9)                6,551,598       1,469,026

SPIN-OFF ASSETS TRANSFERRED (Note 2)                          -       6,749,193
                                                   ------------    ------------
                                                     12,221,856      13,419,876
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                523,378         418,234
                                                   ------------    ------------
FUTURE INCOME TAX LIABILITIES (Note 9)                  885,093         251,180

SPIN-OFF LIABILITIES TRANSFERED (Note 2)                      -       1,079,112
                                                   ------------    ------------
                                                      1,408,471       1,748,526
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               36,982,307      27,707,597

CONTRIBUTED SURPLUS (Note 7)                          3,428,382       1,541,116

DEFICIT                                             (29,597,304)    (17,577,363)
                                                   ------------    ------------
                                                     10,813,385      11,671,350
                                                   ------------    ------------
                                                     12,221,856      13,419,876
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)
CONTINGENCY (Note 6)
COMMITMENTS (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD

/s/ David Horton , Director
-----------------
/s/ R.S. Angus   , Director
-----------------

        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2004            2003            2002
                                                                         $               $               $

EXPENSES

Administrative and management services                                  240,084         119,921          51,556
Bank charges and interest                                                10,318          10,319          10,492
Corporate development and investor relations                            290,680         173,693          57,368
Depreciation                                                             26,665          13,257           5,239
General exploration                                                     228,961         226,956         180,321
Office and sundry                                                        70,695          28,542           8,011
Printing                                                                 27,307          22,844           5,131
Professional fees                                                       894,780         198,876          39,759
Rent, parking and storage                                                90,629          35,552          16,625
Salaries and employee benefits                                          313,409          98,202          45,099
Stock based compensation (Note 7)                                     1,972,860       1,487,235          29,506
Telephone and utilities                                                  34,165          18,681           7,906
Transfer agent and regulatory fees                                       57,743          34,078          35,831
Travel and accommodation                                                203,591          52,175          18,516
Cost recoveries (Note 8)                                               (149,271)        (17,290)         (1,380)
                                                                   ------------    ------------    ------------
                                                                      4,312,616       2,503,041         509,980
                                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                              (4,312,616)     (2,503,041)       (509,980)
                                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                        195,285          12,763           1,936
Reorganization costs (Note 2)                                           346,103               -
Interest and other income                                              (101,589)        (66,561)        (26,585)
Gain on options and disposition of mineral properties                  (328,346)              -               -
Write-down of marketable securities                                      99,762               -               -
                                                                   ------------    ------------    ------------
                                                                        211,215         (53,798)        (24,649)
                                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                                      (4,523,831)     (2,449,243)       (485,331)

Loss allocated to spin-off assets (Note 2)                              131,232         969,175         954,775
                                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                                    (4,655,063)     (3,418,418)     (1,440,106)

DEFICIT - BEGINNING OF YEAR                                         (17,577,363)    (14,158,945)    (12,718,839)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF
   ASSETS TO GOLDENARROW (Note 2)                                    (7,364,878)              -               -
                                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                               (29,597,304)    (17,577,363)    (14,158,945)
                                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE
   FROM CONTINUNG OPERATIONS                                             $(0.11)         $(0.08)         $(0.02)
                                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                                  $(0.11)         $(0.11)         $(0.06)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDI   G                                       40,939,580      32,251,753      23,188,485
                                                                   ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2004            2003            2002
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (4,655,063)     (3,418,418)     (1,440,106)
Net loss allocated to spin-off assets                                   131,232         969,175         954,775
                                                                   ------------    ------------    ------------
Net loss from continuing operations                                  (4,523,831)     (2,449,243)       (485,331)
Items not affecting cash
Depreciation                                                             26,665          13,257           5,239
Stock based compensation                                              1,972,860       1,487,235          29,506
Gain on options and disposition of mineral properties                  (328,346)              -               -
Write-down of marketable securities                                      99,762               -               -
                                                                   ------------    ------------    ------------
                                                                     (2,752,890)       (948,751)       (450,586)
Change in non-cash working capital balances                              74,785         182,698         (17,137)
                                                                   ------------    ------------    ------------
                                                                     (2,678,105)       (766,053)       (467,723)
Cash used in spin-off operations                                       (283,629)       (653,496)       (838,488)
                                                                   ------------    ------------    ------------
                                                                     (2,961,734)     (1,419,549)     (1,306,211)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs                (4,448,659)     (1,069,228)         (5,090)
Net mineral properties and marketable securities
     cash flow related to spin-off assets                                32,592        (781,533)     (1,261,465)
Purchase of equipment                                                   (93,650)        (21,875)        (11,201)
                                                                   ------------    ------------    ------------
                                                                     (4,509,717)     (1,872,636)     (1,277,756)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             9,707,897       6,467,245       3,453,382
Share issuance costs                                                   (411,237)       (188,850)       (189,056)
                                                                   ------------    ------------    ------------
                                                                      9,296,660       6,278,395       3,264,326
                                                                   ------------    ------------    ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                 1,825,209       2,986,210         680,359

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)                            (1,020,189)              -               -
                                                                   ------------    ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                               805,020       2,986,210         680,359

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                         4,422,334       1,436,124         755,765
                                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               5,227,354       4,422,334       1,436,124
                                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

CASH                                                                    927,354       1,622,334         631,255
TERM DEPOSITS                                                         4,300,000       2,800,000         804,869
                                                                   ------------    ------------    ------------
                                                                      5,227,354       4,422,334       1,436,124
                                                                   ============    ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                         SUBTOTAL       RELATED
                                     NAVIDAD           AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                        $                $               $               $               $               $

Balance, beginning of year            1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                  -------------    ------------    ------------    ------------    ------------    ------------
Expenditures during the year

Assays                                  567,364               -               -         567,364           1,702         569,066
Contractors - surveying                 994,912           2,949               -         997,861           2,339       1,000,200
Contractors - environmental             252,201               -               -         252,201          65,166         317,367
Drilling                              1,663,984               -               -       1,663,984               -       1,663,984
Communications                           13,729               -               -          13,729               -          13,729
Supplies                                147,422             529               -         147,951               -         147,951
Statutory fees and taxes                  2,094          19,129               -          21,223               -          21,223
Travel                                   51,583               -               -          51,583               -          51,583
Office                                  170,780           3,657               -         174,437          11,753         186,190
Other                                         -               -               -               -          37,045          37,045
Option payments                          19,595          70,252               -          89,847          12,048         101,895
IVA Tax                                       -               -         468,479         468,479               -         468,479
                                  -------------    ------------    ------------    ------------    ------------    ------------
                                      3,883,664          96,516         468,479       4,448,659         130,053       4,578,712
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, before transfer              5,137,055         112,694         667,936       5,917,685       6,874,960      12,792,645

Future income tax (Note 9)              633,913               -               -         633,913               -         633,913

Property transfer to Golden Arrow             -               -               -               -      (6,874,960)     (6,874,960)
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  5,770,968         112,694         667,936       6,551,598               -       6,551,598
                                  =============    ============    ============    ============    ============    ============








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




                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                         SUBTOTAL       RELATED
                                     NAVIDAD           AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                        $                $               $               $               $               $

Balance, beginning of year                5,090               -         143,528         148,618       6,707,184       6,855,802
                                  -------------    ------------    ------------    ------------    ------------    ------------

Expenditures during the year

Assays                                   62,232               -               -          62,232          36,911          99,143
Contractors - surveying                 113,518               -               -         113,518          19,751         133,269
Contractors - environmental              40,664               -               -          40,664         105,145         145,809
Drilling                                222,259               -               -         222,259         191,923         414,182
Geological                              467,569               -               -         467,569         245,659         713,228
Statutory fees and taxes                  2,900          16,178               -          19,078         132,963         152,041
Travel                                   37,369               -               -          37,369          48,824          86,193
Office                                   10,791               -               -          10,791         147,065         157,856
Other                                    39,819               -               -          39,819          37,651          77,470
Option payments                               -               -               -               -         147,348         147,348
IVA Tax                                       -               -          55,929          55,929               -          55,929
                                  -------------    ------------    ------------    ------------    ------------    ------------
                                        997,121          16,178          55,929       1,069,228       1,113,240       2,182,468
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, before adjustments           1,002,211          16,178         199,457       1,217,846       7,820,424       9,038,270

Future income tax (Note 9)              251,180               -               -         251,180          71,037         322,217

Cost recoveries                               -               -               -               -        (346,947)       (346,947)

Write-off mineral properties                  -               -               -               -        (776,626)       (776,626)

Proceeds on sale of mineral
   properties                                 -               -               -               -         (22,981)        (22,981)
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                  =============    ============    ============    ============    ============    ============












        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.


2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad Property, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii) certain marketable securities at their recorded values; iv) cash and cash equivalents

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow is as follows:
                                                                   DECEMBER 31,
                                                       2004            2003
                                                         $               $

         Cash and cash equivalents                    1,020,189          31,908

         Marketable securities and other current
            assets and liabilities                      548,841         536,291

         Mineral properties and deferred cost
            and equipment                             6,874,960       6,749,193

         Future income tax liabilities               (1,079,112)     (1,079,112)
                                                   ------------    ------------
                                                      7,364,878       6,238,280
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SPIN-OFF OF ASSETS (continued)

         The Company's Statement of Loss and Deficit includes an allocation of General and Administrative Expenses as Loss allocated to spin-off assets. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of mineral properties and deferred cost carrying values. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries, all of which are wholly owned. The Company's principal subsidiary is Inversiones Mineras Argentinas S.A.. All inter-company transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost or market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered the balance of the payments are recorded as a gain on option or disposition of mineral property.

         EQUIPMENT

         Equipment, which comprises leasehold improvements and office furniture and equipment, is recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded initially at fair value as a liability with a corresponding increase to the carrying amount of the related long-lived asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. As at December 31, 2004, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2004, the market value of marketable securities was $270,000 (2003 - $1,032,546).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

         STOCK BASED COMPENSATION

         Effective January 1, 2003, the Company prospectively adopted the requirements of CICA Handbook Section 3870. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         COMPARATIVE FIGURES

         Certain of the 2003 and 2002 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2004.


4.       MARKETABLE SECURITIES

                                                                               2004                            2003
                                                                   ----------------------------    ----------------------------
                                                                                      QUOTED                          QUOTED
                                                                     RECORDED         MARKET         RECORDED         MARKET
                                                                      VALUE           VALUE           VALUE           VALUE
                                                                         $               $               $               $
                                                                   ----------------------------    ----------------------------

         Tinka Resources - 300,000 common shares                         96,000         180,000               -               -
         Cons Pacific Bay Minerals - 900,000 common shares               90,000          90,000               -               -
         Ballad Gold & Silver Ltd. - 500,000 common shares                    -               -         250,000         325,000
         Amera Resources Corp. - 600,000 common shares                        -               -         270,000         546,000
         Other                                                                -               -          23,460         161,546
                                                                   ------------    ------------    ------------    ------------
                                                                        186,000         270,000         543,460       1,032,546
                                                                                                                   ============
         Less amounts allocated to spin-off assets transferred                -               -        (543,460)
                                                                   ------------    ------------    ------------
                                                                        186,000         270,000               -
                                                                   ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration. All securities associated with option and sale agreements for all properties, other than Navidad and Navidad area properties were transferred to Golden Arrow with a recorded value of $543,460 at December 31, 2003 (see Note 2).


5.       EQUIPMENT AND LEASHOLD IMPROVEMENTS

                                                       2004            2003
                                                   ------------    ------------
                                                         $               $

         Office equipment and computers                 231,724         179,425
         Leasehold improvements                          96,634          62,812
                                                   ------------    ------------
                                                        328,358         242,237
         Less: Accumulated depreciation                (234,256)       (206,051)
                                                   ------------    ------------
                                                         94,102          36,186
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       CONTINGENCY

         In March 2004, Aquiline Resources Inc. ("Aquiline") commenced an action against the Company, seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.


7.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value
                      - 100,000,000 preferred shares without par value

         Issued - common shares
                                                      NUMBER             $
                                                   ------------    ------------

         Balance, December 31, 2001                  18,592,219      18,090,497

         Private placements                           5,703,026       2,552,870
         Exercise of options                            170,000          68,000
         Exercise of warrants                         2,085,361         837,512
         Less share issue costs                               -       (194,056)
                                                   ------------    ------------
         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -       (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597

         Private placements                           1,500,000       4,650,000
         Exercise of options                            441,650         597,910
         Exercise of agents' options                    121,820         184,838
         Contributed surplus reallocated
            on exercise of options                            -         226,630
         Exercise of warrants                         5,371,285       4,275,149
         Proceeds collected and paid on behalf
            of Golden Arrow shares                            -       (107,544)
         Less share issue costs                               -       (552,273)
                                                   ------------    ------------
         Balance, December 31, 2004                  43,816,207      36,982,307
                                                   ============    ============

         (a) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000
                  compensation   options  were   exercised   subsequent  to  the
                  year-end.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       SHARE CAPITAL (continued)

         (b) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

         (c) During fiscal 2002, the Company completed the following private placements:

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

                v) In connection with the financing, the Company granted the agent an option to purchase 195,750 units on the same basis and terms as the private placement. The agent has exercised options to purchase 195,750 units, for $176,175 cash.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options vest over periods that vary from three months to one year. A summary of the Company's outstanding options at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       SHARE CAPITAL (continued)

                                   ----------------------------    ----------------------------    ----------------------------
                                               2004                            2003                            2002
                                   ----------------------------    ----------------------------    ----------------------------
                                     OPTIONS         WEIGHTED        OPTIONS         WEIGHTED        OPTIONS         WEIGHTED
                                   OUTSTANDING        AVERAGE      OUTSTANDING        AVERAGE      OUTSTANDING        AVERAGE
                                       AND           EXERCISE          AND           EXERCISE          AND           EXERCISE
                                   EXERCISABLE        PRICE        EXERCISABLE        PRICE        EXERCISABLE        PRICE
                                                        $                               $                               $
                                   ----------------------------    ----------------------------    ----------------------------

                  Balance,
                  Beginning of year   2,528,150        1.32           2,465,500        0.44           1,635,500        0.40

                  Granted             1,512,000        3.14           1,918,500        1.60           1,050,000        0.50
                  Exercised            (441,650)       1.14          (1,855,850)       0.44            (170,000)       0.40
                  Cancelled             (30,000)       3.10                   -           -             (50,000)       0.40
                                   ------------                    ------------                    ------------
                  Balance,
                  End of year         3,568,500        2.10           2,528,150        1.32           2,465,500        0.44
                                   ============                    ============                    ============


                  Stock options outstanding and exercisable at December 31, 2004 are as follows:

                  -------------------------------------------------------------
                     NUMBER            EXERCISE PRICE        EXPIRY DATE
                                              $
                  -------------------------------------------------------------
                      205,000                0.40            July 19, 2006
                      119,000                0.50            May 2, 2007
                      117,500                0.50            September 23, 2007
                       90,000                0.84            March 7, 2008
                      300,000                0.90            May 30, 2008
                    1,305,000                1.87            August 27, 2008
                    1,382,000                3.10            March 24, 2009
                       50,000                4.20            December 01, 2009
                   ----------
                    3,568,500
                   ==========

                  During fiscal 2004, the Company granted 1,512,000 stock options (2003 - 1,918,500: 2002 - 1,050,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2004            2003             2002

                  Risk-free interest rate      2.38%       3.76% - 4.16%     3.89% - 4.25%
                  Estimated volatility          77%          74% - 78 %        73% - 87%
                  Expected life              2.5 years       2.5 years         2.5 years
                  Expected dividend yield        0%              0%                0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $1.28 per share (2003 - $0.63, 2002 - $0.26). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       SHARE CAPITAL (continued)

                  During fiscal 2002, the Company granted 540,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $140,840 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

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


         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is as follows:

                                                       2004            2003            2002
                                                   ------------    ------------    ------------

                  Balance, beginning of year          6,042,448       9,511,550       6,588,967

                  Issued                                810,909       1,502,965       5,007,944
                  Exercised                          (5,371,285)     (4,969,066)     (2,085,361)
                  Cancelled                             (38,955)              -               -
                  Expired                               (21,100)         (3,001)              -
                                                   ------------    ------------    ------------
                  Balance, end of year                1,422,017       6,042,448       9,511,550
                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2004 are as follows:

                  -------------------------------------------------------------
                     NUMBER            EXERCISE PRICE        EXPIRY DATE
                                              $
                  -------------------------------------------------------------

                      663,667                0.90            March 16, 2005
                      758,350                3.70            February 23, 2005
                  -----------
                    1,422,017
                  ===========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



8.       RELATED PARTY TRANSACTIONS

         (a) During fiscal 2004, the Company paid $476,226 (2003 - $330,600; 2002 - $136,276) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (b) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. During fiscal 2004, the Company paid $74,870 (2003 - $60,924; 2002 - $60,924) for rent.

         (c) The Company shares its office facilities with Amera Resources Corporation "Amera" and Golden Arrow. All three companies are public companies with common management. During fiscal 2004, the Company received $66,390 (2003 - $35,110; 2002 - $6,000)
                  from Amera and $57,000 (2003 and 2002 - $Nil) from Golden Arrow for shared rent and administration costs.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2004, the amount under the agreement would be $969,000.

         (e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:


                                                       2004            2003            2002
                                                         $               $               $

         Statutory tax rate                              35.62%          37.62%          39.62%
                                                   ============    ============    ============

         Loss for the year                           (4,655,063)     (3,418,418)    (1,440,106)
                                                   ============    ============    ============

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincial income tax rates       (1,658,133)     (1,286,009)       (570,570)

         Differences in foreign tax rates              (114,390)       (383,116)         (4,234)

         Losses for which an income tax benefit
            has not been recognized                   1,722,523       1,669,125         574,804
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2004            2003
                                                         $               $

         Future income tax assets
            Financing costs                             192,369         116,985
            Operating loss carryforward               3,594,455       4,051,130
                                                   ------------    ------------
                                                      3,786,824       4,168,115
         Valuation allowance for future tax assets   (3,786,824)     (4,168,115)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Future Income Tax Liabilities

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2004, the Company recorded a future income tax liability of $633,913 (2003 - $251,180) and a corresponding adjustment to mineral properties.

                                                       2004            2003
                                                         $               $

         Future income tax liabilities                  885,093         251,180
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $9,998,489 that may be available for tax purposes. The losses expire as follows:


                        EXPIRY DATE                      $

                            2005                      1,173,356
                            2006                      1,255,915
                            2007                      1,261,932
                            2008                        841,160
                            2009                      1,317,729
                            2010                      1,545,964
                            2014                      2,602,433
                                                   ------------
                                                      9,998,489
                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2004, 2003 and 2002.

         The Company's total assets are segmented geographically as follows:

                                                   ------------------------------------------------------------
                                                                               2004
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $
                                                   ------------------------------------------------------------

         Current assets                               5,438,079         138,077               -      5,576,156
         Equipment                                       93,177             925               -         94,102
         Mineral properties and deferred costs                -       6,551,598               -      6,551,598
                                                   ------------    ------------    ------------    ------------
                                                      5,531,256       6,690,600               -     12,221,856
                                                   ============    ============    ============    ============

                                                   ------------------------------------------------------------
                                                                               2003
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $
                                                   ------------------------------------------------------------

         Current assets                               5,075,092          65,637          24,742       5,165,471
         Equipment                                       28,974           7,032           4,466          40,472
         Mineral properties and deferred costs                -       4,406,421       3,807,512       8,213,933
                                                   ------------    ------------    ------------    ------------
                                                      5,104,066       4,479,090       3,836,720      13,419,876
                                                   ============    ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



11.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                   --------------------------------------------
                                                                       2004            2003            2002
                                                                         $               $               $
                                                                   --------------------------------------------

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (4,655,063)     (3,418,418)     (1,440,106)
         Mineral properties and deferred costs for the year (i)      (5,212,625)     (2,134,757)     (1,551,841)
         Future income tax recovery (i)                                 633,913         322,217         285,286
         Write down of marketable securities                             99,762               -               -
         Mineral properties and deferred costs written off                    -
              during the year which would have been
              expensed in the year incurred (i)                                         776,626               -
         Stock-based compensation (iii)                                       -        (144,000)       (102,150)
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (9,134,013)     (4,598,332)     (2,808,811)
         Unrealized gains (losses) on available-for-
              sale securities (ii)                                     (387,160)        434,346          54,740
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                     (9,521,173)     (4,163,986)     (2,754,071)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.22)          (0.14)          (0.12)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        40,939,580      32,251,753      23,188,485
                                                                   ============    ============    ============

                                                                   ----------------------------
                                                                       2004             2003
                                                                         $                $
                                                                   ----------------------------

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   10,813,385      11,671,350
         Mineral properties and deferred costs expensed (i)          (6,551,598)     (8,213,933)
         Future income tax recovery (i)                                 885,093       1,330,292
         Accumulated other comprehensive income (ii)                     84,000         489,086
                                                                   ------------    ------------
         Balance per US GAAP                                          5,230,880       5,276,795
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
                                                   ----------------------------
                                                       2004            2003
                                                         $               $
                                                   ----------------------------

         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                    6,551,598       8,213,933
         Mineral properties and deferred costs
              expensed under US GAAP (i)             (6,551,598)     (8,213,933)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============

                                                   ----------------------------
                                                       2004            2003
                                                         $               $
                                                   ----------------------------

         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                      885,093       1,330,292
         Future income tax recovery (i)                (885,093)     (1,330,292)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============


                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $
                                                   --------------------------------------------

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                 (2,961,734)     (1,419,549)     (1,306,211)
         Mineral properties and deferred costs (i)   (4,578,712)     (1,850,761)     (1,266,555)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                       (7,540,446)     (3,270,310)     (2,572,766)
                                                   ============    ============    ============

         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                 (4,509,717)     (1,872,636)     (1,277,756)
         Mineral properties and deferred costs (i)    4,578,712       1,850,761       1,266,555
                                                   ------------    ------------    ------------
         Cash used per US GAAP                           68,995         (21,875)        (11,201)
                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral properties as incurred and in addition has a related future income tax recovery. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

         ii)      Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders'equity until realized or until an other than temporary impairment in value occurs.

         iii)     Accounting for Stock-Based Compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" until December 31, 2003.Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense, will be recognized.

                  During fiscal 2004, for US GAAP purposes, the Company has adopted the fair based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly, effective January 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       Spin-Off of Assets to Golden Arrow

                  Under Canadian GAAP a spin-off of assets is accounted for and disclosed in accordance with CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Under US GAAP, such a spin-off would be accounted for and disclosed as a dividend in kind and would not require separate carve-out of results in the statements of operations and cash flows nor separate balance sheet classification.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         vi)      Recent Accounting Pronouncements

                  Consolidation of Variable Interest Entities

                  In January 2003, the Financial Accounting Standards Board or "FASB" issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46 R") which supersedes FIN 46 and is effective for all Variable Interest Entities ("VIEs") created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46 R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

                  In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities" which is effective for interim and annual periods beginning on or after November 1, 2004. ACG-15 harmonizes the accounting treatment for variable interest entities with the US GAAP treatment under FIN 46R.

                  Exchanges of Non-Monetary Assets

                  In December 2004, the FASB issued Statement No. 153 ("SFAS 153") "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29, "Accounting for Non-monetary Transactions", which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date for U.S. GAAP purposes.

                  Whether Mineral Rights are Tangible or Intangible Assets

                  Effective for reporting periods beginning after April 29, 2004, the EITF released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with the Issue in the future as required.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Mining Assets:  Impairment and Business Combinations

                  Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets:
                  Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

                  An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

                  The Company will comply with this Issue for any future business combinations and impairment reviews.

                  Financial Instruments

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                  Hedge Accounting

                  New Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

                  The Company does not currently have any hedging relationships.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Comprehensive Income

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.



12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                   --------------------------------------------
                                                                       2004            2003            2002
                                                                         $               $               $
                                                                   --------------------------------------------

         Investing activities

         Proceeds on disposition of mineral properties                 (252,000)       (272,982)              -
         Acquisition of marketable securities                           252,000         272,982               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============
         Financing activities

         Finder's fees payable                                                -               -          (5,000)
         Shares issued for payment of finder's fees                           -               -           5,000
         Shares issued on exercise of options                           204,070          74,379               -
         Contributed surplus                                           (204,070)        (74,379)              -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



13.      SUBSEQUENT EVENTS

         a)       Subsequent to December 31, 2004, the Company:

                  (i) granted 900,000 stock options for $4.16 per share to its directors, employees and consultants for a period of five years; and

                  (ii) issued 1,663,517 common shares for $4,267,345 on the exercises of stock options and warrants.

         b) Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. As of April 21, 2005, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. It is anticipated that the formal agreement will have an effective date of January 1, 2005. The Grosso Group is a private company which will be owned by the Company, Golden Arrow, Amera and Gold Point Exploration Ltd., each of which will own one share. The Grosso Group will provide its shareholder companies with geological, corporate development, administrative and management services.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2004



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of April 21, 2005, should be read in conjunction with the Company's consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. A Phase I drilling program commenced in November 2003 and continued into March 2004. Phase II commenced in May 2004 and was completed in September 2004. Phase III commenced in November 2004 and is ongoing. These drilling programs have returned excellent results. In March 2005 the Company engaged the services of Augusto Baertl of Lima Peru to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. The Company expects that, with Mr. Baertl's assistance, a pre-feasibility study will be undertaken as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgement.

PROPERTIES UPDATE

All mineral properties held by the Company, with the exception of the Navidad property and the Navidad area properties discussed below, were transferred to Golden Arrow in July 2004 on completion of the Company's reorganization.

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drilling program commenced in November, 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was commenced. A Phase III drilling program commenced in November 2004 and, other than a break for Christmas, drilling continued to March 7, 2005. Subsequently the Company has announced that the Phase III program budget has been increased to include an additional 10,000 metres of drilling and drilling will resume in mid April 2005. In addition to its active exploration program, the Company has an ongoing program of environmental baseline data collection in the project area.

On May 25, 2004 the Company announced results of a resource estimation carried out for the Galena Hill deposit and portions of the adjacent connector zone by Snowden Mining Consultants Inc. The resource estimation for the Galena Hill deposit, the first systematically drilled target on the Navidad property, outlined an Indicated Resource of 207 million ounces of silver and 1.1 million tonnes of lead at a 50 g/t silver equivalent cut-off grade (63.6 M tonnes at 101 g/t Silver and 1.76% lead). This resource includes a higher-grade core containing117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade (13.2 M tonnes at 277 g/t silver and 3.76% lead). Inferred Resources at Galena Hill total 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade (16.9 M tonnes at 67 g/t silver and 0.3% lead).

Subsequent to the Phase II drill program, on December 1, 2004, the Company announced the results of an updated resource estimate by Snowden Mining Industry Consultants Inc. including the Navidad Hill and Connector Zone deposits. This increased the overall project Indicated Resources by 61 million ounces of contained silver using a 50 g/t silver equivalent cut-off grade. Resources estimated to date on the project are presented in the table below.

--------------------------------------------------------------------------------
                                                           CONTAINED   CONTAINED
                     TONNES    SILVER    SILVER    LEAD     SILVER        LEAD
                       (m)     (g/t)     (oz/t)    (%)     (million     (1,000
                                                            ounces)      tonnes)
--------------------------------------------------------------------------------

GALENA HILL
   Indicated          63.6      101       2.95     1.76       207        1,118
   Inferred            5.8       43       1.26     0.56         8           33
--------------------------------------------------------------------------------
NAVIDAD HILL
   Indicated          15.2      115       3.36     0.35        56           52
   Inferred            3.4       97       2.83     0.74        11           25
--------------------------------------------------------------------------------
CONNECTOR ZONE
   Indicated           2.1       74       2.16     0.27         5            6
   Inferred            6.5      100       2.92     0.20        21           13
--------------------------------------------------------------------------------
PROJECT TOTAL
 RESOURCES
   Indicated          80.8      103       3.01     1.45       268        1,176
   Inferred           15.7       78       2.28     0.45        39           71
--------------------------------------------------------------------------------
*  Estimated using a 50 g/t silver equivalent cut-off grade

Detailed review of the geological interpretation and block model shows that the Navidad Hill deposit and the Connector Zone remain open and insufficiently drill tested in several areas. The Phase III drill program currently underway will more fully test the boundaries of the Navidad Hill zone, with the intent to increase the Indicated Resource at Navidad Hill and the Connector Zone.

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling to date has comprised 9,526.2 metres in 54 holes for a project total of 27,982.3 metres in 174 holes. Results from the Phase III drilling have been described in news releases dated January 13, March 4 and March 22, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill area and expansion and infill drilling on the Navidad Hill and Connector Zone areas.

Galena Hill

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t AgEq cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes have been completed to date to delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in Drill Hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6m of 703.0 g/t silver, in Drill Hole 22.

Navidad Hill

A total of 53 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from Drill Hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill Hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of Drill Holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in Drill Hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per ton) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per ton) in Drill Hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per ton) in Drill Hole 112.

Phase III drilling in the area of Drill Hole 90 included Drill Holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, Drill Holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted by the Snowden resource block model. Drill Holes 157 to 161 were collared along the southern boundary of the known resource at Navidad Hill and demonstrate that mineralization continues beyond the limits of the Indicated portion of current resource estimation.

Connector Zone

At the Connector Zone 24 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (Drill Holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (Drill Hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern Connector Zone (Drill Holes 32, 86, 87, 108, 131, 153, 154, 155. and 156), the controls on mineralization and the stratigraphic correlations are less clear. Drill Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156) has intersected silver mineralization over long intervals outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in Drill Hole 153 and 28.8m of 148 g/t silver in Drill Hole 154; both intercepts start at surface. Mineralization in Drill Holes 153 and 154 is open to expansion to the north and northwest. Both step-out and infill drilling is required in this area and an updated resource estimate will be undertaken when this is completed.

Calcite Hill

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. Drill Holes 88 was located approximately 400 metres west of the nearest holes on Navidad Hill. The major Calcite Hill silver-lead soil anomaly is located a further 340 metres to the northwest of Drill Hole 88. The mineralization in NV04-88 comprises galena, calcite and barite with minor amounts of native silver and argentinte-acanthite (native silver had not been observed in any of the drill core from the Navidad Project prior to Drill Hole 88).

Phase III drilling has now defined a mineralized zone approximately 275 metres long by 100 metres wide by 50 to 120 metres deep at Calcite Hill. Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in Drill Hole 124; 196.1 metres of 113 g/t silver in Drill Hole 126; 123.6 metres of 139 g/t silver in Drill Hole 138; 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in Drill Hole 143; 83.0 metres of 209 g/t silver in Drill Hole 148; and 80.2 metres of 246 g/t silver including 25.3m of 476 g/t silver in Drill Hole 151.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. The Calcite Hill soil anomaly extends for 1.4 km to the northwest of current drilling. A resource estimate has not yet been done for Calcite Hill.

Esperanza Trend

A total of 10 drill holes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in Drill Hole 62 and 2.6 metres of 513 grams per tonne silver in Drill Hole 79. Interestingly, Drill Hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Drill Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including 4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, Drill Hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also
6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

Barite Hill

A total of 8 holes were completed at Barite Hill in Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from Drill Hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

Loma de la Plata

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1:          40.1 metres of 740 g/t silver
                  Line LP-3:          42.9 metres of 684 g/t silver
                  Line LP-4:         135.9 metres of 159 g/t silver
                  Line LP-7:          48.5 metres of 315 g/t silver
                  Line LP-2:         103.3 metres of 290 g/t silver
                  Line LP-9:          49.5 metres of 410 g/t silver
                  Line LP-10:         56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver. Preliminary geological assessment indicates that the zone is hosted by a similar sequence of volcanic and sedimentary rocks, in a similar stratigraphic position, to those that host the Galena Hill deposit. The possibility of leaching, or alternatively concentration, of silver values at or near surface cannot be determined from the data available and drilling will be required to constrain this. No drilling has been carried out on the Loma de la Plata zone to date.

Sector Zeta

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres. Highlights of the Sector Zeta results include:

               Line Z-5:       8.0 metres of 105 g/t Silver and 1.14% Copper
               Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. The Company's geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization. The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

Argenta Trend

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The newly named "Argenta Trend" includes Sector Zeta and Loma de la Plata and extends approximately six kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

A total of 1,366 new soil samples (including blanks and duplicates) were collected at 50 metre intervals on lines spaced 200 metres apart and cover an area of over 1,300 hectares to the south of the previous grid. The Argenta Trend is highlighted by anomalous silver, lead and zinc values with subordinate and sporadic anomalous copper. Prospecting and geological mapping along the Argenta Trend has found several new zones of silver-lead, lead-silver, and silver-copper mineralization. Results have been reported for 32 rock chip and grab samples which range from below detection to high-grade silver, lead, and copper.

Highlights include eight samples containing over 100 g/t silver (up to 290 g/t silver), ten samples with over 10% lead (up to 29.7% lead), and two samples with over 1% copper (up to 1.42%).

NAVIDAD AREA PROPERTIES

The Company has 18 exploration properties in Chubut Province in addition to Navidad, several of which are the subject of joint venture agreements.

Regalo

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from the Company, has identified highly anomalous gold in soils and silt samples over a large area. In Pacific Bay's January 12, 2005 news release, they report that in one zone, "Yastekt South", the strong gold anomalies are consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. Pacific Bay is exploring the property for epithermal gold deposits and is planning to carry out a trenching program on the property in the near future.

Other parties to the joint venture agreements in the Navidad area have agreed not to seek TSXV approval for the agreements until certain legal and political uncertainties can be resolved. Accordingly the Company did not complete the terms of the agreements in 2004.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                        ---------------------------------------

                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2004          2003           2002
                                             $             $             $
                                        ---------------------------------------

Total Assets                             12,221,856    13,419,876     8,636,895

Long Term Financial Liabilities                 Nil           Nil           Nil

Total Revenues                                  Nil           Nil           Nil

General and Administrative Expenses       4,312,616     2,503,041       509,980

Loss from Continuing Operations          (4,523,831)   (2,449,243)     (485,331)

Loss per Common Share from
     Continuing Operations                    (0.11)        (0.08)        (0.02)

Loss allocated to Spin-Off Assets          (131,232)     (969,175)     (954,775)

Net Loss                                 (4,655,063)   (3,418,418)   (1,440,106)

Net Loss per Common Share Basic
     and Diluted                              (0.11)        (0.11)        (0.06)
                                        ---------------------------------------

Total assets decreased $1,198,021 from December 31, 2004 and 2003 as a result of the transfer of assets to Golden Arrow offset by corresponding increases in the Company's cash balance and in the Navidad property carrying value. The increase between 2003 and 2002 was a result of the increase in the Company's cash balance and property additions. General and adminstrative expenses have increased due to the increases in the activity level related to continued exploration at the Navidad project and the necessary support required.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                       ----------------------------------------------------    ----------------------------------------------------
                                             2004                                                    2003
                       ----------------------------------------------------    ----------------------------------------------------
                          DEC. 31       SEP. 3        JUN. 30       MAR. 31       DEC. 31       SEP. 30       JUN. 30       MAR. 31
                              $             $            $             $            $             $             $             $
                       ----------------------------------------------------    ----------------------------------------------------

Revenues                      Nil           Nil           Nil           Nil           Nil           Nil           Nil           Nil

Loss from Continuing
   Operations          (1,164,504)     (492,562)     (466,021)   (2,400,744)   (1,436,078)     (586,158)     (243,728)     (183,279)

Loss per Common Share
   from Continuing
   Operations               (0.03)        (0.01)        (0.01)        (0.06)        (0.04)        (0.02)        (0.01)        (0.01)

Income (Loss)
   Allocated to
   Spin-off Assets            Nil          (Nil)     (355,252)      224,020      (702,420)       22,656      (163,658)     (125,753)

Net Loss               (1,164,955)     (492,562)     (821,273)   (2,176,273)   (2,138,498)     (563,502)     (407,386)     (309,032)

Net Loss per Common
   Share Basic
   and Diluted              (0.02)        (0.01)        (0.02)        (0.06)        (0.07)        (0.02)        (0.01)        (0.01)
                       ----------------------------------------------------    ----------------------------------------------------

In the quarter ended December 31, 2004 the Company recorded stock-based compensation of $101,150 compared to $1,141,415 in the comparable 2003 period. Legal costs were substantially greater in the current period compared to the previous year.

SUMMARY OF FINANCIAL RESULTS

The Company reported a consolidated loss of $4,655,063 ($0.11 per share) in 2004, an increase of $1,236,645 from the loss of $3,418,418 ($0.11 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $1,148,400 can be attributed to operating expenses and $88,245 to other expense items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow are described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. The following discussion of the 2004 expenses compared to the 2003 expenses is based on expenses as originally reported.

RESULTS OF OPERATIONS

The Company's 2004 operating expenses were $4,312,616 an increase of $1,148,400 from the $3,164,216 originally reported for 2003. $661,175 of the 2003 operating expense has been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. In 2004 $131,232 was allocated to the Loss from Spin-Off Assets compared to $969,175 in 2003. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense. In 2004 expenses increased as a result of increased activity at the Navidad project and the support required at the corporate office.

Professional fees increased $597,017 to $894,780 in 2004, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. During 2004 the Company recorded a non-cash expense of $1,972,860 for stock based compensation for stock options granted to its employees and directors, an increase of $485,625 from 2003. Other notable changes in the operating expenses are: (i) Salaries increased $113,998 due to staff increases (in 2004 the Company had an average of seven people on its payroll compared to three in 2003); (ii) Travel increased $97,641due to travel to conferences as well as to South America; (iii) Cost recoveries (for shared administrative costs and rent) from Amera Resources Corporation and Golden Arrow increased by $114,161; (iv) Corporate development and investor relations decreased $62,026, as 2003 was a more active year in which the Company developed investor awareness.

In 2004 the Company recorded a gain of $328,346 on the optioning of certain properties to other mining exploration companies (plus $433,960 of gains relating to the Spin-Off Assets) compared to $481,779 in total in 2003. In 2004 a write-down of $99,762 (2003 - $nil) for the carrying value of marketable securities was recognized. Reorganization costs of $346,103 were recorded in 2004. An expense of $195,285 for foreign exchange was recorded in 2004 compared to $25,916 in 2003. The foreign exchange adjustment is as a result of the continued strength of the Canadian dollar compared to the US dollar in which the majority of the inter-company transactions are denominated; when the inter-company accounts are eliminated the difference is charged to foreign exchange. The Company wrote down the value of its mineral properties and deferred costs by $776,626 in 2003. In 2004 there were no write offs of mineral properties and deferred costs. Interest and other income was $101,589 in 2004, an increase of $35,028 from 2003, primarily as a result of an increase of funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2004 was $5,227,354, an increase of $805,020 from December 31, 2003. Total assets decreased from $13,419,876 at December 31, 2003 to $12,221,856 at December 31, 2004. This decrease in assets resulted from the transfer of $7,364,878 net assets to Golden Arrow on the reorganization of the Company offset by the increases in cash balance and Navidad carrying value. During the year ended December 31, 2004 the Company completed a brokered private placement for 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs.

In addition during 2004, options and warrants were exercised which resulted in cash proceeds of $5,057,897 during the year. The Company paid $107,544 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization.

The Company has received $4,267,345 from the exercise of warrants and options from January 1 to April 21, 2005. As at April 21, 2005 the Company had working capital of approximately $6,500,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration and development work. The expanded work for Phase III of the Navidad project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. As of April 21, 2005, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. This is not expected to result in a significant change to the Company's costs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities in 2004 was $2,961,734, compared to cash outflow in 2003 of $1,419,549 as a result of increases in activities.

FINANCING ACTIVITIES

In 2004 the Company received $9,707,897 from the sale of common shares, less costs of $411,237 and $107,544 paid to Golden Arrow, compared to $6,467,245, less costs of $188,850, in 2003.

INVESTING ACTIVITIES

Investing activities required cash of $4,509,717 in 2004 (2003 - $1,872,636), these investing activities were for additions to the Navidad properties in Argentina and $93,650 (2003 - $21,875) for equipment.

RELATED PARTY TRANSACTIONS

During fiscal 2004, the Company paid $476,226 (2003 - $330,600; 2002 - $136,276)
to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. During fiscal 2004, the Company paid $74,870 (2003 - $60,924; 2002 - $60,924) for rent. The President of the
Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2004, the amount under the agreement would be $969,000.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

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

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2004 no impairment of long-lived assets was identified. In 2003 a write down of $776,626 was recorded to reflect Barrick's notice that they would not be exercising their option on either of certain properties and allocated to the Loss from Spin-Off Assets.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Metal Price Risk: The Company's portfolio of properties have exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in Argentina. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

SHARE DATA INFORMATION

As of April 21, 2005 there were 45,479,724 common shares and 4,456,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultant.
Mr.  Sean  Hurd  is  the  Company's   Vice-President,   Investor  Relations  and
coordinates investor relations' activities.