Form 20-F
period 2005-12-31
IMA EXPLORATION INC
filed 2006-05-08
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

[ ] Shell Company Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934



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

  #709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON SHARES, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005.
                48,813,064 COMMON SHARES AS OF DECEMBER 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes               No      X
    ---------         ---------

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes               No      X
    ---------         ---------

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X       No
    ---------      --------

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      Accelerated filer  X    Non-accelerated filer
                        ----                   ----                        ----

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   X           Item 18
        -----                ----
GENERAL INFORMATION:

If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act) Yes     No  X
                                                                 ---    ---

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

GLOSSARY OF TERMS

ARGILLIC ALTERATION:         Development   of   secondary   clay   minerals   by
                             weathering or hydrothermal activity.

BRECCIA: A rock containing generally angular fragments of itself or some other rock.

CATEO: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US $0.30 ( Pesos $0.80 ) per hectare is required.

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

MINE: In Argentina, a mine or "mina" is a real property interest. It is a right of exploitation granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$13 (Pesos $40) per claim are made. A mine may consist of one or several claims or "pertinencias". In the case of vein deposits, each claim is a maximum of 200 by 300 meters or six hectares; for disseminated deposits, each claim is up to one square kilometer or 100 hectares.

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

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
================================================================================

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
================================================================================

Not applicable.

ITEM 3.  KEY INFORMATION.
================================================================================

SELECTED FINANCIAL DATA

The selected financial data and the information in the following table of IMA Exploration Inc. (the "Company") for the years ended December 31, 2005, 2004 and 2003 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth and the information in the following table for the years ended December 31, 2002 and 2001 are derived from the Company's audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 10 of the 2005 consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and United States Generally Accepted Accounting Principles ("U.S. GAAP"), and their effect on the Company's financial statements.

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company considers that it has adequate resources to meet property commitments on its existing property holdings; however, at present, the Company may not have sufficient funds to conduct exploration programs on all of its existing properties and may need to obtain additional financing or joint venture partners in order to initiate any such programs. See "Item 5. Operating and Financial Review and Prospects".

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CDN$ IN 000, EXCEPT PER SHARE
DATA)


================================================================================
                             2005       2004      2003       2002      2001

Revenue                         -          -         -          -         -

General Corporate
Expenditures               (6,092)    (4,084)   (2,276)      (330)     (173)

General Exploration
Expenditures                  (56)      (229)     (227)      (180)     (110)

Foreign Exchange Gain
(Loss)                        233       (195)      (13)        (2)        3

Interest and
Miscellaneous Income          150        102        67         27        97

Provision for
Marketable Securities           -       (100)        -          -         -

Loss Allocated to
Spin off Assets                 -       (131)     (969)      (955)     (699)


Net Loss for the year      (5,765)    (4,655)   (3,418)    (1,440)     (882)

Loss per Share from
Continuing Operations
                            (0.12)     (0.11)    (0.08)     (0.02)    (0.01)
Loss per Share
  Basic and                 (0.12)     (0.11)    (0.11)     (0.06)    (0.06)
  Diluted

Weighted Average
Number of Shares           46,197     40,939    32,252     23,188    15,104
Outstanding

Working Capital             7,489      5,053     4,747      1,431       733

Capital Assets                  -         94        36         46        57

Mineral Properties         15,032      6,551     1,469        148       132


Spin-Off Assets                 -          -     6,749      6,903     5,369


Long-Term Debt                  -          -         -          -         -


Total Assets               23,498     12,222    13,419      8,637     6,407

Net Assets -
Shareholder's Equity       20,761     10,813    11,671      7,324     5,372

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 10 of the accompanying consolidated audited financial statements):

(CDN$ IN 000, EXCEPT PER SHARE DATA)

================================================================================
                           2005       2004       2003       2002       2001
CONSOLIDATED
STATEMENT OF
OPERATIONS

Loss for the year
under Canadian GAAP
                          (5,765)    (4,655)   $(3,418)   $(1,440)     $(882)

Mineral property and
deferred exploration
costs for the year,
net of reversal of
future income tax and
write down of
marketable securities     (7,605)    (4,479)    (1,813)    (1,267)    (1,321)

Mineral property and
deferred exploration
costs written off
during the year which
would have been
expensed in the year
incurred                       -          -        777          -         21

Stock-based
compensation                   -          -       (144)      (102)         -

Loss for the year
under US GAAP            $13,370)   $(9,134)   $(4,598)   $(2,809)   $(2,181)


Unrealized (loss)
gains on
available-for-sale
securities                     -       (387)       434         55          -
                        --------------------------------------------------------
Comprehensive Loss
for the year             $(13,370)   $(9,521)   $(4,164)   $(2,754)   $(2,181)
                        ========================================================

Loss per share under
US GAAP                   $(0.29)    $(0.22)    $(0.14)    $(0.12)    $(0.14)
                        ========================================================
Diluted Loss per share
under US GAAP             $(0.29)    $(0.22)    $(0.14)    $(0.12)    $(0.14)
                        ========================================================

                            2005       2004       2003       2002       2001
                        --------------------------------------------------------
SHAREHOLDERS' EQUITY

Balance per Canadian
GAAP                      $20,761    $10,813    $11,671     $7,324     $5,372

Mineral property and
deferred exploration
costs expensed net of
reversal of future
income tax                (13,272)    (5,666)    (6,884)    (5,848)    (4,581)

Accumulated other
comprehensive income           84         84        489         54          -
                        --------------------------------------------------------
Balance per US GAAP        $7,573     $5,231     $5,277     $1,530       $790
                        ========================================================

CONSOLIDATED
STATEMENTS OF CASH
FLOWS

OPERATING ACTIVITIES
Cash used per
Canadian GAAP             $(3,850)   $(2,962)   $(1,419)   $(1,306)     $(898)

Mineral properties
and deferred costs         (7,025)    (4,578)    (1,851)    (1,267)    (1,321)
                        --------------------------------------------------------

Cash used per US GAAP     $(10,875)   $(7,540)   $(3,270)   $(2,573)   $(2,219)
                        ========================================================

INVESTING ACTIVITIES
Cash used per
Canadian GAAP             $(6,979)   $(4,510)   $(1,873)   $(1,278)   $(1,312)

Mineral properties
and deferred costs          7,025      4,578      1,851      1,267      1,321
                        --------------------------------------------------------

Cash provided (used)
per US GAAP                   $46        $68       $(22)      $(11)        $9
                        ========================================================


FINANCING ACTIVITIES
Cash provided per
Canadian and US GAAP
                          $13,478     $9,297     $6,278     $3,264     $1,463
                        ========================================================
See Note 10 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on May 3, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.9032 (US$1.00 = CDN$1.1072).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended April 30, 2006.

             Month                             High                   Low

             November 2005                    .8579                  .8361

             December 2005                    .8690                  .8521

             January 2006                     .8744                  .8528

             February 2006                    .8788                  .8638

             March 2006                       .8834                  .8531

             April 2006                       .8926                  .8534

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.


                          PERIOD                             AVERAGE

           January 1, 2001 - December 31, 2001                0.6456
           January 1, 2002 - December 31, 2002                0.6368
           January 1, 2003 - December 31, 2003                0.7206
           January 1, 2004 - December 31, 2004                0.7682
           January 1, 2005 - December 31, 2005                0.8254


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

TITLE TO PROPERTIES RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. In addition, Navidad properties title has being challenged in the Aquiline Resources Inc. ("Aquiline") legal action as disclosed in "Item 8. Financial Information - Legal Proceedings." In March 2004 Aquiline commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. At this date the outcome is not determinable. The Company believes the Aquiline legal action is without merit. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project.

LIQUIDITY AND CASH FLOW: As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. As at May 4, 2006 the Company had working capital of approximately $13,000,000. Management believes the Company has adequate resources to maintain its ongoing operations and may require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2006. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

EXPLORATION STAGE COMPANY: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration stage.

ADDITIONAL FINANCING: The Company presently has sufficient financial resources to meet property commitments on its existing property holdings. The Company at present may not, however, have sufficient funds to conduct planned exploration and development programs on all these properties and may need to obtain additional financing or find joint venture partners in order to initiate any such programs.

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

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS RISK: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

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

PROJECT DELAY RISK: The Company's minerals business is subject to the risk of unanticipated delays in permitting its projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $4.45 to a low of $2.56 during the 12-month period ending December 31, 2005. There can be no assurance that continual fluctuations in price will not occur.

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

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations. The Company maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $300,000, with a $500 deductible. In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $2,000,000 for Tenants Legal Liability for any one leased premises, with a $500 deductible. The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

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

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is $5 million. The policy is renewable on a yearly basis.

MANAGEMENT: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company. The loss of Mr. Grosso could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). The Company has entered into a consulting agreement with Oxbow.

All of the Company's other officers are now employed by Grosso Group Management Ltd. ("Grosso Group"). See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest". The Company does not maintain "key-man" insurance in respect of any of its principals.

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

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country had defaulted on its loans, it has repaid its debt to the International Monetary Fund in December 2005. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

IMPACT OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS: The projects in which the Company has an interest are located in Argentina.

ARGENTINA

MINING INDUSTRY

Mineral companies are subject to various federal and provincial laws and regulations including specific mining and environmental rules. The Company believes it is in material compliance with all applicable legislation.

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

REGULATORY ENVIRONMENT

Management believes the present government is committed to opening up the economy and there has been progress in reducing import duties and export taxes. For decades local industry has been protected and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Argentinean Customs office. Except for a limited list of items requiring the previous approval of the authorities there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed, although there are export taxes currently in place including mineral products.

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

The provincial government of Chubut Province, Argentina, has enacted certain anti-mining laws banning the use of cyanide in metallic mineral extraction in the Province of Chubut and open-pit mining is subject to, yet to be defined, zoning process. The provincial legislation is more restrictive than current federal Argentinean mining laws. The Company has hired a mining engineering consultant to oversee all environmental and socio-economic studies and programs to ensure international best practices for the mining industry are applied in the development of the Company's properties. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

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

ENFORCEMENT OF LEGAL PROCESS: It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada. Only one of the Company's directors is a resident of the United States and all, or a substantial portion, of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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


ITEM 4.   INFORMATION ON THE COMPANY.
================================================================================

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

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies. Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") continued to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") were transferred to Golden Arrow, a new public company formed to effect the reorganization. Golden Arrow is committed to grass roots exploration while the Company retained the Navidad project and focused on:

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

                           Current Corporate Structure


                              IMA Exploration Inc.
                                       |
                                       |
                               100%    |
                                       |
                               IMA Holdings Corp.
                                       |
                                       |
        CANADA                         |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                       |
                               100%    |
                                       |
                             IMA Latin America inc.
                                       |
                                       |
                               100%    |
                                       |
                                       |
                      Inversiones Mineras Argentinas Inc.
                                       |
                                       |
        BVI/BARBADOS                   |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
        ARGENTINA                      |
                                       |
                               100%    |
                                       |
                              Inversiones Mineras
                                Argentinas S.A.
                                       |
                                       |
                            Navidad Area Properties

PRINCIPAL OFFICE

The current office and principal address of the Company is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's telephone number is (604) 687-1828.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $8,480,509 and capital assets of $Nil, $5,082,572 and $93,650, $1,320,408 and
$21,875  for  the  fiscal  years  ended  December  31,  2005,   2004  and  2003,
respectively.

The Company has not made any write down to the value of its Navidad mineral properties and deferred costs.

PLANNED EXPLORATION EXPENDITURES AND PROPERTY PAYMENTS

For the period from January 1 to May 4, 2006, the Company has made additions to mineral properties and deferred costs of approximately $2,500,000. For the balance of 2006, the Company expects to spend a further $5,500,000 on the Navidad Project. See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties and "Item 7.
Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to conduct further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of, or substantial dilution of the Company's interest in its properties.

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

In March 2001, the Company granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to acquire a majority interest in the Mogote property in the Valle de Cura region of San Juan Province, Argentina. This agreement was terminated by Rio Tinto in December 2001. In March 2003 (as amended September 30, 2003), the Company granted Amera an option to acquire a 51% interest, amended on April 8, 2004 to 75%, in the Mogote property. See "Item 4.
Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties - San Juan Province Properties - Northwest San Juan - Mogote Property" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

In 2002, the Company began to acquire properties in Chubut Province, Argentina. In 2003, the Company significantly increased its focus on activities in the Chubut region. The Company has entered into a number of joint venture agreements which resulted in the farm-out of several of its non-core properties.

In early 2003, the Company focused its efforts on its Navidad Area Properties in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. A Phase I drill program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was carried out. A Phase III drill program commenced in November 2004 and, other than a break for Christmas, drilling continued to March 7, 2005. Subsequently the Company announced that the Phase III program budget was increased to include an additional 10,000 metres of drilling. Phase III was completed in September 2005. Phase IV began in January 2006 and is ongoing. The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling comprised 23,731.6 metres in 131 holes for a project total of 42,188 metres in 251 holes. Phase IV drilling is ongoing and over 10,000 metres has been drilled in over 50 holes as of this writing.

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company.

Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") continued to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") were transferred to Golden Arrow, a new public company formed to effect the reorganization.

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

The Company's current corporate structure is depicted above. See "Item 4. Information on the Company - History and Development of the Company."

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

PROPERTIES, PLANTS AND EQUIPMENT

The Company's principal business is the acquisition and exploration of mineral properties. As of the date of this annual report, all of the Company's properties are without known reserves and the Company's operations are exploratory in nature. See "Item 4. Navidad Property - Estimated Resources."

PRINCIPAL PROPERTIES

ARGENTINEAN PROPERTIES

During the fiscal years ending December 31, 2005, 2004 and 2003 the Company had capitalized and expensed costs on all of its properties as follows:

                                                                GENERAL EXPLORATION             AGGREGATE AMOUNT
     FISCAL YEAR ENDING            AMOUNT CAPITALIZED         EXPENSED IN FISCAL YEAR      WRITTEN-OFF IN FISCAL YEAR
     ------------------            ------------------         -----------------------      --------------------------
      December 31, 2003                $1,469,026                    $226,956                         $ Nil

      December 31, 2004                $6,551,598                    $228,961                         $ Nil

      December 31, 2005               $15,032,107                     $55,914                         $ Nil

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

                            [Argentina Property Map]

PROPERTY DESCRIPTION AND LOCATION

The Navidad Project comprises 10,000 hectares consisting of four individual claims of 2,500 hectares each (manifestaciones) in the Gastre Department of the Province of Chubut. These four claims are underlain by the company's original claim (the Gan Cateo now reduced to 4,000 hectares) and cover the original claim area. The project is centered at approximately 42.415 decimal degrees south latitude and 68.82 decimal degrees west longitude in the Campo Inchauspe datum. The above point has been located in the field by professional surveyors and has the coordinates 2,514,856.53 east and 5,304,454.84 north in Gauss Kruger Campo Inchauspe zone 2 and was assigned the local grid coordinates 50,000E, 10,000N with an elevation of 1,218.18 m (Height Above Ellipsoid WGS1984). The local grid is rotated 30 degrees to the east of Gauss Kruger north.

CLAIMS INCLUDED IN THE NAVIDAD PROJECT:

------------------------------------------------------------------------------------------------------------
FILE NUMBER                YEAR      DATE                   TYPE                   NAME             HECTARES
------------------------------------------------------------------------------------------------------------
13984                      2002      December 6, 2002       Cateo                   Gan              4,000
------------------------------------------------------------------------------------------------------------
14340                      2004      September 16, 2004     Manifestacion      Navidad Este          2,500
------------------------------------------------------------------------------------------------------------
14341                      2004      September 16, 2004     Manifestacion      Navidad Oeste         2,500
------------------------------------------------------------------------------------------------------------
14902                      2006      March 20, 2006         Manifestacion     Navidad Este 1         2,500
------------------------------------------------------------------------------------------------------------
14903                      2006      March 20, 2006         Manifestacion     Navidad Oeste 1        2,500
------------------------------------------------------------------------------------------------------------

Note: the project totals 10,000 hectares, claims 14340, 14341, 14902 and 14903 together cover the same area as the original claim 13984.

The life span of the original cateo will expire on March 30, 2007 and the manifestacions which have replaced the cateo have no expiration to their registration. The minimum legislated investment in the cateo (Argentinean $380,000) and the manifestacions (Argentinean $24,000,000) has been met.

The Company has negotiated access rights in order to perform its exploration activities with two of the four surface owners and representing about 70% of the 10,000 hectares and the areas of exploration interest. These access rights require annual payments of approximately US$31,000. Argentinean legislation provides for the granting of mining easements by the State as the Mineral Rights are owned by the State and not individual property owners. The Company has not negotiated the purchase of the surface land with the owners at this time.

There are no known environmental liabilities on the Navidad Project. The Company has applied for and received all applicable permits for its exploration activities, including environmental, exploration, drilling, water use and provincial flora and fauna. A permit for the re-location of an archeological burial site was obtained and the site was moved in 2005.

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

Access to the property is possible year around by two-wheel drive pick-up truck except in very wet periods. Gastre is the nearest town some 40km to the west and the town of Gan Gan is about the same distance to the east; both are along Route 4, a gravel highway. The nearest airport with scheduled service is in Esquel four hours drive to the southwest by gravel road. To the north about two hours drive, in the province of Rio Negro, is the town of Ingenerio Jacobacci which is larger than Gastre and has much better services including banking. From Ingenerio Jacobacci it is another three and a half hours to the west to Bariloche, a city with numerous flights and a year round tourist centre. From Gastre to the Atlantic Coast it is approximately six hours drive virtually all on gravel roads. Along the coast infrastructure is much better with paved, roads, ports and airports and larger population centers.

During normal road conditions the trip from Gastre to the Navidad Project is about 30 minutes.

A high voltage power line running from the Futaleufu site to an aluminum smelter at Puerto Madryn passes roughly 50km south of the Navidad Project. In 2003 the government has announced a contract tendered to construct a connection from this power line to the national power grid at Choele Choel in Rio Negro to the north in order to facilitate expansion of the aluminum smelter and other projects. This construction is now complete and has brought the Argentine national power grid within easy reach of Navidad.

HISTORY

The Navidad Project has no known exploration history and there is no indication that any of the surface showings were previously discovered or sampled. A prospecting discovery of this type seems unthinkable in the exploration industry in this day and age, especially within a few hundred meters of a provincial highway, except for the lack of mining and prospecting tradition in Patagonia. Proof of this lack of mining tradition is that the posts of the fence line that passes through the central part of the outcropping high-grade mineralization had been propped up with blocks of rock containing obvious green copper oxides.

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

DIAMOND DRILLING PROGRAM

Connors Argentina S. A. ("Connors") of Mendoza, Argentina, commenced drilling on November 26, 2003. A 43-101 report entitled "Diamond Drilling of the Navidad Silver-Copper-Lead Project, November 2003 To March 2004, Chubut Province, Argentina, on behalf of IMA Exploration Inc." describes the Phase I drill program and was prepared by Qualified Person Paul Lhotka, Ph.D., P.Geo. in 2004. Phase III drilling was completed on September 14, 2005. Currently Phase IV drilling is ongoing. To the end of the Phase III drill program, 42,188m has been drilled in 251 holes. As of March 31st, 2006, an additional 9,150m of drilling in 48 holes had been completed in Phase IV. During the life of the project the average rate of drilling including moves and breakdowns has been 114.8 metres per day.

All but 355 metres of the drilling has recovered HQ diameter (61mm) core, with the remainder recovering NQ diameter core. The 25HH drill supplied by Connors is containerized and mounted on a tracked undercarriage capable of moving itself. Water for drilling is brought to the drilling sites by a water truck of about 9,000 liters that was subcontracted by Connors. The water is trucked from several local sources under agreement with local surface land owners.

Down hole surveys of the holes were done using a Tropari and/or a Sperry Sun instrument. In general the orientation of holes has little deviation because of the relatively large diameter of the drill string and the relatively short lengths of the holes.

SURVEYED COORDINATES AND ORIENTATIONS OF NAVIDAD DRILLHOLES:
---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV03-01    50,000.6    10,005.0   2,514,819.5  5,304,458.8    1,219.5      210.0       -45.0      109.5
---------------------------------------------------------------------------------------------------------------
  NV03-02    50,000.0    9,971.1    2,514,802.0  5,304,429.8    1,211.2       30.0       -45.0      154.5
---------------------------------------------------------------------------------------------------------------
  NV03-03    51,160.5    9,660.1    2,515,651.6  5,303,580.3    1,178.4      210.0       -45.0      178.5
---------------------------------------------------------------------------------------------------------------
  NV03-04    51,160.1    9,669.6    2,515,655.9  5,303,588.6    1,178.6       30.0       -45.0      285.0
---------------------------------------------------------------------------------------------------------------
  NV03-05    51,160.1    9,802.1    2,515,722.2  5,303,703.3    1,176.6       30.0       -60.0      217.7
---------------------------------------------------------------------------------------------------------------
  NV03-06    49,961.7    9,972.3    2,514,769.5  5,304,449.9    1,218.4       30.0       -45.0      136.2
---------------------------------------------------------------------------------------------------------------
  NV03-07    49,919.7    9,965.9    2,514,729.9  5,304,465.4    1,222.2       30.0       -45.0      108.9
---------------------------------------------------------------------------------------------------------------
  NV03-08    49,959.8    10,016.3   2,514,789.8  5,304,489.0    1,226.4      210.0       -45.0      146.0
---------------------------------------------------------------------------------------------------------------
  NV03-09    49,919.9    10,027.4   2,514,760.8  5,304,518.6    1,231.4      210.0       -45.0      106.1
---------------------------------------------------------------------------------------------------------------
  NV03-10    49,961.9    9,953.4    2,514,760.2  5,304,433.5    1,215.1       30.0       -45.0      150.7
---------------------------------------------------------------------------------------------------------------
  NV03-11    49,625.2    10,040.0   2,514,511.9  5,304,676.8    1,209.2      120.0       -45.0      133.2
---------------------------------------------------------------------------------------------------------------
  NV04-12    51,160.6    9,577.9    2,515,610.5  5,303,509.0    1,155.4       30.0       -65.0      220.0
---------------------------------------------------------------------------------------------------------------
  NV04-13    50,876.5    10,015.0   2,515,583.1  5,304,029.5    1,179.4       30.0       -45.0      142.7
---------------------------------------------------------------------------------------------------------------
  NV04-14    50,997.6    9,911.7    2,515,636.3  5,303,879.6    1,178.1      210.0       -70.0      158.0
---------------------------------------------------------------------------------------------------------------
  NV04-15    51,159.8    9,910.5    2,515,776.1  5,303,797.4    1,167.0       30.0       -60.0      139.6
---------------------------------------------------------------------------------------------------------------
  NV04-16    51,161.0    9,451.4    2,515,547.6  5,303,399.2    1,138.3       30.0       -55.0      250.5
---------------------------------------------------------------------------------------------------------------
  NV04-17    50,998.8    9,614.4    2,515,488.6  5,303,621.4    1,156.7       30.0       -85.0      164.2
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV04-18    51,001.3    9,364.5    2,515,365.9  5,303,403.8    1,137.1       30.0       -55.0      274.7
---------------------------------------------------------------------------------------------------------------
  NV04-19    51,001.9    9,826.2    2,515,597.2  5,303,803.4    1,181.7      210.0       -80.0      188.1
---------------------------------------------------------------------------------------------------------------
  NV04-20    50,801.6    9,897.6    2,515,459.5  5,303,965.3    1,163.0      210.0       -70.0       70.9
---------------------------------------------------------------------------------------------------------------
  NV04-21    50,997.6    9,948.5    2,515,654.7  5,303,911.4    1,174.2       30.0       -45.0      198.1
---------------------------------------------------------------------------------------------------------------
  NV04-22    50,998.5    9,977.9    2,515,670.2  5,303,936.4    1,171.9      210.0       -75.0      193.8
---------------------------------------------------------------------------------------------------------------
  NV04-23    51,000.7    9,713.6    2,515,540.0  5,303,706.4    1,177.3      210.0       -85.0      191.1
---------------------------------------------------------------------------------------------------------------
  NV04-24    50,804.7    10,023.1   2,515,524.9  5,304,072.4    1,173.8       30.0       -50.0      145.6
---------------------------------------------------------------------------------------------------------------
  NV04-25    51,204.1    9,014.3    2,515,366.4  5,302,999.1    1,140.0      210.0       -45.0      199.8
---------------------------------------------------------------------------------------------------------------
  NV04-26    50,802.1    9,728.9    2,515,375.6  5,303,818.9    1,153.5       32.0       -75.0      134.0
---------------------------------------------------------------------------------------------------------------
  NV04-27    50,100.7    9,719.0    2,514,763.2  5,304,161.1    1,164.0       30.0       -45.0      181.5
---------------------------------------------------------------------------------------------------------------
  NV04-28    51,164.5    9,865.2    2,515,757.6  5,303,755.8    1,170.6       30.0       -60.0      158.0
---------------------------------------------------------------------------------------------------------------
  NV04-29    51,299.1    9,847.6    2,515,865.4  5,303,673.3    1,157.6      210.0       -80.0      158.0
---------------------------------------------------------------------------------------------------------------
  NV04-30    51,300.4    9,765.7    2,515,825.5  5,303,601.7    1,159.8      210.0       -80.0      209.0
---------------------------------------------------------------------------------------------------------------
  NV04-31    51,160.7    9,666.8    2,515,655.1  5,303,585.9    1,178.5       30.0       -80.0      296.0
---------------------------------------------------------------------------------------------------------------
  NV04-32    50,598.0    10,088.9   2,515,378.9  5,304,232.8    1,154.7       30.0       -45.0      154.5
---------------------------------------------------------------------------------------------------------------
  NV04-33    50,598.4    10,016.4   2,515,343.0  5,304,169.8    1,154.8      210.0       -80.0      149.0
---------------------------------------------------------------------------------------------------------------
  NV04-34    50,180.9    9,955.5    2,514,950.9  5,304,325.8    1,180.0       30.0       -45.0      228.2
---------------------------------------------------------------------------------------------------------------
  NV04-35    51,199.5    9,251.1    2,515,480.9  5,303,206.5    1,134.2       30.0       -80.0      293.0
---------------------------------------------------------------------------------------------------------------
  NV04-36    50,898.2    9,988.0    2,515,588.3  5,303,995.3    1,176.5      210.0       -80.0       77.0
---------------------------------------------------------------------------------------------------------------
  NV04-37    50,899.9    9,914.7    2,515,553.2  5,303,931.0    1,173.8      210.0       -80.0      102.5
---------------------------------------------------------------------------------------------------------------
  NV04-38    50,897.2    9,819.7    2,515,503.3  5,303,850.0    1,164.4       30.0       -80.0      107.0
---------------------------------------------------------------------------------------------------------------
  NV04-39    50,400.2    9,982.9    2,515,154.5  5,304,239.9    1,157.1      210.0       -80.0      215.0
---------------------------------------------------------------------------------------------------------------
  NV04-40    50,399.8    10,098.9   2,515,212.2  5,304,340.5    1,155.9       30.0       -45.0      127.2
---------------------------------------------------------------------------------------------------------------
  NV04-41    51,080.8    9,943.4    2,515,724.2  5,303,865.4    1,174.9       30.0       -45.0      145.2
---------------------------------------------------------------------------------------------------------------
  NV04-42    51,080.4    9,938.8    2,515,721.5  5,303,861.6    1,174.5      210.0       -80.0      187.9
---------------------------------------------------------------------------------------------------------------
  NV04-43    51,080.4    9,853.2    2,515,678.7  5,303,787.4    1,180.3      210.0       -75.0      230.6
---------------------------------------------------------------------------------------------------------------
  NV04-44    51,079.3    9,750.3    2,515,626.3  5,303,698.9    1,188.1      210.0       -75.0      232.9
---------------------------------------------------------------------------------------------------------------
  NV04-45    51,230.9    9,861.1    2,515,813.0  5,303,719.1    1,164.0      210.0       -80.0      167.0
---------------------------------------------------------------------------------------------------------------
  NV04-46    51,232.3    9,760.2    2,515,763.8  5,303,630.9    1,168.6      210.0       -80.0      239.0
---------------------------------------------------------------------------------------------------------------
  NV04-47    51,236.7    9,681.0    2,515,728.1  5,303,560.2    1,176.6       30.0       -75.0      242.0
---------------------------------------------------------------------------------------------------------------
  NV04-48    51,302.3    9,980.9    2,515,934.8  5,303,787.1    1,147.2       30.0       -45.0       67.5
---------------------------------------------------------------------------------------------------------------
  NV04-49    51,301.0    9,915.2    2,515,900.8  5,303,730.8    1,150.5       30.0       -80.0       82.8
---------------------------------------------------------------------------------------------------------------
  NV04-50    51,159.9    9,954.9    2,515,798.5  5,303,835.8    1,165.7       30.0       -80.0      113.0
---------------------------------------------------------------------------------------------------------------
  NV04-51    51,159.1    9,971.9    2,515,806.2  5,303,850.9    1,165.5       30.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-52    50,896.0    9,948.4    2,515,566.7  5,303,962.1    1,173.4       30.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-53    50,796.8    9,954.7    2,515,483.9  5,304,017.1    1,169.2       30.0       -50.0       97.5
---------------------------------------------------------------------------------------------------------------
  NV04-54     49,920      9,935      2,514,715    5,304,438      1,215        30.0       -50.0      190.5
---------------------------------------------------------------------------------------------------------------
  NV04-55     50,000      9,906      2,514,770    5,304,374      1,197        30.0       -45.0      168.8
---------------------------------------------------------------------------------------------------------------
  NV04-56     50,943      10,001     2,515,634    5,303,984      1,178        30.0       -45.0      142.5
---------------------------------------------------------------------------------------------------------------
  NV04-57     51,118      9,812      2,515,691    5,303,733      1,181       210.0       -80.0      245.1
---------------------------------------------------------------------------------------------------------------
  NV04-58     51,898      9,703      2,516,311    5,303,249      1,157        30.0       -80.0      173.1
---------------------------------------------------------------------------------------------------------------
  NV04-59     51,900      9,612      2,516,268    5,303,169      1,142        33.0       -80.0      191.1
---------------------------------------------------------------------------------------------------------------
  NV04-60     51,800      9,668      2,516,209    5,303,267      1,145        30.0       -80.0      131.1
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV04-61     51,203      8,927      2,515,322    5,302,924      1,149       210.0       -45.0      241.5
---------------------------------------------------------------------------------------------------------------
  NV04-62     51,095      8,867      2,515,198    5,302,926      1,154       210.0       -45.0      223.5
---------------------------------------------------------------------------------------------------------------
  NV04-63     50,392      8,749      2,514,530    5,303,175      1,175       150.0       -45.0      178.4
---------------------------------------------------------------------------------------------------------------
  NV04-64     50,374      8,692      2,514,487    5,303,135      1,188        31.0       -45.0      235.3
---------------------------------------------------------------------------------------------------------------
  NV04-65     49,919      9,851      2,514,672    5,304,366      1,192        30.0       -45.0      229.5
---------------------------------------------------------------------------------------------------------------
  NV04-66     50,100      9,917      2,514,861    5,304,333      1,184        29.0       -45.0      181.5
---------------------------------------------------------------------------------------------------------------
  NV04-67     50,247      9,936      2,514,998    5,304,276      1,171        30.0       -45.0      226.5
---------------------------------------------------------------------------------------------------------------
  NV04-68     50,351      10,084     2,515,162    5,304,353      1,164        30.0       -45.0      178.5
---------------------------------------------------------------------------------------------------------------
  NV04-69     49,862      9,967      2,514,681    5,304,495      1,227        30.0       -45.0      181.3
---------------------------------------------------------------------------------------------------------------
  NV04-70     49,809      10,009     2,514,656    5,304,558      1,229        29.0       -45.0      190.3
---------------------------------------------------------------------------------------------------------------
  NV04-71     49,860      9,904      2,514,647    5,304,442      1,208        30.0       -45.0      172.5
---------------------------------------------------------------------------------------------------------------
  NV04-72     49,802      9,928      2,514,609    5,304,492      1,210        30.0       -45.0      223.2
---------------------------------------------------------------------------------------------------------------
  NV04-73     49,802      9,814      2,514,552    5,304,393      1,184        29.0       -45.0      193.5
---------------------------------------------------------------------------------------------------------------
  NV04-74     51,997      9,691      2,516,391    5,303,189      1,165        29.0       -80.0      158.0
---------------------------------------------------------------------------------------------------------------
  NV04-75     52,198      9,674      2,516,557    5,303,073      1,163        29.0       -80.0      158.0
---------------------------------------------------------------------------------------------------------------
  NV04-76     52,401      9,679      2,516,735    5,302,976      1,171        29.0       -80.0      152.0
---------------------------------------------------------------------------------------------------------------
  NV04-77     50,400      9,053      2,514,689    5,303,435      1,151       211.0       -45.0      250.5
---------------------------------------------------------------------------------------------------------------
  NV04-78     51,308      8,954      2,515,426    5,302,895      1,147       210.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-79     51,100      8,929      2,515,233    5,302,977      1,146       210.0       -45.0      121.5
---------------------------------------------------------------------------------------------------------------
  NV04-80     51,003      8,864      2,515,117    5,302,970      1,151       210.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-81     50,405      8,802      2,514,568    5,303,215      1,166       150.0       -45.0      150.8
---------------------------------------------------------------------------------------------------------------
  NV04-82     50,340      8,700      2,514,461    5,303,159      1,186       150.0       -45.0      151.0
---------------------------------------------------------------------------------------------------------------
  NV04-83     49,760      10,004     2,514,611    5,304,578      1,221        29.0       -45.0      169.5
---------------------------------------------------------------------------------------------------------------
  NV04-84     49,721      9,991      2,514,570    5,304,587      1,219        31.0       -45.0      213.0
---------------------------------------------------------------------------------------------------------------
  NV04-85     49,660      10,001     2,514,522    5,304,626      1,213        30.0       -45.0       88.5
---------------------------------------------------------------------------------------------------------------
  NV04-86     50,545      10,120     2,515,348    5,304,286      1,148        30.0       -45.0      169.5
---------------------------------------------------------------------------------------------------------------
  NV04-87     50,651      10,052     2,515,407    5,304,175      1,160        30.0       -45.0      159.5
---------------------------------------------------------------------------------------------------------------
  NV04-88     49,197      9,855      2,514,048    5,304,731      1,224        30.0       -80.0      192.3
---------------------------------------------------------------------------------------------------------------
  NV04-89     49,760      9,813      2,514,515    5,304,413      1,184        30.0       -60.0       97.5
---------------------------------------------------------------------------------------------------------------
  NV04-90     49,719      9,855      2,514,501    5,304,470      1,189        30.0       -45.0      106.5
---------------------------------------------------------------------------------------------------------------
  NV04-91     52,345      9,652      2,516,673    5,302,980      1,165        80.0       -45.0      187.5
---------------------------------------------------------------------------------------------------------------
  NV04-92     52,634      9,468      2,516,832    5,302,677      1,142        80.0       -65.0      163.9
---------------------------------------------------------------------------------------------------------------
  NV04-93     51,604      9,576      2,515,994    5,303,285      1,134        30.0       -80.0      201.0
---------------------------------------------------------------------------------------------------------------
  NV04-94     50,400      10,030     2,515,178    5,304,281      1,157        30.0       -45.0      175.5
---------------------------------------------------------------------------------------------------------------
  NV04-95     50,250      9,894      2,514,980    5,304,238      1,167        30.0       -60.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-96     50,099      9,832      2,514,819    5,304,260      1,174        30.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-97     49,920      9,801      2,514,647    5,304,322      1,181        30.0       -60.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-98     49,811      9,762      2,514,534    5,304,343      1,178        30.0       -60.0       76.7
---------------------------------------------------------------------------------------------------------------
  NV04-99     49,661      9,838      2,514,442    5,304,484      1,188        30.0       -60.0       88.7
---------------------------------------------------------------------------------------------------------------
  NV04-100    49,722      9,813      2,514,482    5,304,432      1,183        30.0       -60.0      130.7
---------------------------------------------------------------------------------------------------------------
  NV04-101    49,660      9,756      2,514,400    5,304,413      1,182        30.0       -60.0      109.7
---------------------------------------------------------------------------------------------------------------
  NV04-102    49,601      9,830      2,514,386    5,304,507      1,194        30.0       -60.0       122
---------------------------------------------------------------------------------------------------------------
  NV04-103    49,658      9,940      2,514,490    5,304,574      1,204        30.0       -60.0       79.8
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV04-104    49,659      9,880      2,514,461    5,304,521      1,192        31.0       -60.0      100.3
---------------------------------------------------------------------------------------------------------------
  NV04-105    50,300      10,112     2,515,132    5,304,402      1,176        30.0       -60.0       82.7
---------------------------------------------------------------------------------------------------------------
  NV04-106    50,301      10,033     2,515,094    5,304,333      1,171        30.0       -60.0       88.7
---------------------------------------------------------------------------------------------------------------
  NV04-107    50,475      10,123     2,515,289    5,304,323      1,148        30.0       -45.0      118.1
---------------------------------------------------------------------------------------------------------------
  NV04-108    50,599      10,087     2,515,379    5,304,230      1,155        90.0       -45.0      145.5
---------------------------------------------------------------------------------------------------------------
  NV04-109    49,921      10,044     2,514,770    5,304,532      1,231       210.0       -60.0      133.5
---------------------------------------------------------------------------------------------------------------
  NV04-110    49,811      10,075     2,514,690    5,304,614      1,222       210.0       -45.0      100.5
---------------------------------------------------------------------------------------------------------------
  NV04-111    49,809      10,009     2,514,655    5,304,558      1,229       210.0       -65.0       35.0
---------------------------------------------------------------------------------------------------------------
  NV04-112    49,760      10,048     2,514,632    5,304,616      1,218        30.0       -45.0       85.5
---------------------------------------------------------------------------------------------------------------
  NV04-113    49,721      10,038     2,514,593    5,304,627      1,213        30.0       -45.0       76.5
---------------------------------------------------------------------------------------------------------------
  NV04-114    49,759      9,925      2,514,570    5,304,510      1,204        30.0       -60.0       62.1
---------------------------------------------------------------------------------------------------------------
  NV04-115    49,719      9,924      2,514,536    5,304,530      1,204        29.0       -60.0       62.0
---------------------------------------------------------------------------------------------------------------
  NV04-116    49,761      9,853      2,514,535    5,304,447      1,189        30.0       -60.0       70.7
---------------------------------------------------------------------------------------------------------------
  NV04-117    49,700      9,885      2,514,500    5,304,505      1,196       120.0       -45.0      109.5
---------------------------------------------------------------------------------------------------------------
  NV04-118    49,600      9,879      2,514,410    5,304,550      1,198        30.0       -60.0       80.0
---------------------------------------------------------------------------------------------------------------
  NV04-119    49,600      9,934      2,514,437    5,304,598      1,201        30.0       -60.0       77.1
---------------------------------------------------------------------------------------------------------------
  NV04-120    49,859      9,814      2,514,602    5,304,364      1,184        30.0       -60.0       95.0
---------------------------------------------------------------------------------------------------------------
  NV04-121    49,401      9,786      2,514,191    5,304,569      1,203       210.0       -70.0      149.1
---------------------------------------------------------------------------------------------------------------
  NV04-122    49,324      9,834      2,514,148    5,304,649      1,211        30.0       -70.0      253.5
---------------------------------------------------------------------------------------------------------------
  NV04-123    49,324      9,827      2,514,145    5,304,643      1,210       210.0       -70.0      199.9
---------------------------------------------------------------------------------------------------------------
  NV04-124    49,199      9,905      2,514,075    5,304,773      1,227        30.0       -80.0      209.3
---------------------------------------------------------------------------------------------------------------
  NV04-125    49,197      9,803      2,514,023    5,304,686      1,220        30.0       -80.0      167.1
---------------------------------------------------------------------------------------------------------------
  NV04-126    49,248      9,789      2,514,060    5,304,648      1,215        28.0       -50.0      283.5
---------------------------------------------------------------------------------------------------------------
  NV04-127    50,471      10,083     2,515,266    5,304,291      1,150        30.0       -60.0      137.1
---------------------------------------------------------------------------------------------------------------
  NV04-128    50,448      10,122     2,515,266    5,304,336      1,150        30.0       -60.0      109.6
---------------------------------------------------------------------------------------------------------------
  NV04-129    50,500      10,119     2,515,309    5,304,307      1,146        30.0       -60.0       28.8
---------------------------------------------------------------------------------------------------------------
  NV04-130    50,500      10,116     2,515,308    5,304,305      1,146        30.0       -62.0      106.8
---------------------------------------------------------------------------------------------------------------
  NV04-131    50,578      10,109     2,515,372    5,304,260      1,152        90.0       -60.0      130.8
---------------------------------------------------------------------------------------------------------------
  NV04-132    49,720      9,756      2,514,452    5,304,384      1,179        31.0       -60.0      127.8
---------------------------------------------------------------------------------------------------------------
  NV04-133    49,797      9,732      2,514,506    5,304,325      1,175        30.0       -60.0      184.8
---------------------------------------------------------------------------------------------------------------
  NV05-134    49,253      9,921      2,514,130    5,304,760      1,222        30.0       -70.0      281.0
---------------------------------------------------------------------------------------------------------------
  NV05-135    49,250      9,986      2,514,160    5,304,818      1,224        30.0       -70.0      266.0
---------------------------------------------------------------------------------------------------------------
  NV05-136    49,246      10,093     2,514,210    5,304,913      1,228        30.0       -70.0      251.0
---------------------------------------------------------------------------------------------------------------
  NV05-137    49,200      9,957      2,514,102    5,304,817      1,229        30.0       -80.0      262.0
---------------------------------------------------------------------------------------------------------------
  NV05-138    49,250      9,982      2,514,158    5,304,814      1,224       210.0       -56.0      250.0
---------------------------------------------------------------------------------------------------------------
  NV05-139    49,699      9,876      2,514,493    5,304,498      1,194        31.0       -70.0       80.0
---------------------------------------------------------------------------------------------------------------
  NV05-140    49,699      9,842      2,514,476    5,304,469      1,189        30.0       -60.0       80.0
---------------------------------------------------------------------------------------------------------------
  NV05-141    49,738      9,877      2,514,529    5,304,479      1,193        31.0       -60.0       80.0
---------------------------------------------------------------------------------------------------------------
  NV05-142    49,738      9,851      2,514,516    5,304,457      1,189        30.0       -60.0       77.0
---------------------------------------------------------------------------------------------------------------
  NV05-143    49,320      10,018     2,514,237    5,304,810      1,217       210.0       -55.0      268.8
---------------------------------------------------------------------------------------------------------------
  NV05-144    49,402      9,952      2,514,275    5,304,712      1,210       210.0       -65.0      260.1
---------------------------------------------------------------------------------------------------------------
  NV05-145    49,402      9,902      2,514,249    5,304,669      1,208       211.0       -65.0      250.7
---------------------------------------------------------------------------------------------------------------
  NV05-146    49,499      9,837      2,514,301    5,304,564      1,199        30.0       -60.0      199.8
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV05-147    49,497      9,808      2,514,285    5,304,540      1,194        30.0       -70.0      191.1
---------------------------------------------------------------------------------------------------------------
  NV05-148    49,150      9,871      2,514,016    5,304,768      1,229        30.0       -80.0      170.1
---------------------------------------------------------------------------------------------------------------
  NV05-149    49,148      9,920      2,514,038    5,304,812      1,234        30.0       -80.0      221.1
---------------------------------------------------------------------------------------------------------------
  NV05-150    49,101      9,843      2,513,960    5,304,768      1,230        30.0       -80.0      188.1
---------------------------------------------------------------------------------------------------------------
  NV05-151    49,101      9,893      2,513,984    5,304,812      1,234        30.0       -80.0      176.1
---------------------------------------------------------------------------------------------------------------
  NV05-152    49,100      9,944      2,514,010    5,304,856      1,239        30.0       -80.0      221.1
---------------------------------------------------------------------------------------------------------------
  NV05-153    50,596      10,229     2,515,447    5,304,355      1,143       271.0       -45.0      163.8
---------------------------------------------------------------------------------------------------------------
  NV05-154    50,602      10,231     2,515,453    5,304,354      1,143        30.0       -45.0      190.8
---------------------------------------------------------------------------------------------------------------
  NV05-155    50,660      10,172     2,515,474    5,304,273      1,149        90.0       -45.0       88.8
---------------------------------------------------------------------------------------------------------------
  NV05-156    50,562      10,152     2,515,379    5,304,305      1,149        90.0       -60.0      110.1
---------------------------------------------------------------------------------------------------------------
  NV05-157    49,856      9,772      2,514,578    5,304,330      1,178        30.0       -60.0      131.1
---------------------------------------------------------------------------------------------------------------
  NV05-158    49,758      9,775      2,514,494    5,304,381      1,180        30.0       -60.0      104.1
---------------------------------------------------------------------------------------------------------------
  NV05-159    49,922      9,762      2,514,631    5,304,288      1,175        29.0       -60.0      137.5
---------------------------------------------------------------------------------------------------------------
  NV05-160    50,000      9,836      2,514,735    5,304,313      1,182        30.0       -60.0      128.2
---------------------------------------------------------------------------------------------------------------
  NV05-161    49,762      9,887      2,514,554    5,304,476      1,195        30.0       -60.0       83.1
---------------------------------------------------------------------------------------------------------------
  NV05-162    49,360      10,015     2,514,269    5,304,788      1,214       210.0       -55.0      274.8
---------------------------------------------------------------------------------------------------------------
  NV05-163    49,453      9,832      2,514,259    5,304,583      1,197        30.0       -70.0      215.1
---------------------------------------------------------------------------------------------------------------
  NV05-164    49,548      9,819      2,514,335    5,304,524      1,194        30.0       -70.0      195.6
---------------------------------------------------------------------------------------------------------------
  NV05-165    49,548      9,873      2,514,361    5,304,571      1,202        30.0       -70.0      170.1
---------------------------------------------------------------------------------------------------------------
  NV05-166    49,503      9,917      2,514,345    5,304,632      1,206        30.0       -65.0      146.1
---------------------------------------------------------------------------------------------------------------
  NV05-167    49,100      9,945      2,514,010    5,304,857      1,239       210.0       -60.0      158.1
---------------------------------------------------------------------------------------------------------------
  NV05-168    49,100      10,007     2,514,041    5,304,911      1,236       210.0       -60.0      167.1
---------------------------------------------------------------------------------------------------------------
  NV05-169    49,048      9,887      2,513,936    5,304,833      1,234        30.0       -80.0      129.0
---------------------------------------------------------------------------------------------------------------
  NV05-170    49,051      9,938      2,513,964    5,304,876      1,237        30.0       -80.0      143.4
---------------------------------------------------------------------------------------------------------------
  NV05-171    49,053      9,978      2,513,985    5,304,909      1,238       210.0       -70.0      134.1
---------------------------------------------------------------------------------------------------------------
  NV05-172    49,321      9,861      2,514,159    5,304,674      1,212        30.0       -60.0      281.1
---------------------------------------------------------------------------------------------------------------
  NV05-173    49,285      9,972      2,514,184    5,304,788      1,221       210.0       -80.0      248.4
---------------------------------------------------------------------------------------------------------------
  NV05-174    49,361      9,963      2,514,245    5,304,742      1,214       210.0       -55.0      263.1
---------------------------------------------------------------------------------------------------------------
  NV05-175    51,081      9,753      2,515,629    5,303,701      1,188        32.0       -50.0      516.12
---------------------------------------------------------------------------------------------------------------
  NV05-176    49,053      9,978      2,513,985    5,304,909      1,238        30.0       -75.0      233.10
---------------------------------------------------------------------------------------------------------------
  NV05-177    49,100      9,996      2,514,034    5,304,901      1,236        30.0       -80.0      239.10
---------------------------------------------------------------------------------------------------------------
  NV05-178    48,498      9,898      2,513,465    5,305,118      1,223        30.0       -55.0      302.00
---------------------------------------------------------------------------------------------------------------
  NV05-179    48,502      9,802      2,513,420    5,305,032      1,208        30.0       -60.0      212.10
---------------------------------------------------------------------------------------------------------------
  NV05-180    48,998      9,908      2,513,903    5,304,876      1,234        30.0       -80.0      131.40
---------------------------------------------------------------------------------------------------------------
  NV05-181    48,996      9,963      2,513,929    5,304,924      1,237        29.0       -80.0      161.20
---------------------------------------------------------------------------------------------------------------
  NV05-182    48,995      10,012     2,513,952    5,304,968      1,240        30.0       -80.0      218.20
---------------------------------------------------------------------------------------------------------------
  NV05-183    49,149      9,970      2,514,064    5,304,854      1,234        30.0       -80.0      257.20
---------------------------------------------------------------------------------------------------------------
  NV05-184    49,248      9,886      2,514,108    5,304,732      1,221        30.0       -88.0      209.20
---------------------------------------------------------------------------------------------------------------
  NV05-185    49,450      9,948      2,514,314    5,304,685      1,210        31.0       -70.0      164.00
---------------------------------------------------------------------------------------------------------------
  NV05-186    49,499      9,969      2,514,368    5,304,678      1,211        30.0       -65.0      119.00
---------------------------------------------------------------------------------------------------------------
  NV05-187    49,250      9,788      2,514,060    5,304,646      1,214        30.0       -76.0      185.00
---------------------------------------------------------------------------------------------------------------
  NV05-188    49,360      10,015     2,514,269    5,304,788      1,214       210.0       -81.0      236.00
---------------------------------------------------------------------------------------------------------------
  NV05-189    48,400      10,055     2,513,458    5,305,302      1,181        31.0       -60.0      211.50
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV05-190    48,397      10,138     2,513,497    5,305,375      1,175        31.0       -61.0      158.00
---------------------------------------------------------------------------------------------------------------
  NV05-191    47,798      10,151     2,512,986    5,305,687      1,167        30.0       -70.0      197.00
---------------------------------------------------------------------------------------------------------------
  NV05-192    47,802      10,063     2,512,944    5,305,609      1,168        30.0       -70.0      209.00
---------------------------------------------------------------------------------------------------------------
  NV05-194    48,604      9,055      2,513,135    5,304,334      1,222       210.0       -80.0      212.20
---------------------------------------------------------------------------------------------------------------
  NV05-195    51,227      8,373      2,515,065    5,302,432      1,170        30.0       -80.0      278.20
---------------------------------------------------------------------------------------------------------------
  NV05-196    52,190      7,427      2,515,427    5,301,131      1,240       210.0       -75.0      413.66
---------------------------------------------------------------------------------------------------------------
  NV05-197    51,081      9,892      2,515,698    5,303,821      1,177        28.0       -52.0      441.05
---------------------------------------------------------------------------------------------------------------
  NV05-198    48,863      9,994      2,513,829    5,305,018      1,238        30.0       -90.0      221.30
---------------------------------------------------------------------------------------------------------------
  NV05-199    48,863      10,005     2,513,834    5,305,027      1,238        30.0       -45.0      170.10
---------------------------------------------------------------------------------------------------------------
  NV05-200    48,600      9,890      2,513,549    5,305,059      1,221        30.0       -76.0      275.10
---------------------------------------------------------------------------------------------------------------
  NV05-201    48,600      9,891      2,513,549    5,305,060      1,221        30.0       -45.0      200.00
---------------------------------------------------------------------------------------------------------------
  NV05-202    48,605      9,788      2,513,502    5,304,969      1,215        30.0       -73.0      149.10
---------------------------------------------------------------------------------------------------------------
  NV05-203    48,391      9,873      2,513,360    5,305,149      1,211        30.0       -72.0      324.75
---------------------------------------------------------------------------------------------------------------
  NV05-204    48,391      9,874      2,513,360    5,305,150      1,211        30.0       -45.0      161.00
---------------------------------------------------------------------------------------------------------------
  NV05-205    49,448      9,989      2,514,333    5,304,721      1,211        30.0       -63.0      163.50
---------------------------------------------------------------------------------------------------------------
  NV05-206    49,451      10,022     2,514,352    5,304,748      1,207        30.0       -45.0      190.00
---------------------------------------------------------------------------------------------------------------
  NV05-207    49,498      10,016     2,514,390    5,304,720      1,209        30.0       -45.0      166.00
---------------------------------------------------------------------------------------------------------------
  NV05-208    49,555      9,932      2,514,397    5,304,619      1,205        30.0       -70.0      125.00
---------------------------------------------------------------------------------------------------------------
  NV05-209    49,402      9,981      2,514,289    5,304,738      1,212        30.0       -71.0      227.00
---------------------------------------------------------------------------------------------------------------
  NV05-210    49,551      9,998      2,514,427    5,304,678      1,210        30.0       -90.0      209.00
---------------------------------------------------------------------------------------------------------------
  NV05-211    49,285      9,926      2,514,160    5,304,748      1,219       210.0       -80.0      233.00
---------------------------------------------------------------------------------------------------------------
  NV05-212    49,286      9,885      2,514,141    5,304,712      1,217       210.0       -80.0      212.00
---------------------------------------------------------------------------------------------------------------
  NV05-213    48,954      10,007     2,513,914    5,304,984      1,238        30.0       -80.0      263.00
---------------------------------------------------------------------------------------------------------------
  NV05-214    47,999      10,102     2,513,135    5,305,543      1,173        30.0       -80.0      254.00
---------------------------------------------------------------------------------------------------------------
  NV05-215    48,201      10,051     2,513,284    5,305,399      1,176        30.0       -80.0      254.00
---------------------------------------------------------------------------------------------------------------
  NV05-216    48,199      9,721      2,513,118    5,305,114      1,198        30.0       -80.0      200.00
---------------------------------------------------------------------------------------------------------------
  NV05-217    49,799      9,681      2,514,483    5,304,279      1,172        30.0       -60.0      248.00
---------------------------------------------------------------------------------------------------------------
  NV05-218    49,855      9,723      2,514,552    5,304,287      1,173        30.0       -60.0      194.50
---------------------------------------------------------------------------------------------------------------
  NV05-219    49,922      9,712      2,514,605    5,304,245      1,170        30.0       -60.0      266.00
---------------------------------------------------------------------------------------------------------------
  NV05-220    49,996      9,737      2,514,682    5,304,229      1,170        30.0       -70.0      176.00
---------------------------------------------------------------------------------------------------------------
  NV05-221    49,857      9,667      2,514,526    5,304,238      1,170        30.0       -60.0      194.00
---------------------------------------------------------------------------------------------------------------
  NV05-222    48,301      9,854      2,513,272    5,305,178      1,199        30.0       -85.0      239.00
---------------------------------------------------------------------------------------------------------------
  NV05-223    48,301      9,855      2,513,273    5,305,179      1,199        30.0       -45.0      181.50
---------------------------------------------------------------------------------------------------------------
  NV05-224    48,601      9,735      2,513,472    5,304,925      1,220        30.0       -75.0      152.00
---------------------------------------------------------------------------------------------------------------
  NV05-225    48,500      9,757      2,513,396    5,304,994      1,212        30.0       -65.0      146.00
---------------------------------------------------------------------------------------------------------------
  NV05-226    48,400      9,807      2,513,334    5,305,088      1,202        30.0       -58.0      140.00
---------------------------------------------------------------------------------------------------------------
  NV05-227    48,703      9,776      2,513,581    5,304,910      1,220        30.0       -90.0      251.00
---------------------------------------------------------------------------------------------------------------
  NV05-228    50,299      10,144     2,515,148    5,304,430      1,179        30.0       -50.0      61.50
---------------------------------------------------------------------------------------------------------------
  NV05-229    50,655      10,030     2,515,399    5,304,153      1,159        90.0       -45.0      79.50
---------------------------------------------------------------------------------------------------------------
  NV05-230    50,400      10,159     2,515,243    5,304,392      1,156        30.0       -45.0      82.30
---------------------------------------------------------------------------------------------------------------
  NV05-231    50,576      10,214     2,515,422    5,304,352      1,145        88.5       -80.0      80.00
---------------------------------------------------------------------------------------------------------------
  NV05-232    50,577      10,214     2,515,423    5,304,352      1,145        88.5       -45.0      67.30
---------------------------------------------------------------------------------------------------------------
  NV05-233    50,590      10,163     2,515,408    5,304,301      1,151        90.0       -48.0      100.30
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV05-234    50,627      10,126     2,515,423    5,304,251      1,155        90.0       -45.0      70.10
---------------------------------------------------------------------------------------------------------------
  NV05-235    50,560      10,087     2,515,345    5,304,250      1,151        90.0       -65.0      143.00
---------------------------------------------------------------------------------------------------------------
  NV05-236    50,611      10,059     2,515,375    5,304,201      1,157        90.0       -45.0      100.40
---------------------------------------------------------------------------------------------------------------
  NV05-237    50,625      10,186     2,515,451    5,304,303      1,150        90.0       -45.0      82.20
---------------------------------------------------------------------------------------------------------------
  NV05-238    49,760      9,727      2,514,472    5,304,339      1,175        30.0       -60.0      167.00
---------------------------------------------------------------------------------------------------------------
  NV05-239    49,550      10,032     2,514,443    5,304,707      1,209        30.0       -45.0      103.00
---------------------------------------------------------------------------------------------------------------
  NV05-240    49,551      10,014     2,514,435    5,304,692      1,210        30.0       -65.0      90.00
---------------------------------------------------------------------------------------------------------------
  NV05-241    47,814      7,067      2,511,456    5,303,008      1,363       270.0       -45.0      118.50
---------------------------------------------------------------------------------------------------------------
  NV05-242    47,824      7,094      2,511,479    5,303,026      1,358       269.0       -45.0      70.50
---------------------------------------------------------------------------------------------------------------
  NV05-243    47,851      7,089      2,511,500    5,303,008      1,354       270.0       -60.0      95.00
---------------------------------------------------------------------------------------------------------------
  NV05-244    47,856      7,060      2,511,490    5,302,981      1,355       270.0       -60.0      71.00
---------------------------------------------------------------------------------------------------------------
  NV05-245    47,889      7,115      2,511,546    5,303,012      1,342       270.0       -60.0      89.00
---------------------------------------------------------------------------------------------------------------
  NV05-246    49,403      9,975      2,514,287    5,304,732      1,211        30.0       -87.0      209.50
---------------------------------------------------------------------------------------------------------------
  NV05-247    49,402      9,986      2,514,292    5,304,742      1,212        30.0       -54.0      173.40
---------------------------------------------------------------------------------------------------------------
  NV05-248    49,601      9,989      2,514,465    5,304,645      1,209        30.0       -60.0      81.00
---------------------------------------------------------------------------------------------------------------
  NV05-249    50,038      10,021     2,514,860    5,304,454      1,216        30.0       -50.0      63.60
---------------------------------------------------------------------------------------------------------------
  NV05-250    50,044      9,953      2,514,831    5,304,392      1,198        30.0       -50.0      120.00
---------------------------------------------------------------------------------------------------------------
  NV05-251    50,042      9,912      2,514,809    5,304,358      1,191        30.0       -65.0      99.00
---------------------------------------------------------------------------------------------------------------
  NV06-252    47,745      7,806      2,511,767    5,303,682      1,264       210.0       -80.0      407.21
---------------------------------------------------------------------------------------------------------------
  NV06-253    48,995      7,724      2,512,808    5,302,986      1,272       213.0       -70.0      471.07
---------------------------------------------------------------------------------------------------------------
  NV06-254    46,804      8,247      2,511,172    5,304,535      1,210       212.0       -80.0      314.40
---------------------------------------------------------------------------------------------------------------
  NV06-255    48,802      9,709      2,513,634    5,304,802      1,222        30.0       -90.0      131.00
---------------------------------------------------------------------------------------------------------------
  NV06-256    48,897      9,702      2,513,712    5,304,748      1,221        30.0       -90.0      185.00
---------------------------------------------------------------------------------------------------------------
  NV06-257    49,046      9,621      2,513,801    5,304,604      1,207        30.0       -90.0      140.00
---------------------------------------------------------------------------------------------------------------
  NV06-258    48,898      9,652      2,513,688    5,304,704      1,217        30.0       -90.0      100.80
---------------------------------------------------------------------------------------------------------------
  NV06-259    48,895      9,753      2,513,736    5,304,793      1,224        30.0       -90.0      122.00
---------------------------------------------------------------------------------------------------------------
  NV06-260    48,800      9,760      2,513,657    5,304,847      1,226        30.0       -90.0      131.00
---------------------------------------------------------------------------------------------------------------
  NV06-261    48,699      9,722      2,513,551    5,304,865      1,222        30.0       -90.0      131.50
---------------------------------------------------------------------------------------------------------------
  NV06-262    48,548      9,813      2,513,466    5,305,019      1,211        30.0       -90.0      122.00
---------------------------------------------------------------------------------------------------------------
  NV06-263    48,551      9,859      2,513,491    5,305,057      1,219        30.0       -90.0      131.00
---------------------------------------------------------------------------------------------------------------
  NV06-264    48,450      9,885      2,513,417    5,305,130      1,218       211.0       -70.0      134.00
---------------------------------------------------------------------------------------------------------------
  NV06-265    48,351      9,876      2,513,326    5,305,172      1,205        30.0       -80.0      137.10
---------------------------------------------------------------------------------------------------------------
  NV06-266    52,199      8,154      2,515,798    5,301,757      1,157       210.0       -80.0      263.20
---------------------------------------------------------------------------------------------------------------
  NV06-267    48,247      10,021     2,513,309    5,305,349      1,179        30.0       -90.0      149.20
---------------------------------------------------------------------------------------------------------------
  NV06-268    48,248      9,995      2,513,297    5,305,326      1,181       210.0       -60.0      143.40
---------------------------------------------------------------------------------------------------------------
  NV06-269    48,098      10,027     2,513,183    5,305,429      1,178        30.0       -90.0      161.00
---------------------------------------------------------------------------------------------------------------
  NV06-270    49,501      10,101     2,514,435    5,304,792      1,190        30.0       -90.0      68.00
---------------------------------------------------------------------------------------------------------------
  NV06-271    49,470      10,090     2,514,403    5,304,798      1,190        30.0       -90.0      101.20
---------------------------------------------------------------------------------------------------------------
  NV06-272    51,017      9,790      2,515,592    5,303,765      1,180        30.0       -75.0      175.70
---------------------------------------------------------------------------------------------------------------
  NV06-273    51,016      9,769      2,515,581    5,303,747      1,184        30.0       -75.0      185.00
---------------------------------------------------------------------------------------------------------------
  NV06-274    51,016      9,744      2,515,568    5,303,725      1,186        30.0       -75.0      197.00
---------------------------------------------------------------------------------------------------------------
  NV06-275    51,014      9,822      2,515,606    5,303,794      1,181        30.0       -75.0      161.00
---------------------------------------------------------------------------------------------------------------
  NV06-276    51,016      9,847      2,515,620    5,303,814      1,184        30.0       -75.0      197.00
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                       Easting    Northing   elevation    Azimuth     dip down
 Diamond     Local E     Local N      GK faja 2   GK faja 2   (metres)    (wrt GK       from         Length
Drill Hole                           Campo Inch  Campo Inch      HAE      CI north)    vertical     (metres)
---------------------------------------------------------------------------------------------------------------
  NV06-277    51,042      9,744      2,515,591    5,303,712      1,187        30.0       -75.0      212.20
---------------------------------------------------------------------------------------------------------------
  NV06-278    51,039      9,770      2,515,601    5,303,736      1,163        30.0       -75.0      212.00
---------------------------------------------------------------------------------------------------------------
  NV06-279    51,041      9,793      2,515,614    5,303,755      1,183        30.0       -75.0      206.00
---------------------------------------------------------------------------------------------------------------
  NV06-280    51,041      9,818      2,515,627    5,303,777      1,183        30.0       -75.0      218.40
---------------------------------------------------------------------------------------------------------------
  NV06-281    51,042      9,843      2,515,640    5,303,798      1,183        30.0       -75.0      212.00
---------------------------------------------------------------------------------------------------------------
  NV06-282    51,065      9,742      2,515,610    5,303,699      1,187        30.0       -75.0      227.30
---------------------------------------------------------------------------------------------------------------
  NV06-283    51,065      9,772      2,515,625    5,303,725      1,186        30.0       -75.0      227.00
---------------------------------------------------------------------------------------------------------------
  NV06-284    51,065      9,796      2,515,637    5,303,745      1,184        30.0       -75.0      229.20
---------------------------------------------------------------------------------------------------------------
  NV06-285    51,066      9,819      2,515,649    5,303,765      1,183        30.0       -75.0      223.00
---------------------------------------------------------------------------------------------------------------
  NV06-286    51,067      9,845      2,515,663    5,303,787      1,182        30.0       -75.0      206.00
---------------------------------------------------------------------------------------------------------------
  NV06-287    50,338      8,701      2,514,460    5,303,161      1,185       210.0       -45.0      221.00
---------------------------------------------------------------------------------------------------------------
  NV06-288    50,000      8,791      2,514,212    5,303,408      1,166       210.0       -45.0      248.00
---------------------------------------------------------------------------------------------------------------
  NV06-289    50,601      8,851      2,514,762    5,303,159      1,153       210.0       -45.0      248.00
---------------------------------------------------------------------------------------------------------------
  NV06-290    51,002      8,926      2,515,147    5,303,024      1,146       210.0       -45.0      245.00
---------------------------------------------------------------------------------------------------------------
  NV06-291    51,400      8,984      2,515,521    5,302,875      1,144       210.0       -45.0      242.00
---------------------------------------------------------------------------------------------------------------
  NV06-292    51,800      9,000      2,515,875    5,302,689      1,131       210.0       -45.0      251.00
---------------------------------------------------------------------------------------------------------------
  NV06-293    52,202      8,927      2,516,187    5,302,424      1,133       210.0       -45.0      105.50
---------------------------------------------------------------------------------------------------------------
  NV06-294    52,597      8,844      2,516,488    5,302,155      1,125       210.0       -45.0      59.00
---------------------------------------------------------------------------------------------------------------
  NV06-295    51,029      9,796      2,515,606    5,303,764      1,182       210.0       -75.0      206.00
---------------------------------------------------------------------------------------------------------------
  NV06-296    51,055      9,869      2,515,665    5,303,814      1,181       210.0       -75.0      215.00
---------------------------------------------------------------------------------------------------------------
  NV06-297    52,202      8,861      2,516,154    5,302,367      1,135       210.0       -45.0      275.00
---------------------------------------------------------------------------------------------------------------
  NV06-298    52,601      8,765      2,516,452    5,302,085      1,126       210.0       -45.0      110.10
---------------------------------------------------------------------------------------------------------------
                                                                             Total Metres Drilled:   50,646
---------------------------------------------------------------------------------------------------------------

Note coordinates for holes 252 to 298 are provisional pending final surveys by a professional surveyor.

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

Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") of Mendoza, Argentina, was the primary lab for all drill core samples. All samples are weighed on receipt in the sample bag prior to drying and this weight is reported with the analytical data. Sample preparation comprised drying at 90(degree) C for up to 40 hours, followed by crushing of the entire sample to #10 mesh. Next the sample was split down to 1.5 kg with a riffle splitter for pulverization to 85% passing #200 mesh. Between each sample the crusher and the pulverizor were cleaned with barren quartz.

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

QUALITY CONTROL

A comprehensive quality control and quality assurance program for analyses of drill core was put in place well prior to the start of drilling. This program comprises controls including blind certified standards, blanks, core duplicates and a secondary laboratory. The primary laboratory for all drilling samples was Alex Stewart and the secondary lab was ALS-Chemex of La Serena and/or Vancouver. In each set of 42 samples sent to the primary lab a blind high-grade, low-grade, blank and duplicate core sample were included in randomized positions. As of this writing over 687 analyses had been made and reviewed of each standard, blanks and duplicate sample inserted by the Company in the sample stream. Including check samples, over 26,800 samples had been analyzed by the primary laboratory (up to the end of hole 286).

In addition to the above, a systematic program of reanalysis of pulps by a second independent lab has been used throughout the program. Randomly pre-selected samples are sent from the primary laboratory and they include blanks and standards. Two samples from each set of 42 samples, or 4.8% percent of the pulps are therefore being checked. At the time of this writing results were available for 1,216 duplicates.

The purpose of this work is to confirm the reproducibility of the analytical method at a second lab.

Results of the control by the secondary lab and through the inclusion of blanks, standards and duplicates confirm the high quality of the data generated in the drilling program.

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

Sealed sample bags are placed in rice sacks in sequence for shipment to the lab. A record of all samples shipped is kept by the geologist sending the sample shipment. Samples are transported by a contractors directly from the core shack in Gastre to the assay laboratory in Mendoza (some 1,500km). They are not allowed to carry other cargo or make other stops.

GENERAL GEOLOGICAL UNDERSTANDING

Drilling of the Navidad Hill, Galena Hill, Calcite Hill and intervening areas has greatly increased the geological understanding of the main geological units and their relationships. Most of this information was gained by drilling along the Navidad Trend (Barite Hill to Calcite Hill), but advances have also been made at Esperanza and at the Argenta Trend from surface mapping supported by limited drilling. The geology of the Navidad Project is described in a 2003 43-101 report entitled "Exploration of the Navidad Silver-Copper-Lead Property, December 2002 To May 2003, Chubut Province, Argentina, on behalf of IMA Exploration Inc." by Qualified Person Paul Lhotka, Ph.D., P.Geo..

Stratigraphy at the Navidad property is comprised of three primary sedimentary and volcanic units which vary in thickness and composition but can generally be traced across the property. The lowermost unit is comprised of epiclastic, volcaniclastic and volcanic rocks that are virtually always unmineralized and unaltered where they have been tested to date. This is overlain by a volcanic cycle comprising trachyandesitic (or latitic) volcanic rocks, generally with quartz eyes, that is altered and mineralized with silver, lead, and to a lesser degree copper. The trachyandesite sequence comprises massive flows, amygdaloidal flows, flow breccias and volcaniclastic breccias. This unit varies in stratigraphic thickness from a few metres to well over 200 metres. The trachyandesite is in turn overlain by pelitic mudstones and limestones of which the lowermost portion may be highly mineralized with silver, lead, and often zinc. On the southwestern portions of the property (Loma de la Plata and the Argenta trend) the upper unit is dominated by coarse grained, poorly sorted sandstones and conglomerates that are composed predominantly of granitic rock interpreted to be derived from the Paleozoic granites which form the regional basement rocks in the area.

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

The geometry of the mineralization, a gently-dipping, exposed to shallowly-buried zone of significant thickness suggests potential for bulk mining. Hence in determining how to select the mineralized intercepts for tabulation and data manipulation it was decided to use a minimum of approximately 50 g/t silver equivalent including the values of silver and lead in the calculation. The silver equivalent calculation is based on a silver price of US$6.00 per troy ounce and US$0.35 per pound for lead according the formula AgEq = Ag g/t + (Pb% * 10000/250). No adjustments have been made for relative recoveries of the two metals as at this time there is still insufficient information to do so. At this time a definitive "cut-off" grade can not be established since metallurgical and engineering parameters have not been determined. For the purpose of the resource estimates discussed below and the intercepts listed below, a 50 g/t silver equivalent cut-off grade was used. The following intercepts reflect the potential of Galena Hill in a bulk mining scenario. Some higher grade intercept are also shown. These higher grades tend to occur at or near the upper contact of the latite sequence with the overlying mudstones, or even in the lower part of the mudstones.

In total, 56 drill holes have been drilled into the Galena Hill deposit. These holes outline a silver-lead deposit ranging in vertical thickness from about 10 to 115 metres with horizontal dimensions of approximately 400 by 500 metres at generally greater than 50 g/t silver. The top of the mineralized body is exposed at surface in some areas and in other areas is covered by as much as 40 metres of barren sedimentary cap rock. The shape of the mineralized body suggests that it could be bulk mineable. Grade distributions show a zone of high-grade silver values with lesser copper and relatively low lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit, however three holes designed to test this hypothesis failed to find indications of a feeder zone. Moving to the southwest away from this interpreted feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

MINERALIZED INTERCEPTS FROM DRILLHOLES AT THE GALENA HILL DEPOSIT

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV03-03               -45        178.5        3.00    178.50      175.50     80          26       0.00      1.35     0.04
  --------------------------------------------------------------------------------------------------------------------------
         including                              3.00    128.30      125.30     100         33       0.00      1.68     0.05
  --------------------------------------------------------------------------------------------------------------------------
         including                             72.50    107.50       35.00     189         50       0.01      3.47     0.06
  --------------------------------------------------------------------------------------------------------------------------
         including                             86.20     95.45        9.25     294         77       0.01      5.43     0.06
  ==========================================================================================================================
  NV03-04               -45        285.0        2.80    266.70      263.90     156         74       0.00      2.04     0.08
  --------------------------------------------------------------------------------------------------------------------------
         including                              2.80    203.00      200.20     192         92       0.00      2.49     0.11
  --------------------------------------------------------------------------------------------------------------------------
         including                             39.60    176.45      136.85     237        117       0.00      2.99     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             39.60    121.25       81.65     268        142       0.00      3.15     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             39.60     94.70       55.10     283        164       0.00      2.97     0.10
  --------------------------------------------------------------------------------------------------------------------------
         including                             65.00     94.70       29.70     312        190       0.00      3.06     0.10
  --------------------------------------------------------------------------------------------------------------------------
         including                             65.00     83.50       18.50     377        241       0.00      3.40     0.10
  ==========================================================================================================================
  NV03-05               -60        217.7       43.30    126.25       82.95     399        229       0.01      4.24     0.20
  --------------------------------------------------------------------------------------------------------------------------
         including                             46.70    113.25       66.55     465        272       0.01      4.82     0.20
  --------------------------------------------------------------------------------------------------------------------------
         including                             46.70     55.90        9.20     852        579       0.04      6.82     0.36
  ----------------------------------------------------------------------------- --------------------------------------------
         including                             89.00    107.25       18.25     951        503       0.00     11.19     0.36
  ==========================================================================================================================
  NV04-12               -65        220.0       18.80     27.80        9.00     362         42       0.00      8.01     2.56
  --------------------------------------------------------------------------------------------------------------------------
               and                             27.80     35.45        7.65     455         71       0.00      9.60     0.54
  --------------------------------------------------------------------------------------------------------------------------
          combined                             18.80     35.45       16.65     392         54       0.00      8.45     1.55
  --------------------------------------------------------------------------------------------------------------------------
            within                             18.80     60.60       41.80     214         35       0.00      4.46     0.68
  ==========================================================================================================================
  NV04-13               -45        142.7       20.00     64.70       44.70     246        223       0.16      0.56     0.09
  ==========================================================================================================================
  NV04-14               -70        158.0       27.70    142.75      115.05     664        454       0.08      5.26     0.50
  --------------------------------------------------------------------------------------------------------------------------
         including                             27.70     75.10       47.40    1032        776       0.17      6.42     0.92
  --------------------------------------------------------------------------------------------------------------------------
         including                             32.70     50.70       18.00    1631      1,421       0.42      5.24     1.69
  ==========================================================================================================================
  NV04-15               -60        139.6       46.55    115.65       69.10     172        114       0.02      1.46     0.13
  --------------------------------------------------------------------------------------------------------------------------
         including                             47.05     55.55        8.50     723        462       0.08      6.54     0.49
  ==========================================================================================================================
  NV04-16               -55        250.5       63.45     72.45        9.00     133         34       0.00      2.47     0.07
  ==========================================================================================================================
  NV04-17               -85        164.2       21.20     40.20       19.00     408         97       0.01      7.79     0.70
  --------------------------------------------------------------------------------------------------------------------------
         including                             30.20     40.20       10.00     681        162       0.02     12.98     0.42
  ==========================================================================================================================
  NV04-18               -55        274.7      232.00    244.00       12.00     86          70       0.06      0.40     0.01
  ==========================================================================================================================
  NV04-19               -80        188.1       24.00     90.50       66.50     210        100       0.00      2.74     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             25.10     37.10       12.00     293        165       0.02      3.20     0.34
  --------------------------------------------------------------------------------------------------------------------------
         including                             49.35     57.75        8.40     346        177       0.02      4.22     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             74.00     81.55        7.55     362        174       0.00      4.69     0.11
  ==========================================================================================================================
  NV04-20               -70         70.9       35.50     40.60        5.10     128         55       0.02      1.82     0.03
  ==========================================================================================================================


  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV04-21               -45        198.1       42.45    126.00       83.55     340        322       0.23      0.47     0.21
  --------------------------------------------------------------------------------------------------------------------------
         including                             49.95     70.50       20.55     725        703       0.47      0.54     0.40
  ==========================================================================================================================
  NV04-22               -75        193.8       38.65    101.65       63.00     491        418       0.15      1.82     0.32
  --------------------------------------------------------------------------------------------------------------------------
                                               42.50     55.60       13.10     991        923       0.26      1.70     0.56
  ==========================================================================================================================
  NV04-23               -85        191.1       48.40     71.20       22.80     45          26       0.00      0.47     0.02
  ==========================================================================================================================
  NV04-24               -50        145.6        3.00      5.65        2.65     963        918       0.28      1.13     0.18
  ==========================================================================================================================
  NV04-26               -75        134.0       none                             0
  ==========================================================================================================================
  NV04-28               -60        158.0       45.70    134.75       89.05     191        120       0.01      1.77     0.32
  --------------------------------------------------------------------------------------------------------------------------
         including                             45.70     67.75       22.05     49          23      -0.01      0.65     0.90
  --------------------------------------------------------------------------------------------------------------------------
         including                             67.75    134.75       67.00     238        152       0.01      2.14     0.12
  --------------------------------------------------------------------------------------------------------------------------
         including                             68.10     71.55        3.45    1199        761       0.05     10.96     0.60
  --------------------------------------------------------------------------------------------------------------------------
  NV04-29               -80        158.0       28.50     38.65       10.15     145         72       0.00      1.84     0.05
  ==========================================================================================================================
  NV04-30               -80        209.0       44.80     52.70        7.90     92          48      -0.01      1.11     0.04
  ==========================================================================================================================
  NV04-31               -80        296.0        3.05     23.85       20.80     102         52       0.00      1.25     0.05
  --------------------------------------------------------------------------------------------------------------------------
               and                             47.35     78.45       31.10     176         71       0.00      2.62     0.31
  --------------------------------------------------------------------------------------------------------------------------
         including                             73.85     75.95        2.10    1371        619      -0.01     18.82     3.58
  ==========================================================================================================================
  NV04-36               -80         77.0        8.00     57.90       49.90     228        179       0.08      1.21     0.17
  --------------------------------------------------------------------------------------------------------------------------
         including                             35.30     49.30       14.00     248        209       0.10      0.97     0.15
  ==========================================================================================================================
  NV04-37               -80        102.5       12.80     89.10       76.30     191        139       0.04      1.28     0.12
  --------------------------------------------------------------------------------------------------------------------------
         including                             13.80     17.70        3.90     887        597       0.02      7.23     0.58
  ==========================================================================================================================
  NV04-38               -80        107.0       20.70     61.20       40.50     120        105       0.04      0.40     0.10
  --------------------------------------------------------------------------------------------------------------------------
         including                             34.10     52.55       18.45     173        167       0.07      0.15     0.13
  ==========================================================================================================================
  NV04-41               -45        145.2       58.10    129.00       70.90     92          78       0.08      0.33     0.20
  ==========================================================================================================================
  NV04-42               -80        187.9       48.35    161.55      113.20     230        151       0.03      1.98     0.11
  --------------------------------------------------------------------------------------------------------------------------
         including                             67.90    121.90       54.00     360        239       0.04      3.04     0.16
  --------------------------------------------------------------------------------------------------------------------------
         including                            148.90    161.55       12.65     191        122       0.04      1.74     0.11
  ==========================================================================================================================
  NV04-43               -75        230.6       44.20    127.25       83.05     372        153       0.01      5.48     0.90
  --------------------------------------------------------------------------------------------------------------------------
         including                             44.20     89.00       44.80     489        217       0.01      6.81     1.06
  ==========================================================================================================================
  NV04-44               -75        232.9       13.35    103.90       90.55     391        178       0.01      5.33     0.22
  --------------------------------------------------------------------------------------------------------------------------
         including                             13.35     28.90       15.55     796        445       0.02      8.77     0.14
  ==========================================================================================================================
  NV04-45               -80        167.0       43.00     69.85       26.85     569        355       0.00      5.34     0.33
  --------------------------------------------------------------------------------------------------------------------------
         including                             43.00     51.05        8.05    1571        958       0.01     15.31     0.87
  ==========================================================================================================================
  NV04-46               -80        239.0       30.40    167.00      136.60     73          31       0.00      1.06     0.05
  --------------------------------------------------------------------------------------------------------------------------
         including                             30.40     65.00       34.60     122         62       0.00      1.51     0.06
  ==========================================================================================================================
  NV04-47               -75        242.0       12.90    131.00      118.10     119         37       0.00      2.06     0.13
  --------------------------------------------------------------------------------------------------------------------------
         including                             84.50    116.00       31.50     232         60       0.00      4.31     0.25
  ==========================================================================================================================
  NV04-48               -45         67.5       16.50     32.85       16.35     52          31       0.00      0.53     0.18
  --------------------------------------------------------------------------------------------------------------------------
         including                             26.70     31.80        5.10     71          50       0.01      0.54     0.25
  ==========================================================================================================================
  NV04-49               -80         82.8       63.45     82.80       19.35     47          32       0.00      0.38     0.05
  ==========================================================================================================================


  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV04-50               -80        113.0       20.80    101.00       80.20     292        255       0.14      0.93     0.19
  --------------------------------------------------------------------------------------------------------------------------
         including                             20.80     65.00       44.20     409        391       0.23      0.44     0.26
  ==========================================================================================================================
  NV04-51               -45        100.5       64.50     81.85       17.35     281        186       0.05      2.37     0.46
  ==========================================================================================================================
  NV04-52               -45        100.5       16.50     62.55       46.05     296        271       0.10      0.62     0.21
  ==========================================================================================================================
  NV04-53               -50         97.5       15.70     30.80       15.10     81          52       0.04      0.72     0.85
  ==========================================================================================================================
  NV04-56               -45        142.5       19.30    127.75      108.45     106        102       0.08      0.09     0.08
  --------------------------------------------------------------------------------------------------------------------------
         including                             22.50     64.50       42.00     169        164       0.09      0.12     0.08
  ==========================================================================================================================
  NV04-57               -80        245.1       35.90    170.50      134.60     323        158       0.00      4.15     0.34
  --------------------------------------------------------------------------------------------------------------------------
         including                             39.40     61.25       21.85    1075        677       0.03      9.96     0.54
  ==========================================================================================================================
  NV05-175              -50        516.1       47.18    241.63      194.45     366        164       0.01      5.04     0.34
  --------------------------------------------------------------------------------------------------------------------------
         including                             47.18    174.87      127.69     515        225       0.01      7.24     0.50
  --------------------------------------------------------------------------------------------------------------------------
         including                             47.18     97.00       49.82     973        446       0.02     13.17     0.67
  ==========================================================================================================================
  NV05-197             -52         441.1       94.94    168.98      74.04      317        239       0.08      1.97     0.16
  --------------------------------------------------------------------------------------------------------------------------
         including                             94.94    117.36       22.42     486        294       0.03      4.80     0.20
  --------------------------------------------------------------------------------------------------------------------------
               and                            143.23    168.98       25.75     361        348       0.15      0.31     0.20
  ==========================================================================================================================
  NV06-272             -75         175.7       27.06    154.17      127.11     265        129       0.01      3.40     0.25
  --------------------------------------------------------------------------------------------------------------------------
         including                             27.06     93.01       65.95     402        208       0.02      4.85     0.27
  ==========================================================================================================================
  NV06-273             -75         185.0       26.21    122.70       96.49     296        157       0.01      3.49     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             26.21     73.89       47.68     392        238       0.02      3.84     0.15
  ==========================================================================================================================
  NV06-274             -75         197.0        6.88    107.71      100.83     177      119.5       0.02      1.44     0.14
  --------------------------------------------------------------------------------------------------------------------------
         including                             29.46     68.72       39.26     281        221       0.03      1.48     0.25
  ==========================================================================================================================
  NV06-275             -75         161.0       28.50    148.55      120.05     410        218       0.02      4.81     0.73
  --------------------------------------------------------------------------------------------------------------------------
         including                             33.01     60.78       27.77     909        539       0.05      9.26     1.68
  ==========================================================================================================================
  NV06-276             -75         197.0       38.00    137.66       99.66     371        210       0.01      4.02     0.28
  --------------------------------------------------------------------------------------------------------------------------
         including                             38.00     91.60       53.60     428        247       0.01      4.52     0.42
  ==========================================================================================================================
  NV06-277             -75         212.2        3.05    117.62      114.57     215        125       0.00      2.26     0.08
  --------------------------------------------------------------------------------------------------------------------------
         including                              3.05     47.20       44.15     426        266       0.01      4.02     0.11
  --------------------------------------------------------------------------------------------------------------------------
         including                             81.64    117.62       35.98     123         48       0.00      1.87     0.07
  --------------------------------------------------------------------------------------------------------------------------
               and                            167.79    184.41       16.62     294        122       0.02      4.30     1.34
  ==========================================================================================================================
  NV06-278             -75         212.0       31.18    135.80      104.62     321        154       0.01      4.17     0.28
  --------------------------------------------------------------------------------------------------------------------------
         including                             31.18     75.27       44.09     513        290       0.02      5.58     0.18
  ==========================================================================================================================
  NV06-279             -75         206.0       33.00    189.78      156.78     312        121       0.01      4.79     0.73
  --------------------------------------------------------------------------------------------------------------------------
         including                             33.00     74.98       41.98     639        231       0.02     10.20     1.50
  ==========================================================================================================================
  NV06-280             -75         218.4       44.40    162.72      118.32     366        149       0.01      5.41     0.94
  --------------------------------------------------------------------------------------------------------------------------
         including                             50.40     90.38       39.98     463        190       0.00      6.82     1.50
  ==========================================================================================================================
  NV06-281             -75         212.0       57.72    140.00       82.28     308        133       0.01      4.36     0.47
  --------------------------------------------------------------------------------------------------------------------------
         including                             57.72    100.14       42.42     441        185       0.00      6.42     0.85
  ==========================================================================================================================
  NV06-282             -75         227.3       11.30    189.67      178.37     247        124       0.01      3.07     0.48
  --------------------------------------------------------------------------------------------------------------------------
         including                             11.30     89.30       78.00     423        225       0.01      4.96     0.31
  --------------------------------------------------------------------------------------------------------------------------


  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
         including                            177.90    189.67       11.77     338        200       0.02      3.44     0.50
  ==========================================================================================================================
  NV06-283             -75         227.0       27.87    123.01       95.14     317        161       0.01      3.91     0.55
  --------------------------------------------------------------------------------------------------------------------------
         including                             36.76     84.58       47.82     429        250       0.02      4.49     0.25
  --------------------------------------------------------------------------------------------------------------------------
               and                            170.91    188.77       17.86     190        110       0.01      2.00     0.76
  ==========================================================================================================================
  NV06-284             -75         229.2       48.79    177.02      128.23     335        151       0.01      4.61     0.67
  --------------------------------------------------------------------------------------------------------------------------
         including                             57.57     90.44       32.87     891        427       0.01     11.61     1.10
  ==========================================================================================================================
  NV06-285             -75         223.0       41.00    164.34      123.34     345        121       0.01      5.60     1.38
  --------------------------------------------------------------------------------------------------------------------------
         including                             47.00     77.70       30.70     542        192       0.01      8.75     2.80
  ==========================================================================================================================
  NV06-286             -75         206.0       44.90    133.47       88.57     157         71       0.01      2.14     0.40
  --------------------------------------------------------------------------------------------------------------------------
         including                             71.85     95.97       24.12     288        134       0.01      3.84     0.36
  --------------------------------------------------------------------------------------------------------------------------

1.All length weighted average (LWA) results are "uncut"
2.Silver Equivalent is calculated by the formula AgEq=Ag g/t + (Pb% * 10000/250)

NAVIDAD HILL DRILLING RESULTS

Sixty-two drill holes have been completed to date at Navidad Hill and have been very successful in delineating silver-copper-lead mineralization. Two distinct styles of mineralization have been intersected, the first comprises structurally-controlled, sub-vertical, tabular breccia bodies often containing very high grade silver (up to ~10,000 g/t over short intervals) and the second is a stratigraphically controlled body that occurs on the northwest flank of Navidad Hill at or near the contact between trachyandesite volcanic rocks and the overlying mudstones and intercalated volcanic tuffs.

Drilling on the structurally controlled mineralization confirmed that the dip of the structures is near vertical but two somewhat unexpected geological aspects were encountered: firstly, significant amounts of clay alteration (argillic) are present; secondly, in between the known structures there are many areas with minor veins and stockwork veinlets. High silver grades were intersected in some of the structures in the drill holes (see table below); however, in general the grades in the drill holes are significantly less than the average grades of the structures on surface which were often in the range of 5,000 to 20,000 grams per tonne silver. This combination of the features suggests that Navidad Hill should be considered a bulk target rather than as individual high-grade vein targets. Like Galena Hill, intercepts have been calculated at a 50 g/t silver minimum grade again somewhat loosely applied at this early stage. Assuming vertical dips the true width of the mineralized intercept ranges from about 34 to 101m in width. Despite the high base metal grades of the individual structures in the detailed surface sampling and in the core samples the grades of copper and lead over the width of the bulk zone are generally less than 0.3%. This marks a significant difference from the central part of the Galena Hill deposit. Much of Navidad Hill has little lead but the silver equivalent calculation has been shown for all intercepts for comparison and because the stratigraphically controlled mineralization often has significant lead values.

The stratigraphically-controlled mineralization at Navidad Hill occurs on the northwest flank of the hill and is covered by 15 to 30 metres of overlying unmineralized rock. Drill hole NV04-90 intersected this style of mineralization with what is to date the best mineralized intercept recovered from the property (35.8m of 2,850 g/t silver and 3.62% lead). Mineralization occurs in the form of a blanket or gently-dipping, tabular body that is located at or near the contact between the trachyandesite and overlying rocks. Metal-bearing minerals include galena, stromeyerite, chalcopyrite, tetrahedrite, pyrite, sphalerite, chalcocite, Fe-Cu oxides and other oxide species. In several locations, clastic sulphides are noted in the core that are interpreted to indicate transportation of the sulphide-bearing material after it's deposition. This strongly supports the syn-volcanic, syn-sedimentary timing for mineralization that is interpreted. Assuming a generally flat lying orientation, true thicknesses of the intercepts in this zone are from 70 to 100% of the composites tabulated below.

MINERALIZED INTERCEPTS FROM THE NAVIDAD HILL DRILLING

----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
NV03-01                -45         109.5        3.05     61.45       58.40     113       111       0.22      0.06      0.07
----------------------------------------------------------------------------------------------------------------------------
         including                             10.10     31.35       21.25     237       233       0.35      0.09      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                             10.10     17.50        7.40     538       536       0.81      0.07      0.14
----------------------------------------------------------------------------------------------------------------------------
         including                             15.70     16.50        0.80    2690      2678       3.07      0.30      0.24
============================================================================================================================
NV03-02                -45         154.5        2.50     50.50       48.00     100        98       0.15      0.06      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                              5.50      6.45        0.95     868       858       8.07      0.26      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             17.60     25.00        7.40     234       227       0.25      0.16      0.09
----------------------------------------------------------------------------------------------------------------------------
         including                             40.40     41.45        1.05    1332      1320       0.82      0.28      0.14
============================================================================================================================
NV03-06                -45         136.2        3.00     63.20       60.20     165       162       0.26      0.10      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                             23.30     28.80        5.50     433       425       0.74      0.20      0.10
============================================================================================================================
NV03-07                -45         108.9        3.00     86.65       83.65     258       247       0.32      0.27      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                              3.00     40.75       37.75     489       475       0.54      0.35      0.07
----------------------------------------------------------------------------------------------------------------------------
         including                              3.00      6.90        3.90    2011      1998       0.92      0.32      0.07
----------------------------------------------------------------------------------------------------------------------------
         including                             30.85     33.25        2.40    2154      2130       3.34      0.60      0.09
============================================================================================================================
NV03-08                -45         146.0        2.50    146.00      143.50     154       146       0.21      0.20      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                              2.50     71.10       68.60     291       275       0.35      0.40      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                             26.10     40.15       14.05    1152      1084       1.25      1.69      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                             26.10     28.40        2.30    2766      2661       1.64      2.63      0.16
----------------------------------------------------------------------------------------------------------------------------
         including                             35.45     37.20        1.75    3077      3043       4.31      0.86      0.11
============================================================================================================================
NV03-09                -45         106.1        2.50     84.30       81.80     129       125       0.12      0.10      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             21.00     21.70        0.70    5124      5068       0.36      1.41      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             65.25     66.20        0.95    1475      1441       1.62      0.86      0.07
============================================================================================================================
NV03-10                -45         150.7        3.50     78.50       75.00     113       111       0.23      0.05      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                              3.50      9.40        5.90     673       670       1.25      0.09      0.06
============================================================================================================================
NV03-11                -45         133.2        1.52     12.10       10.58      99        98       0.53      0.02      0.12
============================================================================================================================
NV04-54                -50         190.5        3.05    107.40      104.35     128       125       0.20      0.07      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                              3.05     38.50       35.45     303       295       0.51      0.19      0.08
============================================================================================================================
NV04-55                -45         168.8        3.00     63.60       60.60      28        27       0.07      0.04      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                             38.05     43.40        5.35      74        73       0.35      0.03      0.07
----------------------------------------------------------------------------------------------------------------------------
NV04-65                -45         229.5        4.50     23.87       19.37      91        81       0.07      0.25      0.11
----------------------------------------------------------------------------------------------------------------------------
               and                             23.87    130.50      106.63      19        18       0.05      0.02      0.03
----------------------------------------------------------------------------------------------------------------------------
NV04-69                -45         181.3        3.00    103.95      100.95      56        53       0.07      0.07      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             29.43     34.69        5.26      81        78       0.22      0.08      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             63.83     66.05        2.22     233       232       0.02      0.02      0.01
============================================================================================================================
NV04-70                -45         190.3        3.00     87.75       84.75      85        83       0.09      0.04      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             58.30     62.85        4.55     424       421       0.23      0.06      0.04
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
         including                             81.10     87.75        6.65     176       175       0.12      0.03      0.03
============================================================================================================================
NV04-71                -45         172.5        3.00     88.50       85.50      57        56       0.12      0.03      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             69.50     88.50       19.00     150       149       0.15      0.02      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             78.15     85.50        7.35     267       265       0.21      0.05      0.03
============================================================================================================================
NV04-72                -45         223.2        3.00     53.85       50.85      29        26       0.07      0.06      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                             45.01     53.85        8.84      48        46       0.04      0.04      0.02
============================================================================================================================
NV04-73                -45         193.5        3.00     36.40       33.40     126        94       0.04      0.80      0.48
----------------------------------------------------------------------------------------------------------------------------
         including                             28.50     36.40        7.90     340       292       0.17      1.19      0.13
----------------------------------------------------------------------------------------------------------------------------
               and                             58.00     59.40        1.40    3982      3975       0.88      0.16      0.07
============================================================================================================================
NV04-83                -45         169.5        4.50     88.00       83.50      98        97       0.15      0.04      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                             53.00     61.91        8.91     213       211       0.25      0.04      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                             79.50     88.00        8.50     238       237       0.12      0.03      0.00
============================================================================================================================
NV04-84                -45         213.0       13.90     55.50       41.60      57        56       0.17      0.02      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                             22.20     23.53        1.33      99        98       0.26      0.02      0.07
----------------------------------------------------------------------------------------------------------------------------
               and                             77.00     81.97        4.97      57        57       0.17      0.00     -0.01
============================================================================================================================
NV04-85                -45          88.5        4.50     28.80       24.30     144       142       0.21      0.06      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                              4.50      8.20        3.70     694       689       0.68      0.14      0.11
============================================================================================================================
NV04-89                -60          97.5       17.70     28.60       10.90     144       109       0.13      0.89      0.15
============================================================================================================================
NV04-90                -45         106.5       16.50     52.33       35.83    2995      2850       0.90      3.62      0.20
----------------------------------------------------------------------------------------------------------------------------
         including                             33.00     46.45       13.45    7584      7321       2.12      6.56      0.19
----------------------------------------------------------------------------------------------------------------------------
         including                             33.00     40.26        7.26   12413     11995       2.32     10.45      0.19
============================================================================================================================
NV04-97                -60         100.5        7.50     39.24       31.74     202       105       0.01      2.43      0.24
----------------------------------------------------------------------------------------------------------------------------
         including                             25.50     39.24       13.74     359       148       0.03      5.28      0.23
============================================================================================================================
NV04-98                -60          76.7       40.93     67.70       26.77     277       185       0.20      2.30      0.09
============================================================================================================================
NV04-99                -60          88.7       44.60     74.58       29.98     260       188       0.14      1.80      0.08
----------------------------------------------------------------------------------------------------------------------------
         including                             44.60     61.70       17.10     402       280       0.16      3.05      0.09
============================================================================================================================
NV04-100               -60         130.7       23.45     65.19       41.74     494       390       0.22      2.61      0.09
----------------------------------------------------------------------------------------------------------------------------
         including                             40.60     49.70        9.10     957       718       0.32      5.97      0.12
============================================================================================================================
NV04-101               -60         109.7       none
============================================================================================================================
NV04-102               -60         122.0       47.78     63.59       15.81     187       116       0.09      1.78      0.27
----------------------------------------------------------------------------------------------------------------------------
         including                             56.00     63.59        7.59     226       191       0.17      0.87      0.11
============================================================================================================================
NV04-103               -60          79.8       11.02     16.80        5.78      71        63       0.05      0.21      0.33
============================================================================================================================
NV04-104               -60         100.3       38.45     51.60       13.15    1521      1489       0.09      0.80      0.09
============================================================================================================================
NV04-109               -60         133.5        3.00    105.06      102.06      79        73       0.13      0.15      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                              3.00     50.07       47.07      93        88       0.13      0.12      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                             20.66     50.07       29.41     115       111       0.14      0.11      0.04
============================================================================================================================
NV04-110               -45         100.5        3.00     64.50       61.50     139       128       0.17      0.27      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                              3.00     21.46       18.46     343       312       0.43      0.77      0.07
----------------------------------------------------------------------------------------------------------------------------
         including                             16.12     21.46        5.34    1110      1006       1.39      2.59      0.18
============================================================================================================================


----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
NV04-111               -65          35.0        3.00     35.00       32.00      31        28       0.05      0.06      0.07
============================================================================================================================
NV04-112               -45          85.5        6.00     64.68       58.68     222       208       0.22      0.35      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                              6.00     16.26       10.26     401       375       0.71      0.67      0.17
----------------------------------------------------------------------------------------------------------------------------
         including                             28.87     43.65       14.78     357       324       0.26      0.83      0.03
============================================================================================================================
NV04-113               -45          76.5        4.50     28.75       24.25      61        60       0.46      0.03      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                              4.50     10.50        6.00     110       109       0.87      0.03      0.04
============================================================================================================================
NV04-114               -60          62.1        5.56     39.28       33.72      73        57       0.09      0.39      0.12
----------------------------------------------------------------------------------------------------------------------------
         including                              6.50     12.75        6.25     104        83       0.16      0.51      0.17
============================================================================================================================
NV04-115               -60          62.0        8.00     18.05       10.05     165       151       0.04      0.35      0.13
============================================================================================================================
NV04-116               -60          70.7       15.00     45.40       30.40     325       243       0.32      2.04      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                             15.00     36.42       21.42     436       322       0.39      2.85      0.13
============================================================================================================================
NV04-117               -45         109.5       25.50     53.65       28.15    1154      1115       0.45      0.98      0.13
----------------------------------------------------------------------------------------------------------------------------
         including                             42.04     48.01        5.97    4677      4579       1.82      2.47      0.14
============================================================================================================================
NV04-118               -60          80.0       44.00     51.62        7.62     186       155       0.09      0.79      0.11
============================================================================================================================
NV04-119               -60          77.1       44.10     55.30       11.20     132        92       0.03      1.00      0.35
============================================================================================================================
NV04-120               -60          95.0        7.12     65.65       58.53      55        47       0.07      0.22      0.25
----------------------------------------------------------------------------------------------------------------------------
         including                             26.00     31.24        5.24     102        84       0.04      0.43      0.18
----------------------------------------------------------------------------------------------------------------------------
               and                             62.80     65.65        2.85     254       242       0.23      0.30      0.05
============================================================================================================================
NV04-132               -60         127.8       49.55     56.75        7.20      66        31       0.05      0.86      0.31
----------------------------------------------------------------------------------------------------------------------------
               and                             96.71    101.00        4.29      82        62       0.10      0.50      0.04
============================================================================================================================
NV04-133               -60         184.8       94.80    105.32       10.52      95        80       0.14      0.38      0.03
----------------------------------------------------------------------------------------------------------------------------
               and                            153.97    172.80       18.83     117       113       0.13      0.11      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                            163.80    167.70        3.90     465       450       0.30      0.36      0.11
============================================================================================================================
NV05-139               -70          80.0       26.00     43.84       17.84    1070      1037       2.00      0.82      0.12
----------------------------------------------------------------------------------------------------------------------------
         including                             36.20     42.90        6.70    2391      2373       4.98      0.43      0.08
============================================================================================================================
NV05-140               -60          80.0       29.00     61.71       32.71     109        85       0.09      0.62      0.09
----------------------------------------------------------------------------------------------------------------------------
         including                             29.00     41.56       12.56     232       171       0.14      1.52      0.12
============================================================================================================================
NV05-141               -60          80.0        8.00     34.45       26.45     177       149       0.07      0.72      0.25
----------------------------------------------------------------------------------------------------------------------------
         including                             19.15     24.13        4.98     463       411       0.13      1.31      0.16
============================================================================================================================
NV05-142               -60          77.0       11.00     45.45       34.45    1285      1220       1.04      1.64      0.18
----------------------------------------------------------------------------------------------------------------------------
         including                             23.00     43.22       20.22    2034      1979       1.67      1.39      0.15
============================================================================================================================
NV05-157               -60         131.1       14.10     63.88       49.78     101        53       0.06      1.20      0.19
----------------------------------------------------------------------------------------------------------------------------
         including                             14.10     37.56       23.46     169        70       0.03      2.48      0.40
============================================================================================================================
NV05-158               -60         104.1       35.10     68.10       33.00     111        90       0.09      0.51      0.30
----------------------------------------------------------------------------------------------------------------------------
         including                             47.10     65.10       18.00     177       147       0.15      0.75      0.07
============================================================================================================================
NV05-159               -60         137.5       14.10     92.94       78.84      65        52       0.06      0.34      0.15
----------------------------------------------------------------------------------------------------------------------------
         including                             14.10     50.92       36.82      86        65       0.05      0.51      0.30
============================================================================================================================
NV05-160               -60         128.2       29.15     33.26        4.11     668       623       0.33      1.12      0.14
============================================================================================================================


----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
NV05-161               -60          83.1        3.05     21.16       18.11      61        44       0.05      0.44      0.14
============================================================================================================================
NV05-217               -60         248.0      137.00    141.15        4.15      55        46       0.27      0.21      0.07
============================================================================================================================
NV05-218               -60         194.5       63.79     74.84       11.05     214        47       0.04      4.16      0.04
============================================================================================================================
NV05-219               -60         266.0       58.89     60.87        1.98     678       436       0.15      6.05      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                             81.17    102.87       21.70      78        67       0.06      0.28      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             81.17     89.15        7.98     112        92       0.08      0.48      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             94.17    102.87        8.70      77        72       0.08      0.12      0.02
============================================================================================================================
NV05-220               -70         176.0       66.65     93.92       27.27     136        80       0.04      1.40      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             66.65     68.75        2.10     325        79       0.02      6.14      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                             90.68     93.92        3.24     390       389       0.23      0.02      0.02
============================================================================================================================
NV05-221               -60         194.0       none
============================================================================================================================
NV05-238               -60         167.0       57.61     61.46        3.85      46        14      -0.01      0.78      0.99
----------------------------------------------------------------------------------------------------------------------------
               and                            119.00    134.86       15.86      51        49       0.04      0.06      0.02
============================================================================================================================
NV05-248               -60          81.0       24.00     41.14       17.14     171       136       0.18      0.86      0.27
----------------------------------------------------------------------------------------------------------------------------
         including                             28.24     34.99        6.75     279       243       0.29      0.89      0.25
============================================================================================================================
NV05-249               -50          63.6        3.00      8.73        5.73      62        62       0.09      0.00      0.05
============================================================================================================================
NV05-250               -50         120.0        3.00      9.29        6.29     118       113       0.13      0.11      0.07
----------------------------------------------------------------------------------------------------------------------------
               and                             28.26     35.87        7.61      61        59       0.19      0.05      0.04
============================================================================================================================
NV05-251               -65          99.0       34.17     41.19        7.02      54        54       0.11      0.01      0.03
----------------------------------------------------------------------------------------------------------------------------

1. All length weighted average (LWA) results are "uncut"
2. Silver Equivalent is calculated by the formula AgEq=Ag g/t + (Pb% *
   10000/250)

CALCITE HILL DRILLING RESULTS

Sixty  drill  holes  have  been  completed  to date on  Calcite  Hill  and  have demonstrated the presence of a significant mineralized body. Mineralization encountered at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. Mineralization at Calcite Hill has now been defined over a strike length of 500m and varies in horizontal width from approximately 50 to 150 metres and vertical thickness from 10 to 110 metres.

MINERALIZED INTERCEPTS FROM CALCITE HILL DRILLING

----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
NV04-88                -80         192.3       70.30    142.63       72.33     340        202       0.05      3.45      0.12
----------------------------------------------------------------------------------------------------------------------------
         including                             81.61    142.63       61.02     341        226       0.05      2.87      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                             70.30    110.92       40.62     327         89       0.02      5.95      0.21
----------------------------------------------------------------------------------------------------------------------------
         including                            110.92    123.36       12.44     693        672       0.14      0.50      0.01
============================================================================================================================
NV04-121               -70         149.1       none
============================================================================================================================
NV04-122               -70         253.5      152.27    199.83       40.78      79         70       0.08      0.23      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                            179.61    199.83       20.22     114        102       0.13      0.29      0.02
============================================================================================================================
NV04-123               -70         199.9       none
============================================================================================================================
NV04-124               -80         209.3       72.45    195.05      122.60     224        195       0.09      0.74      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                             72.45    104.00       31.55     574        476       0.13      2.46      0.03
----------------------------------------------------------------------------------------------------------------------------
               and                             86.22     87.67        1.45   5,922      5,761       0.75      4.05      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                            116.50    127.76       11.26     313        308       0.17      0.13      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                            145.70    149.82        4.12     134        129       0.06      0.12      0.00
----------------------------------------------------------------------------------------------------------------------------
         including                            176.47    180.71        4.24     526        500       0.27      0.63      0.05
============================================================================================================================
NV04-125               -80         167.1       none
============================================================================================================================
NV04-126               -50         283.5       87.40    283.50      196.10     131        113       0.05      0.44      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                             87.40    187.66      100.26     189        156       0.05      0.83      0.21
----------------------------------------------------------------------------------------------------------------------------
         including                            120.72    187.66       66.94     252        228       0.07      0.61      0.00
----------------------------------------------------------------------------------------------------------------------------
   ends in mineral                            270.17    283.50       13.33     232        232       0.06     -0.01      0.00
============================================================================================================================
NV05-134               -70         281.0       71.10    106.01       34.91      82         60       0.05      0.55      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             90.11    106.01       15.90     103        102       0.09      0.04      0.00
============================================================================================================================
NV05-135               -70         266.0       54.43     84.87       30.44      79         43       0.06      0.89      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             54.43     65.27       10.84     180         82       0.12      2.44      0.07
----------------------------------------------------------------------------------------------------------------------------
               and                            110.57    110.81        0.24    2954      2,954       0.28     -0.01      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            222.39    224.88        2.49     372        367       0.11      0.14      0.00
============================================================================================================================
NV05-136               -70         251.0       none
============================================================================================================================
NV05-137               -80         262.0       60.59     73.05       12.46      71         13       0.00      1.45      0.02
============================================================================================================================
NV05-138               -56         250.0       87.74    211.00      123.26     182        139       0.09      1.07      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                            155.50    160.00        4.50     671        654       0.31      0.42      0.00
----------------------------------------------------------------------------------------------------------------------------
               and                            192.50    211.00       18.50     393        387       0.13      0.15      0.01
============================================================================================================================
NV05-143               -55         268.8       82.30    211.39      129.09     131        125       0.05      0.16      0.00
----------------------------------------------------------------------------------------------------------------------------
         including                             82.30     88.04        5.74     222        117       0.07      2.64      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            116.30    126.56       10.26    1264       1257       0.35      0.18      0.02
----------------------------------------------------------------------------------------------------------------------------
          combined                             82.30    128.86       46.56     316        300       0.10      0.39      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            190.31    200.45       10.14     159        157       0.14      0.06      0.00
============================================================================================================================
NV05-144               -65         260.1       69.27     82.62       13.35      51         19       0.00      0.80      0.37
============================================================================================================================


----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
NV05-145               -65         250.7       68.54     76.60        8.06      61         16       0.00      1.12      0.52
============================================================================================================================
NV05-146               -60         199.8       55.50     83.39       27.89      47         34       0.06      0.32      0.17
----------------------------------------------------------------------------------------------------------------------------
         including                             71.35     83.39       12.04      58         59       0.14     -0.01      0.04
----------------------------------------------------------------------------------------------------------------------------
               and                            150.68    153.70        3.02     313        297       0.10      0.41      0.03
============================================================================================================================
NV05-147               -70         191.1       74.10     87.72       13.62      39         37       0.07      0.06      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            163.37    170.10        6.73      46         43       0.10      0.07      0.03
============================================================================================================================
NV05-148               -80         170.1       77.87    160.85       82.98     258        209       0.08      1.23      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                            115.81    120.40        4.59    1244       1197       0.23      1.16      0.01
============================================================================================================================
NV05-149               -80         221.1       70.97    195.17      124.20     146        135       0.09      0.29      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             90.66    131.30       40.64     238        229       0.09      0.21      0.01
============================================================================================================================
NV05-150               -80         188.1       70.17     75.53        5.36      65         35      -0.01      0.75      0.08
----------------------------------------------------------------------------------------------------------------------------
               and                             83.69     92.18        8.49     110         38       0.02      1.81      0.00
----------------------------------------------------------------------------------------------------------------------------
          combined                             70.17     92.18       22.01      70         25       0.00      1.13      0.25
============================================================================================================================
NV05-151               -80         176.1       60.24    140.46       80.22     277        246       0.09      0.78      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                             77.10    140.46       63.36     331        309       0.12      0.56      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                            107.10    132.43       25.33     483        476       0.21      0.17      0.03
============================================================================================================================
NV05-152               -80         221.1       68.10    119.40       51.30     101         89       0.13      0.31      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             76.04     81.96        5.92     282        249       0.57      0.82      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            117.22    119.40        2.18    1219       1218       0.54      0.02      0.07
============================================================================================================================
NV05-162               -55         274.8       86.53    118.80       32.27     181        176       0.15      0.13      0.00
----------------------------------------------------------------------------------------------------------------------------
         including                            112.67    118.80        6.13     726        721       0.35      0.12      0.00
============================================================================================================================
NV05-163               -70         215.1       64.80     80.33       15.53     196        149       0.08      1.17      0.10
============================================================================================================================
NV05-164               -70         195.6       75.10     95.76       20.66      25         24       0.14      0.03      0.01
----------------------------------------------------------------------------------------------------------------------------
               and                            139.97    143.75        3.78      81         76       0.25      0.13      0.04
============================================================================================================================
NV05-165               -70         170.1       45.49     96.05       50.56     139        102       0.21      0.92      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             58.77     72.32       13.55     269        240       0.21      0.71      0.04
============================================================================================================================
NV05-166               -65         146.1       46.60    108.22       61.62      51         44       0.11      0.18      0.04
----------------------------------------------------------------------------------------------------------------------------
         including                             46.60     59.10       12.50     117         92       0.14      0.61      0.10
----------------------------------------------------------------------------------------------------------------------------
               and                             89.10    108.22       19.12      60         55       0.13      0.14      0.02
============================================================================================================================
NV05-167               -60         158.1       83.94    113.55       29.61     451        236       0.06      5.38      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                             83.94     88.80        4.86    1618       1251       0.36      9.19      0.09
----------------------------------------------------------------------------------------------------------------------------
               and                             99.66    113.55       13.89     375         60       0.01      7.87      0.06
============================================================================================================================
NV05-168               -60         167.1       86.10     87.70        1.60     197         53       0.11      3.60      0.02
----------------------------------------------------------------------------------------------------------------------------
               and                            113.10    164.10       51.00     169        168       0.26      0.04      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                            128.95    142.32       13.37     333        333       0.58      0.01      0.08
============================================================================================================================
NV05-169               -80         129.0       80.45    107.40       26.95      84         48       0.01      0.89      0.06
============================================================================================================================
NV05-170               -80         143.4       83.52    134.40       50.88     201        124       0.18      1.93      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                             83.52    110.21       26.69     329        183       0.19      3.66      0.05
----------------------------------------------------------------------------------------------------------------------------
               and                            117.76    134.40       16.64      84         83       0.24      0.02      0.02
============================================================================================================================
NV05-171               -70         134.1       89.65    133.52       43.87     284        171       0.16      2.82      0.04
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
         including                             95.50    113.85       18.35     424        220       0.21      5.11      0.05
============================================================================================================================
NV05-172               -60         281.1       89.10    101.29       12.19     110         67       0.05      1.07      0.07
============================================================================================================================
NV05-173               -80         248.4       69.31     80.80       11.49     166        127       0.05      0.96      0.03
----------------------------------------------------------------------------------------------------------------------------
               and                            204.50    220.33       15.83      50         50       0.06     -0.01     -0.01
============================================================================================================================
NV05-174               -55         263.1       84.53    129.50       44.97      91         35       0.03      1.41      0.28
----------------------------------------------------------------------------------------------------------------------------
         including                            111.50    129.50       18.00      85         57       0.07      0.70      0.00
============================================================================================================================
NV05-176               -75         233.1       95.65    206.10      110.45      39         28       0.07      0.28      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             95.65    116.64       20.99     122         63       0.02      1.46      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                            107.50    116.64        9.14     178         89       0.02      2.22      0.04
============================================================================================================================
NV05-177               -80         239.1       86.04     89.57        3.53     126         25       0.00      2.51      0.03
----------------------------------------------------------------------------------------------------------------------------
               and                            213.18    218.10        4.92     102         94       0.17      0.19      0.09
============================================================================================================================
NV05-180               -80         131.4      104.40    113.40        9.00     127        119       0.07      0.20      0.03
============================================================================================================================
NV05-181               -80         161.2        3.00     19.02       16.02      50         36      -0.01      0.34      0.19
----------------------------------------------------------------------------------------------------------------------------
               and                             93.83    122.20       28.37      38         25       0.02      0.32      0.08
============================================================================================================================
NV05-182               -80         218.2      123.07    156.81       33.74      40         39       0.13      0.02      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                            123.07    128.20        5.13      57         57       0.26      0.01      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                            145.96    156.81       10.85      72         71       0.11      0.03      0.02
============================================================================================================================
NV05-183               -80         257.2      154.69    159.71        5.02      47         47       0.09      0.01     -0.01
----------------------------------------------------------------------------------------------------------------------------
               and                            196.75    201.00        4.25      68         67       0.10      0.02      0.02
============================================================================================================================
NV05-184               -88         209.2       82.66    176.20       93.54     128         97       0.04      0.77      0.02
----------------------------------------------------------------------------------------------------------------------------
         including                             94.90     99.82        4.92     858        712       0.32      3.65      0.05
----------------------------------------------------------------------------------------------------------------------------
         including                            120.14    124.07        3.93     344        333       0.13      0.29      0.00
============================================================================================================================
NV05-185               -70         164.0      106.97    143.00       36.03      80         71       0.29      0.23      0.06
----------------------------------------------------------------------------------------------------------------------------
         including                            106.97    111.22        4.25     280        256       0.66      0.61      0.16
----------------------------------------------------------------------------------------------------------------------------
               and                             58.25     59.81        1.56    5231       5106       1.38      3.12      0.27
============================================================================================================================
NV05-186               -65         119.0       43.50    100.20       56.70     121         82       0.12      0.99      0.19
----------------------------------------------------------------------------------------------------------------------------
         including                             44.70     53.10        8.40     505        259       0.08      6.15      0.68
============================================================================================================================
NV05-187               -76         185.0        none                            0
============================================================================================================================
NV05-188               -81         236.0      184.16    200.00       15.84     169        168       0.21      0.01      0.04
============================================================================================================================
NV05-205               -63         163.5       63.48     80.98       17.50      69         64       0.12      0.12      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                             63.48     76.26       12.78      83         76       0.16      0.16      0.04
----------------------------------------------------------------------------------------------------------------------------
               and                            108.40    129.52       21.12      36         35       0.18      0.04      0.05
============================================================================================================================
NV05-206               -45         190.0       72.81     78.94        6.13      58         38       0.01      0.51      0.44
============================================================================================================================
NV05-207               -45         166.0       48.13     75.19       27.06     496        407       0.34      2.21      0.28
----------------------------------------------------------------------------------------------------------------------------
         including                             64.40     70.48        6.08     909        903       0.87      0.15      0.20
============================================================================================================================
NV05-208               -70         125.0       63.54     93.50       29.96      78         76       0.30      0.05      0.03
----------------------------------------------------------------------------------------------------------------------------
         including                             78.65     93.50       15.14     135        133       0.45      0.05      0.02
============================================================================================================================
NV05-209               -71         227.0      148.10    167.97       21.27     554        545       0.22      0.21      0.08
============================================================================================================================
NV05-210               -90         209.0       41.23     48.50        7.27     209         68       0.03      3.53      1.90
============================================================================================================================

----------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
----------------------------------------------------------------------------------------------------------------------------
NV05-211               -80         233.0      128.35    190.85       62.50      87         84       0.04      0.09      0.01
----------------------------------------------------------------------------------------------------------------------------
         including                            128.35    131.81        3.46     764        762       0.15      0.06      0.01
----------------------------------------------------------------------------------------------------------------------------
               and                            164.15    184.50       20.35      83         80       0.05      0.08      0.01
============================================================================================================================
NV05-212               -80         212.0      142.35    176.25       33.90      93         86       0.07      0.16      0.00
----------------------------------------------------------------------------------------------------------------------------
         including                            169.03    176.25        7.22     241        216       0.21      0.62      0.03
============================================================================================================================
NV05-239               -45         103.0       36.43     67.00       30.57     165        161       0.11      0.08      0.09
----------------------------------------------------------------------------------------------------------------------------
         including                             36.43     38.63        2.20     165        120       0.41      1.13      0.61
----------------------------------------------------------------------------------------------------------------------------
               and                             60.27     67.00        6.73     662        661       0.16      0.00      0.02
============================================================================================================================
NV05-240               -65          90.0       34.67     55.40       20.73     112        108       0.22      0.10      0.11
----------------------------------------------------------------------------------------------------------------------------
         including                             34.67     38.69        4.02     465        453       0.31      0.28      0.32
----------------------------------------------------------------------------------------------------------------------------
               and                             51.92     55.40        3.48      69         68       0.58      0.02      0.05
============================================================================================================================
NV05-246               -87         209.5      184.81    193.74        8.93      53         52       0.10      0.01      0.02
============================================================================================================================
NV05-247               -54         173.4      101.14    105.32        4.18      67         65       0.14      0.06      0.02
============================================================================================================================
NV06-270               -90          68.0       21.52     31.38        9.86     431        401       0.08      0.75      0.29
============================================================================================================================
NV06-271               -90         101.2       34.72     48.35       13.63      90         48       0.01      1.04      0.45
============================================================================================================================

1. All length weighted average (LWA) results are "uncut"
2. Silver Equivalent is calculated by the formula AgEq = Ag g/t + (Pb% * 10000/250)


CALCITE HILL NW DRILLING RESULTS

Thirty-seven drill holes have been completed to date on Calcite Hill NW and have demonstrated the presence of a significant mineralized body. Mineralization encountered at Calcite Hill NW is somewhat different that other zones in Navidad Trend in that the mineralization is concentrated in and near a distinctive sedimentary tuff-breccia unit stratigraphically some 40m above the typical position at the trachyandesite-sedimentary contact. Directly underlying the main mineralization is a sequence of fine grained pelitic sediments with significant amounts of interbedded coal. The distinctive tuff bed outcrops to the west of the drilled area and is associated with a strong silver and lead soil anomaly. In the sub-surface it has been traced over a plan area of approximately 1400m long oriented northwest by about 550m. The mineralized bed lies in the core of a general syncline with the coal underlying it. The mineralized bed, and also the coal bed, thicken towards the axis of the syncline suggesting it was a depositional feature and not just created by the gentle fold observed.

Mineralization comprises minor amounts of galena and minor amounts of pyrite as beds and disseminations in sandstones to mudstones as well as within the tuff breccia. At the base of the tuff-breccia is a very distinctive black massive mud bed with volcanic fragments which generally contains abundant galena of distinctive elongated crystals not seen elsewhere. This bed has been called the "Galena Marker". Occasionally minor amounts of green copper oxides or chalcopyrite are noted in the tuff-breccia or sedimentary rocks above the Galena Marker. Analytical results show that higher silver values are often associated with slightly elevated copper values in preference to a direct correlation with lead. Towards the southeast the stratigraphy and Galena Marker remain open but the silver to lead ratio drops notably. The thickest and highest silver grade areas appears to be coincident with the approximate centre of the known distribution of the host tuff-breccia. Argillic alteration is associated with the mineralized beds.

MINERALIZED INTERCEPTS FROM CALCITE HILL NW DRILLING

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV05-178             -55         302.0       68.00    112.80       44.80     126         96       0.03      0.76      0.07
  ---------------------------------------------------------------------------------------------------------------------------
         including                             71.00    101.00       30.00     143        122       0.04      0.52     -0.01
  ===========================================================================================================================
  NV05-179             -60         212.1       43.10     68.10       25.00     263        251       0.08      0.32      0.01
  ---------------------------------------------------------------------------------------------------------------------------
         including                             56.10     58.78        2.68    1961       1909       0.58      1.31      0.09
  ===========================================================================================================================
  NV05-189             -60         211.5       55.50     68.82       13.32     72          30       0.03      1.07      0.10
  ===========================================================================================================================
  NV05-190             -61         158.0       48.67     53.10        4.43     229        107       0.00      3.06      0.08
  ===========================================================================================================================
  NV05-191             -70         197.0        8.00     30.86       22.86     52          36       0.01      0.40      0.17
  ---------------------------------------------------------------------------------------------------------------------------
         including                             26.00     30.86        4.86     113         81       0.03      0.80      0.04
  ---------------------------------------------------------------------------------------------------------------------------
               and                             43.51     44.47        0.96     199         46       0.07      3.83      0.10
  ---------------------------------------------------------------------------------------------------------------------------
               and                             76.81     84.66        7.85     87          49       0.00      0.96      0.04
  ===========================================================================================================================
  NV05-192             -70         209.0       17.82     22.07        4.25     70          19      -0.01      1.29      0.03
  ---------------------------------------------------------------------------------------------------------------------------
               and                             36.50     39.08        2.58     84          26       0.00      1.44      0.57
  ---------------------------------------------------------------------------------------------------------------------------
               and                             97.78    101.74        3.96     108         26       0.00      2.06      0.58
  ===========================================================================================================================
  NV05-198             -90         221.3        0.00      7.40        7.40    1057       1019       0.01      0.97      1.20
  ---------------------------------------------------------------------------------------------------------------------------
               and                              7.40     32.30       24.90     48          13      -0.01      0.86      0.09
  ---------------------------------------------------------------------------------------------------------------------------
               and                            106.75    108.83        2.08     133         52      -0.01      2.04      0.18
  ===========================================================================================================================
  NV05-199             -45         170.1        0.00     53.10       53.10     95          52      -0.01      1.09      0.12
  ---------------------------------------------------------------------------------------------------------------------------
         including                              0.00     31.11       31.11     124         66      -0.01      1.44      0.19
  ---------------------------------------------------------------------------------------------------------------------------
         including                             21.41     31.11        9.70     266        141      -0.01      3.11      0.03
  ===========================================================================================================================
  NV05-200             -76         275.1       86.35     91.20        4.85     107         41      -0.01      1.64      0.31
  ===========================================================================================================================
  NV05-201             -45         200.0       58.28     72.78       14.50     47           7       0.00      0.99      0.03
  ---------------------------------------------------------------------------------------------------------------------------
               and                            118.26    140.76       22.50     213        102       0.03      2.79      0.09
  ---------------------------------------------------------------------------------------------------------------------------
         including                            129.02    140.76       11.74     321        166       0.05      3.86      0.04
  ===========================================================================================================================
  NV05-202             -73         149.1       61.15     71.10        9.95     458        449       0.08      0.24      0.01
  ===========================================================================================================================
  NV05-203             -72         324.8       47.00     75.96       28.96     166        154       0.06      0.32      0.01
  ---------------------------------------------------------------------------------------------------------------------------
         including                             59.00     71.00       12.00     336        335       0.14      0.01      0.01
  ===========================================================================================================================
  NV05-204             -45         161.0       71.00    119.12       48.12     65          60       0.02      0.14      0.00
  ---------------------------------------------------------------------------------------------------------------------------
         including                             71.00     77.00        6.00     120        113       0.03      0.18      0.00
  ---------------------------------------------------------------------------------------------------------------------------
               and                            113.00    119.12        6.12     329        307       0.04      0.57      0.04
  ===========================================================================================================================
  NV05-213             -80         263.0        1.50     26.00       24.50     59          42      -0.01      0.42      0.08
  ---------------------------------------------------------------------------------------------------------------------------
               and                             98.50    104.90        6.40     103         97       0.00      0.16      0.08
  ===========================================================================================================================
  NV05-214             -80         254.0       20.00     51.18       31.18     30          19       0.02      0.27      0.05
  ---------------------------------------------------------------------------------------------------------------------------
               and                            117.18    119.96        2.78     383        238       0.04      3.61      0.03
  ===========================================================================================================================
  NV05-215             -80         254.0       43.13     62.32       19.19     139        111       0.09      0.70      0.14
  ===========================================================================================================================
  NV05-216             -80         200.0        none
  ===========================================================================================================================
  NV05-222             -85         239.0       18.54     43.62       23.62     86          59       0.09      0.68      0.05
  ---------------------------------------------------------------------------------------------------------------------------
         including                             18.54     24.55        6.01     80          69       0.03      0.29      0.03
  ---------------------------------------------------------------------------------------------------------------------------
               and                             31.25     32.68        1.43     652        563       0.21      2.23      0.06
  ---------------------------------------------------------------------------------------------------------------------------
               and                             38.55     43.62        5.07     92          35       0.02      1.42      0.20
  ===========================================================================================================================

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV05-223             -45         181.5       15.35     78.00       62.65     103         88       0.02      0.39      0.05
  ---------------------------------------------------------------------------------------------------------------------------
         including                             57.17     59.80        2.63     375        299       0.21      1.89      0.09
  ---------------------------------------------------------------------------------------------------------------------------
               and                             73.85     78.00        4.15    1001        972       0.12      0.71      0.05
  ===========================================================================================================================
  NV05-224             -75         152.0       43.57     66.72       23.15     127         92       0.03      0.87      0.03
  ---------------------------------------------------------------------------------------------------------------------------
         including                             55.73     66.72       10.99     216        181       0.06      0.89      0.04
  ---------------------------------------------------------------------------------------------------------------------------
         including                             55.73     62.34        6.61     301        281       0.10      0.48      0.01
  ===========================================================================================================================
  NV05-225             -65         146.0       46.92     63.16       16.24     122        101       0.04      0.52      0.06
  ---------------------------------------------------------------------------------------------------------------------------
         including                             46.92     58.60       11.68     142        133       0.04      0.22      0.01
  ===========================================================================================================================
  NV05-226             -58         140.0       41.00     59.13       18.13     90          74       0.05      0.41      0.03
  ---------------------------------------------------------------------------------------------------------------------------
         including                             41.00     47.70        6.70     119        112       0.03      0.17      0.02
  ---------------------------------------------------------------------------------------------------------------------------
         including                             52.32     54.84        2.52     181        181       0.12     -0.01      0.02
  ===========================================================================================================================
  NV05-227             -90         251.0       51.53     74.10       22.57     141        115       0.00      0.65      0.00
  ---------------------------------------------------------------------------------------------------------------------------
         including                             63.45     74.10       10.65     256        229       0.01      0.67     -0.01
  ===========================================================================================================================
  NV06-255             -90         131.0       59.30     69.25        9.95     68          19       0.00      1.23      0.05
  ---------------------------------------------------------------------------------------------------------------------------
         including                             59.30     62.00        2.70     95          36       0.00      1.48      0.05
  ---------------------------------------------------------------------------------------------------------------------------
               and                             67.70     69.25        1.55     216         38      -0.01      4.45      0.11
  ===========================================================================================================================
  NV06-256             -90         185.0       60.57     68.36        7.79     94          23      -0.01      1.76      0.06
  ---------------------------------------------------------------------------------------------------------------------------
         including                             60.57     63.47        2.90     110         28      -0.01      2.06      0.04
  ---------------------------------------------------------------------------------------------------------------------------
               and                             66.06     68.36        2.30     161         38      -0.01      3.07      0.09
  ===========================================================================================================================
  NV06-257             -90         140.0       33.32     34.85        1.53     132         37      -0.01      2.38      0.08
  ===========================================================================================================================

  NV06-258             -90         100.8       51.54     53.64        2.10     155         35      -0.01      2.99      0.11
  ===========================================================================================================================
  NV06-259             -90         122.0       71.00     76.54        5.54     128         53      -0.01      1.89      0.02
  ===========================================================================================================================
  NV06-260             -90         131.0       75.04     86.60       11.57     178         44       0.00      3.35      0.01
  ---------------------------------------------------------------------------------------------------------------------------
         including                             84.00     86.60        2.60     676        143      -0.01     13.32      0.00
  ===========================================================================================================================
  NV06-261             -90         131.5       53.50     64.54       11.04     175        147       0.02      0.70      0.04
  ===========================================================================================================================
  NV06-262             -90         122.0       41.45     66.65       25.20     162        146       0.04      0.40      0.02
  ---------------------------------------------------------------------------------------------------------------------------
         including                             55.34     63.88        8.54     392        385       0.12      0.17      0.02
  ===========================================================================================================================
  NV06-263             -90         131.0       68.00     80.77       12.77     281        264       0.03      0.42      0.00
  ---------------------------------------------------------------------------------------------------------------------------
         including                             71.00     77.47        6.47     508        496       0.06      0.29     -0.01
  ---------------------------------------------------------------------------------------------------------------------------
         including                             71.00     74.95        3.95     785        784       0.09      0.00      0.00
  ===========================================================================================================================
  NV06-264             -70         134.0       51.36     79.77       28.41     141        127       0.05      0.35      0.02
  ---------------------------------------------------------------------------------------------------------------------------
         including                             69.04     75.89        6.85     456        455       0.17      0.01      0.01
  ---------------------------------------------------------------------------------------------------------------------------
         including                             69.04     70.25        1.21    2213       2208       0.81      0.13      0.10
  ===========================================================================================================================
  NV06-265             -80         137.1       50.85     63.10       12.25     107         80       0.06      0.69      0.09
  ===========================================================================================================================
  NV06-267             -90         149.2       54.14     59.20        5.06     145         97       0.07      1.20      0.14
  ===========================================================================================================================
  NV06-268             -60         143.4       42.77     56.79       14.02     178        160       0.11      0.45      0.06
  ===========================================================================================================================
  NV06-269             -90         161.0       28.05     45.80       17.75     115         93       0.07      0.55      0.09
  ===========================================================================================================================

    1  All length weighted average (LWA) results are "uncut"
    2 Silver Equivalent is calculated by the formula AgEq = Ag g/t + (Pb% * 10000/250)

CONNECTOR ZONE DRILLING RESULTS

Thirty-seven drill holes have been completed to date on Connector Zone. Geologically the zone is complex and characterized by rapid changes in lithological units and their thicknesses. Two main styles of mineralization are known. The first is located closer to Galena Hill and is hosted by bedded wackes (immature sandstones) interpreted to be sourced from the trachyandesite unit. These wackes are feldspathic and are often argillically altered and are cut by minor veinlets of white and pink clay minerals with lesser amounts of carbonate and silica. These veinlets contain very minor amounts of galena and chalcopyrite and sometimes native silver and pyrargyrite.

The second style of mineralization is quite different and is present on the east flank of Navidad where it comprises mainly volcaniclastic breccias derived with little reworking from the trachyandesite unit. The mineralized portions appear to be those that have fine grained pyrite in the matrix of the breccia with little or no sign of veining or later hydrothermal brecciation.

MINERALIZED INTERCEPTS FROM CONNECTOR ZONE  DRILLING

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV04-32              -45         154.5        46.50     96.05     49.55       83          78     0.04      0.14      0.03
  ==========================================================================================================================
  NV04-33              -80         149.0        none
  ==========================================================================================================================
  NV04-34              -45         228.2        10.50     29.20     18.70      103          75     0.01      0.70      0.05
  ==========================================================================================================================
  NV04-39              -80         215.0        none
  ==========================================================================================================================
  NV04-40              -45         127.2        43.20     91.20     48.00      117         108     0.04      0.22      0.16
  --------------------------------------------------------------------------------------------------------------------------
         including                              67.20     88.20     21.00      168         160     0.08      0.19      0.09
  ==========================================================================================================================
  NV04-66              -45         181.5        none
  ==========================================================================================================================
  NV04-67              -45         226.5        50.84     63.70     12.86      186         145     0.04      1.03      0.03
  ==========================================================================================================================
  NV04-68              -45         178.5        52.20     81.75     29.55      114          98     0.03      0.40      0.11
  ==========================================================================================================================
  NV04-86              -45         169.5        34.63    101.18     66.55       52          46     0.03      0.15      0.10
  --------------------------------------------------------------------------------------------------------------------------
         including                              47.80     49.02      1.22      126         104     0.05      0.53      0.08
  ==========================================================================================================================
  NV04-87              -45         159.5        22.40     24.06      1.66      161         129     0.10      0.80      0.08
  --------------------------------------------------------------------------------------------------------------------------
               and                              52.02     52.80      0.78      659         654     1.45      0.13      0.26
  --------------------------------------------------------------------------------------------------------------------------
               and                              66.25     76.50     10.25       26          25     0.04      0.02      0.04
  ==========================================================================================================================
  NV04-94              -45         175.5       103.32    116.39     13.07       46          43     0.00      0.08      0.10
  ==========================================================================================================================
  NV04-95              -60         100.5        49.08     64.80     15.72       76          55     0.00      0.53      0.03
  ==========================================================================================================================
  NV04-96              -45         100.5        none
  ==========================================================================================================================
  NV04-105             -60          82.7        33.43     46.70     13.27      616         545     0.14      1.78      0.11
  ==========================================================================================================================
  NV04-106             -60          88.7        45.80     70.70     24.90      175         147     0.04      0.69      0.11
  --------------------------------------------------------------------------------------------------------------------------
         including                              65.56     67.70      2.14     1262       1,196     0.33      1.63      0.41
  ==========================================================================================================================
  NV04-107             -45         118.1        52.90     99.56     46.66      394         357     0.31      0.94      0.33
  --------------------------------------------------------------------------------------------------------------------------
         including                              71.60     97.10     25.50      626         589     0.55      0.91      0.33
  ==========================================================================================================================
  NV04-108             -45         145.5        31.50     70.50     39.00      495         485     0.10      0.26      0.05
  --------------------------------------------------------------------------------------------------------------------------
         including                              54.07     70.50     16.43     1050       1028      0.19      0.54      0.08
  ==========================================================================================================================


  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  --------------------------------------------------------------------------------------------------------------------------
  NV04-127             -60         137.1        97.08    111.39     14.31       73         56      0.01      0.44      0.05
  ==========================================================================================================================
  NV04-128             -60         109.6        54.60     80.09     25.49       79         58      0.04      0.54      0.26
  ==========================================================================================================================
  NV04-129             -60          28.8        none - did not reach target
  ==========================================================================================================================
  NV04-130             -62         106.8        38.56     41.04      2.48      207        111      0.02      2.39      0.79
  --------------------------------------------------------------------------------------------------------------------------
               and                              66.33     78.46     12.13      120         33      0.00      2.18      0.09
  ==========================================================================================================================
  NV04-131             -60         130.8        10.33     91.45     81.12       71         61      0.05      0.25      0.10
  --------------------------------------------------------------------------------------------------------------------------
         including                              60.57     67.80      7.23      163        152      0.07      0.29      0.04
  --------------------------------------------------------------------------------------------------------------------------
         including                              79.22     91.45     12.23      138        126      0.07      0.30      0.05
  ==========================================================================================================================
  NV05-153             -45         163.8         0.00     88.80     88.80      111        107      0.10      0.11      0.04
  --------------------------------------------------------------------------------------------------------------------------
         including                               0.00      7.36      7.36      233        226      0.22      0.18      0.12
  --------------------------------------------------------------------------------------------------------------------------
               and                              37.48     88.80     51.32      128        124      0.10      0.12      0.04
  ==========================================================================================================================
  NV04-154             -45         190.8         3.05     31.80     28.75      155        148      0.13      0.15      0.05
  ==========================================================================================================================
  NV05-155             -45          88.8         0.00      9.10      9.10      106        105      0.09      0.03      0.06
  ==========================================================================================================================
  NV05-156             -60         110.1         8.73     75.99     67.26       69         63      0.03      0.14      0.08
  --------------------------------------------------------------------------------------------------------------------------
         including                               8.73     13.80      5.07       88         53      0.02      0.88      0.68
  --------------------------------------------------------------------------------------------------------------------------
               and                              29.10     75.99     46.89       88         83      0.04      0.11      0.03
  ==========================================================================================================================
  NV05-228             -50          61.5         4.50     43.35     38.85       65         57      0.05      0.19      0.13
  --------------------------------------------------------------------------------------------------------------------------
         including                              20.11     34.90     14.79      108         96      0.06      0.30      0.12
  ==========================================================================================================================
  NV05-229             -45          79.5        20.02     21.36      1.34      117         27      0.00      2.25      0.20
  ==========================================================================================================================
  NV05-230             -45          82.3        25.30     51.78     26.48      135        104      0.03      0.77      0.21
  ==========================================================================================================================
  NV05-231             -80          80.0         3.00     40.31     37.31      114        107      0.08      0.18      0.05
  --------------------------------------------------------------------------------------------------------------------------
         including                               7.30     31.26     23.96      142        132      0.09      0.25      0.05
  ==========================================================================================================================
  NV05-232             -45          67.3         3.00     45.60     42.60       74         71      0.08      0.09      0.05
  ==========================================================================================================================
  NV05-233             -48         100.3        19.30     79.94     60.64       67         64      0.05      0.07      0.04
  --------------------------------------------------------------------------------------------------------------------------
         including                              19.30     29.30     10.00      110        106      0.07      0.10      0.04
  --------------------------------------------------------------------------------------------------------------------------
               and                              68.40     79.94     11.54      114        109      0.09      0.13      0.05
  ==========================================================================================================================
  NV05-234             -45          70.1        35.22     55.87     21.40      239        237      0.15      0.05      0.07
  --------------------------------------------------------------------------------------------------------------------------
         including                              35.22     37.26      2.04     2188       2171      1.33      0.42      0.33
  ==========================================================================================================================
  NV05-235             -65         143.0        20.48     51.18     30.70       63         38      0.03      0.63      0.23
  --------------------------------------------------------------------------------------------------------------------------
         including                              46.60     51.18      4.58      100         90      0.09      0.25      0.05
  --------------------------------------------------------------------------------------------------------------------------
               and                              90.56     96.07      5.51      108         98      0.05      0.25      0.03
  ==========================================================================================================================
  NV05-236             -45         100.4        16.40     29.60     13.20       48         22      0.00      0.63      0.54
  ==========================================================================================================================
  NV05-237             -45          82.2         3.00     34.63     31.63      115        110      0.08      0.12      0.04
  ==========================================================================================================================

   1  All length weighted average (LWA) results are "uncut"
   2 Silver Equivalent is calculated by the formula AgEq = Ag g/t + (Pb% * 10000/250)

OTHER AREAS DRILLING RESULTS

A number of drill holes have been completed in areas such as Loma de la Plata, Barite Hill, Esperanza Zone and stratigraphic holes outside of named zones. Significant results have been received from some of these holes as shown in the table below. Mineral resources have not been calculated on any of these zones.

  MINERALIZED INTERCEPTS FROM DRILLING OTHER TARGETS

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  ---------------------------------------------------------------------------------------------------------------------------
  ===========================================================================================================================
                                                      BARITE HILL
  ===========================================================================================================================
      NV04-58          -80         173.1        12.80     41.00     28.20       69         37       0.00      0.80      0.10
  ===========================================================================================================================
      NV04-59          -80         191.1       148.70    152.40      3.70       44         23      -0.01      0.51      0.60
  ===========================================================================================================================
      NV04-60          -80         131.1       none
  ===========================================================================================================================
      NV04-74          -80         158.0        29.00     37.16      8.16       46         29       0.01      0.41      0.08
  ===========================================================================================================================
      NV04-75          -80         158.0        53.93     55.52      1.59       91         63       0.01      0.69      0.18
  ===========================================================================================================================
      NV04-76          -80         152.0        10.10     32.20     22.10       59         34       0.02       0.63     0.21
  ---------------------------------------------------------------------------------------------------------------------------
               and                             100.50    122.20     21.70       98         88       0.03       0.26     0.09
  ---------------------------------------------------------------------------------------------------------------------------
         including                             106.10    114.47      8.37      204        191       0.08       0.33     0.13
  ===========================================================================================================================
      NV04-91          -45         187.5         3.00     16.50     13.50       31         12       0.00       0.48     0.17
  ---------------------------------------------------------------------------------------------------------------------------
               and                             123.50    153.95     30.45       25         13       0.00       0.28     0.14
  ===========================================================================================================================
      NV04-92          -65         163.9       none
  ===========================================================================================================================
                                                    ESPERANZA TREND
  ===========================================================================================================================
      NV04-25          -45         199.8       162.70    170.65      7.95      316        303       0.03       0.31     0.05
  ===========================================================================================================================
      NV04-61          -45         241.5        52.50     55.50      3.00      359        353       0.03       0.17     0.00
  ===========================================================================================================================
      NV04-62          -45         223.5         7.20      9.90      2.70      853        831       0.09       0.56     0.00
  ===========================================================================================================================
      NV04-63          -45         178.4        31.60     77.40     45.80      104         94       0.01       0.25     0.03
  ===========================================================================================================================
         including                              31.60     38.95      7.35      171        162       0.01       0.23     0.04
  ===========================================================================================================================
         including                              33.55     37.50      3.95      257        246       0.01       0.28     0.04
  ===========================================================================================================================
               and                              42.80     77.40     34.60      100         89       0.01       0.27     0.03
  ===========================================================================================================================
         including                              66.50     70.50      4.00      201        185       0.01       0.39     0.08
  ===========================================================================================================================
      NV04-64          -45         235.3         6.00     28.30     22.30       34         25       0.00       0.21     0.02
  ===========================================================================================================================
               and                              69.20    102.10     32.90       54         47       0.03       0.16     0.02
  ===========================================================================================================================
         including                              69.20     70.60      1.40      115        101       0.00       0.37     0.02
  ===========================================================================================================================
         including                              96.65    102.10      5.45      154        153       0.17       0.02     0.03
  ===========================================================================================================================
               and                             140.10    144.00      3.90       81         47       0.03       0.85     0.04
  ===========================================================================================================================
      NV04-78          -45         100.5        37.80     43.18      5.38      119         50       0.03       1.73     0.03
  ===========================================================================================================================
      NV04-79          -45         121.5        34.72     47.28     12.56      515        513       0.09       0.06     0.01
  ===========================================================================================================================
      NV04-80          -45         100.5         4.50      8.05      3.55      278        258       0.10       0.51     0.03
  ===========================================================================================================================


  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  ---------------------------------------------------------------------------------------------------------------------------
      NV04-81          -45         150.8        58.20     62.48      4.28       43         41       0.01       0.04     0.03
  ===========================================================================================================================
               and                              86.87     99.76     12.89       24         23       0.02       0.04     0.03
  ===========================================================================================================================
      NV04-82          -45         151.0         6.00     58.55     52.55       71         57       0.00       0.35     0.01
  ===========================================================================================================================
         including                              34.50     58.55     24.05      106         95       0.00       0.28     0.00
  ===========================================================================================================================
               and                             102.15    109.30      7.15      214        149       0.02       1.61     0.35
  ===========================================================================================================================
      NV06-287         -45         221.0         6.00     35.00     29.00       28         21       0.00       0.18     0.02
  ===========================================================================================================================
               and                              56.00     61.37      5.37       78         74       0.01       0.10     0.02
  ===========================================================================================================================
      NV06-288         -45         248.0       none
  ===========================================================================================================================
      NV06-289         -45         248.0        46.20     59.00     12.80       23         22       0.01       0.03     0.03
  ===========================================================================================================================
      NV06-290         -45         245.0        83.00    104.00     21.00      277        274       0.09       0.08     0.01
  ===========================================================================================================================
         including                              83.00     87.43      4.43      295        290       0.11       0.14     0.02
  ===========================================================================================================================
               and                              93.59    104.00     10.41      420        416       0.11       0.09     0.01
  ===========================================================================================================================

                                                    LOMA DE LA PLATA
  ===========================================================================================================================
     NV05-241+         -45         118.5         0.00     31.50     31.50      577        562       0.05       0.38     0.02
  ===========================================================================================================================
      NV05-242         -45          70.5         0.00     28.40     28.40      240        236       0.02       0.10     0.02
  ===========================================================================================================================
         including                               0.00     19.50     19.50      327        322       0.03       0.11     0.02
  ===========================================================================================================================
      NV05-243         -60          95.0         3.00     32.51     29.51       61         59       0.01       0.05     0.02
  ===========================================================================================================================
         including                               3.00     11.27      8.27      140        140       0.02       0.00     0.02
  ===========================================================================================================================
      NV05-244         -60          71.0         3.00     10.56      7.56      100         90       0.03       0.24     0.00
  ===========================================================================================================================
         including                               3.00      7.07      4.07      147        140       0.04       0.16     0.01
  ===========================================================================================================================
      NV05-245         -60          89.0         3.00      8.00      5.00      171        172       0.01      -0.01     0.04
  ===========================================================================================================================
                                                     RECONNAISSANCE
  ===========================================================================================================================
      NV04-27         -45          181.5         7.00      7.73      0.73       84         61       0.01       0.56     2.25
  ===========================================================================================================================
               and                              66.90     68.10      1.20      381        377       0.01       0.10     0.05
  ===========================================================================================================================
      NV04-35         -80          293.0       none
  ===========================================================================================================================
      NV04-77         -45          250.5       none
  ===========================================================================================================================
      NV04-93         -80          201.0        93.68     94.81      1.13      311         42       0.00       6.73     0.61
  ===========================================================================================================================
               and                             137.93    147.00      9.07       69         11       0.05       1.44     0.04
  ===========================================================================================================================
      NV05-193        -70          299.0       none
  ===========================================================================================================================
      NV05-194        -80          212.2       none
  ===========================================================================================================================
      NV05-195        -80          278.2       none
  ===========================================================================================================================
      NV05-196        -75          413.7       221.00    245.00     24.00       22          7      -0.01       0.39     0.09
  ===========================================================================================================================
         including                             223.40    227.00      3.60       65         15      -0.01       1.23     0.05
  ===========================================================================================================================
      NV06-252        -80          407.2       161.00    163.39      2.39       27         27       0.11       0.00     0.05
  ===========================================================================================================================

  --------------------------------------------------------------------------------------------------------------------------
                                   TOTAL        FROM      TO      COMPOSITE    G/T        G/T        %        %         %
        DDH         INCLINATION   LENGTH       METRES   METRES     LENGTH      AgEq     SILVER    COPPER     LEAD      ZINC
                                 (METRES)                          METRES      LWA        LWA       LWA      LWA       LWA
  ---------------------------------------------------------------------------------------------------------------------------
               and                             252.53    256.89      4.36       63         39       0.00       0.60     1.03
  ===========================================================================================================================
      NV06-253        -70          471.1       418.79    423.91      5.12       34         21       0.00       0.34     0.72
  ===========================================================================================================================
      NV06-254        -80          314.4       none
  ===========================================================================================================================
      NV06-266        -80          263.2       none
  ===========================================================================================================================

   1  All length weighted average (LWA) results are "uncut"
   2 Silver Equivalent is calculated by the formula AgEq = Ag g/t + (Pb% * 10,000/250)
   + Note that results herein for hole NV05-241 from Loma de la Plata have been corrected subsequent to those released in a press release on October 11, 2005.


MINERAL RESOURCE ESTIMATES

The Company is required in certain circumstances under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11 2005. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources in certain circumstances.

Four mineral resource estimates have been completed on deposits at the Navidad Project. The first was reported on May 25, 2004 and contained an Indicated Mineral Resource Estimate of 63.6 million tonnes at 101 g/t silver and 1.76% lead at the Galena Hill deposit. The second estimate was reported on December 1, 2004 and increased the project total Indicated Mineral Resource Estimates to
80.8 million tonnes at 103 g/t silver and 1.45% lead by including the Navidad Hill and Connector zones. The third estimate was reported on June 16, 2005 bringing project total Indicated Mineral Resource Estimates to 92.8 million tonnes at 101 g/t silver and 1.36% lead. The fourth and most recent estimate was reported on February 16, 2006 and is tabulated below. It contains an Indicated Mineral Resource of 93.4 million tones at 102 g/t silver and 1.41% lead. For the fourth estimate all prior estimates for each deposit were reviewed and recalculated; all data up until holes 251 were considered and included where appropriate; a revised silver equivalent formula using new silver and lead prices was used that excluded any value for copper and zinc based on metallurgical test work which suggested that copper and zinc are unlikely to be recovered in economic quantities. Finally an estimate was made for Calcite Hill NW for the first time. The first three resource estimates were completed by Qualified Person Neil Burns, M.Sc., P.Geo., of Snowden Mining Industry Consultants Inc. and the most recent one was completed by Qualified Persons Christine Standing, B.Sc. (Hons), MAusIMM, MAIG and Neil Burms, M.Sc., P.Geo., of Snowden Mining Industry Consultants Inc., National Instrument 43-101
Technical Reports documenting these estimates have been filed with the appropriate regulatory bodies in Canada and are publicly available on the SEDAR website.

NAVIDAD PROJECT INDICATED MINERAL RESOURCES USING A 50G/T SILVER EQUIVALENT CUT-OFF:

-------------------------------------------------------------------------------------------------------------------
   INDICATED RESOURCES                  SILVER                                          CONTAINED  CONTAINED
      (50G/T SILVER          TONNES     EQUIV.   SILVER    COPPER     LEAD     ZINC      SILVER      LEAD
        EQUIVALENT         (MILLIONS)   (G/T)    (G/T)      (%)       (%)      (%)      (M OZS)     (1,000
        CUT-OFF)                                                                                    TONNES)
===================================================================================================================
CALCITE HILL NW
===================================================================================================================
              Indicated       6.2         92       72       0.03      0.52     0.11       14.3           32
-------------------------------------------------------------------------------------------------------------------
               Inferred       5.3         96       70       0.03      0.64     0.13       12.1           34
===================================================================================================================
CALCITE HILL
===================================================================================================================
              Indicated      13.1        126       99       0.08      0.68     0.09       41.6           88
-------------------------------------------------------------------------------------------------------------------
               Inferred       0.4        107       93       0.04      0.35     0.06        1.2            1
===================================================================================================================
NAVIDAD HILL
-------------------------------------------------------------------------------------------------------------------
              Indicated      12.8        137      119       0.13      0.45     0.12       49.1           58
-------------------------------------------------------------------------------------------------------------------
               Inferred       1.3        110       87       0.08      0.59     0.12        3.6            8
===================================================================================================================
CONNECTOR ZONE
-------------------------------------------------------------------------------------------------------------------
              Indicated       5.6        105       89       0.04      0.40     0.12       16.0           22
-------------------------------------------------------------------------------------------------------------------
               Inferred       1.2         95       84       0.04      0.28     0.09        3.1            3
===================================================================================================================
GALENA HILL
-------------------------------------------------------------------------------------------------------------------
              Indicated      55.7        183      103       0.03      2.00     0.20      184.7        1,115
-------------------------------------------------------------------------------------------------------------------
               Inferred       2.9         99       33       0.01      1.65     0.12        3.0           47
===================================================================================================================
NAVIDAD PROJECT TOTAL
-------------------------------------------------------------------------------------------------------------------
              Indicated      93.4        158      102       0.05      1.41     0.16      305.7        1,315
-------------------------------------------------------------------------------------------------------------------
               Inferred      11.1         99       65       0.03      0.85     0.12       23.0           94
-------------------------------------------------------------------------------------------------------------------

  1 Silver Equivalent is calculated by the formula AgEq = Ag g/t + (Pb% * 10,000/250)

METALLURGICAL TEST WORK

IMA Exploration first released preliminary metallurgical results from Navidad silver project on December 1, 2005. Metallurgical work completed to date on samples from the Navidad deposits has demonstrated that Navidad mineralization is amenable to concentration by simple, cost effective and environmentally benign differential flotation processes. In addition to flotation testwork, the company is also currently investigating the production of silver metal through hydrometallurgical means from low-grade, high-recovery silver concentrates. Preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of pyrite concentrate are highly encouraging.

Flotation testwork has been conducted to date on nine composite samples from Galena Hill, three samples from Navidad Hill, and two samples from Calcite Hill by G&T Metallurgical Services Ltd. of Kamloops B.C. (G&T), an ISO 9001:2000 accredited firm. Head grades from these composite samples as reported by G&T are shown in Table 1 below. The composite samples tested were constructed from intervals of quartered core at G&T where they were crushed and homogenized in preparation for metallurgical testing. All work was performed under the supervision of Tom Shouldice, P. Eng., General Manager - Operations at G&T. Peter Taggart, P.Eng., of P. Taggart & Associates Ltd., provided overall program direction, acting as IMA's representative. Both Tom Shouldice and Peter Taggart are Qualified Persons under Canadian National Instrument 43-101 regulations. A detailed description of the metallurgical testwork program to date by Qualified Person Peter Taggart, P.Eng., is included in the February 2006 43-101 report filed on SEDAR website.

CALCITE HILL

Limited flotation testwork on mineralization from Calcite Hill yielded excellent results. Two distinct styles of mineralization are present at Calcite Hill; the first contains abundant medium-grained galena and high lead values with moderate silver values. The second mineralization type contains native silver, argentite-acanthite, stromeyerite, and possesses high silver values with generally low lead and other base metal grades. Grind sensitivity tests on these samples indicated that optimal performance could be achieved with a relatively coarse grind of approximately 150 microns (K80). Comparative work index analyses suggest the Calcite Hill mineralization will be harder than that examined from the other Navidad deposits, yet still of moderate grindability with Bond Work Indices of 14 to 19 kWh/t.

Two composite samples (Calcite Hill 10a and 11a), corresponding to the two mineralization types, were submitted to G&T for testwork. Head grades of these composite samples, and the drillholes from which they were collected, are listed in Table 1.

Table 2 shows metallurgical results achieved from stable locked cycle flotation tests performed on these samples. The lead-rich sample (Calcite Hill 10a) yielded a very high quality lead concentrate containing 80.4% lead and 709 g/t silver at a lead recovery of 92% and silver recovery of 86%. The silver-rich sample (Calcite Hill 11a) produced a silver concentrate grading 10,500 g/t silver at a silver recovery of 88%.

GALENA HILL

Mineralization at Galena Hill consists predominantly of fine-grained galena and pyrite with lesser amounts of sphalerite and chalcopyrite. Electron microprobe studies have shown silver to be contained within the lattice of both galena and pyrite, with the bulk of the silver present within pyrite. Flotation tests to date have focused on producing separate lead and silver (pyrite) concentrates through differential flotation. Primary grind sensitivity test results suggest that a nominal flotation feed approximating 80 microns K80 will provide adequate mineral liberation. The Bond work index of Galena Hill mineralization (NVGH-13) is 13.5 KWh/tonne, indicating that grinding power consumption will be modest.

Fourteen rougher and 37 open circuit cleaner tests were performed on the Galena Hill composite samples. The results of three locked cycle tests confirm data produced in the open circuit tests. Table 3 shows results achieved when subjecting three of the Galena Hill composite samples to locked cycle flotation test protocols. Figure 1 show the range of silver and lead results obtained by the many open circuit cleaner tests.

Lead metallurgical performance was generally good with 74 to 84% of the lead reporting to the lead concentrates which grade between 62.0 and 75.3% lead and include 386 to 968 g/t silver. Subsequent to galena flotation, a pyrite concentrate was produced that recovered 37 to 57% of the total silver and contains 1,083 to 3,546 g/t silver. Total locked cycle test silver recoveries (lead concentrate plus silver concentrate) range from 54 to 82%.

Ongoing work targeting improved silver recoveries includes additional flotation tests using alternate reagents, and mineralogical studies to identify distinct pyrite types present in concentrates and tails.

NAVIDAD HILL

Two distinct styles of mineralization from Navidad Hill were studied; head grades and the drillholes from which they were collected are listed in Table 1. Both types contain mixed sulfide and oxide mineralization, the first (NVNH-8a+b) was collected from drillholes intersecting stratigraphically-controlled mineralization on the northwest flank of Navidad Hill and the second (NVNH-9a) from structurally-controlled mineralization on top of Navidad Hill. Both samples contain high silver values (436 and 287 g/t Ag) but only the stratigraphically-controlled mineralization contains significant lead (3.11% Pb). Flotation testwork on both samples produced a single bulk sulphide concentrate.

Table 4 shows the metallurgical results achieved from locked cycle tests performed on Composite samples 8a and 9a from Navidad Hill. Results show that silver recoveries of approximately 64 to 85% were achieved in concentrates grading from 10,449 to 12,246 g/t silver. Considering the oxidized nature of this mineralization, these results far exceed expectations. Work is ongoing to improve upon these results.


TABLE 1: HEAD GRADES OF COMPOSITE SAMPLES USED FOR METALLURGICAL TESTWORK.
-----------------------------------------------------------------------------------------------
                                                                  SILVER             LEAD
  SAMPLE             DEPOSIT            DRILLHOLE(S)              (g/t)                %
===============================================================================================
NVGH-5b/6b                              NV04-56, 57                 76                3.1

NVGH-6a                                 NV04-57                    143                4.86

NVGH-6b                                 NV04-57                    107                3.60

NVGH-7a                                 NV04-42                    466                3.9

NVGH-7b            Galena Hill          NV04-42                    297                3.7

NVGH-12                                 NV05-175                   264                8.0

NVGH-13                                 NV05-197                   300                4.9

NVGH-14                                 NV05-197                    82                1.3

NVGH-15                                 NV05-197                   340                0.4
===============================================================================================
NVNH-8a                                 NV04-100, 116              435                3.5

NVNH-8b               Navidad           NV04-100, 116              389                3.2
                       Hill

NVNH-9a                                 NV04-54, 109               265                0.3
===============================================================================================
NVCH-10a              Calcite           NV04-88                     72                8.5
                       Hill
NVCH-11a                                NV04-88                    320                0.3
===============================================================================================

Notes: 1.  Samples with "a" and "b" suffix were composited from alternating intervals from the same drill holes.
       2. Grades listed here are as measured by G&T after sample preparation and homogenization.


TABLE 2: CALCITE HILL LOCKED CYCLE TEST RESULTS.
---------------------------------------------------------------------------------------------
          PRODUCT            MASS                 ASSAY                  DISTRIBUTION (%)
                            PERCENT        Pb (%)       Ag (g/t)        Pb             Ag
---------------------------------------------------------------------------------------------
COMPOSITE 10a
---------------------------------------------------------------------------------------------
Flotation Feed                100           9.34           88           100            100
---------------------------------------------------------------------------------------------
CONCENTRATE                   10.7          80.4          709            92             86
---------------------------------------------------------------------------------------------
Cleaner Tail                   2.0          2.88          102             1              2
---------------------------------------------------------------------------------------------
Rougher Tail                  87.2          0.77           12             7             12
---------------------------------------------------------------------------------------------
COMPOSITE 11a
---------------------------------------------------------------------------------------------
Flotation Feed                100           0.38          310           100            100
---------------------------------------------------------------------------------------------
CONCENTRATE                    2.6          6.75         10,500          46             88
---------------------------------------------------------------------------------------------
Cleaner Tail                   2.8          0.46          248             3              2
---------------------------------------------------------------------------------------------
Rougher Tail                  94.6          0.21           31            51             10
---------------------------------------------------------------------------------------------

Note: Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.

TABLE 3: GALENA HILL LOCKED CYCLE TEST RESULTS.
---------------------------------------------------------------------------------------------
          PRODUCT            MASS                 ASSAY                  DISTRIBUTION (%)
                            PERCENT        Pb (%)       Ag (g/t)        Pb             Ag
---------------------------------------------------------------------------------------------
COMPOSITE 5b/6b
---------------------------------------------------------------------------------------------
Flotation Feed                100            3.30           83          100            100
---------------------------------------------------------------------------------------------
LEAD CONCENTRATE              3.6           75.3           386           81             17
---------------------------------------------------------------------------------------------
PYRITE CONCENTRATE            2.8            6.51        1,083            6             37
---------------------------------------------------------------------------------------------
Pyrite Cleaner Tail          14.2            1.70           98            7             17
---------------------------------------------------------------------------------------------
Pyrite Rougher Tail          79.4            0.23           31            6             30
---------------------------------------------------------------------------------------------
COMPOSITE 7b
---------------------------------------------------------------------------------------------
Flotation Feed                100            3.56          278          100            100
---------------------------------------------------------------------------------------------
LEAD CONCENTRATE              4.2           62.0           968           74             15
---------------------------------------------------------------------------------------------
PYRITE CONCENTRATE            3.6            9.59        3,546           10             46
---------------------------------------------------------------------------------------------
Pyrite Cleaner Tail          10.2            3.01          439            9             16
---------------------------------------------------------------------------------------------
Pyrite Rougher Tail          81.9            0.35           79            8             23
---------------------------------------------------------------------------------------------
COMPOSITE 12
---------------------------------------------------------------------------------------------
Flotation Feed                100            8.02          263          100            100
---------------------------------------------------------------------------------------------
LEAD CONCENTRATE             10.2           66.2           634           84             25
---------------------------------------------------------------------------------------------
PYRITE CONCENTRATE           10.0            7.45        1,494            9             57
---------------------------------------------------------------------------------------------
Pyrite Cleaner Tail           4.1            4.00          214            2              3
---------------------------------------------------------------------------------------------
Pyrite Rougher Tail          75.7            0.48           53            4             15
---------------------------------------------------------------------------------------------

Note: Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.




FIGURE 1: SILVER RECOVERY IN LEAD AND PYRITE CONCENTRATES PRODUCED IN OPEN CIRCUIT TESTS


                     [GRAPHIC OMITTED]

TABLE 4: NAVIDAD HILL LOCKED CYCLE TEST RESULTS.
---------------------------------------------------------------------------------------------
          PRODUCT            MASS                 ASSAY                  DISTRIBUTION (%)
                            PERCENT        Pb (%)       Ag (g/t)        Pb             Ag
---------------------------------------------------------------------------------------------
COMPOSITE 8b
---------------------------------------------------------------------------------------------
Flotation Feed                100            2.89           395         100            100
---------------------------------------------------------------------------------------------
CONCENTRATE                   2.4           44.7         10,449          37             64
---------------------------------------------------------------------------------------------
Cleaner Tail                  5.0            5.70           526          10              7
---------------------------------------------------------------------------------------------
Rougher Tail                 92.5            1.65           124          53             29
---------------------------------------------------------------------------------------------
COMPOSITE 91
---------------------------------------------------------------------------------------------
Flotation Feed                100            0.24           282         100            100
---------------------------------------------------------------------------------------------
CONCENTRATE                   2.0            2.12        12,346          17             85
---------------------------------------------------------------------------------------------
Cleaner Tail                  8.0            0.37            77          12              2
---------------------------------------------------------------------------------------------
Rougher Tail                 90.1            0.19            41          71             13
---------------------------------------------------------------------------------------------

Note: Feed grades are calculated from assays of test exit products and may differ slightly from head grades as shown in Table 1.


Metallurgical testwork to date on material from the Navidad Project has focused on using flotation technology to produce a high-grade, saleable lead concentrate and variable-grade silver concentrates. In the case of Galena Hill, the pyritic silver concentrates will require further on-site treatment to produce silver dore. Recently, testwork performed at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that these silver concentrates are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The Company is highly encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign lixiviant rather than the more commonly used sodium cyanide. Calcium thiosulphate is routinely used as fertilizer in the agricultural industry.

PLANNED FUTURE WORK

The Phase IV drilling currently underway is planned to encompass a minimum of 10,000m. The primary objectives of this drilling include 1) expansion of resources along the Navidad trend, 2) delineation of the high-grade mineralized zone at Loma de la Plata which has only been tested by 5 drill holes to date 3) initial testing of other targets located along the 8km Argenta Trend, 4) additional drilling along the Esperanza trend, and 5) completion of stratigraphic holes to test buried geological and geophysical targets between the Navidad and Argenta trends.

Additional surface prospecting, mapping, geochemical sampling, and geophysics may be carried out as recommended by the Company's Exploration Team.

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

REGALO PROPERTY

The Regalo property is located 25 kilometres north-northwest of Cerro Condor and 90 kilometres south-southwest of the Navidad project. The Regalo claim (file numbers: 14016/03; 14617/05, 14616/05, 14,644/05, 14643/05, 14642/05, 14399/04,
14616/05,  14641/05, 14640/05, 14639/05 for the total of 54,671 hectares) covers ground mapped as prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks and includes several regionally-important northwest trending structures. Preliminary stream-sediment sampling has returned highly anomalous gold values. Gold values from nine stream sediment samples, along 6 kilometres of one drainage (and adjoining tributaries), range in value from 0.134 to 0.831 ppm. The Company has entered into an option agreement dated August 12, 2003 with Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") whereby Pacific Bay can acquire up to a 70% interest in the Regalo mineral claim through the issuance of 900,000 shares of Pacific Bay to the Company, and work expenditures totaling US$625,000 over three years. On December 16, 2005, an extension of one year was granted to Pacific Bay to meet this expenditure limit. Pacific Bay must issue all 900,000 shares (which have been issued, with a deemed value of $180,000) and expend US$50,000 on the property by August 12, 2004, in order to earn a 51% interest in the claims. A further 19% interest in the claims can be earned by Pacific Bay if it completes a feasibility study and finances the property to production.

In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average of 299 ppm gold. Normal, "background" gold values in the area are less than 5 ppm. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium. In August 22, 2005 press release Pacific Bay reported that a total of 163 rock samples were collected from 26 backhoe trenches excavated within the large soil and stream sediment anomalies described above. Of these, 13 rock samples had detectable gold in the 6 to 41 ppm range. The trench samples identified anomalous arsenic, molybdenum, vanadium and zinc pathfinder elements in porous, permeable sandstones and conglomerates with strong quartz-hematite alteration.

NOEL PROPERTY

The Noel claim (file number: 14036/03; 9,406 hectares) is adjacent to the Regalo and Trucha claims and also contains a significant, multi-sample, gold-in-stream sediment anomaly. Government maps show the claim to be underlain primarily by Canadon Asphalto Formation sedimentary and volcanic rocks, with overlying Cretaceous sandstone along the eastern side of the claim. Five stream sediment samples taken from two drainages over approximately 5 kilometres range in value from 0.114 to 1.570 ppm gold. The apparent source area for these extremely anomalous values has not been prospected to date and is considered a target for follow-up work.

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

CONDOR AND ALAMO PROPERTIES

The Condor claim (file numbers: 14017/03; 14738/05, 14739/05 for the total of 10,000 hectares) and Alamo claim (file number: 14032/03; 10,000 hectares) are located directly south of the Regalo/Noel/Trucha claims and were staked based on prospective stratigraphy, structure and the presence of known barite occurrences. The known barite together with Navidad-age stratigraphy and similar structure makes these claims highly prospective for Navidad-style mineralization. No fieldwork has been completed on these claims to date; management believes a first-pass evaluation is warranted.

NINA AND CARLOTA PROPERTIES

The Nina claim (file numbers: 14018/03; 14740/05, 14741/05 for the total of 10,000 hectares) and Carlota claim (file numbers: 14034/03; 14742/05, 14743/05 for the total of 10,000 hectares) are located 40 kilometres southeast of Paso De Indios and were staked based on the presence of prospective Canadon Asphalto stratigraphy and regional northwest trending structures. No fieldwork has been completed to date on these claims; management believes a first-pass evaluation is warranted.

PAMPA III PROPERTY

The Pampa III claim (file number: 14446/04; 2,500 hectares) is located adjacent to the Navidad Project, along trend and immediately to the southeast. It replaced the lapsed File Number 14004/03. Although predominantly covered with recent alluvium, it is interpreted to be underlain by the Canadon Asphalto Formation limestone and volcaniclastic rocks which host mineralization at Navidad. Work to date has been minimal with only two stream-sediment samples collected, both of which drain areas peripheral to the claim.

COLONIA PROPERTY

The  Colonia  claim  (file  numbers:  14005/03;  14367/04,  14368/04,  14832/06,
14833/06 for the total of 10,000 hectares) covers a large area of highly prospective ground directly along strike from the Navidad discovery. Most of the 10,000 hectare claim is underlain by prospective Canadon Asphalto Formation rocks. Preliminary stream-sediment sampling has defined highly anomalous values of antimony, an important "pathfinder" element at the Navidad discovery. Minor prospecting (four rock samples collected) has not yet unveiled the source of these stream-sediment values, management believes significant additional work is warranted.

JULIE PROPERTY

The Julie claim (file number: 14035/03; 5,675 hectares) is approximately 30 kilometres southeast of the Navidad project and lies at the regional contact between granitic rocks that underlie the prospective Jurassic stratigraphy, and Jurassic volcanic rocks. Several important LandSat-interpreted structures are present on this claim; regional structure has been shown to be of critical importance at the Navidad discovery. Preliminary stream-sediment sampling shows anomalous values of copper and antimony, although management believes it is strongly warranted, no significant follow-up work has been done.

SIERRA 1 PROPERTY

The Sierra 1 claim (file numbers: 14006/03; 14370/04, 14834/06 for the total 10,000 hectares) covers a large area of prospective Canadon Asphalto Formation rocks and the underlying volcanic rocks and a portion of the granitic basement. It is located immediately to the east of the Julie Property. Significant areas of LandSat-interpreted alteration are present in the northeastern portion of the claim, the imagery shows patterns very similar to those seen in the area of the Navidad discovery. Preliminary stream-sediment sampling has shown anomalous copper values, these results have yet to be followed up on.

SIERRA 2 PROPERTY

The Sierra 2 claim (file numbers: 14007/03; 14732/05, 14731/05, 14830/06 for the total of 10,000 hectares) covers an area of complex geology in the hinge zone of a regional-scale anticline and is located immediately south of the Sierra 1 property in the Navidad area. Mapped rock units include the Canadon Asphalto Formation and overlying Cretaceous sandstone. Essentially no work has been done in the central portions of this claim as the local land owners could not be contacted to gain permission for entry onto their land.

Mina Yanquetreu is a small abandoned barite mine in the central portions of the claim. This occurrence is highly encouraging as both strataform (exhalative) and vein-controlled barite is intimately associated with the Navidad system. Management believes this area is considered highly prospective and warrants a significant early-stage exploration program.

SIERRA 3 PROPERTY

The Sierra 3 claim (file numbers: 14008/03; 14369/04, 14831/06 for the total of 10,000 hectares) covers the southwestern portions of mapped Canadon Asphalto Formation rocks in the Navidad area. Also present on the claim are Jurassic volcanic rocks and underlying granitic basement. Major LandSat-interpreted structures are present as are possible zones of alteration. Preliminary stream-sediment sampling has returned strongly anomalous copper values. No follow-up prospecting or rock sampling has been undertaken to date. Management believes the Sierra 3 claim is considered highly prospective and warrants considerable follow-up work.

PRINCIPAL OFFICE

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company leases a portion of its office space from Beauregard Holdings Corp. ("Beauregard") which is sub-leased to Grosso Group. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

On September 1, 2002 the Company started to share office facilities, capital assets and personnel with Amera. During the fiscal year ended December 31, 2003, the Company received $35,110 (2002 - $6,000) from Amera. On July 7, 2004 Golden Arrow began sharing the office facilities, capital assets and personnel. During the fiscal year ended December 31, 2004, the Company received $66,390 from Amera and $57,000 from Golden Arrow. On January 1, 2005 the Company engaged the Grosso Group to provide facilities and management services. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

OTHER ASSETS

MARKETABLE SECURITIES

The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration. As at December 31, 2005 and 2004 the Company held 300,000 shares of Tinka Resources Limited and 900,000 shares of Pacific Bay with a quoted market value of $270,000 (2004 - $270,000).


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
================================================================================

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

CRITICAL ACCOUNTING POLICIES

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2005 consolidated financial statements of the Company attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

LEGAL PROCEEDINGS

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was rejected and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. At the conclusion of the trial, the Court reserved its decision; the Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company believes the Aquiline legal action is without merit. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

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

The Company's accounting policy under Canadian GAAP is to defer all direct costs related to the acquisition, exploration and development of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. Under US GAAP, the costs would be expensed. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value. At December 31, 2005, the Company had capitalized $15,032,107 (2004-$6,551,598, 2003 -$1,469,026) on its Argentine properties.

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

During the year ended December 31, 2005, the Company completed a brokered private placement of 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were paid a commission of 7% (233,334) underwriter's warrants. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The financing closed on September 12, 2005. From January 1, 2006 to April 21 2006 the aggregate amount the Company received from the exercise of warrants and options was $172,900.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per special warrant for gross proceeds of $10,027,500 was completed. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant without payment of any additional consideration. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

During the year ended December 31, 2005, the Company issued 1,663,517 common shares on the exercise of options, warrants and agents warrants for $4,361,011. As of December 31, 2005, the Company had reserved 1,900,004 common shares for issuance upon the exercise of outstanding warrants. As of December 31, 2004, the Company had reserved 1,422,017 common shares for issuance upon the exercise of outstanding warrants. As at May 4, 2006, there were 1,900,004 warrants outstanding.

Cash on hand at May 4, 2006 was approximately $14,500,000. During the nine month period from March 31, 2006 to December 31, 2006, the Company plans to expend $6,000,000 on the continuation of the development and exploration program at the Navidad project.

RESULTS OF OPERATIONS

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.


YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, the Company reported a consolidated loss of $5,764,874 ($0.12 per share), an increase of $1,109,811 from the loss of $4,655,063 ($0.11 per share) for the year ended December 31, 2004. The increase in the loss in 2005, compared to 2004 amount, was due to a number of factors of which $1,835,618 can be attributed to increases in operating expenses and $725,807 decrease in other items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $131,231 was allocated to spin-off assets in the 2004 period.

The Company's operating expenses for the year ended December 31, 2005 were $6,148,234 an increase of $1,835,618 from $4,312,616 in 2004. $339,516 of the
2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.

Professional fees increased $1,432,498 to $2,327,278 in 2005, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In 2005 the Company recorded non-cash stock based compensation of $2,380,000 compared to $1,972,860 in 2004, for stock options granted to its employees, consultants and directors, of which $1,800,000 is included in expenses in 2005 compared to $1,972,860 in 2004 and $580,000 in 2005 compared to $Nil in 2004 is included in capitalized mineral property expenditures. Other notable changes in the operating expenses are: (i) Salaries increased $272,151 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Administrative and management services decreased by $89,744 due to some of the services provided by consultants in 2004 were provided by employees of the Grosso Group during 2005 and are included in salaries (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera or Golden Arrow in 2005; (iv) Corporate development and investor relations increased $207,951, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $40,337 mainly due to the increase in insurance premiums and an increase in activity,
(vi) Transfer agent and regulatory fees increased $141,972 mainly due to the costs of the Company's listing on the American Stock Exchange, (vii) General exploration decreased by $173,047 as the Company's focus is on Navidad property for which costs are included in capitalized mineral property expenditures,
(viii) Travel increased $52,444 due to travel related to conferences and investor presentations as well as to South America.

In 2005 the Company recorded interest income of $150,406 compared to $101,589 in 2004, primarily as a result of increase of funds on deposit. In 2005 there were no reorganization costs recorded by the Company, in 2004 reorganization costs of $346,103 were recorded. There was no gain on the optioning of properties to other mining exploration companies, in 2004 a gain of $328,346 was recognized. No write down for the carrying value of marketable securities in 2005 was recognized while a $99,762 write down for the carrying value of marketable securities was recorded in 2004. A gain of $232,954 for foreign exchange was recorded in 2005 compared to loss of $195,285 in 2004. The foreign exchange adjustment in 2005 is a result of a continued strengthening of the Canadian dollar compared to US dollar and due to the exchange movements between expenses being incurred in US$ and amounts exchanged to settle such payables. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,232 was recorded.

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

The Company's 2004 operating expenses were $4,312,616 an increase of $1,148,400 from the $3,164,216 originally reported for 2003. $661,175 of the 2003 operating expense has been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. In 2004, $131,232 was allocated to the Loss from Spin-Off Assets compared to $969,175 in 2003. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense. In 2004 expenses increased as a result of increased activity at the Navidad project and the support required at the corporate office.

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

In 2004 the Company recorded a gain of $328,346 on the optioning of certain properties to other mining exploration companies (plus $433,960 of gains relating to the Spin-Off Assets) compared to $481,779 in total in 2003. In 2004 a write-down of $99,762 (2003 - $nil) for the carrying value of marketable securities was recognized. Reorganization costs of $346,103 were recorded in 2004. An expense of $195,285 for foreign exchange was recorded in 2004 compared to $25,916 in 2003. The foreign exchange adjustment is as a result of the continued strengthening of the Canadian dollar compared to the US dollar and due to the exchange movements between the date of recognition of expenses incurred in US$ and the date of settlement. Interest and other income was $101,589 in 2004, an increase of $35,028 from 2003, primarily as a result of an increase of funds on deposit.

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

The Company's 2003 operating expenses were $2,503,041, an increase of $1,993,061 from 2002. A significant portion of the increase for 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected for prospective application, effective January 1, 2003. Previously options granted to the Company's directors and employees were only disclosed on a pro forma basis in the notes to the Company's consolidated financial statements. During 2003 the Company recorded a non-cash compensation expense of $1,487,235 relating to stock options granted to the Company's employees, directors and consultants. In 2002, the Company recorded an expense of $29,506 for stock options granted to its consultants. Much of the balance of the increase in the operating expenses can be attributed to the Navidad Project program: (1) Administrative and Management Services increased $68,365 (2) Corporate development and investor relations increased $116,325; (3) General exploration increased $46,638; (4) Travel increased $33,659. The increase of $159,117 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action.

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

On May 3, 2004 the Company announced a proposed corporate reorganization. The effect of the reorganization was be to transfer the Transferred Assets to Golden Arrow. The Company retained the Navidad Properties and is responsible for the Company's accounts payable. The Company's shareholders received Golden Arrow common shares which resulted in an identical percentage ownership by the Company's shareholders before and after the reorganization. See "Item 4. Information on the Company - History and Development of the Company."

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2005 was $7,731,395, an increase of $2,504,041 from December 31, 2004. Total assets increased to $23,497,994 at December 31, 2005 from $12,221,856 at December 31, 2004. This increase is mainly due to the increase in Navidad carrying value and in cash balance. During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Scholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At May 4, 2006, no underwriter's warrants had been exercised.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during 2005. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company has received $172,900 from the exercise of options from January 1 to May 4, 2006. As at May 4, 2006 the Company had working capital of approximately $13,500,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

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

During the period from January 1, 2006 through December 31, 2006, it is anticipated that the Company will have obligations totaling $760,000 for monthly payments to the Grosso Group.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                             Payments Due by Period
                                                                 Less than 1                                  More than 5
                                                     Total           Year         1-3 Years     3-5 Years        Years
---------------------------------------------------------------------------------------------------------------------------
Contractual Obligations                             760,000         760,000           -             -               -
Long-term Debt Obligations                             -               -              -             -               -
Capital (Finance) Lease Obligations                    -               -              -             -               -
Operating Lease Obligations                            -               -              -             -               -
Purchase Obligations                                   -               -              -             -               -
Other Long-Term Liabilities Reflected in
the Company's Balance Sheet under the
GAAP of the Primary Financial Statements               -               -              -             -               -
---------------------------------------------------------------------------------------------- ----------------------------
Total                                               760,000         760,000           -             -               -
===========================================================================================================================


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
================================================================================

DIRECTORS AND SENIOR MANAGEMENT

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:

------------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST            PERIOD OF SERVICE AS A
     NAME, AGE AND POSITION(1)<F1>                     FIVE YEARS                          DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------------------------
GERALD G. CARLSON -                       President and Director of Copper       Chairman since February 15, 1999.
Chairman and Director                     Ridge Exploration Inc., a public
Age 60                                    British Columbia mineral exploration   Director since February 15, 1999.
                                          company from March 1999 to present.
                                          President of Nevada Star Resources
                                          Corp, from March 5, 2002 to present.

------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST            PERIOD OF SERVICE AS A
     NAME, AGE AND POSITION(1)<F1>                     FIVE YEARS                          DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------------------------
JOSEPH GROSSO -                           Director and President of the          Director  and President since
President,  Chief Executive Officer       Company since February 1990.           February 1990.
and Director
Age 68                                                                           Chief Executive Officer since
                                                                                 February 1990.

------------------------------------------------------------------------------------------------------------------------
ARTHUR LANG  -                            Chief Financial Officer of the         Director  Vice-President and Chief
Chief Financial Officer, Secretary        Company since April 2, 2004.           Financial Officer since April 2,
and Director                              Consultant providing financial         2004.
Age 62                                    management services to various         Secretary since August 31, 2005.
                                          clients from 1999 to April 2004
                                          through Arthur G Lang Inc., a
                                          private British Columbia company.

------------------------------------------------------------------------------------------------------------------------
NIKOLAOS CACOS -                          President, CEO  and director of        Corporate Secretary from June 25,
Vice President                            Amera Resources Corporation, a         1998 to January 2005.
Age 39                                    public British Columbia company,
                                          since April 2000. Corporate            Vice President  since June 23, 2005
                                          Secretary and Vice President, North
                                          America Corporate Development of the
                                          Company Director and Corporate
                                          Secretary of Golden Arrow Resources
                                          Corporation.
------------------------------------------------------------------------------------------------------------------------
SEAN HURD  -                              Investor Relations Manager for the     Vice President, Investor Relations
Vice President, Investor Relations        Grosso Group since 2005 and for the    since March 2005.
Age 39                                    Company from June 2002 to
                                          present. Investor relations for Senate
                                          Capital  from  February  1996  to  May
                                          2002.
------------------------------------------------------------------------------------------------------------------------
ROBERT STUART (TOOKIE) ANGUS              Independent Business Adviser to the    Director since May 2003
Director                                  mining  industry since January
                                          2006.  Managing Director, Mergers and
------------------------------------------------------------------------------------------------------------------------
Age 57                                    Acquisitions, Endeavour
                                          Financial Ltd., November 2003 to
                                          December 31, 2005. Partner in law
                                          firm, Fasken Martineau DuMoulin LLP
                                          from February 2001 to October 2003.
------------------------------------------------------------------------------------------------------------------------
CHET IDZISZEK                             President, CEO and director of         Director since May 2003
Director                                  Madison Enterprises Corp. from 1993
Age 58                                    to present. President, CEO and
                                          director of Adrian Resources Ltd.
                                          from June 1990 to present.
------------------------------------------------------------------------------------------------------------------------
DAVID TERRY                               Vice President for the Company since   Director since May 2004
Director                                  June 2004 to present.  Vice
Age 41                                    President, Exploration for the         Vice President for the Company since
                                          Grosso Group from January 2005 to      June 2004
                                          present. Regional geologist

------------------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION DURING PAST            PERIOD OF SERVICE AS A
     NAME, AGE AND POSITION(1)<F1>                     FIVE YEARS                          DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------------------------
                                          with the British Columbia Ministry
                                          of Energy and Mines in Cranbrook,
                                          British Columbia from May 2001 to
                                          March 2004. Project Geologist with
                                          Boldien Limited prior to May 2001.
------------------------------------------------------------------------------------------------------------------------
DAVID HORTON                              Senior Vice-President and Director     Director since June 2004
Director                                  of Canaccord Capital Corporation
Age 69                                    from 1996 to present.
------------------------------------------------------------------------------------------------------------------------
AUGUSTO BAERTL                            President of Cia. Minera Antamina      Director  and President of
Director (Of subsidiary)                  from 1997 to 2001 and Executive        subsidiary since March 2005
Age 62                                    Chairman from 2001 to 2002.  Chief
                                          Executive Officer of Gestora de
                                          Negocios e Inversiones S.A. from
                                          August 2003 to present.
------------------------------------------------------------------------------------------------------------------------
LEONARD HARRIS                            Retired Mining Consultant since 1995   Director since August 24, 2005
Director
Age 78
------------------------------------------------------------------------------------------------------------------------
CARLOS D'AMICO                            President since February 2005 and      President since February, 2005
President (of subsidiary)                 General Manager since 2003 to          General Manager 2003-2005
Age 48                                    present  of Inversiones Mineras
                                          Argentinas S.A., a subsidiary of the
                                          Company, 2000-2003 President of
                                          Independent Construction Company
------------------------------------------------------------------------------------------------------------------------
GUILLERMO RAMON SALVATIERRA               COO, Inversiones Mineras Argentinas    COO since October 1, 2005
COO (of subsidiary)                       S.A., a subsidiary of the Company,
Age 48                                    2001-2004 Operations Manager, Risk
                                          Manager Coordinator and Senior
                                          Auditor at Transportadora Gas del
                                          Norte S.A., 2000-2001 COO Svedala
                                          Industries AB Argentina
------------------------------------------------------------------------------------------------------------------------

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:


NAME OF DIRECTOR                    NAME OF COMPANY                         POSITION               TERM OF SERVICE
----------------                    ---------------                         --------               ---------------
Gerald G. Carlson                   Copper Ridge Explorations               President/Director     Mar/99 to present
                                    Nevada Star Resources Corp.             President/Director     Mar/02 to present
                                    Dentonia Resources Ltd.                 Director               Feb/94 to present
                                    Fairfield Minerals Ltd.                 Director               Jul/98 to present
                                    Orphan Bay Resources Inc.               Director               Nov/00 to present

Arthur Lang                         Golden Arrow Resources Corporation      Director, CFO ,VP      Jul/04 to present
                                    Amera Resources Corporation             CFO & Secretary        Mar/05 to present


Joseph Grosso                       Amera Resources Corporation             Chairman/Director      Feb/04 to present
                                    Golden Arrow Resources Corporation      Chairman/President/    Jul/04 to present
                                                                            CEO/Director
                                                                            Chairman/Director      April/06 to present

Robert Stuart (Tookie) Angus        CMQ Resources Inc.                      Director               Dec/03 to present

                                    Nevsun Resources Ltd.                   Director               Jan/03 to present

                                    Plutonic Power Corporation              Director               June/99 to present

                                    Blackstone Ventures Inc.                Director               Sept/97 to present
                                                                            Chairman/Secretary
                                    Dynasty Gold Corp.                      Director               Oct/99 to present
                                    Bema Gold Corporation                   Director               June/92 to present
                                    Crescent Gold Limited                   Director               Nov/05 to present
                                    Polaris Minerals Corporation            Director               Seot/03 to present
                                    Tsodilo Resources Limited               Director               July/04 to present
                                    United Bolero Development Corp.                                March/06 to present

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
                                    Lund Gold Ltd.                          CEO/President/         May/97 to present
                                                                            Director



NAME OF DIRECTOR                    NAME OF COMPANY                         POSITION               TERM OF SERVICE
----------------                    ---------------                         --------               ---------------
                                    Oromin Explorations Ltd.                President/Director     Feb/94 to present
                                    The Havana Group Inc.                   Director               Aug/02 to present


David Terry                         Amera Resources Corporation             Vice President         Mar/04 to present
                                                                            Exploration
                                    Golden Arrow Resources Corporation      Director/V-P           Jul/04 to present
                                                                            Exploration
                                    Astral Mining Corporation               Director               March 9/05 to present

David Horton                        Golden Arrow Resources Corporation      Director               July/04 to present


Leonard Harris                      Glamis Gold Ltd.                        Director               May/99 to May/03
                                    Corriente Resources                     Director               Jul/95 to present
                                    Solitario Resources                     Director               Jun/98 to present
                                    Cardero Resource Corp.                  Director               Feb/00 to present
                                    Alamos Minerals Ltd.                    Director               Jun/98 to May/03
                                    Canarc Resource Corp.                   Director               Jun/01 to present
                                    Solliden Exploration Inc.               Director               Sep/03 to present
                                    Endeavour Gold Corp.                    Director               Jul/03 to present
                                    Alamos Gold Inc.                        Director               Nov/03 to present
                                    Morgain Minerals Inc.                   Director               Jun/04 to present


COMPENSATION

During the fiscal year ended December 31, 2005, the directors and officers of the Company, as a group, had received or charged the Company a total of $241,088 (2004-$476,226; 2003 - $330,600) for services rendered by the directors and officers or companies owned by the individuals.

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

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer and Chief Financial Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended  December  31, 2005,  the Company had two Named  Executive
Officers: Joseph Grosso, President and Chief Executive Officer and Arthur Lang, Chief Financial Officer (the "Named Executive Officers"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2003, 2004 and 2005.

                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------
                                 ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                 ---------------------------------- -------------------------------------------------
                                                                    AWARDS                   PAYOUTS
                                                                    ------------------------ ------------------------
NAME AND                                                 OTHER      SECURITIES   RESTRICTED    LTIP
PRINCIPAL                         SALARY        BONUS    ANNUAL     UNDER        SHARES OR     PAYOUTS     ALL
POSITION               YEAR       ($)           ($)      COMPENSA   OPTIONS/     RESTRICTED    ($)         OTHER
(a)                  (b)(1)<F1>   (c)           (d)      TION       SARS         SHARE         (h)         COMPEN-
                                                         ($)        GRANTED      UNITS                     SATION
                                                         (e)        (#)(2)<F2>   ($)                       ($)
                                                                    (f)          (g)                       (i)
---------------------------------------------------------------------------------------------------------------------
Joseph Grosso(3)<F3>   2005        $102,000       -         -       150,000          -           -           -
President and Chief    2004        $102,000       -         -       150,000          -           -           -
Executive Officer      2003        $102,000       -         -       200,000          -           -           -

Arthur Lang, Chief     2005       $68,927(4)<F4>  -         -       100,000          -           -           -
Financial Officer      2004        $58,671        -         -       50,000           -           -           -
                       2003          $Nil         -         -       -                -           -           -
---------------------------------------------------------------------------------------------------------------------

(1)<F1>  Fiscal years ended  December 31, 2005,  2004 and 2003.
(2)<F2>  See "Options and Stock Appreciation Rights".
(3)<F3> See description of termination payment for Mr. Grosso in Item 6, agreement dated July 1, 1999 with Oxbow International Marketing Corp.
(4)<F4> During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year.

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

OPTION GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2005 to the Named Executive Officers of the
Company:

                                                                                  MARKET VALUE
                                    % OF TOTAL OPTIONS                           OF SECURITIES
                 SECURITIES UNDER       GRANTED IN           EXERCISE OR       UNDERLYING OPTIONS
NAME             OPTIONS GRANTED     FINANCIAL YEAR(1)<F1>  BASE PRICE(2)<F2>    ON DATE OF GRANT      EXPIRATION DATE
----             ---------------     --------------          ----------         -----------------      ---------------
                       (#)                                  ($/Security)          ($/Security)
Joseph Grosso        150,000              11.02%               $4.16                 $4.16             March 16, 2010

Arthur Lang           75,000               7.35%               $4.16                 $4.16             March 16, 2010
                      25,000                                   $2.92                 $2.92             November 16, 2010

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

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                               VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                     SECURITIES ACQUIRED    AGGREGATE VALUE         AT FISCAL YEAR-END          FISCAL YEAR-END(2)<F2>
NAME                  ON EXERCISE(1)<F1>       REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                  ------------------       --------         -------------------------    -------------------------
                             (#)                  ($)                      (#)                         ($)
Joseph Grosso                Nil                  Nil                  547,500/Nil                $520,550 / N/A

Arthur Lang                  Nil                  Nil                  150,000/Nil                $33,000 / N/A

(1)<F1>  All options are exercisable to acquire the Company's Common Shares.
(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2005, $3.48, less the exercise price per share of in-the-money stock options.

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

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2005 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2005, the Company paid directly $139,088 and indirectly $63,000 (as part of the allocated Grosso Group monthly fees) to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered. See also "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

OPTION GRANTS

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

                                                                                      MARKET VALUE
                       SECURITIES UNDER   % OF TOTAL OPTIONS                         OF SECURITIES
                            OPTIONS          GRANTED IN          EXERCISE OR       UNDERLYING OPTIONS
NAME                     GRANTED(1)<F1>  FINANCIAL YEAR(2)<F2>  BASE PRICE(3)<F3>   ON DATE OF GRANT      EXPIRATION DATE
----                       -------       -------------------    -------------       -----------------     ---------------
                              (#)                                ($/Security)          ($/Security)
Directors as a group        300,000              22%               $4.16 and         $4.16 and $2.92       March 16, 2010
who are not Named                                                    $2.92                                 November 16, 2010
Executive Officers

(1)<F1>  All options are for the Company's Common Shares.
(2)<F2>  Percentage of all options granted in the year.
(3)<F3> The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:

                                                                                                  VALUE OF UNEXERCISED
                                                                      UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                      SECURITIES ACQUIRED     AGGREGATE VALUE         AT FISCAL YEAR-END           FISCAL YEAR-END(2)<F2>
NAME                  ON EXERCISE(1)<F1>         REALIZED          EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                  -------------------        --------          -------------------------    -------------------------
                               (#)                  ($)                       (#)                         ($)
Directors, as a                Nil                  Nil                  1,200,000/N/A               $1,670,700/N/A
group, who are not
Named Executive
Officers

(1)<F1>  All options are exercisable to acquire the Company Common Shares.
(2)<F2> Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2005 $3.48, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years other than as disclosed herein.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an Administration Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral Mining Corporation and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of $730,802 to the Grosso Group. In addition, included in the accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement it will pay a termination fee equal to six-months' basic administration charge.

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

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of May 4, 2006, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Manfred Kurschner and Nick DeMare. Messrs. Lang and Grosso are officers and directors of the Company. Mr. Lang is an officer and director of Golden Arrow and an officer of Amera. Mr. Grosso is an officer and director of Golden Arrow and of Amera and director of Gold Point. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow and a director and officer of Amera. Manfred Kurschner is an officer and director of Astral Mining Corporation and director of Golden Arrow and Nick DeMare is an officer and director of Gold Point. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the Chairman and a director and principal shareholder of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2004 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. Mr. Grosso returned the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share was issued to the Company.

The Board of Directors of the Company has approved the Administration Services Agreement.

JOSEPH GROSSO

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2005, Oxbow was paid $102,000. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso's death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500.

In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors, (iii) three years of Mr. Grosso's monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500.

NIKOLAOS CACOS

By agreement dated January 1, 1996, as amended December 10, 1996 and August 22, 2001, Nikolaos Cacos, an officer and director of the Company, was paid $5,500 per month for professional services rendered. Mr. Cacos received a retainer of $4,500 per month until December 1, 2001. Thereafter, the rate was increased by $1,000. On January 5, 2004 this contract was amended to reduce the fee paid to $1,375 per month. Mr. Cacos resigned as a director of the Company in October 2004. During fiscal 2005, Mr. Cacos was paid directly by the Company $Nil (2004
- $17,600, 2003 - $66,000). On January 1, 2005 Mr. Cacos's contract with the Company was cancelled and replaced with a contract with the Grosso Group. During the year ended December 31, 2005, Mr. Cacos's total compensation from the Grosso Group was $22,500, of which $14,862 was allocated to the Company as part of the Grosso Group fees for the year.

SEAN HURD

By agreement dated June 11, 2001, as extended, Sean Hurd, a former director of the Company, was paid $4,000 per month for professional services rendered. During the fiscal year ended December 31, 2005, Mr. Hurd was paid directly by the Company $Nil (2004 - $73,800, 2003 - $48,000). Mr. Hurd resigned as a director in October 2004. In January 2005, Mr. Hurd became an employee of the Grosso Group. During the year ended December 31, 2005, Mr. Hurd's total compensation from the Grosso Group was $96,000, of which $72,216 was allocated to the Company as part of the Grosso Group fees for the year.

GERALD CARLSON

By agreement dated February 15, 2001, between the Company and KGE Management Ltd. ("KGE"), a private company owned by Gerald Carlson, Chairman of the board of directors of the Company, Mr. Carlson was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE. The agreement expired January 14, 2001 and was renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services were rendered for more than four days per month. On April 1, 2004 a new agreement was executed providing for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. Mr. Carlson was required to provide a minimum of eight days of service per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. During the fiscal year ended December 31, 2005, the Company paid $24,000 to KGE (2004 - $34,749, 2003 -
$41,400). Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed.

ARTHUR LANG

By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000.

DAVID TERRY

Mr. Terry, an officer and a director of the Company, had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid
$43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000.

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

COMPENSATION COMMITTEE

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

The Company's Compensation Committee must be comprised of at least two independent directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Horton and Angus are members of the Compensation

Committee.   The  board  of  directors   of  the  Company,   after  each  annual
shareholder's meeting must appoint or re-appoint a compensation committee.

                               TERMS OF REFERENCE
                                     FOR THE
                             COMPENSATION COMMITTEE

GENERAL

The Compensation Committee is a committee of the Board to which the Board has delegated its responsibility for oversight of the Corporation's overall human resources policies and procedures. This includes reviewing the adequacy and form of the compensation paid to the Corporation's executives and key employees to ensure that such compensation realistically reflects the responsibilities and risks of such positions.

The Compensation Committee's objectives are to assist the Board in meeting its responsibilities in respect of overall human resources policies and procedures including recruitment, performance management, compensation, benefit programs, resignation/terminations, training and development, succession planning and organizational planning and design, to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, retain and inspire executive management and other key employees and to review all compensation and benefit proposals for the Corporation's executives and make recommendations to the Board.

COMPOSITION AND PROCESS

1. The Compensation Committee will be comprised of a minimum of two directors, all of whom will be independent.

2. Compensation Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3. The Chair of the Compensation Committee will be appointed by its members on an annual basis for a one-year term and may serve any number of consecutive terms. The Compensation Committee Chair will arrange for an alternate chair for a specific meeting if he or she is planning to be absent.

4. The Compensation Committee Chair will establish the agenda for Compensation Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.

5. The Compensation Committee will meet at least twice per year and may call special meetings as required. A quorum at meetings of the Compensation Committee will be one of its members. The Compensation Committee may hold its meetings, and members of the Compensation Committee may attend meetings, by telephone conference call.

6. At all meetings of the Compensation Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Compensation Committee Chair will forward the matter to the Board of Directors for resolution.

7. The minutes of Compensation Committee meetings will document the date and time of the meetings.

8. The Compensation Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Compensation Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

9. The CEO may attend and participate in meetings of the Compensation Committee, except when his compensation is the subject matter.

RESPONSIBILITIES

   1. The Compensation Committee will review management prepared policies and make recommendations to the Board regarding the following matters:

   2. Compensation, philosophy, policies and guidelines for senior officers, as well as supervisory and management personnel of the Corporation and any subsidiary companies.

   3. Corporate benefits for senior management (i.e. car insurance, life insurance, retirement plan, expense accounts, etc.).

   4. Incentive plans, along with global payment information as it applies to senior management bonus and discretionary bonus plans.

   5. Review and approval of Corporate goals and objectives relevant to CEO and other senior management compensation.

   6. Evaluation of the performance of the CEO and other senior management in light of corporate goals and objectives and making recommendations with respect to compensation levels based on such evaluations.

   7. Policies regarding the Corporation's Incentive Stock Option Plan and the granting of stock options to Directors, management and employees of the Corporation.

   8. Policies regarding the development and implementation of incentive compensation plans and equity based compensation plans.

   9. Compensation levels for directors and committee members, including the compensation of the Chair and the Chair of any Board committees, to ensure compensation realistically reflects the responsibilities and risk involved in being an effective director. Compensation should be commensurate with the time spent by directors in meeting their obligations and should be transparent and easy for shareholders to understand.

   10. Succession plan for the CEO and other executives and key employees of the Corporation, in conjunction with the CEO.

   11. Any material changes in human resources policy, procedure, remuneration and benefits.

   12. Review of executive compensation disclosure in all public disclosure documents.

   13. The Compensation Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

   14.   Perform any other activities  consistent with these Terms of Reference,
         as  the  Compensation   Committee  or  the  Board  deems  necessary  or
         appropriate.

   15. The Compensation Committee will have the authority to delegate any specific tasks to individual Compensation Committee members.

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Horton, Angus, Idziszek are members of the Audit Committee. The board of directors of the Company, after each annual shareholder's meeting must appoint or re-appoint an audit committee.

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

The Audit Committee's Charter is attached as an Exhibit.

EMPLOYEES

As of December 31, 2005, the Company uses the services of the Grosso Group, which had twenty full-time employees in the area of management and administration compared with nine full-time employees and three part-time employees that the Company employed directly in the areas of management and administration at December 31, 2004 compared to eight full-time employees and two part-time employees in the area of management and administration at December 31, 2003. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

As of May 4, 2006, the Company had 48,948,064 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 4, 2006.

--------------------------------------------------------------------------------------------------------------------
                                                                      SHARES AND RIGHTS
                                                                    BENEFICIALLY OWNED OR
TITLE OF CLASS           NAME                                           CONTROLLED (1)<F1>     PERCENT OF CLASS(1)<F1>
--------------------------------------------------------------------------------------------------------------------
Common Stock             Joseph Grosso                                  1,522,167(2)<F2>              3.1%
Common Stock             Nikolaos Cacos                                   188,151(3)<F3>              0.4%
Common Stock             Sean Hurd                                        310,000(4)<F4>              0.6%
Common Stock             Gerald Carlson                                   402,500(5)<F5>              0.8%
Common Stock             David Terry                                      202,000(6)<F6>              0.4%
Common Stock             Chet Idziszek                                    330,000(7)<F7>              0.7%
Common Stock             Robert Stuart (Tookie) Angus                     220,000(8)<F8>              0.5%
Common Stock             Arthur Lang                                      150,000(9)<F9>              0.3%
Common Stock             David Horton                                     130,000(10)<F10>            0.3%
Common Stock             Leonard Harris                                    52,000(11)<F11>            0.1%
Common Stock             Officers and Directors (as a group, 10         3,506,818(12)<F12>            7.2%
                         persons)


(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 48,933,064 shares of common stock outstanding as of May 4, 2006.

(2)<F2> Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso's wife) and Mr. Grosso's private companies:

          (a)  581,543 shares held by Mr. Grosso;
          (b)  7,500 shares held by Beauregard (50%);
          (c)  27,564 shares held by Mr. Grosso's wife (50%);
          (d)  348,448 shares held by Oxbow (50%);
          (e)  9,612 shares held by Threadco (50%); and
          (f)  547,500 Options held by Mr. Grosso to acquire 547,500 shares.

                See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(3)<F3> Includes 13,151 shares held by Mr. Cacos and 175,000 options held by Mr. Cacos to acquire an additional 175,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(4)<F4> Includes 310,000 options held by Mr. Hurd to acquire an additional 310,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(5)<F5> Includes 47,500 shares held by KGE Management Ltd., a private company owned by Mr. Carlson and options held by Mr. Carlson to acquire an additional 355,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(6)<F6>         Includes  2,000 shares held by Mr. Terry and options held by Mr.
                Terry to acquire an additional 200,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(7)<F7> Includes 85,000 shares held by Mr. Idziszek and options held by Mr. Idziszek to acquire an additional 245,000 shares. See "Item
                6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(8)<F8>         Includes options  held  by  Mr. Angus to acquire 220,000 shares.
                See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(9)<F9>         Includes options  held  by  Mr. Lang  to acquire 150,000 shares.
                See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(10)<F10> Includes options held by Mr. Horton to acquire 130,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(11)<F11> Includes 2,000 shares and options held by Mr. Harris to acquire 50,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(12)<F12> Includes the shares, options, and warrants set forth in footnotes 2 through 11 above. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of May 4, 2006, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 11,115,404 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants currently outstanding and agreements.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004, and June 23, 2005 shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of IMA available for issuance. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's board of directors (the "Board"), or by the Compensation Committee (the
"Committee") of the Company's Board consisting of not less than two of its members. The Stock Option Plan is currently administered by the Committee.

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

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's common shares at the time the option is granted. "Market Value" means:

(a) for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;
(b) if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;
(c) if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and
(d) if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company's common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company shares in private transactions negotiated at arms' length.

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

As of May 4, 2006, the Company has 4,746,000 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

                                                                                                 MARKET VALUE ON
                            NATURE                     NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>            OF SHARES       PRICE         DATE          OR REPRICING
--------------------------------------------------------------------------------------------------------------------
N. Cacos                  Officer                       110,000        $3.10      Mar. 24/09          $3.10
                                                         50,000        $4.16      Mar. 16/10          $4.16
                                                         15,000        $2.92      Nov. 16/10          $2.92

J. Grosso                 Director                       47,500        $0.50     Sept. 23/07          $0.50
                                                        200,000        $1.87      Aug. 27/08          $1.87
                                                        150,000        $3.10      Mar. 24/09          $3.10
                                                        150,000        $4.16      Mar. 16/10          $4.16

S. Hurd                   Officer                       100,000        $1.87      Aug. 27/08          $1.87
                                                        130,000        $3.10      Mar. 24/09          $3.10
                                                         60,000        $4.16      Mar. 16/10          $4.16
                                                         20,000        $2.92      Nov. 16/10          $2.92

G. Carlson                Director                      200,000        $0.40      Jul. 19/06          $0.40
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         85,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16

N. DeMare                 Consultant                     25,000        $0.84      Mar. 07/08          $0.84
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

E. Grosso(2)<F2>          Consultant                     67,500        $0.50     Sept. 23/07          $0.50
                                                         75,000        $3.10      Mar. 24/09          $3.10

A. Sanchez                Consultant                      5,000        $0.40      Jul. 19/06          $0.40
                                                         15,000        $0.84      Mar. 07/08          $0.84

                                                                                                 MARKET VALUE ON
                            NATURE                     NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>            OF SHARES       PRICE         DATE          OR REPRICING
--------------------------------------------------------------------------------------------------------------------

K. Patterson              Consultant                     25,000        $3.10      Mar. 24/09          $3.10
                                                         25,000        $2.92      Nov. 16/10          $2.92

D. Terry                  Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         80,000        $4.16      Mar. 16/10          $4.16
                                                         70,000        $2.92      Nov. 16/10          $2.92

C. Idziszek               Director                      150,000        $0.90       May 30/08          $0.90
                                                         75,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16

J. C. Berretta            Consultant                     25,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16

W. Lee(3)<F3>             Consultant                     75,000        $1.87      Aug. 27/08          $1.87
                                                         30,000        $3.10      Mar. 24/09          $3.10

R. Angus                  Director                      150,000        $0.90       May 30/08          $0.90
                                                         40,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

D. Dorval                 Employee                       60,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

J. Denee                  Employee                       10,000        $3.10      Mar. 24/09          $3.10
                                                          5,000        $4.16      Mar. 16/10          $4.16

C. Sandoval               Employee                       10,000        $3.10      Mar. 24/09          $3.10
                                                         15,000        $4.16      Mar. 16/10          $4.16

C. D'Amico(5)<F5>         Director (of                  220,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted            75,000        $3.10      Mar. 24/09          $3.10
                          from reporting)

C. Timossi                Consultant                     75,000        $3.10      Mar. 24/09          $3.10

S. Phillips               Consultant                    300,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10

J. Faccin                 Consultant                     10,000        $3.10      Mar. 24/09          $3.10

M. De Simone              Director (of                   59,500        $0.50       May 02/07          $0.50
                          subsidiary-exempted            80,000        $3.10      Mar. 24/09          $3.10
                          from reporting)
I. Chiarantano            Director (of                   59,500        $0.50       May 02/07          $0.50
                          subsidiary-exempted
                          from reporting)

D. Horton                 Director                      100,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16



                                                                                                 MARKET VALUE ON
                            NATURE                     NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)<F1>            OF SHARES       PRICE         DATE          OR REPRICING
--------------------------------------------------------------------------------------------------------------------
A. Lang                   Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
                                                         25,000        $2.92      Nov. 16/10          $2.92

G. James                  Consultant                      7,000        $3.10      Mar. 24/09          $3.10

R. Aragon                 Director (of                   50,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted
                          from reporting)

A. Colucci                Consultant                    120,000        $1.87      Aug. 27/08          $1.87


P. Hedblom                Consultant                     30,000        $1.87      Aug. 27/08          $1.87
                                                         20,000        $2.92      Nov. 16/10          $2.92

J. Wong                   Consultant                     25,000        $1.87      Aug. 27/08          $1.87

L. Roth                   Consultant                     50,000        $4.20       Dec. 1/09          $4.02

D. Tindale                Employee                        5,000        $4.16      Mar. 16/10          $4.16

F. Riedl                  Consultant                     30,000        $4.16      Mar. 16/10          $4.16

A. Beartl                 Director (of                  150,000        $4.16      Mar. 16/10          $4.16
                          subsidiary-exempted           150,000        $2.92      Nov. 16/10          $2.92
                          from reporting)

I. Thomson                Consultant                     10,000        $4.16      Mar. 16/10          $4.16

L. Harris                 Director                       50,000        $2.92      Nov. 16/10          $2.92

C. Yepes                  Employee                       10,000        $2.92       Nov.16/10          $2.92

C. Smyth                  Consultant                      5,000        $2.92      Nov. 16/10          $2.92

E. Epshtein               Employee                       15,000        $2.92      Nov. 16/10          $2.92

K. Vargas                 Employee                       15,000        $2.92      Nov. 16/10          $2.92

L. Rivero                 Employee                       10,000        $2.92      Nov. 16/10          $2.92

L. Shane                  Employee                        5,000        $2.92      Nov. 16/10          $2.92

G. Salvatierra            Employee                       25,000        $2.92      Nov. 16/10          $2.92


                          TOTAL                       4,746,000
                                                      =========

Officers and directors,                               2,525,000
as a group (10                                        =========
persons)(4)


(1)<F1> Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, officers and consultants. "Employee" refers to the employees of the Grosso Group providing administrative and management services to the Company.
(2)<F2>  Evelyn Grosso is the wife of Joseph Grosso.
(3)<F3> The Company granted Mr. Lee options to acquire common shares during his tenure as director. Mr. Lee resigned as an officer and director of the Company effective April 2, 2004 and currently remains as a consultant to the Company.
(4)<F4>  Includes options held by Joseph Grosso's wife, Evelyn Grosso.
(5)<F5> The Company granted Mr. D'Amico options to acquire common shares during his tenure as director of a subsidiary.

WARRANTS AND OTHER COMMITMENTS

As of May 4, 2006, there were 1,900,004 non-transferable common share purchase warrants exercisable.

As of May 4, 2006, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, did not hold any warrants to purchase the Company's common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

On March 21, 2006 a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per special warrant for gross proceeds of $10,027,500 was completed. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant without payment of any additional consideration. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
================================================================================

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge there are no persons who beneficially own, directly or indirectly, or exercise control or direction, over more than 5% of the issued and outstanding common shares of the Company other than that which is described below.

CHANGES IN OWNERSHIP BY MAJOR SHAREHOLDERS

In August 1999 Barrick Gold Corporation ("Barrick") acquired, through a private placement, 1.5 million units at a price of $1.00 per unit. Each unit consists of one common share in the capital stock of the Company and one non-transferable share purchase warrant, entitling Barrick to purchase an additional common share for a period of one year at a price of $1.50 per share. On April 19, 2000, Barrick exercised warrants at $1.50 to purchase an additional 350,000 shares of the Company. On August 16, 2000, Barrick exercised its remaining warrants to buy 1,150,000 common shares of the Company. As of April 30, 2003 Barrick owned
3,000,000 common shares of the Company (9.22%). To the best of the Company's knowledge, subsequent to April 30, 2003, Barrick sold common shares of the Company and is no longer a major shareholder.

On April 28, 2003, Prudent Bear Funds, Inc. advised the Company that it had acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 818,500 of the Company's common shares. This resulted in Prudent Bear Funds, Inc. having ownership of and control over a total of 3,209,637 common shares together with warrants to purchase an additional 754,137 common shares. As of April 30, 2003, if such warrants were exercised Prudent Bear Funds, Inc. would have control and direction of 3,963,774 common shares of the Company (12.18%). To the best of the Company's knowledge, as of December 31, 2005, Prudent Bear Funds Inc. is no longer a major shareholder of the Company.

SHARES HELD IN THE UNITED STATES

As of May 4, 2006, there were approximately 69 registered holders of the Company's shares in the United States, with combined holdings of 6,693,265 shares (13.67% of the 48,948,065 outstanding shares at May 4, 2006).

CHANGE OF CONTROL

As of May 9, 2006, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2003 through May 9, 2006, the Company did not enter into any transactions or loans between the Company and any
(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

   1. Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an Administrative Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral Mining Corporation and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of $730,802 to the Grosso Group. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

         The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement it will pay a termination fee equal to six-months' basic administration charge.

   2. Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities, capital assets and personnel with Amera. Joseph Grosso,

         Nikolaos Cacos, Arthur Lang and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. During the fiscal year ended December 31, 2005 the Company received $Nil (2004 - $66,390, 2003 - $35,110) from Amera for reimbursement of expenses.

   3. The Company leases a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and had been extended for another two years. On January 1, 2004 the Company and Beauregard executed a lease for a term of three years with an option to renew for a further two years with minimum annual lease payments of $52,200, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 2005, the Company incurred $Nil (2004 - $33,822, 2003 - $Nil) for leasehold improvements conducted on the office premises. On March 1, 2005 the Company and Beauregard executed a lease for additional premises for a term of one year and ten months with an option to renew for a further two years with minimum annual lease payments of $38,100, plus operating costs. During the fiscal year ended December 31, 2005, the Company paid rent to Beauregard in the amount of $128,722 (2004 - $74,870, 2003 - $60,924). The Company subleases the premises to the Grosso Group and recovered the 2005 rent it had paid. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

   4. The Company executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2005, Oxbow was paid $102,000 (2004 - $102,000, 2003 -
         $102,000). On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

   5. The Company entered into an agreement with Nikolaos Cacos, an officer and former director of the Company, pursuant to which Mr. Cacos provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2004, Mr. Cacos was paid $17,600 (2003 - $66,000; 2002 - $66,000). Effective January 1, 2005, Mr. Cacos'
         contract with the Company was replaced by a new agreement between the Grosso Group and Mr. Cacos. During the year ended December 31, 2005, Mr. Cacos's total compensation from the Grosso Group was $22,500, of which $14,862 was allocated to the Company as part of the Grosso Group fees for the year.

   6. The Company's officers and directors have been granted incentive stock options enabling them to purchase common shares of the Company. See "Item 6. Directors, Senior Management and Employees - Share Ownership".

   7. The Company has entered into an agreement with KGE Management Ltd. ("KGE"), a private company owned by Gerald Carlson, pursuant to which Gerald G. Carlson, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." By agreement dated February 15, 2001, between the Company and KGE, Mr. Carlson was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE. The agreement expired January 14, 2001 and was renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services were rendered for more than four days per month. On April 1, 2004 a new agreement was executed providing for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. Mr. Carlson was required to provide a minimum of eight days of service per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. During the fiscal year ended December 31, 2005, the Company paid $24,000 to KGE (2004 - $34,749, 2003 - $41,400).  Effective January 1, 2006 the
         Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed.

   8. The Company has entered into an agreement with Mr. Sean Hurd, an officer and former director of the Company, pursuant to which Mr. Hurd provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts." During the fiscal year ended December 31, 2005, Mr. Hurd was paid directly by the Company $Nil (2004 - $73,800, 2003 - $48,000). In January 2005, Mr.
         Hurd became an employee of the Grosso Group. During the year ended December 31, 2005, Mr. Hurd's total compensation from the Grosso Group was $96,000, of which $72,216 was allocated to the Company as part of the Grosso Group fees for the year.

   9. On December 16, 2003 and November 16, 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, was a shareholder. A monthly fee of US$5,000 for services was payable under this agreement for a minimum period of one year. On July 4, 2005, the agreement was amended to increase the monthly fee to US$10,000 per month effective June 1, 2005. During the fiscal year ended December 31, 2005, Endeavour was paid $115,088 (2004 - $78,637). The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. Effective December 31, 2005 Mr. Angus retired from Endeavour and the monthly fee was reduced to US$5,000 per month. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." The agreement was terminated by mutual consent effective February 28, 2006.

   10. On February 14, 2006 and effective January 1, 2006, the Company has entered into an agreement with RSA Holdings Ltd., pursuant to which R.S. (Tookie) Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

   11. Mr. Terry had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid $43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

   12. The Company has entered into an agreement dated April 23, 2004, with Mr. Lang, Chief Financial Officer and a director of the Company, pursuant to which Mr. Lang provides services to the Company. By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

   12. The Company has entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company. See "Item 4. Information on the Company - History and Development of the Company." The Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8.
         Financial Information - Legal Proceedings."


ITEM 8.  FINANCIAL INFORMATION.
================================================================================

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

DESCRIPTION                                                                 PAGE

Consolidated Financial Statements for the Years Ended                        F-1
December 31, 2005, 2004 and 2003.

SIGNIFICANT CHANGES

There are no significant changes to report between the year end December 31, 2005 and the date of this annual report.

LEGAL PROCEEDINGS

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was rejected and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. At the conclusion of the trial, the Court reserved its decision; the Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company believes the Aquiline legal action is without merit. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

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

ITEM 9.  THE OFFER AND LISTING.
================================================================================

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

The following table lists the volume of trading and high and low sales prices on the TSX-V (or predecessor), for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from December 2005 through April 2006.

          TSX VENTURE EXCHANGE (OR PREDECESSOR) STOCK TRADING ACTIVITY

                                                        SALES PRICE
                                                   ---------------------
YEAR ENDED                    VOLUME                HIGH            LOW

December 31, 2005           18,584,000             $4.45           $2.56
December 31, 2004           37,199,200             $4.80           $1.73
December 31, 2003           50,625,400             $2.54           $0.49
December 31, 2002           17,609,200             $0.94           $0.34
December 31, 2001            5,559,800             $0.62           $0.27


                                                        SALES PRICE
                                                   ---------------------
QUARTER ENDED                 VOLUME                HIGH            LOW

March 31, 2006              9,126,500               $3.96           $2.84
December 31, 2005           5,453,800               $3.96           $2.56
September 30, 2005          3,780,700               $3.95           $2.65
June 30, 2005               2,949,100               $4.00           $2.61
March 31, 2005              6,400,400               $4.45           $3.40

December 31, 2004           9,179,500               $4.80           $3.22
September 30, 2004          4,560,100               $3.39           $2.00
June 30, 2004               7,885,200               $3.57           $1.93
March 31, 2004             15,574,400               $3.81           $1.73




                                                        SALES PRICE
                                                   ---------------------
MONTH ENDED                   VOLUME                HIGH            LOW

April 30, 2006              2,213,400               $3.70           $3.29
March 31, 2006              4,217,000               $3.90           $3.13
February 28, 2006           2,343,600               $3.96           $3.05
January 31, 2006            2,565,900               $3.82           $2.84
December 31, 2005           1,657,100               $3.55           $2.81
November 30, 2005           1,524,700               $3.21           $2.81

    AMERICAN STOCK EXCHANGE AND OVER-THE-COUNTER BULLETIN BOARD STOCK TRADING
                                    ACTIVITY

As of July 6, 2005, the Company's shares started to trade on the American Stock Exchange ("AMEX"). Prior to that the Company's shares were trading on the OTC Bulletin Board operated by the National Association of Securities Dealers in the United States from October 8, 2002. The Company currently trades on the AMEX under the symbol "IMR". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the AMEX or the OTC Bulletin Board system for the periods indicated:

                                                      SALES PRICE US$
                                                   ---------------------
YEAR ENDED                    VOLUME                HIGH            LOW

December 31, 2005          13,245,000               $3.68           $2.00
December 31, 2004          20,134,200               $4.05           $1.31
December 31, 2003           6,974,500               $1.89           $0.36
December 31, 2002              97,497               $0.36           $0.22


                                                      SALES PRICE US$
                                                   ---------------------
QUARTER ENDED                 VOLUME                HIGH            LOW

March 31, 2006              7,278,900               $3.48           $2.43
December 31, 2005           4,024,400               $3.39           $2.16
September 30, 2006          3,003,500               $3.48           $2.00
June 30, 2005               2,150,800               $3.23           $2.05
March 31, 2005              4,066,300               $3.68           $2.72

December 31, 2004           5,395,400               $4.05           $2.53
September 30, 2004          3,302,600               $2.68           $1.48
June 30, 2004               2,636,700               $2.70           $1.40
March 31, 2004              8,799,500               $2.93           $1.31

                                                      SALES PRICE US$
                                                   ---------------------
MONTH ENDED                   VOLUME                HIGH            LOW

April 30, 2006              2,222,900               $3.25           $2.88
March 31, 2006              2,919,600               $3.48           $2.70
February 28, 2006           1,925,300               $3.44           $2.50
January 31, 2006            2,434,000               $3.38           $2.43
December 31, 2005           1,152,900               $3.06           $2.41
November 30, 2005             944,500               $2.72           $2.39

ITEM 10.  ADDITIONAL INFORMATION.
================================================================================

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

AMENDMENT OF NOTICE OF ARTICLES

On March 29, 2004, the new British Columbia Business Corporations Act came into force in British Columbia and replaced the former Company Act, which is the statute that previously governed the Company. Under the BCBCA, the Company has two years within which to transition ("Transition") itself under the new statute. In accordance with the BCBCA, the Company cannot complete the Arrangement or amend its Articles or Notice of Articles until the Transition to the BCBCA is completed. The Board of Directors of the Company approved the Transition of the Company under the BCBCA on April 29, 2004. The Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

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

In order to bring the Company's Articles in line with the BCBCA, the Company deleted and replaced its Articles in their entirety. The new Articles, will among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. In accordance with the BCBCA, the Company cannot alter its Articles in relation to any matter that is included in the Pre-Existing Company Provisions until the Company has removed the application of the Pre-Existing Company Provisions by special resolution of the shareholders of the Company.

Accordingly,   the  shareholders   passed  a  special  resolution  removing  the
application of the Pre-Existing Company Provisions at a meeting held on June 24, 2004.

BORROWING POWERS

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles proposed that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

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

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

OFFICERS

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the BCBCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

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

QUORUM FOR SHAREHOLDER MEETING

The current Articles allow for quorum to be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent (5%) of the issued shares entitled to be voted at the meeting.

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

COMMON SHARES

A total of 48,933,064 common shares were issued and outstanding as of May 4, 2006. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company has proposed to the shareholders to amend the Company's Articles to increase the number of authorized common shares to an unlimited number of common shares without par value.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per special warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant without payment of any additional consideration. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

PREFERRED SHARES

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series. The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company. The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares. As of May 4, 2006, there were 18,283,053 Preferred Shares, Series I, outstanding. All of the outstanding preferred shares of the Company are held by Inversiones Mineras Argentinas Inc., a wholly owned subsidiary of IMA, and eliminate on consolidation. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the preferred shares.

PREFERRED SHARES, SERIES I

The Company is authorized to issue 100,000,000 preferred shares of which 18,283,053 have been designated as Preferred Shares, Series I (the "Series I Shares"). The holders of Series I Shares are not entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares, Series I. The holders of Series I Shares are entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends. Upon dissolution, liquidation or winding-up of the Company, the holders of Series I Shares are entitled to receive an amount equal to the redemption amount, which is determined by dividing $3,495,800 by the number of Series I Shares issued, together with all declared and unpaid dividends thereon. The Series I Shares may be redeemed at the option of the Company or the holder of the Series I Shares. Upon redemption of the Series I Shares, the Company shall pay to the holder of the Series I Shares the Redemption Amount together with all declared and unpaid dividends thereon. As of May 4, 2006, there are 18,283,053 Series I Shares outstanding. All of the outstanding preferred shares of the Company are held by Inversiones Mineras Argentinas Inc., a wholly owned subsidiary of IMA, and eliminate on consolidation. There are no sinking fund or redemption provisions or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares applicable to the Series I Shares. The Series I Shares are not subject to further capital calls or assessments.

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

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND GENERAL MEETINGS

Pursuant to the Company's existing Articles, the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the Directors of the Company. The Company must publish an advance notice in the manner required by the Company Act of any general meeting at which Directors are to be elected. The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders.

Under BCBCA and the proposed changes to the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders.

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

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party:

   1. Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral Mining Corporation and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of $730,802 to the Grosso Group. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

         The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement it will pay a termination fee equal to six-months' basic administration charge.

   2. The Company leases a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The Company commenced occupation of the office premises in January 1999. The term of the lease was for three years and had been extended for another two years. On January 1, 2004 the Company and Beauregard executed a lease for a term of three years with an option to renew for a further two years with minimum annual lease payments of $52,200, plus operating costs. In addition, the Company is responsible for all leasehold improvements. During the fiscal year ended December 31, 2005, the Company incurred $Nil (2004 - $33,822, 2003 - $Nil) for leasehold improvements conducted on the office premises. On March 1, 2005 the Company and Beauregard executed a lease for additional premises for a term of one year and ten months with an option to renew for a further two years with minimum annual lease payments of $38,100, plus operating costs. During the fiscal year ended December 31, 2005, the Company paid rent to Beauregard in the amount of $128,722 (2004 - $74,870, 2003 - $60,924). The Company subleases the premises to the Grosso Group and recovered the 2005 rent it had paid. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

   3. The Company has executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2005, Oxbow was paid $102,000 (2004 - $102,000, 2003 -
         $102,000). On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

   4. On December 16, 2003 and November 16, 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, was a shareholder. A monthly fee of US$5,000 for services was payable under this agreement for a minimum period of one year. On July 4, 2005, the agreement was amended to increase the monthly fee to US$10,000 per month effective June 1, 2005. During the fiscal year ended December 31, 2005, Endeavour was paid $115,088 (2004 - $78,637). The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. Effective December 31, 2005 Mr. Angus retired from Endeavour and the monthly fee was reduced to US$5,000 per month. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." The agreement was terminated by mutual consent effective February 28, 2006.

   5. On February 14, 2006 and effective January 1, 2006, the Company has entered into an agreement with RSA Holdings Ltd., pursuant to which R.S. (Tookie) Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

   6. Mr. Terry had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid $43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

   7. The Company has entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company. See "Item 4. Information on the Company - History and Development of the Company." The Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

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

   9. The Company has entered into an agreement with KGE Management Ltd. ("KGE"), a private company owned by Gerald Carlson, pursuant to which Gerald G. Carlson, an officer and director of the Company, provides services to the Company. By agreement dated February 15, 2001, between the Company and KGE, Mr. Carlson was paid a consulting fee of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE. The agreement expired January 14, 2001 and was renewed until June 18, 2003. By mutual agreement on October 3, 2002, the fee was changed to $2,000 per month plus $550 per day if services were rendered for more than four days per month. On April 1, 2004 a new agreement was executed providing for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. During the fiscal year ended December 31, 2005, the Company paid $24,000 to KGE (2004 - $34,749, 2003 - $41,400). Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

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

(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2005 is $250,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

(c) the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
================================================================================

As of the date of this report, the Company does not have any material market risk sensitive financial instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
================================================================================

Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
================================================================================

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
================================================================================

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES.
================================================================================

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's Chief Executive
Officer, and Mr. Lang, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005 Based upon that evaluation, Messrs. Grosso and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
================================================================================

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. David Horton, who serves on the Company's audit committee.

ITEM 16B.  CODE OF BUSINESS CONDUCT AND ETHICS.
================================================================================

                       CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of IMA Exploration Inc. (the "Company") has adopted a Code of Business Conduct and Ethics that outlines the Company's values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates. A copy of the Company's Code of Business Conduct and Ethics is available on the Company's website at www.imaexploration.com/s/CorporteGovernance.asp.

         HONEST AND ETHICAL CONDUCT

         The Company expects a high level of personal integrity for each employee, officer and director when interacting with investors, business partners, shareholders, suppliers, consultants and other employees.

         CONFLICT OF INTEREST

         When possible, conflicts of interest between personal and professional relationships should be avoided, however, unavoidable conflict of interest will be handled in accordance with the Company's ethical standards.

         A director, officer or employee may not represent the Company in any transaction with a person or an entity in which the director, officer or employee has a direct or indirect interest or from which the director, officer or employee may derive personal benefit.

         ACCURATE AND TIMELY DISCLOSURE

         Full, fair, accurate, timely and understandable disclosure in reports or documents submitted to the Securities and Exchange Commission and other securities commissions across Canada as well as all public communications. Employees and officers who prepare financial and other reports will exercise diligence in ensuring that there are no false or misleading statements.

         COMPLIANCE WITH APPLICABLE GOVERNMENTAL LAWS, RULES AND REGULATIONS

         The Company is committed to compliance with all laws, rules and regulations, including laws and regulations applicable to the Company's securities, as well as any rules promulgated by any exchange on which the Company's shares are listed.

         PROMPT INTERNAL REPORTING OF VIOLATIONS

         Employees  and  officers  are   responsible  for  the  prompt  internal
         reporting of any violations of the Code to the Company's Compliance Officer.

         PROTECTION AND PROPER USE OF COMPANY ASSETS AND OPPORTUNITIES

         All employees have an obligation to protect the Company's assets and to ensure that all opportunities available to the Company are brought to the attention of the relevant officer or employee.

         CONFIDENTIALITY OF COMPANY INFORMATION

         It is the Company's policy that business affairs of the Company are confidential and should not be discussed outside the Company except for information that has already been made available to the public.

         INSIDER TRADING

         Management, employees, members of the Board of Directors and others who are in a "special relationship" with the Company from time to time become aware of corporate developments or plans which may affect the value of the Company's shares (inside information) before these developments or plans are made public. Company directors, officers and employees are prohibited from using inside information themselves or disclosing this inside information to others who may use the information to trade Company stock.

         FAIR DEALING

         Each employee should endeavour to respect the rights of, and deal fairly with, our shareholders, investors, business partners, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

         REPORTING UNETHICAL AND ILLEGAL CONDUCT/ETHICS QUESTIONS

         The Company is committed to taking prompt action against violations of the Code of Business Conduct and Ethics and it is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations to the Company's Compliance Officer. Employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.

         The Compliance Officer is appointed by the Board of Directors and is responsible for investigating and resolving all reported complaints and allegations and shall advise the President and CEO, the CFO and/or the Audit Committee.

         The Compliance  Officer can be reached via telephone at  1-866-921-6714
         or       via       the       internet       site       located       at
         http://www.whistleblowersecurity.com.

         VIOLATIONS AND WAIVERS

         The Compliance Officer will report suspected fraud or securities law violations for review by the Audit Committee. The Audit Committee will report all violations reviewed by the Committee to the Board of Directors.

         The Compliance Officer will report regularly to the Board of Directors on the results and resolution of complaints and allegations concerning violations of the Code.

         No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation.

         Only the Audit Committee may amend this Code of Business Conduct and Ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
================================================================================

AUDIT FEES

For the fiscal year ended December 31, 2005, the Company's auditor is expected to bill approximately $45,000, and for the fiscal year ended December 31, 2004, the Company's auditor billed approximately $39,000 for the audit of the Company's annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2005 and 2004, the Company's auditor is expected to bill $10,700 and billed $16,253, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"


TAX FEES

For the fiscal years ended December 31, 2005 and 2004, the Company's auditor is expected to bill $7,500 and billed $7,500, respectively, for tax compliance, tax advice and tax planning services.

PRE-APPROVAL POLICIES AND PROCEDURES

Generally, in the past, prior to engaging the Company's auditors to perform a particular service, the Company's audit committee has, when possible, obtained an estimate for the services to be performed. The audit committee in accordance with procedures for the Company approved all of the services described above.

Additionally, the auditors have been engaged to perform services by non-independent directors of the Company pursuant to pre-approval policies and procedures established by the audit committee (which are detailed as to the particular service) and the audit committee has been informed of any such engagement and service.

Since January 1, 2005, the Company's auditors have not billed the Company for audit related services in connection with the reorganization.

Beginning July 1, 2004, the Company's audit committee obtained estimates for services to be performed, prior to engaging the Company's auditor to perform any audit or non-audit related services, including those set forth above. The audit committee also allowed the engagement of the auditor, by a non-independent member of the board of directors, to render services pursuant to pre-approval policies and procedures established by the audit committee (which are detailed as to the particular service), provided the audit committee is informed of any such engagement and service. The audit committee may delegate to one of its members, who is also an independent director of the Company, the ability to approve such services on behalf of the audit committee. Any approval by such director shall be ratified by the audit committee at its next scheduled meeting.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
================================================================================

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
================================================================================

Not applicable.


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
================================================================================

See pages F-1 though F-38

ITEM 18.  FINANCIAL STATEMENTS.
================================================================================

Not applicable.

ITEM 19.  EXHIBITS.
================================================================================

EXHIBITS

  EXHIBIT
  NUMBER                                EXHIBIT

   1.1        Notice of Articles(8)

   1.2        Articles (1)

   4.1        Share Purchase Agreement Between Shareholders and 389863 B.C. Ltd.
              (1)

  EXHIBIT
  NUMBER                                EXHIBIT

   4.2 Arrangement Agreement Between Viceroy Resource Corporation and IMA Resource Corporation (1)

   4.3 Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (1)

   4.4        Employment Agreement with William Lee (1)

   4.5 Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation (1)

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

  4.23 Amendment to consulting Agreement between IMA Exploration Inc. and Nikolaos Cacos (3)

  4.24        Agreement between the Company and Sean Hurd dated June 2, 2002 (3)

  4.25        Option Agreement between Nestor Arturo and IMA S.A. (3)

  4.26 Amendment to Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo Sanchez and Antonio Monteleone (3)

  4.27 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura (3)

  4.28        Option Agreement with Rio Tinto Mining and Exploration Limited (4)

  EXHIBIT
  NUMBER                                EXHIBIT

  4.29 Amendment to Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (4)

  4.30 Consulting Agreement between the Company and Lindsay Bottomer dated April 1, 2002(4)

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

  4.41 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (5)

  4.42 Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration Inc. (5)

  4.43        Amendment to Agreement between the Company and Sean Hurd (5)

  4.44 Amendment to Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. dated March 26, 2003. (6)

  4.45        Letter of Intent dated March 6, 2003 with Amera Resources
              Corporation (6)

  4.46        Letter Agreement with Amera Resources Corporation re:
              reimbursement of office expenses (6)

  4.47 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura dated December 23, 2002 (6)

  4.48 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. dated July 10, 2002 (6)

  4.49 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. dated December 27, 2002 (6)

  4.50 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation dated July 15, 2002 (6)

  EXHIBIT
  NUMBER                                EXHIBIT

  4.51 Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration Inc. dated June 14, 2002 (6)

  4.52 Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration Inc. dated October 3, 2002 (6)

  4.53 Amendment to Agreement between the Company and Sean Hurd dated June 10, 2002 (6)

  4.54 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation dated April 17, 2003 (6)

  4.55 Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp. and Golden Arrow Resources Corporation dated May 14, 2004
              (7)

  4.56 Amendment to consulting Agreement with Nikolaos Cacos dated January 5, 2004(8)

  4.57        Amendment to Agreement with Sean Hurd dated January 5, 2004(8)

  4.58        Financial Advisory Services Agreement with Endeavour Financial
              Ltd. (8)

  4.59 Agreement between the Company and Amera Resources Corporation dated March 6, 2003 relating to the Lago Pico, Loma Alta and Nueva Ruta properties(8)

  4.60 Amendment to Letter of Intent with Amera Resources Corporation dated September 30, 2003(8)

  4.61 Amendment to Letter of Intent with Amera Resources Corporation dated April 8, 2004(8)

  4.62 Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease(8)

  4.63 Option Agreement dated September 22, 2003, between the Company and Cloudbreak Resources Ltd.(8)

  4.64 Option Agreement dated August 12, 2003 between the Company and Consolidated Pacific Bay Minerals Ltd.(8)

  4.65 Option agreement dated June 11, 2003, between the Company and Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.)(8)

  4.66 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura dated August 15, 2003.(8)

  4.67        Letter Agreement with Arthur Lang dated April 23, 2004(8)

  4.68 Arrangement Agreement by and among the Company, Golden Arrow Resources Corporation and IMA Holdings Corp. dated May 14, 2004(9)

  4.69 Indemnity Agreement provided to Golden Arrow Resources Corporation dated 7th day of July 2004(9)

  4.70 Administration Services Agreement with the Grosso Group Management Ltd. dated January 1, 2005 (9)

  4.71 Amendment to Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated April 1, 2005 (9)

  4.72 Amendment to Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated January 26, 2006

  EXHIBIT
  NUMBER                                EXHIBIT

  4.73 Advisory Services Agreement Between RSA Holdings Ltd. and IMA Exploration Inc. dated February 14, 2006

  4.74        Auditor Consent Letter

   8.1        List of Subsidiaries (8)

  12.1        Certification of Joseph Grosso Pursuant to Rule 13a-14(a)

  12.2        Certification of Arthur Lang Pursuant to Rule 13a-14(a)

  13.1        Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350

  13.2        Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350


(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 0-30464.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 0-30464.
(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 0-30464.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 0-30464.
(5) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 0-30464.
(6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 16, 2003. File Number 0-30464.
(7) Previously filed as with the Company's Report on Form 6-K filed June 18, 2004. File Number 0-30464.
(8) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 23, 2004. File Number 0-30464.
(9) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 7, 2005. File Number 0-30464.

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

                  Date:  May 8, 2006

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 10 and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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



/s/ JOSEPH GROSSO                                  /s/ ART LANG
-----------------                                  -----------------------
Joseph Grosso                                      Art Lang
President                                          Chief Financial Officer


March 24, 2006

PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------
                                                    PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone 1 604 806 7000
                                                    Facsimile 1 604 806 7806



INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.


/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
March 24, 2006





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other memeber firms of PricewaterhouseCoopers International Limited, each of which is a seperate and independent legal entity.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             7,731,395       5,227,354
Accounts receivable, prepaids and
     deposits (Note 5 and 7)                            548,492         162,802
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                      8,465,887       5,576,156

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)                 -          94,102

MINERAL PROPERTIES AND
     DEFERRED COSTS (Notes 2 and 8)                  15,032,107       6,551,598
                                                   ------------    ------------
                                                     23,497,994      12,221,856
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                976,811         523,378

FUTURE INCOME TAX LIABILITIES (Note 8)                1,760,110         885,093
                                                   ------------    ------------
                                                      2,736,921       1,408,471
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               50,414,672      36,982,307

CONTRIBUTED SURPLUS (Note 6)                          5,854,445       3,428,382

DEFICIT                                             (35,508,044)    (29,597,304)
                                                   ------------    ------------
                                                     20,761,073      10,813,385
                                                   ------------    ------------
                                                     23,497,994      12,221,856
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

COMMITMENTS (Note 7)

SUBSEQUENT EVENTS (Note 12)

APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
------------------------

/s/ ROBERT STUART ANGUS , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004            2003
                                                         $               $               $


EXPENSES

Administrative and management services                  150,340         240,084         119,921
Corporate development and investor relations            525,938         317,987         196,537
General exploration                                      55,914         228,961         226,956
Office and sundry                                       148,015         107,678          52,118
Professional fees                                     2,327,278         894,780         198,876
Rent, parking and storage                                72,791          90,629          35,552
Salaries and employee benefits                          585,560         313,409          98,202
Stock based compensation (Note 6)                     1,800,000       1,972,860       1,487,235
Telephone and utilities                                  26,648          34,165          18,681
Transfer agent and regulatory fees                      199,715          57,743          34,078
Travel and accommodation                                256,035         203,591          52,175
Cost recoveries (Note 7)                                      -        (149,271)        (17,290)
                                                   ------------    ------------    ------------
                                                      6,148,234       4,312,616       2,503,041
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (6,148,234)     (4,312,616)     (2,503,041)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                       (232,954)        195,285          12,763
Reorganization costs                                          -         346,103               -
Interest and other income                              (150,406)       (101,589)        (66,561)
Gain on options and disposition of
     mineral properties                                       -        (328,346)              -
Write-down of marketable securities                           -          99,762               -
                                                   ------------    ------------    ------------
                                                       (383,360)        211,215         (53,798)
                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (5,764,874)     (4,523,831)     (2,449,243)

Loss allocated to spin-off assets (Note 2)                    -         131,232         969,175
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (5,764,874)     (4,655,063)     (3,418,418)

DEFICIT - BEGINNING OF YEAR                         (29,597,304)    (17,577,363)    (14,158,945)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW (Note 2)                          (145,866)     (7,364,878)              -
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (35,508,044)    (29,597,304)    (17,577,363)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE
     FROM CONTINUNG OPERATIONS                           $(0.12)         $(0.11)         $(0.08)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.12)         $(0.11)         $(0.11)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       46,197,029      40,939,580      32,251,753
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004            2003
                                                         $               $               $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (5,764,874)     (4,655,063)     (3,418,418)
Net loss allocated to spin-off assets                         -         131,232         969,175
                                                   ------------    ------------    ------------
Net loss from continuing operations                  (5,764,874)     (4,523,831)     (2,449,243)

Items not affecting cash
     Depreciation                                             -          26,665          13,257
     Stock based compensation                         1,800,000       1,972,860       1,487,235
     Gain on options and disposition of
          mineral properties                                  -        (328,346)              -
     Write-down of marketable securities                      -          99,762               -
                                                   ------------    ------------    ------------
                                                     (3,964,874)     (2,752,890)       (948,751)
Change in non-cash working capital balances             115,256          74,785         182,698
                                                   ------------    ------------    ------------
                                                     (3,849,618)     (2,678,105)       (766,053)
Cash used in spin-off operations                              -        (283,629)       (653,496)
                                                   ------------    ------------    ------------
                                                     (3,849,618)     (2,961,734)     (1,419,549)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (7,025,492)     (4,448,659)     (1,069,228)
Net mineral properties and marketable securities
     cash flow related to spin-off assets                     -          32,592        (781,533)
Proceeds from sale/(purchase) of equipment               46,589         (93,650)        (21,875)
                                                   ------------    ------------    ------------
                                                     (6,978,903)     (4,509,717)     (1,872,636)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                            14,215,165       9,707,897       6,467,245
Share issuance costs                                   (736,737)       (411,237)       (188,850)
                                                   ------------    ------------    ------------
                                                     13,478,428       9,296,660       6,278,395
                                                   ------------    ------------    ------------
INCREASE IN CASH AND CASH EQUIVALENTS                 2,649,907       1,825,209       2,986,210

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)              (145,866)     (1,020,189)              -
                                                   ------------    ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS             2,504,041         805,020       2,986,210

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         5,227,354       4,422,334       1,436,124
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               7,731,395       5,227,354       4,422,334
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                    151,395         927,354       1,622,334
Term Deposits                                         7,580,000       4,300,000       2,800,000
                                                   ------------    ------------    ------------
                                                      7,731,395       5,227,354       4,422,334
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                      NAVIDAD
                                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                                         $               $               $               $


Balance, beginning of year                            5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------
Expenditures during the year
     Assays                                             316,220               -               -         316,220
     Communications                                      28,100              51               -          28,151
     Drilling                                         2,188,346               -               -       2,188,346
     Engineering                                         53,340               -               -          53,340
     Environmental                                      391,816               -               -         391,816
     Geophysics                                         176,036               -               -         176,036
     Metallurgy                                         501,070               -               -         501,070
     Office and other                                    95,310             640               -          95,950
     Petrography                                         13,563               -               -          13,563
     Salaries and Contractors (Note 6 (d))            1,539,569               -               -       1,539,569
     Supplies and Equipment                             441,012              41               -         441,053
     Transportation                                     248,554               -               -         248,554
     Project Development                                828,036               -               -         828,036
     IVA Tax                                                  -               -         783,788         783,788
                                                   ------------    ------------    ------------    ------------
                                                      6,820,972             732         783,788       7,605,492
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 8)                              875,017               -               -         875,017
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                 13,466,957         113,426       1,451,724      15,032,107
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




                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                        SUBTOTAL         RELATED
                                      NAVIDAD          AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                         $               $               $               $               $               $


Balance, beginning of year            1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                   ------------    ------------    ------------    ------------    ------------    ------------
Expenditures during the year

     Assays                             567,364               -               -         567,364           1,702         569,066
     Communications                      13,729               -               -          13,729               -          13,729
     Drilling                         1,663,984               -               -       1,663,984               -       1,663,984
     Environmental                      252,201               -               -         252,201          65,166         317,367
     Office and other                   172,874          22,786               -         195,660          48,798         244,458
     Salaries and Contractors           994,912           2,949               -         997,861           2,339       1,000,200
     Supplies and Equipment             147,422             529               -         147,951               -         147,951
     Transportation                      51,583               -               -          51,583               -          51,583
     Option payments                     19,595          70,252               -          89,847          12,048         101,895
     IVA Tax                                  -               -         468,479         468,479               -         468,479
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      3,883,664          96,516         468,479       4,448,659         130,053       4,578,712
                                   ------------    ------------    ------------    ------------    ------------    ------------
Balance, before transfer              5,137,055         112,694         667,936       5,917,685       6,874,960      12,792,645
Future income tax (Note 8)              633,913               -               -         633,913               -         633,913
Property transfer to Golden Arrow             -               -               -               -      (6,874,960)     (6,874,960)
                                   ------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  5,770,968         112,694         667,936       6,551,598               -       6,551,598
                                   ============    ============    ============    ============    ============    ============





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

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

         In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was rejected and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. The Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad project and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii)     certain  marketable  securities at their recorded values;
         iv)      cash and cash equivalents

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)




2.       SPIN-OFF OF ASSETS (continued)

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow during 2004 is as follows:
                                                                       2004
                                                                         $

         Cash and cash equivalents                                    1,020,189
         Marketable securities and other current
              assets and liabilities                                    548,841
         Mineral properties and deferred cost and equipment           6,874,960
         Future income tax liabilities                               (1,079,112)
                                                                   ------------
                                                                      7,364,878
                                                                   =============

         During 2005 the Company paid $145,866 to Golden Arrow from the exercise of warrants of the Company that resulted in the issue of Golden Arrow shares as required by the terms of the Reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

         The Company's comparative amounts in the Statement of Operations and Deficit include an allocation of general and administrative expenses as Loss allocated to spin-off assets. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.


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

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the determination of environmental obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's principal subsidiary is Inversiones Mineras Argentinas S.A.. All inter-company transactions and balances have been eliminated.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

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

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

         EQUIPMENT

         Equipment, which comprises leasehold improvements and office furniture and equipment, is recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of five years.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2005 the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

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

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2005, the market value of marketable securities was $270,000 (2004 - $270,000).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered likely to be realized.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

         STOCK BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the vesting period.

         VARIABLE INTEREST ENTITIES

         Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company expects to receive or absorb the majority of the entity's expected losses, expected residual returns or both. The Company has determined that it has no variable interest entities.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.

4.       MARKETABLE SECURITIES

                                                               2005                            2004
                                                   ----------------------------    ----------------------------
                                                                       QUOTED                          QUOTED
                                                      RECORDED         MARKET         RECORDED         MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000         126,000          96,000         180,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000         144,000          90,000          90,000
                                                   ------------    ------------    ------------    ------------
                                                        186,000         270,000         186,000         270,000
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       EQUIPMENT AND LEASHOLD IMPROVEMENTS

                                                       2005            2004
                                                   ------------    -------------
                                                         $               $

         Office equipment and computers                       -         231,724
         Leasehold improvements                               -          96,634
                                                   ------------    ------------
                                                              -         328,358
         Less: Accumulated depreciation                       -        (234,256)
                                                   ------------    ------------
                                                              -          94,102
                                                   ============    ============

         On May 6, 2005, on the signing of an Administration Services Agreement, the Company transferred its corporate equipment and leasehold improvements to Grosso Group Management Ltd. (the "Grosso Group") at their carrying values of $93,177 as of December 31, 2004. As of December 31, 2005 the Company has received $46,589 from the Grosso Group for these assets. The remaining balance due from the Grosso Group is included in Accounts Receivable.


6.       SHARE CAPITAL

         Authorized   - unlimited common shares without par value
                      - 100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -       (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597

         Private placement                            1,500,000       4,650,000
         Exercise of options                            441,650         597,910
         Exercise of agents' options                    121,820         184,838
         Contributed surplus reallocated on
              exercise of options                             -         226,630
         Exercise of warrants                         5,371,285       4,275,149
         Proceeds collected and paid on behalf
              of Golden Arrow shares                          -        (107,544)
         Less share issue costs                               -        (552,273)
                                                   ------------    ------------
         Balance, December 31, 2004                  43,816,207      36,982,307

         Private placement                            3,333,340      10,000,020
         Exercise of options                             10,000          31,000
         Exercise of agents' options                    168,000         546,000
         Contributed surplus reallocated
              on exercise of options                          -         131,270
         Exercise of warrants                         1,485,517       3,784,011
         Proceeds collected and paid on behalf
              of Golden Arrow shares                          -        (145,866)
         Less share issue costs                               -        (914,070)
                                                   ------------    ------------
         Balance, December 31, 2005                  48,813,064      50,414,672
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (a) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2005, no underwriter's warrants had been exercised.

         (b) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000 compensation options was exercised during 2005.

         (c) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2005 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                                   2005                    2004                      2003
                                           ---------------------    ---------------------     ---------------------
                                             OPTIONS    WEIGHTED      OPTIONS    WEIGHTED       OPTIONS    WEIGHTED
                                           OUTSTANDING  AVERAGE     OUTSTANDING  AVERAGE      OUTSTANDING  AVERAGE
                                               AND      EXERCISE        AND      EXERCISE         AND      EXERCISE
                                           EXERCISABLE   PRICE      EXERCISABLE   PRICE       EXERCISABLE   PRICE
                                                           $                        $                         $

                  Balance,                   3,568,500    2.10        2,528,150    1.32         2,465,500    0.44
                       Beginning of year
                  Granted                    1,360,000    3.74        1,512,000    3.14         1,918,500    1.60
                  Exercised                    (10,000)   3.10         (441,650)   1.14        (1,855,850)   0.44
                  Cancelled                    (37,500)   3.92          (30,000)   3.10                 -       -
                                           -----------              -----------               -----------
                  Balance, end of year       4,881,000    2.54        3,568,500    2.10         2,528,150    1.32
                                           ===========              ===========               ===========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2005 are as follows:

                            NUMBER       EXERCISE PRICE     EXPIRY DATE
                                               $

                           205,000            0.40          July 19, 2006
                           119,000            0.50          May 2, 2007
                           115,000            0.50          September 23, 2007
                            90,000            0.84          March 7, 2008
                           300,000            0.90          May 30, 2008
                         1,305,000            1.87          August 27, 2008
                         1,347,000            3.10          March 24, 2009
                            25,000            3.10          March 24, 2007
                            50,000            4.20          December 01, 2009
                           865,000            4.16          March 16, 2010
                           460,000            2.92          November 16, 2010
                        ----------
                         4,881,000
                        ==========

                  During fiscal 2005, the Company granted 1,360,000 stock options (2004 - 1,512,000; 2003 - 1,918,500). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:
                                                2005        2004        2003

                  Risk-free interest rate  3.32% - 3.70%   2.38%   3.76% - 4.16%
                  Estimated volatility       70% - 77%       77%     74% - 78 %
                  Expected life              2.5 years   2.5 years   2.5 years
                  Expected dividend yield        0%          0%          0%


                  For  2005,  stock  based  compensation  of  $2,380,000  (2004:
                  1,972,869;  2003:  1,487,235) was recorded by the Company,  of which  $1,800,000  (2004:  $1,972,860;  2003:  $1,487,235)  is
                  included in expenses and $580,000 (2004: Nil; 2003: Nil) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $1.76 per share (2004 - $1.28; 2003 - $0.63). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)
                                            2005          2004          2003
                  Balance,
                     beginning of year    1,422,017     6,042,448     9,511,550
                  Issued                  1,984,004       810,909     1,502,965
                  Exercised              (1,485,517)   (5,371,285)   (4,969,066)
                  Cancelled                       -       (38,955)            -
                  Expired                   (20,500)      (21,100)       (3,001)
                                         ----------    ----------    ----------
                  Balance,
                     end of year          1,900,004     1,422,017     6,042,448
                                         ==========    ==========    ==========

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2005 are as follows:

                      NUMBER         EXERCISE PRICE          EXPIRY DATE
                                           $

                    1,666,670             3.45               September 14, 2009
                      233,334             3.25               September 13, 2007
                   ----------
                    1,900,004
                   ==========


7.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera") and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of
                  $730,802 to the Grosso Group: $764,012 was paid in twelve monthly payments and $33,210 is included in accounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) During fiscal 2005, the Company paid $241,088 (2004 - $476,226; 2003 - $330,600) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (c) Prior to the signing of the Administration Services Agreement with the Grosso Group in 2005, the Company shared its office facilities with Amera and Golden Arrow. During fiscal 2005, the Company received $nil (2004 - $66,390; 2003 - $35,110)
                  from Amera and $nil (2004 - $57,000; 2003 - $Nil) from Golden Arrow for shared rent and administration costs.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       RELATED PARTY TRANSACTIONS (continued)

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2005, the amount payable under the agreement would be $1,047,000.

         Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2005            2004            2003
                                                         $               $               $

         Statutory tax rate                            34.12%          35.62%          37.62%
                                                   ============    ============    ============

         Loss for the year                           (5,764,874)     (4,655,063)     (3,418,418)
                                                   ============    ============    ============

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincialincome tax rates        (1,966,975)     (1,658,133)     (1,286,009)
         Differences in foreign tax rates                     -        (114,390)       (383,116)
         Losses for which an income tax benefit
            has not been recognized                   1,966,975       1,722,523       1,669,125
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

         The significant components of the Company's future tax assets are as follows:

                                                       2005            2004
                                                         $               $

         Future income tax assets
              Financing costs                           472,437         192,369
              Operating loss carryforward             4,709,496       3,594,455
                                                   ------------    ------------
                                                      5,181,933       3,786,824
         Valuation allowance for future tax assets   (5,181,933)     (3,786,824)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2005, the Company recorded a future income tax liability of $875,017 (2004 - $633,913) and a corresponding adjustment to mineral properties.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES (continued)

                                                       2005            2004
                                                         $               $

         Future income tax liabilities                1,760,110         885,093
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $13,684,112 that may be available for tax purposes. The losses expire as follows:

                    EXPIRY DATE               $

                        2006              1,255,915
                        2007              1,261,932
                        2008                841,160
                        2009              1,317,729
                        2010              1,545,964
                        2014              2,752,324
                        2015              4,709,088
                                        -----------
                                         13,684,112
                                        ===========


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2005 and 2004.

         The Company's total assets are segmented geographically as follows:

                                                DECEMBER 31, 2005
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               8,331,000         134,887       8,465,887
         Mineral properties
              and deferred costs              -      15,032,107      15,032,107
                                   ------------    ------------    ------------
                                      8,331,000      15,166,994      23,497,994
                                   ============    ============    ============

                                                DECEMBER 31, 2004
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               5,438,079         138,077       5,576,156
         Equipment                       93,177             925          94,102
         Mineral properties
              and deferred costs              -       6,551,598       6,551,598
                                   ------------    ------------    ------------
                                      5,531,256       6,690,600      12,221,856
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


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

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2005            2004            2003
                                                                         $               $               $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (5,764,874)     (4,655,063)     (3,418,418)
         Mineral properties and deferred costs for the year (i)      (8,480,509)     (5,212,625)     (2,134,757)
         Reversal of Future income tax liability (i)                    875,017         633,913         322,217
         Write down of marketable securities                                  -          99,762               -
         Mineral properties and deferred costs written off
              during the year which would have been
                  expensed in the year incurred (i)                           -               -         776,626
         Stock-based compensation (iii)                                       -               -        (144,000)
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                            (13,370,366)     (9,134,013)     (4,598,332)

         Unrealized gains (losses)
              on available-for-sale securities (ii)                           -        (387,160)        434,346
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                    (13,370,366)     (9,521,173)     (4,163,986)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.29)          (0.22)          (0.14)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        46,197,029      40,939,580      32,251,753
                                                                   ============    ============    ============


                                                                       2005            2004
                                                                         $               $

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   20,761,073      10,813,385
         Mineral properties and deferred costs expensed (i)         (15,032,107)     (6,551,598)
         Reversal of Future income tax liability (i)                  1,760,110         885,093
         Accumulated other comprehensive income (ii)                     84,000          84,000
                                                                   ------------    ------------
         Balance per US GAAP                                          7,573,076       5,230,880
                                                                   ============    ============

                                                                       2005            2004
                                                                         $               $
         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                                   15,032,107       6,551,598
         Mineral properties and deferred costs
              expensed under US GAAP (i)                            (15,032,107)     (6,551,598)
                                                                   ------------    ------------
         Balance per US GAAP                                                  -               -
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                       2005            2004
                                                         $               $
         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                    1,760,110         885,093
         Reversal of future income tax liability(i)  (1,760,110)       (885,093)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============

                                                       2005            2004            2003
                                                         $               $               $

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                 (3,849,618)     (2,961,734)     (1,419,549)
         Mineral properties and deferred costs(i)    (7,025,492)     (4,578,712)     (1,850,761)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                      (10,875,110)     (7,540,446)     (3,270,310)
                                                   ============    ============    ============

                                                       2005            2004            2003
                                                         $               $               $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                 (6,978,903)     (4,509,717)     (1,872,636)
         Mineral properties and deferred costs(i)     7,025,492       4,578,712       1,850,761
                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP             46,589          68,995         (21,875)
                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred, and reverses any associated future income tax liabilities. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Accounting for Stock-Based Compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" until December 31, 2003. Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. As a result of a Repricing, the Company recorded compensation cost in 2003.

                  During fiscal 2004, for US GAAP purposes, the Company adopted the fair value based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly, effective January 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       Spin-Off of Assets to Golden Arrow

                  Under Canadian GAAP, a spin-off of assets is accounted for and disclosed in accordance with CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Under US GAAP, such a spin-off would be accounted for and disclosed as a dividend in kind and would not require separate carve-out of results in the statements of operations and cash flows nor separate balance sheet classification.

         vi)      Recent Accounting Pronouncements

                  ACCOUNTING CHANGES AND ERROR CORRECTIONS

                  SFAS 154 , effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash and cash equivalents, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

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

                  NON-MONETARY TRANSACTIONS

                  CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year. Under this standard, exchanges of non-monetary assets after January 1, 2006 would be recorded at carrying value if they lack commercial substance.

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


  11.    SUPPLEMENTARY CASH FLOW INFORMATION


         Non-cash investing and financing activities were conducted by the Company as follows:


                                                                       2005            2004            2003
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties                   -        (252,000)       (272,982)
              Acquisition of marketable securities                            -         252,000         272,982
              Expenditures on mineral properties and deferred costs    (580,000)              -               -
              Stock based compensation capitalized                      580,000               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


                                                                       2005            2004            2003
                                                                         $               $               $
         Financing activities
              Shares issue costs                                       (177,333)              -               -
              Shares issued on exercise of options                            -         204,070          74,379
              Contributed surplus                                       177,333        (204,070)        (74,379)
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

12.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2005, the Company:

         a) Completed on March 21, 2006 a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

         b) Issued 120,000 common shares for $172,900 on the exercises of stock options.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2005


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of March 29, 2006, should be read in conjunction with the Company's audited annual consolidated financial statements and related notes for the years ended December 31, 2005 and 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

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

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. On September 29, 2005 the Company made an offer to Aquiline to settle the litigation. The Board of Directors decided to make the offer due to the inherent risks of litigation, to minimize the significant legal costs and most importantly to allow the Company to continue with its business plan to develop Navidad. The offer was summarily rejected within 24 hours and the action continued on to trial. The trial commenced on October 11, 2005 and ended on December 12, 2005. The Court is currently reviewing the thousands of pages of transcripts from the two month long trial along with testimony from numerous witnesses and the lengthy arguments submitted by both parties. The Court's decision is expected in the first half of 2006. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment. However, in the event of an adverse judgment the Company may suffer loss and such loss could be material; the Company might not be able to proceed with its plans for the development of Navidad and could lose the ownership rights it currently has over the project. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. The ongoing exploration programs have returned excellent results.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera") and Gold Point Energy Corp. ("Gold Point"), each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

In March 2005 the Company engaged the services of Augusto Baertl of Lima, Peru, to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. A scoping study is in process as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drill program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drill program commenced in November 2004 and was completed in September 2005. The Company commenced a Phase IV drill program in January 2006 that is ongoing at the present time.

On May 25, 2004, just six months after the first drilling on the Navidad Project, the Company released the first resource estimate for the Galena Hill deposit. Since then, a number of resource estimate updates have been released, the most recent on February 16, 2006 in which the Company reported that Navidad Project Indicated resources are estimated at 93.4 million tonnes grading 102 g/t silver and 1.41% lead for a total of 305.7 million ounces silver and 2.90 billion pounds of lead (1.32 million tonnes) making the Navidad discovery a truly world class silver-lead deposit.

In December 2005 the Company released preliminary metallurgical test results and announced that it has retained the international mining consulting firm Pincock, Allen and Holt of Denver, Colorado, to prepare a conceptual study of the Navidad project. This study is expected to provide preliminary technical, legal, social, environmental and economic parameters of the Navidad project to guide the ongoing development of the project. It will be based on the resources outlined in the February 2006 update.

In addition to its active exploration program, the Company has made a strong commitment to its ongoing community relations and environmental baseline data collection programs in the project area. The Company intends to continue expanding the silver and lead resources at Navidad by systematically drill testing exploration targets as well as expanding and better defining areas where resources have been defined.

INDICATED AND INFERRED RESOURCES

On February 16, 2006 the Company announced the results of an updated resource estimation carried out by Snowden Mining Industry Consultants Inc. ("Snowden") which included Indicated and Inferred Resources at Calcite NW. IMA has now defined continuous silver resources over a 3.6 kilometre strike length along the Navidad Trend in the Galena Hill, Connector Zone, Navidad Hill, Calcite Hill and Calcite NW deposits. Inferred and indicated resources estimated to date on the Navidad Project are presented in the table below at a range of cut-off grades:


   NAVIDAD PROJECT INDICATED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF(1):

--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          93,393       102     0.05    1.41   0.16    305.73      2,900
--------------------------------------------------------------------------------
      60          83,134       110     0.05    1.52   0.17    293.86      2,792
--------------------------------------------------------------------------------
      80          74,498       118     0.05    1.64   0.18    281.83      2,690
--------------------------------------------------------------------------------
      100         66,615       126     0.05    1.76   0.19    269.06      2,583
--------------------------------------------------------------------------------
      200         53,715       141     0.06    2.01   0.21    243.99      2,376
--------------------------------------------------------------------------------
      300         22,456       213     0.06    3.03   0.29    153.57      1,498
--------------------------------------------------------------------------------

   NAVIDAD PROJECT INFERRED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF(1):

--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          11,063        65     0.03    0.85   0.12     23.03       207
--------------------------------------------------------------------------------
      60           9,056        72     0.03    0.91   0.12     20.93       183
--------------------------------------------------------------------------------
      80           5,576        92     0.04    1.02   0.13     16.44       125
--------------------------------------------------------------------------------
      100          3,920       107     0.04    1.11   0.14     13.43        96
--------------------------------------------------------------------------------
      200            597       145     0.06    2.50   0.26      2.77        33
--------------------------------------------------------------------------------
      300             41       312     0.17    1.02   0.13      0.41         1
--------------------------------------------------------------------------------
Notes:
1. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Definition Standards on Mineral Resources and Reserves, 2004".
4. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
5. An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
6. An `INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Detailed review of the geological interpretation and block model shows that the Calcite Hill deposit, the Connector Zone and Calcite NW remain open and insufficiently drill tested in several areas.

METALLURGICAL TESTWORK

On December 1, 2005 the Company released a summary of preliminary Metallurgical testwork carried out on samples of Galena Hill, Navidad Hill, and Calcite Hill mineralization demonstrating that Navidad mineralization is amenable to concentration by simple, cost effective, and environmentally benign differential flotation processes. In addition to flotation testwork, the Company is also currently investigating the production of silver metal through hydrometallurgical means from low-grade, high-recovery silver concentrates. On February 16, 2006 IMA released highly encouraging preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of silver concentrates.

Flotation testwork has been conducted by G&T Metallurgical Services Ltd. of Kamloops B.C. (G&T), an ISO 9001:2000 accredited firm. All work was performed under the supervision of Tom Shouldice, P. Eng., General Manager - Operations at G&T. Peter Taggart, P.Eng, of P. Taggart & Associates Ltd., provided overall program direction, acting as IMA's representative. Both are considered Qualified Persons as defined by National Instrument 43-101.

Limited flotation testwork on two composite samples (high lead-moderate silver and high silver-low lead) from Calcite Hill yielded excellent results. Locked cycle flotation tests performed on the lead-rich sample yielded a very high quality lead concentrate containing 80.4% lead and 709 g/t silver at a lead recovery of 92% and silver recovery of 86%. The silver-rich sample produced a silver concentrate grading 10,500 g/t silver at a silver recovery of 88%.

Mineralization at Galena Hill consists predominantly of fine-grained galena and pyrite with lesser amounts of sphalerite and chalcopyrite. Electron microprobe studies have shown silver to be contained within the lattice of both galena and pyrite, with the bulk of the silver present within pyrite. Flotation tests to date have focused on producing separate lead and silver (pyrite) concentrates through differential flotation. Fourteen rougher and 37 open circuit cleaner tests were performed on the Galena Hill composite samples. The results of three locked cycle tests confirm data produced in the open circuit tests. Lead metallurgical performance at Galena Hill was generally good with 74 to 84% of the lead reporting to the lead concentrates which grade between 62.0 and 75.3% lead and include 386 to 968 g/t silver. Subsequent to galena flotation, a pyrite concentrate was produced that recovered 37 to 57% of the total silver and contains 1,083 to 3,546 g/t silver. Total locked cycle test silver recoveries (lead concentrate plus silver concentrate) range from 54 to 82%. Silver recoveries as high as 93.2% have been obtained with batch flotation tests designed to maximize silver recovery at the expense of concentrate grade. Ongoing work targeting improved silver recoveries for Galena Hill includes additional flotation tests using alternate reagents, and mineralogical studies to identify distinct pyrite types present in concentrates and tails.

Hydrometallurgical testwork carried out at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that silver concentrates from Galena Hill are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The company is very encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign lixiviant rather than the more commonly used sodium cyanide. Calcium thiosulphate is routinely used as fertilizer in the agricultural industry.

Two distinct styles of mineralization from Navidad Hill were studied. Both samples had high silver values (436 and 287 g/t Ag) but only one contained significant lead (3.11% Pb) and both comprised mixed sulfide and oxide mineralization. Flotation testwork on both samples produced a single bulk sulphide concentrate. Silver recoveries of approximately 64 to 85% were achieved in concentrates grading from 10,449 to 12,246 g/t silver.

While significant progress has been made in understanding the metallurgy of the Navidad deposits, the Company is confident that with additional testwork, our highly skilled and experienced metallurgical team will continue to unlock additional value through improvements to metallurgical performance.

EXPLORATION PROGRAM:

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drill program comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. The Phase III drill program was completed in September 2005 and comprised 23,732 metres in 131 holes. Results from the Phase III drilling have been described in News Releases dated January 13, March 4 and March 22, April 19, June 21, August 17, September 29 and October 13, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill and Calcite Hill Northwest Extension areas and expansion and infill drilling on the Navidad Hill and Connector Zone areas. In addition five holes were completed at the southern end of the Loma de la Plata prospect.

The Phase IV drill program commenced in January 2006 and is ongoing with 8,252 metres of drilling in 44 holes completed as at March 19th, 2006, bringing the project total to 50,440 metres in 294 holes. The Phase IV program to date has focussed on infill and expansion drilling on Calcite Hill Northwest Extension, exploratory drilling along Esperanza, infill drilling on Galena Hill and stratigraphic drilling between the Esperanza and Argenta Trends. Results from the Phase IV program will be released in batches as they are received and compiled. No results have been released to date from the Phase IV drilling program and therefore are not discussed in the following sections.

The exploration program at the Navidad Project is being carried out under the supervision of Dr. Paul Lhotka, P.Geo., a Qualified Person as defined by National Instrument 43-101.

GALENA HILL:

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t silver equivalent cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6 metres of 703.0 g/t silver, in hole 22. During Phase III, hole 175 and 197 were drilled at Galena Hill in order to collect metallurgical samples. Hole 175 intercepted 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead. Hole 197 intercepted 74.04 metres of 239 g/t silver and 1.97% lead. Results of these two holes were incorporated into the resource estimate published on February 16, 2006.

NAVIDAD HILL:

A total of 62 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per tonne) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per tonne) in hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per tonne) in hole 112.

Phase III drilling in the area of hole 90 included holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted from the wider spaced drilling and the prior resource block model. Results of these new holes were incorporated into the resource estimate published on February 16, 2006.

CONNECTOR ZONE:

At the Connector Zone 37 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern
Connector  Zone  (holes 32, 86, 87, 108,  131,  153,  154,  155.  and 156),  the
controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156 and 228-237)), aimed at providing additional drill density to upgrade previously defined Inferred Resources to the Indicated Resources category, intersected moderate-grade silver mineralization over long intervals with rare high-grade structures (e.g. 2 metres of 2,171 g/t silver in hole 234) outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in hole 153 and 28.8 metres of 148 g/t silver in hole 154, 26 metres of 104 g/t silver in hole 230, 37 metres of 107 g/t silver in hole 231, 21 metres of 237 g/t silver in 234, and 32 metres of 110 g/t silver in hole 237. Much of this mineralization starts at or very near surface.

CALCITE HILL:

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

Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in hole 124, 196.1 metres of 113 g/t silver in hole 126, 123.6 metres of 139 g/t silver in hole 138, 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in hole 143, 83.0 metres of 209 g/t silver in hole 148, 80.2 metres of 246 g/t silver including 25.3 metres of 476 g/t silver in hole 151, 27 metres of 407 g/t silver in hole 207 and 21 metres of 545 g/t silver in hole 209.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. A total of 60 drill holes were used in the estimate of resources published in February 2006.

CALCITE HILL NW:

Exploration drilling in Phase III along strike towards the northwest from Calcite Hill discovered new mineralization. This new mineralization is named Calcite NW. The mineralization at Calcite Hill NW is dominantly hosted in sedimentary rocks that overly the volcanic rocks which host the majority of the mineralization at Navidad Project. Within the overlying sediments strong clay alteration is widespread and affects pelites, sandstones and conglomerates. Mineralization can be lead-rich with silver (hole 201), or lead-poor but with minor values in copper and higher silver grades (holes 202 and 203). Fine-grained but visible, disseminated native silver was located within a carbonaceous bed in hole 203. This is a new mode of occurrence of silver at Navidad Project. At Calcite Hill NW mineralization appears to be stratigraphically controlled and is disseminated in the host rock; veins or feeder structures have not been recognized. The zone is nearly flat-lying, shows good continuity from hole to hole and typically starts at shallow depths of 15 to 50 meters below surface.

Drilling at Calcite Hill NW has defined a central area of approximately 400 x 150 metres x 5 to 60 meters thick (defined by drill holes 178, 179, 202, 203 and 223-227). Highlights include: holes 178 and 179 (30.0 metres of 122 g/t silver and 25.0 metres of 251 g/t silver, respectively), 202 (10 metres of 435 g/t silver), and 203 (29 metres of 154 g/t silver). Results outside the core area include intercepts from holes 199 (31.1 metres of 62 g/t silver and 1.29% lead) and 201 (22.5 metres of 104 g/t silver and 2.79% lead). The resource estimate released in February 16, 2006 used 23 holes.

ESPERANZA TREND:

A total of 11 drillholes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in hole 62 and 2.6 metres of 513 grams per tonne silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including
4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also 6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

BARITE HILL:

A total of 8 holes were completed at Barite Hill during Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

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

Initial drilling of five holes at Loma de la Plata has confirmed the surface discovery but has tested only a small portion of the known surface mineralization. Trenches 7 and 10 are located up to 275 metres from the current drilling and returned values of 48.5 metres of 315 g/t silver and 56.0 metres of 452 g/t silver, respectively. Of the five drill holes completed at Loma de la Plata, two (241 and 242) were drilled at angles of -45 and were collared near trenches where high-grade silver had been defined on surface. Hole 241 intersected 31.5 metres of 562 g/t silver (grade was incorrectly stated in a October 13, 2005 News Release as 684 g/t) and was drilled under trenches 1 and 3 that returned 40.1 metres of 740 g/t silver and 42.9 metres of 684 g/t silver, respectively. Hole 242 intersected 28.4 metres of 236 g/t silver and was drilled under trench 2 which returned 103.3 metres of 290 g/t silver. The strong correlation between surface results from trenching and sub-surface results from drilling suggests that little or no surface enrichment of silver has occurred at Loma de la Plata. The remaining three holes were collared 40 to 90 metres further to the east and drilled at -60 angles. These holes (243-245) appear to have missed the better-mineralized north-south trending zone as defined by trenches 1-3, 8, and 9 and drill holes 241 and 242.

Drilling at Loma de la Plata has confirmed the basic geological model of a favourable, mineralized, upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. The units dip approximately 25 to 30 degrees towards the northeast and the favourable unit is approximately 30 to 35 metres thick in the area drilled to date. The form and shape of mineralized zones of veinlets and brecciation is not yet well defined, but is hosted exclusively within the trachyandesite upper volcanic rocks. Further drilling will be required to confirm the orientation and ultimate size potential of this zone.

SECTOR ZETA

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

                  Line Z-5: 8.0 metres of 105 g/t Silver and 1.14% Copper Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. IMA geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

ARGENTA TREND:

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The Argenta Trend includes Sector Zeta and Loma de la Plata and extends approximately 8 kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

The Argenta Trend is highlighted by anomalous silver, lead and zinc values in soils with subordinate and sporadic anomalous copper. Recent surface work along the Argenta trend has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the Loma de la Plata zone. With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known resources but with significant differences in sedimentary facies.

The Company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. The Galena Hill deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

NAVIDAD AREA PROPERTIES:

The Company has 18 exploration properties in Chubut Province in addition to Navidad. The Regalo property is currently the subject of a joint venture agreement.

REGALO:

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from IMA, has identified highly anomalous gold in soils and silt samples over a large area. In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium. On August 22, 2005 press release Pacific Bay reported that a total of 163 rock samples were collected from 26 backhoe trenches excavated within the large soil and stream sediment anomalies described above. Of these, 13 rock samples had detectable gold in the 6 to 41 ppb range. The trench samples identified anomalous arsenic, molybdenum, vanadium and zinc pathfinder elements in porous, permeable sandstones and conglomerates with strong quartz-hematite alteration.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                              YEARS ENDED DECEMBER 31
                                                   --------------------------------------------
                                                       2005            2004            2003
                                                         $               $               $
                                                   ------------    ------------    ------------
Total Assets                                         23,497,994      12,221,856      13,419,876
Long Term Financial Liabilities                               -               -               -
Total Revenues                                                -               -               -
General and Administrative Expenses                   6,148,234       4,312,616       2,503,041
Loss from Continuing Operations                      (5,764,874)     (4,523,831)     (2,449,243)
Loss per Common Share from Continuing Operations          (0.12)          (0.11)          (0.08)
Loss allocated to Spin-Off Assets                             -        (131,232)       (969,175)
Net Loss                                             (5,764,874)     (4,655,063)     (3,418,418)
Net Loss per Common Share Basic and Diluted               (0.12)          (0.11)          (0.11)
                                                   --------------------------------------------


Total assets increased $11,276,138 from December 31, 2004 to 2005 primarily due to the expenditures on the Navidad project. Total assets decreased $1,198,021 from December 31, 2003 to December 31, 2004 as a result of the transfer of assets to Golden Arrow offset by corresponding increases in the Company's cash balance and in the Navidad property carrying value. General and adminstrative expenses have increased mainly due to the increases in legal costs incurred in connection with the Aquiline legal action and due to the increase in the activity level related to continued exploration at the Navidad project and the necessary support required.

SELECTED QUATERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            --------------------------------------------------  --------------------------------------------------
                                                   2005                                                2004
                            --------------------------------------------------  --------------------------------------------------
                              DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31
                                 $            $            $            $            $            $            $            $
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Revenues                              -            -            -            -            -            -            -            -

Loss from Continuing
     Operations              (1,041,118)  (1,233,392)    (972,894)  (2,517,470)  (1,164,504)    (492,562)    (466,021)  (2,400,744)
Loss per Common Share from
     Continuing Operations        (0.02)       (0.03)       (0.02)       (0.06)       (0.03)       (0.01)       (0.01)       (0.06)
Income (Loss) Allocated to
     Spin-off Assets                  -            -            -            -            -            -     (355,252)     224,020
Net Loss                     (1,041,118)   (1,233,392)   (972,894)  (2,517,470)  (1,164,955)    (492,562)    (821,273)  (2,176,273)
Net Loss per Common Share
     Basic and Diluted            (0.02)       (0.03)       (0.02)       (0.06)       (0.02)       (0.01)       (0.02)       (0.06)
                            --------------------------------------------------  --------------------------------------------------

The Net Loss for the periods includes the following:

    - Q1 2004 Net Loss includes $1,871,360 non-cash stock based compensation expense for the stock options granted during the period
    -    Q2 2004 includes $313,801 gain on disposition of mineral property
    - Q1 2005 Net Loss includes $1,800,000 non-cash stock based compensation for the stock options granted during the period
    - Q3 2005 Net Loss includes the increased legal fees related to the Aquiline litigation
    - In the quarter ended December 31, 2005, the Company's legal costs were substantially higher compared to 2004 period as the Aquiline trial took place during the quarter ended December 31, 2005. This increase was offset with a foreign exchange gain recorded in the last quarter of 2005 and with a decrease in stock based compensation in the 2005 period compared to 2004.

SUMMARY OF FINANCIAL RESULTS

For the year ended December 31, 2005, the Company reported a consolidated loss of $5,764,874 ($0.12 per share), an increase of $1,109,811 from the loss of $4,655,063 ($0.11 per share) for the year ended December 31, 2004. The increase in the loss in 2005, compared to 2004 amount, was due to a number of factors of which $1,835,618 can be attributed to increases in operating expenses and $725,807 decrease in other items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $131,231 was allocated to spin-off assets in the 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the year ended December 31, 2005 were $6,148,234 an increase of $1,835,618 from $4,312,616 in 2004. $339,516 of the
2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on a cost specific basis.

Professional fees increased $1,432,498 to $2,327,278 in 2005, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In 2005 the Company recorded non-cash stock based compensation of $2,380,000 compared to $1,972,860 in 2004, for stock options granted to its employees, consultants and directors, of which $1,800,000 is included in expenses in 2005 compared to $1,972,860 in 2004 and $580,000 in 2005 compared to Nil in 2004 is included in capitalized mineral property expenditures. Other notable changes in the operating expenses are: (i) Salaries increased $272,151 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Administrative and management services decreased by $89,744 due to some of the services provided by consultants in 2004 were provided by employees of the Grosso Group during 2005 and are included in salaries (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera or Golden Arrow in 2005; (iv) Corporate development and investor relations increased $207,951, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $40,337 mainly due to the increase in insurance premiums and an increase in activity, (vi) Transfer agent and regulatory fees increased $141,972 mainly due to the costs of the Company's listing on the American Stock Exchange,
(vii) General exploration decreased by $173,047 as the Company's focus is on Navidad property for which costs are included in capitalized mineral property expenditures, (viii) Travel increased $52,444 due to travel related to conferences and investor presentations as well as to South America.

In 2005 the Company recorded interest income of $150,406 compared to $101,589 in 2004, primarily as a result of increase of funds on deposit. In 2005 there were no reorganization costs recorded by the Company, in 2004 reorganization costs of $346,103 were recorded. There was no gain on the optioning of properties to other mining exploration companies, in 2004 a gain of $328,346 was recognized. No write down for the carrying value of marketable securities in 2005 was recognized while a $99,762 write down for the carrying value of marketable securities was recorded in 2004. A gain of $232,954 for foreign exchange was recorded in 2005 compared to loss of 195,285 in 2004. The foreign exchange adjustment in 2005 is a result of a continued strengthening of the Canadian dollar compared to US dollar and due to the exchange movements between expenses being incurred in US$ and amounts exchanged to settle such payables. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,232 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2005 was $7,731,395, an increase of $2,504,041 from December 31, 2004. Total assets increased to $23,191,738 at December 31, 2005 from $12,221,856 at December 31, 2004. This increase is mainly due to the increase in Navidad carrying value and in cash balance. During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on

September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At March 29, 2006, no underwriter's warrants had been exercised.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during 2005. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company has received $172,900 from the exercise of options from January 1 to March 29, 2006. As at March 29, 2006, the Company had working capital of approximately $14,000,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the year ended December 31, 2005 was $3,849,618, compared to cash outflow for 2004 of $2,961,734 as a result of increases in activities and changes in non-cash working capital.

FINANCING ACTIVITIES

During the year ended December 31, 2005, the Company received $14,215,165 from the issue of common shares from a brokered private placement and on the exercise of warrants and options less costs of $736,737, compared to $9,707,897, less costs of $411,237, for the year ended December 31, 2004.

INVESTING ACTIVITIES

Investing activities required cash of $6,978,903 during 2005, compared to $4,509,717 for 2004, these investing activities were primarily for additions to the Navidad project in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera and Gold Point, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During fiscal 2005, the Company incurred fees of $730,802 to the Grosso
Group: $764,012 was paid in twelve monthly payments and $33,210 is included in the Accounts receivable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

CRITICAL ACCOUNTING ESTIMATES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company. As disclosed previously, the Company has not made any provision for any potential loss in the event of an adverse judgement related to the Aquiline legal action.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 10 of the Company's consolidated financial statements for the year ended December 31, 2005.

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

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount if the expenditures do not have the corresponding tax basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2005 and in 2004 no impairment of long-lived assets was identified.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2005, the market value of marketable securities was $270,000 (2004
- $270,000).

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

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

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

TITLE RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. In addition, Navidad properties title has being challenged in Aquiline legal action as previously discussed.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

b)       an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

SHARE DATA INFORMATION

As of March 29, 2006 there were 48,933,065 common shares, 2,071,904 warrants and 4,761,000 stock options outstanding. As a result of a private placement completed on March 21, 2006, the Company has 2,865,000 special warrants outstanding. Each special warrant will entitle the holder to acquire one unit, without payment of additional consideration, consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities.