Form 20-F
period 2006-12-31
IMA EXPLORATION INC
filed 2007-04-02
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

                                       or

[ ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                        Commission file number: 001-32558

                              IMA EXPLORATION INC.
             (Exact name of Registrant as specified in its charter)

                              IMA EXPLORATION INC.
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

   #709, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                52,013,064 COMMON SHARES AS OF DECEMBER 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes        No   X
    -----     -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes        No   X
    -----     -----

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
Yes   X    No
    -----     -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer     Accelerated filer        Non-accelerated filer  X
                        ---                   ---                          ---

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   X       Item 18
        -----             -----

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes        No   X
    -----     -----

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.


                                     PART I


ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------
Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------
Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

The selected financial data and the information in the following table of IMA Exploration Inc. (the "Company") for the years ended December 31, 2006, 2005 and 2004 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth and the information in the following table for the years ended December 31, 2003 and 2002 are derived from the Company's audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 10 of the 2006 consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and United States Generally Accepted Accounting Principles ("U.S. GAAP"), and their effect on the Company's financial statements.

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

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(CDN$ IN 000, EXCEPT PER SHARE DATA)


-------------------------------------------------------------------------------------------------------------------
                                                          2006         2005         2004         2003          2002
                                                  -----------------------------------------------------------------

Revenue                                                      -            -            -            -             -
General Corporate Expenditures                          (3,452)      (6,092)      (4,084)      (2,276)         (330)
General Exploration Expenditures                          (499)(a)      (56)        (229)        (227)         (180)
Foreign Exchange Gain (Loss)                                (3)         233         (195)         (13)           (2)
Interest and Miscellaneous Income                          373          150          102           67            27
Provision for Marketable Securities                          -            -         (100)           -             -
Loss Allocated to Spin off Assets                            -            -         (131)        (969)         (955)
                                                  -----------------------------------------------------------------
Net Loss for the Year                                   (3,581)      (5,765)      (4,655)      (3,418)       (1,440)
                                                  =================================================================

Loss per Share from Continuing Operations                (0.07)       (0.12)       (0.11)       (0.08)        (0.02)
                                                  =================================================================

Loss per Share -Basic and Diluted                        (0.07)       (0.12)       (0.11)       (0.11)        (0.06)
                                                  =================================================================

Weighted Average Number of Shares Outstanding           51,264       46,197       40,939       32,252        23,188
                                                  =================================================================


Working Capital                                          9,060        7,489        5,053        4,747         1,431
Capital Assets                                               -            -           94           36            46
Mineral Properties                                           -       15,032        6,551        1,469           148
Navidad Interest                                        17,950            -            -            -             -
Spin-Off Assets                                              -            -            -        6,749         6,903
Long-Term Debt                                               -            -            -            -             -
Total Assets                                            27,246       23,498       12,222       13,419         8,637
Net Assets - Shareholder's Equity                       27,010       20,761       10,813       11,671         7,324
-------------------------------------------------------------------------------------------------------------------

(a) The 2006 General Exploration balance includes Navidad holding costs which are comprised of:
     i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;
     ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

-------------------------------------------------------------------------------------------------------------------
                                                              (CDN$ IN 000, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------
                                                          2006         2005         2004         2003         2002
                                                     --------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS

Loss for the year under Canadian GAAP                  $(3,581)     $(5,765)     $(4,655)     $(3,418)      $(1,440)

Mineral property and deferred exploration costs
for the year, net of reversal of future income
tax and write down of marketable securities             (4,492)      (7,605)      (4,479)      (1,813)       (1,267)

Mineral property and deferred exploration costs
written off during the year which would have been
expensed in the year incurred                                -            -            -          777             -

Stock-based compensation                                     -            -            -         (144)         (102)
                                                     --------------------------------------------------------------
Loss for the year under US GAAP                        $(8,073)    $(13,370)     $(9,134)     $(4,598)     $(2,809)

Unrealized (loss) gains on
available-for-sale securities                               (3)           -         (387)         434            55
                                                     --------------------------------------------------------------
Comprehensive Loss for the year                        $(8,076)    $(13,370)     $(9,521)     $(4,164)      $(2,754)
                                                     ==============================================================

Loss per share under US GAAP                            $(0.16)      $(0.29)      $(0.22)      $(0.14)       $(0.12)
                                                     ==============================================================

Diluted Loss per share under US GAAP                    $(0.16)      $(0.29)      $(0.22)      $(0.14)       $(0.12)
                                                     ==============================================================



-------------------------------------------------------------------------------------------------------------------
                                                          2006         2005         2004         2003          2002
                                                     --------------------------------------------------------------

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                              $27,010      $20,761      $10,813      $11,671        $7,324

Mineral property and deferred exploration costs
expensed net of reversal of future income tax          (17,764)     (13,272)      (5,666)      (6,884)       (5,848)

Accumulated other comprehensive income                      81           84           84          489            54
                                                     --------------------------------------------------------------
Balance per US GAAP                                     $9,327       $7,573       $5,231       $5,277        $1,530
                                                     ==============================================================


-------------------------------------------------------------------------------------------------------------------
                                                          2006         2005         2004         2003          2002
                                                     --------------------------------------------------------------

MIENRAL PROPERTIES / NAVID INTEREST

Balance per Canadian GAAP                              $17,950      $15,032       $6,552       $8,214        $5,848

Mineral property and deferred exploration costs
expensed net of reversal of future income tax          (17,764)     (15,032)      (6,552)      (8,214)       (5,848)

Transfer of marketable Securities                           81            -            -            -             -
                                                     --------------------------------------------------------------
Balance per US GAAP                                       $267           $-           $-           $-            $-
                                                     ==============================================================


-------------------------------------------------------------------------------------------------------------------
                                                          2006         2005         2004         2003          2002
                                                     --------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES

Cash used per Canadian GAAP                            $(3,785)     $(3,850)     $(2,962)     $(1,419)      $(1,306)
Mineral properties and deferred costs                   (4,492)      (7,025)      (4,578)      (1,851)       (1,267)
                                                     --------------------------------------------------------------
Cash used per US GAAP                                  $(8,277)    $(10,875)     $(7,540)     $(3,270)      $(2,573)
                                                     ==============================================================
INVESTING ACTIVITIES

Cash used per Canadian GAAP                            $(5,412)    $(10,259)     $(8,810)     $(1,873)      $(1,278)
Mineral properties and deferred costs                    4,492        7,026        4,579        1,851         1,267
                                                     --------------------------------------------------------------
Cash provided (used) per US GAAP                         $(920)     $(3,233)     $(4,232)        $(22)         $(11)
                                                     ==============================================================

FINANCING ACTIVITIES

Cash provided per Canadian and US GAAP                  $9,437      $13,478       $9,297       $6,278        $3,264
                                                     ==============================================================


See Note 11 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on February 28, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8547 (US$1.00 = CDN$1.1700).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended February 28, 2007.

        MONTH                             HIGH                    LOW

        September 2006                   0.9048                  0.8872
        October 2006                     0.8965                  0.8784
        November 2006                    0.8869                  0.8715
        December 2006                    0.8760                  0.8582
        January 2007                     0.8586                  0.8547
        February 2007                    0.8631                  0.8437

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

        PERIOD                                                  AVERAGE

        January 1, 2002 - December 31, 2002                      0.6368
        January 1, 2003 - December 31, 2003                      0.7206
        January 1, 2004 - December 31, 2004                      0.7682
        January 1, 2005 - December 31, 2005                      0.8254
        January 1, 2006 - December 31, 2006                      0.8818

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

TITLE TO PROPERTIES RISK: On November 16, 2006 the Company transferred ownership of its mineral properties to Aquiline Resources Inc. ("Aquiline") under the terms of an Interim Project Development Agreement (the "Interim Agreement") while the appeal of the Supreme Court of British Columbia decision of July 14, 2006 is heard and the Appeal Court's decision is rendered. In the event that the Company is unsuccessful on appeal, the Company will be paid $18,500,000 as consideration for these assets, less legal costs Aquiline would be entitled to in relation to the trial and the appeal. In the event that the legal costs that Aquiline may become entitled to are significant, the recoverability of the costs reflected may be impaired. Such impairment may be material. However, at the current time, the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be and if the Company will regain its direct ownership of the mineral properties. The Company has no other mineral properties.

LIQUIDITY AND CASH FLOW: As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. As at February 28, 2007 the Company had working capital of approximately $8,500,000. Management believes the Company has adequate resources to maintain its ongoing operations and will require additional financing for exploration and development in the event it regains operational control over the Navidad Project. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

EXPLORATION STAGE COMPANY: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where the company's properties are in the exploration stage.

ADDITIONAL FINANCING: The Company presently has sufficient financial resources to meet its commitments. The Company at present may not, however, have sufficient funds to conduct exploration and development programs on all these properties and may need to obtain additional financing or find joint venture partners in order to initiate any such programs in the event it regains operational control over the Navidad Project.

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

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $3.96 to a low of $0.49 during the 12-month period ending December 31, 2006. There can be no assurance that continual fluctuations in price will not occur.

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

All of the Company's other officers are employed by Grosso Group Management Ltd. ("Grosso Group"). See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest". The Company does not maintain "key-man" insurance in respect of any of its principals.

DEPENDENCE UPON OTHERS: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including: (i) the ability of the Company to regain its direct ownership of the Navidad Project through the appeal process; (ii) the ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (iii) the ability to discover and produce minerals; (iv) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (v) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

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

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The economic performance of the country has been troubled and uncertain since the late
1990's. Management believes there are positive indications that the economic situation continues to improve.

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

The provincial government of Chubut Province, Argentina, has enacted certain anti-mining laws banning the use of cyanide in metallic mineral extraction in the Province of Chubut and open-pit mining is subject to, a yet to be defined, zoning process. The provincial legislation is more restrictive than current federal Argentinean mining laws. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

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

ENFORCEMENT OF LEGAL PROCESS: It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada. Only one of the Company's directors is a resident of the United States and all, or a substantial portion, of the other directors' assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution. As a result of issuing 375,000 shares to IMPSA's management and key employees, and the completion of two private placements (resulting in the issuance of a total of 1,528,000 common shares of IMPSA), the Company's initial investment in IMPSA was diluted to 20.76%. However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA. During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company's percentage ownership of IMPSA from 20.76% to 43.81%. In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company's Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% owned subsidiary, to acquire IMPSA's 80% interest in IMPSA (BVI) and IMPSA's advances to IMPSA (BVI) of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA
(BVI). See "Item 4. Information on the Company - Organizational Structure." The fee is limited to a maximum of $1,400,000. This transaction was approved by IMPSA's shareholders on September 4, 2001. IMPSA used the cash proceeds to retire its debt to the Company. Rio Tabaconas (formerly known as Tamborapa), IMPSA's principal property, is for the most part an early stage exploration property and involves a high degree of risk.

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

IHC's primary asset was a 50% joint venture interest in Minas Argentinas (Barbados) Inc. ("Minas Barbados"). Oro Belle Resources Corporation ("Oro Belle"), a third party, held the remaining 50% interest in Minas Barbados. The sole asset of Minas Barbados is its 100% interest in Minas Argentinas S.A. ("MASA"). MASA is an Argentine company whose main activity is exploration of mineral properties in Argentina. During 1998, the Company held discussions with Oro Belle and its majority shareholder, Viceroy Resource Corporation ("Viceroy"), to restructure the arrangement and facilitate the funding of future financial requirements of MASA.

In May 1998, the Company entered into an arrangement (the "Plan of Arrangement") with Viceroy whereby the Company agreed to exchange its 50% interest in Minas Barbados for 2,200,000 common shares of Viceroy (the "Viceroy Shares"), at a price of $2.25 per Viceroy Share (being the market value of the Viceroy Shares on the date of the transaction), a 1% net smelter returns royalty interest (the "MASA NSR") in the mineral property interests held by MASA, and the extinguishment of all debts owing by the Company to MASA. No value was ascribed to the MASA NSR for the purpose of calculating the total consideration received at the date of exchange.

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

In early 2003, the Company focused its efforts on its Navidad property in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. The first phase of a drill program commenced in late 2003. The Company continued its exploration and development program until mid 2006.

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

In March 2004, Aquiline commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver, British Columbia commencing in October 2005, and continuing until mid-December 2005.

On July 14, 2006 the Supreme Court of British Columbia released its judgment in Aquiline's lawsuit against the Company. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

The Company has filed an appeal of this judgment which is scheduled to be heard by the British Columbia Court of Appeal on April 10, 2007. While the Company is confident of a favourable result from its appeal it recognizes that this could take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company.

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal. The transactions outlined in the Interim Agreement will constitute due compliance by both parties with the Order. Control of the Navidad Project was transferred to Aquiline in trust for the ultimately successful party in the appeal, on November 16, 2006.

As a condition of the reorganization Golden Arrow became a party to the Aquiline action. The Company has provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $2,731,414 and capital assets of $Nil, $8,480,509 and $Nil, $5,082,572 and
$93,650  for  the  fiscal  years  ended  December  31,  2006,   2006  and  2004,
respectively. As at December 31, 2006, the Company's mineral properties and deferred costs had been reclassified as a component of the Navidad interest balance of $17,949,521, comprised of mineral properties and deferred costs of $17,763,521 and marketable securities of $186,000 which are subject to transfer to Aquiline under the terms of the Interim Agreement.

The Company has not made any write down to the value of its Navidad interest or mineral properties and deferred costs. The Company and Aquiline have agreed to the costs spent developing the Navidad Project in the amount of $18,500,000. Aquiline has paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions of the Interim Agreement. In the event that the Company is unsuccessful on appeal, the Company will be paid the $18,500,000, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

PLANNED EXPLORATION EXPENDITURES AND PROPERTY PAYMENTS

The Company considers that it has adequate resources to maintain its ongoing operations but currently may not have sufficient working capital to fund exploration and development work in the event it regains operational control over the Navidad Project. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to conduct further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of, or substantial dilution of the Company's interest in its properties. See "Item 4.
Information on the Company - Properties, Plants and Equipment - Principal Properties - Argentinean Properties and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

ORGANIZATIONAL STRUCTURE

The Company has one direct wholly-owned subsidiary, IMA Holdings Corp. ("IHC").

IHC has a direct wholly-owned subsidiary, IMA Latin America Inc. ("IMA Latin America"), a British Virgin Islands company.

IMA Latin America has one direct wholly-owned subsidiary, Punto Dorado SA ,an Argentine company.

The Company's current corporate structure is depicted below. See "Item 4. Information on the Company - History and Development of the Company."

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               CORPORATE STRUCTURE


                       ----------------------------------
                              IMA Exploration Inc.
                       ----------------------------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                       ----------------------------------
CANADA                         IMA Holdings Corp.
                       ----------------------------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                       ----------------------------------
BVI                         IMA Latin America Inc.
                       ----------------------------------
                                       |
                                       |
                                      100%
                                       |
                                       |
                       ----------------------------------
                                Punto Dorado S.A.
                       ----------------------------------


PROPERTIES, PLANTS AND EQUIPMENT

The Company's principal business is the acquisition and exploration of mineral properties. As of the date of this annual report, all of the Company's properties are without known reserves and the Company's operations are exploratory in nature. See "Item 4. Navidad Property - Estimated Resources."

PRINCIPAL PROPERTIES

ARGENTINEAN PROPERTIES

During the fiscal years ending December 31, 2006, 2005 and 2004 the Company had capitalized and expensed costs on all of its properties as follows:

                                                General             Aggregate
                                              Exploration             Amount
                          Amount              Expensed in         Written-off In
Fiscal Year Ending     Capitalized           Fiscal Year(a)         Fiscal Year
------------------     -----------           ------------         --------------

December 31, 2004       $6,551,598               $228,961              $ Nil
December 31, 2005      $15,032,107                $55,914              $ Nil
December 31, 2006      $17,763,521               $498,921              $ Nil

(a) In fiscal 2006, this amount includes $312,349 in Navidad holding costs which is comprised of:
     (i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
     (ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

PRINCIPAL OFFICE

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. On January 1, 2005 the Company engaged the Grosso Group to provide office facilities and management services. Until December 31, 2006, the Company leased a portion of its office space from Beauregard Holdings Corp. ("Beauregard"), which was sub-leased to Grosso Group. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

CRITICAL ACCOUNTING POLICIES

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2006 consolidated financial statements of the Company attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

LEGAL PROCEEDINGS

On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005 and ended on December 12, 2005.

On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

     (i) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

     (ii) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline will pay $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

     (iii) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

     (iv) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

     (v) pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

The Company has filed an appeal of this judgment. The appeal is scheduled to be heard by the British Columbia Court of Appeal on April 10, 2007. While the Company is confident of a favourable result from its appeal it recognizes that this will take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur

USE OF ESTIMATES

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

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the consolidated financial statements attached hereto, direct costs related to the acquisition and exploration of mineral properties held or controlled by it have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value. In respect to the Navidad project and the related Aquiline litigation, at the current time the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be. Accordingly, the Company has not made any adjustments to the carrying value of the Navidad project at December 31, 2006.

The carrying value of the components of the Navidad project will be reviewed in subsequent periods and adjusted if circumstances suggest that the full amount may not be recoverable and an appropriate amount expensed for impairment when such amounts can be reasonably determined. Additionally, in 2005 no impairment of long-lived assets was identified.

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

The Company's accounting policy under Canadian GAAP is to defer all direct costs related to the acquisition, exploration and development of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. Under US GAAP, the costs would be expensed. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value. At December 31, 2006, the Company had capitalized $17,763,521 (2005 - $15,032,107, 2004 - $6,551,598) on its Argentine properties
(In 2006 the mineral properties and deferred costs balance was classified as a component of the Navidad interest balance).

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

During the year ended December 31, 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant without payment of any additional consideration. All special warrants were converted into common shares and common share purchase warrants on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters  were granted  171,900  agents'  warrants,  representing  6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. As of February 28, 2007 no common share purchase warrants or agents' warrants had been exercised. During the year ended December 31, 2006, 335,000 common shares were issued on exercise of options for proceeds of $280,950.

Cash on hand at February 28, 2007 was approximately $8,400,000.

RESULTS OF OPERATIONS

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

For the year ended December 31, 2006, the Company reported a consolidated loss of $3,581,360 ($0.07 per share), a decrease of $2,183,514 from the loss of $5,764,874 ($0.12 per share) for the year ended December 31, 2005. The decrease in the loss in 2006, compared to 2005 amount, can primarily be attributed to a $2,196,370 decrease in operating expenses.

The Company's operating expenses for the year ended December 31, 2006 were $3,951,504 an decrease of $2,196,370 from $6,148,234 in 2005.

Professional fees decreased $1,088,046 to $1,124,144 in 2006, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action during and preceding the initial trial in 2005. The Company's 2006 legal fees primarily consist of costs incurred in preparing and proceeding with the appeal of the Aquiline judgment and costs relating to the establishment of the Interim Project Development Agreement. In 2006 the Company recorded non-cash stock based compensation of $393,120 compared to $2,380,000 in 2005, for stock options granted to its employees, consultants and directors, of which $393,120 is included in expenses in 2006 compared to $1,800,000 in 2005. In 2006 $Nil compared to $580,000 in 2005 is included in capitalized mineral property expenditures.

Other notable changes in the operating expenses are:

(i) Administrative and management services increased by $166,725 primarily as a result of increased fees paid for the services of the president of the Company (see discussion on related party transactions below).

(ii) Corporate development and investor relations decreased by $167,759 primarily as a result of the Company's termination of its third-party investor relation contracts in 2006.

(iii) General exploration increased $130,658 as a result of higher activity levels of evaluating potential exploration projects.

(iv) Travel and accommodation decreased $162,643 due to decreased Navidad Project related travel by Company staff subsequent to the Aquiline judgment.

(v)      Salaries increased $66,970 due to higher staff costs in the year.

(vi) Navidad holding costs of $312,349 were incurred in 2006 compared to $Nil in 2005 as a result of:
         a) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
         b) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

In 2006 the Company recorded interest income of $373,009 compared to $150,406 in 2005, primarily as a result of increase of funds on deposit. A loss of $2,865 for foreign exchange was recorded in 2006 compared to gain of $232,954 in 2005. The small foreign exchange adjustment in 2006 is a result of the relatively flat exchange rate between the Canadian and US dollars during the year. In 2005, the large gain was a result of strengthening of the Canadian dollar compared to US dollar and due to the exchange movements between expenses being incurred in US$ and amounts exchanged to settle such payables.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2006 was $391,420, an increase of $240,025 from December 31, 2005. Short-term investments increased $920,000 to $8,500,000 at December 31, 2006 from $7,580,000 at December 31, 2005. Total assets increased to $27,246,146 at December 31, 2006 from $23,497,994 at December 31, 2005. This increase is mainly due to the increase in Navidad carrying value and in cash balance.

During fiscal 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. At December 31, 2006, no common share purchase warrants or agent's warrants had been exercised.

Stock options were exercised which resulted in cash proceeds of $280,950 during 2006. No warrants were exercised in 2006.

The Company has received $Nil from the exercise of options and warrants from January 1 to February 28, 2007. As at February 28, 2007, the Company had working capital of approximately $8,500,000.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs and by the final outcome of the Company's appeal of the judgment of the Aquiline litigation.

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

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2007 through December 31, 2007.

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
Total                                              $Nil           $Nil           $Nil           $Nil           $Nil
                                            ===========    ===========    ===========    ===========    ===========



ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:



---------------------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
NAME, AGE AND POSITION(1)                              FIVE YEARS                          DIRECTOR/OFFICER
---------------------------------------------------------------------------------------------------------------------------

GERALD G. CARLSON                         President and Director of Copper Ridge       Chairman and Director since February
Chairman and Director                     Exploration Inc., a public British           1999 to present.
Age 61                                    Columbia mineral exploration company
                                          from March 1999 to present.
                                          President of Nevada Star Resources
                                          Corp, from March 2002 to September
                                          2004.  President of Golden Aria Corp.
                                          from March 2005 to present.

---------------------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                             Director, President and CEO of the           Director, President and CEO since
President, Chief Executive                Company since February 1990.                 February 1990 to present.
Officer and Director
Age 69

---------------------------------------------------------------------------------------------------------------------------

ARTHUR LANG                               CFO of the Company since April 2,            Director,  Vice-President  and CFO
Chief Financial Officer,                  2004.  Consultant providing financial        since April 2004 to present.
Corporate  Secretary and                  management  services to various              Corporate  Secretary since  August
Director                                  clients from 1999 to April 2004              2005 to present.
Age 63                                    through ArthurG Lang Inc., a private
                                          BC company.

---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
NAME, AGE AND POSITION(1)                              FIVE YEARS                          DIRECTOR/OFFICER
---------------------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                            President, CEO and director of Amera         Vice President since June, 2005 to
Vice President                            Resources Corporation, a public              present.
Age 40                                    British Columbia company, since April        Corporate Secretary June 1998 to
                                          2000.                                        January 2005.

---------------------------------------------------------------------------------------------------------------------------

SEAN HURD                                 Corporate Communications Manager for         Vice President, Corporate
Vice President, Corporate                 the Grosso Group since 2005 and for          Communications since March 2005 to
Communications                            the Company from February 1999 to            present.
Age 40                                    present.                                     Director September 2000 to October
                                                                                       2004.

---------------------------------------------------------------------------------------------------------------------------

ROBERT STUART (TOOKIE) ANGUS              Independent Business Adviser to the          Director since May 2003 to present.
Director                                  mining industry since January 2006.
Age 58                                    Managing Director, Mergers and
                                          Acquisitions, Endeavour Financial
                                          Ltd., November 2003 to December  2005.
                                          Partner in law firm, Fasken Martineau
                                          DuMoulin LLP from February 2001 to
                                          October 2003.

---------------------------------------------------------------------------------------------------------------------------

CHET IDZISZEK                             President, CEO and director of Madison        Director since May 2003 to present.
Director                                  Minerals Inc. from 1993 to present.
Age 59                                    Director of Lund Gold Ltd. from May
                                          1997 to present, President and CEO
                                          since December 1998 to present.
                                          President and CEO of Oromin
                                          Explorations Ltd. from June 1999 to
                                          present.

---------------------------------------------------------------------------------------------------------------------------

DAVID TERRY                               Vice President for the Company since         Director since May 2004 to present.
Director, Vice President,                 June 2004 to present.  Vice President,       Vice President for the Company since
Exploration                               Exploration for the Grosso Group from        June 2004 to present.
Age 41                                    January 2005 to present. Regional
                                          geologist with the British Columbia
                                          Ministry of Energy and Mines in
                                          Cranbrook, British Columbia from May
                                          2001 to March 2004.

---------------------------------------------------------------------------------------------------------------------------

DAVID HORTON                              Senior Vice-President and Director of        Director since June 2004 to present.
Director                                  Canaccord Capital Corporation from
Age 70                                    1996 to present.

---------------------------------------------------------------------------------------------------------------------------

LEONARD HARRIS                            Retired Mining Consultant since 1995.        Director since August 2005 to
Director                                                                               present.
Age 79

---------------------------------------------------------------------------------------------------------------------------

CARLOS D'AMICO                            President of Punto Dorado S.A. since         President since November 2006 to
President (of subsidiary)                 November 2006 to present.  President         present.  President from February,
Age 49                                    since February 2005 and General              2005 to November 2006 of former
                                          Manager   since  2003  to  November          subsidiary.
                                          2006 of Inversiones Mineras
                                          Argentinas S.A., a former subsidiary
                                          of the Company, 2000-2003 President
                                          of Independent Construction Company.
---------------------------------------------------------------------------------------------------------------------------

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:



-------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                NAME OF COMPANY                         POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------

Gerald G. Carlson               Copper Ridge Explorations               President/Director    Mar/99 to present
                                Golden Aria Corp                        President/Director    Mar/05 to present
                                Almaden  Minerals Ltd.                  Director              Jul/98 to present
                                Amera Resources Corporation             Director              Nov/06 to present
-------------------------------------------------------------------------------------------------------------------

Arthur Lang                     Golden Arrow Resources Corporation      Director, CFO ,VP     Jul/04 to present
                                Amera Resources Corporation             CFO & Secretary       Mar/05 to present
                                Astral Mining Corporation               CFO                   Feb/07 to present
-------------------------------------------------------------------------------------------------------------------

Joseph Grosso                   Amera Resources Corporation             Chairman/Director     Feb/04 to present
                                Golden Arrow Resources Corporation      Chairman/President/   Jul/04tto present
                                                                        CEO/Director
                                Gold Point Energy Corp.                 Chairman/Director     April/06 to present
-------------------------------------------------------------------------------------------------------------------

(Table continued on next page)


-------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                NAME OF COMPANY                         POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------

Robert Stuart (Tookie) Angus    Wildcat Silver Corporation              Director              May/06 to present
                                Uranium North Resources Corp.           Director              May/06 to present
                                United Bolero Development Corp          Director              March/06 to present
                                Crescent Gold Limited                   Director              Nov/05 to present
                                Tsodilo Resources Limited               Director              Sep/04 to present
                                CMQ Resources Inc.                      Director              Dec/03 to present
                                Nevsun Resources Ltd.                   Director              Jan/03 to present
                                Plutonic Power Corporation              Director              Jun/99 to present
                                Blackstone Ventures Inc.                Director              Sept/97 to present
                                Dynasty Gold Corp.                      Director              Jan/06 to present
                                                                        Chairman              Oct/99 to present
                                Polaris Minerals Corporation            Director              Sept/03 to present
-------------------------------------------------------------------------------------------------------------------

Chet Idziszek                   Madison Minerals Inc.                   Director              Nov/93 to present
                                                                        President             Nov/93 to Nov/99 &
                                                                                              Reappointed Aug/01
                                                                                              to present
                                                                        CEO                   Apr/97 to present
                                                                        Chairman              Nov/99 to present

                                Lund Gold Ltd.                          Director              May/97 to present
                                                                        CEO & President       Dec/98 to present

                                Oromin Explorations Ltd.                Director              Feb/94 to present
                                                                        President             May/95 to Oct/97 &
                                                                                              Reappointed Jun/99
                                                                                              to present

                                Surge Global Energy Inc.                Director              Aug/02 to present

                                Yukon Gold Corporation, Inc.            Director              Nov/05 to present
-------------------------------------------------------------------------------------------------------------------

David Terry                     Amera Resources Corporation             VP Exploration        Mar/04 to present
                                Golden Arrow Resources Corporation      Director &            Jul/04 to present
                                                                        VP Exploration
                                Astral Mining Corporation               Director              Mar/05 to present
-------------------------------------------------------------------------------------------------------------------

David Horton                    Golden Arrow Resources Corporation      Director              July/04 to present
-------------------------------------------------------------------------------------------------------------------

Leonard Harris                  Solitario Resources Corp.               Director              Jun/98 to present
                                Cardero Resource Corp.                  Director              Feb/00 to present
                                Canarc Resource Corp.                   Director              Jun/01 to present
                                Sulliden Exploration Inc.               Director              Sep/03 to present
                                Endeavour Silver Corp.                  Director              Jul/03 to present
                                Alamos Gold Inc.                        Director              Nov/03 to present
                                Morgain Minerals Inc.                   Director              Jun/04 to present
                                Indico Technologies Ltd.                Director              Apr/06 to present
                                Aztec Metals Corp.                      Director              Feb/07 to present
-------------------------------------------------------------------------------------------------------------------

COMPENSATION

During the fiscal year ended December 31, 2006, the directors and officers of the Company, as a group, had received or charged the Company a total of $533,917 (2005-$241,088; 2004-$476,226) for services rendered by the directors and officers or companies owned by the individuals.

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

During the year ended  December  31, 2006,  the Company had two Named  Executive
Officers: Joseph Grosso, President and Chief Executive Officer and Arthur Lang, Chief Financial Officer (the "Named Executive Officers"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2004, 2005 and 2006.

                                                      SUMMARY COMPENSATION TABLE


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION     YEAR(1)    SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)          (#)(2)            (#)         ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Joseph Grosso(3)        2006      $200,667    $150,000      -          48,000             -             -           -
President and           2005      $102,000        -         -         150,000             -             -           -
Chief Executive         2004      $102,000        -         -         150,000             -             -           -
Officer
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Arthur Lang, Chief      2006       $59,400(4)  $50,000(4)   -          35,000             -             -           -
Financial Officer       2005       $68,927(5)     -         -         100,000             -             -           -
                        2004       $58,671        -         -          50,000             -             -           -
------------------      ----      ------------------------------    ----------------------------    -------    ---------


(1)  Fiscal years ended  December 31, 2006,  2005 and 2004.
(2)  See "Options and Stock Appreciation Rights".
(3) See description of termination payment for Mr. Grosso in Item 6, agreement dated July 1, 1999 with Oxbow International Marketing Corp.
(4) During the year ended December 31, 2006 Mr. Lang's total compensation from the Grosso Group was $134,000, of which $59,400 was allocated to the Company as part of the Grosso Group fees for the year. Additionally, during the year ended December 31, 2006 a bonus of $50,000 was paid to Mr. Lang directly by the Company.
(5) During the year ended December 31, 2005 Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year.

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

OPTION GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2006 to the Named Executive Officers of the
Company:

-------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                        % of Total Options                      of Securities
                     Securities Under       Granted in        Exercise or     Underlying Options
Name                 Options Granted     Financial Year(1)   Base Price(2)    on Date of Grant      Expiration Date
                           (#)                                ($/Security)       ($/Security)
-------------------------------------------------------------------------------------------------------------------

Joseph Grosso             48,000               17.6%             $3.21              $3.21             June 22, 2011
-------------------------------------------------------------------------------------------------------------------
Arthur Lang               35,000               12.8%             $3.21              $3.21             June 22, 2011
-------------------------------------------------------------------------------------------------------------------

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

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

---------------------------------------------------------------------------------------------------------------------
                                                                                               Value of Unexercised
                         Securities                               Unexercised Options         In-the-Money Options
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized(2)      Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)
---------------------------------------------------------------------------------------------------------------------


Joseph Grosso                Nil                  Nil                 592,500 / Nil                 $4,750 / N/A
---------------------------------------------------------------------------------------------------------------------

Arthur Lang                  Nil                  Nil                 150,000 / Nil                     $0 / N/A
---------------------------------------------------------------------------------------------------------------------

(1)  All options are exercisable to acquire the Company's Common Shares.
(2) Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2006, $0.60 less the exercise price per share of in-the-money stock options.

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

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2006 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2006, the Company paid directly $133,250 and indirectly $57,400 (as part of the allocated Grosso Group monthly fees) to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered. See also "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."


OPTION GRANTS

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

-------------------------------------------------------------------------------------------------------------------
                                              % of Total                        Market Value
                           Securities      Options Granted                      of Securities
                         Under Options            in           Exercise or    Underlying Options
Name                       Granted(1)     Financial Year(2)   Base Price(3)   on Date of Grant      Expiration Date
                              (#)                              ($/Security)       ($/Security)
-------------------------------------------------------------------------------------------------------------------

Directors as a group
who are not Named
Executive Officers          120,000              44%              $3.21             $3.21            June 22, 2011
-------------------------------------------------------------------------------------------------------------------

(1)  All options are for the Company's Common Shares.
(2)  Percentage of all options granted in the year.
(3) The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:


----------------------------------------------------------------------------------------------------------------------
                                                                                               Value of Unexercised
                         Securities                               Unexercised Options        In-the-Money Options at
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized         Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)
----------------------------------------------------------------------------------------------------------------------

Directors, as a
group, who are not
Named Executive
Officers                     Nil                  Nil                 1,260,000 / N/A                 $0 / N/A
----------------------------------------------------------------------------------------------------------------------

(1)  All options are exercisable to acquire the Company Common Shares.
(2) Value of unexercised in-the-money options calculated using the closing price of the Company's Common Shares on the TSX-V on December 31, 2006 $0.60, less the exercise price per share of in-the-money stock options.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years other than as disclosed herein.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an Administration Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral Mining Corporation ("Astral"), Gold Point Energy Corp. ("Gold Point"), and Blue Sky Uranium Corp. ("Blue Sky") each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group. In addition, included in the accounts receivable, prepaids and deposits is a $205,000 (2005 - $205,000) deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

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

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of February 28, 2007, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Manfred Kurschner, Nick DeMare and .Sean Hurd. Messrs. Lang and Grosso are officers and directors of the Company. Mr. Lang is an officer and director of Golden Arrow and an officer of Amera and Astral. Mr. Grosso is an officer and director of Golden Arrow and of Amera and director of Gold Point. Mr. Cacos is an officer of IMA, a director and officer of Golden Arrow and Amera and a director of Blue Sky. Mr. Kurschner is an officer and director of Astral and a director of Golden Arrow and Mr. DeMare is an officer and director of Gold Point and Blue Sky. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies. Mr. Hurd is an officer of IMA and President and Director of Blue Sky.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members may include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

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

The Board of Directors of the Company approved the Administration Services Agreement.

JOSEPH GROSSO

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Joseph Grosso, was paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2006 Oxbow was paid $350,667 (2005 - $102,000). On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

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

NIKOLAOS CACOS

By agreement dated January 1, 1996, as amended January 5, 2004, Mr. Cacos was paid a fee paid of $1,375 per month. Mr. Cacos resigned as a director of the Company in October 2004. During fiscal 2006, Mr. Cacos was paid directly by the Company $Nil (2005 - nil, 2004 - $17,600). On January 1, 2005 Mr. Cacos's contract with the Company was cancelled and replaced with a contract with the Grosso Group. During the year ended December 31, 2006, Mr. Cacos's total compensation from the Grosso Group was $22,500, of which $9,225 was allocated to the Company as part of the Grosso Group fees for the year.

SEAN HURD

By agreement dated June 11, 2001, as extended, Mr. Hurd, a former director of the Company, was paid $4,000 per month for professional services rendered. During the fiscal year ended December 31, 2006, Mr. Hurd was paid directly by the Company $Nil (2005 - nil, 2004 - $73,800). Mr. Hurd resigned as a director in October 2004. In January 2005, Mr. Hurd became an employee of the Grosso Group. During the year ended December 31, 2006, Mr. Hurd's total compensation from the Grosso Group was $112,000, of which $45,920 was allocated to the Company as part of the Grosso Group fees for the year. the year.

ARTHUR LANG

By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, was paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Lang's total compensation from the Company was $109,400 of which $59,400 was allocated to the Company as part of the Grosso Group fees and $50,000 was paid directly as a bonus. Mr. Lang's total compensation from the Grosso Group was $134,000.

DAVID TERRY

Mr. Terry, an officer and a director of the Company, had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid
$43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry's total compensation from the Company was $107,400 of which $57,400 was allocated to the Company as part of the Grosso Group fees and $50,000 was paid directly as a bonus. Mr. Terry's total compensation from the Grosso Group was $140,000.

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

The Audit Committee's Charter is attached as an Exhibit.

EMPLOYEES

As of December 31, 2006, the Company uses the services of the Grosso Group, which had twenty-four full-time employees in the area of management and administration compared with twenty full-time employees that the Company employed directly in the areas of management and administration at December 31, 2005 compared to nine full-time employees and three part-time employees in the area of management and administration at December 31, 2004. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

As of February 28, 2007, the Company had 52,013,065 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of February 28, 2007.


--------------------------------------------------------------------------------------------------------------------
                                                                      SHARES AND RIGHTS
                                                                    BENEFICIALLY OWNED OR
TITLE OF CLASS           NAME                                           CONTROLLED (1)         PERCENT OF CLASS(1)
--------------------------------------------------------------------------------------------------------------------

Common Stock             Joseph Grosso                                  1,641,167(2)                  3.2%
Common Stock             Nikolaos Cacos                                   188,151(3)                  0.4%
Common Stock             Sean Hurd                                        310,000(4)                  0.6%
Common Stock             Gerald Carlson                                   291,000(5)                  0.6%
Common Stock             David Terry                                      202,000(6)                  0.4%
Common Stock             Chet Idziszek                                    245,000(7)                  0.5%
Common Stock             Robert Stuart (Tookie) Angus                     260,000(8)                  0.5%
Common Stock             Arthur Lang                                      185,000(9)                  0.4%
Common Stock             David Horton                                     160,000(10)                 0.3%
Common Stock             Leonard Harris                                   105,000(11)                 0.2%
--------------------------------------------------------------------------------------------------------------------
Common Stock     Officers and Directors (as a group, 10 persons)        3,587,318(12)                 6.9%
--------------------------------------------------------------------------------------------------------------------


(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 52,013,065 shares of common stock outstanding as of February 28, 2007.
(2) Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso's wife) and Mr. Grosso's private companies:
     (a)  585,543 shares held by Mr. Grosso;
     (b)  7,500 shares held by Beauregard (50%);
     (c)  27,564 shares held by Mr. Grosso's wife (50%);
     (d)  348,448 shares held by Oxbow (50%);
     (e)  9,612 shares held by Threadco (50%);
     (f) 592,500 Options held by Mr. Grosso to acquire 592,500 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."; and
     (g)  70,000 shares held in Mr. Grosso's RRSP account.
(3) Includes 13,151 shares held by Mr. Cacos and 175,000 options held by Mr. Cacos to acquire an additional 175,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(4) Includes 310,000 options held by Mr. Hurd to acquire an additional 310,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(5) Includes 88,500 shares held by Mr. Carlson and 47,500 shares held by KGE Management Ltd., a private company owned by Mr. Carlson and options held by Mr. Carlson to acquire an additional 155,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(6) Includes 2,000 shares held by Mr. Terry and options held by Mr. Terry to acquire an additional 200,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(7) Mr. Idziszek holds 245,000 options to acquire 245,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(8) 260,000 options held by Mr. Angus to acquire 260,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(9) Includes 10,000 shares and 185,000 options held by Mr. Lang to acquire 185,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(10) Includes options held by Mr. Horton to acquire 160,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(11) Includes 5,000 shares and options held by Mr. Harris to acquire 100,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(12) Includes the shares, options, and warrants set forth in footnotes 2 through 11 above. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of February 28, 2007, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 8,123,404 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants currently outstanding and agreements.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004, June 23, 2005 and June 14, 2006 shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of IMA available for issuance. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

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

As of February 28, 2007, the Company has issued 4,619,000 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


N. Cacos                  Officer                       110,000        $3.10      Mar. 24/09          $3.10
                                                         50,000        $4.16      Mar. 16/10          $4.16
                                                         15,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
J. Grosso                 Director                       47,500        $0.50      Sept. 23/07         $0.50
                                                        200,000        $1.87      Aug. 27/08          $1.87
                                                        150,000        $3.10      Mar. 24/09          $3.10
                                                        150,000        $4.16      Mar. 16/10          $4.16
                                                         48,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
S. Hurd                   Officer                       100,000        $1.87      Aug. 27/08          $1.87
                                                        130,000        $3.10      Mar. 24/09          $3.10
                                                         60,000        $4.16      Mar. 16/10          $4.16
                                                         20,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


G. Carlson                Director                       50,000        $1.87      Aug. 27/08          $1.87
                                                         85,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
N. DeMare                 Consultant                     25,000        $0.84      Mar. 07/08          $0.84
                                                         50,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
E. Grosso(2)              Consultant                     67,500        $0.50      Sept. 23/07         $0.50
                                                         75,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
K. Patterson              Consultant                     25,000        $3.10      Mar. 24/09          $3.10
                                                         25,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
D. Terry                  Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         80,000        $4.16      Mar. 16/10          $4.16
                                                         70,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
C. Idziszek               Director                      150,000        $0.90      May 30/08           $0.90
                                                         75,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
J. C. Berretta            Consultant                     25,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
W. Lee(3)                 Consultant                     75,000        $1.87      Aug. 27/08          $1.87
                                                         30,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
R. Angus                  Director                      150,000        $0.90      May 30/08           $0.90
                                                         40,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
                                                         40,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
D. Dorval                 Consultant                     60,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
J. Denee                  Employee                       10,000        $3.10      Mar. 24/09          $3.10
                                                          5,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
C. Sandoval               Employee                       10,000        $3.10      Mar. 24/09          $3.10
                                                         15,000        $4.16      Mar. 16/10          $4.16
                                                          5,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
C. D'Amico(5)             Director (of                  220,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted            75,000        $3.10      Mar. 24/09          $3.10
                          from reporting)
----------------------------------------------------------------------------------------------------------------
C. Timossi                Consultant                     75,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
S. Phillips               Consultant                    300,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
J. Faccin                 Consultant                     10,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


M. De Simone              Director (of                   59,500        $0.50      May 02/07           $0.50
                          subsidiary-exempted            80,000        $3.10      Mar. 24/09          $3.10
                          from reporting)
----------------------------------------------------------------------------------------------------------------
I. Chiarantano            Consultant                     59,500        $0.50      May 02/07           $0.50
----------------------------------------------------------------------------------------------------------------
D. Horton                 Director                      100,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
                                                         30,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
A. Lang                   Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
                                                         25,000        $2.92      Nov. 16/10          $2.92
                                                         35,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
G. James                  Consultant                      7,000        $3.10      Mar. 24/09          $3.10
----------------------------------------------------------------------------------------------------------------
A. Colucci                Consultant                    120,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
P. Hedblom                Consultant                     30,000        $1.87      Aug. 27/08          $1.87
                                                         20,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
J. Wong                   Consultant                     25,000        $1.87      Aug. 27/08          $1.87
----------------------------------------------------------------------------------------------------------------
D. Tindale                Employee                        5,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
F. Riedl                  Consultant                     30,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
A. Beartl                 Consultant                    150,000        $4.16      Mar. 16/10          $4.16
                                                        150,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
I. Thomson                Consultant                     10,000        $4.16      Mar. 16/10          $4.16
----------------------------------------------------------------------------------------------------------------
L. Harris                 Director                       50,000        $2.92      Nov. 16/10          $2.92
                                                         50,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
C. Smyth                  Consultant                      5,000        $2.92      Nov. 16/10          $2.92
----------------------------------------------------------------------------------------------------------------
L. McClusky               Employee                       10,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
B. Dubowska               Employee                        5,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
L. Carter                 Employee                       25,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
J. Barnes                 Employee                       25,000        $3.21      Jun. 22/11          $3.21
----------------------------------------------------------------------------------------------------------------
TOTAL                                                 4,619,000
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Officers and directors, as a group (10 persons)(4)    2,528,000
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


(1) Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, officers and consultants. "Employee" refers to the employees of the Grosso Group providing administrative and management services to the Company.
(2)  Evelyn Grosso is the wife of Joseph Grosso.
(3) The Company granted Mr. Lee options to acquire common shares during his tenure as director. Mr. Lee resigned as an officer and director of the Company effective April 2, 2004 and currently remains as a consultant to the Company.
(4)  Includes options held by Joseph Grosso's wife, Evelyn Grosso.
(5) The Company granted Mr. D'Amico options to acquire common shares during his tenure as director of a subsidiary.

WARRANTS AND OTHER COMMITMENTS

As of February 28, 2007, there were 3,504,404 non-transferable common share purchase warrants exercisable.

As of February 28, 2007, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, did not hold any warrants to purchase the Company's common shares.

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

On April 28, 2003, Prudent Bear Funds, Inc. advised the Company that it had acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 818,500 of the Company's common shares. This resulted in Prudent Bear Funds, Inc. having ownership of and control over a total of 3,209,637 common shares together with warrants to purchase an additional 754,137 common shares. As of April 30, 2003, if such warrants were exercised Prudent Bear Funds, Inc. would have control and direction of 3,963,774 common shares of the Company (12.18%). To the best of the Company's knowledge, as of December 31, 2006, Prudent Bear Funds Inc. is no longer a major shareholder of the Company.

SHARES HELD IN THE UNITED STATES

As of February 28, 2007, there were approximately 189 registered holders of the Company's shares in the United States, with combined holdings of 7,354,240 shares (14.14% of the 52,013,065 outstanding shares at February 28, 2007).

CHANGE OF CONTROL

As of February 28, 2007, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2004 through February 28, 2007, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an Administrative Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral and Gold Point Energy., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 (2005 - $205,000)
         deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

         The   Administration   Services   Agreement  may  be  terminated  by  a
         shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group.

2. Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities, capital assets and personnel with Amera. Joseph Grosso, Nikolaos Cacos, Arthur Lang and David Terry, officers and/or directors of the Company, are officers, directors and/or employees of Amera. During the fiscal year ended December 31, 2006 the Company received $Nil (2005 - $Nil, 2004 - $66,390) from Amera for reimbursement of expenses.

3. The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 for the balance of the existing lease term. Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises. During the fiscal year ended December 31, 2006, the Company paid rent to Beauregard in the amount of $141,203 (2005 - $128,722, 2004 - $74,870).
         The Company subleases the premises to the Grosso Group and recovered the 2006 and 2005 rent it had paid. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

4. The Company executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2006, Oxbow was paid $350,667 (2005 - $102,000, 2004 -
         $102,000).

5. The Company's officers and directors have been granted incentive stock options enabling them to purchase common shares of the Company. See "Item 6. Directors, Senior Management and Employees - Share Ownership".

6.       By  agreement  dated  April  1,  2004,  between  the  Company  and  KGE
         Management Ltd. ("KGE"), a private company owned by Mr. Carlson, Chairman of the board of directors of the Company, this new agreement, which replaced a prior agreement, provided for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed. During the fiscal year ended December 31, 2006, the Company paid $3,300 to KGE (2005 - $24,000 2004 - $34,749).

7. On December 16, 2003 and November 16, 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, was a shareholder. A monthly fee of US$5,000 for services was payable under this agreement for a minimum period of one year. On July 4, 2005, the agreement was amended to increase the monthly fee to US$10,000 per month effective June 1, 2005. The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. Effective December 31, 2005 Mr. Angus retired from Endeavour and the monthly fee was reduced to US$5,000 per month. The agreement was terminated by mutual consent effective February 28, 2006. During the fiscal year ended December 31, 2006, Endeavour was paid $11,600 (2005 - $115,088, 2004 - $78,637).

8. On February 14, 2006 and effective January 1, 2006, the Company has entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. The Company paid RSA $68,350 in 2006.

9. Mr. Terry had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid $43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006 Mr. Terry's total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

10. The Company has entered into an agreement dated April 23, 2004, with Mr. Lang, Chief Financial Officer and a director of the Company, pursuant to which Mr. Lang provides services to the Company. By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31,2006 Mr. Lang's total compensation from the Grosso Group was $134,000 of which $54,940 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

11. The Company entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company completed in 2004. See "Item 4. Information on the Company - History and Development of the Company." The Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

DESCRIPTION                                                                 PAGE
-----------                                                                 ----
Consolidated Financial Statements for the Years Ended
     December 31, 2006, 2005 and 2004.                                F-1 - F-27

SIGNIFICANT CHANGES

There are no significant changes to report between the year end December 31, 2006 and the date of this annual report.

LEGAL PROCEEDINGS

On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005 and ended on December 12, 2005.

On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

         " (a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

           (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

           (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
           (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

The Company has filed an appeal of this judgment which is scheduled to be heard by the British Columbia Court of Appeal on April 10, 2007. While the Company is confident of a favourable result from its appeal it recognizes that this could take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company.

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (a) control of the Navidad project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

         (d) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (e) pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

As a condition of the reorganization Golden Arrow became a party to the Aquiline action. The Company has provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.


ITEM 9.   THE OFFER AND LISTING
--------------------------------------------------------------------------------

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

The following table lists the volume of trading and high and low sales prices on the TSX-V (or predecessor), for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2006 through February 2007.

          TSX VENTURE EXCHANGE (OR PREDECESSOR) STOCK TRADING ACTIVITY


                                                            SALES PRICE
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2006            52,243,300                $3.96           $0.49
December 31, 2005            18,584,000                $4.45           $2.56
December 31, 2004            37,199,200                $4.80           $1.73
December 31, 2003            50,625,400                $2.54           $0.49
December 31, 2002            17,609,200                $0.94           $0.34

                                                            SALES PRICE
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

December 31, 2006            15,052,600                $0.66           $0.49
September 30, 2006           22,456,700                $3.49           $0.50
June 30, 2006                 5,606,400                $3.75           $2.86
March 31, 2006                9,127,600                $3.96           $2.84
December 31, 2005             5,453,800                $3.96           $2.56
September 30, 2005            3,780,700                $3.95           $2.65
June 30, 2005                 2,949,100                $4.00           $2.61
March 31, 2005                6,400,400                $4.45           $3.40


                                                            SALES PRICE
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 28, 2007             1,499,300                $0.95           $0.70
January 31, 2007              1,546,900                $0.72           $0.57
December 31, 2006             2,541,300                $0.66           $0.56
November 30, 2006            10,470,500                $0.62           $0.49
October 31, 2006              2,040,800                $0.64           $0.49
September 30, 2006            3,483,400                $0.72           $0.61


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

                                                         SALES PRICE (US$)
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2006            26,580,100                $3.48           $0.43
December 31, 2005            13,245,000                $3.68           $2.00
December 31, 2004            20,134,200                $4.05           $1.31
December 31, 2003             6,974,500                $1.89           $0.36
December 31, 2002                97,497                $0.36           $0.22


                                                         SALES PRICE (US$)
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

December 31, 2006             4,592,600                $0.59           $0.43
September 30, 2006            9,104,900                $3.10           $0.44
June 30, 2006                 5,606,700                $3.44           $2.57
March 31, 2006                7,275,900                $3.48           $2.43
December 31, 2005             4,024,400                $3.39           $2.16
September 30, 2005            3,003,500                $3.48           $2.00
June 30, 2005                 2,150,800                $3.23           $2.05
March 31, 2005                4,066,300                $3.68           $2.72


                                                         SALES PRICE (US$)
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 28, 2007             1,158,000                $0.83           $0.58
January 31, 2007              1,424,600                $0.63           $0.48
December 31, 2006             1,591,300                $0.59           $0.49
November 30, 2006             1,959,200                $0.55           $0.43
October 31, 2006              1,042,100                $0.58           $0.44
September 30, 2006            1,330,900                $0.63           $0.55

ITEM 10.  ADDITIONAL INFORMATION.
---------------------------------

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

AMENDMENT OF NOTICE OF ARTICLES

On March 29, 2004, the new British Columbia Business Corporations Act came into force in British Columbia (the "BCBCA The Board of Directors of the Company approved the Transition of the Company and the Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

In order to bring the Company's Articles in line with the BCBCA, the Company deleted and replaced its Articles in their entirety. Accordingly, the shareholders passed a special resolution removing the application of the Pre-Existing Company Provisions at a meeting held on June 24, 2004.

BORROWING POWERS

Under the BCBCA, companies are now permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles state that the Company is able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

DIRECTORS AUTHORITY TO SET AUDITOR'S REMUNERATION

Under the BCBCA, the Company has, subject to shareholder approval, given authorization for the directors to set the remuneration paid to the auditors of the Company. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration and the Articles mere codify existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

SPECIAL MAJORITY FOR RESOLUTIONS

Under the BCBCA, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Company Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

SHARE ISSUANCES

Under the BCBCA the Company is, subject to shareholder approval, permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the BCBCA. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX-V on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Existing Articles:

OFFICERS

The BCBCA no longer requires that the President and Secretary be separate individuals and as a result, the Company Articles do not have these requirements. Management and the board of directors believe that the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

PUBLICATION OF ADVANCE NOTICE OF
MEETING

Under the BCBCA, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on WWW.SEDAR.COM in advance of the record date for the meeting.

SHARE CERTIFICATES

Under the BCBCA, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate The Articles have been amended to provide for this additional right.

DISCLOSURE OF INTEREST OF
DIRECTORS

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated and the Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCBCA.

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

As a result, the Company Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

The directors, officers, employees and agents have entered into Indemnity Agreements, as allowed under the Articles of the Company.

AUTHORIZED SHARE CAPITAL

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

HOLDING OF ANNUAL MEETINGS

The BCBCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, the Company's Articles reflect this provision.


QUORUM FOR SHAREHOLDER MEETING

The current Articles allow for quorum to be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent (5%) of the issued shares entitled to be voted at the meeting.

ALTERATIONS TO CONSTATING
DOCUMENT

In accordance with the BCBCA, the Articles list the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.

SUMMARY OF MATERIAL PROVISIONS

The following is a summary of certain material provisions of the Company's Articles of Association and Memorandum:

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

COMMON SHARES

A total of 52,013,064 common shares were issued and outstanding as of February 28, 2007. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

PREFERRED SHARES

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series
I. The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company. The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares. As of March 31 , 2007 there were no issued or outstanding preferred shares.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

If the Company wishes to change the rights and restrictions of the common shares or the preferred shares, the Company must obtain the approval of a special resolution by 2/3 of the holders of the common shares, or 2/3 of the holders of the preferred shares.

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

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND GENERAL MEETINGS

Under BCBCA and the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders.

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

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party:

1. Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an Administrative Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera, Astral Mining Corporation and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group. In addition, included in the Accounts receivable, prepaids and deposits is a $205,000 (2005 - $205,000) deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

         The   Administration   Services   Agreement  may  be  terminated  by  a
         shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group.

2. The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 for the balance of the existing lease term. Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises. During the fiscal year ended December 31, 2006, the Company paid rent to Beauregard in the amount of $141,203 (2005 - $128,722, 2004 - $74,870).
         The Company subleases the premises to the Grosso Group and recovered the 2006 and 2005 rent it had paid. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

3. The Company executed an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides services to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". During the fiscal year ended December 31, 2006, Oxbow was paid $350,667 (2005 - $102,000, 2004 -
         $102,000).

4.       By  agreement  dated  April  1,  2004,  between  the  Company  and  KGE
         Management Ltd. ("KGE"), a private company owned by Mr. Carlson, Chairman of the board of directors of the Company, this new agreement, which replaced a prior agreement, provided for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed. During the fiscal year ended December 31, 2006, the Company paid $3,300 to KGE (2005 - $24,000 2004 - $34,749).

5. On December 16, 2003 and November 16, 2004, the Company entered into an agreement with Endeavour Financial Ltd. a company of which Mr. Angus, a director of the Company, was a shareholder. A monthly fee of US$5,000 for services was payable under this agreement for a minimum period of one year. On July 4, 2005, the agreement was amended to increase the monthly fee to US$10,000 per month effective June 1, 2005. The agreement includes a provision for a nominee from Endeavour to be nominated to the board and for fees to be paid to Endeavour, in addition to the monthly fee, in the event of certain specified transactions. Effective December 31, 2005 Mr. Angus retired from Endeavour and the monthly fee was reduced to US$5,000 per month. The agreement was terminated by mutual consent effective February 28, 2006. During the fiscal year ended December 31, 2006, Endeavour was paid $11,600 (2005 - $115,088, 2004 - $78,637).

6. On February 14, 2006 and effective January 1, 2006, the Company has entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. The Company paid RSA $68,350 in 2006.

7. Mr. Terry had a consulting agreement with Amera dated February 16, 2004, amended June 1, 2004, which called for monthly payments of $10,000. The Company had agreed to reimburse Amera for 50% of these fees. In the fiscal year ended December 31, 2004 the Company paid $43,000 as a result of this arrangement. On January 1, 2005 Mr. Terry's agreement with Amera was replaced by a similar agreement with the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006 Mr. Terry's total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

8. The Company has entered into an agreement dated April 23, 2004, with Mr. Lang, Chief Financial Officer and a director of the Company, pursuant to which Mr. Lang provides services to the Company. By agreement dated April 23, 2004, Arthur Lang, the Chief Financial Officer and a director of the Company, is paid a salary of $80,000 per year for professional services rendered. Mr. Lang is also reimbursed for certain monthly club dues. During the fiscal year ended December 31, 2004, Mr. Lang was paid $58,671. Mr. Lang became an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31,2006 Mr. Lang's total compensation from the Grosso Group was $134,000 of which $54,940 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

9. The Company entered into an Arrangement Agreement with Golden Arrow pursuant to which the Company transferred certain assets to Golden Arrow as part of a reorganization of the Company completed in 2004. See "Item 4. Information on the Company - History and Development of the Company." The Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

10. The Company entered into a Management Services Agreement dated March 22, 2005 with IMA Latin America Inc., the Company's wholly owned BVI subsidiary and Gestora de Negocios E Inversiones S.A. ("Gestora") to retain Gestora to provide certain management, consulting and advisory services of Mr. Augusto Baertl ("Baertl") for the development of the Navidad project. A Confidentiality Agreement between the Grosso Group Management Ltd. and Gestora was also entered into. A Director/Officer Agreement between IMA Latin America Inc. and Baertl was also entered into as well as an Indemnity Agreement between the Company and Baertl. Baertl and Gestora gave notice of termination of the Management Services Agreement and the Director/Officer Agreement effective September 30, 2006.

11. On October 18, 2006, the Company and Aquiline reached a definitive agreement (the Interim Agreement) for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The transactions outlined in the agreement will constitute due compliance by both parties with the July 14, 2006 Supreme Court of British Columbia judgment in respect of the Navidad project. The principal terms and conditions of the Interim Agreement are as follows:

         (a) control of the Navidad project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

         (d) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (e) pending the finalization of the appeal process, neither party will attempt a hostile takeover of the other.

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

DOCUMENTS ON DISPLAY

Documents concerning the Company and referred to in this report may be inspected at the COMPANY'S principal office, located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.


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

ITEM 15. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's Chief Executive
Officer, and Mr. Lang, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005. Based upon that evaluation, Messrs. Grosso and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. David Horton, an independent director, serves on the Company's audit committee.


ITEM 16B.  CODE OF BUSINESS CONDUCT AND ETHICS.
--------------------------------------------------------------------------------


                       CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of IMA Exploration Inc. (the "Company") has adopted a Code of Business Conduct and Ethics that outlines the Company's values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates. A copy of the Company's Code of Business Conduct and Ethics is available on the Company's website at www.imaexploration.com/s/CorporateGovernance.asp.

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

Only the Audit Committee may amend this Code of Business Conduct and Ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal year ended December 31, 2006, the Company's auditor billed approximately $28,500, and for the fiscal year ended December 31, 2005, the Company's auditor billed approximately $42,000 for the audit of the Company's annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2006 and 2005, the Company's auditors billed $58,303 and billed $32,015, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"

TAX FEES

For the fiscal years ended December 31, 2006 and 2005, the Company's auditor billed $10,232 and billed $17,703, respectively, for tax compliance, tax advice and tax planning services.

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

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 though F-27.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------


   EXHIBIT
    NUMBER       DESCRIPTION
   -------       -------------------------------------------------------------------------------------------------

      1.1        Notice of Articles (8)

      1.2        Articles

      4.1        Share Purchase Agreement Between Shareholders and 389863 B.C. Ltd. (1)

      4.2        Arrangement Agreement Between Viceroy Resource Corporation and IMA Resource
                 Corporation (1)

      4.3        Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA
                 Resource Corporation (1)

      4.4        Employment Agreement with William Lee (1)

      4.5        Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation (1)

      4.6        Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated
                 April 1, 2004 (8)

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

     4.19        Amendment to Option Agreement with Hugo Arturo Bosque (2)

     4.20        Amendment to Purchase Agreement with Victor Ronchietto (2)



   EXHIBIT
    NUMBER       DESCRIPTION
   -------       -------------------------------------------------------------------------------------------------

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

     4.28        Option Agreement with Rio Tinto Mining and Exploration Limited (4)

     4.29        Amendment to Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (4)

     4.30        Consulting Agreement between the Company and Lindsay Bottomer dated April 1, 2002 (4)

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



   EXHIBIT
    NUMBER       DESCRIPTION
   -------       -------------------------------------------------------------------------------------------------


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

     4.52        Amendment to Consulting Agreement Between KGE Management Ltd. And IMA Exploration Inc. dated
                 October 3, 2002 (6)

     4.53        Amendment to Agreement between the Company and Sean Hurd dated June 10, 2002 (6)

     4.54        Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA
                 Resource Corporation dated April 17, 2003 (6)

     4.55        Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp. and Golden Arrow Resources
                 Corporation dated May 14, 2004 (7)

     4.56        Amendment to consulting Agreement with Nikolaos Cacos dated January 5, 2004 (8)

     4.57        Amendment to Agreement with Sean Hurd dated January 5, 2004 (8)

     4.58        Financial Advisory Services Agreement with Endeavour Financial Ltd. (8)

     4.59        Agreement between the Company and Amera Resources Corporation dated March 6, 2003 relating to the
                 Lago Pico, Loma Alta and Nueva Ruta properties (8)

     4.60        Amendment to Letter of Intent with Amera Resources Corporation dated September 30, 2003 (8)

     4.61        Amendment to Letter of Intent with Amera Resources Corporation dated April 8, 2004 (8)

     4.62        Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease (8)

     4.63        Option Agreement dated September 22, 2003, between the Company and Cloudbreak Resources Ltd. (8)

     4.64        Option Agreement dated August 12, 2003 between the Company and Consolidated Pacific Bay Minerals
                 Ltd. (8)

     4.65        Option agreement dated June 11, 2003, between the Company and Ballad Gold & Silver Ltd. (formerly
                 Ballad Ventures Ltd.) (8)

     4.66        Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura
                 and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura dated August
                 15, 2003 (8)

     4.67        Letter Agreement with Arthur Lang dated April 23, 2004 (8)

     4.68        Arrangement Agreement by and among the Company, Golden Arrow Resources Corporation and IMA
                 Holdings Corp. dated May 14, 2004 (9)

     4.69        Indemnity Agreement provided to Golden Arrow Resources Corporation dated July 7, 2004 (9)

     4.70        Administration Services Agreement with the Grosso Group Management Ltd. dated January 1, 2005 (9)

     4.71        Amendment to Consulting Agreement between KGE Management Ltd. and IMA Exploration Inc. dated
                 April 1, 2005 (9)

     4.72        Audit Committee Charter (9)

     4.73        Amendment to Consulting Agreement between KGE Management Ltd. and IMA Exploration Inc. dated
                 January 26, 2006 (10)

     4.74        Advisory Services Agreement between RSA Holdings Ltd. and IMA Exploration Inc. dated February 14,
                 2006 (10)


   EXHIBIT
    NUMBER       DESCRIPTION
   -------       -------------------------------------------------------------------------------------------------

     4.75        Interim Project Development Agreement between IMA Exploration Inc. and Aquiline Resources Inc.
                 dated October 18, 2006.(11)

      8.1        List of Subsidiaries (8)

     12.1        Certification of Joseph Grosso Pursuant to Rule 13a-14(a)

     12.2        Certification of Arthur Lang Pursuant to Rule 13a-14(a)

     13.1        Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350

     13.2        Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350
   -------       -------------------------------------------------------------------------------------------------

     (1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 00-30464.
     (2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 00-30464.
     (3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 00-30464.
     (4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 00-30464.
     (5) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 00-30464.
     (6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 16, 2003. File Number 00-30464.
     (7) Previously filed as with the Company's Report on Form 6-K filed June 18, 2004. File Number 00-30464.
     (8) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 23, 2004. File Number 00-30464.
     (9) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 7, 2005. File Number 00-30464.
     (10) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2006. File Number 01-32558.
     (11) Previously filed as with the Company's Report on Form 6-K filed October 19, 2006. File Number 01-32558.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             IMA EXPLORATION INC.


Dated:    MARCH 30, 2007                     /s/ Arthur Lang
      ----------------------                 -----------------------------------
                                             Arthur Lang,
                                             Chief Financial Officer
                                             and Director

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11 and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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



/s/ JOSEPH GROSSO                                        /s/ ART LANG

Joseph Grosso                                            Art Lang
President                                                Chief Financial Officer


March 29, 2007

PRICEWATERHOUSECOOPERS

                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone +1 604 806 7000
                                                    Facsimile +1 604 806 7806






INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF IMA EXPLORATION INC.


We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


(SIGNED) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
March 29, 2007




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    391,420         151,395
Short-term investments (Note 4)                       8,500,000       7,580,000
Other receivables, prepaids and deposits (Note 8)       405,205         548,492
Marketable securities (Note 5)                                -         186,000
                                                   ------------    ------------
                                                      9,296,625       8,465,887
MINERAL PROPERTIES AND DEFERRED
     COSTS (Notes 2 and 9)                                    -      15,032,107
NAVIDAD INTEREST (Note 2)                            17,949,521               -
                                                   ------------    ------------
                                                     27,246,146      23,497,994
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                236,612         976,811

FUTURE INCOME TAX LIABILITIES (Note 9)                        -       1,760,110
                                                   ------------    ------------
                                                        236,612       2,736,921
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               58,664,727      50,414,672

WARRANTS (Note 6)                                     1,281,946               -

CONTRIBUTED SURPLUS (Note 7)                          6,152,265       5,854,445

DEFICIT                                             (39,089,404)    (35,508,044)
                                                   ------------    ------------
                                                     27,009,534      20,761,073
                                                   ------------    ------------
                                                     27,246,146      23,497,994
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST (Note 2)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
------------------------

/s/ ROBERT STUART ANGUS , Director
------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Administrative and management services                  461,553         294,828         350,521
Corporate development and investor relations            328,779         496,538         286,187
General exploration                                     186,572          55,914         228,961
Office and sundry                                       181,913         148,015         107,678
Professional fees                                     1,124,144       2,212,190         816,143
Rent, parking and storage                                96,263          72,791          90,629
Salaries and employee benefits                          652,530         585,560         313,409
Stock based compensation (Note 6)                       393,120       1,800,000       1,972,860
Telephone and utilities                                  17,432          26,648          34,165
Transfer agent and regulatory fees                      103,457         199,715          57,743
Travel and accommodation                                 93,392         256,035         203,591
Cost recoveries (Note 8)                                      -               -        (149,271)
Navidad holding costs (Note 2)                          312,349               -               -
                                                   ------------    ------------    ------------
                                                      3,951,504       6,148,234       4,312,616
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (3,951,504)     (6,148,234)     (4,312,616)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSE)

Foreign exchange                                         (2,865)        232,954        (195,285)
Reorganization costs                                          -               -        (346,103)
Interest and other income                               373,009         150,406         101,589
Gain on options and disposition of mineral
     properties                                               -               -         328,346
Write-down of marketable securities                           -               -         (99,762)
                                                   ------------    ------------    ------------
                                                        370,144         383,360        (211,215)
                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                      (3,581,360)     (5,764,874)     (4,523,831)

Loss allocated to spin-off assets (Note 13)                   -               -         131,232
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (3,581,360)     (5,764,874)     (4,655,063)

DEFICIT - BEGINNING OF YEAR                         (35,508,044)    (29,597,304)    (17,577,363)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW (Note 13)                                -        (145,866)     (7,364,878)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (39,089,404)    (35,508,044)    (29,597,304)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE
     FROM CONTINUING OPERATIONS                          $(0.07)         $(0.12)         $(0.11)
                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.07)         $(0.12)         $(0.11)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       51,263,575      46,197,029      40,939,580
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (3,581,360)     (5,764,874)     (4,655,063)
Net loss allocated to spin-off assets                         -               -         131,232
                                                   ------------    ------------    ------------
Net loss from continuing operations                  (3,581,360)     (5,764,874)     (4,523,831)
Items not affecting cash
     Depreciation                                             -               -          26,665
     Stock based compensation                           393,120       1,800,000       1,972,860
     Gain on options and disposition of
        mineral properties                                    -               -        (328,346)
     Write-down of marketable securities                      -               -          99,762
                                                   ------------    ------------    ------------
                                                     (3,188,240)     (3,964,874)     (2,752,890)
Change in non-cash working capital balances            (596,912)        115,256          74,785
                                                   ------------    ------------    ------------
                                                     (3,785,152)     (3,849,618)     (2,678,105)
Cash used in spin-off operations                              -               -        (283,629)
                                                   ------------    ------------    ------------
                                                     (3,785,152)     (3,849,618)     (2,961,734)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (4,491,524)     (7,025,492)     (4,448,659)
Increase in short-term investments                     (920,000)     (3,280,000)     (4,300,000)
Net cash flow related to spin-off assets                      -               -          32,592
Proceeds from sale/(purchase) of equipment                    -          46,589         (93,650)
                                                   ------------    ------------    ------------
                                                     (5,411,524)    (10,258,903)     (8,809,717)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                            10,308,450      14,215,165       9,707,897
Share issuance costs                                   (871,749)       (736,737)       (411,237)
                                                   ------------    ------------    ------------

                                                      9,436,701      13,478,428       9,296,660
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                             240,025        (630,093)     (2,474,791)

CASH TRANSFERRED TO GOLDEN ARROW (Note 13)                    -        (145,866)     (1,020,189)
                                                   ------------    ------------    ------------
NET INCREASE IN CASH                                    240,025        (775,959)     (3,494,980)

CASH - BEGINNING OF YEAR                                151,395         927,354       4,422,334
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      391,420         151,395         927,354
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                    CONSOLIDATED SCHEDULE OF NAVIDAD INTEREST
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                      NAVIDAD
                                                      NAVIDAD          AREA           IVA TAX          TOTAL
                                                         $               $               $               $

Mineral property interests balance,
     beginning of year                               13,466,957         113,426       1,451,724      15,032,107
                                                   ------------    ------------    ------------    ------------

Expenditures during the year
     Acquisition costs                                  110,807               -               -         110,807
     Assays                                              63,985               -               -          63,985
     Communications                                      53,793               -               -          53,793
     Drilling                                         1,400,714               -               -       1,400,714
     Engineering                                         43,832               -               -          43,832
     Environmental and social                           305,989               -               -         305,989
     Metallurgy                                         325,457               -               -         325,457
     Office and other                                   201,408               -               -         201,408
     Salaries and Contractors                           599,049               -               -         599,049
     Supplies and Equipment                             162,645               -               -         162,645
     Transportation                                     243,360               -               -         243,360
     Project Development                                442,402               -               -         442,402
     IVA Tax                                                  -               -         538,083         538,083
                                                   ------------    ------------    ------------    ------------
                                                      3,953,441               -         538,083       4,491,524
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 9)                              455,439               -               -         455,439
                                                   ------------    ------------    ------------    ------------
Mineral property interest balance                    17,875,837         113,426       1,989,807      19,979,070
                                                   ------------    ------------    ------------    ------------
Less: Future income tax (Notes 2 and 9)             (2,215,549)               -               -     (2,215,549)
Add: Marketable securities (Note 5)                           -         186,000               -         186,000
                                                   ------------    ------------    ------------    ------------
Navidad interest balance, end of year
     (Notes 1 and 2)                                 15,660,288         299,426       1,989,807      17,949,521
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



                                                                      NAVIDAD
                                                      NAVIDAD          AREA           IVA TAX          TOTAL
                                                         $               $               $               $

Balance, beginning of year                            5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------

Expenditures during the year

     Assays                                             316,220               -               -         316,220
     Communications                                      28,100              51               -          28,151
     Drilling                                         2,188,346               -               -       2,188,346
     Engineering                                         53,340               -               -          53,340
     Environmental                                      391,816               -               -         391,816
     Geophysics                                         176,036               -               -         176,036
     Metallurgy                                         501,070               -               -         501,070
     Office and other                                    95,310             640               -          95,950
     Petrography                                         13,563               -               -          13,563
     Salaries and Contractors (Note 6 (d))            1,539,569               -               -       1,539,569
     Supplies and Equipment                             441,012              41               -         441,053
     Transportation                                     248,554               -               -         248,554
     Project Development                                828,036               -               -         828,036
     IVA Tax                                                  -               -         783,788         783,788
                                                   ------------    ------------    ------------    ------------
                                                      6,820,972             732         783,788       7,605,492
                                                   ------------    ------------    ------------    ------------
Future income tax (Note 9)                              875,017               -               -         875,017
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                 13,466,957         113,426       1,451,724      15,032,107
                                                   ============    ============    ============    ============







              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. As at December 31, 2006 the Company had no mineral property interests other than the Navidad Interest. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.

         On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

          "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
           (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
           (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
           (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

         The Company has filed an appeal of this judgment. The Company recognizes that this will take a substantial period of time and the costs will be significant, with no guarantee of a successful outcome for the Company. The Company has not provided for any future legal costs and will expense the legal costs of the appeal as they occur (see
         Note 2).

         On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (a) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount, less legal costs Aquiline would be entitled to in relation to the trial and the appeal.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS AND CONTINGENCY (continued)

         (d) in the event that the Company's appeal is successful, it will pay Aquiline's qualifying costs expended on developing the Navidad Project during the period of the appeal, less legal costs the Company would be entitled to in relation to the trial and the appeal, and control of the Navidad Project will then revert to the Company; and

         (e) pending finalization of the appeal process, neither party will attempt a hostile takeover of the other.

         The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".


2.       MEASUREMENT UNCERTAINTY AND NAVIDAD INTEREST

         As discussed in Note 1 above, under the terms of the July 14, 2006 court order the Company's ownership of the Navidad project has been transferred to Aquiline and the Company accordingly cautions readers that until the British Columbia Court of Appeal rules on the matter the Company may only recover the costs incurred in the development of the Navidad project.

         Upon the transfer of the Navidad property interest to Aquiline the Related Future Income Liabilities, which related to differences between the tax values of certain mineral properties expenditures and their accounting values, are no longer a liability of the Company. As at December 31, 2006, the Company has recorded a Navidad interest balance of $17,949,521, the components of which are as follows:

                                                                         $

               Mineral properties and deferred costs                 17,763,521
               Marketable securities (Note 5)                           186,000
                                                                   ------------
               Navidad interest                                      17,949,521
                                                                   ============

         As discussed in Note 1 above, in the event that the Company is unsuccessful on appeal, the Company will be paid $18,500,000 as consideration for these assets, less legal costs Aquiline would be entitled to in relation to the trial and the appeal. In the event that the legal costs that Aquiline may become entitled to are significant, the recoverability of the costs reflected as Navidad interest may be impaired. Such impairment may be material. However, at the current time, the Company is unable to determine with any degree of certainty what the final outcome of the appeal process may be, and if the Company is unsuccessful, what legal costs may be awarded to Aquiline by the court. Accordingly, the Company has not made any adjustments to the carrying value of the Navidad interest balance at December 31, 2006.

         The carrying value of the components of the Navidad interest balance will be reviewed in subsequent periods and adjusted if circumstances suggest that the full amount may not be recoverable and an appropriate amount expensed for impairment when such amounts can be reasonably determined.

         The Company expensed Navidad holding costs of $312,349 in the year ended December 31, 2006. These costs are comprised of:


         i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
         ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquline that would normally have been included in mineral properties and deferred costs.

         The Company expects to incur additional costs until the Aquiline litigation is settled.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


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

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the recoverability of the Navidad interest balance (see Note 2 above), the determination of environmental obligations, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated.

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2006 the Company does not have any asset retirement obligations.

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

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash, short-term investments, other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

         STOCK BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the option vesting period.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


4.       SHORT-TERM INVESTMENTS

         As at December 31, 2006 and 2005, the Company held short-term investments comprised of the following:
                                                   ----------------------------
                                                        DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
         12 month term deposit                       March 20,
            - 3.7% annual interest rate                2007             500,000

         12 month term deposit                      November 5,
            - 4.2% annual interest rate                2007           8,000,000
                                                                   ------------
                                                                      8,500,000
                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)





4.       SHORT-TERM INVESTMENTS (continued)
                                                   ----------------------------
                                                        DECEMBER 31, 2005
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
         12 month term deposit                     September 11,
            - 2.65% annual interest rate               2006           7,580,000
                                                                   ------------
                                                                      7,580,000
                                                                   ============

         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


5.       MARKETABLE SECURITIES

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                          QUOTED
                                                      RECORDED        MARKET          RECORDED        MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                         -               -          96,000         126,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                         -               -          90,000         144,000
                                                   ------------    ------------    ------------    ------------
                                                              -               -         186,000         270,000
                                                   ============    ============    ============    ============

         The Company acquired the marketable securities as a result of entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project for which the Company received common shares of publicly traded companies as partial consideration. These marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order (see Note 1 above). Accordingly, at December 31, 2006, the carrying value of these marketable securities has been reclassified as a component of the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value - 100,000,000 preferred shares without par value

                                                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2003                                                  36,381,452      27,707,597
         Private placement                                                            1,500,000       4,650,000
         Exercise of options                                                            441,650         597,910
         Exercise of agents' options                                                    121,820         184,838
         Contributed surplus reallocated on exercise of options                               -         226,630
         Exercise of warrants                                                         5,371,285       4,275,149
         Proceeds collected and paid on behalf of Golden Arrow shares                         -       (107,544)
         Less share issue costs                                                               -       (552,273)
                                                                                   ------------    ------------

         Balance, December 31, 2004                                                  43,816,207      36,982,307
         Private placement                                                            3,333,340      10,000,020
         Exercise of options                                                             10,000          31,000
         Exercise of agents' options                                                    168,000         546,000
         Contributed surplus reallocated on exercise of options                               -         131,270
         Exercise of warrants                                                         1,485,517       3,784,011
         Proceeds collected and paid on behalf of Golden Arrow shares                         -       (145,866)
         Less share issue costs                                                               -       (914,070)
                                                                                   ------------    ------------

         Balance, December 31, 2005                                                  48,813,064      50,414,672
         Private placement                                                            2,865,000      10,027,500
         Warrants valuation                                                                   -     (1,298,981)
         Exercise of options                                                            335,000         280,950
         Contributed surplus reallocated on exercise of options                               -          95,300
         Less share issue costs                                                               -       (854,714)
                                                                                   ------------    ------------
         Balance, December 31, 2006                                                  52,013,064      58,664,727
                                                                                   ============    ============


         (a) During fiscal 2006, the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agent's warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

                  The fair value of warrants and agent's warrants were as follows:

                  i) value assigned to 1,432,500 warrants was $1,186,053, net of share issue costs of $112,928

                  ii) value assigned to the 171,900 agent's warrant was $95,893, net of share issue costs of $14,271

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL (continued)

                  The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants were valued at $0.91 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 24 months. The agent's warrants were valued at $0.64 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 61% and expected life of 12 months. At December 31, 2006, no warrants or agent's warrants had been exercised.

         (b) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2006, no underwriter's warrants had been exercised.

         (c) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000 compensation options was exercised during 2005.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2006 were subject to a four month hold period and are exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is presented below:


                                          ---------------------    ---------------------    ----------------------
                                                   2006                     2005                      2004
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $

                  Balance,
                     Beginning of year       4,881,000    2.54        3,568,500    2.10        2,528,150     1.32
                  Granted                      273,000    3.21        1,360,000    3.74        1,512,000     3.14
                  Exercised                   (335,000)   0.84          (10,000)   3.10         (441,650)    1.14
                  Cancelled                   (195,000)   2.78          (37,500)   3.92          (30,000)    3.10
                                          ------------             ------------             ------------
                  Balance, end of year       4,624,000    2.69        4,881,000    2.54        3,568,500     2.10
                                          ============             ============             ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2006 are as follows:

                       NUMBER         EXERCISE PRICE          EXPIRY DATE
                                            $

                       119,000             0.50               May 2, 2007
                       115,000             0.50               September 23, 2007
                        25,000             0.84               March 7, 2008
                       300,000             0.90               May 30, 2008
                     1,170,000             1.87               August 27, 2008
                     1,372,000             3.10               March 24, 2009
                       865,000             4.16               March 16, 2010
                       385,000             2.92               November 16, 2010
                       273,000             3.21               June 22, 2011
                  ------------
                     4,624,000
                  ============

                  During fiscal 2006, the Company granted 273,000 stock options (2005 - 1,360,000; 2004 - 1,512,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                                      2006                    2005                   2004
                                                      ----                    ----                   ----

                  Risk-free interest rate             4.0%                3.3% - 3.7%                2.4%
                  Estimated volatility                70%                  70% - 77%                  77%
                  Expected life                    2.5 years               2.5 years               2.5 years
                  Expected dividend yield              0%                      0%                     0%

                  For  2006,   stock  based   compensation  of  $393,120  (2005:
                  $2,380,000;  2004: $1,972,860) was recorded by the Company, of
                  which  $393,120  (2005:   $1,800,000;   2004:  $1,972,860)  is
                  included in expenses and Nil (2005: $580,000; 2004: Nil) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $1.44 per share (2005 - $1.76; 2004 - $1.28). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                                         $

                  Balance, December 31, 2005                                                  -
                      Warrant valuation from private placement warrants granted       1,298,981
                      Warrant valuation from agent's warrants granted                   110,164
                      Warrant issue costs                                              (127,199)
                                                                                   ------------
                  Balance, December 31, 2006                                          1,281,946
                                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)





6.       SHARE CAPITAL (continued)

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2006            2005            2004

                  Balance, beginning of year          1,900,004       1,422,017       6,042,448
                  Issued                              1,604,400       1,984,004         810,909
                  Exercised                                   -     (1,485,517)      (5,371,285)
                  Cancelled                                   -               -         (38,955)
                  Expired                                     -        (20,500)         (21,100)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,504,404       1,900,004       1,422,017
                                                   =============   =============   ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2006 are as follows:

                        NUMBER         EXERCISE PRICE         EXPIRY DATE
                                             $
                       233,334              3.25              September 13, 2007
                     1,666,670              3.45              September 14, 2009
                       171,900              3.80              March 21, 2008
                     1,432,500              3.80              March 21, 2010
                  ------------
                     3,504,404
                  ============


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                                         $

         Balance, December 31, 2003                                                   1,541,116
             Contributed Surplus as a result of stock options granted                 1,972,860
             Contributed Surplus as a result of brokers' warrants granted               141,036
             Contributed Surplus reallocated on exercise of stock options              (226,630)
                                                                                   ------------
         Balance, December 31, 2004                                                   3,428,382
             Contributed Surplus as a result of stock options granted                 2,380,000
             Contributed Surplus as a result of brokers' warrants granted               177,333
             Contributed Surplus reallocated on exercise of stock options              (131,270)
                                                                                   ------------
         Balance, December 31, 2005                                                   5,854,445
             Contributed Surplus as a result of stock options granted                   393,120
             Contributed Surplus reallocated on exercise of stock options               (95,300)
                                                                                   ------------
         Balance, December 31, 2006                                                   6,152,265
                                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

8.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group Management Ltd. ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), Amera Resources Corporation ("Amera"), Gold Point Energy Corp. and Astral Mining Corporation, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2006, the Company incurred fees of $724,902 (2005 - $730,802) to the Grosso Group: $764,115 (2005 - $764,012) was
                  paid in twelve monthly payments and $39,213 (2005 - $33,210) is included in other receivables, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2005 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) During fiscal 2006, the Company paid $533,917 (2005 - $241,088; 2004 - $476,226) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (c) Prior to the signing of the Administration Services Agreement with the Grosso Group in 2005, the Company shared its office facilities with Amera and Golden Arrow. During fiscal 2005, the Company received $nil (2004 - $66,390) from Amera and $nil (2004 - $57,000l) from Golden Arrow for shared rent and administration costs.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 (previously $8,500) and to pay a bonus of $150,000. The total compensation paid to the President in 2006 was $350,667. This amount is included in the total amount paid to directors and officers discussed in Note 8(b) above.

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2006, the amount payable under the contract would be $1,211,500.

                  In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

         Other related party transactions are disclosed elsewhere in these consolidated financial statements. All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2006            2005            2004
                                                                         $               $               $

         Statutory tax rate                                              34.12%          34.12%          35.62%
                                                                   ============    ============    ============

         Loss for the year                                           (3,581,360)     (5,764,874)     (4,655,063)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory               (1,221,960)     (1,966,975)     (1,658,133)
              Canadian combined federal and provincial
                   income tax rates
         Differences in foreign tax rates                                  (526)              -        (114,390)
         Non-deductible differences                                     149,332         625,988               -
         Losses for which an income tax benefit
              has not been recognized                                   956,653       1,340,987       1,722,523
         Other                                                          116,501               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         The significant components of the Company's future tax assets are as follows:
                                                       2006            2005
                                                         $               $
         Future income tax assets
              Operating loss carryforward             4,950,897       4,709,496
              Share issue costs                         509,317         472,437
              Resource deductions                       306,710               -
              Other                                      45,442               -
                                                   ------------    ------------
                                                      5,812,366       5,181,933
         Valuation allowance for future tax assets   (5,812,366)     (5,181,933)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2006, as a result of the uncertainty regarding the status of the mineral properties balance (included in Navidad interest), the Company eliminated the future income tax liability of $1,760,110 that existed as of December 31, 2005 and made a corresponding adjustment to mineral properties. During the year ended December 31, 2005, the Company recorded an $875,017 increase to the future income tax liability and a corresponding adjustment to mineral properties.
                                                       2006            2005
                                                         $               $

         Future income tax liabilities                        -       1,760,110
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES (continued)

         The Company has Canadian capital loss carryforwards of $161,172 and non-capital loss carryforwards of $15,895,279 that may be available for tax purposes. The Company's capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

                          EXPIRY DATE                    $

                              2007                    1,261,932
                              2008                      841,160
                              2009                    1,317,729
                              2010                    1,545,964
                              2014                    2,752,324
                              2015                    4,709,088
                              2016                    3,467,379
                                                   ------------
                                                     15,895,279
                                                   ============


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2006 and 2005.

         The Company's total assets are segmented geographically as follows:

                                   --------------------------------------------
                                                 DECEMBER 31, 2006
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               9,217,352          79,273       9,296,625
         Navidad interest                     -      17,949,521      17,949,521
                                   ------------    ------------    ------------
                                      9,217,352      18,028,794      27,246,146
                                   ============    ============    ============

                                   --------------------------------------------
                                                 DECEMBER 31, 2005
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
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
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



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

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2006            2005            2004
                                                                         $               $               $
         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (3,581,360)     (5,764,874)     (4,655,063)
         Mineral properties and deferred costs for the year (i)      (4,491,524)     (8,480,509)     (5,212,625)
         Reversal of Future income tax liability (i)                          -         875,017         633,913
         Write down of marketable securities                                  -               -          99,762
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (8,072,884)    (13,370,366)     (9,134,013)
         Unrealized losses
              on available-for-sale securities (ii)                      (3,000)              -        (387,160)
                                                                   ------------    ------------    ------------
         Comprehensive loss (iii)                                    (8,075,884)    (13,370,366)     (9,521,173)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.16)          (0.29)          (0.22)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        51,263,575      46,197,029      40,939,580
                                                                   ============    ============    ============

                                                                       2006            2005
                                                                         $               $

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   27,009,534      20,761,073
         Mineral properties and deferred costs expensed (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                    (17,763,521)    (15,032,107)
         Reversal of Future income tax liability (i)                          -       1,760,110
         Accumulated other comprehensive income (ii)                     81,000          84,000
                                                                   ------------    ------------
         Balance per US GAAP                                          9,327,013       7,573,076
                                                                   ============    ============

                                                                       2006            2005
                                                                         $               $
         MINERAL PROPERTIES / NAVIDAD INTEREST

         Balance per Canadian GAAP                                   17,949,521      15,032,107
         Transfer of marketable securities (ii)                          81,000               -
         Mineral properties and deferred costs
              expensed under US GAAP (i)                            (17,763,521)    (15,032,107)
                                                                   ------------    ------------
         Balance per US GAAP                                            267,000               -
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2006            2005
                                                                         $               $

         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                                            -       1,760,110
         Reversal of Future income tax liability (i)                          -      (1,760,110)
                                                                   ------------    ------------
         Balance per US GAAP                                                  -               -
                                                                   ============    ============

                                                                       2006            2005            2004
                                                                         $               $               $
         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                                 (3,785,152)     (3,849,618)     (2,961,734)
         Mineral properties and deferred costs (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                     (4,491,524)     (7,025,492)     (4,578,712)
                                                                   ------------    ------------    ------------
         Cash used per US GAAP                                       (8,276,676)    (10,875,110)     (7,540,446)
                                                                   ============    ============    ============

                                                                       2006            2005            2004
                                                                         $               $               $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                                 (5,411,524)    (10,258,903)     (8,809,717)
         Mineral properties and deferred costs (i)
              (In 2006, classified as a component of Navidad
              interest - Note 2)                                      4,491,524       7,025,492       4,578,712
                                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP                           (920,000)     (3,233,411)     (4,231,005)
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

         ii)      Investments

                  For the 2005 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for
                  Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs. For the 2006 fiscal year, the Company's marketable securities were classified as available for sale investments under US GAAP until July 14, 2006, the date of the Navidad judgment (see Note 1 above). Subsequently, the marketable securities were transferred to the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         iv)      Spin-Off of Assets to Golden Arrow

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

         v)       Recent Accounting Pronouncements

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006. At present, the Company's most significant financial instruments are cash, short-term investments, other receivables and accounts payable. The Company will adopt this Handbook section in its fiscal 2007 year. The Company is currently reviewing the section to determine the potential impact, if any, on its consolidated financial statements.

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006.

                  The Company does not currently have any hedging relationships.

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

                  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

                  In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The Company is currently reviewing the provisions to determine the potential impact, if any, on its consolidated financial statements

                  FAIR VALUE MEASUREMENTS

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.


12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2006            2005            2004
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties                   -               -        (252,000)
              Acquisition of marketable securities                            -               -         252,000
              Expenditures on mineral properties and deferred costs           -        (580,000)              -
              Stock based compensation capitalized                            -         580,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                       2006            2005            2004
                                                                         $               $               $

         Financing activities
              Shares issue costs                                        (95,893)       (177,333)              -
              Warrant issue costs                                       (14,271)
              Warrants                                                  110,164
              Shares issued on exercise of options                       74,800               -         204,070
              Contributed surplus                                       (74,800)        177,333        (204,070)
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow, a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden
         Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad project and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii)     certain marketable securities at their recorded values; and
         iv)      cash

                  The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow during 2004 is as follows:

                                                                                       2004
                                                                                         $

                  Cash                                                                1,020,189
                  Marketable securities and other current assets and liabilities        548,841
                  Mineral properties and deferred cost and equipment                  6,874,960
                  Future income tax liabilities                                      (1,079,112)
                                                                                   ------------
                                                                                      7,364,878
                                                                                   ============

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

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

13.      SPIN-OFF OF ASSETS (continued)

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

         As a condition of the Reorganization, Golden Arrow became a party to the Aquiline litigation (see Notes 1 and 2 above). The Company provided Golden Arrow with an indemnification that will compensate for any payment or cost Golden Arrow might have to pay in the event of an award against the Company and/or Golden Arrow. Accordingly, no amounts related to this action have been accrued in these financial statements at December 31, 2006.