Form 20-F/A
period 2006-12-31
IMA EXPLORATION INC
filed 2007-05-15
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the period covered by the annual report.
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
Yes   X     No
    -----      -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


Large accelerated filer      Accelerated filer  X   Non-accelerated filer
                       ---                    ---                        ---


Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X         Item 18
        ------              -----

If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act) Yes     No X
                                                                ---    ---

                                EXPLANATORY NOTE



The registrant is filing this Amendment No. 1 to its annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on April 2, 2007 (the "original filing")) to reflect that the registrant is an "accelerated filer" as defined in Rule 12b-2 of the Exchange Act.



Accordingly, required disclosures appearing solely on the following pages have been amended:



Page 2 The registrant has indicated by check mark that it is an Accelerated Filer
Page 61 The registrant has deleted and replaced Item 15 in its entirety with the disclosures contained in Item 15T hereto.



In addition, the registrant has attached hereto the exhibits required as a result of this amendment, as set forth in Item 19 below. Except for these specific amendments, the registrant has not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. This amendment does not describe other information, events or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the registrant's fillings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment.

ITEM 15T. CONTROLS AND PROCEDURES



DISCLOSURE CONTROLS AND PROCEDURES



An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's Chief Executive
Officer, and Mr. Lang, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2006. Based upon that evaluation, Messrs. Grosso and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.



MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING



The Company's management, including Mr. Grosso, the Company's Chief Executive Officer, and Mr. Lang, the Company's Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) under the
Exchange Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and its board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.



The Company's management, (with the participation of Mr. Grosso, the Company's Chief Executive Officer, and Mr. Lang, the Company's Chief Financial Officer), conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of the Company's internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 and concluded that its internal control over financial reporting was effective as of December 31, 2006.



This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.



CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING



During the fiscal year ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 19.  EXHIBITS.

The following exhibits are filed in support of the statements contained herein and are in addition to those exhibits previously filed as Exhibits to the original filing with the Commission:

Exhibit
Number       Description

12.1         Certification of Joseph Grosso Pursuant to Rule 13a-14(a)

12.2         Certification of Arthur Lang Pursuant to Rule 13a-14(a)

13.1         Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350

13.2         Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       IMA EXPLORATION INC.



Dated:  MAY 15, 2007                   /s/ ARTHUR LANG
        --------------                 -----------------------------------------
                                       Arthur Lang,
                                       Chief Financial Officer, and Director