Form 20-F
IMA EXPLORATION INC
filed 2008-03-31
CIK 1102706

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
                                       or

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
                52,132,064 COMMON SHARES AS OF DECEMBER 31, 2007

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

CAUTIONARY NOTE TO UNITED STATES READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This form uses the terms "Measured," "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.


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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data and the information in the following table of IMA Exploration Inc. (the "Company") for the years ended December 31, 2007, 2006 and 2005 was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth and the information in the following table for the years ended December 31, 2004 and 2003 are derived from the Company's audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the 2007 consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and United States Generally Accepted Accounting Principles ("U.S. GAAP"), and their effect on the Company's financial statements.

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company considers that it has adequate resources to meet its commitments. The funds on hand and received in January and February 2008 will allow the company to acquire viable advance stage exploration assets. The Company may need to obtain additional financing or joint venture partners in order to initiate any such programs. See "Item 5. Operating and Financial Review and Prospects".


CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
--------------------------------------------------

                                                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------
                                                          2007         2006         2005         2004         2003
                                                  ----------------------------------------------------------------

Revenue                                                      -            -            -            -            -
General Corporate Expenditures                          (2,093)      (3,452)      (6,092)      (4,084)      (2,276)
General Exploration Expenditures                          (209)(a)     (499)(a)      (56)        (229)        (227)
Foreign Exchange Gain (Loss)                                (8)          (3)         233         (195)         (13)
Interest and Miscellaneous Income                        1,225          373          150          102           67
Provision for Marketable Securities                          -            -            -         (100)           -
Loss Allocated to Spin off Assets                            -            -            -         (131)        (969)
                                                  ----------------------------------------------------------------
Net Loss for the Year                                   (1,085)      (3,581)      (5,765)      (4,655)      (3,418)
                                                  ================================================================

Loss per Share from Continuing Operations                (0.02)       (0.07)       (0.12)       (0.11)       (0.08)
                                                  ================================================================

Loss per Share -Basic and Diluted                        (0.02)       (0.07)       (0.12)       (0.11)       (0.11)
                                                  ================================================================
Weighted Average Number of Shares Outstanding           52,100       51,264       46,197       40,939       32,252
                                                  ================================================================

Working Capital                                         26,019        9,060        7,489        5,053        4,747
Capital Assets                                               -            -            -           94           36
Mineral Properties                                           -            -       15,032        6,551        1,469
Navidad Interest                                             -       17,950            -            -            -
Spin-Off Assets                                              -            -            -            -        6,749
Long-Term Debt                                               -            -            -            -            -
Total Assets                                            26,124       27,246       23,498       12,222       13,419
Net Assets - Shareholder's Equity                       26,019       27,010       20,761       10,813       11,671


(a) The 2007 and 2006 General Exploration balance includes Navidad holding costs which are comprised of:
     i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;
     ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline that would normally have been included in mineral properties and deferred costs.

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
------------------------------------------------------------------

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):


                                                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------
                                                          2007         2006         2005         2004         2003
                                                  ----------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS

Loss for the year under Canadian GAAP                  $(1,085)     $(3,581)     $(5,765)     $(4,655)     $(3,418)

Mineral property and deferred exploration costs
for the year, net of reversal of future income
tax and write down of marketable securities                  -       (4,492)      (7,605)      (4,479)      (1,813)

Mineral property and deferred exploration costs
written off during the year which would have been
expensed in the year incurred                                -            -            -            -          777

Stock-based compensation                                     -            -            -            -         (144)

Realization of Navidad interest                         17,683            -            -            -            -
                                                  ----------------------------------------------------------------
Income (loss) for the year under US GAAP               $16,598      $(8,073)    $(13,370)     $(9,134)     $(4,598)

Unrealized (loss) gains on
available-for-sale securities                                -           (3)           -         (387)         434
                                                  ----------------------------------------------------------------

Comprehensive Income (loss) for the year               $16,598      $(8,076)    $(13,370)     $(9,521)     $(4,164)
                                                  ================================================================

Income (loss) per share under US GAAP                    $0.32       $(0.16)      $(0.29)      $(0.22)      $(0.14)
                                                  ================================================================

Diluted Income (loss) per share under US GAAP            $0.32       $(0.16)      $(0.29)      $(0.22)      $(0.14)
                                                  ================================================================

------------------------------------------------------------------------------------------------------------------
                                                          2007         2006         2005         2004         2003
                                                  ----------------------------------------------------------------
SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                              $26,019      $27,010      $20,761      $10,813      $11,671

Mineral property and deferred exploration costs
expensed net of reversal of future income tax                -      (17,764)     (13,272)      (5,666)      (6,884)

Accumulated other comprehensive income                       -           81           84           84          489
                                                  ----------------------------------------------------------------
Balance per US GAAP                                    $26,019       $9,327       $7,573       $5,231       $5,277
                                                  ================================================================

------------------------------------------------------------------------------------------------------------------
                                                          2007         2006         2005         2004         2003
                                                  ----------------------------------------------------------------

MINERAL PROPERTIES/NAVIDAD INTEREST

Balance per Canadian GAAP                              $18,500      $17,950      $15,032       $6,552       $8,214

Mineral property and deferred exploration costs
expensed net of reversal of future income tax                -      (17,750)     (15,032)      (6,552)      (8,214)

Transfer of marketable securities                            -           81            -            -            -
                                                  ----------------------------------------------------------------
Balance per US GAAP                                    $18,500         $267           $-           $-           $-
                                                  ================================================================


                                                                    (CDN$ IN 000, EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------
                                                          2007         2006         2005         2004         2003
                                                  ----------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES

Cash used per Canadian GAAP                            $(1,954)     $(3,785)     $(3,850)     $(2,962)     $(1,419)

Mineral properties and deferred costs                        -       (4,492)      (7,025)      (4,578)      (1,851)
                                                  ----------------------------------------------------------------
Cash used per US GAAP                                  $(1,954)     $(8,277)    $(10,875)     $(7,540)     $(3,270)
                                                  ================================================================

INVESTING ACTIVITIES

Cash used per Canadian GAAP                             $1,687      $(5,412)    $(10,259)     $(8,810)     $(1,873)

Mineral properties and deferred costs                        -        4,492        7,026        4,579        1,851
                                                  ----------------------------------------------------------------
Cash provided (used) per US GAAP                        $1,687        $(920)     $(3,233)     $(4,232)        $(22)
                                                  ================================================================

FINANCING ACTIVITIES

Cash provided per Canadian and US GAAP                    $ 60       $9,437      $13,478       $9,297       $6,278
                                                  ===============================================================

See Note 11 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on February 29, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 (US$1.00 =0.9999 CDN$).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended February 29, 2008.

        MONTH                             HIGH                    LOW

        September 2007                   0.9721                  0.9783
        October 2007                     1.0218                  1.0283
        November 2007                    1.0292                  1.0398
        December 2007                    0.9924                  1.0010
        January 2008                     0.9852                  0.9940
        February 2008                    0.9964                  1.0047

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

        PERIOD                                            AVERAGE

        January 1, 2003 - December 31, 2003                0.7206
        January 1, 2004 - December 31, 2004                0.7682
        January 1, 2005 - December 31, 2005                0.8254
        January 1, 2006 - December 31, 2006                0.8818
        January 1, 2007 - December 31, 2007                1.0740

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

TITLE TO PROPERTIES RISK: The validity of mining claims, which will constitute a significant portion of the Company's contemplated property holdings, is often uncertain and may be contested. Although the Company will attempt to acquire satisfactory title to undeveloped properties it acquires, the Company, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. Title to properties may be subject to litigation claims by others. The Company has no mineral properties as of the date of this filing.

LIQUIDITY AND CASH FLOW: As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. As at February 29, 2008 the Company had working capital of approximately $25,485,000. Management believes the Company has adequate resources to maintain its ongoing operations. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

EXPLORATION STAGE COMPANY: An investment in a natural resources company involves a high degree of risk. The degree of risk increases substantially where a company's properties are in the exploration stage.

ADDITIONAL FINANCING: The Company presently has sufficient financial resources to meet its commitments. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort. The Company may seek joint venture partners to provide funding for further work on any or all of those other properties. Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture. Any investments, strategic alliances or related efforts are accompanied by risks such as:

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

METAL PRICE RISK: The prices of metals greatly affect the value of the Company and the potential value of its potential properties and investments.

FINANCIAL MARKETS RISK: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

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

PROJECT DELAY RISK: The Company's minerals business will be subject to the risk of unanticipated delays in permitting its contemplated projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $1.20 to a low of $0.36 during the 12-month period ending December 31, 2007. There can be no assurance that continual fluctuations in price will not occur.

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

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations. The Company maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $450,000, with a $2,500 deductible. In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $2,000,000 for Tenants Legal Liability for any one leased premises, with a $500 deductible. The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

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

The foregoing descriptions of the Company's insurance policies do not purport to be complete and do not cover all of the exclusions to such policies.

MANAGEMENT: The Company is dependent on the services of Joseph Grosso, the President and a director of the Company. The loss of Mr. Grosso could have an adverse affect on the Company. Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). The Company has entered into a consulting agreement with Oxbow.

All of the Company's other officers are employed by Grosso Group Management Ltd. (the "Grosso Group"). See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest". The Company does not maintain "key-man" insurance in respect of any of its principals.

DEPENDENCE UPON OTHERS: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including: (i) the ability of the Company to acquire properties or projects of merit; (ii) the ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (iii) the ability to discover and produce minerals; (iv) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (v) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

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

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: Mineral exploration and mining activities in foreign jurisdictions may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in  regulations  or shifts in  political  conditions  are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The effect of all of these factors cannot be accurately predicted.

CURRENCY FLUCTUATIONS: The Company's operations make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company's financial position and results. Certain of the Company's expenses are denominated in U.S. dollars. As such, the Company's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company's operations and financial position. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company does not engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects".

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

The Company agreed to spend a minimum of $1,125,000 on its Valle de Cura properties out of the proceeds from the Barrick private placement. As of December 31, 2003 this requirement had been met. On December 15, 2003, Barrick served notice that it would not be exercising the option and the Company began pursuing other partners for the continued exploration of these drill ready projects.

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

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies. Under the reorganization, the Company's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the "Navidad Properties") continued to be owned by the Company, while the Company's non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the "Transferred Assets") were transferred to Golden Arrow Resources Corporation ("Golden Arrow"), a public company formed to effect the reorganization. The Company retained the Navidad project and focused on:

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

On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005, and ended on December 12, 2005. Additionally, as a condition of the reorganization, Golden Arrow became a party to the Aquiline action. The Company provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.

On July 14, 2006 the court released its judgment on the Aquiline claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order read in part:

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

On October 18, 2006, the Company and Aquiline reached a definitive agreement (the "Interim Agreement") for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties agreed that the transactions outlined in the Interim Agreement were in satisfaction of the Order referenced above. The principal terms and conditions of the Interim Agreement were as follows:

         (i) control of the Navidad Project was transferred to Aquiline in trust for the ultimately successful party in the appeal

         (ii) the Company and Aquiline agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions and

         (iii) in the event that the Company was unsuccessful on appeal, the Company was to be paid such $18,500,000 amount.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the Interim Agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007 the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. The Navidad property has been transferred to Aquiline.

The Company was paid $18,500,000 as consideration for these assets. The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380. The $11 million balance was received on February 11, 2008.

On February 29, 2008 IMA Holdings Inc. was wound up into IMA Exploration Inc.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $Nil and capital assets of $Nil, $2,731,414 and $Nil, $8,480,509 and $Nil for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. As at December 31, 2006, the Company's mineral properties and deferred costs had been reclassified as a component of the Navidad interest balance of $17,949,521, comprised of mineral properties and deferred costs of $17,949,521 and marketable securities of $186,000 which are subject to transfer to Aquiline under the terms of the Interim Agreement. As at December 31, 2007, the Navidad interest was increased to $18,500,000 as a result of a recovery of overhead costs that were previously expensed. The $18,500,000 was received subsequent to December 31, 2007.

PLANNED EXPLORATION EXPENDITURES AND PROPERTY PAYMENTS

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has $25 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2008 and beyond. The Company's reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. In the fall of 2007 Dr. Greg Myers was retained to assist the existing staff and management in this search. Management is very cognizant of the shareholders' expectations for the Company to return to active exploration and development. However, this is a process that cannot be rushed. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required.

The Company is well placed to apply strict criteria to its selection and given current market conditions expects to be presented with excellent opportunities for one or more acquisitions on which to act.

The Company considers that it has adequate resources to maintain its contemplated operations. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to identify and acquire future properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the Company being unable to identify and acquire future properties. See "Item 4. History and Development of the Company."

BUSINESS OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of the date of this annual report, the Company is an exploration stage company and has not generated any revenues from mining operations. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration and evaluation will be required before a final determination as to the economic and legal feasibility of any of the properties is determined.

GOVERNMENT REGULATIONS

The Company's operations are subject to certain governmental laws and regulations. See "Item 3. Key Information - Risk Factors - Foreign Countries and Regulatory Requirements", "Item 3. Key Information - Risk Factors - Impact of Government Regulations on the Company's Business" and "Item 3. Key Information - Risk Factors - Environmental Regulations."

ORGANIZATIONAL STRUCTURE

The Company has one direct wholly-owned subsidiary, IMA Latin America Inc. ("IMA Latin America"), a British Virgin Islands company.

IMA Latin America has one direct wholly-owned subsidiary, Punto Dorado SA, an Argentine company.

The Company's current corporate structure is depicted below. See "Item 4. Information on the Company - History and Development of the Company."

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                       ----------------------------------
                              IMA Exploration Inc.
                                    (CANADA)
                       ----------------------------------
                                       |
                                       |
                                       |
                                       |
                       ----------------------------------
                            IMA Latin America Inc.
                                     (BVI)
                       ----------------------------------
                                       |
                                       |
                                       |
                                       |
                       ----------------------------------
                                Punto Dorado S.A.
                                   (ARGENTINA)
                       ----------------------------------


PROPERTIES, PLANTS AND EQUIPMENT

The Company's principal business is the acquisition and exploration of mineral properties. As of the date of this annual report, the Company's has no mineral properties and the Company's operations are exploratory in nature. See "Item 4. History and Development of the Company."

PRINCIPAL PROPERTIES

ARGENTINEAN PROPERTIES

As described in "Item 4. History and Development of the Company," the Company no longer has an interest in its former Argentinean Properties. During the fiscal years ending December 31, 2007, 2006 and 2005 the Company had capitalized and expensed costs on all of its properties as follows:

                                                General             Aggregate
                                              Exploration             Amount
                          Amount              Expensed in         Written-off In
Fiscal Year Ending     Capitalized           Fiscal Year(a)         Fiscal Year
------------------     -----------           ------------         --------------

December 31, 2005      $15,032,107                $55,914              $ Nil
December 31, 2006      $17,763,521               $498,921              $ Nil
December 31, 2007      $         -               $209,255              $ Nil

(a) In fiscal 2007, this amount includes $109,666 (2006 - $312,349) in Navidad holding costs which is comprised of:
     (i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
     (ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline that would normally have been included in mineral properties and deferred costs.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

CRITICAL ACCOUNTING POLICIES

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2007 consolidated financial statements of the Company attached hereto. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

LEGAL PROCEEDINGS

On March 5, 2004, Aquiline, through its subsidiary, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005 and ended on December 12, 2005.

On July 14, 2006 the court released its judgment on the Aquiline claim. The Company was not successful in its defense and the court found in Aquiline's favour.

The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007 the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. As a result, the Navidad property has been transferred to Aquiline. See "Item 4. History and Development of the Company."

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

The Company's consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in
Note 11 of the consolidated financial statements of the Company included herein. The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years, as the Company has had no income or net sales revenue during such period.

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

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company's accounting policy under Canadian GAAP is to defer all direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. For US GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred, and reverses any associated future income tax liabilities. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value. At December 31, 2007 the Company recorded $18,500,000 as Navidad Interest receivable; this amount was received in January and February 2008. At December 31, 2006, the Company had capitalized $17,763,521 (2005 - $15,032,107) on its Argentine properties. In 2006 the Company's mineral properties and deferred costs balance was classified as a component of the Navidad interest balance.

During the year ended December 31, 2007, the Company issued 119,000 common shares on the exercise of options, warrants and agents warrants for $59,500. As of December 31, 2007, the Company had reserved 3,271,070 common shares (2006 - 3,504,404, 2005 - 1,900,004) for issuance upon the exercise of outstanding warrants.

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

Cash on hand and short-term investments at February 29, 2008 were approximately $25,560,000.

RESULTS OF OPERATIONS

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

For the year ended December 31, 2007, the Company reported a consolidated loss of $1,084,689 ($0.02 per share), a decrease of $2,496,671 from the loss of $3,581,360 ($0.07 per share) for the year ended December 31, 2006. The decrease in the loss in 2007, compared to the 2006 amount, can primarily be attributed to a $1,649,504 decrease in operating expenses and an increase of income $847,167 from other income items.

The Company's operating expenses for the year ended December 31, 2007 were $2,302,000, a decrease of $1,649,504 from $3,951,504 in 2006.

Professional fees decreased $101,823 to $1,022,321 in 2007, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action. The Company's 2007 legal fees primarily consist of costs related to the appeal to the British Columbia Court of Appeal in and the application of leave to appeal to the Supreme Court of Canada. In 2007 the Company recorded non-cash stock-based compensation of $34,421 compared to $393,120 in 2006, for stock options granted to its employees, consultants and directors.

Other notable changes in the operating expenses are:

(i) Administrative and management services decreased by $252,352 primarily as a result of decreased fees paid for the services of the president of the Company which included a bonus of $150,000 paid in 2006. See "Item
         7. Major Shareholders and Related Party Transactions - Related Party Transactions

(ii) Corporate development and investor relations decreased by $160,962 primarily as a result of the Company's termination of its third-party investor relation contracts in 2006 as well as decreased investor relations activity during the year.

(iii) General exploration decreased by $86,983, as the 2006 expenses included payments made to review properties.

(iv) Office and sundry increased by $56,307 as a result of increased insurance purchased during the year.

(v) Salaries decreased $408,193 to $244,337 in 2007 due to a decrease in activity levels and bonuses paid in 2006 totalling $100,000.

(vi) Travel and accommodation decreased $58,162 due to decreased activity during the year.

(vii) Navidad holding costs decreased $202,683 to $109,666. These are costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline. The Company expensed all Navidad related costs that would otherwise being capitalized from September 30, 2006. In 2006 the Company funded costs during the transfer of the Navidad project in October and November. As the full amount of the costs agreed to, between the Company and Aquiline, were received

         ($18,500,000) a recovery of overhead costs in the amount of $550,479 was recorded in 2007 representing the excess over the Navidad carrying costs.

In 2007 the Company recorded interest income of $675,156 compared to $373,009 in 2006. As a result of the transfer of $7.5 million amount of funds in trust on January 8, 2008 interest of $341,380 was recorded in 2007. A loss of $8,324 for foreign exchange was recorded in 2007 compared to loss of $2,865 in 2006.

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

The Company's operating expenses for the year ended December 31, 2006 were $3,951,504 a decrease of $2,196,370 from $6,148,234 in 2005.

Professional fees decreased $1,088,046 to $1,124,144 in 2006, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action during and preceding the initial trial in 2005. The Company's 2006 legal fees primarily consist of costs incurred in preparing and proceeding with the appeal of the Aquiline judgment and costs relating to the establishment of the Interim Agreement. In 2006 the Company recorded non-cash stock based compensation of $393,120 compared to $2,380,000 in 2005, for stock options granted to its employees, consultants and directors, of which $393,120 is included in expenses in 2006 compared to $1,800,000 in 2005. In 2006 $Nil compared to $580,000 in 2005 is included in capitalized mineral property expenditures.

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

(vi) Navidad holding costs of $312,349 were incurred in 2006 compared to $Nil in 2005 as a result of:
         i) costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
         ii) costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline that would normally have been included in mineral properties and deferred costs.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2007 was $183,628, a decrease of $207,792 from December 31, 2006. Short-term investments decreased $1,686,538 to $6,813,462 at December 31, 2007 from $8,500,000 at December 31, 2006. Total assets decreased to $26,124,490 at December 31, 2007 from $27,246,146 at December 31, 2006. This increase is mainly due to the increase in Navidad carrying value and in cash balance.

During fiscal 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. At December 31, 2007, no common share purchase warrants or agent's warrants had been exercised.

Stock options were exercised which resulted in cash proceeds of $59,500 during 2007. No warrants were exercised in 2007.

The Company has received $Nil from the exercise of options and warrants from January 1 to February 29, 2008. As at February 29, 2008, the Company had working capital of approximately $25,485,000.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. The Company will continue to rely on successfully completing additional equity financing to identify, acquire and conduct exploration and development of mineral exploration projects. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company's exploration programs.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2008 through December 31, 2008.


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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report are as follows:



---------------------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
NAME, AGE AND POSITION(1)                              FIVE YEARS                          DIRECTOR/OFFICER
---------------------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                             Director, President and CEO of the           Director, President and CEO since
President, Chief Executive                Company since February 1990.                 February 1990 to present.
Officer and Director
Age 70

---------------------------------------------------------------------------------------------------------------------------

ARTHUR LANG                               CFO of the Company since April 2,            Director,  Vice-President  and CFO
Chief Financial Officer,                  2004.  Consultant providing financial        since April 2004 to present.
and Director                              management  services to various              Corporate  Secretary from  August
Age 64                                    clients from 1999 to April 2004              2005 to December 2007.
                                          through Arthur G Lang Inc., a private
                                          BC company.

---------------------------------------------------------------------------------------------------------------------------
NIKOLAOS CACOS                            President, CEO and director of Amera         Vice President since June, 2005 to
Vice President                            Resources Corporation, a public              present.
Age 41                                    British Columbia company, since April        Corporate Secretary June 1998 to
                                          2000.                                        January 2005.

---------------------------------------------------------------------------------------------------------------------------

SEAN HURD                                 Corporate Communications Manager for         Vice President, Corporate
Vice President, Corporate                 the Grosso Group since 2005 and for          Communications since March 2005 to
Communications                            the Company from February 1999 to            present.
Age 41                                    present.                                     Director September 2000 to October
                                                                                       2004.

---------------------------------------------------------------------------------------------------------------------------

ROBERT STUART (TOOKIE) ANGUS              Independent Business Adviser to the          Director since May 2003 to present.
Director                                  mining industry since January 2006.
Age 59                                    Managing Director, Mergers and
                                          Acquisitions, Endeavour Financial
                                          Ltd., November 2003 to December  2005.
                                          Partner in law firm, Fasken Martineau
                                          DuMoulin LLP from February 2001 to
                                          October 2003.

---------------------------------------------------------------------------------------------------------------------------

DAVID TERRY                               Vice President for the Company from          Director since May 2004 to present.
Director, Vice President,                 June 2004 to present.  Vice President,       Vice President for the Company since
Exploration                               Exploration for the Grosso Group from        June 2004 to present.
Age 42                                    January 2005 to present. Regional
                                          geologist with the British Columbia
                                          Ministry of Energy and Mines in
                                          Cranbrook, British Columbia from May
                                          2001 to March 2004.

---------------------------------------------------------------------------------------------------------------------------

DAVID HORTON                              Senior Vice-President and Director of        Director since June 2004 to present.
Director                                  Canaccord Capital Corporation from
Age 71                                    1996 to present.

---------------------------------------------------------------------------------------------------------------------------

LEONARD HARRIS                            Retired Mining Consultant since 1995.        Director since August 2005 to
Director                                                                               present.
Age 80

---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION DURING PAST             PERIOD OF SERVICE AS A
NAME, AGE AND POSITION(1)                              FIVE YEARS                          DIRECTOR/OFFICER
---------------------------------------------------------------------------------------------------------------------------

CARLOS D'AMICO                            President of Desarrollo de Inversiones       President since May 2007 to present
President (of subsidiary)                 S. A. from November 2006 to present          of subsidiary.
Age 50                                    President of Punto Dorado S.A, .a
                                          subsidiary of the Company, from May
                                          2007 to present.  President from
                                          February 2005 and General Manager from
                                          2003 to November 2006 of Inversiones
                                          Mineras Argentinas S.A.

---------------------------------------------------------------------------------------------------------------------------

LINDA MCCLUSKY                            Corporate Secretary for Grosso Group         Corporate Secretary since December
Corporate Secretary                       companies since October 2005.  From          4, 2007.
Age 65                                    1999 to 2005, paralegal, Corporate
                                          Legal Department, Imperial Parking
                                          Canada Corporation.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:


-------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                NAME OF COMPANY                         POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------

Arthur Lang                     Golden Arrow Resources Corporation      Director, CFO ,VP     Jul/04 to present
                                Amera Resources Corporation             CFO                   Mar/05 to present
                                Astral Mining Corporation               CFO                   Feb/07 to present
                                Blue Sky Uranium Corp.                  CFO                   Mar/07 to present
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR                NAME OF COMPANY                         POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------

Joseph Grosso                   Amera Resources Corporation             Chairman/Director     Feb/04 to present
                                Golden Arrow Resources Corporation      Chairman/President/   Jul/04tto present
                                                                        CEO/Director
-------------------------------------------------------------------------------------------------------------------

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

David Terry                     Amera Resources Corporation             Director              Dec/07 to present
                                                                        VP, Exploration       Mar/04 to Dec/07
                                Golden Arrow Resources Corporation      Director &            Jul/04 to present
                                                                        VP Exploration
                                Astral Mining Corporation               Director              Mar/05 to present
-------------------------------------------------------------------------------------------------------------------

David Horton                    Golden Arrow Resources Corporation      Director              July/04 to present
-------------------------------------------------------------------------------------------------------------------

Leonard Harris                  Solitario Resources Corp.               Director              Jun/98 to present
                                Cardero Resource Corp.                  Director              Feb/00 to present
                                Canarc Resource Corp.                   Director              Jun/01 to present
                                Sulliden Exploration Inc.               Director              Sep/03 to present
                                Endeavour Silver Corp.                  Director              Jul/03 to present
                                Alamos Gold Inc.                        Director              Nov/03 to present
                                Morgain Minerals Inc.                   Director              Jun/04 to present
                                Indico Technologies Ltd.                Director              Apr/06 to present
                                Golden Arrow Resources Corp.            Director              Jan/08 to present
-------------------------------------------------------------------------------------------------------------------

Jerry Minni                     Raytec Development Corp.                Director & CEO        Feb/92 to present
                                Mantra Mining Inc.                      Director & CEO        Jul/98 to present
                                Avantec Technologies Inc.               Director              Jun/99 to present
                                Amera Resources Corporation             Director              Nov/02 to present
                                Weststar Resources Ltd.                 Director & CFO        Jun/05 to present
-------------------------------------------------------------------------------------------------------------------


COMPENSATION

During the fiscal year ended December 31, 2007, the directors and officers of the Company, as a group, had received or charged the Company a total of $353,283 (2006-$533,917; 2005-$241,088 ) for services rendered by the directors and officers or companies owned by the individuals.

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

During the year ended  December  31, 2007,  the Company had two Named  Executive
Officers: Joseph Grosso, President and Chief Executive Officer and Arthur Lang, Chief Financial Officer (the "Named Executive Officers"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2005 , 2006 and 2007.



                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP        COMPEN-
PRINCIPAL POSITION     YEAR(1)     SALARY      BONUS     SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
                                     ($)        ($)        ($)          (#)(2)           (#)          ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Joseph Grosso(3)        2007      $250,000       Nil       Nil            Nil            Nil           Nil         Nil
President and           2006      $200,667    $150,000     Nil         48,000            Nil           Nil         Nil
Chief Executive         2005      $102,000       Nil       Nil        150,000            Nil           Nil         Nil
Officer
------------------      ----      ------------------------------    ----------------------------    -------    ---------

Arthur Lang, Chief      2007      $59,834(4)     Nil       Nil            Nil            Nil           Nil         Nil
Financial Officer       2006      $59,400(5)   $50,000     Nil         35,000            Nil           Nil         Nil
                        2005      $68,927(6)     Nil       Nil        100,000            Nil           Nil         Nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------


(1)  Fiscal years ended December 31, 2007, 2006 and 2005.
(2)  See "Options and Stock Appreciation Rights".
(3) See the description of termination payment provisions in the agreement with Oxbow International Marketing Corp. dated July 1, 1999 for Mr. Grosso in "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."
(4) During the year ended December 31, 2007 Mr. Lang's total compensation from the Grosso Group was $150,000, of which $59,834 was allocated to the Company as part of the Grosso Group fees for the year.
(5) During the year ended December 31, 2006 Mr. Lang's total compensation from the Grosso Group was $134,000, of which $59,400 was allocated to the Company as part of the Grosso Group fees for the year. Additionally, during the year ended December 31, 2006 a bonus of $50,000 was paid to Mr. Lang directly by the Company.
(6) During the year ended December 31, 2005 Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year.

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

OPTION GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the Named Executive Officers of the
Company:

-------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                        % of Total Options                      of Securities
                     Securities Under       Granted in        Exercise or     Underlying Options
Name                 Options Granted     Financial Year(1)   Base Price(2)    on Date of Grant      Expiration Date
                           (#)                                ($/Security)       ($/Security)
-------------------------------------------------------------------------------------------------------------------

Joseph Grosso              nil                  n/a               n/a                 n/a                 n/a
-------------------------------------------------------------------------------------------------------------------
Arthur Lang                nil                  n/a               n/a                 n/a                 n/a
-------------------------------------------------------------------------------------------------------------------

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

AGGREGATED OPTION EXERCISES AND OPTION VALUES

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:


---------------------------------------------------------------------------------------------------------------------
                                                                                               Value of Unexercised
                         Securities                               Unexercised Options         In-the-Money Options
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized(2)      Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)
---------------------------------------------------------------------------------------------------------------------


Joseph Grosso                Nil                  Nil                 548,000 / Nil                    $0 / N/A
---------------------------------------------------------------------------------------------------------------------

Arthur Lang                  Nil                  Nil                 185,000 / Nil                    $0 / N/A
---------------------------------------------------------------------------------------------------------------------

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

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2007 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2007, the Company paid directly $250,000 and indirectly $84,413 (as part of the allocated Grosso Group monthly fees) to its directors who are not Named

Executive Officers, as a group, for salaries and professional services rendered. See also "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

-------------------------------------------------------------------------------------------------------------------
                                              % of Total                        Market Value
                           Securities      Options Granted                      of Securities
                         Under Options            in           Exercise or    Underlying Options
Name                       Granted(1)     Financial Year(2)   Base Price(3)   on Date of Grant      Expiration Date
                              (#)                (%)          ($/Security)       ($/Security)
-------------------------------------------------------------------------------------------------------------------

Directors as a group          Nil                 Nil               N/A                N/A                N/A
who are not Named
Executive Officers
-------------------------------------------------------------------------------------------------------------------

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

Aggregated Option Exercises and Option Values

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive
Officers:


----------------------------------------------------------------------------------------------------------------------
                                                                                               Value of Unexercised
                         Securities                               Unexercised Options        In-the-Money Options at
Name                     Acquired on        Aggregate Value         at Fiscal Year-End          Fiscal Year-End(2)
                         Exercise(1)           Realized         Exercisable/Unexercisable    Exercisable/Unexercisable
                             (#)                  ($)                      (#)                         ($)
----------------------------------------------------------------------------------------------------------------------

Directors, as a              Nil                  Nil                 865,000 / N/A                   $0 / N/A
group, who are not
Named Executive
Officers
----------------------------------------------------------------------------------------------------------------------

(1)  All options are exercisable to acquire the Company Common Shares.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years other than as disclosed herein.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Pursuant to the terms of an Administration Services Agreement, the Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera Resources Corporation ("Amera"), Astral Mining Corporation ("Astral"), Gold Point Energy Corp. ("GPE") and Blue Sky Uranium Corp. ("Blue Sky"), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006: $724,902; 2005: $730,802) to the Grosso Group:
$330,305 (2006:  $764,115;  2006: $764,012 ) was paid in twelve monthly payments and  $18,838  (2006:  $39,213  included  in amounts  receivable;  2005:  $33,210 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2006: $205,000; 2005: $205,000) deposit to the
Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. Effective February 29, 2008, GPE withdrew from Grosso Group.

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

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina, Colombia and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of February 29, 2008, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Manfred Kurschner and Sean Hurd. Messrs. Lang and Grosso are officers and directors of the Company. Mr. Lang is also an officer and director of Golden Arrow and an officer of Amera, Blue Sky and Astral. Mr. Grosso is also an officer and director of Golden Arrow and of Amera. Mr. Cacos is an officer of the Company and is also a director and officer of Golden Arrow and Amera and a director of Blue Sky. Mr. Kurschner is an officer and director of Astral and a director of Golden Arrow. Mr. Hurd is an officer of the Company and President and Director of Blue Sky.

Each of the public company shareholders of the Grosso Group has its own separate board of directors (whose members may include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

The Board of Directors of the Company approved the Administration Services Agreement.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

JOSEPH GROSSO

The Company is party to an agreement with Oxbow, effective as of July 1, 1999, subsequently amended on May 1, 2006, pursuant to which Mr. Grosso provides executive services as President and Chief Executive Officer of the Company. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000. During the fiscal year ended December 31, 2007, Oxbow was paid $250,000 (2006 - $350,667).

Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso's death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500.

In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the

Company's Board of Directors, (iii) three years of Mr. Grosso's monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

NIKOLAOS CACOS

As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group. During the year ended December 31, 2007, Mr. Cacos's total compensation from the Grosso Group was $22,500 (2006 - $22,500, 2005 - $22,500), of which $938 was allocated to the Company (2006 - $9,225, 2005
- $14,862) as part of the Grosso Group fees for the year.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

SEAN HURD

As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group. During the year ended December 31, 2007, Mr. Hurd's total compensation from the Grosso Group was $120,000 (2006 - $112,000, 2005 - $96,000), of which $25,497 was allocated to the Company (2006 - $45,920,
2005 - $72,216) as part of the Grosso Group fees for the year.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

ARTHUR LANG

As of January 2005, Mr. Lang provides executive services to the Company as an employee of the Grosso Group in January 2005. Effective May 1, 2005 Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006 the Board accepted the recommendation from the
Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2007, Mr. Lang's total compensation from the Grosso Group was $150,000 of which $59,834 was allocated to the Company as part of the Grosso Group fees and $Nil was paid directly as a bonus.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

DAVID TERRY

As of January 1, 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry's total compensation from the Company was $107,400 of which $57,400 was allocated to the Company as part of the Grosso Group fees and $50,000 was paid directly as a bonus. On July 9, 2007 the Grosso Group increased Mr. Terry's monthly fee to $16,667 ($200,000 annually) effective July 1, 2007. During the year ended December 31, 2007, Mr. Terry's total compensation from the Grosso Group was $175,000 of which $24,579 was allocated to the Company as part of the Grosso Group fees.

See ""Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

LINDA MCCLUSKY

Mrs. Linda McClusky provides executive services to the Company as an employee of the Grosso Group. Mrs. McClusky was appointed Corporate Secretary effective December 4, 2007. During the year ended December 31, 2007 Mrs. McClusky's total compensation from the Grosso Group was $67,000 of which $18,358 was allocated to the Company as part of the Grosso Group fees.

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

AUDIT COMMITTEE

                               TERMS OF REFERENCE
                                     FOR THE
                                 AUDIT COMMITTEE
General

The Company's Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates. As of the date of this report, Messrs. Horton, Angus, Minni are members of the Audit Committee. The Board of Directors of the Company, after each annual shareholder's meeting must appoint or re-appoint an audit committee.

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

The Audit Committee's Charter is attached hereto as Exhibit 4.72.

EMPLOYEES

As of December 31, 2007, the Company uses the services of the Grosso Group, which had 23 full-time employees and 2 part-time employees. The Company also has two part-time employees in Argentina and Joseph Grosso through the contract with Oxbow. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts". Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

As of February 29, 2008, the Company had 52,132,064 shares outstanding. The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee's percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of February 29, 2008.


--------------------------------------------------------------------------------------------------------------------
TITLE OF CLASS       NAME                                               SHARES AND RIGHTS      PERCENT OF CLASS(1)
                                                                      BENEFICIALLY OWNED OR
                                                                          CONTROLLED (1)
--------------------------------------------------------------------------------------------------------------------


Common Stock         Joseph Grosso                                         1,744,667(2)               3.3%
Common Stock         Nikolaos Cacos                                          188,151(3)               0.4%
Common Stock         Sean Hurd                                               310,000(4)               0.6%
Common Stock         Gerald Carlson (former director)                        252,500(5)               0.6%
Common Stock         David Terry                                             222,000(6)               0.4%
Common Stock         Chet Idziszek                                           245,000(7)               0.5%
Common Stock         Robert Stuart (Tookie) Angus                            260,000(8)               0.5%
Common Stock         Arthur Lang                                             195,000(9)               0.4%
Common Stock         David Horton                                            160,300(10)              0.3%
Common Stock         Leonard Harris                                          105,000(11)              0.2%
--------------------------------------------------------------------------------------------------------------------

Common Stock         Officers and Directors (as a group, 10 persons)       3,682,618(12)              7.6%
--------------------------------------------------------------------------------------------------------------------

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 52,132,064 shares of common stock outstanding as February 29, 2008.
(2) Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso's wife) and Mr. Grosso's private companies:
     (a)  703,219 shares held by Mr. Grosso;
     (b)  348,448 shares held by Oxbow (50%);
     (c)  75,000 Options held by Mr. Grosso's wife (50%)
     (d) 548,000 Options held by Mr. Grosso to acquire 548,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."; and
     (e)  70,000 shares held in Mr. Grosso's RRSP account.

(3) Includes 13,151 shares held by Mr. Cacos and 175,000 options held by Mr. Cacos to acquire an additional 175,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(4) Includes 310,000 options held by Mr. Hurd to acquire an additional 310,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(5) Includes 50,000 shares held by Mr. Carlson and 47,500 shares held by KGE Management Ltd., a private company owned by Mr. Carlson and options held by Mr. Carlson to acquire an additional 155,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(6) Includes 22,000 shares held by Mr. Terry and options held by Mr. Terry to acquire an additional 200,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(7) Mr. Idziszek holds 245,000 options to acquire 245,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(8) 260,000 options held by Mr. Angus to acquire 260,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(9) Includes 10,000 shares and 185,000 options held by Mr. Lang to acquire 185,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(10) Includes 200 shares and 160,000 options held by Mr. Horton to acquire 160,000 shares. Mr. Horton also holds 100 Warrants to acquire an additional 100 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(11) Includes 5,000 shares and options held by Mr. Harris to acquire 100,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

(12) Includes the shares, options, and warrants set forth in footnotes 2 through 11 above. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."
(13) Effective March 19, 2008 Mr. Idziszek tendered his resignation as a director.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of February 29, 2008, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 7,834,404 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants currently outstanding and agreements.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004, June 23, 2005, June 14, 2006 and December 4, 2007,
respectively, the shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of IMA available for issuance. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's Board of Directors or by the Compensation Committee of the Company's Board of Directors consisting of not less than two of its members. The Stock Option Plan is currently administered by the Compensation Committee.

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

Options granted under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX-V, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

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

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Compensation Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Compensation Committee determines to be appropriate and equitable under the circumstances, unless the Compensation Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX-V requires all TSX-V listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of February 29, 2007, the Company has issued 4,330,000 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


N. Cacos                  Officer                       110,000        $3.10      Mar. 24/09          $3.10
                                                         50,000        $4.16      Mar. 16/10          $4.16
                                                         15,000        $2.92      Nov. 16/10          $2.92

J. Grosso                 Director                      200,000        $1.87      Aug. 27/08          $1.87
                                                        150,000        $3.10      Mar. 24/09          $3.10
                                                        150,000        $4.16      Mar. 16/10          $4.16
                                                         48,000        $3.21      Jun. 22/11          $3.21

S. Hurd                   Officer                       100,000        $1.87      Aug. 27/08          $1.87
                                                        130,000        $3.10      Mar. 24/09          $3.10
                                                         60,000        $4.16      Mar. 16/10          $4.16
                                                         20,000        $2.92      Nov. 16/10          $2.92

G. Carlson                Former Director                50,000        $1.87      Aug. 27/08          $1.87
                                                         85,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16

N. DeMare                 Consultant                     50,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


E. Grosso(2)              Consultant                     75,000        $3.10      Mar. 24/09          $3.10

K. Patterson              Consultant                     25,000        $3.10      Mar. 24/09          $3.10
                                                         25,000        $2.92      Nov. 16/10          $2.92

D. Terry                  Director                       50,000        $3.1 0     Mar. 24/09          $3.10
                                                         80,000        $4.16      Mar. 16/10          $4.16
                                                         70,000        $2.92      Nov. 16/10          $2.92

C. Idziszek               Director                      150,000        $0.90      May 30/08           $0.90
                                                         75,000        $3.10      Mar. 24/09          $3.10
                                                         20,000        $4.16      Mar. 16/10          $4.16

W. Lee(3)                 Consultant                     75,000        $1.87      Aug. 27/08          $1.87
                                                         30,000        $3.10      Mar. 24/09          $3.10

R. Angus                  Director                      150,000        $0.90      May 30/08           $0.90
                                                         40,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
                                                         40,000        $3.21      Jun. 22/11          $3.21

D. Dorval                 Consultant                     60,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16

J. Denee                  Consultant                     10,000        $3.10      Mar. 24/09          $3.10
                                                          5,000        $4.16      Mar. 16/10          $4.16

C. Sandoval               Consultant                     10,000        $3.10      Mar. 24/09          $3.10
                                                         15,000        $4.16      Mar. 16/10          $4.16
                                                          5,000        $3.21      Jun. 22/11          $3.21

C. D'Amico(5)             Director (of                  220,000        $1.87      Aug. 27/08          $1.87
                          subsidiary-exempted            75,000        $3.10      Mar. 24/09          $3.10
                          from reporting)

C. Timossi                Consultant                     75,000        $3.10      Mar. 24/09          $3.10

S. Phillips               Consultant                    300,000        $1.87      Aug. 27/08          $1.87
                                                         50,000        $3.10      Mar. 24/09          $3.10

J. Faccin                 Consultant                     10,000        $3.10      Mar. 24/09          $3.10

M. De Simone              Director (of                   80,000        $3.10      Mar. 24/09          $3.10
                          subsidiary-exempted
                          from reporting)

D. Horton                 Director                      100,000        $3.10      Mar. 24/09          $3.10
                                                         30,000        $4.16      Mar. 16/10          $4.16
                                                         30,000        $3.21      Jun. 22/11          $3.21

A. Lang                   Director                       50,000        $3.10      Mar. 24/09          $3.10
                                                         75,000        $4.16      Mar. 16/10          $4.16
                                                         25,000        $2.92      Nov. 16/10          $2.92
                                                         35,000        $3.21      Jun. 22/11          $3.21

G. James                  Consultant                      7,000        $3.10      Mar. 24/09          $3.10

A. Colucci                Consultant                    120,000        $1.87      Aug. 27/08          $1.87


----------------------------------------------------------------------------------------------------------------
                                                                                                 MARKET VALUE ON
                            NATURE                      NUMBER       EXERCISE     EXPIRATION       DATE OF GRANT
OPTIONEE                  OF OPTION(1)                OF SHARES        PRICE         DATE          OR REPRICING
----------------------------------------------------------------------------------------------------------------


P. Hedblom                Consultant                     30,000        $1.87      Aug. 27/08          $1.87
                                                         20,000        $2.92      Nov. 16/10          $2.92

J. Wong                   Consultant                     25,000        $1.87      Aug. 27/08          $1.87

F. Riedl                  Consultant                     30,000        $4.16      Mar. 16/10          $4.16

A. Baertl                 Consultant                    150,000        $4.16      Mar. 16/10          $4.16
                                                        150,000        $2.92      Nov. 16/10          $2.92

I. Thomson                Consultant                     10,000        $4.16      Mar. 16/10          $4.16

L. Harris                 Director                       50,000        $2.92      Nov. 16/10          $2.92
                                                         50,000        $3.21      Jun. 22/11          $3.21

C. Smyth                  Consultant                      5,000        $2.92      Nov. 16/10          $2.92

L. McClusky               Officer                        10,000        $3.21      Jun. 22/11          $3.21

B. Dubowska               Consultant                      5,000        $3.21      Jun. 22/11          $3.21

G. Myers                  Consultant                    100,000        $0.47      Oct. 23/12          $0.47
----------------------------------------------------------------------------------------------------------------
TOTAL                                                 4,330,000
                                                      =========
----------------------------------------------------------------------------------------------------------------

Officers and directors, as a group (10 persons)(4)    2,193,000
                                                      =========

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

WARRANTS AND OTHER COMMITMENTS

As of February 29, 2008, there were 3,271,070 non-transferable common share purchase warrants exercisable.


As of February 29, 2008, the Company's officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, held 100 warrants to purchase the Company's common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, the following table sets forth certain information regarding ownership of the Company's common shares by the Company's major shareholders as of February 29, 2008.


-----------------------------------------------------------------------------------------------------------------
                                                                  Shares and Rights
                                                                    Beneficially
 Title of Class    Name and Address of Owner                    Owned or Controlled (1)       Percent of Class (1)
-----------------------------------------------------------------------------------------------------------------

     Common        Exploration Capital Partners 2006                  5,000,000                      9.6%
      Stock        Limited Partnership (2)
                   7770 El Camino Real
                   Carlsbad, California 92009
                   Citizenship: California
-----------------------------------------------------------------------------------------------------------------

                   Resource Investment Management                     5,000,000                      9.6%
                   Corporation (2)
                   7770 El Camino Real
                   Carlsbad, California 92009
                   Citizenship: California
-----------------------------------------------------------------------------------------------------------------

                   Rule Family Trust udt 12/17/98 (2)                 5,000,000                      9.6%
                   7770 El Camino Real
                   Carlsbad, California 92009
                   Citizenship: California
-----------------------------------------------------------------------------------------------------------------

                   Arthur Richards Rule (2)                           5,000,000                      9.6%
                   7770 El Camino Real
                   Carlsbad, California 92009
                   Citizenship: California
-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from February 29, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 52,132,064 shares of common stock outstanding as of February 29, 2008.
(2) These shares are held by affiliated entities as follows: (i) by Exploration Capital Partners 2006 Limited Partnership, as the direct beneficial owner of 5,000,000 Common Shares of the Issuer; (ii) by Resource Investment Management Corporation by virtue of its position as General Partner of Exploration Capital Partners 2006 Limited Partnership; (iii) by the Rule Family Trust udt 12/17/98 by virtue of its indirect ownership and control of Exploration Capital Partners 2006 Limited Partnership (as owner of 100% of Resource Investment Management Corporation); and (iv) by Arthur Richards Rule by virtue of his positions with Resource Investment Management Corporation and ownership interest in the Rule Family Trust udt 12/17/98. Mr. Rule is President and a Director of RIMC and, with his wife, is co-Trustee of the Rule Family Trust udt 12/17/98, which owns 100% of Resource Investment Management Corporation.

CHANGES IN OWNERSHIP BY MAJOR SHAREHOLDERS

To the best of the Company's knowledge there have been no changes in the ownership of the Company's shares other than disclosed herein.

SHARES HELD IN THE UNITED STATES

As of February 29, 2008, there were approximately 189 registered holders of the Company's shares in the United States, with combined holdings of 7,354,240 shares (14.14% of the Company's 52,013,065 outstanding shares at February 29, 2008).

CHANGE OF CONTROL

As of February 29, 2008, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

CONTROL BY OTHERS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2007 through February 29, 2008, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     1. The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera, Astral, GPE and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006:
         $724,902;   2005:  $730,802)  to  the  Grosso  Group:  $330,305  (2006:
         $764,115; 2006: $764,012 ) was paid in twelve monthly payments and $18,838 (2006: $39,213 included in amounts receivable; 2005: $33,210 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2006: $205,000; 2005: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. Effective February 29, 2008, GPE withdrew from Grosso Group. The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts".

     2. The Company is party to an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides executive services to the Company. During the fiscal year ended December 31, 2007, Oxbow was paid $250,000 (2006 - $350,667, 2005 - $102,000). See
         "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts".

     3. On July 7, 2004, the Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

     4. The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 and 2006, the balance of the existing lease term, and recovered the 2006 and 2005 rent it had paid Effective January 1,

         2007 Beauregard and Grosso Group executed a lease for the office premises. During the fiscal years ended December 31, 2006 and 2005, the Company paid rent to Beauregard in the amount of $141,203 and $128,722, respectively. During the year ended December 31, 2007, the Company's rent allocated from the Grosso Group was $32,966. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

     5.  As of January  2005,  Mr.  Terry  provides  executive  services  to the
         Company as a consultant of the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry's total compensation from the Grosso Group was
         $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $16,667 ($200,000 annually) effective July 1, 2007. During the year ended December 31, 2007, Mr. Terry's total compensation from the Grosso Group was $175,000, of which $24,579 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     6. As of January 2005, Mr. Lang provides executive services to the Company as an employee of the Grosso Group. Effective May 1, 2005, Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006, the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Lang's total compensation from the Grosso Group was $134,000, of which $54,940 was allocated to the Company. During the year ended December 31, 2007, Mr. Lang's total compensation from the Grosso Group was $151,000 of which $59,834 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     7. As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group. During the year ended December 31, 2007, Mr. Cacos's total compensation from the Grosso Group was $22,500 (2006 - $22,500, 2005 - $22,500), of which $938 was allocated to the Company (2006 - $9,225, 2005 - $14,862) as part of the Grosso Group fees for the year. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     8. As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group. During the year ended December 31, 2007, Mr. Hurd's total compensation from the Grosso Group was $120,000 (2006 - $112,000, 2005 - $96,000), of which $25,497 was allocated to the Company (2006 - $45,920, 2005 - $72,216) as part of the Grosso Group fees for the year. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     9. On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. In 2007, the Company paid RSA $66,050 (2006 - $68,350). This agreement was terminated by mutual agreement, effective December 31, 2007.

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

DESCRIPTION                                                              PAGE
-----------                                                           ----------
Consolidated Financial Statements for the Years Ended
     December 31, 2007, 2006 and 2005.                                F-1 - F-27

SIGNIFICANT CHANGES

There are no significant changes to report between the year ended December 31, 2007 and the date of this annual report.

LEGAL PROCEEDINGS

There are no legal proceedings as at February 29, 2008.

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

The following table lists the volume of trading and high and low sales prices on the TSX-V (or predecessor), for shares of the Company's common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2007 through February 2008.

          TSX VENTURE EXCHANGE (OR PREDECESSOR) STOCK TRADING ACTIVITY



                                                            SALES PRICE
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2007            39,182,400                $1.20           $0.355
December 31, 2006            52,243,300                $3.96           $0.49
December 31, 2005            18,584,000                $4.45           $2.56
December 31, 2004            37,199,200                $4.80           $1.73
December 31, 2003            50,625,400                $2.54           $0.49

                                                            SALES PRICE
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

December 31, 2007             3,506,800                $0.60           $0.39
September 30, 2007            5,725,900                $0.51           $0.42
June 30, 2007                25,684,600                $1.20           $.355
March 31, 2007                4,265,100                $0.95           $0.57
December 31, 2006            15,052,600                $0.66           $0.49
September 30, 2006           22,456,700                $3.49           $0.50
June 30, 2006                 5,606,400                $3.75           $2.86
March 31, 2006                9,127,600                $3.96           $2.84


                                                            SALES PRICE
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 29, 2008             1,801,100                $0.45           $0.365
January 31, 2008              2,305,700                $0.425          $0.37
December 31, 2007             1,696,600                $0.51           $0.39
November 30, 2007               818,400                $0.55           $0.45
October 31, 2007                991,800                $0.60           $0.43
September 30, 2007              866,800                $0.485          $0.43


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

                                                         SALES PRICE (US$)
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

December 31, 2007            18,219,300                $1.30           $0.25
December 31, 2006            26,580,100                $3.48           $0.43
December 31, 2005            13,245,000                $3.68           $2.00
December 31, 2004            20,134,200                $4.05           $1.31
December 31, 2003             6,974,500                $1.89           $0.36


                                                         SALES PRICE (US$)
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

December 31, 2007             2,080,100                $0.62           $0.25
September 30, 2007            2,863,800                $0.52           $0.38
June 30, 2007                 9,374,600                $1.30           $0.31
March 31, 2007                3,900,800                $.83            $0.48
December 31, 2006             4,592,600                $0.59           $0.43
September 30, 2006            9,104,900                $3.10           $0.44
June 30, 2006                 5,606,700                $3.44           $2.57
March 31, 2006                7,275,900                $3.48           $2.43


                                                         SALES PRICE (US$)
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

February 29, 2008             1,158,000                $0.45           $0.36
January 31, 2008                787,100                $0.44           $0.31
December 31, 2007               710,900                $0.50           $0.25
November 30, 2007               447,800                $0.58           $0.44
October 31, 2007                921,400                $0.62           $0.42
September 30, 2007              648,000                $0.48           $0.40

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

The Company's objects and purposes are not set forth in or prescribed by its Articles or Memorandum. The Company is in the business of the acquisition, exploration and development of mineral properties.

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

COMMON SHARES

A total of 52,132,064 common shares were issued and outstanding as of February 29, 2008. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

PREFERRED SHARES

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series
I. The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company. The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares. As of February 29, 2008 there were no issued or outstanding preferred shares.

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

SPECIAL MAJORITY FOR RESOLUTIONS

The Company's Articles require a majority of two-thirds of the votes cast on a resolution.

INDEMNITY PROVISION

The Company's Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

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

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions and the requirement for notice of shareholder meetings, discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Canada versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party:

     1. The Company is party to an agreement with Oxbow, effective as of July 1, 1999, subsequently amended on May 1, 2006, pursuant to which Mr. Grosso provides executive services as President and Chief Executive Officer of the Company. Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso's death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500. In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company's Board of Directors, (iii) three years of Mr. Grosso's monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500. During the fiscal year ended December 31, 2007, Oxbow was paid $250,000 (2006 - $350,667, 2005
         - $102,000). See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts".

     2. By agreement dated April 1, 2004, between the Company and KGE Management Ltd. ("KGE"), a private company owned by Mr. Carlson, former Chairman of the Board of Directors of the Company, this new agreement, which replaced a prior agreement, provided for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month. This agreement expired March 31, 2005 and was renewed for six months with the same terms. Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed. During the fiscal year ended December 31, 2007, the Company paid $Nil to KGE (2006
         - $3,300 2005 - $24,000).

     3. In July 2004, the Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company. See "Item 8. Financial Information - Legal Proceedings."

     4. Pursuant to the terms of an Administration Services Agreement dated January 1, 2005, the Company engages the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera, Astral, Gold Point and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006: $724,902; 2005: $730,802) to the Grosso Group: $330,305 was paid in twelve monthly payments (2006: $764,115; 2006: $764,012) and $18,838 (2006:
         $39,213 included in amounts receivable; 2005: $33,210 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital (2006: $205,000; 2005: $205,000).
         Effective February 29, 2008, Gold Point withdrew from Grosso Group. The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts".

     5. As of January 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group. During the year ended December 31, 2005, Mr. Terry's total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry's total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry's monthly fee to $16,667

         ($200,000 annually) effective July 1, 2007. During the year ended December 31, 2007, Mr. Terry's total compensation from the Grosso Group was $175,000, of which $24,579 was allocated to the Company. See "Item
         6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     6. As of January 2005, Mr. Lang provides executive services to the Company as an employee of the Grosso Group. Effective May 1, 2005, Mr. Lang's annual salary was increased to $102,000. During the year ended December 31, 2005, Mr. Lang's total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year. On April 12, 2006, the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang's annual salary to $150,000 effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Lang's total compensation from the Grosso Group was $134,000, of which $54,940 was allocated to the Company. During the year ended December 31, 2007, Mr. Lang's total compensation from the Grosso Group was $151,000 of which $59,834 was allocated to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     7. As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group. During the year ended December 31, 2007, Mr. Cacos's total compensation from the Grosso Group was $22,500 (2006 - $22,500, 2005 - $22,500), of which $938 was allocated to the Company (2006 - $9,225, 2005 - $14,862) as part of the Grosso Group fees for the year. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     8. As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group. During the year ended December 31, 2007, Mr. Hurd's total compensation from the Grosso Group was $120,000 (2006 - $112,000, 2005 - $96,000), of which $25,497 was allocated to the Company (2006 - $45,920, 2005 - $72,216) as part of the Grosso Group fees for the year. See "Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts."

     9. The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso's wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 and 2006, the balance of the existing lease term, and recovered the 2006 and 2005 rent it had paid Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises. During the fiscal years ended December 31, 2006 and 2005, the Company paid rent to Beauregard in the amount of $141,203 and $128,722, respectively. During the year ended December 31, 2007, the Company's rent from the Grosso Group was $235,471, of which $32,966 was allocated to the Company. - See "Item 4. Information on the Company - Properties, Plants and Equipment - Principal Office".

     10. On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company. A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. In 2007, the Company paid RSA $66,050 (2006 - $68,350). This agreement was terminated by mutual agreement, effective December 31, 2007.

     11. On October 18, 2006, the Company and Aquiline entered into the Interim Agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The principal terms and conditions of the Interim Agreement were as follows:


         (i) control of the Navidad Project was transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (ii) the Company and Aquiline agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions and

         (iii) in the event that the Company was unsuccessful on appeal, the Company was to be paid such $18,500,000 amount

         The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the Interim Agreement is posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

         The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007. The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007, the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. As a result, the Navidad property has been transferred to Aquiline. The Company was paid $18,500,000 as consideration for these assets. The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380. The $11 million balance was received on February 11, 2008. "Item 4. Information on the Company - History and Development of the Company."

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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15T. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Grosso, the Company's Chief Executive
Officer, and Mr. Lang, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2007. As a result of a material weakness identified and described in the accompanying Management's Report on Internal Control over Financial Reporting, Messrs. Grosso and Lang, have concluded that the design and operation of the Company's disclosure controls and procedures were not effective at the time the material weakness was identified.

The material weakness occurred because the Company did not initially reflect the impact of the Realization of Navidad interest under U.S. GAAP as set forth in
Note 11 to the Company's audited financial statements. The material weakness was limited solely to the Note 11 U.S. GAAP reconciliation and did not impact in any way the Company's financial statements prepared in accordance with Canadian GAAP. This material weakness has since been corrected and does not exist as of the date of this filing.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including Mr. Grosso, the Company's Chief Executive Officer, and Mr. Lang, the Company's Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, (with the participation of Mr. Grosso, the Company's Chief Executive Officer, and Mr. Lang, the Company's Chief Financial Officer), conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management identified a material weakness relating to the preparation and review of the US GAAP reconciliation note and concluded that because there was a material weakness in the Company's internal controls, its internal control over financial reporting was not effective at the time the material weakness was identified.

The material weakness occurred because the Company did not initially reflect the impact of the Realization of Navidad interest under U.S. GAAP as set forth in
Note 11 to the Company's audited financial statements. The material weakness was limited solely to the Note 11 U.S. GAAP reconciliation and did not impact in any way the Company's financial statements prepared in accordance with Canadian GAAP. This material weakness has since been corrected and does not exist as of the date of this filing.

This Annual Report does not include an attestation report of the Company's independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent auditors pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. David Horton. Mr Horton is an independent director and serves on the Company's audit committee.


ITEM 16B.  CODE OF BUSINESS CONDUCT AND ETHICS.
--------------------------------------------------------------------------------
The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics that outlines the Company's values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates. A copy of the Company's Code of Business Conduct and Ethics is available on the Company's website at www.imaexploration.com/s/CorporateGovernance.asp.

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

VIOLATIONS AND WAIVERS

The Compliance Officer will report suspected fraud or securities law violations for review by the Audit Committee. The Audit Committee will report all violations reviewed by the Audit Committee to the Board of Directors.

The Compliance Officer will report regularly to the Board of Directors on the results and resolution of complaints and allegations concerning violations of the Code.

No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation.

Only the Audit Committee may amend the Company's Code of Business Conduct and Ethics.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal year ended December 31, 2007, the Company's auditor billed approximately $39,000, and for the fiscal year ended December 31, 2006, the Company's auditor billed approximately $44,500 for the audit of the Company's annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2007 and 2006, the Company's auditor billed $Nil and billed $58,303, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"

TAX FEES

For the fiscal years ended December 31, 2007 and 2006, the Company's auditor billed $Nil and billed $14,232, respectively, for tax compliance, tax advice and tax planning services.

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


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 though F-27.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

--------------------------------------------------------------------------------

ITEM 19.  EXHIBITS.

    EXHIBIT
     NUMBER      DESCRIPTION

      1.1        Notice of Articles (8)
      1.2        Articles (12)
      4.1        Share Purchase  Agreement Between  Shareholders and 389863 B.C.
                 Ltd. (1)
      4.2 Arrangement Agreement Between Viceroy Resource Corporation and IMA Resource Corporation (1)
      4.3 Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (1)
      4.4        Employment Agreement with William Lee (1)
      4.5 Consulting Services Agreement Between Nikolaos Cacos and IMA Resource Corporation (1)
      4.6 Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. dated April 1, 2004 (8)
      4.7 Consulting Agreement Between Lindsay R. Bottomer and IMA Exploration Inc. (1)
      4.8 Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (1)

    EXHIBIT
     NUMBER      DESCRIPTION


      4.9 Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. (1)
     4.10        Option Agreement with Lirio and Lir-Fer  Construcciones  S.R.L.
                 (1)
     4.11        Option Agreement with Oscar Garcia and others (1)
     4.12        Purchase Agreement with Modesto Enrique Arasena (1)
     4.13        Option Agreement with Hugo Arturo Bosque (1)
     4.14 Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo Sanchez and Antonio Monteleone (1)
     4.15 Option Agreement with Jorge Ernesto Rodriguez and Gerardo Javier Rodriguez (1)
     4.16 Option Agreement with Jorge Ernesto Rodriguez and Raul Alberto Garcia (1)
     4.17        Purchase Agreement with Victor Ronchietto (1)
     4.18 Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltd) Don Alberto JJ de Piura (1)
     4.19        Amendment to Option Agreement with Hugo Arturo Bosque (2)
     4.20        Amendment to Purchase Agreement with Victor Ronchietto (2)
     4.21        Option Agreement with Dionisio Ramos (2)
     4.22 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (2)
     4.23        Amendment to consulting  Agreement between IMA Exploration Inc.
                 and Nikolaos Cacos (3)
     4.24        Agreement between the Company and  Sean Hurd dated June 2, 2002
                 (3)
     4.25        Option Agreement between Nestor Arturo and IMA S.A. (3)
     4.26 Amendment to Option Agreement with Guillermo Munoz, Lydia Gonzalez, Ricardo Sanchez and Antonio Monteleone (3)
     4.27 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura
                 (3)
     4.28        Option Agreement with Rio Tinto Mining and Exploration  Limited
                 (4)
     4.29 Amendment to Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. (4)
     4.30 Consulting Agreement between the Company and Lindsay Bottomer dated April 1, 2002 (4)
     4.31 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L.
                 (4)
     4.32 Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones S.R.L. (4)
     4.33 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura
                 (4)
     4.34        Amendment to Option  Agreement  between  Nestor  Arturo and IMA
                 S.A. (4)
     4.35 Consulting Agreement Between KGE Management Ltd. and IMA Exploration Inc. (4)
     4.36 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L.
                 (5)
     4.37 Amendment to Option Agreement with Juan Demetrio Lirio and Lir-Fer Construcciones S.R.L. (5)
     4.38        Amendment to Option  Agreement  between  Nestor  Arturo and IMA
                 S.A. (5)
     4.39 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura
                 (5)

    EXHIBIT
     NUMBER      DESCRIPTION


     4.40        Short Form Offering Document (5)
     4.41 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (5)
     4.42        Amendment to Consulting  Agreement  Between KGE Management Ltd.
                 And IMA Exploration Inc. (5)
     4.43        Amendment to Agreement between the Company and Sean Hurd (5)
     4.44 Amendment to Exploration and Option Agreement with Barrick Exploraciones Argentina S.A. dated March 26, 2003. (6)
     4.45 Letter of Intent dated March 6, 2003 with Amera Resources Corporation (6)
     4.46        Letter   Agreement  with  Amera   Resources   Corporation   re:
                 reimbursement of office expenses (6)
     4.47 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura dated December 23, 2002 (6)
     4.48 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. dated July 10, 2002 (6)
     4.49 Amendment to Option Agreement with Juan Demetrio Lirio Jr. and Juan Demetrio Lirio representing Lir-Fer Construcciones S.R.L. dated December 27, 2002 (6)
     4.50 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation dated July 15, 2002 (6)
     4.51        Amendment to Consulting  Agreement  Between KGE Management Ltd.
                 And IMA Exploration Inc. dated June 14, 2002 (6)
     4.52        Amendment to Consulting  Agreement  Between KGE Management Ltd.
                 And IMA Exploration Inc. dated October 3, 2002 (6)
     4.53 Amendment to Agreement between the Company and Sean Hurd dated June 10, 2002 (6)
     4.54 Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation dated April 17, 2003 (6)
     4.55 Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp. and Golden Arrow Resources Corporation dated May 14, 2004 (7)
     4.56 Amendment to consulting Agreement with Nikolaos Cacos dated January 5, 2004 (8)
     4.57        Amendment to Agreement with Sean Hurd dated January 5, 2004 (8)
     4.58        Financial Advisory Services Agreement with Endeavour  Financial
                 Ltd. (8)
     4.59 Agreement between the Company and Amera Resources Corporation dated March 6, 2003 relating to the Lago Pico, Loma Alta and Nueva Ruta properties (8)
     4.60 Amendment to Letter of Intent with Amera Resources Corporation dated September 30, 2003 (8)
     4.61 Amendment to Letter of Intent with Amera Resources Corporation dated April 8, 2004 (8)
     4.62 Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease (8)
     4.63 Option Agreement dated September 22, 2003, between the Company and Cloudbreak Resources Ltd. (8)
     4.64 Option Agreement dated August 12, 2003 between the Company and Consolidated Pacific Bay Minerals Ltd. (8)
     4.65 Option agreement dated June 11, 2003, between the Company and Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.) (8)

    EXHIBIT
     NUMBER      DESCRIPTION


     4.66 Amendment to Option Agreement with Sociedad Minera de Responsabilidad Limitado Nova JJ de Piura and Sociedad Minera de Responsabilidad Limitada (SMR Ltda) Don Alberto JJ de Piura dated August 15, 2003 (8)
     4.67        Letter Agreement with Arthur Lang dated April 23, 2004 (8)
     4.68 Arrangement Agreement by and among the Company, Golden Arrow Resources Corporation and IMA Holdings Corp. dated May 14, 2004
                 (9)
     4.69 Indemnity Agreement provided to Golden Arrow Resources Corporation dated July 7, 2004 (9)
     4.70 Administration Services Agreement with the Grosso Group Management Ltd. dated January 1, 2005 (9)
     4.71        Amendment to Consulting  Agreement  between KGE Management Ltd.
                 and IMA Exploration Inc. dated April 1, 2005 (9)
     4.72        Audit Committee Charter (9)
     4.73        Amendment to Consulting  Agreement  between KGE Management Ltd.
                 and IMA Exploration Inc. dated January 26, 2006 (10)
     4.74 Advisory Services Agreement between RSA Holdings Ltd. and IMA Exploration Inc. dated February 14, 2006 (10)
     4.75 Interim Project Development Agreement between IMA Exploration Inc. and Aquiline Resources Inc. dated October 18, 2006.(11)
     4.76 Amended and restated Management Agreement between IMA and Oxbow dated May 1, 2006
      8.1        List of Subsidiaries (8)
     12.1        Certification of Joseph Grosso Pursuant to Rule 13a-14(a)
     12.2        Certification of Arthur Lang Pursuant to Rule 13a-14(a)
     13.1        Certification  of Joseph Grosso  Pursuant to 18 U.S.C.  Section
                 1350
     13.2        Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F, filed with the Commission on January 6, 2000. File number 00-30464.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000. File Number 00-30464.
(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000. File Number 00-30464.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2001. File Number 00-30464.
(5) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2002. File Number 00-30464.
(6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 16, 2003. File Number 00-30464.
(7) Previously filed as with the Company's Report on Form 6-K filed June 18, 2004. File Number 00-30464.
(8) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 23, 2004. File Number 00-30464.
(9) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed June 7, 2005. File Number 00-30464.
(10) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed May 8, 2006. File Number 01-32558.
(11) Previously filed as with the Company's Report on Form 6-K filed October 19, 2006. File Number 01-32558.
(12) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed April 2, 2007. File Number 01-32558.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       IMA EXPLORATION INC.



Dated:        March 25, 2008           /s/ Arthur Lang
                                       -------------------------------------
                                       Arthur Lang,
                                       Chief Financial Officer, and Director

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11 and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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



/s/Joseph Grosso                                       /s/ Art Lang

Joseph Grosso                                          Art Lang
President                                              Chief Financial Officer


March 28, 2008

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




INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.


We have audited the consolidated balance sheets of IMA EXPLORATION INC. (the "Company") as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.


(signed) PricewaterhouseCoopers LLP


CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 19, 2008


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2007 AND 2006
                         (Expressed in Canadian Dollars)


                                                       2007            2006
                                                         $               $
                                     ASSETS

CURRENT ASSETS
Cash                                                    183,628         391,420
Short-term investments (Note 4)                       6,813,462       8,500,000
Other receivables, prepaids and deposits (Note 8)       627,400         405,205
Navidad interest (Notes 2 and 13)                    18,500,000               -
                                                   ------------    ------------

                                                     26,124,490       9,296,625

NAVIDAD INTEREST (Note 2)                                     -      17,949,521
                                                   ------------    ------------
                                                     26,124,490      27,246,146
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 8)       105,724         236,612
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               58,753,501      58,664,727

WARRANTS (Note 6)                                     1,281,946       1,281,946

CONTRIBUTED SURPLUS (Note 7)                          6,157,412       6,152,265

DEFICIT                                             (40,174,093)    (39,089,404)
                                                   ------------    ------------
                                                     26,018,766      27,009,534
                                                   ------------    ------------
                                                     26,124,490      27,246,146
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Notes 2 and 13)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ David Horton        , Director
------------------------

/s/ Robert Stuart Angus , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
         CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Administrative and management services                  209,201         461,553         294,828
Corporate development and investor relations            167,817         328,779         496,538
General exploration                                      99,589         186,572          55,914
Office and sundry                                       238,220         181,913         148,015
Professional fees                                     1,022,321       1,124,144       2,212,190
Rent, parking and storage                                49,023          96,263          72,791
Salaries and employee benefits                          244,337         652,530         585,560
Stock-based compensation (Note 6)                        34,421         393,120       1,800,000
Telephone and utilities                                  12,053          17,432          26,648
Transfer agent and regulatory fees                       80,122         103,457         199,715
Travel and accommodation                                 35,230          93,392         256,035
Navidad holding costs (Note 2)                          109,666         312,349               -
                                                   ------------    ------------    ------------
                                                      2,302,000       3,951,504       6,148,234
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (2,302,000)     (3,951,504)     (6,148,234)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)                             (8,324)         (2,865)        232,954
Interest and other income                               675,156         373,009         150,406
Navidad recovery (Note 2)                               550,479               -               -
                                                   ------------    ------------    ------------
                                                      1,217,311         370,144         383,360
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR             (1,084,689)     (3,581,360)     (5,764,874)

DEFICIT - BEGINNING OF YEAR                         (39,089,404)    (35,508,044)    (29,597,304)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
   TO GOLDEN ARROW RESOURCES CORPORATION                      -               -        (145,866)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (40,174,093)    (39,089,404)    (35,508,044)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.07)         $(0.12)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         52,099,787      51,263,575      46,197,029
                                                   ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,084,689)     (3,581,360)     (5,764,874)
Items not affecting cash
   Stock-based compensation                              34,421         393,120       1,800,000
   Navidad recovery (Note 2)                           (550,479)              -               -
                                                   ------------    ------------    ------------
                                                     (1,600,747)     (3,188,240)     (3,964,874)
Change in non-cash working capital
   balances(Note 12)                                   (353,083)       (596,912)        115,256
                                                   ------------    ------------    ------------
                                                     (1,953,830)     (3,785,152)     (3,849,618)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                             -      (4,491,524)     (7,025,492)
Increase (decrease) in short-term investments         1,686,538        (920,000)     (3,280,000)
Proceeds from sale of equipment                               -               -          46,589
                                                   ------------    ------------    ------------
                                                      1,686,538      (5,411,524)    (10,258,903)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                59,500      10,308,450      14,215,165
Share issuance costs                                          -        (871,749)       (736,737)
                                                   ------------    ------------    ------------
                                                         59,500       9,436,701      13,478,428
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                            (207,792)        240,025        (630,093)

CASH TRANSFERRED TO GOLDEN ARROW
   RESOURCES CORPORATION                                      -               -        (145,866)
                                                   ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH                        (207,792)        240,025        (775,959)

CASH - BEGINNING OF YEAR                                391,420         151,395         927,354
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      183,628         391,420         151,395
                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

SHARE CAPITAL

Balance at beginning of year                         58,664,727      50,414,672      36,982,307
Private placements                                            -      10,027,500      10,000,020
Warrant valuation                                             -      (1,298,981)              -
Exercise of options                                      59,500         280,950         577,000
Contributed surplus reallocated on the
   exercise of options                                   29,274          95,300         131,270
Exercise of warrants                                          -               -       3,784,011
Proceeds collected and paid on behalf of
   Golden Arrow shares                                        -               -        (145,866)
Share issue costs                                             -        (854,714)       (914,070)
                                                   ------------    ------------    ------------
Balance at end of year                               58,753,501      58,664,727      50,414,672
                                                   ------------    ------------    ------------
WARRANTS

Balance at beginning of year                          1,281,946               -               -
Warrant valuation from private placement
   warrants granted                                           -       1,298,981               -
Warrant valuation from agent's warrants granted               -         110,164               -
Warrant issue costs                                           -        (127,199)              -
                                                   ------------    ------------    ------------
Balance at end of year                                1,281,946       1,281,946               -
                                                   ------------    ------------    ------------
CONTRIBUTED SURPLUS

Balance at beginning of year                          6,152,265       5,854,445       3,428,382
Contributed surplus as a result of
   stock options granted                                 34,421         393,120       2,380,000
Warrant valuation from agent's warrants granted               -               -         177,333
Contributed surplus reallocated on the
   exercise of stock options                            (29,274)        (95,300)       (131,270)
                                                   ------------    ------------    ------------
Balance at end of year                                6,157,412       6,152,265       5,854,445
                                                   ------------    ------------    ------------

DEFICIT

Balance at beginning of year                        (39,089,404)    (35,508,044)    (29,597,304)
Loss for the year                                    (1,084,689)     (3,581,360)     (5,764,874)
Distribution of equity on spin-off of assets to
   Golden Arrow Resources Corporation                         -               -        (145,866)
                                                   ------------    ------------    ------------

Balance at end of year                              (40,174,093)    (39,089,404)    (35,508,044)
                                                   ------------    ------------    ------------

TOTAL SHAREHOLDERS' EQUITY                           26,018,766      27,009,534      20,761,073
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. As at December 31, 2007 the Company had no mineral property interests. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.


2.       NAVIDAD INTEREST

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

         On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement were in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

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

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



2.       NAVIDAD INTEREST (continued)

         The effective date of the transfer of the Navidad project was November 16, 2006.

         The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

         The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007 the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. The Navidad property has been transferred to Aquiline.

         As at December 31, 2007, the Company has recorded a Navidad interest balance of $18,500,000, the components of which are as follows:

                                                                         $

                  Mineral properties and deferred costs (i)          17,763,521
                  Marketable securities (ii)                            186,000
                                                                   ------------
                                                                     17,949,521
                  Navidad recovery (iii)                                550,479
                                                                   ------------
                  Navidad interest                                   18,500,000
                                                                   ============

         (i) The mineral property and deferred costs represent the carrying value of the acquisition and exploration costs the Company has incurred in the development of the Navidad project.

         (ii) Marketable securities represents the carrying value of the common shares of publicly traded companies the Company received as partial consideration for entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project. Accordingly, these marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order.

         (iii)    The Company has recorded an additional recovery of $550,479 to
                  bring  the  total  Navidad  interest  amount   recoverable  to
                  $18,500,000.

         The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380. The balance of $11 million was received on February 11, 2008.

         The Company expensed Navidad holding costs of $109,666 in the year ended December 31, 2007. These are costs the Company incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline.


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

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.

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

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, any remaining balance of the payments received is recorded as a gain on option or disposition of mineral property.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2007 the Company does not have any asset retirement obligations.

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

         INCOME TAXES

         The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered more likely than not to be realized.

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

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK-BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted using the fair value method. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the option vesting period.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
                  (ii) Amounts receivable and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iii) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

                  As a result of adopting Section 3855, on January 1, 2007 interest accrued from short-term investments in the amount of $65,075 was reclassified from amounts receivable, prepaids and deposits to short-term investments.

         (b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the year ended December 31, 2007.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the year ended December 31, 2007.

         Effective January 1, 2008, new accounting standards were issued by the Canadian Institute of Chartered Accountants ("CICA") which may impact the Company in the future as follows:

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

         ACCOUNTING CHANGES

         Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

                  (i)      qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                  (ii)     summary  quantitative  data  about what it manages as
                           capital.
                  (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                  (iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INVENTORIES

         CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any writedown to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.
          The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company's disclosure and presentation.


4.       SHORT-TERM INVESTMENTS

         As at December 31, 2007 and 2006, the Company held short-term investments comprised of the following:

                                                       DECEMBER 31, 2007
                                                -------------------------------
                                                                     PRINCIPAL
                                                                    AND ACCRUED
                                                   MATURITY          INTEREST
                                                                         $
         12 month term deposit
          - 4.45% annual interest rate
            ($6,700,000 principal)              August 13, 2008       6,813,462
                                                ---------------    ------------
                                                                      6,813,462
                                                                   ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



4.       SHORT-TERM INVESTMENTS (continued)

                                                      DECEMBER 31, 2006
                                               --------------------------------
                                                  MATURITY           PRINCIPAL
                                                                         $
         12 month term deposit
          - 3.7% annual interest rate            March 20, 2007         500,000
         12 month term deposit
          - 4.2% annual interest rate          November 5, 2007       8,000,000
                                               ----------------    ------------
                                                                      8,500,000
                                                                   ============

         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.


5.       MARKETABLE SECURITIES

                                                       2007            2006                    2005
                                                   ------------    ------------    ----------------------------
                                                                                                      QUOTED
                                                     RECORDED        RECORDED        RECORDED         MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
                  - 300,000 common shares                     -               -          96,000         126,000
         Consolidated Pacific Bay Minerals Ltd.
                  - 900,000 common shares                     -               -          90,000         144,000
                                                   ------------    ------------    ------------    ------------
                                                              -               -         186,000         270,000
                                                   ============    ============    ============    ============

         The Company acquired the marketable securities as a result of entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project for which the Company received common shares of publicly traded companies as partial consideration. These marketable securities were subject to transfer to Aquiline under to the July 2006 court order. Accordingly, at December 31, 2007, the carrying value of these marketable securities is a component of the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value - 100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares                    ------------    ------------

         Balance, December 31, 2004                  43,816,207      36,982,307

         Private placement                            3,333,340      10,000,020
         Exercise of options                             10,000          31,000
         Exercise of agents' options                    168,000         546,000
         Contributed surplus reallocated on
            exercise of options                               -         131,270
         Exercise of warrants                         1,485,517       3,784,011
         Proceeds collected and paid on behalf of
            Golden Arrow shares                               -        (145,866)
         Less share issue costs                               -        (914,070)
                                                   ------------    ------------
         Balance, December 31, 2005                  48,813,064      50,414,672

         Private placement                            2,865,000      10,027,500
         Warrants valuation                                   -      (1,298,981)
         Exercise of options                            335,000         280,950
         Contributed surplus reallocated on
            exercise of options                               -          95,300
         Less share issue costs                               -        (854,714)
                                                   ------------    ------------
         Balance, December 31, 2006                  52,013,064      58,664,727

         Exercise of options                            119,000          59,500
         Contributed surplus reallocated on
            exercise of options                               -          29,274
                                                   ------------    ------------

         Balance, December 31, 2007                  52,132,064      58,753,501
                                                   ============    ============

         (a) During fiscal 2007, 119,000 stock options were exercised at $0.50 per share for proceeds of $59,500.

         (b) During fiscal 2006, the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agent's warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

                  The fair value of warrants and agent's warrants were as follows:

                  i) value assigned to 1,432,500 warrants was $1,186,053, net of share issue costs of $112,928

                  ii) value assigned to the 171,900 agent's warrant was $95,893, net of share issue costs of $14,271

                  The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants were valued at $0.91 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 24 months. The agent's warrants were valued at $0.64 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 61% and expected life of 12 months. At December 31, 2007, no warrants or agent's warrants had been exercised.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

         (c) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2007, all of underwriter's warrants expired unexercised.

         (d)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted during 2007 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is presented below:

                                          ---------------------    ---------------------    ----------------------
                                                   2007                     2006                      2005
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $

                  Balance,
                     Beginning of year       4,624,000    2.69        4,848,500    2.53        3,543,500     2.09
                  Granted                      100,000    0.47          283,000    3.21        1,360,000     3.74
                  Exercised                   (119,000)   0.50         (315,000)   0.61          (20,000)    2.48
                  Cancelled/Forfeited         (160,000)   3.66         (187,500)   2.96          (35,000)    4.16
                  Expired                     (115,000)   0.50           (5,000)   0.40                -        -
                                          ------------             ------------             ------------
                  Balance, end of year       4,330,000    2.72        4,624,000    2.69        4,848,500     2.53
                                          ============             ============             ============

                  Stock options outstanding and exercisable at December 31, 2007 are as follows:

                      NUMBER          EXERCISE PRICE          EXPIRY DATE
                                            $

                       25,000              0.84               March 7, 2008
                      300,000              0.90               May 30, 2008
                    1,170,000              1.87               August 27, 2008
                    1,347,000              3.10               March 24, 2009
                      785,000              4.16               March 16, 2010
                      380,000              2.92               November 16, 2010
                      223,000              3.21               June 22, 2011
                      100,000              0.47               October 23, 2012
                  -----------
                    4,330,000
                  ===========

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

                  During fiscal 2007, the Company granted 100,000 stock options (2006 - 273,000; 2005 - 1,360,000).

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2007         2006         2005

                  Risk-free interest rate      4.21%       4.0%      3.3% - 3.7%
                  Estimated volatility          136%        70%       70% - 77%
                  Expected life              2.5 years    2.5 years    2.5 years
                  Expected dividend yield        0%           0%          0%

                  For 2007, stock-based compensation of $34,421 (2006: $393,120;
                  2005: $2,380,000) was recorded by the Company, of which $34,421 (2006: $393,120; 2005: $1,800,000) is included in expenses and Nil (2006: $Nil; 2005: $580,000l) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $0.34 per share (2006: $1.44; 2005: $1.76). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2005                                  -
                  Warrant valuation from private placement
                     warrants granted                                 1,298,981
                  Warrant valuation from agent's warrants
                     granted                                            110,164
                  Warrant issue costs                                  (127,199)
                                                                   ------------
                  Balance, December 31, 2006 and 2007                 1,281,946
                                                                   ============

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                       2007            2006            2005

                  Balance, beginning of year          3,504,404       1,900,004       1,422,017
                  Issued                                      -       1,604,400       1,984,004
                  Exercised                                   -               -      (1,485,517)
                  Expired                              (233,334)              -         (20,500)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,271,070       3,504,404       1,900,004
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2007 are as follows:

                    NUMBER            EXERCISE PRICE          EXPIRY DATE
                                            $
                    1,666,670              3.45               September 14, 2009
                      171,900              3.80               March 21, 2008
                    1,432,500              3.80               March 21, 2010
                  -----------
                    3,271,070
                  ===========


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                                         $

         Balance, December 31, 2004                                                   3,428,382

         Contributed Surplus as a result of stock options granted                     2,380,000
         Contributed Surplus as a result of brokers' warrants granted                   177,333
         Contributed Surplus reallocated on exercise of stock options                 (131,270)
                                                                                   ------------
         Balance, December 31, 2005                                                   5,854,445

         Contributed Surplus as a result of stock options granted                       393,120
         Contributed Surplus reallocated on exercise of stock options                   (95,300)
                                                                                   ------------
         Balance, December 31, 2006                                                   6,152,265

         Contributed Surplus as a result of stock options granted                        34,421
         Contributed Surplus reallocated on exercise of stock options                   (29,274)
                                                                                   ------------
         Balance, December 31, 2007                                                   6,157,412
                                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         (a) The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006: $724,902; 2005: $730,802) to the Grosso Group:
                  $330,305 (2006: $764,115;  2006: $764,012 ) was paid in twelve monthly payments and $18,838 is included in accounts payable (2006: $39,213 included in amounts receivable; 2005: $33,210 included in amounts receivable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2006: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital which is callable on demand.

         (b)      During fiscal 2007, the Company paid $353,283 (2006: $533,917;
                  2005: $241,088) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



8.       RELATED PARTY TRANSACTIONS (continued)

         (c) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 from $8,500 and to pay a bonus of $150,000. The total compensation paid to the President in 2007 was $250,000 (2006
                  - $350,667). This amount is included in the total amount paid to directors and officers discussed in Note 8(b) above.

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2007, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

                  Effective May 1, 2007, the Company negotiated agreements with the five other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the year ended December 31, 2007, the Company received a total $66,667 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of loss, comprehensive loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2007            2006            2005

         Statutory tax rate                              34.12%          34.12%          34.12%
                                                   ============    ============    ============

                                                         $               $               $

         Loss for the year                            1,084,689      (3,581,360)     (5,764,874)

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincial income tax rates         (370,096)     (1,221,960)     (1,966,975)
         Differences in foreign tax rates                  (707)           (526)              -
         Non-deductible differences                      26,288         149,332         625,988
         Losses for which an income tax benefit
            has not been recognized                     344,515         956,653       1,340,987
         Other                                                -         116,501               -
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



9.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2007            2006            2005
                                                         $               $               $

         Future income tax assets
         Operating loss carryforward                  4,307,036       4,950,897       4,709,496
         Share issue costs                              288,455         509,317         472,437
         Resource deductions                            268,425         306,710               -
         Other                                           22,150          45,442               -
                                                   ------------    ------------    ------------
                                                      4,886,066       5,812,366       5,181,933
         Valuation allowance for future tax assets   (4,886,066)     (5,812,366)     (5,181,933)
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

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
                                       2007            2006            2005
                                         $               $               $
         Future income tax
            liabilities                       -               -       1,760,110
                                   ============    ============    ============

         The Company has Canadian capital loss carryforwards of $161,172 and non-capital loss carryforwards of $15,951,984 that may be available for tax purposes. The Company's capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

                                     EXPIRY DATE                         $

                                         2008                           841,160
                                         2009                         1,317,730
                                         2010                         1,545,964
                                         2014                         2,752,324
                                         2015                         4,708,790
                                         2026                         3,282,352
                                         2027                         1,503,664
                                                                   ------------
                                                                     15,951,984
                                                                   ============


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2007 and 2006.

         The Company's total assets are segmented geographically as follows:

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



10.      SEGMENTED INFORMATION (continued)

                                                 DECEMBER 31, 2007
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets              26,102,160          22,330      26,124,490
                                   ------------    ------------    ------------
                                     26,102,160          22,330      26,124,490
                                   ============    ============    ============

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

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2007             2006           2005
                                                                         $                $              $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (1,084,689)     (3,581,360)      (5,764,874)
         Mineral properties and deferred costs for the year (i)               -      (4,491,524)      (8,480,509)
         Reversal of Future income tax liability (i)                          -               -          875,017
         Realization of Navidad interest (iv)                        17,682,521               -                -
                                                                   ------------    ------------    ------------
         Income (loss) for the year under US GAAP                    16,597,832      (8,072,884)     (13,370,366)
         Unrealized losses on available-for-sale securities (ii)              -          (3,000)                -
                                                                   ------------    ------------    ------------
         Comprehensive loss (iii)                                    16,597,832      (8,075,884)     (13,370,366)
                                                                   ============    ============    ============

         Basic and diluted income (loss) per share under US GAAP           0.32           (0.16)           (0.29)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        52,099,787      51,263,575       46,197,029
                                                                   ============    ============    ============

                                                                       2007            2006            2005
                                                                         $               $               $
         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   26,018,766      27,009,534      20,761,073
         Mineral properties and deferred costs expensed (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -     (17,763,521)    (15,032,107)
         Reversal of Future income tax liability (i)                          -               -       1,760,110
         Accumulated other comprehensive income (ii)                          -          81,000          84,000
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                         26,018,766       9,327,013       7,573,076
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2007             2006           2005
                                                                         $                $              $
         NAVIDAD INTEREST / MINERAL PROPERTIES

         Balance per Canadian GAAP                                   18,500,000      17,949,521      15,032,107
         Transfer of marketable securities (ii)                               -          81,000               -
         Mineral properties and deferred costs
            expensed under US GAAP (i)                                        -     (17,763,521)    (15,032,107)
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                         18,500,000         267,000               -
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                                            -               -       1,760,110
         Reversal of Future income tax liability (i)                          -               -      (1,760,110)
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                                  -               -               -
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                                 (1,953,830)     (3,785,152)     (3,849,618)
         Mineral properties and deferred costs (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -      (4,491,524)     (7,025,492)
                                                                   ------------    ------------    ------------
         Cash used per US GAAP                                       (1,953,830)     (8,276,676)    (10,875,110)
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                                 (1,686,538)     (5,411,524)    (10,258,903)
         Mineral properties and deferred costs (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -       4,491,524       7,025,492
                                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP                         (1,686,538)       (920,000)     (3,233,411)
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

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         ii)      Investments

                  For the 2005 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for
                  Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs. For the 2006 fiscal year, the Company's marketable securities were classified as available for sale investments under US GAAP until July 14, 2006, the date of the Navidad judgment. Subsequently, the marketable securities were transferred to the Navidad interest balance (see Note 2 above).

         iii)     Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         iv)      Realization of Navidad interest

                  For US GAAP purposes the Company had previously expensed the exploration and other costs that comprised the amount shown as Navidad interest. Following the conlcusion of the appeal process, the Company has recognized income of $17,682,521. (See Note 2).

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

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company adopted the provisions of this Interpretation in its fiscal 2007 year. This interpretation did not have an impact on the Company for the year ended December 31, 2007.

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

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS:

                  i) In September 2006, FASB issued SFAS No. 157, "Fair Value Measurement", effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS157-b, which provided for a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial sv) Impact of recently issued accounting standards.

                  ii) In February 2007, FASB issued SFAS No. 159, "Fair value option for financial assets and liabilities" which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

                  iii) In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

                           This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

                           The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company has not determined the effect of the adoption of this Interpretation to the Company's results of operations or financial position.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  iv) In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

                           - all business acquisitions would be measured at fair value.

                           - the existing definition of a business would be expanded.

                           - pre-acquisition contingencies would be measured at fair value.

                           - most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

                           - obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

                           - liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date.

                           - non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

                           - goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

                           - in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

                  The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.


12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2007            2006            2005
                                                                         $               $               $

         Investing activities

         Expenditures on mineral properties and deferred costs                -               -       (580,000)
         Stock-based compensation capitalized                                 -               -         580,000
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



12.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                                       2007            2006            2005
                                                                         $               $               $

         Financing activities

         Shares issue costs                                                   -         (95,893)       (177,333)
         Warrant issue costs                                                  -         (14,271)
         Warrants                                                             -         110,164
         Shares issued on exercise of options                            29,274          74,800               -
         Contributed surplus                                            (29,274)        (74,800)        177,333
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SUBSEQUENT EVENTS

         The Company received the funds representing the Navidad interest as follows:

             o $7.5 million, which was previously held in trust, on January 8, 2008 plus interest that had accrued in the amount of $341,380

             o    The balance of $11 million was received on February 11, 2008.