Form 20-F
period 2008-12-31
IMA EXPLORATION INC
filed 2009-04-08
CIK 1102706

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

[  ]

Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[  ]

Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to  _________

or

[  ]

Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-32558

IMA Exploration Inc.

(Exact name of Registrant as specified in its charter)

IMA Exploration Inc.

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

#709 - 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6

(Address of principal executive offices)

Michael Clark, 604-687-1828, mclark@grossogroup.com
709 - 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report.

52,132,064 Common Shares as of the close of the period covered by the report December 31, 2008

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

Yes     X

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  _______

Accelerated filer

Non-accelerated filer     X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  _____

International Financial Reporting Standards as issued

Other __X___

By the International Accounting Standards Board   _____

If “Other” has be checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X

Item 18 ______

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

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.
Bonanza Group	Geological unit composed of Jurassic volcano sedimentary rocks
Breccia	A rock containing generally angular fragments of itself or some other rock.
Epithermal

A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals. Epithermal deposits form in hydrothermal systems related to volcanic activity and while active can discharge to the surface as hot springs or fumaroles.

Hydrothermal Alteration	Those chemical and mineral changes resulting from the interaction of hot water solutions with pre-existing solid mineral phases.
Island Plutonic Suite	Geological unit composed of Jurassic intrusive rocks
Intrusive Rock	A body of rock, that while fluid, penetrated into or between other rocks, but solidified before reaching the surface.
Jurassic	The second period of the Mesozoic era thought to have covered the span of time between 190 and 135 million years ago.
km	kilometre
m	metre
Porphyry	An igneous rock containing mineral crystals that are visibly larger than other crystals of the same or different composition.
ppm	parts per million

Qualified Person

As defined in under Canadian law (National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”) an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

Sedimentary Rocks	Descriptive term for a rock formed of sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.
Veins	An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.
Au	Gold
Cu	Copper
Mo	Molybdenum
Re	Rhenium

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data and the information in the following table of IMA Exploration Inc. (the “Company”) for the years ended December 31, 2008, 2007 and 2006  was derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth and the information in the following table for the years ended December 31, 2005 and 2004 are derived from the Company’s audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”.

Reference is made to Note 15 of the 2008 consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and United States Generally Accepted Accounting Principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company considers that it has adequate resources to meet its commitments. The funds on hand will allow the company to acquire viable advance stage exploration assets. The Company may need to obtain additional financing or joint venture partners in order to initiate any such programs.  See “Item 5. Operating and Financial Review and Prospects”.

During the first quarter of 2008, the Company was paid $18,500,000 as consideration for the Navidad interest.  The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380.  The balance of $11 million was received on February 11, 2008.

Canadian Generally Accepted Accounting Principles (CDN$ in 000, except per share data)

	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Revenue	-	-	-	-	-
General Corporate Expenditures	(1,848)	(2,202)	(3,765)	(6,672)	(4,084)
Exploration Expenditures	(1,930)	(100)(a)	(4,678)(a)	(7,081)	(4,678)
Foreign Exchange Gain (Loss)	(15)	(8)	(3)	233	(195)
Interest and Miscellaneous Income	863	675	373	150	102
Provision for Marketable Securities	(475)	-	-	-	(100)
Reorganization Costs	-	-	-	-	(346)
Gain on Disposition of Mineral Properties	-	-	-	-	328
Loss from Equity Investment	(186)	-	-	-	-
Termination Benefit	(711)	-	-	-	-
Loss Allocated to Spin off Assets	-	-	-	-	(131)
Navidad recovery	-	18,314	-	-	-
Net Income (Loss) for the Year	(4,302)	16,679	(8,073)	(13,370)	(9,104)
Income (Loss) per Share from Continuing Operations	(0.08)	0.32	(0.16)	(0.29)	(0.22)
Income (Loss) per Share -Basic and Diluted	(0.08)	0.32	(0.16)	(0.29)	(0.22)
Weighted Average Number of Shares Outstanding	52,132	52,100	51,264	46,197	40,939

Working Capital	21,568	7,314	8,855	7,489	5,053
Marketable Securities	-	-	-	186	186
Capital Assets	-	-	-	-	94
Navidad Interest	-	18,500	186	-	-
Termination Benefit	712	-	-	-	-
Total Assets	22,685	26,124	9,483	8,466	5,670
Net Assets - Shareholder’s Equity	21,780	26,019	9,246	7,489	5,147

Amounts have been restated to conform to a change in accounting policy. See “Changes in accounting policies” in the Company’s Management’s Discussion and Analysis or note 2 of the consolidated financial statements for the year ended December 31, 2008, both of which are available on SEDAR at www.sedar.com.

(a)

The 2007 and 2006 General Exploration balance includes Navidad holding costs which are comprised of:

i)

costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;

ii)

costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline

	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Consolidated statements of cash flows
Operating Activities
Cash used per Canadian and US GAAP	$15,419	$(1,954)	$(8,277)	$(10,875)	$(7,410)
Investing Activities
Cash used (generated) per Canadian and US GAAP	$(15,500)	$1,687	$(920)	$(3,233)	$(1,561)

Financing activities
Cash provided per Canadian and US GAAP	-	$ 60	$9,437	$13,478	$9,297

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 15 of the accompanying consolidated audited financial statements):

(CDN$ in 000, except per share data)

	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Consolidated Statement of Operations
Income (loss) for the year under CDN and US GAAP	$(4,302)	$16,679	$(8,073)	$(13,370)	$(9,104)
Unrealized (loss) gains on available-for-sale securities	-	-	(3)	-	(387)
Comprehensive Income (loss) for the year	$(4,302)	$16,679	$(8,076)	$(13,370)	$(9,491)
Income (loss) per share under US GAAP	$(0.08)	$0.32	$(0.16)	$(0.29)	$(0.23)
Diluted Income (loss) per share under US GAAP	$(0.08)	$0.32	$(0.16)	$(0.29)	$(0.23)

	2008	2007	2006	2005	2004
Shareholders’ Equity
Balance per Canadian GAAP	$21,780	$26,019	$9,246	$7,489	$5,147
Accumulated other comprehensive income	-	-	81	84	84
Balance per US GAAP	$21,780	$26,019	$9,327	$7,573	$5,231

	2008	2007	2006	2005	2004
Mineral Properties/Navidad Interest
Balance per Canadian GAAP	-	18,500	186	-	-
Fair value	-	-	81	-	-
Balance per US GAAP	-	18,500	267	-	-

See Note 15 of the Company’s consolidated financial statements.

Exchange Rate History

The noon rate of exchange on March 31, 2009, reported by the United States Federal Reserve Bank for the conversion of Canadian dollars into United States dollars was US$0.79 (US$1.00 =1.2602 CDN$).

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended March 31, 2009.

Month	High	Low
October 2008	1.2942	1.0607
November 2008	1.2850	1.1502
December 2008	1.2971	1.1962
January 2009	1.2749	1.1822
February 2009	1.2710	1.2190
March 2009	1.2995	1.2245

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

Period	Average
January 1, 2004 - December 31, 2004	0.7682
January 1, 2005 - December 31, 2005	0.8254
January 1, 2006 - December 31, 2006	0.8818
January 1, 2007 - December 31, 2007	1.0740
January 1, 2008 - December 31, 2008	1.0660

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the United States Federal Reserve Bank.

Recently issued US GAAP accounting standards

United States Pronouncements

In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Management anticipates the adoption of this interpretation is not expected to have an effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

▪

all business acquisitions would be measured at fair value.

▪

the existing definition of a business would be expanded.

▪

pre-acquisition contingencies would be measured at fair value.

▪

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

▪

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

▪

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

▪

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

▪

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the  non-controlling interest.

▪

in accounting for business combinations achieved in stages, commonly called step  acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any     unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.

Equity Method Investment Accounting Considerations

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investee’s issuance of shares.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.

Canadian Pronouncements

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

Risk Factors

Due to the nature of the Company’s business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company’s operations (see “Item 4. Information on the Company – History and Development of the Company”):

Title to Properties Risk: .. The Company has under option mineral claims which constitute the Company's property holdings.  The ownership and validity of mining claims are often uncertain and may be contested.

The Company does not obtain title insurance for its property interests.  The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Company’s mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt.  Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease all of its activities.

Liquidity and Cash Flow:  As at the date of this annual report, the Company has not generated any revenues from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  As at March 31, 2009 the Company had working capital of approximately $21,000,000.  Management believes the Company has adequate resources to maintain its ongoing operations.  See “Item 5.  Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Exploration Stage Company:  The Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in SEC Guide 7.  The term “reserves” is defined in SEC Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” SEC Guide 7 is available from the SEC’s website at:

http://www.sec.gov/about/forms/industryguides.pdf.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into  producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of SEC Guide 7 is extremely remote.  The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.  If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

Additional Financing:  The Company presently has sufficient financial resources to meet its commitments.  The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties.  There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements.  The Company’s management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties.  These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.  The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort.  The Company may seek joint venture partners to provide funding for further work on any or all of those other properties.  Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture.  Any investments, strategic alliances or related efforts are accompanied by risks such as:

1.

the difficulty of identifying appropriate joint venture partners or opportunities;

2.

the time the Company’s senior management must spend negotiating agreements and monitoring joint venture activities;

3.

the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;

4.

potential regulatory issues applicable to the mineral exploration business;

5.

the investment of the Company’s capital or properties and the loss of control over the return of the Company’s capital or assets;

6.

the inability of management to capitalize on the growth opportunities presented by joint ventures; and

7.

the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Exploration Risks: Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive.  There can be no assurance that the Company’s efforts to identify resources will be successful.  Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities.  During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices.

Metal Price Risk:    The prices of metals greatly affect the value of the Company and the potential value of its potential properties and investments.

Financial Markets Risk:  The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.  The capital and credit markets have been experiencing extreme volatility and disruption. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. The markets have exerted extreme downward pressure on stock prices.  Our ability to access the capital markets, as a result of the financial crisis, may continue to be restricted at a time when we would like, or need, to raise capital.

Political Risk:  Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s existing assets and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Site restoration costs are a component of exploration expenses.

Project Delay Risk: The Company’s minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects.  Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents.  In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

Price Fluctuations and Share Price Volatility:  In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.48 to a low of $0.20, and experienced a fluctuation from a high of US$0.47 to a low of US$0.16 on the NYSE Alternex US (formerly the American Stock Exchange), during the 12-month period ending December 31, 2008.  There can be no assurance that continual fluctuations in price will not occur.

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

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

•

$5,000,000 bodily injury liability for each person.

•

$5,000,000 bodily injury liability for each occurrence.

•

$5,000,000 property damage liability for each occurrence.

•

$10,000 medical expense coverage, per person.

•

$10,000 medical expense coverage, per accident.

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is $5 million.  The policy is renewable on a yearly basis.

The foregoing descriptions of the Company’s insurance policies do not purport to be complete and do not cover all of the exclusions to such policies.

Management:  The Company is dependent on the services of Joseph Grosso, the President and a director of the Company.  The loss of Mr. Grosso could have an adverse affect on the Company.  Joseph Grosso provides his services to the Company through Oxbow International Marketing Corp. ("Oxbow").  The Company has entered into a consulting agreement with Oxbow.   All of the Company’s other officers are employed by Grosso Group Management Ltd. (the “Grosso Group”).  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.  The Company does not maintain "key-man" insurance in respect of any of its principals.

Dependence Upon Others:   The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including: (i) the ability of the Company to acquire properties or projects of merit; (ii) the ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (iii) the ability to discover and produce minerals; (iv) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (v) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.

Conflicts of Interest:  Several of the Company’s directors are also directors, officers or shareholders of other companies.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.

Impact of Government Regulations on the Company’s Business:  The Company’s current activities are subject to various governmental regulations in Canada.  In Canada the Company’s exploration activities occur on British Columbia Crown Land.  There are provincial and federal regulatory developments that could restrict the Company’s activities and significantly increase regulatory obligations and compliance costs with respect to the Company’s exploration activities.

The Company’s exploration programs in British Columbia are subject to federal and provincial regulations regarding environmental considerations.  All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, provincial and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, provincial or local authorities data pertaining to the effect or impact that its activities may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company’s activities.  Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as further interpretation of existing laws in Canada and British Columbia, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted.  Environmental problems known to exist at this time in Canada may not be in compliance with regulations that may come into existence in the future.  This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such a problem and could substantially reduce earnings.

At the present time, the Company’s mineral exploration activities in British Columbia are in compliance with all known environmental requirements.

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

Currency Fluctuations:  The Company's operations make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company’s financial position and results.  Certain of the Company’s expenses are denominated in U.S. dollars.  As such, the Company’s principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars.  The Canadian dollar varies under market conditions.  Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position.  The Company’s foreign subsidiaries comprise a direct and integral extension of the Company’s operations.  These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities.  Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income.  The Company does not engage in hedging activities.  See “Item 5.  Operating and Financial Review and Prospects”.

No Dividends:  The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

Penny Stock Regulation: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks".  Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  Since the Company’s shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules.    The Company’s shares will be subject to the penny stock rules until such time as (1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

Enforcement of Legal Process:  It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada.  Only one of the Company’s directors is a resident of the United States and all, or a substantial portion, of the other directors’ assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

Item 4.   Information on the Company.

History and Development of the Company

Since 1996, the Company has been engaged, through its subsidiaries, in the acquisition and exploration of mineral properties, with a primary focus in Argentina, Peru, and Canada.  The Company was incorporated in British Columbia under the Company Act (British Columbia, Canada) (the “Company Act”) on September 17, 1979, as Gold Star Resources Ltd.  On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp.  On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp.  From its date of inception to January 31, 1992, the Company was inactive.  Between January 31, 1992 and August 31, 1994, the Company was involved in the eyewear and optical products industry.  Subsequently, the Company again became inactive and began seeking a new business opportunity.  The Company filed another Altered Memorandum on February 9, 1995, to reflect its name change to International Amera Industries Corp.  On February 20, 1996, the Company filed an Altered Memorandum, changing its name to IMA Resource Corporation, and became engaged in the acquisition and exploration of mineral properties.

In September of 1995 the Company formed IMPSA Resources Corporation (“IMPSA”) in order to pursue opportunities in Peru.  At that time, exploration efforts by other companies in Peru were beginning in earnest.  Management believed Peru was a favorable country for mineral exploration due to the country’s geology and strong mining culture.  In addition, management believed that Peru was under-explored.

Management believed the amount of capital necessary to fully exploit opportunities in Peru was greater than what the Company sought to invest.  Since the Company had an ongoing exploration program in Argentina, the Company initially limited the funding of its Peruvian projects to $250,000.  The Company established IMPSA and used the Company’s $250,000 capital contribution to establish an infrastructure and initiate property reviews.  A number of consultants were retained and detailed property assessments were initiated.  The Company determined that in order to further develop IMPSA, additional funding would be required.

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution.  As a result of issuing 375,000 shares to IMPSA’s management and key employees, and the completion of two private placements (resulting in the issuance of a total of 1,528,000 common shares of IMPSA), the Company’s initial investment in IMPSA was diluted to 20.76%.  However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA.  During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company's percentage ownership of IMPSA from 20.76% to 43.81%.  In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company’s Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% owned subsidiary, to acquire IMPSA’s 80% interest in IMPSA (BVI) and IMPSA’s advances to IMPSA (BVI) of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA (BVI).  See “Item 4. Information on the Company – Organizational Structure.”  The fee was limited to a maximum of $1,400,000.  This transaction was approved by IMPSA’s shareholders on September 4, 2001.  IMPSA used the cash proceeds to retire its debt to the Company.  Rio Tabaconas (formerly known as Tamborapa), IMPSA’s principal property, is for the most part an early stage exploration property and involves a high degree of risk.

On April 3, 1996, the Company acquired IMA Holdings Corp. (“IHC”), a British Columbia company.  The acquisition of IHC by the Company resulted in the former shareholders of IHC acquiring control of the Company.  At the time of the acquisition, the Company had two common directors with IHC.  Generally accepted accounting principles required the transaction to be treated for accounting purposes as a reverse-takeover.  In accounting for this transaction:

(i)

IHC was deemed to be the purchaser and parent company for accounting purposes.  Accordingly, its net assets are included in the Company’s consolidated balance sheet at their historical book value; and

(ii)

control of the net assets and business of the Company was acquired effective April 3, 1996.  The transaction was accounted for as a purchase of the assets and liabilities of the Company by IHC at their fair values.

IHC’s primary asset was a 50% joint venture interest in Minas Argentinas (Barbados) Inc. (“Minas Barbados”).  Oro Belle Resources Corporation (“Oro Belle”), a third party, held the remaining 50% interest in Minas Barbados.  The sole asset of Minas Barbados is its 100% interest in Minas Argentinas S.A. (“MASA”).  MASA is an Argentine company whose main activity is exploration of mineral properties in Argentina.  During 1998, the Company held discussions with Oro Belle and its majority shareholder, Viceroy Resource Corporation (“Viceroy”), to restructure the arrangement and facilitate the funding of future financial requirements of MASA.

In May 1998, the Company entered into an arrangement (the “Plan of Arrangement”) with Viceroy whereby the Company agreed to exchange its 50% interest in Minas Barbados for 2,200,000 common shares of Viceroy (the “Viceroy Shares”), at a price of $2.25 per Viceroy Share (being the market value of the Viceroy Shares on the date of the transaction), a 1% net smelter returns royalty interest (the “MASA NSR”) in the mineral property interests held by MASA, and the extinguishment of all debts owing by the Company to MASA.  No value was ascribed to the MASA NSR for the purpose of calculating the total consideration received at the date of exchange.

The Company also restructured its share capital to facilitate the distribution of 1,540,000 Viceroy Common Shares to the Company’s shareholders.  The transaction was accomplished as follows:

i)

each issued and outstanding common share of the Company was exchanged for one Class A common share and one Class B preferred share (the “Preferred Shares”) of the Company;

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

In August 1999, the Company completed a private placement with Barrick Gold Corporation (“Barrick”).  Barrick was granted an option to earn an interest in either the Potrerillos or Rio de Taguas property.  The funds were spent on the drilling program on the Potrerillos property.  Proceeds were spent on further exploration of the Company’s properties in the Valle de Cura region of San Juan Province, Argentina from October 2000 to March 2001.  As a result of the private placement Barrick became the Company’s largest shareholder.  During September 2003 Barrick reduced its shareholding to 1,000,000 shares.

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

On March 29, 2004, the new British Columbia Business Corporations Act (the “BCBCA”) came into force in British Columbia and replaced the former Company Act, which is the statute that previously governed the Company.  See “Item 10. Additional Information – Memorandum and Articles of Association.”

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies.  Under the reorganization, the Company’s most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the “Navidad Properties”) continued to be owned by the Company, while the Company’s non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the “Transferred Assets”) were transferred to Golden Arrow Resources Corporation (“Golden Arrow”), a public company formed to effect the reorganization.  The Company retained the Navidad project and focused on:

1.

a significantly expanded drill program on the numerous targets within Navidad;

2.

more detailed regional exploration for Navidad style targets;

3.

pursuing a listing on major U.S. and Canadian stock exchanges;

4.

completing a bankable feasibility study on the Navidad project in a timely fashion; and

5.

exploring the Navidad related properties directly or through joint ventures.

The reorganization was implemented by a Plan of Arrangement under the BCBCA.  The Company’s shareholders and optionholders approved the Plan of Arrangement at the Company’s Annual General Meeting that was held on June 22, 2004.  All other approvals were subsequently received.

The common shares of Golden Arrow were distributed to shareholders of the Company in proportion to their shareholdings in the Company on July 7, 2004 and on the basis of one Golden Arrow share for every 10 shares of the Company held.  The reorganization was intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of the Company’s portfolio of exploration projects.

On March 5, 2004, Aquiline Resources Inc. (“Aquiline”) , through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005, and ended on December 12, 2005.  Additionally, a s a condition of the reorganization , Golden Arrow became a party to the Aquiline action. The Company provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.

On July 14, 2006 the court released its judgment on the Aquiline claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

The Order read in part:

“(a)

that Inversiones Mineras Argentinas SA (“IMA SA”) transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

  (b)

that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

  (c)

that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

  (d)

any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court.”

On October 18, 2006, the Company and Aquiline reached a definitive agreement (the “Interim Agreement”) for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court.  The parties agreed that the transactions outlined in the Interim Agreement were in satisfaction of the Order referenced above.  The principal terms and conditions of the Interim Agreement were as follows:

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

The effective date of the transfer of the Navidad project was November 16, 2006.  A copy of the Interim Agreement has been posted on the SEDAR website as one of the Company’s public documents and is titled “Interim Project Development Agreement”, and filed with the U.S. Securities and Exchange Commission on Form 6-K on October 19, 2006.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.  The Navidad property has been transferred to Aquiline.

The Company was paid $18,500,000 as consideration for these assets.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

On February 29, 2008 IMA Holdings Inc. was wound up into IMA Exploration Inc.

On August 12, 2008, the Company signed an Option Agreement with Western Copper Corporation to earn up to 70% interest in the assets of Moraga Resources Ltd. (“the Island Copper Project”) located on Vancouver Island, British Columbia, Canada.  Moraga Resources Ltd. is a wholly-owned subsidiary company of Western Copper Corporation.  The Company agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three, the Company will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Island Copper Project. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1). The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.  The Company met its $1.9 million dollar expenditure commitment in January 2009.

The Island Copper Project consists of two blocks of claims: the West and the East Blocks, which include 216 claims covering 42,669 Ha.  The Western Block formerly included the Moraga (144 claims) and Electra blocks (53 claims). The original Moraga block is subject to a 10% Net Profits Interest (NPI) in favour of BHP Billiton Diamonds Inc (BHPBD). BHPBD sold the interest to International Royalty Corp in 2005. Western Copper is obligated to pay $1,000,000 to iTech Capital Corp. sixty days after a decision is made to proceed with commercial development of the Moraga block.

The agreement is also encumbered by a prior agreement with Electra Gold Ltd. who holds the rights to explore and exploit industrial minerals on the Electra Block.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties. Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized.

As a result of this change in accounting policy, there have been no additions to mineral properties and capital assets for the fiscal years ended December 31, 2008, 2007 and 2006.  The Company has made exploration expenditures of $1,930,325, $99,589 and $4,678,096 for the years ended December 31, 2008, 2007 and 2006, respectively.   As at December 31, 2007, the Company recorded a recovery of $18,314,000 for the Navidad interest, comprised of exploration expenditures of $18,314,000 and marketable securities of $186,000 which were subject to transfer to Aquiline under the terms of the Interim Agreement.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

Planned Exploration Expenditures and Property Payments

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has approximately $21 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2009 and beyond. The Company’s reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required.

The Company is well placed to apply strict criteria to its selection and given current market conditions expects to be presented with excellent opportunities for one or more acquisitions on which to act.

The Company considers that it has adequate resources to maintain its contemplated operations .. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to identify and acquire future properties.  There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements.  The failure to obtain such financing or joint venture agreements could result in the Company being unable to identify and acquire future properties.  See “Item 4. Information on the Company - History and Development of the Company, and Item 3. Key Information – Risk Factors – Additional Financing; and Exploration Risks”.

Business Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flow.  As of the date of this annual report, the Company is an exploration stage company and has not generated any revenues from mining operations.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties.  Further exploration and evaluation will be required before a final determination as to the economic and legal feasibility of any of the properties is determined.

Government Regulations

The Company’s operations are subject to certain governmental laws and regulations.  See “Item 3. Key Information - Risk Factors - Foreign Countries and Regulatory Requirements”, “Item 3. Key Information - Risk Factors - Impact of Government Regulations on the Company’s Business” and “Item 3. Key Information - Risk Factors - Environmental Regulations.”

Organizational Structure

The Company has one direct wholly-owned subsidiary, IMA Latin America Inc. (“IMA Latin America”), a British Virgin Islands company.

IMA Latin America has one direct wholly-owned subsidiary, Punto Dorado SA, an Argentinean company.

The Company’s current corporate structure is depicted below.  See “Item 4. Information on the Company - History and Development of the Company.”

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

IMA Exploration Inc. (CANADA)

IMA Latin America Inc. (BVI)

Punto Dorado S.A. (ARGENTINA)

Property, Plant and Equipment

The Company’s principal business is the acquisition and exploration of mineral properties.  As of the date of this annual report, the Company’s has a group of claims under option agreement (“the Island Copper Project”) and the Company’s operations are exploratory in nature.  See “Item 4. Information on the Company - History and Development of the Company.”

Principal Properties

Canada

Island Copper Project

Location and Access

The Island Copper Project is located on northern Vancouver Island in the province of British Columbia (“B.C.”), Canada.  It is centred near the village of Coal Harbour and is 15 kilometres south of the full service community of Port Hardy.  It lies between 50° 33’ and 50° 42’ North latitude and between 127° 11’ and 128° 02’ West longitude.  The tenure of the project consists of two separate blocks of mixed legacy and cell mineral claims, referred to as the West Block and the East Block, each forming contiguous claim blocks.

Provincial Highway 19 provides year round access to the East Block from Port McNeil and Port Hardy, as does Highway 37 from the junction with Highway 19 to Port Alice.  The publicly maintained and paved Coal Harbour Road and the unpaved Holberg Road provide year round access to the West Block.  A vast network of privately maintained or un-maintained logging roads provides access to most the Island Copper Project through negotiated road use agreements with forestry tenure holders.  Travel time by road from most areas of the project to Port Hardy is less than 1 hour.

The following map identifies the location of the Island Copper Project:

The surface rights over most of the Island Copper Project are held by the B.C. government as crown land.  Small parcels of surface rights are privately held within the area of the Project, mainly at or near the village of Coal Harbour.  Forestry tenures and logging roads cover most of the Project area, and are held and managed by two divisions of Western Forest Products Ltd.:  the eastern 80% by the Port McNeil Division, and the western 20% by the Holberg Division.  In 2008, the Company entered into two separate road use agreements, one with each of the two divisions of Western Forest Products, to facilitate road access to the Hushamu (Port McNeil) and Northwest Expo (Holberg) target areas.  The Company was also required to obtain a Mining Free Use Permit from the B.C. Ministry of Forest and Range prior to undertaking road rehabilitation work in the area of the Hushamu target.

Most of the Project occurs within the traditional lands of the Quatsino First Nation (“Quatsino”), whose primary residential community is Quatsino, located immediately north of and adjacent to Coal Harbour.  The Quatsino also own the surface rights and remaining infrastructure facilities of the past producing Island Copper Mine.  In July 2008, the Company entered into a lease agreement with the Quatsino to rent a building at the former mine as an office and core facility.

Similar to elsewhere in British Columbia, no permit is required for non-mechanized exploration, but a valid permit is required to undertake any mechanized work on the Island Copper Property.  Such permits are issued by the Inspector of Mines at the Victoria-based Southwest Regional Office, Health and Safety Branch, Mining and Minerals Division, B.C. Ministry of Energy, Mines and Petroleum Resources.  This requires submission of a Notice of Work and Reclamation Application, which should take approximately one month to process, but commonly takes much longer.  In 2008, the permit was received by the Company in October for the application submitted in July, or approximately 3 months.

In addition, owners of the surface rights if privately held must be notified in advance of any mining exploration activity on their land, and fairly compensated for any damages inflicted to the surface rights, by the mineral tenure holder.  It is generally considered good protocol for explorationists working in British Columbia to notify anyone with specific local interests prior to undertaking any exploration programs.  In the case of the Island Copper Project, the Company notified forestry tenure holders, First Nations bands, and local communities in advance of the 2008 program, and has maintained a good working relationship with all these groups.

Mineral Titles Included in the Island Copper Project

The Island Copper Project is comprised of 216 mineral claims covering a total of 42,669 hectares, all of which are in good standing until August 5, 2011 or later.  All the claims are held by Moraga Resources Ltd. (owner ID 135925), a wholly-owned subsidiary company of Western Copper Corporation.   The claims are described in the table below.

Tenure Number	Claim Name	Owner	Tenure Type	Tenure Sub Type	Map Number	Issue Date	Good To Date	Status	Area (ha)
229789	EXPO 1013 FR.	135925 (100%)	Mineral	Legacy	092L	1983/aug/22	2011/aug/05	GOOD	25
229790	EXPO 1014 FR.	135925 (100%)	Mineral	Legacy	092L	1983/aug/22	2011/aug/05	GOOD	25
229791	EXPO 1015 FR.	135925 (100%)	Mineral	Legacy	092L	1983/aug/22	2011/aug/05	GOOD	25
231651	HEP #36	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231667	HEP #54	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231668	HEP #55	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231669	HEP #56	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231671	HEP #58	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231672	HEP #59	135925 (100%)	Mineral	Legacy	092L	1966/sep/20	2011/aug/05	GOOD	25
231933	EXPO 190	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231934	EXPO 191	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231961	EXPO 218	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231963	EXPO 220	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231965	EXPO 222	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231966	EXPO 223	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231968	EXPO 225	135925 (100%)	Mineral	Legacy	092L	1967/oct/10	2011/aug/05	GOOD	25
231980	EXPO 227	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231982	EXPO 229	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231984	EXPO 231	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231990	EXPO 237	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231991	EXPO 238	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231995	EXPO 242	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
231997	EXPO 244	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232000	EXPO 247	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232001	EXPO 248	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232002	EXPO 249	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232004	EXPO 251	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232005	EXPO 252	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232006	EXPO 253	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232007	EXPO 254	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232008	EXPO 255	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232011	EXPO 258	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232015	EXPO 262	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232017	EXPO 264	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232019	EXPO 266	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232020	EXPO 267	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232021	EXPO 268	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232022	EXPO 269	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232024	EXPO 271	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232025	EXPO 272	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232026	EXPO 273	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232027	EXPO 274	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232028	EXPO 275	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232030	EXPO 278	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232037	EXPO 285	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232041	EXPO 289	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25

232044	EXPO 292	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232045	EXPO 293	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232046	EXPO 294	135925 (100%)	Mineral	Legacy	092L	1967/oct/19	2011/aug/05	GOOD	25
232105	EXPO 312	135925 (100%)	Mineral	Legacy	092L	1967/nov/13	2011/aug/05	GOOD	25
232107	EXPO 314	135925 (100%)	Mineral	Legacy	092L	1967/nov/13	2011/aug/05	GOOD	25
232220	EXPO 326	135925 (100%)	Mineral	Legacy	092L	1967/dec/18	2011/aug/05	GOOD	25
232228	EXPO 504 FR	135925 (100%)	Mineral	Legacy	092L	1967/dec/18	2011/aug/05	GOOD	25
232275	EXPO 1008 FR	135925 (100%)	Mineral	Legacy	092L	1968/dec/05	2011/aug/05	GOOD	25
232276	EXPO 1011 FR	135925 (100%)	Mineral	Legacy	092L	1968/dec/05	2011/aug/05	GOOD	25
232277	EXPO 1012 FR	135925 (100%)	Mineral	Legacy	092L	1968/dec/05	2011/aug/05	GOOD	25
232306	DON 9 FR.	135925 (100%)	Mineral	Legacy	092L	1969/nov/21	2011/aug/05	GOOD	25
232307	DON 10 FR.	135925 (100%)	Mineral	Legacy	092L	1969/nov/21	2011/aug/05	GOOD	25
232308	DON 11 FR.	135925 (100%)	Mineral	Legacy	092L	1969/nov/21	2011/aug/05	GOOD	25
232309	DON 12 FR.	135925 (100%)	Mineral	Legacy	092L	1969/nov/21	2011/aug/05	GOOD	25
232310	DON 13 FR.	135925 (100%)	Mineral	Legacy	092L	1969/nov/21	2012/aug/05	GOOD	25
371777	APPLE BAY THREE	135925 (100%)	Mineral	Legacy	092L	1999/sep/18	2011/aug/05	GOOD	200
374744	APPLE BAY FOUR	135925 (100%)	Mineral	Legacy	092L	2000/mar/11	2011/aug/05	GOOD	400
377240	APPLE BAY TWO	135925 (100%)	Mineral	Legacy	092L	2000/may/17	2011/aug/05	GOOD	500
394718	APPLE BAY NINETEEN	135925 (100%)	Mineral	Legacy	092L	2002/jul/05	2011/aug/05	GOOD	500
398335	APPLE BAY TWENTY	135925 (100%)	Mineral	Legacy	092L	2002/nov/16	2011/aug/05	GOOD	500
402033	APPLE BAY TWENTY-THREE	135925 (100%)	Mineral	Legacy	092L	2003/apr/26	2011/aug/05	GOOD	400
402037	APPLE BAY TWENTY SEVEN	135925 (100%)	Mineral	Legacy	092L	2003/apr/29	2011/aug/05	GOOD	250
402513	NORTHWEST 900	135925 (100%)	Mineral	Legacy	092L	2003/may/27	2011/aug/05	GOOD	250
405216	NORTHWEST 901	135925 (100%)	Mineral	Legacy	102I	2003/sep/19	2011/aug/05	GOOD	25
501677		135925 (100%)	Mineral	Cell	092L	2005/jan/12	2011/aug/05	GOOD	81.854
506021	Wanakana Central	135925 (100%)	Mineral	Cell	092L	2005/feb/06	2011/aug/05	GOOD	348.306
509465	mo 1	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.267
509466	mo 2	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.523
509467	mo 3	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.264
509468	mo 4	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.519
509469	mo 5	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.26
509470	mo 6	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.514
509471	mo 7	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.263
509472	mo 8	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.517
509474	mo 9	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.262
509475	mo 10	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.521
509476	mo 11	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.256
509479	mo 12	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.52
509480	mo 13	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.247
509481	mo 14	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.517
509482	mo 15	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.237
509483	mo 16	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.509
509485	mo 17	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.234
509486	mo 18	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.508
509487	mo 19	135925 (100%)	Mineral	Cell	092L	2005/mar/23	2011/aug/05	GOOD	492.369
512085	FILL 1	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.669

512087	FILL 2	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.897
512088	FILL 3	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	143.38
512089	FILL 4	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.951
512091	FILL 5	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.956
512092	FILL 6	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.075
512093	FILL 7	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.204
512094	FILL 8	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.233
512095	FILL 9	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	163.886
512096	FILL 10	135925 (100%)	Mineral	Cell	092L	2005/may/05	2011/aug/05	GOOD	512.77
512102	FILL 11	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	225.594
512103	FILL 12	135925 (100%)	Mineral	Cell	092L	2005/may/05	2011/aug/05	GOOD	123.051
512104	FILL 13	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	430.721
512105	FILL 14	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	328.072
512107	FILL 15	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	61.509
512108	FILL 15	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.246
512109	FILL 16	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.216
512110	FILL 17	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.954
512111	FILL 18	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.845
512113	FILL 18	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	512.037
512114	FILL 19	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	511.872
512115	FILL 20	135925 (100%)	Mineral	Cell	102I	2005/may/05	2012/feb/03	GOOD	368.512
512116	FILL 21	135925 (100%)	Mineral	Cell	102I	2005/may/05	2012/feb/03	GOOD	225.109
512117	FILL 22	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	122.759
512118	FILL 23	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	164.174
512120	FILL 24	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	245.798
512122	FILL 25	135925 (100%)	Mineral	Cell	092L	2005/may/05	2012/feb/03	GOOD	245.745
512952		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	81.972
512963		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	81.972
512964		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	81.971
512966		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	61.479
512967		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	61.478
512968		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	61.471
512972		135925 (100%)	Mineral	Cell	092L	2005/may/18	2016/aug/05	GOOD	81.949
512980		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.933
512983		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.948
512984		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.969
512986		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.96
512988		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.961
512989		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.48
512990		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.964
512993		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.969
512994		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.957
512996		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.957
512999		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.973
513006		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.49
513013		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.967
513026		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.486
513053		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	61.439
513057		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.957
513060		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.964
513062		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.97
513065		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	61.458
513066		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.487
513067		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.957
513068		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.965
513071		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.951
513072		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.934
513075		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	61.443

513076		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.961
513077		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.48
513078		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.934
513080		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.487
513082		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.957
513086		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.479
513087		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.953
513089		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.953
513090		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.957
513091		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	61.432
513092		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.95
513093		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.896
513094		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	81.881
513104		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	20.471
513107		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.948
513108		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	40.962
513109		135925 (100%)	Mineral	Cell	092L	2005/may/19	2016/aug/05	GOOD	184.29
513172		135925 (100%)	Mineral	Cell	092L	2005/may/21	2016/aug/05	GOOD	40.981
513183	CONNECT01	135925 (100%)	Mineral	Cell	092L	2005/may/22	2011/aug/05	GOOD	225.529
513758	RED DOG NORTH	135925 (100%)	Mineral	Cell	092L	2005/jun/01	2011/aug/05	GOOD	429.609
513760	HEP 2.2	135925 (100%)	Mineral	Cell	092L	2005/jun/01	2011/aug/05	GOOD	20.464
513909		135925 (100%)	Mineral	Cell	092L	2005/jun/03	2011/aug/05	GOOD	511.699
513910		135925 (100%)	Mineral	Cell	092L	2005/jun/03	2011/aug/05	GOOD	347.912
513911		135925 (100%)	Mineral	Cell	092L	2005/jun/03	2011/aug/05	GOOD	61.383
513912		135925 (100%)	Mineral	Cell	102I	2005/jun/03	2011/aug/05	GOOD	40.921
513913		135925 (100%)	Mineral	Cell	102I	2005/jun/03	2011/aug/05	GOOD	20.461
513914		135925 (100%)	Mineral	Cell	092L	2005/jun/03	2011/aug/05	GOOD	81.853
513926		135925 (100%)	Mineral	Cell	092L	2005/jun/04	2011/aug/05	GOOD	286.505
513927		135925 (100%)	Mineral	Cell	092L	2005/jun/04	2011/aug/05	GOOD	409.297
513929		135925 (100%)	Mineral	Cell	092L	2005/jun/04	2011/aug/05	GOOD	430.364
513930		135925 (100%)	Mineral	Cell	092L	2005/jun/04	2011/aug/05	GOOD	389.316
513931		135925 (100%)	Mineral	Cell	092L	2005/jun/04	2011/aug/05	GOOD	696.946
515275		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	470.906
515276		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	655.547
515277		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	245.854
515278		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	655.917
515279		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	184.473
515280		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	471.442
515281		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	614.929
515282		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	676.187
515283		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	553.442
515284		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	902.618
515285		135925 (100%)	Mineral	Cell	092L	2005/jun/25	2011/aug/05	GOOD	102.424
515313		135925 (100%)	Mineral	Cell	092L	2005/jun/26	2011/aug/05	GOOD	163.85
515593		135925 (100%)	Mineral	Cell	092L	2005/jun/30	2011/aug/05	GOOD	656.144
515594		135925 (100%)	Mineral	Cell	092L	2005/jun/30	2011/aug/05	GOOD	164.031
515595		135925 (100%)	Mineral	Cell	092L	2005/jun/30	2011/aug/05	GOOD	615.08
515596		135925 (100%)	Mineral	Cell	092L	2005/jun/30	2011/aug/05	GOOD	451.075
516074		135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	553.632
516075		135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	102.382
516076		135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	245.871
516077		135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	389.645
516078		135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	286.991
516079	QUATSE LAKE TOO	135925 (100%)	Mineral	Cell	092L	2005/jul/05	2011/aug/05	GOOD	143.488
516081		135925 (100%)	Mineral	Cell	102I	2005/jul/05	2011/aug/05	GOOD	491.182
516527		135925 (100%)	Mineral	Cell	092L	2005/jul/09	2011/aug/05	GOOD	163.942

516529	APPLE BAY 9PLUS	135925 (100%)	Mineral	Cell	092L	2005/jul/09	2011/aug/05	GOOD	20.49
516930	NORTH RG	135925 (100%)	Mineral	Cell	092L	2005/jul/11	2011/aug/05	GOOD	204.535
517055	NEW 402513	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	143.2
517076	NEW RD	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	20.462
517123	RD NORTHEAST	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	204.601
517213	HOLBERG	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	143.523
517236	NUMMMIS	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	41.018
517541	APPLE BAY TEN	135925 (100%)	Mineral	Cell	092L	2005/jul/12	2011/aug/05	GOOD	20.508
518531		135925 (100%)	Mineral	Cell	092L	2005/jul/29	2012/feb/03	GOOD	511.762
525702	HUSHAMU NORTHEAST	135925 (100%)	Mineral	Cell	092L	2006/jan/17	2011/aug/05	GOOD	307.117
Total	216 Claims								42669

The Company has not found any “reserves” on the Island Copper Project, as that term is defined in SEC Guide 7.

Agreements

 See “Item 4. Information on the Company – History and Development of the Company” for a description of the Agreements under which the Company acquired its interest in the Island Copper Project.

As of December 31, 2008, the Company had expended $Nil in acquisition costs and $1,767,014 in exploration expenses on the Island Copper Project.

Regional and Local Geology

The Island Copper Project is situated along the “Northern Island Copper Belt” on Vancouver Island, British Columbia.  The Project covers over 50 kilometre strike length of the belt, and is underlain mainly by Jurassic volcanic rocks of the Bonanza Group and rocks of the Island Plutonic Suite.  There are at least seven known mineral occurrences of porphyry and related types containing copper-gold-molybdenum-rhenium on the Project.  The Hushamu, Northwest Expo, Cougar, Hep, South McIntosh, Pemberton Hills targets are located on the West Block and the Rupert target on the East Block of the project.

History

Exploration in the Island Copper Project area started in the early 1900’s with reported occurrences of limonite (bog iron and polymetallic veins.  In 1962, a magnetic survey funded by the federal and provincial governments was flown over the area leading to the identification of a northwesterly-trending magnetic belt north of Holberg and Rupert Inlets.  This survey initiated exploration of the belt leading to the discovery by Utah Construction and Mining Company (“Utah”) of the Island Copper Mine which is located between the West and East Blocks of the Island Copper Project.  The mine entered production in 1971 and operated until 1995, producing 345 million metric tonnes (t) of ore with average grades of 0.41% copper, 0.017% molybdenum, 0.19 ppm gold and 1.4 ppm silver.

The table below summarizes past exploration on the Island Copper Project from initial staking by Utah of mineral claims included in the current tenure.

DATE	COMPANY	EXPLORATION AND TARGET AREAS*
1966 to 1987	Utah Construction & Mining Company

- Geological mapping, soil sampling, geophysics and drilling leading to the discovery of the Hushamu deposit; initial  resource estimate

- Drilling of the Hep target area

- Drilling in the Hushamu and Hep Creek valleys

- Drilling of the McIntosh Mountain and Pemberton Hills

- Drilling of the Rupert Stock

1987 to 1994	Moraga Resources Ltd.

- Geological mapping and soil sampling

- Drilling of the Hushamu deposit and nearby McIntosh Mountain

- New resource estimate for the Hushamu deposit

- Metallurgical study, ore transport alternatives study

 and preliminary mining study for the Hushamu deposit

1993 to 1997	Jordex Resources Inc.	- Drilling of the NW Expo zone with BHP Minerals - Geophysical survey of NW Expo area
1993	BHP Minerals	- Drilling of the Rupert Stock and two other anomalies on the East Block.
2002-2003	CRS Copper Resources Corp.	-Resource estimate for the Hushamu deposit
2003 to 2006	Lumina Copper Corp.	- Digital compilation - Helidopter-borne geophysics - Drilling at Hushamu, Cougar, NW Expo and Rupert targets
2006 to 2008	Western Copper Corporation	- Drilling of NW Expo and Cougar zones

*Current targets include: Hushamu, Northwest Expo, Cougar, Hep, South McIntosh, Pemberton Hills on the West Bloc and the Rupert target on the East Block.

Exploration Program

During the fall of 2008, IMA completed an initial drilling program at 2 of the 7 known mineral occurrences on the project:  Northwest Expo and Hushamu.  The program consisted of 13 holes of HQ size core drilling totaling 5,123 metres, with 11 holes totaling 4,610 metres drilled at Northwest Expo and 2 holes totaling 513 metres at Hushamu.

Drilling of the Northwest Expo target was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program.  The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad.  At Hushamu, drilling was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs.  The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad.

Survey data of the 2008 drilling program is summarized in the table below.

DRILL HOLE NO*	EASTING (m)	NORTHING (m)	COLLAR ELEVATION (m)	AZIMUTH (deg)	INCLINATION (deg)	DEPTH (m)
EC08-248	569172	5619689	468	272	87	594
EC08-249	569869	5619941	319	266	85	209
EC08-250	569172	5619689	468	272	64	581
EC08-251	569869	5619941	319	266	60	539
EC08-252	569353	5619463	434	274	87	488
EC08-253	569868	5619943	319	88	60	173
EC08-254	569352	5619463	434	279	66	475
EC08-255	570061	5619716	258	272	86	386
EC08-257	570061	5619716	258	271	59	529
EC08-259	569936	5619434	240	276	87	234
EC08-261	569936	5619434	240	276	69	402
HI08-08	580403	5614364	325	183	87	316
HI08-03	580912	5614209	319	264	86	197

*EC drill holes refers to the Northwest Expo target and HI refers to the Hushamu deposit

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north.  The drilling program was successful in delineating both the northern down-dip extent and the eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western Property boundary.  Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone.  Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy similar to epithermal mineral deposits.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper and gold.  Sufficient size and grades have been established to warrant a pre-feasibility study.  From the limited drilling completed in 2008, the values and distribution of molybdenum and particularly rhenium within and peripheral to the zone appear to be persistent and correlate well with copper and gold.

Reported intercepts from the Company 2008 drilling are summarized in the table below.

Target	Hole No.		Interval (m)	Length (m)	Au (ppm)	Cu (%)	Mo (%)	Re (ppm)
NW Expo	EC08-248		267 – 367	100	0.052	0.003	0.003	0.215
		including	267 – 271	4	0.026	0.002	0.022	0.561
NW Expo	EC 08-250		291 – 487	196	0.149	0.009	0.019	1.222
		including	299 – 313	14	0.074	0.003	0.031	1.280
		and	381 – 473	92	0.218	0.015	0.030	2.210
		or	413 – 433	20	0.299	0.017	0.045	1.987
		and	445 – 471	26	0.152	0.011	0.036	4.806
NW Expo	EC 08-252		165 – 455	290	0.227	0.026	0.016	0.490
		including	165 – 267	102	0.121	0.006	0.020	0.754
		and	215 – 231	16	0.172	0.009	0.037	1.725
		and	329 – 453	124	0.299	0.053	0.017	0.359
		or	359 – 391	32	0.554	0.092	0.010	0.191
		and	417 – 443	26	0.114	0.029	0.035	0.230
NWExpo	EC08-254		194 – 432	238	0.606	0.084	0.010	0.264
		including	238 – 402	164	0.817	0.119	0.011	0.367
		or	272 – 288	16	1.123	0.127	0.017	0.661
		and	298 – 402	104	0.982	0.151	0.007	0.277
		and	326 – 362	36	1.295	0.246	0.007	0.173
Hushamu	HI08-03		10.7 – 190	179.3	0.471	0.423	0.011	0.436
		including	28 – 102	74	0.655	0.469	0.008	0.391
		or	28 – 190	162	0.475	0.438	0.011	0.421
Hushamu	EC08-08		8 – 172	164	0.505	0.303	0.007	0.419

After receiving the positive results from the 2008 work program, the Company’s technical team is integrating the information into the project database to assist in determining the appropriate next steps for the project.  The Company’s management is also currently determining how the Island Copper Project fits into the context of the ongoing corporate strategy of the Company.

Argentinean Properties

As described in “Item 4. Information on the Company - History and Development of the Company,” the Company no longer has an interest in its former Argentinean Properties.

During the fiscal years ending December 31, 2008, 2007 and 2006 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Navidad Interest Recovery	Exploration Expensed in Fiscal Year (a)
December 31, 2006	$ Nil	$4,990,445
December 31, 2007	$ 18,314,000	$209,255
December 31, 2008	$ Nil	$1,930,325

(a)

In fiscal 2007, this amount includes $109,666 (2006 - $312,349) in Navidad holding costs which is comprised of:

(i)

costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and

(ii)

costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline.

Principal Office

The Company’s principal and registered office is located at #709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, telephone 604-687-1828.  On January 1, 2005 the Company engaged the Grosso Group to provide office facilities and management services.  See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Item 4A.  Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2008, 2007 and 2006, respectively, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

Critical Accounting Policies

Reference should be made to significant accounting policies contained in Note 4 of the December 31, 2008 consolidated financial statements of the Company attached hereto.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Legal Proceedings

On March 5, 2004, Aquiline, through its subsidiary, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages.  The trial was held in Vancouver British Columbia commencing in October 2005 and ended on December 12, 2005.

On July 14, 2006 the court released its judgment on the Aquiline claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.   As a result, the Navidad property has been transferred to Aquiline.   See “Item 4. Information on the Company - History and Development of the Company.”

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

Mineral Properties

Consistent with the Company’s accounting policy disclosed in Note 2 and 4 of the December 31, 2008 consolidated financial statements attached hereto, direct costs related to the acquisition of mineral properties held or controlled by it are capitalized on an individual property basis.  It is the Company’s policy to expense any exploration expenditures or associated costs to projects or properties.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. See “Item 3. Key Information - Risk Factors.”

The Company’s consolidated financial statements were prepared on a going concern basis which assumes that it will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in Note 15 of the consolidated financial statements of the Company included herein.  The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past three years , as the Company has had no income or net sales revenue during such period ..

The Company and its subsidiaries’ functional currency is the Canadian dollar.  The majority of the Company’s cash deposits and accounts are in Canadian funds.  The Canadian dollar varies under market conditions, the continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position. See “Item 3. Key Information - Risk Factors - Currency Fluctuations”.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company’s accounting policy under Canadian and US GAAP is to defer all direct costs related to the acquisition of mineral properties held or controlled by the Company and to expense all exploration relating to proven and unproven mineral properties and incurred.  When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.  At December 31, 2008 the Company had $Nil acquisition costs deferred. At December 31, 2007 the Company recorded $18,314,000 as a recovery of Navidad exploration expenditures with a corresponding entry to Navidad Interest receivable; this amount was received in January and February 2008. At December 31, 2006, the Company had $Nil acquisition costs capitalized.

During the year ended December 31, 2008, there was no exercise of options, warrants or agents warrants.   As of December 31, 2008, the Company had reserved 1,666,670 common shares (2007 – 3,271,070; 2006 – 3,504,404) for issuance upon the exercise of outstanding warrants.

During the year ended December 31, 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant without payment of any additional consideration. All special warrants were converted into common shares and common share purchase warrants on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents’ warrants, representing 6% of the number of special warrants issued. Each agents’ warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.  As of February 28, 2007 no common share purchase warrants or agents’ warrants had been exercised.  During the year ended December 31, 2006, 335,000 common shares were issued on exercise of options for proceeds of $280,950.

Cash on hand and short-term investments at March 31, 2009 were approximately $21,000,000.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 should be read in conjunction with the consolidated financial statements of the Company attached hereto and related notes included therein.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008, the Company reported a consolidated loss of $4,301,910 ($0.08 loss per share), a decrease of $20,980,742 from the income of $16,678,832 ($0.32 earnings per share) for the year ended December 31, 2007.  The increase in the loss in 2008, compared to the 2007 amount, can primarily be attributed to a $1,476,385 increase in operating expenses and a decrease of $19,504,357 from other income items.

The Company’s operating expenses for the year ended December 31, 2008 were $3,778,385, a increase of $1,476,385 from $2,302,000 in 2007.

Exploration expenditures increased to $1,930,325 in 2008 compared to $99,589 in 2007 as the Island Copper project commenced in 2008. Professional fees decreased by $787,939 to $234,382 in 2008, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action in 2007 which were not repeated in 2008.  The Company’s 2008 legal fees primarily consist of costs related to the appeal to the British Columbia Court of Appeal in and the application of leave to appeal to the Supreme Court of Canada.  In 2008 the Company recorded non-cash stock-based compensation of $62,900 compared to $34,421 in 2007, for stock options granted to its employees, consultants and directors.

Other notable changes in the operating expenses are:

(i)

Administrative and management services increased by $59,681 primarily as a result of increased fees paid for the services of consultants and the president of the Company. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

(ii)

Consulting costs were $232,000 in 2008 compared to $Nil in 2007 as a result of the Company actively searching for possible mergers and acquisitions during the year.

(iii)

Rent, parking and storage increased by $59,635 in 2008 due to increased activity during the year.

(iv)

Salaries and employee benefits increased by $106,455 to $350,792 in 2008 compared to $244,337 in 2007 due to increased activity during the year.

(v)

Navidad holding costs decreased $109,666 to $Nil. These were costs incurred in 2007 in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline.

In 2008 the Company recorded interest income of $863,416 compared to $675,156 in 2007. A loss of $14,758 for foreign exchange was recorded in 2008 compared to loss of $8,324 in 2007.  In addition the Company recorded an other than temporary write-down on marketable securities in the amount of $474,810 and a loss of $117,699 on its held-for-trading investment.

The Company has accounted for the investment in Blue Sky Uranium Corp. using the equity method.  Blue Sky has a December 31st year end and is under common management. During 2008 the Company recorded a $68,174 loss resulting from accounting for the investment.

As at December 31, 2008 the Company accrued $711,500 relating to bonus and termination benefits due to the President of the Company under a contractual arrangement (see “Related party transactions”).

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the year ended December 31, 2007, the Company reported consolidated income of $16,678,832 ($0.32 earnings per share), a increase of $24,751,616 from the loss of $8,072,884 ($0.16 loss per share) for the year ended December 31, 2006.  The decrease in the loss in 2007, compared to the 2006 amount, can primarily be attributed to a $6,141,028 decrease in operating expenses and an increase of income $18,610,688 from other income items.

The Company’s operating expenses for the year ended December 31, 2007 were $2,302,000, a decrease of $6,141,028 from $8,443,028 in 2006.

Professional fees decreased $101,823 to $1,022,321 in 2007, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action.  The Company’s 2007 legal fees primarily consist of costs related to the appeal to the British Columbia Court of Appeal in and the application of leave to appeal to the Supreme Court of Canada.  In 2007 the Company recorded non-cash stock-based compensation of $34,421 compared to $393,120 in 2006, for stock options granted to its employees, consultants and directors.

Other notable changes in the operating expenses are:

(i)

Administrative and management services decreased by $252,352 primarily as a result of decreased fees paid for the services of the president of the Company which included a bonus of $150,000 paid in 2006. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions

(ii)

Corporate development and investor relations decreased by $160,962 primarily as a result of the Company’s termination of its third-party investor relation contracts in 2006 as well as decreased investor relations activity during the year.

(iii)

Exploration decreased by $4,578,507, as the 2006 expenses included expenditures incurred for Navidad.

(iv)

Office and sundry increased by $56,307 as a result of increased insurance purchased during the year.

(v)

Salaries decreased $408,193 to $244,337 in 2007 due to a decrease in activity levels and bonuses paid in 2006 totalling $100,000.

(vi)

Travel and accommodation decreased $58,162 due to decreased activity during the year.

(vii)

Navidad holding costs decreased $202,683 to $109,666. These are costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline. The Company expensed all Navidad related holding costs from September 30, 2006 onwards.  In 2006 the

Company funded costs during the transfer of the Navidad project in October and November. As the full amount of the costs agreed to, between the Company and Aquiline, were received ($18,500,000) a recovery of overhead costs in the amount of $550,479 was recorded in 2007.

In 2007 the Company recorded interest income of $675,156 compared to $373,009 in 2006. As a result of the transfer of $7.5 million amount of funds in trust on January 8, 2008 interest of $341,380 was recorded in 2007. A loss of $8,324 for foreign exchange was recorded in 2007 compared to loss of $2,865 in 2006. In addition the Company also recorded $18,314,000 as a recovery of Navidad interest.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

For the year ended December 31, 2006, the Company reported a consolidated loss of $8,072,884 ($0.16 loss per share), a decrease of $5,297,482 from the loss of $13,370,366 ($0.29 loss per share) for the year ended December 31, 2005.  The decrease in the loss in 2006, compared to 2005 amount, can primarily be attributed to a $5,310,698 decrease in operating expenses.

The Company’s operating expenses for the year ended December 31, 2006 were $8,443,028, a decrease of $5,310,698 from $13,753,726 in 2005.

Professional fees decreased $1,088,046 to $1,124,144 in 2006, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action during and preceding the initial trial in 2005.  The Company’s 2006 legal fees primarily consist of costs incurred in preparing and proceeding with the appeal of the Aquiline judgment and costs relating to the establishment of the Interim Agreement. In 2006 the Company recorded non-cash stock based compensation of $393,120 compared to $2,960,000 in 2005, for stock options granted to its employees, consultants and directors, of which $393,120 is included in expenses in 2006 compared to $1,800,000 in 2005.

Other notable changes in the operating expenses are:

(i)

Administrative and management services increased by $166,725 primarily as a result of increased fees paid for the services of the president of the Company (see discussion on related party transactions below).

(ii)

Corporate development and investor relations decreased by $167,759 primarily as a result of the Company’s termination of its third-party investor relation contracts in 2006.

(iii)

Exploration decreased by $2,403,310 as a result of less expenditures incurred on Navidad project.

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

Liquidity and Capital Resources

The Company’s cash position at December 31, 2008 was $102,706, a decrease of $80,922 from December 31, 2007.  Short-term investments increased $14,534,307 to $21,347,769 at December 31, 2008 from $6,813,462 at December 31, 2007.  Total assets decreased to $22,684,599 at December 31, 2008 from $26,124,490 at December 31, 2007.  This decrease is mainly due to the decreased cash and short-term investments.

During fiscal 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents’ warrants, representing 6% of the number of special warrants issued. Each agent’s warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.  At December 31, 2008, no common share purchase warrants or agent’s warrants had been exercised.

Stock options were exercised which resulted in cash proceeds of $Nil during 2008, compared to $59,500 during 2007.  No warrants were exercised in 2008 or 2007.

The Company has received $Nil from the exercise of options and warrants from January 1 to February 28, 2009.  As at February 28, 2009, the Company had working capital of approximately $21 million.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.  The Company will continue to rely on successfully completing additional equity financing to identify, acquire and conduct exploration and development of mineral exploration projects.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2009 through December 31, 2009.

Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations	1,900,000	1,900,000*	-	-	-
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected in the Company’s Balance Sheet under the GAAP of the Primary Financial Statements	-	-	-	-	-
Total	1,900,000	1,900,000	-	-	-

* Subsequent to year ended December 31, 2008 the Company met its $1.9 million expenditure commitment

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report, are as follows:

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
JOSEPH GROSSO President, Chief Executive Officer and Director Age 70	Director, President and CEO of the Company since February 1990.	Director, President and CEO since February 1990 to present.
NIKOLAOS CACOS Vice President; Corporate Secretary Age 42	President, CEO and director of Panthera Exploration Inc, a public British Columbia company, since April 2000; President of Cacos Consulting Ltd., since April 2001	Vice President since June 2005 to present; Corporate Secretary June 1998 to January 2005, and from February 3, 2009 to present.
SEAN HURD Vice President, Corporate Communications Age 42	Corporate Communications Manager for the Grosso Group since 2005 and for the Company from February 1999 to present.	Vice President, Corporate Communications since March 2005 to present. Director September 2000 to October 2004.
ROBERT STUART (TOOKIE) ANGUS Director Age 60

Independent Business Adviser to the mining industry since January 2006.  Managing Director, Mergers and Acquisitions, Endeavour Financial Ltd., November 2003 to December  2005.  Partner in law firm, Fasken Martineau DuMoulin LLP from February 2001 to October 2003.

Director since May 2003 to present.

DAVID TERRY Director, Vice President, Exploration Age 43

Vice President for the Company from June 2004 to present.  Vice President, Exploration for the Grosso Group from January 2005 to present. Regional geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004.

Director since May 2004 to present. Vice President for the Company since June 2004 to present.
DAVID HORTON Director Age 72	Senior Vice-President and Director of Canaccord Capital Corporation from 1996 to present.	Director since June 2004 to present.
LEONARD HARRIS Director Age 81	Retired Mining Consultant since 1995.	Director since August 2005 to present.
JERRY MINNI Director Age 49	CEO of Mcorp Investment Group since 2006, self-employed Certified General Accountant since 1988 and currently partner of Minni, Clark & Company.	Director since December 2007
MICHAEL ATKINSON(2) Director Age 36	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008	Director since December 2008
MICHAEL CLARK Acting CFO Age 27	Controller for Grosso Group companies since October 15, 2007. Accountant with Mackay Chartered Accountants from 2003 to 2007.	Acting CFO since September 4, 2008

(1)

Officers and Directors of the Company may also serve as directors of other companies.  See “Conflicts of Interest” below.

(2)

Mr. Atkinson was nominated by the Board to represent the interests of significant shareholders of the Company.  Mr. Atkinson was elected a director at the Company’s annual general meeting of shareholders on December 9, 2008

There are no family relationships between any directors or executive officers of the Company.  There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company, other than indicated immediately above and at “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, as set out below, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Joseph Grosso	Golden Arrow Resources Corporation	Chairman/President/CEO/Director	Jul/04 to present
Robert Stuart (Tookie) Angus	Wildcat Silver Corporation	Director	May/06 to present
	Uranium North Resources Corp.	Director	May/06 to present
	Bolero Resources Corp	Director	Mar/06 to present
	Tsodilo Resources Limited	Director	Sep/04 to present
	CMQ Resources Inc.	Director	Dec/03 to present
	Nevsun Resources Ltd.	Director	Jan/03 to present
	Plutonic Power Corporation	Director	Jun/99 to present
	Blackstone Ventures Inc.	Director	Sept/97 to present
	Dynasty Gold Corp.	Director Chairman	Oct/99 to present Jan/06 to present
	Polaris Minerals Corporation	Director	Sept/03 to present
	Santa Fe Metals Corp.	Director	Apr/06 to present
	Tirex Resources Ltd.	Director	Nov/06 to present
	Stealth Energy Inc.	Director	Feb/06 to present
	Coro Mining Corp.	Director	Apr/05 to present
David Terry	Panthera Exploration Inc.	Director	Dec/07 to present
		VP, Exploration	Mar/04 to Dec/07
	Golden Arrow Resources Corporation	Director & VP Exploration	Jul/04 to present
	Astral Mining Corporation	Director	Mar/05 to present
David Horton	Golden Arrow Resources Corporation	Director	July/04 to present
Leonard Harris	Solitario Resources Corp.	Director	Jun/98 to present
	Cardero Resource Corp.	Director	Feb/00 to present
	Canarc Resource Corp.	Director	Jun/01 to present
	Sulliden Exploration Inc.	Director	Sep/03 to present
	Endeavour Silver Corp.	Director	Jul/03 to present
	Alamos Gold Inc.	Director	Nov/03 to present
	Indico Resources Ltd.	Director, CEO and President	Apr/06 to present
	Golden Arrow Resources Corp.	Director	Jan/08 to present
	Castle Gold Corp.	Director	Apr/08 to present
	Pediment Exploration Inc.	Director	Sept/08 to present
Jerry Minni	Raytec Development Corp.	Director & CEO	Feb/92 to present
	Mantra Mining Inc.	Director & CEO	Jul/98 to present
	Avantec Technologies Inc.	Director	Jun/99 to present

	Panthera Exploration Inc.	Director	Nov/02 to present
	Weststar Resources Ltd.	Director & CFO	Jun/05 to present
Michael Atkinson	Bonanza Resources Corp.	Director	Nov/03 to present

Compensation

During the fiscal year ended December 31, 2008, the directors and officers of the Company, as a group, had received or charged the Company a total of $310,558 (2007-$353,283; 2006-$533,917) for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

Executive Compensation

"Named Executive Officers" means the Chief Executive Officer and Chief Financial Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company’s four most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended December 31, 2008, the Company had three Named Executive Officers: Joseph Grosso, President and Chief Executive Officer, Arthur Lang, Chief Financial Officer, and Michael Clark, acting Chief Financial Officer (the "Named Executive Officers").  Mr. Lang resigned from the Company on September 3, 2008, at which time Mr. Clark was named Acting CFO.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2006, 2007 and 2008.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs granted (#)(2)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Joseph Grosso(3) President and Chief Executive Officer	2008 2007 2006	$250,000 $250,000 $200,667	Nil $Nil $150,000	Nil Nil Nil	Nil Nil 48,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Arthur Lang, Chief Financial Officer	2008 2007 2006	$52,440 $64,612(5) $98,4716)	Nil $Nil $50,000	Nil Nil Nil	Nil Nil 35,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Clark, Acting Chief Financial Officer(7)	2008	$21,578	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Fiscal years ended December 31, 2008, 2007 and 2006.

(2)

See "Options and Stock Appreciation Rights".

(3)

See the description of termination payment provisions in the agreement with Oxbow International Marketing Corp. dated July 1, 1999 for Mr. Grosso in “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

(4)

During the year ended December 31, 2008 Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $52,440 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Lang resigned from the Company as of September 3, 2008.

(5)

During the year ended December 31, 2007 Mr. Lang’s total compensation from the Grosso Group was $151,000, of which $64,612  was allocated to the Company as part of the Grosso Group fees for the year.

(6)  During the year ended December 31, 2006 Mr. Lang’s total compensation from the Grosso Group was $134,000, of which $98,471 was allocated to the Company as part of the Grosso Group fees for the year.  Additionally, during the year ended December 31, 2006 a bonus of $50,000 was paid to Mr. Lang directly by the Company.

(7)   During the year ended December 31, 2008, Mr. Clark’s total compensation from the Grosso Group was $90,127, of which $21,578 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Clark was appointed acting Chief Financial Officer in September 2008.

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

Option Grants

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2008 to the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Joseph Grosso	Nil	n/a	n/a	n/a	n/a
Arthur Lang	Nil	n/a	n/a	n/a	n/a
Michael Clark	Nil	n/a	n/a	n/a	n/a

(1)

Percentage of all options granted during the financial year.

(2)

The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises and Option Values

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Fiscal Year End (2) Exercisable/ Unexercisable ($)
Joseph Grosso	Nil	Nil	348,000 / Nil	$0 / N/A
Arthur Lang (2)	Nil	Nil	0 / Nil	$0 / N/A
Michael Clark	Nil	Nil	0 / Nil	$0 / N/A

(1)

All options are exercisable to acquire the Company’s Common Shares.

(2)

Options cancelled effective December 3, 2008

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000, except as disclosed in “Item 6.  Directors, Senior Management and Employees - Compensation - Management Contracts.”  [check new 51-102F6 – changes to termination disclosure]

Compensation of Directors

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2008 for their services in their capacity as directors.

During the last completed financial year ending December 31, 2008, the Company paid directly $120,000 and indirectly 97,174 (as part of the allocated Grosso Group monthly fees) to its directors who are not Named Executive Officers, as a group, for salaries and professional services rendered.  See also “Item 6.  Directors, Senior Management and Employees - Compensation - Management Contracts.”

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	Nil	Nil	N/A	N/A	N/A

(1)

All options are for the Company’s Common Shares.

(2)

Percentage of all options granted in the year.

(3)

The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Aggregated Option Exercises and Option Values

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held by directors, as a group, who are not Named Executive Officers:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Fiscal Year End(2) Exercisable/ Unexercisable ($)
Directors as a group who are not Named Executive Officers	Nil	Nil	875,000 / N/A	$0 / N/A

(1)

All options are exercisable to acquire the Company Common Shares.

Proposed Compensation

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years other than as disclosed herein.

Management Contracts

Grosso Group Management Ltd.

Pursuant to the terms of an Administration Services Agreement, the Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow, and Blue Sky Uranium Corp. (“Blue Sky”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During fiscal 2008, the Company incurred fees of $619,807 (2007: $349,143; 2006: $724,902) to the Grosso Group:  $595,482 (2007: $330,305; 2006: $764,115 ) was paid in twelve monthly payments and $24,325 (2007: $18,838 included in amounts payable; 2006: $39,213 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in deposits is a $205,000 (2007: $205,000; 2006: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  Effective February 29, 2008, GPE withdrew from Grosso Group ; effective May 31, 2008 Astral Mining Corporation withdrew from the Grosso Group, and effective September 1, 2008 Panthera Exploration Inc. withdrew from the Grosso Group, each discontinuing the use of the services and facilities provided ..

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

The Grosso Group’s areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations.  Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations’ offices in Argentina, Colombia and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group.  As of February 28, 2009, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, and Sean Hurd.  Mr. Grosso is also an  officer of the Company.  Mr. Grosso is also an officer and director of Golden Arrow and Blue Sky.  Mr. Cacos is an officer of the Company and is also a director and officer of Golden Arrow and Panthera and a director of Blue Sky.  Mr. Hurd is an officer of the Company and President and Director of Blue Sky.

Each of the public company shareholders of the Grosso Group has its own separate board of directors (whose members may include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

The Board of Directors of the Company approved the Administration Services Agreement on or about May 6, 2005.  The Administrative Services Agreement was amended on December 5, 2008 by adding additional terms to the termination section of the May 2005 agreement., and received approval of the Board of Directors effective December 5, 2008.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Joseph Grosso

The Company is party to an agreement with Oxbow , effective as of July 1, 1999, subsequently amended on May 1, 2006, and further amended in November 2008, pursuant to which Mr. Grosso provides executive services as President and Chief Executive Officer of the Company. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000. During the fiscal year ended December 31, 2008 , Oxbow was paid $250,000 (2007 - $250,000, 2006 – 350,667).

Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500 and one year’s compensation.

In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors , (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500. At December 31, 2008, the Company has accrued a total of $711,500 (2007 - $Nil) related to this bonus and termination benefits.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Nikolaos Cacos

As of January 2005, Mr. Cacos provides executive services to the Company as a consultant. During the year ended December 31, 2008 Mr. Cacos’s total compensation was $21,167 (2007 - $Nil, 2006 - $Nil).  Mr. Cacos also provides executive services as a consultant of the Grosso Group. During the year ended December 31, 2008, Mr.

Cacos’s total compensation from the Grosso Group was $22,500 (2007 - $22,500, 2006 - $22,500) of which $3,574 was allocated to the Company (2007 - $938, 2006 - $9,225) as part of the Grosso Group fees for the year.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Sean Hurd

As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2007 - $120,000, 2006 - $112,000), of which $22,964 was allocated to the Company (2007 - $25,497, 2006 - $45,920) as part of the Grosso Group fees for the year.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Arthur Lang

As of January 2005, Mr. Lang provided executive services to the Company as an employee of the Grosso Group in January 2005.  During the year ended December 31, 2008, Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $52,440 was allocated to the Company as part of the Grosso Group fees and $Nil was paid directly as a bonus.  Mr. Lang resigned as director and officer of the Company on September 3, 2008.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

David Terry

As of January 1, 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2006, Mr. Terry’s total compensation from the Company was $140,000 of which $57,400 was allocated to the Company as part of the Grosso Group fees and $50,000 was paid directly as a bonus.  On July 9, 2007 the Grosso Group increased Mr. Terry’s monthly fee to $16,667 ($200,000 annually) effective July 1, 2007. During the year ended December 31, 2008, Mr. Terry’s total compensation from the Grosso Group was $200,000 (2007 - $175,000), of which $97,174 was allocated to the Company (2007 - $24,579) as part of the Grosso Group fees.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Linda McClusky

Mrs. Linda McClusky provided executive services to the Company as an employee of the Grosso Group. Mrs. McClusky was appointed Corporate Secretary effective December 4, 2007, and resigned from the Company effective February 3, 2009. During the year ended December 31, 2008 Mrs. McClusky’s total compensation from the Grosso Group was $44,760 (2007 - $67,000), of which $10,060 was allocated to the Company (2007 - $18,358) as part of the Grosso Group fees.

Michael Clark

As of September 3, 2008, Mr. Clark provided executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Clark’s total compensation from the Grosso Group was $90,127 of which $21,578 was allocated to the Company as part of the Grosso Group fees and $Nil was paid directly as a bonus.

See "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

The Company’s Compensation Committee must be comprised of at least two independent directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. Horton, Angus and Atkinson are members of the Compensation Committee.  The Board of Directors of the Company, after each annual shareholder’s meeting must appoint or re-appoint a compensation committee.

TERMS OF REFERENCE
FOR THE
COMPENSATION COMMITTEE

General

The Compensation Committee is a committee of the Board to which the Board has delegated its responsibility for oversight of the Corporation’s overall human resources policies and procedures.  This includes reviewing the adequacy and form of the compensation paid to the Corporation’s executives and key employees to ensure that such compensation realistically reflects the responsibilities and risks of such positions.

The Compensation Committee’s objectives are to assist the Board in meeting its responsibilities in respect of overall human resources policies and procedures including recruitment, performance management, compensation, benefit programs, resignation/terminations, training and development, succession planning and organizational planning and design, to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, retain and inspire executive management and other key employees and to review all compensation and benefit proposals for the Corporation’s executives and make recommendations to the Board.

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

7.

Policies regarding the Corporation’s Incentive Stock Option Plan and the granting of stock options to Directors, management and employees of the Corporation.

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

Audit Committee

TERMS OF REFERENCE
FOR THE

AUDIT COMMITTEE

General

The Company’s Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. Horton, Angus, and Atkinson are members of the Audit Committee.  The Board of Directors of the Company, after each annual shareholder’s meeting must appoint or re-appoint an audit committee.

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

-

reviewing the Company’s financial statements and related management’s discussion and analysis of financial and operating results; and

-

having direct communication channels with the Company’s auditors.

The Audit Committee’s mandate requires that all of the members be financially literate and at least one member have accounting or related financial management expertise. The mandate of the Committee empowers it to retain legal, accounting and other advisors.

The Audit Committee’s Charter is attached hereto as Exhibit 4.72.

Employees

As of December 31, 2008, the Company uses the services of the Grosso Group, which had 14 full-time employees and 2 part-time employees.  The Company also has one part-time employees in Argentina and Joseph Grosso through the contract with Oxbow.   See “Item 6. Directors, Senior Management and Employees - Compensation -

Management Contracts”. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

As of February 28, 2009, the Company had 52,132,064 shares outstanding.  The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee’s percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 31, 2009.

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class(1)
Common Stock	Joseph Grosso	1,605,775(2)%
Common Stock	Nikolaos Cacos	188,151(3)	0.4%
Common Stock	Sean Hurd	210,000(4)
Common Stock	David Terry	222,000(5)	0.4%
Common Stock	Robert Stuart (Tookie) Angus	260,000(6)	0.5%
Common Stock	David Horton	160,300(7)	0.3%
Common Stock	Jerry Minni	155,000(8)
Common Stock	Leonard Harris	105,000(9)	0.2%
Common Stock	Officers and Directors (as a group, 10 persons)	2,906,226 (10)	5.6%

(1)

Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 52,132,064 shares of common stock outstanding as of March 31, 2009.

(2)

Includes the following shares, options and warrants held by Mr. Grosso, Evelyn Grosso (Mr. Grosso’s wife) and Mr. Grosso’s private companies:

(a)

921,729 shares held by Mr. Grosso;

(b)

176,046 shares held by Oxbow (50%);

(c)

75,000 Options held by Mr. Grosso’s wife (50%)

(d)

348,000 Options held by Mr. Grosso to acquire 348,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”; and

(e)

85,000 shares held in Mr. Grosso’s RRSP account.

(3)

Includes 13,151 shares held by Mr. Cacos and 175,000 options held by Mr. Cacos to acquire an additional 175,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(4)

Includes 210,000 options held by Mr. Hurd to acquire an additional 210,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(5)

 Includes 22,000 shares held by Mr. Terry and options held by Mr. Terry to acquire an additional 200,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(6)

 260,000 options held by Mr. Angus to acquire 260,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(7)

Includes 200 shares and 160,000 options held by Mr. Horton to acquire 160,000 shares.  Mr. Horton also holds 100 Warrants to acquire an additional 100 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities – Stock Options.”

(8)   Includes 90,000 shares held by Mr. Minni and 65,000 shares held by JVM Management.

(9)

Includes 5,000 shares and options held by Mr. Harris to acquire 100,000 shares.  See “Item 6. Directors, Senior Management and Employees – Options, Warrants and Other Rights to Acquire Securities – Stock Options.”

(10)

Includes the shares, options, and warrants set forth in footnotes 2 through 9 above.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(11) (5)  Mr. Lang’s options expired on December 3, 2008 and are not included in this listing.

Options, Warrants and Other Rights to Acquire Securities

As of March 31, 2009, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 3,144,670 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants currently outstanding and agreements.

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”).  At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004, June 23, 2005, June 14, 2006, December 4, 2007 and December 9, 2008, respectively, the shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of IMA available for issuance.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s Board of Directors or by the Compensation Committee of the Company’s Board of Directors consisting of not less than two of its members.  The Stock Option Plan is currently administered by the Compensation Committee.

Description of Stock Option Plan

The effective date (the “Effective Date”) of the Stock Option Plan is June 2, 2003, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s common shares at the time the option is granted.  “Market Value” means:

(a)

for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;

(b)

if the Company’s common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;

(c)

if the Company’s common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and

(d)

if the Company’s common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company’s common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company shares in private transactions negotiated at arms’ length.

Options granted under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX-V, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

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

As of March 31, 2009, the Company has issued 1,478,000 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
N. Cacos	Officer	50,000 15,000	$4.16 $2.92	Mar. 16/10 Nov. 16/10	$4.16 $2.92
J. Grosso	Director	150,000 48,000	$4.16 $3.21	Mar. 16/10 Jun. 22/11	$4.16 $3.21
S. Hurd	Officer	60,000 20,000	$4.16 $2.92	Mar. 16/10 Nov. 16/10	$4.16 $2.92
G. Carlson	Former Director	20,000	$4.16	Mar. 16/10	$4.16
N. DeMare	Consultant	30,000	$4.16	Mar. 16/10	$4.16
K. Patterson	Consultant	25,000	$2.92	Nov. 16/10	$2.92
D. Terry	Director	80,000 70,000	$4.16 $2.92	Mar. 16/10 Nov. 16/10	$4.16 $2.92
R. Angus	Director	30,000 40,000	$4.16 $3.21	Mar. 16/10 Jun. 22/11	$4.16 $3.21
D. Dorval	Consultant	30,000	$4.16	Mar. 16/10	$4.16

J. Denee	Consultant	5,000	$4.16	Mar. 16/10	$4.16
C. Sandoval	Consultant	15,000 5,000	$4.16 $3.21	Mar. 16/10 Jun. 22/11	$4.16 $3.21
D. Horton	Director	30,000 30,000	$4.16 $3.21	Mar. 16/10 Jun. 22/11	$4.16 $3.21
P. Hedblom	Consultant	20,000	$2.92	Nov. 16/10	$2.92
F. Riedl	Consultant	30,000	$4.16	Mar. 16/10	$4.16
A. Baertl	Consultant	150,000 150,000	$4.16 $2.92	Mar. 16/10 Nov. 16/10	$4.16 $2.92
I. Thomson	Consultant	10,000	$4.16	Mar. 16/10	$4.16
L. Harris	Director	50,000 50,000	$2.92 $3.21	Nov. 16/10 Jun. 22/11	$2.92 $3.21
L. McClusky (2)	Officer	10,000	$3.21	Jun. 22/11	$3.21
C. Smyth	Consultant	5,000	$2.92	Nov. 16/10	$2.92
Michael Baybak	Consultant	250,000	$0.54	Jun. 2/11	$0.54
TOTAL		1,478,000

Officers and directors, as a group (10 persons)

(1)

Pursuant to the rules of the TSX-V, the Company has issued stock options to employees, directors, officers and consultants.  “Employee” refers to the employees of the Grosso Group providing administrative and management services to the Company.

 (2)  Mrs. McClusky’s options expire on April 4, 2009 following her resignation as Corporate Secretary effective February 3, 2009.

Warrants and Other Commitments

As of March 31, 2009, there were 1,666,670 non-transferable common share purchase warrants exercisable.

As of March 31, 2009 the Company’s officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, held 100 warrants to purchase the Company’s common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Principal Holders of Voting Securities

To the best of the Company’s knowledge, the following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of March 31, 2009:

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Exploration Capital Partners 2006 Limited Partnership (2) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California	5,000,000	9.6%
	Resource Investment Management Corporation (2) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California	5,000,000	9.6%
	Rule Family Trust udt 12/17/98 (2) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California	10,094,100	19.4%
	Arthur Richards Rule (2) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California	5,000,000	9.6%

NOTES:

(1)

Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from February 28, 2009, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 52,132,064 shares of common stock outstanding as of March 31, 2009.

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

(3)

Mr. Michael Atkinson was nominated by the Board to represent the interests of the above-mentioned significant shareholders of the Company.  Mr. Atkinson was elected a director at the Company’s annual meeting of shareholders on December 9, 2008

Changes in Ownership by Major Shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Shares Held in the United States

As of March 31, 2009, there were approximately 189 registered holders of the Company’s shares in the United States, with combined holdings of 7,354,240 shares (14.14% of the Company’s 52,013,065 outstanding shares at February 29, 2008).

Change of Control

As of March 31, 2009, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Related Party Transactions

Other than as disclosed below, from January 1, 2008 through March 31, 2009, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.

The Company engages Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000

During fiscal 2008, the Company incurred fees of $619,807 (2007: $349143; 2006: $724,902) to the Grosso Group:  $595,482 (2007: $330,305; 2006: $764,115 ) was paid in twelve monthly payments and $24,325 (2007: $18,838 included in amounts payable; 2006: $39,213 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2007: $205,000; 2006: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  Effective February 29, 2008, GPE withdrew from Grosso Group; effective May 31, 2008 Astral Mining Corporation withdrew from the Grosso Group, and effective September 1, 2008 Panthera Exploration Inc. withdrew from the Grosso Group, each discontinuing the use of the services and facilities provided. The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

2.

The Company is party to an agreement with Oxbow, pursuant to which Mr. Grosso, an officer and director of the Company, provides executive services to the Company.   During the fiscal year ended December 31, 2008, Oxbow was paid $250,000 (2007 - $250,000, 2006 - $350,667).  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

3.

On July 7, 2004, the Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by Minera Aquiline Argentina S.A. against the Company.  See “Item 8. Financial Information - Legal Proceedings.”

4.

The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso’s wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 and 2006, the balance of the existing lease term, and recovered the 2006 and 2005 rent it had paid Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises.  During the fiscal years ended

December 31, 2007 and 2006, the Company paid rent to Beauregard in the amount of $Nil and $141,203, respectively.  During the year ended December 31, 2008, the Company’s rent allocated from the Grosso Group was $63,185 (2007 – 32,966). – See “Item 4.  Information on the Company - Properties, Plants and Equipment - Principal Office”.

5.

As of January 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group.   During the year ended December 31, 2005, Mr. Terry’s total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry’s total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $16,667 ($200,000 annually) effective July 1, 2007.  During the year ended December 31, 2008, Mr. Terry’s total compensation from the Grosso Group was $200,000 (2007 - $175,000), of which $97,174 (2007 - $24,579) was allocated to the Company.   See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

6.

From January 2005 to September 2008, Mr. Lang provided executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2006, Mr. Lang’s total compensation from the Grosso Group was $134,000, of which $54,940 was allocated to the Company.  During the year ended December 31, 2007, Mr. Lang’s total compensation from the Grosso Group was $151,000 of which $64,612 was allocated to the Company. During the year ended December 31, 2008, Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $52,440 was allocated to the Company  Effective September 3, 2008, Mr. Lang resigned from the Grosso Group and the Company.  . See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

7.

As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2008, Mr. Cacos’s total compensation from the Grosso Group was $22,500 (2007 - $22,500, 2006 - $22,500 from the Grosso Group), of which $3,574 was allocated to the Company (2007 - $938, 2006 - $9,225) as part of the Grosso Group fees for the year.  During the year ended December 31, 2008 Mr. Cacos’s total compensation was $21,167.

See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

8.

As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2007 - $112,000, 2006 - $112,000), of which $22,964 was allocated to the Company (2006 - $25,497, 2006 - $45,920) as part of the Grosso Group fees for the year.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

9.

On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company.  A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. In 2008, the Company paid RSA $Nil (2007 - $66,050, 2006 - $68,350).  This agreement was terminated by mutual agreement, effective December 31, 2007.

10.

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee  The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus. This agreement was terminated by mutual agreement, effective April 1, 2009.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2008, 2007and 2006.	F-1 - F27

Significant Changes

There are no significant changes to report between the year ended December 31, 2008 and the date of this annual report.

Legal Proceedings

On March 5, 2004, Aquiline Resources Inc. (“Aquiline”) , through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005, and ended on December 12, 2005.  Additionally, a s a condition of the reorganization , Golden Arrow became a party to the Aquiline action. The Company provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.

On July 14, 2006 the court released its judgment on the Aquiline claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

The Order read in part:

“(a)

that Inversiones Mineras Argentinas SA (“IMA SA”) transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

  (b)

that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

  (c)

that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

  (d)

any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court.”

On October 18, 2006, the Company and Aquiline reached a definitive agreement (the “Interim Agreement”) for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court.  The parties agreed that the transactions outlined in the Interim Agreement were in satisfaction of the Order referenced above.  The principal terms and conditions of the Interim Agreement were as follows:

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

The effective date of the transfer of the Navidad project was November 16, 2006.  A copy of the Interim Agreement has been posted on the SEDAR website as one of the Company’s public documents and is titled “Interim Project Development Agreement”, and filed with the U.S. Securities and Exchange Commission on Form 6-K on October 19, 2006.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.  The Navidad property has been transferred to Aquiline.

The Company was paid $18,500,000 as consideration for these assets.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

There are no legal proceedings as at March 31, 2009.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the Board of Directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Item 9.   The Offer and Listing

Price History and Markets

The Company’s common shares are listed on the TSX-V.  From April 15, 1996 to November 28, 1999, the Company’s shares were listed on the Vancouver Stock Exchange (the “VSE”).  Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the “ASE”) merged and began operations as the Canadian Venture Exchange or CDNX.  On August 1, 2001, the CDNX was acquired by the Toronto Stock Exchange and became known as the TSX Venture Exchange (the “TSX-V”).  The Company is classified as a Tier I company on the TSX-V and trades under the symbol “IMR”.  Companies which satisfy the minimum initial listing requirements of the TSX-V are designated as Tier II companies.  Companies which are subject to listing requirements which are stricter than those for Tier II companies are designated as Tier I companies (see also “Item 10.  Additional Information – Description of Share Capital”).

The following table lists the volume of trading and high and low sales prices on the TSX-V, for shares of the Company’s common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2008 through March 2009.

TSX Venture Exchange Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2008	27,879,300	$0.48	$0.20
December 31, 2007	39,182,400	$1.20	$0.36
December 31, 2006	52,243,300	$3.96	$0.49
December 31, 2005	18,584,000	$4.45	$2.56
December 31, 2004	37,199,200	$4.80	$1.73

Sales Price
Quarter Ended	Volume	High	Low

December 31, 2008	6,276,000	$0.34	$0.20
September 30, 2008	9,178,700	$0.38	$0.27
June 30, 2008	6,827,400	$0.48	$0.32
March 31, 2008	5,597,200	$0.45	$0.37
December 31, 2007
September 30, 2007	5,725,900	$0.51	$0.42
June 30, 2007	25,684,600	$1.20	$.355
March 31, 2007	4,265,100	$0.95	$0.57

		Sales Price
Month Ended	Volume	High	Low
March 31, 2009	536,500	$0.30	$0.26
February 28, 2009	702,600	$0.34	$0.29
January 31, 2009	1,360,400	$0.41	$0.29
December 31, 2008	1,559,200	$0.32	$0.25
November 30, 2008	1,414,000	$0.32	$0.26
October 31, 2008	3,302,800	$0.34	$0.20
September 30, 2008	7,341,000	$0.38	$0.27

NYSE Amex (formerly the NYSE Alternext US and American Stock Exchange) and Over-the-Counter Bulletin Board Stock Trading Activity

As of July 6, 2005, the Company’s shares commenced trading on the American Stock Exchange (“AMEX”).  Prior to that the Company’s shares traded on the OTC Bulletin Board operated by the National Association of Securities Dealers in the United States from October 8, 2002.  Effective October 1, 2008, “AMEX” was changed to “NYSE Alternext US” following the NYSE Euronext acquisition of the American Stock Exchange, and effective March 18, 2008 the name was changed to “NYSE Amex”.  The Company currently trades on the NYSE Amex under the symbol “IMR”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the NYSE Amex or the OTC Bulletin Board system for the periods indicated:

		Sales Price (US$)
Year Ended	Volume	High	Low
December 31, 2008	8,529,300	$0.47	$0.16
December 31, 2007	18,219,300	$1.30	$0.25
December 31, 2006	26,580,100	$3.48	$0.43
December 31, 2005	13,245,000	$3.68	$2.00
December 31, 2004	20,134,200	$4.05	$1.31

		Sales Price (US$)
Quarter Ended	Volume	High	Low
December 31, 2008	2,079,900	$0.33	$0.16
September 30, 2008	1,602,300	$0.35	$0.22
June 30, 2008	2,146,200	$0.47	$0.31
March 31, 2008	2,700,900	$0.45	$0.31
December 31, 2007	2,080,100	$0.62	$0.25
September 30, 2007	2,863,800	$0.52	$0.38
June 30, 2007	9,374,600	$1.30	$0.31
March 31, 2007	3,900,800	$.83	$0.48

		Sales Price (US$)
Month Ended	Volume	High	Low
March 31, 2009	153,200	$0.24	$0.20
February 28, 2009	350,000	$0.27	$0.22
January 31, 2009	611,600	$0.34	$0.22
December 31, 2008	418,100	$0.26	$0.20
November 30, 2008	535,700	$0.29	$0.20
October 31, 2008	1,126,100	$0.33	$0.16
September 30, 2008	874,900	$0.35	$0.22

Item 10.  Additional Information.

Memorandum and Articles of Association

The Company was incorporated under the Company Act (British Columbia) on September 17, 1979, as Gold Star Resources Ltd.  The Company’s Incorporation Number is 197061.  On May 1, 1990, the Company filed an Altered Memorandum to reflect its name change to EEC Marketing Corp.  On January 13, 1992, the Company filed an Altered Memorandum to reflect its name change to Amera Industries Corp.  On February 9, 1995, the Company filed an Altered Memorandum to reflect its name change to International Amera Industries Corp.  On February 20, 1996, the Company filed an Altered Memorandum to reflect its name change to IMA Resource Corporation.  Effective July 7, 1998, the Company underwent a statutory plan of arrangement (the “Arrangement”) with Viceroy Resource Corporation (“Viceroy”), changed its name to IMA Exploration Inc., consolidated its share capital on the basis of four old shares for one new share and filed an Altered Memorandum to give effect to the foregoing.  See “Item 4.  Information on the Company”.

The Company’s objects and purposes are not set forth in or prescribed by its Articles or Memorandum.  The Company is in the business of the acquisition, exploration and development of mineral properties.

Amendment of Notice of Articles

On March 29, 2004, the new British Columbia Business Corporations Act came into force in British Columbia (the “BCBCA  The Board of Directors of the Company approved the Transition of the Company and the Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

In order to bring the Company’s Articles in line with the BCBCA, the Company deleted and replaced its Articles in their entirety.  Accordingly, the shareholders passed a special resolution removing the application of the Pre-Existing Company Provisions  at a meeting  held on June 24, 2004.

Summary of Material Provisions

The following is a summary of certain material provisions of the Company’s Articles of Association and Memorandum:

A.

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

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

A director or senior officer who holds such a material interest must disclose such interest in writing.  The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company’s record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote of any directors’ resolution to approve that contract or transaction, but may be counted in the quorum at the directors’ meeting at which such vote is taken.

B.

Director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

E.

Number of shares required for a director’s qualification.

A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Shares, Series I.

Common Shares

A total of 52,132,064 common shares were issued and outstanding as of December 31, 2008 and February 28, 2009.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series I.  The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company.  The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares.   As of February 28, 2009 there were no issued or outstanding preferred shares.

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

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Memorandum and Articles of Association or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Meetings of the Shareholders

Annual and General Meetings

Under BCBCA and the Company’s Articles, the Company’s annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  No advance notice will be required to be published at a meeting where directors are to be elected.  The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders.

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

Special Majority for Resolutions

The Company’s Articles require a majority of two-thirds of the votes cast on a resolution.

Indemnity Provision

The Company’s Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCBCA.

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

Differences from Requirements in the United States

Except for the Company’s quorum requirements, certain requirements related to related party transactions and the requirement for notice of shareholder meetings, discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.

Material Contracts

The following are material contracts to which the Company is a party:

1.

The Company is party to an agreement with Oxbow, effective as of July 1, 1999, subsequently amended on May 1, 2006, and amended in November 2008, pursuant to which Mr. Grosso provides executive services as President and Chief Executive Officer of the Company. Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500 plus one year of annual fees.  In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors, (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500.  At December 31, 2008, the Company has accrued a total of $711,500 (2007 - $nil, 2006 - $Nil) related to this bonus and termination benefits During the fiscal year ended December 31, 2008, Oxbow was paid $250,000 (2007 - $250,000, 2006 - $350,667).   See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

2.

By agreement dated April 1, 2004, between the Company and KGE Management Ltd. (“KGE”), a private company owned by Mr. Carlson, former Chairman of the Board of Directors of the Company, this new agreement, which replaced a prior agreement, provided for a monthly retainer of $2,000 per month plus a fee of $600 per day for additional days in excess of 3 days per month.  This agreement expired March 31, 2005 and was renewed for six months with the same terms.  Effective January 1, 2006 the Company agreed to pay KGE a fee of $600 per day if services were required and the former agreement was not renewed. During the fiscal year ended December 31, 2008, the Company paid $Nil to KGE (2007 – $Nil 2006 – $3,300).

3.

In July 2004, the Company entered into an indemnity agreement, for any costs or losses incurred by Golden Arrow in respect of the legal action commenced by a Minera Aquiline Argentina S.A. against the Company.  See “Item 8. Financial Information - Legal Proceedings.”

4.

Pursuant to the terms of an Administration Services Agreement dated January 1, 2005, the Company engages the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow, and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During fiscal 2008, the Company incurred fees of $619,807 (2007: $349,143; 2006: $724,902) to the Grosso Group:  $595,482 (2007: $330,305; 2006: $764,115) was paid in twelve monthly payments and $24,325 (2007: $18,838 included in amounts payable; 2006: $39,213 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2007: $205,000; 2006: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  Effective February 29, 2008, Gold Point withdrew from Grosso Group ; effective May 31, 2008 Astral Mining Corporation withdrew from the Grosso Group, and effective September 1, 2008 Panthera Exploration Inc. withdrew from the Grosso Group, each discontinuing the use of the services and facilities provided.  The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days written notice to the Grosso Group.  The Board of Directors of the Company approved the Administration Services Agreement on or about May 6, 2005.  The Administrative Services Agreement was amended on December 5, 2008 by adding additional terms to the termination section of the May 2005 agreement., and received approval of the Board of Directors effective December 5, 2008.     See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

5.

As of January 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group ..  During the year ended December 31, 2005, Mr. Terry’s total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry’s total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $16,667 ($200,000 annually) effective July 1, 2007.  During the year ended December 31, 2008, Mr. Terry’s total compensation from the Grosso Group was $200,000 (2007 - $175,000), of which $97,174 (2007 - $24,579) was allocated to the Company.   See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

6.

From January 2005 to September 2008, Mr. Lang provided executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Lang’s total compensation from the Grosso Group was $150,000 (2007 - $151,000), of which $52,440 (2007 - $64,612) was allocated to the Company.  Effective September 3, 2008, Mr. Lang resigned from the Grosso Group and the Company.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

7.

As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2008, Mr. Cacos’s total compensation from the Grosso Group was $22,500 (2007 - $22,500, 2006 - $22,500 from the Grosso Group), of which $3,574 was allocated to the Company (2007 - $938, 2006 - $9,225) as part of the Grosso Group fees for the year.  During the year ended December 31, 2008 Mr. Cacos’s total compensation was $21,167. See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

8.

As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2007 - $120,000; 2006 - $112,000), of which $22,964 (2007 - $25,497; 2006 - $45,920) was allocated to the Company as part of the Grosso Group fees for the year.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

9.

The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso’s wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 and 2006, the balance of the existing lease term, and recovered the 2006 and 2005 rent it had paid.  Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises.  During the fiscal years ended December 31, 2006 and 2005, the Company paid rent to Beauregard in the amount of $141,203 and $128,722, respectively.  During the year ended December 31, 2008, Beauregard’s rent from the Grosso Group was $208,764 (2007 - $235,471), of which $63,185 (2007 - $32,966) was allocated to the Company. – See “Item 4.  Information on the Company - Properties, Plants and Equipment - Principal Office”.

10.

On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company.   A monthly fee of US$5,000 for services

was payable under this agreement for a minimum period of six months. In 2008, the Company paid RSA $Nil (2007 - $66,050; 2006 - $68,350).   This agreement was terminated by mutual agreement, effective December 31, 2007.

11.

On October 18, 2006, the Company and Aquiline entered into the Interim Agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court.  The principal terms and conditions of the Interim Agreement were as follows:

( i)

control of the Navidad Project was transferred to Aquiline in trust for the ultimately successful party in the appeal;

(ii )

the Company and Aquiline agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project , Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions; and

( iii )

in the event that the Company was unsuccessful on appeal, the Company was to be paid such $18,500,000 amount.

The effective date of the transfer of the Navidad project was November 16, 2006.  A copy of the Interim Agreement is posted on the SEDAR website as one of the Company’s public documents and is titled “Interim Project Development Agreement”, and filed with the U.S. Securities and Exchange Commission on October 19, 2006.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.    The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007, the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.   As a result, the Navidad property has been transferred to Aquiline.  The Company was paid $18,500,000 as consideration for these assets.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.  “Item 4. Information on the Company – History and Development of the Company.”

12.

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee  The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus. This agreement was terminated by mutual agreement, effective April 1, 2009.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s Common Stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

(b)

except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors.  The threshold for 2005 is $250,000,000.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

(c)

the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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

The Act specifically exempts certain transactions from either notification or review.  Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

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

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm’s length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company’s Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S.  Holder which is a corporation.  Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes.  Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances.  Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income.  The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.  If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC.  The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended.  The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Documents on Display

Documents concerning the Company and referred to in this report may be inspected at the Company’s principal office, located at #709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

Subsidiary Information

The Company holds a 100% interest in each of IMA Latin America Inc., a British Virgin Islands corporation, and Punto Dorado S.A., an Argentinean corporation.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

The Company is a smaller reporting company as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

As of the date of this report, the Company does not have any material market risk sensitive financial instruments.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Grosso, the Company’s Chief Executive Officer, and Mr. Clark, the Company’s acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2008.  As a result of a material weakness identified and described in the accompanying Management’s Report on Internal Control over Financial Reporting, Messrs. Grosso and Clark have concluded that the design and operation of the Company’s disclosure controls and procedures were not effective at the time the material weakness was identified.

A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including Mr. Grosso, the Company’s Chief Executive Officer, and Mr. Clark, the Company’s acting Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of Mr. Grosso, the Company’s Chief Executive Officer, and Mr. Clark, the Company’s acting Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management’s assessment identified the following material weakness:

Due to the company’s size, a material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures. The lack of adequate segregation of duties, if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements.

Accordingly, management has determined that this deficiency constitutes a material weakness.

Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. The Company will continue to monitor its internal controls and implement appropriate improvements as required.

This Annual Report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert.

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. David Horton. Mr Horton is an independent director and serves on the Company’s audit committee.

Safe Harbor

An audit committee financial expert is not be deemed an "expert" for any purpose, including under Section 11 of the Securities Act. In addition, the safe harbor provides that the designation of an individual as an audit committee financial expert does not impose any duties, obligations or liability on that individual beyond those imposed on audit committee members generally, nor does it affect the duties, obligations or liability of any other member of the audit committee or board.

Item 16B.  Code of Ethics.

The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.  A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.imaexploration.com/s/CorporateGovernance.asp.

Honest and Ethical Conduct

The Company expects a high level of personal integrity for each employee, officer and director when interacting with investors, business partners, shareholders, suppliers, consultants and other employees.

Conflict of Interest

When possible, conflicts of interest between personal and professional relationships should be avoided, however, unavoidable conflict of interest will be handled in accordance with the Company’s ethical standards.

A director, officer or employee may not represent the Company in any transaction with a person or an entity in which the director, officer or employee has a direct or indirect interest or from which the director, officer or employee may derive personal benefit.

Accurate and Timely Disclosure

The Company presents full, fair, accurate, timely and understandable disclosure in reports or documents submitted to the Securities and Exchange Commission and other securities commissions across Canada as well as all public communications.  Employees and officers who prepare financial and other reports will exercise diligence in ensuring that there are no false or misleading statements.

Compliance with Applicable Governmental Laws, Rules and Regulations

The Company is committed to compliance with all laws, rules and regulations, including laws and regulations applicable to the Company’s securities, as well as any rules promulgated by any exchange on which the Company’s shares are listed.

Prompt Internal Reporting of Violations

Employees and officers are responsible for the prompt internal reporting of any violations of the Code to the Company’s Compliance Officer.

Protection and Proper Use of Company Assets and Opportunities

All employees have an obligation to protect the Company’s assets and to ensure that all opportunities available to the Company are brought to the attention of the relevant officer or employee.

Confidentiality of Company  Information

It is the Company’s policy that business affairs of the Company are confidential and should not be discussed outside the Company except for information that has already been made available to the public.

Insider Trading

Management, employees, members of the Board of Directors and others who are in a “special relationship” with the Company from time to time become aware of corporate developments or plans which may affect the value of the Company’s shares (inside information) before these developments or plans are made public.  Company directors, officers and employees are prohibited from using inside information themselves or disclosing this inside information to others who may use the information to trade Company stock.

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

Reporting Unethical and Illegal Conduct/Ethics Questions

The Company is committed to taking prompt action against violations of the Code of Business Conduct and Ethics and it is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations to the Company’s Compliance Officer.  Employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.

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

Only the Audit Committee may amend the Company’s Code of Business Conduct and Ethics.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal year ended December 31, 2008, the Company’s auditor billed approximately $45,000, and for the fiscal year ended December 31, 2007, the Company’s auditor billed approximately $39,000 for the audit of the Company’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years..

Audit Related Fees

For the fiscal years ended December 31, 2008 and 2007, the Company’s auditor billed $Nil (2007 - $Nil), for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2008 and 2007, the Company’s auditor billed $1,140 and billed $Nil, respectively, for tax compliance, tax advice and tax planning services

All Other Fees
For the fiscal years ended December 31, 2008 and 2007, the Company’s auditor billed $Nil and billed $Nil, respectively, for products and services other than the services set out above

Pre-Approval Policies and Procedures

Generally, in the past, prior to engaging the Company’s auditors to perform a particular service, the Company’s audit committee has, when possible, obtained an estimate for the services to be performed.  The audit committee in accordance with procedures for the Company approved all of the services described above.

Additionally, the auditors have been engaged to perform services by non-independent directors of the Company pursuant to pre-approval policies and procedures established by the audit committee (which are detailed as to the particular service) and the audit committee has been informed of any such engagement and service.

Beginning July 1, 2004, the Company’s audit committee obtained estimates for services to be performed, prior to engaging the Company’s auditor to perform any audit or non-audit related services, including those set forth above.  The audit committee also allowed the engagement of the auditor, by a non-independent member of the Board of Directors, to render services pursuant to pre-approval policies and procedures established by the audit committee

(which are detailed as to the particular service), provided the audit committee is informed of any such engagement and service.  The audit committee may delegate to one of its members, who is also an independent director of the Company, the ability to approve such services on behalf of the audit committee.  Any approval by such director shall be ratified by the audit committee at its next scheduled meeting.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Persons.

Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountant

Not applicable.

PART III

Item 17.  Financial Statements.

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in Note 15 of the consolidated financial statements for the year ended December 31, 2008.

Independent Auditors’ Report dated March 24, 2009

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Operations, Comprehensive income (loss) and Deficit for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

Notes to the Consolidated Financial Statements for the years ended December 31, 2008 and 2007

Item 18.  Financial Statements.

We have elected to provide financial statements pursuant to Item 17.

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

4.67	Letter Agreement with Arthur Lang dated April 23, 2004 (8)
4.68	Arrangement Agreement by and among the Company, Golden Arrow Resources Corporation and IMA Holdings Corp. dated May 14, 2004 (9)
4.69	Indemnity Agreement provided to Golden Arrow Resources Corporation dated July 7, 2004 (9)
4.70	Administration Services Agreement with the Grosso Group Management Ltd. dated January 1, 2005 (9)
4.71	Amendment to Consulting Agreement between KGE Management Ltd. and IMA Exploration Inc. dated April 1, 2005 (9)
4.72	Audit Committee Charter (9)
4.73	Amendment to Consulting Agreement between KGE Management Ltd. and IMA Exploration Inc. dated January 26, 2006 (10)
4.74	Advisory Services Agreement between RSA Holdings Ltd. and IMA Exploration Inc. dated February 14, 2006 (10)
4.75	Interim Project Development Agreement between IMA Exploration Inc. and Aquiline Resources Inc. dated October 18, 2006.(11)
4.76	Amended and restated Management Agreement between IMA and Oxbow dated May 1, 2006 (13)
4.77	Consulting Agreement between IMA Exploration and JVM Management Ltd. Effective January 1, 2008
4.78	Amendment to Administration Services Agreement with the Grosso Group Management Ltd. dated December 5, 2008
4.79	First Amending Agreement to the Amended and Restated Management Agreement Between Oxbow International Marketing Corp. and IMA Exploration Inc. dated November, 2008, with effect from May 1, 2006
4.80	Option agreement between IMA Exploration and Western Copper Corporation dated August 15, 2008
4.81	Management Agreement between IMA Exploration Inc. and Nikolaos Cacos dated January 3, 2005
8.1	List of Subsidiaries
12.1	Certification of Joseph Grosso Pursuant to Rule 13a-14(a)
12.2	Certification of Michael Clark Pursuant to Rule 13a-14(a)
13.1	Certification of Joseph Grosso Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Michael Clark Pursuant to 18 U.S.C. Section 1350

(1)

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F, filed with the Commission on January 6, 2000.  File number 00-30464.

(2)

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F/A Amendment No. 1 filed July 14, 2000.  File Number 00-30464.

(3)

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F/A Amendment No. 2 filed September 15, 2000.  File Number 00-30464.

(4)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed May 8, 2001.  File Number 00-30464.

(5)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed May 8, 2002.  File Number 00-30464.

(6)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed May 16, 2003.  File Number 00-30464.

(7)

Previously filed as with the Company’s Report on Form 6-K filed June 18, 2004.  File Number 00-30464.

(8)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed June 23, 2004.  File Number 00-30464.

(9)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed June 7, 2005.  File Number 00-30464.

(10)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed May 8, 2006.  File Number 01-32558.

(11)

Previously filed as with the Company’s Report on Form 6-K filed October 19, 2006.  File Number 01-32558.

(12)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed April 2, 2007.  File Number 01-32558.

(13)

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed March 31, 2008.  File Number 01-32558

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMA EXPLORATION INC.

Dated:

April 7,  2009

/s/ Joseph Grosso

Joseph Grosso,

President, Chief Executive Officer, and Director

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 15 and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Joseph Grosso”

“Mike Clark”

Joseph Grosso

Mike Clark

President

Chief Financial Officer

March 27, 2009

Independent Auditors’ Report

To the Shareholders of

IMA Exploration Inc.

We have audited the consolidated  balance sheets of IMA Exploration Inc. (the “Company”) as at December 31, 2008 and 2007 and the consolidated  statements of operations, comprehensive income (loss) and deficit, cash flows, and changes in shareholders’ equity for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, BC

March 24, 2009

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated March 24, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, BC

March 24, 2009

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

(Expressed in Canadian Dollars)

	2008 $	2007 $
A S S E T S
CURRENT ASSETS
Cash	102,706	183,628
Short-term investments (Note 5)	21,347,769	6,813,462
Marketable securities and investment (Note 6)	120,869	-
Other receivables and prepaids (Note 10)	190,007	422,400
Navidad interest (Notes 2 and 3)	-	18,500,000
	21,761,351	25,919,490
DEPOSIT (Note 10)	205,000	205,000
INVESTMENT (Note 6)	718,248	-
	22,684,599	26,124,490

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 10)	193,343	105,724
TERMINATION BENEFIT(Note 10)	711,500	-
	904,843	105,724
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 8)	58,753,501	58,753,501
WARRANTS (Note 8)	-	1,281,946
CONTRIBUTED SURPLUS (Note 9)	7,502,258	6,157,412
DEFICIT	(44,476,003)	(40,174,093)
	21,779,756	26,018,766
	22,684,599	26,124,490

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Notes 2 and 3)

COMMITMENTS (Note 10)

SUBSEQUENT EVENT (Note 7)

APPROVED BY THE BOARD
“David Horton”	, Director
“Robert Stuart Angus”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $	2006 $
EXPENSES		Restated – Note 2	Restated – Note 2
Administrative and management services	268,882	209,201	461,553
Corporate development and investor relations	183,784	167,817	328,779
Exploration (Note 7)	1,930,325	99,589	4,678,096
Consulting	232,000	-	-
Office and sundry	245,894	238,220	181,913
Professional fees	234,382	1,022,321	1,124,144
Rent, parking and storage	108,658	49,023	96,263
Salaries and employee benefits	350,792	244,337	652,530
Stock-based compensation (Note 8)	62,900	34,421	393,120
Telephone and utilities	20,347	12,053	17,432
Transfer agent and regulatory fees	70,731	80,122	103,457
Travel and accommodation	69,690	35,230	93,392
Navidad holding costs (Note 3)	-	109,666	312,349
LOSS BEFORE OTHER ITEMS	(3,778,385)	(2,302,000)	(8,443,028)
OTHER INCOME (EXPENSE)
Foreign exchange loss	(14,758)	(8,324)	(2,865)
Interest income	863,416	675,156	373,009
Other than temporary loss on marketable securities (Note 6)	(474,810)	-	-
Loss from equity investment (Note 6)	(68,174)	-	-
Loss on held-for-trading investment (Note 6)	(117,699)	-	-
Termination benefit (Note 10)	(711,500)	-	-
Navidad recovery (Note 3)	-	18,314,000	-
	(523,525)	18,980,832	370,144
INCOME (LOSS) AND COMPREHENSIVE (INCOME) LOSS FOR THE YEAR	(4,301,910)	16,678,832	(8,072,884)
DEFICIT - BEGINNING OF YEAR	(40,174,093)	(56,852,925)	(48,780,041)
DEFICIT - END OF YEAR	(44,476,003)	(40,174,093)	(56,852,925)
BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.08)	$0.32	$(0.16)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,132,064	52,099,787	51,263,575

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $	2006 $
CASH PROVIDED FROM (USED FOR)		Restated – Note 2	Restated – Note 2
OPERATING ACTIVITIES
Income (loss) for the year	(4,301,910)	16,678,832	(8,072,884)
Items not affecting cash
Accrued interest in short-term investments	(534,307)	-	-
Stock-based compensation	62,900	34,421	393,120
Loss on marketable securities (Note 6)	474,810	-	-
Loss from equity investment (Note 6)	68,174	-	-
Loss on held-for-trading investment	117,699	-	-
Receipt of Navidad interest	18,500,000	-	-
Termination benefit (Note 10)	711,500	-	-
Navidad recovery (Note 3)	-	(18,314,000)	-
	15,098,866	(1,600,747)	(7,679,764)
Change in non-cash working capital balances	320,012	(353,083)	(596,912)
	15,418,878	(1,953,830)	(8,276,676)
INVESTING ACTIVITIES
Purchase of marketable securities and investments	(1,499,800)	-	-
Purchase/proceeds on disposal of in short-term investments	(14,000,000)	1,686,538	(920,000)
	(15,499,800)	1,686,538	(920,000)
FINANCING ACTIVITIES
Issuance of common shares	-	59,500	10,308,450
Share issuance costs	-	-	(871,749)
	-	59,500	9,436,701
INCREASE (DECREASE) IN CASH	(80,922)	(207,792)	240,025
CASH - BEGINNING OF YEAR	183,628	391,420	151,395
CASH - END OF YEAR	102,706	183,628	391,420

SUPPLEMENTARY CASH FLOW INFORMATION (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2
SHARE CAPITAL
Balance at beginning of year	58,753,501	58,664,727	50,414,672
Private placements	-	-	10,027,500
Warrant valuation	-	-	(1,298,981)
Exercise of options	-	59,500	280,950
Contributed surplus reallocated on the exercise of options	-	29,274	95,300
Share issue costs	-	-	(854,714)
Balance at end of year	58,753,501	58,753,501	58,664,727
WARRANTS
Balance at beginning of year	1,281,946	1,281,946	-
Warrant valuation from private placement warrants granted	-	-	1,298,981
Warrant valuation from agent’s warrants granted	-	-	110,164
Warrant issue costs	-	-	(127,199)
Contributed surplus reallocated on expiry of warrants	(1,281,946)	-	-
Balance at end of year	-	1,281,946
CONTRIBUTED SURPLUS
Balance at beginning of year	6,157,412	6,152,265	5,854,445
Contributed surplus as a result of stock options granted	62,900	34,421	393,120
Contributed surplus reallocated on expiry of warrants	1,281,946	-	-
Contributed surplus reallocated on the exercise of stock options	-	(29,274)	(95,300)
Balance at end of year	7,502,258	6,157,412	6,152,265
DEFICIT
Balance at beginning of year	(40,174,093)	(56,852,925)	(48,780,041)
Income (loss) for the year	(4,301,910)	16,678,832	(8,072,884)
Balance at end of year	(44,476,003)	(40,174,093)	(56,852,925)

TOTAL SHAREHOLDERS’ EQUITY	21,779,756	26,018,766	9,246,013

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

IMA Exploration Inc. (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

2.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported December 31, 2007 and 2006 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As stated $
Navidad recovery for the year ended December 31, 2007	550,479	17,763,521	18,314,000
Income (loss) for the year ended December 31, 2007	(1,084,689)	17,763,521	16,678,832
Loss per share for the year ended December 31, 2007	(0.02)	0.34	0.32
Navidad interest as at December 31, 2006	17,949,521	(17,763,521)	186,000
Exploration expense for the year ended December 31, 2006	(186,572)	(4,491,524)	(4,678,096)
Income (loss) for the year ended December 31, 2006	(3,581,360)	(4,491,524)	(8,072,884)
Loss per share for the year ended December 31, 2006	(0.07)	(0.09)	(0.16)
Deficit at December 31, 2006	(39,089,404)	(17,763,521)	(56,852,925)

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

3.

NAVIDAD INTEREST

On March 5, 2004, Aquiline Resources Inc. (“Aquiline”), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages.  On July 14, 2006 the court released its judgment on the claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

The Order reads in part:

“(a)

that Inversiones Mineras Argentinas SA (“IMA SA”) transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

  (b)

that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

  (c)

that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and

  (d)

any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court.”

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

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close.  The Navidad property has been transferred to Aquiline.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

3.

NAVIDAD INTEREST (continued)

As at December 31, 2007, the Company recorded a Navidad interest balance of $18,500,000, the components of which are as follows:

$
Mineral properties (i)	17,763,521
Navidad recovery (ii)	550,479
18,314,000
Marketable securities (iii)	186,000
Navidad interest	18,500,000

(i)

The mineral property costs represent the carrying value of the acquisition costs and all exploration costs the Company had incurred in the development of the Navidad project.

(ii)

The Company has recorded an additional recovery of $550,479 to bring the total Navidad interest amount recoverable to $18,500,000 pursuant to IPDA.

(iii)

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

The Company expensed Navidad holding costs of $109,666 in the year ended December 31, 2007.  These are costs the Company incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline under the terms of the IPDA.

4.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 15.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates include the assumptions used in the determination of the fair value of stock based compensation and other than temporary impairments for investments.  Actual results may differ from these estimates.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All inter-company transactions and balances have been eliminated.  The Company also equity accounts an entity that is subject to control on basis other than ownership of a majority of the voting interests (note 6).

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.   Cash equivalents are stated at cost, which is approximates fair value.

Short-term Investments

Short-term investments include money market investments maturing less than 12 months from the date of initial investment.

Mineral Properties

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see note 2).

When a property is placed in commercial production, acquisition costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2008 the Company does not have any asset retirement obligations.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Translation of Foreign Currencies

The Company’s foreign operations are integrated and are translated using the temporal method.  Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates.  Non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates.  The resulting gains or losses are reflected in operating results in the period of translation.

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

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. On a cash basis, the ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 8.

Stock-Based Compensation

The Company has an employee stock option plan.  The Company recognizes an expense or addition to exploration expenditures arising from stock options granted using the fair value method.  The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the expense is recognized over the option vesting period.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments related to those classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

The Company has designated its financial instruments as follows:

(i)

Cash and short-term investments are classified as “Available-for-sale”.

(ii)

Amounts receivable and deposits are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method.

(iii)

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Comprehensive Income

Section 1530, Comprehensive Income, introduced the financial statement “Statement of Comprehensive Income” effective January 1, 2007 and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the year ended December 31, 2008.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed (see note 2).

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the company's key management personnel:

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

This standard was effective for interim and annual financial statements beginning on January 1, 2008. Disclosures required by this standard are included in Note 11.

Financial Instruments Disclosures

In March 2007, the CICA issued section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revised and enhanced  previous disclosure requirements.  Section 3862 requires disclosure of additional detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company adopted this section effective January 1, 2008. Disclosures required by these standards are included in note 12.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company elected to adopt the recommendations retrospectively (see note 2).

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

5.

SHORT-TERM INVESTMENTS

As at December 31, 2008 and 2007, the Company held short-term investments comprised of the following:

	December 31, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.15% annual interest rate ($6,800,000 principal amount)	January 6, 2009	7,076,839
12 month term deposit - 3.45% annual interest rate ($10,000,000 principal amount)	February 10, 2009	10,305,302
12 month term deposit - 3.45% annual interest rate ($1,000,000 principal amount)	February 10, 2009	1,030,530
12 month term deposit - 3.15% annual interest rate ($2,900,000 principal amount)	August 12, 2009	2,935,098
		21,347,769

	December 31, 2007
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.45% annual interest rate ($6,700,000 principal)	August 13, 2008	6,813,462

All term deposits are redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.

6.

MARKETABLE SECURITIES AND INVESTMENT

For the year ended December 31, 2008
	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248
Warrants	213,578	-	-	(117,699)	95,879
Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

a)

On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with common directors, for $0.14 per unit for a total of $499,800.  On December 23, 2008 Panthera did a 10 for 1 rollback of its shares. As a result the Company now holds 357,000 shares. As at December 31, 2008, the quoted market value of the shares was $24,990. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. Management has determined that the decrease in fair value of Panthera is other than temporary.  As a result a loss of $474,810 has been recorded in Other income (expenses).

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

6.

MARKETABLE SECURITIES AND INVESTMENT (continued)

b)

On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The fair value assigned to the warrants was $213,578. At December 31, 2008 the fair value of the warrants was $95,879.  As a result the company recorded a loss of $117,699 on held-for-trading investments.

IMA’s holdings of Blue Sky is 22%.  The Company has accounted for its investment in common shares using the equity method and  has been classified as long-term.  Blue Sky has a December 31st year end and is under common management. During the year ended December 31, 2008 the Company recorded a $68,174 loss resulting from equity accounting. As at December 31, 2008, the quoted market value of the shares was $416,667. The Company has determined  this decrease in value to be temporary and accordingly has not recorded any  impairment of the common share investment

7.

MINERAL PROPERTIES

The table below summarizes the general exploration expenditures for the year ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Hushamu property	1,767,014	-	-
Navidad	-	-	4,491,524
General exploration	163,311	99,589	186,572
General exploration	1,930,325	99,589	4,678,096

Hushamu Property

The Company has entered into an Option Agreement with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

7.

MINERAL PROPERTIES (continued)

The table below summarizes the mineral property expenditures for the year ended December 31, 2008:

Hushamu Property
$
Balance, beginning of the year	-

Drilling	923,462
Salaries and contractors	373,178
Construction	107,235
Transportation	102,840
Assays	96,224
Supplies and equipment	65,933
Office	36,431
Road building/ Trenching	22,511
Imagery and base maps	17,274
Geotechnical	8,659
Shipping	6,772
Communications	6,495
Balance, end of the year	1,767,014

* Subsequent to year end the Company met its $1.9 million expenditure commitment

8.

SHARE CAPITAL

Authorized

-  unlimited common shares without par value

-

100,000,000 preferred shares without par value

Issued - common shares	December 31, 2008		December 31, 2007
	Number	$	Number	$
Balance, beginning of period	52,132,064	58,753,501	52,013,064	58,664,727
Exercise of options	-	-	119,000	59,500
Contributed surplus reallocated on exercise of options	-	-	-	29,274
Balance, end of period	52,132,064	58,753,501	52,132,064	58,753,501

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the year ended December 31, 2008 is as follows:

	2008		2007		2006
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, Beginning of year	4,330,000	2.72	4,624,000	2.69	4,848,500	2.53
Granted	250,000	0.54	100,000	0.47	283,000	3.21
Exercised	-	-	(119,000)	0.50	(315,000)	0.61
Cancelled/Forfeited	(680,000)	2.46	(160,000)	3.66	(187,500)	2.96
Expired	(1,275,000)	1.62	(115,000)	0.50	(5,000)	0.40
Balance, end of year	2,625,000	3.12	4,330,000	2.72	4,624,000	2.69

Stock options outstanding and exercisable at December 31, 2008 are as follows:

Number	Exercise Price $	Expiry Date
1,147,000	3.10	March 24, 2009
690,000	4.16	March 16, 2010
355,000	2.92	November 16, 2010
250,000	0.54	June 2, 2011
183,000	3.21	June 22, 2011
2,625,000

During the year ended December 31, 2008, the Company granted stock options to directors, employees or consultants to acquire 250,000 (2007 – 100,000; 2006 - 273,000) common shares of the Company and recorded compensation expense of $62,900 (2007: $34,421; 2006: $393,120) with a corresponding increase in contributed surplus as a result.

The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2008	2007	2006
Risk-free interest rate	3.18%	4.21%	4.0%
Estimated volatility	125%	136%	70%
Expected life	3 years	2.5 years	2.5 years
Expected dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year was $0.25 (2007 - $0.34; 2006 - $1.76).  Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(b)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at December 31, 2008, 2007 and 2006 and the changes for the years ending on those dates is as follows:

	2008	2007	2006
Balance, beginning of year	3,271,070	3,504,404	1,900,004
Issued	-	-	1,604,400
Expired	(1,604,400)	(233,334)	-
Balance, end of year	1,666,670	3,271,070	3,504,404

Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2008 are as follows:

Number	Exercise Price $	Expiry Date
1,666,670	3.45	September 14, 2009

9.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	December 31, 2008	December 31, 2007	December 31, 2006
	$	$	$
Balance, beginning of period	6,157,412	6,152,265	5,854,445
Contributed Surplus as a result of stock options granted	62,900	34,421	393,120
Contributed Surplus reallocated on exercise of stock options	-	(29,274)	(95,300)
Contributed Surplus reallocated on expiry of warrants	1,281,946	-	-
Balance, end of period	7,502,258	6,157,412	6,152,265

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the year ended December 31, 2008, the Company incurred fees of $619,807 (2007: $349,143; 2006: $724,902) to the Grosso Group: $595,482 (2007: $330,305; 2006: $764,115) was paid in twelve monthly payments and $24,325 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2007 – $18,838 included in amounts payable; 2006: $39,213 included in amounts receivable).  Also, included in deposits is a $205,000 (2007 - $205,000; 2006 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

Effective May 31, 2008 Astral Mining Corporation withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

Effective September 1, 2008 Panthera withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

(b)

During the year ended December 31, 2008, the Company paid $310,558 (2007 - $353,283; 2006: $533,917) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the year ended December 31, 2008 was $120,000.  This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

The Company may terminate this agreement by giving the director thirty day written notice.  In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the year ended December 31, 2008 was $250,000 (2007 - $250,000; 2006 - $350,667). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (continued)

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2008, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  At December 31, 2008, the Company has accrued a total of $711,500 (2007 - $nil) related to this bonus and termination benefits.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the fiscal year ended December 31, 2008, the Company has accrued a receivable of $59,442 from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

CAPITAL RISK MANAGEMENT

The capital Structure of the Company consists of equity attributable to common shareholders and includes share capital, warrants, contributed surplus, stock options, accumulated other comprehensive loss and deficit.

The Company manages its capital to maximize its ability to continue as a going concern and have sufficient capital to explore and develop mining projects.  There were no changes to the company’s capital risk management strategy during the year ended December 31, 2008.

12.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

12.

MANAGEMENT OF FINANCIAL RISK (continued)

The Company has not hedged its exposure to currency fluctuations.  At  December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities in US dollars and Argentina pesos:

	December 31, 2008		December 31, 2007		December 31, 2006
	US$	Arg$	US$	Arg$	US$	Arg$
Cash	86,829	613	79,400	66,256	54,121	206,107
Other receivables and prepaids	27,967	-	680		101	4,000
Accounts payable and accrued liabilities	(27,834)	-	(1,704)	(30,725)	(4,246)	(156,438)

Based on the net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Argentinean pesos would be insignificant in the Company’s net earnings.

Credit Risk: Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables.  The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly Copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

13.

INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations, comprehensive income (loss) and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2008	2007 Restated – Note 2	2006 Restated – Note 2
Statutory tax rate	31.00%	34.12%	34.12%
	$	$	$
Income (loss) for the year	(4,301,910)	16,678,832	(8,072,884)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,333,592)	5,690,817	(2,754,468)
Differences in foreign tax rates	-	(707)	(526)
Non-deductible differences	23,134	26,288	1,681,840
Loss expiry	260,760	430,571	428,518
Non taxable component of Navidad recovery	-	(6,060,913)	-
Change in valuation allowance	1,107,675	(926,300)	630,433
Other	(57,977)	840,244	14,203
	-	-	-

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

13.

INCOME TAXES (continued)

The significant components of the Company’s future tax assets are as follows:

	2008 $	2007 $	2006 $
Future income tax assets
Operating loss carryforward	4,681,251	4,307,036	4,950,897
Share issue costs	143,509	288,455	509,317
Resource deductions	778,142	268,425	306,710
Other	390,839	22,150	45,442
	5,993,741	4,886,066	5,812,366
Valuation allowance for future tax assets	(5,993,741)	(4,886,066)	(5,812,366)
	-	-	-

The Company has Canadian capital loss carryforwards of $161,172 and non-capital loss carryforwards of $17,337,966 that may be available for tax purposes.  The Company’s capital losses do not expire and may be carried forward indefinitely.  The non-capital losses expire as follows:

Expiry Date	$
2009	1,317,730
2010	1,545,964
2014	2,752,324
2015	4,708,790
2026	3,282,352
2027	1,503,664
2028	2,227,142
17,337,966

14.

SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2008 and 2007.

The Company’s total assets are segmented geographically as follows:

	December 31, 2008
	Canada $	Argentina $	Total $
Current assets	21,761,139	212	21,761,351
Deposit	205,000	-	205,000
Investment	718,248	-	718,248
	22,684,387	212	22,684,599

	December 31, 2007
	Canada $	Argentina $	Total $
Current assets	25,897,160	22,330	25,919,490
Deposit	205,000	-	205,000
	26,102,160	22,330	26,124,490

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

15.

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

The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2
Consolidated statements of operations
Income (loss) for the year under Canadian GAAP and US GAAP	(4,301,910)	16,678,832	(8,072,884)
Unrealized losses on available-for-sale securities (ii)	-	-	(3,000)
Comprehensive loss (iii)	(4,301,910)	16,678,832	(8,075,884)
Basic and diluted income (loss) per share under US GAAP	(0.08)	0.32	(0.16)
Weighted average number of common shares outstanding	52,132,064	52,099,787	51,263,575

	2008 $	2007 $	2006 $
			Restated – Note 2
Shareholders' Equity
Balance per Canadian GAAP	21,779,756	26,018,766	9,246,013
Accumulated other comprehensive income (ii)	-	-	81,000
Balance per US GAAP	21,779,756	26,018,766	9,327,013

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2
Mineral properties
Balance per Canadian GAAP	-	-	-
Transfer of marketable securities (ii)	-	-	-
Mineral properties and deferred costs expensed under US GAAP (i)	-	-	-
Balance per US GAAP	-	-	-

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2
Navidad interest
Balance per Canadian GAAP	-	18,500,000	186,000
Fair value adjustment	-	-	81,000
Balance per US GAAP	-	18,500,000	267,000

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (continued)

There are no differences for the statements cash flows between Canadian GAAP and US GAAP for the years ending December 31, 2008, 2007 and 2006.

i)

Mineral Properties and Deferred Costs

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred as is required for US GAAP (see note 2).

ii)

Investments

For the 2006 fiscal year, the Company’s marketable securities were classified as available-for-sale investments under US GAAP until July 14, 2006, the date of the Navidad judgment.  Subsequently, the marketable securities were transferred to the Navidad interest balance (see Note 3 above).

iii)

Comprehensive Income

US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

iv)

Realization of Navidad interest

For US GAAP purposes the Company had previously expensed the exploration and other costs that comprised the amount shown as Navidad interest. The Company has recognized as income those costs in 2007 as the litigation is concluded and the funds representing those costs have been received. (See Note 3).

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and was effective for the first quarter of 2008. This guidance is not effective until January 1, 2009.

Recently issued US GAAP accounting standards:

i) In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (continued)

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Management anticipates the adoption of this interpretation is not expected to have an effect on the Company’s results of operations or financial position.

ii)  In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

§

all business acquisitions would be measured at fair value.

§

the existing definition of a business would be expanded.

§

pre-acquisition contingencies would be measured at fair value.

§

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

§

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

§

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

§

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

§

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets   acquired and liabilities assumed. Goodwill is allocated to the acquirer and the  non-controlling interest.

§

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.

iii)  Equity Method Investment Accounting Considerations

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investees issuance of shares.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

16.

SUPPLEMENTARY CASH FLOW INFORMATION

	2008 $	2007 $	2006 $
Financing activities
Shares issue costs	-	-	(95,893)
Warrant issue costs	-	-	(14,271)
Warrants	-	-	110,164
Shares issued on exercise of options	-	29,274	74,800
Contributed surplus	-	(29,274)	(74,800)
	-	-	-

	2008 $	2007 $	2006 $
Change in non-cash working capital
Other receivables and prepaids	232,393	(222,195)	143,287
Accounts payable	87,619	(130,888)	(740,199)
	320,012	353,083	596,912