Form 20-F/A
period 2008-12-31
KOBEX MINERALS INC.
filed 2009-12-02
CIK 1102706

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

Commission file number: 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)
(Exact name of Registrant as specified in its charter)

KOBEX MINERALS INC.
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

1700 -700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
(Address of principal executive offices)

Samuel Yik, 604-688-9368, syik@kobexminerals.com
1700 -700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
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

U.S. GAAP  _____                                           International Financial Reporting Standards as issuedOther __X___
By the International Accounting Standards Board   _____

If “Other” has be checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X                                    Item 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes       No     X

Table of Contents

EXPLANATORY NOTE:	4
Item 3. Key Information.	4
Item 4. Information on the Company.	4
Item 17. Financial Statements.	5
Item 19. Exhibits.	5

EXPLANATORY NOTE:

We hereby amend our Annual Report, on Form 20-F, filed on April 8, 2009, by this Amendment No. 1 on Form 20-F/A, in response to a request from the Securities and Exchange Commission to clarify or amend the Company’s financial statements and related disclosures in the Company’s 20-F for the year ended December 31, 2008.

We amend our 20-F for the following purposes:

1.
amendment to Item 3. Key Information, Selected Financial Information table to revise the description of the line items in the Consolidated Statements of Cash Flows table so that the parentheses appropriately represent “used” cash resources;

2.	amendment to Item 4. Information on the Company, we have included the map of our Island Copper Project; and

3.	inclusion of the “signed” audit report of our auditors for the fiscal year ended December 31, 2008.

We are also updating Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1.

This Amendment does not amend or restate any information contained in our 20-F filed on April 8, 2009, other than as noted in this Explanatory Note. This Amendment does not purport to update any recent events or developments to the date of the original filing on April 8, 2009.

Item 3.  Key Information.

Selected Financial Data

	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Consolidated statements of cash flows
Operating Activities
Cash generated (used) per Canadian and US GAAP	$15,419	$(1,954)	$(8,277)	$(10,875)	$(7,410)
Investing Activities
Cash generated (used) per Canadian and US GAAP	$(15,500)	$1,687	$(920)	$(3,233)	$(1,561)

Financing activities
Cash provided per Canadian and US GAAP	-	$60	$9,437	$13,478	$9,297

Item 4.   Information on the Company.

Principal Properties

Canada

Island Copper Project

The following map identifies the location of the Island Copper Project:

Item 17.  Financial Statements.
Page
Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006	F-1 – F-27

Item 19.  Exhibits.

(a)	Financial Statements

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006

(b)	List of Exhibits.

Exhibit Number	Description
12.1	Certification of Alfred Hills Pursuant to Rule 13a-14(a)
12.2	Certification of Samuel Yik Pursuant to Rule 13a-14(a)
13.1	Certification of Alfred Hills Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Samuel Yik Pursuant to 18 U.S.C. Section 1350
15.1	Consent Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOBEX MINERALS INC.

Dated: December 1, 2009	/s/ Alfred Hills
Alfred Hills,
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

(signed) “PricewaterhouseCoopers LLP”

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

(signed) “PricewaterhouseCoopers LLP”

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
“David Horton”, Director
“Robert Stuart Angus”, Director

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

IMA EXPLORATION INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2
SHARE CAPITAL
Balance at beginning of year	58,753,501	58,664,727	50,414,672
Private placements	-	-	10,027,500
Warrant valuation	-	-	(1,298,981)
Exercise of options	-	59,500	280,950
Contributed surplus reallocated on the exercise of options	-	29,274	95,300
Share issue costs	-	-	(854,714)
Balance at end of year	58,753,501	58,753,501	58,664,727
WARRANTS
Balance at beginning of year	1,281,946	1,281,946	-
Warrant valuation from private placement warrants granted	-	-	1,298,981
Warrant valuation from agent’s warrants granted	-	-	110,164
Warrant issue costs	-	-	(127,199)
Contributed surplus reallocated on expiry of warrants	(1,281,946)	-	-
Balance at end of year	-	1,281,946	1,281,946
CONTRIBUTED SURPLUS
Balance at beginning of year	6,157,412	6,152,265	5,854,445
Contributed surplus as a result of stock options granted	62,900	34,421	393,120
Contributed surplus reallocated on expiry of warrants	1,281,946	-	-
Contributed surplus reallocated on the exercise of stock options	-	(29,274)	(95,300)
Balance at end of year	7,502,258	6,157,412	6,152,265
DEFICIT
Balance at beginning of year	(40,174,093)	(56,852,925)	(48,780,041)
Income (loss) for the year	(4,301,910)	16,678,832	(8,072,884)
Balance at end of year	(44,476,003)	(40,174,093)	(56,852,925)

TOTAL SHAREHOLDERS’ EQUITY	21,779,756	26,018,766	9,246,013

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