Form 20-F
period 2009-12-31
KOBEX MINERALS INC.
filed 2010-04-06
CIK 1102706

[1]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-32558

KOBEX MINERALS INC.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

1700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
(Address of principal executive offices)

Samuel Yik
1700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8 Tel: (604) 688-9368 E-mail: investor@kobexminerals.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:	Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 45,967,077 common shares as at December 31, 2009

[2]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued	☐	Other	☒
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

[3]

[4]

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Kobex” refer to Kobex Minerals Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report and the documents attached as exhibits to this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kobex Minerals Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, statements about expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company’s production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

●	risks related to the title to the Company’s mineral properties;

●	risks related to the Company’s history of losses and lack of revenues;

●	risks related to the Company’s lack of production history;

●	risks related to the Company’s exploration activities;

●	risks related to the Company raising capital through additional equity financing or joint venture arrangements;

●	risks related to joint ventures and other partnerships;

●	risks related to exploration, development and mining activities;

●	risks related to fluctuations in metal prices;

●	risks related to potential litigation;

●	risks related to potential community actions;.

●	risks related to mineral resources are estimates;

●	risks related to differences in United States and Canadian reporting of reserves and resources;

●	risks related to permits and licenses for the Company’s properties;

●	risks related to the global economy;

●	risks related to political and economic instability in foreign countries where the Company holds properties;

●	risks related to foreign currency fluctuations;

●	risks related to environmental laws;

●	risks related to unexpected delays in the Company’s plan of operation;

●	risks related to volume and price fluctuations in the Company’s common shares;

[5]

●	risks related to the Company not insuring against all risks;

●	risks related to the Company’s key personnel;

●	risks related to the Company’s dependence on third parties;

●	risks related to the Company’s officers and directors having potential conflicts of interest;

●	risks related to government regulation;

●	risks related to competition within the mining industry;

●	risks related to the Company’s common stock;

●	risks related to the enforceability of judgments in the United States;

●	risks related to the Company’s status as a foreign issuer;

●	risks related to increased costs of the Company being a public company; and

●	risks related to the Company’s likely status as a passive foreign investment company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult our quarterly and annual filings with Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

[6]

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

As used in this annual report, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

[7]

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

Hydrothermal Alteration	Those chemical and mineral changes resulting from the interaction of hot water solutions with pre-existing solid mineral phases.

Island Plutonic Suite	Geological unit composed of Jurassic intrusive rocks

Intrusive Rock	A body of rock, that while fluid, penetrated into or between other rocks, but solidified before reaching the surface.

Jurassic	The second period of the Mesozoic era thought to have covered the span of time between 190 and 135 million years ago.

km	Kilometer

m	Metre

Porphyry	An igneous rock containing mineral crystals that are visibly larger than other crystals of the same or different composition.

ppm	parts per million

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

[8]

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references in this annual report are to Canadian dollars.

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Canadian Dollars Per U.S. Dollars
	2009	2008	2007	2006	2005	2004
Average for the period	0.8760	0.9441	0.9348	0.8820	0.8259	0.7697
Low for the period	0.9755	1.0289	1.0905	0.9099	0.8690	0.8493

For the Month of
	February 2010	January 2010	December 2009	November 2009	October 2009	September 2009
High for the period	0.9283	0.9350	0.9304	0.9234	0.9123	0.9007
Low for the period	0.9642	0.9780	0.9647	0.9590	0.9755	0.9442

Exchange rates are based on the Bank of Canada nominal noon exchange rates.   The nominal noon exchange rate on March 26, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0285

[9]

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.           Selected Financial Data

The selected financial data and the information in the following table of the Company for the years ended December 31, 2009, 2008, and 2007 was derived from the audited consolidated financial statements of the Company.  The audited consolidated financial statements for the years ended December 31, 2008 and 2007 have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The consolidated financials for the year ended December 31, 2009 have been audited by KPMG LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth and the information in the following table for the year ended December 31, 2005 is derived from the Company’s audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements under the heading “Item 17. Financial Statements”.

The following table of selected financial data has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Reference is made to Note 13 of the audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007  included herein for a discussion of the material measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

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

[10]

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2009	2008	Restated 2007		Restated 2006		Restated 2005
Revenue	-	-	-		-		-
General Corporate Expenditures	(2,973)	(1,848)	(2,202)		(3,765)		(6,672)
Exploration Expenditures	(165)	(1,930)	(100	)(a)	(4,678	)(a)	(7,081)
Foreign Exchange Gain (Loss)	(86)	(15)	(8)		(3)		233
Interest and Miscellaneous Income	394	863	675		373		150
Provision for Marketable Securities		(475)	-		-		-
Gain on sale of marketable securities	12	-	-		-		-
Loss from Equity Investment	(273)	(68)	-		-		-
Gain on held-for-trading investment	432	(118)	-		-		-
Termination Benefit	(1,032)	(711)	-		-		-
Navidad recovery	-	-	18,314		-		-
Income tax recovery	527	-	-		-		-
Net Income (Loss) for the Year	(3,164)	(4,302)	16,679		(8,073)		(13,370)
Income (Loss) per Share from Continuing Operations (b)	(0.11)	(0.20)	0.77		(0.38)		(0.70)
Income (Loss) per Share -Basic and Diluted (b)	(0.11)	(0.20)	0.77		(0.38)		(0.70)
Weighted Average Number of Shares Outstanding (b)	27,958	21,722	21,708		21,360		19,249

Working Capital	46,018	21,568	7,314		8,855		7,489
Marketable Securities	5,001	-	-		-		186
Capital Assets	-	-	-		-		-
Navidad Interest	-	-	18,500		186		-
Termination Benefit	-	(712)	-		-		-
Total Assets	46,260	22,685	26,124		9,483		8,466
Net Assets - Shareholder’s Equity	46,046	21,780	26,019		9,246		7,489

(a)    The 2007 and 2006 General Exploration balance includes Navidad holding costs which are comprised of:

i)	costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;

ii)	costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline

(b)	The per share amounts and weighted average number of share outstanding have all been restated to reflect the 2.4 for 1 share consolidation on September 30, 2009.

(c)
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

[11]

	2009	2008	Restated 2007	Restated 2006	Restated 2005
Consolidated statements of cash flows

Operating Activities

Cash generated (used) per Canadian and US GAAP	$(3,868)	$953	$(1,954)	$(8,277)	$(10,875)

Investing Activities

Cash generated (used) per Canadian and US GAAP	$23,329	$(1,500)	$-	$(920)	$(3,233)

Financing activities

Cash provided per Canadian and US GAAP	-	-	$60	$9,437	$13,478

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 13 of the accompanying consolidated audited financial statements):

	(Cdn$ in 000, except per share data)

	2009	2008	Restated 2007	Restated 2006	Restated 2005
Consolidated Statement of Operations
Income (loss) for the year under CDN GAAP	$(3,163)	$(4,302)	$16,679	$(8,073)	$(13,370)
Income tax recovery	(527)	-	-	-	-
Income (loss) for the year under US GAAP	(3,690)	(4,302)	16,679	(8,073)	(13,370)
Unrealized (loss) gains on available-for-sale securities	-	-	-	(3)	-
Reversal of income tax recovery	527	-	-	-	-
Comprehensive income (loss) for the year under US GAAP	$(3,163)	$(4,302)	$16,679	$(8,076)	$(13,370)
Income (loss) per share under US GAAP	$(0.13)	(0.20)	0.77	(0.38)	(0.70)
Diluted Income (loss) per share under US GAAP	$(0.11)	(0.20)	0.77	(0.38)	(0.70)

	2009	2008	2007	2006	2005
Shareholders’ Equity
Balance per Canadian GAAP	$46,046	$21,780	$26,019	$9,246	$7,489
Adjustment to retained earnings related to income taxes	(527)	-	-	-	-
Adjustment to accumulated other comprehensive income	527	-	-	81	84
Balance per US GAAP	$46,046	$21,780	$26,019	$9,327	$7,573

[12]

	2009	2008	2007	2006	2005
Mineral Properties/Navidad Interest
Balance per Canadian GAAP	-	-	18,500	186	-
Fair value	-	-	-	81	-
Balance per US GAAP	-	-	18,500	267	-

See Note 13 of the Company’s consolidated financial statements.

Exchange Rate History

See the disclosure under the heading “Currency and Exchange Rates” above.

Recently Issued US GAAP Accounting Standards

United States Pronouncements

In December 2007, the FASB issued a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is substantially converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008, and will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The adoption of this interpretation did not have an effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued a revised standard on accounting for business combinations. The major changes to accounting for business combinations are summarized as follows:

■	all business acquisitions would be measured at fair value.

■	the existing definition of a business would be expanded.

■	pre-acquisition contingencies would be measured at fair value.

■	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

■	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

■
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

■
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

■
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets   acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

■
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

[13]

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

Canadian Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements for the year ended December 31, 2009.

General Standard of Financial Statement Presentation

The Company implemented this section which required the Company to include management’s assessment and disclosure of an entity’s ability to continue as a going concern.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

[14]

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is substantially equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted yet.

International Financial Reporting Standards (“IFRS”)

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

●
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted;  however, exemptive relief requires approval of the Canadian Securities Administrators.

●
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, the Company has commenced the planning process during the second quarter of 2009. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

●	The Company retained the service of PricewaterhouseCoopers to provide technical and process management assistance for the project.

●	The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

●	A diagnostic assessment of the key impact areas has been completed.

●
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

●	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.

●	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.

●	Our audit committee is monitoring our progress and is kept informed of issues identified.

●	Our external auditor is advised of the progress status and issues identified.

The Company anticipates that there will be changes in accounting policies and these changes may materially impact our financial statements.

[15]

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 13 of the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

Due to the nature of the Company’s business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company’s operations (see “Item 4. Information on the Company – History and Development of the Company”):

The title to mineral claims is often uncertain and there may be challenges or problems to the Company’s title to its mineral properties.

The Company has under option mineral claims which constitute the Company’s property holdings.  The ownership and validity of mining claims are often uncertain and may be contested.

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

The Company has a history of losses and has not generated any revenues from operations.

The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 (outside of net income in the fiscal year ended December 31, 2007 due primarily to the Navidad recovery).  The Company has financed its operations principally through the sale of its equity securities.   The Company does not anticipate that it will earn any revenue from its operations until its properties are placement into production, if ever.  If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

[16]

The Company has no history of production and may never achieve revenues or profitability.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. The Company may not generate any revenues or achieve profitability.

The Company’s exploration activities may not be commercially successful.

The Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in SEC Industry Guide 7.  The term “reserves” is defined in SEC Industry Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.”

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into  producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of SEC Industry Guide 7 is extremely remote.  The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.

The success of mineral exploration and development is determined in part by the following factors:

●	the identification of potential mineralization based on analysis;
●	the availability of exploration permits;
●	the quality of the Company’s management and its geological and technical expertise; and
●	the capital available for exploration.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

If any of the Company’s exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

The Company seeks additional capital through equity financings or joint venture arrangements.

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

[17]

Joint ventures and other partnerships in relation to the Company’s properties may expose the Company to risks.

The Company may seek joint venture partners to provide funding for further work on any or all of those other properties.  Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture.  Any investments, strategic alliances or related efforts are accompanied by risks such as:

●	the difficulty of identifying appropriate joint venture partners or opportunities;
●	the time the Company’s senior management must spend negotiating agreements and monitoring joint venture activities;
●	the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
●	potential regulatory issues applicable to the mineral exploration business;
●	the investment of the Company’s capital or properties and the loss of control over the return of the Company’s capital or assets;
●	the inability of management to capitalize on the growth opportunities presented by joint ventures; and
●	the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Exploration, development and mining involve a high degree of risk.

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

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in metal prices.

The value and price of the common shares of the Company, financial results, and its exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.   For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

[18]

Litigation may adversely affect the Company’s assets.

The Company may be involved in disputes with other parties in the future, which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and nongovernmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and resource figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources including many factors beyond the Company’s control. The estimation of mineral resources is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this prospectus, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Company will require exploration and mining permits and licenses.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

[19]

The Company may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. In 2007, 2008 and 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and 2009 and are continuing in 2010, causing a loss of confidence in the broader United States and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  Access to additional capital may not be available to the Company on terms acceptable to it, or at all.  Further, as a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities.  As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

The Company’s property interests in foreign countries are subject to risks from political and economic instability in those countries.

Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation.  In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.  Political risks may adversely affect the Company’s existing assets and operations. The Company does not maintain and does not intend to purchase political risk insurance.  Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Our financial position and results are subject to fluctuations in foreign currency values.

Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.  The Company’s operations make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company’s financial position and results.  Certain of the Company’s expenses are denominated in U.S. dollars.  As such, the Company’s principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars.  The Canadian dollar varies under market conditions.  Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position.  The Company’s foreign subsidiaries comprise a direct and integral extension of the Company’s operations.  These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities.  Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income.  The Company does not engage in hedging activities.  See “Item 5.  Operating and Financial Review and Prospects”.

[20]

The Company’s operations are subject to environmental risks.

All phases of the Company’s operations are subject to federal, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then the Company may become subject to liability for hazards that it may not be insured against or for clean-up work that may not be insured.

The Company’s plan of operation for its properties is subject to unexpected delays.

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

The Company’s common shares may be subject to price and volume fluctuations.

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $1.17 to a low of $0.62, and experienced a fluctuation from a high of US$1.12 to a low of US$0.48 on the NYSE Amex Equities (formerly the American Stock Exchange), during the 12-month period ending December 31, 2009.  There can be no assurance that continual fluctuations in price will not occur.

The Company does not insure against all risks.

The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations.  The Company maintains a Total Office Policy in Canadian dollars on its principal offices.  Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $65,000, with a  $1,000 deductible.  In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $500,000 for Tenants Legal Liability for any one leased premises, with a $1,000 deductible.

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is US$10 million.  The policy is renewable on a yearly basis.  The Company also maintains Executive and Organization Liability insurance policies expiring September 15, 2015, for the benefit of its previous directors.  The aggregate limit of liability is US$5 million for the former directors of IMA Explorations Inc. and US$7 million for the previous directors of Kobex Resources Ltd. and International Barytex Resources Ltd.  The policies were obtained as a condition of the Arrangements among the three companies.

[21]

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company is dependent on its key personnel.

The Company is dependent on the services of Alfred Hills, the President and CEO and a director of the Company.  The loss of Mr. Hills could have an adverse affect on the Company.  All of the Company’s officers are employed by the Company.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.  The Company does not maintain “key-man” insurance in respect of any of its principals.

The Company is dependent on certain third parties.

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

The Company’s officers and directors may have potential conflicts of interest.

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

Government regulation may adversely affect the Company’s business and planned operations.

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

[22]

At the present time, the Company’s mineral exploration activities in British Columbia are in compliance with all known environmental requirements.

The Company competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor’s return on investment will be solely determined by his or her ability to sell Common Shares in the secondary market.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Broker-dealers may be discouraged from effecting transactions in the Company’s common shares because they are considered a penny stock and are subject to the penny stock rules.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”.  Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  Since the Company’s shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules.    The Company’s shares will be subject to the penny stock rules until such time as (1) the issuer’s net tangible assets exceed US$5,000,000 during the issuer’s first three years of continuous operations or US$2,000,000 after the issuer’s first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

[23]

You may be unable to enforce U.S. judgments against the Company or its officers and directors.

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

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

[24]

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Common Shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

The Company is likely a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of our common shares should be aware that the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a passive foreign investment company (“PFIC”) for the current taxable year and subsequent taxable years.    If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” (“QEF Election”) or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  For each tax year that the Company qualifies as a PFIC, the Company intends to make available to U.S. Holders, upon written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and for each year in which the Company is a PFIC, use commercially reasonable efforts to provide all additional information that such U.S.  Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  The Company may elect to provide such information on its website (http://kobexminerals.com).  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations.”  Each U.S. shareholder should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

Item 4.   Information on the Company.

A.           History and Development of the Company

Our principal executive office is located at 1700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, Tel: (604) 688-9368, E-mail: investor@kobexminerals.com.

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

[25]

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

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution.  As a result of issuing 375,000 shares to IMPSA’s management and key employees, and the completion of two private placements (resulting in the issuance of a total of 1,528,000 common shares of IMPSA), the Company’s initial investment in IMPSA was diluted to 20.76%.  However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA.  During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company’s percentage ownership of IMPSA from 20.76% to 43.81%.  In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company’s Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% owned subsidiary, to acquire IMPSA’s 80% interest in IMPSA (BVI) and IMPSA’s advances to IMPSA (BVI) of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA (BVI).  See “Item 4. Information on the Company – Organizational Structure.”  The fee was limited to a maximum of $1,400,000.  This transaction was approved by IMPSA’s shareholders on September 4, 2001.  IMPSA used the cash proceeds to retire its debt to the Company.  Rio Tabaconas (formerly known as Tamborapa), IMPSA’s principal property, is for the most part an early stage exploration property and involves a high degree of risk.

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

[26]

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

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies.  Under the reorganization, the Company’s Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the “Navidad Properties”) continued to be owned by the Company, while the Company’s non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the “Transferred Assets”) were transferred to Golden Arrow Resources Corporation (“Golden Arrow”), a public company formed to effect the reorganization.

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

[27]
The Order read in part:

(a)	that Inversiones Mineras Argentinas SA (“IMA SA”) transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

(b)	that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

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

On October 18, 2006, the Company and Aquiline reached a definitive agreement (the “Interim Agreement”) for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court.  The parties agreed that the transactions outlined in the Interim Agreement were in satisfaction of the Order referenced above.  The principal terms and conditions of the Interim Agreement were as follows:

(i)	control of the Navidad Project was transferred to Aquiline in trust for the ultimately successful party in the appeal

(ii)
the Company and Aquiline agreed to the costs spent to date developing the Navidad Project in the amount of $18.5 million. Upon transfer of control of the Navidad Project, Aquiline paid $7.5 million of the costs into trust and the balance was to be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions and

(iii)	in the event that the Company was unsuccessful on appeal, the Company was to be paid such $18.5 million amount.

The effective date of the transfer of the Navidad project was November 16, 2006.  A copy of the Interim Agreement has been posted on the SEDAR website as one of the Company’s public documents and is titled “Interim Project Development Agreement”, and filed with the U.S. Securities and Exchange Commission on Form 6-K on October 19, 2006.

The Company’s appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgment on June 7, 2007.    The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close, and the Navidad property was transferred to Aquiline.

The Company was paid $18.5 million as consideration for these assets.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

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

[28]

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

Pursuant to an arrangement agreement dated August 17, 2009, among the Company (formerly IMA Exploration Inc.), Kobex Resources Ltd. (“Kobex”) and International Barytex Resources Ltd. (“Barytex”), the Company agreed, among other things, to acquire all the issued and outstanding common shares of Kobex and Barytex in exchange for issuing: (i) to Kobex shareholders, 1.311 common shares of the Company for each common share of Kobex acquired; and (ii) to Barytex shareholders, 0.221 common shares of the Company for each common share of Barytex acquired.  This transaction was effected by way of two statutory plans of arrangement (the “Kobex Arrangement” and the “Barytex Arrangement”, respectively, and together, the “Arrangements”), and was subject to approvals from the TSX Venture Exchange and the Barytex and Kobex shareholders, as well as court approval of the Arrangements. The details of the Arrangements are fully disclosed in the joint information circular dated August 25, 2009, prepared by Kobex and Barytex in connection with the Arrangements, and available on SEDAR at www.sedar.com under their respective profiles.

On September 25, 2009, the shareholders of the Company passed a special resolution authorizing the Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the approximately 110,317,580 fully paid and issued common shares without par value in the capital of the Company on the basis of 2.4 old common shares of the Company for one new common share of the Company into approximately 45,967,077 common shares of the Company; and the name of the Company be changed from “IMA Exploration Inc.” to “Kobex Minerals Inc.”.

On September 30, 2009, the Company completed the business combination with Barytex and Kobex.  The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on September 30, 2009.

All information in this annual report is presented on a post-consolidation basis, unless otherwise noted.

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

The Company has incurred acquisition costs of $28,048, $Nil, $Nil for the years ended December 31, 2009, 2008 and 2007, respectively. The Company has made exploration expenditures of $165,100, $1,930,325 and $99,589 for the years ended December 31, 2009, 2008 and 2007, respectively. On May 12, 2008 the Company entered into an Option Agreement with Western Copper Corporation to further explore and develop the Hushamu Property and the Company has the right to acquire up to a 70% interest. As at December 31, 2007, the Company recorded a recovery of $18,314,000 for the Navidad interest, comprised of exploration expenditures of $18,314,000 and marketable securities of $186,000 which were subject to transfer to Aquiline under the terms of the Interim Agreement.  The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

Planned Exploration Expenditures and Property Payments

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has approximately $41 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2010 and beyond. The Company’s reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required.

[29]

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

B.           Business Overview

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

Government Regulations

The Company’s operations are subject to certain governmental laws and regulations.  The Company’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted. See “Item 3. Key Information - Risk Factors - Foreign Countries and Regulatory Requirements”, “Item 3. Key Information - Risk Factors - Impact of Government Regulations on the Company’s Business” and “Item 3. Key Information - Risk Factors - Environmental Regulations.”

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

There are no material seasonal affects at the Island Copper Project.

[30]
C.           Organizational Structure

The Company has three direct wholly-owned subsidiary, IMA Latin America Inc. (“IMA Latin America”), a British Virgin Islands company, Kobex Resources Ltd. (“Kobex Resources”), a Vancouver based company and International Barytex Resources Inc. (“Barytex”), a Vancouver based company.

IMA Latin America has one direct wholly-owned subsidiary, Punto Dorado SA, an Argentinean company.

Kobex Resources has one direct wholly-owned subsidiary, Kobex Colorado Corp., a United States company.

The Company’s current corporate structure is depicted below.  See “Item 4. Information on the Company - History and Development of the Company.”

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

D.           Property, Plant and Equipment

The Company’s principal business is the acquisition and exploration of mineral properties.  As of the date of this annual report, the Company’s has a group of claims under option agreement (“the Island Copper Project”) and the Company’s operations are exploratory in nature.  See “Item 4. Information on the Company - History and Development of the Company.”

Principal Properties  - Canada

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

[31]

The Island Copper mine was a previous mining operation of BHP Utah.   Consequently, there is a power line to the property and a deep water ocean port nearby that can be used for shipment of concentrate to Asian markets. Additionally, there is active mining in the region of industrial minerals that are the main components in the production of cement and a local skilled labour force that the Company can employ as the project grows in magnitude.

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

[32]

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

[33]

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

[34]

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

[35]

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

[36]

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

[37]

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

[38]

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
The Company has not found any “reserves” on the Island Copper Project, as that term is defined in SEC Industry Guide 7.

Agreements

 See “Item 4. Information on the Company – History and Development of the Company” for a description of the Agreements under which the Company acquired its interest in the Island Copper Project.

As of December 31, 2009, the Company had expended $28,048 in acquisition costs and $2,020,661 in exploration expenses on the Island Copper Project.  During 2009 the Company also received a British Columbia Mining Tax Credit for $308,172 which has been recorded as a reduction of expenditures.

[39]
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
- New resource estimate for the Hushamu deposit
- Metallurgical study, ore transport alternatives study
 and preliminary mining study for the Hushamu deposit

1993 to 1997	Jordex Resources Inc.	- Drilling of the NW Expo zone with BHP Minerals - Geophysical survey of NW Expo area
1993	BHP Minerals	- Drilling of the Rupert Stock and two other anomalies on the East Block.
2002-2003	CRS Copper Resources Corp.	- Resource estimate for the Hushamu deposit
2003 to 2006	Lumina Copper Corp.	- Digital compilation - Helicopter-borne geophysics - Drilling at Hushamu, Cougar, NW Expo and Rupert targets
2006 to 2008	Western Copper Corporation	- Drilling of NW Expo and Cougar zones
*Current targets include: Hushamu, Northwest Expo, Cougar, Hep, South McIntosh, Pemberton Hills on the West Bloc and the Rupert target on the East Block.

[40]

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

[41]

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

During the fiscal years ending December 31, 2009, 2008 and 2007 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Navidad Interest Recovery		Acquisition Costs Expensed in Fiscal Year		Exploration Expensed in Fiscal Year (a)
December 31, 2007		$18,314,000	$	Nil	$209,255
December 31, 2008	$	Nil	$	Nil	$1,930,325
December 31, 2009	$	Nil		$28,048	$165,100

(a)	In fiscal 2007, this amount includes $109,666 (2006 - $312,349) in Navidad holding costs which is comprised of:
(i)	costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline; and
(ii)	costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements, including the Company’s belief as to the Company’s potential future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

[42]

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2009, 2008 and 2007, respectively, should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein under the heading “Item 17. Financial Statements” below.

Critical accounting policies

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2009 audited consolidated financial statements of the Company attached hereto.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

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

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Mineral Properties

Consistent with the Company’s accounting policy disclosed in Note 3 of the December 31, 2009 consolidated financial statements attached hereto, direct costs related to the acquisition of mineral properties held or controlled by it are capitalized on an individual property basis.  It is the Company’s policy to expense any exploration expenditures or associated costs to projects or properties.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.

A.           Operating Results

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

[43]

The Company’s consolidated financial statements were prepared on a going concern basis which assumes that it will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s audited consolidated financial statements are in Canadian dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in Note 13 of the consolidated financial statements of the Company included herein.  The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past three years, as the Company has had no income or net sales revenue during such period.

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

The Company’s accounting policy under Canadian and US GAAP is to defer all direct costs related to the acquisition of mineral properties held or controlled by the Company and to expense all exploration relating to proven and unproven mineral properties and incurred.  When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value. At December 31, 2009 the Company had $28,048 acquisition costs deferred. At December 31, 2008 the Company had $Nil acquisition costs deferred. At December 31, 2007 the Company recorded $18,314,000 as a recovery of Navidad exploration expenditures with a corresponding entry to Navidad Interest receivable; this amount was received in January and February 2008.

During the year ended December 31, 2009, there was no exercise of options, warrants or agents warrants.   As of December 31, 2009, the Company had reserved 1,242,264 common shares (2008 – 1,291,321; 2007 – 1,362,946) for issuance upon the exercise of outstanding warrants and 4,187,925 common shares for outstanding options (2008 – 2,625,000; 2007 – 4,330,000).

Cash on hand and cash equivalents at December 31, 2009 were approximately $40,900,000.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements of the Company attached hereto and related notes included therein.  See the heading “Item 17. Financial Statements” below.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, the Company reported a consolidated loss of $3,069,636 ($0.11 loss per share), a decrease of $1,232,274 from the loss of $4,301,910 ($0.20 loss per share) for the year ended December 31, 2008.  The decrease in the loss in 2009, compared to the 2008 amount, can be attributed to a $734,841 decrease in operating expenses and a decrease of $497,433 from other expense items.

[44]

The Company’s operating expenses for the year ended December 31, 2009 were $3,043,544, a decrease of $734,841 from $3,778,385 in 2008.

Exploration expenditures decreased to $165,100 in 2009 compared to $1,930,325 in 2008 as the Island Copper project was worked on mainly in 2008. Consulting fees increased by $195,213 to $427,213 in 2009, as the Company incurred significant consulting fees associated with the three way merger with Kobex Resources and Barytex.  Salary and employee benefits increased costs increased by $324,558 to $675,350 in 2009 compared to $350,792 in 2008. The increase in salaries is mainly as a result of the change in management that was a result of the merger with Kobex and Barytex. During the year Company recorded non-cash stock-based compensation of $520,722 (2008 - $62,900) for stock options granted to its employees, consultants and directors.

Other notable changes are:

In the 2009 period the Company recorded interest income of $393,863 compared to $863,416 in 2008 as a result of the Company having lower interest rates on its short-term investments in 2009. In addition the Company recorded a gain of $432,454 (2008 - $117,699 loss) on its held-for-trading investment.

The Company has accounted for the investment in Blue Sky using the equity method.  During 2009 the Company recorded a $261,471 equity loss resulting from the investment.  During the period, the Company’s holdings of Blue Sky was diluted from 22% to 19%. As a result, the Company recorded a dilution loss of $11,357.  On October 26, 2009 the Company sold 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333.  As of result of Blue Sky completing a financing of 5,500,000 units on October 27, 2009 and the sale of 8,333,333 warrants, the Company’s holding in Blue Sky was reduced to 16.5%.  Along with the termination of the services contract with Grosso Group Management Ltd. (the “Grosso Group”), which provides services and facilities to both the Company and Blue Sky, the latter is no longer under common management.  Consequently, the Company changed its method for accounting for its investment in Blue Sky from the equity method.  Effective September 30, 2009, the Company classifies the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the accumulative gains or losses are transferred to net income.  As at December 31, 2009 the investment had a market value of $5,000,000, net of a $205,000 deposit paid as of December 31, 2008, and as a result the Company made an adjustment to other comprehensive income for $4,554,580.

As a result of merger the Company terminated its agreement with the President of the Company and paid $1,211,500 related to this bonus and termination benefits.  Of this amount $711,500 was accrued as at December 31, 2008. The Company terminated its management services contract with Grosso Group on November 30, 2009 and as a result paid a severance of $500,000.  Also as a result of the merger the Company terminated a consulting contract on September 30, 2009 and paid a severance of $31,750.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008, the Company reported a consolidated loss of $4,301,910 ($0.20 loss per share), a decrease of $20,980,742 from the income of $16,678,832 ($0.77 earnings per share) for the year ended December 31, 2007.  The increase in the loss in 2008, compared to the 2007 amount, can primarily be attributed to a $1,476,385 increase in operating expenses and a decrease of $19,504,357 from other income items where the Company recorded a recovery of $18,314,000 on its Navidad interest.

The Company’s operating expenses for the year ended December 31, 2008 were $3,778,385, an increase of $1,476,385 from $2,302,000 in 2007.

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

[45]

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

B.           Liquidity and Capital Resources

The Company’s cash position at December 31, 2009 was $40,911,288, an increase of $19,460,813 from December 31, 2008.  Total assets increased to $46,259,721 at December 31, 2009 from $22,684,599 at December 31, 2008.  This increase is mainly due to the merger with Kobex Resources and Barytex.

During fiscal 2006, Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. As a result of share consolidation on September 30, 2009 the number of special warrants decreased to 596,875 and the exercise price increased to $9.12. In addition to a cash commission of 6% the underwriters were granted 171,900 agents’ warrants, representing 6% of the number of special warrants issued. Each agent’s warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.  At December 31, 2009, no common share purchase warrants or agent’s warrants had been exercised.

Stock options and warrants were not exercised during 2009 or 2008.

As at December 31, 2009, the Company had working capital of approximately $45.7 million.  The Company has received $Nil from the exercise of options and warrants from January 1 to March 26, 2010.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.  The Company will continue to rely on successfully completing additional equity financing to identify, acquire and conduct exploration and development of mineral exploration projects.  There can be no assurance that the Company will be successful in obtaining the required financing.

[46]

There has been a severe deterioration in global credit and equity markets.  This has resulted in the need for government intervention in major banks, financial institutions and insurers and has also resulted in greater volatility, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, capital and financing for our operations.    If our capital costs exceed management’s expectations or new project opportunities become available and desirable to us, we may need to access additional capital.  Further, our access to additional capital may not be available on terms acceptable to us or at all.

C.           Research and Development, Patents and Licenses, Etc.

None.

D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and, in particular, copper prices (which are relevant to the Island Copper project), driven by rising global demand, climbed dramatically and  approached near historic highs over the past several years.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

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

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E.           Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.           Tabular Disclosure of Contractual Obligations

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2009 through December 31, 2009.

Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations	-	-	-	-	-
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	686,915	221,713	446,594	18,608	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected in the Company’s Balance Sheet under the GAAP of the Primary Financial Statements	-	-	-	-	-
Total	686,915	221,713	446,594	18,608	-

[47]

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.           Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report, are as follows:

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director Age (55)	Former Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer. Former Vice-President of evaluations for Placer Dome Inc.	Director, President and CEO since September 30, 2009 to present.
ROMAN SHKLANKA British Columbia, Canada Chairman and Director Age (77)
Chairman and Director of Polaris Minerals Corporation and Pacific Imperial Mines Inc.  Directors of Delta Minerals Corporation.  Former Chairman and Director of Kobex Resources Ltd., International Barytex Resources Ltd., Canico Resources Corp. and Sutton Resources Ltd.
Chairman and Director since September 30, 2009 to present.
R. STUART (TOOKIE) ANGUS(2)(3) British Columbia, Canada Director Age (61)
Independent business consultant to the Mining Industry since January 1, 2006; Managing Director, Mergers & Acquisitions, Endeavour Financial Ltd., November 2003 to December 31, 2005; Partner, Fasken Martineau DuMoulin LLP from 2001 to 2003. Serves as a director on the board of several mining companies.
Director since May 2003 to present.
MICHAEL ATKINSON (2) British Columbia, Canada Director Age (37)	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	Director since December, 2008 to present.
JAMES C. O’ROURKE(2) British Columbia, Canada Director Age (70)	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant.	Director since September, 2009 to present
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director Age (58)	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	Director since September, 2009 to present
SAMUEL YIK British Columbia, Canada Chief Financial Officer Age (45)
Former Chief Financial Officer of International Barytex Resources  Ltd. and Kobex Resources Ltd., Vice President of Finance and Investor Relations of GBS Gold International Inc., and Vice President of Commercial Operations of Pine Valley Mining Ltd.
CFO since September 30, 2009 to present

(1) Officers and Directors of the Company may also serve as directors of other companies.  See “Conflicts of Interest” below.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee

[48]

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

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

[49]

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Alfred L. Hills
Roman Shklanka	Pacific Imperial Mines Inc	Director	Sep/04 to present
	Polaris Minerals Inc.	Director Chairman	2000 to present
Robert Stuart (Tookie) Angus	Wildcat Silver Corporation	Director	May/06 to present
	Uranium North Resources Corp.	Director	May/06 to present
	Bolero Resources Corp	Director	Mar/06 to present
	Tsodilo Resources Limited	Director	Sep/04 to present
	CMQ Resources Inc.	Director	Dec/03 to present
	Nevsun Resources Ltd.	Director	Jan/03 to present
	Plutonic Power Corporation	Director	Jun/99 to present
	Blackstone Ventures Inc.	Director	Sept/97 to present
	Dynasty Gold Corp.	Director Chairman	Oct/99 to present Jan/06 to present
	Polaris Minerals Corporation	Director	Sept/03 to present
	Santa Fe Metals Corp.	Director	Apr/06 to present
	Tirex Resources Ltd.	Director	Nov/06 to present
	Stealth Energy Inc.	Director	Feb/06 to present
	Coro Mining Corp.	Director	Apr/05 to present
	Ventana Gold Corp.	Director	Dec/06 to present
	San Marco Resources Inc.	Director	Sep/09 to present
Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sierra Geothermal Corp	Director	Feb/10 to present
James C. O’Rourke	Copper Mountain Mining Corp	Director President	Apr/06 to present Apr/06 to present
	Compliance Energy Corp.	Director President	2000 to present 2000 to present
	Madison Pacific Properties Inc.	Director	May/98 to present
Alexander Davidson	Namakwa Diamonds Ltd.	Director	Dec/07 to present
	MBAC Fertilizer Corp	Director	Jan/10 to present
	Noront Resources Ltd.	Director	Oct/09 to present
	Yamaha Gold Inc.	Director	Oct/09 to present

B.           Compensation

During the fiscal year ended December 31, 2009, the directors and officers of the Company, as a group, had received or charged the Company a total of $520,486 (2008-$310,558; 2007-$353,283) for services rendered by the directors and officers or companies owned by the individuals. The Company also paid termination benefits totaling $1,031,750 (2008 - $Nil) to such companies.

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

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers (defined below) is determined by the Company’s Compensation Committee, a committee of the Company’s Board of Directors. The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, a Named Executive Officer’s compensation is comprised of salary and/or consulting fees and stock option grants.

[50]

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The salaries and/or consulting fees are set on a basis of a review and comparison of compensation paid to executives at similar companies. Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the Named Executive Officers.

Executive Compensation

“Named Executive Officers” or “NEO’s” means the Chief Executive Officer and Chief Financial Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company’s four most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended December 31, 2009, the Company had four Named Executive Officers: Alfred Hills, Chief Executive Officer and President; Joseph Grosso, President and Chief Executive Officer, Samuel Yik, Chief Financial Officer, and Michael Clark, acting Chief Financial Officer.  Messrs. Grosso and Clark resigned from the Company on September 30, 2009, at which time Mr. Hills was named President and Chief Executive Officer and Mr. Yik was named Chief Financial Officer.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company’s Named Executive Officers during the financial years ended December 31, 2007, 2008 and 2009.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

[51]

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended December 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long-term incentive plans	Pension value ($)	All other Compensation ($)	Total Compensation ($)
Alfred Hills President and CEO (1)(2)(3)	2009 2008 2007	56,250 Nil Nil	Nil Nil Nil	$91,757 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	148,007 Nil Nil
Samuel Yik CFO (4)(5)	2009 2008 2007	48,750 Nil Nil	Nil Nil Nil	$91,757 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	140,507 Nil Nil
Roman Shklanka Chairman(6)(7)	2009 2008 2007	160,000 Nil Nil	Nil Nil Nil	$91,757 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	251,757 Nil Nil
Joseph Grosso President and CEO (8)(9)(10)	2009 2008 2007	$187,500 $250,000 $250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$1,211,500 Nil Nil	1,399,000 250,000 250,000
Arthur Lang, CFO (11)	2009 2008 2007	Nil $52,440 $64,612	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $52,440 $64,612
Michael Clark Acting Chief Financial Officer (12)	2009 2008 2007	$42,068 $21,578 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$42,068 $21,578 Nil
*Note: On September 30, 2009, the authorized share capital of the Company was altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every 2.4 pre-consolidation common shares.  All stock option amounts set out in the footnotes below are on a post-consolidation basis.

(1)          Mr. Hills is also a director but does not receive any compensation in that capacity.

(2)	During the year 2009, Mr.Hills’ compensation from the Company was $56,250 for the year. Mr. Hills was appointed President and CEO as of September 30, 2009.

(3)
Mr. Hills’ option-based awards during 2009 consisted of 400,000 stock options granted October 26, 2009  at an exercise price of Cdn.$0.82 and fair value of Cdn$0.69  per share. The shares vest over a three year period.

(4)	During the year 2009, Mr. Yik’s compensation from the Company was $48,750 for the year. Mr. Yik was appointed CFO as of September 30, 2009.

(5)
Mr. Yik’s option-based awards during 2009 consisted of 400,000 stock options granted October 26, 2009  at an exercise price of Cdn.$0.82 and fair value of Cdn$0.69  per share. The shares vest over a three year period.

(6)
Mr. Shklanka is the chairman of the Company.  Mr.  Shklanka’s compensation was $160,000 for the year, which included an honorarium of $122,500 for past services with Kobex and Barytex.  Mr. Shklanka is also a director of the Company, but did not receive any compensation in that capacity.

(7)
Mr. Shklanka’s option-based awards during 2009 consisted of 400,000 stock options granted October 26, 2009  at an exercise price of Cdn.$0.82 and fair value of Cdn$0.69  per share. The shares vest over a three year period.

(8)	Mr. Grosso was a director until September 30, 2009, but did not receive any compensation in that capacity.

(9)	During the year 2009, Mr. Grosso’s compensation from the Company was $187,500 for the year. Mr. Grosso resigned as President and CEO as of September 30, 2009.

(10)
Mr. Grosso provided his services on a full-time basis under a contract with private company controlled by Mr. Grosso for an annual fee of $250,000. As a result of the Business Combination, the contract was terminated and $1,211,500 in termination payments were received.

(11)
Mr. Lang’s total compensation from the Grosso Group during 2008 was $150,000 of which $52,440 was allocated to the Company as part of the Grosso Group fees for the year; and during 2007 Mr. Lang received $151,000, of which $64,612 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Lang resigned as Chief Financial Officer as of September 3, 2008.

(12)
Mr. Clark’s total compensation from the Grosso Group during 2009 was $110,000  of which $42,068 was allocated to the Company as part of the Grosso Group fees; for the year 2008 was $87,083 of which $21,578 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Clark resigned as acting Chief Financial Officer as of September 30, 2009.

(13)
The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

[52]

Narrative discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

The Company had engaged Grosso Group Management Ltd. to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share.  Until November 30, 2009, the Company was also a member shareholder of the Grosso Group.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective November 30, 2009. During the year ended December 31, 2009, the Company incurred fees of $521,122 to the Grosso Group paid in monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  As a result of terminating the agreement with Grosso Group the Company paid a severance payment of $500,000 on November 30, 2009.

During the year ended December 31, 2009 Joseph Grosso provided his services to the Company through Oxbow International Marketing Corp. (“Oxbow”). The Company entered into a consulting agreement with Oxbow (the “Oxbow Consulting Agreement”) effective as of July 1, 1999, subsequently amended on May 1, 2006, and further amended in November 2008, pursuant to which Mr. Grosso provided executive services as President and Chief Executive Officer of the Company.

During the fiscal year ended December 31, 2009, Oxbow was paid $187,500 (2008 - $250,000; 2007 - $250,000). During the year ended December 31, 2009, in connection with the Business Combination, the Oxbow Consulting Agreement was terminated effective September 30, 2009 and a termination payment of $1,211,500 was paid relating to the above bonus and termination benefits (see ““Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”).

Incentive Plan Awards

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s stock option plan (the “Stock Option Plan”). The exercise price of the stock options granted is determined by the market price at the time of grant. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

[53]

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2009 to the Named Executive Officers of the Company:

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Alfred Hills	400,000 18,416 4,604 4,604 13,656 46,041	0.82 1.09 6.73 20.31 3.42 25.09	Oct 26, 2014 Feb 25, 2014 Feb 5, 2013 Mar 16, 2012 Mar 16, 2012 Jul 6, 2011	91,757 4,996 155 19 1,207 Nil	Nil	Nil
Samuel Yik	400,000 24,581 3,683 920 27,312 68,281 11,510	0.82 0.53 1.09 6.73 1.67 2.03 13.36	Oct 26, 2014 Feb 26, 2014 Feb 25, 2014 Feb 5, 2013 Dec 12, 2012 Nov 15, 2012 Nov 7, 2012	91,757 10,266 999 31 5,223 10,839 113	Nil	Nil
Joseph Grosso	Nil	Nil	Nil	Nil	Nil	Nil
Michael Clark	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Percentage of all options granted during the financial year.

(2)
The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alfred Hills (1)	$91,757	Nil	Nil
Samuel Yik (2)	$91,757	Nil	Nil
Joseph Grosso (3)	Nil	Nil	Nil
Michael Clark (4)	Nil	Nil	Nil

(1)	Alfred Hills was appointed as President and CEO on September 30, 2009. Mr. Hills was granted 400,000 stock options of which 133,333 vested during the year with a value of $91,757.

(2)	Samuel Yik was appointed as Chief Financial Officer on September 30, 2009. Mr. Yik was granted 400,000 stock options of which 133,333 vested during the year with a value of $91,757.

(3)  Joseph Grosso resigned as President and CEO on September 30, 2009

(4)  Mike Clark resigned as Chief Financial Officer on September 30, 2009.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

[54]

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan.

1.	The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

2.
The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the Market Value (as such term is defined in the Stock Option Plan) of the Company’s common shares at the time the option is granted.

3.
Options granted under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX Venture Exchange, the term of the option will be not more than five years.

4.
Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

5.
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

6.
The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

Termination of Employment or Change of Control

Other than as described below and  in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Pursuant to the terms of the employment agreement with Mr. Alfred Hills, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Hills may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Hills a sum equal to one year of Mr. Hills’ then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year

Pursuant to the terms of the employment agreement with Mr. Samuel Yik, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Yik may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Yik a sum equal to one year of Mr. Yik’s then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year

Pursuant to the terms of the employment agreement with Mr. Roman Shklanka, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

[55]

Pursuant to the terms of the Oxbow Consulting Agreement, in the event the agreement was terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow was entitled to a bonus payment in the amount of $461,500 plus one year of annual fees. In the event the agreement was terminated by the Company without cause or as a result of a change of control, Oxbow was entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors, (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500. The Oxbow Consulting Agreement was terminated on September 30, 2009, and as a result of the Arrangements. Oxbow received $1,211,500 in termination payments.

Compensation of Directors

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described in the Narrative Description, no directors, who were not NEO’s of the Company were compensated during the financial year ended December 31, 2009 for services in their capacity as directors.

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2009, and subsequent to the Arrangements, the Company paid to the directors $50,000 (2008 - $120,000; 2007 - $Nil).

During the year ended December 31, 2009 the Company paid consulting fees of $42,501 to a company controlled by the director of the company (2008 - $Nil; 2007 - $Nil).

During the year ended December 31, 2009 the Company paid consulting fees of $25,000 to a director of the Company (2008 - $Nil; 2007 - $Nil)

During the year ended December 31, 2009 the Company paid the Chairman of the Company $122,500 as an honorarium for past services

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2009 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

[56]

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Roman Shklanka	32,775 7,366 16,387 13,656 4,604 27,312 4,604 13,812 38,237 400,000	2.71 11.51 1.81 3.42 20.31 1.67 6.73 1.09 0.53 0.82	Jan 28, 2010 Sep 28, 2010 Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014	18 Nil 1,100 1,207 18 5,223 155 3,747 15,969 97,757	Nil	Nil
R. Stuart (Tookie) Angus	12,500 16,667 200,000	9.87 7.70 0.82	Mar 16, 2010 Jun 22, 2011 Oct 14, 2014	Nil Nil 48,879	Nil	Nil
Michael Atkinson	200,000	0.82	Oct 14, 2014	48,879	Nil	Nil
James O’Rourke	200,000 38,237 27,312 13,656 16,387 32,775	0.82 0.53 1.67 3.42 1.81 2.71	Oct 14, 2014 Feb 26, 2014 Dec 12, 2012 Mar 16, 2012 Feb 9, 2011 Jan 28, 2010	48,879 15,970 5,223 1,207 1,100 18	Nil	Nil
Alex Davidson	200,000	0.82	Oct 14, 2014	48,879	Nil	Nil

Each of the directors above except for Roman Shklanka were also paid a fee of $12,500 as a directors fee.

There were 1,200,000 stock options granted by the Company during the financial year ended December 31, 2009 to the directors who are not a Named Executive Officer of the Company. As a result of the Plan of Arrangement on September 30, 2009 there were 287,120 options transferred into the Company.

There were no exercises of stock options during the financial year ended December 31, 2009 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

Of the incentive stock options held by the non-executive directors, 272,000 options vested during the 2009 year.

Employment Agreements

There were no employment or consulting agreements entered into with the Company during the financial year ended December 31, 2009 with directors who are not a Named Executive Officer of the Company.

Other than the Company’s agreement with Mr. Roman Shklanka, Mr. Alfred Hills, and Mr. Sam Yik, there are no other agreements with any of the Company’s officers or directors which provide for benefits upon termination of employment.

[57]

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	1,200,000	35%	$0.82	$0.82	Oct 26, 2014

(1)	All options are for the Company’s Common Shares.

(2)	Percentage of all options granted in the year.

(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Management Contracts

Grosso Group Management Ltd.

Pursuant to the terms of an Administration Services Agreement, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by Golden Arrow, and Blue Sky Uranium Corp. (“Blue Sky”), each of which owns one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

On October 19, 2009 the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000, as described above, less the deposit of $205,000 was made on November 30, 2009.

During the year ended December 31, 2009, the Company incurred fees of $521,122 (2008: $619,807; 2007: $349,143) to the Grosso Group: $539,288 (2008: $595,482; 2007: $330,305) was paid in twelve monthly payments and $18,166  is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2008 – $24,325 included in accounts payable; 2007 – $18,838 included in accounts payable).  Also, included in deposits is a $Nil (2008 - $205,000; 2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Alfred Hills

The Company is party to an agreement with Mr. Alfred Hills, effective as of November 9, 2009, pursuant to which Mr. Hills provides executive services as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2009, Mr. Hills was paid $56,250 (2008 - $Nil, 2007 – $Nil).

Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Hills may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Hills a sum equal to one year of Mr. Hills’ then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year.

[58]

Roman Shklanka

The Company is party to an agreement with Mr. Roman Shklanka, effective as of October 1, 2009, pursuant to which Mr. Shklanka provides executive services as Chairman of the Company. During the fiscal year ended December 31, 2009, Mr. Shklanka was paid $160,000 which includes an honorarium of $122,500 for past services for Kobex and Barytex (2008 - $Nil, 2007 – $Nil).

Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Samuel Yik

The Company is party to an agreement with Mr. Samuel Yik, effective as of November 9, 2009, pursuant to which Mr. Yik provides executive services as Chief Financial Officer of the Company. During the fiscal year ended December 31, 2009, Mr. Yik was paid $48,750 (2008 - $Nil, 2007 – $Nil).

Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Yik may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Yik a sum equal to one year of Mr. Yik’s then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year.

Joseph Grosso

The Company was party to an agreement with Oxbow, effective as of July 1, 1999, subsequently amended on May 1, 2006, and further amended in November 2008, pursuant to which Mr. Grosso provided executive services as President and Chief Executive Officer of the Company.

Pursuant to the terms of the Oxbow Consulting Agreement, in the event the agreement was terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow was entitled to a bonus payment in the amount of $461,500 plus one year of annual fees. In the event the agreement was terminated by the Company without cause or as a result of a change of control, Oxbow was entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors, (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500. The Oxbow Consulting Agreement was terminated on September 30, 2009, and as a result of the Arrangements. Oxbow received $1,211,500 in termination payments. During the fiscal year ended December 31, 2009, Oxbow was paid $187,500 in addition to the aforementioned termination payment (2008 - $250,000, 2007 – 250,000).

See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Nikolaos Cacos

As of January 2005, Mr. Cacos provided executive services to the Company as a consultant.  Mr. Cacos consulting agreement was terminated on September 30, 2009, and as a result of the Business Combination. Mr. Cacos received $31,750 in termination payments. During the year ended December 31, 2009 Mr. Cacos’s total compensation, not including the termination payment, was $47,625 (2008 - $22,225, 2007 - $Nil).  Mr. Cacos also provides executive services as a consultant of the Grosso Group. During the year ended December 31, 2009, Mr. Cacos’s total compensation from the Grosso Group was $22,969 (2008 - $22,500, 2007 - $22,500) of which $Nil was allocated to the Company (2008 - $3,574; 2007 - $938) as part of the Grosso Group fees for the year.

[59]

See ““Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Sean Hurd

As of January 2005, and until September 30, 2009 as a result of the Business combination, Mr. Hurd provided executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2008, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2008 - $120,000, 2007 - $120,000), of which $32,471 was allocated to the Company (2008 - $22,964, 2007 - $25,497) as part of the Grosso Group fees for the year.

See ““Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

David Terry

As of January 1, 2005, and until September 30, 2009 as a result of the Business combination, Mr. Terry provided executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2009, Mr. Terry’s total compensation from the Grosso Group was $105,000 (2008 - $200,000; 2007 - $175,000), of which $71,156 was allocated to the Company (2008 - $97,174; 2007 - $24,579) as part of the Grosso Group fees.  Mr. Terry also had consulting fees paid directly by the Company in 2009 totaling $42,501 (2008 - $Nil; 2007 - $Nil).

See ““Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Michael Clark

As of September 3, 2008, and until September 30, 2009 as a result of the Business combination, Mr. Clark provided executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2009, Mr. Clark’s total compensation from the Grosso Group was 110,000 (2008 - $87,083) of which $42,068 (2008 - $21,578) was allocated to the Company as part of the Grosso Group fees and $Nil was paid directly as a bonus.

See ““Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Corporate Cease Trade Orders or Bankruptcies

Mr. Angus serves as a director of Wildcat Silver Corporation (“Wildcat”) which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trader order on October 30, 2007. The management cease trade order was in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the management cease trade order was revoked on January 8, 2008.

Mr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company is the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required. The financial statements have since been filed and the company has applied for a revocation order. As of March 26, 2010, the cease trade orders were still in effect. Mr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding ten years, a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions for a period of more than 30 consecutive days, or

[60]

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past ten years:

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

C.           Board Practices

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

The Company’s Compensation Committee must be comprised of at least two independent directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. Hills, Angus and Davidson are members of the Compensation Committee.  The Board of Directors of the Company, after each annual shareholder’s meeting must appoint or re-appoint a compensation committee.

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

[61]

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

[62]

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

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 803 of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Mr. Alexander Davidson, Mr. James C. O’Rourke, Mr. Michael Atkinson and Mr. R. Stuart Angus.   Each Audit Committee member is financially literate.

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

D.           Employees

The Company has 6 full-time employees.  Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

E.           Share Ownership

As of March 26, 2010, the Company had 45,967,077 shares outstanding.  The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee’s percentage of ownership:

[63]

The following table sets forth certain information regarding ownership of the Company’s shares by the Company’s officers and directors as of March •, 2010.

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)		Percent of Class(1)
Common Stock	Alfred Hills (2)	484,432		1.04%
Common Stock	Roman Shklanka (3)	2,381,837		4.93%
Common Stock	Robert Stuart (Tookie) Angus (4)	229,167		0.50%
Common Stock	Michael Atkinson (5)	200,000		0.43%
Common Stock	James C. O’Rourke (6)	418,442		0.90%
Common Stock	Alexander Davidson (7)	200,000		0.43%
Common Stock	Samuel Yik (8)	512,657		1.10%
Common Stock	Officers and Directors (as a group, 7 persons)	4,426,535	(9)	8.78%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options and or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 45,967,077 shares of common stock outstanding as of February 28, 2010.

(2)
Includes 10,767 shares held by Mr. Hills and 473,665 options held by Mr. Hills to acquire an additional 473,665 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(3)
Includes 40,950 and 1,716,629 shares held by Mr. Shklanka and Shklanka Holdings Ltd. respectively and 125,978 options held by Mr. Shklanka to acquire an additional 125,978 shares and 98,280 warrants held by Shklanka Holdings Ltd. to acquire an additional 98,280 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(4)
Includes 229,167 options held by Mr. Angus to acquire 229,167 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(5)
Includes 200,000 options held by Mr. Atkinson to acquire an additional 200,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(6)
Includes 122,850 shares held by Mr. O’Rourke and 295,592 options held by Mr. O’Rourke to acquire an additional 295,592 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(7)
Includes 200,000 options held by Mr. Davidson to acquire an additional 200,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(8)
Includes 1,841 shares held by Mr. Yik and 508,975 options held by Mr. Yik to acquire an additional 508,975 shares and 1,841 warrants held by Mr. Yik to acquire an additional 1,841 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(9)
Includes the shares, options, and warrants set forth in footnotes 2 through 8 above.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

Options, Warrants and Other Rights to Acquire Securities

As of February 28, 2010, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 5,430,189 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants currently outstanding and agreements.

[64]

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”).  At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004 and at each subsequent meeting of shareholders respectively, the shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of IMA available for issuance.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

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

[65]

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

As of March 26, 2010, the Company has issued 3,643,688 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Samuel Yik	Officer	11,510 68,281 920 3,683 24,581 400,000	$13.36 $2.03 $6.73 $1.09 $0.53 $0.82	Nov 7, 2012 Nov 15, 2012 Feb 5, 2013 Feb 24, 2014 Feb 26, 2014 Oct 26, 2014	$13.36 $2.03 $6.73 $1.09 $0.53 $0.82
Roman Shklanka	Director	7,366 16,387 13,656 4,605 27,312 4,604 13,812 38,237 400,000	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82	Sept 28, 2010 Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82
Leo King	Consultant	9,208 16,387 4,604 13,656 27,312 4,604 10,129 38,237 100,000	$11.51 $1.81 $20.31 $3.42 $1.67 $6.73 $1.09 $0.53 $0.82	Sep 28, 2010 Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014	$11.51 $1.81 $20.31 $3.42 $1.67 $6.73 $1.09 $0.53 $0.82
James O’Rourke	Director	16,387 13,656 27,312 38,237 200,000	$1.81 $3.42 $1.67 $0.53 $0.82	Feb 9, 2011 Mar 16, 2012 Dec 12, 2012 Feb 26, 2014 Oct 26, 2014	$1.81 $3.42 $1.67 $0.53 $0.82

[66]

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Geoffrey Bird	Former Director of Kobex Resources Ltd.	16,387 13,656 27,312 38,237	$1.81 $3.42 $1.67 $0.53	Feb 9, 2011 Mar 16, 2012 Dec 12, 2012 Feb 26, 2014	$1.81 $3.42 $1.67 $0.53
Evan Koblanski	Consultant	4,143 16,387 27,312 27,312 38,237	$11.51 $1.81 $3.42 $1.67 $0.53	Sept 28, 2010 Feb 9, 2011 Mar 16, 2012 Dec 12, 2012 Feb 26, 2014	$11.51 $1.81 $3.42 $1.67 $0.53
Steve Bebek	Consultant	4,143 16,387 13,656 27,312 38,237	$11.51 $1.81 $3.42 $1.67 $0.53	Sept 28, 2010 Feb 9, 2011 Mar 16, 2012 Dec 12, 2012 Feb 26, 2014	$11.51 $1.81 $3.42 $1.67 $0.53
Chelsia Cheam	Employee	4,604 8,193 5,462 2,302 8,193 1,381 1,841 10,925 60,000	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82	Sept 28, 2010 Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82
Theodore Muraro	Consultant	7,366 4,604 4,604 6,906	$11.51 $20.31 $6.73 $1.09	Sept 28, 2010 Mar 16, 2012 Feb 5, 2013 Feb 25, 2014	$11.51 $20.31 $6.73 $1.09
William Pillipow	Former Director of International Barytex Resources Ltd.	5,525 4,604 4,604 6,906	$11.51 $20.31 $6.73 $1.09	Sept 28, 2010 Mar 16, 2012 Feb 5, 2013 Feb 25, 2014	$11.51 $20.31 $6.73 $1.09
Alfred Hills	Officer	46,041 4,604 4,604 18,416 400,000	$25.09 $20.31 $6.73 $1.09 $0.82	Jul 6, 2011 Mar 16, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26, 2014	$25.09 $20.31 $6.73 $1.09 $0.82
Mike Davies	Consultant	2,731 460 184	$3.42 $20.31 $6.73	Mar 16, 2012 Mar 16, 2012 Feb 5, 2013	$3.42 $20.31 $6.73
Zofia Ashby	Consultant	5,462 2,731	$3.42 $1.67	Mar 16, 2012 Dec 12, 2012	$3.42 $1.67
Megan Carlson	Employee	1,381 460 920 8,193 60,000	$12.81 $6.73 $1.09 $0.53 $0.82	Nov 8, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014	$12.81 $6.73 $1.09 $0.53 $0.82
Ian Marshall	Consultant	8,193 920 20,000	$1.97 $1.09 $0.82	Dec 12, 2012 Feb 25, 2014 Oct 26, 2014	$1.97 $1.09 $0.82

[67]

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Augusto Baertl	Former Consultant	62,500	$7.01	Nov 16, 2010	$7.01
Nikolaos Cacos	Former Officer	6,250	$7.01	Nov 16, 2010	$7.01
Sean Hurd	Former Officer	8,333	$7.01	Nov 16, 2010	$7.01
Claudia Sandoval	Former Employee	2,083	$7.71	Jun 22, 2011	$7.71
Per Hedblom	Former Consultant	8,333	$7.01	Nov 16, 2010	$7.01
Leonard Harris	Former Director	20,833 20,833	$7.71 $7.01	Jun 22, 2011 Nov 16, 2010	$7.71 $7.01
Keith Patterson	Former Consultant	10,417	$7.01	Nov 16, 2010	$7.01
Campbell Smyth	Former Consultant	2,083	$7.01	Nov 16, 2010	$7.01
David Horton	Former Director	12,500	$7.71	Jun 22, 2011	$7.71
Joseph Grosso	Former Officer and Former Director	20,000	$7.71	Jun 22, 2011	$7.71
Louis Kabwe	Consultant	460	$1.09	Feb 25, 2014	$1.09
CoMo Investment	Consultant	920	$1.09	Feb 25, 2014	$1.09
Maurice Tagami	Former Director of Kobex Resources Ltd.	1,841	$1.09	Feb 25, 2014	$1.09
Michael Atkinson	Director	200,000	$0.82	Oct 26, 2014	$0.82
Michael Bayback	Consultant	104,167	$1.30	Jun 2, 2011	$0.54
Tookie Angus	Director	200,000 16,667	$0.82 $7.71	Oct 26, 2014 Jun 22, 2011	$0.82 $7.71
Alex Davidson	Director	200,000	$0.82	Oct 26, 2014	$0.82
David Terry	Former Director	29,167	$7.01	Nov 16, 2010	$7.01
Bondy Lau	Consultant	30,000	$0.82	Oct 26, 2014	$0.82
Albert Wu	Consultant	4,604 8,193 8,193 3,222 2,731 920	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73	Sept 28, 2010 Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013	$11.51 $1.81 $3.42 $20.31 $1.67 $6.73
Anthonie Luteijn	Former Director of International Barytex Resources Ltd.	7,366 4,604 4,604 6,906 38,237	$11.51 $20.31 $6.73 $1.09 $0.53	Sept 28, 2010 Mar 16, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014	$11.51 $20.31 $6.73 $1.09 $0.53
TOTAL		3,643,688

[68]

As of March 26, 2010, Officers and directors, as a group (7 persons), held 2,433,378 options to purchase the Company’s common shares.

Warrants and Other Commitments

As of March 26, 2010, there were 645,389 non-transferable common share purchase warrants exercisable.

As of March 26, 2010 the Company’s officers and directors, as a group, including entities controlled or under significant influence of officers and directors of the Company, held 100,221 warrants to purchase the Company’s common shares.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major Shareholders

To the best of the Company’s knowledge, the following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of March 26, 2010:

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	SHARES AND RIGHTS BENEFICIALLY OWNED OR CONTROLLED (1)	PERCENT OF CLASS (1)
COMMON STOCK	EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP (2) 7770 EL CAMINO REAL CARLSBAD, CALIFORNIA 92009 CITIZENSHIP: CALIFORNIA	2,083,333	4.5%
	RESOURCE INVESTMENT MANAGEMENT CORPORATION (2) 7770 EL CAMINO REAL CARLSBAD, CALIFORNIA 92009 CITIZENSHIP: CALIFORNIA	2,083,333	4.5%
	RULE FAMILY TRUST UDT 12/17/98 (2) 7770 EL CAMINO REAL CARLSBAD, CALIFORNIA 92009 CITIZENSHIP: CALIFORNIA	6,383,893	13.9%
	ARTHUR RICHARDS RULE (2) 7770 EL CAMINO REAL CARLSBAD, CALIFORNIA 92009 CITIZENSHIP: CALIFORNIA	2,083,333	4.5%
	SEA WAVE INVEST LIMITED 902B EURO TRADE CENTER 21- 23 DES VOEUX ROAD CENTRAL, HONG KONG	1,031,329	2.2%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from February 28, 2010, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 45,967,077 shares of common stock outstanding as of February 28, 2010.

(2)
These shares are held by affiliated entities as follows:  (i) by exploration capital partners 2006 limited partnership, as the direct beneficial owner of 2,083,333 common shares of the issuer; (ii) by resource investment management corporation by virtue of its position as general partner of exploration capital partners 2006 limited partnership; (iii) by the Rule Family Trust udt 12/17/98 by virtue of its indirect ownership and control of exploration capital partners 2006 limited partnership (as owner of 100% of resource investment management corporation); and (iv) by Arthur Richards Rule by virtue of his positions with resource investment management corporation and ownership interest in the Rule Family Trust udt 12/17/98.  Mr. Rule is president and a director of RIMC and, with his wife, is co-trustee of the Rule Family Trust udt 12/17/98, which owns 100% of Resource Investment Management Corporation.

(3)
Mr. Michael Atkinson was nominated by the board to represent the interests of the above-mentioned significant shareholders of the company.  Mr. Atkinson was elected a director at the company’s annual meeting of shareholders on December 9, 2008

[69]

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Shares Held in the United States

As of February 28, 2010, there were approximately 182 registered holders of the Company’s shares in the United States, with combined holdings of 11,595,419 shares

Change of Control

As of February 28, 2010, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

Other than as disclosed below, from January 1, 2009 through February 28, 2010, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.
The Company previously engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the year ended December 31, 2009, the Company incurred fees of $521,122 (2008: $619,807; 2007: $349,143) to the Grosso Group: $539,288 (2008: $595,482; 2007: $330,305) was paid in twelve monthly payments and $18,166  is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2008 – $24,325 included in accounts payable; 2007 – $18,838 included in accounts payable).  Also, included in deposits is a $Nil (2008 - $205,000; 2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

[70]

On October 19, 2009 the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000, as described above, less the deposit of $205,000 was made on November 30, 2009.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

2.
The Company was party to an agreement with Oxbow, pursuant to which Mr. Grosso, a former officer and former director of the Company, provides executive services to the Company.  During the fiscal year ended December 31, 2009, Oxbow was paid $187,500 (2008 - $250,000, 2007 - $250,000). On September 29, 2009, the Company terminated this agreement and paid $1,211,500 related to this bonus and termination benefits. See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

3.
The Company leased a portion of its office space from Beauregard, a private company owned by Mr. Grosso’s wife, Mrs. Evelina Grosso and subleased these premises to the Grosso Group in 2005 and 2006, the balance of the existing lease term, and recovered the 2006 and 2005 rent it had paid Effective January 1, 2007 Beauregard and Grosso Group executed a lease for the office premises.  During the fiscal years ended December 31, 2007 and 2006, the Company paid rent to Beauregard in the amount of $Nil and $141,203, respectively.  During the year ended December 31, 2009, the Company’s rent allocated from the Grosso Group was $85,914 (2008 - $63,185; 2007 – 32,966). – See “Item 4.  Information on the Company - Properties, Plants and Equipment - Principal Office”.

4.
As of January 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2005, Mr. Terry’s total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry’s total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $16,667 ($200,000 annually) effective July 1, 2007.  During the year ended December 31, 2009, Mr. Terry’s total compensation from the Grosso Group was $105,000 (2008 - $200,000; 2007 - $175,000), of which $71,156 (2008 - $97,174; 2007 - $24,579) was allocated to the Company.  The Company also paid consulting fees to Mr. Terry totaling $42,501 for the year ended December 31, 2009.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

5.
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

6.
As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2009, Mr. Cacos’s total compensation from the Grosso Group was $22,969 (2008 - $22,500, 2007 - $22,500 from the Grosso Group), of which $Nil was allocated to the Company (2007 - $3,574, 2007 - $938) as part of the Grosso Group fees for the year.  During the year ended December 31, 2009 Mr. Cacos’s total compensation was $79,375 (2008 - $21,167). The consulting agreement with Mr. Cacos was terminated on September 30, 2009. As a result Mr. Cacos received a termination payment of $31,750 which is included in the amount above. See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

7.
As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2009, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2008 - $120,000, 2007 - $112,000), of which $32,471 was allocated to the Company (2008 - $22,964, 2007 - $25,497) as part of the Grosso Group fees for the year.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

[71]

8.
On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company.  A monthly fee of US$5,000 for services is payable under this agreement for a minimum period of six months. In 2009, the Company paid RSA $Nil (2008 - $Nil, 2007 - $66,050).  This agreement was terminated by mutual agreement, effective December 31, 2007.

9.
Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee  The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus. Accordingly, the total compensation paid to the director in the year ended December 31, 2009 was $50,000 (2008 - $120,000). This agreement was terminated by mutual agreement, effective April 1, 2009.

10.	During the period the Company paid consulting fees of $25,000 to a director of the Company (2008 - $Nil).

11.	During the period the Company received fees of $4,640 from a company controlled by a director in common (2008 - $Nil).

12.	During the period the Company paid the Chairman of the Company $122,500 as an honorarium for past service.

13.	During the period the Company paid directors’ fees totaling $50,000 to the four independent directors of the Company (2008 - $Nil).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.           Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007.	F-1 - F-27
Independent Auditor’s Report (PricewaterhouseCoopers) for the Years Ended December 31, 2008 and 2007	F-28

[F-1]

Kobex Minerals Inc.
(Formerly IMA Exploration Inc.)

 (An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

[F-2]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 13 and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, KPMG LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Alfred Hills”                                                                                                                                                 “Samuel Yik”

Alfred Hills                                                                                                                                             Samuel Yik
President                                                                                                                                         Chief Financial Officer

March 20, 2010

[F-3]

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Kobex Minerals Inc.

We have audited the accompanying consolidated balance sheet of Kobex Minerals Inc. (the “Company”) as of December 31, 2009 and the related consolidated statements of operations and deficit, comprehensive income (loss) and cash flows for the year ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 consolidated financial statements.

The financial statements as at December 31, 2008 and 2007 and for the years then ended were audited by other auditors.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 16, 2010

[F-4]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
 (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2009 AND 2008

(Expressed in Canadian Dollars)

	2009 $	2008 $

A S S E T S

CURRENT ASSETS

Cash and cash equivalents	40,911,288	21,450,475
Marketable securities and investment (Note 4)	5,000,900	120,869
Other receivables and prepaids (Note 8)	319,485	190,007

	46,231,673	21,761,351
EQUITY INVESTMENT (Note 4)	-	718,248

MINERAL PROPERTY INTEREST (Note 5)	28,048	-

DEPOSIT (Note 8)	-	205,000
	46,259,721	22,684,599

L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)	213,818	193,343

TERMINATION BENEFIT(Note 8)	-	711,500
	213,818	904,843

S H A R E H O L D E R S ’ E Q U I T Y

SHARE CAPITAL (Note 6)	81,325,651	58,753,501

CONTRIBUTED SURPLUS (Note 7)	8,333,185	7,502,258

ACCUMULATED OTHER COMPREHENSIVE INCOME	4,026,983	-

DEFICIT	(47,639,916)	(44,476,003)

	46,045,903	21,779,756

	46,259,721	22,684,599

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 15)

APPROVED BY THE BOARD
“Roman Shklanka”	, Director
“Alfred Hills”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

[F-5]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
EXPENSES
Administrative and management services	230,682	268,882	209,201
Corporate development and investor relations	153,945	183,784	167,817
Consulting	50,000	232,000	-
Exploration (Note 5)	165,100	1,930,325	99,589
Office and sundry	200,722	245,894	238,220
Merger and acquisition costs	401,928	-	-
Professional fees	294,788	234,382	1,022,321
Rent, parking and storage	180,947	108,658	49,023
Salaries and employee benefits	675,350	350,792	244,337
Stock-based compensation (Note 6(b))	614,999	62,900	34,421
Telephone and utilities	18,730	20,347	12,053
Transfer agent and regulatory fees	84,184	70,731	80,122
Travel and accommodation	66,446	69,690	35,230
Navidad holding costs	-	-	109,666

	3,137,821	3,778,385	2,302,000

LOSS BEFORE OTHER ITEMS	(3,137,821)	(3,778,385)	(2,302,000)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(86,441)	(14,758)	(8,324)
Interest income	393,863	863,416	675,156
Other than temporary loss on marketable securities (Note 4)	-	(474,810)	-
Gain (loss) on held-for-trading investment (Note 4)	432,454	(117,699)	-
Dilution loss from equity investment (Note 4)	(11,357)	-	-
Loss from equity investment (Note 4)	(261,471)	(68,174)	-
Gain on sale of marketable securities (Note 4)	11,913	-	-
Termination benefits and severances (Note 8)	(1,031,750)	(711,500)	-
Navidad recovery (Note 5)	-	-	18,314,000

	(552,789)	(523,525)	18,980,832

INCOME (LOSS) BEFORE INCOME TAXES	(3,690,610)	(4,301,910)	16,678,832

INCOME TAX RECOVERY (Notes 4 and 11)	526,697	-	-

NET INCOME (LOSS) FOR THE YEAR	(3,163,913)	(4,301,910)	16,678,832

DEFICIT - BEGINNING OF YEAR	(44,476,003)	(40,174,093)	(56,852,925)

DEFICIT - END OF YEAR	(47,639,916)	(44,476,003)	(40,174,093)

BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE	$(0.11)	$(0.20)	$0.77

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	27,958,434	21,721,693	21,708,245

The accompanying notes are an integral part of these consolidated financial statements.

[F-6]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $

LOSS FOR YEAR	(3,163,913)	(4,301,910)	16,678,832

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	4,553,680	-	-
Income tax effect of unrealized gain on marketable securities	(526,697)	-	-

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	863,070	(4,301,910)	16,678,832

The accompanying notes are an integral part of these consolidated financial statements.

[F-7]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net income (loss) for the year	(3,163,913)	(4,301,910)	16,678,832
Items not affecting cash
Stock-based compensation	614,999	62,900	34,421
Loss on marketable securities (Note 4)	-	474,810	-
Loss from equity investment (Note 4)	261,471	68,174	-
Loss (gain) on held-for-trading investment	(432,454)	117,699	-
Dilution loss from equity investment (Note 4)	11,357	-	-
Gain on sale of marketable securities (Note 4)	(11,913)	-	-
Income tax recovery	(526,697)	-	-
Receipt of Navidad interest (Note 5)	-	18,500,000	-
Termination benefit (Note 8)	-	711,500	-
Navidad recovery (Note 5)	-	-	(18,314,000)

	(3,247,150)	15,663,173	(1,600,747)
Change in non-cash working capital balances (Note 14)	(621,235)	320,012	(353,083)

	(3,868,385)	15,953,185	(1,953,830)
INVESTING ACTIVITIES
Expenditures on mineral properties	(28,048)	-	-
Cash from acquisitions (Note 2)	22,792,010	-	-
Proceeds (purchase) on sale of marketable securities and investments	565,236	(1,499,800)	-

	23,329,198	(1,499,800)	-
FINANCING ACTIVITIES
Issuance of common shares	-	-	59,500

	-	-	59,500
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,460,813	14,453,385	(1,894,330)

CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	21,450,475	6,997,090	8,891,420

CASH AND CASH EQUIVALENTS – END OF YEAR	40,911,288	21,450,475	6,997,090

SUPPLEMENTARY CASH FLOW INFORMATION (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

[F-8]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

1.              NATURE OF OPERATIONS

Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

On September 30, 2009 IMA Exploration Inc. (“IMA”) acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”).  The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name was changed to Kobex Minerals Inc.

2.	ACQUISITIONS

On September 30, 2009, as described in note 1, the Company acquired all issued and outstanding securities of KBX and IBX by issuing 58,185,516 common shares, 3,135,019 options and 1,549,934 warrants of the Company (all pre-consolidation). Since KBX and IBX are not considered businesses for accounting purposes, the acquisitions have been accounted for as an acquisition of net assets. As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The consideration and acquisition allocation is summarized in the following table:

$

Common shares issued (58,185,516 shares)	22,572,150
Exchange options and warrants (3,135,019 options and 1,548,934 warrants)	215,928

22,788,078

The assets and liabilities acquired are as follows:

Cash and cash equivalents	22,792,010
Marketable securities	1,800
Accounts receivable and prepaids	217,741
Accounts payable	(223,473)

Net assets acquired	22,788,078

[F-9]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

2.	ACQUISITIONS (continued)

The total consideration of the acquisition was $22,788,078. Incremental costs related to this acquisition of $401,928 have been included in merger and acquisition costs.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and Nil respectively.  The fair value of options and warrants exchanged on acquisition of $215,928 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

2009
Risk-free interest rate	1.24%
Estimated volatility	63%
Expected life	2.4 years
Expected dividend yield	0%

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 13.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All inter-company transactions and balances have been eliminated.  The Company also accounted for its investment in Blue Sky Uranium Corp.’s common shares under the equity method until September 30, 2009 at which date the Company ceased to have significant influence over the entity.

  Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.   Cash and cash equivalents are classified as held-for-trading and recorded at fair value.

[F-10]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

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

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes may commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2009 and 2008 the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired.  Assets are impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

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

[F-11]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

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

Investment Tax Credits

The Company has been eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6. The weighted average number of shares and net income (loss) per share for the comparative periods has been restated to reflect the September 30, 2009 share consolidation.

Stock-Based Compensation

The Company records all stock-based compensation for options using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

[F-12]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

3.               SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets classified as held to maturity, loans and other receivables and other liabilities are measured at amortized cost. Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income. Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in the statement of operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

The Company has designated its financial instruments as follows:

(i)	Cash and cash equivalents are classified as “Held-for-trading” and recorded at fair value with changes in fair value recorded in income.

(ii)
Marketable securities are classified as either “Available-for-sale” or “Held-for-trading”. Available-for-sale securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.

(iii)	Amounts receivable and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.

(iv)	Accounts payable and accrued liabilities and termination benefits are classified as “Other Financial Liabilities” and are carried at their amortized cost.

Recent Accounting Pronouncements

During 2009, new accounting standards issued by the CICA became effective for  the Company as follows:

(a)          Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

(b)           Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009.

[F-13]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)          Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements for the year ended December 31, 2009.

(d)          General Standard of Financial Statement Presentation

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures.   The Company has included the additional disclosures in note 10.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. These new sections may affect the accounting and disclosure related to future acquisitions.

[F-14]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

3.               SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is evaluating  the financial reporting impact of the transition to IFRS.

4.	MARKETABLE SECURITIES AND INVESTMENT

For the Year Ended December 31, 2009

	January 1, 2009 carrying value $	Proceeds on sale of investment $	Dilution loss $	Loss from equity investment $	Gain on held for trading investment $	Acquired on acquisition (Note 4) $	Transfer of investment from Equity Method $	Adjustment to Fair Value $	December 31, 2009 Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	(36,903)	-	-	11,913	-	-	-	-
Urodynamix Technologies Ltd.	-	-	-	-	-	1,800	-	(900)	900
Blue Sky Uranium Corp. (b)
Common shares	-	-	-	-	-	-	445,420	4,554,580	5,000,000
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	95,879	(528,333)	-	-	432,454	-	-	-	-
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(261,471)	-	-	(445,420)	-	-

Total marketable securities	839,117	(565,236)	(11,357)	(261,471)	444,367	1,800	-	4,553,680	5,000,900

For the year ended December 31, 2008

	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	December 31, 2008 Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	213,578	-	-	(117,699)	95,879
Investment accounted for under the equity method	713, 378	-	-	(117,699)	120,869

Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248

Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

[F-15]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

4.           MARKETABLE SECURITIES AND INVESTMENT (continued)

a)
On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with directors in common at the time, for $0.14 per unit for a total of $499,800. Each unit consisted of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share. On December 23, 2008 Panthera completed a 10 for 1 rollback of its shares. This resulted in the Company holding 357,000 shares and 178,500 warrants exercisable at a price of $1.80. On August 25, 2009 the Company sold the 357,000 shares for proceeds of $36,903 for an accounting gain of $11,913.

b)
On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consisted of one common share and one transferable share purchase warrant. Each warrant entitled the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants were originally recorded at $213,578 using the Black-Scholes Option Pricing Model. On October 26, 2009 the Company sold the 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333. As a result the Company recorded a gain of $432,454 for the year ended December 31, 2009.

The Company accounted for its investment in common shares using the equity method and classified it as long-term. On May 6, 2009, the Company’s holdings of Blue Sky were diluted from 22% to 19% as a result of Blue Sky completing a private placement to outside parties of 7,000,000 common shares. As a result the Company recorded a dilution loss of $11,357 in the second quarter of 2009. Blue Sky was under management in common. During the period ended September 30, 2009 the Company recorded a $261,471 equity loss.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis.  The Company then classified the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.

As at December 31, 2009, the quoted market value of the shares was $5,000,000.  As a result of the future income tax liability with a corresponding decrease to accumulated other comprehensive income arising on the unrealized gain on marketable securities, the Company has recorded a recovery of future income taxes of $526,697 due to tax benefits recognized on previously unrecorded tax loss carryforwards.

5.           MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the year ended December 31, 2009:

	Acquisition Costs $	Exploration Expenditures $	2009 Total $	2008 Total $
Hushamu property	28,048	253,647	281,695	1,767,014
General exploration	-	219,625	219,625	163,311
Mineral income tax credit	-	(308,172)	(308,172)	-
	28,048	165,100	193,148	1,930,325

[F-16]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

5.              MINERAL PROPERTIES (continued)

 Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. Over the next two years ending August 15, 2011, the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  These expenditures total of $15 million and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company can earn an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The table below summarizes the cumulative mineral property acquisition costs and exploration expenditures a December 31, 2009:

Hushamu Property
Acquisition costs:	$
Balance, beginning of year	-
Acquisition costs	28,048
Balance, end of year	28,048

Exploration expenditures:
Balance, beginning of year	1,767,014

Salaries and contractors	171,634
Office	36,957
Assays	29,531
Geotechnical	8,500
Environmental	3,030
Petrography	2,659
Communications	1,336
253,647

Balance, end of year	2,020,661

Mineral income tax credit	(308,172)
Total	1,740,537

Navidad Interest

Pursuant to various claims and court cases and an Interim Agreement entered into in 2006, the Company transferred its ownership in the Navidad property in Argentina to a third party in 2007 in consideration for $18.5 million plus interest of $341,380, which was all received in 2008.  There are no outstanding claims related to the property and the Company no longer has any ownership interest.

[F-17]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

6.           SHARE CAPITAL

Authorized	- unlimited common shares without par value
- 100,000,000 preferred shares without par value

Issued - common shares	December 31, 2009		December 31, 2008		December 31, 2007
	Number	$	Number	$	Number	$
Balance, beginning of year	52,132,064	58,753,501	52,132,064	58,753,501	52,013,064	58,664,727
Exercise of options	-	-	-	-	119,000	59,500
Contributed surplus reallocated on exercise of options	-	-	-	-	-	29,274
Issued for acquisition (Note 2)	58,185,516	22,572,150	-	-	-	-
Share consolidation on a 2.4 to 1 basis	(64,350,503)	-	-	-	-	-
Balance, end of year	45,967,077	81,325,651	52,132,064	58,753,501	52,132,064	58,753,501

(a)           During the year ended December 31, 2009, the following share transactions occurred:

(i)	58,185,516 shares were issued and 3,135,019 options and 1,548,934 warrants were issued in exchange for all of the outstanding securities of KBX and IBX. (See Note 2 for details.)
(ii)
On September 30, 2009 the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated were 64,350,503. The number of options were consolidated by 2,685,094 to 1,917,925 and the number of warrants were consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods has been restated to reflect this consolidation, which occurred on September 30, 2009 on a 2.4 to 1 basis.

(b)           Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

[F-18]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
	Options Outstanding	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	2,625,000	3.12	4,330,000	2.72	4,624,000	2.69
Granted	-	-	250,000	0.54	100,000	0.47
Exercised	-	-	-	-	(119,000)	0.50
Cancelled/Forfeited	(10,000)	3.21	(680,000)	2.46	(160,000)	3.66
Expired	(1,147,000)	3.10	(1,275,000)	1.62	(115,000)	0.50
Exchanged options (Note 2)	3,135,019	3.71	-	-	-	-
Share consolidation (Note 6(a)(ii))	(2,685,094)	-	-	-	-	-
	1,917,925	4.92	2,625,000	3.12	4,330,000	2.72
Granted after share consolidation	2,270,000	0.82	-	-
Balance, end of year	4,187,925	2.70	2,625,000	3.12	4,330,000	2.72

Stock options outstanding at December 31, 2009 are as follows:

Number of Options Granted	Exercise Price (Post Consolidation) $	Expiry Date
256,737	2.71	January 28, 2010
287,500	9.98	March 16, 2010
54,325	11.51	September 28, 2010
147,917	7.01	November 16, 2010
114,708	1.81	February 9, 2011
104,167	1.30	June 2, 2011
72,083	7.70	June 22, 2011
46,041	25.09	July 6, 2011
117,440	3.42	March 16, 2012
33,608	20.31	March 16, 2012
11,510	13.36	November 7, 2012
1,381	12.81	November 8, 2012
68,281	2.03	November 15, 2012
185,720	1.67	December 12, 2012
31,489	6.73	February 5, 2013
73,660	1.09	February 25, 2014
311,358	0.53	February 26, 2014
2,270,000	0.82	October 26, 2014
4,187,925	2.70

[F-19]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

Stock options exercisable at December 31, 2009 are as follows:

Number of Options Vested	Weighted Average Exercise Price of Vested Options (Post Consolidation) $	Weighted Average Remaining Contractual Life of Options Outstanding (years)
256,737	2.71	0.08
287,500	9.98	0.21
54,325	11.51	0.74
147,917	7.01	0.88
114,708	1.81	1.11
104,167	1.30	1.42
72,083	7.70	1.47
46,041	25.09	1.51
117,440	3.42	2.21
33,608	20.31	2.21
11,510	13.36	2.85
1,381	12.81	2.85
68,281	2.03	2.87
185,720	1.67	2.95
31,489	6.73	3.10
73,660	1.09	4.15
311,358	0.53	4.16
756,667	0.82	4.82
2,674,592	2.49	3.45

During the year ended December 31, 2009, the Company granted stock options to directors, employees or consultants to acquire 2,270,000 post consolidated common shares (2008 – 250,000; 2007 – 100,000 pre-consolidation) of the Company.  The options granted vest over a vesting period. As a result the Company recorded compensation expense of $614,999 (2008: $62,900; 2007: $34,421), with a corresponding increase in contributed surplus.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model. The following weighted average assumptions were used for the grants made during the year:

	2009	2008	2007
Risk-free interest rate	2.53%	3.18%	4.21%
Estimated volatility	128%	125%	136%
Expected life	3.4 years	3 years	2.5 years
Expected dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year was $0.70 (2008 - $0.60; 2007 - $0.82).  Option pricing models require the use of estimates and assumptions including the expected volatility.

[F-20]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

(b)           Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at December 31, 2009, 2008 and 2007 and the changes for the years ending on those dates is as follows:

	2009	2008	2007
Balance, beginning of year	3,099,170	3,271,070	3,504,404
Expired	(1,666,670)	(171,900)	(233,334)
Exchanged warrants (Notes 2 and 6(a)(i))	1,548,934	-	-
Share consolidation (Note 6(a)(ii))	(1,739,170)	-	-
Balance, end of year	1,242,264	3,099,170	3,271,070

Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2009 are as follows:

Number	Exercise Price $	Expiry Date
596,875	9.12	March 21, 2010
645,389	16.29	April 22, 2010
1,242,264	12.84

7.           CONTRIBUTED SURPLUS

 A continuity summary of contributed surplus for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	$	$	$
Balance, beginning of year	7,502,258	6,157,412	6,152,265
Stock options granted	614,999	62,900	34,421
Reallocated on exercise of stock options	-	-	(29,274)
Reallocated from warrant equity to contributed surplus on expiry of warrants	-	1,281,946	-
Exchange options and warrants (Note 2)	215,928	-	-
Balance, end of year	8,333,185	7,502,258	6,157,412

[F-21]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

8.             RELATED PARTY TRANSACTIONS

(a)
Prior to the completion of the Arrangements, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the year ended December 31, 2009, the Company incurred fees of $521,122 (2008: $619,807; 2007: $349,143) to the Grosso Group: $539,288 (2008: $595,482; 2007: $330,305) was paid in twelve monthly payments and $18,166  is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2008 – $24,325 included in accounts payable; 2007 – $18,838 included in accounts payable).  The fees were recorded in office and sundry, rent, parking and storage, salaries an employee benefits and telephone and utilities. Also, included in deposits is a $Nil (2008 - $205,000; 2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

On October 19, 2009 the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000, as described above, less the deposit of $205,000 was made on November 30, 2009.

(c)
During the year ended December 31, 2009, the Company paid $520,486 (2008 - $310,558; 2007 - $353,283) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company also paid termination benefits totaling $31,750 (2008 - $Nil) to such companies, excluding the payments described 8(a) above and 8(c) below.

(c)
On September 29, 2009, the Company terminated an agreement with its previous president and paid $1,211,500 related to bonus and termination benefits of which $711,500 was accrued for as at December 31, 2008.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.             CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensures it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

[F-22]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

9.              CAPITAL RISK MANAGEMENT (continued)

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

10.            MANAGEMENT OF FINANCIAL RISK

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

The Company has not hedged its exposure to currency fluctuations.  As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities in US dollars and Argentina pesos:

	December 31, 2009		December 31, 2008		December 31, 2007
	US$	Arg$	US$	Arg$	US$	Arg$
Cash	2,168,732	12,863	86,829	613	79,400	66,256
Other receivables and prepaids	-	-	27,967	-	680	-
Accounts payable and accrued liabilities	(5,510)	-	(27,834)	-	(1,704)	(30,725)

Based on the net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $221,206 loss or gain in the Company’s net earnings.  Any fluctuation to the Argentine peso would be insignificant in the Company’s net earnings.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly copper. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its property and investments.

[F-23]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

10.           MANAGEMENT OF FINANCIAL RISK (continued)

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at December 31, 2009 provides the sufficient financial resources to carry out its operations through the 2010 financial year and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2009 the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	40,911,288	-	-	40,911,288
Marketable securities	5,000,900	-	-	5,000,900

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

[F-24]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

11.            INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations, comprehensive income (loss) and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2009	2008	2007
Statutory tax rate	30.00%	31.00%	34.12%
	$	$	$

Income (loss) for the year before taxes	(3,690,610)	(4,301,910)	16,678,832
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,107,183)	(1,333,592)	5,690,817
Change in tax rates	646,707	-	-
Differences in foreign tax rates	-	-	(707)
Non-deductible differences	171,911	23,134	26,288
Loss expiry	715,924	260,760	430,571
Non taxable component of Navidad recovery	-	-	(6,060,913)
Acquired tax positions	(1,679,179)	-	-
Change in valuation allowance	416,068	1,107,675	(926,300)
Other	309,055	(57,977)	840,244
	(526,697)	-	-

The significant components of the Company’s future tax assets are as follows:

	2009 $	2008 $	2007 $
Future income tax assets
Operating loss carryforward	5,713,032	4,681,251	4,307,036
Capital losses	38,664	-	-
Share issue costs	379,826	143,509	288,455
Resource deductions	784,052	778,142	268,425
Other	20,932	390,839	22,150
	6,936,506	5,993,741	4,886,066
Valuation allowance for future tax assets	(6,409,809)	(5,993,741)	(4,886,066)
	526,697	-	-
Future income tax liabilities
Marketable securities	(526,697)	-	-
	-	-	-

[F-25]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

11.           INCOME TAXES (continued)

The Company has Canadian capital loss carryforwards of $309,314 and non-capital loss carryforwards of $22,852,126 that may be available for tax purposes.  The Company’s capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

Expiry Date	$
2012	244,049
2013	281,738
2014	2,873,451
2015	4,708,790
2024	422,473
2025	753,793
2026	4,236,105
2027	2,517,632
2028	3,658,571
2029	3,155,524
22,852,126

12.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2009 and 2008.

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

	2009 $	2008 $	2007 $
Consolidated statements of operations
Net income (loss) for the year under Canadian GAAP	(3,163,913)	(4,301,910)	16,678,832
Income tax recovery (i)	(526,697)	-	-
Net income (loss) for the year under US GAAP	(3,690,610)	(4,301,910)	16,678,832
Basic and diluted income (loss) per share under US GAAP	(0.13)	(0.20)	0.77
Weighted average number of common shares outstanding	27,958,434	21,721,693	21,708,245

(i)
There is a $526,697 income tax recovery recorded in the statement of operations for the year ended December 31, 2009 under Canadian GAAP.  The income tax recovery isn’t recorded for US GAAP therefore the net loss for 2009 under US GAAP would be $3,690,610.   The income tax recovery would also be a reconciling item in arriving at comprehensive income for US GAAP purposes, resulting in comprehensive income for the year ended December 31, 2009 being $1,389,767 for US GAAP purposes.

[F-26]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ii)	For US GAAP purposes a subtotal in the statement of cash flows under operating activities prior to the change in non-cash working balances is not allowed.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

For US GAAP purposes the Company recognizes tax uncertainties when it is “more likely than not” that the Company’s tax position would not be upheld on reviews by the tax authority. The Company measures a tax uncertainty for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the years ended December 31, 2007, 2008 and 2009. There are no unrecognized tax benefits at December 31, 2009.  Interest and penalties that arise on tax uncertainties would be recognized in income tax expense.

The Company files income tax returns in Canada, Argentina and the United States. Years ranging from 2006 to 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

IMPACT OF RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS:

(i)
On July 1, 2009, the FASB launched it Accounting Standards Codification (ASC). The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

(ii)
The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non-controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

(iii)
The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(iv)
The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements

[F-27]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(v)
The FASB has issued a new accounting standard related to recognition and presentation of other-than-temporary investments which amends previous impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(vi)
The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.

14.           SUPPLEMENTARY CASH FLOW INFORMATION

	2009 $	2008 $	2007 $
Change in non-cash working capital
Other receivables and prepaids	88,263	232,393	(222,195)
Recovery of deposit	205,000	-	-
Accounts payable and accrued liabilites	(202,998)	87,619	(130,888)
Termination benefits	(711,500)	-	-
	(621,235)	320,012	353,083

Non-cash transaction
Acquisition of KBX and IBX for shares, being a non-Cash financing and investing activity	22,788,078	-	-

15.           LEASING COMMITMENT

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s minimum rental obligations are as follows:

2010	$221,713
2011	223,297
2012	223,297
2013	18,608
$686,915

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

[F-28]

Independent Auditors’ Report

To the Shareholders of
Kobex Minerals Inc. (formerly IMA Exploration Inc.)

We have audited the consolidated balance sheet of Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) as at December 31, 2008 and the consolidated statements of operations, comprehensive income (loss) and deficit, cash flows, and changes in shareholders’ equity for each of the years in the two year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/  PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 24, 2009

[72]

 Legal Proceedings

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

[73]

There are no legal proceedings as at March  26, 2010.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the Board of Directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

B.           Significant Changes

Pursuant to an arrangement agreement dated August 17, 2009, among the Company (formerly IMA Exploration Inc.), Kobex Resources Ltd. (“Kobex”) and International Barytex Resources Ltd. (“Barytex”), the Company agreed, among other things, to acquire all the issued and outstanding common shares of Kobex and Barytex in exchange for issuing: (i) to Kobex shareholders, 1.311 common shares of the Company for each common share of Kobex acquired; and (ii) to Barytex shareholders, 0.221 common shares of the Company for each common share of Barytex acquired.  This transaction was effected by way of two statutory plans of arrangement (the “Kobex Arrangement” and the “Barytex Arrangement”, respectively, and together, the “Arrangements”), and was subject to approvals from the TSX Venture Exchange and the Barytex and Kobex shareholders, as well as court approval of the Arrangements. The details of the Arrangements are fully disclosed in the joint information circular dated August 25, 2009, prepared by Kobex and Barytex in connection with the Arrangements, and available on SEDAR at www.sedar.com under their respective profiles.

On September 25, 2009, the shareholders of the Company passed a special resolution authorizing the Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the approximately 110,317,580 fully paid and issued common shares without par value in the capital of the Company on the basis of 2.4 old common shares of the Company for one new common share of the Company into approximately 45,976,077 common shares of the Company; and the name of the Company be changed from “IMA Exploration Inc.” to “Kobex Minerals Inc.”.

On September 30, 2009, the Company completed the business combination with Barytex and Kobex.  The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on September 30, 2009. See “Item 4.  Information on the Company”.

ITEM 9.   THE OFFER AND LISTING

A.           Offering and Listing Details

The Company’s common shares are listed on the TSX-V.  From April 15, 1996 to November 28, 1999, the Company’s shares were listed on the Vancouver Stock Exchange (the “VSE”).  Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the “ASE”) merged and began operations as the Canadian Venture Exchange or CDNX.  On August 1, 2001, the CDNX was acquired by the Toronto Stock Exchange and became known as the TSX Venture Exchange (the “TSX-V”).  The Company is classified as a Tier I company on the TSX-V and trades under the symbol “KXM” (formerly “IMR”). Companies which satisfy the minimum initial listing requirements of the TSX-V are designated as Tier II companies.  Companies which are subject to listing requirements which are stricter than those for Tier II companies are designated as Tier I companies (see also “Item 10.  Additional Information – Description of Share Capital”).

The following table lists the volume of trading and high and low sales prices on the TSX-V, for shares of the Company’s common stock for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2009 through February 2010.

[74]

TSX Venture Exchange Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2009	8,127,272	$1.17	$0.62
December 31, 2008	11,615,295	$1.15	$0.48
December 31, 2007	16,325,925	$2.88	$0.85
December 31, 2006	21,765,956	$9.50	$1.18
December 31, 2005	7,743,249	$10.68	$6.14
		Sales Price
Quarter Ended	Volume	High	Low
December 31, 2009	4,113,700	$1.17	$0.75
September 30, 2009	1,918,106	$1.01	$0.66
June 30, 2009	1,012,486	$0.84	$0.62
March 31, 2009	1,082,980	$0.98	$0.62
December 31, 2008	2,614,772	$0.82	$0.48
September 30, 2008	3,824,353	$0.91	$0.65
June 30, 2008	2,844,358	$1.15	$0.77
March 31, 2008	2,331,812	$1.08	$0.88

		Sales Price
Month Ended	Volume	High	Low
February 28, 2010	1,109,400	$0.99	$0.89
January 31, 2010	1,806,400	$1.07	$0.94
December 31, 2010	1,495,400	$1.17	$0.90
November 30, 2009	1,439,700	$1.13	$0.81
October 31, 2009	1,178,600	$0.90	$0.75
September 30, 2009	994,368	$1.01	$0.83

NYSE Amex Equities and Over-the-Counter Bulletin Board Stock Trading Activity

As of July 6, 2005, the Company’s shares commenced trading on the American Stock Exchange (“AMEX”).  Prior to that the Company’s shares traded on the OTC Bulletin Board previously operated by the National Association of Securities Dealers in the United States from October 8, 2002.  Effective October 1, 2008, AMEX changed its name to “NYSE Alternext US” following the NYSE Euronext acquisition of the AMEX, and effective March 18, 2008, the name was changed to “NYSE Amex Equities” (“NYSE Amex”).  The Company currently trades on the NYSE Amex under the symbol “KXM”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the NYSE Amex for the periods indicated:

		Sales Price (US$)
Year Ended	Volume	High	Low
December 31, 2009	6,620,044	$1.12	$0.48
December 31, 2008	3,553,263	$1.13	$0.38
December 31, 2007	7,591,289	$3.12	$0.60
December 31, 2006	11,076,626	$8.35	$1.03
December 31, 2005	5,518,671	$8.83	$4.80

[75]

		Sales Price (US$)
Quarter Ended	Volume	High	Low
December 31, 2009	3,929,400	$1.12	$0.65
September 30, 2009	1,628,020	$0.91	$0.58
June 30, 2009	598,477	$0.79	$0.50
March 31, 2009	464,147	$0.82	$0.48
December 31, 2008	866,604	$0.79	$0.38
September 30, 2008	667,399	$0.84	$0.53
June 30, 2008	894,023	$1.13	$0.74
March 31, 2008	1,125,227	$1.08	$0.74

		Sales Price (US$)
Month Ended	Volume	High	Low
February 28, 2010	469,700	$0.93	$0.84
January 31, 2010	652,000	$1.04	$0.87
December 31, 2009	2,734,900	$1.11	$0.84
November 30, 2009	622,600	$1.12	$0.75
October 31, 2009	571,900	$0.88	$0.65
September 30, 2009	1,026,242	$0.91	$0.77

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our common shares, no par value, are traded on the TSX-V under the symbol “KXM” (formerly “IMR”) and are traded on the NYSE Amex under the symbol “KXM”.

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

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

[76]

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

On September 25, 2009, the shareholders of the Company passed a special resolution authorizing the Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the approximately 110,317,580 fully paid and issued common shares without par value in the capital of the Company on the basis of 2.4 old common shares of the Company for one new common share of the Company into approximately 45,976,077 common shares of the Company; and the name of the Company be changed from “IMA Exploration Inc.” to “Kobex Minerals Inc.”.

On September 30, 2009, the Company completed the business combination with Barytex and Kobex.  The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on September 30, 2009. See “Item 4.  Information on the Company”.

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
4.	the other party to the contract or transaction is a wholly owned subsidiary of the Company; or

[77]

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

[78]

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

Common Shares

A total of 45,967,077 common shares were issued and outstanding as of December 31, 2009 and February 28, 2010.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series I.  The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company.  The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares.   As of February 28, 2010 there were no issued or outstanding preferred shares.

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

[79]

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

C.           Material Contracts

The following are material contracts to which the Company is a party:

[80]

1.
The Company is party to an agreement with Oxbow, effective as of July 1, 1999, subsequently amended on May 1, 2006, and amended in November 2008, pursuant to which Mr. Grosso provides executive services as President and Chief Executive Officer of the Company. Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of Mr. Grosso’s death or permanent disability while providing services to the Company, or by Mr. Grosso as a result of a material breach or default by the Company, Oxbow is entitled to a bonus payment in the amount of $461,500 plus one year of annual fees.  In the event the agreement is terminated by the Company without cause or as a result of a change of control, Oxbow is entitled to (i) any monthly compensation due to the date of termination, (ii) options as determined by the Company’s Board of Directors, (iii) three years of Mr. Grosso’s monthly compensation (which may be adjusted annually), and (iv) a bonus payment of $461,500.  During the fiscal year ended December 31, 2009, Oxbow was paid $187,500 (2008 - $250,000, 2007 - $250,000). On September 29, 2009, the Company terminated this agreement and paid $1,211,500 related to this bonus and termination benefits See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

2.
Pursuant to the terms of an Administration Services Agreement dated January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow, and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the year ended December 31, 2009, the Company incurred fees of $521,122 (2008: $619,807; 2007: $349,143) to the Grosso Group: $539,288 (2008: $595,482; 2007: $330,305) was paid in twelve monthly payments and $18,166  is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period (2008 – $24,325 included in accounts payable; 2007 – $18,838 included in accounts payable).  Also, included in deposits is a $Nil (2008 - $205,000; 2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

On October 19, 2009 the Company gave notice that it was terminating this agreement effective November 30, 2009.  A termination payment of $500,000, as described above, less the deposit of $205,000 was made on November 30, 2009.

The Board of Directors of the Company approved the Administration Services Agreement on or about May 6, 2005.  The Administrative Services Agreement was amended on December 5, 2008 by adding additional terms to the termination section of the May 2005 agreement, and received approval of the Board of Directors effective December 5, 2008.    See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts”.

3.
As of January 2005, Mr. Terry provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2005, Mr. Terry’s total compensation from the Grosso Group was $120,000, of which $63,600 was allocated to the Company as part of the Grosso Group fees during the year.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $12,500 ($150,000 annually) effective May 1, 2006 and to pay a bonus of $50,000. During the year ended December 31, 2006, Mr. Terry’s total compensation from the Grosso Group was $140,000, of which $57,400 was allocated to the Company. On July 9, 2007 the Board accepted the recommendation from the Compensation Committee to increase Mr. Terry’s monthly fee to $16,667 ($200,000 annually) effective July 1, 2007.  During the year ended December 31, 2009, Mr. Terry’s total compensation from the Grosso Group was $105,000 (2008 - $200,000; 2007 - $175,000), of which $71,156 (2008 - $97,174; 2007 - $24,579) was allocated to the Company.  The Company also paid consulting fees to Mr. Terry totaling $42,501 for the year ended December 31, 2009.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

[81]

4.
As of January 2005, Mr. Cacos provides executive services to the Company as a consultant of the Grosso Group.  During the year ended December 31, 2009, Mr. Cacos’s total compensation from the Grosso Group was $22,969 (2008 - $22,500, 2007 - $22,500 from the Grosso Group), of which $Nil was allocated to the Company (2008 - $3,574, 2007 - $938) as part of the Grosso Group fees for the year.  During the year ended December 31, 2009 Mr. Cacos’s total compensation was $79,375 (2008 - $21,167). The consulting agreement with Mr. Cacos was terminated on September 30, 2009. As a result Mr. Cacos received a termination payment of $31,750 which is included in the amount above. See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

5.
As of January 2005, Mr. Hurd provides executive services to the Company as an employee of the Grosso Group.  During the year ended December 31, 2009, Mr. Hurd’s total compensation from the Grosso Group was $120,000 (2008 - $120,000, 2007 - $120,000), of which $32,471 was allocated to the Company (2008 - $22,964, 2007 - $25,497) as part of the Grosso Group fees for the year.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts.”

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

7.
On February 14, 2006 and effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. Angus, a director of the Company, provides advisory services including participation on various committees of the Company.  A monthly fee of US$5,000 for services was payable under this agreement for a minimum period of six months. In 2009, the Company paid RSA $Nil (2008 - $Nil; 2007 - $66,050).  This agreement was terminated by mutual agreement, effective December 31, 2007.

8.
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

a.
The effective date of the transfer of the Navidad project was November 16, 2006.  A copy of the Interim Agreement is posted on the SEDAR website as one of the Company’s public documents and is titled “Interim Project Development Agreement”, and filed with the U.S. Securities and Exchange Commission on October 19, 2006.

[82]

b.
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

9.
Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee  The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus. Accordingly, the total compensation paid to the director in the year ended December 31, 2009 was $50,000 (2008 - $120,000). This agreement was terminated by mutual agreement, effective April 1, 2009.

10.
Pursuant to an arrangement agreement dated August 17, 2009, among the Company, Kobex, and Barytex, the Company agreed, among other things, to acquire all the issued and outstanding common shares of Kobex and Barytex in exchange for issuing: (i) to Kobex shareholders, 1.311 common shares of the Company for each common share of Kobex acquired; and (ii) to Barytex shareholders, 0.221 common shares of the Company for each common share of Barytex acquired.  This transaction was effected by way of two statutory plans of arrangement (the “Kobex Arrangement” and the “Barytex Arrangement”, respectively, and together, the “Arrangements”), and was subject to approvals from the TSX Venture Exchange and the Barytex and Kobex shareholders, as well as court approval of the Arrangements. The details of the Arrangements are fully disclosed in the joint information circular dated August 25, 2009, prepared by Kobex and Barytex in connection with the Arrangements, and available on SEDAR at www.sedar.com under their respective profiles.

11.
Effective October 1, 2009, the Company entered into an employment agreement with Mr. Roman Shklanka to provide services as the Company’s chairman.   Under this agreement, Mr. Shklanka receives an annual salary of $150,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2009, Mr. Shklanka was paid $160,000, which included an honorarium of $122,500 for past services with Kobex and Barytex that was not part of this employment agreement.  Pursuant to the terms of this employment agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

12.
Effective November 9, 2009, the Company entered into an employment agreement with Mr. Alfred Hills to provide services in the capacity of the Company’s Chief Executive Officer.   Under this agreement, Mr. Hills receives an annual salary of $225,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2009, Mr. Hills was paid $56,250.  Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Hills may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Hills a sum equal to one year of Mr. Hills’ then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year.

[83]

13.
Effective November 9, 2009, the Company entered into an employment agreement with Mr. Samuel Yik to provide services in the capacity of the Company’s Chief Financial Officer.   Under this agreement, Mr. Yik receives an annual salary of $195,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2009, Mr. Yik was paid $48,750.  Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Yik may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Yik a sum equal to one year of Mr. Yik’s then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year.

14.
International Barytex Resources Ltd., Kobex Resources Ltd., and Pacific Imperial Mines Inc. entered into a lease agreement with Pacific Centre Leaseholds Limited for leasing of office premises at #1700 – 700 West Pender Street, Vancouver, BC.  Upon the completion of the merger, the Company moved its head office to this location.  The term of the lease is for six years and expires on January 31, 2013.

15.
Effective December 1, 2009, the Company subleased a portion of its office premises at #1700 – 700 West Pender Street to Copper Mountain Mining Corporation.  The term of this sublease agreement expires on January 31, 2013.

D.           Exchange Controls

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

[84]

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

[85]

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

E.           Taxation

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

[86]

Certain United States Federal Income Tax Consideration

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

[87]

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.  Under the recently enacted Hiring Incentives to Restore Employment Act, each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS, which filing would be in addition to any other information reporting requirements described in the section entitled “Information Reporting; Backup Withholding Tax.”

[88]

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2009, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

[89]
Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

[90]

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, the Company intends to make available to U.S. Holders, upon written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and for each year in which the Company is a PFIC, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  The Company may elect to provide such information on its website (http://kobexminerals.com).  [Company to confirm through tax certificate to Dorsey].

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

[91]

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

[92]

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

[93]

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.           Dividends and Paying Agents

Not Applicable.

G.           Statements by Experts

Not Applicable.

H.           Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 1700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, Tel: (604) 688-9368, E-mail: syik@kobexminerals.com.

[94]

I.           Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks.  The Company’s cash and cash equivalents are subject to foreign exchange risk, and the Company’s marketable securities are subject to equity price risk.  The Company uses the Canadian dollar as its reporting currency and has certain cash and cash equivalents denominated in the United States dollar.  The Company has investments in two companies publicly listed on the TSX Venture Exchange.  The following table sets forth the principal components of the balance sheet at December 31, 2009 showing the sensitivity to foreign exchange and equity price risks:

	Denominated in		Total Value in	Effect of 10% change	Effect of 10% change
	Cdn$	US$	Cdn$	in exchange rate	in equity price
Held for trading

Cash and cash equivalents	38,641,553	2,168,732	40,911,288	226,974	-

Other receivables and prepaids	319,485	-		-	-

Accounts payable and accrued liabilities	161,160	55,110	213,818	5,768	-

Available for sale

Marketable securities	5,000,900	-	5,000,900	-	500,090

The Company also has 12,863 Argentine pesos included in cash and cash equivalents as at December 31, 2009.  Any fluctuation to the Argentine Peso would be insignificant to the Company’s operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

[95]

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D.

None.

E.           Use of Proceeds

Not Applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2009.  Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

This Annual Report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

[96]
Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Angus is an independent director under Rule 803 of the NYSE Amex and Rule 10A-3 of the United States Exchange Act of 1934, as amended, and serves on the Company’s audit committee.

ITEM 16B.  CODE OF ETHICS.

The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.  A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.kobexminerals.com,

Honest and Ethical Conduct

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

[97]

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

[98]

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

For the fiscal year ended December 31, 2009, the Company’s auditor billed approximately $47,500, and for the fiscal year ended December 31, 2008, the Company’s previous auditor billed approximately $45,000 for the audit of the Company’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2009, the Company’s current auditor billed $nil while the Company’s previous auditor billed $46,463 (2008 - $Nil), for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2009 the Company’s auditor billed $Nil for tax compliance, tax advice and tax planning services.  The Company’s previous auditor billed $Nil and $1,140 in for 2009 and 2008 respectively for similar services.

All Other Fees

For the fiscal years ended December 31, 2009 and 2008, the Company’s auditor billed $Nil and billed $Nil, respectively, for products and services other than the services set out above.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2009.

[99]

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In 2009, upon the completion of the Arrangements, PricewaterhouseCoopers LLP resigned as auditor of the Company.  KPMG LLP was appointed by the Board to be the successor auditor of the Company for the fiscal year ended December 31, 2009.  The Company has not engaged KPMG LLP in any consultation services in the last two fiscal years prior to the appointment.

There were no disagreements or reportable events that occurred within the Company’s latest two fiscal years and any subsequent interim period preceding the change of auditor;

The Company did not have any material transactions which led to the disagreements with the former auditor, or any transactions which were accounted for or disclosed in a manner different from that which the former auditor would have concluded was required.

ITEM 16G.   CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSV-V rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing is consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.kobexminerals.com. Information contained on its website is not part of this annual report.

[100]

PART III

ITEM 17.  FINANCIAL STATEMENTS.

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in Note 13 of the consolidated financial statements for the year ended December 31, 2009:

Independent Auditors’ Report dated March 16, 2010

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit for the years ended December 31, 2009; 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007

Notes to the Consolidated Financial Statements for the years ended December 31, 2009 and 2008

ITEM 18.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Notice of Articles (8)
1.2	Articles (12)
1.3	Notice of Articles - NEW
4.1	Share Purchase Agreement Between Shareholders and 389863 B.C. Ltd. (1)
4.2	Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (1)
4.3	Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (2)
4.4	Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation (5)
4.5	Amendment to Consulting Services Agreement Between Oxbow International Marketing Corp. and IMA Resource Corporation dated April 17, 2003 (6)
4.6	Arrangement Agreement between IMA Exploration Inc., IMA Holdings Corp. and Golden Arrow Resources Corporation dated May 14, 2004 (7)
4.7	Letter Agreement with Beauregard Holdings Corp. dated February 5, 2004 regarding office lease (8)
4.8	Arrangement Agreement by and among the Company, Golden Arrow Resources Corporation and IMA Holdings Corp. dated May 14, 2004 (9)
4.9	Indemnity Agreement provided to Golden Arrow Resources Corporation dated July 7, 2004 (9)

[101]

EXHIBIT NUMBER	DESCRIPTION

4.10	Administration Services Agreement with the Grosso Group Management Ltd. dated January 1, 2005 (9)
4.11	Audit Committee Charter (9)
4.12	Interim Project Development Agreement between IMA Exploration Inc. and Aquiline Resources Inc. dated October 18, 2006.(11)
4.13	Amended and restated Management Agreement between IMA and Oxbow dated May 1, 2006 (13)
4.14	Consulting Agreement between IMA Exploration and JVM Management Ltd. Effective January 1, 2008 (14)
4.15	Amendment to Administration Services Agreement with the Grosso Group Management Ltd. dated December 5, 2008 (14)
4.16	First Amending Agreement to the Amended and Restated Management Agreement Between Oxbow International Marketing Corp. and IMA Exploration Inc. dated November, 2008, with effect from May 1, 2006 (14)
4.17	Option agreement between IMA Exploration and Western Copper Corporation dated August 15, 2008 (14)
4.18	Arrangement Agreements with International Barytex Resources Ltd. and Kobex Resources Ltd.
4.19	Employment Agreement between the Company and Roman Shklanka
4.20	Employment Agreement between the Company and Alfred Hills
4.21	Employment Agreement between the Company and Samuel Yik
4.22	Office lease agreement with Cadillac Fairview
4.23	Office sublease agreement between the Company and Copper Mountain Mining Corporation
4.24	Consulting Agreement with H. Leo King
4.25	Consulting Agreement with Ian E, Marshall
8.1	List of Subsidiaries
12.1	Certification of Alfred Hills Pursuant to Rule 13a-14(a)
12.2	Certification of Samuel Yik Pursuant to Rule 13a-14(a)
13.1	Certification of Alfred Hills Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Samuel Yik Pursuant to 18 U.S.C. Section 1350

(1)	Previously filed as an exhibit to the company’s registration statement on form 20-f, filed with the commission on January 6, 2000. File number 00-30464.
(2)	Previously filed as an exhibit to the company’s registration statement on form 20-f/a amendment no. 1 filed July 14, 2000. File number 00-30464.
(3)	Previously filed as an exhibit to the company’s registration statement on form 20-f/a amendment no. 2 filed September 15, 2000. File number 00-30464.
(4)	Previously filed as an exhibit to the company’s annual report on form 20-f filed May 8, 2001. File number 00-30464.
(5)	Previously filed as an exhibit to the company’s annual report on form 20-f filed May 8, 2002. File number 00-30464.
(6)	Previously filed as an exhibit to the company’s annual report on form 20-f filed May 16, 2003. File number 00-30464.
(7)	Previously filed as with the company’s report on form 6-k filed June 18, 2004. File number 00-30464.
(8)	Previously filed as an exhibit to the company’s annual report on form 20-f filed June 23, 2004. File number 00-30464.
(9)	Previously filed as an exhibit to the company’s annual report on form 20-f filed June 7, 2005. File number 00-30464.
(10)	Previously filed as an exhibit to the company’s annual report on form 20-f filed May 8, 2006. File number 01-32558.
(11)	Previously filed as with the company’s report on form 6-k filed October 19, 2006. File number 01-32558.
(12)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 2, 2007. File number 01-32558.
(13)	Previously filed as an exhibit to the company’s annual report on form 20-f filed March 31, 2008. File number 01-32558
(14)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 9, 2009. File number 01-32558

[102]

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOBEX MINERALS INC.

Dated:	March 26, 2010	/s/ Alfred Hills
Alfred Hills
President, Chief Executive Officer, and Director