Form 20-F
period 2010-12-31
KOBEX MINERALS INC.
filed 2011-04-05
CIK 1102706

Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2010
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

Title of each class                                                                                  Name of each exchange on which registered

Common Shares, no par value                                                            NYSE AMEX equities

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  45,967,077 common shares as at December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Kobex” refer to Kobex Minerals Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report and the documents attached as exhibits to this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kobex Minerals Inc., or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, statements about expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to the title to the Company's mineral properties;

•	risks related to the Company's history of losses and lack of revenues;

•	risks related to the Company's lack of production history;

•	risks related to the Company's exploration activities;

•	risks related to the Company raising capital through additional equity financing or joint venture arrangements;

•	risks related to joint ventures and other partnerships;

•	risks related to exploration, development and mining activities;

•	risks related to fluctuations in metal prices;

•	risks related to potential litigation;

•	risks related to potential community actions;

•	risks related to mineral resources estimates;

•	risks related to differences in United States and Canadian reporting of reserves and resources;

•	risks related to permits and licenses for the Company's properties;

•	risks related to the global economy;

•	risks related to political and economic instability in foreign countries where the Company holds properties;

•	risks related to foreign currency fluctuations;

•	risks related to environmental laws;

•	risks related to unexpected delays in the Company's plan of operation;

•	risks related to volume and price fluctuations in the Company's common shares;

•	risks related to the Company not insuring against all risks;

•	risks related to the Company's key personnel;

•	risks related to the Company's dependence on third parties;

•	risks related to the Company's officers and directors having potential conflicts of interest;

•	risks related to government regulation;

•	risks related to competition within the mining industry;

•	risks related to the Company's common stock;

•	risks related to the enforceability of judgments in the United States;

•	risks related to the Company's status as a foreign issuer;

•	risks related to increased costs of the Company being a public company; and

•	risks related to the Company's likely status as a passive foreign investment company.

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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

Hydrothermal Alteration	Those chemical and mineral changes resulting from the interaction of hot water solutions with pre-existing solid mineral phases.
Island Plutonic Suite	Geological unit composed of Jurassic intrusive rocks
Intrusive Rock	A body of rock, that while fluid, penetrated into or between other rocks, but solidified before reaching the surface.
Jurassic	The second period of the Mesozoic era thought to have covered the span of time between 190 and 135 million years ago.
km	kilometer
m	meter
Porphyry	An igneous rock containing mineral crystals that are visibly larger than other crystals of the same or different composition.
ppm	parts per million
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

	Canadian Dollars Per U.S. Dollars
	2010	2009	2008	2007	2006
Average for the period	0.9709	0.8760	0.9441	0.9348	0.8820
Low for the period	1.0054	0.9755	1.0289	1.0905	0.9099

For the Month of
	February 2011	January 2011	December 2010	November 2010	October 2010	September 2010
High for the period	1.0045	0.9978	0.9825	0.9743	0.9690	0.9506
Low for the period	1.0268	1.0140	1.0054	0.9987	0.9970	0.9783

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 14, 2011as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0. 9759

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

The selected financial data and the information in the following table of the Company for the years ended December 31, 2010, 2009, and 2008 was derived from the audited consolidated financial statements of the Company.  The audited consolidated financial statements for the year ended December 31, 2008 have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The consolidated financials for the year ended December 31, 2010 and 2009 have been audited by KPMG LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth and the information in the following table for the year ended December 31, 2006 is derived from the Company’s audited consolidated financial statements after reflecting the carve out of Golden Arrow Resources Corporation (“Golden Arrow”) not included herein.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements under the heading "Item 17. Financial Statements".

The following table of selected financial data has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP").  Reference is made to Note 14 of the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009 and 2008  included herein for a discussion of the material measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

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

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2010	2009	2008	Restated 2007		Restated 2006
Revenue	-	-	-	-		-
General corporate expenditures	(3,195)	(2,973)	(1,848)	(2,202)		(3,765)
Exploration expenditures	(401)	(165)	(1,930)	(100	)(a)	(4,678	)(a)
Foreign exchange gain (loss)	(87)	(86)	(15)	(8)		(3)
Interest and miscellaneous income	338	394	863	675		373
Provision for marketable securities	-	-	(475)	-		-
Gain on sale of marketable securities	-	12	-	-		-
Income (loss) from equity investment	-	(273)	(68)	-		-
Gain (loss) on held-for-trading investment	-	432	(118)	-		-
Write off of mineral property interest	(28)	-	-	-		-
Termination benefit	-	(1,032)	(711)	-		-
Navidad recovery	-	-	-	18,314		-
Income tax (expense)/recovery	(365)	527	-	-		-
Net income (loss) for the year	(3,738)	(3,164)	(4,302)	16,679		(8,073)
Income (Loss) per share from continuing operations (b)	(0.08)	(0.11)	(0.20)	0.77		(0.38)
Income (Loss) per share -basic and diluted (b)	(0.08)	(0.11)	(0.20)	0.77		(0.38)
Weighted average number of shares outstanding (b)	45,967	27,958	21,722	21,708		21,360

Working capital	40,865	46,018	21,568	7,314		8,855
Marketable securities	2,084	5,001	-	-		-
Capital assets	7	-	-	-		-
Navidad interest	-	-	-	18,500		186
Termination benefit	-	-	(711)	-		-
Total assets	41,095	46,260	22,685	26,124		9,483
Net assets – shareholders’ equity	40,872	46,046	21,780	26,019		9,246

(a)           The 2007 and 2006 General Exploration balance includes Navidad holding costs which are comprised of:
i)	costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;
ii)	costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline

(b)	The per share amounts and weighted average number of share outstanding have all been restated to reflect the 2.4 for 1 share consolidation on September 30, 2009.

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

	2010	2009	2008	Restated 2007	Restated 2006
Consolidated statements of cash flows
Operating Activities
Cash generated (used) per Canadian and US GAAP	$(2,047)	$(3,868)	$15,953	$(1,954)	$(8,277)
Investing Activities
Cash generated (used) per Canadian and US GAAP	$(11)	$23,329	$(1,500)	$1,687	$(920)

Financing activities
Cash provided per Canadian and US GAAP	-	-	-	$60	$9,437

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 14 of the accompanying consolidated audited financial statements):

	(Cdn$ in 000, except per share data)

	2010	2009	2008	Restated 2007	Restated 2006
Consolidated Statement of Operations
Income (loss) for the year under CDN GAAP	$(3,738)	$(3,164)	$(4,302)	$16,679	$(8,073)
Income tax recovery	365	(527)	-	-	-
Income (loss) for the year under US GAAP	(3,373)	(3,691)	(4,302)	16,679	(8,073)
Unrealized (loss) gains on available-for-sale securities	-	-	-	-	(3)
Reversal of income tax recovery	(365)	527	-	-	-
Comprehensive income (loss) for the year under US GAAP	$(3,738)	$(3,164)	$(4,302)	$16,679	$(8,076)
Income (loss) per share under US GAAP	$(0.07)	$(0.13)	$(0.20)	$0.77	$(0.38)
Diluted Income (loss) per share under US GAAP	$(0.07)	$(0.13)	$(0.20)	$0.77	$(0.38)

	2010	2009	2008	2007	2006
Shareholders’ Equity
Balance per Canadian GAAP	$40,872	$46,046	$21,780	$26,019	$9,246
Adjustment to retained earnings related to income taxes	365	(527)	-	-	-
Adjustment to accumulated other comprehensive income	(365)	527	-	-	81
Balance per US GAAP	$40,872	$46,046	$21,780	$26,019	$9,327

	2010	2009	2008	2007	2006
Mineral Properties/Navidad Interest
Balance per Canadian GAAP	-	-	-	18,500	186
Fair value	-	-	-	-	81
Balance per US GAAP	-	-	-	18,500	267

See Note 14 of the Company’s consolidated financial statements.

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Recently Issued US GAAP Accounting Standards

United States Pronouncements

The FASB has introduced an amendment to ASC 820-10 which requires new disclosures and that clarify certain existing disclosure requirements related to fair value measurements. The revised standard provides additional guidance for estimating fair value when the level the volume and level of activity for the asset and liability have significantly decreased. The revised standard is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

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

International Financial Reporting Standards ("IFRS")

Effective January 1, 2011, the accounting framework under which financial statements are prepared in Canada for publicly accountable enterprises is scheduled to change to International Financial Reporting Standards (“IFRS”).  Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS effective the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

The Company’s conversion plan consists of several stages including planning, assessment, design and implementation. The Company retained the services of PricewaterhouseCoopers at the beginning of the process to provide technical and process management assistance for this project.

•
The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations.

•
The assessment stage includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment, with the assistance of external advisors, has been completed.  Also as part of the assessment stage, the Company assessed the available elections under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) to determine the effect of each election on the Company, and the IFRS accounting policies where options exist.

•
The Company has commenced the design stage which includes quantifying the effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s risk management, existing information technology and data systems, or other business activities.

•
The implementation stage is proceeding concurrently and includes preparing draft IFRS compliant financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2011 and going forward.  Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s risk management, existing information technology and data systems, or other business activities.

The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting by the first IFRS reporting date.  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

The Company is near completion of its assessment of IFRS requirements for the Company, and to date has identified the areas noted below as those expected to have the most significant effect on the financial statements or accounting method.

First-time adoption

Adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company expects to elect on transition to IFRS.

•
Business Combinations – Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The Company expects to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

•
Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vest after the date of transition to IFRS. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. The Company is completing the assessment of its unvested equity instruments.

Mineral Properties

Based on current IFRS guidance, current accounting policies for exploration costs will not be impacted by the conversion to IFRS.  Exploration expenditures will continue to be charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, will continue to be capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Income Taxes

There are a number of potential differences in the calculation of deferred income taxes under IFRS compared with Canadian GAAP. The Company is currently quantifying the potential differences under IFRS.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 13 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

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

The title to mineral claims is often uncertain and there may be challenges or problems to the Company's title to its mineral properties.

The Company has mineral claims which constitute the Company's property holdings.  The ownership and validity of mining claims are often uncertain and may be contested.

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

The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 (outside of net income in the fiscal year ended December 31, 2007 due primarily to the Navidad recovery).  The Company has financed its operations principally through the sale of its equity securities.   The Company does not anticipate that it will earn any revenue from its operations until its properties are placement into production, if ever.  If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

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

The Company's exploration activities may not be commercially successful.

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

The success of mineral exploration and development is determined in part by the following factors:

•	the identification of potential mineralization based on analysis;
•	the availability of exploration permits;
•	the quality of the Company’s management and its geological and technical expertise; and
•	the capital available for exploration.

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

The Company presently has sufficient financial resources to meet its commitments for the foreseeable future;  however, the Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties.  There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements.  The Company’s management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties.  These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.  The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort.

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

The Company may seek joint venture partners to provide funding for further work on any or all of those other properties.  Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture.  Any investments, strategic alliances or related efforts are accompanied by risks such as:

•	the difficulty of identifying appropriate joint venture partners or opportunities;
•	the time the Company’s senior management must spend negotiating agreements and monitoring joint venture activities;
•	the possibility that the Company may not be able to reach agreement on definitive agreements, with potential joint venture partners;
•	potential regulatory issues applicable to the mineral exploration business;
•	the investment of the Company’s capital or properties and the loss of control over the return of the Company’s capital or assets;
•	the inability of management to capitalize on the growth opportunities presented by joint ventures; and
•	the insolvency of any joint venture partner.

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

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of basemetals, precious metals, or other bulk materials, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in metal prices.

The value and price of the common shares of the Company, financial results, and its exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.   For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

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

Although the mineralized material and resource figures included in this document have been carefully prepared by independent engineers and geologists, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources including many factors beyond the Company’s control. The estimation of mineral resources is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only.

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

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital.  From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and 2009 and have continued in 2010, causing a loss of confidence in the broader United States and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

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

The Company's property interests in foreign countries are subject to risks from political and economic instability in those countries.

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

The Company's plan of operation for its properties is subject to unexpected delays.

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

The Company's common shares may be subject to price and volume fluctuations.

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $1.08 to a low of $0.75, and experienced a fluctuation from a high of US$1.07 to a low of US$0.71 on the NYSE Amex Equities (formerly the American Stock Exchange), during the 12-month period ending December 31, 2010.  There can be no assurance that continual fluctuations in price will not occur.

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

The Company is dependent on the services of Alfred Hills, the President and CEO and a director of the Company, as well as Mr. Roman Shklanka, the Chairman of the Company.  The loss of Mr. Hills or Mr. Shklanka could have an adverse affect on the Company.  All of the Company’s officers are employed by the Company.  See “Item 6.

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

The Company’s current activities are subject to various governmental regulations in Canada.  In Canada the Company’s exploration activities occur on Crown Land in Yukon.  There are provincial and federal regulatory developments that could restrict the Company’s activities and significantly increase regulatory obligations and compliance costs with respect to the Company’s exploration activities.

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

At the present time, the Company’s mineral exploration activities in Yukon are in compliance with all known environmental requirements.

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

Broker-dealers may be discouraged from effecting transactions in the Company's common shares because they are considered a penny stock and are subject to the penny stock rules.

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

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of our common shares should be aware that the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2010, and based on current business plans and financial projections, the Company anticipates that it may qualify as a passive foreign investment company (“PFIC”) for the current taxable year and subsequent taxable years.    If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  For each tax year that the Company qualifies as a PFIC, the Company intends to make available to U.S. Holders, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and for each year in which the Company is a PFIC, use commercially reasonable efforts to provide all additional information that such U.S.  Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  The Company may elect to provide such information on its website (http://kobexminerals.com).  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations.”  Each U.S. shareholder should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

Item 4.   INFORMATION ON THE COMPANY

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

On May 3, 2004, the Company announced its intention to proceed with a reorganization of the Company which had the result of dividing its present mineral resource assets between two separate public companies.  Under the reorganization, the Company’s Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, Argentina (the “Navidad Properties”) continued to be owned by the Company, while the Company’s non-Navidad mineral properties along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties (collectively the “Transferred Assets”) were transferred to Golden Arrow , a public company formed to effect the reorganization.

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

On February 29, 2008 IMA Holdings Inc. was wound up into IMA Exploration Inc.
On August 12, 2008, the Company signed an Option Agreement with Western Copper Corporation to earn up to 70% interest in the assets of Moraga Resources Ltd. (“the Island Copper Project”) located on Vancouver Island, British Columbia, Canada.  Moraga Resources Ltd. is a wholly-owned subsidiary company of Western Copper Corporation.  The Company agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three, the Company would spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Island Copper Project. This expenditure, a total of $15 million, and the completion of a pre-feasibility report would earn the Company a 49% interest in the project (Option 1). The Company could earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% could be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.  The Company met its $1.9 million dollar expenditure commitment in January 2009.

The agreement was encumbered by a prior agreement with Electra Gold Ltd. who holds the rights to explore and exploit industrial minerals on the Electra Block.

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

The Company has incurred acquisition costs of $Nil, $28,048, $Nil for the years ended December 31, 2010, 2009 and 2008, respectively. The Company has made exploration expenditures of $400,751, $165,100 and $1,930,325 for the years ended December 31, 2010, 2009 and 2008, respectively. On May 12, 2008 the Company entered into an Option Agreement with Western Copper Corporation to further explore and develop the Hushamu Property and the Company had the right to acquire up to a 70% interest. On July 2, 2010, the Company announced it terminated this Option Agreement with Western Copper and as such wrote off a mineral property interest of $28,048. As at December 31, 2007, the Company recorded a recovery of $18,314,000 for the Navidad interest, comprised of exploration expenditures of $18,314,000 and marketable securities of $186,000 which were subject to transfer to Aquiline under the terms of the Interim Agreement. The Company received the $7.5 million held in trust on January 8, 2008, plus interest that had accrued in the amount of $341,380.  The $11 million balance was received on February 11, 2008.

As part of the Arrangements with Kobex and Barytex, the Company acquired the Mel property and the Barb property, which were held in Barytex.  These properties do not have a carrying value in the books of the Company.  The Company is currently re-evaluating the strategy on these two properties which are situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest in light of improved metal prices since 2003.

Planned Exploration Expenditures and Property Payments

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has approximately $39 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2011 and beyond. The Company’s reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required.  Both the Mel and Barb properties have geophysical targets that warrant drill testing and the Company is reviewing its alternatives for these properties in light of the Yukon’s current favourable exploration climate.

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

Seasonality

There are no material seasonal affects at this time for the Company.

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

D.           Property, Plant and Equipment

The Company’s principal business is the acquisition and exploration of mineral properties.  As of the date of this annual report, the Company has a group of claims for the Mel property and the Barb property, both situated in Yukon, Canada.  The Company also previously had a group of claims under option agreement (“the Island Copper Property”), but the agreement was terminated in July 2010.  The Company’s operations remain exploratory in nature.  See “Item 4. Information on the Company - History and Development of the Company.”

During the fiscal years ending December 31, 2010, 2009 and 2008 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Acquisition Costs Written-off in Fiscal Year	Acquisition Costs Expensed in Fiscal Year	Exploration Expensed in Fiscal Year
December 31, 2008	$ Nil	$ Nil	$ 1,930,325
December 31, 2009	$ Nil	$ 28,048	$ 165,100
December 31, 2010	$ 28,048	$ Nil	$ 400,751

Mineral Properties - Canada

Island Copper Property, British Columbia

The option agreement on the Island Copper Property was terminated by the Company during the 2010 fiscal year.

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometres southwest of Port Hardy, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. The terms of the agreement provided that over the next two years ending August 15, 2011, the Company had an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit.  The expenditures total of $15 million and the completion of a pre-feasibility report would earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company could have earned an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% could have been earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.

The Company announced on September 30, 2008 that it had informed Western Copper of its intention to proceed with its option agreement on the Island Copper Property.  The Company then completed an "order of magnitude" engineering study based on the known resources in the Hushamu deposit in order to evaluate the project's economic potential and assist in directing further work.  The Company completed the evaluation of the results of this study, and on July 2, 2010, the Company announced that it had terminated its option agreement with Western Copper in accordance with the terms of that agreement.

Mel Property

Property Description and Location

The Mel property consists of 257 mineral claims covering 5,380 hectares situated in the Watson Lake Mining District of the Yukon Territory. The property is located approximately 80 kilometers east-northeast of the town of Watson Lake. A list of the claims and information regarding the claims is shown in Table 4.1.

Claim Status Mel Property

Claim Name	Grant Number	Expiring Date	NTS Location
ANDY 1	YA72509	2012/04/03	095-D-06
ANDY 2	YA72510	2012/04/03	095-D-06
ANDY 3	YA72511	2012/04/03	095-D-06
ANDY 4	YA72512	2012/04/03	095-D-06
ANDY 5-8	YA72513-YA72516	2012/04/03	095-D-06
BOZ 1-2	YA66985-YA66986	2012/04/03	095-D-06
BOZ 3	YA66987	2012/04/03	095-D-06
BOZ 4	YA66988	2012/04/03	095-D-06
CHUNGO 1	YA66946	2011/04/03	095-D-06
CHUNGO 2-8	YA66947-YA66953	2012/04/03	095-D-06
DAVE 1-8	YA72501-YA72508	2012/04/03	095-D-06

Claim Name	Grant Number	Expiring Date	NTS Location
EDY 1-4	YA66962-YA66965	2011/04/03	095-D-06
EDY 5	YA66966	2012/04/03	095-D-06
EDY 6	YA66967	2011/04/03	095-D-06
EDY 7	YA66968	2012/04/03	095-D-06
HOSE 1-4	YA66919-YA66922	2011/04/03	095-D-06
HOSE 5	YA66923	2015/04/03	095-D-06
HOSE 6	YA66924	2011/04/03	095-D-06
HOSE 7	YA66925	2015/04/03	095-D-06
HOSE 8	YUA66926	2011/04/03	095-D-06
JEAN 1-4	Y72731-Y72734	2016/04/03	095-D-06
JEAN 5	Y72961	2013/04/05	095-D-06
JEAN 6	Y72962	2015/04/05	095-D-06
JEAN 7	Y72963	2013/04/05	095-D-06
JEAN 8-10	Y72964-Y72966	2011/04/05	095-D-06
JEAN 11	Y74418	2014/04/03	095-D-06
JEAN 12-15	Y74419-Y74422	2012/04/03	095-D-06
JEAN 16	Y74423	2013/04/03	095-D-06
JEAN 17	Y74424	2014/04/03	095-D-06
JEAN 18	Y74425	2013/04/03	095-D-06
JEAN 19	Y74426	2014/04/03	095-D-06
JEAN 20-21	Y74427-Y74428	2013/04/03	095-D-06
JER 1-8	YA66931-YA66938	2015/04/03	095-D-06
JOE 1-2	YA45269-YA45270	2013/04/03	095-D-06
JONI 1-2	YA66846-YA66847	2012/04/03	095-D-06
JONI 3	YA66848	2011/04/03	095-D-06
JONI 4	YA66849	2012/04/03	095-D-06
JONI 5	YA66850	2011/04/03	095-D-06
JONI 6	YA66851	2012/04/03	095-D-06
JONI 7	YA66852	2011/04/03	095-D-06
JONI 8	YA66853	2012/04/03	095-D-06
KELI 1-4	YA66842-YA66845	2012/04/03	095-D-06
KELI 5-8	YA66927-YA66930	2012/04/03	095-D-06
MEL 11-16	Y22230-Y22235	2013/04/03	095-D-06
MUMBO 1-2	YA66977-YA66978	2011/04/03	095-D-06
MUMBO 3-8	YA66979-YA66984	2012/04/03	095-D-06
OTT 1-8	YA66954-YA66961	2012/04/03	095-D-06
RALFO 1	YA66939	2012/04/03	095-D-06
RALFO 2	YA66940	2011/04/03	095-D-06
RALFO 3	YA66941	2012/04/03	095-D-06
RALFO 4-5	YA66942-YA66943	2011/04/03	095-D-06
RALFO 6	YA66944	2015/04/03	095-D-06
RALFO 7	YA66945	2011/04/03	095-D-06
SAM 1-32	YB46141-YB46172	2012/04/03	095-D-06
SAM 33-35	YB46173-YB46175	2012/04/03	095-D-06
SAM 36-67	YB46176-YB46207	2012/04/03	095-D-06
SAM 68-86	YB46208-YB46226	2012/04/03	095-D-06
SIN 1-6	YA66989-YA66994	2012/04/03	095-D-06
SIN 7-8	YA66995-YA66996	2011/04/03	095-D-06
SOV 1-6	YA28600-YA28605	2013/04/03	095-D-06
TOMI 1-8	YA66969-YA66976	2012/04/03	095-D-06
WET 1	Y83309	2012/04/03	095-D-06

Claim Name	Grant Number	Expiring Date	NTS Location
WET 2	Y83310	2013/04/03	095-D-06
WET 3	Y83311	2012/04/03	095-D-06
WET 4	Y83312	2013/04/03	095-D-06
WET 5-8	Y83313-Y83316	2012/04/03	095-D-06
WET 9-11	Y83317-Y83319	2011/04/03	095-D-06
WET 12-16	Y83320-Y83324	2013/04/03	095-D-06
WET 25-32	Y83325-Y83332	2012/04/03	095-D-06
YANG 1-6	YA66997-YA67002	2012/04/03	095-D-06

Assessment work required to keep the property in good standing is $105 per claim per year. Sufficient work has been filed or payment made in lieu of work to keep all the claims in good standing at least to April 3, 2012.

The location of the four mineralized zones, including the mineral resource at the "Main Mel Zone", is shown on Figure 4.1. There are no known environmental liabilities on the property. Permits to conduct exploration work on the property are required and must be applied for prior to the start of a work program. Applications for work permits have not been made since a work program has not been finalized.

In August, 2000, pursuant to an agreement dated June 9, 2000 with Breakwater, Breakwater conveyed to Barytex a 100% undivided interest in the Mel property in consideration of 600,000 shares in the capital of Barytex and a payment of a royalty of 1% net smelter returns from the property.

Previously, pursuant to an agreement dated August, 1992 with Breakwater, Barytex had the option to acquire an 85% undivided interest in the property. Under the terms of this agreement, Barytex paid $1 million to Breakwater in a series of payments from 1992 to 1997 and was required to spend a total of $1.65 million on exploration of the property by September, 2000 to vest its interest. As of June, 2000 a total of $1.33 million had been spent on exploration. Barytex also had the right to acquire an additional 5% interest in the property under the terms of a February, 1985 agreement with Sulpetro Minerals Limited (now Breakwater).

Under the terms of a September, 1996 agreement with Cominco Ltd. (“Cominco”), Barytex granted Cominco the option to earn a 60% interest in the Mel property. Cominco agreed to pay $350,000 by September, 1998, (of which $50,000 was paid) and incur cumulative expenditures of $1.2 million. To date, Barytex and Cominco have spent a total of $1.33 million, of which $472,706 was spent by Cominco, on exploration of the property. In September, 1997, Cominco abandoned its interest in the property due to the lack of encouraging drill results from a two-hole drill program conducted to test geophysical anomalies believed to represent a faulted extension of the Main Mel mineralized horizon.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mel property is located approximately 400 kilometers east of the city of Whitehorse. Access to the property is by means of the paved Alaska Highway that runs 50 kilometers to the south of the property, providing a link to the port of Skagway 600 kilometers to the west. Rail access is available 500 kilometers to the southeast at the town of Fort Nelson. A 46 kilometer winter road north from the Alaska Highway provides seasonal access to the property. An airstrip on the property allows for year round access. Watson Lake, located on the Alaska Highway, is the nearest population center.

The climate is characterized by cold winters and moderate summers. Precipitation is moderate and winter snow accumulation is in the order of 80 centimeters. Drilling can be carried out in winter as well as in the summer months but is not recommended during the spring break-up.

The surface rights are held by the Yukon government and any mining operation requires regulatory approval. There is no electrical power available. However, a large thermal coal resource is located 10 kilometers from the property. Water is available from small lakes and streams on the property.  There are ample areas suitable for plant sites, tailings storage, and waste disposal areas.

The property is situated on the southern fringe of the Logan Mountains of southeastern Yukon.  The terrain is characterized by subdued topography with local elevations ranging from 900 meters at valley bottoms to 1,200 meters at local hill tops.

Vegetation on the property consists of spruce, pine, and balsam with willow and alder comprising most of the understory. Most of the area is in varying stages of regeneration following forest fires.

History

The property was first staked by prospectors in 1967 and subsequently optioned to Newmont Mining Corporation (“Newmont”). Newmont conducted a program of trenching and geochemical surveys. Five trenches exposed low-grade, Main Mel Zone zinc-lead-barite mineralization over a strike length of 488 meters. The zone averaged 5.3% combined lead-zinc over widths from 2.3 to 9 meters.  Newmont subsequently dropped their option and the Mel property was acquired by Barytex. Barytex subsequently optioned the property to Granby Mining Corp. (“Granby”). Between 1974 and 1975, Granby conducted an 18 hole diamond drill program (1,952 meters). The drilling intersected two parallel, north-striking, barite-sphalerite-galena zones. The Main Mel Zone averaged 6.1 meters true width. Based on the drilling, a mineral resource of 2.6 million tonnes averaging 5.35% zinc, 1.93% lead, and 54.6% barite to a depth of 152 meters below surface was estimated.

In 1976, St. Joseph Explorations Ltd. (“St. Joseph”) optioned the Mel property and conducted geological mapping, geochemical and geophysical surveys on the property. During 1978 and 1979, St. Joseph completed a 19 hole drill program totaling 4,054 meters. Based on the drill program, a mineral resource of 4,782,380 tonnes grading 5.61% zinc, 2.05% lead, and 52.1% barite was calculated by St. Joseph for the Main Mel Zone. Preliminary metallurgical testing conducted on the Main Mel Zone by Lakefield Research in 1978 yielded concentrates ranging from 60.9% to 84.7% zinc, 78.0% to 79.6% lead and 90.3% to 94.4% barite.

In 1981, St. Joseph sold its 51% interest in the Mel property to Sulpetro Ltd. Following the sale, Sulpetro Minerals Ltd. (“Sulpetro”) was established to hold the property. Regional exploration conducted by Sulpetro in 1981 led to the discovery of the "Mel East Zone", a zinc showing, located 7.3 kilometers northeast of the Mel deposit. Limited geochemical surveys conducted by Sulpetro over the next two years defined a large zinc soil anomaly in the area of the Mel East Zone.

Geological mapping and geochemical sampling conducted in 1984 between the Main Mel Zone and the Mel East Zone led to the discovery of the Jeri zinc showing, located 4 kilometers north-northeast of the Main Mel Zone. During 1985, Sulpetro drilled 10 holes totaling 1,009 meters to test the Jeri Zone.  Nine (9) of the 10 holes intersected zinc mineralization over a strike length of 550 meters. Zinc values ranged up to 13.11% zinc over 3.37 meters within a large zone of silicified and dolomitized limestone. Later that year, Sulpetro sold its interest to Novamin Resources Ltd. (“Novamin”), who drilled-tested the Main Mel Zone at depth with a 7 hole drill program totalling 2,012 meters. Drill results indicated that the zinc-lead-barite mineralization continued to a depth of at least 450 meters below surface. As a result of the Novamin drilling, the mineral resource was increased to 5,581,030 tonnes grading 6.63% zinc, 1.92% lead, and 49.64% barite. Breakwater purchased Novamin in 1988, giving them joint ownership of the Mel property with Barytex.

In 1989, Barytex conducted a soil geochemical survey near the Jeri Zone and completed four diamond drill holes (663 meters) on the Main Mel Zone. The drill program consisted of in-fill drilling at the north end of the Main Mel Zone and confirmed the continuity of the Main Mel Zone.  Based on a 29 hole drill program, Barytex subsequently estimated an Indicated Mineral Resource for the Main Mel Zone of 5,687,492 tonnes grading 6.77% zinc, 1.92% lead and 51.1% barite.

A 1989 pre-feasibility study by Sandwell Swan Wooster Inc. concluded that the property was potentially viable and provided recommendations for further exploration and development.

Barytex conducted an in-fill drill program consisting of 11 diamond drill holes totaling 1,552 meters and surface trenching in 1990. Drilling between previously drilled, widely spaced holes aided in the design of an open-pit.

A resource estimate, based on 48 intersections from 42 diamond drill holes, was calculated by consultants Nevin Sadlier-Brown Goodbrand Ltd. in a report dated October 9, 1990. The report stated that the Main Mel Zone contained a drill-indicated mineral inventory of 5,238,000 tonnes grading 7.86% zinc, 2.09% lead, and 48.98% barite for the Main Mel Zone.

Since August 1993, Barytex and Cominco spent a total of $1.33 million on exploration of the Mel property that included the drilling of 25 diamond drill holes totaling 6,173 meters. To date, a total of 90 diamond drill holes (16,759 meters) have been drilled on the Mel property. Of the four sediment-hosted, zinc-rich zones discovered to date, three have been drilled; the Main Mel Zone, Jeri Zone and "Jeri North Zone". The majority of the drilling has been conducted on the Main Mel Zone. No drilling has been conducted on the "Mel East Zone".

During 1993, eighty-six (86) claims were staked to cover the northerly strike extension of the Jeri Zone and 66 line-kilometers of grid was established. Geological mapping traced the favorable contact hosting the Jeri Zone zinc mineralization for a strike length of over 9 kilometers. Eleven (11) trenches exposed mineralization along a 2.5 kilometers section of the Jeri Zone. The most encouraging assay results from trench sampling were obtained from trench 5, where a 5 meter-wide zone averaged 16.5% zinc and in trench 4, where a 5 meter-wide zone averaged 10.7% zinc.

In 1994, six (6) additional drill holes totaling 3,122 meters were drilled on the Main Mel Zone.  This led to an increase in the Indicated Mineral Resource, estimated by Barytex, to 6,778,000 tonnes grading 7.1% zinc, 2.03% lead and 54.69% barite. Higher grade intersections have been defined within the Main Mel Zone in excess of 12% combined lead-zinc. The highest grade intersection assayed 19.72% zinc over a true thickness of 5.16 meters. The Main Mel Zone is open down dip with the potential to increase the resource tonnage.

Geochemical and geophysical surveys conducted in 1995 along strike and to the north of the Jeri Zone revealed significant zinc anomalies and geophysical induced polarization ("IP") and resistivity anomalies. During 1995, this new area, identified as Jeri North Zone, was tested with 8 widely-spaced drill holes totaling 847.6 meters over a strike length of two kilometers. Two of these holes intersected significant zinc mineralization; 15.6% zinc over a core length of 5.1 meters in hole J-95-5 and 9.9% zinc over a core length of 5 meters in hole J-95-4.

In the area 1.5 kilometers south of the Main Mel Zone, two drill holes tested a geophysical conductor on strike with the Mel Main Zone. The targeted mineralized horizon was not reached.

In 1996, Cominco, under an option agreement with Barytex and Breakwater, began exploration work on the Mel Property. Exploration work included the drilling of 6 diamond drill holes totaling 1,189 meters on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10 drilled 200 meters to the south and along strike of holes J-95-4 and J-95-5, encountered 12.38% zinc over a 3 meter core length. The other 5 holes drilled within this area intersected lower grade mineralization. A seventh drill hole was drilled 1.5 kilometers south of the Main Mel Zone to test an IP anomaly believed to represent the southern extension of the favorable mineralized horizon hosting the Main Mel Zone. This drill hole did not intersect the favorable contact zone.

Cominco conducted a soil sampling program on the Mel East Zone to confirm the presence of the large zinc anomaly originally outlined by Sulpetro during their 1983 exploration program. Results indicated a strongly anomalous zinc zone over a 1,400 meter long by 150 meter wide area, open to the north, south, and east. This anomaly is coincident with the favorable contact hosting a zinc showing.  Cominco conducted additional soil sampling in 1996 in the Jeri North Zone area. Several anomalous samples corresponded with the projected trace of the mineralized horizon.

During 1997, Cominco conducted IP and resistivity surveys in three areas: south of the Main Mel Zone; the Mel East Zone area; and an area on the southern part of the Jeri Zone. In addition, a magnetic survey and a limited gravity survey were conducted south of the Main Mel Zone. The geophysical program resulted in the identification of anomalies in all three areas surveyed. Two drill holes tested the geophysical conductors located 1.5 kilometers south of the Main Mel Zone. The holes intersected carbonaceous mudstones, interpreted to be a source for the geophysical anomalies. Neither of the two drill holes intersected the target contact zone that is host to the Main Mel Zone.

Geological Setting

The claims are situated near the southern margin of the Selwyn Basin, a tectonic element present during Paleozoic time. Sedimentary rocks are dominant and range in age from late Precambrian to Devono-Mississippian. Mafic to intermediate volcanic rocks ranging in age from upper Proterozoic to lower Cambrian are present northeast of the property.

Sedimentary strata are folded along north-south trending axes and are offset by strike slip, normal and thrust faults. Major north-south trending thrusts have easterly directed displacements ranging up to 3,000 meters.

The Mel property is underlain by sedimentary strata which are lower Cambrian to Silurian in age.  Lithologies include carbonates and clastic sediments broadly folded into a north-south trending, overturned syncline (Figure 4.1). The synclinal structure has been modified by a number of north-south trending faults which may exhibit both vertical and lateral displacements.

The stratigraphic unit which hosts the mineralization in the Mel deposit area is a well defined barite-quartz horizon which disconformably overlies a 150 meter-thick grey cryptograined limestone unit.  A distinctive 30 meter-thick argillite unit overlying the mineralized horizon grades upward into wavy banded limestone, a rock unit which is well represented in the region.

Deposit Type

The mineralization at the Mel deposit and at the Jeri and Mel-East sites is considered to be sedimentary-exhalative in origin.

The sphalerite-galena mineralization at the Mel deposit is hosted in a barite-quartz horizon overlain by a disconformable grey, cryptograined limestone unit. As presently defined, the central part of the mineralized body is characterized by near massive barite with moderate zinc and lead content. A peripheral zone exhibits the highest metal grades encountered with an attendant decrease in barite content and progressively higher silica content at the margin of the deposit. At depth, the barite content and thickness increase.

Mineralization at the Jeri zone is hosted by a limestone unit considered to be the equivalent of the cryptograined limestone which occurs at the Mel deposit. In the Jeri zone area these rocks are locally silicified, dolomitized and brecciated at, and immediately beneath, the contact with the overlying argillite. Mineralization consists of zinc minerals smithsonite and sphalerite and barite is present as a gangue mineral in quartz viens.

The geological model derived from interpretation of surface mapping and drill hole data suggests that the Mel deposit and the Jeri zones of mineralization may be different but more-or-less contemporaneous manifestations of a single depositional event. A low-angle disconformity exists at the base of the main mineralized barite-quartz unit at the contact with the underlying cryptograined limestone. The contact is abrupt and depositional styles below and above it are radically different. The limestone is also cut by silica and carbonate veins which do not appear to persist into the overlying rocks.

The footwall limestone is interpreted to represent an episode of prolonged quiescent carbonate deposition. The veining implies some degree of induration prior to the deposition of the overlying strata and the disconformity is consistent with an erosional interval and/or some form of tectonic activity. This was followed by local deposition of very fine clastic material which formed thin, discontinuous mudstone layers and lenses. Subsequent and, in places, coeval exhalative activity resulted in deposition of chemically precipitated barite, silica, sphalerite and galena to form the mineralized barite-quartz unit.  This unit is now described as a sediment hosted exhalite.

Mineralization

The zinc-lead-barite mineralization at the Main Mel Zone and the zinc showings at the south end of the Jeri Zone and Mel East Zone occur within a stratigraphic zone resting on a cryptograined limestone unit that is overlain by a distinctive argillite unit grading upward into a wavy banded, argillaceous limestone. At the Jeri North zone, the same stratigraphic interval contains zinc (coarse-grained sphalerite) mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence followed by wavy banded, argillaceous limestone. Of the four sediment-hosted, zinc-rich zones discovered to-date, the Main Mel Zone, Jeri Zone, and Jeri North Zone have been tested by drilling.

At the Main Mel Zone, mineralization consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica, carbonate, and coarse crystalline barite. Minor amounts of fine grained, sparsely disseminated pyrite occur locally but overall accounts for less that 2% of the sulphides.

Drilling at the Main Mel Zone has outlined an Indicated Resource of 6.78 million tonnes grading 7.10% zinc, 2.03% lead, and 54.69% barite based on 48 holes. The deposit is open down-dip with potential for a significant increase in tonnage. There are higher grade sections within the deposit and some 1 million tonnes grading 6.4% zinc, 1.88% lead, and 56.3% barite that could be available for open pit mining.

At the Jeri Zone, unusually strong alteration of the footwall carbonate to zinc-bearing, hydrothermal dolo mite and silicified dolomite has been exposed along the middle fold limb for several kilometers. Similar style zinc mineralization is found on the eastern-most fold limb. Sampling of trenches on the Jeri Zone yielded grades of up to 16.5% zinc over 5 meters. Geological mapping has extended this favorable horizon for 8 kilometers northward where diamond drilling in August, 1995 at the Jeri North Zone resulted in the discovery of zinc mineralization within an extensive chert unit underlying volcanic flows and tuffs that form part of the stratigraphy. Hole No. 95-4 intersected 9.9% zinc over 5.0 meters (4.7 meters true width) within a massive chert unit. Hole No. 95-5, drilled on the same section, intersected 15.6% zinc over 5.1 meters (3.1 meters true width) 70 meters down dip.

In 1996, Cominco drilled 6 holes totaling 1,139 meters on the Jeri North Zone to expand the zone of zinc mineralization intersected in hole Nos. 4 and 5. One of the holes (J96-10) drilled on strike and 200 meters to the south of J-95-4 and J-95-5, intersected two zones of significant sphalerite mineralization. One zone assayed 3.39% Zn over 2.1 meters of core length, the second zone returned 12.38% Zn over 3.0 meters. Holes drilled to test the down-dip and on strike extent of the above mentioned intersections failed to encounter significant zinc mineralization thus limiting the size of the mineralization zone to probably less than 400 meters in length and a down-dip length in the order of 100 meters.

At least five kilometers of the favorable horizon hosting the Jeri Zone and Jeri North Zone of zinc mineralization remains to be tested. Mineralization at the Jeri Zone is hosted by a limestone unit considered to be the equivalent of the cryptograined limestone which occurs at the Main Mel Zone. In the Jeri Zone area, these rocks are locally silicified, dolomitized, and brecciated at, and immediately beneath, the contact with the overlying argillite. The altered and brecciated limestone is mineralized by the zinc minerals smithsonite and sphalerite. Elevated lead values are present but no economically significant lead mineralization has been identified. Barite is present as a gangue mineral in quartz veins but does not appear to be sufficiently abundant to be economically important. The presence of the zinc carbonate mineral smithsonite suggests that zinc mineralization may, in part, be secondary.

During 1985, Sulpetro drilled 10 holes totaling 1,009 meters to test the Jeri Zone. Nine (9) of the 10 holes drilled over a strike length of 550 meters intersected zinc mineralization. Zinc values ranged up to 13.11% zinc over 3.37 meters of core length within a thick zone of silicified and dolomitized limestone. In 1994, eleven trenches were excavated across the Jeri Zone along a 2.5 kilometer segment of the favorable horizon. Zinc values of up to 16.5% zinc over a 5 meter-wide zone were obtained from trench No. 5. The mineralization consisted of disseminated smithsonite and minor sphalerite hosted in silicified and dolomitized limestone. The work conducted to date on the Jeri Zone is not sufficient to allow resource estimates to be made.

At the Mel East Zone, smithsonite mineralization occurs at the contact of cryptograined limestone and wavy banded limestone. Three grab samples taken in 1981 from 3 separate small outcrops averaged 9.6% zinc. Subsequent soil sampling in 1982 revealed a 1,400 meter-long soil geochemical zinc anomaly coincident with the mineralized contact. Soil sampling in 1996 by Cominco confirmed the earlier geochemical results and outlined a north-south trending zinc anomalous zone 1,300 meters long and 150 meters wide that is open to the north, east, and south. The mineralization at the Main Mel Zone, the Jeri Zone and the Mel East Zone is considered to be sedimentary-exhalative in origin. All the mineralization discovered to date occurs at the contact with underlying cryptograined limestone.

In addition to the exhalative type mineralization, there is potential for the discovery of unconformity and karst related zinc mineralization.

Exploration

1993 Exploration Work

Jeri Zone

During 1993, 86 claims were staked to cover the northerly strike extension of the Jeri Zone and a 66 line-kilometer grid was established. Geological mapping traced the favorable contact hosting the Jeri Zone zinc mineralization for a strike-length of over 9 kilometers. Eleven trenches were excavated and exposed zinc mineralization along a 2.5 kilometers section of the Jeri Zone. A link-belt 3400 excavator was used for the trenching. The trenches were mapped in detail and chip samples were taken along the bottom of the trenches. Sample intervals varied in length from 1.5 meters to 5 meters.

Significant zinc values were obtained from sampling in 3 out of the 10 trenches. One of the trenches failed to reach bedrock. The following is a tabulation of results from the best trenches.

Trench No.	Sample Width (m)	Percent Zinc
3	7	5.3
4	5	10.5
5	5	16.5

The trenching program allowed a detailed examination of the massive, locally silicif ied and dolomitized limestone unit hosting the zinc mineralization and the overlying wavy banded limestone unit.  The mineralized zone occurs in strata equivalent to the cryptograined limestone hosting the Main Mel Zone. Lead and barite are locally anomalous but are not present in economically significant amounts. Most of the zinc mineralization is in the form of smithsonite with only minor sphalerite observed in the mineralized zones exposed by trenching. However, locally significant amounts of sphalerite were intersected in several holes drilled in 1985, suggesting that there is potential for discovery of larger unoxidized zinc deposits at depth.

The trenching and sampling program was supervised by H. L. King, P. Geo, a Qualified Person, as that term is defined in NI 43-101, employed by Barytex. The assay results are considered reliable since the analyses were carried out by Acme Analytical Laboratories in Vancouver ("AAL"), a well known laboratory with International Standards Organization accreditation.

1994 Exploration Work

Main Mel Zone

In 1994, 6 drill holes totaling 3,122 meters were drilled on the Main Mel Zone. The results of the drilling led to an increase in the mineral resource, calculated by Barytex, to an Indicated Resource of 6,778,000 tonnes grading 7.1% zinc, 2.03% lead and 54.69% barite. Higher grade intersections have been defined within the Main Mel Zone in excess of 12% combined lead-zinc. The highest grade intersection assayed 19.72% zinc over a true thickness of 5.2 meters. The drilling established that the Main Mel Zone is open down-dip with potential to significantly increase the resource tonnage. The drilling was carried out by D.J. Drilling Ltd. based in Watson Lake.

Geophysical surveys including magnetic, very-low-frequency (“VLF”) and IP surveys were carried out in 1994 over the south extension to the Main Mel Zone. VLF and magnetic coverage extended from lines 82N to 96N and IP surveys were conducted on lines 82N to 84N, 88+50N, and 89N to 91N. The IP survey outlined a chargeability and resistivity anomaly on line 84N that is on strike with the Main Mel Zone. The geophysical work was carried out by S.J.V. Consultants Ltd., a geophysical contractor.

Jeri Zone

Soil sampling across the favorable contact between cryptograined limestone and wavy banded limestone along a 2-kilometer segment of the northern extension to the Jeri Zone (Jeri North Zone) was carried out in 1994. Samples were taken at 25 meter intervals along lines spaced at 200 meters.  Anomalous soil geochemical zinc and lead values were returned on most lines sampled. Two zinc and lead geochemical soil anomalies were outlined; one extending from line 132N to 142N and the other from line 150N to 152N. IP geophysical surveys were carried out over lines 135N and 136N centered on one of the zinc-lead soil anomalies. A strong chargeability anomaly was outlined on both lines 135N and 136N, coincident with the zinc-lead anomaly that marks the favorable contact between wavy banded limestone and the underlying cryptograined limestone. The 1994 exploration program was supervised by H. L. King, P. Geo, a Qualified Person, as that term is defined in NI 43-101, employed by Barytex.

1995 Exploration Work

Main Mel Zone

Approximately 1 kilometer south of the Main Mel Zone, IP surveys were conducted on lines 85N and 86N. The survey resulted in defining a chargeability and resistivity anomaly extending to the north to the anomaly first identified on line 84N in the 1994 survey.

Two diamond drill holes were completed on Section 85N in an attempt to explain the IP anomaly outlined on sections 84N to 86N. Minor graphite was noted in the core along several shear zones which may explain the IP anomaly. However, the targeted contact zone between the wavy banded limestone and the cryptograined limestone was not intersected.

Jeri North Zone

The Jeri North Zone is located 8 kilometers northeast of the Main Mel Zone, on the east limb of a syncline and on the same stratigraphic horizon as the Main Mel Zone. IP surveys were carried out in July 1995 on grid lines 131N to 142N, spaced 100 meters apart. A strong chargeability anomaly and corresponding resistivity low, partially coincident with anomalous zinc geochemical soil values, was outlined over a strike length of 1,100 meters.

A program of diamond drilling was carried out in 1995 to test the coincident IP and geochemical anomaly on the Jeri North Zone. A total of 8 widely-spaced diamond drill holes, totaling 847.6 meters, tested the anomalous zone over a strike length of 2 kilometers.

The drilling intersected a sequence of intermediate volcanic flows and sediments overlain by a relatively thin unit of calcareous shale that forms the base of the extensive wavy banded limestone found throughout the property. A massive chert unit, up to 5 meters thick, was intersected at the base of the volcanic -volcaniclastic sequence. In places the chert rests directly on the basal cryptograined limestone unit but in some sections is separated from the cryptograined limestone by a dolomitic unit. Sphalerite mineralization was encountered mainly within the chert unit with lesser amounts occurring in an overlying ash unit and in an underlying dolomitic unit.

Significant zinc mineralization was intersected in Hole No. J-95-4 and J-95-5 drilled on Section 142N. The coarse-grained sphalerite found in Hole J-95-4 occurs within a massive chert unit directly overlying massive, light grey, cryptograined limestone. Assays over a core length of 5.0 meters averaged 9.9% zinc. Hole J-95-5 was drilled to intersect the mineralized zone 70 meters down-dip and encountered sphalerite in coarse-grained masses and in disseminated form within the chert unit and also within volcanic ash and dolomite. Assays from a 5.1 meter interval of mineralized chert assayed 15.6% zinc. If the mineralized ash unit and dolomite is included, a 7.6 meter section averages 10.9% zinc. This new discovery of zinc mineralization indicates there is significant potential for other zones of zinc mineralization along the 10-kilometer strike-length of the east limb of the syncline located on the property. The drill program was supervised by H. L. King, P. Geo, a Qualified Person, as that term is defined in NI 43-101, employed by Barytex.

1996 Exploration Work

General

In 1996, Cominco, under an option agreement with Barytex and Breakwater, began exploration work on the Mel property. Work was carried out on the Jeri North Zone, Mel East Zone and in the area immediately south of the Main Mel Zone.

Jeri North Zone

Exploration work included the drilling of 6 diamond drill holes totaling 1,189 meters on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10, drilled 200 meters to the south and along strike of holes J-95-4 and J-95-5 encountered 12.38% zinc over a 3-meter core length. The other 5 holes drilled within this area intersected lower grade mineralization.

Main Mel Zone

One diamond drill hole was drilled 1.5 kilometers south of the Main Mel Zone to test an IP anomaly believed to represent the southern extension of the favorable mineralized horizon hosting the Main Mel Zone. The drill hole did not reach the favorable contact zone.

Mel East Zone

Cominco conducted a soil sampling program on the Mel East Zone to confirm the presence of the large zinc anomaly originally outlined by Sulpetro during a 1983 exploration program. Results indicated a strongly anomalous zinc zone over an area 1,400 meters long by 150 meters wide and open to the north, south, and east. This anomaly is coincident with the favorable contact hosting the zinc showing referred to as the Mel East Zone and represents a significant drill target.

The exploration data collected by Barytex and by Cominco was done under the supervision of Qualified Persons, as defined in NI 43-101. The geochemical analyses and assaying of rock and core samples was carried out by reputable analytical laboratories. There is no reason to believe that the data obtained in the 1993 to 1996 programs are unreliable.

Drilling

Since 1993, Barytex and Cominco have completed 25 BQ diamond drill holes totaling 6,173 meters on the property. The majority of the drilling was conducted on the Main Mel Zone.

In 1994, six holes totaling 3,122 meters were completed on the Main Mel Zone. The core was logged, photographed, and mineralized sections split with one-half of the mineralized section submitted for assay to AAL. All six (6) drill holes intersected the mineralized zone. The results of the deeper drill holes indicate that the zinc-lead-barite zone is increasing in thickness and in strike length.

In August, 1995, eight diamond drill holes were completed on the Jeri North Zone totaling 847.6 meters. The 8 widely-spaced drill holes tested a 2.1 kilometer strike length of the Jeri North Zone. Five (5) of the 8 holes intersected zinc mineralization with 2 of these holes encountering significant zinc values. The best intersection was 5.1 meters of core length that averaged 15.6% zinc.

The drilling on the Jeri North Zone intersected a sequence of intermediate volcanic flows and sediments overlain by a relatively thin unit of calcareous shale that forms the base of the extensive wavy banded limestone unit found throughout the property. A massive chert unit, up to 5 meters thick, is found at the base of the volcanic -volcaniclastic sequence. The chert is locally mineralized with disseminated pyrite and coarse-grained sphale rite. In places the chert rests directly on the basal cryptograined limestone unit but in some sections is separated from the cryptograined limestone by a dolomitic unit.

At the Jeri North Zone, sphalerite mineralization is found mainly within the chert unit with lesser amounts occurring in an overlying ash unit and in an underlying dolomitic unit. Significant zinc mineralization was intersected in Hole No. J-95-4 and J-95-5 drilled on Section 142N. The coarsegrained sphalerite found in Hole J-95-4 occurs within a massive chert unit directly overlying massive, light grey, cryptograined limestone. Assays over a core length of 5.0 meter averaged 9.9% zinc. Hole J-95-5 was drilled to intersect the mineralized zone 70 meters down-dip and encountered sphalerite in coarse-grained masses and in disseminated form within the chert unit and also within volcanic ash and dolomite. Assays from a 5.1 meter interval of mineralized chert assayed 15.6% zinc. If the mineralized ash unit and dolomite is included, a 7.6 meter section has an average grade of 10.9% zinc.

In August, 1995, two diamond drill holes totaling 317 meters were completed to test for the southern extension of the Main Mel Zone. The holes failed to reach the favorable contact between the wavy banded limestone and the cryptograined limestone that marks the mineralized horizon at the Main Mel Zone.

In 1996, exploration work by Cominco included the drilling of six diamond drill holes totaling 1,189 meters on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10 drilled 200 meters to the south and along strike of holes J-95-4 and J-95-5, encountered 12.38% zinc over a 3 meter core length. The other 5 holes drilled within this area intersected lower grade zinc mineralization. The drilling to date has defined a zone of significant zinc mineralization over a strike length of about 400 meters and extending to approximately 100 meters down-dip.

During 1996, Cominco completed one diamond drill hole 1.5 kilometers south of the Main Mel Zone to test an induced polarization anomaly interpreted to represent the southern extension of the favorable mineralized horizon hosting the Main Mel Zone. The drill hole failed to intersect the favorable contact zone.

During 1997, Cominco drilled two diamond drill holes to test gephysical targets identified to the south of the Main Mel Zone. Both holes intersected carbonaceous mudstones interpreted to be a source for the geophysical anomalies.

All drill programs carried out by Barytex and by Cominco were supervised by Qualified Persons, as defined in NI 43-101. All cores were logged and all mineralized zones intersected were split with one-half of the sample submitted for analysis. The remaining one-half of the core is stored on the property. The samples taken during drilling programs managed by Cominco personnel were shipped to the Cominco laboratory in Vancouver and analyzed for zinc, lead, copper and silver. Samples taken during drilling programs managed by Barytex were shipped to AAL and analyzed for lead, zinc, silver. Selected samples were also analyzed for barium.

Sampling and Analysis

Soil Sampling

On the Jeri North Zone reconnaissance soil sampling was carried out by Barytex during 1993 on lines spaced 1,000 meters apart from section 166N to 206N. Soil samples were taken at 25 meter intervals along sections of lines that crossed the favorable contact zone. In 1994, grid lines were established at a 100 meter spacing from line 130N to 152N. Soil samples were collected at 25 meter intervals along lines that crossed the favorable contact zone. A total of 59 soil samples were taken.

Reconnaissance soil sampling was also carried out by Barytex in 1994 on strike and to the north of the Main Mel Zone from 114N to 134N. Samples were taken along grid lines spaced 200 meters apart. Sample density varied from 10 meter to 20 meter spacing along the lines. A total of 54 soil samples were collected.

All samples were taken from the “B” soil horizon, placed in kraft paper bags and marked with grid coordinates. A description of the sample medium, sample depth and location was recorded. The samples were shipped by commercial transport to AAL for analysis. A 0.5 gram sample was then analysed by Inductively Coupled Plasma (“ICP”) methods for zinc, lead, copper, silver and barium.

In 1996, Cominco carried out a soil sampling program in the Jeri North Zone area along grid lines from 149N to 224N. The sampling was generally carried out on grid lines spaced 200 meters apart with samples taken at 25 meter intervals where lines crossed the projected trace of the mineralized horizon. At distances greater than 100 meters on either side of the mineralized horizon, samples were spaced at 100 meters. A total of 587 soil samples were collected.

In 1997, Cominco completed soil sampling in three areas on the Mel property. Four grid-based lines of soil sampling were completed south of the Main Mel Zone on lines 87N to 90N. Three (3) lines of soil sampling were completed at the Jeri Zone at 50 meters intervals along lines spaced at 200 meters. A total of 39 samples were collected. In the Mel East Zone area, a single contour line of soil sampling totaling 39 samples was completed to test the southern strike extension of the mineralized horizon.

All samples taken by Cominco personnel were collected from the “B” soil horizon, placed in kraft paper bags and labeled with a sample number. A description of the sample medium, sample depth and site was recorded. The samples were shipped to the Cominco Exploration Research Laboratory in Vancouver for analysis. The soil samples taken in 1996 were analyzed by atomic absorption methods for lead and zinc. Samples taken during 1997 were analyzed for 27 elements by ICP emission spectrometry.  Soil sampling by Barytex and Cominco was supervised by Qualified Persons, as defined in NI 43-101, and considered to have been taken with due care. Soil profiles may differ from site to site and the sample medium in places may differ in organic content allowing for some variation in results. However, there is no reason to believe that the samples taken are not generally representative or that sample quality is not acceptable.

Quality control for samples assayed by AAL was limited to analyzing a duplicate sample for approximately every 30 samples submitted. A standard sample was also inserted after each 35th sample analyzed. Quality control measures taken at the Cominco laboratory are not described in the geological reports submitted to Barytex by Cominco.

Core Sampling

All core was carefully logged by Qualified Persons, as defined in NI 43-101, and mineralized sections photographed before sampling. The mineralized sections were marked for sampling according to rock type, changes in character and quantity of the mineralization. Sample lengths were generally limited to 1 meter and in no case greater than 1.5 meters. All mineralized core was then split by core-splitter with one-half of the core placed in plastic sample bags along with a sample tag number and securely fastened with locking plastic ties. The other one-half was replaced in the core trays and stored in core racks on the property.

Core samples from drilling programs carried out by Barytex were sent to AAL and analyzed for zinc, lead, silver, and barium and subjected to specific gravity determinations. At least every 30th sample was re-assayed and at least 1 standard was inserted and assayed in each data set. Quality control measures followed at the Cominco laboratory were not described in exploration reports provided to Barytex.

Security of Samples

All core samples for analysis were placed in plastic bags along with a sample number tag and securely fastened with a zip-lock tie. Sample bags were then placed in sealed cardboard boxes for shipment by commercial transport to AAL for those samples taken by Barytex. Samples taken by Cominco personnel were shipped by commercial transport to the Cominco Exploration Research laboratory in Vancouver.

Soil samples taken by both Barytex and Cominco were packed in boxes securely sealed and shipped via commercial transport to either AAL for samples collected by Barytex or to the Cominco Exploration Research Laboratory in Vancouver for samples collected by Cominco.

Mineral Resource and Mineral Reserve Estimates

In October, 1990, an independent mineral resource estimate was made by Nevin Sadlier-Brown Goodbrand Ltd. for the Main Mel Zone. The resource estimate, based on 48 intersections in 42 diamond drill holes, was defined by the consultants as a drill-indicated mineral inventory of 5,238,000 tonnes grading 7.86% zinc, 2.09% lead and 48.98% barite for the Main Mel Zone. For the purposes of grade and tonnage calculations, a weighted average grade of individual samples from within the intersection was calculated for each drill hole. The true width of the intersection was obtained from measurements of contact angles and comparison with geological cross sections. Drill hole locations were surveyed and down hole information was obtained by gyroscopic compass surveys. Resource estimates were calculated by using an “Inverse Distance Squared” technique. In this method, the influence exerted by any drill hole intersection on an arbitrary block is inversely proportional to the square of its distance from a node at the center point of the block.

Subsequent to the independent estimate, six (6) diamond drill holes were drilled by Barytex in 1994 totaling 3,122 meters. A revised resource estimated that included the 6 additional drill holes was made by Barytex in 1994 for the Main Mel Zone. An Indicated Resource was estimated at 6,778,000 tonnes grading 7.10% zinc, 2.03% lead, and 54.69% barite using the “Inverse Distance Squared” technique described above except that individual specific gravities for sphalerite, galena, and barite were used to calculate the specific gravity of each sample interval. The resource estimate by Barytex under the direction of H. Leo King, P. Geo, a Qualified Person, as defined in NI 43-101, has not been independently verified.

Preliminary metallurgical testing on Main Mel Zone core by Lakefield Research indicates that after grinding to 100 mesh, the mineralization responded well to flotation and yielded concentrates ranging from 60.9 to 64.7% zinc, 78.0 to 79.6% lead, and 90.3 to 94.4% barite with recoveries of 90.3% to 96.2% for zinc, 97.7 to 98.0% for lead, and 88 to 90.9% for barite. A later, large scale test was done for barite concentrate market evaluation. Concentrate grading 95.1% barite with a recovery of 92.6% was produced from 12 kg of feed grading 53.5% barite.

There are no known environmental, permitting, or title issues regarding the Mel property that may affect the mineral resource. The Yukon government is supportive of mining which historically has had an important economic impact on the territory.

Exploration and Development

Although the Company has not proposed a current exploration program on the Mel property, further work is warranted and the Company is currently re-evaluating its strategy on this property.

A future drilling program would test the southern portion of the Jeri Zone where zinc-bearing, silicified dolomite has been exposed by surface trenching and tested by previous limited drilling. Similar style mineralization is present at the Mel East Zone where anomalous lead-zinc soil geochemistry and IP anomalies have defined a drill target.

Drilling to test the deeper potential of the Main Mel Zone is also under consideration.

Mineral Projects - Barb Property

Property Description and Location

The property consists of twenty-one (21) mineral claims (440 hectares) situated in the Watson  Lake Mining District of the Yukon Territory. A list of the claims and claim information is shown in Table 4.2.

Claims Status – Barb Property

Claim Name	Grant Number	Expiring Date	NTS Location
BETH 2	YB00654	2011/07/24	105-H-06
BETH 4-14	YB00655-YB00665	2011/07/24	105-H-06
BETH 16-20	YB00667-YB00671	2011/07/24	105-H-06
PAT 29-32	YB51854-YB51857	2011/08/29	105-H-06

The Barb property is located on the eastern arm of Frances Lake, 160 kilometers north of the town of Watson Lake and 310 kilometers northeast of the city of Whitehorse. The Robert Campbell Highway runs 15 kilometers west of the property and provides access to Frances Lake.

Assessment work required to keep the property in good standing is $105 per claim per year in work or cash. Sufficient work has been filed or payments made to keep all claims in good standing to July 24, 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Barb property is located on the eastern arm of Frances Lake. The Robert Campbell Highway runs 15 kilometers west of the property and provides access to Frances Lake. Alternative access is via float plane from Watson Lake.

The climate is characterized by cold winters and moderate summers. Precipitation is moderate and winter snow accumulation is in the order of 80 centimeters. Drilling can be carried out in winter as well as in the summer months but is not recommended during the spring break-up.

The surface rights are held by the government and any mining operation would require regulatory approval. There is no electrical power available in the area. Water is available from Francis Lake and streams on the property. There are ample areas suitable for plant sites, tailings storage, and waste disposal areas.

The property is situated within the Campbell Mountains in southeastern Yukon. The terrain is characterized by subdued topography with local elevations ranging from 775 meters at lake level to 1,550 meters on the western slope of Mount Hunt. Vegetation on the property consists of spruce, pine, and balsam with some willow alder, poplar, and tamarak.

History

Lead-zinc-silver mineralization was first discovered in the area and subsequent claims staked in the late 1930s. In 1943, Cominco prospected the area. Datalaska Mines, between 1960 to 1963, conducted a program consisting of hand trenching and sampling on a mineral occurrence known as the Matt Berry Zone, located one kilometer north of the property.

Matt Berry Mines Ltd. ("Matt Berry") was formed in 1965 in order to develop the the Matt Berry Zone located adjacent to the property.  Between 1966 and 1970, considerable work was carried out on the Matt Berry Zone including hand trenching, VLF electromagnetic (“EM”) surveying, geochemical surveying, Turam EM surveying and diamond drilling. A total of 31 drill holes (2,728 meters) were drilled on the Matt Berry lead-zinc-silver zone (the "Matt Berry Zone"). In 1970, an additional 2 drill holes totaling 391 meters were completed under an agreement with Metallgesellschaft Canada Ltd. and Canadian Nickel Company Ltd.

In 1972 Nordev Resources optioned the claims and sold a 40% interest to New Joburke Exploration Ltd. In 1974, Cyprus Anvil Mining Corporation held an option on the property and conducted a gravity survey over a portion of the property.

All claims were allowed to lapse and in 1977, Sovereign Metal Corporation, the predecessor of Kobex Minerals Inc. restaked the ground and carried out a data review and estimated a resource of 588,000 tons grading 6.1% lead, 4.6% zinc and 3 ounces of silver per ton for the Matt Berry Zone.  In 1978, the property was optioned to New Frontier (NPL), who conducted a pulse EM survey. The property subsequently reverted to Sovereign Metals Corporation who conducted a trenching program in 1979. Cominco optioned the property in 1980 and conducted a drill program of 5 widely spaced, diamond drill holes totaling 1,229 meters. The drill program failed to intersect any encouraging mineralization.

During 1981, Cominco conducted a program of geological mapping and soil geochemistry on the present property. Several coincident lead and zinc anomalies underlain by a quartz-augen schist unit were identified. Several copper anomalies, including one that is 400 by 600 meters in size, were also outlined. The copper anomalies were found to be located up-slope from the quartz-augen schist unit and to be underlain by sparsely exposed, metamorphosed mudstone and siltstone strata.

In 1987, Pulse Resources Ltd. carried out 43 line kilometers of ground magnetic surveys that covered newly discovered mineralization named the Money Zone. Geochemical soil sampling was completed on the same grid and in 1988 a program of induced polarization and detailed geochemistry was carried out over the Money Zone.

In 1991, Pulse Resources Ltd. (“Pulse”) conducted a 4-hole diamond drill program totaling 303 meters to test a 450 meter strike-length of the “Money Zone”. The Money Zone area is outlined by a 600 meter-long coincident lead-zinc soil geochemical anomaly with favorable stratigraphy, similar to that found at the Matt Berry Zone located one kilometer to the north.  Moderate to strong IP chargeability features were also defined in the Money Zone area. Results from the Pulse drill program included 1 to 3 meter-long intercepts of semimassive to massive sulphides in 3 of the 4 holes with minor base metal values. One of the drill holes, PUL91-1, returned a 0.5 meter intercept of base metal mineralization that assayed 5.87% zinc and 1.82% lead. Pulse dropped their option in 1992.

Barytex carried out line cutting, geological mapping and prospecting between 1992 and 1995 on the property. In 1998, Barytex carried out an airborne geophysical survey which outlined conductive responses along strike from the Matt Berry Zone and downslope from the Money Zone.

Geological Setting

The property area is underlain by Devonian-Mississippian metasedimentary rocks in contact with Cretaceous quartz monzonite of the Mount Billings batholith. Extensive glacial till masks much of the underlying stratigraphy in the Francis Lake area. Regional faulting in the area is characterized by major east-west striking faults and less pronounced northeast trending faults.

The Barb property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline. The phyllitic rocks form two conformable units: a dark green to black phyllitic unit overlying a lighter grey, fine-grained unit. Cherty tuffaceous beds occur within the dark phyllites and host thin-bedded, massive sulphides on the adjacent Matt Berry Zone. Phyllitic rocks on the property host an extensive quartz-sericite unit that is locally sulphide bearing and possibly volcanic in origin.

Deposit Type

Historically, the area including the adjacent Matt Berry Zone has been explored for shale-hosted Sedex massive sulphide deposits.  Although felsic volcanic rocks had been noted previously in the area, their significance has only recently been recognized. During the 2000 field season, Fonseca, a geologist working for the YTG Mineral Resource Branch carried out fieldwork in order to refine the mineral deposit models applicable to the western part of the Selwyn Basin in the Frances Lake map area. This work led to a redefinition of the Matt Berry deposit model. Fonseca writes that “the copper-rich nature of the ore, volcanic textures in the ore contacts, and the presence of alkaline felsic metavolcanic rocks beneath the deposit suggests that the mineralization fits a mineral deposit model intermediate between Sedex and VMS end members.”

Mineralization

The mineralization comprising the Money Zone consists of zinc and lead sulphides in pyritic layers hosted in an extensive quartz-sericite unit of possible volcanic origin. Semi-massive to massive sulphides have been intersected in 3 of 4 diamond drill holes and range in thickness from 1 to 3 meters. Sulphides include semi-massive pyrite, disseminated to banded sphalerite, galena, pyrrhotite and minor chalcopyrite and arsenopyrite. A 0.5 meter interval in one hole assayed 5.87% zinc and 1.82% lead.

Exploration

Geological Mapping

In June, 1995, Barytex carried out geological mapping and prospecting on the property. The mapping was carried out along cut lines spaced 400 meters apart.

The areas covered by the mapping are underlain mainly by dark grey phyllitic rocks that are generally thin bedded and in places are hornfelsed with a well-developed slaty cleavage. Quartz veins, both concordant and discordant, are common. A quartz augen schist unit about 150 meters thick, probably of volcanic origin, was mapped within phyllitic strata on the property.

In general, bedding strikes southeast and dips northeast from 20 degrees to 50 degrees.

Airborne Geophysical Survey

In September, 1998, a “Dighem” airborne geophysical survey was carried out over the Barb property. Dighem is a proprietary airborne geophysical system owned by Geoterrex Dighem, a division of CGG Canada Ltd. The survey was carried out by Geoterrex-Dighem of Mississauga, Ontario. The survey consisted of approximately 172 line-kilometers with flight lines flown in a direction of 60° at a line separation of 200 meters.

The purpose of the survey was to detect zones of conductive mineralization and to provide information that could be used to map the geology and structure of the survey area. This was accomplished by using a Dighem multi-coil, multi-frequency EM system, supplemented by a high sensitivity cesium magnetometer. The information from these sensors was processed to produce maps which display the magnetic and conductive properties of the survey area. A global positioning electronic navigation system ensured accurate positioning of the geophysical data with respect to the base maps. Visual flight path recovery techniques were used to confirm the location of the helicopter where visible topographic features could be identified on the ground.

Several anomalies in the surveyed area which are typical of bedrock conductors were defined as a result of the geophysical survey. A high priority EM anomaly located immediately to the west and parallel to the Money Zone, is coincident with an IP anomaly that has not been tested by drilling. The conductor is at least 600 meters in length.

The airborne geophysical survey results are considered to be reliable and follow-up with detailed surface geophysical surveys to define drill targets is warranted.

Geochemical Surveys

Three geochemical surveys have been conducted on the property and on surrounding areas.  The survey results are summarized below:

•
In 1981, Cominco collected 1,179 soil samples, 16 silt samples and 34 rock samples which were analyzed for copper, lead, zinc and silver. Results indicated several co-incident lead and zinc anomalies and widespread higher copper values upslope from the lead and zinc values. Anomalous levels were considered to be 70 ppm copper, 23 ppb lead and 100 ppm zinc.  Geophysical surveys were recommended.

•
In 1987, Strato Geological Engineering Ltd. (Strato) on behalf of Pulse Resources established a new grid on the property and surrounding area (100 metre line spacing and 25 metre sample spacing) to cover known mineralized areas.  A total of 720 soil samples were analyzed for copper, lead, zinc, silver and arsenic. Anomalous values were defined as mean value plus 1 standard deviation and highly anomalous values as mean value plus 2 standard deviations.

•
In 1988, Strato conducted a detailed survey in the area of the Money Zone by infill sampling between the 1987 lines.  Two hundred and seventy seven (277) samples were collected and results supported the 1987 work. A number of anomalies for each element were defined. A general northwest trend to the anomalies is evident conforming to the trend of the Matt Berry mineralization and the geophysical anomalies.

Deep overburden in the area as indicated by the 10-20 meters encountered in the Money Zone drilling along with reported muskeg, swamps and heavy vegetation most probably hinders the exact definition of possible mineralization by geochemical means. The anomalous levels used by Cominco and Strato are different and likely reflect the larger sampled area covered by Cominco.

Drilling

No drilling has been carried out on the property by Barytex. Historical records include drill logs, assay results and sections developed from the diamond drill holes completed by Pulse.

In July, 1991, a 303 meter (4 holes) BQ diamond drill program by Pulse tested 450 meters of strike-length on the Money Zone. This area is underlain by a 600 meter-long, coincident lead-zinc soil geochemical anomaly, favorable stratigraphy and moderate to strong IP chargeability features. Results of the drill program included 1.0 to 3.0 meter-long intercepts of semi-massive to massive sulphides in 3 of the 4 holes drilled. A 0.5 meter intercept of base metal mineralization intersected in hole PUL 91-1, assayed 5.87% zinc and 1.82% lead. The mineralization is hosted within a quartz sericite schist unit that may have significant base metal potential.

Sampling and Analysis

The diamond drill program in 1991 was carried out by Pulse. The drill core was logged and mineralized sections split and sampled. Sample intervals ranged from 0.5 meters to 1.5 meters. Overall core recoveries ranged from 65% to 75%. However, recoveries from the mineralized section in hole no. PUL 91-3 ranged from 8% to 80% and averaged 39%. The low recoveries may have affected the accuracy of the results. The assaying was carried out by TSL Laboratories in Saskatoon, Saskatchewan. It is not known what quality control measures were carried out by the laboratory.

Security of Samples

Reports available to Barytex regarding historical work and more recent work do not describe measures taken to ensure the validity and integrity of samples.

Mineral Resource and Mineral Reserve Estimates

No mineral resource estimates have been carried out on the Money Zone.

Exploration and Development

Although the Company has not proposed a current exploration program on the Barb property, a future exploration program should include a ground geophysical survey program to detail selected airborne geophysical targets.    These geophysical anomalies would then be tested by diamond drilling. One high priority target is located immediately to the west and parallel to the Money Zone.  The Company is currently re-evaluating its strategy on this property.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements, including the Company's belief as to the Company's potential future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.  See the heading “Cautionary Note Regarding Forward-Looking Statements" above.

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2010, 2009 and 2008, respectively, should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein under the heading "Item 17. Financial Statements" below.

Critical accounting policies

Reference should be made to significant accounting policies contained in Note 3 of the December 31, 2010 audited consolidated financial statements of the Company attached hereto.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Legal Proceedings

Not applicable.

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

Mineral Properties

Consistent with the Company’s accounting policy disclosed in Note 3 of the December 31, 2010 consolidated financial statements attached hereto, direct costs related to the acquisition of mineral properties held are capitalized on an individual property basis.  It is the Company’s policy to expense any exploration expenditures or associated costs to projects or properties.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.

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

The Company’s audited consolidated financial statements are in Canadian dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the measurement differences referred to in Note 14 of the consolidated financial statements of the Company included herein.  The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past three years, as the Company has had no income or net sales revenue during such period.

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

The Company’s accounting policy under Canadian and US GAAP is to defer all direct costs related to the acquisition of mineral properties held or controlled by the Company and to expense all exploration relating to proven and unproven mineral properties and incurred.  When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value. At December 31, 2010 the Company had $Nil acquisition costs deferred. At December 31, 2009 the Company had $28,048 acquisition costs deferred. At December 31, 2008, the Company had $Nil acquisition costs deferred.

During the year ended December 31, 2010, there was no exercise of options, warrants or agents warrants.   As of December 31, 2010, the Company had reserved zero common share (2009 – 1,242,264; 2008 – 1,291,321) for issuance upon the exercise of outstanding warrants and 4,016,829 common shares for outstanding options (2009 – 4,187,925; 2008 – 2,625,000).

Cash on hand and cash equivalents at December 31, 2010 were approximately $38,900,000.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 should be read in conjunction with the audited consolidated financial statements of the Company attached hereto and related notes included therein.  See the heading "Item 17. Financial Statements" below.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For the year ended December 31, 2010, the Company reported a consolidated loss of $3,738,368 ($0.08 per share), an increase of $574,455 from the loss of $3,163,913 ($0.11 per share) for the year ended December 31, 2009.  The increase in the loss in 2010, compared to 2009, can be attributed to a $458,883 increase in operating expenses, a $775,708 decrease in other expense items and a $891,280 decrease in income tax recovery.

The Company’s operating expenses for the year ended December 31, 2010 were $3,596,704, an increase of $458,883 from $3,137,821 in 2009 as a result of the following:

(i)
Exploration expenditures increased by $235,651 in 2010 as much of this increase related to a $308,172 income tax credit recovery recorded in 2009.  Otherwise, general exploration expense levels were slightly lower but comparable year over year.

(ii)	Merger and acquisition costs were $Nil in 2010 compared to $401,928 in 2009 as these were direct costs relating to the completed Arrangements with KBX and IBX on September 30, 2009.

(iii)
Net cash general and administrative expenses (total expenses less general exploration, mergers and acquisition, and stock-based compensation) for 2010 were relatively stable as compared to the prior year.  Overall, the Company incurred $2,078,961, or $123,167 higher than in 2009.  The increases in individual categories such as consulting and salaries and benefits were generally offset by decreases in professional fees and management fees charged due to difference in compensation arrangements between the Company and management before and after the Arrangements.  Higher salaries and wages relate to the fact that there is now dedicated management and staff as opposed to shared staff and management prior to the Arrangements in 2009.  Rent related expenses were $54,408 higher than 2009 as the office was relocated to its current location.  Office expenses were higher by $87,090 in the current year as this included some transition costs related to the Arrangements and travel expenses were $44,282 lower.  Investor relations expenses were $121,833 lower than 2009 and transfer agent and regulatory expenses were $20,699 lower.

(iv)
Stock-based compensation was $501,993 higher in 2010 compared to in 2009 as a result of the Company granting 745,000 (2009 – 2,270,000) options to employees and consultants in the current year. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

In 2010, the Company recorded interest income of $337,872 compared to $393,863 in 2009 as a result of lower interest rates earned on the Company’s cash balances in 2010. The Company also recorded a gain of $432,454 in 2009 on disposition of one its held-for-trading investments.  There were no such dispositions in the current year.
The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. (“Blue Sky”)  as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale. As at December 31, 2010, the quoted market value of the shares was $2,083,333.  To reflect the future income taxes on the unrealized loss on marketable securities, the Company has recorded a future income tax loss of $364,583 ($526,697 recovery in 2009) with a corresponding increase (decrease in 2009) to accumulated other comprehensive income.

This investment was previously accounted for using the equity method and classified as long-term.  In 2009, the Company recorded a dilution loss of $11,357 and an equity loss of $261,471.  With the completion of the Arrangements on September 30, 2009 that resulted in a change in management, the subsequent disposition of the Blue Sky warrants, and the dilution from Blue Sky’s various private placements, the Company’s holdings in Blue Sky was diluted to well under 20% in the fourth quarter of 2009.   The Company estimates that it currently owns approximately 10.5% of Blue Sky’s outstanding common shares.

The Company recorded $1,031,750 in termination benefits in 2009 as it terminated its agreement with the previous President of the Company and a consulting contract on September 30, 2009.  The Company also terminated its management services contract with Grosso Group on November 30, 2009.  No such expenses were incurred in 2010.

The Company recorded a gain of $11,913 in 2009 on the disposition of one of its available-for-sale investments.  No such disposition took place in the current year.  In 2010, the Company wrote off an amount of $28,048 in mineral property interest as it terminated its option Agreement with Western Copper on the Hushamu project in July.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, the Company reported a consolidated loss of $3,163,913 ($0.11 loss per share), a decrease of $1,232,274 from the loss of $4,301,910 ($0.20 loss per share) for the year ended December 31, 2008.  The decrease in the loss in 2009, compared to the 2008 amount, can be attributed to a $734,841 decrease in operating expenses and a decrease of $497,433 from other expense items.

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

B.           Liquidity and Capital Resources

The Company’s cash position at December 31, 2010 was $38,852,899, a decrease of $2,058,389 from December 31, 2009.  Total assets decreased to $41,094,576 at December 31, 2010 from $46,259,721 at December 31, 2009.  This decrease in assets is the direct result of the decrease in value of its marketable securities and the lower cash balance on hand.

As at December 31, 2010, the Company had working capital of approximately $40.8 million.  Subsequent to December 31, 2010, 90,755 stock options were exercised at a price ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.

The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.  The Company will continue to rely on successfully completing additional equity financing to identify, acquire and conduct exploration and development of mineral exploration projects.  There can be no assurance that the Company will be successful in obtaining the required financing.

There has been a severe deterioration in global credit and equity markets.  This has resulted in the need for government intervention in major banks, financial institutions and insurers and has also resulted in greater volatility, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company's cost of obtaining, capital and financing for our operations. If our capital costs exceed management’s expectations or new project opportunities become available and desirable to us, we may need to access additional capital.  Further, our access to additional capital may not be available on terms acceptable to us or at all.

C.           Research and Development, Patents and Licenses, Etc.

None.

D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal and bulk material prices are extremely volatile.  Base metal and bulk material prices are driven by rising global demand, climbed dramatically and  approached near historic highs over the past several years.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

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

F.           Tabular Disclosure of Contractual Obligations

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2010 through December 31, 2010.

	Payments Due by Period ($)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Accounts Payable and Accrued Liabilities	222,133	222,133	-	-	-
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	465,202	223,297	241,905	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected in the Company’s Balance Sheet under the GAAP of the Primary Financial Statements	-	-	-	-	-
Total	687,335	445,430	241,905	-	-

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.           Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report, are as follows:

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director Age (56)	Former Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer. Former Vice-President of evaluations for Placer Dome Inc.	Director, President and CEO since September 30, 2009 to present.
ROMAN SHKLANKA British Columbia, Canada Chairman and Director Age (78)
Chairman and Director of Polaris Minerals Corporation and Pacific Imperial Mines Inc.  Director of Delta Minerals Corporation.  Former Chairman and Director of Kobex Resources Ltd. and International Barytex Resources Ltd.
Chairman and Director since September 30, 2009 to present.

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
R. STUART (TOOKIE) ANGUS(2)(3) British Columbia, Canada Director Age (62)
Independent business consultant to the Mining Industry since January 1, 2006; Managing Director, Mergers & Acquisitions, Endeavour Financial Ltd., November 2003 to December 31, 2005; Partner, Serves as a director on the board of several mining companies.
Director since May 2003 to present.
MICHAEL ATKINSON (2) British Columbia, Canada Director Age (38)	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	Director since December, 2008 to present.
JAMES C. O’ROURKE(2) British Columbia, Canada Director Age (71)	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant.	Director since September, 2009 to present
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director Age (59)	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	Director since September, 2009 to present
SAMUEL YIK British Columbia, Canada Chief Financial Officer Age (46)
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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service

Alfred L. Hills	-	-	-

Roman Shklanka	Pacific Imperial Mines Inc	Director & Chairman	Sep/04 to present
	Polaris Minerals Inc.	Director & Chairman	2000 to present

Robert Stuart (Tookie) Angus	Wildcat Silver Corporation	Director	May/06 to present
	Bolero Resources Corp	Director	Mar/06 to present
	Tsodilo Resources Limited	Director	Sep/04 to present
	Nevsun Resources Ltd.	Director	Jan/03 to present
	Plutonic Power Corporation	Director	Jun/99 to present

Dynasty Gold Corp.	Director Chairman	Oct/99 to present Jan/06 to present
Santa Fe Metals Corp.	Director	Apr/06 to present
Tirex Resources Ltd.	Director	Nov/06 to present
San Marco Resources Inc.	Director	Sep/09 to present
Evolving Gold Corp.	Director	Apr/10 to present
Prosperity Goldfields Corp.	Director	Sep/10 to present
Riva Gold Corporation	Director	Nov/10 to present
SouthGobi Resources Ltd	Director	May 07 to present
Yellowhead Mining Inc.	Director	Nov/10 to present

Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sypher Resources Ltd.	Director	Jan/10 to present
	Denovo Capital Corp.	Director	Apr/10 to present
	Kircaldy Capital Corp.	Director, President & CFO	Oct/10 to present
	Legend Power Systems Inc.	Director	Nov/10 to present
	Chieftain Metals Inc.	Director	Nov/10 to present

James C. O’Rourke	Copper Mountain Mining Corp	Director & President	Apr/06 to present
	Compliance Energy Corp.	Director & Chairman	2000 to present
	Madison Pacific Properties Inc.	Director & President	May/98 to present
	Beanstalk Capital Inc.	Director, President & CEO	Jul/10 to present

Alexander Davidson	Namakwa Diamonds Ltd.	Director	Dec/07 to present
	MBAC Fertilizer Corp	Director	Jan/10 to present
	Noront Resources Ltd.	Director	Oct/09 to present
	Yamana Gold Inc.	Director	Oct/09 to present
	Capital Drilling Ltd.	Director	May/10 to present
	Chantrell Ventures Corp.	Director	Dec/10 to present
	Hana Mining Ltd.	Director	Dec/10 to present
	Volta Resources Inc.	Director	Mar/11 to present

B.           Compensation

During the fiscal year ended December 31, 2010, the directors and officers of the Company, as a group, had received or charged the Company a total of $770,000, (2009-$520,486, 2008-$324,018) for services rendered by the directors and officers or companies owned by the individuals. The Company also paid termination benefits totaling $1,031,750 in 2009 (2010 and 2008 - $Nil) to such companies.

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

Executive Compensation

"Named Executive Officers" or “NEO’s” means the Chief Executive Officer and Chief Financial Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company’s four most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended December 31, 2010, the Company had two Named Executive Officers: Alfred Hills, Chief Executive Officer and President, and Samuel Yik, Chief Financial Officer.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2010, 2009, and 2008.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2010, 2009, and 2008 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended December 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long-term incentive plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Alfred Hills President and CEO (1)(2)(3)	2010 2009 2008	225,000 56,250 Nil	Nil Nil Nil	114,324 91,757 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	339,324 148,007 Nil
Samuel Yik CFO (4)(5)	2010 2009 2008	195,000 48,750 Nil	Nil Nil Nil	76,216 91,757 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	271,216 140,507 Nil
Roman Shklanka Chairman(6)(7)	2010 2009 2008	150,000 160,000 Nil	Nil Nil Nil	76,216 91,757 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	226,216 251,757 Nil
Joseph Grosso President and CEO (8)(9)(10)	2010 2009 2008	Nil $187,500 $250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $1,211,500 Nil	Nil 1,399,000 250,000
Arthur Lang, CFO (11)	2010 2009 2008	Nil Nil $52,440	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $52,440
Michael Clark Acting Chief Financial Officer (12)	2010 2009 2008	Nil $42,068 $21,578	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $42,068 $21,578
*Note: On September 30, 2009, the authorized share capital of the Company was altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every 2.4 pre-consolidation common shares.  All stock option amounts set out in the footnotes below are on a post-consolidation basis.

  (1)          Mr. Hills is also a director but does not receive any compensation in that capacity.
(2)	Mr. Hills was appointed President and CEO as of September 30, 2009.
(3)
Mr. Hills’ option-based awards during 2009 consisted of 400,000 stock options granted October 26, 2009  at an exercise price of Cdn.$0.82 and fair value of Cdn$0.69  per share. The shares vest over a three year period.

(4)	Mr. Yik was appointed CFO as of September 30, 2009.
(5)
Mr. Yik’s option-based awards during 2009 consisted of 400,000 stock options granted October 26, 2009  at an exercise price of Cdn.$0.82 and fair value of Cdn$0.69  per share. The shares vest over a three year period.

(6)
Mr. Shklanka is the chairman of the Company.  Mr  Shklanka’s compensation was $160,000 in 2009, which included an honorarium of $122,500 for past services with Kobex and Barytex.  Mr. Shklanka is also a director of the Company, but did not receive any compensation in that capacity.

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

(11)
Mr. Lang’s total compensation from the Grosso Group during 2008 was $150,084 of which $52,440 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Lang resigned as Chief Financial Officer as of September 3, 2008.

(12)
Mr. Clark’s total compensation from the Grosso Group during 2009 was $110,000  of which $42,068 was allocated to the Company as part of the Grosso Group fees; for the year 2008 was $87,155 of which $21,578 was allocated to the Company as part of the Grosso Group fees for the year.  Mr. Clark resigned as acting Chief Financial Officer as of September 30, 2009.

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

Prior to the completion of the Arrangements on September 30, 2009, the Company had engaged Grosso Group Management Ltd. to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by Blue Sky and Golden Arrow, each of which owns one share.  Until November 30, 2009, the Company was also a member shareholder of the Grosso Group.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective November 30, 2009. During 2009, the Company incurred fees of $521,122 to the Grosso Group paid in monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  As a result of terminating the agreement with Grosso Group, the Company paid a severance payment of $500,000 on November 30, 2009.  No payments were made to the Grosso Group in 2010

During the year ended December 31, 2009 Joseph Grosso provided his services to the Company through Oxbow International Marketing Corp. ("Oxbow"). The Company entered into a consulting agreement with Oxbow (the “Oxbow Consulting Agreement”) effective as of July 1, 1999, subsequently amended on May 1, 2006, and further amended in November 2008, pursuant to which Mr. Grosso provided executive services as President and Chief Executive Officer of the Company.

During the fiscal year ended December 31, 2009, Oxbow was paid $187,500 (2008 - $250,000). During the year ended December 31, 2009, in connection with the Business Combination, the Oxbow Consulting Agreement was terminated effective September 30, 2009 and a termination payment of $1,211,500 was paid relating to the above bonus and termination benefits (see "“Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”).  No payments were made to Oxbow in 2010.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2010 to the Named Executive Officers of the Company:

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Alfred Hills	150,000 400,000 18,416 4,604 4,604 46,041	0.96 0.82 1.09 6.73 20.31 25.09	Nov 1, 2015 Oct 26, 2014 Feb 25, 2014 Feb 5, 2013 Mar 16, 2012 Jul 6, 2011	- 48,000 - - - - -	Nil	Nil
Samuel Yik	100,000 400,000 24,581 3,683 920 68,281 11,510	0.96 0.82 0.53 1.09 6.73 2.03 13.36	Nov 1, 2015 Oct 26, 2014 Feb 26, 2014 Feb 25, 2014 Feb 5, 2013 Nov 15, 2012 Nov 7, 2012	- 48,000 10,078 - - - - -	Nil	Nil
(1)	The values of unexercised in-the-money options are calculated based on the December 31, 2010 closing price ($0.94) of the Company’s common stock on the TSX Venture Exchange.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alfred Hills (1)	206,081	Nil	Nil
Samuel Yik (2)	167,973	Nil	Nil
(1)
Alfred Hills was appointed as President and CEO on September 30, 2009. Mr. Hills was granted 400,000 stock options on October 25, 2009 of which 133,333 vested during the year with a value of $91,757.  Mr. Hills was granted 150,000 stock options on October 31, 2010 with a value of 114,324.

(2)
Samuel Yik was appointed as Chief Financial Officer on September 30, 2009. Mr. Yik was granted 400,000 stock options on October 25, 2009 of which 133,333 vested during the year with a value of $91,757.  Mr. Yik was granted 100,000 stock options on October 31, 2010 with a value of 76,216.

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

Pursuant to the terms of the employment agreement with Mr. Alfred Hills, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Hills may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Hills a sum equal to one year of Mr. Hills’ then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year

Pursuant to the terms of the employment agreement with Mr. Samuel Yik, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Yik may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Yik a sum equal to one year of Mr. Yik’s then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year

Pursuant to the terms of the employment agreement with Mr. Roman Shklanka, in the event the agreement is terminated by the Company within one year of change of control, or if Mr.. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Compensation of Directors

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and

Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described in the Narrative Description, no directors, who were not NEO’s of the Company were compensated during the financial year ended December 31, 2010 for services in their capacity as directors.

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2010, the Company paid to the directors $200,000 (2009 - $50,000; 2008 - $120,000).

During the year ended December 31, 2009 the Company paid consulting fees of $42,501 to a company controlled by the director of the company.  No such payment were made in 2010 nor 2008.

During the year ended December 31, 2009 the Company paid consulting fees of $25,000 to a director of the Company.  No such payment were made in 2010 nor 2008.

During the year ended December 31, 2009 the Company paid the Chairman of the Company $122,500 as an honorarium for past services.  No such payment were made in 2010 nor 2008.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2010 for services as consultants or experts.

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

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Roman Shklanka	16,387 13,656 4,604 27,312 4,604 13,812 38,237 400,000 100,000	1.81 3.42 20.31 1.67 6.73 1.09 0.53 0.82 0.96	Feb 9, 2011 Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	- - - - - - 15,677 48,000 -	Nil	Nil
R. Stuart (Tookie) Angus	16,667 200,000 50,000	7.70 0.82 0.96	Jun 22, 2011 Oct 26, 2014 Nov 1, 2015	- 24,000 -	Nil	Nil
Michael Atkinson	200,000 50,000	0.82 0.96	Oct 26, 2014 Nov 1, 2015	24,000 -	Nil	Nil
James O’Rourke	16,387 13,656 27,312 38,237 200,000 50,000	1.81 3.42 1.67 0.53 0.82 0.96	Feb 9, 2011 Mar 16, 2012 Dec 12, 2012 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	- - - 15,677 24,000 -	Nil	Nil
Alex Davidson	200,000 50,000	0.82 0.96	Oct 26, 2014 Nov 1, 2015	24,000 -	Nil	Nil
(1)	The values of unexercised in-the-money options are calculated based on the December 31, 2010 closing price ($0.94) of the Company’s common stock on the TSX Venture Exchange.

Each of the directors above except for Roman Shklanka were also paid a fee of $50,000 as a directors fee during 2010.

There were 300,000 and 1,200,000 stock options granted by the Company during the financial year ended December 31, 2010 and 2009 respectively to the directors who are not a Named Executive Officer of the Company. As a result of the Plan of Arrangement on September 30, 2009 there were 287,120 options transferred into the Company.

There were no exercises of stock options during the financial years ended December 31, 2010 and 2009 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

Of the incentive stock options held by the non-executive directors, 572,000 and 272,000 options vested during the 2010 and 2009 years respectively.

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

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	300,000	40%	$0.96	$0.96	Nov 1, 2015
(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Management Contracts

Alfred Hills

The Company is party to an agreement with Mr. Alfred Hills, effective as of November 9, 2009, pursuant to which Mr. Hills provides executive services as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2010, Mr. Hills was paid $225,000 (2009 - $56,250; 2008 - $Nil).

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

Roman Shklanka

The Company is party to an agreement with Mr. Roman Shklanka, effective as of October 1, 2009, pursuant to which Mr. Shklanka provides executive services as Chairman of the Company. During the fiscal year ended December 31, 2010, Mr. Shklanka was paid $150,000 (2009 - $160,000 of which includes an honorarium of $122,500 for past services for Kobex and Barytex; 2008 - $Nil).

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

Samuel Yik

The Company is party to an agreement with Mr. Samuel Yik, effective as of November 9, 2009, pursuant to which Mr. Yik provides executive services as Chief Financial Officer of the Company. During the fiscal year ended December 31, 2010, Mr. Yik was paid $195,000 (2009 - $48,750; 2008 – $Nil).

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

Mr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company is the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required. The financial statements have since been filed and the company has applied for a revocation order. As of March 29, 2011, the cease trade orders were still in effect. Mr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

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

C.           Board Practices

Compensation Committee

The Board of Directors of the Company has adopted procedures to ensure that all employment, consulting or other compensation agreements between the Company and any director or senior officer of the Company or between any associate or affiliate of the Company and any director or senior officer are considered and approved by the disinterested members of the Board of Directors or a committee comprised of a majority of independent directors.

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

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 803 of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Mr. James C. O'Rourke, Mr. Michael Atkinson and Mr. R. Stuart Angus.   Each Audit Committee member is financially literate.

Terms of Reference for the Audit Committee

General

The Company’s Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. O’Rourke, Angus, and Atkinson are members of the Audit Committee.  The Board of Directors of the Company, after each annual shareholder’s meeting must appoint or re-appoint an audit committee.

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

E.           Share Ownership

As of March 29, 2011, the Company had 46,057,832 shares outstanding.  The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee’s percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 29, 2011.

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)		Percent of Class(1)
Common Stock	Alfred Hills (2)	648,088		1.41%
Common Stock	Roman Shklanka (3)	2,359,804		5.12%
Common Stock	Robert Stuart (Tookie) Angus (4)	279,167		0.61%
Common Stock	Michael Atkinson (5)	250,000		0.54%
Common Stock	James C. O’Rourke (6)	468,442		1.02%
Common Stock	Alexander Davidson (7)	250,000		0.54%
Common Stock	Samuel Yik (8)	610,816		1.32%

Common Stock	Officers and Directors (as a group, 7 persons)	4,866,317	(9)	10.57%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options and or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,057,832 shares of common stock outstanding as of March 29, 2011.

(2)
Includes 10,767 shares held by Mr. Hills and 637,321 options held by Mr. Hills to acquire an additional 637,321 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(3)
Includes 40,950 and 1,716,629 shares held by Mr. Shklanka and Shklanka Holdings Ltd. respectively and 602,225 options held by Mr. Shklanka to acquire an additional 602,225 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(4)
Includes 279,167 options held by Mr. Angus to acquire 279,167 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(5)
Includes 250,000 options held by Mr. Atkinson to acquire an additional 250,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(6)
Includes 122,850 shares held by Mr. O’Rourke and 345,592 options held by Mr. O’Rourke to acquire an additional 345,592 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(7)
Includes 250,000 options held by Mr. Davidson to acquire an additional 250,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(8)
Includes 1,841 shares held by Mr. Yik and 608,975 options held by Mr. Yik to acquire an additional 608,975 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

(9)
Includes the shares, options, and warrants set forth in footnotes 2 through 8 above.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options.”

Options, Warrants and Other Rights to Acquire Securities

As of March 29, 2011, the Company had granted a number of stock options, issued a number of warrants and entered into a number of agreements pursuant to which up to 3,926,074 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants currently outstanding and agreements.

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

As of March 29, 2011, the Company has issued 3,811,366 non-transferable incentive stock options to purchase common shares outstanding to the following persons:

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Samuel Yik	Officer	11,510 68,281 920 3,683 24,581 400,000 100,000	$13.36 $2.03 $6.73 $1.09 $0.53 $0.82 $0.96	Nov 7, 2012 Nov 15, 2012 Feb 5, 2013 Feb 24, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$13.36 $2.03 $6.73 $1.09 $0.53 $0.82 $0.96

Roman Shklanka	Director	13,656 4,604 27,312 4,604 13,812 38,237 400,000 100,000	$3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82 $0.96	Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$3.42 $20.31 $1.67 $6.73 $1.09 $0.53 $0.82 $0.96
Leo King	Consultant	4,604 13,656 27,312 4,604 10,129 38,237 100,000 50,000	$20.31 $3.42 $1.67 $6.73 $1.09 $0.53 $0.82 $0.96	Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$20.31 $3.42 $1.67 $6.73 $1.09 $0.53 $0.82 $0.96
James O’Rourke	Director	13,656 27,312 38,237 200,000 50,000	$3.42 $1.67 $0.53 $0.82 $0.96	Mar 16, 2012 Dec 12, 2012 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$3.42 $1.67 $0.53 $0.82 $0.96
Geoffrey Bird	Former Director of Kobex Resources Ltd.	13,656 27,312 38,237	$3.42 $1.67 $0.53	Mar 16, 2012 Dec 12, 2012 Feb 26, 2014	$3.42 $1.67 $0.53
Evan Koblanski	Consultant	27,312 27,312 20,000	$3.42 $1.67 $0.96	Mar 16, 2012 Dec 12, 2012 Nov 1, 2015	$3.42 $1.67 $0.96
Steve Bebek	Consultant	13,656 27,312 38,237	$3.42 $1.67 $0.53	Mar 16, 2012 Dec 12, 2012 Feb 26, 2014	$3.42 $1.67 $0.53
Chelsia Cheam	Employee	5,462 2,302 8,193 1,381 1,841 60,000 40,000	$3.42 $20.31 $1.67 $6.73 $1.09 $0.82 $0.96	Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015	$3.42 $20.31 $1.67 $6.73 $1.09 $0.82 $0.96
Theodore Muraro	Consultant	4,604 4,604 6,906	$20.31 $6.73 $1.09	Mar 16, 2012 Feb 5, 2013 Feb 25, 2014	$20.31 $6.73 $1.09
William Pillipow	Former Director of International Barytex Resources Ltd.	4,604 4,604 6,906	$20.31 $6.73 $1.09	Mar 16, 2012 Feb 5, 2013 Feb 25, 2014	$20.31 $6.73 $1.09

Alfred Hills	Officer	46,041 4,604 4,604 18,416 400,000 150,000	$25.09 $20.31 $6.73 $1.09 $0.82 $0.96	Jul 6, 2011 Mar 16, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26,2014 Nov 1, 2015	$25.09 $20.31 $6.73 $1.09 $0.82 $0.96
Mike Davies	Consultant	2,731 460 184	$3.42 $20.31 $6.73	Mar 16, 2012 Mar 16, 2012 Feb 5, 2013	$3.42 $20.31 $6.73
Bondy Lau	Employee	6,600	$0.82	Oct 26, 2014	$0.82
Megan Carlson	Employee	1,381 460 920 60,000 40,000	$12.81 $6.73 $1.09 $0.82 $0.96	Nov 8, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015	$12.81 $6.73 $1.09 $0.82 $0.96
Nicole Forbes	Employee	10,000	$0.96	Nov 1, 2015	$0.96
Ian Marshall	Consultant	8,193 920 30,000 15,000	$1.97 $1.09 $0.82 $0.96	Dec 12, 2012 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015	$1.97 $1.09 $0.82 $0.96
Louis Kabwe	Consultant	460	$1.09	Feb 25, 2014	$1.09
CoMo Investment	Consultant	920	$1.09	Feb 25, 2014	$1.09
Michael Atkinson	Director	200,000 50,000	$0.82 $0.96	Oct 26, 2014 Nov 1, 2015	$0.82 $0.96
Tookie Angus	Director	16,667 200,000 50,000	$7.70 $0.82 $0.96	Jun 22, 2011 Oct 26, 2014 Nov 1, 2015	$7.70 $0.82 $0.96
Alex Davidson	Director	200,000 50,000	$0.82 $0.96	Oct 26, 2014 Nov 1, 2015	$0.82 $0.96
Albert Wu	Consultant	8,193 3,222 2,731 920	$3.42 $20.31 $1.67 $6.73	Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013	$3.42 $20.31 $1.67 $6.73
Anthonie Luteijn	Former Director of International Barytex Resources Ltd.	4,604 4,604 6,906 38,237	$20.31 $6.73 $1.09 $0.53	Mar 16, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014	$20.31 $6.73 $1.09 $0.53

TOTAL		3,811,366

As of March 29, 2011, Officers and directors, as a group (7 persons), held 2,930,737 options to purchase the Company’s common shares.

Warrants and Other Commitments

As of March 29, 2011, there were no non-transferable common share purchase warrants exercisable or outstanding.

There are no assurances that the options, warrants or other rights described above will be exercised in whole or in part.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major Shareholders

To the best of the Company’s knowledge, the following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of March 29, 2011:

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	SHARES AND RIGHTS BENEFICIALLY OWNED OR CONTROLLED (1)	PERCENT OF CLASS (1)
COMMON STOCK	SPROTT INC. (2) ROYAL BANK PLAZA, SOUTH TOWER 200 BAY STREET SUITE 2700, PO BOX 27 TORONTO, ONTARIO M5J 2J1	8,208,393	17.8%
COMMON STOCK	SEA WAVE INVEST LIMITED 902B EURO TRADE CENTER 21- 23 DES VOEUX ROAD CENTRAL, HONG KONG	1,031,333	2.2%

NOTES:
(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 29, 2011, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,057,832 shares of common stock outstanding as of March 29, 2011.

(2)
These shares were previoiusly held by affiliated entities as follows:  (i) by Exploration Capital Partners 2006 Limited Partnership, as the direct beneficial owner of 2,083,333 common shares of the issuer; (ii) by Resource Investment Management Corporation by virtue of its position as general partner of Exploration Capital Partners 2006 Limited Partnership; (iii) by the Rule Family Trust udt 12/17/98 by virtue of its indirect ownership and control of Exploration Capital Partners 2006 Limited Partnership (as owner of 100% of Resource Investment Management Corporation); and (iv) by Arthur Richards Rule by virtue of his positions with Resource Investment Management Corporation and ownership interest in the Rule Family Trust udt 12/17/98.  Mr. Rule is president and a director of RIMC and, with his wife, is co-trustee of the Rule Family Trust udt 12/17/98, which owns 100% of Resource Investment Management Corporation.  The Rule Family Trust announced on February 17, 2011 that it has transferred its insider share position of the Company to Sprott Inc. (“Sprott”) as part of its recent Share Purchase Agreement with Sprott.

(3)
Mr. Michael Atkinson was nominated by the board to represent the interests of the Rule Family Trust, a previous significant shareholder of the company.  Mr. Atkinson was elected a director at the company’s annual meeting of shareholders on December 9, 2008

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Shares Held in the United States

As of December 31, 2010, there were 13 registered holders of the Company’s shares in the United States, with combined holdings of 5,130,334 shares.

Change of Control

As of March 29, 2011, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

Other than as disclosed below, from January 1, 2010 through March 29, 2011, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1
1.
During the year ended December 31, 2010, management services fees of $14,400 (2009 - $Nil) were charged to a company related by common directors. As of December 31, 2010, $1,359 is owed to the Company as a result of management service provided to related corporation.

2.	During the period the Company paid directors’ fees totaling $200,000 to the four independent directors of the Company (2009 - $50,000).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.           Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008.	F-1 - F-27
Independent Auditor’s Report (PricewaterhouseCoopers) for the Years Ended December 31, 2008	F-28

Legal Proceedings

There are no legal proceedings as at March 29, 2011.

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

TSX Venture Exchange Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2010	14,259,123	$1.08	$0.75
December 31, 2009	8,127,272	$1.17	$0.62
December 31, 2008	11,615,295	$1.15	$0.48
December 31, 2007	16,325,925	$2.88	$0.85
December 31, 2006	21,765,956	$9.50	$1.18

		Sales Price
Quarter Ended	Volume	High	Low
December 31, 2010	2,956,677	$1.04	$0.90
September 30, 2010	3,851,576	$1.08	$0.75
June 30, 2010	2,950,014	$1.00	$0.81
March 31, 2010	4,500,856	$1.07	$0.89
December 31, 2009	4,113,700	$1.17	$0.75
September 30, 2009	1,918,106	$1.01	$0.66
June 30, 2009	1,012,486	$0.84	$0.62
March 31, 2009	1,082,980	$0.98	$0.62

		Sales Price
Month Ended	Volume	High	Low
February 28, 2011	1,299,505	$1.18	$0.92
January 31, 2011	719,183	$0.97	$0.91
December 31, 2011	1,282,054	$1.04	$0.91
November 30, 2010	840,938	$1.04	$0.94
October 31, 2010	833,685	$1.04	$0.90
September 30, 2010	1,591,814	$1.08	$0.83

NYSE Amex Equities and Over-the-Counter Bulletin Board Stock Trading Activity

As of July 6, 2005, the Company’s shares commenced trading on the American Stock Exchange (“AMEX”).  Prior to that the Company’s shares traded on the OTC Bulletin Board previously operated by the National Association of Securities Dealers in the United States from October 8, 2002.  Effective October 1, 2008, AMEX changed its name to “NYSE Alternext US” following the NYSE Euronext acquisition of the AMEX, and effective March 18, 2008, the name was changed to “NYSE Amex Equities” ("NYSE Amex").  The Company currently trades on the NYSE Amex under the symbol “KXM”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the NYSE Amex for the periods indicated:

		Sales Price (US$)
Year Ended	Volume	High	Low
December 31, 2010	5,207,646	$1.07	$0.71
December 31, 2009	6,620,044	$1.12	$0.48
December 31, 2008	3,553,263	$1.13	$0.38
December 31, 2007	7,591,289	$3.12	$0.60
December 31, 2006	11,076,626	$8.35	$1.03

		Sales Price (US$)
Quarter Ended	Volume	High	Low
December 31, 2010	1,740,522	$1.05	$0.85
September 30, 2010	880,418	$1.07	$0.71
June 30, 2010	972,261	$0.99	$0.77
March 31, 2010	1,614,445	$1.04	$0.84
December 31, 2009	3,929,400	$1.12	$0.65
September 30, 2009	1,628,020	$0.91	$0.58
June 30, 2009	598,477	$0.79	$0.50
March 31, 2009	464,147	$0.82	$0.48

		Sales Price (US$)
Month Ended	Volume	High	Low
February 28, 2011	680,560	$1.20	$0.92
January 31, 2011	481,425	$1.00	$0.89
December 31, 2011	852,141	$1.05	$0.89
November 30, 2010	551,552	$1.03	$0.92
October 31, 2010	336,829	$1.05	$0.85
September 30, 2010	474,637	$1.07	$0.79

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our common shares, no par value, are traded on the TSX-V under the symbol “KXM” (formerly “IMR”) and are traded on the NYSE Amex under the symbol "KXM".

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

4.
the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person with whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.
the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

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

Common Shares

A total of 45,967,077 common shares were issued and outstanding as of December 31, 2010 and 46,057,832 common shares were outstanding as at March 29, 2011.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series I.  The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company.  The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares.   As of March 29, 2011 there were no issued or outstanding preferred shares.

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

2.
Effective October 1, 2009, the Company entered into an employment agreement with Mr. Roman Shklanka to provide services as the Company’s chairman.   Under this agreement, Mr. Shklanka receives an annual salary of $150,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2009, Mr. Shklanka was paid $160,000, which included an honorarium of $122,500 for past services with Kobex and Barytex that was not part of this employment agreement.  Pursuant to the terms of this employment agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

3.
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

4.
Effective November 9, 2009, the Company entered into an employment agreement with Mr. Samuel Yik to provide services in the capacity of the Company’s Chief Financial Officer.   Under this agreement, Mr. Yik receives an annual salary of $195,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2009, Mr. Yik was paid $48,750.  Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Mr. Yik may resign from the Company anytime prior to October 31, 2010, by providing two weeks’ notice to the Company and, at the conclusion of such period of notice, the Company shall pay to Mr. Yik a sum equal to one year of Mr. Yik’s then current base annual salary, plus an amount equal to the cost of the benefits excluding incentive stock options but including bonus (average up to three years as applicable) for a period of one year.

5.
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

6.
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

WTO Investor as defined in the Act means:

(a)           an individual, other than a Canadian, who is a national of a WTO Member or who has the right ofpermanent residence in relation to that WTO Member;

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

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

Capital Gains

In general, a non-resident of Canada is subject to tax under the ITA with respect to a capital gain realized upon the disposition of a taxable Canadian property.  Taxable Canadian property includes a share that is listed on a designated stock exchange if during the 60 month period that ends immediately preceding the disposition:

(a)           the non-resident holder; and
(b)          persons with whom the non-resident holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company and more than 50% of fair market value of the shares was derived from one or any combination of real property in Canada, Canadian resource properties, timber resource properties, and options in respect therein.   For purposes of the ITA, the Company is listed on a designated stock exchange.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2010, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

For each tax year that the Company qualifies as a PFIC, the Company intends to make available to U.S. Holders, upon written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and for each year in which the Company is a PFIC, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Company.  The Company may elect to provide such information on its website (http://kobexminerals.com).

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

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Treaty and such U.S. Holder elects to treat such gain or loss as “foreign source.”

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks.  The Company’s cash and cash equivalents are subject to foreign exchange risk, and the Company’s marketable securities are subject to equity price risk.  The Company uses the Canadian dollar as its reporting currency and has certain cash and cash equivalents denominated in the United States dollar.  The Company has investments in two companies publicly listed on the TSX Venture Exchange.  The following table sets forth the principal components of the balance sheet at December 31, 2010 showing the sensitivity to foreign exchange and equity price risks:

	Denominated in		Total Value in	Effect of 10% change	Effect of 10% change
	Cdn$	US$	Cdn$	in exchange rate	in equity price
Held for trading
Cash and cash equivalents	36,741,011	2,100,545	38,852,899	211,189	-
Other receivables and prepaids	150,089	-	150,089	-	-
Accounts payable and accrued liabilities	217,033	5,073	222,133	510	-

Available for sale
Marketable securities	2,084,233	-	2,084,233	-	208,423

The Company also has 12,863 Argentine pesos included in cash and cash equivalents as at December 31, 2010.  Any fluctuation to the Argentine Peso would be insignificant to the Company’s operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D.

None.

E.           Use of Proceeds

Not Applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2010  Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

This Annual Report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors as the Company qualifies as a smaller reporting company and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Atkinson and Mr. Angus are both financial experts and independent directors under Rule 803 of the NYSE Amex and Rule 10A-3 of the United States Exchange Act of 1934, as amended, and both serve on the Company’s audit committee.

ITEM 16B.  CODE OF ETHICS.

The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.  A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.kobexminerals.com,

Honest and Ethical Conduct

The Company expects a high level of personal integrity from each employee, officer and director when interacting with investors, business partners, shareholders, suppliers, consultants and other employees.

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

Prompt Internal Reporting of Violations

Employees and officers are responsible for the prompt internal reporting of any violations of the Code of Ethics to the Company’s Compliance Officer.

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

Reporting Unethical and Illegal Conduct/Ethics Questions

The Company is committed to taking prompt action against violations of the Code of Ethics and it is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations to the Company’s Compliance Officer.  Employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.

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

Only the Audit Committee may amend the Company’s Code of Business Conduct and Ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

For the fiscal year ended December 31, 2010, the Company’s auditor billed approximately $47,500, (2009 - $47,500) for the audit of the Company’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2010, the Company’s current auditor billed $nil while the Company’s previous auditor billed $7,640 (2009 - $46,463), for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2010 the Company’s auditor billed $25,592 (2009 - $Nil) for tax compliance, tax advice and tax planning services.  The Company’s previous auditor billed $Nil and $1,140 in for 2009 and 2008 respectively for similar services.

All Other Fees

For the fiscal years ended December 31, 2010 and 2009, the Company’s auditor billed $Nil and billed $Nil, respectively, for products and services other than the services set out above.

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

The Company did not repurchase any common shares in the fiscal year ended December 31, 2010.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS.

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material measurement respects for the periods presented with United States GAAP, except as discussed in Note 14 of the consolidated financial statements for the year ended December 31, 2010:

Independent Auditors’ Report dated March 18, 2011

Consolidated Balance Sheets at December 31, 2010 and 2009

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2010; 2009 and 2008

Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.

ITEM 18.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles (1)
1.2	Notice of Articles (2)
2.1	Option agreement between IMA Exploration and Western Copper Corporation dated August 15, 2008 (2)
2.2	Arrangement Agreements with International Barytex Resources Ltd. and Kobex Resources Ltd. (3)
2.3	Employment Agreement between the Company and Roman Shklanka (3)
2.4	Employment Agreement between the Company and Alfred Hills (3)
2.5	Employment Agreement between the Company and Samuel Yik (3)
2.6	Office lease agreement with Cadillac Fairview (3)
2.7	Office sublease agreement between the Company and Copper Mountain Mining Corporation (3)
2.8	Consulting Agreement with H. Leo King (3)
2.9	Consulting Agreement with Ian E, Marshall (3)
3.1	List of Subsidiaries (3)
3.2	Certification of Alfred Hills Pursuant to Rule 13a-14(a)
3.3	Certification of Samuel Yik Pursuant to Rule 13a-14(a)
3.4	Certification of Alfred Hills Pursuant to 18 U.S.C. Section 1350

3.5	Certification of Samuel Yik Pursuant to 18 U.S.C. Section 1350

(1)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 2, 2007. File number 01-32558.
(2)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 8, 2009. File number 01-32558
(3)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 6, 2010. File number 01-32558

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOBEX MINERALS INC.

Dated: March 29, 2011	/s/ Alfred Hills
Alfred Hills
President, Chief Executive Officer, and Director