Form 20-F
period 2011-12-31
KOBEX MINERALS INC.
filed 2012-03-30
CIK 1102706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011
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

1700- 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

Geoffrey Bach
1700- 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common share as of the close of the period covered by the annual report:  46,057,832 common shares as at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued ☒	Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to the title to the Company's mineral properties;

•	risks related to the Company's history of losses and lack of revenues;

•	risks related to the Company's lack of production history;

•	risks related to the Company's exploration activities;

•	risks related to the Company raising capital through additional equity financing or joint venture arrangements;

•	risks related to joint ventures and other partnerships;

•	risks related to exploration, development and mining activities;

•	risks related to fluctuations in metal prices;

•	risks related to potential litigation;

•	risks related to potential community actions;

•	risks related to mineral resources estimates;

•	risks related to differences in United States and Canadian reporting of reserves and resources;

•	risks related to permits and licences for the Company's properties;

•	risks related to the global economy;

•	risks related to political and economic instability in foreign countries where the Company holds properties;

•	risks related to foreign currency fluctuations;

•	risks related to environmental laws;

•	risks related to unexpected delays in the Company's plan of operation;

•	risks related to volume and price fluctuations in the Company's common shares;

•	risks related to the Company not insuring against all risks;

•	risks related to the Company's key personnel;

•	risks related to the Company's dependence on third parties;

•	risks related to the Company's officers and directors having potential conflicts of interest;

•	risks related to government regulation;

•	risks related to competition within the mining industry;

•	risks related to the Company's common shares;

•	risks related to the enforceability of judgments in the United States;

•	risks related to the Company's status as a foreign issuer;

•	risks related to increased costs of the Company being a public company; and

•	risks related to the Company's likely status as a passive foreign investment company.

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

Sedimentary Rocks	Descriptive term for a rock formed of sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

Tonne	Metric ton

Veins	An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

Au	Gold

Cu	Copper

Mo	Molybdenum

Pb	Lead

Re	Rhenium

Zn	Zinc

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references to dollars in this annual report are to Canadian dollars.

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2007 to 2011 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months September 2011 to February 2012.

	Canadian Dollars Per U.S. Dollar
	2011	2010	2009	2008	2007
Average for the year	0.9813	1.0305	1.1415	1.0671	1.0742
Low for the year	1.0219	1.0010	1.0498	0.9952	0.9617

Canadian Dollars Per U.S. Dollar for the Month of
	February 2012	January 2012	December 2011	November 2011	October 2011	September 2011
High for the period	0.9997	1.0161	1.0274	1.0297	1.0253	1.0071
Low for the period	0.9950	1.0099	1.0197	1.0219	1.0149	0.9986

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 26, 2012 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9922

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company for the years ended December 31, 2011 and as at December 31, 2010, and January 1, 2010 was derived from the audited consolidated financial statements of the Company audited by KPMG LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this annual report.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements under the heading "Item 17. Financial Statements".

The following table of selected financial data has been derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company considers that it has adequate resources to meet its commitments. The funds on hand will allow the Company to acquire viable advance stage exploration assets. The Company may need to obtain additional financing or joint venture partners in order to initiate any such programs.  See “Item 5. Operating and Financial Review and Prospects”.

International Financial Reporting Standards (Cdn$ in 000, except per share data)

	2011	2010
Revenue	-	-
General corporate expenditures	(1,909)	(3,342)
Exploration expenditures	(278)	(401)
Foreign exchange gain (loss)	53	(87)
Interest and miscellaneous income	499	338
Write off of mineral property interest	-	(28)
Impairment of marketable securities	(667)	-

Income tax expense	(54)	(365)
Loss for the year	(2,356)	(3,885)
Loss per share from continuing operations (a)	(0.05)	(0.08)
Loss per share -basic and diluted (a)	(0.05)	(0.08)
Weighted average number of shares outstanding (a)	46,043	45,967

Working capital	38,119	40,865
Marketable securities	708	2,084
Capital assets	4	7
Total assets	38,327	41,095
Net assets – shareholders’ equity	38,123	40,872

(a) The per share amounts and weighted average number of share outstanding have all been restated to reflect the 2.4 for 1 share consolidation on September 30, 2009.

	2011	2010
Consolidated statements of cash flows

Operating Activities
Cash used per IFRS	$(1,451)	$(2,078)
Investing Activities
Cash used per IFRS	$-	$(11)

Financing activities
Cash provided per IFRS	$61	-

The selected financial data set forth in the table below for the year ended December 31, 2009 was audited by KPMG LLP, independent Registered Public Accountant. The selected financial data set forth in the table below for the year ended December 31, 2008 and December 31, 2007 have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants.

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.  If the Company had followed U.S. GAAP in respect for the three years ended December 31, 2009, 2008 and 2007, certain items in the consolidated financial statement would have been reported as set forth in the second table below. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or U.S. GAAP charts below as the information was prepared using difference financial reporting standards.

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2009	2008	Restated 2007
Revenue	-	-	-
General corporate expenditures	(2,973)	(1,848)	(2,202)
Exploration expenditures	(165)	(1,930)	(100	)(a)
Foreign exchange loss	(86)	(15)	(8)
Interest and miscellaneous income	394	863	675
Provision for marketable securities	-	(475)	-
Gain on sale of marketable securities	12	-	-
Loss from equity investment	(273)	(68)	-
Gain (loss) on held-for-trading investment	432	(118)	-
Termination benefit	(1,032)	(711)	-
Navidad recovery	-	-	18,314
Income tax recovery	527	-	-
Net income (loss) for the year	(3,164)	(4,302)	16,679
Income (Loss) per share from continuing operations (b)	(0.11)	(0.20)	0.77
Income (Loss) per share -basic and diluted (b)	(0.11)	(0.20)	0.77
Weighted average number of shares outstanding (b)	27,958	21,722	21,708

Working capital	46,018	21,568	7,314
Marketable securities	5,001	-	-
Capital assets	-	-	-
Navidad interest	-	-	18,500
Termination benefit	-	(711)	-
Total assets	46,260	22,685	26,124
Net assets – shareholders’ equity	46,046	21,780	26,019

(a)	The 2007 General Exploration balance includes Navidad holding costs which are comprised of:
i)	costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline;
ii)	costs incurred in the period between the date of the judgment and the transfer of control of the Navidad project to Aquiline

(b)	The per share amounts and weighted average number of share outstanding have all been restated to reflect the 2.4 for 1 share consolidation on September 30, 2009.

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

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2009	2008	Restated 2007
Consolidated statements of cash flows

Operating Activities
Cash generated (used) per Canadian and US GAAP	$(3,868)	$15,953	$(1,954)

Investing Activities
Cash generated (used) per Canadian and US GAAP	$23,329	$(1,500)	$1,687

Financing activities
Cash provided per Canadian and US GAAP	-	-	$60

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP:

	(Cdn$ in 000, except per share data)
	2009	2008	Restated 2007
Consolidated Statement of Operations
Income (loss) for the year under CDN GAAP	$(3,164)	$(4,302)	$16,679
Income tax recovery	(527)	-	-
Income (loss) for the year under US GAAP	(3,691)	(4,302)	16,679
Unrealized (loss) gains on available-for-sale securities	-	-	-
Reversal of income tax recovery	527	-	-
Comprehensive income (loss) for the year under US GAAP	$(3,164)	$(4,302)	$16,679
Income (loss) per share under US GAAP	$(0.13)	$(0.20)	$0.77
Diluted Income (loss) per share under US GAAP	$(0.13)	$(0.20)	$0.77

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2009	2008	2007
Shareholders’ Equity
Balance per Canadian GAAP	$46,046	$21,780	$26,019
Adjustment to retained earnings related to income taxes	(527)	-	-
Adjustment to accumulated other comprehensive income	527	-	-
Balance per US GAAP	$46,046	$21,780	$26,019

	2009	2008	2007
Mineral Properties/Navidad Interest
Balance per Canadian GAAP	-	-	18,500
Fair value	-	-	-
Balance per US GAAP	-	-	18,500

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Accounting Standards

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Accordingly, the Company changed from Canadian GAAP reporting and commenced reporting under IFRS effective January 1, 2010 with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP affects the Company’s reported financial position and results of operations and comprehensive income (loss) and affects the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

New Pronouncements – not yet in effect

The following new reporting standards issued by the International Accounting Standards Board (“IASB”) are not yet effective and have not been applied in preparing these financial statements:

(i)
IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

TheCompany intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)	In May 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities, including interests in subsidiaries, widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard requires disclosures that enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(iii)
In May 2011, the IASB published IFRS 13 Fair Value Measurement that replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a material impact on its financial statements.

(iv)
In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

(v)
In October 2011, the IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is effective for annual periods beginning on or after January 1, 2013,

The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

●	It is probable that future economic benefits will flow to the entity;

●	The entity can identify the component of the ore body for which access has been improved; and

●	The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the interpretation to have a material impact on its financial statements.

The Company’s conversion plan consisted of several stages including planning, assessment, design and implementation. The Company retained the services of PricewaterhouseCoopers at the beginning of the process to provide technical and process management assistance for this project. The Company believes the plan employed adequate resources to ensure an efficient and effective transition to IFRS and the Company will continue to invest in training and resources to ensure management is kept informed of IFRS developments.

TRANSITION TO IFRS

The Company’s first audited consolidated financial statements prepared in accordance with IFRS were prepared for the year ended December 31, 2011 with comparative information for the year ended December 31, 2010 and at January 1, 2010 (the Company’s “Transition Date”).

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in the Note 16 to the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011 have been applied in preparing those statements and in the comparative information presented in those financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at the Transition Date.

FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS effective on the Transition Date. Under IFRS 1 - First Time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions.

Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities.  A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the Transition Date. The Company has elected this exemption and will apply IFRS 2 to only unvested share options as at the Transition Date.

Business Combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the Transition Date avoiding the requirement to restate prior business combinations.  The Company has elected to apply IFRS 3 only to business combinations that occur on or after January 1, 2010.

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

The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 (outside of net income in the fiscal year ended December 31, 2007 due primarily to the Navidad Properties [see definition below] recovery).The Company has financed its operations principally through the sale of its equity securities and cash on hand.  The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever.  If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

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

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of SEC Industry Guide 7 is extremely remote.  The Company’s property interests may not contain any reserves and any funds spent on exploration of the Company’s property interests may be lost.

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

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.  There can be no assurance that the Company’s efforts to identify resources will be successful.  Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities.  During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base metals, precious metals, or other bulk materials, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in metal prices.

The value and price of the common shares of the Company, financial results, and its exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Litigation may adversely affect the Company’s assets.

The Company may be involved in disputes with other parties in the future, which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and resource figures included in this document have been carefully prepared by engineers and geologists, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources including many factors beyond the Company’s control. The estimation of mineral resources is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies as defined in NI43-101.  NI43-101 allows inferred resources to be considered in preliminary economic assessments which are commonly called scoping studies.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Company will require exploration and mining permits and licences.

No guarantee can be given that the necessary exploration and mining permits and licences will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

The Company may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital.  From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened and problems have continued to 2011, causing a loss of confidence in the broader United States and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

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

Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation.  In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.  Political risks may adversely affect the Company’s existing assets and operations. The Company does not maintain and does not intend to purchase political risk insurance. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

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

All phases of the Company’s operations are subject to federal, provincial, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

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

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $1.19 to a low of $0.55, and experienced a fluctuation from a high of US$1.23 to a low of US$0.54 on the NYSE Amex Equities (formerly the American Stock Exchange), during the 12-month period ending December 31, 2011.  There can be no assurance that continual fluctuations in price will not occur.

The Company does not insure against all risks.

The Company maintains certain insurance; however, such insurance is subject to numerous exclusions and limitations.  The Company maintains a Total Office Policy in Canadian dollars on its principal offices.  Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $65,000, with a $1,000 deductible.  In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $500,000 for Tenants Legal Liability for any one leased premises, with a $1,000 deductible.

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

The Company is dependent on the services of Alfred Hills, the President and CEO and a director of the Company, as well as Dr. Roman Shklanka, the Chairman of the Company.  The loss of Mr. Hills or Dr. Shklanka could have an adverse effect on the Company.  The Chairman and CEO of the Company are employed by the Company and the CFO (Geoffrey Bach) is engaged as a consultant to the Company.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.  The Company does not maintain "key-man" insurance in respect of any of its principals.

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

The Company has been notified by the Mines Inspection Branch, Yukon Energy Mines and Resources, that a number of items require clean-up at the Mel Property camp site at the time of the next exploration activity. Subject to that notification, at the present time, the Company’s mineral exploration activities in Yukon are in compliance with all known environmental requirements.

The Company’s exploration programs in Canada are subject to federal and provincial regulations regarding environmental considerations.  All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, provincial and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, provincial or local authorities data pertaining to the effect or impact that its activities may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company’s activities.  Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as further interpretation of existing laws in Canada and the Provinces including British Columbia, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted.  Environmental problems known to exist at this time in Canada may not be in compliance with regulations that may come into existence in the future.  This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such a problem and could substantially reduce earnings.

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

We may issue securities on less than favourable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

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

It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada.  All, or a substantial portion, of the directors’ assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Common Shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s share price to decrease.

The Company is likely a "passive foreign investment company" which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of our common shares should be aware that the Company believes that it qualified as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2011, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFICfor the current taxable year and subsequent taxable years.    If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our principal executive office is located at 1700 - 700 West Pender Street, Vancouver, British Columbia, CanadaV6C 1G8, Tel: (604) 688-9368, E-mail: investor@kobexminerals.com.

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

In September of 1995 the Company formed IMPSA Resources Corporation (“IMPSA”) in order to pursue opportunities in Peru.  At that time, exploration efforts by other companies in Peru were beginning in earnest.  Management believed Peru was a favourable country for mineral exploration due to the country’s geology and strong mining culture.  In addition, management believed that Peru was under-explored.

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

The reorganization was implemented by a Plan of Arrangement under the BCBCA.  The Company’s shareholders and option holders approved the Plan of Arrangement at the Company’s Annual General Meeting that was held on June 22, 2004.  All other approvals were subsequently received.

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

On February 29, 2008 IMA Holdings Inc. was wound up into IMA Exploration Inc.

On August 12, 2008, the Company signed an Option Agreement with Western Copper Corporation to earn up to 70% interest in the assets of Moraga Resources Ltd. (“the Island Copper Project”) located on Vancouver Island, British Columbia, Canada. Moraga Resources Ltd. is a wholly-owned subsidiary company of Western Copper Corporation.  The Company agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three, the Company would spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Island Copper Project. This expenditure, a total of $15 million, and the completion of a pre-feasibility report would earn the Company a 49% interest in the project (Option 1).The Company could earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% could be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture. The Company met its $1.9 million dollar expenditure commitment in January 2009.

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

On September 30, 2009, the Company completed the combination with Barytex and Kobex.  The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on September 30, 2009.

All information in this annual report is presented on a post-consolidation basis, unless otherwise noted.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

Exploration expenditures are charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized.

The Company has incurred acquisition costs of $Nil, $Nil and $28,048 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company has made exploration expenditures of $277,965, $400,751 and $165,100 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company wrote off a mineral property interest of $28,048 following its announcement on July 2, 2010, that it had terminated its Option Agreement with Western Copper Corporation dated May 12, 2008 to develop the Hushamu Property.

As part of the Arrangements with Kobex and Barytex, the Company acquired the Mel property and the Barb property, which were held in Barytex. These properties do not have a carrying value in the books of the Company.  The Company is currently re-evaluating the strategy on these two properties which are situated near Watson Lake in southeast Yukon; an area that has recently been the focus of considerable exploration interest in light of improved metal prices since 2003.

Planned Exploration Expenditures and Property Payments

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has approximately $37 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2012 and beyond. The Company’s reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required. Both the Mel and Barb properties have geophysical targets that warrant drill testing and the Company is reviewing its alternatives for these properties in light of the Yukon’s current favourable exploration climate.

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

The Company has two direct wholly-owned subsidiaries at December 31, 2011, namely: IMA Latin America Inc. (“IMA Latin America”), a British Virgin Islands company and Kobex Resources Ltd. (“Kobex Resources”), a Vancouver-based company.  On December 23, 2011, International Barytex Resources Inc. (“Barytex”) and its wholly-owned subsidiary, Romanex Resources Limited (both Vancouver-based companies) were dissolved and their remaining rights and obligations transferred to the Company on their wind-up.

IMA Latin America no longer had a subsidiary on December 31, 2011 following the disposal of its former wholly-owned Argentinean subsidiary, Punto Dorado SA on April 14, 2011 for no proceeds.

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

During the fiscal years ending December 31, 2011 and 2010 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Acquisition Costs Written-off in Fiscal Year			Acquisition Costs Expensed in Fiscal Year	Exploration Expensed in Fiscal Year
December 31, 2010		$28,048	$	Nil	$400,751
December 31, 2011	$	Nil	$	Nil	$277,965

Mineral Properties - Canada

Mel Property

Property Description and Location
The Mel property consists of 257 mineral claims covering 5,380 hectares situated in the Watson Lake Mining District of the Yukon Territory. The property is located approximately 80 kilometres east-northeast of the town of Watson Lake. A list of the claims and information regarding the claims is shown in Table 4.1.

Claim Status Mel Property

Claim Name	Grant Number	Expiry Date	NTS Location

Andy 1-8	YA72509-YA72516	2012-04-03	095D06
Boz 1-4	YA66985-YA66988	2012-04-03	095D06
Chungo 1-8	YA66946-YA66953	2012-04-03	095D06
Dave 1-8	YA72501-YA72508	2012-04-03	095D06
Edy 1-7	YA66962-YA66968	2012-04-03	095D06
Hose 1-4	YA66919-YA66922	2012-04-03	095D06
Hose 6	YA66924	2012-04-03	095D06
Hose 8	YA66926	2012-04-03	095D06
Jean 12-15	Y 74419-Y 74422	2012-04-03	095D06
Joni 1-8	YA66846-YA66853	2012-04-03	095D06
Keli 1-4	YA66842-YA66845	2012-04-03	095D06
Keli 5-8	YA66927-YA66930	2012-04-03	095D06
Mumbo 1-8	YA66977-YA66984	2012-04-03	095D06
Ott 1-8	YA66954-YA66961	2012-04-03	095D06
Ralfo 1-5	YA66939-YA66943	2012-04-03	095D06
Ralfo 7	YA66945	2012-04-03	095D06
Sam 1	YB46141	2012-04-03	095D06
Sam2-35	YB46142-YB46175	2012-04-03	095D06
Sam 36-38	YB46176-YB46178	2012-04-03	095D06
Sam 39-86	YB46179-YB46226	2012-04-03	095D06
Sin 1-8	YA66989-YA66996	2012-04-03	095D06
Tomi 1-8	YA66969-YA66976	2012-04-03	095D06
Wet 1	Y 83309	2012-04-03	095D06
Wet 3	Y 83311	2012-04-03	095D06
Wet 5-11	Y 83313-Y 83319	2012-04-03	095D06
Wet 25-32	Y 83325-Y 83332	2012-04-03	095D06
Jean 8-10	Y 72964-Y 72966	2012-04-05	095D06
Jean 16	Y 74423	2013-04-03	095D06
Jean 18	Y 74425	2013-04-03	095D06
Jean 20-21	Y 74427-Y 74428	2013-04-03	095D06
Joe 1-2	YA45269-YA45270	2013-04-03	095D06

Mel 11-16	Y 22230-Y 22235	2013-04-03	095D06
Sov 1-6	YA28600-YA28605	2013-04-03	095D06
Wet 2	Y 83310	2013-04-03	095D06
Wet 4	Y 83312	2013-04-03	095D06
Wet 12-16	Y 83320-Y 83324	2013-04-03	095D06
Jean 5	Y 72961	2013-04-05	095D06
Jean 7	Y 72963	2013-04-05	095D06
Jean 11	Y 4418	2014-04-03	095D06
Jean 17	Y 74424	2014-04-03	095D06
Jean 19	Y 74426	2014-04-03	095D06
Hose 5	YA66923	2015-04-03	095D06
Hose 7	YA66925	2015-04-03	095D06
Jeri 1-8	YA66931-YA66938	2015-04-03	095D06
Ralfo 6	YA66944	2015-04-03	095D06
Jean 6	Y 72962	2015-04-05	095D06
Jean 1-4	Y 72731-Y 72734	2016-04-03	095D06

Assessment work required to keep the property in good standing is $105 per claim per year. Sufficient work has been filed or payment made in lieu of work to keep all the claims in good standing at least to April 3, 2012. The Company intends to renew claims listed above that have an expiry date of April 3 and April 5, 2012.

The location of the four mineralized zones, including the mineral resource at the "Main Mel Zone", is shown on Figure 4.1. There are no known environmental liabilities on the property. Permits to conduct exploration work on the property are required.  A mining Land Use Permit and Approved Operating Plan (LQ00221) was issued in June 2007 allowing exploration to June 2017.

In August, 2000, pursuant to an agreement dated June 9, 2000 with Breakwater Resources Ltd (“Breakwater”, now a subsidiary of Nyrstar NV), Breakwater conveyed to Barytex a 100% undivided interest in the Mel property in consideration of 600,000 shares in the capital of Barytex and a payment of a royalty of 1% net smelter returns from the property.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mel property is located approximately 400 kilometres east of the city of Whitehorse. Access to the property is by means of the paved Alaska Highway that runs 50 kilometres to the south of the property, providing a link to the port of Skagway 600 kilometres to the west. Rail access is available 500 kilometres to the southeast at the town of Fort Nelson. A 46 kilometre winter road north from the Alaska Highway provides seasonal access to the property. An airstrip on the property allows for year round access. Watson Lake, located on the Alaska Highway, is the nearest population centre.

The climate is characterized by cold winters and moderate summers. Precipitation is moderate and winter snow accumulation is in the order of 80 centimetres. Drilling can be carried out in winter as well as in the summer months but is not recommended during the spring break-up.

The surface rights are held by the Yukon government and any mining operation requires regulatory approval. There is no electrical power available. However, a large thermal coal resource is located 10 kilometres from the property. Water is available from small lakes and streams on the property.  There are ample areas suitable for plant sites, tailings storage, and waste disposal areas.

The property is situated on the southern fringe of the Logan Mountains of southeastern Yukon.  The terrain is characterized by subdued topography with local elevations ranging from 900 metres at valley bottoms to 1,200 metres at local hill tops.

Vegetation on the property consists of spruce, pine, and balsam with willow and alder comprising most of the understory. Most of the area is in varying stages of regeneration following forest fires.

History

The property was first staked by prospectors in 1967 and subsequently optioned to Newmont Mining Corporation (“Newmont”). Newmont conducted a program of trenching and geochemical surveys. Five trenches exposed low-grade, Main Mel Zone zinc-lead-barite mineralization over a strike length of 488 metres. The zone averaged 5.3% combined lead-zinc over widths from 2.3 to 9 metres.  Newmont subsequently dropped their option and the Mel property was acquired by Barytex. Barytex subsequently optioned the property to Granby Mining Corp. (“Granby”). Between 1974 and 1975, Granby conducted an 18-hole diamond drill program (1,952 metres). The drilling intersected two parallel, north-striking, barite-sphalerite-galena zones. The Main Mel Zone averaged 6.1 metres true width. Based on the drilling, a mineral resource of 2.6 million tonnes averaging 5.35% zinc, 1.93% lead, and 54.6% barite to a depth of 152 metres below surface was estimated.

In 1976, St. Joseph Explorations Ltd. (“St. Joseph”) optioned the Mel property and conducted geological mapping, geochemical and geophysical surveys on the property. During 1978 and 1979, St. Joseph completed a 19-hole drill program totalling 4,054 metres. Based on the drill program, a mineral resource of 4,782,380 tonnes grading 5.61% zinc, 2.05% lead, and 52.1% barite was calculated by St. Joseph for the Main Mel Zone. Preliminary metallurgical testing conducted on the Main Mel Zone by Lakefield Research in 1978 yielded concentrates ranging from 60.9% to 84.7% zinc, 78.0% to 79.6% lead and 90.3% to 94.4% barite.

In 1981, St. Joseph sold its 51% interest in the Mel property to Sulpetro Ltd. Following the sale, Sulpetro Minerals Ltd. (“Sulpetro”) was established to hold the property. Regional exploration conducted by Sulpetro in 1981 led to the discovery of the "Mel East Zone", a zinc showing, located 7.3 kilometres northeast of the Mel deposit. Limited geochemical surveys conducted by Sulpetro over the next two years defined a large zinc soil anomaly in the area of the Mel East Zone.

Geological mapping and geochemical sampling conducted in 1984 between the Main Mel Zone and the Mel East Zone led to the discovery of the Jeri zinc showing, located 4 kilometres north-northeast of the Main Mel Zone. During 1985, Sulpetro drilled 10 holes totalling 1,009 metres to test the Jeri Zone.  Nine (9) of the 10 holes intersected zinc mineralization over a strike length of 550 metres. Zinc values ranged up to 13.11% zinc over 3.37 metres within a large zone of silicified and dolomitized limestone. Later that year, Sulpetro sold its interest to Novamin Resources Ltd. (“Novamin”), who drilled-tested the Main Mel Zone at depth with a 7-hole drill program totalling 2,012 metres. Drill results indicated that the zinc-lead-barite mineralization continued to a depth of at least 450 metres below surface. As a result of the Novamin drilling, the mineral resource was increased to 5,581,030 tonnes grading 6.63% zinc, 1.92% lead, and 49.64% barite. Breakwater purchased Novamin in 1988, giving them joint ownership of the Mel property with Barytex.

In 1989, Barytex conducted a soil geochemical survey near the Jeri Zone and completed four diamond drill holes (663 metres) on the Main Mel Zone. The drill program consisted of in-fill drilling at the north end of the Main Mel Zone and confirmed the continuity of the Main Mel Zone.  Based on a 29-hole drill program, Barytex subsequently estimated an Indicated Mineral Resource for the Main Mel Zone of 5,687,492 tonnes grading 6.77% zinc, 1.92% lead and 51.1% barite.

A 1989 pre-feasibility study by Sandwell Swan Wooster Inc. concluded that the property was potentially viable and provided recommendations for further exploration and development.

Barytex conducted an in-fill drill program consisting of 11 diamond drill holes totalling 1,552 metres and surface trenching in 1990. Drilling between previously drilled, widely spaced holes aided in the design of an open-pit.

A resource estimate, based on 48 intersections from 42 diamond drill holes, was calculated by consultants Nevin Sadlier-Brown Goodbrand Ltd. in a report dated October 9, 1990. The report stated that the Main Mel Zone contained a drill-indicated mineral inventory of 5,238,000 tonnes grading 7.86% zinc, 2.09% lead, and 48.98% barite for the Main Mel Zone.

Since August 1993, Barytex and Cominco spent a total of $1.33 million on exploration of the Mel property that included the drilling of 25 diamond drill holes totalling 6,173 metres. To date, a total of 90 diamond drill holes (16,759 metres) have been drilled on the Mel property. Of the four sediment-hosted, zinc-rich zones discovered to date, three have been drilled; the Main Mel Zone, Jeri Zone and "Jeri North Zone". The majority of the drilling has been conducted on the Main Mel Zone. No drilling has been conducted on the "Mel East Zone".

During 1993, eighty-six (86) claims were staked to cover the northerly strike extension of the Jeri Zone and 66 line-kilometres of grid was established. Geological mapping traced the favourable contact hosting the Jeri Zone zinc mineralization for a strike length of over 9 kilometres. Eleven (11) trenches exposed mineralization along a 2.5 kilometres section of the Jeri Zone. The most encouraging assay results from trench sampling were obtained from trench 5, where a 5 metre-wide zone averaged 16.5% zinc and in trench 4, where a 5 metre-wide zone averaged 10.7% zinc.

In 1994, six (6) additional drill holes totalling 3,122 metres were drilled on the Main Mel Zone.  This led to an increase in the Indicated Mineral Resource, estimated by Barytex, to 6,778,000 tonnes grading 7.1% zinc, 2.03% lead and 54.69% barite. Higher grade intersections have been defined within the Main Mel Zone in excess of 12% combined lead-zinc. The highest grade intersection assayed 19.72% zinc over a true thickness of 5.16 metres. The Main Mel Zone is open down dip with the potential to increase the resource tonnage.

Geochemical and geophysical surveys conducted in 1995 along strike and to the north of the Jeri Zone revealed significant zinc anomalies and geophysical induced polarization ("IP") and resistivity anomalies. During 1995, this new area, identified as Jeri North Zone, was tested with 8 widely-spaced drill holes totalling 847.6 metres over a strike length of two kilometres. Two of these holes intersected significant zinc mineralization; 15.6% zinc over a core length of 5.1 metres in hole J-95-5 and 9.9% zinc over a core length of 5 metres in hole J-95-4.

In the area 1.5 kilometres south of the Main Mel Zone, two drill holes tested a geophysical conductor on strike with the Mel Main Zone. The targeted mineralized horizon was not reached.

In 1996, Cominco, under an option agreement with Barytex and Breakwater, began exploration work on the Mel Property. Exploration work included the drilling of 6 diamond drill holes totalling 1,189 metres on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10 drilled 200 metres to the south and along strike of holes J-95-4 and J-95-5, encountered 12.38% zinc over a 3 metre core length. The other 5 holes drilled within this area intersected lower grade mineralization. A seventh drill hole was drilled 1.5 kilometres south of the Main Mel Zone to test an IP anomaly believed to represent the southern extension of the favourable mineralized horizon hosting the Main Mel Zone. This drill hole did not intersect the favourable contact zone.

Cominco conducted a soil sampling program on the Mel East Zone to confirm the presence of the large zinc anomaly originally outlined by Sulpetro during their 1983 exploration program. Results indicated a strongly anomalous zinc zone over a 1,400 metre long by 150 metre wide area, open to the north, south, and east. This anomaly is coincident with the favourable contact hosting a zinc showing.  Cominco conducted additional soil sampling in 1996 in the Jeri North Zone area. Several anomalous samples corresponded with the projected trace of the mineralized horizon.

During 1997, Cominco conducted IP and resistivity surveys in three areas: south of the Main Mel Zone; the Mel East Zone area; and an area on the southern part of the Jeri Zone. In addition, a magnetic survey and a limited gravity survey were conducted south of the Main Mel Zone. The geophysical program resulted in the identification of anomalies in all three areas surveyed. Two drill holes tested the geophysical conductors located 1.5 kilometres south of the Main Mel Zone. The holes intersected carbonaceous mudstones, interpreted to be a source for the geophysical anomalies. Neither of the two drill holes intersected the target contact zone that is host to the Main Mel Zone.

Geological Setting

The claims are situated near the southern margin of the Selwyn Basin, a tectonic element present during Paleozoic time. Sedimentary rocks are dominant and range in age from late Precambrian to Devono-Mississippian. Mafic to intermediate volcanic rocks ranging in age from upper Proterozoic to lower Cambrian are present northeast of the property.

Sedimentary strata are folded along north-south trending axes and are offset by strike slip, normal and thrust faults. Major north-south trending thrusts have easterly directed displacements ranging up to 3,000 metres.

The Mel property is underlain by sedimentary strata which are lower Cambrian to Silurian in age.  Lithologies include carbonates and clastic sediments broadly folded into a north-south trending, overturned syncline (Figure 4.1). The synclinal structure has been modified by a number of north-south trending faults which may exhibit both vertical and lateral displacements.

The stratigraphic unit which hosts the mineralization in the Mel deposit area is a well-defined barite-quartz horizon which disconformably overlies a 150 metre-thick grey cryptograined limestone unit.  A distinctive 30 metre-thick argillite unit overlying the mineralized horizon grades upward into wavy banded limestone, a rock unit which is well represented in the region.

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

Drilling at the Main Mel Zone has outlined an Indicated Resource of 6.78 million tonnes grading 7.10% zinc, 2.03% lead, and 54.69% barite based on 48 holes. The deposit is open down-dip with potential for a significant increase in tonnage. There are higher grade sections within the deposit and some 1 million tonnes grading 6.4% zinc, 1.88% lead, and 56.3% barite that would be amenable for open pit mining.

At the Jeri Zone, unusually strong alteration of the footwall carbonate to zinc-bearing, hydrothermal dolo mite and silicified dolomite has been exposed along the middle fold limb for several kilometres. Similar style zinc mineralization is found on the eastern-most fold limb. Sampling of trenches on the Jeri Zone yielded grades of up to 16.5% zinc over 5 metres. Geological mapping has extended this favourable horizon for 8 kilometres northward where diamond drilling in August, 1995 at the Jeri North Zone resulted in the discovery of zinc mineralization within an extensive chert unit underlying volcanic flows and tuffs that form part of the stratigraphy. Hole No. 95-4 intersected 9.9% zinc over 5.0 metres (4.7 metres true width) within a massive chert unit. Hole No. 95-5, drilled on the same section, intersected 15.6% zinc over 5.1 metres (3.1 metres true width) 70 metres down dip.

In 1996, Cominco drilled 6 holes totalling 1,139 metres on the Jeri North Zone to expand the zone of zinc mineralization intersected in hole Nos. 4 and 5. One of the holes (J96-10) drilled on strike and 200 metres to the south of J-95-4 and J-95-5, intersected two zones of significant sphalerite mineralization. One zone assayed 3.39% Zn over 2.1 metres of core length, the second zone returned 12.38% Zn over 3.0 metres. Holes drilled to test the down-dip and on strike extent of the above mentioned intersections failed to encounter significant zinc mineralization thus limiting the size of the mineralization zone to probably less than 400 metres in length and a down-dip length in the order of 100 metres.

At least five kilometres of the favourable horizon hosting the Jeri Zone and Jeri North Zone of zinc mineralization remains to be tested. Mineralization at the Jeri Zone is hosted by a limestone unit considered to be the equivalent of the cryptograined limestone which occurs at the Main Mel Zone. In the Jeri Zone area, these rocks are locally silicified, dolomitized, and brecciated at, and immediately beneath, the contact with the overlying argillite. The altered and brecciated limestone is mineralized by the zinc minerals smithsonite and sphalerite. Elevated lead values are present but no economically significant lead mineralization has been identified. Barite is present as a gangue mineral in quartz veins but does not appear to be sufficiently abundant to be economically important. The presence of the zinc carbonate mineral smithsonite suggests that zinc mineralization may, in part, be secondary.

During 1985, Sulpetro drilled 10 holes totalling 1,009 metres to test the Jeri Zone. Nine (9) of the 10 holes drilled over a strike length of 550 metres intersected zinc mineralization. Zinc values ranged up to 13.11% zinc over 3.37 metres of core length within a thick zone of silicified and dolomitized limestone. In 1994, eleven trenches were excavated across the Jeri Zone along a 2.5 kilometre segment of the favourable horizon. Zinc values of up to 16.5% zinc over a 5 metre-wide zone were obtained from trench No. 5. The mineralization consisted of disseminated smithsonite and minor sphalerite hosted in silicified and dolomitized limestone. The work conducted to date on the Jeri Zone is not sufficient to allow resource estimates to be made.

At the Mel East Zone, smithsonite mineralization occurs at the contact of cryptograined limestone and wavy banded limestone. Three grab samples taken in 1981 from 3 separate small outcrops averaged 9.6% zinc. Subsequent soil sampling in 1982 revealed a 1,400 metre-long soil geochemical zinc anomaly coincident with the mineralized contact. Soil sampling in 1996 by Cominco confirmed the earlier geochemical results and outlined a north-south trending zinc anomalous zone 1,300 metres long and 150 metres wide that is open to the north, east, and south. The mineralization at the Main Mel Zone, the Jeri Zone and the Mel East Zone is considered to be sedimentary-exhalative in origin. All the mineralization discovered to date occurs at the contact with underlying cryptograined limestone.

In addition to the exhalative type mineralization, there is potential for the discovery of unconformity and karst related zinc mineralization.

Exploration

1993 Exploration Work

Jeri Zone

During 1993, 86 claims were staked to cover the northerly strike extension of the Jeri Zone and a 66 line-kilometre grid was established. Geological mapping traced the favourable contact hosting the Jeri Zone zinc mineralization for a strike-length of over 9 kilometres. Eleven trenches were excavated and exposed zinc mineralization along a 2.5 kilometres section of the Jeri Zone. A link-belt 3400 excavator was used for the trenching. The trenches were mapped in detail and chip samples were taken along the bottom of the trenches. Sample intervals varied in length from 1.5 metres to 5 metres.

Significant zinc values were obtained from sampling in 3 out of the 10 trenches. One of the trenches failed to reach bedrock. The following is a tabulation of results from the best trenches.

Trench No.	Sample Width (m)	Percent Zinc
3	7	5.3
4	5	10.5
5	5	16.5

The trenching program allowed a detailed examination of the massive, locally silicified and dolomitized limestone unit hosting the zinc mineralization and the overlying wavy banded limestone unit.  The mineralized zone occurs in strata equivalent to the cryptograined limestone hosting the Main Mel Zone. Lead and barite are locally anomalous but are not present in economically significant amounts. Most of the zinc mineralization is in the form of smithsonite with only minor sphalerite observed in the mineralized zones exposed by trenching. However, locally significant amounts of sphalerite were intersected in several holes drilled in 1985, suggesting that there is potential for discovery of larger unoxidized zinc deposits at depth.

1994 Exploration Work

Main Mel Zone

In 1994, 6 drill holes totalling 3,122 metres were drilled on the Main Mel Zone. The results of the drilling led to an increase in the mineral resource, calculated by Barytex, to an Indicated Resource of 6,778,000 tonnes grading 7.1% zinc, 2.03% lead and 54.69% barite. Higher grade intersections have been defined within the Main Mel Zone in excess of 12% combined lead-zinc. The highest grade intersection assayed 19.72% zinc over a true thickness of 5.2 metres. The drilling established that the Main Mel Zone is open down-dip with potential to significantly increase the resource tonnage. The drilling was carried out by D.J. Drilling Ltd. based in Watson Lake.

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

Jeri Zone

Soil sampling across the favourable contact between cryptograined limestone and wavy banded limestone along a 2-kilometre segment of the northern extension to the Jeri Zone (Jeri North Zone) was carried out in 1994. Samples were taken at 25 metre intervals along lines spaced at 200 metres.  Anomalous soil geochemical zinc and lead values were returned on most lines sampled. Two zinc and lead geochemical soil anomalies were outlined; one extending from line 132N to 142N and the other from line 150N to 152N. IP geophysical surveys were carried out over lines 135N and 136N centered on one of the zinc-lead soil anomalies. A strong chargeability anomaly was outlined on both lines 135N and 136N, coincident with the zinc-lead anomaly that marks the favourable contact between wavy banded limestone and the underlying cryptograined limestone. The 1994 exploration program was supervised by H. L. King, P. Geo, a Qualified Person, as that term is defined in NI 43-101, employed by Barytex.

1995 Exploration Work

Main Mel Zone

Approximately one kilometre south of the Main Mel Zone, IP surveys were conducted on lines 85N and 86N. The survey resulted in defining a chargeability and resistivity anomaly extending to the north to the anomaly first identified on line 84N in the 1994 survey.

Two diamond drill holes were completed on Section 85N in an attempt to explain the IP anomaly outlined on sections 84N to 86N. Minor graphite was noted in the core along several shear zones which may explain the IP anomaly. However, the targeted contact zone between the wavy banded limestone and the cryptograined limestone was not intersected.

Jeri North Zone

The Jeri North Zone is located 8 kilometres northeast of the Main Mel Zone, on the east limb of a syncline and on the same stratigraphic horizon as the Main Mel Zone. IP surveys were carried out in July 1995 on grid lines 131N to 142N, spaced 100 metres apart. A strong chargeability anomaly and corresponding resistivity low, partially coincident with anomalous zinc geochemical soil values, was outlined over a strike length of 1,100 metres.

A program of diamond drilling was carried out in 1995 to test the coincident IP and geochemical anomaly on the Jeri North Zone. A total of 8 widely-spaced diamond drill holes, totalling 847.6 metres, tested the anomalous zone over a strike length of 2 kilometres.

The drilling intersected a sequence of intermediate volcanic flows and sediments overlain by a relatively thin unit of calcareous shale that forms the base of the extensive wavy banded limestone found throughout the property. A massive chert unit, up to 5 metres thick, was intersected at the base of the volcanic -volcaniclastic sequence. In places the chert rests directly on the basal cryptograined limestone unit but in some sections is separated from the cryptograined limestone by a dolomitic unit. Sphalerite mineralization was encountered mainly within the chert unit with lesser amounts occurring in an overlying ash unit and in an underlying dolomitic unit.

1996 Exploration Work

General

In 1996, Cominco, under an option agreement with Barytex and Breakwater, began exploration work on the Mel property. Work was carried out on the Jeri North Zone, Mel East Zone and in the area immediately south of the Main Mel Zone.

Jeri North Zone

Exploration work included the drilling of 6 diamond drill holes totalling 1,189 metres on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10, drilled 200 metres to the south and along strike of holes J-95-4 and J-95-5 encountered 12.38% zinc over a 3-metre core length. The other 5 holes drilled within this area intersected lower grade mineralization.

Main Mel Zone

One diamond drill hole was drilled 1.5 kilometres south of the Main Mel Zone to test an IP anomaly believed to represent the southern extension of the favourable mineralized horizon hosting the Main Mel Zone. The drill hole did not reach the favourable contact zone.

Mel East Zone

Cominco conducted a soil sampling program on the Mel East Zone to confirm the presence of the large zinc anomaly originally outlined by Sulpetro during a 1983 exploration program. Results indicated a strongly anomalous zinc zone over an area 1,400 metres long by 150 metres wide and open to the north, south, and east. This anomaly is coincident with the favourable contact hosting the zinc showing referred to as the Mel East Zone and represents a significant drill target.

Drilling

Since 1993, Barytex and Cominco have completed 25 BQ diamond drill holes totalling 6,173 metres on the property. The majority of the drilling was conducted on the Main Mel Zone.

In 1994, six holes totalling 3,122 metres were completed on the Main Mel Zone. The core was logged, photographed, and mineralized sections split with one-half of the mineralized section submitted for assay to AAL. All six (6) drill holes intersected the mineralized zone. The results of the deeper drill holes suggest that the zinc-lead-barite zone is increasing in thickness and in strike length.

In August, 1995, eight diamond drill holes were completed on the Jeri North Zone totalling 847.6 metres. The 8 widely-spaced drill holes tested a 2.1 kilometre strike length of the Jeri North Zone. Five (5) of the 8 holes intersected zinc mineralization with 2 of these holes encountering significant zinc values. The best intersection was 5.1 metres of core length that averaged 15.6% zinc.

The drilling on the Jeri North Zone intersected a sequence of intermediate volcanic flows and sediments overlain by a relatively thin unit of calcareous shale that forms the base of the extensive wavy banded limestone unit found throughout the property. A massive chert unit, up to 5 metres thick, is found at the base of the volcanic -volcaniclastic sequence. The chert is locally mineralized with disseminated pyrite and coarse-grained sphale rite. In places the chert rests directly on the basal cryptograined limestone unit but in some sections is separated from the cryptograined limestone by a dolomitic unit.

At the Jeri North Zone, sphalerite mineralization is found mainly within the chert unit with lesser amounts occurring in an overlying ash unit and in an underlying dolomitic unit. Significant zinc mineralization was intersected in Hole No. J-95-4 and J-95-5 drilled on Section 142N. The coarsegrained sphalerite found in Hole J-95-4 occurs within a massive chert unit directly overlying massive, light grey, cryptograined limestone. Assays over a core length of 5.0 metre averaged 9.9% zinc. Hole J-95-5 was drilled to intersect the mineralized zone 70 metres down-dip and encountered sphalerite in coarse-grained masses and in disseminated form within the chert unit and also within volcanic ash and dolomite. Assays from a 5.1 metre interval of mineralized chert assayed 15.6% zinc. If the mineralized ash unit and dolomite is included, a 7.6 metre section has an average grade of 10.9% zinc.

In August, 1995, two diamond drill holes totalling 317 metres were completed to test for the southern extension of the Main Mel Zone. The holes failed to reach the favourable contact between the wavy banded limestone and the cryptograined limestone that marks the mineralized horizon at the Main Mel Zone.

In 1996, exploration work by Cominco included the drilling of six diamond drill holes totalling 1,189 metres on the Jeri North Zone. This program was aimed at further testing the zinc mineralization discovered in 1995. Drill hole J-96-10 drilled 200 metres to the south and along strike of holes J-95-4 and J-95-5, encountered 12.38% zinc over a 3 metre core length. The other 5 holes drilled within this area intersected lower grade zinc mineralization. The drilling to date has defined a zone of significant zinc mineralization over a strike length of about 400 metres and extending to approximately 100 metres down-dip.

During 1996, Cominco completed one diamond drill hole 1.5 kilometres south of the Main Mel Zone to test an induced polarization anomaly interpreted to represent the southern extension of the favourable mineralized horizon hosting the Main Mel Zone. The drill hole failed to intersect the favourable contact zone.

During 1997, Cominco drilled two diamond drill holes to test geophysical targets identified to the south of the Main Mel Zone. Both holes intersected carbonaceous mudstones interpreted to be a source for the geophysical anomalies.

Sampling and Analysis

Soil Sampling

On the Jeri North Zone reconnaissance soil sampling was carried out by Barytex during 1993 on lines spaced 1,000 metres apart from section 166N to 206N. Soil samples were taken at 25 metre intervals along sections of lines that crossed the favourable contact zone. In 1994, grid lines were established at a 100-metre spacing from line 130N to 152N. Soil samples were collected at 25 metre intervals along lines that crossed the favourable contact zone. A total of 59 soil samples were taken.

Reconnaissance soil sampling was also carried out by Barytex in 1994 on strike and to the north of the Main Mel Zone from 114N to 134N. Samples were taken along grid lines spaced 200 metres apart. Sample density varied from 10 metre to 20 metre spacing along the lines. A total of 54 soil samples were collected.

All samples were taken from the “B” soil horizon, placed in kraft paper bags and marked with grid coordinates. A description of the sample medium, sample depth and location was recorded. The samples were shipped by commercial transport to AAL for analysis. A 0.5 gram sample was then analysed by Inductively Coupled Plasma (“ICP”) methods for zinc, lead, copper and barite.

In 1996, Cominco carried out a soil sampling program in the Jeri North Zone area along grid lines from 149N to 224N. The sampling was generally carried out on grid lines spaced 200 metres apart with samples taken at 25 metre intervals where lines crossed the projected trace of the mineralized horizon. At distances greater than 100 metres on either side of the mineralized horizon, samples were spaced at 100 metres. A total of 587 soil samples were collected.

In 1997, Cominco completed soil sampling in three areas on the Mel property. Four grid-based lines of soil sampling were completed south of the Main Mel Zone on lines 87N to 90N. Three (3) lines of soil sampling were completed at the Jeri Zone at 50 metres intervals along lines spaced at 200 metres. A total of 39 samples were collected. In the Mel East Zone area, a single contour line of soil sampling totalling 39 samples was completed to test the southern strike extension of the mineralized horizon.

Core Sampling

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

Subsequent to the independent estimate, six (6) diamond drill holes were drilled by Barytex in 1994 totalling 3,122 metres. A revised resource estimated that included the 6 additional drill holes was made by Barytex in 1994 for the Main Mel Zone. An Indicated Resource was estimated at 6,778,000 tonnes grading 7.10% zinc, 2.03% lead, and 54.69% barite using the “Inverse Distance Squared” technique described above except that individual specific gravities for sphalerite, galena, and barite were used to calculate the specific gravity of each sample interval. The resource estimate by Barytex under the direction of H. Leo King, P. Geo, a Qualified Person, as defined in NI 43-101, has not been independently verified.

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

Exploration and Development

The Company is reviewing its strategy on the Mel property and as part of this review is considering what activities would be included in the next phase of property exploration and evaluation.

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

Claims Status – Barb Property

Claim Name	Grant Number	Expiring Date	NTS Location
BETH 2	YB00654	2012/07/24	105-H-06
BETH 4-14	YB00655-YB00665	2012/07/24	105-H-06
BETH 16-20	YB00667-YB00671	2012/07/24	105-H-06
PAT 29-32	YB51854-YB51857	2012/08/29	105-H-06

The Barb property is located on the eastern arm of Frances Lake, 160 kilometres north of the town of Watson Lake and 310 kilometres northeast of the city of Whitehorse. The Robert Campbell Highway runs 15 kilometres west of the property and provides access to Frances Lake.

Assessment work required to keep the property in good standing is $105 per claim per year in work or cash. Sufficient work has been filed or payments made to keep all claims in good standing to at least July 24, 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Barb property is located on the eastern arm of Frances Lake. The Robert Campbell Highway runs 15 kilometres west of the property and provides access to Frances Lake. Alternative access is via float plane from Watson Lake.

The climate is characterized by cold winters and moderate summers. Precipitation is moderate and winter snow accumulation is in the order of 80 centimetres. Drilling can be carried out in winter as well as in the summer months but is not recommended during the spring break-up.

The surface rights are held by the government and any mining operation would require regulatory approval. There is no electrical power available in the area. Water is available from Francis Lake and streams on the property. There are ample areas suitable for plant sites, tailings storage, and waste disposal areas.

The property is situated within the Campbell Mountains in southeastern Yukon. The terrain is characterized by subdued topography with local elevations ranging from 775 metres at lake level to 1,550 metres on the western slope of Mount Hunt. Vegetation on the property consists of spruce, pine, and balsam with some willow alder, poplar, and tamarak.

History

Lead-zinc-silver mineralization was first discovered in the area and subsequent claims staked in the late 1930s. In 1943, Cominco prospected the area. Datalaska Mines, between 1960 to 1963, conducted a program consisting of hand trenching and sampling on a mineral occurrence known as the Matt Berry Zone, located one kilometre north of the property.

Matt Berry Mines Ltd. ("Matt Berry") was formed in 1965 in order to develop the Matt Berry Zone located adjacent to the property.  Between 1966 and 1970, considerable work was carried out on the Matt Berry Zone including hand trenching, VLF electromagnetic (“EM”) surveying, geochemical surveying, Turam EM surveying and diamond drilling. A total of 31 drill holes (2,728 metres) were drilled on the Matt Berry lead-zinc-silver zone (the "Matt Berry Zone"). In 1970, an additional 2 drill holes totalling 391 metres were completed under an agreement with Metallgesellschaft Canada Ltd. and Canadian Nickel Company Ltd.

In 1972 Nordev Resources optioned the claims and sold a 40% interest to New Joburke Exploration Ltd. In 1974, Cyprus Anvil Mining Corporation held an option on the property and conducted a gravity survey over a portion of the property.

All claims were allowed to lapse and in 1977, Sovereign Metal Corporation, the predecessor of Kobex Minerals Inc. re-staked the ground and carried out a data review and estimated a resource of 588,000 tons grading 6.1% lead, 4.6% zinc and 3 ounces of silver per ton for the Matt Berry Zone.  In 1978, the property was optioned to New Frontier (NPL), who conducted a pulse EM survey. The property subsequently reverted to Sovereign Metals Corporation who conducted a trenching program in 1979. Cominco optioned the property in 1980 and conducted a drill program of 5 widely spaced, diamond drill holes totalling 1,229 metres. The drill program failed to intersect any encouraging mineralization.

During 1981, Cominco conducted a program of geological mapping and soil geochemistry on the present property. Several coincident lead and zinc anomalies underlain by a quartz-augen schist unit were identified. Several copper anomalies, including one that is 400 by 600 metres in size, were also outlined. The copper anomalies were found to be located up-slope from the quartz-augen schist unit and to be underlain by sparsely exposed, metamorphosed mudstone and siltstone strata.

In 1987, Pulse Resources Ltd. carried out 43 line-kilometres of ground magnetic surveys that covered newly discovered mineralization named the Money Zone. Geochemical soil sampling was completed on the same grid and in 1988 a program of induced polarization and detailed geochemistry was carried out over the Money Zone. In 1991, Pulse Resources Ltd. (“Pulse”) conducted a 4-hole diamond drill program totalling 303 metres to test a 450 metre strike-length of the “Money Zone”. The Money Zone area is outlined by a 600 metre-long coincident lead-zinc soil geochemical anomaly with favourable stratigraphy, similar to that found at the Matt Berry Zone located one kilometre to the north.  Moderate to strong IP chargeability features were also defined in the Money Zone area. Results from the Pulse drill program included 1 to 3 metre-long intercepts of semi-massive to massive sulphides in 3 of the 4 holes with minor base metal values. One of the drill holes, PUL91-1, returned a 0.5 metre intercept of base metal mineralization that assayed 5.87% zinc and 1.82% lead. Pulse dropped their option in 1992.

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

Mineralization

The mineralization comprising the Money Zone consists of zinc and lead sulphides in pyritic layers hosted in an extensive quartz-sericite unit of possible volcanic origin. Semi-massive to massive sulphides have been intersected in 3 of 4 diamond drill holes and range in thickness from 1 to 3 metres. Sulphides include semi-massive pyrite, disseminated to banded sphalerite, galena, pyrrhotite and minor chalcopyrite and arsenopyrite. A 0.5 metre interval in one hole assayed 5.87% zinc and 1.82% lead.

Exploration

Geological Mapping

In June, 1995, Barytex carried out geological mapping and prospecting on the property. The mapping was carried out along cut lines spaced 400 metres apart.

The areas covered by the mapping are underlain mainly by dark grey phyllitic rocks that are generally thin bedded and in places are hornfelsed with a well-developed slaty cleavage. Quartz veins, both concordant and discordant, are common. A quartz augen schist unit about 150 metres thick, probably of volcanic origin, was mapped within phyllitic strata on the property.
In general, bedding strikes southeast and dips northeast from 20 degrees to 50 degrees.
Airborne Geophysical Survey

In September, 1998, a “Dighem” airborne geophysical survey was carried out over the Barb property. Dighem is a proprietary airborne geophysical system owned by Geoterrex Dighem, a division of CGG Canada Ltd. The survey was carried out by Geoterrex-Dighem of Mississauga, Ontario. The survey consisted of approximately 172 line-kilometres with flight lines flown in a direction of 60° at a line separation of 200 metres.

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

Several anomalies in the surveyed area which are typical of bedrock conductors were defined as a result of the geophysical survey. A high priority EM anomaly located immediately to the west and parallel to the Money Zone, is coincident with an IP anomaly that has not been tested by drilling. The conductor is at least 600 metres in length.

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

Deep overburden in the area as indicated by the 10-20 metres encountered in the Money Zone drilling along with reported muskeg, swamps and heavy vegetation hinders the exact definition of possible mineralization by geochemical means. The anomalous levels used by Cominco and Strato are different and likely reflect the larger sampled area covered by Cominco.

Drilling

No drilling has been carried out on the property by Barytex. Historical records include drill logs, assay results and sections developed from the diamond drill holes completed by Pulse.

In July, 1991, a 303 metre (4 holes) BQ diamond drill program by Pulse tested 450 metres of strike-length on the Money Zone. This area is underlain by a 600 metre-long, coincident lead-zinc soil geochemical anomaly, favourable stratigraphy and moderate to strong IP chargeability features. Results of the drill program included 1.0 to 3.0 metre-long intercepts of semi-massive to massive sulphides in 3 of the 4 holes drilled. A 0.5 metre intercept of base metal mineralization intersected in hole PUL 91-1, assayed 5.87% zinc and 1.82% lead. The mineralization is hosted within a quartz sericite schist unit that may have significant base metal potential.

Sampling and Analysis

The diamond drill program in 1991 was carried out by Pulse. The drill core was logged and mineralized sections split and sampled. Sample intervals ranged from 0.5 metres to 1.5 metres. Overall core recoveries ranged from 65% to 75%. However, recoveries from the mineralized section in hole no. PUL 91-3 ranged from 8% to 80% and averaged 39%. The low recoveries may have affected the accuracy of the results. The assaying was carried out by TSL Laboratories in Saskatoon, Saskatchewan. It is not known what quality control measures were carried out by the laboratory.

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

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2011 and 2010, respectively, should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein under the heading "Item 17. Financial Statements" below.

Critical accounting policies

Reference should be made to significant accounting policies contained in Note 2 of the December 31, 2011 audited consolidated financial statements of the Company attached hereto.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Legal Proceedings

Not applicable.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of share based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Mineral Properties

Consistent with the Company’s accounting policy disclosed in Note 2 of the December 31, 2011 consolidated financial statements attached hereto, direct costs related to the acquisition of mineral properties held are capitalized on an individual property basis.  It is the Company’s policy to expense any exploration expenditures or associated costs to projects or properties.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.

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

The Company’s audited consolidated financial statements are in Canadian dollars (Cdn$) and are prepared in accordance with IFRS. The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past two years, as the Company has had no income or net sales revenue during such period.

The Company and its subsidiaries’ functional currency is the Canadian dollar.  The majority of the Company’s cash deposits and accounts are in Canadian funds. The value of the Canadian dollar varies under market conditions; the continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position. See “Item 3. Key Information - Risk Factors - Currency Fluctuations”.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company’s accounting policy under IFRS is to defer all direct costs related to the acquisition of mineral properties held or controlled by the Company and to expense all exploration relating to proven and unproven mineral properties as incurred.  When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value. At December 31, 2011 and 2010, the Company had $Nil acquisition costs deferred. At January 1, 2010 the Company had $28,048 acquisition costs deferred.

During the year ended December 31, 2011, 90,755 (nil in 2010) share options were exercised for proceeds to the Company of $60,587 ($Nil in 2010).  No warrants or agents warrants were exercised in the two years ended December 31, 2011.   As at December 31, 2011, the Company had reserved zero common shares (2010-Nil) for issuance upon the exercise of outstanding warrants and 3,924,558 common shares for outstanding options (2010 – 4,016,829).

Cash and cash equivalents at December 31, 2011were approximately $37,200,000.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2011 and 2010 should be read in conjunction with the audited consolidated financial statements of the Company attached hereto and related notes included therein.  See the heading "Item 17. Financial Statements" below.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

For the year ended December 31, 2011, the Company reported a loss for the year of $2,356,348 ($0.05 per share), a decrease of $1,528,520 from the loss of $3,884,868 ($0.08 per share) for the year ended December 31, 2010.  The decrease in the loss in 2011, compared to 2010, can be attributed mainly to a $1,063,029 decrease in share-based compensation offset in part by the impairment of marketable securities of $666,667 in 2011 (2010 - $Nil).  Additional factors are a reduction in exploration costs of $122,786; a drop of $108,199 in consulting expense; a decrease in income tax expense of $309,987, higher interest income of $161,027 and an improved foreign exchange result of $140,363.

The Company’s operating expenses for the year ended December 31, 2011 were $2,187,442, a decrease of $1,555,762 from $3,743,204 in 2010 as a result of the following:

(i)
Share-based compensation was $200,463 (included in salaries and employee benefits) in 2011 as a result of the vesting of 432,500 share options granted in 2011 and the vesting in 2011 of 677,000 share options granted in 2009.  This compared with 749,600 options vesting in 2010 that were granted in 2009 and a further 745,000 granted in 2010 that vested immediately.  Despite a higher number of options vesting in 2011, the expense was lower in 2011 owing to the use of the graded method of determining the share-based compensation under IFRS that attributes a higher portion of the expense to the earlier vesting options.

(ii)	Exploration expenditures decreased by $122,786 in 2011 versus 2010 reflecting a lower level of exploration activity.

(iii)
General and administrative expenses of $1,709,014 for 2011, excluding exploration and share-based compensation, were approximately 18% less than those incurred in the prior year of $2,078,961: a reduction of $369,947. Decreases in the categories of consulting ($108,199), professional fees ($64,741), salaries and employee benefits ($49,242, excluding share-based compensation expense) and travel and accommodation ($9,099) account for the most of the reduction.

In 2011, the Company recorded interest income of $498,899 compared to $337,872 in 2010 as a result of better interest rates earned on the Company’s cash balances in 2011.

The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. as available-for-sale with gains and other than temporary losses arising from changes in fair value included in other comprehensive income until the ultimate sale. However, in 2011 due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares, the Company reallocated $666,667 from accumulated other comprehensive income and recorded an impairment of the value of its marketable securities of $666,667 ($Nil in the fourth quarter of 2010).  As at December 31, 2011, the quoted market value of the shares was $708,333.  To reflect deferred income taxes on the change in fair value of its marketable securities, the Company recorded a deferred income tax expense of $54,596 (2010 - $364,583) with a corresponding increase to accumulated other comprehensive income.

Selected Quarterly Financial Information and Fourth Quarter Discussion

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with IFRS.

	2011				2010
	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	1,072,352	241,540	496,386	546,070	1,541,841	738,441	680,443	924,143
Loss for the year per Common Share – Basic and Diluted	0.02	0.01	0.01	0.01	0.03	0.02	0.01	0.02

For the three months ended December 31, 2011, the Company reported a loss of $1,072,352 ($0.02 per share), a decrease of $469,489 from the loss of $1,541,841 ($0.03 per share) for the three months ended December 31, 2010.  The decrease is a result of the following items:

(i)
In the fourth quarter of 2011, the Company recorded an impairment of the value of its marketable securities of $666,667 ($Nil in the fourth quarter of 2010) due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares.

(ii)
Share-based compensation was $200,463 (included in salaries and employee benefits) in 2011 compared to $1,263,492 in 2010, a reduction of $1,063,029.  The use of the graded method of determining the expense required under IFRS means that earlier vested tranches are allocated a relatively higher portion of the expense. In the fourth quarter of 2009, the Company granted options that vested in three tranches over two years that resulted in share-based compensation expense arising in the fourth quarters of 2011 and 2010.  The assumptions described in Note 7(b) to the audited financial statements for the year ended December 31, 2011 used to calculate the share-based compensation expense, together with the use of the graded method of computation, have a significant impact on the amount of the expense.

In the fourth quarter of 2011, the Company granted 432,500 (2010 – 745,000) options to employees and consultants that vested immediately. In addition, 677,000 (2010 – 749,600) of the 2,270,000 share options granted in 2009 vested in the fourth quarter of 2011 all of which are accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of and the risk-free interest rate.

(iii)	Exploration expense of $30,632 in the current period is $19,098 lower than the comparable quarter in 2010 reflecting a lower level of exploration activity.

(iv)
General and administrative expenses other than exploration and share-based compensation for the fourth quarter of 2011 were $501,485 or $97,574 lower as compared to the fourth quarter in the prior year.  The decrease can be attributed mostly to lower consulting fees and salary expense.

(v)
Interest income for the three month period ended December 31, 2011 was $130,157 compared to $100,334 for the 2010 period.  The increase is a result of slightly improved interest rates earned on the Company’s cash balances.

(vi)
The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until the ultimate sale.  Due to the continuous decline of Blue Sky shares during the year ended December 31, 2011 and subsequent thereto, the Company has recorded an impairment of $666,667 during year ended December 31, 2011 (December 31, 2010 - $Nil).

(vii)
As at December 31, 2011, the quoted market value of the Blue Sky shares was $708,333 (2010 - $2,083,333).  Accordingly, accumulated other comprehensive income includes a charge of $709,113 (2010 - $2,916,667) representing the reduction in fair value of the Company’s investment.  As a consequence, the Company has recorded the deferred income tax effect of $54,596 (2010 - $364,583) arising on the change in fair value of its marketable securities, with a corresponding increase to accumulated other comprehensive income due to tax benefits recognized on previously unrecorded tax loss carry-forwards.

B.	Liquidity and Capital Resources

The Company’s cash position at December 31, 2011 was $37,196,933, a decrease of $1,390,313 from December 31, 2010.  Total assets at December 31, 2011 were $38,327,185, a decrease of $2,767,391 from $41,094,576 at December 31, 2010.  The decrease in the Company’s assets is the direct result of the decrease in fair value of its marketable securities and the lower cash and cash equivalents on hand.

The Company received $60,587 from the exercise of options in 2011 versus $Nil in 2010.  Subsequent to December 31, 2011, 24,581 options were exercised for proceeds of $13,028 to the Company.  As at March 26, 2012, the Company had working capital of approximately $37 million.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advanced-stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.

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

C.	Research and Development, Patents and Licences, Etc.

None.

D.	Trend Information

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

F.	Tabular Disclosure of Contractual Obligations

Except as otherwise disclosed, the Company knows of no other contractual obligations during the period from January 1, 2011 through December 31, 2011.

	Payments Due by Period ($)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Accounts Payable and Accrued Liabilities	204,557	204,557	-	-	-
Operating Lease Obligations	428,656	395,682	32,974	-	-
Total	633,213	600,239	32,974	-	-

G.	Safe Harbour

The Company seeks safe harbour for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT ANDEMPLOYEES.

A.	Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report, are as follows:

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director Age (57)	Former Director and Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer.	Director, President and CEO since September 30, 2009 to present.
ROMAN SHKLANKA British Columbia, Canada Chairman and Director Age (79)	Chairman and Director of Pacific Imperial Mines Inc. Director of Delta Minerals Corporation. Former Chairman and Director of Kobex Resources Ltd. and International Barytex Resources Ltd.	Chairman and Director since September 30, 2009 to present.
MICHAEL ATKINSON (2) British Columbia, Canada Director Age (39)	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June2008.	Director since December, 2008 to present.
JAMES C. O’ROURKE(2) British Columbia, Canada Director Age (72)	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant. Former Director of Kobex Resources Ltd.	Director since September, 2009 to present
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director Age (60)	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	Director since September, 2009 to present

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
GEOFFREY D. BACH British Columbia, Canada Chief Financial Officer Age (73)	Consultant	CFO since November 8, 2011 to present

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service

Alfred L. Hills	-	-	-

Roman Shklanka	Pacific Imperial Mines Inc.	Director& Chairman	Sep/04 to present

Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sypher Resources Ltd.	Director	Jan/10 to present
	Denovo Capital Corp.	Director	Apr/10 to present
	Kircaldy Capital Corp.	Director, President & CFO	Oct/10 to present
	Legend Power Systems Inc.	Director	Nov/10 to present
	Chieftain Metals Inc.	Director	Nov/10 to present

James C. O’Rourke	Copper Mountain Mining Corp	Director& President	Apr/06 to present

	Compliance Energy Corp.	Director &Chairman	2000 to present

	Madison Pacific Properties Inc.	Director& President	May/98 to present
	Beanstalk Capital Inc.	Director, President & CEO	Jul/10 to present

Alexander Davidson	Namakwa Diamonds Ltd.	Director	Dec/07 to present
	MBAC Fertilizer Corp	Director	Jan/10 to present
	Noront Resources Ltd.	Director	Oct/09 to present
	Yamana Gold Inc.	Director	Oct/09 to present
	Capital Drilling Ltd.	Director	May/10 to present
	Chantrell Ventures Corp.	Director	Dec/10 to present
	Hana Mining Ltd.	Director	Dec/10 to present
	Volta Resources Inc.	Director	Mar/11 to present

B.	Compensation

During the fiscal year ended December 31, 2011, the directors and officers of the Company, as a group, had received or charged the Company a total of $752,945, (2010-$770,000) for services rendered by the directors and officers or companies owned by the individuals.

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

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers (defined below) is determined by the Company’s Compensation Committee, a committee of the Company’s Board of Directors. The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, a Named Executive Officer’s compensation is comprised of salary and/or consulting fees and share option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The salaries and/or consulting fees are set on a basis of a review and comparison of compensation paid to executives at similar companies. Share option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the Named Executive Officers.

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

During the year ended December 31, 2011, the Company had two Named Executive Officers: Alfred Hills, Chief Executive Officer and President, and Samuel Yik, the former Chief Financial Officer.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2011 and 2010.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2011 and 2010, and 2009 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Dec- ember 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long- term incentive plans	Pension Value ($)	All other Compen- sation ($)	Total Compen- sation ($)
Alfred Hills President and CEO (1)(2)(3)	2011 2010 2009	225,000 225,000 56,250	Nil Nil Nil	44,048 240,274 93,828	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	269,048 465,274 150,078
Samuel Yik CFO (4)(5)	2011 2010 2009	194,170 195,000 48,750	Nil Nil Nil	13,229 195,856 97,799	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	207,399 390,856 146,549
Roman Shklanka Chairman (6)(7)	2011 2010 2009	150,000 150,000 160,000	Nil Nil Nil	44,048 195,856 107,392	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	194,048 345,856 267,392
Joseph Grosso President and CEO (8)(9)(10)	2011 2010 2009	Nil Nil $187,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $1,211,500	Nil Nil 1,399,000
Geoffrey Bach CFO (11)	2011 2010 2009	Nil	Nil	18,492 Nil Nil	Nil	Nil	Nil	$8,775	27,267 Nil Nil
Michael Clark Acting Chief Financial Officer (12)	2011 2010 2009	Nil Nil 42,068	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 42,068
*Note: On September 30, 2009, the authorized share capital of the Company was altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every 2.4 pre-consolidation common shares.  All share option amounts set out in the footnotes below are on a post-consolidation basis.

(1)	Mr. Hills is also a director but does not receive any compensation in that capacity.
(2)	Mr. Hills was appointed President and CEO as of September 30, 2009.
(3)
Mr. Hills’ option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the three tranches are $0.10, $0.80 and $0.65 in 2011, 2010 and 2009 respectively.  Mr. Hills’ option-based awards during 2010 consisted of 150,000 share options granted November1,2010 at an exercise price of Cdn$0.96 that vested immediately with a fair value of $0.89 per share option.  In 2011, Mr. Hills’ option-based awards consisted of 100,000 share options granted November 8, 2011 at an exercise price of Cdn$0.80 that vested immediately with a fair value of $0.31 per share option.

(4)	Mr. Yik was appointed CFO as of September 30, 2009 and resigned his position on November 8, 2011.
(5)
Mr. Yik’s option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the three tranches are $0.10, $0.80 and $0.65 in 2011, 2010 and 2009 respectively Mr. Yik’s option-based awards during 2010 consisted of 100,000 share options granted November 1, 2010 at an exercise price of Cdn$0.96 that vested immediately with a fair value of $0.89 per share option.

(6)
Dr. Shklanka is the chairman of the Company.  Dr. Shklanka’s compensation was $160,000 in 2009, which included an honorarium of $122,500 for past services with Kobex and Barytex.  Dr. Shklanka is also a director of the Company, but did not receive any compensation in that capacity.

(7)
Dr. Shklanka’s option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the three tranches are $0.10, $0.80 and $0.65 in 2011, 2010 and 2009 respectively. Dr. Shklanka’s option-based awards during 2010 consisted of 100,000 share options granted November 1, 2010 at an exercise price of Cdn.$0.96 that vested immediately with a fair value of $0.89 per share option.  In 2011, Dr. Shklanka’s option-based awards consisted of 100,000 share options granted November 8, 2011 at an exercise price of Cdn.$0.80 that vested immediately with a fair value of $0.31 per share option.

(8)	Mr. Grosso was a director until September 30, 2009, but did not receive any compensation in that capacity.
(9)	During the year 2009, Mr. Grosso’s compensation from the Company was $187,500 for the year. Mr. Grosso resigned as President and CEO as of September 30, 2009.
(10)
Mr. Grosso provided his services on a full-time basis under a contract with private company controlled by Mr. Grosso for an annual fee of $250,000. As a result of the Business Combination, the contract was terminated and $1,211,500 in termination payments was received.

(11)	In 2011, Mr.Bach’s option-based awards consisted of 60,000 share options granted November 8, 2011 at an exercise price of Cdn$0.80 that vested immediately with a fair value of $0.31 per share option.
(12)
Mr. Clark’s total compensation from the Grosso Group during 2009 was $110,000 of which $42,068 was allocated to the Company as part of the Grosso Group fee. Mr. Clark resigned as acting Chief Financial Officer as of September 30, 2009.

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

Incentive Plan Awards

Option-Based Awards

Share option grants are made on the basis of the number of share options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such share options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive share options and the terms of the share options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s stock option plan (the “Stock Option Plan”). The exercise price of the share options granted is determined by the market price at the time of grant. The options are always granted at market price or higher. The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth share options granted by the Company and outstanding during the financial year ended December 31, 2011 to the Named Executive Officers of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Alfred Hills	100,000 150,000 400,000 18,416 4,604 4,604 46,041	0.80 0.96 0.82 1.09 6.73 20.31 25.09	Nov 8, 2016 Nov 1, 2015 Oct 26, 2014 Feb 25, 2014 Feb 5, 2013 Mar 16, 2012 Jul 6, 2011	- - - - - - -	Nil	Nil
Samuel Yik (2)	100,000 400,000 24,581 3,683 920 68,281 11,510	0.96 0.82 0.53 1.09 6.73 2.03 13.36	Feb 6, 2012 Feb 6, 2012 Feb 6, 2012 Feb 6, 2012 Feb 6, 2012 Feb 6, 2012 Feb 6, 2012	- - 1,966 - - - - -	Nil	Nil
Geoffrey Bach	60,000	0.80	Nov 8, 2016	-	Nil	Nil
(1)	The values of unexercised in-the-money options are calculated based on the December 31, 2011 closing price ($0.61) of the Company’s common share on the TSX Venture Exchange.
(2)	Samuel Yik was appointed as Chief Financial Officer on September 30, 2009 and resigned on November 8, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alfred Hills (1)	206,081	Nil	Nil
Samuel Yik (2)	167,973	Nil	Nil
Geoffrey Bach (3)	18,492	Nil	Nil

(1)
Alfred Hills was appointed as President and CEO on September 30, 2009. Mr. Hills was granted 400,000 share options on October 25, 2009 of which 133,333 vested during the year with a value of $13,229.  Mr. Hills was granted 100,000 share options on November 8, 2011all of which vested with a value of $30,809.

(2)
Samuel Yik was appointed as Chief Financial Officer on September 30, 2009 and resigned on November 8, 2011. Mr. Yik was granted 400,000 share options on October 25, 2009 of which 133,333 vested during the year with a value of $13,229.

(3)	Geoffrey Bach was appointed as Chief Financial Officer on November 8, 2011. Mr. Bach was granted 60,000 share options on November 8, 2011 all of which vested during the year with a value of $18,492.

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

4.
Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate triggering events and following due notice to the option holders not less than ten days prior to consummation of the event, all options then outstanding shall become immediately exercisable notwithstanding the original vesting schedule.

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

Pursuant to the terms of the employment agreement with Mr. Alfred Hills, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

Pursuant to the terms of the employment agreement with Dr. Roman Shklanka, in the event the agreement is terminated by the Company within one year of change of control, or if Dr. Shklanka resigns within one year of change of control, Dr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

There are no provisions in the consulting engagement agreement with Mr. Geoffrey Bach with respect to entitlements to severance pay in the event the agreement is terminated by the Company.

Compensation of Directors

The Company does not have a share-based award plan for the directors other than the Stock Option Plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described in the Narrative Description, no directors, who were not NEO’s of the Company were compensated during the financial year ended December 31, 2011for services in their capacity as directors.

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2011, the Company paid to the directors who were not NEO’s of the Company$175,000 (2010 - $200,000).

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2011for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

Option-based awards to the directors are granted pursuant to the terms of the Company’s Stock Option Plan. The options are always granted at market price or above. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of share options upon their appointment.

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Roman Shklanka	13,656 4,604 27,312 4,604 13,812 38,237 400,000 100,000 100,000	3.42 20.31 1.67 6.73 1.09 0.53 0.82 0.96 0.80	Mar 16, 2012 Mar 16, 2012 Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - - - - 3,059 - - -	Nil	Nil
Michael Atkinson	200,000 50,000 35,000	0.82 0.96 0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - -	Nil	Nil
James O’Rourke	13,656 27,312 38,237 200,000 50,000 35,000	3.42 1.67 0.53 0.82 0.96 0.80	Mar 16, 2012 Dec 12, 2012 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - 3,059 -- - -	Nil	Nil
Alex Davidson	200,000 50,000 35,000	0.82 0.96 0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - -	Nil	Nil

(1)	The values of unexercised in-the-money options are calculated based on the December 31, 2011 closing price ($0.61) of the Company’s common shares on the TSX Venture Exchange.

Each of the directors above except for Dr. Roman Shklanka was also paid a fee of $50,000 as a director’s fee during 2011.

There were 105,000 and 200,000 share options granted by the Company during the financial year ended December 31, 2011 and 2010 respectively to the directors who are not a Named Executive Officer of the Company.

There were no exercises of share options during the financial years ended December 31, 2011 and 2010 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, and consequently none were in-the-money.

Incentive Plan Awards Tables

Of the incentive share options held by the non-executive directors, 305,000 and 466,667 options vested during the 2011 and 2010 years respectively.

Employment Agreements

There were no employment or consulting agreements entered into with the Company during the financial year ended December 31, 2009 with directors who are not a Named Executive Officer of the Company.

Other than the Company’s agreements with Dr. Roman Shklanka and Mr. Alfred Hills, there are no agreements with any of the Company’s officers or directors which provide for benefits upon termination of employment.

Option Grants

The following table sets forth information concerning share options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	105,000	24%	$0.80	$0.62	Nov 8, 2016

(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Management Contracts

Alfred Hills

The Company is party to an agreement with Mr. Alfred Hills, effective as of November 9, 2009, pursuant to which Mr. Hills provides executive services as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2011, Mr. Hills was paid $225,000 (2010 - $225,000).

Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

Roman Shklanka

The Company is party to an agreement with Dr. Roman Shklanka, effective as of October 1, 2009, pursuant to which Dr. Shklanka provides executive services as Chairman of the Company. During the fiscal year ended December 31, 2011, Dr. Shklanka was paid $150,000 (2010 - $150,000).

Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Dr. Shklanka resigns within one year of change of control, Dr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

Samuel Yik

The Company is party to an agreement with Mr. Samuel Yik, effective as of November 9, 2009, pursuant to which Mr. Yik provided executive services as Chief Financial Officer of the Company. Mr. Yik resigned his position on November 8, 2011.  During the fiscal year ended December 31, 2010, Mr. Yik was paid $194,170 (2010- $195,000).

Geoffrey Bach

The Company is party to an agreement with Mr. Geoffrey Bach, effective as of November 8, 2011, pursuant to which Mr. Bach provides executive services as Chief Financial Officer of the Company. During the fiscal year ended December 31, 2011, Mr. Bach was paid $8,775 (2010 - $Nil).

Corporate Cease Trade Orders or Bankruptcies

Dr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company is the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required. The financial statements have since been filed and the company obtained are vocation order effective October 12, 2010. Dr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

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

The Company’s Compensation Committee must be comprised of at least two independent directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. Hills, Atkinson and Davidson are members of the Compensation Committee.  The Board of Directors of the Company, after each annual shareholder’s meeting must appoint or re-appoint a compensation committee.

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

Composition and Process

1.	The Compensation Committee will be comprised of a minimum of two directors, both of whom will be independent.

2.
Compensation Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which is encouraged to ensure continuity of experience.

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

7.	Policies regarding the Corporation’s Incentive Stock Option Plan and the granting of share options to Directors, management and employees of the Corporation.
8.	Policies regarding the development and implementation of incentive compensation plans and equity based compensation plans.
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

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 803 of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Mr. James C. O'Rourke, Mr. Michael Atkinson and Mr. Alexander Davidson.   Each Audit Committee member is financially literate.

Terms of Reference for the Audit Committee

General

The Company’s Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. O’Rourke, Davidson, and Atkinson are members of the Audit Committee. The Board of Directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint an audit committee.

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

The Company has 5 full-time employees.  Exploration activities are conducted by consultants, labourers and technicians hired for the duration of the exploration program.

E.	Share Ownership

As of March 26, 2012, the Company had 46,082,413 shares outstanding.  The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options or warrants held by each employee; the exercise price of the particular option or warrant held; the total number of options and warrants held by each employee; the total number of shares held by each employee; and each employee’s percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 26, 2012.

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class(1)
Common Shares	Alfred Hills (2)	690,829	1.48%
Common Shares	Roman Shklanka (3)	2,459,804	6.25%
Common Shares	Michael Atkinson(5)	285,000	0.61%
Common Shares	James C. O’Rourke(6)	487,055	1.05%
Common Shares	Alexander Davidson(7)	285,000	0.61%
Common Shares	Geoffrey Bach(8)	60,000	0.13%

Common Shares	Officers and Directors (as a group, 5 persons)	4,267,688(9)	8.81%
(1)
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options and or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,082,413shares of common share outstanding as of March 26, 2012.

(2)
Includes 13,205 shares held by Mr. Hills and 677,624 options held by Mr. Hills to acquire an additional 677,624 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(3)
Includes 40,950 and 1,716,629 shares held by Dr. Shklanka and Shklanka Holdings Ltd. respectively and 702,225 options held by Dr. Shklanka to acquire an additional 702,225 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(4)	Intentionally omitted note.
(5)
Includes 285,000 options held by Mr. Atkinson to acquire an additional 285,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(6)
Includes 122,850 shares held by Mr. O’Rourke and 364,205 options held by Mr. O’Rourke to acquire an additional 364,205 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(7)
Includes 285,000 options held by Mr. Davidson to acquire an additional 285,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(8)	Includes 60,000 options held by Mr. Bach to acquire 60,000 shares. See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”
(9)
Includes the shares, options, and warrants set forth in footnotes 2 through 8 above.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

Options, Warrants and Other Rights to Acquire Securities

As of March 26, 2012, the Company had granted a number of share options, issued a number of warrants and entered into a number of agreements pursuant to which up to 3,169,997 common shares of the Company may be issued.  The following is a brief summary of these share options and warrants currently outstanding and agreements.

Share Options

The TSX-V requires all TSX-V listed companies to adopt share options plans, and such plans must contain certain provisions.  At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”).  At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004 and at each subsequent meeting of shareholders respectively, the shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of the Company available for issuance.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

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

Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate triggering events and following due notice to the option holders not less than ten days prior to consummation of the event, all options then outstanding shall become immediately exercisable notwithstanding the original vesting schedule.

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

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, share split, reverse share split, share dividend, or otherwise, the Compensation Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Compensation Committee determines to be appropriate and equitable under the circumstances, unless the Compensation Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX-V requires all TSX-V listed companies who have adopted share option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of March 26, 2012, the Company has issued 3,169,997 non-transferable incentive share options to purchase common shares outstanding to the following persons:

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Roman Shklanka	Director	27,312 4,604 13,812 38,237 400,000 100,000 100,000	$1.67 $6.73 $1.09 $0.53 $0.82 $0.96 $0.80	Dec 12, 2012 Feb 5,2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.67 $6.73 $1.09 $0.53 $0.82 $0.96 $0.62

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Leo King	Consultant	27,312 4,604 10,129 38,237 100,000 50,000	$1.67 $6.73 $1.09 $0.53 $0.82 $0.96	Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$1.67 $6.73 $1.09 $0.53 $0.82 $0.96
James O’Rourke	Director	27,312 38,237 200,000 50,000 35,000	$1.67 $0.53 $0.82 $0.96 $0.80	Dec 12, 2012 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.67 $0.53 $0.82 $0.96 $0.62
Geoffrey Bird	Former Director of Kobex Resources Ltd.	27,312 38,237	$1.67 $0.53	Dec 12, 2012 Feb 26, 2014	$1.67 $0.53
Evan Koblanski	Consultant	27,312 20,000	$1.67 $0.96	Dec 12, 2012 Nov 1, 2015	$1.67 $0.96
Steve Bebek	Former Director of Kobex Resources Ltd.	27,312 38,237	$1.67 $0.53	Dec 12, 2012 Feb 26, 2014	$1.67 $0.53
Chelsia Cheam	Employee	8,193 1,381 1,841 60,000 40,000 30,000	$1.67 $6.73 $1.09 $0.82 $0.96 $0.80	Dec 12, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.67 $6.73 $1.09 $0.82 $0.96 $0.62
Theodore Muraro	Consultant	4,604 6,906	$6.73 $1.09	Feb 5, 2013 Feb 25, 2014	$6.73 $1.09
William Pillipow	Former Director of International Barytex Resources Ltd.	4,604 6,906	$6.73 $1.09	Feb 5, 2013 Feb 25, 2014	$6.73 $1.09
Alfred Hills	Officer	4,604 18,416 400,000 150,000 100,000	$6.73 $1.09 $0.82 $0.96 $0.80	Feb 5, 2013 Feb 25, 2014 Oct 26,2014 Nov 1, 2015 Nov 8, 2016	$6.73 $1.09 $0.82 $0.96 $0.62
Mike Davies	Consultant	184	$6.73	Feb 5, 2013	$6.73
Megan Carlson	Employee	1,381 460 920 60,000 40,000 30,000	$12.81 $6.73 $1.09 $0.82 $0.96 $0.80	Nov 8, 2012 Feb 5, 2013 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$12.81 $6.73 $1.09 $0.82 $0.96 $0.62

Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Nicole Forbes	Employee	10,000 7,500	$0.96 $0.80	Nov 1, 2015 Nov 8, 2016	$0.96 $0.62
Ian Marshall	Consultant	8,193 920 30,000 15,000	$1.67 $1.09 $0.82 $0.96	Dec 12, 2012 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015	$1.67 $1.09 $0.82 $0.96
Louis Kabwe	Consultant	460	$1.09	Feb 25, 2014	$1.09
CoMo Investment	Consultant	920	$1.09	Feb 25, 2014	$1.09
Michael Atkinson	Director	200,000 50,000 35,000	$0.82 $0.96 $0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$0.82 $0.96 $0.62
Alex Davidson	Director	200,000 50,000 35,000	$0.82 $0.96 $0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$0.82 $0.96 $0.62
Albert Wu	Consultant	2,731 920	$1.67 $6.73	Dec 12, 2012 Feb 5, 2013	$1.67 $6.73
Anthonie Luteijn	Former Director of International Barytex Resources Ltd.	4,604 6,906 38,237	$6.73 $1.09 $0.53	Feb 5, 2013 Feb 25, 2014 Feb 26, 2014	$6.73 $1.09 $0.53
Geoffrey Bach	Chief Financial Officer	60,000	$0.80	Nov 8, 2016	$0.62
TOTAL		3,169,997

As of March 26, 2012, Officers and directors, as a group (6 persons), held 2,337,534 options to purchase the Company’s common shares.

Warrants and Other Commitments

As of March 26, 2012, there were no non-transferable common share purchase warrants exercisable or outstanding.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTYTRANSACTIONS.

A.	Major Shareholders

To the best of the Company’s knowledge, the following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of March 26, 2012:

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	SHARES AND RIGHTS BENEFICIALLY OWNED OR CONTROLLED (1)	PERCENT OF CLASS (1)
COMMON SHARES	SPROTT ASSET MANAGEMENT INC.(3) AND GLOBAL RESOURCE INVESTMENTS LTD. (2) ROYAL BANK PLAZA, SOUTH TOWER 200 BAY STREET SUITE 2700, PO BOX 27 TORONTO, ONTARIO M5J 2J1	8,594,522	18.6%
COMMON SHARES	SEA WAVE INVEST LIMITED 902B EURO TRADE CENTER 21- 23 DES VOEUX ROAD CENTRAL, HONG KONG	1,031,329	2.2%

NOTES:
(1)
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options or warrants within 60 days from March 26, 2012, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,082,413 common shares outstanding as of March 26, 2012.

(2)	These shares are held collectively by Sprott Asset Management USA Inc. and Global Resource Investments Ltd.

(3)
These shares were previously held by affiliated entities as follows:  (i) by Exploration Capital Partners 2006 Limited Partnership, as the direct beneficial owner of 2,083,333 common shares of the issuer; (ii) by Resource Investment Management Corporation by virtue of its position as general partner of Exploration Capital Partners 2006 Limited Partnership; (iii) by the Rule Family Trust udt 12/17/98 by virtue of its indirect ownership and control of Exploration Capital Partners 2006 Limited Partnership (as owner of 100% of Resource Investment Management Corporation); and (iv) by Arthur Richards Rule by virtue of his positions with Resource Investment Management Corporation and ownership interest in the Rule Family Trust udt 12/17/98.  Mr. Rule is president and a director of RIMC and, with his wife, is co-trustee of the Rule Family Trust udt 12/17/98, which owns 100% of Resource Investment Management Corporation.  The Rule Family Trust announced on February 17, 2011 that it has transferred its insider share position of the Company to Sprott Inc. (“Sprott”) as part of its recent Share Purchase Agreement with Sprott (see note 4 below).

(4)
Mr. Michael Atkinson was nominated by the board to represent the interests of the Rule Family Trust, a previous significant shareholder of the company.  Mr. Atkinson was elected a director at the company’s annual meeting of shareholders on December 9, 2008

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership by major shareholders of the Company’s shares other than disclosed herein.

Shares Held in the United States

As of December 31, 2011, there were 103 registered holders of the Company’s shares with addresses in the United States, with combined holdings of 5,141,940 shares.

Change of Control

As of March 26, 2012, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than as disclosed below, from January 1, 2011through March 26, 2012, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the period the Company paid directors’ fees totalling $175,000 to the three continuing independent directors of the Company and one other independent director of the Company who resigned in July 2011(2010 to four independent directors- $200,000).

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIALINFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and as at January 1, 2010.	F-1 - F-27

Legal Proceedings

There are no legal proceedings as at March 26, 2012.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the Board of Directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

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

The following table lists the volume of trading and high and low sales prices on the TSX-V, for the Company’s common shares for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2011 through February 2012.

TSX Venture Exchange Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31 2011	12,538,100	1.19	0.60
December 31, 2010	14,259,123	$1.08	$0.75
December 31, 2009	8,127,272	$1.17	$0.62
December 31, 2008	11,615,295	$1.15	$0.48
December 31, 2007	16,325,925	$2.88	$0.85

		Sales Price
Quarter Ended	Volume	High	Low
December 31 2011	3,309,200	0.68	0.55
September 30, 2011	2,093,800	0.82	0.60
June 30, 2011	3,161,900	1.00	0.74
March 31, 2011	3,973,200	1.19	0.90
December 31, 2010	2,956,677	$1.04	$0.90
September 30, 2010	3,851,576	$1.08	$0.75
June 30, 2010	2,950,014	$1.00	$0.81
March 31, 2010	4,500,856	$1.07	$0.89

		Sales Price
Month Ended	Volume	High	Low
February 28, 2012	531,200	0.69	0.60
January 31, 2012	530,100	0.69	0.61
December 31, 2011	844,200	0.67	0.60
November 30, 2011	1,617,600	0.66	0.55
October 31, 2011	847,400	0.62	0.60
September 30, 2011	990,900	0.73	0.60

NYSE Amex Equities and Over-the-Counter Bulletin Board Stock Trading Activity

As of July 6, 2005, the Company’s shares commenced trading on the American Stock Exchange (“AMEX”).  Prior to that the Company’s shares traded on the OTC Bulletin Board previously operated by the National Association of Securities Dealers in the United States from October 8, 2002.  Effective October 1, 2008, AMEX changed its name to “NYSE Alternext US” following the NYSE Euronext acquisition of the AMEX, and effective March 18, 2008, the name was changed to “NYSE Amex Equities” ("NYSE Amex").The Company currently trades on the NYSE Amex under the symbol “KXM”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the NYSE Amex for the periods indicated:

		Sales Price (US$)
Year Ended	Volume	High	Low
December 31, 2011	5,563,700	1.23	0.54
December 31, 2010	5,207,646	$1.07	$0.71
December 31, 2009	6,620,044	$1.12	$0.48
December 31, 2008	3,553,263	$1.13	$0.38
December 31, 2007	7,591,289	$3.12	$0.60

		Sales Price (US$)
Quarter Ended	Volume	High	Low
December 31, 2011	570,100	0.69	0.54
September 30, 2011	1,477,100	0.85	0.57
June 30, 2011	894,300	1.03	0.71
March 31, 2011	2,622,200	1.23	0.88
December 31, 2010	1,740,522	$1.05	$0.85
September 30, 2010	880,418	$1.07	$0.71
June 30, 2010	972,261	$0.99	$0.77
March 31, 2010	1,614,445	$1.04	$0.84

		Sales Price (US$)
Month Ended	Volume	High	Low
February 28, 2012	227,100	0.68	0.61
January 31, 2012	188,300	0.69	0.60
December 31, 2011	153,600	0.66	0.56
November 30, 2011	268,100	0.66	0.54
October 31, 2011	148,400	0.69	0.59
September 30, 2011	767,400	0.76	0.57

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Common Shares

A total of 46,057,832 common shares were issued and outstanding as of December 31, 2011 and 46,082,413 common shares were outstanding as at March 26, 2012.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series I.  The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company.  The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares.   As of March 26, 2012 there were no issued or outstanding preferred shares.

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

2.
Effective October 1, 2009, the Company entered into an employment agreement with Dr. Roman Shklanka to provide services as the Company’s chairman.   Under this agreement, Dr. Shklanka receives an annual salary of $150,000, and is also eligible for the Company’s benefit plan and Stock Option Plan. Pursuant to the terms of this employment agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Dr. Shklanka resigns within one year of change of control, Dr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

3.
Effective November 9, 2009, the Company entered into an employment agreement with Mr. Alfred Hills to provide services in the capacity of the Company’s Chief Executive Officer.   Under this agreement, Mr. Hills receives an annual salary of $225,000, and is also eligible for the Company’s benefit plan and Stock Option Plan. Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive share options, but including bonus (averaged up to three years as applicable).

4.
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

5.
Effective December 1, 2009, the Company sub-leased a portion of its office premises at #1700 – 700 West Pender Street to Copper Mountain Mining Corporation.  The term of this sublease agreement expires on January 31, 2013.

D.	Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s Common Stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

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

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment

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

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

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

Dividends

Dividends paid on the common shares of the Company to a non-resident will be subject to withholding tax.  The Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee share options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS, containing such information as Treasury Regulations and/or other IRS guidelines may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially (85% or more) all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S.

Holders require to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

The Company is exposed to market risks.  The Company’s cash and cash equivalents are subject to foreign exchange risk, and the Company’s marketable securities are subject to equity price risk.  The Company uses the Canadian dollar as its reporting currency and has certain cash and cash equivalents denominated in the United States dollar.  The Company has investments in two companies publicly listed on the TSX Venture Exchange.  The following table sets forth the principal components of the balance sheet at December 31, 2011showing the sensitivity to foreign exchange and equity price risks:

	Denominated in		Total Value in	Effect of 10% change in exchange	Effect of 10% change in equity
	Cdn$	US$	Cdn$	rate	price

Cash and cash equivalents	37,156,499	40,434	37,196,933	4,043	-
Receivables and prepaids	418,214	-	418,214	-	-
Accounts payable and accrued liabilities	204,557	1,979	204,557	198
Marketable securities	708,453	-	708,453	-	70,845

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D.

None.

E.	Use of Proceeds

Not Applicable.

ITEM15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Bach, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2011.Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Bach, the Company’s Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Bach, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Atkinson is a financial expert and independent director under Rule 803 of the NYSE Amex and Rule 10A-3 of the United States Exchange Act of 1934, as amended, and serves on the Company’s audit committee.

ITEM 16B.	CODE OFETHICS.

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

Conflict of Interest

When possible, conflicts of interest between personal and professional relationships should be avoided; however, unavoidable conflict of interest will be handled in accordance with the Company’s ethical standards.

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

Only the Audit Committee may amend the Company’s Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES ANDSERVICES.

Audit Fees

For the fiscal year ended December 31, 2011, the Company’s auditor billed approximately $50,800, (2010 - $47,500) for the audit of the Company’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2011, the Company’s current auditor billed $nil (2010 $Nil) while the Company’s previous auditor billed $5,200 (2010 - $7,640), for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal year ended December 31, 2011 the Company’s auditor billed $11,732 (2010 - $25,592) for tax compliance, tax advice and tax planning services.

All Other Fees

For the fiscal years ended December 31, 2011 and 2010, the Company’s auditor billed $Nil and billed $Nil, respectively, for products and services other than the services set out above.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2011.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change of Auditor since the audit of the financial statements for the year ended December 31, 2010.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFTEY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIALSTATEMENTS.

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Independent Auditors’ Report dated March 26, 2012;

Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and as at January 1, 2010;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010;

Consolidated Statements of Changes in Equity for the years ended December 31, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010;

Notes to the Consolidated Financial Statements for the years ended December 31, 2011 and 2010.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles (1)
1.2	Notice of Articles (2)
2.1	Option agreement between IMA Exploration and Western Copper Corporation dated August 15, 2008 (2)
2.2	Arrangement Agreements with International Barytex Resources Ltd. and Kobex Resources Ltd. (3)
2.3	Employment Agreement between the Company and Roman Shklanka (3)
2.4	Employment Agreement between the Company and Alfred Hills (3)
2.5	Consulting Agreement between the Company and Geoffrey Bach
2.6	Office lease agreement with Cadillac Fairview (3)
2.7	Office sub-lease agreement between the Company and Copper Mountain Mining Corporation (3)
2.8	Consulting Agreement with H. Leo King (3)
2.9	Consulting Agreement with Ian E, Marshall (3)
3.1	List of Subsidiaries
3.2	Certification of Alfred Hills Pursuant to Rule 13a-14(a)
3.3	Certification of Geoffrey Bach Pursuant to Rule 13a-14(a)
3.4	Certification of Alfred Hills Pursuant to 18 U.S.C. Section 1350
3.5	Certification of Geoffrey Bach Pursuant to 18 U.S.C. Section 1350

(1)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 2, 2007. File number 01-32558.
(2)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 8, 2009. File number 01-32558
(3)	Previously filed as an exhibit to the company’s annual report on form 20-f filed April 6, 2010. File number 01-32558

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOBEX MINERALS INC.

Dated:	March 26, 2012	/s/ Alfred Hills
Alfred Hills
President, Chief Executive Officer, and Director

97

KOBEX MINERALS INC.

Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010 and as at January 1, 2010

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, KPMG LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report folllows.

“ AlfredHills”	“ Geoffrey Bach”

AlfredHills	Geoffrey Bach
President	Chief Financial Officer

March 26, 2012

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kobex Minerals Inc.

We have audited the accompanying consolidated financial statements of Kobex Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internalcontrol as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An  audit  involves  performing  procedures  to  obtain  audit  evidence  about  the  amounts  and  disclosures  in  the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kobex Minerals Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

March 26, 2012
Vancouver, Canada

KOBEX MINERALS INC.

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31 2011	December 31 2010 Note 15	January 1 2010 Note 15

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$37,196,933	$38,587,246	$40,676,054
Marketable securities	3	708,453	2,084,233	5,000,900
Receivables and prepaids	4	418,214	415,742	554,719
		38,323,600	41,087,221	46,231,673

LEASEHOLD IMPROVEMENTS	5	3,585	7,355	-
MINERAL PROPERTY INTEREST	6	-	-	28,048

Total assets		$38,327,185	$41,094,576	$46,259,721

LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$204,557	$222,133	$213,818

SHAREHOLDERS' EQUITY

Share Capital	7	81,420,138	81,325,651	81,325,651
Contributed Surplus		9,880,240	9,713,677	8,450,185
Accumulated Other Comprehensive Income		(1,680)	652,837	3,204,921
Deficit		(53,176,070)	(50,819,722)	(46,934,854)
		38,122,628	40,872,443	46,045,903

Nature of operations	1
Commitments	13
Contingencies	14
Events subsequent to the reporting date	16
		$38,327,185	$41,094,576	$46,259,721

These consolidated financial statements were approved by the Board of Directors on March 26, 2012 and were signed on its behalf by:

"Jim O'Rourke"

"Alfred Hills"

The notes to the consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

	Note	2011	2010 Note 15

EXPENSES
Consulting		$119,831	$228,030
Corporate development and investor relations		8,487	32,112
Amortization		3,770	3,678
Exploration	6	277,965	400,751
Office and sundry		189,241	306,542
Professional fees		113,972	178,713
Rent, parking and storage		240,746	235,355
Salaries and employee benefits		1,160,103	2,272,374
Transfer agent and regulatory fees		60,262	63,485
Travel and accommodation		13,065	22,164
		2,187,442	3,743,204
LOSS BEFORE UNDERNOTED ITEMS		(2,187,442)	(3,743,204)

OTHER INCOME (EXPENSE)
Foreign exchange income (loss)		53,458	(86,905)
Interest income		498,899	337,872
Impairment of marketable securities	3	(666,667)	-
Write-off of mineral property interest	6	-	(28,048)
		(114,310)	222,919
LOSS BEFORE INCOME TAX		(2,301,752)	(3,520,285)

INCOME TAX EXPENSE	11	(54,596)	(364,583)

LOSS FOR THE YEAR		$(2,356,348)	$(3,884,868)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of available-for-sale marketable securities	3	(1,375,000)	(2,916,667)
Net change in fair value of available-for-sale financial assets
reclassified to profit or loss	3	666,667	-
Income tax on change in fair value of available-for-sale securities	11	54,596	364,583
		(653,737)	(2,552,084)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		$(3,010,085)	$(6,436,952)

Basic and diluted loss per share		$(0.05)	$(0.08)
Weighted average number of shares outstanding		46,043,122	45,967,077

The notes to the consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.

Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010
For the year ended December 31, 2010	Notes	Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

Balance - January 1, 2010	15	$46,045,903	$81,325,651	$8,450,185	$3,204,921	$(46,934,854)
Loss for the year		(3,884,868)	-	-	-	(3,884,868)
Change in fair value of available-for-sale marketable securities	3	(2,916,667)			(2,916,667)
Income tax effect of unrealized gains on available-for-sale securities	11	364,583	-	-	364,583	-
Share-based compensation expense	7	1,263,492	-	1,263,492	-	-
Balance - December 31, 2010		$40,872,443	$81,325,651	$9,713,677	$652,837	$(50,819,722)

For the year ended December 31, 2011		Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

Balance - December 31, 2010		$40,872,443	$81,325,651	$9,713,677	$652,837	$(50,819,722)
Loss for the year		(2,356,348)	-	-	-	(2,356,348)
Change in fair value of available-for-sale marketable securities	3	(709,113)			(709,113)
Income tax effect of unrealized losses on available-for-sale securities	11	54,596			54,596
Share-based compensation expense	7	200,463	-	200,463	-	-
Proceeds from the exercise of 90,755 share options	7	60,587	60,587	-	-	-
Contributed surplus reallocated to share capital upon the exercise of 90,755 share options			33,900	(33,900)
Balance December 31, 2011		$38,122,628	$81,420,138	$9,880,240	$(1,680)	$(53,176,070)

The notes to the consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

	Note		2011		2010

CASH PROVIDED FROM (USED FOR)

Cash flows from operating activities
Loss for the year	$		(2,356,348	) $	(3,884,868)
Adjustments for items not affecting cash
Share-based compensation		7	200,463		1,263,492
Amortization			3,770		3,678
Income tax expense		11	54,596		364,583
Write off of mineral property interest		6	-		28,048
Impairment of marketable securities		3	666,667		-
Changes in:
Receivables and prepaids			(2,472)		138,977
Accounts payable and accrued liabilities			(17,576)		8,315
			(1,450,900)		(2,077,775)
Cash flows from investing activities
Expenditures on leasehold improvements		5	-		(11,033)
			-		(11,033)
Cash flows from financing activities
Exercise of share options		7	60,587		-
			60,587		-

DECREASE IN CASH AND CASH EQUIVALENTS			(1,390,313)		(2,088,808)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR			38,587,246		40,676,054

CASH AND CASH EQUIVALENTS - END OF YEAR			$37,196,933		$38,587,246

The notes to the consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

1.	NATURE OF OPERATIONS

Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) is a public company listed on the TSX Venture Exchange in Canada and the NYSE-Amex Exchange in the United States.  The Company is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

On September 30, 2009, IMA Exploration Inc. (“IMA”) acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”).  The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) share options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX share options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name was changed to Kobex Minerals Inc.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.   These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied.

The same accounting policies have been consistently applied in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if the policies had always been in effect. Note 15 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles to IFRS on our reported financial position, equity, comprehensive loss and cash flows, for year ended December 31, 2010 and as at December 31, 2010 and January 1, 2010. IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010. IFRS does provide for certain exemptions to this requirement, and exemptions applied by the Company are disclosed in Note 15.

In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Certain comparative figures have been reclassified to conform to the current period's presentation.

Basis of measurement

These financial statements have been prepared on the historic cost basis except for marketable securities; the recognition and measurement of which is described in this Note 3 below.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements. Significant areas requiring the use of management estimates relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral property interests. Actual results may differ from these estimates.

Functional and Foreign Currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company and all its subsidiaries functional currency. All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other that the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances and any unrealized income and expenses arising on inter-company transactions are eliminated in preparing these consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market investments and guaranteed investment certificates (GICs)  which are fully cashable with interest within 90 days of being acquired.

Marketable Securities

Marketable securities comprise investments with quoted values on a public stock exchange and are carried at their fair values measured using market prices at the reporting date.

Mineral Properties

Except for direct costs related to the acquisition of exploration stage resource property interests, all exploration and evaluation expenditures including those incurred prior to an exploration license being obtained are charge to profit or loss as they are incurred until a property reaches the development stage.

The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

The Company’s tangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the capitalized costs are written-off, or if its fair value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the present value of management’s best estimate. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

When the liability is initially recorded, the Company capitalizes the cost by increasing the fair value amount of the related long-life assets. Over time, the liability is accreted to its present value each period and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2011 and 2010 and January 1, 2010, the Company does not have any asset retirement obligations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Potential deferred income tax assets are not recognized to the extent that they are not considered probable to be realized.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

Loss Per Share

Loss per share is calculated by dividing the loss for the year attributable to the common shareholders by the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

Leasehold Improvements

Leasehold improvements are recorded at cost and are amortized over their estimated useful life.

Asset	Basis	Rate
Leasehold Improvements	Straight-line	Lesser of estimated useful life and term of lease

The Company conducts an annual assessment of the residual balances and useful life being used for leasehold improvements and any changes arising from the assessment are applied by the Company prospectively.

Share-based Compensation

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with the corresponding increase in contributed surplus, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is re-allocated to share capital.

Financial Instruments - Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets classified as held to maturity, loans and receivables and other liabilities are measured initially at fair value and the subsequently at amortized cost. Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income (loss). Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in profit or loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has classified its financial instruments as follows:
i)	Cash and cash equivalents are classified as loans and receivables.
ii)
Marketable securities are classified as either “Available-for-sale” or “Held-for-trading”. “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income. The fair value of marketable securities is obtained by reference to the closing quoted market price on the financial position dates.

iii)	Receivables and deposits are classified as “Loans and Receivables”.
iv)	Accounts payable, accrued liabilities and termination benefits are classified as “Financial Liabilities” and are carried at their amortized cost.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

New Pronouncements – not yet in effect

The following new reporting standards issued by the IASB are not yet effective and have not been applied in preparing these financial statements:

(i)
IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Company does not expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)	In May 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities, including interests in subsidiaries, widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard requires disclosures that enable users to evaluate the nature of, and the risks associated with an entity’s interest in other entities and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(iii)
In May 2011, the IASB published IFRS 13 Fair Value Measurement that replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a material impact on its financial statements.

(iv)
In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

(v)
In October 2011, the IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is effective for annual periods beginning on or after January 1, 2013,

The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

●	It is probable that future economic benefits will flow to the entity;
●	The entity can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the interpretation to have a material impact on its financial statements.

3.	MARKETABLE SECURITIES

	January 1 Fair value	Adjustment to Fair Value			December 31 Fair Value
For the year ended December 31, 2011

Available-for-sale investments
Venturi Ventures Inc. (formerly known as Urodynamix Technologies Ltd.)	$900		$(780)	$	$120
Blue Sky Uranium Corp.	2,083,333		(1,375,000)		708,333
Total marketable securities	$2,084,233		$(1,375,780)	$	$708,453

For the year ended December 31, 2010

Available-for-sale investments
Venturi Ventures Inc. (formerly known as Urodynamix Technologies Ltd.)	$900	$		$	$900
Blue Sky Uranium Corp.	5,000,000		(2,916,667)		2,083,333
Total marketable securities	$5,000,900		$(2,916,667)	$	$2,084,233

As at December 31, 2011, the quoted market value of its investment in Blue Sky Uranium Corp. common shares was $708,333 (December 31, 2010 $2,083,333; January 1, 2010 $5,000,000). As a result of the decline in value on marketable securities in 2011, the Company recorded a deferred income tax expense of $54,596 (December 31, 2010 $364,583) with a corresponding increase in 2011 and 2010 to accumulated other comprehensive income due to tax benefits recognized on previously unrecorded tax loss carry-forwards.

Additionally, as at September 30, 2009, date when the Company started accounting its investments as available-for-sale securities, the fair value per share of Blue Sky Uranium Corp. was $0.165 per share or $1,375,000 in aggregate; however as at December 31, 2011 the fair value is $0.085 per share. Due to the continuous decline on Blue Sky Uranium Corp. shares during the year ended December 31, 2011 and subsequent thereto, the Company has recorded an impairment of $666,667 during year ended December 31, 2011.

Similarly, as at December 31, 2011, the quoted market value of its investment in Venturi Ventures Inc. common shares was $120 ($900 at December 31, 2010 and January 1, 2010).

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

4.	RECEIVABLES AND PREPAIDS

The table below summarizes the receivables and prepaids.

	December 31 2011	December 31 2010	January 1 2010

Accrued interest on cash and cash equivalents	$286,790	$265,653	$235,235
Deposit	50,000	50,000	50,000
Other receivables	15,318	20,633	67
Prepaids	352,108	336,286	285,302
	66,106	79,456	269,417
	$418,214	$415,742	$554,719

5.	LEASEHOLD IMPROVEMENTS

	Cost	Accumulated Amortization	Net Book Value
December 31, 2011
Leasehold Improvements	$11,033	$(7,448)	$3,585

December 31, 2010
Leasehold Improvements	$11,033	$(3,678)	$7,355

January 1, 2010
Leasehold Improvements	$-	$-	$-

6.	MINERAL PROPERTY INTEREST

The table below summarizes the acquisition costs and exploration expenditures.

	December 31 2011	December 31 2010

General exploration	$283,915	$427,351
Mineral income tax credit	(5,950)	(46,957)
Hushamu property	-	20,357
	$277,965	$400,751

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory, approximately 80 kilometres east-north-east of the town of Watson Lake.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd. The Mel Property consists of 257 mineral claims with the main targets being zinc, lead and barite.

(b)	Barb Property:

This wholly-owned property consists of 21 mineral claims situated in the Watson Lake Mining District, Yukon Territory, approximately 100 kilometres north of the town of Watson Lake, with the main targets being zinc, lead and silver.

(c)	Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to explore and develop the Hushamu Property located on northern Vancouver Island, British Columbia.   The Company had the right to acquire up to a 70% interest in the porphyry style copper-molybdenum-gold deposit.

The Company completed an "order of magnitude" engineering study based on the known resources in the Hushamu deposit to evaluate the project's economic potential and then terminated its agreement with Western Copper on July 2, 2010.

The table below summarizes the cumulative mineral property acquisition costs and exploration expenditures:

Hushamu Property
Acquisition costs:	December 31 2011	December 31 2010

Balance, beginning of year	$-	$28,048
Acquisition costs	-	-
Write off of property interest	-	(28,048)
Balance, end of year	$-	$-

Exploration expenditures:
Balance, beginning of year	$2,041,018	$2,020,661

Salaries and contractors		10,638
Imagery and base maps	-	123
Office	-	13,818
Assays	-	5,171
Transportation	-	(9,393)
	-	20,357
Balance, end of year	$2,041,018	$2,041,018

Mineral income tax credit	$(361,079)	$(355,129)
Total	$1,679,939	$1,685,889

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

7.	SHARE CAPITAL

Authorized	-	unlimited common shares without par value
	-	100,000,000 preferred shares without par value

Issued - common shares	December 31, 2011		December 31, 2010
	Number	Amount	Number	Amount

Balance, beginning of year	45,967,077	$81,325,651	45,967,077	$81,325,651
Share options exercised during the year	90,755	60,587	-	-
Contributed surplus reallocated to share capital upon exercise of 90,755 share options	-	33,900	-	-
Balance, end of year	46,057,832	$81,420,138	45,967,077	$81,325,651

(a)	Share options and share-based compensation

The Company established a stock option plan (the “Plan”) effective on June 2, 2003 that shall terminate on June 2, 2013 after which no more options shall be granted under the Plan. The maximum number of common shares which can be reserved for issuance under the Plan is 10% of the prevailing issued and outstanding shares of the Company. The share options granted are subject to a four-month hold period and exercisable for a period of five years.

During the year ended December 31, 2011, the Company granted share options to directors, employees and consultants to acquire 432,500 common shares of the Company that vested immediately (2010: 745,000).  A further 677,000 share options vested in 2011 which related to the grant in 2009 of 2,270,000 common shares of the Company that vested in three equal tranches over two years.

For the year ended December 31, 2011, the Company incurred a share-based compensation expense of $200,463 with a corresponding increase in contributed surplus (2010 $1,263,492). The Company determined the fair value of share options on the date of vesting using the Black-Scholes option pricing model with the following average assumptions:

Options granted in 2010
Weighted average fair value of options granted during the period	$0.67
Risk free interest rate	2.00%
Volatility	110.40%
Expected life of options	5 years
Dividend rate	0%

Options granted in 2011
Weighted average fair value of options granted during the period	$0.31
Risk free interest rate	1.44%
Volatility	64.45%
Expected life of options	5 years
Dividend rate	0%

Option pricing models require the use of estimates and assumptions including the expected volatility.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

A summary of the changes in the number of share options outstanding and are as follows:

	December 31, 2010		December 31, 2010
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price

Balance, beginning of year	4,016,829	$1.54	4,187,925	$2.70
Granted	432,500	$0.80	745,000	$0.96
Exercised	(90,755)	$0.67	-	$-
Cancelled	(256,600)	$0.85	(169,617)	$3.46
Expired	(177,416)	$8.40	(746,479)	$7.00
Outstanding, end of year	3,924,558	$1.22	4,016,829	$1.54

Exercisable, end of year	3,924,558	$1.22	3,267,729	$1.71

The weighted average live of the options outstanding at December 31, 2011 is 2.53 years.

The number of share options exercisable and "in the money" at December 3, 2011 is 254,003

As at December 31, 2011, the following share options were outstanding.

Number of Options Granted	Number of Options Vested	Exercise Price per share	Expiry date	Note
11,510	11,510	$13.36	February 8, 2012
68,281	68,281	$2.03	February 8, 2012
920	920	$6.73	February 8, 2012
3,683	3,683	$1.09	February 8, 2012
400,000	400,000	$0.82	February 8, 2012
100,000	100,000	$0.96	February 8, 2012
	584,394			16

24,581	24,581	$0.53	February 8, 2012	16

111,978	111,978	$3.42	March 16, 2012
33,608	33,608	$20.31	March 16, 2012
	145,586			16

1,381	1,381	$12.81	November 8, 2012
182,989	182,989	$1.67	December 21, 2012
30,569	30,569	$6.73	February 5, 2013
68,136	68,136	$1.09	February 25, 2014
229,422	229,422	$0.53	February 26, 2014
1,650,000	1,650,000	$0.82	February 26, 2014
575,000	575,000	$0.96	November 1, 2015
432,500	432,500	$0.80	November 8, 2016
3,924,558	3,924,558

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

(b)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding and the changes for the years ending on those dates are as follows:

	December 31, 2011	December 31, 2010
	$	$
Balance, beginning of year	-	1,242,264
Expired	-	(1,242,264)

Balance, end of year	-	-

8.	KEY MANAGEMENT PERSONNEL COMPENSATION

Remuneration received by key management personnel included in salaries and employee benefits expense, in the aggregate, was:

	2011	2010
(i) short-term employee benefits	$577,945	$570,000
(ii) share-based payment.	$101,325	$631,986

9.	CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet these objectives, the Company will ensure it has sufficient cash resources and financial flexibility to pursue future acquisition, exploration and development of mineral properties, and fund potential business acquisitions.

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

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2011.

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

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

The Company has not hedged its exposure to currency fluctuations. The Company is exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	Deccember 31, 2011	December 31, 2010	January 1, 2010
	US$	US$	US$	Argentina $

Cash	$40,434	$2,100,545	$2,168,732	$12,863
Accounts payable and accrued liabilities	(1,979)	(5,073)	(5,510)	-
	$38,455	$2,095,472	$2,163,222	$12,863

Based on the net exposures as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $3,845 loss or gain in the Company’s profit or loss.

Credit Risk: Credit risk is the risk of an unexpected loss should a third party to a financial instrument fail to meet its contractual obligations. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The carrying amount of financial assets represents the maximum credit exposure that is as follows:

	December 31 2011	December 31 2010	January 1 2011

Cash and cash equivalents	$37,196,933	$38,857,246	$40,676,054
Receivables and deposit	352,108	336,286	285,302
	$37,549,041	$39,193,532	$40,961,356

As at December 31, 2011, the Company had a concentration of credit risk in respect amounts held by a subsidiary of one Canadian chartered bank in the amount of approximately $35,600,000.

Market Risk: The Company is exposed to fluctuations in world metal markets prices and to fluctuation in equity prices. Metal markets price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its mineral property interest and marketable securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results. The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at December 31, 2011 will provide sufficient financial resources to carry out its operations through the 2012 financial year and also to allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates.  Changes in interest rates impact the Company primarily on its cash and cash equivalents by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy for determining how much of the Company’s exposure should be to fixed or variable rates.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using quoted market values at the statement of financial position date.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets	$	$	$	$
Marketable securities	708,453	-	-	708,453

As at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets	$	$	$	$
Marketable securities	2,084,233	-	-	2,084,233

As at January 1, 2010:

	Level 1	Level 2	Level 3	Total
Assets	$	$	$	$
Marketable securities	5,000,900	-	-	5,000,900

Level 1 –Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

11.	INCOME TAXES

The recovery of income taxes shown in the consolidated statements of comprehensive income (loss) differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes at December 31, 2011 and 2010 due to the following:

	2011	2010
Statutory tax rate	26.50%	28.50%

Loss before income tax	$(2,301,752)	$(3,520,285)

Expected tax provision	(609,964)	(1,003,281)
Change in tax rates	(141,812)	87,907
BC Mineral taxes	-	13,383
Non-deductible differences	241,276	612,515
Loss expiry and acquired tax positions	1,104,843	69,554
Benefits of losses not recognized	(580,646)	302,208
Other	40,899	282,298
	$54,596	$364,583

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Loss carryforwards	$5,027,076	$5,885,868
Property, plant & equipment	63,672	77,797
Resource deductions	824,806	660,901
Other	221,026	87,452
	$6,136,580	$6,712,018

The Company has Canadian non-capital loss carry-forwards of $20,108,303 for income tax purposes (December 31, 2010 $23,234,156; January 1, 2010 $23,234,156) that are available for offset against future taxable income. These losses expire between 2013 and 2031. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits therefrom.

12.	SEGMENTED INFORMATION

The Company has determined that it has one reportable segment. The Company's operations are substantially all related to mineral exploration and development activities and, accordingly, has no reportable segmented revenues or operating results.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

13.	COMMITMENTS

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s rental obligations at December 31, 2011 are as follows:

2012	$395,682
2013	32,974
$428,656

The Company has entered into agreements to sub-lease a portion of its office premises for terms expiring January 30, 2013 for $14,400 per month, for totals of $173,000 in 2012 and $14,400 in 2013, in which the sub-tenants are responsible for proportionate shares of rents, real estate taxes, operating costs and utilities.

14.	CONTINGENCIES

(a)	Insurance

The Company does not have full insurance coverage for its facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company’s property or relating to the Company’s activities. Until the Company obtains unlimited insurance coverage, there is a risk that uninsured or under-insured loss or damages could have a material adverse effect on the Company’s activities and financial position.

(b)	Litigation

The Company is not involved in significant claims and legal proceedings.

(c)	Environmental

The Company routinely assesses and evaluates its obligations in response to new and changing environmental legislation. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant liabilities or contingencies which could have a material adverse effect on the operating results and financial position of the Company.

(d)	Taxation contingencies

Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during four subsequent calendar years; however, under certain circumstances a tax year may remain open longer.

Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable tax legislation, official pronouncements and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

15.	TRANSITION TO IFRS

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this Note.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s ”Transition Date”).

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

FIRST TIME ADOPTION OF IFRS

The Company adopted IFRS effective on the Transition Date. Under IFRS 1 First Time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions.

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities.  A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the Transition Date.  The Company has elected this exemption and will apply IFRS 2 to only unvested share options as at the Transition Date.

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the Transition Date avoiding the requirement to restate prior business combinations.  The Company has elected to apply IFRS 3 only to business combinations that occur on or after January 1, 2010.

Canadian GAAP reconciliation to IFRS

January 1, 2010	Canadian GAAP	Adjustments				IFRS

Shareholders' equity	$81,325,651	$				$81,325,651
Share Capital
Contributed Surplus	8,333,185		117,000	(b)		8,450,185
Accumulated Other Comprehansive Income	4,026,983		(822,062)	(a)		3,204,921
Deficit	(47,639,916)		705,062	(a)	(b)	(46,934,854)
	$46,045,903		$-			$46,045,903

December 31, 2010	Canadian GAAP	Adjustments				IFRS
Shareholders' equity
Share Capital	$81,325,651	$				$81,325,651
Contributed Surplus	9,450,177		263,500	(b)		9,713,677
Accumulated Other Comprehansive Income	1,474,899		(822,062)	(a)		652,837
Deficit	(51,378,284)		558,562	(a)	(b)	(50,819,722)
	$40,872,443		$-			$40,872,443

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2011 and 2010

Total comprehensive income (loss)	Year ended December 31, 2010
Total comprehensive income (loss) for the year per Canadian GAAP	$(6,290,452)

Share-based compensation expense adjustment (see (b) below)	(146,500)
$(6,436,952)

(a)	Equity investments to available-for-sale securities

Under Canadian GAAP, when an investor ceases to be able to exercise significant influence, cost is deemed to be the carrying value of the investment at that time. As an available for sale investment, the investment was subsequently measured at fair value; the difference between the carrying value and the fair value at the transfer date was recorded for in other comprehensive income.

IAS 28, similar to Canadian GAAP, requires the Company to measure the investment the investor retains at fair value on the date the Company loss significant influence. However, the investor should recognize in profit or loss any difference between:

•	the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and

•	the carrying amount of the investment at the date when significant influence is lost

As a result, under IFRS, on the loss of significant influence in respect of the Company’s investment in Blue Sky Uranium Corp. on September 30, 2009, under IFRS the Company has recorded a decrease to deficit and Accumulated Other Comprehensive Income of $929,580 ($822,062, net of income tax effect) as at each of January 1, 2010 and December 31, 2010.

(b)	Share-based compensation

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at their fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. The fair value of the options granted is measured on the date of grant. Forfeitures are recognized as they occur.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant to recognize such expense over the vesting period of the options. However, all option grants are amortized using a graded amortization schedule. In addition, each vesting tranche is valued with unique assumptions, as if it were a separate grant. Accordingly adjustments have been recorded on adoption of IFRS as at January 1, 2011, December, 31, 2010 and for the year ended December 31, 2010.

16.	EVENTS SUBSEQUENT TO THE REPORTING DATE

(a)
On February 6, 2012, 24,581 share options with an exercise price of $0.53 were exercised for proceeds of $13,028 and on February 8, 2012, 584,394 share options with exercise prices ranging from $0.82 to $13.36 (Note 7) expired without exercise.

(b)	On March 16, 2012, 145,586 share options expired without exercise.