Form 20-F/A
KOBEX MINERALS INC.
filed 2013-01-08
CIK 1102706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

i

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

ii

iii

EXPLANATORY NOTE

Kobex Minerals Inc. (“we”, “our”, “us”, “the Company” and “Kobex”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2012, in response to comments received from the SEC. We are filing this Amendment to revise Item 3 Key Information, Item 4 Information on the Company, Item 17 Financial Statements, Item 18 Financial Statements and the Certifications. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing.

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

•           It is probable that future economic benefits will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured reliably.

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

The Company’s officers and directors have had limited personal visits to the Company’s properties.

Mr. Hills, the Company’s Chief Executive Officer and a Director visited the Company’s Mel property claims in May 2012. No current director or officer of the Company has visited the Company’s Barb property claims which are in an earlier stage of exploration than the Mel property.  The Barb property was acquired and explored by a predecessor company prior to the amalgamation with the Company and was visited by officers of the predecessor entity.

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

Mineral Properties - Canada

Mel Property

Property Description and Location
The Mel property consists of 257 mineral claims covering 5,380 hectares situated in the Watson Lake Mining District of the Yukon Territory. The property is located approximately 80 kilometres east-northeast of the town of Watson Lake (Figure 4.0). A list of the claims and information regarding the claims is shown in Table 4.1.

Table 4.1 Claim Status Mel Property

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

YUKON
TERRITORY
NORTHWE
KILOMETRES
MILES
WHITEHORSE
MEL Property
PELLY MOUNTAINS
CASSIAR MOUNTAINS
ST. ELIAS MOUNTAINS
SKEENA MOUNTAINS
BRITISH COLUMBIA
JUNEAU
YUKON STANDARD TIME
N

LOCATION MAP

Watson Lake Mining District, Yukon

INDEX MAP

Area Covered

Yukon and Northern B.C.

ALASKA
PACIFIC OCEAN
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
3

Distances from Mel Property

Watson Lake	80 km (Air)
Alaska Hwy	50 km (Winter Rd.)
Fort Nelson	507 km - Railhead
Skagway	666 km - Tidewater

MEL PROPERTY LOCATION & ACCESS		
DRAWN BY H L King	NTS 95D/6	FIGURE
DATE Dec. 7, 2012	PROJECT NO.	4.0

LEGEND
D Dolomite
ALST Argillaceous limestone
MLST Massive limestone
S Sediments
MH Mineralized horizon
Fault
Claim boundary
N
127° 25'
60° 28'
60° 20'
127° 15'
S
MLST
JERI NORTH
MEL EAST
B
ALST
D
MH
JERI
MAIN MEL
A
A
JERI
MEL EAST
B
KOBEX MINERALS INC.
MEL PROPERTY
GEOLOGY AND MINERALIZATION
Date: Mar, 2012
Projection: Long/Lat.
Author: MJD
Figure: 4.1
0
2
5
Kilometres

In August, 2000, pursuant to an agreement dated June 9, 2000 with Breakwater Resources Ltd (“Breakwater”, now a subsidiary of Nyrstar NV), Breakwater conveyed to Barytex a 100% undivided interest in the Mel property in consideration of 600,000 shares in the capital of Barytex and a payment of a royalty of 1% net smelter returns from the property.

Previously, pursuant to an agreement dated August, 1992 with Breakwater, Barytex Resources Corp. had the option to acquire an 85% undivided interest in the property. Under the terms of this agreement, Barytex Resources Corp. paid $1 million to Breakwater in a series of payments from 1992 to 1997 and was required to spend a total of $1.65 million on exploration of the property by September, 2000 to vest its interest. As of June, 2000 a total of $1.33 million had been spent on exploration. Barytex Resources Corp. also had the right to acquire an additional 5% interest in the property under the terms of a February, 1985 agreement with Sulpetro Minerals Limited (now Breakwater).

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mel property is located approximately 400 kilometres east of the city of Whitehorse. Access to the property is by means of the paved Alaska Highway that runs 50 kilometres to the south of the property, providing a link to the port of Skagway 600 kilometres to the west. Rail access is available 500 kilometres to the southeast at the town of Fort Nelson. A 46 kilometre winter road north from the Alaska Highway provides seasonal access to the property.  An airstrip that has not been used for several years is located on the property.  The airstrip will require repairs before its next use but, following those repairs, it will allow for year round access to the property. Watson Lake, located on the Alaska Highway, is the nearest population centre.

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

History

The property was first staked by prospectors in 1967 and subsequently optioned to Newmont Mining Corporation (“Newmont”). Newmont conducted a program of trenching and geochemical surveys. Five trenches exposed low-grade, Main Mel Zone zinc-lead-barite mineralization over a strike length of 488 metres. The zone averaged 5.3% combined lead-zinc over widths from 2.3 to 9 metres.  Newmont subsequently dropped their option and the Mel property was acquired by Barytex Resources Corp. Barytex Resources Corp. subsequently optioned the property to Granby Mining Corp. (“Granby”). Between 1974 and 1975, Granby conducted an 18-hole diamond drill program (1,952 metres). The drilling intersected two parallel, north-striking, barite-sphalerite-galena zones. The Main Mel Zone averaged 6.1 metres true width. Based on the drilling, a mineral resource to a depth of 152 metres was determined.

In 1976, St. Joseph Explorations Ltd. (“St. Joseph”) optioned the Mel property and conducted geological mapping, geochemical and geophysical surveys on the property. During 1978 and 1979, St. Joseph completed a 19-hole drill program totalling 4,054 metres. Based on the drill program a mineral resource was calculated for the Main Mel Zone.

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

Geological mapping and geochemical sampling conducted in 1984 between the Main Mel Zone and the Mel East Zone led to the discovery of the Jeri zinc showing, located 4 kilometres north-northeast of the Main Mel Zone. During 1985, Sulpetro drilled 10 holes totalling 1,009 metres to test the Jeri Zone.  Nine (9) of the 10 holes intersected zinc mineralization over a strike length of 550 metres. Zinc values ranged up to 13.11% zinc over 3.37 metres within a large zone of silicified and dolomitized limestone. Later that year, Sulpetro sold its interest to Novamin Resources Ltd. (“Novamin”), who drilled-tested the Main Mel Zone at depth with a 7-hole drill program totalling 2,012 metres. Drill results indicated that the zinc-lead-barite mineralization continued to a depth of at least 450 metres below surface. As a result of the Novamin drilling an updated mineral resource was estimated.

In 1989, Barytex Resources Corp. conducted a soil geochemical survey near the Jeri Zone and completed four diamond drill holes (663 metres) on the Main Mel Zone. The drill program consisted of in-fill drilling at the north end of the Main Mel Zone and confirmed the continuity of the Main Mel Zone.  Based on a 29-hole drill program, Barytex Resources Corp. estimated a Mineral Resource for the Main Mel Zone .

A 1989 pre-feasibility study by Sandwell Swan Wooster Inc. concluded that the property was potentially viable and provided recommendations for further exploration and development.

Barytex Resources Corp. conducted an in-fill drill program consisting of 11 diamond drill holes totalling 1,552 metres and surface trenching in 1990. Drilling between previously drilled, widely spaced holes aided in the design of an open-pit.

A resource estimate, based on 48 intersections from 42 diamond drill holes, was calculated by consultants Nevin Sadlier-Brown Goodbrand Ltd. in a report dated October 9, 1990.

Since August 1993, Barytex and Cominco spent a total of $1.33 million on exploration of the Mel property that included the drilling of 25 diamond drill holes totalling 6,173 metres. To date, a total of 90 diamond drill holes (16,759 metres) have been drilled on the Mel property. Of the four sediment-hosted, zinc-rich zones discovered to date, three have been drilled; the Main Mel Zone, Jeri Zone and Jeri North Zone. The majority of the drilling has been conducted on the Main Mel Zone. No drilling has been conducted on the "Mel East Zone".

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

In 1994, six (6) additional drill holes totalling 3,122 metres were drilled on the Main Mel Zone.  This led to an updated Mineral Resource, estimated by Barytex. Higher grade intersections have been defined within the Main Mel Zone in excess of 12% combined lead-zinc. The highest grade intersection assayed 19.72% zinc over a true thickness of 5.16 metres. The Main Mel Zone is open down dip with the potential to increase the resource tonnage.

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

At the Jeri Zone, unusually strong alteration of the footwall carbonate to zinc-bearing, hydrothermal dolomite and silicified dolomite has been exposed along the middle fold limb for several kilometres. Similar style zinc mineralization is found on the eastern-most fold limb. Sampling of trenches on the Jeri Zone yielded grades of up to 16.5% zinc over 5 metres. Geological mapping has extended this favourable horizon for 8 kilometres northward where diamond drilling in August, 1995 at the Jeri North Zone resulted in the discovery of zinc mineralization within an extensive chert unit underlying volcanic flows and tuffs that form part of the stratigraphy. Hole No. 95-4 intersected 9.9% zinc over 5.0 metres (4.7 metres true width) within a massive chert unit. Hole No. 95-5, drilled on the same section, intersected 15.6% zinc over 5.1 metres (3.1 metres true width) 70 metres down dip.

In 1996, Cominco drilled 6 holes totalling 1,139 metres on the Jeri North Zone to expand the zone of zinc mineralization intersected in hole Nos. 4 and 5. One of the holes (J96-10) drilled on strike and 200 metres to the south of J-95-4 and J-95-5, intersected two zones of significant sphalerite mineralization. One zone assayed 3.39% Zn over 2.1 metres of core length, the second zone returned 12.38% Zn over a core length of 3.0 metres. Holes drilled to test the down-dip and on strike extent of the above mentioned intersections failed to encounter significant zinc mineralization thus limiting the size of the mineralization zone to probably less than 400 metres in length and a down-dip length in the order of 100 metres.

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

In 1994, six holes totalling 3,122 metres were completed on the Main Mel Zone. The core was logged, photographed, and mineralized sections split with one-half of the mineralized section submitted for assay to Acme Analytical Labs (“AAL”). All six (6) drill holes intersected the mineralized zone. The results of the deeper drill holes suggest that the zinc-lead-barite zone is increasing in thickness and in strike length.

In August, 1995, eight diamond drill holes were completed on the Jeri North Zone totalling 847.6 metres. The 8 widely-spaced drill holes tested a 2.1 kilometre strike length of the Jeri North Zone. Five (5) of the 8 holes intersected zinc mineralization with 2 of these holes encountering significant zinc values. The best intersection was 5.1 metres of core length that averaged 15.6% zinc.

The drilling on the Jeri North Zone intersected a sequence of intermediate volcanic flows and sediments overlain by a relatively thin unit of calcareous shale that forms the base of the extensive wavy banded limestone unit found throughout the property. A massive chert unit, up to 5 metres thick, is found at the base of the volcanic -volcaniclastic sequence. The chert is locally mineralized with disseminated pyrite and coarse-grained sphalerite. In places the chert rests directly on the basal cryptograined limestone unit but in some sections is separated from the cryptograined limestone by a dolomitic unit.

At the Jeri North Zone, sphalerite mineralization is found mainly within the chert unit with lesser amounts occurring in an overlying ash unit and in an underlying dolomitic unit. Significant zinc mineralization was intersected in Hole No. J-95-4 and J-95-5 drilled on Section 142N. The coarse-grained sphalerite found in Hole J-95-4 occurs within a massive chert unit directly overlying massive, light grey, cryptograined limestone. Assays over a core length of 5.0 metres averaged 9.9% zinc. Hole J-95-5 was drilled to intersect the mineralized zone 70 metres down-dip and encountered sphalerite in coarse-grained masses and in disseminated form within the chert unit and also within volcanic ash and dolomite. Assays from a 5.1 metre interval of mineralized chert assayed 15.6% zinc. If the mineralized ash unit and dolomite is included, a 7.6 metre section has an average grade of 10.9% zinc.

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

Mineral Resource and Mineral Reserve Estimates

The Mel property is without known reserves and the proposed programs at this time are exploratory in nature.

In October, 1990, an independent mineral resource estimate was made by Nevin Sadlier-Brown Goodbrand Ltd. for the Main Mel Zone. The resource estimate, based on 48 intersections in 42 diamond drill holes, was defined by the consultants as a drill-indicated mineral inventory. For the purposes of grade and tonnage calculations, a weighted average grade of individual samples from within the intersection was calculated for each drill hole. The true width of the intersection was obtained from measurements of contact angles and comparison with geological cross sections. Drill hole locations were surveyed and down hole information was obtained by gyroscopic compass surveys. Resource estimates were calculated by using an “Inverse Distance Squared” technique. In this method, the influence exerted by any drill hole intersection on an arbitrary block is inversely proportional to the square of its distance from a node at the center point of the block.

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

A table of the historical and current Mineral Resource estimates is provided below
Date	Status	Company Estimator	Category	TONNES (million metric tonnes)	Zinc (%)	Lead (%)	Barite (%)
1975	Historic	Granby		2.6	5.35	1.93	54.6
1979	Historic	St. Joe Minerals		4.782	5.61	2.05	52.1
1984	Historic	Novamin Resource Ltd.		5.581	6.63	1.92	49.64
1989	Historic	Barytex Resources Corp.		5.687	6.77	1.92	51.1
1990	Historic	Barytex Resources Corp.		5.238	7.86	2.09	49.98
1994	Current	Barytex	Indicated	6.778	7.1	2.03	54.69
2009	Current	Kobex Minerals	Indicated	6.778	7.1	2.03	54.69

The historic estimates are presented to summarize the exploration history on the Mel and as such should not be relied on.

The qualified person has not classified historical estimates as current mineral resources and the issuer is not treating the historical estimate as current mineral resources as these have been superseded by the current Indicated Resource.

The 1994 Resource of 6.778 million metric tonnes grading 7.1% Zn, 2.03% Pb, and 54.69% Barite was reported by Barytex in its public filings and was considered a current Mineral Resource as defined by Canadian National Instrument NI 43-101.  The current resource estimate was prepared by Mr. Leo King PGeo., a Qualified Person as defined in NI 43-101.  In 2009 Barytex merged with IMA Exploration Ltd. and Kobex Resources Ltd. and has continued to report the Indicated Mineral Resource with Mr. Leo King as the Qualified Person as defined in NI 43-101.

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

Mineral Projects - Barb Property

Property Description and Location

The property consists of twenty-one (21) mineral claims (440 hectares) situated in the Watson  Lake Mining District of the Yukon Territory(Figure 4.3). A list of the claims and claim information is shown in Table 4.2.

Table 4.2 Claims Status – Barb Property

Claim Name	Grant Number	Expiring Date	NTS Location
Beth 2	YB00654	2012-07-24	105-H-06
Beth 4-14	YB00655-YB00665	2012-07-24	105-H-06
Beth 16-20	YB00667-YB00671	2012-07-24	105-H-06
Pat 29-32	YB51854-YB51857	2012-08-29	105-H-06

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

YUKON
TERRITORY
KILOMETRES
MILES
BARB PROPERTY
WHITEHORSE
PELLY MOUNTAINS
CASSIA MOUNTAINS
BRITISH
COLUMBIA
JUNEAU
ATLIN
YUKON STANDARD TIME
Pacific
Ocean

LOCATION MAP

Watson Lake Mining District, Yukon

INDEX MAP

ALASKA (U.S.A.)
PACIFIC
OCEAN
2
3

Area Covered

Yukon and Northern B.C.

BARB PROPERTY LOCATION & ACCESS		
DRAWN BY H.L.King	NTS 95D/6	FIGURE 4.3
DATE Dec. 7, 2012	PROJECT NO.

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

•
In 1988, Strato conducted a detailed survey in the area of the Money Zone by infill sampling between the 1987 lines.  Two hundred and seventy seven (277) samples were collected and results supported the 1987 work. A number of anomalies for each element were defined. A general northwest trend to the anomalies is evident, conforming to the trend of the Matt Berry mineralization and the geophysical anomalies.

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

In July, 1991, a 303 metre (4 holes) BQ diamond drill program by Pulse tested 450 metres of strike-length on the Money Zone. This area is underlain by a 600 metre-long, coincident lead-zinc soil geochemical anomaly, favourable stratigraphy and moderate to strong IP chargeability features. Results of the drill program included 1.0 to 3.0 metre intercepts of semi-massive to massive sulphides in 3 of the 4 holes drilled. A 0.5 metre intercept of base metal mineralization intersected in hole PUL 91-1, assayed 5.87% zinc and 1.82% lead. The mineralization is hosted within a quartz sericite schist unit that may have significant base metal potential.

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

Mineral Resource and Mineral Reserve Estimates

No mineral resource estimates have been carried out on the Money Zone.  The Barb property is without known reserves and the proposed programs at this time are exploratory in nature.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service

Alfred L. Hills	-	-	-

Roman Shklanka	Pacific Imperial Mines Inc.	Director& Chairman	Sep/04 to present

Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sypher Resources Ltd.	Director	Jan/10 to present
	Denovo Capital Corp.	Director	Apr/10 to present
	Kircaldy Capital Corp.	Director, President & CFO	Oct/10 to present
	Legend Power Systems Inc.	Director	Nov/10 to present
	Chieftain Metals Inc.	Director	Nov/10 to present

James C. O’Rourke	Copper Mountain Mining Corp	Director& President	Apr/06 to present
	Compliance Energy Corp.	Director &Chairman	2000 to present
	Madison Pacific Properties Inc.	Director& President	May/98 to present
	Beanstalk Capital Inc.	Director, President & CEO	Jul/10 to present

Alexander Davidson	MBAC Fertilizer Corp	Director	Jan/10 to present
	Noront Resources Ltd.	Director	Oct/09 to present
	Yamana Gold Inc.	Director	Oct/09 to present
	Capital Drilling Ltd.	Director	May/10 to present
	Chantrell Ventures Corp.	Director	Dec/10 to present
	Hana Mining Ltd.	Director	Dec/10 to present
	Volta Resources Inc.	Director	Mar/11 to present

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

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Dec-ember 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long-term incentive plans	Pension Value ($)	All other Compen-sation ($)	Total Compen-sation ($)
Alfred Hills President and CEO (1)(2)(3)	2011 2010 2009	225,000 225,000 56,250	Nil Nil Nil	44,048 240,274 93,828	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	269,048 465,274 150,078
Samuel Yik CFO (4)(5)	2011 2010 2009	194,170 195,000 48,750	Nil Nil Nil	13,229 195,856 97,799	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	207,399 390,856 146,549
Roman Shklanka Chairman (6)(7)	2011 2010 2009	150,000 150,000 160,000	Nil Nil Nil	44,048 195,856 107,392	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	194,048 345,856 267,392
Joseph Grosso President and CEO (8)(9)(10)	2011 2010 2009	Nil Nil $187,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $1,211,500	Nil Nil 1,399,000
Geoffrey Bach CFO (11)	2011 2010 2009	Nil	Nil	18,492 Nil Nil	Nil	Nil	Nil	$8,775	27,267 Nil Nil
Michael Clark Acting Chief Financial Officer (12)	2011 2010 2009	Nil Nil 42,068	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 42,068
*Note: On September 30, 2009, the authorized share capital of the Company was altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every 2.4 pre-consolidation common shares.  All share option amounts set out in the footnotes below are on a post-consolidation basis.

(1) (2)	Mr. Hills is also a director but does not receive any compensation in that capacity. Mr. Hills was appointed President and CEO as of September 30, 2009.
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

During the year ended December 31, 2011, the Company paid to the directors who were not NEO’s of the Company $175,000 (2010 - $200,000).

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

Corporate Cease Trade Orders or Bankruptcies

Dr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company is the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required. The financial statements have since been filed and the company obtained a revocation order effective October 12, 2010. Dr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

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

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)		Percent of Class(1)
Common Shares	Alfred Hills (2)	690,829		1.48%
Common Shares	Roman Shklanka (3)	2,459,804		6.25%
Common Shares	Michael Atkinson(5)	285,000		0.61%
Common Shares	James C. O’Rourke(6)	487,055		1.05%
Common Shares	Alexander Davidson(7)	285,000		0.61%
Common Shares	Geoffrey Bach(8)	60,000		0.13%

Common Shares	Officers and Directors (as a group, 5 persons)	4,267,688	(9)	8.81%
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

ITEM 16H. MINE SAFTEY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

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

                         KOBEX MINERALS INC.

Dated:	January 7, 2013	/s/ Alfred Hills
Alfred Hills President, Chief Executive Officer, and Director

CERTIFICATION

I, Alfred Hills, certify that:

1.           I have reviewed this amended annual report on Form 20-F/A of Kobex Minerals Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.           The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: January 7, 2013	/s/ Alfred Hills
Alfred Hills Chief Executive Officer Principal Executive Officer

CERTIFICATION

I, Geoffrey Bach, certify that:

1.           I have reviewed this amended annual report on Form 20-F/A of Kobex Minerals Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.           The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: January 7, 2013	/s/ Geoffrey Bach
Geoffrey Bach Chief Financial Officer Principal Accounting and Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Kobex Minerals Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, as amended by this Amendment No. 1 on Form 20-F/A, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred Hills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                /s/Alfred Hills
                                _________________________________
                                Alfred Hills
                                Chief Executive Officer
                                Principal Executive Officer
                                January 7, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.  The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the annual report or as a separate disclosure document.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Kobex Minerals Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, , as amended by this Amendment No. 1 on Form 20-F/A, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Samuel Yik, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                /s/ Geoffrey Bach
                                __________________________________
                                Geoffrey Bach
                                Chief Financial Officer
                                Principal Accounting and Financial Officer
                                January 7, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.  The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the annual report or as a separate disclosure document.