Form 20-F/A
period 2011-12-31
KOBEX MINERALS INC.
filed 2013-01-29
CIK 1102706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A (Amendment No. 2)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common share as of the close of the period covered by the annual report:  46,057,832 common shares as at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

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

iii

EXPLANATORY NOTE

Kobex Minerals Inc. (“we”, “our”, “us”, the “Company” and “Kobex”) is filing this Amendment No. 2 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2012, in response to comments received from the SEC. We are filing this Amendment to revise Item 4. Information on the Company, and the Certifications. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing, as amended by the Amendment No. 1 on Form 20F/A filed with the SEC on January 7, 2013.

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

During the fiscal years ending December 31, 2011 and 2010 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Acquisition Costs Written- off in Fiscal Year	Acquisition Costs Expensed in Fiscal Year	Exploration Expensed in Fiscal Year
December 31, 2010	$ 28,048	$ Nil	$ 400,751
December 31, 2011	$ Nil	$ Nil	$ 277,965

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

KILOMETRES
MILES
YUKON
TERRITORY
NORTHWE
WHITEHORSE
MEL Property
BRITISH
COLUMBIA
YUKON STANDARD TIME

LOCATION MAP

INDEX MAP ➤

Area Covered

Yukon and Northern B.C.

Watson Lake Mining District, Yukon

Distances from Mel Property

Watson Lake	80 km (Air)
Alaska Hwy	50 km (Winter Rd.)
Fort Nelson	507 km - Railhead
Skagway	666 km - Tidewater

MEL PROPERTY
LOCATION & ACCESS

DRAWN BY	NTS	FIGURE
H L King	050/6	40
DATE	PROJECT NO.	
Dec. 7, 2012

LEGEND
D Dolomite
ALST Argillaceous limestone
MLST Massive limestone
S Sediments
MH Mineralized horizon
Fault
Claim boundary
127° 25'
60° 28'
60° 20'
60° 20'
127° 15'
S
MLST
JERI NORTH
MEL EAST
B
ALST
D
ALST
MH
MH
MLST
JERI
ALST
MH
MLST
MLST
S
ALST
D
MAIN MEL
MH
A
A
JERI
MEL EAST
B
MH
D
ALST
MH
ALST
MH
MLST
MLST
S
0
2
5
Kilometres
KOBEX MINERALS INC.
MEL PROPERTY
GEOLOGY AND MINERALIZATION
Date: Mar, 2012
Author: MJD
Projection: Long/Lat.
Figure: 4.1

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

Mineralization at the Jeri zone is hosted by a limestone unit considered to be the equivalent of the cryptograined limestone which occurs at the Mel deposit. In the Jeri zone area these rocks are locally silicified, dolomitized and brecciated at, and immediately beneath, the contact with the overlying argillite. Mineralization consists of zinc minerals smithsonite and sphalerite and barite is present as a gangue mineral in quartz veins.

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

The deposit is open down-dip with potential for a significant increase in tonnage. There are higher grade sections within the deposit and the upper reaches of the deposit would be amenable for mining as a small open pit.

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

NORTHWE
YUKON
TERRITORY
KILOMETRES
MILES
BARB PROPERTY
WHITEHORSE
Stewart Crossing
Watson Lake
Fort Nelson
BRITISH
COLUMBIA
KLUANE
JUNEAU
YUKON STANDARD TIME
Pacific
Ocean

LOCATION MAP

Watson Lake Mining District, Yukon

INDEX MAP ➤

Area Covered

Yukon and Northern B.C.

ALASKA
PACIFIC
OCEAN
2
3

BARB PROPERTY LOCATION & ACCESS		
DRAWN BY H.L King	NTS 95D/6	FIGURE
DATE Dec. 7, 2012	PROJECT NO.	4.3

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

All claims were allowed to lapse and in 1977, Sovereign Metal Corporation, the predecessor of Kobex Minerals Inc. re-staked the ground and carried out a data review and mineral resource estimate.  In 1978, the property was optioned to New Frontier (NPL), who conducted a pulse EM survey. The property subsequently reverted to Sovereign Metals Corporation who conducted a trenching program in 1979. Cominco optioned the property in 1980 and conducted a drill program of 5 widely spaced, diamond drill holes totalling 1,229 metres. The drill program failed to intersect any encouraging mineralization.

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

Cash and cash equivalents at December 31, 2011 were approximately $37,200,000.

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

Selected Quarterly Financial Information and Fourth Quarter Discussion

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with IFRS

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

Item 6. Directors, Senior Management and Employees.

A.           Directors and Senior Management

The name, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five years preceding the date of this annual report, are as follows:

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director Age (57)	Former Director and Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer.	Director, President and CEO since September 30, 2009 to present.
ROMAN SHKLANKA British Columbia, Canada Chairman and Director Age (79)	Chairman and Director of Pacific Imperial Mines Inc. Director of Delta Minerals Corporation. Former Chairman and Director of Kobex Resources Ltd. and International Barytex Resources Ltd.	Chairman and Director since September 30, 2009 to present.
MICHAEL ATKINSON (2) British Columbia, Canada Director Age (39)	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June2008.	Director since December, 2008 to present.
JAMES C. O’ROURKE(2) British Columbia, Canada Director Age (72)	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self- employed Mining Consultant. Former Director of Kobex Resources Ltd.	Director since September, 2009 to present

Name, Age and Position(1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director Age (60)	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	Director since September, 2009 to present
GEOFFREY D. BACH British Columbia, Canada Chief Financial Officer Age (73)	Consultant	CFO since November 8, 2011 to present

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

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Dec- ember 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long- term incentive plans	Pension Value ($)	All other Compen- sation ($)	Total Compen- sation ($)
Alfred Hills President and CEO (1)(2)(3)	2011 2010 2009	225,000 225,000 56,250	Nil Nil Nil	44,048 240,274 93,828	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	269,048 465,274 150,078
Samuel Yik CFO (4)(5)	2011 2010 2009	194,170 195,000 48,750	Nil Nil Nil	13,229 195,856 97,799	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	207,399 390,856 146,549
Roman Shklanka Chairman (6)(7)	2011 2010 2009	150,000 150,000 160,000	Nil Nil Nil	44,048 195,856 107,392	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	194,048 345,856 267,392
Joseph Grosso President and CEO (8)(9)(10)	2011 2010 2009	Nil Nil 187,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,211,500	Nil Nil 1,399,000
Geoffrey Bach CFO (11)	2011 2010 2009	Nil	Nil	18,492 Nil Nil	Nil	Nil	Nil	8,775	27,267 Nil Nil
Michael Clark Acting Chief Financial Officer (12)	2011 2010 2009	Nil Nil 42,068	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 42,068
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
(3)
Mr. Hills’ option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the three tranches are $0.10, $0.80 and $0.65 in 2011, 2010 and 2009 respectively.  Mr. Hills’ option-based awards during 2010 consisted of 150,000 share options granted November1, 2010 at an exercise price of Cdn$0.96 that vested immediately with a fair value of $0.89 per share option.  In 2011, Mr. Hills’ option-based awards consisted of 100,000 share options granted November 8, 2011 at an exercise price of Cdn$0.80 that vested immediately with a fair value of $0.31 per share option.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and two years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

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

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX-V rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

Item 16H. Mine Safety Disclosure

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

KOBEX MINERALS INC.

Dated:	January 28, 2013	/s/ Alfred Hills
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

Date: January 28, 2013	/s/ Alfred Hills
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

Date: January 28, 2013	/s/ Geoffrey Bach
Geoffrey Bach Chief Financial Officer Principal Accounting and Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Kobex Minerals Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, as amended by this Amendment No. 2 on Form 20-F/A, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred Hills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

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
January 28, 2013

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

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Kobex Minerals Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011, , as amended by this Amendment No. 2 on Form 20-F/A, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Samuel Yik, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Geoffrey Bach
_________________________________
Geoffrey Bach
Chief Financial Officer
Principal Accounting and Financial Officer
January 28, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.  The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the annual report or as a separate disclosure document.