Form 20-F
period 2012-12-31
KOBEX MINERALS INC.
filed 2013-04-01
CIK 1102706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012
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
Tel: (604) 688-9368
E-mail: investor@kobexminerals.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

i

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common share as of the close of the period covered by the annual report:  46,082,413 common shares as at December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☒ No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐                                                      Accelerated filer ☐                                Non-accelerated filer  ☒

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                        International Reporting Standards as issued                                                      ☒                            Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

ii

iii

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, and “the Company” refer to Kobex Minerals Inc.

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

The forward-looking statements in this annual report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to volume and price fluctuations in the Company's common shares;
•	risks related to the Company's exploration activities;
•	risks related to the Company's history of losses and lack of revenues;
•	risks related to the Company raising capital through additional equity financing or joint venture arrangements;
•	risks related to mineral resources estimates;
•	risks related to the title to the Company's mineral properties;
•	risks related to permits and licences for the Company's properties;
•	risks related to the Company's key personnel;
•	risks related to political and economic instability in foreign countries where the Company holds properties;
•	risks related to environmental laws;
•	risks related to government regulation;
•	risks related to fluctuations in metal prices;
•	risks related to foreign currency fluctuations;
•	risks related to competition within the mining industry;
•	risks related to potential litigation;
•	risks related to the Company not insuring against all risks;
•	risks related to joint ventures and other partnerships;
•	risks related to exploration, development and mining activities;
•	risks related to potential community actions;
•	risks related to unexpected delays in the Company's plan of operation;
•	risks related to the global economy;
•	risks related to the enforceability of judgements in the United States;
•	risks related to the Company's lack of production history;
•	risks related to the Company's officers and directors having potential conflicts of interest;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the Company's dependence on third parties;
•	risks related to the Company's common shares;
•	risks related to the Company's status as a foreign issuer;
•	risks related to increased costs of the Company being a public company; and
•	risks related to the Company’s likely status as a passive foreign investment company.

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

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

Bonanza Group	Geological unit composed of Jurassic volcanic sedimentary rocks

Breccia	A rock containing generally angular fragments of itself or some other rock.

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

Sedimentary Rocks	Descriptive term for a rock formed of sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

Tonne	Metric ton

Veins	An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

Au	Gold

Cu	Copper

Mo	Molybdenum

Pb Re Zn	Lead Rhenium Zinc

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references to dollars in this annual report are to Canadian dollars.

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2008 to 2012 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months September 2012 to February 2013.

	Canadian Dollars Per U.S. Dollar
	2012	2011	2010	2009	2008
Average for the year	0.9996	0.9813	1.0305	1.1415	1.0671
Low for the year	0.9642	1.0219	1.0010	1.0498	0.9952

Canadian Dollars Per U.S. Dollar for the Month of
	February 2013	January 2013	December 2012	November 2012	October 2012	September 2012
High for the period	1.0138	1.0101	0.9972	1.0057	1.0014	0.9919
Low for the period	0.9952	0.9815	0.9825	0.9906	0.9735	0.9642

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 27, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0170

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.           Selected Financial Data.

The selected financial data and the information in the following table of the Company as at December 31, 2012, 2011 and 2010 and for the years then ended was derived from the audited consolidated financial statements of the Company audited by KPMG LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this annual report.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements under the heading "Item 18. Financial Statements".

The following table of selected financial data has been derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company considers that it has adequate resources to meet its commitments. The funds on hand should allow the Company to acquire viable advance stage exploration assets. The Company may need to obtain additional financing or joint venture partners in order to initiate any such programs.  See “Item 5. Operating and Financial Review and Prospects”.

International Financial Reporting Standards (Cdn$ in 000, except per share data)

	2012	2011	2010
Revenue	$-	$-	$-
General corporate expenditures	(1,519)	(1,909)	(3,342)
Exploration and evaluation	(192)	(68)	14
Property evaluation	(226)	(210)	(415)
Foreign exchange gain (loss)	(1)	53	(87)
Interest and miscellaneous income	512	499	338
Write off of mineral property interest	-	-	(28)
Impairment of marketable securities	(638)	(667)	-
Income tax expense	-	(54)	(365)
Loss for the year	$(2,064)	$(2,356)	$(3,885)
Loss per share from continuing operations	$(0.04)	$(0.05)	$(0.08)
Loss per share -basic and diluted	$(0.04)	$(0.05)	$(0.08)
Weighted average number of shares outstanding	46,080	46,043	45,967

Working capital	$36,072	$38,119	$40,865
Marketable securities	71	708	2,084
Capital assets	-	4	7
Total assets	36,298	38,327	41,095
Net assets – shareholders’ equity	36,072	38,123	40,872

	2012	2011	2010
Consolidated statements of cash flows
Operating Activities
Cash used per IFRS	$(1,506)	$(1,451)	$(2,078)
Investing Activities
Cash used per IFRS	$(5,000)	$-	$(11)

Financing activities
Cash provided per IFRS	$13	$61	$-

The selected financial data set forth in the table below for the years ended December 31, 2009 and December 31, 2008 was derived from the audited financial statements of the Company audited by KPMG LLP and PwC LLP, respectively.

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

If the Company had followed U.S. GAAP in respect for the two years ended December 31, 2009 and 2008, certain items in the consolidated financial statement would have been reported as set forth in the second table below.

Historical results from any prior period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or U.S. GAAP charts below as the information was prepared using difference financial reporting standards.

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	2009	2008
Revenue	-	-
General corporate expenditures	$(2,973)	$(1,848)
Exploration expenditures	(165)	(1,930)
Foreign exchange loss	(86)	(15)
Interest and miscellaneous income	394	863
Provision for marketable securities	-	(475)
Gain on sale of marketable securities	12	-
Loss from equity investment	(273)	(68)
Gain (loss) on held-for-trading investment	432	(118)
Termination benefit	(1,032)	(711)
Income tax recovery	527	-
Net loss for the year	$(3,164)	$(4,302)
Loss per share from continuing operations (a)	$(0.11)	$(0.20)
Loss per share -basic and diluted (a)	$(0.11)	$(0.20)
Weighted average number of shares outstanding (a)	27,958	21,722

Working capital	$46,018	$21,568
Marketable securities	5,001	-
Capital assets	-	-
Navidad interest	-	-
Termination benefit	-	(711)
Total assets	46,260	22,685
Net assets – shareholders’ equity	46,046	21,780

(a)           The per share amounts and weighted average number of share outstanding have all been restated to reflect the 2.4 for 1 share consolidation on September 30, 2009.

	2009	2008
Consolidated statements of cash flows
Operating Activities
Cash generated (used) per Canadian and US GAAP	$(3,868)	15,953
Investing Activities
Cash generated (used) per Canadian and US GAAP	$23,329	$(1,500)

Financing activities
Cash provided per Canadian and US GAAP	$-	$-

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP:

                                         (Cdn$ in 000, except per share data)

	2009	2008
Consolidated Statement of Operations
Loss for the year under CDN GAAP	$(3,164)	$(4,302)
Income tax recovery	(527)	-
Loss for the year under US GAAP	(3,691)	(4,302)
Reversal of income tax recovery	527	-
Comprehensive loss for the year under US GAAP	$(3,164)	$(4,302)
Loss per share under US GAAP	$(0.13)	$(0.20)
Diluted loss per share under US GAAP	$(0.13)	$(0.20)

	2009	2008
Shareholders’ Equity
Balance per Canadian GAAP	$46,046	$21,780
Adjustment to retained earnings related to income taxes	(527)	-
Adjustment to accumulated other comprehensive income	527	-
Balance per US GAAP	$46,046	$21,780

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Accounting Standards

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Accordingly, the Company changed from Canadian GAAP reporting and commenced reporting under IFRS effective January 1, 2011 with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP affects the Company’s reported financial position and results of operations and comprehensive income (loss) and affects the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

New Pronouncements – not yet in effect

The following new reporting standards issued by the International Accounting Standards Board (“IASB”) are not yet effective and have not been applied in preparing these financial statements:

(i)
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments.  In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015

The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 9 (2010) to have a material impact on the financial statements. The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.  The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control.  The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  IFRS 10 will be applied starting January 1, 2013.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

(iii)
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 21 Interests in Joint Ventures.  The new standard defines two types of arrangements: Joint Operations and Joint Ventures.  Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations in a separate legal entity.  IFRS 11 will be applied starting January 1, 2013.  We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

The Company intends to adopt IFRS 11, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the financial statements.

(iv)	In May 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

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

(v)
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

(vi)
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

(vii)
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

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.69 to a low of $0.43, and experienced a fluctuation from a high of US$0.69 to a low of US$0.45 on the NYSE MKT, during the 12-month period ended December 31, 2012.  There can be no assurance that continual fluctuations in price will not occur.

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

The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The Company has financed its operations principally through the sale of its equity securities and cash on hand.  The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever.  If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

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

Although the mineralized material and resource figures included in this document have been carefully prepared by engineers and geologists, these amounts are estimates only, and the Company cannot be certain that specific quantities of minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources including many factors beyond the Company’s control. The estimation of mineral resources is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretations, which may prove to be unreliable and materially different from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an un-mined deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only.

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

The Company’s exploration programs in Canada are subject to federal and provincial regulations regarding environmental considerations.  All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odour, noise, dust and other environmental protection controls adopted by federal, provincial and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, provincial or local authorities data pertaining to the effect or impact that its activities may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company’s activities.  Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as further interpretation of existing laws in Canada, Yukon Territory and the Provinces including British Columbia, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted.  Environmental problems known to exist at this time in Canada may not be in compliance with regulations that may come into existence in the future.  This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such a problem and could substantially reduce earnings.

The Company may be adversely affected by fluctuations in metal prices.

The value and price of the common shares of the Company, financial results, and its exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making resource estimates differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Our financial position and results are subject to fluctuations in foreign currency values.

  The Company's operations may make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company’s financial position and results.  Certain of the Company’s expenses are denominated in U.S. dollars.  As such, the Company’s principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars.  The Canadian dollar varies under market conditions.  Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position.  The Company does not engage in hedging activities.  See “Item 5.  Operating and Financial Review and Prospects”.

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

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is US$10 million.  The policy is renewable on a yearly basis.  The Company also maintains Executive and Organization Liability insurance policies expiring September 15, 2015, for the benefit of its previous directors.  The aggregate limit of liability is US$5 million for the former directors of IMA Explorations Inc. and US$7 million for the previous directors of Kobex Resources Ltd. (“Kobex”) and International Barytex Resources Ltd (“Barytex”).  The policies were obtained as a condition of the Arrangements among the three companies.

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

The Company’s minerals business will be subject to the risk of unanticipated delays including the permitting of its contemplated projects.  Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents.  In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

The Company may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital.  From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader United States and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff” and United States government spending cuts. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially. In addition, general economic indicators have continued to deteriorate, including consumer sentiment, unemployment and economic growth and uncertainty about corporate earnings.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including junior mining companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  Access to additional capital may not be available to the Company on terms acceptable to it, or at all.  Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

You may be unable to enforce U.S. judgements against the Company or its officers and directors.

It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada.  All, or a substantial portion, of the directors’ assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or their officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgements of U.S. courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a judgement obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

1.	where the U.S. court where the judgement was rendered had no jurisdiction according to applicable Canadian law;

2.
the judgement was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgement not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

3.	the judgement was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

4.
a dispute between the same parties, based on the same subject matter has given rise to a judgement rendered in a Canadian court or has been decided in a third country and the judgement meets the necessary conditions for recognition in a Canadian court;

5.	the outcome of the judgement of the U.S. court was inconsistent with Canadian public policy;

6.	the judgement enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

7.	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

The Company has no history of production and may never achieve revenues or profitability.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. The Company may not generate any revenues or achieve profitability.

The Company’s officers and directors may have potential conflicts of interest.

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

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Common Shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s share price to decrease.

The Company is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of our common shares should be aware that the Company believes that it qualified as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2012, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.    If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" (“QEF Election”) or a "mark-to-market" election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

The Company initially received 500,000 common shares, or 30.76%, of the then issued and outstanding common shares of IMPSA, for its $250,000 capital contribution.  As a result of issuing 375,000 shares to IMPSA’s management and key employees, and the completion of two private placements (resulting in the issuance of a total of 1,528,000 common shares of IMPSA), the Company’s initial investment in IMPSA was diluted to 20.76%.  However, in order to assure the Company an ongoing interest in the assets of IMPSA, the Company retained a 20% participating interest in IMPSA (BVI) and retained the right to maintain a 20% ownership interest in IMPSA.  During fiscal 1998, the Company increased its investment in IMPSA by purchasing 990,963 shares, which increased the Company's percentage ownership of IMPSA from 20.76% to 43.81%.  In January 1999, the Company acquired an additional 6,500,000 common shares of IMPSA, increasing its equity interest from 43.81% to 80.69%. During 2001, the Company completed the reorganization of its corporate structure to continue the funding of the Company’s Peruvian exploration activities. On August 20, 2001, the Company entered into an agreement with IMPSA, its 80.69% owned subsidiary, to acquire IMPSA’s 80% interest in IMPSA (BVI) and IMPSA’s advances to IMPSA (BVI) of approximately US$1.536 million, in exchange for $850,000 plus a 2% fee on any net revenue or proceeds from the disposition of certain properties held by IMPSA (BVI).  See “Item 4. Information on the Company – Organizational Structure.”  The fee was limited to a maximum of $1,400,000.  This transaction was approved by IMPSA’s shareholders on September 4, 2001.  IMPSA used the cash proceeds to retire its debt to the Company.  (Rio Tabaconas (formerly known as Tamborapa), IMPSA’s principal property, for the most part an early stage exploration property that involved a high degree of risk).

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

The common shares of Golden Arrow were distributed to shareholders of the Company in proportion to their shareholdings in the Company on July 7, 2004 and on the basis of one Golden Arrow share for every 10 shares of the Company held.  On March 5, 2004, Aquiline Resources Inc. (“Aquiline”), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. The trial was held in Vancouver British Columbia commencing in October 2005, and ended on December 12, 2005.  Additionally, as a condition of the reorganization, Golden Arrow became a party to the Aquiline action. The Company provided an indemnity to Golden Arrow for any costs or losses that might be incurred by Golden Arrow in connection with this matter.  The related pledge of shares in a subsidiary of the Company in support of the indemnity was terminated on January 30, 2013.

On July 14, 2006 the court released its judgement on the Aquiline claim.  The Company was not successful in its defense and the court found in Aquiline’s favour.

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

On October 18, 2006, the Company and Aquiline reached a definitive agreement (the “Interim Agreement”) for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgement of the trial court.  The parties agreed that the transactions outlined in the Interim Agreement were in satisfaction of the Order referenced above.  The principal terms and conditions of the Interim Agreement were as follows:

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

The Company’s appeal of this judgement was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007.  The Court of Appeal dismissed the Company’s appeal and released their reasons for judgement on June 7, 2007.    The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007.  On December 20, 2007 the Supreme Court of Canada denied the Company’s appeal.  This brought the lawsuit to a close, and the Navidad property was transferred to Aquiline.

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

Pursuant to an arrangement agreement dated August 17, 2009, among the Company (formerly IMA Exploration Inc.), Kobex and Barytex, the Company agreed, among other things, to acquire all the issued and outstanding common shares of Kobex and Barytex in exchange for issuing: (i) to Kobex shareholders, 1.311 common shares of the Company for each common share of Kobex acquired; and (ii) to Barytex shareholders, 0.221 common shares of the Company for each common share of Barytex acquired.  This transaction was effected by way of two statutory plans of arrangement (the “Kobex Arrangement” and the “Barytex Arrangement”, respectively, and together, the “Arrangements”), and was subject to approvals from the TSX Venture Exchange and the Barytex and Kobex shareholders, as well as court approval of the Arrangements. The details of the Arrangements are fully disclosed in the joint information circular dated August 17, 2009, prepared by Kobex and Barytex in connection with the Arrangements, and filed August 20, 2009 on SEDAR at www.sedar.com under their respective profiles.

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

On September 30, 2009, the Company completed the combination with Barytex and Kobex.  The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on September 30, 2009.  Barytex, at the time a wholly-owned subsidiary of the Company, was dissolved on December 23, 2011.

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

The Company has incurred acquisition costs of $Nil in each of, the years ended December 31, 2012, 2011 and 2010, respectively. The Company has made exploration expenditures of $418,222, $277,965 and, $400,751 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company wrote off a mineral property interest of $28,048 following its announcement on July 2, 2010, that it had terminated its Option Agreement with Western Copper Corporation dated May 12, 2008 to develop the Hushamu Property.

Planned Exploration Expenditures and Property Payments

Both the Company’s Mel and Barb properties have had geophysical and geochemical programs carried out which identified drill targets and the Company is reviewing its alternatives for these properties. In view of the depressed state of the junior minerals sector, the Company believes its 2013 focus will be on property acquisition.  A modest property program is planned for the Mel in 2013.  Barb activity will be limited to property maintenance and technical review of existing exploration data.

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has approximately $30 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2013 and beyond. Additionally, the Company has $5 million in money market investments with maturities greater than 90 days but less than one year. The Company’s reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. Proper due diligence takes time and resources, followed by negotiations with the property vendors and then addressing whatever regulatory approvals may also be required.

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

B.           Business Overview.

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

C.           Organizational Structure

The Company has two direct wholly-owned subsidiaries at December 31, 2012, namely: IMA Latin America Inc. (“IMA Latin America”), a British Virgin Islands company and Kobex, a Vancouver-based company.

Kobex has one direct wholly-owned subsidiary, Kobex Colorado Corp., a United States company.

Kobex Minerals Inc.
(Vancouver, British Columbia. Canada)

IMA Latin America Inc.
(British Virgin Islands)
Kobex Resources Ltd.
(British Columbia, Canada)

Kobex Colorado
(Colorado, USA)

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

During the three fiscal years ending December 31, 2012 the Company had capitalized and expensed costs on all of its properties as follows:

Fiscal Year Ending	Acquisition Costs Written-off in Fiscal Year	Acquisition Costs Expensed in Fiscal Year	Exploration Expensed in Fiscal Year
December 31, 2012	$ Nil	$ Nil	$ 418,222
December 31, 2011	$ Nil	$ Nil	$ 277,965
December 31, 2010	$ 28,048	$ Nil	$ 400,751

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

Table 4.1 Claim Status Mel Property

Claim Name	Grant Number	Expiry Date
ANDY 1 - 8	YA72509 - YA72516	2015/04/03
BOZ 1 - 4	YA66985 - YA66988	2015/04/03
CHUNGO 1 -4	YA66946 - YA66949	2014/04/03
CHUNGO 5	YA66950	2015/04/03
CHUNGO 6	YA66951	2014/04/03
CHUNGO 7 - 8	YA66952 - YA66953	2015/04/03
DAVE 1 - 8	YA72501 - YA72508	2015/04/03
EDY 1 - 7	YA66962 - YA66968	2015/04/03
HOSE 1 - 4	YA66919 - YA66922	2015/04/03
HOSE 5	YA66923	2017/04/03
HOSE 6	YA66924	2015/04/03
HOSE 7	YA66925	2017/04/03
HOSE 8	YA66926	2015/04/03
JEAN 1 - 4	Y 72731 - Y 72734	2019/04/03
JEAN 5	Y 72961	2016/04/05
JEAN 6	Y 72962	2018/04/05
JEAN 7	Y 72963	2016/04/05
JEAN 8 - 10	Y 72964 - Y 72966	2015/04/05
JEAN 11	Y 74418	2017/04/03
JEAN 12 - 15	Y 74419 - Y 74422	2015/04/03
JEAN 16	Y 74423	2014/04/03
JEAN 17	Y 74424	2017/04/03
JEAN 18	Y 74425	2016/04/03
JEAN 19	Y 74426	2017/04/03
JEAN 20 - 21	Y 74427 - Y 74428	2014/04/03
JERI 1 - 8	YA66931 - YA66938	2017/04/03
JOE 1 - 2	YA45269 - YA45270	2016/04/03
JONI 1 - 8	YA66846 - YA66853	2015/04/03
KELI 1 - 4	YA66842 - YA66845	2015/04/03
KELI 5 – 8	YA66927 - YA66930	2015/04/03
MEL 11 - 16	Y 22230 - Y 22235	2016/04/03
MUMBO 1 - 8	YA66977 - YA66984	2015/04/03
OTT 1 – 8	YA66954 - YA66961	2015/04/03
RALFO 1 - 5	YA66939 - YA66943	2015/04/03
RALFO 6	YA66944	2017/04/03
RALFO 7	YA66945	2015/04/03
SAM 1-4	YB46141-YB46144	2015/04/03
SAM 5	YB46145	2017/04/03
SAM 6	YB46146	2015/04/03
SAM 7	YB46147	2017/04/03
SAM 8 - 39	YB46148 - YB46179	2015/04/03
SAM 40	YB46180	2017/04/03
SAM 41	YB46181	2015/04/03
SAM 42 - 51	YB46182 - YB46191	2017/04/03
SAM 52	YB46192	2015/04/03
SAM 53	YB46193	2017/04/03
SAM 54	YB46194	2015/04/03
SAM 55	YB46195	2017/04/03
SAM 56 - 70	YB46196 - YB46210	2015/04/03
SAM 71	YB46211	2017/04/03
SAM 72 - 86	YB46212 - YB46226	2015/04/03
SIN 1 – 8	YA66989 - YA66996	2014/04/03
SOV 1 – 6	YA28600 - YA28605	2016/04/03
TOMI 1 - 8	YA66969 - YA66976	2014/04/03
WET 1	Y 83309	2015/04/03
WET 2	Y 83310	2016/04/03
WET 3	Y 83311	2015/04/03
WET 4	Y 83312	2016/04/03
WET 5 - 11	Y 83313 - Y 83319	2015/04/03
WET 12 - 16	Y 83320 - Y 83324	2016/04/03
WET 25 - 32	Y 83325 - Y 83332	2015/04/03
YANG 1-4	YA67997 – YA67000	2014/04/03
YANG 5	YA 67001	2015/04/03
YANG 6	YA 67002	2014/04/03

Assessment work required to keep the property in good standing is $105 per claim per year. Sufficient work has been filed or payment made in lieu of work to keep all the claims in good standing at least to April 3, 2014. Twenty nine (29) claims will be renewed at a total cost of $2,900 prior to April 3, 2013 to extend due dates to April 3, 2014.

The location of the four mineralized zones, including the mineral resource at the "Main Mel Zone", is shown on Figure 4.1. There are no known environmental liabilities on the property. Permits to conduct exploration work on the property are required.  A mining Land Use Permit and Approved Operating Plan (LQ00221) was issued in June 2007 allowing exploration to June 2017.

KILOMETRES
MILES
YUKON
TERRITORY
WHITEHORSE
MEL Property
BRITISH
COLUMBIA

LOCATION MAP

Watson Lake Mining District, Yukon

Distances from Mel Property

Watson Lake	80 km (Air)
Alaska Hwy	50 km (Winter Rd.)
Fort Nelson	507 km - Railhead
Skagway	666 km - Tidewater

INDEX MAP

Area Covered

Yukon and Northern B.C.

ALASKA
PACIFIC
OCEAN

MEL PROPERTY LOCATION & ACCESS		
DRAWN BY H L King	NTS 95O/6	FIGURE 4.0
DATE Dec. 7, 2012	PROJECT NO.

LEGEND
D Dolomite
ALST Argillaceous limestone
MLST Massive limestone
S Sediments
MH Mineralized horizon
Fault
Claim boundary
127° 25'
60° 28'
60° 20'
127° 15'
JERI NORTH
MEL EAST
JERI
MAIN MEL
A
B
ALST
D
MLST
MH
S
0
2
5
Kilometres
KOBEX MINERALS INC.
MEL PROPERTY
GEOLOGY AND MINERALIZATION
Date: Mar, 2012
Author: MJD
Projection: Long/Lat.
Figure: 4.1

In August, 2000, pursuant to an agreement dated June 9, 2000 with Breakwater Resources Ltd (“Breakwater”, now a subsidiary of Nyrstar NV), Breakwater conveyed to Barytex (a former wholly-owned subsidiary of the Company dissolved in 2011) a 100% undivided interest in the Mel property in consideration of 600,000 shares in the capital of Barytex and a payment of a royalty of 1% net smelter returns from the property.

Previously, pursuant to an agreement dated August, 1992 with Breakwater, Barytex had the option to acquire an 85% undivided interest in the property. Under the terms of this agreement, Barytex paid $1 million to Breakwater in a series of payments from 1992 to 1997 and was required to spend a total of $1.65 million on exploration of the property by September, 2000 to vest its interest. As of June, 2000 a total of $1.33 million had been spent on exploration. Barytex also had the right to acquire an additional 5% interest in the property under the terms of a February, 1985 agreement with Sulpetro Minerals Limited (“Sulpetro”, now Breakwater).

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mel property is located approximately 400 kilometres east of the city of Whitehorse. Access to the property is by means of the paved Alaska Highway that runs 50 kilometres to the south of the property, providing a link to the port of Skagway 600 kilometres to the west. Rail access is available 500 kilometres to the southeast at the town of Fort Nelson. A 46-kilometre winter road north from the Alaska Highway provides seasonal access to the property.  An airstrip that has not been used for several years is located on the property.  The airstrip will require repairs before its next use but, following those repairs, it will allow for year round access to the property. Watson Lake, located on the Alaska Highway, is the nearest population centre.

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

In 1981, St. Joseph sold its 51% interest in the Mel property to Sulpetro Ltd. Following the sale, Sulpetro was established to hold the property. Regional exploration conducted by Sulpetro in 1981 led to the discovery of the "Mel East Zone", a zinc showing, located 7.3 kilometres northeast of the Mel deposit. Limited geochemical surveys conducted by Sulpetro over the next two years defined a large zinc soil anomaly in the area of the Mel East Zone.

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

In 1989, Barytex conducted a soil geochemical survey near the Jeri Zone and completed four diamond drill holes (663 metres) on the Main Mel Zone. The drill program consisted of in-fill drilling at the north end of the Main Mel Zone and confirmed the continuity of the Main Mel Zone.  Based on a 29-hole drill program, Barytex estimated a Mineral Resource for the Main Mel Zone.

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

The footwall limestone is interpreted to represent an episode of prolonged quiescent carbonate deposition. The veining implies some degree of induration prior to the deposition of the overlying strata and the disconformity is consistent with an erosional interval and/or some form of tectonic activity. This was followed by local deposition of very fine clastic material which formed thin, discontinuous mudstone layers and lenses. Subsequent and, in places, coeval exhalative activity resulted in deposition of chemically precipitated barite, silica, sphalerite and galena to form the mineralized barite-quartz unit.  This unit is now described as a sediment-hosted exhalite.

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

The trenching program allowed a detailed examination of the massive, locally silicified and dolomitized limestone unit hosting the zinc mineralization and the overlying wavy banded limestone unit.  The mineralized zone occurs in strata equivalent to the cryptograined limestone hosting the Main Mel Zone. Lead and barite are locally anomalous but are not present in economically significant amounts. Most of the zinc mineralization is in the form of smithsonite with only minor sphalerite observed in the mineralized zones exposed by trenching. However, locally significant amounts of sphalerite were intersected in several holes drilled in 1985, suggesting that there is potential for discovery of larger un-oxidized zinc deposits at depth.

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

Sampling and Analysis

Soil Sampling

On the Jeri North Zone reconnaissance soil sampling was carried out by Barytex during 1993 on lines spaced 1,000 metres apart from section 166N to 206N. Soil samples were taken at 25-metre intervals along sections of lines that crossed the favourable contact zone. In 1994, grid lines were established at a 100-metre spacing from line 130N to 152N. Soil samples were collected at 25-metre intervals along lines that crossed the favourable contact zone. A total of 59 soil samples were taken.

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

In 1996, Cominco carried out a soil sampling program on the Jeri North Zone along grid lines from 149N to 224N. The sampling was generally carried out on grid lines spaced 200 metres apart with samples taken at 25-metre intervals where lines crossed the projected trace of the mineralized horizon. At distances greater than 100 metres on either side of the mineralized horizon, samples were spaced at 100 metres. A total of 587 soil samples were collected.

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

In 2012, the Company carried out a soil sampling program on a portion of the Jeri North Zone.  A total of 229 soil samples were collected and analysed to fill in gaps in the 1996 Jeri North soil sampling grid carried out by Cominco.  Samples were collected from four separate grids, along 100m-spaced, east-west lines at soil sampling stations spaced at 50m intervals.

Of the 229 samples collected, 12 returned anomalous zinc values, 12 returned anomalous lead values and 12 samples returned anomalous barium values.  Results of the 2012 soil sampling program confirm the presence of elevated zinc in soils within the N-S trending Jeri North Zone as previously identified in the original 1996 soil survey.  Lead values are typically low.  The 2012 soil sampling extended two of the previously identified anomalous zinc zones and increased the resolution of all four zones within the area covered by the soil geochemical survey.

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

In 2012, a core sampling program was conducted by Apex Geoscience Ltd. personnel as a check on historic assay results.  A total of 107 samples from previously sampled core were selected for re-sampling.  The samples that represented half of the remaining core were assayed for zinc, lead and barium.  Quality control measures included inserting standards, duplicates and blanks into the sample stream.

The zinc and lead values were generally repeatable within acceptable limits when compared to historic sample results.  About 70% of the barium analyses were lower when compared to historic results.  Analyses from one drill hole in particular returned considerably lower values; about 25% less than historic results.

Security of Samples

All core samples taken by Barytex and Cominco personnel for analysis were placed in plastic bags along with a sample number tag and securely fastened with a zip-lock tie. Sample bags were then placed in sealed cardboard boxes for shipment by commercial transport to AAL for those samples taken by Barytex. Samples taken by Cominco personnel were shipped by commercial transport to the Cominco Exploration Research laboratory in Vancouver.

In 2012, core samples taken for analysis by Apex Geological Ltd. personnel were placed in plastic bags along with a sample number tag and securely fastened with a zip-lock tie.  Sample bags were then placed into sealed cardboard boxes and shipped by commercial transport to Acme Analytical Laboratories Ltd. in Vancouver, British Columbia.

Soil samples taken by both Barytex and Cominco were packed in boxes securely sealed and shipped via commercial transport to either AAL for samples collected by Barytex or to the Cominco Exploration Research Laboratory in Vancouver for samples collected by Cominco.

The 2012 soil sampling program was conducted by Apex Geoscience Ltd. personnel. Soil samples were collected from the “B” soil horizon, placed in kraft paper soil sample bags along with a labelled identification tag and sealed.  Immediately after collection, the soil sample bags were placed into sealed poly-woven bags for shipment via commercial transport to Acme Analytical Laboratories Ltd. in Vancouver, British Columbia.

Mineral Resource and Mineral Reserve Estimates

The Mel property is without known reserves and the proposed programs at this time are exploratory in nature.

In October, 1990, an independent mineral resource estimate was made by Nevin Sadlier-Brown Goodbrand Ltd. for the Main Mel Zone. The resource estimate, based on 48 intersections in 42 diamond drill holes, was defined by the consultants as a drill-indicated mineral inventory. For the purposes of grade and tonnage calculations, a weighted average grade of individual samples from within the intersection was calculated for each drill hole. The true width of the intersection was obtained from measurements of contact angles and comparison with geological cross sections. Drill hole locations were surveyed and down hole information was obtained by gyroscopic compass surveys. Resource estimates were calculated by using an “Inverse Distance Squared” technique. In this method, the influence exerted by any drill hole intersection on an arbitrary block is inversely proportional to the square of its distance from a node at the centre point of the block.

Subsequent to the independent estimate, six (6) diamond drill holes were drilled by Barytex in 1994 totalling 3,122 metres. A revised resource estimate that included the 6 additional drill holes was made by Barytex in 1994 for the Main Mel Zone using the “Inverse Distance Squared” technique described above except that individual specific gravities for sphalerite, galena, and barite were used to calculate the specific gravity of each sample interval. The resource estimate by Barytex under the direction of H. Leo King, P. Geo, a Qualified Person, as defined in NI 43-101, has not been independently verified.

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

The qualified person has not classified historical estimates as current mineral resources and the issuer is not treating the historical estimate as current mineral resources as these have been superseded by the current Indicated Resource. The 1994 Resource of 6.778 million metric tonnes grading 7.1% Zn, 2.03% Pb, and 54.69% Barite was reported by Barytex in its public filings and was considered a current Mineral Resource as defined by Canadian National Instrument NI 43-101.  The current resource estimate was prepared by Mr. Leo King PGeo., a Qualified Person as defined in NI 43-101.  In 2009, Barytex merged with IMA Exploration Ltd. and Kobex and has continued to report the Indicated Mineral Resource with Mr. Leo King as the Qualified Person as defined in NI 43-101.

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

Exploration and Development

The Company continues to review its strategy on the Mel property and as part of this review is considering what activities would be included in a next phase of property exploration and evaluation. A future drilling program would test the southern portion of the Jeri Zone where zinc-bearing, silicified dolomite has been exposed by surface trenching and tested by previous limited drilling. Similar style mineralization is present at the Mel East Zone where anomalous lead-zinc soil geochemistry and IP anomalies have defined a drill target.

Drilling to test the deeper potential of the Main Mel Zone would also be a component of future exploration programs.

Mineral Projects - Barb Property

Property Description and Location

The property consists of twenty-one (21) mineral claims (440 hectares) situated in the Watson Lake Mining District of the Yukon Territory (Figure 4.3). A list of the claims and claim information is shown in Table 4.2.

Table 4.2 Claims Status – Barb Property

Claim Name	Grant Number	Expiring Date	NTS Location
Beth 2	YB00654	2013-07-24	105-H-06
Beth 4-14	YB00655-YB00665	2013-07-24	105-H-06
Beth 16-20	YB00667-YB00671	2013-07-24	105-H-06
Pat 29-32	YB51854-YB51857	2013-08-29	105-H-06

The Barb property is located on the eastern arm of Frances Lake, 160 kilometres north of the town of Watson Lake and 310 kilometres northeast of the city of Whitehorse. The Robert Campbell Highway runs 15 kilometres west of the property and provides access to Frances Lake.

Assessment work required to keep the property in good standing is $105 per claim per year in work or cash. Sufficient work has been filed or payments made to keep all claims in good standing to at least July 24, 2013.

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
CASSIAR MOUNTAINS
BRITISH
COLUMBIA
SKEENA MOUNTAINS
JUNEAU
Pacific
Ocean
YUKON STANDARD TIME

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

History

Lead-zinc-silver mineralization was first discovered in the area and subsequent claims staked in the late 1930s. In 1943, Cominco prospected the area. Datalaska Mines, from 1960 to 1963, conducted a program consisting of hand trenching and sampling on a mineral occurrence known as the Matt Berry Zone, located one kilometre north of the property.

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

All claims were allowed to lapse and in 1977, Sovereign Metals Corporation, a predecessor of Kobex Minerals Inc., re-staked the ground and carried out a data review and mineral resource estimate.  In 1978, the property was optioned to New Frontier (NPL), who conducted a pulse EM survey. The property subsequently reverted to Sovereign Metals Corporation who conducted a trenching program in 1979. Cominco optioned the property in 1980 and conducted a drill program of 5 widely spaced, diamond drill holes totalling 1,229 metres. The drill program failed to intersect any encouraging mineralization.

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

In 1987, Pulse Resources Ltd. (“Pulse”) carried out 43 line-kilometres of ground magnetic surveys that covered newly discovered mineralization named the Money Zone. Geochemical soil sampling was completed on the same grid and in 1988 a program of induced polarization and detailed geochemistry was carried out over the Money Zone.

In 1991, Pulse conducted a 4-hole diamond drill program totalling 303 metres to test a 450 metre strike-length of the “Money Zone”. The Money Zone area is outlined by a 600 metre-long coincident lead-zinc soil geochemical anomaly with favourable stratigraphy, similar to that found at the Matt Berry Zone located one kilometre to the north.  Moderate to strong IP chargeability features were also defined in the Money Zone area. Results from the Pulse drill program included 1 to 3 metre-long intercepts of semi-massive to massive sulphides in 3 of the 4 holes with minor base metal values. One of the drill holes, PUL91-1, returned a 0.5 metre intercept of base metal mineralization that assayed 5.87% zinc and 1.82% lead. Pulse dropped their option in 1992.

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

•
In 1987, Strato Geological Engineering Ltd. (“Strato”) on behalf of Pulse established a new grid on the property and surrounding area (100-metre line spacing and 25-metre sample spacing) to cover known mineralized areas.  A total of 720 soil samples were analyzed for copper, lead, zinc, silver and arsenic. Anomalous values were defined as mean value plus 1 standard deviation and highly anomalous values as mean value plus 2 standard deviations.

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

Exploration and Development

Although the Company has not proposed a current exploration program on the Barb property, a future exploration program should include a ground geophysical survey program to detail selected airborne geophysical targets.    These geophysical anomalies would then be tested by diamond drilling. A priority target is located immediately to the west and parallel to the Money Zone.

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

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2012, 2011 and 2010, respectively, should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein under the heading "Item 18. Financial Statements" below.

Critical accounting policies

Reference should be made to significant accounting policies contained in Note 2 of the December 31, 2012 audited consolidated financial statements of the Company attached hereto.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

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

Mineral Properties

Consistent with the Company’s accounting policy disclosed in Note 2 of the December 31, 2012 consolidated financial statements attached hereto, direct costs related to the acquisition of mineral properties held are capitalized on an individual property basis.  It is the Company’s policy to expense any exploration expenditures or associated costs to projects or properties.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value.

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

The Company and its subsidiaries’ functional currency is the Canadian dollar.  The majority of the Company’s cash deposits and accounts are in Canadian funds. The value of the Canadian dollar varies under market conditions, and the continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position. See “Item 3. Key Information - Risk Factors - Currency Fluctuations”.

Overview

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At this stage the Company has no producing properties and, consequently, has no current operating income or cash flow.

The Company’s accounting policy under IFRS is to defer all direct costs related to the acquisition of mineral properties held or controlled by the Company and to expense all exploration relating to proven and unproven mineral properties as incurred.  When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then the acquisition costs are written down to fair value. Deferred acquisition costs of $28,048 were expensed during the year ended December 31, 2010 and $Nil in the years ended December 31, 2012 and 2011. At December 31, 2012, 2011 and 2010, the Company had $Nil acquisition costs deferred.

During the year ended December 31, 2012, 24,581 (2011 - 90,755, 2010 - Nil) share options were exercised for proceeds to the Company of $13,028 (2011 - $60,587, 2010 - $Nil).  No warrants or agents warrants were exercised in the three years ended December 31, 2012.   As at December 31, 2012, the Company had reserved zero common shares (2011 and 2010 - Nil) for issuance upon the exercise of warrants and 2,968,127 common shares for outstanding share options (2011 – 3,924,558, 2010 – 4,016,829).

At December 31, 2012, the Company held cash and cash equivalents of approximately $30,700,000 and $5,000,000 in money market investments.

Results of Operations

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the audited consolidated financial statements of the Company attached hereto and related notes included therein.  See the heading "Item 18. Financial Statements" below.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

For the year ended December 31, 2012, the Company reported a loss for the year of $2,063,704 ($0.04 per share), a decrease of $292,644 from the loss of $2,356,348 ($0.05 per share) for the year ended December 31, 2011.  The decrease in the loss in 2012, compared to 2011, can be attributed mainly to a $200,463 decrease in share-based compensation and a decrease in salaries and employee benefits of $234,585 offset in part by an increase in consulting costs of $81,261 and higher exploration evaluation and property evaluation costs of $140,256.   The remainder of the decrease in the reported loss is represented by a reduction in income tax expense of $54,596; a lower impairment of marketable securities of $29,014; an improved foreign exchange result of $54,161 and by higher interest income of $12,931.

The Company’s operating expenses for the year ended December 31, 2012 were $1,937,177, a decrease of $250,265 from $2,187,442 in 2011 as a result of the following:

(i)
Share-based compensation was $200,463 lower in 2012 compared with 2011.  No new share options and no share options vested in 2012 so the Company did not incur share-based compensation expense in that year.  In 2011, as a result of the vesting of 432,500 share options granted in 2011 and the vesting in 2011 of 677,000 share options granted in 2009, the share-based compensation expense was $200,463 (included in salaries and employee benefits).

(ii)
General and administrative expenses of $1,518,956 for 2012, excluding exploration evaluation and property evaluation costs and share-based compensation, were approximately 11% less than those incurred in the prior year of $1,709,014: a reduction of $190,058. Salaries and employee benefits, excluding share-based compensation expense, was $234,585 lower in 2012 versus 2011 attributable to a reduction of two in manpower that included a switch of the Chief Financial Officer position from employee to consultant.  The latter is a major factor in the increase of $81,261 in consulting costs in 2012 over 2011.  There was also a decrease of $43,108 in office and sundry costs in 2012 versus 2011.

(iii)
Exploration evaluation expenditures increased by $124,006 in 2012 versus 2011 reflecting a higher level of activity on the Mel property that included a core resampling program, a soil geochemical survey on the Jeri North portion of the property and clean-up of the main Mel exploration camp site.

Clean-up of the Company’s Mel Property camp site was completed during October 2012 in accordance with the notice given to the Company by the Mines Inspection Branch, Yukon Energy Mines and Resources. At present, the Company’s mineral exploration activities in Yukon are in compliance with all known environmental requirements.

In 2012, the Company recorded interest income of $511,830 compared to $498,899 in 2011 as a result of better interest rates earned on the Company’s cash and investment balances in 2012.

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

(ii)	Exploration evaluation expenditures increased by $82,149 in 2011 versus 2010 reflecting a slightly higher level of activity but 2010 benefitted from the receipt of an income tax credit of $46,957.

(iii)
Property evaluation costs fell significantly in 2011 by $204,935 down to $210,049 from $414,984 in 2010 principally due to heavier outlays relating to opportunities in Eastern Europe during the earlier period.

(iv)
General and administrative expenses of $1,709,014 for 2011, excluding exploration evaluation, property evaluation and share-based compensation, were approximately 18% less than those incurred in the prior year of $2,078,961: a reduction of $369,947. Decreases in the categories of consulting ($108,199), professional fees ($64,741), salaries and employee benefits ($49,242, excluding share-based compensation expense) and travel and accommodation ($9,099) account for the most of the reduction.

In 2011, the Company recorded interest income of $498,899 compared to $337,872 in 2010 as a result of better interest rates earned on the Company’s cash balances in 2011.

The Company currently classifies its investment in common shares of Blue Sky Uranium Corp. as available-for-sale with gains and other than temporary losses arising from changes in fair value included in other comprehensive income until the ultimate sale. However, in 2011 due to the continuous decline in the stock market value of its investment in Blue Sky Uranium Corp. shares, the Company reallocated $666,667 from accumulated other comprehensive income and recorded an impairment of the value of its marketable securities of $666,667 (2010 - $Nil).  As at December 31, 2011, the quoted market value of the shares was $708,333.  To reflect deferred income taxes on the change in fair value of its marketable securities, the Company recorded a deferred income tax expense of $54,596 (2010 - $364,583) with a corresponding increase to accumulated other comprehensive income.

B.           Liquidity and Capital Resources

The Company’s cash position at December 31, 2012 was $30,703,720, a decrease of $6,493,214 from December 31, 2011 mostly attributable to the acquisition of money market investments of $5,000,000.  Total assets at December 31, 2012 were $36,298,420 a decrease of $2,028,765 from $38,327,185 at December 31, 2011.  The decrease in the Company’s assets is the direct result of the decrease in fair value of its marketable securities and the lower cash and cash equivalents and money market investments on hand.

The Company received $13,028 from the exercise of options in 2012 versus $60,587 in 2011.  As at March 27, 2013, the Company had working capital of approximately $35.5 million.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advanced-stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.

There has been a substantial deterioration in global credit and equity markets especially as they relate to junior mining companies.  Government intervention in major banks, financial institutions and insurers has also contributed to greater volatility, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company's cost of obtaining, capital and financing for our operations. If our capital costs exceed management’s expectations or new project opportunities become available and desirable to us, we may need to access additional capital.  Further, our access to additional capital may not be available on terms acceptable to us or at all.

C.           Research and Development, Patents and Licences, Etc.

None.

D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time, global metal and bulk material prices are volatile.  Base metal and bulk material prices driven by rising global demand, climbed dramatically and approached near historic highs over the past several years.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.  The general decline in mineral resource equity prices over the past year has been reflected in a similar decline in the Company’s common share price.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs and property evaluations.

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

F.           Tabular Disclosure of Contractual Obligations

The following chart lists Company’s contractual obligations and commitments as of December 31, 2012.

	Payments Due by Period ($)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Accounts Payable and Accrued Liabilities	226,468	226,468	-	-	-
Operating Lease Obligations	638,710	215,906	422,804		-
Total	865,178	442,374	422,804	-	-

G.           Safe Harbour

The Company seeks safe harbour for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A.           Directors and Senior Management.

The name, age and position held with the Company; the principal occupation of each director, officer and executive officer of the Company during the past five years preceding the date of this annual report, and the period of service as a Director/Officer, are as follows:

Name, Age and Position (1)	Principal Occupation During Past Five Years	Period of Service as a Director/Officer
ALFRED L. HILLS (3) British Columbia, Canada Chief Executive Officer, President and Director Age (58)	Former Director and Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer.	Director, President and CEO since September 30, 2009.
ROMAN SHKLANKA British Columbia, Canada Chairman and Director Age (80)
Chairman and Director of Pacific Imperial Mines Inc.  Director of Delta Gold Corporation.  Former Director of Delta Minerals Corporation. Former Chairman and Director of Kobex Resources Ltd. and International Barytex Resources Ltd.
Chairman and Director since September 30, 2009 to present.
MICHAEL ATKINSON (2) (3) British Columbia, Canada Director Age (40)	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	Director since December, 2008 to present.
JAMES C. O’ROURKE (2) British Columbia, Canada Director Age (73)	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant. Former Director of Kobex Resources Ltd.	Director since September, 2009 to present.
PETER BRADSHAW British Columbia, Canada Director Age (74)
Director and Chairman of First Point Minerals Corp, a mining company, from February 2012 to the present.
Director and Chief Executive Officer of First Point Minerals Corp from July 1996 to February 2012.
Director since March 13, 2013 to present.
PAUL VAN EEDEN (2) Ontario, Canada Director Age (48)
President of Cranberry Capital Inc. from February 2006 to the present. President of 2260761 Ontario Inc. from October 2010 to the present.  Director of Miranda Gold Corp., Evrim Resources Corp. and Synodon Inc.
Director since March 13, 2013 to present.

GEOFFREY D. BACH British Columbia, Canada Chief Financial Officer Age (74)	Consultant.	CFO since November 8, 2011 to present.

(1) Officers and Directors of the Company may also serve as directors of other companies.  See “Conflicts of Interest” below.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company, other than indicated immediately above and at “Item 7.  Major Shareholders and Related Party Transactions – Major Shareholders.”

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service

Alfred L. Hills	-	-	-

Roman Shklanka	Pacific Imperial Mines Inc.	Director& Chairman	Sep/04 to present
	Delta Gold Corporation	Director	Feb/2013 to present

Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sypher Resources Ltd.	Director	Jan/10 to present
	Denovo Capital Corp.	Director	Apr/10 to present
	Kircaldy Capital Corp.	Director, President & CFO	Oct/10 to present
	Legend Power Systems Inc.	Director	Nov/10 to present
	Chieftain Metals Inc.	Director	Nov/10 to present

James C. O’Rourke	Copper Mountain Mining Corp	Director& President	Apr/06 to present
	Compliance Energy Corp.	Director &Chairman	2000 to present
	Madison Pacific Properties Inc.	Director& President	May/98 to present
	Gold Mountain Mining Corporation	Director & President	Mar/10 to present

Peter Bradshaw	First point Minerals Corp Aquila Resources Ltd	Director and Chairman Director and Chairman	Feb/12 to present May/00 to present

Paul Van Eeden	2260761 Ontario Inc.	President	Oct/10 to present
	Cranberry Capital Inc.	President	Feb/06 to present
	Miranda Gold Corp	Director	Sep/2010 to present
	Evrim Resources Corp.	Director	Dec/10 to present
	Synodon Inc.	Director	Nov/11 to present

B.           Compensation.

During the fiscal year ended December 31, 2012, the directors and officers of the Company, as a group, had received or charged the Company a total of $651,850, (2011 - $752,945) for services rendered by the directors and officers or companies owned by the individuals.

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

During the year ended December 31, 2012, the Company had three Named Executive Officers: Dr. Roman Shklanka, Chairman, Alfred Hills, Chief Executive Officer and President, and Geoffrey Bach, the Chief Financial Officer.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 2012 and 2011.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2012 and 2011, and 2010 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Dec-ember 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (8)	Annual incentive plans ($)	Long-term incentive plans	Pension Value ($)	All other Compen-sation ($)	Total Compen-sation ($)
Alfred Hills President and CEO (1)(2)	2012 2011 2010	225,000 225,000 225,000	Nil Nil Nil	Nil 44,048 240,274	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	225,000 269,048 465,274
Roman Shklanka Chairman(3)(4)	2012 2011 2010	150,000 150,000 150,000	Nil Nil Nil	Nil 44,048 195,856	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 194,048 345,856
Geoffrey Bach CFO (5)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil 18,492 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	126,850 8,775 Nil	126,850 27,267 Nil

  (1)          Mr. Hills is also a director but does not receive any compensation in that capacity.
(2)
Mr. Hills’ option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the tranches in 2011 and 2010 are $0.10, and $0.80  respectively.  Mr. Hills’ option-based awards during 2010 consisted of 150,000 share options granted November 1, 2010 at an exercise price of Cdn$0.96 that vested immediately with a fair value of $0.89 per share option.  In 2011, Mr. Hills’ option-based awards consisted of 100,000 share options granted November 8, 2011 at an exercise price of Cdn$0.80 that vested immediately with a fair value of $0.31 per share option.

(3)	Dr. Shklanka is the chairman of the Company. Dr. Shklanka is also a director of the Company, but did not receive any compensation in that capacity.
(4)
Dr. Shklanka’s option-based awards during 2009 consisted of 400,000 share options granted October 26, 2009 at an exercise price of Cdn$0.82 that vested in three tranches over two years.  The fair values per share option of the tranches are $0.10,and  $0.80 respectively. Dr. Shklanka’s option-based awards during 2010 consisted of 100,000 share options granted November 1, 2010 at an exercise price of Cdn.$0.96 that vested immediately with a fair value of $0.89 per share option.  In 2011, Dr. Shklanka’s option-based awards consisted of 100,000 share options granted November 8, 2011 at an exercise price of Cdn.$0.80 that vested immediately with a fair value of $0.31 per share option.

(5)	In 2011, Mr.Bach’s option-based awards consisted of 60,000 share options granted November 8, 2011 at an exercise price of Cdn$0.80 that vested immediately with a fair value of $0.31 per share option.
(6)
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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth share options granted by the Company and outstanding during the financial year ended December 31, 2012 to the Named Executive Officers of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Alfred Hills	100,000 150,000 400,000 18,416 4,604	0.80 0.96 0.82 1.09 6.73	Nov 8, 2016 Nov 1, 2015 Oct 26, 2014 Feb 25, 2014 Feb 5, 2013	- - - - -	Nil	Nil
Roman Shklanka	100,000 100,000 400,000 38,237 13,812 4,604	0.80 0.96 0.82 0.53 1.09 6.73	Nov 8, 2016 Nov 1, 2015 Oct 26, 2014 Feb 26, 2014 Feb 25, 2014 Feb 5, 2013	- - - - - -	Nil	Nil
Geoffrey Bach	60,000	0.80	Nov 8, 2016	-	Nil	Nil
(1)	The values of unexercised in-the-money options are calculated based on the December 31, 2012 closing price ($0.49) of the Company’s common share on the TSX Venture Exchange.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alfred Hills (1)	Nil	Nil	Nil
Roman Shklanka (2)	Nil	Nil	Nil
Geoffrey Bach (3)	Nil	Nil	Nil

(1) Alfred Hills was appointed as President and CEO on September 30, 2009.
(2) Dr. Roman Shklanka was appointed as Chairman on September 30, 2009.
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

Compensation of Directors

The Company does not have a share-based award plan for the directors other than the Stock Option Plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors. Other than as described in the Narrative Description, no directors, who were not NEO’s of the Company, were compensated during the financial year ended December 31, 2012 for services in their capacity as directors.

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2012, the Company paid to the directors who were not NEO’s of the Company $150,000 (2011 - $175,000).

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2012 for services as consultants or experts.

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

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding Option-based Awards and
Share-based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Roman Shklanka	4,604 13,812 38,237 400,000 100,000 100,000	6 6.73 1.09 0.53 0.82 0.96 0.80	Feb 5, 2013 Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - - - - -	Nil	Nil
Alfred Hills	4,604 18,416 400,000 150,000 100,000	6.73 1.09 0.82 0.96 0.80	Feb 5, 2013 Feb 25, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - - - -	Nil	Nil
Michael Atkinson	200,000 50,000 35,000	0.82 0.96 0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - -	Nil	Nil
James O’Rourke	38,237 200,000 50,000 35,000	0.53 0.82 0.96 0.80	Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	- - - -	Nil	Nil
Alex Davidson (2)	200,000 50,000 35,000	0.82 0.96 0.80	Mar 31, 2013 Mar 31, 2013 Mar 31, 2013	- - -	Nil	Nil

(1) The values of unexercised in-the-money options are calculated based on the December 31, 2012 closing price ($0.49) of the Company’s common    shares on the TSX Venture Exchange.
(2) Alex Davidson resigned as a Director on December 31, 2012.

Messrs. Atkinson, O’Rourke and Davidson each were also paid a fee of $50,000 as a director’s fee during 2012.

There were Nil and 105,000 share options granted by the Company during the financial year ended December 31, 2012 and 2011 respectively to the directors who are not a Named Executive Officer of the Company.

There were no exercises of share options during the financial years ended December 31, 2012 and 2011 by the directors who are not a Named Executive Officer, and the financial year-end value of their unexercised options was $Nil.

Incentive Plan Awards Tables

Of the incentive share options held by the non-executive directors, Nil and 305,000 options vested during the 2012 and 2011 years respectively.

Employment Agreements

There were no employment or consulting agreements entered into with the Company during the financial year ended December 31, 2012 with directors who are not a Named Executive Officer of the Company.

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

Option Grants

The following table sets forth information concerning share options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	Nil	0%	-	-	-
(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

Management Contracts

Alfred Hills

The Company is party to an agreement with Mr. Alfred Hills, effective as of November 9, 2009, pursuant to which Mr. Hills provides executive services as President and Chief Executive Officer of the Company. During the fiscal year ended December 31, 2012, Mr. Hills was paid $225,000 (2011 - $225,000).

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

Roman Shklanka

The Company is party to an agreement with Dr. Roman Shklanka, effective as of October 1, 2009, pursuant to which Dr. Shklanka provides executive services as Chairman of the Company. During the fiscal year ended December 31, 2012, Dr. Shklanka was paid $150,000 (2011 - $150,000).

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

Geoffrey Bach

The Company is party to an agreement with Mr. Geoffrey Bach, effective as of November 8, 2011, pursuant to which Mr. Bach provides executive services as Chief Financial Officer of the Company. During the fiscal year ended December 31, 2012, Mr. Bach was paid $126,850 (2011 - $8,775).

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

The Company’s Compensation Committee must be comprised of at least two independent directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates. On March 27, 2013, Dr. Peter Bradshaw and Mr. Paul Van Eeden were appointed to the Compensation Committee to replace Mr. Alfred Hills.  As of the date of this report, Messrs. O’Rourke, Bradshaw, Van Eeden and Atkinson are members of the Compensation Committee. The Board of Directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint a compensation committee.

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

5.
The Compensation Committee will meet at least twice per year (but had only one meeting in 2012) and may call special meetings as required.  A quorum at meetings of the Compensation Committee will be one of its members.  The Compensation Committee may hold its meetings, and members of the Compensation Committee may attend meetings, by telephone conference call.

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

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, to comprise three independent directors pursuant to the Rule 803 of the NYSE MKT Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. Mr. James C. O'Rourke and Mr. Michael Atkinson are independent members of the Audit Committee and financially literate but the third member in 2012, Mr. Alexander Davidson, resigned his position on December 31, 2012.  Mr. Paul Van Eeden was added as a member of the Audit Committee on March 13, 2013. From December 31, 2012 until March 13, 2013, the Company was relying on the “cure period” set forth in Section 803B(6)(b) of the NYSE MKT Company guide, as it did not have three members of its Audit Committee.

Terms of Reference for the Audit Committee

General

The Company’s Audit Committee must be comprised of at least three directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates.  As of the date of this report, Messrs. O’Rourke, Van Eeden and Atkinson are members of the Audit Committee. The Board of Directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint an audit committee.

The Audit Committee must review the annual financial statements of the Company before they are approved by the Board of Directors of the Company.  The Board of Directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.  In addition, the Audit Committee is responsible for:

-	retaining the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders;
-	reviewing the external audit plan and the results of the audit, approving all audit engagement fees and terms and pre-approving all non-audit services to be performed by the external auditor;
-	reviewing the Company’s financial statements and related management’s discussion and analysis of financial and operating results; and
-	having direct communication channels with the Company’s auditors.

The Audit Committee’s mandate requires that all of the members be financially literate and at least one member have accounting or related financial management expertise. The mandate of the Committee empowers it to retain legal, accounting and other advisors.

D.           Employees

The Company has 3 full-time employees and one part-time employee all at the Vancouver office.  Exploration activities are conducted by consultants, labourers and technicians hired for the duration of the exploration program.

E.           Share Ownership

As of March 27, 2013, the Company had 46,082,413 shares outstanding.  The following table sets forth details of all employee share ownership and includes information regarding the date of expiration or any options held by each employee; the exercise price of the particular option held; the total number of options held by each employee; the total number of shares held by each employee; and each employee’s percentage of ownership:

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 27, 2013.

Title of Class	Name	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class(1)
Common Shares	Alfred Hills (2)	681,621	1.46%
Common Shares	Roman Shklanka (3)	2,515,365	5.38%
Common Shares	Michael Atkinson(4)	285,000	0.61%
Common Shares	James C. O’Rourke(5)	446,087	1.05%
Common Shares	Peter Bradshaw(6)	208,333	0.45%
Common Shares	Paul Van Eeden(7)	3,745,000	8.09%
Common Shares	Geoffrey Bach(8)	60,000	0.13%
Common Shares	Officers and Directors (as a group, 7 persons)	7,941,406(9)	16.38%
(1)
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options and or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,082,413 shares of common share outstanding as of March 27, 2013.

(2)
Includes 13,205 shares held by Mr. Hills and 668,416 options held by Mr. Hills to acquire an additional 668,416 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(3)
Includes 44,190 and 1,819,126 shares held by Dr. Shklanka and Shklanka Holdings Ltd. respectively and 652,049 options held by Dr. Shklanka to acquire an additional 652,049 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(4)
Comprises 285,000 options held by Mr. Atkinson to acquire an additional 285,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(5)
Includes 122,850 shares held by Mr. O’Rourke and 323,237 options held by Mr. O’Rourke to acquire an additional 323,237 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(6)
Includes 8,333 shares held by Dr. Bradshaw and 200,000 options held by Dr. Bradshaw to acquire 200,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(7)
Comprises 200,000 options held by Mr. Van Eeden to acquire 200,000 shares.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

(8)	Comprises 60,000 options held by Mr. Bach to acquire 60,000 shares. See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”
(9)
Includes the shares and options set forth in footnotes 2 through 8 above.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Share Options.”

Options, Warrants and Other Rights to Acquire Securities

As of March 27, 2013, the Company had granted a number of share options and entered into a number of agreements pursuant to which up to 3,337,558 common shares of the Company may be issued.  The following is a brief summary of these share options currently outstanding and agreements.

Share Options

The TSX-V requires all TSX-V listed companies to adopt share option plans, and such plans must contain certain provisions.  At the annual and extraordinary general meeting of shareholders of the Company held on June 26, 2003, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”).  At the annual and extraordinary general meetings of shareholders of the Company held on June 24, 2004 and at each subsequent meeting of shareholders respectively, the shareholders approved and ratified by ordinary resolution the 2003 Stock Option Plan to make a total of up to 10% of the issued and outstanding shares of the Company available for issuance.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s Board of Directors or by the Compensation Committee of the Company’s Board of Directors consisting of not less than two of its members.  The Stock Option Plan is currently administered by the Compensation Committee.

Description of Stock Option Plan

The effective date (the “Effective Date”) of the Stock Option Plan is June 2, 2003, the date the Board of Directors approved the Stock Option Plan, and it will continue indefinitely as approved by ordinary resolution of shareholders at their meeting held June 20, 2012.  Prior to that 2012 resolution, the Stock Option Plan was to terminate ten years after the Effective Date.

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

As of March 27, 2013, the Company has issued 3,337,558 non-transferable incentive share options to purchase common shares outstanding to the following persons:
Optionee	Nature of Option(1)	Number of Shares	Exercise Price	Expiration Date	Market Value on Date of Grant or Repricing
Roman Shklanka	Director	13,812 38,237 400,000 100,000 100,000	$1.09 $0.53 $0.82 $0.96 $0.80	Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.09 $0.53 $0.82 $0.96 $0.62
Leo King	Consultant	10,129 38,237 100,000 50,000	$1.09 $0.53 $0.82 $0.96	Feb 25, 2014 Feb 26, 2014 Oct 26, 2014 Nov 1, 2015	$1.09 $0.53 $0.82 $0.96
James O’Rourke	Director	38,237 200,000 50,000 35,000	$0.53 $0.82 $0.96 $0.80	Feb 26, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$0.53 $0.82 $0.96 $0.62
Geoffrey Bird	Former Director of Kobex Resources Ltd.	38,237	$0.53	Feb 26, 2014	$0.53
Evan Koblanski	Consultant	20,000	$0.96	Nov 1, 2015	$0.96
Steve Bebek	Former Director of Kobex Resources Ltd.	38,237	$0.53	Feb 26, 2014	$0.53
Chelsia Cheam	Employee	1,841 60,000 40,000 30,000	$1.09 $0.82 $0.96 $0.80	Feb 25, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.09 $0.82 $0.96 $0.62
Theodore Muraro	Consultant	6,906	$1.09	Feb 25, 2014	$1.09
William Pillipow	Former Director of International Barytex Resources Ltd.	6,906	$1.09	Feb 25, 2014	$1.09
Alfred Hills	Officer	18,416 400,000 150,000 100,000	$1.09 $0.82 $0.96 $0.80	Feb 25, 2014 Oct 26,2014 Nov 1, 2015 Nov 8, 2016	$1.09 $0.82 $0.96 $0.62
Megan Carlson	Employee	920 60,000 40,000 30,000	$1.09 $0.82 $0.96 $0.80	Feb 25, 2014 Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$1.09 $0.82 $0.96 $0.62
Ian Marshall	Consultant	920 30,000 15,000	$1.09 $0.82 $0.96	Feb 25, 2014 Oct 26, 2014 Nov 1, 2015	$1.09 $0.82 $0.96
Louis Kabwe	Consultant	460	$1.09	Mar 31, 2013	$1.09
CoMo Investment	Consultant	920	$1.09	Mar 31, 2013	$1.09
Michael Atkinson	Director	200,000 50,000 35,000	$0.82 $0.96 $0.80	Oct 26, 2014 Nov 1, 2015 Nov 8, 2016	$0.82 $0.96 $0.62
Alex Davidson	Former Director	200,000 50,000 35,000	$0.82 $0.96 $0.80	Mar 31, 2013 Mar 31, 2013 Mar 31, 2013	$0.82 $0.96 $0.62
Anthonie Luteijn	Former Director of International Barytex Resources Ltd.	6,906 38,237	$1.09 $0.53	Feb 25, 2014 Feb 26, 2014	$1.09 $0.53
Geoffrey Bach	Chief Financial Officer	60,000	$0.80	Nov 8, 2016	$0.62
Peter Bradshaw	Director	200,000	$0.55	Mar 13, 2018	$0.465
Paul Van Eeden	Director	200,000	$0.55	Mar 13, 2018	$0.465
TOTAL		3,337,558

As of March 27, 2013, Officers and directors, as a group (7 persons), held 2,388,702 options to purchase the Company’s common shares.

Warrants and Other Commitments

As of March 27, 2013, there were no non-transferable common share purchase warrants exercisable or outstanding.

There are no assurances that the options described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders.

To the best of the Company’s knowledge, the following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s major shareholders as of March 27, 2013:

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	SHARES AND RIGHTS BENEFICIALLY OWNED OR CONTROLLED (1)	PERCENT OF CLASS (1)
COMMON SHARES	SPROTT ASSET MANAGEMENT USA INC. AND SPROTT GLOBAL RESOURCE INVESTMENTS LTD. (2) (3) 1910 PALOMAR POINT WAY, SUITE 200 CARLSBAD. CALIFORNIA. USA. 92008	8,507,415	18.5%
COMMON SHARES	2260761 ONTARIO INC.(5) 205-713 DAVIS DR. NEWMARKET, ONTARIO L3Y 2R3 CANADA	3,745,000	7.8%

NOTES:
(1)
Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options within 60 days from March 27, 2013, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common share owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 46,082,413 common shares outstanding as of March 27, 2013.

(2)
These shares are held collectively by Exploration Capital Partners 2006 Limited Partnership (7,150,000 shares) and Exploration Capital Partners 2008 Limited Partnership (769,249 shares) with an additional 588,166 shares held on behalf of accounts managed by Sprott Global Resource Investments Ltd. (587,752 shares) and Sprott Asset Management USA Inc. (414 shares).

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

(4)
Mr. Michael Atkinson was nominated by the board to represent the interests of the Rule Family Trust, a previous significant shareholder of the company.  Mr. Atkinson was elected a director at the company’s annual meeting of shareholders on December 9, 2008.

(5)	Information provided by P. Van Eeden on March 27, 2013.

Sprott Inc., a corporation organized under the laws of the Province of Ontario, Canada (“Sprott”) filed on EDGAR a Schedule 13D document with respect to the Company reporting the following information:

“Sprott and Exploration Capital Partners 2006 Limited Partnership, a California limited partnership (“Exploration 2006” and, together with Sprott, the “Reporting Persons”), acquired common shares in the Company in the belief that the shares represented an attractive investment opportunity.

On September 28, 2012, Sprott delivered a letter to the Company’s Chairman and Director, Roman Shklanka, and the Company’s Board of Directors (the “Board”). In the letter, Sprott expressed its desire to help to refocus the Company so that it may achieve its stated objectives and suggested that the Company consider changes to the Board composition but has not suggested actual Board members in that regard. Sprott stressed that management must act with a renewed sense of urgency and discipline to execute on strategic initiatives and reduce expenses. Sprott also expressed its hope of continuing a constructive dialogue with the Company’s Board and senior management to address the challenges and opportunities facing the Company, and to ensure that it is run with the best interests of all shareholders as the primary objective.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.”

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership by major shareholders of the Company’s shares other than disclosed herein.

Shares Held in the United States

As of December 31, 2012, there were 104 registered holders of the Company’s shares with addresses in the United States, with combined holdings of 5,141,940 shares.

Change of Control

As of March 27, 2013, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

Other than as disclosed below, from January 1, 2012 through March 27, 2013, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the period the Company paid directors’ fees totalling $50,000 to each of the two continuing independent directors of the Company and to one other independent director of the Company who resigned on December 31, 2012 (2011 to four independent directors- $175,000).

C.           Interests of Experts and Counsel.

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information.

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2012, 2011 and 2010.	F-1 - F-27

Legal Proceedings

There are no legal proceedings as at March 27, 2013.

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

A.           Offering and Listing Details.

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

The following table lists the volume of trading and high and low sales prices on the TSX-V, for the Company’s common shares for the last five fiscal years, each quarterly period during the last two fiscal years and each month from September 2012 through February 2013.

TSX Venture Exchange Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2012	7,558,900	$0.69	$0.43
December 31, 2011	12,538,100	$1.19	$0.60
December 31, 2010	14,259,123	$1.08	$0.75
December 31, 2009	8,127,272	$1.17	$0.62
December 31, 2008	11,615,295	$1.15	$0.48

		Sales Price
Quarter Ended	Volume	High	Low
December 31, 2012	1,651,900	$0.54	$0.46
September 30, 2012	1,579,300	$0.65	$0.43
June 30, 2012	2,366,100	$0.65	$0.55
March 31, 2012	1,961,600	0.69	$0.56
December 31, 2011	3,309,200	0.68	0.55
September 30, 2011	2,093,800	0.82	0.60
June 30, 2011	3,161,900	1.00	0.74
March 31, 2011	3,973,200	1.19	0.90

		Sales Price
Month Ended	Volume	High	Low
February 28, 2013	320,600	$0.53	$0.45
January 31, 2013	164,100	$0.51	$0.47
December 31, 2012	504,500	$0.52	$0.47
November 30, 2012	540,200	$0.54	$0.46
October 31, 2012	607,200	$0.54	$0.46
September 30, 2012	801,700	$0.65	$0.48

NYSE MKT and Over-the-Counter Bulletin Board Stock Trading Activity

As of July 6, 2005, the Company’s shares commenced trading on the American Stock Exchange (“AMEX”).  Prior to that, the Company’s shares traded on the OTC Bulletin Board previously operated by the National Association of Securities Dealers in the United States from October 8, 2002.  Effective October 1, 2008, AMEX changed its name to “NYSE Alternext US” following the NYSE Euronext acquisition of the AMEX effective March 18, 2008, the name was changed to “NYSE Amex Equities” ("NYSE Amex"). Effective May 14, 2012, the NYSE AMEX further changed its name to the NYSE MKT. The Company currently trades on the NYSE MKT under the symbol “KXM”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the NYSE MKT for the periods indicated:

		Sales Price (US$)
Year Ended	Volume	High	Low
December 31,2012	1,967,200	$0.69	$0.45
December 31, 2011	5,563,700	$1.23	$0.54
December 31, 2010	5,207,646	$1.07	$0.71
December 31, 2009	6,620,044	$1.12	$0.48
December 31, 2008	3,553,263	$1.13	$0.38

		Sales Price (US$)
Quarter Ended	Volume	High	Low
December 31, 2012	657,700	0.56	0.45
September 30, 2012	458,400	0.65	0.50
June 30, 2012	242,000	0.63	0.53
March 31, 2012	609,100	0.69	0.57
December 31, 2011	570,100	0.69	0.54
September 30, 2011	1,477,100	0.85	0.57
June 30, 2011	894,300	1.03	0.71
March 31, 2011	2,622,200	1.23	0.88

		Sales Price (US$)
Month Ended	Volume	High	Low
February 28, 2013	193,400	0.58	0.44
January 31, 2013	105,200	0.51	0.47
December 31, 2012	223,900	0.51	0.45
November 30, 2012	216,900	0.53	0.48
October 31, 2012	222,900	0.56	0.46
September 30, 2012	184,500	0.65	0.51

B.           Plan of Distribution.

Not Applicable.

C.           Markets.

Our common shares, no par value, are traded on the TSX-V under the symbol “KXM” (formerly “IMR”) and are traded on the NYSE MKT under the symbol "KXM".

D.           Selling Shareholders.

Not Applicable.

E.           Dilution.
Not Applicable.

F.           Expenses of the Issue.

Not Applicable.

Item 10.   Additional Information

A.           Share Capital.

Not Applicable.

B.           Memorandum and Articles of Association.

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

The Company’s objectives and purposes are not set forth in or prescribed by its Articles or Memorandum.  The Company is in the business of the acquisition, exploration and development of mineral properties.

Amendment of Notice of Articles

On March 29, 2004, the new British Columbia Business Corporations Act came into force in British Columbia (the “BCBCA”  The Board of Directors of the Company approved the Transition of the Company and the Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

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

A director or senior officer who holds such a material interest must disclose such interest in writing.  The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company’s record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction, but may be counted in the quorum at the directors’ meeting at which such vote is taken.

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

There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

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

Common Shares

A total of 46,082,413 common shares were issued and outstanding as of December 31, 2012 and 46,082,413 common shares were outstanding as at March 27, 2013.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Preferred Shares

The Company is authorized to issue up to 100,000,000 preferred shares in one or more series of which 18,283,053 have been designated as Preferred Shares, Series I.  The preferred shares are entitled to priority over the common shares with respect to the payment of dividends and distribution in the event of the dissolution, liquidation or winding-up of the Company.  The holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, other than at a meeting of holders of Preferred Shares.   As of March 27, 2013 there were no issued or outstanding preferred shares.

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

Meetings of the Shareholders

Annual and General Meetings

Under BCBCA and the Company’s Articles, the Company’s annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders.  At the Company’s Board of Directors meeting held on March 12, 2013, the Board members approved new requirements for a minimum 30 days advance notice to be given prior to the nomination of new directors of the Company by nominating shareholders and to seek the approval of the Company’s shareholders in General Meeting scheduled for June 18, 2013 to revise the Company’s Articles to reflect the change.

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

Indemnity Provision

The Company’s Articles allow the Company to indemnify any person, subject to the restrictions imposed under the BCBCA.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, alternate directors and former directors, officers, employees and agents, subject to any restrictions of the BCBCA.

The directors, alternate directors and former directors are deemed to have contracted with the Company (“Indemnity Agreements”), as provided under the Articles of the Company.  However, under the BCBCA, the Company will be prohibited from paying amounts under the terms of Indemnity Agreements if:

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

2.
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

3.
International Barytex Resources Ltd., Kobex, and Pacific Imperial Mines Inc. entered into a lease agreement with Pacific Centre Leaseholds Limited for leasing of office premises at 1700 – 700 West Pender Street, Vancouver, BC.  The term of the lease was for six years and expired on January 31, 2013.

4.
Effective December 1, 2009, the Company sub-leased a portion of its office premises at 1700 – 700 West Pender Street, Vancouver, BC to Copper Mountain Mining Corporation.  The term of this sublease agreement expired on January 31, 2013.

5.
Effective February 2, 2013, the Company sub-leased a portion of its office premises at 1700 – 700 West Pender Street, Vancouver, BC from Copper Mountain Mining Corporation for a three-year term that expires on February 2, 2016.

D.           Exchange Controls.

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest or other payments to non-resident holders of the Company’s Common Stock other than dividends (see section E Material Canadian Federal Income Tax Consequences – Dividends” below). Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

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

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

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

(b)
except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors.  The threshold for 2013 is $344,000,000.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

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

E.           Taxation.

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

Capital Gains

In general, a non-resident of Canada is subject to tax under the ITA with respect to a capital gain realized upon the disposition of a taxable Canadian property.  Taxable Canadian property includes a share that is listed on a designated stock exchange if during the 60-month period that ends immediately preceding the disposition:

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2012, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year and subsequent taxable years.  The determination of whether a corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether a corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

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

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Treaty and such U.S. Holder elects to treat such gain or loss as “foreign source.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

F.           Dividends and Paying Agents.

Not Applicable.

G.           Statements by Experts.

Not Applicable.

H.           Documents on Display.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 1700 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, Tel: (604) 688-9368, E-mail: ahills@kobexminerals.com.

I.           Subsidiary Information.

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks.  The Company’s cash and cash equivalents are subject to foreign exchange risk, and the Company’s marketable securities are subject to equity price risk.  The Company uses the Canadian dollar as its reporting currency and has certain cash and cash equivalents denominated in the United States dollar.  The Company has investments in two companies publicly listed on the TSX Venture Exchange.  The following table sets forth the principal components of the balance sheet at December 31, 2012 showing the sensitivity to foreign exchange and equity price risks:
	Denominated in		Total Value in	Effect of 10% change	Effect of 10% change
	Cdn$	US$	Cdn$	in exchange rate	in equity price

Cash and cash equivalents	30,696,159	7,600	30,703,720	760	-
Investments	5,000,000	-	5,000,000	-
Receivables and prepaids	523,900	-	523,900	-	-
Accounts payable and accrued liabilities	226,468	-	226,468	-	-
Marketable securities	70,800	-	70,800	-	7,080

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

A. - D.

None.

E.           Use of Proceeds.

Not Applicable.

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Hills, the Company’s Chief Executive Officer, and Mr. Bach, the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2012. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Bach, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm as the Company qualifies as a non-accelerated filer and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that the Company has at least one audit committee financial expert. Mr. Atkinson is a financial expert and an independent director under Rule 803 of the NYSE MKT and Rule 10A-3 of the United States Exchange Act of 1934, as amended, and serves on the Company’s audit committee. The Company will continue to have at least one member of the Audit Committee that is an audit committee financial expert.

Item 16B.  Code of Ethics.

The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.  A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.kobexminerals.com.  The Code of Ethics is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1700 – 700, West Pender Street, Vancouver, British Columbia, V6C 1G8 Canada.

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

Only the Audit Committee may amend the Company’s Code of Business Conduct and Ethics.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal year ended December 31, 2012, the Company’s auditor billed approximately $63,986, (2011 - $50,800) for the audit of the Company’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2012, the Company’s current auditor billed $nil (2011 - $Nil) for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal year ended December 31, 2012 the Company’s auditor billed $20,731 (2011 - $11,732) for tax compliance, tax advice and tax planning services.

All Other Fees

For the fiscal years ended December 31, 2012 and 2011, the Company’s auditor billed $Nil and billed $Nil, respectively, for products and services other than the services set out above.

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

The Company did not repurchase any common shares in the fiscal year ended December 31, 2012.

Item 16F.   Change in Registrant’s Certifying Accountant

There has been no change of Auditor since the audit of the financial statements for the year ended December 31, 2011.

Item 16G.   Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards are as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

Compensation Committee Composition:  Section 805(a) of the NSYE MKT Company Guide requires a Compensation Committee to be made up solely of independent directors or by the majority of the independent directors of the Board of Directors. The Company’s Compensation Committee does not solely consist of independent directors. The composition is not prohibited under applicable British Columbia law and the rules of the TSX Venture Exchange. Under home country laws, the Company is required to disclose annually, in its management information circular, whether the Company has a Compensation Committee made up entirely of independent directors, and if the Compensation Committee is not made up entirely of independent directors, describe what the board of directors does to encourage an objective process for determining compensation.

Board Composition:   Section 802(a) of the NYSE MKT Company Guide requires that a majority of the directors on the board of directors of each listed company be independent (as defined in Section 803(a) of the
NYSE MKT Company Guide). From December 31, 2012 until March 13, 2013, as a result of the resignation of an independent director, a majority of the directors on the Company’s board of directors were not independent. The Company was not in violation of the applicable laws of the Province of the British Columbia and the TSX Venture Exchange. Under home country laws, the Company is required to disclose annually, in its management information circular, whether or not a majority of its directors are independent and, if a majority of the directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Nominating Committee:   Section 804(a) of the NSYE MKT Company Guide requires a Nominating Committee to be made up solely of independent directors or by the majority of the independent directors of the Board of Directors. The Company does not have a Nominating Committee made up solely of independent directors or by the majority of the independent directors of the Board of Directors. The process followed by The Company is not prohibited under applicable British Columbia law and the rules of the TSX Venture Exchange. Under home country laws, the Company is required to disclose annually, in its management information circular, whether the Company has a Nominating Committee made up entirely of independent directors, and if the Nominating Committee is not made up entirely of independent directors, describe what the board of directors does to encourage an objective process for determining the nomination process.

The foregoing is consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.kobexminerals.com. Information contained on its website is not part of this annual report.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Independent Auditors’ Report dated March 27, 2013;

Consolidated Statements of Financial Position as at December 31, 2012, 2011 and 2010;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010;

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;

Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010.

Item 19.  Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles (1)
1.2	Notice of Articles (2)
2.1	Option agreement between IMA Exploration and Western Copper Corporation dated August 15, 2008 (2)
2.2	Arrangement Agreements with International Barytex Resources Ltd. and Kobex Resources Ltd. (3)
2.3	Employment Agreement between the Company and Roman Shklanka (3)
2.4	Employment Agreement between the Company and Alfred Hills (3)
2.5	Consulting Agreement between the Company and Geoffrey Bach (4)
2.6	Office lease agreement with Cadillac Fairview (3)
2.7	Office sub-lease agreement between the Company and Copper Mountain Mining Corporation (3)
2.8	Consulting Agreement with H. Leo King (3)
2.9	Consulting Agreement with Ian E. Marshall (3)
3.1	List of Subsidiaries
3.2	Certification of Alfred Hills Pursuant to Rule 13a-14(a)
3.3	Certification of Geoffrey Bach Pursuant to Rule 13a-14(a)
3.4	Certification of Alfred Hills Pursuant to 18 U.S.C. Section 1350
3.5	Certification of Geoffrey Bach Pursuant to 18 U.S.C. Section 1350
(1) Previously filed as an exhibit to the company’s annual report on form 20-F filed April 2, 2007.  File number 01-32558.
(2) Previously filed as an exhibit to the company’s annual report on form 20-F filed April 8, 2009.  File number 01-32558
(3) Previously filed as an exhibit to the company’s annual report on form 20-F filed April 6, 2010.  File number 01-32558
(4) Previously filed as an exhibit to the company’s annual report on form 20-F filed March 30, 2012.  File number 01-32558

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOBEX MINERALS INC.

Dated: March 28, 2013	/s/ Alfred Hills
Alfred Hills
President, Chief Executive Officer, and Director